

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
OCT 30 2007
182

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Symbion Health Limited
(Name of Subject Company)

Not Applicable
(Translation of subject company's name into English (if applicable))

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Healthscope Limited

Symbion Health Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Subject Securities)

Timothy Paine, Company Secretary, Symbion Health Limited, Level 8, Pura House, 5 Queens Road, Melbourne, Victoria, Australia Tel: +61 3 9918 2848, Fax: +61 3 9918 2867

Ingrid Player, Company Secretary, Healthscope Limited, Level 1, 407 Royal Parade, Parkville, Victoria, Australia, Tel: +61 3 9356 7539, Fax: +61 3 9356 7599

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

On or about October 26, 2007
(Date that Exchange Offer is to Commence)

Part I – Information Sent to Security Holders

Home Jurisdiction Documents.

Symbion Health Limited ("Symbion") and Healthscope Limited ("Healthscope") are seeking to enter into a business combination transaction (the "Transaction") in which Healthscope will purchase certain assets and shares of a wholly-owned subsidiary of Symbion (Symbion Healthcare Holdings Pty Ltd, also an Australian corporation) in exchange for Symbion acquiring ordinary shares in Healthscope (the "Shares"), which Symbion will take title to, and then distribute to its shareholders in specie, by way of a dividend and shareholder approved capital reduction. In order for the Transaction to proceed, Symbion's shareholders must pass certain resolutions approving the Transaction and the capital reduction and Healthscope's shareholders must pass a resolution approving (amongst other matters) the issue of Shares to Symbion in connection with the Transaction. On October 26, 2007, Symbion publicly released an explanatory memorandum that will be distributed to Symbion's shareholders regarding (amongst other matters) the Transaction and the capital reduction (the "Symbion EM"), a copy of which is attached as Annex A and Healthscope publicly released an explanatory memorandum that will be distributed to Healthscope's shareholders regarding the Transaction and the issue of Shares to Symbion (the "Healthscope EM"), a copy of which is attached as Annex B.

Informational Legends.

Not applicable.

Part II – Information Not Required to be Sent to Security Holders

Symbion

The following table presents a list of documents incorporated by reference in the Symbion EM and Symbion public informational documents in connection with the Transaction, copies of which are attached as Annex C.

Date (day/month/year)	Document	Annex C
23/10/2007	Symbion Health to continue with Revised Proposal	1
22/10/2007	PRY: Primary to vote against revised proposal	2
18/10/2007	Chairman's letter and notice of AGM	3
12/10/2007	PRY: Symbion ignores potential value to shareholders offered	4
10/10/2007	Symbion Health response to Primary Health Care Announcement	5
10/10/2007	Symbion Health rejects proposal from Primary Health Care	6
09/10/2007	PRY: Primary Health Care Response to Revised Proposal from Healthscope	7
08/10/2007	Letter received following agreement with Healthscope	8
08/10/2007	Symbion Health and Healthscope agree on a revised proposal	9
08/10/2007	Symbion Health Revised Proposal Presentation	10
25/09/2007	Symbion Health's continuing discussions with Healthscope	11
25/09/2007	PRY: Media Release	12
19/09/2007	Update on Transaction with Healthscope	13
11/09/2007	Results of Shareholder Vote on Scheme of Arrangement	14
27/08/2007	Symbion Health Annual Report 2007	15

Healthscope

The following table presents a list of documents incorporated by reference in the Healthscope EM and Healthscope public informational documents in connection with the Transaction, copies of which are attached as Annex D.

Date (day/month/year)	**Document**	**Annex D**
9/10/2007	Acquisition of Symbion Health Diagnostics Presentation	1
8/10/2007	Acquisition of Symbion Health Diagnostics	2
25/9/2007	Healthscope 2007 Annual Report	3
11/9/2007	HSP to commence talks with SYB	4
29/9/2006	Healthscope 2006 Annual Report	5

Part III – Consent to Service of Process

Concurrently with the furnishing of this Form CB, Healthscope and Symbion each filed an irrevocable consent and power of attorney on Form F-X.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEALTHSCOPE LIMITED

By: [signature]

Name: INGRID ANNE PLAYER

Title: COMPANY SECRETARY

Date: 29/10/07

SYMBION HEALTH LIMITED

By: ____________________

Name:

Title:

Date: ________

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEALTHSCOPE LIMITED

By: ______________________

Name:

Title:

Date: ________

SYMBION HEALTH LIMITED

By: 

Name: Timothy Angus Paine

Title: Company Secretary

Date: 24 Oct 2007

Annex A

Explanatory Memorandum

for the

proposed acquisition of the Diagnostics Businesses of Symbion Health Limited by Healthscope Limited

and the

scheme of arrangement in relation to the proposed acquisition of Symbion Health Limited by a company controlled by funds managed or advised by Ironbridge Capital and Archer Capital

Your directors unanimously recommend that you

vote in favour

of each of the resolutions to effect these Transactions, in the absence of a Superior Proposal

This is an important document and requires your immediate attention. You should read this document in its entirety prior to deciding whether or not to vote in favour of the resolutions. If you are in any doubt as to how to deal with this document, please consult your financial, legal, taxation or other professional adviser immediately.


symbion
Health
life matters®

Symbion Health Limited
ACN 004 073 410

CLAYTON UTZ
Legal Adviser to Symbion Health


UBS

Financial Adviser to Symbion Health

symbion Health

Contents

Overview of document

What is this document for?

This document relates to two transactions:

- the Diagnostics Transaction, under which Healthscope will acquire Symbion Health's Diagnostics Businesses; and
- the C&P Scheme, under which Lantern will acquire Symbion Health (at that stage comprising only Symbion Health's C&P Businesses) by way of a scheme of arrangement.

Both the Diagnostics Transaction and the C&P Scheme require the approval of Symbion Health shareholders to proceed. A summary of the Symbion Health shareholder approvals required for the Diagnostics Transaction can be found in section 2.3(c) of this document. A summary of the Symbion Health shareholder approvals required for the C&P Scheme can be found in section 3.3(c) of this document. The Diagnostics Transaction and the C&P Scheme are together referred to as the "Transactions" in this document.

Why should you vote?

As a Symbion Health shareholder, you have a say in whether each of the Transactions are completed or not - this is your opportunity to play a role in deciding the future of Symbion Health.

What you should do next

Read this document and consider how to vote

You should read and carefully consider the information included in this document to help you make an informed decision as to how to vote in relation to the Diagnostics Transaction and the C&P Scheme. Answers to frequently asked questions are set out on pages 18 to 30, to help answer any questions you may have.

If you have any doubt as to what action you should take, please contact your financial, legal, taxation or other professional adviser immediately.

Vote on the Diagnostics Transaction and the C&P Scheme

As a Symbion Health shareholder, it is your right to vote on whether the Diagnostics Transaction and the C&P Scheme should be approved, and therefore whether each of the Transactions should proceed.

You can vote in person or by proxy. Details of how to vote are set out on pages 14 and 15 of this document.

For further information

If you have any questions after reading this document, you can call the Symbion Health shareholder information line on 1800 628 703 or (02) 8280 7513 (from within Australia) or (612) 8280 7513 (from outside Australia) between 9.00 am and 5.00 pm (Melbourne time) on Monday to Friday.

Key dates

Scheduled time and date	Event
Friday, 16 November 2007	Commencement of the period for calculation of the Healthscope VWAP
Wednesday, 28 November 2007 (exactly 48 hours prior to the commencement of the relevant meeting)	Last time and date by which proxy forms and powers of attorney can be lodged
Wednesday, 28 November 2007 at 7.00 pm	Time and date for determining eligibility to vote at: ■ the Symbion Health Diagnostics General Meeting; ■ the C&P Scheme Meeting; and ■ the C&P General Meeting
Thursday, 29 November 2007	End of the period for calculation of the Healthscope VWAP
Friday, 30 November 2007 at 9.00 am	Healthscope General Meeting to approve Diagnostics Transaction
Friday, 30 November 2007 ■ at 10.30 am ■ at 12.30 pm ■ at 1.00 pm	Symbion Health meetings to approve the Transactions: ■ Symbion Health Diagnostics General Meeting to approve the Symbion Health Diagnostics Resolutions; ■ C&P Scheme Meeting to approve the C&P Scheme; and ■ C&P General Meeting to approve the Symbion Health Financial Assistance Resolution.
Friday, 30 November 2007 at 2.30 pm	Symbion Health Annual General Meeting
Monday, 3 December 2007	Symbion Health shares trade ex the Capital Reduction and Diagnostics Transaction Dividend
Friday, 7 December 2007 at 7.00 pm	Diagnostics Record Date
Wednesday, 12 December 2007	Diagnostics Completion Date Despatch of transaction confirmation statements for New Healthscope Shares
Thursday, 13 December 2007	New Healthscope Shares commence trading on a normal settlement basis on ASX
Thursday, 13 December 2007	Court hearing for approval of the C&P Scheme
Monday, 17 December 2007	C&P Scheme Effective Date Last day of trading in Symbion Health shares on ASX
Monday, 24 December 2007 at 7.00 pm	C&P Scheme Record Date for determining entitlements to C&P Scheme Consideration
Monday, 31 December 2007	C&P Scheme Implementation Date
Wednesday, 2 January 2008	Despatch of cheques for payment of C&P Scheme Consideration

This timetable is indicative only. The actual timetable will depend upon the time at which the conditions precedent to the Diagnostics Transaction Implementation Deed and the C&P Scheme Implementation Deed are satisfied, or (if applicable) waived, including the gazettal by the ATO of the required rulings in relation to the Diagnostics Transaction. Further details of the conditions precedent are set out in sections 2.3(j) and 3.3(l) of this document. Healthscope will apply to the ASX for approval for the New Healthscope Shares to trade on a conditional and deferred settlement basis during the period 3 to 12 December 2007. Symbion Health will also apply to ASX for approval for Symbion Health shares to trade on a conditional and deferred settlement basis during the same period. If the ASX approves those applications on terms satisfactory to Healthscope and Symbion Health, Healthscope and Symbion Health will make announcements to the ASX to that effect (including the terms and conditions that would apply to any conditional market the ASX may provide). Any person who trades in Symbion Health shares or New Healthscope Shares on any such conditional market would do so at their own risk, and Healthscope and Symbion Health disclaim all liability for any loss that any person may suffer as a result of any such trading. Symbion Health has the right to vary any or all of these dates and times, subject to the approval of such variation by ASX, the Court, Healthscope and Lantern, where required. Any variation to the timetable set out above will be announced to ASX and published on Symbion Health's website (www.symbionhealth.com).

All references in this document to time relate to the time in Melbourne, Australia.

This document is dated 26 October 2007.

symbion Health



Letter from the Chairman of Symbion Health

Dear Symbion Health shareholder

On 11 September 2007, Symbion Health shareholders voted on a proposal to merge with Healthscope which involved the subsequent sale of Symbion Health's Consumer Business and Pharmacy Business (the "**C&P Businesses**") to a consortium comprising of companies controlled by funds managed or advised by Ironbridge Capital and Archer Capital (the "**IAC Consortium**"). Although this proposal received resounding support from 99.2% of the votes cast (other than those of Primary Health Care), the Original Scheme was not approved by the requisite majority.

Since that meeting on 11 September 2007, the Symbion Health Board has considered all alternatives currently available to Symbion Health and has concluded that pursuing a revised transaction structure with Healthscope and the IAC Consortium that substantially reflects the original proposal is in the best interests of Symbion Health shareholders. The overwhelming support for the original proposal from Symbion Health shareholders (other than Primary Health Care) provided further support for the decision to continue discussions with these parties.

On 8 October 2007, Symbion Health announced that it had agreed a Revised Proposal with Healthscope and the IAC Consortium consisting of two stages that will, if both stages are implemented, substantially replicate the benefits of the original proposal ("**Revised Proposal**"). The two contemporaneous stages of the Revised Proposal are:

- **Stage one:** Symbion Health will sell the pathology, diagnostic imaging and medical centres businesses (the "**Diagnostics Businesses**") to Healthscope in exchange for Healthscope shares with an implied value of between approximately \$2.46 and \$2.66[1] per Symbion Health share which will be distributed to Symbion Health shareholders (or the Nominee in the case of Ineligible Overseas Shareholders) (the "**Diagnostics Transaction**"); and
- **Stage two:** Lantern, a company ultimately controlled by the IAC Consortium, will acquire Symbion Health (at that stage comprising only the C&P Businesses) for \$1.77[2] cash per Symbion Health share by way of scheme of arrangement (the "**C&P Scheme**").

The implementation of the C&P Scheme is conditional on completion of the Diagnostics Transaction.[3] However, the Diagnostics Transaction is not conditional on the implementation of the C&P Scheme.

If both of the Transactions are implemented, Symbion Health shareholders will receive a total implied value of between approximately \$4.23 and \$4.43[4] per Symbion Health share.

The Symbion Health Board unanimously recommends that you vote in favour of each of the Transactions in the absence of a Superior Proposal (as the Symbion Health Board proposes to do with respect to the shares they own or control).

Whilst the implied value of the Revised Proposal is approximately 9 cents per share less than the original proposal due to costs and charges associated with the Revised Proposal, the financial rationale remains very strong. The implied value represents a 21% to 27% premium to the Symbion Health three month undisturbed share price[5] and the Revised Proposal is expected to result in a strong increase in earnings per share attributable to Symbion Health shareholders.[6]

The same compelling strategic rationale applies to the Revised Proposal as to the original proposal. The proposed merger of the Diagnostics Businesses with Healthscope is expected to create the largest pathology provider in Australia with a presence in all states, and with leading positions in private hospitals, diagnostic imaging and medical centres.

Symbion Health shareholders will have the opportunity to participate in the benefit of the synergies that Healthscope expects the Merged Group to realise through receiving Healthscope shares under the Diagnostics Transaction. Immediately following the Diagnostics Transaction, Symbion Health shareholders will collectively own between approximately 53% and 56%[7] of the Merged Group. Australian resident shareholders may benefit from demerger roll-over relief on receipt of their New Healthscope Shares.

The value ascribed to the C&P Businesses under the C&P Scheme represents an attractive valuation and reflects the operational improvements in these businesses over the past 18 months.

Given that the Revised Proposal is structured as two separate transactions, you will need to vote separately on the sale of the Diagnostics Businesses to Healthscope, and on the scheme of arrangement in relation to the acquisition of Symbion Health (comprising only the C&P Businesses) by Lantern. The vote on the sale of the Diagnostics Businesses is an ordinary resolution and requires only a simple majority to be approved. If the Diagnostics Transaction is implemented but the acquisition of Symbion Health (comprising only the C&P Businesses) by Lantern under the C&P Scheme is not implemented, Symbion Health will remain listed, owning only the C&P Businesses ("**Symbion Health C&P**"). In these circumstances, Symbion Health shareholders will receive Healthscope shares with an implied value of between approximately \$2.46 and \$2.66[8] for each Symbion Health share, and will retain their shares in Symbion Health C&P.

Primary Health Care remains a 20% shareholder in Symbion Health and on 22 October 2007 announced that it intended to vote against the Transactions, absent a material change in circumstances or in the structure of the Transactions. Given the shareholder approval requirements for the Transactions, it is still possible that the Transactions can be implemented even if Primary Health Care votes against them. In addition, Symbion Health believes that Primary Health Care has retained the ability to change its voting intentions in a wide range of circumstances. Symbion Health also notes that Primary Health Care is able to sell its shares in Symbion Health to a third party who may vote in favour of the Transactions. No proposal has been received from Primary Health Care that the Symbion Health Board considers is a Superior Proposal or, based on information available to it, is capable of being a Superior Proposal for all Symbion Health shareholders. The Revised Proposal is structured such that the Symbion Health Board can consider proposals received from other parties (including Primary Health Care) for the Diagnostics Businesses only, the C&P Businesses only (conditional on the sale of the Diagnostics Businesses) or Symbion Health as a whole, up until the Symbion Health Transaction Meetings.

On 26 October 2007, a wholly owned subsidiary of Primary Health Care commenced proceedings in the Federal Court of Australia in which it alleges that the Capital Reduction required to distribute New Healthscope Shares to Symbion Health shareholders as part of the Diagnostics Transaction does not comply with the requirements of the Corporations Act and that certain provisions of the Diagnostics Transaction Implementation Deed relating to exclusivity and break fees are not binding on Symbion Health because those arrangements entered into by Symbion Health were authorised by the Symbion Health directors, it is alleged, in breach of their duties under the Corporations Act. Symbion Health and the Symbion Health directors believe that the arrangements in respect of the Diagnostics Transaction comply with the requirements of the Corporations Act and their respective obligations under the law, and will vigorously defend the proceedings. The Federal Court has ordered that a final hearing in these proceedings be held on 15 and 16 November 2007. Accordingly, it is anticipated that the outcome of these proceedings will be known prior to the Symbion Health Transaction Meetings.

The very close outcome at the shareholder meeting on 11 September 2007 demonstrates that every vote is very important. We strongly encourage you to vote by attending the shareholder meetings scheduled to be held on Friday, 30 November 2007 at The River Room, Level 1, Crown Towers, 8 Whiteman Street, Southbank, Victoria, commencing from 10.30am or by completing the enclosed proxy forms and returning them by the deadline indicated on each form.

On behalf of the Symbion Health Board, I encourage you to read this document. If you have any questions in relation to the Transactions, you can call the Symbion Health shareholder information line on 1800 628 703 or (02) 8280 7513 (from within Australia) or (612) 8280 7513 (from outside Australia) between 9.00am and 5.00pm (Melbourne time) on Monday to Friday. Alternatively, contact your financial, legal, taxation or other professional adviser.

Yours sincerely,



Paul McClintock
Chairman
Symbion Health Limited

Notes:

1. References in this document to an implied value of the New Healthscope Shares of between approximately $2.46 to $2.66 assume that the Healthscope VWAP is between $5.30 and $6.51 and that the New Healthscope Shares are valued at a price equal to the Healthscope VWAP. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which New Healthscope Shares trade.
2. Rounded to 2 decimal places. Actual value is $1.76693.
3. This condition can also be satisfied by completion of a similar transaction involving the sale of the Diagnostics Businesses to a third party who makes a Superior Proposal.
4. References in this document to a total implied value of between approximately $4.23 and $4.43 assume that the C&P Scheme is implemented, the Healthscope VWAP is between $5.30 and $6.51 and that the New Healthscope Shares are valued at a price equal to the Healthscope VWAP. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which New Healthscope Shares trade.
5. Symbion Health's three month undisturbed average share price is $3.49, being the volume weighted average price of Symbion Health shares over the three months prior to 29 January 2007, the day on which Symbion Health announced that it had received a non-binding, indicative proposal from Primary Health Care.
6. Assumes Symbion Health shareholders retain their New Healthscope Shares and reinvest the cash received under the C&P Scheme in New Healthscope Shares. Also assumes no CGT or other transaction costs are paid by Symbion Health shareholders.
7. These percentages do not take into account the New Healthscope Shares attributable to Ineligible Overseas Shareholders, which will be sold by the Nominee. Ineligible Overseas Shareholders will receive the net proceeds of sale of the New Healthscope Shares attributable to them. See section 2.4(c) of this document.
8. References in this document to an implied value of the New Healthscope Shares of between approximately $2.46 and $2.66 assume that the Healthscope VWAP is between $5.30 and $6.51 and that the New Healthscope Shares are valued at a price equal to the Healthscope VWAP. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which New Healthscope Shares trade.



Letter from the Chairman of Healthscope

Dear Symbion Health shareholder

It is my pleasure, on behalf of the Healthscope Board, to present you with further information about the Revised Proposal involving the merger of Healthscope and Symbion Health's Diagnostics Businesses.

The support that Symbion Health shareholders (other than Primary Health Care) showed for the original proposal gives Healthscope comfort that proceeding with this Revised Proposal is an attractive alternative for Symbion Health shareholders. Healthscope remains committed to replicating as closely as possible the commercial objectives of the Original Scheme. With this in mind, the Revised Proposal continues to be attractive for both Healthscope and Symbion Health shareholders.

The strategic rationale articulated in relation to the Original Scheme has not changed. Healthscope continues to support the combination of our business with Symbion Health's Diagnostics Businesses as the merger has a compelling strategic rationale: to create the leading healthcare services company in Australia. The Merged Group will have operations in hospitals, pathology, diagnostic imaging and medical centres and we expect the merger to deliver enhanced shareholder value both to Symbion Health shareholders who receive shares in Healthscope and existing Healthscope shareholders.

The Merged Group will be an integrated healthcare company with a business mix weighted toward attractive sectors of the healthcare market. The Merged Group is expected to have a place in the ASX 100.

We expect the Merged Group to have the largest pathology network in Australia with leading brands in all Australian states, and established operations in New Zealand, Malaysia and Singapore. The integration of Healthscope's and Symbion Health's existing pathology infrastructure is expected to benefit customers through increased efficiency and improved quality of service.

We see further opportunities for growth through the creation of a true "healthcare network". We expect to be able to integrate Symbion Health's quality healthcare assets with Healthscope's existing hospital network. Healthscope understands the potential this has for value creation, having acquired the Gribbles pathology business in December 2004 and having created substantial value in that business since then. A larger network will provide better training and career opportunities for the Merged Group's staff, while enhancing the coverage that we can provide to its customers.

Healthscope has a good track record of creating shareholder value and successfully executing acquisitions. Between January 2000 and the date of announcement of the Diagnostics Transaction, Healthscope delivered an annualised total shareholder return of approximately 43% and now has a market capitalisation of approximately $1.3 billion. Over the same period, Healthscope has successfully completed 39 hospital acquisitions involving 15 transactions, 4 pathology acquisitions and 2 skin cancer clinic acquisitions, including several that were company-transforming in nature and scale.

Given this acquisition and integration experience, Healthscope is confident that it will extract the synergies required to deliver substantial value to shareholders of the Merged Group.

I encourage you to read this document in its entirety and to vote in favour of the resolutions required to approve the Diagnostics Transaction.

If the Diagnostics Transaction is approved, I look forward to welcoming you as a shareholder of Healthscope.

Yours sincerely,



Kevin McCann
Chairman
Healthscope Limited

Features of the proposed merger of Symbion Health's Diagnostics Businesses with Healthscope include:

- Creation of a leading Australian healthcare services company
- The largest pathology provider in Australia with a presence in all states
- Leading positions in private hospitals, medical centres and diagnostic imaging



Symbion Health shareholders have the opportunity to participate in the benefit of the synergies Healthscope expects the Merged Group to realise, through ownership of New Healthscope Shares

symbion Health

The Merged Group will have geographical and service diversity



Malaysia
Coll Centres 25
Labs 12
Singapore
Labs 2

Coll Centres = Collection Centres
Med Centres = Medical Centres
Labs = Laboratories
DI = Diagnostic Imaging Sites
Vet Labs = Veterinary Laboratories

Northern Territory

Coll Centres	7
Labs	2
Hospitals	1
Skin Cancer Clinics	1

Queensland

Coll Centres	225
Labs	32
Hospitals	8
DI	37
Med Centres	9
Skin Cancer Clinics	10

New South Wales and ACT

Coll Centres	247
Labs	32
Hospitals	12
DI	56
Med Centres	19
Skin Cancer Clinics	12

Darwin
Brisbane
Perth
Sydney
Adelaide
Canberra
Melbourne
Hobart

South Australia

Coll Centres	53
Labs	15
Hospitals	5
Skin Cancer Clinics	1

New Zealand

Coll Centres	8
Labs	1
Vet Labs	5

Western Australia

Coll Centres	99
Labs	10
Hospitals	1
Med Centres	15
Skin Cancer Clinics	2

Victoria

Coll Centres	316
Labs	39
Hospitals	17
DI	37
Med Centres	11
Skin Cancer Clinics	4

Tasmania

Coll Centres	4
Labs	1
Hospitals	2

What you will receive for your Symbion Health shares

Symbion Health shareholders are being asked to consider two proposals, the Diagnostics Transaction and the C&P Scheme, each requiring separate shareholder approvals.[1] The consideration to be received by Symbion Health shareholders will differ depending on whether the Diagnostics Transaction and the C&P Scheme are implemented. There are three possible outcomes:

- both the Diagnostics Transaction and the C&P Scheme are implemented[2]; or
- the Diagnostics Transaction is approved but the C&P Scheme is not implemented[3]; or
- neither the Diagnostics Transaction nor the C&P Scheme is implemented.

Diagnostics Transaction is implemented	C&P Scheme is implemented	Outcome	Consideration received by Symbion Health shareholders
YES	YES	■ The Diagnostics Businesses will be acquired by Healthscope; ■ Symbion Health (which will own only the C&P Businesses) is acquired by Lantern; and ■ Symbion Health will not remain listed.	For each Symbion Health share: ■ between 0.4089 and 0.4642[4] New Healthscope Shares with an implied value of between approximately $2.46 and $2.66[5]; and ■ $1.77[6] cash, with a total implied value of between approximately $4.23 and $4.43 per Symbion Health share.
YES	NO	■ The Diagnostics Businesses will be acquired by Healthscope; and ■ Symbion Health, which will own only the C&P Businesses, remains listed.	For each Symbion Health share: ■ between 0.4089 and 0.4642[7] New Healthscope Shares with an implied value of between approximately $2.46 and $2.66[8] for each Symbion Health share; and ■ Retain shares in Symbion Health, which will own only the C&P Businesses.
NO	NO	■ There will be no change; and ■ Symbion Health will remain listed and will own both the Diagnostics Businesses and C&P Businesses.	■ Nil; and ■ Retain shares in Symbion Health, which will own both the Diagnostics Businesses and the C&P Businesses.

Notes:

1. Details of the steps required to implement the Diagnostics Transaction and the C&P Scheme can be found in sections 2.3 and 3.3 of this document respectively.
2. The implementation of the C&P Scheme is conditional on the Symbion Health Financial Assistance Resolution being approved, and the completion of the Diagnostics Transaction or a similar transaction (including in respect of arrangements with the IAC Consortium) with a Superior Diagnostics Acquirer.
3. The implementation of the C&P Scheme is conditional on the Symbion Health Financial Assistance Resolution being approved, and the completion of the Diagnostics Transaction or a similar transaction (including in respect of arrangements with the IAC Consortium) with a Superior Diagnostics Acquirer.
4. Subject to rounding as described in section 2.4(b) and the nominee process applicable to Ineligible Overseas Shareholders described in section 2.4(c).
5. The references in this document to an implied value of New Healthscope Shares of between approximately $2.46 and $2.66 assume that the Healthscope VWAP is between $5.30 and $6.51 and the New Healthscope Shares are valued at a price equal to the Healthscope VWAP. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which New Healthscope Shares trade.
6. Rounded to two decimal places. Actual value is $1.76693.
7. Subject to rounding as described in section 2.4(b) and the nominee process applicable to Ineligible Overseas Shareholders described in section 2.4(c).
8. The references in this document to an implied value of New Healthscope Shares of between approximately $2.46 and $2.66 assume that the Healthscope VWAP is between $5.30 and $6.51 and the New Healthscope Shares are valued at a price equal to the Healthscope VWAP. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which New Healthscope Shares trade.

symbion Health

What you will receive for your Symbion Health shares (continued)

1. Both Transactions proceed	For each Symbion Health share you hold, you will receive: ■ between 0.4089 and 0.4642[1] New Healthscope Shares with an implied value of between approximately $2.46 and $2.66[2]; and ■ $1.77[3] cash representing a total implied value of between approximately $4.23 and $4.43[4] per Symbion Health share.

If both the Diagnostics Transaction and the C&P Scheme are implemented the Diagnostics Businesses will be sold to Healthscope. Subsequently, Symbion Health, comprising only the C&P Businesses, will be acquired by Lantern.

The structure of the operating divisions of Symbion Health and Healthscope before and after implementation of the Transactions are shown below.



Existing structure
Structure after implementation[5]
Symbion Health shareholders
Healthscope shareholders
symbion Health
Healthscope
Pharmacy Services
Consumer
Pathology & Medical Centres
Diagnostic Imaging
Hospitals
Pathology
Healthscope shareholders
Symbion Health shareholders
Lantern
44-47%
53-56%
Healthscope
Pharmacy Services
Consumer
Hospitals
Pathology & Medical Centres
Diagnostic Imaging

The actual number of New Healthscope Shares which will be distributed to Symbion Health shareholders if the Diagnostics Transaction is implemented will depend on the Healthscope VWAP (being, in general terms, the average of the daily volume weighted average prices for Healthscope shares on ASX during the Healthscope VWAP Period). Therefore, you will not know the exact number of New Healthscope Shares you will be entitled to receive if the Diagnostics Transaction is implemented until the end of the Healthscope VWAP Period.

Notes:

1. The numbers referred to have been rounded to four decimal places for illustrative purposes only. The actual number of New Healthscope Shares to be issued per Symbion Health share is a fraction that will depend on the Healthscope VWAP and will be rounded to eight decimal places. After a Symbion Health shareholder's entitlement to New Healthscope Shares has been determined in relation to the shareholders total holding of Symbion Health shares, that total entitlement will be rounded up or down to the nearest whole number of New Healthscope Shares as described in section 2.4(b).
2. The references to the implied value of the New Healthscope Shares being between approximately $2.46 and $2.66 assume that the New Healthscope Shares are valued at a price equal to the Healthscope VWAP. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which New Healthscope Shares trade.
3. Rounded to two decimal places. Actual value is $1.76693.
4. References in this document to a total implied value of between approximately $4.23 and $4.43 assume that the C&P Scheme is implemented, the Healthscope VWAP is between $5.30 and $6.51 and that the New Healthscope Shares are valued at a price equal to the Healthscope VWAP. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which New Healthscope Shares trade.
5. The percentages of ownership of Healthscope in the diagram do not take into account the New Healthscope Shares attributable to Ineligible Overseas Shareholders, which will be sold by the Nominee. Ineligible Overseas Shareholders will receive the net proceeds of sale of the New Healthscope Shares attributable to them. See section 2.4(c) of this document for further details.

The implied value of the consideration you will receive per Symbion Health share under a range of Healthscope VWAPs is set out below.

Healthscope VWAP		New Healthscope Shares issued per Symbion Health share[1]		Implied value of New Healthscope Share component[2]		C&P Scheme Consideration[3]		Total implied value[4]
$5.30	X	0.4642	=	$2.46	+	$1.77	=	$4.23
$5.40	X	0.4556	=	$2.46	+	$1.77	=	$4.23
$5.50	X	0.4473	=	$2.46	+	$1.77	=	$4.23
$5.60	X	0.4393	=	$2.46	+	$1.77	=	$4.23
$5.70	X	0.4393	=	$2.50	+	$1.77	=	$4.27
$5.80	X	0.4393	=	$2.55	+	$1.77	=	$4.31
$5.90	X	0.4393	=	$2.59	+	$1.77	=	$4.36
$6.00	X	0.4393	=	$2.64	+	$1.77	=	$4.40
$6.05	X	0.4393	=	$2.66	+	$1.77	=	$4.42
$6.06	X	0.4389	=	$2.66	+	$1.77	=	$4.43
$6.10	X	0.4361	=	$2.66	+	$1.77	=	$4.43
$6.20	X	0.4290	=	$2.66	+	$1.77	=	$4.43
$6.30	X	0.4222	=	$2.66	+	$1.77	=	$4.43
$6.40	X	0.4156	=	$2.66	+	$1.77	=	$4.43
$6.50	X	0.4092	=	$2.66	+	$1.77	=	$4.43
$6.51	X	0.4089	=	$2.66	+	$1.77	=	$4.43
$6.60	X	0.4089	=	$2.70	+	$1.77	=	$4.47
$6.70	X	0.4089	=	$2.74	+	$1.77	=	$4.51

Notes:

1. In this table the number of New Healthscope Shares to be issued per Symbion Health share has been rounded to four decimal places for illustrative purposes only. The actual number of New Healthscope Shares to be issued per Symbion Health share is a fraction that will depend on the Healthscope VWAP and will be rounded to eight decimal places. After a Symbion Health shareholder's entitlement to New Healthscope Shares has been determined in relation to the shareholder's total holding of Symbion Health shares, that total entitlement will be rounded up or down to the nearest whole number of New Healthscope Shares.
2. Assumes the value of one New Healthscope Share is equal to the Healthscope VWAP.
3. Rounded to two decimal places. Actual value is $1.76693.
4. The references to the total implied value of between approximately $4.23 and $4.43 assume that the C&P Scheme is implemented, the Healthscope VWAP is between $5.30 and $6.51, and New Healthscope Shares are valued at a price equal to the Healthscope VWAP. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which New Healthscope Shares trade.

symbion Health

What you will receive for your Symbion Health shares (continued)

2. The Diagnostics Transaction proceeds but the C&P Scheme does not proceed	For each Symbion Health share you hold, you will receive: ▪ between 0.4089 and 0.4642 New Healthscope Shares[1] with an implied value of between approximately $2.46 and $2.66[2] plus you will retain your existing shares in Symbion Health C&P which will remain listed on ASX.

If the Diagnostics Transaction is implemented but the C&P Scheme is not implemented the Diagnostics Businesses will be sold to Healthscope. However, Symbion Health C&P will continue to be listed on ASX and will own the C&P Businesses only.

The structure of the operating divisions of Symbion Health and Healthscope before and after implementation of the Diagnostics Transaction are shown below.


Existing structure
Structure after implementation[3]
Symbion Health shareholders
Healthscope shareholders
Symbion Health shareholders
Healthscope shareholders
Symbion Health shareholders
100%
44-47%
53-56%
symbion Health
Healthscope
symbion Health
Healthscope
Pharmacy Services
Consumer
Pathology & Medical Centres
Diagnostic Imaging
Hospitals
Pathology
Pharmacy Services
Consumer
Hospitals
Pathology & Medical Centres
Diagnostic Imaging

The actual number of New Healthscope Shares which will be distributed to you if the Diagnostics Transaction is implemented will depend on the Healthscope VWAP (being, in general terms, the average of the daily volume weighted average prices for Healthscope shares on ASX during the Healthscope VWAP Period). Therefore, you will not know the exact number of New Healthscope Shares you will be entitled to receive if the Diagnostics Transaction is implemented until the end of the Healthscope VWAP Period.

Notes:

1. The numbers referred to have been rounded to four decimal places for illustrative purposes only. The actual number of New Healthscope Shares to be issued per Symbion Health share is a fraction that will depend on the Healthscope VWAP and will be rounded to eight decimal places. After a Symbion Health shareholder's entitlement to New Healthscope Shares has been determined in relation to the shareholders total holding of Symbion Health shares, that total entitlement will be rounded up or down to the nearest whole number of New Healthscope Shares.
2. References in this document to an implied value of New Healthscope Shares being between approximately $2.46 and $2.66 assume that the Healthscope VWAP is between $5.30 and $6.51 and the New Healthscope Shares are valued at a price equal to the Healthscope VWAP. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which New Healthscope Shares trade.
3. The percentages of ownership of Healthscope in the diagram do not take into account the New Healthscope Shares attributable to Ineligible Overseas Shareholders. Ineligible Overseas Shareholders will receive the net proceeds of sale of the New Healthscope Shares attributable to them. See section 2.4(c) of this document for further details

The implied value of the consideration you will receive per Symbion Health share under a range of Healthscope VWAPs is set out below.

Healthscope VWAP		New Healthscope Shares issued per Symbion Health share[1]		Implied value of New Healthscope Share component[2]		C&P Scheme Consideration		Implied value of New Healthscope Share component[3]		Symbion Health shares in the C&P Businesses[4]
$5.30	X	0.4642	=	$2.46	+	$0.00	=	$2.46	+	One share in Symbion Health C&P
$5.40	X	0.4556	=	$2.46	+	$0.00	=	$2.46	+	One share in Symbion Health C&P
$5.50	X	0.4473	=	$2.46	+	$0.00	=	$2.46	+	One share in Symbion Health C&P
$5.60	X	0.4393	=	$2.46	+	$0.00	=	$2.46	+	One share in Symbion Health C&P
$5.70	X	0.4393	=	$2.50	+	$0.00	=	$2.50	+	One share in Symbion Health C&P
$5.80	X	0.4393	=	$2.55	+	$0.00	=	$2.55	+	One share in Symbion Health C&P
$5.90	X	0.4393	=	$2.59	+	$0.00	=	$2.59	+	One share in Symbion Health C&P
$6.00	X	0.4393	=	$2.64	+	$0.00	=	$2.64	+	One share in Symbion Health C&P
$6.05	X	0.4393	=	$2.66	+	$0.00	=	$2.66	+	One share in Symbion Health C&P
$6.06	X	0.4389	=	$2.66	+	$0.00	=	$2.66	+	One share in Symbion Health C&P
$6.10	X	0.4361	=	$2.66	+	$0.00	=	$2.66	+	One share in Symbion Health C&P
$6.20	X	0.4290	=	$2.66	+	$0.00	=	$2.66	+	One share in Symbion Health C&P
$6.30	X	0.4222	=	$2.66	+	$0.00	=	$2.66	+	One share in Symbion Health C&P
$6.40	X	0.4156	=	$2.66	+	$0.00	=	$2.66	+	One share in Symbion Health C&P
$6.50	X	0.4092	=	$2.66	+	$0.00	=	$2.66	+	One share in Symbion Health C&P
$6.51	X	0.4089	=	$2.66	+	$0.00	=	$2.66	+	One share in Symbion Health C&P
$6.60	X	0.4089	=	$2.70	+	$0.00	=	$2.70	+	One share in Symbion Health C&P
$6.70	X	0.4089	=	$2.74	+	$0.00	=	$2.74	+	One share in Symbion Health C&P

3. Neither of the Transactions proceed

Symbion Health will remain listed on ASX and will continue to operate as a standalone entity.

If the Diagnostics Transaction is not implemented, Healthscope will not acquire the Diagnostics Businesses and Lantern will not acquire the C&P Businesses.[5] Symbion Health shareholders will not receive New Healthscope Shares or the C&P Scheme Consideration.

Symbion Health will remain listed on ASX and will continue to operate as a standalone entity operating the Diagnostics Businesses and C&P Businesses, building on the positive momentum that has been created across the businesses.

Symbion Health will also be liable to pay certain transaction and other costs in connection with the Diagnostics Transaction and the C&P Scheme that have already been incurred or are already committed. See section 1.3(c)(ii) of this document for further details.

Notes:

1. In this table the number of New Healthscope Shares to be issued per Symbion Health share has been rounded to four decimal places for illustrative purposes only. The actual number of New Healthscope Shares to be issued per Symbion Health share is a fraction that will depend on the Healthscope VWAP and will be rounded to eight decimal places. After a Symbion Health shareholder's entitlement to New Healthscope Shares has been determined in relation to the shareholder's total holding of Symbion Health shares, that total entitlement will be rounded up or down to the nearest whole number of New Healthscope Shares.
2. Assumes the value of one New Healthscope Share is equal to the Healthscope VWAP.
3. Assumes the value of one New Healthscope Share is equal to the Healthscope VWAP.
4. Symbion Health shareholders will retain their existing shares in Symbion Health at that time comprising only the C&P Businesses.
5. The C&P Scheme is conditional on completion of the Diagnostics Transaction or a similar transaction (including in relation to arrangements with the IAC Consortium) with a Superior Diagnostics Acquirer.

Overview of the Transactions and key messages

(a) **Background**

On 11 September 2007, Symbion Health put a proposal to its shareholders for the acquisition by Healthscope of all the shares in Symbion Health by way of scheme of arrangement (**"Original Scheme"**). If the Original Scheme had been implemented, Symbion Health's C&P Businesses would have been sold to the IAC Consortium and Healthscope would have retained Symbion Health's Diagnostics Businesses. Symbion Health did not receive adequate votes in favour of the Original Scheme for that scheme to be approved. Primary Health Care had, between 2 July 2007 and 22 August 2007, acquired 20% of the shares in Symbion Health and voted these shares against the Original Scheme. Although the Original Scheme received resounding support of virtually all (99.2%) of the votes cast (other than those of Primary Health Care), the Original Scheme was not approved by the requisite majority.

Since the shareholder meeting to approve the Original Scheme, the Symbion Health Board has considered all alternatives currently available to Symbion Health and has concluded that pursuing an alternative transaction structure with Healthscope and the IAC Consortium that substantially reflects the Original Scheme is in the best interests of Symbion Health shareholders. The overwhelming support for the Original Scheme from shareholders (other than Primary Health Care) provided further support for the decision to continue discussions with these parties.

The revised proposal that is now being put to Symbion Health shareholders comprises two separate Transactions:

- **The Diagnostics Transaction:** The sale of the Symbion Health Subsidiary which owns the Diagnostics Businesses to Healthscope in return for Healthscope shares with an implied value of between approximately $2.46 and $2.66[1] per Symbion Health share. The Healthscope shares would then be immediately distributed to Symbion Health shareholders (the **"Diagnostics Distribution"**)[2]; and
- **The C&P Scheme:** The acquisition of Symbion Health (which would then comprise only the C&P Businesses) by Lantern by way of a scheme of arrangement for consideration of $1.77[3] cash per Symbion Health share.

If both of the Transactions are implemented, Symbion Health shareholders will receive a combination of Healthscope shares and cash with a total implied value of between approximately $4.23 and $4.43[4].

The Transactions attribute an enterprise value to Symbion Health of between $3,578 million and $3,708[5] million. The enterprise value attributed to Symbion Health represents a 2007 EBITDA multiple of 14.1x to 14.6x and a 21% to 27% premium to Symbion Health's three month undisturbed share price.[6]

(b) **The Diagnostics Transaction**

If the Diagnostics Transaction is implemented, Healthscope will issue shares to Symbion Health in consideration for the transfer to Healthscope of all of the shares in SH Holdings, the Subsidiary of Symbion Health which owns the Diagnostics Businesses.

The number of New Healthscope Shares to be issued to Symbion Health will be between 266 million and 302 million[7] representing between 53% and 56% of the Merged Group. Symbion Health will then distribute these New Healthscope Shares in specie to eligible Symbion Health shareholders by way of the Diagnostics Distribution.

Notes:

1. References in this document to an implied value of New Healthscope Shares of between approximately $2.46 and $2.66 assume that the Healthscope VWAP is between $5.30 and $6.51 and that the New Healthscope Shares are valued at a price equal to the Healthscope VWAP. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which New Healthscope Shares trade.
2. New Healthscope Shares attributable to Ineligible Overseas Shareholders will be distributed to the Nominee and sold. Ineligible Overseas Shareholders will receive the net proceeds of sale of the New Healthscope Shares attributable to them. See section 2.4(c) of this document for further details.
3. Rounded to two decimal places. Actual value is $1.76693.
4. References to the total implied value of between approximately $4.23 and $4.43 assume that the Healthscope VWAP is between $5.30 and $6.51, that the C&P Scheme is implemented and that the New Healthscope Shares are valued at a price equal to Healthscope VWAP. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which New Healthscope Shares trade.
5. Based on pro-forma financial information, including the average net debt and average securitisation balances for the year ended 30 June 2007, adjusted for the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007.
6. Symbion Health's three month undisturbed VWAP is $3.49, being the volume weighted average price of Symbion Health shares over the three months prior to 29 January 2007, the day on which Symbion Health announced that it had received a non-binding, indicative proposal from Primary Health Care.
7. Assumes that the Healthscope VWAP is between $5.30 and $6.51. The actual number of New Healthscope Shares that will be issued will depend on the Healthscope VWAP.

In order for the Diagnostics Transaction to be implemented, Symbion Health shareholders will have to vote in favour of the Symbion Health Diagnostics Resolutions, which are summarised in section 2.3(c) of this document and set out in full in Annexure G to this document. The Diagnostics Transaction is also subject to various other conditions precedent, including receipt of certain tax rulings, which are described in section 2.3(j) of this document and set out in full in clause 3.1 of the Diagnostics Transaction Implementation Deed (a copy of which forms Annexure A to this document).

Based on pro-forma financial information for the year ended 30 June 2007,[1] SH Holdings would have net debt of $914 million at Diagnostics Completion (assuming Diagnostics Completion had occurred on 30 June 2007).[2] The enterprise value attributed to the Diagnostics Businesses under the Diagnostics Transaction is between approximately $2,516 million and $2,646 million[3].

(c) The C&P Scheme

If the C&P Scheme is implemented, Lantern will acquire all of the shares in Symbion Health, which will then comprise only the C&P Businesses ("**Symbion Health C&P**"), for approximately $1,148 million cash.

In order for the C&P Scheme to be implemented, Symbion Health shareholders will have to vote in favour of the Symbion Health Financial Assistance Resolution at the C&P General Meeting and the C&P Scheme at the C&P Scheme Meeting. Further details of these resolutions are set out in sections 3.3 and 5.2 of this document.

If the Symbion Health Financial Assistance Resolution is passed, Symbion Health will loan to Lantern part of the consideration required to be paid to Symbion Health shareholders under the C&P Scheme under the Symbion Health-Lantern Loan Agreement. See section 5.2 of this document for further information.

The C&P Scheme is subject to various conditions precedent including implementation of the Diagnostics Transaction (which itself is subject to various conditions precedent including as described in section 2.3(j) of this document) or a similar transaction (including in respect of arrangements with the IAC Consortium) with a Superior Diagnostics Acquirer. Further details of the conditions precedent to the C&P Scheme are described in section 3.3(l) of this document and set out in full in clause 4.1 of the C&P Scheme Implementation Deed (a copy of which forms Annexure B to this document).

Based on pro-forma financial information for the year ended 30 June 2007, after the sale of the Diagnostics Businesses, Symbion Health would have a net cash position of approximately $338 million[4] less average debtors securitisation of approximately $252 million (assuming the sale of the Diagnostics Businesses had occurred on 30 June 2007). The enterprise value attributed to the C&P Businesses under the C&P Scheme is approximately $1,062 million.

Notes:

1. Pro-forma financial information includes average net debt and average securitisation balances for the year ended 30 June 2007 (adjusted for the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007).
2. The actual net debt at Diagnostics Completion will depend on a number of factors including working capital balances at that time, cashflows of the Diagnostics Businesses between 30 June 2007 and Diagnostics Completion, the transaction costs associated with the implementation of the Revised Proposal, and the unallocated corporate expenses incurred up until Diagnostics Completion.
3. Based on pro-forma financial information, including the average net debt and average securitisation balance for the year ended 30 June 2007, adjusted for the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007, and excluding any transaction costs incurred post 30 June 2007. The actual enterprise value will depend on a number of factors including working capital balances at completion, cashflows of the Diagnostics Businesses between 30 June 2007 and Diagnostics Completion, the transaction costs associated with the implementation of the Revised Proposal and the unallocated corporate expenses incurred up until Diagnostics Completion.
4. Based on pro-forma financial information, including the average net debt and average securitisation balances for the year ended 30 June 2007, adjusted for the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007, and excluding any transaction costs incurred post 30 June 2007. The actual net cash at Diagnostics Completion will depend on a number of factors including working capital balances at that time, cashflows of the Diagnostics Businesses between 30 June 2007 and Diagnostics Completion, the transaction costs associated with the implementation of the Revised Proposal and the unallocated corporate expenses incurred up until Diagnostics Completion.

Meeting details and how to vote

An explanation of the entitlement of Symbion Health shareholders to vote at the Symbion Health Transaction Meetings and instructions on how to vote are set out below. More details are included in the notices of meeting, which are set out at pages 389 to 399 of this document.

Meeting Details

The Symbion Health Diagnostics General Meeting, the C&P Scheme Meeting and the C&P General Meeting are scheduled to be held on Friday, 30 November 2007 commencing from 10.30 am at The River Room, Level 1, Crown Towers, 8 Whiteman Street, Southbank, Victoria.

Symbion Health's Annual General Meeting will be held at the same venue following the conclusion of the Symbion Health Transaction Meetings. A separate notice of meeting has been sent to Symbion Health shareholders in respect of the Annual General Meeting.

For the Diagnostics Transaction to proceed, the Symbion Health Diagnostics Resolutions must be approved[1] by a majority of the Symbion Health shares voted at the Symbion Health Diagnostics General Meeting.

For the C&P Scheme to proceed, the Diagnostics Transaction must be approved[2] and:

- the C&P Scheme must be approved by a majority in number of Symbion Health shareholders present and voting at the C&P Scheme Meeting and at least 75% of the total number of Symbion Health shares voted at the C&P Scheme Meeting; and
- the Symbion Health Financial Assistance Resolution must be approved by at least 75% of the Symbion Health shares voted at the C&P General Meeting.

Entitlement to vote

Symbion Health shareholders who are registered on the Symbion Health Share Register at 7.00 pm on Wednesday, 28 November 2007 may vote at the Symbion Health Transaction Meetings in person, by attorney, by proxy or, in the case of corporate shareholders, by corporate representative.

Participants in the Mayne 1999 ESAP and the Mayne 2004 ESAP are entitled to instruct the Plan Manager how to exercise the voting rights attached to their plan shares. Further details of these arrangements are set out in section 5.4 of this document.

How to vote in person

Symbion Health shareholders who are entitled to vote and wish to do so in person should attend the Symbion Health Transaction Meetings scheduled to commence from 10.30 am on 30 November 2007 at The River Room, Level 1, Crown Towers, 8 Whiteman Street, Southbank, Victoria.

Those Symbion Health shareholders voting in person should bring their personalised proxy forms with them to facilitate admission to the meeting. The proxy form for the Symbion Health Diagnostics General Meeting is the white proxy form included with this document. The proxy form for the C&P Meetings is the pink proxy form included with this document.

How to vote by proxy

Two proxy forms are included with this document. Symbion Health shareholders who wish to appoint a proxy to attend and vote at the Symbion Health Diagnostics General Meeting should complete the white proxy form. Symbion Health shareholders who wish to appoint a proxy to attend and vote at the C&P Meetings should complete the pink proxy form.

To be effective, completed proxy forms must be:

- sent to the Symbion Health Share Registry using the envelope included with this document; or
- posted to Link Market Services Limited, Locked Bag A14, Sydney South, NSW 1235, Australia; or
- faxed to (02) 9287 0309 from within Australia or (612) 9287 0309 from overseas; or
- sent to Symbion Health's registered office at Level 7, 5 Queens Road, Melbourne, Victoria 3004; or
- delivered by hand to Link Market Services Limited, Level 12, 680 George Street, Sydney, NSW, 2000, Australia,

Notes:

1. And all other conditions precedent to the completion of the Diagnostics Transaction satisfied or waived.
2. And all other conditions precedent to the completion of the Diagnostics Transaction satisfied or waived.

so that they are received no later than the time on Wednesday, 28 November 2007 indicated on the relevant proxy form (being 48 hours prior to the start of the relevant meeting). Proxy forms received after this time will be invalid.

The proxy form must be signed by the shareholder or the shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act.

If an attorney signs a proxy form on a Symbion Health shareholder's behalf, a copy of the authority under which the proxy form was signed must be received by the Symbion Health Share Registry at the same time as the proxy form (unless a copy of the authority has already been provided to Symbion Health).

Symbion Health shareholders who complete and return a proxy form may still attend the meetings in person, revoke the proxy and vote at the meetings.

How to vote by corporate representative

To vote at the Symbion Health Transaction Meetings, a corporation that is a Symbion Health shareholder that is entitled to vote may appoint a person to act as its representative. The appointment must comply with section 250D of the Corporations Act.

Persons who are attending as a corporate representative should bring evidence of their authority.

How to vote by attorney

If a person is attending the Symbion Health Transaction Meetings as an attorney of a Symbion Health shareholder, an original or certified copy of that power of attorney must be received by the Symbion Health Share Registry no later than Wednesday, 28 November 2007 at the time that is 48 hours prior to the start of the relevant meeting (unless a copy of the authority has already been provided to the Symbion Health Share Registry). Persons who are attending as an attorney should bring appropriate identification.

Lodgement of a power of attorney will not preclude a Symbion Health shareholder from attending in person and voting at the Symbion Health Diagnostics General Meeting, the C&P Scheme Meeting or the C&P General Meeting if that shareholder is entitled to do so.

Shareholders who appoint an individual as their proxy or corporate representative or attorney to vote at the Symbion Health Transaction Meetings should inform the individual of the matters outlined above.

Important notices

General

Symbion Health shareholders should read this document in its entirety before making a decision as to how to vote on the resolutions to be considered at the Symbion Health Transaction Meetings.

Purpose of this document

The purpose of this document is to explain the terms of the Diagnostics Transaction and the C&P Scheme and the manner in which these Transactions will be considered and implemented (if approved), and to provide such information as is prescribed or otherwise material to the decision of Symbion Health shareholders whether or not to vote in favour of the Diagnostics Transaction and the C&P Scheme.

This document includes:

- a statement of all the information known to Symbion Health that is material to Symbion Health shareholders in deciding how to vote on the Symbion Health Diagnostics Resolutions, including as required by section 256C(4) of the Corporations Act;
- the explanatory statement required by section 412(1) of the Corporations Act in relation to the C&P Scheme; and
- a statement of all of the information known to Symbion Health that is material to Symbion Health shareholders in deciding how to vote on the Symbion Health Financial Assistance Resolution, as required by section 260B(4) of the Corporations Act.

Responsibility statements

The Healthscope Information has been prepared by Healthscope and its directors and is the responsibility of Healthscope. Symbion Health and its directors, officers, employees and advisers do not assume any responsibility for the accuracy or completeness of the Healthscope Information.

The Lantern Information has been prepared by Lantern and its directors and is the responsibility of Lantern. Symbion Health and its directors, officers, employees and advisers do not assume any responsibility for the accuracy or completeness of the Lantern Information.

KPMG has prepared the Investigating Accountant's Report set out in section 7 of this document in relation to the Symbion Health historical and pro-forma financial information in section 4.1, the Healthscope historical financial information in section 4.2, the Merged Group pro-forma historical financial information in section 4.3 and the Symbion Health C&P pro-forma historical financial information in section 4.4 of this document and takes responsibility for that report.

Ernst & Young Transaction Advisory Services Limited has prepared the Symbion Health Independent Expert's Report set out in section 8 of this document, and takes responsibility for that report.

Except for the Healthscope Information, the Lantern Information, the Investigating Accountant's Report and the Symbion Health Independent Expert's Report, the information contained in this document (the "**Symbion Health Information**") has been prepared by Symbion Health and its directors and is the responsibility of Symbion Health. Healthscope, Lantern and their directors, officers, employees and advisers do not assume any responsibility for the accuracy or completeness of the Symbion Health Information.

ASIC and ASX

A copy of this document has been registered by ASIC for the purposes of section 412(6) of the Corporations Act. Neither ASIC nor its officers take any responsibility or the contents of this document.

A copy of this document has been lodged with ASX. Neither ASX nor any of its officers takes any responsibility for the contents of this document.

Forward looking statements

Certain statements in this document relate to the future. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of Symbion Health, Healthscope, Lantern or the Merged Group to be materially different from future results, performance or achievements expressed or implied by such statements. Such risks, uncertainties, assumptions and other important factors include, among other things, general economic conditions, exchange rates, interest rates, the regulatory environment, competitive pressures, selling price and market demand. The forward looking statements in this document reflect views held only at the date of this document.

Other than as required by law, neither Symbion Health, Healthscope, Lantern, nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur.

Subject to any continuing obligations under law or the Listing Rules or as contemplated by section 5.24 of this document, Symbion Health, Healthscope, Lantern and their respective directors disclaim any obligation or undertaking to disseminate after the date of this document any updates or revisions to any forward looking statements to reflect any change in expectations in relation to those statements or any change in events, conditions or circumstances on which any such statement is based.

Estimates

Unless otherwise indicated, all references to estimates and derivations from the same in sections 4.1 and 4.4 of this document are references to estimates by Symbion Health management, all references to estimates and derivations from the same in sections 4.2 and 4.3 of this document are references to estimates by Healthscope management and all references to estimates and derivatives from the same in section 4.5 of this document are to estimates by Lantern management. Management estimates are based on views at the date of this document, and actual facts or outcomes may be materially different from those estimates.

Effect of rounding

A number of figures, amounts, percentages, prices, estimates, calculations of value and fractions in this document, including but not limited to those in respect of the New Healthscope Shares, and the C&P Scheme Consideration (the "**Figures**"), are subject to the effect of rounding. Accordingly, the actual calculation of these Figures may differ from the Figures set out in this document. For further information, refer to question 11 of the section entitled "Frequently asked questions".

Investment decisions

This document does not take into account the investment objectives, financial situation or particular needs of any shareholder or any other person. This document should not be relied upon as the sole basis for any investment decisions in relation to Symbion Health shares or any other securities, and independent financial and taxation advice should be sought before making any such investment decision.

Notice to Symbion Health shareholders in jurisdictions outside Australia

This document has been prepared having regard to Australian disclosure requirements and Australian accounting standards. These disclosure requirements and accounting standards may be different from those in other countries.

It is important that Symbion Health shareholders who are not Australian resident taxpayers or who are liable for tax outside Australia seek specific taxation advice in relation to the Australian and overseas taxation consequences of the Transactions.

This document does not constitute an offer to sell to Symbion Health shareholders, or a solicitation of an offer to purchase from Symbion Health shareholders, any securities in Symbion Health or Healthscope in any jurisdiction in which such an offer or solicitation would be illegal. In particular, Symbion Health shareholders who are

Ineligible Overseas Shareholders (which, as at the date of this document, are expected to comprise those Symbion Health shareholders with registered addresses in jurisdictions outside Australia and its external territories, New Zealand[1], the United States of America, Hong Kong and Singapore) will not have New Healthscope Shares distributed to them. See section 2.4(c) of this document for further details.

Notice to Symbion Health shareholders in the United States of America

The Diagnostics Transaction described in this document relates to securities of an Australian company and is subject to disclosure requirements of Australia that are different from those of the United States of America. Financial statements included in this document, if any, have been prepared in accordance with Australian accounting standards that may not be comparable to the financial statements of United States of America companies.

It may be difficult for US Shareholders to enforce their rights and any claim they may have arising under the Federal Securities Laws, since Symbion Health is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. US shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

None of the Securities and Exchange Commission, any United States State securities commission or any other United States regulatory authority has passed comment upon or endorsed the merits of the Diagnostics Transaction or the C&P Scheme or the accuracy, adequacy or completeness of this document. Any representation to the contrary is a criminal offence.

Notice to Symbion Health shareholders in Singapore

This document has not been and will not be registered as a prospectus with the Monetary Authority of Singapore ("MAS").

This document has not been lodged or registered with MAS. The MAS assumes no responsibility for the contents of this document. The MAS has not in any way considered the merits of the New Healthscope Shares being offered pursuant to the Diagnostics Transaction as described in this document.

Notice to Symbion Health shareholders in New Zealand

In providing this document to its New Zealand shareholders, and providing an opportunity for those shareholders to participate in a distribution of Healthscope shares by means of a capital reduction and possibly, in part, by way of an in specie dividend distribution, Symbion Health is relying on the Securities Act (Overseas Companies) Exemption Notice 2002 and an amendment to that notice which is due to be promulgated on 30 October 2007. If the amendment is not promulgated by the time this document is despatched to shareholders, then Symbion Health shareholders with a registered address in New Zealand will not be permitted to participate in the proposed distribution of New Healthscope Shares, and those shareholders will be considered to be Ineligible Overseas Shareholders and the New Healthscope Shares attributable to them will be treated as described in section 2.4(c) of this document. If the amendment is not promulgated as expected, Symbion Health will make an announcement to the ASX and publish the fact on Symbion Health's website (www.symbionhealth.com).

This document is not a prospectus registered in New Zealand under the Securities Act 1978 or an investment statement prepared in accordance with the Securities Act.

New Zealand investors should seek their own advice and satisfy themselves as to the Australian and New Zealand tax implications of participating in the proposed distribution of New Healthscope Shares.

Notice to Symbion Health shareholders in Hong Kong

This document is for the exclusive use of Symbion Health shareholders in connection with the Diagnostics Transaction and the C&P Scheme. Accordingly, this document must not be distributed, published, reproduced or disclosed (in whole or in part) by Symbion Health shareholders to any other person in Hong Kong or used for any purpose in Hong Kong other than in connection with Symbion Health shareholders' consideration of the Diagnostics Transaction and the C&P Scheme. This document does not constitute an offer or invitation for the subscription, sale or purchase of securities in Hong Kong and shall not form the base of any contract.

Defined terms

Capitalised terms and certain abbreviations used in this document have the defined meanings set out in section 9 of this document.

All references to $, dollars and cents, are to Australian currency, unless specified otherwise.

Privacy and personal information

Symbion Health, Healthscope, Lantern and their respective share registries may collect personal information in the process of implementing the Transactions. The personal information may include the names, addresses, other contact details and details of the shareholdings of Symbion Health shareholders, and the names of individuals appointed by shareholders as proxies, corporate representatives or attorneys at the Symbion Health Transaction Meetings.

Symbion Health shareholders who are individuals and the other individuals in respect of whom personal information is collected as outlined above have certain rights to access the personal information collected in relation to them. Such individuals should contact Link Market Services Limited on 1300 727 265 or (02) 8280 7758 (within Australia only) or (612) 8280 7758 (International) in the first instance if they wish to request access to that personal information.

The personal information is collected for the primary purpose of implementing the Transactions. The personal information may be disclosed to Symbion Health's and Healthscope's share registries, to securities brokers and to print and mail service providers.

The main consequence of not collecting the personal information outlined above would be that Symbion Health may be hindered in, or prevented from, conducting the Symbion Health Transaction Meetings and implementing one or both of the Transactions.

Shareholders who appoint an individual as their proxy, corporate representative or attorney to vote at the Symbion Health Transaction Meetings should inform the individual of the matters outlined above.

Notes:

1. Subject to promulgation of an amendment to the Securities Act (Overseas Companies) Exemption Notice 2002, which is expected to occur on 30 October 2007. If this amendment is not promulgated by the time this document is despatched to shareholders, then Symbion Health shareholders with a registered address in New Zealand will not be permitted to participate in the proposed distribution of New Healthscope Shares, and those shareholders will be considered to be Ineligible Overseas Shareholders and the New Healthscope Shares attributable to them will be treated as described in section 2.4(c) of this document. If the amendment is not promulgated as expected, Symbion Health will make an announcement to the ASX and publish the fact on Symbion Health's website (www.symbionhealth.com).

symbion Health

Frequently asked questions

General frequently asked questions

Q1 What are Symbion Health shareholders being asked to consider?	Symbion Health shareholders are being asked to consider various resolutions necessary to implement two proposals, the Diagnostics Transaction and the C&P Scheme. If both proposals are implemented, the combined proposals will substantially replicate the Original Scheme voted on by Symbion Health shareholders at the meeting held on 11 September 2007.
Q2 Why are you putting new Transactions to Symbion Health shareholders when the Original Scheme was already voted down?	At the shareholder meeting to approve the Original Scheme, Symbion Health did not receive adequate votes in favour of the Original Scheme. Between 2 July 2007 and 22 August 2007, Primary Health Care accumulated 20% of the shares in Symbion Health and voted this shareholding against the Original Scheme. Although the Original Scheme received resounding support of virtually all (99.2%) of the votes cast (other than those of Primary Health Care), the Original Scheme was not approved by the requisite majority and so did not proceed. Since the shareholder meeting to approve the Original Scheme, the Symbion Health Board has considered all the alternatives currently available to Symbion Health and the Symbion Health Board has concluded that pursuing a revised transaction structure with Healthscope and the IAC Consortium that substantially reflects the Original Scheme is in the best interests of Symbion Health shareholders. In reaching this conclusion, the Symbion Health Board considered a number of factors including that the Transactions are expected to deliver a price that reflects the strategic value of Symbion Health's businesses and, in relation to the Diagnostics Transaction, that Symbion Health shareholders will, through ownership of New Healthscope Shares, have the opportunity to participate in the benefits of the synergies Healthscope expects the Merged Group to realise. Other factors taken into account by the Symbion Health Board include those listed in section 1 of this document. The overwhelming support for the Original Scheme from shareholders (other than Primary Health Care) provided further support for the decision to continue discussions with these parties.
Q3 Will Primary Health Care vote against the Transactions?	Primary Health Care announced on 22 October 2007 that it intended to vote its 20% shareholding against both the Diagnostics Transaction and the C&P Scheme, absent a material change in circumstances or in the structure of the Transactions. Symbion Health believes that Primary Health Care has retained the ability to change its voting intentions in a wide range of circumstances. Symbion Health also notes that Primary Health Care is able to sell its shares in Symbion Health to a third party who may vote in favour of the Transactions. Given the shareholder approval requirements for the Transactions, it is still possible that the Transactions can be implemented even if Primary Health Care votes against them. For the Diagnostics Transaction, approval is only required from the holders of more than 50% of the total number of Symbion Health shares voted at the Symbion Health Diagnostics General Meeting. For the C&P Scheme, approval is required from a majority in number of Symbion Health shareholders present and voting at the C&P Scheme Meeting holding at least 75% of the total number of Symbion Health shares voted at the C&P Scheme Meeting. In addition, approval is required from the holders of more than 75% of the total number of Symbion Health shares voted at the C&P General Meeting in relation to the Symbion Health Financial Assistance Resolution. Additionally, on 26 October 2007, a wholly owned subsidiary of Primary Health Care commenced proceedings in the Federal Court of Australia in which it alleges that the Capital Reduction required to distribute New Healthscope Shares to Symbion Health shareholders as part of the Diagnostics Transaction does not comply with the requirements of the Corporations Act and that certain provisions of the Diagnostics Transaction Implementation Deed relating to exclusivity and break fees are not binding on Symbion Health because those arrangements entered into by Symbion Health were authorised by the Symbion Health directors, it is alleged, in breach of their duties under the Corporations Act. Symbion Health and the Symbion Health directors believe that the arrangements in respect of the Diagnostics Transaction comply with the requirements of the Corporations Act and their respective obligations under the law and will vigorously defend the proceedings. The Federal Court has ordered that a final hearing in these proceedings be held on 15 and 16 November 2007. Accordingly, it is anticipated that the outcome of these proceedings will be known prior to the Symbion Health Transaction Meetings. If these proceedings are successful, the Diagnostics Transaction will not be able to be completed, and therefore the C&P Scheme will not be able to be implemented.

Q4 What is Symbion Health's ability to consider proposals from parties other than Healthscope and the IAC Consortium?	The Transactions have been structured so that Symbion Health can consider Competing Proposals for just the Diagnostics Businesses, just the C&P Businesses (conditional on the sale of the Diagnostics Businesses) or for the whole of Symbion Health at any time until the relevant shareholder approvals are received.
Q5 What consideration will Symbion Health shareholders receive if both the Diagnostics Transaction and the C&P Scheme are implemented?	If both the Diagnostics Transaction and the C&P Scheme are implemented, for each Symbion Health share they hold, Symbion Health shareholders will receive an implied total value of between approximately $4.23 and $4.43,[1] comprising: ■ New Healthscope Shares with an implied value of between approximately $2.46 and $2.66;[2] and ■ $1.77[3] cash.
Q6 How does the implied value of $4.23 to $4.43[4] per Symbion Health share compare to the implied value of the consideration under the Original Scheme?	The implied value of the consideration under the Original Scheme was $4.31 to $4.51 per Symbion Health share (excluding the $0.05 Symbion Health 2007 final dividend which was paid to Symbion Health shareholders on 28 September 2007). The implied value of the consideration, if both of the Transactions are implemented, is between approximately $4.23 and $4.43[5] per Symbion Health share, which is a reduction of approximately $0.09 per Symbion Health share due to costs and other charges associated with the Revised Proposal.
Q7 Can I choose the form of consideration that I receive under either of the Transactions?	No, unlike the Original Scheme, Symbion Health shareholders are unable to elect the mix of cash and New Healthscope Shares they will receive. All Symbion Health shareholders will receive the same mix of consideration.[6]
Q8 When and where will the Symbion Health Transaction Meetings to decide on the Transaction be held?	Symbion Health shareholders will be able to vote on the Symbion Health Diagnostics Resolutions in respect of the Diagnostics Transaction at the Symbion Health Diagnostics General Meeting, scheduled to be held on 30 November 2007 at The River Room, Level 1, Crown Towers, 8 Whiteman Street, Southbank, Victoria, commencing at 10.30 am. Symbion Health shareholders will be able to vote on the C&P Scheme at the C&P Scheme Meeting, also scheduled to be held on 30 November 2007 at The River Room, Level 1, Crown Towers, 8 Whiteman Street, Southbank, Victoria, commencing at 12.30 pm (or as soon thereafter as the Symbion Health Diagnostics General Meeting has been adjourned or concluded). Symbion Health shareholders will be able vote on the Symbion Health Financial Assistance Resolution in respect of the C&P Scheme at the C&P General Meeting, also scheduled to be held on 30 November 2007 at The River Room, Level 1, Crown Towers, 8 Whiteman Street, Southbank, Victoria, commencing at 1.00 pm (or as soon thereafter as the C&P Scheme Meeting has been adjourned or concluded).
Q9 Who is entitled to vote at the Symbion Health Transaction Meetings?	Symbion Health shareholders who are registered on the Symbion Health Share Register at 7.00 pm on Wednesday, 28 November 2007, may vote at the Symbion Health Transaction Meetings (based on the current key dates as set out on page 1, which is subject to change).
Q10 Is voting compulsory?	No, voting is not compulsory. However, each Symbion Health shareholder's vote is important. Symbion Health shareholders who cannot attend the Symbion Health Transaction Meetings should complete the enclosed proxy forms and return them no later than the time on Wednesday, 28 November 2007 indicated on the proxy forms.

Notes:

1. References in this document to a total implied value of between approximately $4.23 and $4.43 assume that the Healthscope VWAP is between $5.30 and $6.51, the C&P Scheme is implemented and that the New Healthscope Shares are valued at a price equal to the Healthscope VWAP. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which New Healthscope Shares trade.
2. References in this document to a total implied value of New Healthscope Shares of between approximately $2.46 and $2.66 assume that the Healthscope VWAP is between $5.30 and $6.51 and that the New Healthscope Shares are valued at a price equal to the Healthscope VWAP. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which New Healthscope Shares trade.
3. Rounded to two decimal places. Actual value is $1.76693.
4. References in this document to a total implied value of between approximately $4.23 and $4.43 assume that the Healthscope VWAP is between $5.30 and $6.51, the C&P Scheme is implemented and that the New Healthscope Shares are valued at a price equal to the Healthscope VWAP. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which New Healthscope Shares trade.
5. References in this document to a total implied value of between approximately $4.23 and $4.43 assume that the Healthscope VWAP is between $5.30 and $6.51, the C&P Scheme is implemented and that the New Healthscope Shares are valued at a price equal to the Healthscope VWAP. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which New Healthscope Shares trade.
6. Subject to rounding as described in section 2.4(b) and the treatment of Ineligible Overseas Shareholders as described in section 2.4(c).

Q11 How will fractions be treated?	All entitlements to cash and New Healthscope Shares (in relation to both the Capital Reduction and the Diagnostics Transaction Dividend) will be rounded up or down to the nearest whole number of cents or New Healthscope Shares, calculated in relation to each Symbion Health shareholder's total holding of Symbion Health shares. If under the Diagnostics Transaction, Symbion Health shareholders become entitled to a fraction of a New Healthscope Share, whether in relation to the Capital Reduction or the Diagnostics Transaction Dividend, the number of New Healthscope Shares which will be distributed to each Symbion Health shareholder will be rounded up or down to the nearest whole New Healthscope Share, with fractions of 0.5 or more being rounded up. If under the C&P Scheme Symbion Health shareholders become entitled to a fraction of a cent, the cash amount each Symbion Health shareholder will receive will be rounded up or down to the nearest whole cent, with fractions of 0.5 or more being rounded up.
Q12 What if Primary Health Care changes its mind and wants to support the Original Scheme?	Although the Symbion Board considers that the Transactions are superior to the other alternatives currently available to Symbion Health, it believes that a proposal substantially equivalent to the Original Scheme remains superior to the Transactions. However, the Symbion Health Board recognises that shareholders are unlikely to benefit from such a proposal while Primary Health Care remains opposed to it. Consequently, Symbion Health has agreed with Healthscope and Lantern to seek to implement a proposal substantially equivalent to the Original Scheme if Primary Health Care commits to supporting such a proposal in a timely manner. If Primary Health Care makes a public and legally binding commitment (in a form acceptable to Symbion Health, Healthscope and Lantern) to support a proposal substantially equivalent to the Original Scheme before 12 noon (Melbourne time) on Wednesday, 31 October 2007, Symbion Health, Healthscope and Lantern will seek to implement such a proposal.
Q13 What are the expected consequences if Symbion Health shareholders do not approve the Diagnostics Transaction?	If Symbion Health shareholders do not approve the Diagnostics Transaction, Healthscope will not acquire the Diagnostics Businesses and Lantern will not acquire the C&P Businesses. Symbion Health will remain listed on ASX and will continue to operate as a standalone entity. Symbion Health's share price may fall below current levels. Symbion Health would be liable to pay certain transaction and other costs associated with the Diagnostics Transaction and C&P Scheme that have already been incurred or are already committed. In certain circumstances, Symbion Health may also be liable to pay break fees to Healthscope and Lantern. For further details of the break fees and the circumstances in which they may be payable, see sections 2.3(m) and 3.3(n) of this document.
Q14 What is the Symbion Health Independent Expert's conclusion in relation to the Diagnostics Transaction and the C&P Scheme?	Ernst & Young, the Symbion Health Independent Expert, has concluded that: ■ the Diagnostics Transaction is fair and reasonable to Symbion Health shareholders; and ■ the C&P Scheme is in the best interests of Symbion Health shareholders. A copy of the Symbion Health Independent Expert's Report is set out in full in section 8 of this document.
Q15 What other information is available?	This document provides detailed information in relation to the Diagnostics Transaction and the C&P Scheme that all Symbion Health shareholders should read. Symbion Health shareholders who have any questions about any matter referred to in this document should contact the Symbion Health shareholder information line on 1800 628 703 or (02) 8280 7513 (within Australia) or (612) 8280 7513 (outside Australia), between 9.00 am and 5.00 pm (Melbourne time) Monday to Friday. Alternatively, Symbion Health shareholders should contact their financial, legal, taxation or other professional adviser.

Diagnostics Transaction frequently asked questions

Q16 What is the Diagnostics Transaction?	The Diagnostics Transaction involves the acquisition by Healthscope of all the shares in SH Holdings the Subsidiary of Symbion Health that owns the Diagnostics Businesses. As consideration, Healthscope will issue to Symbion Health between approximately 266 million and 302 million[1] New Healthscope Shares, representing between 53% and 56% of the Merged Group. Symbion Health will then distribute the New Healthscope Shares to eligible Symbion Health shareholders by way of the Diagnostics Distribution.[2] Based on the pro-forma financial information for the year ended 30 June 2007,[3] SH Holdings would have net debt of $914 million at Diagnostics Completion (assuming Diagnostics Completion had occurred on 30 June 2007).[4] The enterprise value attributed to the Diagnostics Businesses under the Diagnostics Transaction is between approximately $2,516 million and $2,646 million[5]. The Diagnostics Transaction is not conditional on implementation of the C&P Scheme.

Q17 What are the reasons to vote in favour of the Diagnostics Transaction?	The Symbion Health Board believes that the reasons to vote in favour of the Diagnostics Transaction include the following: ■ opportunity to own shares in a leading Australian healthcare services company; ■ opportunity to benefit from substantial expected cost synergies estimated by Healthscope to be $77 million[6] per annum in the third year after the implementation of the Diagnostics Transaction (financial year 2010); ■ opportunity to gain exposure to the Merged Group's integrated network; ■ EPS attributable to Symbion Health shareholders are expected to be enhanced if both Transactions proceed[7] or if only the Diagnostics Transaction proceeds; and ■ demerger roll-over relief on receipt of the New Healthscope Shares is expected to be available. Further details of the anticipated benefits of the Diagnostics Transaction are set out in section 1 of this document.
Q18 What are the key risks associated with the Diagnostics Transaction and ownership of the Merged Group's shares?	Symbion Health anticipates a range of risks associated with the implementation of the Diagnostics Transaction and the ongoing ownership of the Merged Group's shares, including risks relating to: ■ general economic or capital markets downturns; ■ the need for certain tax rulings in respect of scrip for scrip roll-over relief and demerger roll-over relief, as described in section 2.3(j)(iv) of this document; ■ the integration of Symbion Health's Diagnostics Businesses and Healthscope businesses, and the realisation of synergies upon integration of those businesses; ■ the fact that, although the number of New Healthscope Shares to be distributed if the Diagnostics Transaction is implemented will be between approximately 266 million and 302 million,[8] the exact number of New Healthscope Shares to be distributed will not be known until shortly before the Symbion Health Diagnostics General Meeting and the value of those New Healthscope Shares will change with changes in the Merged Group's share price; and ■ the businesses of the Merged Group after implementation. On 26 October 2007, a wholly owned subsidiary of Primary Health Care commenced proceedings in the Federal Court of Australia in which it alleges that the Capital Reduction required to distribute New Healthscope Shares to Symbion Health shareholders as part of the Diagnostics Transaction does not comply with the requirements of the Corporations Act and that certain provisions of the Diagnostics Transaction Implementation Deed relating to exclusivity and break fees are not binding on Symbion Health because those arrangements entered into by Symbion Health were authorised by the Symbion Health directors, it is alleged, in breach of their duties under the Corporations Act. Symbion Health and the Symbion Health directors believe that the arrangements in respect of the Diagnostics Transaction comply with the requirements of the Corporations Act and their respective obligations under the law and will vigorously defend the proceedings. The Federal Court has ordered that a final hearing in these proceedings be held on 15 and 16 November 2007. Accordingly, it is anticipated that the outcome of these proceedings will be known prior to the Symbion Health Transaction Meetings. Further details of the anticipated risks associated with the Diagnostics Transaction and ownership of the Merged Group's shares are set out in section 2.2 of this document.
Q19 What does the Symbion Health Board recommend in relation to the Diagnostics Transaction?	The Symbion Health Board unanimously recommends that, in the absence of a Superior Proposal, Symbion Health shareholders vote in favour of the Diagnostics Transaction. In the absence of a Superior Proposal each of the Symbion Health directors intends to vote all of the Symbion Health shares they own or control in favour of the Diagnostics Transaction. The reasons for this recommendation and other matters that Symbion Health shareholders may wish to take into consideration in deciding whether to vote in favour of the Diagnostics Transaction are set out in section 1 of this document.

Notes:

1. Assumes the Healthscope VWAP is between $5.30 and $6.51. The actual number of New Healthscope Shares that will be issued will depend on the Healthscope VWAP.
2. Ineligible Overseas Shareholders will receive the net proceeds of sale of the New Healthscope Shares attributable to them. See section 2.4(c) of this document for further details.
3. Pro-forma financial information includes average net debt and average securitisation balances for the year ended 30 June 2007 (adjusted for the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007).
4. The actual net debt at Diagnostics Completion will depend on a number of factors including working capital balances at that time, cashflows of the Diagnostics Businesses between 30 June 2007 and Diagnostics Completion, the transaction costs associated with the implementation of the Transactions, and the unallocated corporate expenses incurred up until Diagnostics Completion.
5. Based on pro-forma financial information, including the average net debt and average securitisation balance for the year ended 30 June 2007, adjusted for the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007. The actual enterprise value will depend on a number of factors including working capital balances at completion, cashflows of the Diagnostics Businesses between 30 June 2007 and Diagnostics Completion, the transaction costs associated with the implementation of the Revised Proposal and the unallocated corporate expenses incurred up until Diagnostics Completion.
6. According to the Healthscope Information, Healthscope has revised the estimate of cost synergies from $79 million per annum for the Original Scheme to $77 million per annum to reflect the impact of divestments that will be made as a part of the Previous ACCC Undertaking.
7. Assumes Symbion Health shareholders will reinvest the cash received under the C&P Scheme in New Healthscope Shares and assumes Symbion Health shareholders do not pay any transaction costs or CGT on the C&P Scheme Consideration.
8. Assumes that the Healthscope VWAP is between $5.30 and $6.51. The actual number of New Healthscope Shares that will be issued will depend on the Healthscope VWAP.

Q20 What is the Symbion Health Independent Expert's conclusion in relation to the Diagnostics Transaction?	Ernst & Young, the Symbion Health Independent Expert, has concluded that the Diagnostics Transaction is fair and reasonable to Symbion Health shareholders. A copy of the Symbion Health Independent Expert's Report is set out in full in section 8 of this document.
Q21 What consideration will Symbion Health shareholders receive if only the Diagnostics Transaction is implemented?	If the Diagnostics Transaction is implemented, but the C&P Scheme is not, Symbion Health shareholders would own shares in Healthscope having an implied value of between approximately $2.46 and $2.66[1] per Symbion Health share, plus their shares in Symbion Health C&P (comprising only the C&P Businesses) which would remain listed on the ASX. Based on pro-forma financial information for the year ended 30 June 2007, assuming a 2007 pro-forma net debt/EBITDA (before securitisation charge) of 3.0x, Symbion Health C&P would have approximately $353 million of surplus debt capacity (assuming Diagnostics Completion had occurred on 30 June 2007).[2] Symbion Health C&P may consider using these funds to return capital to Symbion Health shareholders or fund strategic acquisition opportunities. See section 5.21(f) of this document for a description of the Recapitalisation Steps.
Q22 What is the Healthscope VWAP?	The Healthscope VWAP will be used to determine the number of New Healthscope Shares that will, in aggregate, be issued by Healthscope as part of the consideration for the Diagnostics Transaction. The Healthscope VWAP will be calculated by reference to the average of the daily volume weighted average prices of Healthscope shares on ASX during the Healthscope VWAP Period, which, in general terms, is the 10 Trading Days immediately prior to, but not including, the day of the Symbion Health Diagnostics General Meeting in respect of the Diagnostics Transaction. Further details are set out in section 2.1 of this document.
Q23 How has the implied value of the New Healthscope Shares been calculated?	There are several references in this document to the implied value of the New Healthscope Shares which will be issued to Symbion Health and distributed by Symbion Health to Symbion Health shareholders by the Diagnostics Distribution. It is important to note that these references to implied value of the New Healthscope Shares assume the following: ■ These implied values assume that the New Healthscope Shares are valued at a price equal to the Healthscope VWAP. (The Healthscope VWAP refers in general terms to the average of the daily volume weighted average prices for Healthscope shares on ASX during the Healthscope VWAP Period.) Further details in relation to the Healthscope VWAP and the Healthscope VWAP Period are set out at section 2.1; and ■ In addition, references in this document to the implied value of the New Healthscope Shares being between approximately $2.46 and $2.66 per Symbion Health share are based on an assumption that the Healthscope VWAP is between $5.30 and $6.51 and that the New Healthscope Shares are valued at a price equal to the Healthscope VWAP. The actual value of the New Healthscope Shares will be determined by the Healthscope VWAP and the price at which New Healthscope Shares trade. The Healthscope VWAP will determine the aggregate number of New Healthscope Shares to be distributed to Symbion Health shareholders. The New Healthscope Shares are likely to trade at a price that is different to the Healthscope VWAP. Symbion Health shareholders should note that the New Healthscope Shares they receive and the calculation of the implied value of the New Healthscope Shares is subject to the effect of rounding of fractions. All entitlements to New Healthscope Shares under the Capital Reduction and the Diagnostics Transaction Dividend will be rounded up or down to the nearest whole number of New Healthscope Shares, calculated in relation to each Symbion Health shareholder's total holding of Symbion Health shares. All entitlements to fractions of New Healthscope Shares under the Capital Reduction or the Diagnostics Transaction Dividend will be rounded up or down to the nearest whole share, with fractions of 0.5 or more being rounded up. Further details in relation to rounding are set out in the answer to question 11 on page 20. See section 4.3 for information in relation to potential movements in the price of New Healthscope Shares.

Notes:

1. References in this document to an implied value of the New Healthscope Shares of between approximately $2.46 and $2.66 assume that the Healthscope VWAP is between $5.30 and $6.51 and that the New Healthscope Shares are valued at a price equal to the Healthscope VWAP. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which New Healthscope Shares trade.
2. Based on pro-forma financial information, including the average net debt and average securitisation balances for the year ended 30 June 2007, adjusted for the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007, and excluding any transaction costs incurred post 30 June 2007. The actual debt capacity at Diagnostics Completion will depend on a number of factors including working capital balances at that time, cashflows of the Diagnostics Businesses between 30 June 2007 and Diagnostics Completion, the transaction costs associated with the implementation of the Revised Proposal and the unallocated corporate expenses incurred up until Diagnostics Completion.

Q24 What happens if the Healthscope VWAP is below $5.30?	If the Healthscope VWAP is below $5.30 or is likely to be below $5.30, Symbion Health has various rights under the Diagnostics Transaction Implementation Deed. Symbion Health will consider its options at the relevant time, which include progressing with the Diagnostics Transaction as planned or deferring or adjourning the Symbion Health Diagnostics General Meeting. In addition, if the Healthscope VWAP is below $5.30, Symbion Health has the right to terminate the Diagnostics Transaction Implementation Deed. If Symbion Health terminates the Diagnostics Implementation Deed as a result of the Healthscope VWAP being less than $5.30 prior to the Symbion Health Diagnostics General Meeting, Healthscope has agreed to pay Symbion Health a break fee of $10 million. If the Diagnostics Transaction Implementation Deed is terminated, the Diagnostics Transaction and C&P Scheme will not be implemented.
Q25 Who is entitled to receive the New Healthscope Shares?	Only Symbion Health shareholders who are registered as the holders of Symbion Health shares on the Diagnostics Record Date will be entitled to receive the New Healthscope Shares under the Diagnostics Distribution. The New Healthscope Shares attributable to the Ineligible Overseas Shareholders will be sold and the net cash proceeds of sale remitted to them. ADR Holders will not receive New Healthscope Shares. The custodian in relation to the ADRs will receive the New Healthscope Shares attributable to ADR Holders. The ADR Depositary will arrange to sell those New Healthscope Shares and the net proceeds of sale will be distributed to ADR Holders.
Q26 When will I receive the New Healthscope Shares?	On the Diagnostics Completion Date, which is expected to be Wednesday, 12 December 2007 New Healthscope Shares will be distributed to Symbion Health shareholders and a transaction confirmation statement, detailing the number of New Healthscope Shares distributed, will be sent to Symbion Health shareholders. Ineligible Overseas Shareholders and ADR Holders should refer to section 2.4(c) of this document for details of how they will receive the benefit of the New Healthscope Shares attributable to them.
Q27 Following the Diagnostics Transaction, how will ownership of Healthscope be split between Symbion Health shareholders and existing Healthscope shareholders?	Healthscope will issue between approximately 266 million and 302 million[1] New Healthscope Shares to Symbion Health as consideration for the acquisition of the Diagnostics Businesses. These New Healthscope Shares will then be distributed to Symbion Health shareholders by way of the Diagnostics Distribution.[2] Accordingly, immediately following the distribution of the New Healthscope Shares, Symbion Health shareholders will collectively own between approximately 53% and 56% of the Merged Group and existing Healthscope shareholders will collectively own between approximately 44% and 47% of the Merged Group.[3]
Q28 What voting majority is required to approve the Diagnostics Transaction?	In order for the Diagnostics Transaction to be approved, Symbion Health shareholders will have to vote in favour of two ordinary resolutions at the Symbion Health Diagnostics General Meeting (in person or by proxy), each resolution requiring a simple majority of more than 50% of the total number of Symbion Health shares voted. Details of the resolutions required to approve the Diagnostics Transaction are outlined in section 2.3 of this document.
Q29 What are the likely consequences if Primary Health Care votes against the Diagnostics Transaction?	Primary Health Care announced on 22 October 2007 that it intended to vote its 20% shareholding against both the Diagnostics Transaction and the C&P Scheme, absent a material change in circumstances or in the structure of the Transactions. Symbion Health believes that Primary Health Care has retained the ability to change its voting intentions in a wide range of circumstances. Symbion Health also notes that Primary Health Care is able to sell its shares in Symbion Health to a third party who may vote in favour of the Diagnostics Transactions. Even if Primary Health Care does vote against the Symbion Health Diagnostics Resolutions, Primary Health Care's 20% shareholding is unlikely to be sufficient to block the Diagnostics Transaction. If the Symbion Health Diagnostics Resolutions are not approved by the requisite majority, neither the Diagnostics Transaction nor the C&P Scheme will be implemented.

Notes:

1. Assumes that the Healthscope VWAP is between $5.30 and $6.51. The actual number of New Healthscope Shares will depend on the Healthscope VWAP.
2. Ineligible Overseas Shareholders will not receive New Healthscope Shares, but will instead receive the net proceeds of sale of New Healthscope Shares attributable to them. See section 2.4(c) of this document for further details.
3. These percentages do not take into account the New Healthscope Shares attributable to Ineligible Overseas Shareholders. Ineligible Overseas Shareholders will receive the net proceeds of sale of the New Healthscope Shares attributable to them. See section 2.4(c) of this document for further details.

Q30 What are the implications of the litigation commenced by Primary Health Care?	Additionally, on 26 October 2007, a wholly owned subsidiary of Primary Health Care commenced proceedings in the Federal Court of Australia in which it alleges that the Capital Reduction required to distribute New Healthscope Shares to Symbion Health shareholders as part of the Diagnostics Transaction does not comply with the requirements of the Corporations Act and that certain provisions of the Diagnostics Transaction Implementation Deed relating to exclusivity and break fees are not binding on Symbion Health because those arrangements entered into by Symbion Health were authorised by the Symbion Health directors, it is alleged, in breach of their duties under the Corporations Act. Symbion Health and the Symbion Health directors believe that the arrangements in respect of the Diagnostics Transaction comply with the requirements of the Corporations Act and their respective obligations under the law and will vigorously defend the proceedings. The Federal Court has ordered that a final hearing in these proceedings be held on 15 and 16 November 2007. Accordingly, it is anticipated that the outcome of these proceedings will be known prior to the Symbion Health Transaction Meetings. If these proceedings are successful, the Diagnostics Transaction will not be able to be completed, and therefore the C&P Scheme will not be able to be implemented.
Q31 Do Healthscope shareholders need to consider the Diagnostics Transaction?	Yes, the implementation of the Diagnostics Transaction is conditional upon approval by Healthscope shareholders of the Healthscope Resolutions. The Healthscope General Meeting to approve those resolutions is currently scheduled to be held at 9.00 am on Friday, 30 November 2007.
Q32 Will I receive any Healthscope dividends in respect of the New Healthscope Shares?	Symbion Health shareholders who receive New Healthscope Shares will be entitled to participate in any future dividends paid by Healthscope in respect of its shares which, provided that Diagnostics Completion occurs by 28 February 2008, will include any dividend paid by Healthscope in relation to the six months ending 31 December 2007. See section 2.4(a) for further details.
Q33 What dividend is the Merged Group expected to pay?	In recent years, Healthscope has paid dividends twice yearly. Healthscope has stated that going forward, it will continue to assess the level of dividend payments in light of the prevailing circumstances at the relevant times, including by reference to the level of profits that are available for distribution and the capital needs of the Merged Group. See section 4.3 of this document for further details.
Q34 Who will manage the Merged Group?	Healthscope has stated that Healthscope's Managing Director, Bruce Dixon, will be the Managing Director of the Merged Group. It is anticipated that certain members of Symbion Health's corporate and divisional management team will be invited to join the Merged Group's management team if the Diagnostics Transaction is successfully completed. The exact composition of the senior management team of the Merged Group will not be finalised until after approval of both the Diagnostics Transaction and the C&P Scheme. See section 4.3 of this document for further details.
Q35 Who will be on the Merged Group's board?	Healthscope has stated that, upon implementation of the Diagnostics Transaction, Healthscope's Chairman, Kevin McCann, will remain the Merged Group's Chairman and Healthscope's existing directors will remain the directors of the Merged Group. In addition, Healthscope intends to invite Mr James Hall (currently a director of Symbion Health) to join the Healthscope Board if both the Diagnostics Transaction and the C&P Scheme are implemented. Mr Hall will consider whether to accept this invitation once the outcome of the C&P Scheme is known. See section 4.3 of this document for further details.
Q36 What are the necessary steps to implement the Diagnostics Transaction?	The key steps which must be completed in order to implement the Diagnostics Transaction are as follows: ■ Healthscope shareholders must approve the Healthscope Resolutions at the Healthscope General Meeting which is currently scheduled to be held on Friday, 30 November 2007; ■ Symbion Health shareholders must then approve the Symbion Health Diagnostics Resolutions at the Symbion Health Diagnostics General Meeting which is currently scheduled to be held on Friday, 30 November 2007; ■ The Restructure Agreement must be entered into by all parties to it, under which Symbion Health will undertake a restructure of certain assets owned by Symbion Health Group members; ■ Symbion Health shares will then trade ex the Capital Reduction and Diagnostics Transaction Dividend from Monday, 3 December 2007; ■ The Symbion Health shareholders entitled to participate in the Diagnostics Distribution will be determined on the Diagnostics Record Date; ■ SH Holdings, the subsidiary that owns the Diagnostics Businesses, will repay all outstanding intercompany debt to Symbion Health pursuant to the Recapitalisation Steps;

Q36 What are the necessary steps to implement the Diagnostics Transaction? (continued)	■ Subject to all the conditions precedent to the Diagnostics Transaction Implementation Deed having been satisfied or waived, the Diagnostics Transaction will complete on Wednesday, 12 December 2007, and Healthscope will acquire the Diagnostics Business in consideration of the issue of New Healthscope Shares; ■ On the same day Symbion Health will then make the Diagnostics Distribution. Section 2 of this document contains further details of the Diagnostics Transaction, including steps needed to implement the Diagnostics Transaction and the approvals required in order for the Diagnostics Transaction to proceed. The dates set out above are indicative only, and may change depending on a number of factors including the satisfaction or waiver of the conditions precedent to the Diagnostics Transaction.
Q37 Is ACCC approval required?	There is no condition precedent in the Diagnostics Transaction Implementation Deed in relation to the ACCC authorising or approving the Diagnostics Transaction. However, if the ACCC was to form the view that the Diagnostics Transaction was likely to lead to a substantial lessening of competition, the ACCC could take action in the Federal Court to prevent Healthscope from proceeding with the Diagnostics Transaction or could seek an undertaking from Healthscope that it will not proceed with the Diagnostics Transaction. On 15 August 2007, Healthscope gave and the ACCC accepted the Previous ACCC Undertaking under which it had agreed to divest certain Symbion Health and Healthscope pathology assets involving revenues of approximately $34 million if the Original Scheme was implemented. These Symbion Health and Healthscope pathology assets are located in Benalla, Gippsland and Wangaratta in north-eastern Victoria and Albury in southern New South Wales. Under the Diagnostics Transaction Implementation Deed, Healthscope is required to seek a variation of the Previous ACCC Undertaking to enable Healthscope to acquire the Diagnostics Businesses under the Diagnostics Transaction and inform Symbion Health about its efforts to do so. On 25 October 2007: ■ Healthscope provided, and the ACCC accepted, the ACCC Undertaking, which incorporates certain amendments to the form of the Previous ACCC Undertaking to reflect the form of the Diagnostics Transaction, but is otherwise substantially the same as the Previous ACCC Undertaking. As was the case with the Previous ACCC Undertaking, the ACCC Undertaking does not have an ACCC Undertaking Effect. After acceptance of the ACCC Undertaking by the ACCC, the Previous Undertaking was withdrawn; ■ Symbion Health provided, and the ACCC accepted, an undertaking to the ACCC: (i) not to prevent or hinder compliance with the ACCC Undertaking by Healthscope in the period between the issue of the New Healthscope Shares and the completion of the Diagnostics Distribution; and (ii) not to exercise any voting rights in respect of the New Healthscope Shares prior to the Diagnostics Distribution proceeding; and ■ on the basis of the ACCC Undertaking, the ACCC confirmed to Healthscope that it did not intend to intervene in the Diagnostics Transaction. Symbion Health has the right to terminate the Diagnostics Transaction Implementation Deed if the ACCC makes or gives notice that it intends to make an application for an injunction to prohibit, materially restrict or prevent the Diagnostics Transaction. In addition, if the ACCC was to obtain a court injunction to prevent completion of the Diagnostics Transaction, the condition precedent to the Diagnostics Transaction Implementation Deed relating to regulatory restraints would not be satisfied and the Diagnostics Transaction may not proceed. Further details can be found in section 2.3(k) and in the terms of the Diagnostics Transaction Implementation Deed (which is set out in full in Annexure A to this document).

Q38 When can I start trading the New Healthscope Shares?	The New Healthscope Shares issued pursuant to the Diagnostics Transaction are expected to begin trading at the start of trading on Thursday, 13 December 2007. However, Symbion Health Shareholders will not be notified of the number of New Healthscope Shares that are to be distributed to them under the Diagnostics Transaction until transaction confirmation statements are sent to them on Wednesday, 12 December 2007 to reflect the Diagnostics Distribution. As Symbion Health shares are scheduled to trade 'ex' the Capital Reduction and Diagnostics Transaction Dividend from Monday, 3 December 2007, and the New Healthscope Shares are scheduled to commence trading on a normal settlement basis from Thursday, 13 December 2007, Healthscope will apply to the ASX for approval for the New Healthscope Shares to trade on a conditional and deferred settlement basis during the period 3 to 12 December 2007. Symbion Health will also apply to ASX for approval for Symbion Health shares to trade on a conditional and deferred settlement basis during the same period. If the ASX approves those applications on terms satisfactory to Healthscope and Symbion Health, Healthscope and Symbion Health will make announcements to the ASX to that effect (including the terms and conditions that would apply to any conditional market the ASX may provide). Any person who trades in Symbion Health shares or New Healthscope Shares on any such conditional market would do so at their own risk, and Healthscope and Symbion Health disclaim all liability for any loss that any person may suffer as a result of any such trading. It is the responsibility of each Symbion Health shareholder to determine their entitlement to New Healthscope Shares under the Diagnostics Distribution before trading those shares to avoid the risk of selling shares they do not own.
Q39 What if I am a Symbion Health shareholder outside Australia, New Zealand[1], USA, Hong Kong and Singapore?	Symbion Health shareholders who are Ineligible Overseas Shareholders (which, as at the date of this document, are expected to comprise those Symbion Health shareholders with registered addresses in jurisdictions outside Australia and its external territories, New Zealand[1], the United States of America, Hong Kong and Singapore) will not have New Healthscope Shares distributed to them. Instead, Symbion Health will distribute to the Nominee the New Healthscope Shares to which the Ineligible Overseas Shareholder would otherwise have been entitled. The Nominee will then sell those New Healthscope Shares and remit to Symbion Health the net proceeds of sale. Symbion Health will then pay to each Ineligible Overseas Shareholder the relevant proportion of the net proceeds of sale of the New Healthscope Shares. These proceeds will be paid by cheque in A$. See section 2.4(c) of this document for further details.
Q40 Will I have to pay brokerage fees and stamp duty in respect of New Healthscope Shares?	No brokerage or stamp duty will be payable by Symbion Health shareholders as a result of the Diagnostics Transaction (with the exception of Symbion Health shareholders who are Ineligible Overseas Shareholders and who therefore will not have New Healthscope Shares distributed to them, as those shares will be sold by the Nominee with the proceeds of sale that are paid to such Symbion Health shareholders being net of sale costs of the New Healthscope Shares including brokerage). Ineligible Overseas Shareholders should refer to section 2.4(c) of this document.
Q41 What are the taxation implications of the Diagnostics Transaction?	The taxation implications for shareholders participating in the Diagnostics Transaction will depend on their own personal circumstances. Subject to the receipt of a favourable tax ruling from the ATO, certain Australian resident Symbion Health shareholders should be entitled to choose demerger roll-over relief in respect of the Diagnostics Distribution. Choosing demerger roll-over relief should mean that Symbion Health shareholders will not be subject to income tax on the Diagnostics Distribution. A general guide to the potential Australian taxation consequences of the Diagnostics Transaction for Symbion Health shareholders is set out in section 6.2. This guide is expressed in general terms and is not intended to provide taxation advice in respect of the particular circumstances of any shareholder. Symbion Health shareholders should seek their own taxation advice. Symbion Health shareholders will not be liable to pay stamp duty on the receipt of the New Healthscope Shares under the Diagnostics Transaction.

Notes:

1. Subject to promulgation of an amendment to the Securities Act (Overseas Companies) Exemption Notice 2002, which is expected to occur on 30 October 2007. If this amendment is not promulgated by the time this document is despatched to shareholders, then Symbion Health shareholders with a registered address in New Zealand will not be permitted to participate in the proposed distribution of New Healthscope Shares, and those shareholders will be considered to be Ineligible Overseas Shareholders and the New Healthscope Shares attributable to them will be treated as described in section 2.4(c) of this document. If the amendment is not promulgated as expected, Symbion Health will make an announcement to the ASX and publish the fact on Symbion Health's website (www.symbionhealth.com).

Q42 What tax rulings are being sought by Symbion Health?	Symbion Health is seeking a private ruling confirming that scrip for scrip roll-over relief will be available in relation to the sale of the shares in SH Holdings, which owns the Diagnostics Businesses, in return for the New Healthscope Shares. The purpose of this ruling is to confirm the exchange of shares does not give rise to any CGT liability to Symbion Health on the disposal of SH Holdings. Symbion Health is also seeking a class ruling on behalf of its shareholders to confirm that the Diagnostics Distribution is eligible for demerger roll-over relief. The purpose of this ruling is to provide Symbion Health shareholders with certainty that the Diagnostics Distribution will not give rise to any CGT liability and shareholders will not be taxed on the dividend component of the Diagnostics Distribution.
Q43 Why is Symbion Health seeking the tax rulings?	It is accepted market practice for large public companies to obtain tax rulings in transactions of this nature in order to provide certainty for shareholders on the tax outcomes arising from the transaction. In many cases, the transaction is actually conditional upon the receipt of satisfactory tax rulings. The Original Scheme that was voted down on 11 September 2007 was also conditional upon receipt of a satisfactory tax ruling from the ATO.
Q44 How does the tax rulings process work?	Symbion Health has lodged two ruling requests with the ATO. The ruling requests outline the relevant Transactions proposed to be undertaken, and Symbion Health's view of how the tax law applies to those transactions. Copies of relevant legal agreements have also been provided to the ATO. The ATO will undertake a review of these ruling requests. This process typically takes several weeks. Symbion Health will liaise with the ATO during this process to ensure it has all information required to assess the ruling requests. Symbion Health hopes to receive the final tax rulings from the ATO prior to the Symbion Health Diagnostics General Meeting on Friday, 30 November 2007. However if the tax rulings have not been received by the scheduled time for the Symbion Health Diagnostics General Meeting, Symbion Health does have the ability to postpone or adjourn the Symbion Health Diagnostics General Meeting until the tax rulings have been received if it considers it is appropriate to do so.
Q45 What decisions does Symbion Health expect to get in respect of the tax rulings?	Symbion Health believes that the Diagnostics Transactions should properly qualify for both scrip for scrip roll-over relief and demerger roll-over relief. As such, Symbion Health would expect the ATO to issue favourable tax rulings confirming that the relevant roll-over relief is available to Symbion Health and its shareholders. Should the ATO disagree with Symbion Health's analysis and not issue favourable rulings to Symbion Health and its shareholders, there is a risk that the Diagnostics Transaction and the C&P Scheme will not proceed.

C&P Scheme frequently asked questions

Q46 What is the C&P Scheme?	The C&P Scheme involves the acquisition by Lantern of all of the shares in Symbion Health (which would at that stage consist of only the C&P Businesses) by way of a scheme of arrangement. In exchange, Symbion Health shareholders would receive, in aggregate, $1,148 million in cash. Based on pro-forma financial information as at 30 June 2007, at the time of implementation of the C&P Scheme (assuming the C&P Scheme had been implemented on 30 June 2007), Symbion Health would have a net cash position of approximately $338 million[1] less average debtors securitisation of approximately $252 million. The enterprise value attributed to the C&P Businesses under the C&P Scheme is $1,062 million. If the Symbion Health Financial Assistance Resolution is passed, Symbion Health will loan to Lantern part of the consideration required to be paid to Symbion Health shareholders under the C&P Scheme under the Symbion Health-Lantern Loan Agreement. See section 5.2 of this document for further information. The C&P Scheme is conditional on the Diagnostics Transaction (or a similar transaction, including in relation to arrangements with the IAC Consortium, with a Superior Diagnostics Acquirer) being implemented.
Q47What are the reasons to vote in favour of the C&P Scheme?	The Symbion Health Board believes that the key reason to vote in favour of the C&P Scheme is that the price offered by Lantern as the C&P Scheme Consideration represents an attractive valuation and reflects the earnings and operational improvements in the C&P Businesses. Further details of the anticipated benefits of the C&P Scheme are set out in section 1 of this document.

Notes:

1. Based on pro-forma financial information, including the average net debt and average securitisation balances for the year ended 30 June 2007, adjusted for the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007, and excluding any transaction costs incurred post 30 June 2007. The actual net cash at Diagnostics Completion will depend on a number of factors including working capital balances at that time, cashflows of the Diagnostics Businesses between 30 June 2007 and Diagnostics Completion, the transaction costs associated with the implementation of the Revised Proposal and the unallocated corporate expenses incurred up until Diagnostics Completion.

Q48 What are the key risks associated with the C&P Scheme?	Symbion Health anticipates a range of risks associated with the implementation of the C&P Scheme including: ■ that Lantern does not enter into the IAC Facility Agreements that reflects the terms of existing debt commitment letters; and ■ Primary Health Care (or other Symbion Health shareholders) vote their Symbion Health shares against the C&P Scheme, resulting in the relevant voting approval threshold not being achieved, and the C&P Scheme not being implemented. Further details of the anticipated risks associated with the C&P Scheme are set out in section 3.2 of this document.
Q49 What does the Symbion Health Board recommend in relation to the C&P Scheme?	The Symbion Health Board unanimously recommends that, in the absence of a Superior Proposal, Symbion Health shareholders vote in favour of the C&P Scheme. In the absence of a Superior Proposal each of the Symbion Health directors intends to vote all of the Symbion Health shares they own or control in favour of the C&P Scheme. The reasons for this recommendation and other matters that Symbion Health shareholders may wish to take into consideration in deciding whether to vote in favour of the C&P Scheme are set out in section 1 of this document. In the event that a Superior Proposal is received by Symbion Health in respect of the C&P Businesses alone, Symbion Health will not be able to implement such a proposal (unless the Diagnostics Businesses are first sold either to Healthscope under the Diagnostics Transaction or a Superior Diagnostics Acquirer under a similar transaction to the Diagnostics Transaction, including in respect of arrangements with the IAC Consortium).
Q50 What is the Symbion Health Independent Expert's conclusion in relation to the C&P Scheme?	Ernst & Young, the Symbion Health Independent Expert, has concluded that the C&P Scheme is in the best interests of Symbion Health shareholders. A copy of the Symbion Health Independent Expert's Report is set out in full in section 8 of this document.
Q51 Who is entitled to receive the C&P Scheme Consideration?	Only Symbion Health shareholders who are registered as the holders of Symbion Health shares on the C&P Scheme Record Date will be entitled to receive the C&P Scheme Consideration.
Q52 When will I receive the C&P Scheme Consideration?	The C&P Scheme Consideration will be paid to Symbion Health shareholders by cheque to be despatched on Wednesday, 2 January 2008 (or by direct credit on that date to those Symbion Health Shareholders in respect of whom Symbion Health has the appropriate information).
Q53 Who are Ironbridge Capital and Archer Capital?	Ironbridge Capital and Archer Capital are managers and advisers of private equity funds. Together, they have formed the IAC Consortium to acquire Symbion Health's C&P Businesses. Further details regarding Ironbridge Capital and Archer Capital are contained in section 4.5 of this document.
Q54 What are the reasons to vote against the C&P Scheme?	Although the Symbion Health Board unanimously recommends that Symbion Health shareholders vote in favour of the C&P Scheme, there are some factors which may lead Symbion Health shareholders to vote against the C&P Scheme, such as the desire to maintain an investment in industries in which the C&P Businesses operate and to benefit from the future strategic direction of the C&P Businesses, the possibility that a Superior Proposal may emerge for the C&P Businesses, the risk factors which relate to the implementation of the C&P Scheme and the taxation consequences of the C&P Scheme. No Superior Proposal for the C&P Businesses has been received since June 2007, although there has been a significant period of time and ample opportunity for such a proposal to be put to Symbion Health prior to the signing of the C&P Scheme Implementation Deed. Further detail is set out in section 1.4(b) of this document.
Q55 What voting majority is required to approve the C&P Scheme?	For the C&P Scheme to proceed, the C&P Scheme must be approved by: ■ a majority in number of Symbion Health shareholders present and voting at the C&P Scheme Meeting (in person or by proxy); and ■ at least 75% of the total number of Symbion Health shares voted at the C&P Scheme Meeting (in person or by proxy), and the Symbion Health Financial Assistance Resolution must be approved by at least 75% of the total number of Symbion Health shares voted at the C&P General Meeting.

Q56 What are the likely consequences if Primary Health Care votes against the C&P Scheme?	Primary Health Care announced on 22 October 2007 that it intended to vote its 20% shareholding against both the Diagnostics Transaction and the C&P Scheme, absent a material change in circumstances or in the structure of the Transactions. Symbion Health believes that Primary Healthcare has retained the ability to change its voting intentions in a wide range of circumstances. Symbion Health also notes that Primary Healthcare is able to sell its shares in Symbion Health to a third party who may vote in favour of the C&P Scheme. Primary Health Care voted the Symbion Health shares it owns against the Original Scheme and the Original Scheme was not approved by the requisite majorities of Symbion Health shareholders. The C&P Scheme has the same voting thresholds as the Original Scheme. However, the C&P Scheme is different from the Original Scheme in that it only relates to the C&P Businesses. Primary Health Care has indicated to Symbion Health that it is interested in acquiring parts of the Diagnostics Businesses. If Primary Health Care votes its Symbion Health shares against the C&P Scheme and the C&P Scheme is not implemented, but the Diagnostics Transaction is approved and completed, it and other Symbion Health shareholders will not receive $1.77[1] cash per Symbion Health share but will instead retain their shares in Symbion Health C&P, which will, at that time, only own the C&P Businesses. Primary Health Care has never indicated to the Symbion Health Board that it is interested in owning these businesses on their own. If a sufficient number of Symbion Health shares other than those held by Primary Health Care are voted in favour of the C&P Scheme, it is still possible for the C&P Scheme to be approved by the required majorities, even if Primary Health Care does vote against the C&P Scheme. Additionally, on 26 October 2007, a wholly owned subsidiary of Primary Health Care commenced proceedings in the Federal Court of Australia in which it alleges that the Capital Reduction required to distribute New Healthscope Shares to Symbion Health shareholders as part of the Diagnostics Transaction does not comply with the requirements of the Corporations Act and that certain provisions of the Diagnostics Transaction Implementation Deed relating to exclusivity and break fees are not binding on Symbion Health because those arrangements entered into by Symbion Health were authorised by the Symbion Health directors, it is alleged, in breach of their duties under the Corporations Act. Symbion Health and the Symbion Health directors believe that the arrangements in respect of the Diagnostics Transaction comply with the requirements of the Corporations Act and their respective obligations under the law and will vigorously defend the proceedings. The Federal Court has ordered that a final hearing in these proceedings be held on 15 and 16 November 2007. Accordingly, it is anticipated that the outcome of these proceedings will be known prior to the Symbion Health Transaction Meetings. If these proceedings are successful, the Diagnostics Transaction will not be able to be completed, and therefore the C&P Scheme will not be able to be implemented.
Q57 What are the necessary steps to implement the C&P Scheme?	The key steps which must be completed in order to implement the C&P Scheme are as follows: ■ The Diagnostics Transaction obtains the requisite shareholder approvals at the Symbion Health Diagnostics General Meeting, as described in section 2.3(c) of this document. ■ Symbion Health shareholders must then approve the C&P Scheme by the requisite majorities at the C&P Scheme Meeting on Friday, 30 November 2007. ■ Symbion Health shareholders must then approve the Symbion Health Financial Assistance Resolution by the requisite majority at the C&P General Meeting on Friday, 30 November 2007. ■ Then, subject to all of the conditions precedent to the C&P Scheme (including any conditions precedent which relate to completion of the Diagnostics Transaction) having been satisfied or waived, Symbion Health will apply to the Court on Thursday, 13 December 2007 to approve the C&P Scheme at the Second Court Hearing. ■ If the Court approves the C&P Scheme, Symbion Health will lodge with ASIC a copy of the Court order approving the C&P Scheme on Monday, 17 December 2007. This will be the last day on which trading in Symbion Health shares on ASX occurs. ■ On the C&P Scheme Implementation Date, expected to be Monday, 31 December 2007, Lantern will acquire all existing Symbion Health shares, and the C&P Scheme Consideration will be provided by Lantern and despatched to Symbion Health shareholders by the Business Day after the Implementation Date. ■ With effect from the Business Day following the C&P Scheme Implementation Date, Symbion Health will apply for termination of the official quotation of Symbion Health shares on ASX and to have itself removed from the official list of ASX.

Notes:

1. Rounded to two decimal places. Actual value is $1.76693.

Q57 What are the necessary steps to implement the C&P Scheme? (continued)	Section 3 of this document contains further details of the C&P Scheme, including the approvals required in order for the C&P Scheme to proceed. The dates set out above are indicative only, and may change depending on a number of factors including the satisfaction or waiver of the conditions precedent to the C&P Scheme and Court approval. Symbion Health shareholders' attention is drawn to the warranties that Symbion Health shareholders who participate in the C&P Scheme will be deemed to have given, if the C&P Scheme takes effect, in clause 8.5 of the C&P Scheme (as set out in Annexure C to this document).
Q58 When will the C&P Scheme become Effective?	If both Symbion Health shareholders and the Court approve the C&P Scheme, the C&P Scheme will become legally effective on the date on which Symbion Health lodges with ASIC a copy of the Court order approving the C&P Scheme. This date is referred to in this document as the C&P Scheme Effective Date and is expected to occur on Monday, 17 December 2007. The actual implementation of the C&P Scheme occurs on the C&P Scheme Implementation Date when all Symbion Health shares will be transferred to Lantern. This is expected to occur on Monday, 31 December 2007. On the Business Day following the C&P Scheme Implementation Date, payment of the C&P Scheme Consideration will be made to Symbion Health shareholders. If the C&P Scheme has not become Effective by the End Date (being Thursday, 28 February 2008, unless extended as described in section 3.3(h) of this document) the C&P Scheme will lapse and be of no further force or effect.
Q59 What are the taxation implications of the C&P Scheme?	Approval and implementation of the C&P Scheme will result in a taxable event occurring in relation to the Symbion Health shares transferred under the Scheme to Lantern for the purposes of the Australian income tax legislation. As the C&P Scheme Consideration is cash, CGT roll-over relief will not be available. For a Symbion Health shareholder who makes a capital gain on transfer of their shares, CGT discount may be available if they have held their Symbion Health shares for at least 12 months prior to the transfer. A general guide to the potential Australian taxation consequences of the C&P Scheme for Symbion Health shareholders is set out in section 6.3. This guide is expressed in general terms and is not intended to provide taxation advice in respect of the particular circumstances of any shareholder. Symbion Health shareholders should seek their own taxation advice. Symbion Health shareholders will not be liable to pay stamp duty on the disposal of their Symbion Health shares under the C&P Scheme.
Q60 What are the expected consequences if the Diagnostics Transaction is approved, but the C&P Scheme is not approved?	If Symbion Health shareholders vote in favour of the Diagnostics Transaction but not in favour of the C&P Scheme, then, subject to all other conditions precedent to the Diagnostics Transaction being satisfied or waived, the Diagnostics Businesses will be sold to Healthscope, however Symbion Health C&P will continue to be listed on ASX and will own the C&P Businesses only. See question 21 on page 22 for further information. Symbion Health C&P would be liable to pay certain transaction and other costs associated with the C&P Scheme that have already been incurred or are already committed. Pursuant to the adjustments made under the Diagnostics Sale and Purchase Agreement, Healthscope will contribute 70.2610% of an amount equal to Symbion Health's third party costs in relation to the Transactions less $3 million if the Diagnostics Transaction completes. In certain circumstances, Symbion Health C&P may also be liable to pay a break fee to Lantern or reimburse it for costs it has paid to Third Parties. For further details of obligation to reimburse costs, the break fee and the circumstances in which they apply, see section 3.3(n) of this document.

Reasons to vote in favour of the Transactions and potential factors that may lead Symbion Health shareholders to vote against the Transactions

1. Reasons to vote in favour of the Transactions and potential factors that may lead Symbion Health shareholders to vote against the Transactions

1.1 Introduction

This section of the document identifies the key reasons to vote in favour of the Diagnostics Transaction, key reasons to vote in favour of the C&P Scheme and key reasons to vote in favour of both Transactions.

Shareholders should consider the following information carefully, together with the details of the risk factors that relate to the Diagnostics Transaction, the risk factors that relate to the C&P Scheme and the other information contained in this document. The risk factors specific to the Diagnostics Transaction and those that relate to the businesses of the Merged Group are described in section 2.2 of this document. The risk factors specific to the C&P Scheme are described in section 3.2 of this document and the risk factors that relate to Symbion Health C&P are described in section 4.4(l) of this document.

1.2 Reasons to vote in favour of both Transactions

This part of the document identifies the key reasons to vote in favour of both the Diagnostics Transaction and the C&P Scheme. These reasons are in addition to the reasons for voting in favour of each of these transactions individually, and only apply if both the transactions are implemented.

(a) Consideration for both the Diagnostics Transaction and the C&P Scheme offers Symbion Health shareholders a significant premium

The total implied value of between approximately $4.23 and $4.43[1] per Symbion Health share represents a premium of approximately:

- 21% to 27% to the Symbion Health VWAP of $3.49 for the three months leading up to 29 January 2007; and
- 25% to 31% to the Symbion Health VWAP of $3.37 for the six months leading up to 29 January 2007.

29 January 2007 was the day before Symbion Health announced it had received an indicative non-binding proposal from Primary Health Care. The proposal related to the possibility of a merger between Primary Health Care and Symbion Health. Since that date, the price of Symbion Health shares traded on ASX has reflected speculation of corporate activity.

The chart below shows the closing share price on ASX for Symbion Health. The top dotted line represents the implied offer value of $4.43 per share, correlating to a Healthscope VWAP range of between $6.06 and $6.51 (and subject to the effect of rounding). The middle dotted line represents the implied value of $4.23 per share, correlating to a Healthscope VWAP range of between $5.30 and $5.60. The lower dotted line is the three month volume weighted average price leading up to 29 January 2007 of $3.49.[2]


$4.50
$4.25
$4.00
$3.75
$3.50
$3.25
$3.00
$2.75
$2.50
$4.43
$4.23
$3.49
3 month undisturbed VWAP: $3.49
29 January 2007: Symbion Health announced it had received a non-binding indicative proposal from Primary Health Care
24 November 2006: Primary Health Care commenced acquiring Symbion Health shares
1 May 2007: Symbion Health announced it had received a non-binding indicative proposal from Healthscope with an implied value of $4.30 per share
11 September 2007: Symbion Health's scheme of arrangement with Healthscope did not receive adequate votes in favour
8 October 2007: Symbion Health and Healthscope announced the Revised Proposal consisting of the Diagnostics Transaction and the C&P Scheme
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07

Notes:

1. The references in this document to a total implied value of between approximately $4.23 and $4.43 assume that the Healthscope VWAP is between $5.30 and $6.51, that the C&P Scheme is implemented and that the New Healthscope Shares are valued at a price equal to the Healthscope VWAP. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which New Healthscope Shares trade.
2. Symbion Health's three month undisturbed average share price is $3.49, being the volume weighted average price of Symbion Health shares over the three months prior to 29 January 2007, the day on which Symbion Health announced that it had received a non-binding, indicative proposal from Primary Health Care.

(b) Consideration for both the Diagnostics Transaction and the C&P Scheme reflects attractive valuation multiples for Symbion Health

The total implied value of the consideration of between approximately $4.23 and $4.43[1] per Symbion Health share represents an EV / EBITDA multiple for financial year ended 30 June 2007 of 14.1x to 14.6x. This is an attractive multiple range compared to relevant comparable company trading multiples and previous comparable transaction multiples.

Details of potentially comparable trading multiples and potentially relevant transaction multiples can be found in Appendices 4 and 5 of the Symbion Health Independent Expert's Report which is in section 8 of this document.

(c) EPS attributable to Symbion Health shareholders are expected to be enhanced

As a result of the Transactions, Symbion Health shareholders who retain their New Healthscope Shares and use their C&P Scheme Consideration to purchase and retain additional New Healthscope Shares are expected to benefit from an uplift in EPS.

This benefit is substantially dependent on the achievement of the synergies which Healthscope expects to achieve, as described in section 4.3 of this document. Healthscope expects that approximately 7% of these synergies will be achieved in financial year 2008, approximately 77% in financial year 2009 and 100% in financial year 2010[2]. The realisation and timing of those synergies are subject to certain risks which are further described in section 2.2(c).

Based on the Healthscope Information provided by Healthscope, including the pro-forma consolidated income statement of the Merged Group for the year ended 30 June 2007[3] set out in section 4.3 and the underlying assumptions (including the realisation of $77 million in cost synergies which are assumed for the purposes of this statement to be realised in the year ended 30 June 2007), the pro-forma EPS impact (pre non-recurring items) to a Symbion Health shareholder who uses the C&P Scheme Consideration to purchase additional New Healthscope Shares on market for a share price of $5.60 (assuming Symbion Health shareholders do not pay transaction costs or CGT on their C&P Scheme Consideration) is an increase in pro-forma EPS (pre non-recurring items) of approximately 33.4% as set out in the chart below.

To the extent that such a Symbion Health shareholder pays tax or transaction costs or purchases Healthscope Shares at a price greater than $5.60 per share, the pro-forma EPS impact (pre non-recurring items) would be less than that set out in the chart below.



25.0
20.0
15.0
10.0
5.0
0.0
Earnings per share (cents)
15.8
+33.4%
21.1
Symbion Health stand alone EPS (fully diluted)
Symbion Health share of the Merged Group (post synergies)

If the Diagnostics Transaction is implemented, but the C&P Scheme is not, Symbion Health shareholders who retain their New Healthscope Shares and Symbion Health C&P shares are also expected to benefit from an EPS uplift.

(d) The Symbion Health Independent Expert has concluded that the Diagnostics Transaction is fair and reasonable to Symbion Health shareholders and that the C&P Scheme is in the best interests of Symbion Health shareholders.

The Symbion Health Independent Expert has concluded that the Diagnostics Transaction is fair and reasonable to Symbion Health shareholders. The Symbion Health Independent Expert has also concluded that the C&P Scheme is in the best interests of Symbion Health shareholders. The Symbion Health Independent Expert's Report in respect of the Diagnostics Transaction and the C&P Scheme is reproduced in full in section 8 of this document and Symbion Health shareholders are encouraged to read it carefully in its entirety, including the advantages and disadvantages, assumptions, qualifications and disclaimers on which the Symbion Health Independent Expert's conclusions are based. The Symbion Health Independent Expert's opinion in relation to the Diagnostics Transaction is discussed in section 2.1(d) of this document and the opinion in relation to the C&P Scheme is discussed in section 3.1(d) of this document.

Notes:

1. The references in this document to a total implied value of between approximately $4.23 and $4.43 assume that the Healthscope VWAP is between $5.30 and $6.51, that the C&P Scheme is implemented and that the New Healthscope Shares are valued at a price equal to the Healthscope VWAP. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which New Healthscope Shares trade.
2. According to the Healthscope Information, this is based on the assumption that implementation of the Diagnostics Transaction occurs by February 2008.
3. Also incorporates the minority share of profit of Healthscope and the Diagnostics Businesses for the year ended 30 June 2007.

1.3 Reasons to vote in favour of the Diagnostics Transaction and potential factors that may lead Symbion Health shareholders to vote against the Diagnostics Transaction and other relevant considerations

This part of the document identifies the key reasons to vote in favour of the Diagnostics Transaction, potential factors that may lead Symbion Health shareholders to vote against the Diagnostics Transaction and other relevant factors that Symbion Health shareholders should consider when deciding whether to vote in favour of the Diagnostics Transaction.

Shareholders should consider the following information carefully, together with the details of the risk factors that relate to the Diagnostics Transaction and the other information contained in this document. In particular, the businesses of the Merged Group will be exposed to a number of business risks following the implementation of the Diagnostics Transaction. The risk factors specific to the Diagnostics Transaction and those that relate to the businesses of the Merged Group are described in section 2.2 of this document.

(a) Reasons to vote in favour of the Diagnostics Transactions

(i) Diagnostics Transaction consideration reflects attractive valuation multiples for the Diagnostics Businesses

If the Diagnostics Transaction is implemented, the Diagnostics Businesses will be acquired for a total enterprise value of between $2,516 million and $2,646 million.[1] This represents an EV / EBITDA multiple for the financial year ended 30 June 2007 of between 15.6x and 16.4x (pre-synergies) and 10.6x to 11.1x (post synergies).[2] This is an attractive multiple range compared to relevant comparable company trading multiples and previous comparable transaction multiples.

Details of potentially comparable trading multiples and potentially relevant transaction multiples can be found in Appendices 4 and 5 respectively of the Symbion Health Independent Expert's Report, which is set out in section 8 of this document.

(ii) The Symbion Health Independent Expert has concluded that the Diagnostics Transaction is fair and reasonable to Symbion Health shareholders

The Symbion Health Independent Expert has concluded that the Diagnostics Transaction is fair and reasonable to Symbion Health shareholders.

The Symbion Health Independent Expert's Report is reproduced in full in section 8 of this document and Symbion Health shareholders are encouraged to read it carefully in its entirety, including the advantages and disadvantages, assumptions, qualifications and disclaimers on which the Symbion Health Independent Expert's conclusions in relation to the Diagnostics Transaction are based. The Symbion Health Independent Expert's opinion is discussed in section 2.1(d) of this document.

(iii) The Symbion Health Board recommendation

The Symbion Health directors believe that the Diagnostics Transaction is in the best interests of Symbion Health shareholders and unanimously recommend that Symbion Health shareholders vote in favour of the Diagnostics Transaction, in the absence of a Superior Proposal.

Each of the Symbion Health directors intends to vote all of the Symbion Health shares they own or control in favour of the Diagnostics Transaction, in the absence of a Superior Proposal.

(iv) Opportunity to own shares in a leading Australian healthcare services company

Immediately following implementation of the Diagnostics Transaction, Symbion Health shareholders will collectively own between approximately 53% and 56%[3] of the Merged Group. To the extent that Symbion Health shareholders receive New Healthscope Shares as a result of the implementation of the Diagnostics Transaction there are a number of other reasons to vote in favour of the Diagnostics Transaction.

According to the Healthscope Information, the Diagnostics Transaction will create a healthcare services company with leading businesses and established brands in all Australian states. Symbion Health shareholders will have the opportunity to own shares in the Merged Group, which is expected to have:

- the number 1 position in the Australian pathology industry, based on revenue;[4]
- the number 2 position in the Australian private hospital industry, based on revenue[5]; and
- leading positions in diagnostic imaging and medical centres.

Notes:

1. Based on pro-forma financial information including the average net debt and average securitisation balances for the year ended 30 June 2007, adjusted for the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007. The actual enterprise value at Diagnostics Completion will depend on a number of factors including working capital balances at that time, cashflows of the Diagnostics Businesses between 30 June 2007 and Diagnostics Completion, the transaction costs associated with the implementation of the Revised Proposal and the unallocated corporate expenses incurred up until Diagnostics Completion.
2. Based on pro-forma financial information for the year ended 30 June 2007 including costs relating to the Symbion Health corporate function.
3. These percentages do not take into account the New Healthscope Shares attributable to Ineligible Overseas Shareholders. Ineligible Overseas Shareholders will receive the net proceeds of sale of the New Healthscope Shares attributable to them. See section 2.4(c) of this document for further details.
4. Based on the pro-forma Merged Group financial information set out in section 4.3(i) (and the assumptions and qualifications underlying that pro-forma Merged Group financial information).
5. Based on the pro-forma Merged Group financial information set out in section 4.3(i) (and the assumptions and qualifications underlying that pro-forma Merged Group financial information).

The geographical and service diversity of the Merged Group immediately after the Diagnostics Transaction is implemented is demonstrated on the map set out on page 6 of this document.

(v) Integrated Operating Model

According to the Healthscope Information, Healthscope expects to achieve total cost synergies of $77 million[1] per annum:

- approximately $60.1 million of the cost synergies to come from pathology, including the consolidation of laboratories, savings in the procurement of consumables, the closure of overlapping collection centres within the network and rationalisation of duplicated pathology corporate functions and pathology IT;
- the remaining $16.9 million of cost synergies to come from corporate synergies predominantly relating to the rationalisation of corporate functions, and the saving of costs previously incurred by Symbion Health as a result of being a publicly listed company. The remainder represents information technology savings; and
- Healthscope currently expects approximately 7% of the cost synergies to be achieved in financial year 2008, approximately 77% in financial year 2009 and 100% in financial year 2010.

Healthscope has estimated the one-off cost of achieving the identified cost synergies to be approximately $51 million. This amount comprises approximately $34 million in operating expenditure, and up to $17 million in capital expenditure. The bulk of these one-off costs will be incurred in 2008 and 2009 financial years.

See section 4.3(f) for further information regarding the cost synergies.

There are a number of risks associated with realising the cost synergies expected to be achieved by Healthscope. These risks are discussed in detail in section 2.2(c) of this document.

Healthscope has also identified the potential for revenue synergies which are described in section 4.3(f) of this document.

(vi) There is potential for demerger roll-over relief and Symbion Health shareholders will not incur any stamp duty

Certain Australian resident Symbion Health shareholders should be entitled to demerger roll-over relief in respect of the Diagnostics Distribution (subject to receiving a favourable ruling from the ATO). Choosing demerger roll-over relief should mean that those Symbion Health shareholders will not be subject to income tax on the Diagnostics Distribution. A detailed discussion of the implications of choosing demerger roll-over relief is included in section 6.2.

Symbion Health shareholders will not be liable to pay stamp duty on the receipt of the New Healthscope Shares under the Diagnostics Transaction.

(b) Potential factors that may lead Symbion Health shareholders to vote against the Diagnostics Transaction

Although the Symbion Health Board unanimously recommends that Symbion Health shareholders vote in favour of the Diagnostics Transaction (in the absence of a Superior Proposal), and the Symbion Health Independent Expert has concluded that the Diagnostics Transaction is fair and reasonable to Symbion Health shareholders, factors which may lead Symbion Health shareholders to vote against the Diagnostics Transaction are set out in this section.

(i) Maintain investment profile

Whilst Symbion Health is exposed to most of the same industries as Healthscope (other than the private hospital sector) the Merged Group's operational profile, capital structure, size and geography will be different to that of Symbion Health.

Symbion Health shareholders may wish to maintain an interest in Symbion Health because they are seeking an investment in a publicly listed company with the specific characteristics of Symbion Health such as industry, operational profile, capital structure, size and geography.

(ii) Emergence of a Superior Proposal

It is possible that a Superior Proposal for either the Diagnostics Businesses or Symbion Health as a whole, which is more attractive for Symbion Health shareholders, may materialise in the future.

However, the Symbion Health directors are, at present, not aware of any such proposal that is capable of recommendation by the Symbion Health directors under the terms of the Diagnostics Transaction Implementation Deed.

Since Symbion Health and Healthscope announced on 1 May 2007 that they were in discussions in relation to an ownership proposal for Symbion Health there has been a significant period of time and ample opportunity for a proposal for Symbion Health, which provides a superior outcome for Symbion Health shareholders, to emerge.

Further details on the emergence of a Superior Proposal and Symbion Health's related obligations under the Diagnostics Transaction Implementation Deed are provided in section 2.3(m).

(iii) Risk factors

There are a number of risk factors which relate to the implementation of the Diagnostics Transaction and the holding of shares in the Merged Group. Details of these risks are set out in section 2.2 of this document.

Symbion Health shareholders should read that section in full.

Notes:

1. According to Healthscope, this amount is $2.0 million lower than the cost synergies estimated under the Original Scheme as a result of the divestment of assets as required by the Previous ACCC Undertakings.

(iv) Exact value of consideration is not certain

The value of the New Healthscope Shares will depend on the prices at which Merged Group shares trade on ASX.

Therefore, the value of the New Healthscope Shares is likely to be different to the values implied by the Healthscope VWAP.

(v) Tax consequences

Implementation of the Diagnostics Transaction may have tax consequences for Symbion Health shareholders. A general guide to the taxation implications of the Diagnostics Transaction is set out in section 6 of this document.

(c) Other relevant considerations

(i) Board and management

Healthscope has stated that, upon implementation of the Diagnostics Transaction, Healthscope's Chairman, Kevin McCann, will be the Merged Group's Chairman and Healthscope's existing directors will be directors of the Merged Group.

In addition, Healthscope intends to invite Mr James Hall (currently a director of Symbion Health) to join the board of Healthscope if both the Diagnostics Transaction and the C&P Scheme are implemented. Mr Hall will consider whether to accept this invitation once the outcome of the C&P Scheme is known.

Healthscope has stated that Healthscope's Managing Director, Bruce Dixon, will be the Managing Director of the Merged Group. It is anticipated that certain members of Symbion Health's corporate and divisional management team will be invited to join the Merged Group's management team.

The exact composition of the senior management team of the Merged Group will not be finalised until after completion of the Diagnostics Transaction and the outcome of the C&P Scheme is known.

(ii) Transaction and other costs in relation to the Diagnostics Transaction

Transaction and other costs incurred (or which are expected to be incurred) by Symbion Health in relation to the implementation of the Diagnostics Transaction (including costs associated with the Original Scheme) are currently estimated at approximately \$43.4[1] million, comprising:

- adviser, legal, accounting and expert fees of \$25.1 million;
- employee costs (including termination rights, bonuses, vesting of long term incentives and insurance) of \$15.5 million; and
- other costs of \$2.8 million, mainly relating to the logistics of the Diagnostics Transaction approval process.

Transaction and other costs incurred (or which are expected to be incurred) by Symbion Health in relation to the implementation of the C&P Scheme are included in the \$43.4 million of costs in relation to the Diagnostics Transaction. There are no material incremental costs from the C&P Scheme.

(iii) Likely implications for Symbion Health if the Diagnostics Transaction is not completed

If the Diagnostics Transaction is not completed, Symbion Health will continue to operate as a stand-alone entity. Each Symbion Health shareholder will retain their Symbion Health shares and will not receive any New Healthscope Shares. If the Diagnostics Transaction (or a similar transaction, including arrangements with the IAC Consortium, with a Superior Diagnostics Acquirer) is not completed, the C&P Scheme will not proceed.

Symbion Health will continue to operate as a standalone entity, and management would continue to build on the positive momentum that has been created in the businesses since the demerger of the Mayne Pharma business in November 2005.

Symbion Health's share price may fall back to previous levels.

Symbion Health would be liable to pay certain transaction and other costs associated with the Diagnostics Transaction and the C&P Scheme (as the C&P Scheme is conditional on the approval of the Diagnostics Transaction) that have already been incurred or are already committed. In certain circumstances, Symbion Health may also be liable to pay a break fee to Healthscope. In certain other circumstances, Healthscope may be liable to pay a break fee to Symbion Health. For further details of break fees and the circumstances in which they may be payable, see sections 2.3(m)(iii) and 2.3(m)(iv) of this document.

If the Diagnostics Transaction does not complete for any reason, non-contingent costs in connection with the Diagnostics Transaction (including non-contingent costs associated with the Original Scheme) estimated to be approximately \$20.5 million will be incurred by Symbion Health and expensed in the year ending 30 June 2008.[2]

Non-contingent costs in relation to implementation of the C&P Scheme are included in the \$20.5 million of non-contingent costs associated with the Diagnostics Transaction. There are no material incremental costs in relation to the C&P Scheme.

(iv) Conditionality of the Diagnostics Transaction

The implementation of the Diagnostics Transaction is subject to a number of conditions precedent which have yet to be satisfied at the date of this document, including the following:

- the Symbion Health Diagnostics Resolutions and the Healthscope Resolutions being approved;

Notes:

1. The transaction costs for the Original Scheme were \$40.4 million. The incremental costs to implement the Transactions proposed in this document are \$3 million. If the Transactions are not implemented, the total costs of the Original Scheme and proposing the Transactions to Symbion Health shareholders are expected to be \$20.5 million. If the Diagnostics Transaction is implemented and the C&P Scheme is not implemented, the total costs of the Original Scheme and proposing the Transactions to Symbion Health Shareholders will be \$43.4 million.

2. \$31.8 million of transaction costs were accrued in financial year 2007. These expenses will be reversed in financial year 2008, and replaced with the updated non-contingent transaction costs relating to the Diagnostics Transaction (which include costs in relation to the C&P Scheme and the Original Scheme).

- the receipt of relevant ASIC or ASX consents, waivers or approvals (as the case may be);
- satisfactory tax rulings being received by Symbion Health confirming the availability of scrip for scrip roll-over relief and demerger roll-over relief in connection with the Diagnostics Transaction;
- no Symbion Health or Healthscope prescribed occurrence occurs, no Symbion Health or Healthscope material adverse change occurs, and the warranties given by each of Symbion Health and Healthscope in the Diagnostics Transaction Implementation Deed and by members of the Symbion Health Group in the Diagnostics Sale and Purchase Agreement are true and correct in accordance with their terms;
- there is no Court or regulatory order which prohibits or materially restricts completion of the Diagnostics Transaction;
- the New Healthscope Shares have been approved for quotation on ASX;
- the Symbion Health Independent Expert and the Healthscope Independent Expert do not change or withdraw their conclusion that, in their opinion, the Diagnostics Transaction is in the best interests of Symbion Health and Healthscope shareholders respectively;
- the S&P/ASX 200 does not fall below a specified threshold;
- execution of the Restructure Agreement in respect of the restructure of the Diagnostics Businesses and the C&P Businesses (as described in section 5.21(d) of this document);
- completion of certain Recapitalisation Steps (as described in section 5.21(f) of this document);
- confirmation that no material capital gain will arise for Symbion Health as a result of the Diagnostics Transaction; and
- Symbion Health and Healthscope being satisfied that the distribution of the New Healthscope Shares does not require a prospectus or other disclosure document under foreign law.

The key conditions precedent are summarised in section 2.3(j) of this document. The conditions precedent are set out in full in clause 4.1 of the Diagnostics Transaction Implementation Deed (a copy of which forms Annexure A to this document).

(v) No Superior Proposal has emerged

Since Symbion Health and Healthscope announced on 1 May 2007 that they were in discussions in relation to an ownership proposal for Symbion Health, there has been a significant period of time and ample opportunity for a rival purchaser for Symbion Health to put a proposal to Symbion Health prior to the signing of the Diagnostics Transaction Implementation Deed and the C&P Scheme Implementation Deed.

On 8 October 2007, Symbion Health and Healthscope announced the Transactions, pursuant to which Healthscope would acquire the Diagnostics Businesses for an enterprise value of between approximately $2,516 million and $2,646 million.[1] As part of that announcement, the Diagnostics Transaction Implementation Deed and the C&P Scheme Implementation Deed were made available to the public.

In respect of the Diagnostics Transaction, under the Diagnostics Transaction Implementation Deed, Symbion Health is able to consider any unsolicited Superior Proposal for the whole of Symbion Health's businesses or for the Diagnostics Businesses alone.

In respect of the C&P Scheme, under the C&P Scheme Implementation Deed, Symbion Health is able to consider any unsolicited Superior Proposal for the whole of Symbion Health's businesses or for the C&P Businesses alone. However, in the event that a Superior Proposal is received by Symbion Health in respect of the C&P Businesses alone, Symbion Health will not be able to implement such a proposal unless the Diagnostics Businesses are first sold, either to Healthscope under the Diagnostics Transaction or to a Superior Diagnostics Acquirer under a similar transaction (including in respect of arrangements with the IAC Consortium).

If a Superior Diagnostics Proposal is received by Symbion Health, the IAC Consortium has certain obligations to enter into arrangements with a Superior Diagnostics Acquirer on substantially the same terms as the arrangements in respect of the existing Diagnostics Transaction. Therefore, if a Superior Diagnostics Proposal is received, the C&P Scheme may still proceed.

As at 24 October 2007, Symbion Health has not received a Competing Proposal which may become a Superior Proposal, either in respect of Symbion Health as a whole, the Diagnostics Businesses or the C&P Businesses. No proposal has been received from Primary Health Care that the Symbion Health Board considers is a Superior Proposal or, based on information available to it, is capable of being a Superior Proposal for all Symbion Health shareholders.

(vi) Exclusivity

Symbion Health and Healthscope have both agreed in the Diagnostics Transaction Implementation Deed that they will comply with certain restrictions in relation to soliciting alternative proposals or competing transactions from third parties, and responding to approaches by third parties or allowing them to conduct due diligence in relation to Symbion Health and Healthscope respectively. However, Symbion Health has the ability to respond to unsolicited proposals for the Diagnostics Businesses, the C&P Businesses (subject to the sale of the Diagnostics Businesses) and the whole of Symbion Health.

Further details about these arrangements are set out in section 2.3(m) of this document.

Notes:

1. Based on pro-forma financial information including the average net debt and average securitisation balances for the year ended 30 June 2007, adjusted for the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007. The actual enterprise value at Diagnostics Completion will depend on a number of factors including working capital balances at that time, cashflows of the Diagnostics Businesses between 30 June 2007 and Diagnostics Completion, the transaction costs associated with the implementation of the Revised Proposal and the unallocated corporate expenses incurred up until Diagnostics Completion.

(vii) Break fees

Under the Diagnostics Transaction Implementation Deed, Symbion Health has agreed to pay Healthscope a break fee of $19.575 million (plus GST if applicable) in certain circumstances, and Healthscope has agreed to pay Symbion Health a break fee of $19.575 million (plus GST if applicable) in certain circumstances.

Further details about these arrangements are set out in section 2.3(m) of this document.

(viii) Indemnities under the Diagnostics Sale and Purchase Agreement

If the Diagnostics Transaction is implemented, but the C&P Scheme is not, Symbion shareholders will continue to hold shares in Symbion Health C&P. Under the Diagnostics Sale and Purchase Agreement, Healthscope has agreed to indemnify Symbion Health in respect of all liabilities relating to the Diagnostics Businesses and 70.2610% of all liabilities which do not relate to the Diagnostics Businesses or the C&P Businesses. Similarly, Symbion Health has agreed to indemnify Healthscope in respect of all liabilities related to the C&P Businesses and 29.739% all liabilities which do not relate to the Diagnostics Businesses, or the C&P Businesses. Further details are set out in section 5.21(c) of this document.

(ix) Primary Health Care litigation

On 26 October 2007, a wholly owned subsidiary of Primary Health Care commenced proceedings in the Federal Court of Australia in which it alleges that the Capital Reduction required to distribute New Healthscope Shares to Symbion Health shareholders as part of the Diagnostics Transaction does not comply with the requirements of the Corporations Act and that certain provisions of the Diagnostics Transaction Implementation Deed relating to exclusivity and break fees are not binding on Symbion Health because those arrangements entered into by Symbion Health were authorised by the Symbion Health directors, it is alleged, in breach of their duties under the Corporations Act. Symbion Health and the Symbion Health directors believe that the arrangements in respect of the Diagnostics Transaction comply with the requirements of the Corporations Act and their respective obligations under the law and will vigorously defend the proceedings. The Federal Court has ordered that a final hearing in these proceedings be held on 15 and 16 November 2007. Accordingly, it is anticipated that the outcome of these proceedings will be known prior to the Symbion Health Transaction Meetings.

1.4 Reasons to vote in favour of the C&P Scheme and potential factors that may lead Symbion Health shareholders to vote against the C&P Scheme

This part of the document identifies the key reasons to vote in favour of the C&P Scheme, potential factors that may lead Symbion Health shareholders to vote against the C&P Scheme and other relevant factors that Symbion Health shareholders should consider when deciding whether to vote in favour of the C&P Scheme.

Shareholders should consider the following information carefully, together with the details of the risk factors that relate to the C&P Scheme and the other information contained in this document. The risk factors specific to the C&P Scheme are described in section 3.2 of this document and in relation to Symbion Health C&P in section 4.4(l) of this document.

(a) Reasons to vote in favour of the C&P Scheme

(i) Timely and certain value realisation for Symbion Health's C&P Businesses

If the C&P Scheme is implemented, Symbion Health (which would at that stage comprise only the C&P Businesses) will be acquired by Lantern for an enterprise value of approximately $1,062 million.

This represents an EV / EBITDA multiple for the financial year ended 30 June 2007 of 11.9x.[1] The multiple achieved reflects the realisation of value for a range of earnings and operational improvements that have been made to these businesses over the past 18 months.

Details of potentially comparable trading multiples and potentially relevant transaction multiples can be found in Appendices 4 and 5 respectively of the Symbion Health Independent Expert's Report, which is set out in section 8 of this document.

(ii) The Symbion Health Independent Expert has concluded that the C&P Scheme is in the best interests of Symbion Health shareholders

The Symbion Health Independent Expert has concluded that the C&P Scheme is in the best interests of Symbion Health shareholders. The Symbion Health Independent Expert's Report in respect of the C&P Scheme is reproduced in full in section 8 of this document and Symbion Health shareholders are encouraged to read it carefully in its entirety, including the advantages and disadvantages, assumptions, qualifications and disclaimers on which the Symbion Health Independent Expert's conclusions are based. The Symbion Health Independent Expert's opinion is discussed in section 3.1(d) of this document.

(iii) The Symbion Health Board recommendation

The Symbion Health directors also believe that the C&P Scheme is in the best interests of Symbion Health shareholders and unanimously recommend that Symbion Health shareholders vote in favour of the C&P Scheme, in the absence of a Superior Proposal. The directors have considered a range of available alternatives, including continuing to operate Symbion Health C&P as a stand alone company, and have formed their conclusion and made their recommendations based on the matters outlined in sections 1, 2, 3 and 4 of this document having regard to the risks set out in sections 2.2, 3.2 and 4.4(l).

Each of the Symbion Health directors also intends to vote all of the Symbion Health shares they own or control in favour of the C&P Scheme, in the absence a Superior Proposal.

(b) Potential factors that may lead Symbion Health shareholders to vote against the C&P Scheme

Although the Symbion Health Board unanimously recommends that Symbion Health shareholders vote in favour of the C&P Scheme (in the absence of a Superior

Notes:

1. Based on pro-forma financial information for the year ended 30 June 2007 including $3.1 million of additional corporate costs as a result of Symbion Health C&P operating as a stand-alone entity.

Proposal), and the Symbion Health Independent Expert has concluded that the C&P Scheme is in the best interests of Symbion Health shareholders, factors which may lead Symbion Health shareholders to vote against the C&P Scheme are set out in this section.

(i) Maintain investment profile

Symbion Health shareholders may wish to maintain an interest in Symbion Health because they are seeking an investment in a publicly listed company with exposure to the industries in which the C&P Businesses operate.

Implementation of the C&P Scheme may represent a disadvantage for Symbion Health shareholders who do not want to change their investment profile, or who wish to retain the opportunity to participate in any growth and margin expansion opportunities in the C&P Businesses and the future strategic direction of the C&P Businesses or benefit from the key strengths of the C&P Businesses as described in section 4.4 of this document.

(ii) Emergence of a Superior Proposal in respect of the C&P Businesses

It is possible that a proposal for all of Symbion Health or for the C&P Businesses, which is more attractive for Symbion Health shareholders, may materialise in the future. For example, on 19 June 2007 Symbion Health announced that Sigma Pharmaceuticals Limited, in conjunction with a private equity consortium associated with Carnegie Wylie & Company (**"Sigma Consortium"**) had made a formal proposal to acquire the C&P Businesses for a higher cash price than that offered by the IAC Consortium. A higher counter-offer was subsequently made by the IAC Consortium. The Sigma Consortium subsequently came back with a higher offer, however the Symbion Health Board was unable to consider this revised offer under the terms of the Original Scheme Implementation Deed, and so the Symbion Health Board recommended the IAC Consortium counter-offer.

In the event that a Superior Proposal is received by Symbion Health in respect of the C&P Businesses alone, Symbion Health will not be able to implement such a proposal unless the Diagnostics Businesses are first sold. However, the Symbion Health directors are, at present, not aware of any such proposal that is capable of being a Superior Proposal under the terms of the C&P Scheme Implementation Deed. Further details on the emergence of a Superior Proposal and Symbion Health's obligations under the C&P Scheme Implementation Deed are provided in section 3.3(n).

(iii) Risk factors

There are a number of risk factors which relate to the implementation of the C&P Scheme. Details of these risks are set out in section 3.2 of this document. Symbion Health shareholders should read that section in full.

(iv) Tax consequences

Implementation of the C&P Scheme may have tax consequences for Symbion Health shareholders. A general guide to the taxation implications of the C&P Scheme is set out in section 6 of this document.

(c) Other relevant considerations

(i) Employees and management

It is expected that employees and management associated with the C&P Businesses will transfer with the businesses as part of the acquisition by Lantern. There is also the possibility that some existing Symbion Health corporate management and employees will be offered employment with these businesses.

Furthermore, some members of management who transfer with the C&P Businesses, or who are offered employment with these businesses, may have the opportunity to participate in the ownership of these businesses.

See section 4.5 of this document for further details.

(ii) Transaction and other costs in relation to the C&P Scheme

There are no material incremental costs associated with the C&P Scheme. Costs in relation to the C&P Scheme are included in the $43.4 million[1] of transaction and other costs incurred (or which are expected to be incurred) by Symbion Health in relation to the implementation of the Diagnostics Transaction (including costs associated with the Original Scheme). Further details of these costs are set out in section 1.3(c)(ii).

(iii) Likely implications for Symbion Health if the Diagnostics Transaction is implemented, but the C&P Scheme is not implemented

If the required majority of Symbion Health shareholders vote in favour of the Diagnostics Transaction (and all of the other conditions precedent to the Diagnostics Transaction are satisfied or waived), but not in favour of the C&P Scheme, the Diagnostics Businesses will be sold to Healthscope, however Symbion Health will continue to be listed on ASX and will own the C&P Businesses only (**"Symbion Health C&P"**). Further details of Symbion Health C&P are provided in section 4.4, in particular, the risks associated with owning shares in Symbion Health C&P are set out in section 4.4(l).

Symbion Health would be liable to pay certain transaction and other costs associated with the C&P Scheme that have already been incurred or are already committed. These costs are included in the costs associated with the Diagnostics Transaction. There are no material incremental costs associated with the C&P Scheme. Pursuant to the adjustments made under the Diagnostics Sale and Purchase Agreement, Healthscope will contribute 70.261% of an amount equal to Symbion Health's third party costs in relation to the Transactions less $3 million if the Diagnostics Transaction completes, with Symbion Health C&P being responsible for 29.739% of such costs.

In certain circumstances, Symbion Health may also be liable to pay a break fee to Lantern or in the event that no break fee is payable, Symbion Health may be liable to reimburse costs Lantern has paid to third parties of up to $5 million, except in certain

Notes:

1. The transaction costs for the Original Scheme were $40.4 million. The incremental costs to implement the Transactions proposed in this document are $3 million. If the Transactions are not implemented, the total costs of the Original Scheme and proposing the Transactions to Symbion Health shareholders are expected to be $20.5 million. If the Diagnostics Transaction is implemented and the C&P Scheme is not implemented, the total costs of the Original Scheme and the Transactions to Symbion Health shareholders will be $43.4 million.

specified circumstances. For further details of break fees, the obligation to reimburse Lantern for costs, and the circumstances in which they may be payable, see section 3.3(n) of this document.

Assuming a 2007 pro-forma net debt/ EBITDA (before securitisation charge) of 3.0x, Symbion Health C&P would have approximately $353 million of surplus debt capacity.[1] Symbion Health C&P may consider using these funds to return capital to shareholders or to fund strategic acquisition opportunities.

(iv) Conditionality of the C&P Scheme

The implementation of the C&P Scheme is subject to a number of conditions precedent which have yet to be satisfied at the date of this document, including the following:

- the Diagnostics Transaction completes (or a similar transaction with a Third Party who makes a Superior Diagnostics Proposal completes) as described in section 2.3 of this document;
- no Symbion Health or Lantern prescribed occurrence occurs, no material adverse change occurs in relation to Symbion Health, and the warranties given by each of Symbion Health and Lantern in the C&P Scheme Implementation Deed are true and correct in accordance with their terms;
- execution of the Restructure Agreement in respect of the restructure of the Diagnostics Businesses and the C&P Businesses;
- completion of certain Recapitalisation Steps (as described in section 2.3(f) of this document);
- there being no Court or regulatory order which prohibits or materially restricts completion of the Diagnostics Transaction or the C&P Scheme;
- the receipt of relevant ASIC, ASX or FIRB consents, waivers or approvals (as the case may be);
- the Symbion Health Independent Expert does not change or withdraw its conclusion that, in its opinion, the C&P Scheme is in the best interests of Symbion Health shareholders;
- certain financial assistance approvals are given by the holding companies of the C&P Businesses within the Symbion Health Group and the ultimate Australian holding company of Lantern in connection with financial assistance given in connection with the implementation of the C&P Scheme;
- Symbion Health shareholders approve the giving of Financial Assistance by Symbion Health to Lantern in connection with the implementation of the C&P Scheme;
- Symbion Health shareholders and the Court approve the C&P Scheme; and
- Lantern enters into binding facility agreements which reflect the debt commitment letters which have been executed, and all of the conditions precedent to the drawdown of the debt and equity funding of Lantern are satisfied (other than those which relate to Court approval of the C&P Scheme or the C&P Scheme becoming Effective).

These conditions precedent are summarised in section 3.3(l) of this document and set out in full in clause 4.1 of the C&P Scheme Implementation Deed (a copy of which forms Annexure B to this document).

(v) Exclusivity

Symbion Health has agreed in the C&P Scheme Implementation Deed that it will comply with certain restrictions in relation to soliciting alternative proposals or competing transactions with third parties, and responding to approaches by third parties or allowing them to conduct due diligence in relation to Symbion Health and the C&P Businesses. However, Symbion Health has the ability to respond to unsolicited proposals for the Diagnostics Businesses, for the C&P Businesses (subject to the sale of the Diagnostics Businesses) and for the whole of Symbion Health.

Lantern has agreed in the C&P Scheme Implementation Deed that it will comply with certain restrictions on the provision of information to third parties in respect of any alternative proposals or competing transactions in relation to the C&P Businesses or Symbion Health.

Further details about these arrangements are set out in section 3.3(n) of this document.

(vi) Reimbursement of Costs and Break fees

Under the C&P Scheme Implementation Deed, Symbion Health has agreed to reimburse Lantern for any actual third party costs up to a maximum of $5 million except in certain circumstances.

Symbion Health has also agreed to pay Lantern a break fee of $11.479 million (plus GST if applicable) in certain circumstances (which will be reduced to $7.885 million (plus GST if applicable) in the event that Symbion Health also pays a break fee to Healthscope under the Diagnostics Transaction Implementation Deed). The amount of any break fee paid by Symbion Health to Lantern will be net of any reimbursement of actual third party costs.

Further details about these arrangements are set out in section 3.3(n) of this document.

(vii) Indemnities under the Diagnostics Sale and Purchase Agreement

If the Diagnostics Transaction is implemented, but the C&P Scheme is not, Symbion shareholders will continue to hold shares in Symbion Health C&P. Under the Diagnostics Sale and Purchase Agreement, Healthscope has agreed to indemnify Symbion Health in respect of all liabilities relating to the Diagnostics Businesses and 70.2610% of all liabilities which do not relate to the Diagnostics Businesses, or the C&P Businesses. Similarly, Symbion Health has agreed to indemnify Healthscope in respect of all liabilities related to the C&P Businesses and 29.739% all liabilities which do not relate to the Diagnostics Businesses, or the C&P Businesses. Further details are set out in section 5.21(c) of this document.

Notes:

1. Based on pro-forma financial information, including the average net debt and average securitisation balances for the year ended 30 June 2007, adjusted for the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007, and excluding any transaction costs incurred post 30 June 2007. The actual surplus debt capacity at Diagnostics Completion will depend on a number of factors including working capital balances at that time, cashflows of the Diagnostics Businesses between 30 June 2007 and Diagnostics Completion, the transaction costs associated with the implementation of the Revised Proposal and the unallocated corporate expenses incurred up until Diagnostics Completion.

Diagnostics Transaction

2.1 Details of the Diagnostics Transaction

(a) Effect of the transaction

If the Diagnostics Transaction is implemented, Healthscope will acquire all of the shares in the Symbion Health Subsidiary that owns the Diagnostics Businesses and all other assets currently used by Symbion Health to provide corporate and shared services to both the Diagnostics Businesses and the C&P Businesses.

In return, Healthscope will issue to Symbion Health between 266 million and 302 million[1] New Healthscope Shares, representing between 53% and 56% of the Merged Group.

Symbion Health will distribute the New Healthscope Shares that are issued to it to eligible Symbion Health shareholders by way of the Diagnostics Distribution.[2]

In addition to Healthscope's existing hospital and pathology businesses, the Merged Group will own Symbion Health's pathology, medical centres and diagnostic imaging businesses and Symbion Health's corporate functions. It will provide certain shared services to the C&P Businesses, or to Symbion Health C&P if the C&P Scheme is not implemented.

The operating divisions before and after the Diagnostics Transaction is implemented are set out below.



Existing structure
Structure after implementation[3]
Symbion Health shareholders
Healthscope shareholders
symbion Health
Healthscope
Pharmacy Services
Consumer
Pathology & Medical Centres
Diagnostic Imaging
Hospitals
Pathology
Symbion Health shareholders
Healthscope shareholders
Symbion Health shareholders
100%
44-47%
53-56%
symbion Health
Healthscope
Pharmacy Services
Consumer
Hospitals
Pathology & Medical Centres
Diagnostic Imaging

Notes:

1. Assumes that the Healthscope VWAP is between $5.30 and $6.51. The actual number of New Healthscope Shares that will be issued will depend on the Healthscope VWAP.
2. New Healthscope Shares attributable to Ineligible Overseas Shareholders will be distributed to the Nominee and sold. Ineligible Overseas Shareholders will receive the net proceeds of sale of the New Healthscope Shares attributable to them. See section 2.4(c) of this document for further details.
3. These percentages do not take into account the New Healthscope Shares attributable to Ineligible Overseas Shareholders. Ineligible Overseas Shareholders will receive the net proceeds of sale of the New Healthscope Shares attributable to them. See section 2.4(c) of this document for further details

(b) Diagnostics Transaction consideration

The consideration which will be payable by Healthscope if the Diagnostics Transaction is implemented will be between 266 million and 302 million[1] New Healthscope Shares which will have an implied value of between $2.46 and $2.66[2] for each Symbion Health share.

The consideration payable under the Diagnostics Transaction (being the number of New Healthscope Shares that will be received for each Symbion Health share) will vary with the Healthscope VWAP as set out below:

- If the Healthscope VWAP is less than or equal to $5.30, the consideration will be equal to 0.4642 New Healthscope Shares.[3] If the Healthscope VWAP is less than $5.30 the implied value of the share consideration received for the Diagnostics Transaction will be less than approximately $2.46.
- If the Healthscope VWAP is greater than $5.30 and less than $5.60, the consideration will be between approximately 0.4633 and 0.4401 New Healthscope Shares.[4] The implied value[5] of the share consideration received for the Diagnostics Transaction will be equal to approximately $2.46.
- If the Healthscope VWAP is greater than or equal to $5.60 but less than or equal to $6.05, the consideration will be equal to 0.4393 New Healthscope Shares.[6] The implied value[7] of the share consideration received for the Diagnostics Transaction will be between approximately $2.46 and $2.66.
- If the Healthscope VWAP is greater than or equal to $6.06 but less than $6.51, the consideration will be between approximately 0.4389 and 0.4092 New Healthscope Shares.[8] The implied value[9] of the share consideration received for the Diagnostics Transaction will be equal to approximately $2.66.
- If the Healthscope VWAP is greater than or equal to $6.51, the consideration will be equal to 0.4089 New Healthscope Shares.[10] The implied value[11] of the share consideration received for the Diagnostics Transaction will be above approximately $2.66.

The implied value of the Diagnostics Transaction per Symbion Health share under a range of Healthscope VWAPs is set out below.

Notes:

1. Assumes that the Healthscope VWAP is between $5.30 and $6.51. The actual number of New Healthscope Shares that will be issued will depend on the Healthscope VWAP.
2. References in this document to an implied value of New Healthscope Shares of between approximately $2.46 and $2.66 assume that the Healthscope VWAP is between $5.30 and $6.51 and that the New Healthscope Shares are valued at a price equal to the Healthscope VWAP. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which New Healthscope Shares trade.
3. The number referred to has been rounded to four decimal places for illustrative purposes only. The actual number of New Healthscope Shares to be issued per Symbion Health share is a fraction equal to 246/530, and will be rounded to eight decimal places. After a Symbion Health shareholder's entitlement to New Healthscope Shares has been determined in relation to the shareholder's total holding of Symbion Health shares, that total entitlement will be rounded up or down to the nearest whole number of New Healthscope Shares.
4. The numbers referred to have been rounded to four decimal places for illustrative purposes only. The actual number of New Healthscope Shares to be issued per Symbion Health share is a fraction that will depend on the Healthscope VWAP and will be rounded to eight decimal places. After a Symbion Health shareholder's entitlement to New Healthscope Shares has been determined in relation to the shareholder's total holding of Symbion Health shares, that total entitlement will be rounded up or down to the nearest whole number of New Healthscope Shares.
5. The references to the implied value assume that the New Healthscope Shares are valued at a price equal to the Healthscope VWAP. The actual value of the New Healthscope Shares will be determined by the Healthscope VWAP and the price at which New Healthscope Shares trade. The calculation of the implied value is subject to the effect of rounding. The Healthscope VWAP amounts are rounded to the nearest cent.
6. The number referred to has been rounded to four decimal places for illustrative purposes only. The actual number of New Healthscope Shares to be issued per Symbion Health share is a fraction equal to 246/560, and will be rounded to eight decimal places. After a Symbion Health shareholder's entitlement to New Healthscope Shares has been determined in relation to the shareholder's total holding of Symbion Health shares, that total entitlement will be rounded up or down to the nearest whole number of New Healthscope Shares.
7. The references to the implied value assume that the New Healthscope Shares are valued at a price equal to the Healthscope VWAP. The actual value of the New Healthscope Shares will be determined by the Healthscope VWAP and the price at which New Healthscope Shares trade. The calculation of the implied value is subject to the effect of rounding. The Healthscope VWAP amounts are rounded to the nearest cent.
8. The numbers referred to have been rounded to four decimal places for illustrative purposes only. The actual number of New Healthscope Shares to be issued per Symbion Health share is a fraction that will depend on the Healthscope VWAP and will be rounded to eight decimal places. After a Symbion Health shareholder's entitlement to New Healthscope Shares has been determined in relation to the shareholder's total holding of Symbion Health shares, that total entitlement will be rounded up or down to the nearest whole number of New Healthscope Shares.
9. The references to the implied value assume that the New Healthscope Shares are valued at a price equal to the Healthscope VWAP. The actual value of the New Healthscope Shares will be determined by the Healthscope VWAP and the price at which New Healthscope Shares trade. The calculation of the implied value is subject to the effect of rounding. The Healthscope VWAP amounts are rounded to the nearest cent.
10. The numbers referred to have been rounded to four decimal places for illustrative purposes only. The actual number of New Healthscope Shares to be issued per Symbion Health share is a fraction that will depend on the Healthscope VWAP and will be rounded to eight decimal places. After a Symbion Health shareholder's entitlement to New Healthscope Shares has been determined in relation to the shareholder's total holding of Symbion Health shares, that total entitlement will be rounded up or down to the nearest whole number of New Healthscope Shares.
11. The references to the implied value assume that the New Healthscope Shares are valued at a price equal to the Healthscope VWAP. The actual value of the New Healthscope Shares will be determined by the Healthscope VWAP and the price at which New Healthscope Shares trade. The calculation of the implied value is subject to the effect of rounding. The Healthscope VWAP amounts are rounded to the nearest cent.

Healthscope VWAP		New Healthscope Shares issued per Symbion Health share[1]		Value of New Healthscope Share component[2]
$5.30	X	0.4642	=	$2.46
$5.40	X	0.4556	=	$2.46
$5.50	X	0.4473	=	$2.46
$5.60	X	0.4393	=	$2.46
$5.70	X	0.4393	=	$2.50
$5.80	X	0.4393	=	$2.55
$5.90	X	0.4393	=	$2.59
$6.00	X	0.4393	=	$2.64
$6.05	X	0.4393	=	$2.66
$6.06	X	0.4389	=	$2.66
$6.10	X	0.4361	=	$2.66
$6.20	X	0.4290	=	$2.66
$6.30	X	0.4222	=	$2.66
$6.40	X	0.4156	=	$2.66
$6.50	X	0.4092	=	$2.66
$6.51	X	0.4089	=	$2.66
$6.60	X	0.4089	=	$2.70
$6.70	X	0.4089	=	$2.74

Set out below are details of the prices at which Healthscope shares traded prior to 11 September 2007, being the day on which the meeting to approve the Original Scheme took place:

- 10 Trading Days VWAP: $5.61
- 1 month VWAP: $5.42
- 3 month VWAP: $5.40

Set out below are details of the prices at which Healthscope shares traded prior to 8 October 2007, being the last Trading Day prior to the announcement of the Transactions:

- 10 Trading Days VWAP: $5.76
- 1 month VWAP: $5.71
- 3 month VWAP: $5.49

Set out below are details of the prices at which Healthscope shares traded prior to 24 October 2007, being the second last Trading Day prior to the date of this document:

- 10 Trading Days VWAP: $5.41
- 1 month VWAP: $5.54
- 3 month VWAP: $5.50

Notes:

1. In this table the number of New Healthscope Shares to be issued per Symbion Health share has been rounded to four decimal places for illustrative purposes only. The actual number of New Healthscope Shares to be issued per Symbion Health share is a fraction that will depend on the Healthscope VWAP and will be rounded to eight decimal places. After a Symbion Health shareholder's entitlement to New Healthscope Shares has been determined in relation to the shareholder's total holding of Symbion Health shares, that total entitlement will be rounded up or down to the nearest whole number of New Healthscope Shares.
2. Assumes the value of one New Healthscope Share is equal to the Healthscope VWAP.

(c) Symbion Health board recommendation

The Symbion Health Board has considered the advantages and disadvantages of the Diagnostics Transaction and believes that the Diagnostics Transaction is in the best interests of Symbion Health shareholders. Accordingly, the directors of Symbion Health unanimously recommend that Symbion Health shareholders vote in favour of the Symbion Health Diagnostics Resolutions, in the absence of a Superior Proposal.

Each of the Symbion Health directors intends to vote all of the Symbion Health shares they own or control in favour of the Symbion Health Diagnostics Resolutions, in the absence of a Superior Proposal.

Shareholders should note that, under the Diagnostics Transaction Implementation Deed, the Symbion Health directors have the right to change their recommendation, and Symbion Health has the right to terminate the Diagnostics Transaction Implementation Deed if the Healthscope VWAP is less than $5.30. In this event, the Symbion Health directors may not vote the Symbion Health shares that they hold or control in favour of the Symbion Health Diagnostics Resolutions.

There are also other circumstances in which the directors of Symbion Health can adjourn the Symbion Health Diagnostics General Meeting or Symbion Health can terminate the Diagnostics Transaction Implementation Deed. Further information is set out at sections 2.3(c) and 2.3(l) of this document.

The Symbion Health directors as at 24 October 2007 are Mr Paul McClintock (Chairman), Mr Robert Cooke (Managing Director and Chief Executive Officer), Dr Ian Blackburne, Mr James Hall and Dr Christine Bennett.

(d) Symbion Health Independent Expert's Report for the Diagnostics Transaction

Ernst & Young, the independent expert appointed by Symbion Health, has concluded that the Diagnostics Transaction is fair and reasonable to Symbion Health shareholders. A copy of the Symbion Health Independent Expert's Report is set out in full in section 8 of this document.

In forming an opinion, the Symbion Health Independent Expert has considered:

- whether the value of the Diagnostics Businesses is higher or lower than the value of the consideration being offered by Healthscope for the Diagnostics Businesses;
- whether a premium for control is being offered and whether this is appropriate in the circumstances;
- other qualitative factors which it believes represent either advantages or disadvantages to Symbion Health shareholders;
- the likelihood of an alternative superior offer being made to Symbion Health shareholders for the Diagnostics Businesses; and
- the alternatives available to Symbion Health shareholders for the Diagnostics Businesses.

The Symbion Health Independent Expert has valued the equity in the Diagnostics Businesses at a value of between $1,238 and $1,398 million including a premium for control. The Symbion Health Independent Expert has valued the consideration being offered by Healthscope for the Diagnostics Businesses at $1,424 to $1,744 million. On this basis, the Symbion Health Independent Expert has determined that the value of the consideration being offered by Healthscope exceeds the value of the Diagnostics Businesses.

In addition to the valuation comparison outlined above, the Symbion Health Independent Expert has identified a number of other key matters which should be considered in evaluating the offer:

- contribution ratio - based on its analysis, the Symbion Health Independent Expert believes that the proportion of the Merged Group to be owned by Symbion Health shareholders is greater than the relative contribution made by Symbion Health shareholders to the Merged Group;
- synergy risk - in considering the value of the consideration offered by Healthscope, the Symbion Health Independent Expert placed a value on the synergies expected to be realised of between $564 million and $648 million. Failure to successfully realise the planned synergies could result in the scrip element of the consideration being worth less to Symbion Health shareholders;
- taxation - the taxation consequences of the Diagnostics Transaction will vary depending on the circumstances of each individual Symbion Health shareholder. These taxation consequences need to be borne in mind by Symbion Health shareholders in weighing up the advantages and disadvantages of the Diagnostics Transaction;
- tax rulings – there is currently some uncertainty in relation to the tax outcomes, pending rulings from the ATO. These rulings have the potential to materially impact the attractiveness of the Transactions to Symbion Health shareholders. The Symbion Health Independent Expert notes that the Transactions are unlikely to proceed in the absence of favourable rulings. The Symbion Health Independent Expert's opinions have been formed on the assumption that favourable rulings will eventuate. Were an unfavourable ruling be made by the ATO, the Symbion Health Independent Expert believes this would be likely to significantly alter the value of the consideration offered and the Symbion Health Independent Expert's opinion may change. Further details on the tax ruling process and likely outcome can be found in the responses to questions 40, 41 and 42 on pages 26 and 27 of this document;

- alternative offer - Primary Health Care remains a 20.0% shareholder in Symbion Health. Primary Health Care has expressed its interest in engaging with Symbion Health in relation to potential transactions. On 8 October 2007, Symbion Health received a proposal from Primary Health Care indicating an interest in acquiring selective Diagnostics assets. The Symbion Health Board considered Primary Health Care's approaches and, based on the information available, determined they were not in Symbion Health shareholders' interests. The Transactions make allowance for competing offers to be made to the Symbion Health Board by other parties. In the five months since the announcement of the Original Proposal on 1 May 2007 no formal offer has been received by Symbion Health from Primary Health Care, other than the letter referred to above, but there is nevertheless the possibility that a competing proposal may be received from Primary Health Care or other parties; and
- if the Diagnostics Transaction does not proceed and in the absence of an alternative bidder - the Symbion Health share price is likely to drop.

After considering all these factors, the Symbion Health Independent Expert has concluded that the Diagnostics Transaction is fair and reasonable to Symbion Health shareholders.

The Symbion Health Board agrees with the conclusion of the Symbion Health Independent Expert that the Diagnostics Transaction is fair and reasonable to Symbion Health shareholders.

The Symbion Health Independent Expert has valued the equity in the Diagnostics Businesses at a value of between $1,238 and $1,398 million (inclusive of a premium for control) and the value of the consideration being offered by Healthscope for the Diagnostics Businesses between $1,424 and $1,744 million (based on the value of a New Healthscope Share of between $5.00 and $6.19). It is important to note that these valuations are the views of the Symbion Health Independent Expert and are not necessarily the views of the Symbion Health Board.

The Symbion Health Board notes that the implied value of the consideration being offered by Healthscope for the Diagnostics Businesses (assuming a Healthscope VWAP of between $5.30 and $6.51 and valuing the New Healthscope Shares at the Healthscope VWAP) is between approximately $2.46 and $2.66 for each Symbion Health share,[1] which equates to between $1,598 and $1,729 million.

The Symbion Health Board also notes that if the Healthscope VWAP is less than $5.30, Symbion Health has (amongst other rights) the right (but not the obligation) to terminate the Diagnostics Transaction Implementation Deed (in which case the Diagnostics Transaction will not be implemented).

2.2 Risk factors for the Diagnostics Transaction

(a) Introduction

Key risks that may have a material adverse impact upon the implementation of the Diagnostics Transaction, the future performance of the Merged Group and the value of the New Healthscope Shares are described in this section. The risks identified in this section 2.2 are not exhaustive, and no assurances or guarantees of future performance, profitability of, or payment of dividends by, the Merged Group are given.

Symbion Health shareholders should be aware that an investment in the Merged Group has risks which are associated with investing in listed securities. The value of the New Healthscope Shares may rise above or fall below the Healthscope VWAP. The future dividends, value of the Merged Group's assets and the value or price of Healthscope shares quoted on ASX may be influenced by these and other risk factors.

Many of these factors are common to those affecting the current performance of Symbion Health and Healthscope. Some of the risks may be mitigated by the use of safeguards and appropriate systems and controls. However, many risks that may affect the Merged Group are outside the control of Symbion Health, Healthscope and the Merged Group.

There are also risks that will apply if the Diagnostics Transaction is implemented but the C&P Scheme is not implemented. These additional risks relating to Symbion Health remaining listed (but comprising only the C&P Businesses) are described in section 4.4(l).

This section 2.2 does not take into account the investment objectives, financial situation or particular needs of individual Symbion Health shareholders. It is important that Symbion Health shareholders carefully read this document in its entirety (particularly the risks set out in this section), consider their personal circumstances (including financial and taxation issues) and seek independent professional advice before deciding whether to vote in favour of the Transactions.

(b) General risk factors

As with any entity whose securities are listed on ASX, the operating and financial performance of the Merged Group and the value of Healthscope shares will be influenced by a variety of general business cycles and economic conditions. Changes in business and economic factors, such as interest rates, exchange rates, inflation, changes in national demographics, changes in government fiscal, monetary and regulatory policy in Australia and changes to accounting or financial reporting standards, can be expected to impact on the business of the Merged Group and the market price of Healthscope shares. Deterioration in general economic conditions may adversely affect the Merged Group's operating and financial performance.

Notes:

1. References in this document to an implied value of New Healthscope Shares of between approximately $2.46 and $2.66 assume that the Healthscope VWAP is between $5.30 and $6.51 and that the New Healthscope Shares are valued at a price equal to the Healthscope VWAP. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which New Healthscope Shares trade.

In addition, the price at which the Healthscope shares trade on ASX may be affected by a range of external factors over which Symbion Health, Healthscope and the Merged Group have no control. These risk factors include but are not limited to:

- the risk factors described above;
- variations in the local and global market for listed companies and for healthcare companies in particular;
- inclusion of the Merged Group in, or removal of the Merged Group from, major market indices; and
- recommendations by brokers and analysts.

These factors may cause the price of the Healthscope shares to fluctuate and trade below the Healthscope VWAP or historical market prices.

(c) Risk factors relating to the Diagnostics Transaction

There are a number of risks associated with the implementation of the Diagnostics Transaction and the integration of the businesses of the Merged Group.

(i) Taxation considerations

There are a number of conditions precedent to the Diagnostics Transaction in relation to taxation considerations. These include, but are not limited to, obtaining scrip for scrip roll-over relief for the Healthscope scrip consideration, and the availability of demerger roll-over relief for Symbion Health shareholders in respect of the Diagnostics Distribution. Symbion Health is seeking taxation rulings from the ATO in respect of the taxation considerations for the Diagnostics Transaction. There is a risk that the taxation rulings will not be received, or will result in unfavourable taxation consequences for Symbion Health shareholders. A detailed discussion of the taxation considerations is set out in section 6 of this document.

(ii) Cash consideration is dependent on implementation of C&P Scheme

If the Diagnostics Transaction is implemented but the C&P Scheme is not implemented, Symbion Health shareholders will only receive the New Healthscope Shares and retain their shares in Symbion Health which will then comprise only the C&P Businesses. Based on pro-forma financial information for the year ended 30 June 2007, assuming a 2007 pro-forma net debt/EBITDA (before securitisation charge) of 3.0x, Symbion Health C&P would have approximately $353 million of surplus debt capacity (assuming Diagnostics Completion had occurred on 30 June 2007).[1] Symbion Health C&P may consider using these funds to return capital to Symbion Health shareholders. However, there is also the possibility that the surplus debt capacity will be used to fund strategic acquisition opportunities for Symbion Health C&P, so there is no certainty that any cash will be returned to shareholders if only the Diagnostics Transaction is implemented.

(iii) Integration and synergy realisation risk

The long term success of the Merged Group, and in particular the ability to realise synergies between the 2 businesses, will depend, amongst other things, on the success of management in integrating the Diagnostics Businesses and Healthscope's businesses and the strength of management of the Merged Group.

There is no guarantee that Healthscope will be able to integrate the Diagnostics Businesses into its business successfully, or that synergies will be able to be realised at their estimated value or over the expected time period or at the implementation cost estimated in this document. There is a risk that the Merged Group's future profitability and prospects could be adversely impacted if successful integration is not achieved in an orderly and timely fashion.

For the purposes of preparing the pro-forma financial information for the Merged Group set out in section 4.3(i), Healthscope has estimated that almost $77 million[2] of annual cost synergies should be available by the third year following implementation of the Diagnostics Transaction (financial year 2010). The ability to achieve the estimated synergies on time and to their fullest extent is subject to a number of risks including:

- unforeseen difficulties or costs in the amalgamation of laboratory operations and other physical business locations as well as the closure and relocation of collection centres;
- unforeseen difficulties or costs in integration of information technology systems (including certain outsourced contracts) into Healthscope's in-house model;
- unforeseen difficulties or costs in the integration of accounting systems and processes;
- unforeseen difficulties or costs in extracting savings in relation to the procurement of consumables; and
- unforeseen difficulties or costs in extracting savings in relation to the integration of Healthscope's and the Diagnostics Businesses head offices.

Any failure by the Merged Group to achieve the level of estimated cost synergies[3], or delay in the timing for realisation of those synergies or higher

Notes:

1. Based on pro-forma financial information, including the average net debt and average securitisation balances for the year ended 30 June 2007, adjusted for the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007, and excluding any transaction costs incurred post 30 June 2007. The actual surplus debt capacity at Diagnostics Completion will depend on a number of factors including working capital balances at that time, cashflows of the Diagnostics Businesses between 30 June 2007 and Diagnostics Completion, the transaction costs associated with the implementation of the Revised Proposal and the unallocated corporate expenses incurred up until Diagnostics Completion.
2. According to the Healthscope Information, Healthscope has revised the estimate of cost synergies from $79 million per annum for the Original Scheme to $77 million per annum to reflect the impact of divestments that will be made as a result of the Previous ACCC Undertaking. Healthscope estimates that 100% of the total $77 million of cost synergies available will be achieved by 2010.
3. As set out in the Healthscope Information.

than anticipated implementation costs may have a material adverse effect on the financial performance and position, and future prospects, of the Merged Group.

(iv) Shareholder approval

The Symbion Health Diagnostics Resolutions only require the approval of holders of more than 50% of the total number of Symbion Health shares voted at the Symbion Health Diagnostics General Meeting. Primary Health Care announced on 22 October 2007 that it intended to vote its 20% shareholding against both the Diagnostics Transaction and the C&P Scheme, absent a material change in circumstances or in the structure of the Transactions. Symbion Health believes that Primary Health Care has retained the ability to change its voting intentions in a wide range of circumstances. Symbion Health also notes that Primary Health Care is able to sell its shares in Symbion Health to a third party who may vote in favour of the Symbion Health Diagnostics Resolutions. Even if Primary Health Care does vote against the Symbion Health Diagnostics Resolutions, Primary Health Care's 20% shareholding is unlikely to be sufficient to block the Diagnostics Transaction.

(v) Primary Health Care has commenced litigation in relation to the Transactions

On 26 October 2007, a wholly owned subsidiary of Primary Health Care commenced proceedings in the Federal Court of Australia in which it alleges that the Capital Reduction required to distribute New Healthscope Shares to Symbion Health shareholders as part of the Diagnostics Transaction does not comply with the requirements of the Corporations Act and that certain provisions of the Diagnostics Transaction Implementation Deed relating to exclusivity and break fees are not binding on Symbion Health because those arrangements entered into by Symbion Health were authorised by the Symbion Health directors, it is alleged, in breach of their duties under the Corporations Act. The Symbion Health Board believes that the Transactions being put to Symbion Health shareholders on the basis set out in this document are in compliance with the law and will vigorously defend any such litigation that Primary Health Care may commence. The Federal Court has ordered that a final hearing in these proceedings be held on 15 and 16 November 2007. Accordingly, it is anticipated that the outcome of these proceedings will be known prior to the Symbion Health Transaction Meetings.

(vi) There is a risk that Healthscope's integrated business model may not be well received by Symbion Health's medical professionals

Healthscope operates an integrated model which Symbion Health understands is intended to be continued by the Merged Group following the implementation of the Diagnostics Transaction. Whilst clinical independence is fundamental to this business model, there is a risk that some of Symbion Health's doctors, pathologists or radiologists perceive the model negatively, or choose to seek alternative employment. There is a risk that if such negative perceptions occur or a number of doctors, pathologists or radiologists decided to leave the Merged Group and replacements were not found in a timely manner, revenues for these businesses could decrease, which would have an adverse impact on the financial performance and position, and future prospects, of the Merged Group.

(vii) Loss of key personnel

The Diagnostics Businesses and Healthscope's businesses are dependent upon the continued performance and expertise of key personnel. There can be no assurance that the Merged Group will be able to retain these key personnel. The loss of key personnel may impact on the financial performance of the Merged Group.

(viii) Effects of change in control and Restructure Agreement on business contracts

Some of Symbion Health's business contracts contain clauses that may allow the counterparty to terminate the contract as a result of the change of ownership of the Diagnostics Businesses. Similarly, some of Healthscope's contracts may also contain clauses that may allow the counterparty to terminate the contract as a result of the issue of the New Healthscope Shares, or the distribution of those shares to Symbion Health shareholders by way of the Diagnostics Distribution.

In addition, the Restructure Agreement requires relevant members of the Symbion Health Group to use their best endeavours to novate certain relevant business contracts to Diagnostics Companies.

If the counterparty to any such contract were either to validly terminate the contract on the basis of the change of ownership of the Diagnostics Businesses, or to refuse to agree a novation of such a contract to a Diagnostics Company, this may have a material adverse effect on the financial performance of the Merged Group, depending on the materiality of the relevant contracts.

(ix) Increased financial risk

If the Diagnostics Transaction is implemented, the Merged Group is expected to have a higher exposure to debt funding than Symbion Health currently has on a standalone basis. This will increase the exposure of former Symbion Health shareholders that become holders of Healthscope shares to changes in interest rates, the risk of default on loans and therefore the Merged Group's financial performance.

(x) Fair value accounting

In accounting for the Diagnostics Transaction, Healthscope will need to perform a fair value assessment of all of the assets, liabilities and contingent liabilities of the Diagnostics Businesses, which will include the identification and valuation of intangible assets and depreciation. As a result of this fair value assessment and depreciation, the Merged Group's depreciation and amortisation charges are likely to differ from the depreciation and amortisation charges of Healthscope and the Diagnostics Businesses as separate businesses, which may have an impact on the financial performance of the Merged Group.

(xi) Volatility of the share price of the Merged Group

Under the Diagnostics Transaction, Healthscope will issue a significant number of New Healthscope Shares (between 266 million and 302 million[1]),

Notes:

1. Assumes that the Healthscope VWAP is between $5.30 and $6.51. The actual number of New Healthscope Shares that will be issued will depend on the Healthscope VWAP.

which is more than double the number of Healthscope shares currently on issue.

Some Symbion Health shareholders may not wish to continue to hold New Healthscope Shares and may wish to sell them on market. In addition, the Nominee will have the New Healthscope Shares attributable to Ineligible Overseas Shareholders distributed to it and will sell them as soon as reasonably practicable after the Diagnostics Completion Date (see section 2.4(c)). If such sales occur on market and are substantial, there may be an over-supply of New Healthscope Shares which may exert downward pressure on the market price of Healthscope shares.

In any event, there is no guarantee regarding the future market price of Healthscope shares. Future market prices may be either above or below the Healthscope VWAP.

(d) Risk factors associated with the businesses of the Merged Group

The risks outlined in this section relate to the industries and businesses of Healthscope, the Diagnostics Businesses and therefore the Merged Group, but not Symbion Health's C&P Businesses. Risk factors relating to the C&P Businesses are detailed in section 4.4(l). Symbion Health shareholders are already exposed to some of these risks to the extent that they relate to Symbion Health's existing industries and businesses. Symbion Health shareholders are not currently exposed to risks of operating hospitals, but will be exposed to Healthscope's hospitals business if the Diagnostics Transaction is implemented.

The past performance of Symbion Health and Healthscope is not necessarily representative of the future performance of the Merged Group or the value of the Healthscope shares.

The New Healthscope Shares carry no guarantee in respect of profitability, dividends, return of capital or the price at which they will trade on ASX. There can be no assurance that the Merged Group will achieve its stated objectives, that forecasts will be met or that forward looking statements will be realised.

(i) Government policy and regulation

There are a number of Federal and State policies and regulations that, if changed, may have a material impact on the financial and operational performance of the Merged Group.

The risks relating to these policies and regulations to the Merged Group's pathology and diagnostic imaging businesses include:

- changes to the nature and extent of the regulation or licensing systems could result in a change in industry structure, which could adversely impact the growth opportunities for and profitability of these businesses;
- if industry volumes grow above the 5% capped rate in the pathology and diagnostic imaging markets there is a risk the government may implement a price reduction, which could impact on the profitability per test or examination, leading to an overall reduction in profitability of these businesses; and
- as the pathology and diagnostics imaging business segments are heavily dependent on funding agreements between industry associations and the Australian Federal Government, if new funding agreements between the Federal Government and industry associations are not effected when the existing agreements expire, or adverse changes are made to the existing agreements, the profitability of these businesses could be adversely impacted. The current diagnostic imaging agreement expires in June 2008 and the current pathology agreement expires in June 2009.

The risks relating to these policies and regulations to the hospitals business of the Merged Group include:

- changes to the Federal Government initiatives which promote private health insurance and encourage health fund membership, including the health insurance rebate and lifetime health cover;
- changes to regulations relating to health funds which presently restrict the level of premium increases and regulate the scope of coverage;
- changes to private hospital licensing policy which could have the effect of reducing the barriers to entry and exposing Healthscope to increased competition and additional compliance costs;
- medical negligence legislation which if changed may expose the Merged Group to increased claim costs;
- policy direction changes to State owned public hospitals which encourages them to compete with private hospitals for private patients, and also to compete with private pathology providers; and
- changes to the Medicare regime, including any reduction of Medicare rebates for pathology services.

In addition, the Merged Group may become subject to other regulations which could increase the regulatory and compliance obligations of the Merged Group. Any new regulatory restrictions or changes in government attitudes or policies in relation to any or all of the existing regulatory excess may adversely impact on the financial performance and position, and future prospects, of the Merged Group.

(ii) Licences

Hospitals and pathology laboratories are required to be licensed under various legislation. These licences are generally subject to regular review, and are subject to revocation in certain circumstances. Hospitals in Australia, and pathology laboratories in Australia, New Zealand and Singapore, cannot operate without a valid licence. If the Merged Group is unable to secure licences for the operation of its hospitals and pathology laboratories (where licences are required) in the future, or if any of its existing hospital or pathology laboratory licences are adversely amended or revoked, this may adversely impact on the financial performance and position, and future prospects, of the Merged Group.

(iii) Competition

The Merged Group will operate in markets with established competitors.

There is a risk that the actions of existing or future competitors may have a material adverse effect on the Merged Group's ability to implement its plans and on the Merged Group's businesses, financial performance and position, and future prospects.

(iv) Continued slow growth in general practitioner attendances

The growth in general practitioner attendances in Australia has slowed over the last 12 months. Continued slow growth in general practitioner attendances could decrease the number of pathology and diagnostic imaging referrals from general practitioners, resulting in corresponding slow growth in these industries, which could reduce the profitability of the Merged Group's pathology and diagnostic imaging businesses and have an adverse impact on the financial performance and position, and future prospects, of the Merged Group.

(v) Medical profession salaries and wages pressure

There is a shortage of medical professionals across some areas of medicine. This in turn increases the bargaining power of medical professionals and can lead to upward pressure on applicable wages and salaries in areas of revenue growth. If this shortage were to continue or was enhanced, this may adversely impact the cost structure and profitability of the pathology, medical centres and diagnostic imaging businesses of the Merged Group, which may in turn have an adverse impact on the financial performance and position, and future prospects, of the Merged Group.

(vi) Relationships with health funds

The majority of private hospital revenue is derived from health funds. Failure to reach a satisfactory commercial relationship with a key health fund has the potential to impact on the financial and operational performance of the Merged Group. In addition, if the participation rate in private health insurance declines, this may also have an adverse impact on the financial performance and position, and future prospects, of the Merged Group.

(vii) Relationships with doctors

Doctors have the ability to impact a patient's selection of hospitals, pathology practices and services, and diagnostic imaging practices and services. Therefore, the Merged Group's future financial performance is heavily reliant on doctors for demand for the Merged Group's services. There is no guarantee that doctors will continue to refer their patients to the Merged Group's hospitals or pathology and diagnostic imaging practices.

Further, the performance of doctors directly affects the profitability of hospitals and pathology and diagnostic imaging practices through the numbers and types of patients doctors treat, the time doctors take per procedure, their consumption of supplies and their decision as to when to discharge a patient. If doctors do not continue to refer their patients to the Merged Group's hospitals and pathology or diagnostic imaging services, or refer fewer patients, this would have an adverse impact on the financial performance and position, and future prospects, of the Merged Group.

(viii) Reliance on nursing

The most significant cost in hospital operations is nursing labour. Due to a shortage of nurses in certain geographic regions, there is enhanced competition to recruit and retain nursing staff which also causes additional upward pressure on nursing costs. Should these labour costs be larger than anticipated this may adversely impact on the financial performance and operations of the Merged Group.

(ix) Industrial relations

Many of Symbion Health's and Healthscope's employees are covered by enterprise bargaining agreements and other workplace agreements, which periodically require renegotiation and renewal. Disputes may arise in the course of such renegotiations which may lead to strikes or other forms of industrial action that could disrupt the Merged Group's operations. Further, any such renegotiation could result in increased labour costs for the Merged Group. If any of these events occur, it may adversely impact on the financial performance and position, and future prospects, of the Merged Group.

(x) Reliance on key suppliers

There are several key suppliers who provide medical supplies, consumables and equipment to the Diagnostics Businesses and Healthscope. If any of these key suppliers terminated their supply arrangements with the Merged Group there could be a disruption cost to the business. In addition, new supply arrangements may be on less favourable terms and conditions than those presently in place.

(xi) Insurance

Insurance is maintained within ranges of coverage consistent with industry practice. However, no assurance can be given that such insurance will be available in the future on commercially reasonable terms or that any cover will be adequate and available to cover any or all claims.

(xii) Medical indemnity claims and costs

Healthcare companies, and particularly those with hospital businesses, are exposed to the risk of medical indemnity claims and litigation. Current or former patients may, in the normal course of business, commence or threaten litigation for medical negligence against the Merged Group. Subject to the medical indemnity insurance arrangements which the Merged Group has in place at the relevant time, future medical malpractice litigation, or threatened litigation, against the Merged Group could have an adverse impact on the financial performance and position, and future prospects, of the Merged Group.

The risks described above are mitigated to a certain extent by applicable insurance arrangements. Nevertheless, if the costs of such insurance were to rise (which may occur if the frequency of medical malpractice litigation were to increase or as a result of other factors), this could also have an adverse impact on the financial performance and position, and future prospects, of the Merged Group.

(xiii) Other commercial risks

There are a number of general commercial risks that could adversely affect the Merged Group's financial performance and position or future prospects, including, but not limited to the following:

- litigation;
- risks associated with development projects, including cost overruns, and delays in revenues flowing from proposed developments;
- the operating performance of the Merged Group's hospitals, pathology laboratories and diagnostic imaging businesses falling materially outside that on which assumptions are based;
- risks associated with the Merged Group's ability to attract and retain qualified personnel;
- development of new services or technology in competition with the Merged Group's operations;
- the level of market acceptance for the services provided by the Merged Group;
- technological change relating to the Merged Group's information systems;
- loss of accreditation for the Merged Group's operations causing the loss of contracts or market share; and
- other causes of interruption.

2.3 Implementation of the Diagnostics Transaction

(a) Steps to implement

The key steps required in order to complete the Diagnostics Transaction are set out below.

(i) Healthscope shareholders approve the Healthscope Resolutions at the Healthscope General Meeting (scheduled to be held at 9.00 am on Friday, 30 November 2007).

(ii) Symbion Health shareholders approve the Symbion Health Diagnostics Resolutions at the Symbion Health Diagnostics General Meeting (scheduled to be held at 10.30 am on Friday, 30 November 2007).

(iii) The Restructure Agreement is entered into by all the parties to it.

(iv) Symbion Health shares are scheduled to trade ex the Capital Reduction and Diagnostics Transaction Dividend on Monday, 3 December 2007.

(v) The Symbion Health shareholders entitled to participate in the Diagnostics Distribution will be determined on the Diagnostics Record Date, which is expected to be Friday, 7 December 2007.

(vi) All other conditions precedent in clause 4.1 of the Diagnostics Transaction Implementation Deed are satisfied or waived.

(vii) Symbion Health then sells all the shares in SH Holdings to Healthscope and Healthscope acquires all the shares in SH Holdings in consideration for the issue of New Healthscope Shares to Symbion. This is expected to occur on Wednesday 12 December 2007.

(viii) Symbion Health then makes the Diagnostics Distribution on Wednesday 12 December 2007. Transaction confirmation statements in respect of the New Healthscope Shares will be despatched to Symbion Health Shareholders.

(ix) Trading in New Healthscope Shares starts on Thursday 13 December 2007.

These steps are considered in further detail below.

(b) Dates and timing

All dates referred to in this section 2.3 are indicative only.

The actual timetable will depend upon the time at which the conditions precedent to the Diagnostics Transaction are satisfied, or (if applicable) waived. Further details of the conditions precedent are set out in section 2.3(j) of this document.

Symbion Health has the right to vary any or all of the dates and times set out in this section 2.3, subject to the approval of such variation by ASX or Healthscope, where required.

Any changes to the dates referred to in this section will be announced through ASX and notified on Symbion Health's website.

(c) Symbion Health Diagnostics General Meeting and Symbion Health Diagnostics Resolutions

Symbion Health shareholders will be asked to vote on the Symbion Health Diagnostics Resolutions at the Symbion Health Diagnostics General Meeting scheduled to be held at 10.30 am on Friday, 30 November 2007 at The River Room, Level 1, Crown Towers, 8 Whiteman Street, Southbank, Victoria. The notice convening that meeting is set out in Annexure E to this document.

At the Symbion Health Diagnostics General Meeting, Symbion Health shareholders will be asked to consider and, if thought fit, vote on the Symbion Health Diagnostics Resolutions which will enable the Diagnostics Transaction to be implemented. In order for the Diagnostics Transaction to be implemented, the Symbion Health Diagnostics Resolutions must be approved by a majority of shareholders voting on the Symbion Health Diagnostics Resolutions.

The Symbion Health Diagnostics Resolutions are as follows:

(i) an:

A. ordinary resolution of Symbion Health shareholders approving the Capital Reduction for the purposes of section 256C(1) of the Corporations Act; and

B. ordinary resolution of Symbion Health shareholders approving the process by which the New Healthscope Shares otherwise attributable to Ineligible Overseas Shareholders will be sold and the proceeds of sale distributed to Ineligible Overseas Shareholders; and

(ii) any other approvals required by law, the Listing Rules, ASIC or ASX of Symbion Health shareholders reasonably considered by Symbion Health as necessary in order to implement the Diagnostics Transaction.

Symbion Health has the right to adjourn, postpone or otherwise delay the Symbion Health Diagnostics General Meeting (or to hold the Symbion Health Diagnostics General Meeting, and adjourn that meeting once it has been opened) in the following circumstances on or following 5:00 pm on the day which is 5 Business Days before the date on which the Symbion Health Diagnostics General Meeting is scheduled to be held (which is currently expected to be Friday, 30 November 2007):

(i) any of the conditions precedent in clauses 4.1(b) (Healthscope Resolutions), 4.1(c) (Regulatory Approvals and Modifications), 4.1(l) (no restraints), 4.1(m) (ATO ruling), 4.1(n) (ATO private ruling), 4.1(o) (quotation of Healthscope shares), 4.1(p) (Symbion Health Diagnostics Independent Expert's Report) or 4.1(s) (Healthscope Diagnostics Independent Expert's Report), of the Diagnostics Transaction Implementation Deed have not been satisfied or, where possible, waived in accordance with the terms of the Diagnostics Transaction Implementation Deed before the date on which the Symbion Health Diagnostics General Meeting has been scheduled to be held;

(ii) Healthscope has not obtained the confirmation in writing from the ACCC that it does not intend to oppose the Diagnostics Transaction (as described in section 2.3(k));

(iii) a Competing Proposal has been communicated to Symbion Health;

(iv) Healthscope is in breach of the Diagnostics Transaction Implementation Deed; or

(v) Healthscope has postponed, adjourned or otherwise delayed the Healthscope General Meeting.

Symbion Health also has the right to adjourn, postpone or otherwise delay the Symbion Health Diagnostics General Meeting (or to hold the Symbion Health Diagnostics General Meeting and adjourn that meeting once it has been opened) on or following 7:00 pm on the day which is 2 Business Days before the date on which the Symbion Health Diagnostics General Meeting has been scheduled to be held (which is currently expected to be Friday, 30 November 2007), if the Symbion Health Board, acting reasonably, has formed the view that the Healthscope VWAP is, or is likely to be, less than $5.30.

(d) Summary of Healthscope Resolution and meeting requirements

Healthscope is required to take all steps reasonably necessary to obtain the approval of Healthscope shareholders to the Healthscope Resolutions which are:

(i) an ordinary resolution of Healthscope shareholders for the purposes of approving the issue of the New Healthscope Shares for the purposes of Listing Rule 7.1 in accordance with the requirements of ASX and the Listing Rules; and

(ii) an ordinary resolution of Healthscope shareholders approving the acquisition of any relevant interest in Healthscope shares by Symbion Health or (if applicable) Healthscope in relation to the Diagnostics Transaction for the purposes of, and in accordance with, section 611, item 7 of the Corporations Act,

and any other approvals required by law, the Listing Rules, ASIC or ASX reasonably necessary in order to implement the Diagnostics Transaction.

Healthscope is required to convene the Healthscope General Meeting for the purposes of voting on these resolutions. The Healthscope General Meeting is currently expected to take place at 9.00 am on Friday, 30 November 2007.

Completion of the Diagnostics Transaction Implementation Deed, and therefore implementation of the Diagnostics Transaction, is conditional upon Healthscope shareholders approving the Healthscope Resolutions at the Healthscope General Meeting.

(e) Restructuring

In order to ensure that the relevant assets and employees of the Symbion Health Group are owned or employed by the companies which will carry on the Diagnostics Businesses, the Consumer Businesses and the Pharmacy Businesses after the Diagnostics Completion Date (to the extent that they are not already in an appropriate operating Subsidiary,) Symbion Health and certain other Subsidiaries of Symbion Health must execute the Restructure Agreement to transfer the relevant assets and employees to effect this separation.

The execution of this Restructure Agreement by all of the parties to it (being Symbion Health and certain of its Subsidiaries) is a condition precedent to completion of the Diagnostics Transaction.

Further information about the Restructure Agreement is contained in section 5.21(d) of this document.

(f) Recapitalisation

Completion of certain of the Recapitalisation Steps is a condition precedent to the implementation of the Diagnostics Transaction and the C&P Scheme. Before the sale of the shares in SH Holdings (the Symbion Health Subsidiary that owns the Diagnostics Businesses) to Healthscope can occur, there is a requirement that SH Holdings repay all outstanding indebtedness to Symbion Health (**"Intercompany Debt"**) on Diagnostics Completion.

Pursuant to the Recapitalisation Steps, Healthscope will provide a loan facility directly to SH Holdings of an amount that will enable SH Holdings to fully repay the Intercompany Debt so that the Diagnostics Transaction can proceed. Under that facility, Healthscope will issue the Promissory Note, which SH Holdings will then assign to Symbion Health. On Diagnostics Completion, the conditions to draw down of the Promissory Note will be satisfied and Symbion Health would draw down the face value of the Promissory Note resulting in full repayment of the Intercompany Debt.

Symbion Health will use some of the proceeds generated from the Recapitalisation Steps to settle certain external loan commitments with its lending syndicate, and will retain any excess funds.

Based on pro-forma financial information for the year ended 30 June 2007, assuming a 2007 pro-forma net debt/EBITDA (before securitisation charge) of 3.0x, Symbion Health C&P would have approximately $353 million of surplus debt capacity (assuming Diagnostics Completion had occurred on 30 June 2007).[1] Symbion Health C&P may consider using these funds to return capital to shareholders or to fund strategic acquisition opportunities.

In the event that the Diagnostics Transaction and the C&P Scheme are both implemented, Symbion Health and the IAC Consortium have agreed that Symbion Health will loan cash generated from the Recapitalisation Steps (after repayment of the Symbion Health Group's external debt)[2] to Lantern to enable it to finance part of the consideration it is required to pay to Symbion Health shareholders under the C&P Scheme under the Symbion Health-Lantern Loan Agreement. Based on pro-forma financial information for the year ended 30 June 2007, the loan amount would be approximately $440 million[3] (assuming Diagnostics Completion had occurred on 30 June 2007). This is subject to approval by Symbion Health shareholders of the Symbion Health Financial Assistance Resolution at the C&P General Meeting.

(g) Diagnostics Record Date and determination of persons entitled to the distribution of New Healthscope Shares

Symbion Health shareholders will be entitled to participate in the Diagnostics Distribution if they are registered as the holders of Symbion Health shares on the Diagnostics Record Date. The Diagnostics Record Date is 7.00 pm on the date which is 5 Business Days after the date of the Symbion Health Diagnostics General Meeting, and is currently expected to be 7.00 pm on Friday, 7 December 2007.

For the purposes of establishing which Symbion Health shareholders will be entitled to participate in the Diagnostics Distribution, dealings in Symbion Health will be recognised by Symbion Health provided that:

- in the case of dealings of the type to be effected on CHESS, the transferee is registered in the Symbion Health Share Register as the holder of the relevant Symbion Health shares on or before the Diagnostics Record Date; or
- in all other cases, registrable transfers or transmission applications in respect of those dealings are received at the place where the Symbion Health Share Register is kept before 5.00 pm on the day on which the Diagnostics Record Date occurs (in which case Symbion Health must register such transfers before the Diagnostics Record Date).

Symbion Health will not accept for registration, or recognise for the purpose of establishing which Symbion Health shareholders will be entitled to participate in the Diagnostics Distribution, any transmission application or transfer in respect of Symbion Health shares received after the times contemplated above.

(h) Diagnostics Completion Date

The Diagnostics Completion Date is expected to be the date which is 8 Business Days after the Symbion Health Diagnostics Resolutions and the Healthscope Resolutions are approved by the requisite majorities of shareholders. This is expected to be Wednesday 12 December 2007. On the Diagnostics Completion Date:

(i) Symbion Health will sell, and Healthscope will purchase, all the shares in SH Holdings on the terms and conditions of the Diagnostics Sale and Purchase Agreement;

(ii) in consideration for the sale and purchase of those shares, Healthscope will issue the New Healthscope Shares to Symbion Health; and

(iii) Symbion Health will implement the Diagnostics Distribution.

(i) Distribution date for New Healthscope Shares/First Date of trading in Healthscope shares

The New Healthscope Shares will commence trading on the business day after the Diagnostics Completion. Trading is expected to commence on Thursday, 13 December 2007.

The New Healthscope Shares will be distributed to Symbion Health

Notes:

1. Based on pro-forma financial information, including the average net debt and average securitisation balances for the year ended 30 June 2007, adjusted for the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007, and excluding any transaction costs incurred post 30 June 2007. The actual debt capacity at Diagnostics Completion will depend on a number of factors including working capital balances at that time, cashflows of the Diagnostics Businesses between 30 June 2007 and Diagnostics Completion, the transaction costs associated with the implementation of the Revised Proposal and the unallocated corporate expenses incurred up until Diagnostics Completion.
2. Excluding Symbion Health's working capital requirements and debtors securitisation facility associated with the C&P Businesses.
3. Based on pro-forma financial information, including average net debt and average securitisation balances for the year ended 30 June 2007, adjusted for the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007, and excluding any transaction costs incurred post 30 June 2007. The actual amount will depend on a number of factors including working capital balances at that time, cashflows of the Diagnostics Businesses between 30 June 2007 and Diagnostics Completion, the transaction costs associated with the implementation of the Revised Proposal, and the unallocated corporate expenses incurred up until Diagnostics Completion.

shareholders by way of the Diagnostics Distribution, which is expected to occur on Wednesday, 12 December 2007.

As Symbion Health shares are scheduled to trade 'ex' the Capital Reduction and Diagnostics Transaction Dividend from Monday, 3 December 2007, and the New Healthscope Shares are scheduled to commence trading on a normal settlement basis from Thursday, 13 December 2007, Healthscope will apply to the ASX for approval for the New Healthscope Shares to trade on a conditional and deferred settlement basis during the period 3 to 12 December 2007. Symbion Health will also apply to ASX for approval for Symbion Health shares to trade on a conditional and deferred settlement basis during the same period. If the ASX approves those applications on terms satisfactory to Healthscope and Symbion Health, Healthscope and Symbion Health will make announcements to the ASX to that effect (including the terms and conditions that would apply to any conditional market the ASX may provide). Any person who trades in Symbion Health shares or New Healthscope Shares on any such conditional market would do so at their own risk, and Healthscope and Symbion Health disclaim all liability for any loss that any person may suffer as a result of any such trading.

It is the responsibility of each Symbion Health shareholder to determine their entitlement to New Healthscope Shares under the Diagnostics Distribution before trading those shares to avoid the risk of selling shares that they do not own.

(j) Key conditions precedent

In addition to certain customary conditions precedent relating to certain prescribed occurrences, representations and warranties, material adverse changes to the business of Symbion Health or Healthscope and restraints, the following key conditions precedent need to be satisfied or waived before the Diagnostics Transaction Implementation Deed can be completed:

(i) Symbion Health and Healthscope shareholder approvals

In order to implement the Diagnostics Transaction Symbion Health must obtain the approval of its shareholders to the Symbion Health Diagnostics Resolutions and Healthscope must obtain the approval of its shareholders to the Healthscope Resolutions.

These conditions precedent will, or will not be, satisfied at the Symbion Health Diagnostics General Meeting and the Healthscope General Meeting (respectively).

(ii) Recapitalisation Steps

Certain Recapitalisation Steps are required to be taken by the parties before 11:59 pm on the day before completion of the Diagnostics Transaction. These steps, largely within the control of either Healthscope or Symbion Health, are described in section 5.21(f) of this document.

(iii) Restructuring

In order to ensure that the relevant assets and employees of the Symbion Health Group are owned or employed by the companies which will carry on the Diagnostics Businesses, the Consumer Businesses and the Pharmacy Businesses after the Diagnostics Completion Date (to the extent that they are not already in an appropriate operating Subsidiary,) Symbion Health and certain other Subsidiaries of Symbion Health must execute the Restructure Agreement to transfer the relevant assets and employees to effect this separation. The Restructure Agreement is described in section 5.21(d) of this document.

(iv) Tax rulings

Symbion Health has lodged an application for a class ruling with the ATO. This ruling will confirm whether demerger roll-over relief will be available for Symbion Health shareholders and that the ATO will not seek to apply specific anti-avoidance rules to Symbion Health shareholders participating in the Diagnostics Transaction.

Symbion Health has also lodged an application for private ruling with the ATO seeking confirmation that Symbion Health will be entitled to utilise scrip for scrip roll-over relief in respect of all of the capital proceeds received by Symbion Health on the transfer of shares in SH Holdings to Healthscope.

(v) S&P/ASX 200

The S&P/ASX 200 must not be 15% or more below its level as at the close of trading on 28 May 2007, at the close of trading on any 5 Trading Days during the Healthscope VWAP Period.

(k) ACCC approval

(i) Provisions in the Diagnostics Transaction Implementation Deed relating to ACCC approval of the Diagnostics Transaction

There is no condition precedent in the Diagnostics Transaction Implementation Deed in relation to the ACCC authorising or approving the Diagnostics Transaction. However, if the ACCC was to form the view that the Diagnostics Transaction was likely to lead to a substantial lessening of competition, the ACCC could take action in the Federal Court to prevent Healthscope from proceeding with the Diagnostics Transaction or could seek an undertaking from Healthscope that it will not proceed with the Diagnostics Transaction.

Under the Diagnostics Transaction Implementation Deed, Healthscope is required:

- to seek a variation of the Previous ACCC Undertaking to enable Healthscope to acquire the Diagnostics Businesses under the Diagnostics Transaction; and
- if such a variation to the Previous ACCC Undertaking is not forthcoming, seek informal clearance of the Diagnostics Transaction from the ACCC,

and inform Symbion Health about its efforts to do so. Healthscope must provide any necessary undertakings to the ACCC in order to obtain ACCC clearance, both in relation to the behaviour of the Merged Group and in relation to divesting certain businesses, or parts of businesses (unless those undertakings would have an ACCC Undertaking Effect, as described below).

If the financial impact of any undertakings necessary to obtain formal clearance from the ACCC would, or would be reasonably likely to, exceed a specified threshold, either Healthscope or Symbion Health may terminate the Diagnostics Transaction Implementation Deed. This threshold is referred to as an ACCC Undertaking Effect. In addition if Healthscope has not obtained written confirmation from the ACCC that it does not propose to oppose the Diagnostics Transaction by the date which is 5 Business Days before the Symbion Health Diagnostics General Meeting, Symbion Health may postpone the Symbion Health Diagnostics General Meeting.

Symbion Health may terminate the Diagnostics Transaction Implementation Deed if the variation of the Previous ACCC Undertaking has not been agreed to by the ACCC, and Healthscope has not obtained written confirmation from the ACCC prior to 11.59 pm on Tuesday, 11 December 2007 (being the Business Day before the expected completion date for the Diagnostics Transaction Implementation Deed), that it does not propose to oppose the Diagnostics Transaction. Symbion Health would also have the right to terminate the Diagnostics Transaction Implementation Deed if the ACCC makes or gives notice that it intends to make an application for an injunction to prohibit, make illegal, materially restrict or prevent the completion of the Diagnostics Transaction. If the ACCC was to obtain a court injunction to prevent completion of the Diagnostics Transaction, the condition precedent to the Diagnostics Transaction relating to regulatory restraints would not be satisfied and the Diagnostics Transaction may not proceed.

A break fee is payable by Healthscope to Symbion Health in certain circumstances connected with the ACCC approval process. These circumstances are described in section 2.3(m) of this document.

An "**ACCC Undertaking Effect**" will be taken to occur if the amount determined by the following formula:

$(A \times 0.30) - (0.1575 \times A) + B$

is greater than $10 million, where:

> A is the annual revenue of the Merged Group which is reasonably expected would be lost by the Merged Group as a result of the divestment of any businesses which are required to be divested pursuant to the undertakings; and
>
> B is the amount by which the total annual synergy benefits which (as at the date of the Diagnostics Transaction Implementation Deed) were expected to be realised in the third year after the implementation of the Diagnostics Transaction (financial year 2010), would be reduced, or would be reasonably likely to be reduced as a result of the divestment of any businesses which are required to be divested pursuant to the undertakings.

(ii) Status of ACCC approval

On 15 August 2007, Healthscope gave and the ACCC accepted the Previous ACCC Undertaking under which Healthscope had agreed to divest certain Symbion Health and Healthscope pathology assets involving revenues of approximately $34 million if the Original Scheme was implemented. These Symbion Health and Healthscope pathology assets are located in Benalla, Gippsland and Wangaratta in north-eastern Victoria and Albury in southern New South Wales.

On 25 October 2007:

- Healthscope provided, and the ACCC accepted, the ACCC Undertaking, which incorporates certain amendments to the form of the Previous ACCC Undertaking to reflect the form of the Diagnostics Transaction, but is otherwise substantially the same as the Previous ACCC Undertaking. As was the case with the Previous ACCC Undertaking, the ACCC Undertaking does not have an ACCC Undertaking Effect. After acceptance of the ACCC Undertaking by the ACCC, the Previous Undertaking was withdrawn;
- Symbion Health provided, and the ACCC accepted, an undertaking to the ACCC:

(i) not to prevent or hinder compliance with the ACCC Undertaking by Healthscope in the period between the issue of the New Healthscope Shares and the completion of the Diagnostics Distribution; and

(ii) not to exercise any voting rights in respect of the New Healthscope Shares prior to the Diagnostics Distribution proceeding; and

- on the basis of the ACCC Undertaking, the ACCC confirmed to Healthscope that it did not intend to intervene in the Diagnostics Transaction

(l) Termination of the Diagnostics Transaction Implementation Deed

This section contains a summary of the terms of the Diagnostics Transaction Implementation Deed, which is set out in full in Annexure A to this document.

The Diagnostics Transaction Implementation Deed may be terminated in certain circumstances before completion of the Diagnostics Transaction. If it is terminated, neither the Diagnostics Transaction nor the C&P Scheme will proceed.

The termination rights of each of Symbion Health and Healthscope set out in full in the Diagnostics Transaction Implementation Deed, a copy of which is in Annexure A to this document.

(i) Termination by either party

The circumstances in which either party may terminate the Diagnostics Transaction Implementation Deed include if:

A. a condition precedent which is for the benefit of that party becomes incapable of satisfaction or has not been satisfied or waived before 28 February 2008, and the parties are unable to reach agreement as to whether the Transactions could be structured by alternative means or whether the time period for satisfaction of that condition can be extended;

B. the other party is in a material breach of the warranties it has given under the Diagnostics Transaction Implementation Deed, and the circumstances giving rise to the breach have not been remedied within the requisite time period;

C. the ACCC requires undertakings to be given by Healthscope in order for the ACCC to provide informal clearance of the Transactions and the financial impact of those undertakings would result in, or be reasonably likely to result in, an ACCC Undertaking Effect; or

D. the Diagnostics Transaction has not completed by 5.00 pm on 28 February 2008.

(ii) Termination by Symbion Health

The circumstances in which Symbion Health may terminate the Diagnostics Transaction Implementation Deed include if:

A. a Healthscope Prescribed Occurrence or Healthscope Material Adverse Change occurs (as defined in the Diagnostics Transaction Implementation Deed) and, where relevant, the circumstances giving rise to the prescribed occurrence or material adverse change have not been remedied within the requisite time period;

B. the Symbion Health Board publicly changes or withdraws its recommendation in certain circumstances, or recommends a Superior Proposal;

C. a Healthscope director publicly changes their recommendation in relation to the Diagnostics Transaction or recommends any Superior Healthscope Proposal;

D. Healthscope is in material breach of certain of its obligations or warranties under the Diagnostics Transaction Implementation Deed and the circumstances giving rise to the breach have not been remedied within the requisite time period;

E. the Healthscope VWAP is less than $5.30;

F. Healthscope has not obtained either a variation of Previous ACCC Undertaking from the ACCC or written confirmation from the ACCC that the ACCC does not intend to oppose the Diagnostics Transaction by 11.59 pm on Tuesday, 11 December 2007 (being the date before the expected completion of the Diagnostics Transaction Implementation Deed); or

G. the ACCC makes, or gives notice that it intends to make, an application for an injunction to prohibit, make illegal or materially restrict the completion of the Diagnostics Transaction or any of the documents which underlie the Diagnostics Transaction; or

H. Completion of the Diagnostics Transaction does not take place by 28 February 2008 because of any restraint or prohibition on the distribution of the New Healthscope Shares.

(iii) Termination by Healthscope

The circumstances in which Healthscope may terminate the Implementation Deed include if:

A. a Symbion Health Prescribed Occurrence or Symbion Health Material Adverse Change occurs (as defined in the Diagnostics Transaction Implementation Deed) and, in relation to certain events, the circumstances giving rise to the prescribed occurrence or material adverse change have not been remedied within the requisite time period;

B. a Symbion Health director publicly changes their recommendation in relation to the Diagnostics Transaction or recommends a Superior Proposal;

C. the Healthscope Board publicly changes or withdraws its recommendations in certain circumstances or publicly recommends any Superior Healthscope Proposal;

D. Symbion Health is in material breach of certain of its obligations or warranties and, in relation to certain breaches, the circumstances giving rise to the breach have not been remedied within the requisite time period; or

E. Completion of the Diagnostics Transaction does not take place by 28 February 2008.

(m) Exclusivity and break fees

This section contains a summary of certain terms of the Diagnostics Transaction Implementation Deed, which is set out in full in Annexure A to this document.

Exclusivity

(i) Symbion Health has agreed that, until the earlier of the completion of the Diagnostics Transaction, termination of the Diagnostics Transaction Implementation Deed or 28 February 2008, it will not (except with the prior written consent of Healthscope):

A. solicit or invite any Competing Proposal or expression of interest which may lead to a Competing Proposal, or initiate discussions with a Third Party which may reasonably be expected to lead to a Competing Proposal; or

B. participate in any negotiations in relation to a Competing

Proposal or which may reasonably be expected to lead to a Competing Proposal, or provide any information to a Third Party to enable that person to make an offer or proposal which may reasonably be expected to lead to a Competing Proposal unless:

1) the Symbion Health Board, acting in good faith and in order to satisfy what the Symbion Health Board considers to be its fiduciary or statutory duties, determines that, where there is a Competing Proposal, the Competing Proposal is a Superior Proposal or, where there is not yet a Competing Proposal, the steps which the Symbion Health Board proposes to take may reasonably be expected to lead to a Competing Proposal which is a Superior Proposal; and

2) if Symbion Health proposes to provide any confidential information to the Third Party, the Third Party has entered into a written agreement in favour of Symbion Health regarding the use and disclosure of the confidential information by the Third Party and which restricts the Third Party's ability to solicit the employees of Symbion Health (which agreement must be enforceable by the Diagnostics Companies).

If the Symbion Health Board receives a Superior Proposal and as a result proposes to publicly change or withdraw its recommendation that Symbion Health shareholders vote in favour of the Symbion Health Diagnostics Resolutions, the Symbion Health Board must give Healthscope 2 clear Business Days written notice of such change or withdrawal and details of all material terms of the proposal. Healthscope then has that 2 clear Business Days in which to make a counter proposal to Symbion Health. If the Symbion Health Board then determines that Healthscope's counter proposal would provide a superior outcome for Symbion Health shareholders than the Competing Proposal, Symbion Health and Healthscope must use their best endeavours to enter into appropriate amended agreements to implement Healthscope's counter proposal.

(ii) Healthscope has agreed that, until the earlier of completion of the Diagnostics Transaction, termination of the Diagnostics Transaction Implementation Deed or 28 February 2008, it will not (without the prior written consent of Symbion Health):

A. participate in any negotiation in relation to a Competing Proposal or discussions with, or provide information to, a Third Party in relation to the Transactions, any Competing Proposal or Symbion Health, or solicit or invite any Competing Proposal, in respect of Symbion Health.

B. solicit or invite any Healthscope Competing Proposal or expression of interest which may lead to a Healthscope Competing Proposal or initiate discussions with any Third Party which may reasonably be expected to lead to a Healthscope Competing Proposal; or

C. participate in any negotiation, in relation to a Healthscope Competing Proposal or which may reasonably be expected to lead to a Healthscope Competing Proposal, or provide any information to a Third Party to enable that person to make an offer or proposal which may reasonably be expected to lead to a Healthscope Competing Proposal unless the Healthscope Board, acting in good faith and in order to satisfy what it considers to be its fiduciary or statutory duties, determines that, where there is a Healthscope Competing Proposal, the Healthscope Competing Proposal is a Superior Healthscope Proposal or where there is not yet a Healthscope Competing Proposal, the steps which the Healthscope Board proposes to take may reasonably be expected to lead to a Healthscope Competing Proposal which is a Superior Healthscope Proposal. If the Healthscope Board receives a Superior Healthscope Proposal and as a result proposes to publicly change or withdraw its recommendation that Healthscope shareholders vote in favour of the Healthscope Resolutions, the Healthscope Board must give Symbion Health 2 clear Business Days written notice of such change or withdrawal and all material details of the Superior Healthscope Proposal.

Break fees

(iii) Symbion Health break fee

Under the Diagnostics Transaction Implementation Deed, Symbion Health has agreed to pay a break fee of $19.575 million (plus GST if applicable) to Healthscope to compensate Healthscope for certain costs incurred in relation to the Diagnostics Transaction if:

A. a Superior Proposal is announced prior to the date of the Symbion Health Diagnostics General Meeting and is publicly recommended by the Symbion Health Board;

B. any Symbion Health director fails to recommend the Diagnostics Transaction, changes or withdraws his or her recommendation, or publicly recommends a Superior Proposal;

C. a Competing Proposal is announced prior to the date of the Symbion Health Diagnostics General Meeting and is completed at any time prior to 8 October 2008, as a result of which a Third Party acquires control of Symbion Health; or

D. Healthscope terminates the Diagnostics Transaction Implementation Deed as a result of a material breach:

1) of any Symbion Health Warranties, or because a Symbion Health Prescribed Occurrence or Symbion Health Material Adverse Change (in each case, as defined in the Diagnostics Transaction Implementation Deed) occurs and the circumstances giving rise to the breach have not been remedied within the requisite period; or

2) by Symbion Health of certain of its obligations under the Diagnostics Transaction Implementation Deed and where, in the case of certain breaches, the circumstances giving rise to the breach have not been remedied within the requisite period;

Even if one of the events referred to above occurs, this break fee is not payable by Symbion Health if:

A. the Diagnostics Transaction completes, notwithstanding the occurrence of an event referred to above;

B. the value of the New Healthscope Shares is less than the assessed valuation range of the Diagnostics Businesses set out in the Symbion Health Independent Expert's Report, excluding from that valuation range the impact of any Competing Proposal (including in any update to its report);

C. Symbion Health terminates the Diagnostics Transaction Implementation Deed as a result of the Healthscope VWAP being less than $5.30; or

D. Symbion Health is entitled to terminate the Implementation Deed:

1) as a result of a material breach of any Healthscope Warranties, or because a Healthscope Prescribed Occurrence or Healthscope Material Adverse Change (in each case, as defined in the Diagnostics Transaction Implementation Deed) occurs and the circumstances giving rise to the breach have not been remedied within the requisite period;

2) as a result of a material breach by Healthscope of certain of its obligations under the Diagnostics Transaction Implementation Deed and where, in the case of certain breaches, the circumstances giving rise to the breach have not been remedied within the requisite period;

3) any Healthscope director publicly changing his or her recommendation of the Diagnostics Transaction or publicly recommends any Superior Healthscope Proposal;

4) if the Healthscope VWAP is less than $5.30;

5) if a variation to the Previous ACCC Undertaking has not been agreed to by the ACCC, where Healthscope has not obtained written confirmation from the ACCC by 11.59 pm on Tuesday, 11 December 2007 (the Business Day before expected completion of the Diagnostics Transaction Implementation Deed) that the ACCC does not intend to oppose the Diagnostics Transaction; or

6) where the ACCC makes, or gives notice that it intends to make, an application for an injunction to prohibit, make illegal or materially restrict the completion of the Diagnostics Transaction or any of the documents which underlie the Diagnostics Transaction.

The break fee is not payable by Symbion Health merely because the Symbion Health Diagnostics Resolutions are not approved by Symbion Health shareholders at the Symbion Health Diagnostics General Meeting.

In addition, the break fee is not payable by Symbion Health to the extent that a court or the Takeovers Panel determines that any part of the break fee constitutes a breach of the fiduciary or statutory duties of the Symbion Health Board or unacceptable circumstances, or would, if paid, be unlawful for any reason.

(iv) Healthscope break fee

Under the Diagnostics Transaction Implementation Deed, Healthscope has agreed to pay Symbion Health a break fee of $19.575 million (plus GST if applicable) to compensate Symbion Health for certain costs incurred in relation to the Diagnostics Transaction if:

A. any Healthscope director fails to recommend or publicly changes or withdraws his or her recommendation that Healthscope shareholders vote in favour of the Healthscope Resolutions;

B. Symbion Health terminates the Diagnostics Transaction Implementation Deed as a result of any of the following:

1) any Healthscope director publicly changes his or her recommendation that Healthscope shareholders vote in favour of the Healthscope Resolutions or publicly recommends any Superior Healthscope Proposal;

2) any material breach of any Healthscope Warranties, or because a Healthscope Prescribed Occurrence or Healthscope Material Adverse Change (in each case, as defined in the Diagnostics Transaction Implementation Deed) occurs and the circumstances giving rise to the breach have not been remedied within the requisite period; or

3) any material breach by Healthscope of certain of its obligations under the Diagnostics Transaction Implementation Deed and where, in the case of certain breaches, the circumstances giving rise to the breach have not been remedied within the requisite period;

4) Healthscope has not obtained either a variation of the Previous ACCC Undertaking or written confirmation from the ACCC that the ACCC does not intend to oppose the Diagnostics Transaction by 11.59 pm on Tuesday, 11 December 2007 (being the Business Day before the expected completion of the Diagnostics Transaction Implementation Deed); or

5) the ACCC makes, or gives notice that it intends to make, an application for an injunction to prohibit, make illegal or materially restrict the completion of the Diagnostics Transaction or any of the documents which underlie the Transactions;

C. Healthscope terminates the Diagnostics Transaction Implementation Deed because the ACCC has required that, in order for the ACCC to approve the Diagnostics Transaction, Healthscope gives undertakings which would result in (or would be reasonably likely to result in) an ACCC Undertaking Effect.

This break fee is not payable by Healthscope:

A. if the Diagnostics Transaction completes, notwithstanding an occurrence of the events referred to above;

B. if Healthscope commissions an independent expert's report in respect of the Diagnostics Transaction, and that independent expert concludes (in its report or any update of its report) that the Diagnostics Transaction is not (as applicable) in the best interests of, or fair and reasonable for, Healthscope shareholders other than by reason of a Healthscope Competing Proposal; or

C. if Healthscope is entitled to terminate the Diagnostics Transaction Implementation Deed as a result of a material breach of any warranties given by Symbion Health, or because a Symbion Health prescribed occurrence or material adverse change (in which case, as defined in the Diagnostics Transaction Implementation Deed) occurs and the circumstances giving rise to the breach have not been remedied within the requisite period or a material breach by Symbion Health of certain of its obligations under the Transaction Implementation Deed occurs and, in the case of certain breaches, the circumstances giving rise to the breach have not been remedied within the requisite period.

In addition, Healthscope has agreed to pay Symbion Health a reduced break fee of $10 million (plus GST if applicable) if Symbion Health terminates the Diagnostics Transaction Implementation Deed as a result of the Healthscope VWAP being less than $5.30 (the "**Reduced Break Fee**") prior to the Symbion Health Diagnostics General Meeting.

The Reduced Break Fee is not payable by Healthscope:

A. if Healthscope is entitled to terminate the Implementation Deed as a result of a material breach of any warranties given by Symbion Health, or because a Symbion Health prescribed occurrence or material adverse change (in each case, as defined in the Diagnostics Transaction Implementation Deed) occurs and the circumstances giving rise to the breach have not been remedied within the requisite period or a material breach by Symbion Health of certain of its obligations under the Transaction Implementation Deed occurs and, in the case of certain breaches, the circumstances giving rise to the breach have not been remedied within the requisite period;

B. at the close of trading on any 5 Trading Days during the Healthscope VWAP Period, the S&P/ASX 200 index is 15% or more below its level as at 28 May 2007;

C. if the Healthscope break fee of $19.575 million has been paid or becomes payable; or

D. if Symbion Health holds the shareholder meeting to approve the Diagnostics Transaction and the Diagnostics Transaction is not approved at that meeting.

In addition, neither the break fee of $19.575 million or the break fee of $10 million will be payable to the extent that a Court or the Takeovers Panel determines that any part of the break fee constitutes a breach of the fiduciary or statutory duties of the Healthscope Board or unacceptable circumstances, or would, if paid, be unlawful for any reason.

2.4 Other considerations

(a) Dividends

The Symbion Health Board declared a final dividend in respect of the financial year ended 30 June 2007 of $0.05 per Symbion Health share. Symbion Health paid this dividend on 28 September 2007.

Under the terms of the Diagnostics Transaction Implementation Deed, Symbion Health was permitted to pay that dividend and may declare and pay the Diagnostics Transaction Dividend. Similarly Healthscope may declare and pay an interim dividend (which may be fully franked) for the six months ended 31 December 2007 provided that the ex date and the record date for that dividend occurs after 28 February 2008. Symbion Health shareholders who receive New Healthscope Shares under the Diagnostics Distribution will be entitled to participate in that dividend if they are registered as holders of Healthscope shares on that record date and will otherwise be entitled to participate in dividends declared and paid by Healthscope in the future.

(b) Rounding

The New Healthscope Shares Symbion Health shareholders receive by way of the Diagnostics Distribution are subject to the effect of rounding. All entitlements to New Healthscope Shares under the Capital Reduction and the Diagnostics Transaction Dividend will be rounded up or down to the nearest whole number of New Healthscope Shares, calculated in relation to each Symbion Health shareholder's total holding of Symbion Health shares. All entitlements to fractions of New Healthscope Shares will be rounded up or down to the nearest share, with fractions of 0.5 or more being rounded up.

(c) Treatment of Ineligible Overseas Shareholders

Symbion Health will not distribute New Healthscope Shares by way of the Diagnostics Distribution to Ineligible Overseas Shareholders, being Symbion Health shareholders whose addresses on the Symbion Health Share Register at the Diagnostics Record Date is in a jurisdiction other than Australia and its external territories, New Zealand[1], the United States, Hong Kong or Singapore, unless Symbion Health and Healthscope are satisfied, acting reasonably, that the laws of that Symbion Health shareholder's country of residence (as shown in the Symbion Health Share Register) permit the distribution of New Healthscope Shares to that Symbion Health shareholder pursuant to the Diagnostics Distribution, either unconditionally or after compliance with conditions which Healthscope in its sole discretion regards as acceptable. The distribution of New Healthscope Shares to shareholders outside the places referred to above may be prohibited by the laws of the jurisdictions in which they reside, or may require compliance with conditions or legal requirements which Symbion Health or Healthscope regard as onerous.

The New Healthscope Shares that would have been distributed to those Ineligible Overseas Shareholders will be instead transferred to a Nominee who will, no more than 15 Business Days after the Diagnostics Completion Date:

- sell those New Healthscope Shares on ASX in such manner and at such price as the Nominee determines in good faith (or, if the Nominee believes that this process is not appropriate in the circumstances, undertake such other sale process as the Nominee believes will maximise the price at which the New Healthscope Shares will be sold); and
- remit those proceeds to Symbion Health, net of any brokerage, stamp duty or other applicable selling costs, taxes and charges.

Symbion Health will then in turn pay to each Ineligible Overseas Shareholder the proportion of the net proceeds of sale to which that Ineligible Overseas Shareholder is entitled (being the number of Symbion Health shares held by the Ineligible Overseas Shareholder at the Diagnostics Record Date divided by the total number of Symbion Health shares held by all Ineligible Overseas Shareholders as at the Diagnostics Record Date multiplied by the net proceeds of sale).

Symbion Health gives no assurances as to the price that will be achieved for the sale of New Healthscope Shares as described above. The proceeds that Ineligible Overseas Shareholders receive may be more or less than the Healthscope VWAP or the current market value of those shares as at the date of this document.

Full details of this process are contained in clause 5.8 of the Diagnostics Transaction Implementation Deed (which is set out as Annexure A to this document).

As at the date of this document, Symbion Health expects that all Symbion Health shareholders whose addresses on the Symbion Health Share Register at the Diagnostics Record Date are in jurisdictions outside Australia and its external territories, New Zealand[1], the United States, Hong Kong or Singapore will be Ineligible Overseas Shareholders.

(d) Treatment of ADR Holders

ADR Holders will not receive New Healthscope Shares. The custodian in relation to the ADRs will receive the New Healthscope Shares under the Diagnostics Distribution attributable to ADR Holders. The ADR Depositary will arrange to sell those New Healthscope Shares and the net proceeds of sale will be distributed to ADR Holders.

(e) Summary of tax considerations

Symbion Health shareholders should be entitled to demerger roll-over relief in respect of Diagnostics Distribution (subject to receipt of a favourable ruling from the ATO). Choosing demerger roll-over relief should mean that Symbion Health shareholders will not be subject to income tax on the Diagnostics Distribution. A detailed discussion of the implications of choosing demerger roll-over relief is included in section 6.2.

(f) No brokerage or stamp duty

Symbion Health does not expect that any stamp duty will be payable on the transfer of SH Holdings shares to Healthscope.

Symbion Health shareholders will not be liable to pay stamp duty on the receipt of the New Healthscope Shares under the Diagnostics Transaction.

Symbion Health shareholders will not incur any brokerage on the transfer of SH Holdings shares to Healthscope or the receipt of the New Healthscope Shares. However, Symbion Health shareholders who sell their Symbion Health shares prior to the Diagnostics Record Date or sell their New Healthscope Shares after the Diagnostics Completion Date may have to pay brokerage fees. Also, the proceeds paid to Ineligible Overseas Shareholders will be net of sale costs including brokerage.

Notes:

1. Subject to promulgation of an amendment to the Securities Act (Overseas Companies) Exemption Notice 2002, which is expected to occur on 30 October 2007. If this amendment is not promulgated by the time this document is despatched to shareholders, then Symbion Health shareholders with a registered address in New Zealand will not be permitted to participate in the proposed distribution of New Healthscope Shares, and those shareholders will be considered to be Ineligible Overseas Shareholders and the New Healthscope Shares attributable to them will be treated as described in section 2.4(c) of this document. If the amendment is not promulgated as expected, Symbion Health will make an announcement to the ASX and publish the fact on Symbion Health's website (www.symbionhealth.com).

C&P Scheme

3.1 Details of the C&P Scheme

(a) Effect of the C&P Scheme

If the C&P Scheme is implemented, Lantern will acquire all of the shares in Symbion Health C&P by scheme of arrangement.

In return, Lantern will pay on an aggregate basis approximately $1,148 million cash consideration (or $1.77[1] cash per Symbion Health share) to Symbion Health shareholders ("C&P Scheme Consideration").

Based on pro-forma financial information for the year ended 30 June 2007, Symbion Health would have a net cash position of approximately $338 million[2] less average debtors securitisation of approximately $252 million at the time of implementing the C&P Scheme (assuming the C&P Scheme had been implemented on 30 June 2007). Accordingly, the enterprise value attributed to C&P Businesses is approximately $1,062 million. This represents a 2007 EV/EBITDA multiple of 11.9x.[3]

The C&P Scheme is conditional on approval by Symbion Health shareholders by special resolution of the Symbion Health Financial Assistance Resolution. Symbion Health has agreed with Lantern (subject to the approval of the Symbion Health Financial Assistance Resolution) to loan to Lantern approximately $440 million[4], following the Recapitalisation Steps (described in section 3.3(f)) and implementation of the Diagnostics Transaction, under the Symbion Health - Lantern Loan Agreement to enable Lantern to finance part of the consideration it is required to pay to Symbion Health shareholders under the C&P Scheme. Further information in relation to the Symbion Health Financial Assistance Resolution is set out in section 5.2 of this document.

The C&P Scheme is conditional upon the implementation of the Diagnostics Transaction or the implementation of a Superior Diagnostics Proposal which includes arrangements with Lantern which are similar to those Healthscope has with Lantern. As a result, if the C&P Scheme is implemented, all of the businesses of Symbion Health will be acquired (either by Healthscope or Lantern) and Symbion Health will no longer be listed on ASX.

The operating divisions before and after the C&P Scheme is implemented are set out below.


Existing structure
Structure after implementation[5]
Symbion Health shareholders
Healthscope shareholders
Healthscope shareholders
Symbion Health shareholders
Lantern
44-47%
53-56%
symbion Health
Healthscope
Healthscope
Pharmacy Services
Consumer
Pharmacy Services
Consumer
Pathology & Medical Centres
Diagnostic Imaging
Hospitals
Pathology
Hospitals
Pathology & Medical Centres
Diagnostic Imaging

(b) Consideration

Symbion Health shareholders will receive $1,148 million in aggregate or $1.77[6] cash per share for their shares in Symbion Health C&P.

Notes:

1. Rounded to two decimal places. Actual value is $1.76693.
2. Based on pro-forma financial information, including the average net debt and average securitisation balances for the year ended 30 June 2007, adjusted for the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007, and excluding any transaction costs incurred post 30 June 2007. The actual net cash at Diagnostics Completion will depend on a number of factors including working capital balances at that time, cashflows of the Diagnostics Businesses between 30 June 2007 and Diagnostics Completion, the transaction costs associated with the implementation of the Revised Proposal and the unallocated corporate expenses incurred up until Diagnostics Completion.
3. Based on pro-forma financial information for the year ended 30 June 2007 including $3.1 million of additional corporate costs as a result of Symbion Health C&P operating as a stand-alone entity.
4. Based on pro-forma financial information, including the average net debt and average securitisation balances for the year ended 30 June 2007, adjusted for the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007, and excluding any transaction costs incurred post 30 June 2007. The actual amount will depend on a number of factors including working capital balances at that time, cashflows of the Diagnostics Businesses between 30 June 2007 and Diagnostics Completion, the transaction costs associated with the implementation of the Revised Proposal, and the unallocated corporate expenses incurred up until Diagnostics Completion.
5. The percentages of ownership of Healthscope in the diagrams do not take into account the New Healthscope Shares attributable to Ineligible Overseas Shareholders which will be sold by the Nominee. Ineligible Overseas Shareholders will receive the net proceeds of sale of the New Healthscope Shares attributable to them. See section 2.4(c) of this document for further details.
6. Rounded to two decimal places. Actual value is $1.76693.

(c) Symbion Health Board recommendation

The Symbion Health Board has considered the advantages and disadvantages of the C&P Scheme and believes that the C&P Scheme is in the best interests of Symbion Health shareholders. Accordingly, the directors of Symbion Health unanimously recommend that Symbion Health shareholders vote in favour of the C&P Scheme, in the absence of a Superior Proposal.

Each of the Symbion Health directors intends to vote all of the Symbion Health shares they own or control in favour of the C&P Scheme, in the absence of a Superior Proposal.

Shareholders should note that there are circumstances in which the directors of Symbion Health can change their recommendation, or Symbion Health can adjourn the C&P Scheme Meeting or terminate the C&P Scheme Implementation Deed. Further information is set out at sections 3.3(c) and 3.3(m) of this document.

The Symbion Health directors as at 24 October 2007 are Mr Paul McClintock (Chairman), Mr Robert Cooke (Managing Director and Chief Executive Officer), Dr Ian Blackburne, Mr James Hall and Dr Christine Bennett.

(d) Symbion Health Independent Expert's Report for C&P Scheme

Ernst & Young, the Symbion Health Independent Expert appointed by Symbion Health, has concluded that the C&P Scheme is in the best interests of Symbion Health shareholders. A copy of the Symbion Health Independent Expert's Report is set out in full in section 8 of this document.

In forming an opinion, the Symbion Health Independent Expert has considered:

- whether the value of the Symbion Health C&P share is higher or lower than the value of the C&P Scheme Consideration of $1.77[1] cash being offered by the IAC Consortium;
- whether a premium for control is being offered and whether this is appropriate in the circumstances;
- other qualitative factors which it believes represent either advantages or disadvantages to Symbion Health C&P shareholders;
- the likelihood of an alternative superior offer being made to Symbion Health C&P shareholders; and
- the alternatives available to Symbion Health C&P shareholders.

The Symbion Health Independent Expert has valued the C&P Businesses at value of between $1.56 and $1.71 per share on a fully diluted basis and including a premium for control. The cash being offered by the IAC Consortium for the C&P Businesses is $1.77[2] cash per Symbion Health share (the "**C&P Scheme Consideration**"). Accordingly, the Symbion Health Independent Expert has determined that the value of the C&P Scheme Consideration offered by the IAC Consortium exceeds the value of the Symbion Health C&P shares.

In addition to the valuation comparison outlined above, the Symbion Health Independent Expert has identified a number of other key matters which should be considered in evaluating the offer:

- overall value of Transactions - the Symbion Health Independent Expert notes that the C&P Scheme can only proceed if the Diagnostics Transaction has been completed. Consequently, in assessing the C&P Scheme it has also considered the overall value of the Transactions to Symbion Health shareholders. The Symbion Health Independent Expert found that the value per Symbion Health share on a control basis is $3.52 to $3.91 compared to a total value of consideration offered of $3.96 to $4.45;
- control premium - from a comparison of the consideration being offered by IAC Consortium to the "undisturbed VWAP" of Symbion Health in the three to six months up to 29 January 2007, the Symbion Health Independent Expert believes that Symbion Health shareholders are being offered a reasonable premium for their shares;
- taxation - the taxation consequences of the C&P Scheme will vary depending on the circumstances of each individual Symbion Health shareholder. The Symbion Health Independent Expert's Report notes that the C&P Scheme, should it proceed, will create taxable events for many Symbion Health shareholders. Symbion Health shareholders should consider their tax position in weighing up the advantages and disadvantages of the C&P Scheme;
- alternative offer - in the lead up to the Original Scheme meeting, a Consortium led by Sigma Pharmaceuticals Limited (the "Sigma Consortium") submitted a counter-bid to the IAC Consortium's offer. A revised superior offer was subsequently received from the IAC Consortium. A further, higher offer was then made by the Sigma Consortium but this was received after the deadline imposed by the Implementation Deed and as such could not be implemented. The Transactions make allowance for competing offers to be made to the Symbion Health Board by other parties (conditional on the sale of the Diagnostics Businesses) and it is possible that the Sigma Consortium and/or others may come forward with a competing proposal.

Notes:

1. Rounded to two decimal places. Actual value is $1.76693.
2. Rounded to two decimal places. Actual value is $1.76693.

- if the C&P Scheme does not proceed and in the absence of an alternative bidder - the Symbion Health share price is likely to drop.

After considering all these factors, the Symbion Health Independent Expert has concluded that the C&P Scheme is in the best interests of Symbion Health shareholders.

The Symbion Health Board agrees with the conclusion of the Symbion Health Independent Expert, that the C&P Scheme is in the best interests of Symbion Health shareholders.

The Symbion Health Independent Expert has valued the equity in the C&P Businesses at a value of between $1.56 and $1.71 per share (inclusive of a premium for control). The Symbion Health Independent Expert has also found that the value per Symbion Health share on a control basis is $3.52 to $3.91 and the total value of consideration offered under the Diagnostics Transaction and the C&P Scheme is between $3.96 to $4.45 per share. It is important to note these valuations are the views of the Symbion Health Independent Expert and are not necessarily the views of the Symbion Health Board.

The Symbion Health Board notes that the implied value of the consideration under the Revised Proposal (assuming a Healthscope VWAP of between $5.30 and $6.51 and valuing the New Healthscope Shares at the Healthscope VWAP) is between approximately $4.23 and $4.43 for each Symbion Health share.[1]

The Symbion Health Board also notes that if the Healthscope VWAP is less than $5.30, Symbion Health has (amongst other rights) the right (but not the obligation) to terminate the Diagnostics Transaction Implementation Deed (in which case the Diagnostics Transaction will not be implemented).

3.2 Risk factors for the C&P Scheme

Introduction

Key risks that may have a material adverse impact upon the implementation of the C&P Scheme are described in this document and include those risks set out in this section 3.2.

This section 3.2 does not take into account the investment objectives, financial situation or particular needs of individual Symbion Health shareholders. It is important that Symbion Health shareholders carefully read this document in its entirety (particularly the risks set out in this section 3.2), consider their personal circumstances (including financial and taxation issues) and seek independent professional advice before deciding whether to vote in favour of the C&P Scheme.

Given that the consideration for the C&P Scheme is cash, Symbion Health shareholders will not be exposed to risks associated with the C&P Businesses if the C&P Scheme is implemented. However, if the C&P Scheme is not implemented, but the Diagnostics Transaction is implemented, Symbion Health shareholders will still be exposed to the business risks associated with the C&P Businesses. These risks are separately described in section 4.4(l).

(a) Risk factors relating to the C&P Scheme

There are a number of risks associated with the implementation of the C&P Scheme, which are set out in this section.

(i) IAC Consortium funding

Lantern is expected to fund the C&P Scheme Consideration through equity contributed by funds managed or advised by Archer Capital and Ironbridge Capital loans, contributed pursuant to the IAC Facility Agreements and the loan from Symbion Health referred to in section 2.3(f).

It is a condition precedent to the C&P Scheme Implementation Deed that the IAC Purchasers have entered into IAC Facility Agreements that reflect the terms of the existing debt commitment letters which relate to the conditions to, and certainty of, the debt funding of the IAC Purchasers in all material respects, the IAC Facility Agreements and the IAC Consortium's equity commitment letters remain in force as at 8.00am on the Second Court Date and the conditions precedent to the drawdown of funds under the IAC Facility Agreements and the IAC Consortium's equity commitment letters have been satisfied or waived (other than any conditions relating to the Court approval of the C&P Scheme, or the C&P Scheme becoming Effective).

If such condition is not satisfied, Lantern's ability to complete the C&P Scheme would be impaired, and the C&P Scheme would not proceed unless both Symbion Health and Lantern waived such condition.

Further details about the conditions precedent to the C&P Scheme and Symbion Health's rights if the funding condition is not satisfied can be found in sections 3.3(l) and 3.3(m) of this document respectively.

(ii) Shareholder approval

The C&P Scheme is subject to a special resolution requiring approval by a majority in number of Symbion Health shareholders present and voting at the C&P Meeting, holding at least 75% of the total number of Symbion Health shares voted at the meeting. This is the same threshold as under the Original Scheme, where the requisite majority was not reached after certain shareholders (including Primary Health Care with its 20% shareholding in Symbion Health) voted against the Original Scheme. Primary Health Care announced on 22 October 2007 that it intended to vote its 20% shareholding against both the Diagnostics Transaction and the C&P Scheme, absent a material change in circumstances or in the structure of the Transactions. Symbion Health believes that Primary Health Care

Notes:

1. References in this document to a total implied value of between approximately $4.23 and $4.43 assume that the C&P Scheme is implemented, the Healthscope VWAP is between $5.30 and $6.51 and that the New Healthscope Shares are valued at a price equal to the Healthscope VWAP. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which New Healthscope Shares trade.

has retained the ability to change its voting intentions in a wide range of circumstances. Symbion Health also notes that Primary Health Care is able to sell its shares in Symbion Health to a third party who may vote in favour of the C&P Scheme. Primary Health Care, and potentially if other shareholders do vote against the C&P Scheme, it is likely that the 75% approval threshold will not be met. In these circumstances, Symbion Health would remain listed on ASX, owning the C&P Businesses.

(iii) Primary Health Care has commenced litigation in relation to the Transactions

On 26 October 2007, a wholly owned subsidiary of Primary Health Care commenced proceedings in the Federal Court of Australia in which it alleges that the Capital Reduction required to distribute New Healthscope Shares to Symbion Health shareholders as part of the Diagnostics Transaction does not comply with the requirements of the Corporations Act and that certain provisions of the Diagnostics Transaction Implementation Deed relating to exclusivity and break fees are not binding on Symbion Health because those arrangements entered into by Symbion Health were authorised by the Symbion Health directors, it is alleged, in breach of their duties under the Corporations Act. The Symbion Health Board believes that the Transactions being put to Symbion Health shareholders on the basis set out in this document are in compliance with the law and will vigorously defend any such litigation that Primary Health Care may commence. The Federal Court has ordered that a final hearing in these proceedings be held on 15 and 16 November 2007. Accordingly, it is anticipated that the outcome of these proceedings will be known prior to the Symbion Health Transaction Meetings.

3.3 Implementation of the C&P Scheme

(a) Steps to implement

The key steps required in order to implement the C&P Scheme are set out below.

(i) The satisfaction or waiver of the conditions precedent to the Diagnostics Transaction (as described in section 2.3(j) of this document).

(ii) The Symbion Health shareholders approve the Diagnostics Transaction at the Symbion Health Diagnostics General Meeting, as described in section 2.3(c) of this document.

(iii) Symbion Health shareholders approve the C&P Scheme at the C&P Scheme Meeting (scheduled to be held at 12.30 pm on Friday, 30 November 2007).

(iv) Symbion Health shareholders approve the Symbion Health Financial Assistance Resolutions (as described in section 5.2 of this document).

(v) The Restructure Agreement will be entered into by all parties to it, Symbion Health will undertake a restructure of certain assets owned by Symbion Health Group members and SH Holdings, the subsidiary that owns the Diagnostics Businesses, will repay all outstanding intercompany debt to Symbion Health pursuant to the Recapitalisation Steps.

(vi) Shareholders in each of the C&P Holding Entity and Lantern approve certain financial assistance resolutions.

(vii) All other conditions precedent to the C&P Scheme (including any conditions precedent which relate to completion of the Diagnostics Transactions and the approval of other financial assistance resolutions, further described in sections 3.3(l)(i) and 3.3(l)(iv) below) are satisfied or waived.

(viii) The Court approves the C&P Scheme at the Second Court Hearing (expected to be held on Thursday, 13 December 2007).

(ix) Symbion Health lodges with ASIC a copy of the Court order approving the C&P Scheme. Symbion Health intends to lodge this with ASIC on the C&P Scheme Effective Date (expected to be Monday, 17 December 2007). The C&P Scheme Effective Date will be the last day on which trading in Symbion Health shares on ASX occurs.

(x) On the C&P Scheme Implementation Date (expected to be Monday, 31 December 2007), Lantern acquires all existing Symbion Health shares, and the C&P Scheme Consideration must be provided by Lantern into an escrow account and held on trust for Symbion Health shareholders and despatched on the following Business Day, Wednesday, 2 January 2007.

(xi) With effect from the Business Day following the C&P Scheme Implementation Date, Symbion Health applies for termination of the official quotation of Symbion Health shares on ASX and to have itself removed from the official list of ASX (expected to occur on Wednesday, 2 January 2007).

These steps are considered in further detail below.

(b) Dates and timing

All dates referred to in this section 3.3 are indicative only.

The actual timetable will depend upon the time at which the conditions precedent to the Diagnostics Transaction and C&P Scheme are satisfied, or (if applicable) waived. Further details of the conditions precedent can be found in sections 2.3(j) and 3.3(l) of this document.

Symbion Health has the right to vary any or all of the dates and times set out in this section 3.3, subject to the approval of such variation by ASX, the Court, Lantern or Healthscope, where required.

Any changes to the dates referred to in this section will be announced through ASX and notified on Symbion Health's website.

(c) C&P Scheme Meeting date and relationship with Symbion Health Diagnostics General Meeting and C&P General Meeting

In accordance with an order of the Court dated 26 October 2007, Symbion Health shareholders will be asked to vote in favour of the C&P Scheme at the C&P Scheme Meeting scheduled to be held at 12.30 pm on Friday, 30 November 2007 at The River Room, Level 1, Crown Towers, 8 Whiteman Street, Southbank, Victoria. The notice convening the C&P Scheme Meeting is set out in Annexure F to this document.

The C&P Scheme Meeting is scheduled to be held on the same day as the Healthscope General Meeting to consider the Healthscope Resolutions. The C&P Scheme Meeting will be held immediately following the Symbion Health Diagnostics General Meeting at which Symbion Health shareholders will vote on the Symbion Health Diagnostics Resolutions, and immediately prior to the C&P General Meeting at which Symbion Health shareholders will vote on the Symbion Health Financial Assistance Resolution.

At the C&P Scheme Meeting, Symbion Health shareholders will be asked to consider and, if thought fit, to pass a resolution approving the C&P Scheme. In order to be implemented, the C&P Scheme must be approved by a majority in number of Symbion Health shareholders present and voting at the C&P Scheme Meeting (in person, by attorney, by proxy or, in the case of corporations, by authorised representative) holding at least 75% of the total number of Symbion Health shares voted at the C&P Scheme Meeting.

Symbion Health has the right to adjourn the C&P Scheme Meeting, in the circumstances set out below, on or following 5.00 pm on the date which is 5 Business Days before the date on which the C&P Scheme Meeting is scheduled to be held (the C&P Scheme Meeting is scheduled to be held on Friday, 30 November 2007):

(i) if any of the conditions precedent to the C&P Scheme, in clauses 4.1(d) (Symbion Health Restructuring), 4.1(e) (Completion of Recapitalisation Steps), 4.1(h) (Lantern funding arrangements), 4.1(i) (no restraint), 4.1(j) (ASX and ASIC approvals), 4.1(k) (Symbion Health Independent Expert's Report), 4.1(m) (FIRB), 4.1(o) (Financial Assistance) or 4.1(n) (TID) of the C&P Scheme Implementation Deed (see Annexure B) have not been satisfied or, where possible, waived; or

(ii) if a Competing Proposal has been communicated to Symbion Health.

(d) Completion of Diagnostics Transaction

It is a condition precedent to the implementation of the C&P Scheme that the transactions the subject of the Diagnostics Transaction Implementation Deed (and the Diagnostics Sale and Purchase Agreement), or similar documents entered into with a Superior Diagnostics Acquirer (as described in section 3.3(n)) be completed in accordance with their terms. Set out in section 2.3(j) is a summary of the key conditions precedent to completion of the Diagnostics Transaction. Full details of the conditions precedent can be found in clause 4.1 of the Diagnostics Transaction Implementation Deed.

(e) Restructuring

In order to ensure that the relevant assets and employees of the Symbion Health Group are owned or employed by the companies which will carry on the Diagnostics Businesses, the Consumer Businesses and the Pharmacy Businesses after the Diagnostics Completion Date (to the extent that they are not already in an appropriate operating Subsidiary,) Symbion Health and certain other Subsidiaries of Symbion Health must execute the Restructure Agreement to transfer the relevant assets and employees to effect this separation.

The execution of this Restructure Agreement by all parties to it (being Symbion Health and certain of its Subsidiaries) is a condition precedent to the completion of the Diagnostics Transaction.

Further details of the Restructure Agreement are set out in section 5.21(d) of this document.

(f) Recapitalisation

Completion of certain of the Recapitalisation Steps is a condition precedent to the implementation of the Diagnostics Transaction and the C&P Scheme. Before the sale of the shares in SH Holdings (the Symbion Health Subsidiary that owns the Diagnostics Businesses) to Healthscope can occur, there is a requirement that SH Holdings repay all outstanding indebtedness to Symbion Health (**"Intercompany Debt"**) on Diagnostics Completion. Symbion Health will use some of the proceeds generated from the Recapitalisation Steps to settle certain external loan commitments with its lending syndicate, and will retain any excess funds.

Pursuant to the Recapitalisation Steps, Healthscope will provide a loan facility directly to SH Holdings of an amount that will enable SH Holdings to fully repay the Intercompany Debt so that the Diagnostics Transaction can proceed. Under that facility, Healthscope will issue the Promissory Note, which SH Holdings will then assign to Symbion Health. On Diagnostics Completion, the conditions to draw down of the Promissory Note will be satisfied and Symbion Health will draw down the face value of the Promissory Note resulting in full repayment of the Intercompany Debt.

Based on pro-forma financial information as at 30 June 2007, assuming a 2007 pro-forma net debt/EBITDA (before securitisation charge) of 3.0x, Symbion Health C&P would have approximately $353 million of surplus debt capacity (assuming Diagnostics Completion had occurred on 30 June 2007).[1] Symbion Health C&P may consider using these funds to return capital to shareholders or to fund strategic acquisition opportunities.

In the event that the Diagnostics Transaction and the C&P Scheme are both implemented, Symbion Health and the IAC Consortium have agreed that Symbion Health will loan cash generated from the Recapitalisation Steps (after repayment of the Symbion Health Group's external debt)[2] to Lantern under the Symbion Health-Lantern Loan Agreement to enable it to finance part of the consideration it is required to pay Symbion Health shareholders under the C&P Scheme in respect of the acquisition of the Symbion Health shares from Symbion Health shareholders. Based on pro-forma financial information for the year ended 30 June 2007, the loan amount would be approximately $440 million[3] (assuming Diagnostics Completion had occurred on 30 June 2007). This loan is the subject of the Symbion Health Financial Assistance Resolution. See section 5.2 of this document for further information.

(g) Second Court Hearing

If the C&P Scheme is approved by the requisite majority of Symbion Health shareholders, and all other conditions precedent to the C&P Scheme (other than approval by the Court) have been satisfied or waived, Symbion Health will apply to the Court for orders approving the C&P Scheme.

The Corporations Act and the relevant Court rules provide a procedure for Symbion Health shareholders to oppose the application for approval of the C&P Scheme by the Court. Any Symbion Health shareholder who wishes to oppose approval of the C&P Scheme at the Second Court Hearing may do so by filing with the Court and serving on Symbion Health a notice of appearance in the prescribed form, together with any affidavit on which the shareholder will seek to rely at the Court hearing. The Second Court Hearing is currently scheduled to occur on Thursday, 13 December 2007.

(h) C&P Scheme Effective Date

If the Court approves the C&P Scheme, Symbion Health will lodge with ASIC an office copy of the Court order approving the C&P Scheme. Symbion Health intends to lodge this with ASIC on Monday, 17 December 2007. The C&P Scheme comes into effect on the date on which Symbion Health lodges the office copy of the Court order with ASIC. This date is referred to in this document as the C&P Scheme Effective Date.

If the C&P Scheme has not come into effect by the End Date, the C&P Scheme will lapse and be of no further force or effect. Under the terms of the C&P Scheme Implementation Deed, the End Date is 28 February 2008, or such later date as Symbion Health and Lantern agree in writing. Further details are contained in the C&P Scheme Implementation Deed, which is set out in full in Annexure B to this document.

(i) C&P Scheme Record Date and determination of persons entitled to C&P Scheme Consideration

Symbion Health shareholders will be entitled to receive consideration under the C&P Scheme if they are registered as the holders of Symbion Health shares on the C&P Scheme Record Date. The C&P Scheme Record Date is 7.00 pm on the date which is 5 Business Days after the C&P Scheme Effective Date, and is currently expected to be 7.00 pm on Monday, 24 December 2007.

(i) Dealings on or prior to the C&P Scheme Record Date

For the purposes of establishing who are C&P Scheme Shareholders, dealings in Symbion Health will be recognised by Symbion Health provided that:

- in the case of dealings of the type to be effected on CHESS, the transferee is registered in the Symbion Health share Register as the holder of the relevant Symbion Health shares on or before the C&P Scheme Record Date; or
- in all other cases, registrable transfers or transmission applications in respect of those dealings are received at the place where the Symbion Health Share Register is kept before 5.00 pm on the day on which the C&P Scheme Record Date occurs (in which case Symbion Health must register such transfers before the C&P Scheme Record Date).

Symbion Health will not accept for registration, or recognise for the purpose of establishing who are C&P Scheme Shareholders, any transmission application or transfer in respect of Symbion Health shares received after the times contemplated above.

(ii) Dealings in Symbion Health shares after the C&P Scheme Record Date

As from the C&P Scheme Record Date (and other than for Lantern following the C&P Scheme Implementation Date), each entry on the Symbion Health Share Register at that date will cease to have any effect other than as evidence of entitlement to the C&P Scheme Consideration.

Notes:

1. Based on pro-forma financial information, including the average net debt and average securitisation balances for the year ended 30 June 2007, adjusted for the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007, and excluding any transaction costs incurred post 30 June 2007. The actual debt capacity at Diagnostics Completion will depend on a number of factors including working capital balances at that time, cashflows of both the Diagnostics Businesses and the C&P Businesses between 30 June 2007 and Diagnostics Completion, the transaction costs associated with the implementation of the Revised Proposal and the unallocated corporate expenses incurred up until Diagnostics Completion.
2. Excluding working capital and debtors securitisation facility associated with the C&P Businesses.
3. Based on pro-forma financial information, including average net debt and average securitisation balances for the year ended 30 June 2007, adjusted for the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007, and excluding any transaction costs incurred post 30 June 2007. The actual amount will depend on a number of factors including working capital balances at that time, cashflows of the Diagnostics Businesses between 30 June 2007 and Diagnostics Completion, the transaction costs associated with the implementation of the Revised Proposal, and the unallocated corporate expenses incurred up until Diagnostics Completion.

(j) C&P Scheme Implementation Date

The C&P Scheme Implementation Date is expected to be Monday, 31 December 2007, or such other date agreed by Symbion Health and Lantern. On the C&P Scheme Implementation Date, and subject to Lantern depositing the C&P Scheme Consideration into an escrow account to be held on trust for the Symbion Health shareholders, the C&P Scheme Shares will be transferred to Lantern. On the following Business Day Symbion Health and Lantern will procure the payment to each Symbion Health shareholder of the C&P Scheme Consideration, either by despatch of cheques or making a deposit into a bank account which has been notified by the Symbion Health shareholder to Symbion Health prior to the C&P Scheme Record Date.

In the case of C&P Scheme Shares held in joint names, the cheques in respect of the C&P Scheme Consideration will be made payable to the joint holders and will be forwarded to the holder whose name appears first in the Symbion Health Share Register as at the C&P Scheme Record Date.

(k) Last day of trading in Symbion Health shares

It is expected that the last day of trading in Symbion Health shares on ASX will be the C&P Scheme Effective Date. This is expected to occur on Monday, 17 December 2007, and it is expected that Symbion Health shares will be suspended from trading from the close of trading on this date.

Symbion Health will apply for termination of the official quotation of Symbion Health shares on ASX, and to have itself removed from the official list of ASX, with effect from the first Business Day after the C&P Scheme Implementation Date.

(l) Key conditions precedent

(i) Diagnostics Transaction

The Diagnostics Transaction (or a similar transaction, including in respect of arrangements with the IAC Consortium, with a Superior Diagnostics Acquirer) completes in accordance with the terms of the Diagnostics Transaction Implementation Deed.

(ii) Lantern funding arrangements

The conditions precedent to the drawdown of the debt and equity funding of Lantern to be used to acquire Symbion Health must have been satisfied or waived by 8:00am on the day of the Court hearing to approve the C&P Scheme.

(iii) Foreign investment approval

On 12 October 2007, an application was made on behalf of Lantern to the Treasurer of the Australian Government under the Foreign Acquisitions and Takeovers Act 1975 (Cth), in respect of the acquisition of Symbion Health by Lantern and of the C&P Businesses by members of the IAC Consortium. As at the date of this document, Lantern has not yet received a response to that application.

(iv) Financial assistance resolutions

A. Symbion Health must obtain the approval of its shareholders to a resolution to provide the financial assistance to Lantern described in section 5.2 and the subject of the Symbion Health Financial Assistance Resolution.

B. The shareholders of Lantern Pharmacy Holdings Pty Ltd (as the ultimate Australian holding company of Symbion Health after C&P Scheme Implementation) must approve a resolution for Symbion Health to provide such Financial Assistance to the Lantern.

C. The shareholder(s) in the Symbion Health Group company which will hold the shares in Consumer and Pharmacy must approve a resolution authorising that company to provide financial assistance with effect from implementation of the C&P Scheme by granting a guarantee and mortgage over the shares that company holds in Consumer and Pharmacy with effect from implementation of the C&P Scheme.

(m) Termination of the C&P Scheme Implementation Deed

This section contains a summary of certain of the terms of the C&P Scheme Implementation Deed, which is set out in full in Annexure B to this document.

The C&P Scheme Implementation Deed may be terminated in certain circumstances before 8.00 am on the Second Court Date. If it is terminated, the C&P Scheme will not proceed.

The termination rights of each of Symbion Health and Lantern are contained in the C&P Scheme Implementation Deed, a copy of which is set out in full in Annexure B to this document.

(i) Termination by either party

The circumstances in which either party may terminate the C&P Scheme Implementation Deed include if:

A. a condition precedent which is for the benefit of that party becomes incapable of satisfaction or has not been satisfied or waived before the End Date, and the parties are unable to reach agreement as to whether the Transactions could be structured by alternative means or whether the time period for satisfaction of that condition can be extended; or

B. if the C&P Scheme Implementation Date has not occurred by the End Date.

(ii) Termination by Symbion Health

The circumstances in which Symbion Health may terminate the C&P Scheme Implementation Deed include if:

A. there is a material breach of any of the Lantern Warranties or a Lantern Prescribed Occurrence occurs (as defined in the C&P Scheme Implementation Deed) and the circumstances giving rise to the breach of warranty or prescribed occurrence have not been remedied within the requisite time period;

B. Lantern is in material breach of its obligations not to, and to ensure that its representatives do not, engage in discussions about, provide information to a Third Party about or solicit a Competing Proposal;

C. Lantern is in material breach of its obligations in respect of facilitating the execution of a Superior Diagnostics Proposal (as described in section 3.3(n)(ii));

D. the Symbion Health Board publicly changes or withdraws its recommendation of the C&P Scheme in certain circumstances, or recommends any Superior Proposal or a Superior Diagnostics Proposal (which is not subject to the provisions described in section 3.3(n)(ii)); or

E. Lantern is in material breach of certain of its obligations under the C&P Scheme Implementation Deed and the circumstances giving rise to the breach have not been remedied within the requisite time period.

(iii) Termination by Lantern

The circumstances in which Lantern may terminate the C&P Scheme Implementation Deed include if:

A. there is a material breach of any of the Symbion Health Warranties, or a Symbion Health Prescribed Occurrence or a Symbion Health Material Adverse Change occurs (as defined in the C&P Scheme Implementation Deed) and the circumstances giving rise to the breach have not been remedied within the requisite time period;

B. a Symbion Health director publicly changes his or her recommendation in relation to the C&P Scheme or recommends a Superior Proposal; or

C. Symbion Health is in material breach of certain of its obligations under the C&P Scheme Implementation Deed and, in relation to certain breaches, the circumstances giving rise to the breach have not been remedied within the requisite time period.

(n) Exclusivity and break fees

This section contains a summary of the terms of the C&P Scheme Implementation Deed, which is set out in full in Annexure B to this document.

(i) Exclusivity

A. Symbion Health has agreed that, until the earlier of the C&P Scheme Implementation Date, the termination of the C&P Scheme Implementation Deed or the End Date, it will not (except with the prior written consent of Healthscope):

1) solicit or invite any Competing Proposal or expression of interest which may lead to a Competing Proposal, or initiate discussions with a Third Party which may reasonably be expected to lead to a Competing Proposal; or

2) participate in any negotiations in relation to a Competing Proposal or which may reasonably be expected to lead to a Competing Proposal, or provide any information to a Third Party to enable that person to make an offer or proposal which may reasonably be expected to lead to a Competing Proposal unless:

a) the Symbion Health Board, acting in good faith and in order to satisfy what the Symbion Health Board considers to be its fiduciary or statutory duties, determines that, where there is a Competing Proposal, the Competing Proposal is a Superior Proposal or, where there is not yet a Competing Proposal, the steps which the Symbion Health Board proposes to take may reasonably be expected to lead to a Competing Proposal which is a Superior Proposal; and

b) if Symbion Health proposes to provide any confidential information to the Third Party, the Third Party has entered into a written agreement in favour of Symbion Health regarding the use and disclosure of the confidential information by the Third Party and which restricts the Third Party's ability to solicit the employees of Symbion Health.

If the Symbion Health Board receives a Superior Proposal and as a result proposes to publicly change or withdraw its recommendation that Symbion Health shareholders vote in favour of the C&P Scheme, the Symbion Health Board must give Lantern 2 clear Business Days written notice of such change or withdrawal and details of all material terms of the proposal.

Lantern then has that 2 clear Business Days in which to make a counter proposal to Symbion Health. If the Symbion Health Board then determines that Lantern's counter proposal would provide a superior outcome for Symbion Health shareholders than the Competing Proposal, Symbion Health and Lantern must use their best endeavours to enter into appropriate amended agreements to implement Lantern's counter proposal.

B. Lantern has agreed that, until the earlier of the C&P Scheme Implementation Date, the termination of the C&P Scheme Implementation Deed or the End Date, it will not (except with the prior written consent of Symbion Health) participate in any negotiations or discussions with a Third Party in relation to the Transactions, a Competing Proposal or the Symbion Health Group (or part thereof) or solicit or invite any Competing Proposal or expression of interest which may lead to a Competing Proposal or initiate any discussions with a Third Party which may reasonably be expected to lead to a Competing Proposal.

(ii) Superior Diagnostics Proposal

If the Symbion Health Board receives a Superior Diagnostics Proposal and as a result proposes to publicly change or withdraw its recommendation that Symbion Health shareholders vote in favour of the Symbion Health Diagnostics Resolutions, and Healthscope does not submit a counterproposal or submits a counterproposal that the Symbion Health Board does not consider will provide a superior outcome for the Symbion Health shareholders than the Superior Diagnostics Proposal, then Symbion Health must:

A. subject to satisfaction of paragraphs B. and C. below, terminate the Diagnostics Transaction Implementation Deed and, by written notice, require Lantern to terminate the Co-operation Deed and the Symbion Health Share Sale Deed (which notice Lantern must comply with);

B. subject to satisfaction of paragraph C. below enter into a new transaction implementation deed with the Superior Diagnostics Acquirer and, by written notice, require Lantern to enter into a new co-operation deed and share sale deed with the Superior Diagnostics Acquirer (which notice Lantern must comply with); and

C. amend all of the other transaction documents to reflect the substitution of Healthscope with the Superior Diagnostics Acquirer (which amendments will be taken to be binding on Lantern).

These new arrangements must be on the same terms and conditions as the original transaction documents, Symbion Health Share Sale Deed and the Co operation Deed (as the case may be) except in relation to the name, ACN and address details of the Superior Diagnostics Acquirer, the price implied for the Diagnostics Businesses pursuant to the Superior Diagnostics Proposal, any provisions or amendments which are agreed between Lantern and Symbion Health, and any provisions or amendments (including those required to reflect the nature of the consideration provided) which are not more disadvantageous to Lantern than the position it has under the transaction documents, the Symbion Health Share Sale Deed and the Co-operation Deed, after taking into account any compensation offered to Lantern by Symbion Health or the Superior Diagnostics Acquirer in respect of any provisions or amendments which are disadvantageous to Lantern.

(iii) Break fee

Under the C&P Scheme Implementation Deed, Symbion Health has agreed to pay Lantern a break fee of $11.479 million (plus GST if applicable) to compensate Lantern for certain costs incurred in relation to the Transactions. This break fee will be reduced to $7.885 million if Symbion Health is required to pay a break fee under the Diagnostics Transaction Implementation Deed. This break fee will also be reduced by any reimbursement as described in section 3.3(n)(iv) below. In summary, the break fee is payable if:

1) a Superior Proposal or a Superior Diagnostics Proposal (other than a Superior Diagnostics Proposal in respect of which Lantern is able to enter into new arrangements with the Superior Diagnostics Acquirer as described in section 3.3(n)(ii) or where Lantern is in breach of its obligations with respect to entering into such arrangements) is announced prior to the date of the C&P Scheme Meeting and is publicly recommended by the Symbion Health Board;

2) any Symbion Health director fails to recommend or publicly, changes or withdraws his or her recommendation of the C&P Scheme, or publicly recommends a Superior Proposal or a Superior Diagnostics Proposal (other than a Superior Diagnostics Proposal in respect of which Lantern is able to enter into new arrangements with the Superior Diagnostics Acquirer as described in section 3.3(n)(ii) or where Lantern is in breach of its obligations with respect to entering into such arrangements);

3) a Competing Proposal (other than a Superior Diagnostics Proposal in respect of which Lantern is able to enter into new arrangements with the Superior Diagnostics Acquirer as described in section 3.3(n)(ii) or where Lantern is in breach of its obligations with respect to entering into such arrangements) is announced prior to the date of the C&P Scheme Meeting and is completed at any time prior to 8 October 2008, as a result of which a Third Party acquires control of, or a significant interest in, Symbion Health or the C&P Businesses; or

4) Lantern terminates the C&P Scheme Implementation Deed as a result of a material breach:

   a) of any Symbion Health Warranties, or because a Symbion Health Prescribed Occurrence or Symbion Health Material Adverse Change occurs (in each case, as defined in the C&P Scheme Implementation Deed) and the circumstances giving rise to the breach have not been remedied within the requisite period; or

   b) by Symbion Health of certain of its obligations under the C&P Scheme Implementation Deed and where, in the case of certain breaches, the circumstances giving rise to the breach have not been remedied within the requisite period.

Even if one of the events referred to above occurs, this break fee is not payable by Symbion Health if:

1) the C&P Scheme becomes Effective;

2) the value of the C&P Scheme Consideration is less than the assessed valuation range of Symbion Health shares set out in the Symbion Health Independent Expert's report in relation to the C&P Scheme, or the Symbion Health Independent Expert's report concludes that the C&P Scheme is not in the best interests of Symbion Health shareholders (including in any update to its report, other than any update which is prepared solely as a result of any Superior Proposal being announced or recommended; or

3) Symbion Health is entitled to terminate the C&P Scheme Implementation Deed:

   a) as a result of a material breach of any Lantern Warranties, or because a Lantern Prescribed Occurrence (in each case, as defined in the C&P Scheme Implementation Deed) occurs and the circumstances giving rise to the breach have not been remedied within the requisite period; or

   b) as a result of a material breach by Lantern of certain of its obligations under the C&P Scheme Implementation Deed and where, in the case of certain breaches, the circumstances giving rise to the breach have not been remedied within the requisite period.

The break fee is not payable by Symbion Health merely because the C&P Scheme is not approved by Symbion Health shareholders at the C&P Scheme Meeting or merely because the Diagnostics Transaction is not approved by Symbion Health shareholders at the Symbion Health Diagnostics General Meeting.

In addition, the break fee is not payable by Symbion Health to the extent that a Court or the Takeovers Panel determines that any part of the break fee constitutes a breach of the fiduciary or statutory duties of the Symbion Health Board or unacceptable circumstances, or would, if paid, be unlawful for any reason.

If at any time after this break fee of $11.479 million has been paid to Lantern, Symbion Health pays or is required to pay Healthscope a break fee, Lantern must immediately pay an amount of $3.594 million (plus GST if applicable) to Symbion Health.

(iv) Other payment

In addition to this, Symbion Health has agreed to reimburse Lantern for any costs or expenses Lantern has incurred and paid to a Third Party in connection with the Transactions, up to a total of $5 million in aggregate, unless certain conditions precedent to the C&P Scheme are not satisfied or waived in the circumstances described in clause 9.7(a) of the C&P Scheme Implementation Deed. Symbion Health will not be required to reimburse Lantern for any Third Party costs if Symbion Health is required to pay Lantern the break fee described above. If Symbion has reimbursed Lantern for any Third Party costs, that amount will be deducted from the amount of any break fee which Symbion Health will be required to pay to Lantern.

3.4 Other considerations

(a) Taxation considerations for Symbion Health shareholders

The sale of Symbion Health shares to Lantern pursuant to the C&P Scheme will be a taxable event for Symbion Health shareholders. Whether a Symbion Health shareholder will be liable to pay income tax on the sale proceeds will depend on their own personal circumstances. A detailed discussion of the Australian income tax implications for Symbion Health shareholders is included in section 6.3.

(b) No stamp duty

Symbion Health shareholders will not be liable to pay stamp duty on the disposal of their Symbion Health shares under the C&P Scheme. Symbion Health shareholders will not incur any brokerage fees on the transfer of their Symbion Health shares to Lantern pursuant to the C&P Scheme.

(c) Rounding

If under the C&P Scheme Symbion Health shareholders become entitled to a fraction of a cent, the cash amount Symbion Health shareholders will receive will be rounded up or down to the nearest whole cent, with fractions of 0.5 or more being rounded up.

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Profiles

(a) Business overview

Symbion Health is a leading Australian diagnostics and wellness company. It provides diagnostic and wellness services through its pathology, medical centres, diagnostic imaging and pharmacy services divisions, as well as health-related products through its consumer division. Symbion Health was created in November 2005 by the renaming of Mayne Group Limited, following the demerger of Mayne Pharma Limited.

Symbion Health is listed on the ASX and is included in the ASX 100 index, with a market capitalisation of $2.6 billion as at 24 October 2007. In the year ended 30 June 2007 (referred to as "financial year 2007"), Symbion Health achieved revenue of $3.8 billion and earnings before interest and tax of $202.2 million for its continuing businesses.

Symbion Health's operations span 4 different business segments:

(i) pathology, including medical centres;

(ii) diagnostic imaging;

(iii) consumer; and

(iv) pharmacy services.

At the time of the demerger of Mayne Pharma Limited in November 2005, Robert Cooke commenced as Managing Director and Chief Executive Officer of Symbion Health. A number of new divisional managers have also joined Symbion Health since the demerger.

Over the past 18 months, Symbion Health has focused on translating organic growth into higher earnings growth, and pursuing business development opportunities to supplement organic growth.

A description of each of Symbion Health's businesses is set out in the following sections.

(b) Symbion Pathology

Symbion Pathology is the second largest provider of pathology services in Australia by revenue, with operations in Victoria, New South Wales, the Australian Capital Territory, Queensland, Western Australia and the Northern Territory.

The business has grown through a combination of organic growth and acquisitions and operates under a number of well recognised state-based brands: Dorevitch Pathology in Victoria, Symbion Laverty Pathology in New South Wales and the Australian Capital Territory, QML Pathology in Queensland and Western Diagnostic Pathology in Western Australia and the Northern Territory.

Symbion Pathology's network comprises:

- more than 180 pathologists;
- more than 6,000 scientists, collectors, couriers and support staff;
- more than 80 laboratories; and
- more than 690 collection centres.

Symbion Pathology conducts over 10 million episodes per annum and provides a comprehensive range of pathology services across all disciplines including biochemistry, microbiology, immunology, serology, haematology, cytology and histopathology.

Symbion Pathology has a diversified referral base including general practitioners, specialists, public and private hospitals, clinical trials and veterinary testing. Symbion Pathology's national network of highly trained pathologists and scientists covers all disciplines of pathology. Symbion Pathology has a strong focus on quality and reliability of service, which underpins the business' strong clinical and operational expertise.

During financial year 2007, Symbion Pathology focused on increasing the efficiency of its existing operations through increased automation, workflow analysis and best practice benchmarking. The business also focused on supplementing organic growth with bolt-on acquisitions, with 4 acquisitions completed during last financial year:

- North Eastern Pathology, a small regional pathology business in north eastern Victoria (completed in July 2006);
- Vetpath, a veterinary pathology business based in Western Australia (completed in March 2007);
- Riverina Pathology, a small regional pathology business in NSW (completed in April 2007); and
- Australian Clinical Research Organisation ("ACRO"), referred to as Karrasch, a clinical trials business based in Queensland (completed in June 2007).

Symbion Medical Centres

Symbion Health operates 54 medical centres in 5 states and territories across Australia. Approximately 2.1 million consultations are performed per annum across these centres.

Symbion Medical Centres are an important referral source for Symbion Pathology and, to a lesser extent, Symbion Imaging. However, the clinical independence of the general practitioners working within Symbion Health's medical centres is a fundamental premise of this business.

In the financial year 2007, Symbion Medical Centres commenced a transformation strategy which is expected to result in a higher proportion of larger centres benefiting from economies of scale, through the amalgamation of existing sites and the acquisition of new sites. In the financial year 2007, Symbion Medical Centres consolidated 2 sites and acquired 8 new sites.

(c) Symbion Imaging

Symbion Imaging is Australia's third largest provider of diagnostic imaging services in Australia by revenue, with operations in the eastern seaboard states of Victoria, New South Wales and Queensland.

Symbion Imaging's diagnostic imaging network comprises:

(i) 130 sites, including 41 hospital sites;

(ii) more than 160 diagnostic imaging specialists; and

(iii) more than 950 radiographers and other technical staff.

The business performs more than 2.2 million examinations per annum, offering the full range of diagnostic imaging examinations including general x-ray, ultrasound, computerised tomography (CT), magnetic resource imaging (MRI), nuclear medicine, mammography and interventional radiology.

Symbion Imaging has a well developed and diversified referral base, with referrals coming from general practitioners, specialists, private hospitals and public hospital contracts. Symbion Imaging derives just under 50% of its revenue from Medicare, with the remainder coming largely from private billings and the Department of Veterans Affairs.

In the financial year 2007, Symbion Imaging has focused on restoring performance at the site level which has involved peer group benchmarking and consolidation or closure of 6 underperforming sites. The rationalisation of sites is the first step in the move towards a hub and spoke network utilising large central hub sites co-located with hospitals, surrounded by comprehensive suburban feeder sites.

Initiatives implemented in the financial year 2007, such as a national on-call service and improved access to teleradiology, were designed to increase efficiency and improve working conditions for radiologists.

(d) Symbion Consumer

Symbion Consumer is a vertically integrated consumer health business focused on nutraceuticals and over-the-counter products. Symbion Consumer develops, manufactures and markets vitamins, mineral and herbal supplements, and is the leading provider of these nutraceutical products in the Australian market, with market share of approximately 21% across the pharmacy and grocery channels.

Symbion Consumer's products are sold through 4 main channels: pharmacy, grocery, health food stores and direct-to-consumer. The portfolio of leading brands, including Nature's Own™, Cenovis®, Bio-organics™, Microgenics and Golden Glow®, are tailored to suit specific channels. Symbion Consumer has more than 600 stock keeping units, with the 3 largest product categories (Glucosamine, fish oil and multi-vitamins) comprising approximately 50% of sales.

Symbion Consumer has a Therapeutic Goods Administration ("TGA") and Good Manufacturing Practice compliant manufacturing facility in Virginia, Queensland. This facility manufactures approximately 60% of Symbion Consumer's nutraceutical products. The remaining 40% of products are predominantly soft gel products, which are manufactured externally through local contract manufacturers.

Symbion Consumer also distributes a select range of over-the-counter products, including Betadine, a leading pharmacy antiseptic.

In the financial year 2007, Symbion Consumer has focused on promoting its clear and differentiated branding strategy with specific brands for each channel and a power brand sitting across all retail channels. New product development has also been an important focus for the business, including the launch of the Nature's Own™ Age Renewal range in April 2007.

Domestic acquisitions are also seen as an effective tool to supplement organic growth and to utilise existing manufacturing capacity. In February 2007, Symbion Consumer acquired Carlson Health. Carlson Health owns the Microgenics brand, a leading health food store-only brand of nutraceuticals.

(e) Symbion Pharmacy Services

Symbion Pharmacy Services provides wholesale distribution of pharmaceutical and over-the-counter products to pharmacies and hospitals across Australia. Symbion Pharmacy Services offers at least once daily delivery of the full range of PBS medicines to pharmacies across Australia, including pharmacies in rural and remote areas. Symbion Pharmacy Services is also a leading distributor of pharmaceutical products to Australian public and private hospitals.

Symbion Pharmacy Services provides additional services to pharmacies including marketing, promotional support, back office support, technology, staff training and merchandising programs, through its 2 recognised pharmacy brands, Terry White Chemists® and Chemmart®, and offers a range of retail services to independent pharmacies through its Pharmacy Choice program.

Other activities carried out by Symbion Pharmacy Services include the sale of private label products to pharmacies, pre-wholesaling and direct to pharmacy distribution services on behalf of manufacturers, and sales and maintenance of a fully integrated dispensary and point of sale system called Minfos.

In the financial year 2007, Symbion Pharmacy Services has maintained a strong customer focus with several new customers joining the Symbion Pharmacy Services network. A number of cost initiatives have underpinned margin improvement including a flatter management structure, warehouse rationalisation and a streamlining of delivery frequencies in some areas.

(f) Summary of financial performance of the Symbion Health Group

The Symbion Health financial information in this section 4.1(f) refers to Symbion Health's continuing business which excludes the results of Mayne Pharma Limited, which was demerged from Symbion Health in November 2005.

(i) Introduction

This section 4.1(f) sets out certain historical financial information for Symbion Health on a stand-alone basis.

The information should not be taken as an indication of the likely financial performance of Symbion Health following the completion of one or both of the Transactions.

The historical financial information of Symbion Health provided in this section is a summary only, and does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and activities of Symbion Health and its subsidiaries as the full consolidated financial report. The historical financial information has been extracted from the annual financial reports of Symbion Health for the years ended 30 June 2006 and 30 June 2007.

A copy of each annual financial report, including the applicable consolidated financial report and the independent audit report, is available on Symbion Health's website (www.symbionhealth.com). A copy will also be provided by Symbion Health free of charge to any Symbion Health shareholder who requests it before the C&P Scheme Meeting.

(ii) Symbion Health Group

Symbion Health Group income statement

The table below sets out abridged audited consolidated income statements of Symbion Health's continuing operations for the years ended 30 June 2006 and 30 June 2007 (extracted from Symbion Health's 2007 Annual Report).

	2006 Actual[1,2] $000	2007 Actual[2] $000	Movement
Revenue	3,401,805	3,779,240	11.1%
EBITDA	222,848	253,429	13.7%
Depreciation	(44,179)	(45,342)	(2.6%)
Amortisation	(5,081)	(5,838)	(14.9%)
EBIT	**173,588**	**202,249**	**16.5%**
Finance charges	(36,759)	(55,743)	(51.6%)
Pre-tax margin	136,829	146,506	(7.1%)
Tax expense	(40,849)	(40,892)	(0.1%)
NPAT pre-significants and minorities	**95,980**	**105,614**	**10.0%**
Significant items before tax	(37,732)	(31,761)	15.8%
Tax benefit on significant items	30,171	7,021	(76.7%)
NPAT pre-minorities	**88,419**	**80,874**	**(8.5%)**
Minority interest	(3,932)	(2,807)	28.6%
NPAT attributable to members of Symbion Health Ltd	**84,487**	**78,067**	**(7.6%)**

Note:

1 Financial information for the year ended 30 June 2006 has been restated to reflect a change in accounting policy for the accounting for financial guarantees and the restatement of the Symbion Pharmacy Services debtors securitisation charge to a finance charge.

2. Excludes NPAT from discontinued operations of $13.4 million (2006: loss of $90.6 million).

Symbion Health Group revenue increased by 11.1% to $3.8 billion in financial year 2007. The increase in revenue was driven by an increase in revenue across all divisions, with Symbion Pharmacy Services contributing the largest increase to revenue.

Symbion Health Group EBITDA increased by 13.7% to $253.4 million in financial year 2007. The increase in EBITDA was driven by Symbion Pharmacy Services, Symbion Consumer and Symbion Pathology, and to a lesser extent Symbion Imaging.

Depreciation increased by 2.6% in financial year 2007 to $45.3 million due to increases in depreciation in Symbion Pharmacy Services, Symbion Consumer and Symbion Imaging.

Amortisation in financial year 2007 increased by 14.9% to $5.8 million, mainly due to capitalisation of the new enterprise resource planning system in Symbion Consumer and renewal of a number of upfront payments on general practitioner contracts in Symbion Pathology.

Finance charges increased by 51.6% to $55.7 million in financial year 2007, reflecting an increase in net interest expense as a result of higher average net debt in financial year 2007 due to the increased debt profile assumed by Symbion Health following the demerger of Mayne Pharma Limited in November 2005, and reflecting an increase in the Symbion Pharmacy Services securitisation charge driven by growth in this division across financial year 2007.

Tax expense increased by 0.1% in financial year 2007 to $40.9 million. The effective tax rate before significant items decreased from 29.9% to 27.9%.

Net profit after tax (pre-significant items and minority interests) increased by 10.0% in financial year 2007 to $105.6 million. The increase in net profit after tax is due to an increase in operating earnings across all divisions, offset partially by higher finance charges and tax expense.

The Symbion Health Board has recognised $31.8 million of costs on a pre-tax basis in relation to the proposed merger with Healthscope as a significant item in financial year 2007. The significant items recorded in financial year 2006 related to the restructuring program following the demerger.

Symbion Health Group balance sheet

The table below sets out abridged audited consolidated balance sheets of Symbion Health as at 30 June 2006 and 30 June 2007 (extracted from Symbion Health's 2007 Annual Report).

	30 June 2006 $000	30 June 2007 $000
Assets		
Cash and cash equivalents	187,005	196,682
Trade and other receivables	232,178	230,210
Inventories	262,435	279,617
Property, plant and equipment	244,846	239,160
Intangible assets	1,094,259	1,160,888
Other assets	143,758	119,351
Total Assets	**2,164,481**	**2,225,908**
Liabilities		
Trade and other payables	511,315	540,817
Interest bearing liabilities and derivative financial instruments	602,891	601,208
Provisions	154,172	152,972
Other liabilities	77,942	55,230
Total Liabilities	**1,346,320**	**1,350,227**
Net Assets	**818,161**	**875,681**

Balance sheet movements from 30 June 2006 to 30 June 2007

- The increase in cash and cash equivalents of $9.7 million is due to cash generated from operations exceeding investing and financing cash flows.
- Inventories increased by $17.2 million mainly due to increases in Symbion Pharmacy Services inventories to support increased trading activity and in Symbion Consumer inventories due predominantly to the acquisition of Carlson Health Group.
- Property, plant and equipment reduced by $5.7 million with increases in Symbion Pathology and Symbion Consumer predominantly related to acquisitions offset by reductions in Symbion Imaging and Symbion Pharmacy Services.
- Goodwill increased by $38.0 million due to acquisitions in Symbion Pathology and Symbion Consumer. Other intangible assets increased by $28.6 million, with brand names increasing $18.6 million as a result of the acquisition by Symbion Consumer of the Carlson Health Group and licences increasing by $6.5 million due to Symbion Pathology acquisitions. Computer software has increased by $3.5 million, predominantly in Symbion Consumer.
- Other assets decreased by $24.4 million primarily in deferred tax assets due to the utilisation of tax losses and the set-off of deferred tax assets in relation to capital losses against deferred tax liabilities recognised in relation to future capital gains.
- Trade and other payables increased by $29.5 million predominantly in the Symbion Pharmacy Services and Symbion Consumer businesses reflecting increased trading activity.
- The decrease in provisions of $1.2 million comprises a $1.6 million increase in employee benefit provisions relating predominantly to acquisitions and a $2.8 million decrease in other provisions due mainly to net reductions in provisions relating to discontinued businesses.

- Other liabilities reduced by $22.7 million. Current tax liabilities increased by $2.7 million reflecting the increase in current tax expense for the period. Deferred tax liabilities decreased by $25.4 million due to reductions relating to the discontinued businesses and to the set-off of deferred tax liabilities relating to future capital gains against capital losses recognised as deferred tax assets.
- Net debt as at 30 June 2007 was $403.9 million. This compares to net debt as at 30 June 2006 of $415.2 million.

Net debt and off-balance sheet securitisation facility at 30 June 2007

The Symbion Health Group's net debt position at 30 June 2007 was $403.9 million. This represents a decrease of $11.3 million from 30 June 2006.

In addition to on-balance sheet debt, Symbion Health has an off-balance sheet securitisation facility. The balance of the securitisation facility as at 30 June 2007 was $268.8 million. The securitisation facility relates to Symbion Pharmacy Services.

The average daily balance of Symbion Health's securitisation facility for the year ended 30 June 2007 was $251.8 million. This represents an increase of $38 million from the average daily balance of Symbion Health's securitisation facility for the year ended 30 June 2006.

Symbion Health Group cash flow

The table below sets out abridged audited consolidated cash flow statements of Symbion Health's continuing operations for the years ended 30 June 2006 and 30 June 2007 (extracted from Symbion Health's 2007 Annual Report).

	2006 Actual $000	2007 Actual $000
EBITDA	222,848	253,429
Working capital and other	(2,127)	1,444
Cash generated from operations	**220,721**	**254,873**
Dividends received from discontinuing entity	41,102	-
Interest paid	(31,365)	(55,358)
Tax paid	(23,411)	(17,604)
Capital expenditure	(61,379)	(40,905)
Net acquisitions expenditure	(29,267)	(68,230)
Proceeds from deposits with other entities	-	54
Cash flows from operating and investing activities	**116,401**	**72,830**
Dividends paid	(45,362)	(44,141)
Proceeds from shares issued	1,384	-
Payment of finance lease liabilities	(9,268)	(4,129)
Net repayment of borrowings	(45,609)	-
Net cash inflow/(outflow)	**17,546**	**24,560**

Note:

Excludes net cash outflows from discontinued operations of $14.4m (2006: $130.1m)

Cash flow discussion for period ended 30 June 2007

Continuing businesses cash from operations in financial year 2007 of $254.9 million includes net payments against 2006 restructure provision of $12.3 million. After adjusting for these payments, the EBITDA to operating cash flow conversion rate stands at 105%, representing a solid working capital management performance for the year.

Net interest paid of $55.4 million in financial year 2007 is 76.5% higher than financial year 2006 due to the average net debt levels during 2007 being significantly higher than the prior year as a result of the increased debt profile allocated to Symbion Health post the demerger of Mayne Pharma Limited in November 2005. Included in financial year 2007 is an additional $4.0 million of finance charges associated with the Symbion Pharmacy Services securitisation program as a result of significantly higher volumes being funded through this program in 2007, and the impact of higher interest rates.

Capital expenditure was $40.9 million in financial year 2007. This is significantly lower than the capital expenditure incurred in financial year 2006. The capital expenditure of $61.4 million in financial year 2006 included non-recurring capital expenditure of $10.6 million which was largely related to the new QML laboratory.

Payments for acquisitions in financial year 2007 of $68.2 million primarily relate to the acquisitions of Carlson Health (Symbion Consumer), Vetpath and ACRO (Symbion Pathology) and a number of medical centre sites.

(g) Summary of financial performance of Symbion Consumer and Symbion Pharmacy Services

(i) Symbion Pharmacy Services income statement

The table below sets out selected information regarding the financial performance of Symbion Pharmacy Services for the years ended 30 June 2006 and 30 June 2007 based on information set out in Symbion Health's 2007 Annual Report.

	2006 Actual $000	2007 Actual $000	Movement
Revenue	2,305,476	2,608,189	13.1%
EBITDA	41,663	51,866	24.5%
EBITDA margin %	1.81%	1.99%	+18bp
Depreciation	(4,433)	(4,666)	(5.3%)
Amortisation	(299)	(195)	34.8%
EBIT	**36,931**	**47,005**	**27.3%**
EBIT margin %	**1.60%**	**1.80%**	**+20bp**

Revenue

Symbion Pharmacy Services achieved revenue of $2,608.2 million in financial year 2007, an increase of 13.1% over financial year 2006. Core pharmacy distribution sales increased by 9.7%, driven by new major customer wins in financial year 2007 and the full period impact of new customers from financial year 2006. Improved brand support performance also contributed to the revenue growth. Hospitals distribution also experienced significant growth in revenue in financial year 2007. The growth in Symbion Pharmacy Services revenue was achieved despite the continued slowdown in growth of the Pharmaceutical Benefits Scheme ("PBS") as a result of government initiatives, such as the 12.5% generic PBS product entry reduction.

EBITDA

Symbion Pharmacy Services recorded EBITDA of $51.9 million in financial year 2007, an increase of 24.5% over financial year 2006. The EBITDA margin increased 18 basis points to 1.99% in financial year 2007. The reduction in the wholesale margin from 10% to 7% is largely offset by payments received under the community service obligation ("CSO") funding pool. The increase in EBITDA is a combination of strong growth in revenue, effective gross profit management in a competitive environment and tight control of operating costs. A number of cost initiatives were progressed during the year, including the streamlining of deliveries in some states, the rationalisation of warehouses, and a reduction in head-office management.

Depreciation and amortisation

Depreciation increased by 5.3% in financial year 2007 to $4.7 million. The increase in depreciation is due to the full year depreciation impact of asset purchases in 2006, and capitalisation of IT and warehouse improvements during 2007.

Amortisation decreased by $0.1 million to $0.2 million in financial year 2007.

EBIT

Symbion Pharmacy Services achieved EBIT of $47.0 million in financial year 2007, representing growth of 27.3% on the prior year. The EBIT margin increased 20 basis points to 1.80% in financial year 2007. The increase in EBIT is a result of the higher EBITDA result described above, offset partially by the increase in depreciation.

Symbion Consumer income statement

The table below sets out selected information regarding the financial performance of Symbion Consumer for the years ended 30 June 2006 and 30 June 2007 based on information set out in Symbion Health's 2007 Annual Report.

	2006 Actual $000	2007 Actual $000	Movement
Revenue	186,434	213,199	14.4%
EBITDA	33,026	40,322	22.1%
EBITDA margin %	17.7%	18.9%	+120bp
Depreciation	(2,559)	(2,737)	(7.0%)
Amortisation	(376)	(634)	(68.6%)
EBIT	**30,091**	**36,951**	**22.8%**
EBIT margin %	**16.1%**	**17.3%**	**+119bp**

Revenue

Symbion Consumer recorded revenue of $213.2 million in financial year 2007, an increase of 14.4% over financial year 2006. Revenue growth from existing operations was 8.6%, with Carlson Health contributing the remainder of the growth. Nature's Own™ recorded the strongest growth, with Cenovis® also experiencing solid growth. Growth across the key categories of fish oil and multi-vitamins continued in financial year 2007, supplemented by new product launches including the successful launch of Nature's Own™ Age Renewal range in April 2007.

In February 2007, Symbion Consumer acquired Carlson Health, the owner of Microgenics, a leading health food store-only brand of nutraceuticals. Carlson Health contributed 5 months of sales in financial year 2007, amounting to revenue of $11 million.

EBITDA

Symbion Consumer achieved EBITDA of $40.3 million in financial year 2007, an increase of 22.1% over financial year 2006. The EBITDA margin increased 120 basis points to 18.9% in financial year 2007. Gross profit increased as a result of higher sales in financial year 2007. However, the gross margin decreased as a result of price competition, product mix and the inclusion of Carlson Health restructuring costs. The utilisation of the fixed cost base across higher volumes was a key focus in financial year 2007, leading to overall margin improvement. Cost initiatives including the implementation of a single enterprise resource planning system and a move to a centralised distribution facility resulted in improved efficiencies.

Depreciation and amortisation

Depreciation increased by 7.0% in financial year 2007 to $2.7 million. The increase in depreciation was due in part to the inclusion of Carlson Health from February 2007 ($0.1 million).

Amortisation increased by $0.2 million to $0.6 million in financial year 2007. The increase in amortisation is predominantly due to the capitalisation of the new enterprise resource planning system.

EBIT

Symbion Consumer achieved EBIT of $37.0 million in financial year 2007, representing growth of 22.8% on the prior year. The EBIT margin increased by 119 basis points to 17.3% in financial year 2007. The increase in EBIT is a result of the higher EBITDA result described above, offset partially by the increase in depreciation and amortisation.

(ii) Symbion Consumer and Symbion Pharmacy Services balance sheet

The table below sets out an abridged extract of the audited consolidated balance sheets of Symbion Health as at 30 June 2006 and 30 June 2007 for Symbion Consumer and Symbion Pharmacy Services (extracted from financial information used to prepare Symbion Health's 2007 Annual Report).

	30 June 2006	30 June 2007
	$000	$000
Assets		
Trade and other receivables	134,594	128,982
Inventories	249,160	265,322
Property, plant and equipment	66,073	66,999
Intangible assets	316,497	337,872
Other assets	46,436	45,559
Total Assets	**812,760**	**844,734**
Liabilities		
Trade and other payables	400,172	451,359
Interest bearing liabilities and derivative financial instruments	2,242	1,718
Provisions	23,391	13,682
Other liabilities	10,457	9,649
Total Liabilities	**436,262**	**476,408**
Net Assets	**376,498**	**368,326**

Balance sheet movements from 30 June 2006 to 30 June 2007

Inventories increased by $16.2 million due to increases in Symbion Pharmacy inventories to support increased trading activity and in Symbion Consumer inventories due predominantly to the acquisition of Carlson Health Group.

Intangibles increased by $21.4 million due to increases in goodwill and brand names as a result of the acquisition by Symbion Consumer of the Carlson Health Group.

Trade and other payables increased by $51.2 million reflecting increased trading activity.

Pharmacy debtors securitisation facility

Symbion Health has an off-balance sheet securitisation facility that relates to trade debtors of Symbion Pharmacy Services. The balance of this facility as at 30 June 2007 was $268.8 million, with an average daily balance across financial year 2007 of $251.8 million.

Symbion Consumer and Symbion Pharmacy Services cash flow statement

The table below sets out abridged extracts of the audited consolidated cash flow statements of Symbion Health for the years ended 30 June 2006 and 30 June 2007 for Symbion Consumer and Symbion Pharmacy Services (extracted from financial information used to prepare Symbion Health's 2007 Annual Report).

	2006 Actual	2007 Actual
	$000	$000
EBITDA	74,689	92,188
Working capital and other	(9,052)	30,812
Cash generated from operations	**65,637**	**123,000**
Interest paid	(13,327)	(17,092)
Tax paid	(47)	39
Capital expenditure	(8,102)	(7,956)
Net acquisitions expenditure	(636)	(21,926)
Cash flows from operating and investing activities	**43,525**	**76,065**

Cash flow discussion for the period ended 30 June 2007

Cash generated from operations of $123.0 million is significantly above the 2006 year due to improved profitability of the combined businesses and strong working capital management.

Capital expenditure of $8.0 million is in line with the depreciation and amortisation expense of $8.2 million.

Payments for acquisitions of $21.9 million relates to the acquisition by the consumer division of Carlson Health in February 2007.

(h) Symbion Pathology (including Symbion Medical Centres) income statement

The table below sets out selected information regarding the financial performance of Symbion Pathology for the years ended 30 June 2006 and 30 June 2007 based on information set out in Symbion Health's 2007 Annual Report.

	2006 Actual $000	2007 Actual $000	Movement
Revenue	611,303	648,160	6.0%
EBITDA	103,676	115,307	11.2%
EBITDA margin %	17.0%	17.8%	+83bp
Depreciation	(12,546)	(12,280)	2.1%
Amortisation	(1,976)	(2,748)	(39.1%)
EBIT	**89,154**	**100,279**	**12.5%**
EBIT margin %	**14.6%**	**15.5%**	**+89bp**

Revenue

Symbion Pathology revenue was $648.2 million in financial year 2007, an increase of 6.0% over financial year 2006. The increase in revenue is driven by episode growth and an increase in the average fee per episode. Episode growth was achieved across all states, and organic growth was enhanced by the full year impact of Mansfield Pathology which was acquired in January 2006, and part period contributions from acquisitions made in financial year 2007. The increase in the average fee per episode was driven by private fee initiatives, increased tests per episode, an increase in the Department of Veterans Affairs rebate, and an increase in non-Medicare work. Symbion Medical Centres also contributed to the increase in revenue, through revenue from new centres acquired in financial year 2006 and financial year 2007.

EBITDA

Symbion Pathology's EBITDA was $115.3 million in financial year 2007, representing 11.2% growth on financial year 2006. The Symbion Pathology EBITDA margin increased by 83 basis points to 17.8% in financial year 2007. The increase in EBITDA was driven by an increase in revenue combined with tight control of operating costs. Benchmarking and work flow analysis assisted in identifying cost savings, with labour and consumables efficiencies realised in some areas. The efficiencies from the new QML laboratory were fully realised during financial year 2007.

Depreciation and amortisation

Depreciation decreased marginally in financial year 2007 to $12.3 million. The small decrease in depreciation is due to the realignment of depreciation in line with lease periods for some assets.

Amortisation increased by $0.8 million in financial year 2007 to $2.7 million. Amortisation predominantly relates to up-front payments on general practitioner contracts, and increased as a result of the renewal of a number of contracts during the 2007 financial year.

EBIT

Symbion Pathology's EBIT was $100.3 million in financial year 2007, representing growth of 12.5% on the prior year. The EBIT margin increased 89 basis points to 15.5% in financial year 2007. The increase in EBIT is a result of the higher EBITDA result described above.

(i) Symbion Imaging income statement

The table below sets out selected information regarding the financial performance of Symbion Imaging for the years ended 30 June 2006 and 30 June 2007 based on information set out in Symbion Health's 2007 Annual Report.

	2006 Actual $000	2007 Actual $000	Movement
Revenue	298,390	309,646	3.8%
EBITDA	52,381	55,093	5.2%
EBITDA margin %	17.6%	17.8%	+24bp
Depreciation	(22,830)	(24,327)	(6.6%)
Amortisation	(459)	(470)	(2.4%)
EBIT	**29,092**	**30,296**	**4.1%**
EBIT margin %	**9.7%**	**9.8%**	**+3bp**

Revenue

Symbion Imaging's revenue was $309.6 million in financial year 2007, an increase of 3.8% over financial year 2006. The revenue growth was driven largely by an increase in the average fee per examination as a result of the private billing initiatives. Examination numbers were consistent with the prior year, with growth in higher modalities such as CT, MRI and ultrasound being offset by a decrease in general x-ray examinations. The decrease in general x-ray examinations was a result of competition from independent practices and the public sector. Revenue in financial year 2007 was also impacted by the closure of 6 sites, which accounted for annualised revenue of approximately $0.4 million.

EBITDA

Symbion Imaging's EBITDA was $55.1 million in financial year 2007, an increase of 5.2% over financial year 2006. The EBITDA margin increased 24 basis points to 17.8% in financial year 2007. The increase in EBITDA was due to an increase in the average fee, the closure of 6 underperforming sites and tight control of operating costs. The peer group benchmarking project assisted in the realisation of labour productivity and supplies efficiencies. These initiatives were partially offset by an increase in radiologist salaries as contracts were renewed.

Depreciation and amortisation

Depreciation increased by 6.6% in financial year 2007 to $24.3 million. The increase in depreciation was attributable to the new equipment acquired during financial year 2006 and financial year 2007.

Amortisation increased marginally in financial year 2007 to $0.5 million.

EBIT

Symbion Imaging's EBIT was $30.3 million in financial year 2007, representing growth of 4.1% on the prior year. The EBIT margin increased by 3 basis points to 9.8% in financial year 2007. The increase in EBIT was a result of the higher EBITDA result described above, offset partially by an increase in depreciation and amortisation.

(j) Summary of unallocated income statement

The table below sets out selected information regarding unallocated items of Symbion Health for the years ended 30 June 2006 and 30 June 2007 based on information set out in Symbion Health's 2007 Annual Report.

	2006 Actual $000	2007 Actual $000	Movement
Revenue	202	46	(77.2%)
EBITDA	(7,899)	(9,159)	(16.0%)
Depreciation	(1,812)	(1,332)	26.5%
Amortisation	(1,970)	(1,791)	9.1%
EBIT	**(11,681)**	**(12,282)**	**(5.1%)**

EBITDA

Unallocated EBITDA was a loss of $9.2 million in financial year 2007, compared to a loss of $7.9 million in financial year 2006. The increase in unallocated costs in financial year 2007 related to labour cost increases year on year.

Depreciation and amortisation

Unallocated depreciation decreased 26.5% in financial year 2007 to $1.3 million, mainly due to IT hardware having been fully depreciated in the prior financial year.

Unallocated amortisation decreased 9.1% in financial year 2007 to $1.8 million, due to decreases in computer software amortisation for Symbion Health Group software applications as a result of changes arising from the demerger of Mayne Pharma Limited.

EBIT

Unallocated EBIT was a loss of $12.3 million in financial year 2007, compared to a loss of $11.7 million in financial year 2006.

(k) Summary of financial performance of Symbion Diagnostics (including Symbion Pathology, Medical Centres and Imaging)

This section sets out financial information for Symbion Diagnostics on an actual and pro-forma basis. The pro-forma numbers for Symbion Diagnostics includes Symbion Health's unallocated results, as all Symbion Health's existing corporate functions will remain with Symbion Diagnostics.

Symbion Diagnostics income statement

The table below sets out an abridged extract of the audited consolidated financial performance of Symbion Health as at 30 June 2006 and 30 June 2007 for Symbion Pathology (including Symbion Medical Centres) and Symbion Imaging (extracted from financial information used to prepare Symbion Health's 2007 Annual Report). It also contains the pro-forma 2007 financial performance for Symbion Pathology (including Symbion Medical Centres) and Symbion Imaging including unallocated revenues and expenses (extracted from Symbion Health's 2007 Annual Report).

	2006 Actual	2007 Actual	2007 Pro-forma adjustments	2007 Pro-forma
	$000	$000	$000	$000
Revenue	909,693	957,806	46	957,852
EBITDA	156,057	170,400	(9,159)	161,241
EBITDA margin %	17.2%	17.8%	-	16.8%
Depreciation	(35,376)	(36,607)	(1,332)	(37,939)
Amortisation	(2,435)	(3,218)	(1,791)	(5,009)
EBIT	**118,246**	**130,575**	**(12,282)**	**118,293**
EBIT margin %	**13.0%**	**13.6%**		**12.3%**
Net Borrowing Costs	(1,477)	(1,187)	(29,887)	(31,074)
Income tax expense	(35,986)	(35,318)	9,152	(26,166)
Net Profit after Tax	**80,783**	**94,070**	**(33,017)**	**61,053**

Comparison of financial year 2007 (actual) with financial year 2006 (actual)

- Symbion Diagnostics revenue increased by 5.3% in financial year 2007 to $957.8 million, driven by an increase in revenue from Symbion Pathology (including Symbion Medical Centres) and Symbion Imaging.
- Symbion Diagnostics EBITDA increased by 9.2% to $170.4 million in financial year 2007, due to an increase in EBITDA from Symbion Pathology and Symbion Imaging. The EBITDA margin increased by 60 basis points as a result of an increase in the margin recorded by Symbion Pathology.
- Symbion Diagnostics depreciation increased by 3.5% to $36.6 million, and amortisation increased by 32.2% to $3.2 million.
- Symbion Diagnostics EBIT increased by 10.4% in financial year 2007 to $130.6 million.

2007 Pro-forma adjustments

- The pro-forma EBITDA result includes $9.2 million in costs relating to the Symbion Health corporate function.
- Pro-forma depreciation and amortisation includes $3.1 million expenses for the Symbion Health corporate fixed assets that will transfer to Healthscope.
- Pro-forma borrowing costs of $31.1 million assume that the 2007 Symbion Health group net finance charge is allocated to Diagnostics less finance charges attributable to the C&P Businesses.
- The pro-forma tax expense of $26.2 million assumes an effective tax rate of 30.0%

Symbion Diagnostics balance sheet

The table below sets out an abridged extract of the audited consolidated balance sheets of Symbion Health as at 30 June 2006 and 30 June 2007 for Symbion Pathology (including Symbion Medical Centres) and Symbion Imaging (extracted from financial information used to prepare Symbion Health's 2007 Annual Report). It also contains the pro-forma 2007 balance sheets for Symbion Pathology and Symbion Imaging including unallocated net assets (extracted from Symbion Health's 2007 Annual Report).

	30 June 2006 Actual	30 June 2007 Actual	2007 Pro-forma adjustments	30 June 2007 Pro-forma
	$000	$000	$000	$000
Assets				
Cash and cash equivalents	-	-	196,682	196,682
Trade and other receivables	75,429	85,485	15,743	101,228
Inventories	13,639	14,295	-	14,295
Property, plant and equipment	176,264	173,945	(1,784)	172,161
Intangible assets	770,335	812,407	10,609	823,016
Other assets	72,390	61,012	12,780	73,792
Total Assets	**1,108,057**	**1,147,144**	**234,030**	**1,381,174**
Liabilities				
Trade and other payables	66,912	61,738	27,720	89,458
Interest bearing liabilities and derivative financial instruments	5,650	4,490	595,000	599,490
Provisions	95,548	87,682	51,608	139,290
Other liabilities	18,109	21,145	24,436	45,581
Total Liabilities	**186,219**	**175,055**	**698,764**	**873,819**
Net Assets	**921,838**	**972,089**	**(464,734)**	**507,355**

Balance sheet movements from 30 June 2006 to 30 June 2007

- Trade and other receivables increased by $10.1 million due largely to an increase in trade receivables due to growth in sales.
- Property, plant and equipment reduced by $2.3 million with increases in Symbion Pathology predominantly related to acquisitions offset by reductions in Symbion Imaging due to depreciation expense exceeding capital expenditure during the year.
- Intangibles increased by $42.1 million due to increases in goodwill and licences as a result of acquisitions by Symbion Pathology and development expenditure incurred by Symbion Medical Centres.
- Trade and other payables decreased by $5.2 million primarily due to the timing of payables and accruals.

Pro-forma adjustments as at 30 June 2007

- Pro-forma cash and cash equivelants have increased by $196.7 million. This is due to the inclusion of cash balances previously disclosed as unallocated.
- Pro-forma intangible assets increase by $10.6 million. This is primarily due to the inclusion of assets allocated to the corporate function of Symbion Health that will transfer to Healthscope. These include IT equipment and applications.
- The pro-forma other assets increase by $12.8 million primarily due to the inclusion of deferred tax balances associated with the liabilities transferring to Healthscope.
- Pro-forma trade and other payables increase by $27.7 million. This increase relates to the trade creditors of the corporate function of Symbion Health.
- The pro-forma increase in interest bearing liabilities and derivative financial instruments is due to the inclusion of external borrowings of $595.0 million that were disclosed as unallocated.
- Pro-forma provisions increase by $51.6 million. This increase relates to liabilities that were disclosed as unallocated by Symbion Health that will be assumed by Healthscope as part of the Diagnostics Transaction. These include provisions relating to the Diagnostics Transaction, medical malpractice claims, management incentive accruals and various trading accruals relating to the corporate function.
- Pro-forma other liabilities increase by $24.4 million. This increase relates to tax balances of Symbion Health that were disclosed as unallocated.

Symbion Diagnostics cash flow

The table below sets out an abridged extract of the audited consolidated cash flow statements of Symbion Health for the years ended 30 June 2006 and 30 June 2007 for Symbion Pathology (including Symbion Medical Centres) and Symbion Imaging (extracted from financial information used to prepare Symbion Health's 2007 Annual Report). It also contains the pro-forma abridged 2007 cashflow statement extract for Symbion Pathology and Symbion Imaging including unallocated cash flows (extracted from Symbion Health's 2007 Annual Report).

	2006 Actual	2007 Actual	2007 Pro-forma adjustments	2007 Pro-forma
	$000	$000	$000	$000
EBITDA	156,057	170,400	(9,159)	161,241
Working capital and other	16,477	(27,576)	(1,792)	(29,368)
Cash generated from operations	**172,534**	**142,824**	**(10,951)**	**131,873**
Interest paid	(757)	(241)	(30,833)	(31,074)
Tax Paid	-	-	(26,166)	(26,166)
Capital expenditure	(52,736)	(30,871)	(2,078)	(32,949)
Net acquisitions/divestments expenditure	(32,321)	(46,304)	(3,533)	(49,837)
Dividends paid	(3,748)	(3,648)	-	(3,648)
Cash flows from operating and investing activities	**82,972**	**61,760**	**(73,561)**	**(11,801)**

Cash flow discussion for the period ended 30 June 2007

- Capital expenditure payments of $30.9 million are lower than 2006 as the prior year includes payments associated with the new QML laboratory in Brisbane.
- Acquisition payments of $46.3 million include the purchase consideration for the Pathology acquisitions such as Vetpath, Riverina Pathology, North East Pathology and ACRO. In addition, the result includes a number of acquisitions of medical centre sites.

2007 Pro-forma adjustments

- EBITDA has been reduced by $9.2 million to include the 2007 unallocated costs of Symbion Health.
- The pro-forma tax paid of $26.2 million assumes tax paid equals income tax expense in the 2007 pro-forma Income Statement.
- Pro-forma interest paid assumes the 2007 Symbion Health Group net finance charge is allocated to the Diagnostics Business less amounts directly attributable to the Pharmacy Business and Consumer Businesses such as the Pharmacy debtors securitisation charge and the cost of funding the working capital of these businesses.
- Capital expenditure relating to the Symbion Health corporate function of $2.1 million has been included in the 2007 pro-forma result.
- Expenditure relating to previous divestments of Symbion Health of $3.5 million has been included in the pro-forma result.

(l) Material changes in the financial position of Symbion Health

Within the knowledge of the directors of Symbion Health and other than as disclosed in this document, the financial position of Symbion Health has not materially changed since 30 June 2007, being the date of the last audited balance sheet of Symbion Health.

This section 4.2 has been prepared by Healthscope and is the responsibility of Healthscope. Symbion Health and its directors, officers and advisors do not assume any responsibility for the accuracy or completeness of this information.

(a) Overview of Healthscope

Healthscope was formed in 1985, listed on the ASX in 1994 and has since become one of Australia's leading private healthcare companies. The Healthscope Group is a provider of hospital and related health services, including pathology services, to both the public and private sectors.

The Healthscope Group currently operates across two divisions:

- Hospitals – acute medical/surgical, psychiatric and rehabilitation; and
- Diagnostics – involving pathology businesses with operations in Australia, New Zealand, Malaysia and Singapore.

(b) Healthscope's strategy

Healthscope's objective is to provide competitive returns for its shareholders by:

- optimising its core business through high quality operations and organic growth; and
- continuing to seek growth opportunities through acquisitions that meet strict investment and strategic criteria.

Recent successful acquisitions by Healthscope include the takeover of the Gribbles pathology group in December 2004, the takeover of Nova Health in May 2005 and the acquisition of 14 ex-Affinity hospitals[1] in November 2005. These acquisitions have been complemented by a number of smaller acquisitions of both hospital and pathology operations.

The revenue and EBITDA growth of the Healthscope Group in each financial year from 2000 to 2007 is shown below, and has been driven by these acquisitions and the successful integration of the acquired businesses.

Healthscope Revenue Growth ($m)


Revenue
Revenue Growth
CAGR = 42.5%
114
131
179
245
364
541
1,117
1,365
2000
2001
2002
2003
2004
2005
2006
2007

Healthscope EBITDA Growth ($m)


EBITDA
EBITDA Growth
CAGR = 46.9%
12
15
21
27
37
70
145
183
2000
2001
2002
2003
2004
2005
2006
2007

Note:

The information in these charts represents past performance and is not an indication of future performance. The information relating to the 2006 and 2007 financial years was prepared under Australian equivalents to International Financial Reporting Standards (AIFRS) The information relating to the financial years from 2000 to 2005 was prepared under Australian GAAP.

Note:

1. The hospitals referred to as the ex-Affinity hospitals comprise certain hospitals that were sold by Affinity Health Limited to Ramsay Health Care Limited, and which Healthscope subsequently purchased from Ramsay Health Care Limited.

Healthscope continues to seek and evaluate brownfield expansions, greenfield opportunities and acquisition opportunities on an ongoing basis, including possible acquisitions of medical centres which would complement the Symbion Health medical centres business that would be acquired by Healthscope under the Diagnostics Transaction.

(c) Health industry overview

Healthscope operates in the health industry, which is built on the foundation of diverse and complex human relationships. Healthscope has long recognised the importance of managing relationships with all key stakeholders at every level of the organisation.

This focus has seen Healthscope benefit through mutually beneficial relationships with the following groups:

- patients;
- medical practitioners;
- staff;
- funding bodies;
- public hospitals (particularly in relation to the co-located facilities); and
- state and federal governments.

Healthscope's core competencies include managing the inputs and relationships that contribute to a successful episode of patient care whether it be surgical/medical, psychiatric, rehabilitation or pathology.

Typically, inputs to a patient episode may comprise:

- surgical procedures in theatres;
- cardiac catheter laboratory procedures and diagnostic interventions;
- delivery, pre and post natal care within maternity suites;
- bed accommodation (wards, intensive care units, cardiac care units, high dependency);
- hydrotherapy (pool);
- nursing care;
- radiology;
- pathology;
- medical staff;
- pharmacy;
- allied health staff; and
- other support services.

Services can be provided in hospitals, medical centres, licensed pathology collection centres, the home environment (domiciliary care, hospital-in-the-home, outreach program), on an outpatient basis, in accident and emergency departments, and in community programs.

Healthscope's role is to co-ordinate and provide access to the inputs to ensure that patients receive timely provision of services. Some of these inputs are directly provided by the Healthscope Group, while others are outsourced. Healthscope considers that its managers are skilled in developing strong and enduring relationships with medical practitioners, which assists revenue generation. They manage costs efficiently and maintain high quality standards.

(d) Business overview of the Healthscope Group

The private healthcare sector plays a significant role in the provision of hospital services in Australia, with approximately 39% of all patient separations[1] treated in private hospitals.

In Australia, there are approximately 284 private hospitals, 252 private freestanding day facilities and 755 public hospitals (these figures include medical/surgical (acute), psychiatric and free standing day hospital facilities).[2]

Figure 1: Private hospital market share based on number of beds[3]


Other
30%
Ramsay
26%
HealthE
3%
Uniting Health Care
4%
Calvary
6%
St Vincents
6%
St John of God
7%
Healthscope
18%

Private hospital revenue is predominantly derived from private patients utilising their private health insurance, Medicare and private patient out of pocket payments. Other larger health payers in the sector are The Department of Veterans' Affairs, third party insurers such as the various State traffic accident commissions and workers' compensation schemes throughout Australia.

Approximately 43%[4] of the Australian population held private hospital insurance cover as at 30 June 2007.

The Healthscope Group is the owner or manager of 46 private

Notes:

1. A separation is the administrative process by which a hospital records the cessation of treatment and/or care and/or accommodation of a patient.
2. Australian Institute of Health and Welfare - Australian Hospital Statistics 2005-06.
3. The chart in Figure 1 is based on information sourced from the Australian Private Hospital Association and Healthscope management estimates.
4. Private Health Insurance Administration Council June 2007 Quarter data.

hospitals[1] across all Australian states, the Australian Capital Territory and the Northern Territory, with approximately 4,028 available overnight private hospital beds.[2]

Healthscope's hospitals division comprises three sub-divisions: medical/surgical (acute), psychiatric, and rehabilitation and extended care.

Figure 2: Distribution of Healthscope Group financial year 2007 actual hospital revenue

Healthscope revenue by hospital type


Other
1%
Rehabilitation
7%
Psychiatric
7%
Acute
85%

Healthscope hospital revenue by State


NT
2%
TAS
5%
VIC
34%
WA
7%
SA
10%
QLD
15%
NSW & ACT
27%

Medical/Surgical

This sub-division is now the largest in the Healthscope hospitals division, comprising 32 hospitals with approximately 3,252 available overnight beds.[3] It includes three Adelaide Community Healthcare Alliance ("**ACHA**") hospitals which are managed under service contracts.

The Healthscope Group's medical/surgical hospitals service a wide geographic area, as is indicated by the following sample:

Hospital	Geographic Area	Number of Available Overnight Beds
Allamanda Private Hospital	Gold Coast	252
Ashford Private Hospital	Adelaide	237
Knox Private Hospital	Melbourne	196
Mount Hospital	Perth	185
Prince of Wales Hospital	Sydney	167
Newcastle Private Hospital	Newcastle	162
Brisbane Private Hospital	Brisbane	155
Hobart Private Hospital	Hobart	141
Flinders Private Hospital	Adelaide	130
Melbourne Private Hospital	Melbourne	110
National Capital Private Hospital	Canberra	82
Darwin Private Hospital	Darwin	87
Geelong Private Hospital	Geelong	75

The medical/surgical hospitals owned or managed by the Healthscope Group provide medical, obstetric and/or surgical services for admitted patients. Specifically, they offer a wide and varied range of services which, depending on the hospital, may include intensive care, day surgery, maternity, cardiac surgery, neurosurgery, ophthalmology, orthopaedic surgery, general surgery, urology, ear, nose and throat surgery, oral surgery, gynaecology, plastic surgery, endoscopy and vascular surgery.

Psychiatric

The Healthscope hospitals division includes 7 psychiatric hospitals with approximately 344 available overnight beds,[4] in addition to a number of psychiatric wards within medical/ surgical hospitals.

Psychiatric hospitals owned or managed by the Healthscope Group include the following:

Hospital	**Geographic Area**	**Number of Available Overnight Beds**
The Melbourne Clinic	Melbourne	106
The Sydney Clinic	Sydney	44
The Victoria Clinic	Melbourne	40
Pine Rivers Private Hospital	Brisbane	38
St Helens Private Hospital	Hobart	37

Notes:

1. One facility is a licensed Supported Residential Service – providing community and extended care.
2. All bed numbers referred to in this section 4.2 are references to available overnight beds. Day beds/chairs are excluded (unless otherwise stated). The bed numbers are as at 8 October 2007.
3. Number of available overnight beds as at 8 October 2007.
4. As at 8 October 2007.

The Healthscope Group operates private psychiatric facilities in Victoria, Tasmania, New South Wales and Queensland. The Melbourne Clinic is one of the leading psychiatric facilities in Australia, and houses The University of Melbourne's Department of Psychiatry Professorial Unit.

A range of services are offered at the psychiatric facilities for people with various mental health disorders, including anxiety, depression, schizophrenia, post-traumatic stress, eating disorders, alcohol and drug addiction and obsessive compulsive disorders.

Rehabilitation and extended care

The rehabilitation and extended care sub-division consists of 6 rehabilitation hospitals with approximately 346 available overnight beds,[1] a number of smaller rehabilitation units within medical/surgical hospitals and one supported residential service.

Rehabilitation and extended care hospitals owned or managed by the Healthscope Group include the following:

Hospital	Geographic Area	Number of Available Overnight Beds
Lady Davidson Private Hospital	Sydney	120
The Victorian Rehabilitation Centre	Melbourne	69
Griffith Rehabilitation Hospital	Adelaide	55

Healthscope operates rehabilitation hospitals in Victoria, New South Wales, South Australia and Queensland. It provides services for rehabilitation of patients with acquired brain injury, musculoskeletal injuries, cardiac and stroke, and those requiring pain management.

As an adjunct, Healthscope operates a number of community housing facilities to provide for the longer term residential needs of patients with an acquired brain injury.

Diagnostics division

The diagnostics division operates in the pathology industry. Its businesses provide pathology testing services to various customers. Products and services can be segmented as follows:

- Anatomical Pathology: the examination of tissues or organs.
- Biochemistry: the investigation of blood chemistry.
- Haematology: the examination of blood.
- Microbiology: the identification of bacteria and other parasites.
- Molecular Biology: the use of new test methods, genetic sequencing and DNA fingerprinting for a range of infectious diseases and genetic disorders diagnosis.

The major customers of pathology practices are referring doctors and hospitals. Other customers (who refer tests) include community health centres and dental practices. The pathology market is largely funded via Medicare rebates.

Healthscope's diagnostics division comprises three main subdivisions: human pathology, veterinary pathology and skin cancer clinics. The human pathology sub-division operates under a number of different trade names in various Australian states, including Gribbles (Victoria, South Australia, Queensland and Tasmania), Davies Campbell de Lambert (New South Wales) and General Pathology Laboratories (Western Australia).

Figure 3: Distribution of Healthscope Group financial year 2007 actual diagnostic revenue[2]

Revenue by source


Human Path (O/S)
14%
Vet Path
8%
Human Path
(Aus)
78%

Australian revenue by region


WA
8%
TAS
1%
SA
24%
VIC
46%
QLD
5%
NSW & ACT
16%

Note:

1. As at 8 October 2007. Excludes community and extended care beds.
2. Revenue from skin cancer clinics is included in the human pathology revenue.

Human pathology

The Healthscope Group's human pathology testing business was established in 1936 and acquired by Healthscope in 2004. The business:

- operates in all Australian states and trades primarily as Gribbles, Davies Campbell de Lambert and General Pathology Laboratories;
- has international pathology businesses in New Zealand (Northland), Malaysia (Gribbles) and Singapore (Quest);
- has 44 internationally accredited pathology laboratories in Australia and New Zealand, 14 pathology laboratories in Malaysia and Singapore and more than 287 collection centres;
- processed in excess of 3.7 million patient episodes in Australia during the financial year ended 30 June 2007 and a further 2.3 million across Malaysia, Singapore and New Zealand; and
- has capabilities in medical and scientific research, particularly in relation to molecular based pathology testing.

Veterinary pathology

Healthscope's veterinary pathology testing business, which trades as Gribbles in Australia and New Zealand, provides diagnostic services for veterinary practices, pathology services for the meat, dairy and livestock industries as well as a range of testing including disease exclusion surveys, blood and tissue analysis for nutrients and soil and pasture testing.

Skin cancer clinics

Healthscope's skin cancer clinics business trades as National Clinics (formerly DFG Skin Cancer Clinics) and Skin Alert Skin Cancer Clinics. First established in 1997, the business has expanded since it was acquired by Healthscope in 2005, and now has 30 skin cancer clinics across New South Wales, Queensland, Western Australia, South Australia, Victoria and the Northern Territory.[1]

Note:

1. As at 8 October 2007.

(e) Directors of Healthscope

Details of the directors of Healthscope are set out below.

H Kevin McCann AM – Chairman Non-executive Director *Qualifications: BA, LLB (Hons) LLM, FAICD* Age: 66	Appointed Chairman in March 1994. Mr McCann is a former partner and Chairman of Allens Arthur Robinson, a leading national corporate law firm specialising in mergers and acquisitions, mineral and resource law and capital markets transactions. Mr McCann is Chairman of Origin Energy Limited, the lead independent director of Macquarie Bank Limited and a director of Bluescope Steel Limited. He is also Chairman of the Sydney Harbour Federation Trust, and a member of the Defence Procurement Advisory Board, the Council of the National Library of Australia and the Takeovers Panel. Mr McCann is Chairman of the Nominations Committee.
Linda B Nicholls AO – Deputy Chairman Non-executive Director *Qualifications: BA (Econ), MBA, FAICD* Age: 59	Appointed as Director and Deputy Chairman in January 2000. Ms Nicholls is a corporate adviser and a director of several leading Australian companies and organisations. Ms Nicholls is a director of Sigma Pharmaceuticals Limited, Insurance Manufacturers Australia and St. George Bank Limited. In November 2006, Ms Nicholls was appointed as a Director of the Australian Institute of Company Directors and is President of its Victorian Division. Ms Nicholls was also recently appointed as a non-executive director of the United States Studies Centre at Sydney University. Ms Nicholls is a former Chairman of Australia Post Corporation and a former Director of Perpetual Trustees Australia Limited. Ms Nicholls is a member of the Audit Compliance and Risk Assurance Committee and the Nominations Committee.
Richard A F England – Director Non-executive Director *Qualifications: FCA, MAICD* Age: 57	Appointed Director in October 1996. Mr England is a Chartered Accountant. He is Chairman of Ruralco Holdings Limited and KH Foods Ltd, and a director of St George Bank Limited and Choiseul Investments Limited. Mr England is the Chairman of the Audit Compliance and Risk Assurance Committee and a member of the Nominations Committee.
Ziggy E Switkowski – Director Non-executive Director *Qualifications: PhD, B.Sc (Hons), FAICD* Age: 59	Appointed Director in January 2006. Dr Switkowski is a director of Suncorp-Metway Limited, Tabcorp Holdings Limited and Opera Australia. He was previously the Chief Executive Officer and Managing Director of Telstra Corporation Limited from 1999 to July 2005. In March 2007, Dr Switkowski was appointed as Chair, Australian Nuclear Science and Technology Organisation. Dr Switkowski is Chairman of the Remuneration Committee and a member of both the Audit Compliance and Risk Assurance Committee and the Nominations Committee.
David Evans – Director Non-executive Director *Qualifications: BA (Econ)* Age: 43	Appointed Director in April 2007. He is a director of Mirrabooka Investments Ltd and Essendon Football Club. He was previously a managing director and chief of staff at Goldman Sachs JBWere and held a number of senior executive positions in his seventeen years with the firm. Mr Evans is a member of the Remuneration Committee and the Nominations Committee.
Philip Bullock – Director Non-executive Director *Qualifications: MBA, Dip. Ed.* Age: 54	Appointed Director in September 2007. Mr Bullock is a former CEO and Managing Director of IBM Australia and New Zealand. He was most recently the Vice President of IBM's System's and Technology Group for Asia Pacific, based in Shanghai. Mr Bullock is a member of the Remuneration Committee and the Nominations Committee.
Bruce R Dixon – Managing Director Executive Director *Qualifications: BA (Econ), MAICD* Age: 51	Appointed Managing Director in December 1997. Mr Dixon has an extensive background in the healthcare sector having held senior positions in both private and public hospitals. Prior to joining Healthscope, he held the position of General Manager, SSL Healthcare Services, a division of Spotless Services Limited.

It should be noted that Healthscope intends to invite Mr James Hall (currently a director of Symbion Health) to join the board of Healthscope if both the Diagnostics Transaction and the C&P Scheme are implemented. Mr Hall will consider whether to accept this invitation once the outcome of the C&P Scheme is known.

(f) Financial information

(i) Introduction

This section 4.2(f) sets out certain historical financial information for the Healthscope Group on a stand alone basis.

The historical financial information set out in this section 4.2(f) does not take into account the effects of the proposed acquisition of the Diagnostics Businesses. The information should not be taken as an indication of the likely financial performance of Healthscope following the completion of the Diagnostics Transaction. The information is presented for illustrative purposes only, as a guide to assist Symbion Health shareholders in considering the effect of the Diagnostics Transaction on Healthscope.

The historical financial information of the Healthscope Group provided in this section 4.2(f) is a summary only, and does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and activities of Healthscope and its subsidiaries as a full consolidated financial report. The historical financial information has been extracted from:

- the annual financial report of Healthscope for the year ended 30 June 2006 (the "**2006 Annual Report**"); and
- the annual financial report of Healthscope for the year ended 30 June 2007 (the "**2007 Annual Report**").

A copy of each report, including the applicable consolidated financial report and the independent audit report, is available on Healthscope's website (www.healthscope.com.au). A copy will also be provided by Healthscope free of charge to any Symbion Health shareholder who requests it before the Symbion Health Diagnostics General Meeting (see section 4.2(i)).

(ii) Income statements

Figure 4 sets out:

- an abridged pro-forma consolidated income statement of the Healthscope Group for the year ended 30 June 2006 (extracted from Healthscope's 2006 Annual Report) modified to show normalised earnings and to exclude revenue from prosthetics (which is pass through revenue attracting no profit and is only reported for statutory reporting purposes); and
- an abridged pro-forma consolidated income statement of the Healthscope Group for the year ended 30 June 2007 (extracted from Healthscope's 2007 Annual Report) modified to show normalised earnings and to exclude revenue from prosthetics.

The financial performance of the Healthscope Group set out in Figure 4 has been normalised by removing non-recurring items, including restructuring costs and profits/losses on divested businesses and assets.

Figure 4 provides a summary only.

Figure 4: Abridged pro-forma consolidated income statements of the Healthscope Group

	2006 Pro-forma $'000	2007 Pro-forma $'000
Revenue	985,663	1,224,194
EBITDA before non-recurring items	**132,949**	**177,584**
Margin (%)	*13.5%*	*14.5%*
Depreciation & amortisation	(27,964)	(35,266)
EBIT before non-recurring items	**104,985**	**142,318**
Margin (%)	*10.7%*	*11.6%*
Net borrowing costs	(40,438)	(44,700)
Net profit before tax and non-recurring items	64,547	97,618
Income tax expense	(14,909)	(28,956)
NPAT before non-recurring items	**49,638**	**68,662**

Management discussion and analysis of Healthscope's financial performance

Healthscope Group revenue, excluding revenue from prosthetics of $141 million in financial year 2007, increased by 24% to $1.2 billion in financial year 2007. The increase in revenue was driven by organic growth in the existing businesses plus the full year impacts of the acquisition of 14 ex-Affinity hospitals, the Newcastle Private Hospital management agreement and the acquisition of Davies Campbell de Lambert, all completed in the 2006 financial year, and the acquisition of Brisbane Private Hospital in financial year 2007.

Healthscope Group EBITDA before non-recurring items increased by 34% to $177.6 million in financial year 2007. The increase in EBITDA was driven by the acquisitions undertaken and improved operating margin.

Depreciation and amortisation increased by 26% in financial year 2007 to $35.3 million due to the impact of those hospital and pathology acquisitions.

Finance charges increased by 10.5% to $44.7 million in financial year 2007, reflecting the increased full year debt associated with the acquisitions undertaken by the Healthscope Group in financial year 2006 and an underlying increase in interest rates.

Tax expense, adjusted for non-recurring items, increased by 94% in financial year 2007 to $29.0 million. The normalised effective tax rate increased from 23% to 30%. Financial year 2006 was impacted by a one-off favourable adjustment to the reported income tax expense.

Net profit after tax (pre non-recurring items and minority interests) increased by 38% in financial year 2007 to $68.7 million. The increase was due primarily to the effect of the acquisitions undertaken during financial years 2006 and 2007 together with increased operating margins across the hospital and pathology divisions, offset partially by higher depreciation, finance charges and tax expense.

Non-recurring items reported in Healthscope's 2007 Annual Report included:

- non-recurring restructuring costs of $4.9 million;
- write-down in the carrying value of LabTests Auckland of $6.1 million; and
- one-off profit on the divestment of businesses of $16.5 million.

(iii) Balance sheet

Figure 5 sets out:

- an abridged pro-forma consolidated balance sheet of the Healthscope Group as at 30 June 2006 (extracted from Healthscope's 2006 Annual Report); and
- an abridged pro-forma consolidated balance sheet of the Healthscope Group as at 30 June 2007 (extracted from Healthscope's 2007 Annual Report).

Figure 5 provides a summary only.

Figure 5: Abridged pro-forma consolidated balance sheets of the Healthscope Group

	30-Jun-06 Actual $'000	30-Jun-07 Actual $'000
Assets		
Cash and cash equivalents	9,792	2,441
Trade and other receivables	152,718	83,865
Inventories	25,730	31,151
Property, plant and equipment	566,642	659,598
Intangible assets	747,280	794,023
Other assets	45,550	51,890
Total Assets	**1,547,712**	**1,622,968**
Liabilities		
Trade and other payables	116,736	128,316
Interest bearing liabilities and derivative financial instruments	586,048	557,185
Provisions	82,668	85,722
Other liabilities	31,037	45,274
Total Liabilities	**816,489**	**816,497**
Net Assets	**731,223**	**806,471**
Equity		
Contributed equity	711,181	737,806
Other equity	16,050	68,665
Total Equity	**727,231**	**806,471**
Minority interests	3,992	-
Total Equity attributable to members of the Healthscope Group	**731,223**	**806,471**

Management discussion and analysis of balance sheet movements between 30 June 2006 and 30 June 2007

The decrease in cash and cash equivalents of $7.4 million is due to the utilisation of surplus cash to reduce debt.

Trade and other receivables decreased by $68.9 million, due primarily to the securitisation of trade receivables of $78.9 million.

Property, plant and equipment increased by $93.0 million primarily due to the acquisition of Brisbane Private and Newcastle Private hospitals with a fair value of property, plant and equipment of $61.5 million and capital expenditure of $81.5 million, which includes $16.9 million of incurred capital cost for Lab Tests Auckland Ltd (refer to section 4.2(h)) offset by the divestment of 4 non-core hospitals with a book value of $18.8 million and depreciation charges of $34.7 million.

The increase in intangibles of $46.7 million relates to the acquisition of a minority interest in Gribbles Malaysia Sdn Bhd of approximately 42% to move to 100% ownership, the acquisition of the DoctorsLab Diagnostics business in Singapore and the acquisition of Newcastle Private Hospital and Brisbane Private Hospital.

The decrease in interest bearing liabilities of $28.9 million is due to the repayment of debt funded by operating cash, the securitisation of trade receivables by $78.9 million and the settlement of the divested 4 non-core hospitals for $37.3 million offset by debt drawings of $102.3 million to fund the acquisition of the DoctorsLab Diagnostics business, Brisbane Private Hospital and Newcastle Private Hospital and the minority interest in Gribbles Malaysia Sdn Bhd.

Other liabilities have increased by $14.2 million due to an increase of $7.7 million in current tax and deferred tax liabilities and $6.5 million in deferred purchase consideration in respect of the acquisition of Newcastle Private.

Contributed equity increased by $26.6 million due to the Healthscope shares issued under Healthscope's dividend reinvestment plan.

Minority interests decreased by $4.0 million due to the acquisition by the Healthscope Group of the remaining shares in Gribbles Malaysia Sdn Bhd.

(iv) Cash flow statements

Figure 6 sets out:

- an abridged pro-forma consolidated cash flow statement of the Healthscope Group for the year ended 30 June 2006 (extracted from Healthscope's 2006 Annual Report) modified to show normalised cash flows and to exclude cash flows from prosthetics; and
- an abridged pro-forma consolidated cash flow statement of the Healthscope Group for the year ended 30 June 2007 (extracted from Healthscope's 2007 Annual Report) modified to show normalised cash flows and to exclude cash flows from prosthetics.

Figure 6 provides a summary only.

Figure 6: Abridged pro-forma consolidated cash flow statements of the Healthscope Group

	2006 Pro-forma $'000	2007 Pro-forma $'000
EBITDA before non-recurring items	132,949	177,584
Working capital and other adjustments	1,127	(7,691)
Cash generated from operations	**134,076**	**169,893**
Interest paid	(39,259)	(43,318)
Tax paid	(11,718)	(18,008)
Capital expenditure	(46,569)	(52,330)
(Acquisitions)/Divestments	(521,896)	(69,932)
Greenfield developments	–	(35,030)
Dividends paid	(27,650)	(37,504)
Net proceeds from borrowings	243,778	52,020
Proceeds from shares issued	273,300	26,625
Net cash inflow/(outflow) before non-recurring items	**4,062**	**(7,584)**

Management discussion and analysis of Healthscope's statement of cash flows

The capital expenditure of $52.3 million relates to capital expenditures for the ongoing operations of the Healthscope Group. The capital expenditure for greenfield establishments of $35.0 million relates to LabTests Auckland and Campbelltown Private Hospital.

The net acquisitions/divestments of $69.9 million consists primarily of $102.3 million relating to the acquisitions of Brisbane Private Hospital, Newcastle Private Hospital, the minority interest in Gribbles Malaysia Sdn Bhd, and DoctorsLab Diagnostics together with stamp duty and settlement costs relating to the 14 ex-Affinity hospitals. This has been offset by the proceeds from the divestment of 4 non-core hospitals of $37.3 million.

Dividends paid relates to the total dividends paid during the 2007 financial year of $37.5 million, which has been funded by $26.6 million from the dividend reinvestment plan and associated underwriting program and the remaining $10.9 million funded out of operating cash.

The net proceeds from borrowings of $52.0 million has been used to fund acquisitions of $69.9 million net of repayments of $19.5 million.

(v) Hospitals division

Figure 7 sets out:

- selected information regarding the financial performance of the hospitals division of the Healthscope Group for the year ended 30 June 2006 based on information set out in Healthscope's 2006 Annual Report (modified to show normalised earnings and to exclude revenue from prosthetics); and
- selected information regarding the financial performance of the hospitals division of the Healthscope Group for the year ended 30 June 2007 based on information set out in Healthscope's 2007 Annual Report (modified to show normalised earnings and to exclude revenue from prosthetics).

Figure 7 provides a summary only.

Figure 7: Financial performance of the Healthscope Group's hospitals division (selected information)

	2006 Pro-forma $'000	2007 Pro-forma $'000
Revenue	752,007	960,480
EBITDA before non-recurring items	106,092	141,856
Margin (%)	*14.1%*	*14.8%*
Depreciation & amortisation	(19,614)	(24,776)
EBIT before non-recurring items	**86,478**	**117,080**
Margin (%)	***11.5%***	***12.2%***

Management discussion and analysis of Healthscope's hospital division

Revenue

The hospitals division achieved revenue, excluding revenue from prosthetics, of $960 million in financial year 2007, an increase of $208 million or 28% over financial year 2006. The increase in revenue was driven by the full year impact of the 14 ex-Affinity hospitals effective 1 November 2005. The revenue increase was further impacted by the acquisition of Brisbane Private Hospital in February 2007, Newcastle Private Hospital in June 2007, and the opening of Campbelltown Private Hospital in February 2007.

EBITDA

The hospitals division achieved EBITDA of $141.9 million in financial year 2007, representing 34% growth on financial year 2006. The hospitals division's EBITDA margin increased by 0.7% to 14.8% in financial year 2007. The increase was predominantly driven by the successful integration of the 14 ex-Affinity hospitals.

Depreciation and amortisation

Depreciation and amortisation increased by 26% to $24.8 million in financial year 2007. The increase was predominantly related to the full year impact of the 14 ex-Affinity hospitals effective 1 November 2005, along with the acquisition of Brisbane Private Hospital, Newcastle Private Hospital and the greenfield development at Campbelltown Private Hospital.

EBIT

The hospitals division achieved EBIT of $117.1 million in financial year 2007, representing an increase of 35% on the prior year.

(vi) Diagnostics division

Figure 8 sets out:

- selected information regarding the financial performance of the diagnostics division of the Healthscope Group for the year ended 30 June 2006 based on information set out in Healthscope's 2006 Annual Report (modified to show normalised earnings); and
- selected information regarding the financial performance of the diagnostics division of the Healthscope Group for the year ended 30 June 2007 based on information set out in Healthscope's 2007 Annual Report (modified to show normalised earnings).

Figure 8 provides a summary only.

Figure 8: Financial performance of the Healthscope Group's diagnostics division (selected information)

	2006 Pro-forma $'000	2007 Pro-forma $'000
Revenue	233,558	263,714
EBITDA before non-recurring items	33,612	43,090
Margin (%)	*14.4%*	*16.3%*
Depreciation & amortisation	(8,350)	(10,490)
EBIT before non-recurring items	**25,262**	**32,600**
Margin (%)	***10.8%***	***12.4%***

Management Discussion and Analysis of Healthscope's Diagnostic Division

Revenue

Pathology achieved revenue of $263.7 million in financial year 2007, an increase of $30.2 million or 13% over financial year 2006. The increase in revenue was driven by acquisitions and organic growth. The financial year 2007 acquisition of DoctorsLab Diagnostics (Singapore) and the full year impact of the acquisition of Davies Campbell de Lambert in 2006 has contributed $10.8 million to the growth in financial year 2007. The organic growth of $19.4 million or 8.3% on the previous year was due to both an increase in the average fee per episode and an increase in test volume.

EBITDA

Pathology achieved EBITDA of $43.1 million in financial year 2007, representing 28% growth on financial year 2006. The Pathology EBITDA margin increased by 1.9% to 16.3% in financial year 2007. The increase in EBITDA margins was predominantly associated with improved operating performance in Victoria and New South Wales.

Depreciation and amortisation

Depreciation and amortisation increased by 26% to $10.5 million in financial year 2007. The increase was related to the continuing roll-out of pathology laboratories into Healthscope hospitals and the full year impact of the Davies Campbell de Lambert acquisition.

EBIT

Pathology achieved EBIT of $32.6 million in financial year 2007, representing an increase of 29% on the prior year.

(g) Healthscope shares

(i) Capital structure

As at the date of this document, Healthscope has only one class of shares on issue, being fully paid ordinary shares (referred to in this document as Healthscope shares).

As at the date of this document, there are 239,373,734 Healthscope shares on issue. The number of Healthscope shares on issue prior to the Diagnostics Completion Date will change if, amongst other things, any Healthscope Options or Healthscope Performance Rights are exercised after the date of this document (see sections 4.2(g)(iv) and 4.2(g)(v) for further details regarding Healthscope Options and Healthscope Performance Rights).

(ii) Market information about Healthscope shares

The consideration to be provided to Symbion Health in connection with the acquisition of the Diagnostics Businesses pursuant to the Diagnostics Transaction consists of Healthscope shares.

Healthscope is admitted to the official list of ASX. Shares of the same class as those to be issued as consideration under the Diagnostics Transaction have been granted official quotation by ASX.

The last recorded sale price of Healthscope shares on ASX on 30 April 2007 (being the last recorded sale price prior to the announcement by Symbion Health on 1 May 2007 that it had received a merger proposal from Healthscope) was $5.66. The last recorded sale price of Healthscope shares on ASX on 28 May 2007 (being the last recorded sale price prior to the announcement of the Original Scheme by Symbion Health on 29 May 2007) was $5.74. The last recorded sale price of Healthscope shares on ASX on 24 October 2007 (being 2 days before the date that this document was lodged for registration with ASIC) was $5.31.

During the three month period up to and including 24 October 2007 the highest and lowest recorded sale prices of Healthscope shares on ASX were, respectively, $6.02 on 11 September 2007 and $5.05 on 16 August 2007.

Set out below is a graph depicting the share price performance of Healthscope shares from 1 January 2000 until 24 October 2007.


$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Share Price ($)
25,000
20,000
15,000
10,000
5,000
0
Volume ('000s)
Share Price ($)
Volume (m)

None of the Healthscope share prices referred to above should be taken as necessarily being an indication of the likely price of Healthscope shares following the completion of the Diagnostics Transaction.

(iii) Rights attaching to Healthscope shares

Details of the rights attaching to Healthscope shares are set out in section 5.18 of this document.

(iv) Healthscope Options

Under an executive option plan which the Healthscope Group previously had in place, options for the issue of Healthscope shares ("**Healthscope Options**") were granted to eligible directors and executive officers of the Healthscope Group. Each Healthscope Option provides for the issue of one Healthscope share upon exercise of the option.

Although the executive option plan is no longer operative, 100,001 Healthscope Options remain on issue and are capable of being exercised in accordance with the terms and conditions applicable to them. The exercise of such options will result in further Healthscope shares being issued.

(v) Executive Performance Rights Plan

Healthscope has in place an employee equity plan known as the 'Executive Performance Rights Plan'. The following is a summary of the key terms of the plan.

Under the Executive Performance Rights Plan, eligible senior executives and members of management of the Healthscope Group are eligible to be issued with 'rights to acquire' Healthscope shares ("**Healthscope Performance Rights**"). The Healthscope Performance Rights give the recipient the right, but no obligation, to take up the applicable number of Healthscope shares, subject to the performance rights vesting (which requires certain performance hurdles to be satisfied). No exercise price is payable to exercise the performance rights. The performance rights lapse if they are not exercised by the fifth anniversary after the grant date.

As at the date of this document, there are 955,356 Healthscope Performance Rights on issue (all of which are unvested).

(vi) Healthscope Dividend Reinvestment Plan

Healthscope has a Dividend Reinvestment Plan (or "**DRP**"). The DRP provides Healthscope shareholders with a choice of reinvesting dividends paid on Healthscope shares in the form of further Healthscope shares, rather than receiving those dividends in cash.

Participation in the DRP is optional and open to all holders of Healthscope shares resident in Australia and New Zealand. Participation may be either full or partial. Full participation applies in respect of all Healthscope shares registered from time to time in the participant's name (including shares acquired under the DRP). Partial participation applies for a specific number of Healthscope shares nominated by the participant, with the participant receiving cash dividends on the balance of the shareholding in the normal way.

Healthscope shares allotted under the DRP will, from the date of allotment, rank equally in all respects with all other Healthscope shares. Participation by shareholders in the DRP may be varied or terminated at any time in accordance with the terms of the DRP.

(h) Litigation

Legal proceedings arise from time to time in the course of the business of the Healthscope Group. Other than as described in this section 4.2(h), Healthscope does not believe that the outcome of any current proceedings (as at the date of this document) will have a material adverse effect on the business or financial position of Healthscope or the Merged Group.

In July 2006, LabTests Auckland Limited ("Labtests") (a member of the Healthscope Group) was awarded a contract to supply laboratory services to the Auckland Region District Health Boards (the "ARDHBs") in Auckland, New Zealand for an initial contract period of eight years. Following this decision, the incumbent supplier issued court proceedings against the ARDHBs and Labtests challenging the decision to award the contract to Labtests. It was argued, amongst other things, that the tender process used to award the contract was flawed.

In March 2007, the High Court of New Zealand decided that the ARDHBs' decision and the contract was void and is of no effect. Labtests has appealed this decision. The appeal is scheduled to be heard in May 2008. There is no claim for damages against Labtests.

(i) Information disclosed to ASX and documents lodged with ASIC

Healthscope is a 'disclosing entity' for the purposes of the Corporations Act and as such is subject to continuous reporting and disclosure obligations. Specifically, as a listed company, Healthscope is subject to the ASX Listing Rules which require (subject to certain exceptions) it to notify ASX immediately of any information of which it becomes aware concerning Healthscope that a reasonable person would expect to have a material effect on the price or value of its shares.

ASX maintains files containing publicly disclosed information about all listed companies. Healthscope's file is available for inspection at ASX during normal business hours or from the ASX website (www.asx.com.au).

In addition, Healthscope is also required to lodge various documents with ASIC. Copies of documents lodged with ASIC by Healthscope may be obtained from, or inspected at, an ASIC office.

Healthscope will provide free of charge, to any holder of Symbion Health shares who requests it before the Symbion Health general meeting to consider the Diagnostics Transaction, a copy of:

- the Healthscope Constitution;
- the annual financial report of Healthscope for the year ended 30 June 2007 (being the annual financial report most recently lodged with ASIC before this document was lodged for registration with ASIC);
- any half-year financial report lodged with ASIC by Healthscope after the lodgement of the annual financial report referred to above and before lodgement for registration of this document with ASIC; and
- any continuous disclosure notice given to ASX by Healthscope after the lodgement with ASIC of the annual report of Healthscope for the year ended 30 June 2007 referred to above and before lodgement for registration of this document with ASIC.

The 2007 annual report and notices provided to ASX by Healthscope over the past year can be downloaded from the ASX website (www.asx.com.au), while copies of any of the documents referred to above can be obtained by writing to:

The Company Secretary
Healthscope Limited
Level 1, 407 Royal Parade
Parkville VIC 3052

(j) Further information

Further information in relation to Healthscope and Healthscope Shares is set out in sections 5.1, 5.18 and 5.20 of this document.

(a) Introduction

This section 4.3 has been prepared by Healthscope and is the responsibility of Healthscope, save to the extent it has correctly extracted from the Symbion Health Financial Information, in which case it is the responsibility of Symbion Health. Save as set out above, Symbion Health and its directors, officers and advisers do not assume any responsibility for the accuracy and completeness of this information.

(b) Overview

The revised transaction structure that has been agreed by Healthscope, Symbion Health and the IAC Consortium substantially replicates the commercial outcome envisaged under the Original Scheme. Under the Diagnostics Transaction, Healthscope will acquire Symbion Health's pathology, diagnostic imaging and medical centre businesses as it would have under the Original Scheme. The Diagnostics Transaction will combine Healthscope and Symbion Health's complementary businesses and will create a leading Australian healthcare services company, with the market leading position in pathology, and leading positions in private hospitals, diagnostic imaging and medical centres. The Merged Group will have an improved position in the Australian domestic healthcare industry as a whole, as compared to the Healthscope Group or the Symbion Health Diagnostics Businesses on a stand-alone basis.

Under the Diagnostics Transaction, Healthscope will acquire all of the ordinary shares in SH Holdings, the holding company of the Diagnostics Businesses. Healthscope's acquisition of the Diagnostics Businesses is not conditional upon the C&P Scheme being approved. However, should the C&P Scheme be approved and implemented, following implementation Healthscope will acquire Symbion Health Limited (after the C&P Businesses have been transferred from it to certain IAC Consortium entities) for nominal consideration (plus an amount equal to any cash held by the International Companies) and Healthscope will enter into shared service arrangements with the IAC Consortium to replicate the commercial outcome that would have eventuated under the Original Scheme.

Should the C&P Scheme not be approved and implemented and the Diagnostics Transaction be implemented, Symbion Health (which would at that time own the C&P Businesses alone) will remain listed on ASX and Healthscope will enter into shared service arrangements directly with it.

The significant strategic benefits associated with the integration of the Healthscope Group's hospitals and pathology operations with the Symbion Health Group's pathology, medical centres and diagnostic imaging businesses are compelling and are expected to result in a combined group with the following key attributes:

- pro-forma revenues for the year ended 30 June 2007 of over $2,182 million;[1]
- pro-forma EBITDA for the year ended 30 June 2007 of over $415 million;[2]
- the number 1 position in the Australian pathology industry, based on revenue;
- the number 2 position in the Australian private hospital industry, based on revenue;
- leading positions in diagnostic imaging and medical centres;
- an integrated operating model; and
- stable domestic platform and established presence in the Asian pathology market.

The acquisition of the Symbion Health Diagnostics Businesses by the Healthscope Group will weight the Merged Group to attractive sectors of the domestic healthcare industry. Healthscope believes in the significant strategic benefits the transaction will create for the Merged Group, both in the short term and in the longer term.

Board of directors and management

Following implementation of the Diagnostics Transaction, Healthscope will continue to be led by the existing Healthscope Board of Directors (as described in section 4.2(e)), with current Healthscope Chairman Kevin McCann as Chairman. In addition, Healthscope intends to invite Mr James Hall (currently a director of Symbion Health) to join the Board of Healthscope if both the Diagnostics Transaction and the C&P Scheme are implemented. Mr Hall will consider whether to accept this invitation once the outcome of the C&P Scheme is known.

Healthscope's Managing Director, Bruce Dixon, will continue as Managing Director of the Healthscope Group. Mr Dixon will be supported by the existing Healthscope senior management team and strong, experienced divisional management teams from both Healthscope and Symbion Health. The exact composition of the divisional management teams of the Merged Group will not be finalised until after completion of the Diagnostics Transaction, and the outcome of the C&P Scheme is known.

Capital structure

As at the date of this document, Healthscope has 239,373,734 Healthscope shares on issue. If the Diagnostics Transaction is implemented, Healthscope will issue between approximately 266 million and approximately 302 million additional Healthscope shares in connection with the Diagnostics Transaction (see section 5.19).

Notes:

1. Based on the pro-forma Merged Group financial information set out in section 4.3(i) (and the assumptions and qualifications underlying that pro-forma Merged Group financial information).
2. Based on the pro-forma Merged Group financial information set out in section 4.3(i) (and the assumptions and qualifications underlying that pro-forma Merged Group financial information, including the assumptions relating to the incorporation of synergies).

Description of operating divisions

If the Diagnostics Transaction is implemented, then following completion of that transaction, the Merged Group will comprise the businesses illustrated in Figure 9 below and in the diagrams of the Merged Group's Australian and international operations also shown below.

Figure 9: Merged Group structure


Healthscope
Hospitals
Pathology
Diagnostic Imaging
Medical Centres & Skin Cancer Clinics
· 46 Facilities
· Revenue FY07 $960m
· EBITDA FY07 $142m
· 984 Collection Centres
· 151 Laboratories
· Revenue FY07 $857m
· EBITDA FY07 $147m
· 130 Imaging Sites
· Revenue FY07 $310m
· EBITDA FY07 $55m
· 54 Medical Centre Sites
· 30 Skin Cancer Clinics
· Revenue FY07 $60m
· EBITDA FY07 $11m

Note:

Revenue and EBITDA figures are based on the pro-forma Merged Group financial information set out in section 4.3(i) (and the assumptions and qualifications underlying that pro-forma Merged Group financial information), excluding synergies. The EBITDA amounts shown in the diagram relate to divisional performance only, and exclude corporate head office costs.

Australian domestic & international operations[1]


Malaysia
25 Collection Centres
12 Pathology Labs
Singapore
2 Pathology Labs
Queensland
Allamanda Surgicentre
Allamanda Private Hospital
Brisbane Private Hospital
Pacific Private Hospital
Peninsula Private Hospital
Pine Rivers Private Hospital
RiverCity Private Hospital
Sunnybank Private Hospital
225 Collection Centres
32 Pathology Labs
37 Imaging Sites
9 Medical Centres
10 Skin Cancer Clinics
Northern Territory
Darwin Private Hospital
7 Collection Centres
2 Pathology Labs
1 Skin Cancer Clinic
New South Wales and ACT
Brisbane Waters Private Hospital
Campbelltown Private Hospital
Lady Davidson Private Hospital
Mosman Private Hospital
Nepean Private Hospital
Newcastle Private Hospital
Prince of Wales Private Hospital
Sydney Southwest Private Hospital
The Hills Private Hospital
The Sydney Clinic
Tweed Day Surgery
National Capital Private Hospital
247 Collection Centres
32 Pathology Labs
56 Imaging Sites
19 Medical Centres
12 Skin Cancer Clinics
South Australia
Ashford Private Hospital
Flinders Private Hospital
Griffith Rehabilitation Centre
Parkwynd Private Hospital
The Memorial Hospital
53 Collection Centres
15 Pathology Labs
1 Skin Cancer Clinic
New Zealand
8 Collection Centres
1 Pathology Lab
5 Veterinary Labs
Victoria
Bellbird Private Hospital
Como Private Hospital
Cotham Private Hospital
Dorset Rehabilitation Centre
Geelong Private Hospital
Healthscope Community Programs
Ivanhoe Private Rehabilitation Hospital
John Fawkner Private Hospital
Knox Private Hospital
Melbourne Private Hospital
Northpark Private Hospital
Olympia Private Rehabilitation Hospital
Ringwood Private Hospital
The Geelong Clinic
The Melbourne Clinic
The Victoria Clinic
The Victorian Rehabilitation Centre
316 Collection Centres
39 Pathology Labs
37 Imaging Sites
11 Medical Centres
4 Skin Cancer Clinics
Western Australia
Mount Hospital
99 Collection Centres
10 Pathology Labs
15 Medical Centres
2 Skin Cancer Clinics
Tasmania
Hobart Private Hospital
St Helen's Private Hospital
4 Collection Centres
1 Pathology Lab

1. Based on the aggregate of the Symbion Health Diagnostics Businesses and Healthscope as at 8 October 2007, prior to the effect of any post transaction restructuring and divestments required by the ACCC Undertaking.

(i) Private hospitals

The Symbion Health Group does not have a hospitals business. Therefore, the private hospitals business of the Merged Group will comprise that of the Healthscope Group described in section 4.2(d). In particular:

- Healthscope has Australia's second largest private hospital network, with the Healthscope Group owning or managing 46 medical/surgical, rehabilitation and psychiatric hospitals in Australia. This network consists of well-established, high quality institutions, with many located in key population growth corridors. Hospitals owned or managed by the Healthscope Group include Melbourne Private Hospital, Prince of Wales Private Hospital, Mount Hospital, Ashford Private Hospital and Brisbane Private Hospital.
- The Healthscope Group has a large number of brownfield and greenfield expansion opportunities across its existing portfolio, including major expansionary developments at Mount Hospital and Knox Private Hospital and the construction of a new 140+ bed facility in the North Western Sydney growth corridor, Norwest Private Hospital.
- Healthscope has agreements with all major health funds.

The Australian hospital network of the Healthscope Group which will form part of the Merged Group is summarised in Table 1 below.

Table 1: The Merged Group's Australian hospital network[1]

Hospital Network	Number of Hospitals	Number of Available Overnight Beds
VIC	17	1,221
NSW & ACT	12	1,114
SA	5	556
QLD	8	687
TAS	2	178
WA	1	185
NT	1	87
Total	**46**	**4,028**

(ii) Pathology

The Merged Group will have a leading national presence in the pathology industry with strong market share in all Australian states and established local brands.

Table 2: Merged Group's pathology network[2]

Collection Centre	Healthscope	Symbion Health	Combined
Australian Operations			
VIC	124	192	316
NSW & ACT	32	215	247
SA	53	-	53
QLD	19	206	225
TAS	4	-	4
WA	22	77	99
NT	-	7	7
International Operations			
New Zealand	8	-	8
Malaysia	25	-	25
Total Collection Centres	**287**	**697**	**984**

Note:

1. As at 8 October 2007
2. Based on the aggregate of the Symbion Health Diagnostics Businesses and Healthscope as at 8 October 2007, prior to the effect of any post transaction restructuring and divestments required by the ACCC Undertaking.

Laboratory Network	Healthscope	Symbion Health	Combined
Australian Operations			
VIC	16	23	39
NSW & ACT	5	27	32
SA	15	-	15
QLD	5	27	32
TAS	1	-	1
WA	3	7	10
NT	-	2	2
International Operations			
New Zealand	6	-	6
Malaysia	12	-	12
Singapore	2	-	2
Total Laboratories	**65**	**86**	**151**

In addition to its presence in Australia, the Merged Group will also have a growing presence in the Asian pathology market through the Healthscope Group's Asian businesses. In Malaysia, the Healthscope Group is the leading provider of community pathology services with a market share (based on revenue) in the community pathology segment of around 40%. The Healthscope Group has 12 laboratories (including 8 in hospitals) in Malaysia, including the only laboratory with ISO 15189 accreditation for all major disciplines. In Singapore, the Healthscope Group (through its Quest brand) is also the leading provider of community pathology services with 2 laboratories and a market share (based on revenue) in the community pathology segment of over 50%.

(iii) Diagnostic imaging

The Healthscope Group does not have a diagnostic imaging business, therefore the Merged Group's diagnostic imaging division will comprise that currently conducted by the Symbion Health Group.

The Merged Group will have Australia's third largest diagnostic imaging network by revenues, operating in public hospitals, private hospitals and stand-alone imaging centres in New South Wales, Queensland and Victoria. The Merged Group will operate 130 diagnostic imaging sites using a broad range of techniques and equipment from general x-ray to nuclear medicine. The Symbion Health Group undertook over 2.2 million imaging examinations during the financial year ended 30 June 2007.

On implementation of the Diagnostics Transaction, the Merged Group will have interests in 18 magnetic resonance imaging (MRI) machines and 79 computed tomography (CT) machines, either through direct ownership or joint ventures.

Key imaging brands of the Merged Group will include Queensland Diagnostic Imaging, Sydney X-Ray and Melbourne Ultrasound for Women.

Table 3: Merged Group's diagnostic imaging network

Diagnostic Imaging Network	Number of Sites
VIC	37
NSW	56
QLD	37
Total	**130**

(iv) Medical centres and skin cancer clinics

The Merged Group's medical centres division will include those medical centres currently operated by the Symbion Health Group.

The Merged Group will operate 54 Symbion Health medical centres across 5 Australian states and territories. The medical centre network will engage over 470 General Practitioners. The Symbion Health medical centres (which will form the basis of the Merged Group's medical centres) provided approximately 2,092,000 consultations during the financial year ended 30 June 2007. General Practitioners involved in each medical centre practice will continue to run all clinical aspects of the business, while the Merged Group will receive a portion of revenue generated in consideration for infrastructure, management and operational services provided to them.

Table 4: Merged Group's medical centre network

Medical Centre Network	Number of Sites
VIC	11
NSW	17
QLD	9
WA	15
ACT	2
Total	54

In addition, the Merged Group will operate approximately 30 Healthscope skin cancer clinics across 5 Australian states and the Northern Territory. The skin cancer clinics engage approximately 85 General Practitioners.

Skin Cancer Clinics	Number of Sites
NSW	12
QLD	10
VIC	4
WA	2
SA	1
NT	1
Total	30

(c) Transaction rationale

(i) Creation of Australia's largest pathology network

The combination of Healthscope's and Symbion Health's pathology businesses will create Australia's largest pathology network with a strong stable of brands and significant laboratory capacity. The Merged Group will be the number one pathology provider in Australia based on revenue and a strengthened competitor to the current market leader.

The Symbion Health Group has leading local brands in many markets. Whilst the branding strategy will remain local, Healthscope intends to maintain and enhance these brands through an integrated marketing and cross-promotion strategy, including, where appropriate, through the Symbion Health Group's medical centres and Healthscope's hospital network.

Figure 10: Combined pathology branding[1]


Healthscope
General Pathology
LABORATORIES
Gribbles
PATHOLOGY
Davies Campbell de Lambert
PATHOLOGY
symbion
Health
dorevitch
Pathology
symbion
Laverty Pathology
MML Pathology.
western
diagnostic
Pathology

Note:

1. The 'Symbion Health' and 'Symbion Health logo' trade marks would be transferred from Symbion Health to the C&P Companies under the Restructure Agreement (relating to the proposed restructure of the Symbion Health Group). Under the same agreement the Diagnostics Group will obtain the ownership of certain trade marks currently registered in the name of Symbion Health but which are used in the Diagnostics Businesses. Some of these trade marks incorporate the Symbion Health logo (the 'Diagnostics Trade Marks'). The Restructure Agreement also provides that the relevant Symbion Health Group members would grant to the Diagnostics Group a non-exclusive, royalty-free licence to use the 'Symbion Health' and 'Symbion Health logo' trade marks for 18 months in Australia in connection with the same goods and services to which those marks were applied by the Diagnostics Businesses prior to the restructure. At the end of that period, the Diagnostics Group must cease to use those two trade marks, whether on their own or as part of the Diagnostics Trade Marks.

The Diagnostics Transaction will significantly increase the scale of the Healthscope Group's current pathology operations. In many markets, there is duplication between the Healthscope and Symbion Health pathology networks, and a central strategic rationale of the Diagnostics Transaction is the opportunity to rationalise this infrastructure and optimise the location of laboratories to maximise referral capture and enhance service delivery. The rationalisation and increase in scale will also improve Healthscope's ability to provide a diverse range of career development opportunities for its staff. Healthscope expects the cost savings and other restructure benefits to improve EBITDA margins in the pathology division, from approximately 16% on a Healthscope Group stand-alone basis to over 20% on a pro-forma basis for the Merged Group.

The Merged Group will have a network of over 140 laboratories and 900 collection centres and a workforce of pathologists, scientists, collection staff, couriers and support staff.[1] National coverage will improve the chances of winning national testing contracts and clinical trials business.

Figure 11: Combined pathology market share based on licensed collection centres[2]


Market Share
70%
60%
50%
40%
30%
20%
10%
0%
NSW/ACT
NT
QLD
SA
TAS
VIC
WA
28%
4%
64%
46%
4%
42%
13%
33%
21%
33%
10%
Symbion Health
Healthscope

(ii) Creation of a unified and integrated network

The combination of Healthscope's businesses with Symbion Health's Diagnostics Businesses will create a truly integrated private healthcare company and may enable the Merged Group to capture synergies between each business under ownership. Healthscope expects the long term benefits from such integration to be significant.

Integration is a rising trend in the private healthcare sector in Australia and is aimed at enabling the capture of additional revenue and improved margins and increasing patient volumes from a unified referral base. The addition of diagnostic imaging and pathology revenue streams to a hospital's service offering also increases the financial return on the fixed investment in the hospital facility. The model is widely used by major hospital groups in the United States, United Kingdom, Europe and South-East Asia. Public hospitals in Australia use a similar model and Primary Health Care and Sonic Healthcare both use their medical centres as a source of referrals for their pathology business.

At present, Healthscope is the only private 'for profit' healthcare company to be successfully achieving hospital and pathology integration. The model has been well received by doctors and patients to date, and with the model having been widely used by the Australian public health care network for some time, Healthscope is confident of a favourable reception with its extension to diagnostic imaging and medical centres.

(iii) Improved position in the domestic healthcare sector

Combining the diagnostics businesses of two of Australia's leading healthcare services providers will result in the Healthscope Group having an improved position within the domestic healthcare sector. Healthscope will have leading positions in private hospitals and pathology and a larger footprint in the domestic health care sector as a whole. This improved position within the domestic sector will provide a foundation for the Merged Group to investigate opportunities to further expand its current operations internationally.

(d) Business strategy and operational plan

(i) Stable industry environment

The Merged Group's businesses are underpinned directly or indirectly by Federal Government funding and policies that are supportive of private healthcare. This has generally resulted in strong and stable cash flows for the respective businesses of the Healthscope Group and Symbion Health Group.

Note:

1. Based on the aggregate of the Symbion Health Diagnostics Businesses and Healthscope as at 8 October 2007, prior to the effect of any post-transaction restructuring.
2. The chart in Figure 11 is based on information sourced from Medicare Australia records as at 20 February 2007 and Healthscope management estimates.

Private hospitals receive a significant proportion of their funding from private health insurers who have agreements with private hospital operators to provide services to fund members. The Federal Government provides a 30% tax rebate to the cost of private health insurance premiums to individuals who obtain private health insurance. The Federal Government's Lifetime Health Cover program also provides a strong incentive for individuals to obtain private health insurance before the age of 31. These policies have assisted in driving private health insurance membership among the Australian population from approximately 31 % in 1999 to approximately 43% as at 30 June 2007.

Revenues from the pathology and diagnostic imaging businesses are supported by industry funding agreements with the Federal Government. These agreements provide for total government outlays for these services to increase by approximately 5% per annum. Each agreement runs for 5 years. The current pathology agreement expires on 30 June 2009, and the current diagnostic imaging agreement expires on 30 June 2008. Negotiations are currently under way between the Commonwealth Government and diagnostic imaging industry bodies regarding a new diagnostic imaging agreement. Healthscope is not expecting any major changes to the Federal Government funding policy.

Figure 12: Pathology and diagnostic imaging industry funding

Pathology funding value



8.4%
7.3%
8.1%
7.9%
6.1%
6.4%
4.6%
1,088
1,157
1,254
1,312
1,407
1,522
1,642
1,742
2000
2001
2002
2003
2004
2005
2006
2007
Funding Value ($m)
Growth

Diagnostic imaging funding value



4.9%
5.0%
5.0%
4.1%
11.5%
8.5%
6.5%
1,105
1,159
1,217
1,278
1,331
1,483
1,609
1,714
2000
2001
2002
2003
2004
2005
2006
2007
Funding Value ($m)
Growth

(ii) Integration will enable the Merged Group to present a unified healthcare network to customers

The breadth of the Merged Group's businesses may provide opportunities for significant cross-referrals within the network. Medical centres will be a key driver of pathology, hospital and diagnostic imaging referrals. Similarly, hospitals could be a driver of pathology and diagnostic imaging referrals. Services will continue to be delivered through localised brands to ensure that revenue leakage is minimised whilst preserving clinical integrity. At the same time significant integration will occur at back-office and regional levels across the distinct services.

(iii) Relationships with key stakeholders

The Healthscope Group has strong relationships with its staff, clinical professionals and customers. The Merged Group will seek to maintain and nurture these relationships as they are considered to be the keys to the success of its business model.

As the operator of the largest healthcare services network in Australia, the Merged Group will be seeking to attract and retain leading medical practitioners. A larger clinical and referrer base will enable investment in the most advanced technologies providing a further attraction, particularly to imaging specialists. The increase in scale will also enable the Merged Group to provide a diverse range of career and development opportunities to its staff. Healthscope will consider a range of alternative compensation and remuneration programs for its staff to appropriately align incentives.

(iv) Growth opportunities

Healthscope intends to pursue growth opportunities both domestically and internationally. Domestic acquisition-led growth will be focused on bolt-on acquisitions, particularly in hospitals and medical centres including niche practice areas like skin cancer clinics.

Internationally, the opportunities for acquisitions are likely to be focused on pathology in the Asian region (where the Healthscope Group already has a presence in Malaysia and Singapore). The Healthscope Group also has a growing presence in pathology in New Zealand.

(v) Margin improvement

Healthscope expects margins in the core pathology business of the Merged Group to be significantly higher than they currently are for the Healthscope Group due to the realisation of cost synergies. In particular, the elimination of duplicate infrastructure that Healthscope expects to achieve following the implementation of the Diagnostics Transaction is expected to lead this improvement.

Healthscope also expects to benefit from an improved bargaining position with suppliers, while leveraging its advanced automated technology platform across a greater volume of pathology episodes.

Healthscope intends to continue Symbion Health's initiatives in improving the performance of the Symbion Health Group's diagnostic imaging network through rationalisation of underperforming sites, and use of digital technology where appropriate. Healthscope recognises that there are significant cost pressures in diagnostic imaging, and is considering methods of incentivising radiologists by more closely aligning productivity and profitability with compensation.

(vi) Leading brand names

The Merged Group will have long-standing, established and respected brands in healthcare services, such as Gribbles, Dorevitch, QML, Laverty and Western Diagnostic. Healthscope intends to maintain and enhance these brands through co-ordinated marketing, while unifying the underlying logistical infrastructure.

(vii) Improved risk management and business diversity

The Merged Group will have lower operating risk and a more diverse revenue base, as compared with the Healthscope Group on a stand-alone basis. Based on the pro-forma financial information of the Merged Group for the financial year ended 30 June 2007 set out in section 4.3(i), the EBIT of the Merged Group will be more evenly balanced between pathology and hospitals (as compared with that of the Healthscope Group on a stand-alone basis).

Figure 13: Pro-forma business mix of the Merged Group


EBITDA FY07
Healthscope
Pathology
23%
Hospitals
77%
Symbion Health
Diagnostic
Imaging
Pathology
& Medical Centres
44%
Pharmacy
20%
Merged Group
Pathology
& Medical
Centres
45%
Hospitals
40%

The change in business mix will enhance the diversity of the Healthscope Group's earnings, while remaining within areas of its core competence.

(e) Divestments required under the ACCC Undertaking

On 15 August 2007, the ACCC announced that it would not oppose the acquisition of Symbion Health by Healthscope under the Original Scheme. The ACCC agreed to the Previous ACCC Undertaking proposed by Healthscope, which related to the divestment of certain pathology assets, as follows:

- Gippsland, Victoria;
- Benalla, Victoria;
- Wangaratta, Victoria; and
- Albury, NSW.

The Previous ACCC Undertaking will be withdrawn and replaced with the ACCC Undertaking to reflect the structure of the Diagnostics Transaction. However, the commercial effect of the Previous ACCC Undertaking has not been altered, and the same divestments are required under the ACCC Undertaking as were required under the Previous ACCC Undertaking.

The required divestments represent approximately $34 million in annual revenues and will reduce the identified annual cost synergies by approximately $2 million, from $79 million under the Original Scheme to $77 million under the Revised Proposal. Healthscope and Symbion Health have agreed that these effects are acceptable to the overall transaction. The ACCC has indicated to Healthscope that is will not require any further market inquiries in connection with the Diagnostics Transaction.

The quantified impact of the divestments required by the ACCC Undertaking on identified cost synergies, as referred to in Table 5 below, is a result of detailed analysis of the individual sites being divested.

(f) Transaction synergies

Overview

In addition to the strategic benefits created by the Diagnostics Transaction, Healthscope believes that net cost synergies of $77 million per annum should be available from the Diagnostics Transaction by the third year following implementation (financial year 2010). Healthscope has also identified potential for revenue synergies, through its due diligence investigations, which it believes are potentially achievable over the longer term.

Cost Synergies

Prior to the announcement of the Original Scheme in May 2007, Healthscope undertook detailed due diligence on the Symbion Health Group and identified significant cost synergies that could result from the acquisition of Symbion Health's Diagnostics Businesses. Having identified synergy opportunities, a detailed process was undertaken by Healthscope management to substantiate the estimated synergies and the underlying assumptions supporting those estimates. Elimination of uncertainty with respect to the ACCC approval process gives Healthscope additional confidence that the net level of estimated cost synergies is achievable.

The source and quantum of each class of synergies comprising the total estimated cost synergies of $77 million per annum (net of the impact of the divestments required by the ACCC Undertaking) is detailed below. Due to the delay in transaction timing compared with that under the Original Scheme, Healthscope now expects that approximately 7% of these synergies would be achieved in financial year 2008, approximately 77% in financial year 2009, and 100% in financial year 2010.[1]

Table 5: Estimated net cost synergies

Description	Value ($m) per annum
Pathology Cost Synergies	60.1
Corporate Cost Synergies	16.9
Total Cost Synergies	77.0

Sources of cost synergies

As indicated in Table 5 above, the two fundamental sources of the estimated cost synergies arise from the consolidation of the pathology and corporate operations of the Healthscope Group and the Symbion Health Group. The amount of the estimated pathology synergies has been the subject of detailed analysis and evaluation between Healthscope's pathology management team and external advisers. The resultant estimates have been refined throughout a period of due diligence. A breakdown of the sources of the identified cost synergies follows:

- The majority of the cost synergies relate to laboratory consolidation, via the integration and rationalisation of overlapping Healthscope and Symbion Health laboratories. Laboratories will be consolidated to optimize the geographic spread and quality of the Merged Group's facilities going forward.
- The other pathology savings relate to:
  - procurement of consumables;
  - the closure of overlapping collection centres within the network; and
  - the rationalisation of duplicated pathology corporate functions and pathology IT.

The estimated corporate synergies have also undergone a similar process of testing and refining throughout Healthscope's due diligence process in relation to the acquisition of Symbion Health (under the Original Scheme) and the acquisition of Symbion Health's Diagnostics Businesses under the Diagnostics Transaction. Of the $16.9 million per annum amount referred to in Table 5 above:

- the majority relates to the rationalisation of corporate functions (i.e. board of directors and executive management) and the saving of costs previously incurred by Symbion Health as a result of being a public listed company; and
- the remainder represents information technology savings, which primarily relate to the merging of the respective businesses' operations to common IT platforms.

Healthscope has estimated the one-off cost of achieving the identified cost synergies to be approximately $51 million. This amount comprises approximately $34 million in operating expenditure, and up to $17 million in capital expenditure. The bulk of these one-off costs will be realised in 2008 and 2009 financial years.

The primary sources of implementation costs include redundancy costs, pathology laboratory closure costs, capital expenditure relating to laboratory expansion and information technology integration, as well as the establishment of a Project Implementation Team to manage the overall integration of the Healthscope and Symbion Health businesses.

Revenue synergies

Since announcement of the Original Scheme in May 2007, Healthscope has undertaken further investigation and planning in relation to the potential revenue synergies that may result from the acquisition of Symbion Health's Diagnostics Businesses. Detailed analysis of the potential revenue synergies involved identification and quantitative analysis, as well as the formulation of a detailed transaction implementation plan that is designed to maximise revenue synergy capture.

Note:

1. These expectations are based on the assumption that implementation of the Diagnostics Transaction occurs by February 2008.

These potential revenue synergies have not been quantified or included in the $77 million per annum net synergies amount referred to above.

Risks

The realisation and timing of the synergies referred to above are subject to certain risks, which are further described in section 2.2.

Detailed integration plan

Healthscope management has prepared a detailed integration plan which is focused on estimated synergy drivers, and will be facilitated and overseen by a dedicated management team comprising members from both the Healthscope and Symbion Health management teams.

(g) Dividends

Assuming that the Diagnostics Transaction is completed before the record date for any Healthscope interim dividend in respect of the period ending 31 December 2007, the Healthscope shares issued to Symbion Health and distributed to Symbion Health shareholders in connection with the Diagnostics Transaction will be entitled to participate in such interim dividend. In this regard, Healthscope has agreed that the 'ex date' and record date for such an interim dividend will occur after 28 February 2008 (being the deadline under the Diagnostics Transaction Implementation Deed for completion of the Diagnostics Transaction to occur).

Going forward, Healthscope will continue to assess the level of dividend payments in light of the prevailing circumstances at the relevant times, including by reference to the level of profits that are available for distribution and the capital needs of the Merged Group.

(h) EPS

In the announcement of the Diagnostics Transaction on 8 October 2007, Healthscope indicated that the proposed acquisition of the Diagnostics Businesses is expected to be EPS accretive to Healthscope shareholders in the full year ending 30 June 2010.

The EPS impact was determined prior to the earnings impact of non-recurring items (including one-off integration costs), depreciation and amortisation arising from acquisition accounting, and is based on management's expectations of the operational performance for the various businesses included in the Merged Group. For this calculation, it was assumed that the Healthscope VWAP would be $5.60.

A number of factors will influence the ultimate EPS impact of the acquisition of the Diagnostics Businesses, including:

- the number of Healthscope shares that will be issued to Symbion Health as a result of the actual Healthscope VWAP;
- the future financial and operating performance of both Healthscope in a pro-forma standalone capacity and the Merged Group;
- the timing and magnitude of synergies that are realised by the Merged Group;
- future interest rates and currency exchange rates;
- the impact of the ACCC Undertaking on the Merged Group's earnings and gearing; and
- the amount of future dividends paid by Healthscope, and the operation of and level of shareholder participation in Healthscope's dividend reinvestment plan.

These factors, and others, will influence in a collective manner the ultimate EPS impact of the Diagnostics Transaction. Different combinations of outcomes from these various factors would, on an overall basis, produce different EPS outcomes. No one factor alone will be determinative of the ultimate impact on EPS.

(i) Pro-forma financial information of the Merged Group

(i) Information prepared

For the purpose of considering the effect of the Diagnostics Transaction on Healthscope, the following pro-forma financial information has been prepared:

- an abridged pro-forma consolidated income statement of the Merged Group for the year ended 30 June 2007;
- an abridged pro-forma consolidated balance sheet of the Merged Group as at 30 June 2007; and
- an abridged pro-forma consolidated cash flow statement of the Merged Group for the year ended 30 June 2007.

The abridged pro-forma financial information for the Merged Group presented in this section 4.3(i) is for illustrative purposes only. It is provided to assist Symbion Health shareholders in considering the effect of the implementation of the Diagnostics Transaction on Healthscope.

The abridged pro-forma consolidated balance sheet of the Merged Group as at 30 June 2007 assumes, amongst other things, that Healthscope had acquired all of the Diagnostics Businesses under the Diagnostics Transaction as at 30 June 2007. The abridged pro-forma consolidated income statement of the Merged Group and abridged pro-forma consolidated cash flow statement of the Merged Group, in each case for the year ended 30 June 2007, assume, amongst other things, that Healthscope had acquired all of the Diagnostics Businesses under the Diagnostics Transaction as at 1 July 2006. Further details of the other applicable assumptions are set out below in this section 4.3(i).

It should be noted that no forecast information in relation to the financial performance of the Merged Group post implementation of the Diagnostics Transaction is being provided, as Symbion Health and Healthscope are not able to provide any such information which is sufficiently meaningful and reliable to include in this document. In this regard, the Merged Group's performance in any period will reflect a number of factors that cannot, at this stage, be predicted with a high level of confidence and are outside its control. In this regard, section 2.2 sets out risks relevant to the performance of the Merged Group's business.

It should also be noted that the abridged pro-forma consolidated income statement of the Merged Group and abridged pro-forma consolidated cash flow statement of the Merged Group set out in this section 4.3(i) are not forecasts. They do not purport to reflect the likely reported earnings or cash flows of the Merged Group for the year ended 30 June 2008 or for any other period, and do not constitute a representation that future profits (or any other matter) will be achieved, either at all or in the amounts or by the dates indicated.

The actual reported earnings and cash flows of the Merged Group will vary from the pro-forma financial information set out in this section 4.3(i) due to factors including the following:

- the effective date of the acquisition of the Diagnostics Businesses by Healthscope will be later than 1 July 2006; and
- any synergy and efficiency benefits expected to be achieved in the first year after implementation of the Diagnostics Transaction will be significantly lower than those expected to be achieved in the third full financial year after the completion of the Diagnostics Transaction (the level of synergies and efficiencies assumed for the purposes of financial information for the Merged Group are for the third financial year after the completion of the Diagnostics Transaction (being financial year 2010)).

(ii) Basis of preparation

The pro-forma financial information has been prepared in accordance with the measurement and recognition requirements (but not all the disclosure requirements) of Australian Accounting Standards as if the pro-forma transactions set out in this section 4.3(i) had occurred on the applicable dates. International Financial Reporting Standards form the basis of Australian Accounting Standards adopted by the AASB, being Australian equivalents to International Financial Reporting Standards (AIFRS).

The pro-forma financial information has been prepared on the basis of:

- the 'stand alone' financial information in relation to Healthscope (set out in section 4.2(f)), including the assumptions underlying the preparation of that information; and
- the 'stand alone' financial information in relation to Symbion Health (set out in section 4.1(f)), including the assumptions underlying the preparation of that information.

All financial information relating to Healthscope has been provided by, and is the sole responsibility of, Healthscope. All financial information relating to Symbion Health has been provided by, and is the sole responsibility of, Symbion Health.

It should also be noted that the pro-forma Merged Group financial information:

- does not contain all of the disclosures that are usually provided in an annual report prepared in accordance with the Corporations Act;
- does not include the notes to and forming part of the financial statements of Symbion Health and Healthscope; and
- does not take into account the divestitures that will be required as a result of the ACCC Undertaking.

(iii) Assumptions and risks

The pro-forma financial information set out in this section 4.3(i) should be read together with:

- the assumptions underlying their preparation as set out in sections 4.3(i)(iv), 4.3(i)(v) and 4.3(i)(vi);
- the risk factors set out in section 2.2; and
- the other information contained in this document.

In particular, Symbion Health shareholders should carefully consider the assumptions and risk factors when considering the information and assessing the future performance of the Merged Group.

(iv) Abridged pro-forma consolidated income statement of the Merged Group

Figure 14 sets out an abridged 'stand-alone' consolidated income statement of the Healthscope Group, an abridged 'stand-alone' consolidated income statement of the Diagnostics Businesses, and an abridged pro-forma consolidated income statement of the Merged Group (assuming that Healthscope had acquired all of the Diagnostics Businesses under the Diagnostics Transaction as at 1 July 2006), in each case for the year ended 30 June 2007. Figure 14 provides a summary only.

Figure 14: Abridged pro-forma consolidated income statement of the Merged Group for the year ended 30 June 2007

	Healthscope 2007 Pro-forma	Symbion Diagnostics 2007 Pro-forma	Pro-forma Adjustments	Pro-forma Merged Group 2007	Synergies	Pro-forma Merged Group 2007 Including Synergies
	$'000	$'000	$'000	$'000	$'000	$'000
Revenue	1,224,194	957,852	-	2,182,046	-	2,182,046
EBITDA before non recurring items	**177,584**	**161,241**	-	**338,825**	**77,000**	**415,825**
Margin (%)	*14.5%*	*16.8%*	-	*15.5%*	-	*19.1%*
Depreciation & amortisation	(35,266)	(42,948)	-	(78,214)	(3,993)	(82,207)
EBIT before non recurring items	**142,318**	**118,293**	-	**260,611**	**73,007**	**333,618**
Margin (%)	*11.6%*	*12.3%*	-	*11.9%*	-	*15.3%*
Net borrowing costs	(44,700)	(31,074)	(44,550)	(120,324)	-	(120,324)
Net profit before tax and non-recurring items	**97,618**	**87,219**	**(44,550)**	**140,287**	**73,007**	**213,294**
Income tax expense	(28,956)	(26,166)	13,857	(41,265)	(21,902)	(63,167)
NPAT before non-recurring items	**68,662**	**61,053**	**(30,693)**	**99,022**	**51,105**	**150,127**

The abridged pro-forma consolidated income statement of the Merged Group for the year ended 30 June 2007 has been provided to demonstrate an indicative statement of financial performance of the Merged Group assuming that Healthscope had acquired the Diagnostics Businesses under the Diagnostics Transaction as at 1 July 2006. Cost synergies added to the pro-forma income statement have been calculated based on Healthscope's expectations of future cost synergies that will flow to the Merged Group over a number of years (refer to section 4.3(f) for further explanation of the synergies).

Transaction specific assumptions

- The synergies included in the pro-forma consolidated income statement of the Merged Group are the anticipated full year synergies for financial year 2010 (ie, after integration is anticipated to be fully completed) and are based on financial year 2008 dollars. The expected phasing of synergies is 7% in financial year 2008, 77% in financial year 2009 and 100% in financial year 2010.
- As a result of the ACCC Undertaking, the pro-forma Merged Group revenues are estimated to be reduced by approximately $34 million. No adjustment has been made for the impact of the divestments required by the ACCC Undertaking to the abridged pro-forma consolidated income statement of the Merged Group set out in Figure 14. The annual run rate cost synergies, originally identified as $79 million, have been reduced by $2 million.
- The impact of additional depreciation expense of future implementation capital expenditure to be incurred has been included in the column entitled Pro-forma Merged Group 2007 Including Synergies in the abridged pro-forma consolidated income statement of the Merged Group set out in Figure 14.
- Non-recurring implementation costs referred to in section 4.3(f) have been excluded from the abridged pro-forma consolidated income statement of the Merged Group.
- The pro-forma interest expense for the Merged Group is based on the application of an interest rate of 8.1% to the incremental debt of the Merged Group from assuming the existing debt of the Diagnostics Businesses at completion of the Diagnostics Transaction and paying the transaction costs, as if this debt had been assumed and these transaction costs had been incurred effective 1 July 2006.
- The tax expense has been derived by removing the impact of non recurring adjustments to the tax expense and the tax impact of non recurring items in the income statement.

(v) Abridged pro-forma consolidated balance sheet of the Merged Group

Figure 15 sets out selected information which has been derived from the audited balance sheet of Healthscope as at 30 June 2007 (as presented in the financial report of Healthscope for the year ended 30 June 2007), the audited balance sheet of Symbion Health as at 30 June 2007 (as presented in the financial report of Symbion Health for the year ended 30 June 2007), and an abridged pro-forma consolidated balance sheet of the Merged Group as at 30 June 2007 (prepared based on the assumptions set out below). Figure 15 is a summary only.

Figure 15: Abridged pro-forma consolidated balance sheet of the Merged Group as at 30 June 2007

	Healthscope June 2007 Actual $'000	Symbion Health June 2007 Actual $'000	LESS Consumer & Pharmacy June 2007 Actual $'000	Symbion Diagnostics June 2007 Pro-forma $'000	Recapitalisation and Acquisition Adjustments $'000	Pro-forma Merged Group June 2007 $'000
Assets						
Cash and cash equivalents	2,441	154,430	-	154,430	(154,430)	2,441
Trade and other receivables	83,865	272,462	171,234	101,228	-	185,093
Inventories	31,151	279,617	265,322	14,295	-	45,446
Property, plant and equipment	659,598	239,160	66,999	172,161	-	831,759
Intangible assets	794,023	1,160,888	337,872	823,016	1,657,101	3,274,140
Other assets	51,890	119,351	45,559	73,792	(5,723)	119,959
Total Assets	**1,622,968**	**2,225,908**	**886,986**	**1,338,922**	**1,496,948**	**4,458,838**
Liabilities						
Trade and other payables	128,316	540,817	451,359	89,458	-	217,774
Interest bearing liabilities and derivative financial instruments	557,185	601,208	1,718	599,490	367,125	1,523,800
Provisions	85,722	152,972	13,682	139,290	(21,306)	203,706
Other liabilities	45,274	55,230	9,649	45,581	13,763	104,618
Total Liabilities	**816,497**	**1,350,227**	**476,408**	**873,819**	**359,582**	**2,049,898**
Net Assets	**806,471**	**875,681**	**410,578**	**465,103**	**1,137,366**	**2,408,940**
Equity						
Contributed equity	737,806	-	-	-	1,598,090	2,335,896
Other equity	68,665	871,794	410,578	461,216	(460,724)	69,157
Total Equity	**806,471**	**871,794**	**410,578**	**461,216**	**1,137,366**	**2,405,053**
Minority interests	-	3,887	-	3,887	-	3,887
Total Equity attributable to members of the Merged Group	**806,471**	**875,681**	**410,578**	**465,103**	**1,137,366**	**2,408,940**

Transaction specific assumptions

- The acquisition accounting assumes a Healthscope VWAP of $5.60 and an exchange ratio of 0.4393 Healthscope shares for each Symbion Health share and that 649,630,030 Symbion Health shares are on issue at the date of acquisition.
- The information for the Merged Group shows the impact of the acquisition of the Diagnostics Businesses under the Diagnostics Transaction. There is no impact on the consolidated Merged Group from the implementation of the C&P Scheme between Symbion Health and the IAC Consortium. Accordingly, that transaction has been excluded.
- For the purposes of calculating intangible assets in the pro-forma Merged Group balance sheet, the book value of Symbion Health's assets and liabilities, as reported in the audited accounts as at 30 June 2007, is assumed to be equal to their fair value at the date of acquisition (with the exception of contingent liabilities noted below).
- A review of the fair value of assets and liabilities of the Diagnostics Businesses will be undertaken post acquisition, however, for the purposes of providing financial information in this document the contingent liabilities of the Diagnostics Businesses as at 30 June 2007 have been adjusted in the pro-forma Merged Group balance sheet where applicable. When the fair value review is completed, adjustments may need to be made to the fair value of the assets and liabilities as disclosed in the pro-forma balance sheet and other intangible assets may need to be recognised. These adjustments may give rise to changes in the actual amortisation charges compared to the amortisation charges included in the pro-forma income statement.
- Under the Diagnostics Transaction, it is expected that the tax base of certain assets of the Diagnostics Businesses will be different to the accounting values of these assets on entry into the Healthscope tax consolidated group. Any impact of such adjustments on the measurement of deferred tax on acquisition will have an equal and opposite impact on goodwill.
- It is assumed that the deferred tax assets associated with carried forward capital tax losses will not meet the same business or ownership tests and therefore they have not been recognised as an asset (or a reduction in deferred tax liabilities) in the pro-forma Merged Group balance sheet. Revenue tax losses recognised in the accounts of Symbion Health as deferred tax assets are expected to be fully utilised during the 2007 financial year.

- In compiling the pro-forma consolidated balance sheet of the Merged Group, all transaction costs associated with the transaction have been assumed to have been paid out of interest bearing liabilities.
- The transaction costs incurred by Healthscope, apart from debt facility costs, have been capitalised as intangible assets in the pro-forma consolidated balance sheet of the Merged Group. The debt facility costs have been allocated against interest bearing liabilities and will be amortised over the term of the facility.
- The Symbion Health balance sheet has been modified to reclassify debtors associated with the pharmacy securitisation program. The adjustment increases the non-securitised trade debtors and decreases cash and cash equivalents by $42.3 million.
- The impact of the final Symbion Health dividend paid in respect of the financial year ended 30 June 2007 has been recognized as an adjustment to the net debt acquired at completion.

(vi) Abridged pro-forma consolidated cash flow statement of the Merged Group

Figure 16 sets out an abridged 'stand-alone' consolidated cash flow statement of the Healthscope Group, an abridged 'stand-alone' consolidated cash flow statement of the Diagnostics Businesses, and an abridged pro-forma consolidated cash flow statement of the Merged Group (assuming that Healthscope had acquired the Diagnostics Businesses under the Diagnostics Transaction as at 1 July 2006, as well as the transaction specific assumptions set out below), in each case for the year ended 30 June 2007. Figure 16 provides a summary only.

Figure 16: Abridged pro-forma consolidated cash flow statement of the Merged Group for the year ended 30 June 2007[1]

	Healthscope 2007 Pro-forma	Symbion Diagnostics 2007 Pro-forma	Pro-forma Adjustments	Pro-forma Merged Group 2007	Synergies	Pro-forma Merged Group 2007 Including Synergies
	$'000	$'000	$'000	$'000	$'000	$'000
EBITDA before non-recurring items	177,584	161,241	-	338,825	77,000	415,825
Working capital and other adjustments	(7,691)	(29,368)	-	(37,059)	-	(37,059)
Cash generated from operations	**169,893**	**131,873**	-	**301,766**	**77,000**	**378,766**
Interest paid	(43,318)	(31,074)	(42,910)	(117,302)	-	(117,302)
Tax paid	(18,008)	(26,166)	12,873	(31,301)	(21,902)	(53,203)
Capital expenditure	(52,330)	(32,949)	-	(85,279)	-	(85,279)
(Acquisitions) / Divestments	(69,932)	(49,837)	-	(119,769)	-	(119,769)
Greenfield Developments	(35,030)	-	-	(35,030)	-	(35,030)
Dividends paid to minority shareholders	-	(3,648)	-	(3,648)	-	(3,648)
Net proceeds from borrowings	52,020	-	-	52,020	-	52,020
Proceeds from shares issued	26,625	-	-	26,625	-	26,625
Net cash inflow / (outflow) before non recurring items and dividends to the Merged Group's shareholders	**29,920**	**(11,801)**	**(30,037)**	**(11,918)**	**55,098**	**43,180**

Note:

1. Net cash inflow/(outflow) before non-recurring items does not include one-off implementation costs referred to in section 4.3(f).

Transaction specific assumptions

- The synergies included in the pro-forma consolidated cash flow statement of the Merged Group are the anticipated full year synergies for financial year 2010 (ie, after integration is anticipated to be fully completed) and are based on financial year 2008 dollars. The expected phasing of synergies is 7% in financial year 2008, 77% in financial year 2009 and 100% in financial year 2010.
- No adjustment has been made for the impact of the divestments required by the ACCC Undertaking to the abridged pro-forma consolidated cash flow statement of the Merged Group set out in Figure 16.

- The pro-forma interest expense for the Merged Group is based on the application of an interest rate of 8.1% to the incremental debt of the Merged Group from assuming the existing debt of the Diagnostics Businesses at completion and paying the transaction costs, as if this debt had been assumed and these transaction costs had been incurred effective 1 July 2006.
- All transaction costs associated with the transaction and the non-recurring implementation costs (referred to in section 4.3(f)) have been excluded from the abridged pro-forma consolidated cash flow statement of the Merged Group.
- The timing of the tax payments on the pro-forma adjustments and synergies are assumed to be the same as the timinig of the expenditure.

(j) Healthscope's intentions with respect to the Diagnostics Businesses

(i) Introduction

This section 4.3(j) sets out Healthscope's intentions in relation to:

- the continuation of the Diagnostics Businesses of Symbion Health;
- any major changes to the Diagnostics Businesses and any redeployment of the fixed assets of the Diagnostics Businesses; and
- the future employment of the present employees of the Diagnostics Businesses,

if the Diagnostics Transaction is implemented.

These intentions are based on the information concerning Symbion Health, its business and the general business environment which is known to Healthscope at the time of preparation of this document, which is limited to publicly available information and a due diligence review of certain non-public material provided by Symbion Health.

Final decisions regarding these matters will only be made by Healthscope in light of material information and circumstances at the relevant time. Accordingly, the statements set out in this section 4.3(j) are statements of current intention only, which may change as new information becomes available to it or as circumstances change, including as a result of the outcome of the review referred to in section 4.3(j)(iii).

(ii) Corporate matters

If the Diagnostics Transaction is implemented, Healthscope would acquire all of the shares in SH Holdings, being the entity that owns the Symbion Health Diagnostics Businesses. Symbion Health (which will then own the C&P Businesses alone) will either remain listed on the ASX or be acquired by Lantern.

If Healthscope acquires Symbion Health from Lantern pursuant to the Symbion Share Sale Deed (at which time it is anticipated that Symbion Health will have been removed from the Official List of ASX, and would no longer hold the C&P Businesses), Healthscope intends to reconstitute the Symbion Health Board so that it comprises persons nominated by Healthscope. Those nominees have not yet been identified by Healthscope. Final decisions on the selection of Healthscope's nominees will be made in light of the circumstances at the relevant time.

(iii) General operational review

As at the date of this document, Healthscope has conducted a due diligence investigation reviewing certain non-public information about the Symbion Health Group provided by Symbion Health.

Consequently, Healthscope's knowledge of the assets and operations of the Symbion Health Group is limited to public information and that non-public information.

Accordingly, if the Diagnostics Transaction is implemented, Healthscope intends to conduct a thorough and broad-based general review of the operational structure, assets, businesses, personnel and operations of the Diagnostics Businesses (and the Merged Group as a whole).

This review will apply quantitative and qualitative factors to measure performance and areas for improvement. Healthscope will use the processes and methodologies developed in relation to its previous acquisitions to guide this review.

While Healthscope does not have any specific intentions in relation to this review or its outcomes, its current expectation is that a focus of the review will be on:

- the determination of the most effective path to deliver Healthscope's estimated cost synergies and other efficiency gains, by combining the businesses of Healthscope with the Symbion Health Diagnostics Businesses (see section 4.3(f)); and
- the progressive expansion of the Diagnostics Businesses' revenue base, in particular with a view to Healthscope's hospitals having access to pathology and diagnostic imaging services provided by Symbion Health where they are not already provided by the Healthscope Group. To facilitate this potential expansion, a full review will be undertaken of:
  - the capacity of the individual laboratories of the Diagnostics Businesses and their equipment;
  - the location of the collection centres of the Diagnostics Businesses;
  - the relevant courier practices and routes adopted by the Diagnostics Businesses; and
  - the staffing arrangements of the Diagnostics Businesses.

The review may impact on employees of the Merged Group, including as described in section 4.3(j)(iv). In particular, as a result of this review and in order to achieve the cost savings referred to above, some Symbion Health Group employees or Healthscope Group employees may be made redundant. If that is the case, such employees would receive, on redundancy, payments and other benefits in accordance with their contractual and other legal entitlements.

Healthscope is not in a position to determine exactly how many employees may be affected in this way, nor the full nature or timing of any such redundancies, until it has completed its detailed review. However, its intentions with respect to the business include the elimination of duplication in the cost structures of the Merged Group.

(iv) Head office and head office employees

The general operational review described in section 4.3(j)(iii) will include a detailed review of corporate overhead costs. Healthscope expects to rationalise the head office functions of Symbion Health and Healthscope following the outcome of that review. Healthscope intends to combine certain common Symbion Health and Healthscope corporate head office functions. It is anticipated that a number of Symbion Health and Healthscope head office employees would be made redundant and would receive, on redundancy, payments and other benefits in accordance with their contractual and other legal entitlements.

Healthscope is not in a position at this time to determine how many employees may be affected in this way, nor the full nature and timing of any redundancies, until it has conducted the detailed review referred to in section 4.3(j)(iii).

(v) Other intentions

Other than as set out in or referred to in this section 4.3, it is the present intention of Healthscope to:

- generally continue the Diagnostics Businesses of Symbion Health;
- not make any major changes to the Diagnostics Businesses of Symbion Health nor to redeploy any of the fixed assets of the Diagnostics Businesses of Symbion Health; and
- continue the employment of the present employees of the Diagnostics Businesses of Symbion Health.

(a) Introduction

Symbion Health's operations currently span 4 different business segments: pathology (including medical centres), diagnostic imaging, consumer and pharmacy services. However, if the Diagnostics Transaction is implemented, but the C&P Scheme is not implemented, Symbion Health will remain listed and operate in two business segments: the Consumer Business and the Pharmacy Business (**"Symbion Health C&P"**).

Symbion Health C&P will be an integrated pharmaceuticals company with a presence across the supply chain through manufacturing, distribution and sales and marketing.

Both the C&P Businesses are established businesses with leading market positions. These businesses currently operate as divisions within Symbion Health, with their own management teams and operational infrastructure. However, there is some interaction between these divisions given the related industries in which they operate.

With the exception of certain corporate functions currently provided by Symbion Health's head office, these businesses are positioned to operate on a standalone basis.

The purpose of this section is to provide details on the operational, financial and other characteristics of Symbion Health C&P if it remains listed following the implementation of the Diagnostics Transaction. The information in this section only applies if the Diagnostics Transaction is implemented but the C&P Scheme is not implemented.

(b) Symbion Health C&P overview

Following the Diagnostics Transaction, Symbion Health C&P will be an integrated pharmaceuticals company, listed on the ASX. Symbion Health C&P would comprise of two businesses, Symbion Consumer and Symbion Pharmacy Services.


Symbion Health shareholders
100%
symbion
Consumer
Pharmacy Services

Each of these businesses have strong established market positions in attractive industry segments.

- Symbion Consumer is Australia's leading manufacturer and distributor of nutraceuticals (primarily health supplements) to pharmacies, health food and grocery stores.
- Symbion Pharmacy Services is a leading distributor of pharmaceutical and over the counter products to pharmacies and hospitals across Australia, as well as providing retail services to pharmacies.

In recent years, these businesses have produced solid revenue and earnings growth, and in financial year 2007 Symbion Health C&P had pro-forma revenue of $2,821.4 million, and pro-forma earnings before interest and tax of $84.0 million[1]. It is expected that Symbion Health C&P would be an ASX200 company.

The following charts show Symbion Consumer and Symbion Pharmacy Services combined EBIT over the past two financial years, and the relative contribution of each business to Symbion Health C&P's EBIT in financial year 2007.

Figure 1: Symbion Consumer and Symbion Pharmacy Services EBIT[2]


100
80
60
40
20
0
($ million)
67.0
84.0
FY2006
FY2007

Figure 2: Symbion Health C&P financial year 2007 EBIT split


Consumer
44%
Pharmacy Services
56%

Note:

Excludes unallocated EBIT of -$4.1 million that is included in the pro-forma financial information for the year ended 30 June 2007 for Symbion Health C&P.

Based on pro-forma financial information for the year ended 30 June 2007, assuming a 2007 pro-forma net debt/EBITDA (before securitisation charge) of 3.0x, Symbion Health C&P would have approximately $353 million of surplus debt capacity (assuming Diagnostics Completion had occurred on 30 June 2007).[3] Symbion Health C&P may consider using these funds to return capital to Symbion Health shareholders or fund strategic acquisition opportunities.

Note:

1. Excludes unallocated EBIT of -$4.1 million that is included in the pro-forma financial information for the year ended 30 June 2007 for Symbion Health C&P.
2. Excludes unallocated EBIT of -$4.1 million that is included in the pro-forma financial information for the year ended 30 June 2007 for Symbion Health C&P.
3. Based on pro-forma financial information, including the average net debt and average securitisation balances for the year ended 30 June 2007, adjusted for the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007, and excluding any transaction costs incurred post 30 June 2007. The actual surplus debt capacity at Diagnostics Completion will depend on a number of factors including working capital balances at that time, cashflows of the Diagnostics Businesses between 30 June 2007 and Diagnostics Completion, the transaction costs associated with the implementation of the Revised Proposal and the unallocated corporate expenses incurred up until Diagnostics Completion.

Given that all Symbion Health corporate functions will be transferred to Healthscope as part of the Diagnostics Transaction (with some exceptions), Symbion Health C&P will need to establish its own corporate functions if the C&P Scheme is not implemented.

As an interim measure, Healthscope and Symbion Health have entered into a Shared Services Agreement to provide any necessary services to Symbion Health C&P.

(c) Symbion Consumer

Industry overview

The Australian nutraceuticals market is valued at approximately $1 billion per annum. The term nutraceuticals includes vitamins, minerals, herbal and other health supplements. Nutraceuticals are sold through the four major channels of pharmacies, groceries, health food stores and direct to consumer. With the exception of Symbion Consumer and Blackmores Limited, the Australian nutraceuticals market is fragmented with a number of small suppliers.

Nutraceuticals are regulated as therapeutic goods, and are administered by the TGA. Manufacturers of nutraceuticals must comply with the TGA's good manufacturing practice.

Long term growth within the nutraceuticals market is underpinned by several key drivers. The ageing population continues to generate growth in the market, as does an increasing focus on wellness and self maintenance of health. Furthermore, there is an increased recognition by health care professionals of the role of complementary medicines. The credibility of the industry is enhanced by constantly evolving research underpinning the science behind complementary medicines.

Business overview

An introduction to Symbion Consumer is provided in section 4.1(d).

Symbion Consumer is a vertically integrated consumer health business focused on nutraceutical and niche over the counter products. Symbion Consumer is the leading provider of nutraceutical products, with market share of approximately 21%. Symbion Consumer develops, manufactures and markets these products across the pharmacy, grocery, health food and direct to consumer channels.

Symbion Consumer has a strong portfolio of brands, with a specific brand targeted for each channel and a multi channel, power brand positioned across all channels. This differentiated branding strategy enables products to be better targeted to suit specific channels.

Symbion Consumer's leading brands include:

- Nature's Own™ – multi channel brand;
- Cenovis® – primarily grocery brand;
- BioOrganics™ – primarily pharmacy brand;
- Microgenics® – health food store only brand; and
- Golden Glow® – direct to consumer brand.

Symbion Consumer sells over approximately 600 stock keeping units (SKUs), with key products including glucosamine, fish oil and multivitamins. There is an emphasis on higher margin products that have a proven, tangible therapeutic outcome. The business also distributes a select range of over-the-counter products, including Betadine®, a leading pharmacy antiseptic in Australia.

Approximately 60% of Symbion Consumer's products are manufactured in-house at the facility in Virginia, Queensland. The remaining products largely consist of soft gel products which are manufactured externally through local contract manufacturers.

(d) Symbion Pharmacy Services

Industry overview

The pharmacy distribution market in Australia is responsible for distributing pharmaceuticals and over the counter products to pharmacies and hospitals across Australia. It is estimated that the total Australian pharmaceutical distribution market is valued at $9.8 billion per annum.

The distribution of pharmaceutical products to pharmacies and hospitals in Australia is primarily undertaken by specialist wholesalers and directly by manufacturers. Wholesalers that provide the full range of pharmaceutical products and offer delivery of prescription pharmaceutical products within 24 hours to all pharmacies nationwide are referred to as full line wholesalers.

Under the Pharmaceutical Benefits Scheme, or PBS, the Federal Government directly subsidises the cost of pharmaceuticals prescribed by medical practitioners and dispensed by pharmacists. The terms for payments to pharmacies in respect of PBS pharmaceuticals are governed by a series of pharmacy guild agreements between the Federal Government and the Pharmacy Guild of Australia. Wholesalers then negotiate individual trading arrangements with individual pharmacies.

The 4th Government Guild Agreement was finalised in 2006, and expires in 2010. Under this agreement, the wholesale margin was reduced from 10% to 7%. To compensate for the reduction in the margin, the agreement also introduced the Community Service Obligation ("CSO") pool of $150 million per annum, which recognises the additional costs faced by full line wholesalers in providing the full range of PBS products to pharmacies.

The Federal Government recently announced a number of further reforms to the PBS involving price reductions for generic products, to be introduced progressively from 2008 onwards. However, the Federal Government has also announced an increase in the CSO funding pool of $23 million per annum, to compensate wholesalers for these changes.

Key growth drivers for the pharmacy distribution industry include the increasing demand for prescription medicines due to an ageing population and the strong pipeline of new pharmaceutical products coming onto the market from global pharmaceutical companies. These positive drivers are partially offset by the Federal Government's increasing focus on controlling PBS expenditure through a number of reforms and the increasing uptake of generic products in the Australian market.

Business overview

An introduction to Symbion Pharmacy Services is provided in section 4.1(e).

Symbion Pharmacy Services is a leading distributor of ethical and over the counter products to retail pharmacies and hospitals across Australia. Symbion Pharmacy Services also provides a range of related services, including retail development services to pharmacies, the operation of a fully integrated point of sale system, and the provision of third party logistics services to pharmaceutical companies. Each of these functions are looked at in more detail below.

- *Pharmacy distribution*: Symbion Pharmacy Services core function is the delivery of ethical and over the counter products to retail pharmacies and hospitals across Australia. Symbion Pharmacy Services distributes over 16,000 products to 2,500 pharmacies across Australia. The business offers at least once daily deliveries of the full range of PBS medicines anywhere in Australia. Symbion Pharmacy Services operates through a network of 14 warehouses, with warehouses located in every state and territory in Australia.
- *Hospitals distribution*: Symbion Pharmacy Services also distributes to 350 hospitals across Australia, using the same fixed cost infrastructure as the pharmacy distribution business.
- *Retail services*: Symbion Pharmacy Services provides a range of retail development services to pharmacies including marketing, promotional support, back office support, technology, training and merchandising programs. These services are provided through its two leading pharmacy brands, Terry White® and Chemmart®, and through its offering to independent pharmacies, which is referred to as Pharmacy Choice.
- *Minfos (Point of sale system)*: Symbion Pharmacy Services owns and operates Minfos, a fully integrated point of sale, financial, inventory and retail management system. Over 550 pharmacies across Australia use this software.
- *Third party logistics*: Symbion Pharmacy Services performs pre-wholesaling and direct to pharmacy distribution services on behalf of manufacturers, utilising the existing pharmacy and hospital distribution networks.

(e) Board and management

Symbion Health C&P Management

Termination of Symbion Health's existing Managing Director and Chief Executive Officer

Under the terms of the Transaction Implementation Deed, if the Diagnostics Transaction is completed the employment of Symbion Health's current Managing Director and Chief Executive Officer, Mr Robert Cooke, will be terminated, with effect from the earlier of the C&P Implementation Date and the End Date. If the Diagnostics Transaction is implemented but the C&P Scheme is not implemented, Mr Cooke's employment will be terminated at the End Date, being 28 February 2008. Payments will be awarded to Mr Cooke in relation to the termination of his employment equal to 3 times his total fixed remuneration for the year ended 30 June 2007. These termination payments will be funded by Healthscope.

Further details of the entitlements of Mr Cooke are set out in section 5 of this document.

Managing Director and Chief Executive Officer of Symbion Health C&P

If the Diagnostics Transaction is completed but the C&P Scheme is not implemented, an appointment to the role of Managing Director and Chief Executive Officer of Symbion Health C&P would be made from suitably qualified applicants for the role, which are expected to include applicants from Symbion Health's existing management team.

Divisional Management

Both the Consumer Business and Pharmacy Business have strong and experienced management teams. It is proposed that divisional management teams would remain largely unchanged.

Symbion Health C&P Board of Directors

If the Diagnostics Transaction is implemented, but the C&P Scheme is not implemented, it is proposed that the composition of non-executive directors on the Symbion Health C&P Board would initially remain unchanged from the Symbion Health Board.

Mr Paul McClintock, Symbion Health's Chairman, would continue as chairman of Symbion Health C&P, and Mr James Hall, Dr Ian Blackburne and Dr Christine Bennett would continue as non-executive directors.

It is proposed, however, that in due course the Symbion C&P Board would conduct a review of its composition in light of the changes to the scope of its businesses.

Mr Robert Cooke, Symbion Health's current Managing Director and Chief Executive Officer, would retire from the Symbion Health Board, effective from the same date that his employment with Symbion Health is terminated.

(f) Dividend Policy

The Symbion Health C&P Board will assess the level of dividend payments in light of the prevailing circumstances at the relevant times, including the general business environment, the operating results and financial position of Symbion Health C&P, funding requirements, capital management initiatives and potential growth opportunities.

(g) Key strengths

Symbion Health C&P has market leading positions

Symbion Consumer is the leading supplier of nutraceuticals in the Australian market, through its portfolio of brands spanning the pharmacy, grocery, health food stores and direct to consumer channels.

Symbion Pharmacy Services is one of the three major participants in the market for the distribution of prescription and over the counter products to retail pharmacies across Australia.

Positive demographics underpinning industry growth

Symbion Health C&P will benefit from positive demographic trends in Australia. In particular, the ageing population is expected to drive increased demand for Symbion Health C&P's products and services.

The Australian nutraceutical market is expected to experience solid growth due to the ageing population, greater health awareness leading to self management of health, and an increasing trend for complementary health products to be used alongside more traditional western medicines.

Growth in the Pharmacy Business is underpinned by growth in government funding provided under the PBS. This will be driven by increased demand from the ageing population and by new and more expensive drugs being introduced, partially offset by the impact of Government initiatives aimed at slowing the rate of growth under the PBS.

Experienced management team

Symbion Health C&P will have an experienced management team at both the corporate and divisional level. The senior management positions are expected to be largely filled by existing Symbion Health management who have significant industry, operational and business experience.

Symbion Health C&P has strong brand names

Symbion Consumer has a portfolio of leading nutraceutical brands including Nature's Own™, Cenovis®, BioOrganics™ and Microgenics®. These are all well recognised brands with large customer followings and strong positions in their respective channels.

Symbion Pharmacy Services has two leading retail pharmacy brand groups. Terry White Chemists® is positioned as a premium shopping centre brand, and Chemmart® is positioned as a premium community pharmacy brand. These established brands are key drivers of wholesale volumes and customer loyalty in this business.

Symbion Health C&P has established infrastructure with capacity for growth

Symbion Pharmacy Services has sound and established warehouse, distribution and information technology infrastructure that is capable of accommodating future growth and development.

Symbion Consumer manufactures approximately 60% of its products in-house at its purpose-built manufacturing facility in Queensland. Significant benefits flow from being a vertically integrated supplier, including quality, efficiency and flexibility. Furthermore, Symbion Consumer's manufacturing facility has capacity to accommodate future growth.

(h) Strategic Direction

The strategic direction of Symbion Health C&P will be reviewed and approved by the Symbion Health C&P Board and management at the time it becomes apparent that the Diagnostics Transaction will be implemented but the C&P Scheme will not be implemented. The strategic direction in this section outlines a general strategic direction for Symbion Health C&P, and provides some more detail on the strategies currently in place in the C&P Businesses.

There is no assurance that the strategies outlined in this section will be implemented. The Symbion Health C&P Board and management may recommend different business strategies than those set out in this section.

Symbion Health C&P Group Strategy

Symbion Health C&P will be an integrated pharmaceuticals company with a presence across the supply chain through manufacturing, distribution and sales and marketing.

Symbion Health C&P will focus on building and integrating its already established presence across the supply chain, and improving margins and growing market share across both the Consumer Business and Pharmacy Business.

Given that Symbion Health C&P will have excess capital following the implementation of the Diagnostics Transaction, the Symbion Health C&P Board will likely assess the range of potential acquisition opportunities against various capital management initiatives.

Symbion Consumer strategic direction

Symbion Consumer's market positioning is enhanced by its ability to target different customer groups through its distinctive and well known brand names. Key to Symbion Consumer's strategy is the ongoing differentiation of these brands to different customer groups, and through differing retail channels. This specific targeting of brands allows Symbion Consumer to tailor solutions to different market segments.

Symbion Consumer's vertical integration through its in-house manufacturing provides for increased efficiencies and greater agility in the supply chain. In-house manufacturing allows tight control of costs through manufacturing efficiencies and direct contact with raw materials suppliers. Symbion Consumer continues to drive these economic benefits through a major focus on strategic purchasing, and maximising the percentage of product manufactured in-house.

Symbion Consumer will remain active in reviewing potential acquisition opportunities, both locally and overseas, as a means to supplement the existing portfolio of products and brands, and expand the geographic reach.

Pharmacy Services strategic direction

Symbion Pharmacy Services' overall objective is to be the leading independent wholesaler to retail and hospital pharmacies across Australia.

While continuing to deliver margin improvement, focus will remain on delivering industry best service levels to customers (in-full-on-time).

Growth and investment in the two key brands, Terry White Chemists® and Chemmart®, is an important strategic focus as this delivers stronger partnerships with these key customers.

The commitment to independent pharmacies is further strengthened with the ongoing development and expansion of the Pharmacy Choice retail services program. This program will assist independent pharmacies to improve their overall performance and forge a closer relationship with Symbion Pharmacy Services.

Symbion Pharmacy Services will continue further to develop IT solutions, including the minfos pharmacy software, that provides supply chain efficiencies and makes transacting with Symbion Pharmacy faster and simpler.

The national implementation of once-a-day service delivery is continuing and further benefits in operational performance are expected to flow from this program as the execution of this strategy is completed over the coming year.

Maintaining a leading position in the hospital sector will be achieved through strong customer and supplier relationships supported by utilising the existing service delivery capability of the established pharmacy services business.

(i) Details of Shared Services Agreement

Under the Diagnostics Transaction, all of the existing corporate services of Symbion Health will be transferred to Healthscope on implementation of the Diagnostics Transaction (with some exceptions). However, Symbion Health and Healthscope have agreed on a shared services agreement that will operate if the Diagnostics Transaction is implemented.

Under the Shared Services Agreement, Healthscope will provide certain corporate services to Symbion Health C&P for generally a period of nine months from the implementation of the Diagnostics Transaction, in exchange for a monthly fee. Services covered by the Shared Services Agreement include payroll, accounts payable, fixed asset management, IT support and other corporate services. Certain services are specifically excluded, including workers compensation services, legal services and OH&S services.

Further details of the Shared Services Agreement are set out in section 5.21(e) of this document.

(j) Summary of financial performance of Symbion Health C&P

In the event that the Diagnostics Transaction is implemented but the C&P Scheme is not implemented, Symbion Health will remain listed and own the C&P Businesses. This section sets out the actual financial information for the 2006 and 2007 financial years for Symbion Pharmacy Services and Symbion Consumer and the pro-forma financials for Symbion Health C&P assuming the Recapitalisation Steps have taken place and that Symbion Health C&P remains listed.

(i) Symbion Health C&P income statement

The table below sets out an abridged extract of the audited consolidated financial performance of Symbion Health as at 30 June 2006 and 30 June 2007 for Symbion Consumer and Symbion Pharmacy Services (extracted from financial information used to prepare Symbion Health's 2007 Annual Report). It also contains the pro-forma 2007 financial performance for Symbion Health C&P including estimated unallocated revenues and expenses.

	2006 Actual $000	2007 Actual $000	2007 Pro-forma adjustments $000	2007 Pro-forma $000
Revenue	2,491,910	2,821,388	-	2,821,388
EBITDA	74,689	92,188	(3,100)	89,088
EBITDA margin %	3.00%	3.27%	-	3.16%
Depreciation	(6,992)	(7,403)	(650)	(8,053)
Amortisation	(675)	(829)	(300)	(1,129)
EBIT	**67,022**	**83,956**	**(4,050)**	**79,906**
EBIT margin %	**2.69%**	**2.98%**	**-**	**2.83%**
Net Borrowing (Costs)/Income	(13,299)	(16,276)	20,719	4,443
Income Tax Expense	(16,172)	(20,641)	(4,664)	(25,305)
Net Profit After Tax	**37,551**	**47,039**	**12,005**	**59,044**

Income statement movements from 30 June 2006 to 30 June 2007 (actual)

- The C&P Businesses combined financial year 2007 revenue of $2,821.4 million, representing growth of 13.2% on financial year 2006. The revenue growth was driven by an increase in revenue in both of these businesses.
- The C&P Businesses combined financial year 2007 EBITDA of $92.2 million, representing growth of 23.4% on financial year 2006. Both the businesses contributed to the strong growth in EBITDA.
- The C&P Businesses recorded combined depreciation and amortisation of $8.2 million in financial year 2007, representing growth of $0.6 million over financial year 2006.
- The C&P Businesses reported combined EBIT of $84.0 million in financial year 2007, a 25.3% increase on financial year 2006.
- Net borrowing cost increased to $16.3 million in 2007 from $13.3 million. This is largely due to the increased level of receivables being sold into the debtors securitisation program of the Pharmacy Business in 2007 as a result of increased revenue in this business.
- Net profit after tax increased 25.3% in 2007 as compared to 2006. This increase is in line with the combined businesses increase in overall profitability.

2007 Pro-forma adjustments

- The 2007 pro-forma EBITDA result of $89.1 million includes additional unallocated corporate costs of $3.1 million, as a result of Symbion Health C&P operating as a stand-alone entity.
- The 2007 pro-forma result includes additional depreciation and amortisation of $1.0 million as a result of additional capital expenditure required by Symbion Health C&P to operate as a stand-alone entity.
- The 2007 pro-forma net borrowing income of $4.4 million is largely comprised of $20.7 million interest income from the investment of the estimated average cash on hand of $337.5 million, $17.9 million of finance expenses relating to the debtors securitisation program of the Pharmacy Business and a $1.1 million benefit from the amortisation of financial guarantee contracts.
- The 2007 pro-forma tax expense of $25.3 million assumes an effective tax rate of 30%.

Symbion Health C&P balance sheet

The table below sets out an abridged extract of the audited consolidated balance sheets of Symbion Health as at 30 June 2006 and 30 June 2007 for Symbion Consumer and Symbion Pharmacy Services (extracted from financial information used to prepare Symbion Health's 2007 Annual Report). It also contains the pro-forma 2007 balance sheet for Symbion Health C&P including estimated unallocated net assets.

	30 June 2006 Actual	30 June 2007 Actual	2007 Pro-forma adjustments	30 June 2007 Pro-forma
	$000	$000	$000	$000
Assets				
Cash and equivalents	-	-	436,250	436,250
Trade and other receivables	134,594	128,982	24,102	153,084
Inventories	249,160	265,322	-	265,322
Property, plant and equipment	66,073	66,999	2,250	69,249
Intangible assets	316,497	337,872	1,446	339,318
Other assets	46,436	45,559	(851)	44,708
Total Assets	**812,760**	**844,734**	**463,197**	**1,307,931**
Liabilities				
Trade and other payables	400,172	451,359	30,280	481,639
Interest bearing liabilities and derivative financial instruments	2,242	1,718	-	1,718
Provisions	23,391	13,682	200	13,882
Other liabilities	10,457	9,649	34,746	44,395
Total Liabilities	**436,262**	**476,408**	**65,226**	**541,634**
Net Assets	**376,498**	**368,326**	**397,971**	**766,297**

Balance sheet movements from 30 June 2006 to 30 June 2007 (actual)

- Inventories increased by $16.4 million due to increases in Symbion Pharmacy inventories to support increased trading activity and in Symbion Consumer inventories due predominantly to the acquisition of Carlson Health Group.
- Intangibles increased by $21.4 million due to increases in goodwill and brand names as a result of the acquisition by Symbion Consumer of the Carlson Health Group.
- Trade and other payables increased by $51.2 million reflecting increased trading activity.

Pharmacy debtors securitisation facility

Symbion Health has an off-balance sheet securitisation facility that relates to trade debtors of Symbion Pharmacy Services. The balance of this facility as at 30 June 2007 was $268.8 million with an average daily balance across financial year 2007 of $251.8 million.

Symbion Pharmacy and Symbion Consumer Working Capital Requirements

It is estimated that Symbion Health C&P had average funded working capital balances of $102.5 million for its Pharmacy Business and Consumer Business in the 2007 financial year.

Pro-forma adjustments as at 30 June 2007

Cash and cash equivalents

- Following completion of the Diagnostics Transaction and the repayment of Symbion Health's external debt of $403.9 million (as at 30 June 2007), it is envisaged that Symbion Health C&P will have $436.3 million in excess cash.
- The average net debt balance for the 2007 financial year was $544 million (this excluded cash held on trust for the debtors securitisation program).

Trade and other receivables

- Pro-forma trade and other receivable balances include additional receivables of $24.1 million. This increase is largely related to the indemnities for self insurance workers compensation claims relating to businesses previously divested by Symbion Health (including the Diagnostics Businesses sold to Healthscope).

Property, plant and equipment and intangible assets

- Symbion Health C&P expects to spend an additional $3.8 million in capital expenditure to establish a corporate services structure to enable it to run as a stand-alone entity.

Trade and other payables

- Pro-forma trade payables increased by $30.3 million. This increase largely relates to liabilities associated with the self-insurance workers compensation claims of $12.7 million and $7.7 million provision relating to the liquidation of dormant legal entities.

Other liabilities

- Other liabilities on a pro-forma basis increase by $34.7 million. This increase is related to income tax balances that are retained by Symbion Health C&P.

Symbion Health C&P cash flow statement

The table below sets out abridged extracts of the audited consolidated cash flow statements of Symbion Health for the years ended 30 June 2006 and 30 June 2007 for Symbion Consumer and Symbion Pharmacy Services (extracted from financial information used to prepare Symbion Health's 2007 Annual Report). It also contains the pro-forma abridged 2007 cash flow statement extract for Symbion Health C&P including unallocated cash flows.

	2006 Actual	2007 Actual	2007 Pro-forma adjustments	2007 Pro-forma
	$000	$000	$000	$000
EBITDA	74,689	92,188	(3,100)	89,088
Working capital and other	(9,052)	30,812	-	30,812
Cash generated from operations	**65,637**	**123,000**	**(3,100)**	**119,900**
Interest (paid)/received	(13,327)	(17,092)	20,719	3,627
Tax paid	(47)	39	(25,305)	(25,266)
Capital expenditure	(8,102)	(7,956)	(3,750)	(11,706)
Net acquisitions expenditure	(636)	(21,926)	-	(21,926)
Cash flows from operations	**43,525**	**76,065**	**(11,436)**	**64,629**

Cash flow discussion for the period ended 30 June 2007

- Financial year 2007 actual cash generated from operations of $123.0 million is significantly above financial year 2006 due to improved profitability of the combined businesses and strong working capital management.
- Actual capital expenditure in 2006 of $8.1 million and 2007 of $8.0 million is in line with the depreciation and amortisation expense of $8.2 million.
- Payments for acquisitions of $21.9 million relate to the acquisition by the Symbion Consumer division of Carlson Health in February 2007.

2007 Pro-forma adjustments

- Pro-forma 2007 interest received assumes an additional cash inflow of $20.7 million as a result of interest income received on estimated average cash on hand balance of $337.5 million.
- Pro-forma 2007 tax paid assumes that the tax paid equals the pro-forma tax expense.
- Symbion Health C&P is expected to incur additional capital expenditure of $3.8 million in financial year 2007 as a result of operating as a stand-alone entity.

(ii) Symbion Consumer income statement

The table below sets out selected information regarding the financial performance of Symbion Consumer for the years ended 30 June 2006 and 30 June 2007 based on information set out in Symbion Health's 2007 Annual Report.

	2006 Actual $000	2007 Actual $000	Movement
Revenue	186,434	213,199	14.4%
EBITDA	33,026	40,322	22.1%
EBITDA margin %	17.7%	18.9%	+120bp
Depreciation	(2,559)	(2,737)	(7.0%)
Amortisation	(376)	(634)	(68.6%)
EBIT	**30,091**	**36,951**	**22.8%**
EBIT margin %	**16.1%**	**17.3%**	**+119bp**

Revenue

Symbion Consumer recorded revenue of $213.2 million in financial year 2007, an increase of 14.4% over financial year 2006. Revenue growth from existing operations was 8.6%, with Carlson Health contributing the remainder of the growth. Nature's Own™ recorded the strongest growth, with Cenovis® also experiencing solid growth. Growth across the key categories of fish oil and multi-vitamins continued in financial year 2007, supplemented by new product launches including the successful launch of Nature's Own™ Age Renewal range in April 2007.

In February 2007, Symbion Consumer acquired Carlson Health, the owner of Microgenics, a leading health food store only brand of Nutraceuticals. Carlson Health contributed 5 months of sales in financial year 2007, amounting to revenue of $11 million.

EBITDA

Symbion Consumer achieved EBITDA of $40.3 million in financial year 2007, an increase of 22.1% over financial year 2006. The EBITDA margin increased 120 basis points to 18.9% in financial year 2007. Gross profit increased as a result of higher sales in financial year 2007. However, the gross margin decreased as a result of price competition, product mix and the inclusion of Carlson Health restructuring costs. The utilisation of the fixed cost base across higher volumes was a key focus in financial year 2007, leading to overall margin improvement. Cost initiatives including the implementation of a single enterprise resource planning system and a move to a centralised distribution facility resulted in efficiencies.

Depreciation and amortisation

Depreciation increased by 7.0% in financial year 2007 to $2.7 million. The increase in depreciation was due in part to the inclusion of Carlson Health from February 2007 ($0.1 million).

Amortisation increased by $0.2 million to $0.6 million in financial year 2007. The increase in amortisation is predominantly due to the capitalisation of the new enterprise resource planning system.

EBIT

Symbion Consumer achieved EBIT of $37.0 million in financial year 2007, representing growth of 22.8% on the prior year. The EBIT margin increased by 119 basis points to 17.3% in financial year 2007. The increase in EBIT is a result of the higher EBITDA result described above, offset partially by the increase in depreciation and amortisation.

(iii) Symbion Pharmacy Services income statement

The table below sets out selected information regarding the financial performance of Symbion Pharmacy Services for the years ended 30 June 2006 and 30 June 2007 based on information set out in Symbion Health's 2007 Annual Report.

	2006 Actual $000	2007 Actual $000	Movement
Revenue	2,305,476	2,608,189	13.1%
EBITDA	41,663	51,866	24.5%
EBITDA margin %	1.81%	1.99%	+18bp
Depreciation	(4,433)	(4,666)	(5.3%)
Amortisation	(299)	(195)	34.8%
EBIT	**36,931**	**47,005**	**27.3%**
EBIT margin %	**1.60%**	**1.80%**	**+20bp**

Revenue

Symbion Pharmacy Services achieved revenue of $2,608.2 million in financial year 2007, an increase of 13.1% over financial year 2006. Core pharmacy distribution sales increased by 9.7%, driven by new major customer wins in financial year 2007 and the full period impact of new customers from financial year 2006. Improved brand support performance also contributed to the revenue growth. Hospitals distribution also experienced significant growth in revenue in financial year 2007. The growth in Symbion Pharmacy Services revenue was achieved despite the continued slowdown in growth of the PBS as a result of government initiatives, such as the 12.5% generic PBS product entry reduction.

EBITDA

Symbion Pharmacy Services recorded EBITDA of $51.9 million in financial year 2007, an increase of 24.5% over financial year 2006. The EBITDA margin increased 18 basis points to 1.99% in financial year 2007. The reduction in the wholesale margin from 10% to 7% is largely offset by payments received under the CSO funding pool. The increase in EBITDA is a combination of strong growth in revenue, effective gross profit management in a competitive environment and tight control of operating costs. A number of cost initiatives were progressed during the year, including the streamlining of deliveries in some states, the rationalisation of warehouses, and a reduction in head-office management.

Depreciation and amortisation

Depreciation increased by 5.3% in financial year 2007 to $4.7 million. The increase in depreciation is due to the full year depreciation impact of asset purchases in 2006, and capitalisation of IT and warehouse improvements during 2007.

Amortisation decreased by $0.1 million to $0.2 million in financial year 2007.

EBIT

Symbion Pharmacy Services achieved EBIT of $47.0 million in financial year 2007, representing growth of 27.3% on the prior year. The EBIT margin increased 20 basis points to 1.80% in financial year 2007. The increase in EBIT is a result of the higher EBITDA result described above, offset partially by the increase in depreciation.

(k) Symbion Health C&P funding

Symbion Health has had preliminary discussions with a major Australian trading bank who have indicated in principle support to provide an interim financing facility of up to $150 million to cover intra month working capital needs and other funding requirements of Symbion Health in the period between Diagnostics Completion and C&P Scheme. These funds will only be able to be drawn down after the Diagnostics Transaction has completed and existing Symbion Health facilities have been paid.

It is intended that the current debtors securitisation program will remain in place.

(l) Risk factors for Symbion Health C&P

If the Diagnostics Transaction is implemented, but the C&P Scheme does not proceed, Symbion Health C&P will remain listed on ASX, comprising the C&P Businesses. Symbion Health shareholders will be exposed to the risks inherent in owning shares in a listed company, as well as business specific risks.

Key risks that may have a material adverse impact upon the future performance of Symbion Health C&P and the value that Symbion Health C&P shares may trade at in the future are described in this section 4.4(l). The risks identified in this section 4.4(l) are not exhaustive, and no assurances or guarantees of future performance, profitability of, or payment of dividends by, Symbion Health C&P are given.

Symbion Health shareholders should be aware that an investment in Symbion Health C&P has risks which are associated with investing in listed securities. The future dividends, value of Symbion Health C&P assets and the value or price of Symbion Health C&P shares quoted on ASX may be influenced by these and other risk factors.

Some of the risks may be mitigated by the use of safeguards and appropriate systems and controls. However, many risks that may affect Symbion Health C&P are outside the control of Symbion Health C&P.

This section 4.4(l) does not take into account the investment objectives, financial situation or particular needs of individual Symbion Health shareholders. It is important that Symbion Health shareholders carefully read this document in its entirety (particularly the risks set out in this section), consider their personal circumstances (including financial and taxation issues) and seek independent professional advice before deciding whether to vote in favour of the Transactions.

(i) General risk factors

As with any entity whose securities are listed on ASX, the operating and financial performance of Symbion Health C&P and the value of Symbion Health C&P shares will be influenced by a variety of general business cycles and economic conditions. Changes in business and economic factors, such as interest rates, exchange rates, inflation, changes in national demographics, changes in government fiscal, monetary and regulatory policy in Australia and changes to accounting or financial reporting standards, can be expected to impact on the business of Symbion Health C&P and the market price of Symbion Health C&P shares. Deterioration in general economic conditions may adversely affect Symbion Health C&P's operating and financial performance.

In addition, the price at which Symbion Health C&P shares trade on ASX may be affected by a range of external factors over which Symbion Health C&P has no control. These risk factors include but are not limited to:

- the risk factors described above;
- variations in the local and global market for listed companies and for healthcare companies in particular;
- inclusion of Symbion Health C&P in, or removal of Symbion Health C&P from, major market indices; and
- recommendations by brokers and analysts.

These factors may cause the price of Symbion Health C&P shares to fluctuate.

(ii) Business risk factors

There are a number of risks that apply to Symbion Health C&P, and to the businesses that will comprise Symbion Health C&P, being the C&P Businesses. Symbion Health shareholders are already exposed to these risks through their shareholding in Symbion Health, although due to Symbion Health C&P's smaller size and less diversified range of businesses, these factors are likely to have an increased impact on Symbion Health C&P than they would on Symbion Health.

Government policy and regulation

There are a number of federal policies and regulations that, if changed, may have a material impact on the financial and operational performance of Symbion Health C&P.

Key risks for the Pharmacy Business in relation to these policies and regulations include:

- The Pharmacy Business is heavily dependent on the Australian Federal Government for funding through the PBS. The price paid for most prescription pharmaceuticals is regulated through the PBS. The Federal Government recently announced a number of changes to the PBS, to be introduced progressively over the next five years. These changes to the PBS may adversely affect the demand for pharmaceutical products in Australia and adversely impact the sales and profitability of the Pharmacy Business by reducing the prices that can be charged for products and services.
- Furthermore, as part of the Fourth Pharmacy Guild Agreement (effective 1 July 2006), the Federal Government reduced the margin a wholesaler may charge to retail pharmacies from 10% to 7%. To compensate for this margin reduction, the Federal Government introduced the CSO funding pool of $150 million per annum in recognition of the additional costs faced by some pharmaceutical wholesalers in providing the full range of PBS medicines to pharmacies. If there was any further change in the wholesaler margin or the CSO arrangements, the profitability of the Pharmacy Business could be adversely impacted.
- The Fourth Pharmacy Guild Agreements also regulates the approval of new pharmacies, and specifically prevents grocery chains from owning pharmacies. Any changes made to the agreement, including allowing grocery chains to enter the pharmacy market, would adversely impact the sales and profitability of the Pharmacy Business. However, both major political parties in Australia have recently confirmed their support for the community pharmacy model.

Key risks for the Consumer Business in relation to these policies and regulations include:

- The development, manufacture and sale of nutraceutical products in Australia is subject to government regulations, including the requirements of the TGA. As a manufacturer of nutraceutical products, the Consumer Business must comply with the TGA's Code of Good Manufacturing Practices. The TGA regularly audits the Consumer Business' operations to ensure they comply with this code. An adverse audit may result in the suspension or loss of the Consumer Business' manufacturing license, which would have a material adverse impact on the business. Furthermore, any changes in these regulations could lead to additional costs in the development, manufacturing and sale of products.

Manufacturing

The process for manufacturing nutraceutical products is complex and exacting. If proper manufacturing process is not followed (for a number of possible reasons including mechanical failure, human error or environmental factors), the batch may need to be discarded resulting in financial loss. If the product had been packaged and distributed to distribution facilities or to the market, recall costs may also be incurred as well as reputational damage. If production problems are encountered, the TGA may revoke the Consumer Business' licence until the problems are rectified, resulting in significant financial loss.

Furthermore, approximately 60% of the Consumer Business' products are manufactured at the facility in Virginia, Queensland. If this facility is not able to continue operations due to any number of factors including environmental factors, regulatory issues, employee action, or mechanical failure, sales of these products could be impacted due to product shortages, which in turn could impact reputation and customer relationships.

Reliance on contract manufacturers

The Consumer Business relies on contract manufacturing for approximately 40% of its products. If a contract manufacturer is prevented from manufacturing products due to factors such as environmental, regulatory, employee action, or mechanical failure, then Symbion Health C&P's supply of these products would be impacted, which could adversely impact sales.

Product liability claims

If a user of any of the Consumer Business' products successfully alleges that they have suffered harmful effects as a result of using a product, Symbion Health C&P may be liable to pay damages, which could be extensive.

Insurance coverage is expensive and may be difficult to obtain in the future. In addition, any product liability claims against Symbion Health C&P would likely attract adverse publicity, which in turn could impact reputation and potentially impacting sales of other products.

Competition

Symbion Health C&P operates in markets with established competitors. There is a risk that the actions of existing competitors may have a material adverse effect on the C&P Businesses, financial performance and position and future prospects.

Furthermore, whilst the Federal Government has recently renewed its support for the existing community pharmacy model in Australia, there is a risk that large grocery chains eventually will be permitted to enter the retail pharmacy market. The entrance of new competitors into the retail pharmacy market could impact the margins and profitability of the Pharmacy Business.

Growth in the generic pharmaceuticals market

Significant growth is expected in the Australian generic pharmaceuticals market in the coming years as a number of large brand name pharmaceutical products lose their patent protection. This expected growth in the generics market could result in lower prices and volumes for the wholesale distribution market.

Industrial relations

Many of Symbion Health C&P's employees are covered by enterprise bargaining agreements and other workplace agreements, which periodically require renegotiation and renewal. Disputes may arise in the course of such renegotiations which may lead to strikes or other forms of industrial action that could disrupt operations. Further, any such renegotiation could result in increased labour costs. If any of these events occur, it may adversely impact on the financial performance and position, and future prospects, of Symbion Health C&P.

Reliance on key suppliers

There are several key suppliers who provide products, consumables and equipment to Symbion Health C&P. If any of these key suppliers terminated their supply arrangements with Symbion Health C&P there could be a disruption to the business as well as additional costs. In addition, new supply arrangements may be on less favourable terms and conditions than those presently in place.

Insurance

Insurance is maintained within ranges of coverage consistent with industry practice. However, no assurance can be given that such insurance will be available in the future on commercially reasonable terms or that any cover will be adequate and available to cover any or all claims.

(iii) Risk factors associated with establishing Symbion C&P as a standalone entity

Shared Services Agreement

If the Diagnostics Transaction is implemented, the assets, contracts and employees who provide or support corporate services of Symbion Health will be transferred to Healthscope (with some exceptions). This will happen regardless of whether the C&P Scheme is implemented.

Symbion Health has agreed a Shared Services Agreement with Healthscope, that will be executed if the Diagnostics Transaction is implemented. Under this agreement, Healthscope will provide certain corporate services to Symbion Health C&P for generally a period of nine months.

As such, Symbion Health C&P will be reliant on Healthscope for the provision of certain corporate services. There is a risk that the services provided by Healthscope are not adequate, causing disruption to the business of Symbion Health C&P.

Further details of the Shared Services Agreement are set out in section 5.21(e) of this document.

Establishment of a corporate infrastructure

Symbion Health and Healthscope have agreed that Healthscope will provide certain corporate services to Symbion Health C&P for generally a period of nine months from implementation of the Diagnostics Transaction. After this period, Symbion Health C&P must have established its own corporate infrastructure for the provision of corporate services. There is a risk that Symbion Health C&P does not have adequate resources to provide these corporate services resulting in business disruption, or that the cost of providing these corporate services impacts on the profitability of Symbion Health C&P.

The pro-forma financial information in section 4.4(j) reflects additional corporate costs of $3.1 million, which is Symbion Health C&P's estimate of the costs required to operate as a standalone entity.

This section 4.5 has been prepared by Lantern and is the responsibility of Lantern. Symbion Health and its directors, officers and advisors do not assume any responsibility for the accuracy or completeness of this information.

(a) Lantern

Lantern will acquire all Symbion Health shares held (as at the C&P Scheme Record Date) by C&P Scheme Shareholders if the C&P Scheme is approved by the Court. Lantern is an Australian proprietary company established for the sole purpose of acquiring the shares in Symbion Health. Lantern is a 100% wholly owned Subsidiary of Lantern Pharmacy Purchaser Pty Limited ACN 125 517 222 (**"Pharmacy Purchaser"**).

Pharmacy Purchaser's ultimate holding company is Lantern Pharmacy Holdings Pty Limited ACN 125 407 285 (**"Lantern Pharmacy Holdings"**) which will be (on completion of the proposed transaction) beneficially substantially owned by funds which, as noted below, are advised and managed by Ironbridge Capital and Archer Capital. The directors of Lantern are Neil Broekhuizen, Greg Minton, Ben Frewin and Edward Russell.

(b) The funds

(i) Ironbridge Capital

The Ironbridge Funds which will ultimately (through various interposed companies) substantially own Lantern, together with the Archer Capital fund entities referred to below, will be the Ironbridge Capital Fund II entities which comprise the following investing entities: Ironbridge Capital II A Pty Limited as trustee for Ironbridge Fund II A (**"Ironbridge IIA"**), Ironbridge Capital II B Pty Limited as trustee for Ironbridge Fund II B (**"Ironbridge IIB"**) and Ironbridge Fund II, L.P (through a wholly owned Belgian subsidiary) (**"Ironbridge LP"**). Ironbridge Capital Pty Limited (**"Ironbridge"**) acts as investment adviser to each of the above investing entities in Ironbridge Fund II. Ironbridge IIA and Ironbridge IIB are Australian domiciled trusts and are comprised solely of Australian investors. The same persons are investors in each of Ironbridge IIA and Ironbridge IIB. Ironbridge LP is comprised of non-Australian based investors. The investors in Ironbridge LP include various pension, superannuation and private equity funds.

(ii) Archer Capital

The Archer Funds which will ultimately (through various interposed companies) substantially own Lantern, together with the Ironbridge Capital fund entities referred to above, will be the Archer Capital Fund 4 entities which comprise the following investing entities: Archer Capital 4A Pty Limited as trustee of Archer Capital Trust 4A (**"Archer 4A"**), Archer Capital 4B Pty Limited as trustee of Archer Capital Trust 4B (**"Archer 4B"**) and Archer Capital Fund 4 L.P. (through a wholly owned Subsidiary AC4 Belco BVBA) (**"Archer LP"**). Archer Capital Pty Limited (**"Archer"**) acts as investment adviser to each of the above investing entities in Archer Fund 4. Archer 4A and Archer 4B are Australian domiciled trusts and are comprised almost solely of Australian investors. The same persons are investors in each of Archer 4A and Archer 4B. Archer LP is ultimately owned by overseas based investors. The investors in Archer LP are private equity funds of funds, financial institutions, pension funds and a UK local government body.

(c) The advisers to and investors in the funds

Ironbridge Capital is a leading provider of private equity for growth businesses in the Australasian marketplace. Ironbridge Capital is focused on investments in medium to large sized management buyout and expansion capital transactions in Australia and New Zealand. Ironbridge Capital targets management buyout and expansion capital opportunities, typically in the $250 million to $750 million range.

Archer Capital is one of Australia's leading private equity investment houses with over $2 billion in funds under management and the longest track record of any leveraged buyout manager in Australia. Since 1996, Archer Capital's partners and executives have closed over 20 acquisitions involving total aggregate funding in excess of $3.3 billion. Archer focuses on acquiring businesses with an enterprise value of $100 million - $1 billion.

(d) Management participation plans

If the C&P Scheme is implemented it is intended that certain senior management of Symbion Health and certain senior management of the C&P Businesses will be invited to subscribe for equity in each of the IAC Holdcos which will allow them to participate in the future performance of the C&P Businesses. It is yet to be determined which senior management of the C&P Businesses or Symbion Health will be invited to subscribe for equity. This participation is designed to maximise the performance of the C&P Businesses.

The equity will be in the form of ordinary shares in each of the IAC Holdcos. The value which will be realised by senior management who accept the invitation to subscribe for equity will be realised on the sale or listing of either or both of the C&P Businesses and such value to be received will be dependent upon the future performance of the C&P Businesses.

(e) Sources of C&P Scheme Consideration

If the C&P Scheme becomes Effective, C&P Scheme Shareholders will receive the amount per Symbion Health share (calculated as set out in section 2.1). The maximum amount of cash required to be paid under the C&P Scheme is $1,148 million.

(f) Funding arrangements

Lantern will fund the C&P Scheme using a combination of debt funding and subscribed shareholders equity, and the proceeds of the loan from Symbion Health referred to in section 5.21(g) of this document after the payment of certain of Symbion Health's external financiers, which amount will be lent to Lantern by Symbion Health. The total amount of funding available from each of these sources is sufficient to pay the C&P Scheme Consideration.

(i) Debt funding

Under commitment letters dated 8 October 2007 that have been executed by BOS International (Australia) Limited and Royal Bank of Scotland PLC (each a Mandated Lead Arranger and Underwriter (**"MLAU"**)) and each IAC

Purchaser, each IAC Bidco and (in the case of the commitment letter for Lantern Pharmacy Bidco Pty Limited and Lantern Pharmacy Purchaser Pty Limited) Lantern, the MLAU's have agreed to arrange and underwrite debt funding to facilitate the acquisition of all of the Symbion Health shares by Lantern and in connection with the C&P Scheme restructure (described in more detail below). The commitment letter for Lantern CP Bidco Pty Limited and Lantern CP Purchaser Pty Limited involves a commitment to arrange and underwrite $310 million of facilities. The commitment letter for Lantern Pharmacy Bidco Pty Limited, Lantern Pharmacy Purchaser Pty Limited and Lantern involves a commitment to arrange and underwrite $250 million of facilities (together the "**MLAU's Commitment Letters**"). Each of the MLAU's have committed to underwrite and arrange 50% of the facilities described in each of the MLAU's Commitment Letters.

The MLAU's obligations to fund the facilities the subject of the MLAU's Commitment Letters are subject to the following conditions precedent being satisfied (or waived by the MLAU's):

A. execution of formal facility agreements setting out the terms of the applicable facilities;

B. payment of all fees and expenses in connection with the applicable facility agreements;

C. there being no event of insolvency with respect to the IAC Purchasers, the IAC Bidcos or Lantern outstanding, and no such event would result from the drawings under the applicable facilities;

D. it not being unlawful for the MLAU's to perform their obligations under the applicable facilities;

E. there being no material breach of certain of the obligations of the IAC Purchasers, the IAC Bidcos or Lantern under the MLAU's Commitment Letters (or any such breach not having been cured within the applicable cure periods);

F. none of the representations given to the MLAU's by the IAC Purchasers relating to the accuracy of information or the reasonableness of forecasts provided by the IAC Purchasers to the MLAU's being incorrect in a material respect where such breach would materially prejudice the interests of the MLAU's (as determined by the MLAU's);

G. security having being put in place over:

   1) any shares held by Lantern Pharmacy Purchaser Pty Limited, including the shares in Lantern;

   2) any shares held by Lantern CP Purchaser Pty Limited;

   3) any shares held by the IAC Bidcos, including the shares in the IAC Purchasers; and

   4) any shares held by Lantern;

H. there being no substantive change to each IAC Holdco Group structure from that disclosed to the MLAU's;

I. the shareholder arrangements (including equity and loans) in relation to the applicable IAC Holdcos that hold the shares in the IAC Bidcos and their subsidiaries having been entered into;

J. evidence that each IAC Purchaser is capitalised by way of equity or loans in an amount of at least $190 million in the case of Lantern CP Purchaser Pty Limited and $220 million in the case of Lantern Pharmacy Purchaser Pty Limited (or such greater amount determined by reference to a fixed percentage for each of the Consumer Business and the Pharmacy Business of the purchase price);

K. the security interests and external indebtedness granted or incurred by Symbion Health's consumer and pharmacy services businesses (subject to agreed exceptions) being released or repaid;

L. the Court having approved the C&P Scheme;

M. the C&P Scheme Implementation Date having occurred (or occurring on the date of first drawdown under the applicable facilities);

N. except to the extent required by the Court, there having been no material amendment or waiver of the documentation in relation to the C&P Scheme that would materially prejudice the interests of the MLAU's;

O. all conditions precedent under the C&P Scheme having been satisfied or waived (or being satisfied simultaneously with first drawdown);

P. confirmation having been received that:

   1) the relevant financial assistance whitewash resolutions have been passed;

   2) an amount which, when combined with the amounts of the debt funding and subscribed shareholders equity to be provided by the IAC Purchasers, is sufficient to pay the C&P Scheme Consideration (the "**Healthscope Amount**") has been received by Symbion Health; and

   3) Symbion Health has executed a loan agreement with Lantern and paid into a newly established account of Symbion Health (in respect of which Symbion Health and Lantern have joint signing rights) an amount equivalent to the Healthscope Amount on the basis that the loan will only become effective and withdrawal from the account will only be permitted on implementation of the C&P Scheme after the expiry of the mandatory 14 day period in respect of the financial assistance whitewash resolutions referred to in (1) above; and

Q. other conditions precedent, which are considered by Lantern to be either:

   1) normal conditions precedent applicable to banking arrangements of the applicable type; or

   2) procedural in nature and within the sole control of Lantern or Symbion Health.

(ii) Equity funding

The fund entities referred to in sections 4.5(b)(i) and 4.5(b)(ii) above have signed letters in favour of the applicable IAC Holdcos undertaking, subject to the conditions precedent to the C&P Scheme (except for Court approval) being satisfied, to make equity contributions to the IAC Holdcos of $190 million to Lantern Pharmacy Holdings Pty Limited and $227 million to Lantern Consumer Holdings Pty Limited.

(iii) Symbion Health - Lantern Loan Agreement

Symbion Health has agreed with Lantern (subject to the approval of the Symbion Health Financial Assistance Resolution) to loan to Lantern approximately $440 million[1], following the Recapitalisation Steps (described in section 5.21(f) of this document) and implementation of the Diagnostics Transaction, under the Symbion Health - Lantern Loan Agreement to enable Lantern to finance part of the consideration it is required to pay to Symbion Health shareholders under the C&P Scheme. Further information in relation to the Symbion Health Financial Assistance Resolution and the Symbion Health - Lantern Loan Agreement is set out in sections 5.2 and 5.21(g) (respectively) of this document.

(iv) Lantern Deed Poll

Lantern has executed a deed poll dated 8 October 2007 in favour of each C&P Scheme Shareholder. In summary, under the Lantern Deed Poll, Lantern undertakes that subject to the C&P Scheme becoming Effective and in consideration for the transfer of each C&P Scheme Share to it, it will pay the C&P Scheme Consideration to each C&P Scheme Shareholder on the C&P Scheme Implementation Date.

(g) Lantern's intentions if the C&P Scheme is implemented

This section sets out the intentions of Lantern in relation to:

- the continuation of the business of Symbion Health;
- any major changes to the businesses of Symbion Health and any redeployment of the fixed assets of Symbion Health; and
- the future employment of the present employees of Symbion Health;

in circumstances where the C&P Scheme is implemented.

It is the intention of Lantern that, subject to the matters set out below, the C&P Businesses will be managed and run by their current management in substantially the same way they have been to date.

(i) Symbion Health to be delisted

If the C&P Scheme becomes Effective, Lantern will apply for the Symbion Health to be removed from the official list of ASX immediately after the C&P Scheme Implementation Date.

(ii) Shared Services Agreement

It is intended that the Consumer Business and the Pharmacy Business will, after implementation of the sale of Symbion Health as part of the post scheme restructure, which is described in more detail in paragraph (iii), have the benefit of the Shared Services Agreement with Healthscope pursuant to which various head office services such as interim IT, finance, legal and human resources will be provided. The arrangements will last for up to 9 months after which time the Consumer Business and Pharmacy Business will make alternative arrangements for the provision of those services.

(iii) Post C&P Scheme restructuring

If the C&P Scheme is implemented then Lantern will procure that a restructure of the ownership of the corporate entities conducting the C&P Businesses occurs so that the Consumer Business will be ultimately owned by Lantern CP Holdings Pty Limited and the Pharmacy Business will be ultimately owned by Lantern Pharmacy Holdings Pty Limited. Symbion Health and certain of its non-C&P Business related subsidiaries will be sold to Healthscope shortly after C&P Scheme Implementation.

(iv) Longer term plans

Lantern intends to continue to manage the C&P Businesses in substantially the same form and will look to grow the business both organically and, possibly, through additional acquisitions. It is intended that this growth strategy will increase the overall profitability of the C&P Businesses. Following this, its investment would be realised either by way of a sale of the business or by way of a listing on the ASX.

(v) Business continuity/major changes

The C&P Businesses will, after implementation of the C&P Scheme, be managed from Australia by members of the current management team. The management team will ultimately report to the board of directors of each of the IAC Holdcos.

(vi) Future employment

Employment levels will remain approximately the same. There are no plans to reduce the number of employees currently employed in the C&P Businesses.

(vii) Board of directors

Lantern intends to procure that the boards of directors of Symbion CP Holdings Pty Limited and Symbion Pharmacy Services Pty Limited will be replaced with representatives of the IAC Holdcos.

Other than as set out above there is no intention to make any major changes to the businesses of Symbion Health or the C&P Businesses, including redeployment of fixed assets.

The above statements of intention are based on the information concerning Symbion Health, the Consumer Business and Pharmacy Business and the general business environment which is known to Lantern at the time of preparation of this document. Final decisions will only be made once the C&P Scheme has become Effective and a more detailed review of Symbion Health and the Consumer Business and Pharmacy Business can be conducted. Accordingly, the above statements are statements of current intention only and they may change as new information comes to hand or circumstances change.

Note:

1. Based on pro-forma financial information, including the average net debt and average securitisation balances for the year ended 30 June 2007, adjusted for the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007, and excluding any transaction costs incurred post 30 June 2007. The actual amount will depend on a number of factors including working capital balances at that time, cashflows of the Diagnostics Businesses between 30 June 2007 and Diagnostics Completion, the transaction costs associated with the implementation of the Revised Proposal, and the unallocated corporate expenses incurred up until Diagnostics Completion.

Additional Information

5.1 Refinancing of Diagnostics Businesses

(a) Overview

Symbion Health has historically financed SH Holdings and the Diagnostics Businesses through inter-company debt (the "**Inter-company Debt**"). As part of the acquisition by Healthscope of all of the shares in SH Holdings, Healthscope will be required to fully refinance the Inter-company Debt. Based on pro-forma financial information for the year ended 30 June 2007, SH Holdings would have net debt of $914 million (assuming Diagnostics Completion occurred on 30 June 2007). Pro-forma financial information includes average net debt and average securitisation balances for the year ended 30 June 2007 (adjusted for the $0.05 per Symbion Health share 2007 final dividend paid on 28 September 2007).

The actual net debt and enterprise value of the Diagnostics Businesses at Diagnostics Completion will depend on a number of factors including working capital balances at that time, operating and investing cashflows of the Diagnostics Businesses between 30 June 2007 and Diagnostics Completion, Symbion Health's cash transaction costs associated with the implementation of the Revised Proposal (which are currently estimated at $35.8 million), and the unallocated corporate expenses incurred up until Diagnostics Completion.

Accordingly, prior to completion of the Diagnostics Transaction, Healthscope will provide a loan facility to SH Holdings of an amount which will enable SH Holdings to fully repay the Inter-company Debt at that time. Under that facility, Healthscope will issue a conditional promissory note (the "**Promissory Note**") with a face value of the relevant amount to SH Holdings prior to completion of the Diagnostics Transaction, which SH Holdings will then assign to Symbion Health. Following completion of the Diagnostics Transaction, Symbion Health would draw down the face value of the Promissory Note, resulting in full repayment by SH Holdings of the Inter-company Debt, and enabling Symbion Health to repay its external debt.

Healthscope will obtain the cash required to pay the face value of the Promissory Note by making drawings under a $1,600 million bank facility to be arranged by Australia & New Zealand Banking Group Ltd ("**ANZ**") on the terms described in sections 5.1(b) to 5.1(e) below.

(b) Funding under ANZ facilities

A binding commitment letter dated 7 October 2007 (the "**ANZ Commitment Letter**") has been signed by Healthscope and ANZ pursuant to which ANZ has agreed to underwrite and arrange certain facilities (the "**Facilities**") under which (subject to the terms of the Facilities) Healthscope will be able to borrow up to $1,600 million to fund the amount of any call under the Promissory Note and to refinance the bank debt of the Healthscope Group.

The ANZ Commitment Letter includes a terms sheet in respect of the Facilities that has been agreed by Healthscope and ANZ and which sets out the terms on which the Facilities are to be provided. ANZ has obtained credit committee approval to provide the Facilities on the terms set out in the ANZ Commitment Letter.

The provision of funding under the ANZ Commitment Letter is subject to the satisfaction or waiver of certain conditions precedent, which are summarised in section 5.1(d) below, and is also subject to the ANZ Commitment Letter not being terminated before ANZ and Healthscope have entered into a fully documented loan agreement in respect of the Facilities. The ANZ Commitment Letter may only be terminated by ANZ in the following circumstances:

(i) Healthscope does not proceed, or evidences a clear intention not to proceed, with the Diagnostics Transaction; and

(ii) The completion of the Diagnostics Transaction, and funding by ANZ under the Facilities to Healthscope to allow Healthscope to pay the face value of the Promissory Note, has not occurred on or before 7 March 2008.

(c) Facilities

The ANZ Commitment Letter provides that ANZ will make available the following Facilities:

- a 364 day tranche of $500 million;
- a 3 year tranche of $500 million; and
- a 5 year tranche of $600 million.

The Facilities will be arranged and underwritten by ANZ, and ANZ will also be the facility agent. Each tranche will be repayable in full on its maturity date (although the ANZ Commitment Letter contemplates that the 364 day tranche may be extended for further periods of 364 days with the consent of the lenders for that tranche and provided that the final maturity date does not extend beyond 5 years from the initial drawdown date) and will otherwise be subject to certain limited mandatory prepayment provisions.

(d) Conditions precedent to funding

ANZ's obligation to provide the funding under the Facilities is subject to the following conditions precedent being satisfied or waived:

(i) execution by Healthscope of a formal facility agreement setting out the terms of the Facilities (the "**ANZ Facility Agreement**");

(ii) there being no amendment of, or waiver of a condition precedent to, the documents which underlie the Diagnostics Transaction, unless:

A. the waiver was by Symbion Health in accordance with the applicable document; or

B. the amendment or waiver is unlikely to have a material adverse impact on the interests of the lenders under the ANZ Facility Agreement; or

C. if such amendment or waiver is likely to have a material adverse impact on the interests of the lenders under the ANZ Facility Agreement, it has been approved by ANZ as facility agent (such approval not to be unreasonably withheld or delayed);

(iii) all of the conditions precedent under the documents which underlie the Diagnostics Transaction being satisfied (unless validly waived in the circumstances described in paragraph (B) above);

(iv) the conditions in the Promissory Note being satisfied. The principal condition in the Promissory Note is that the Diagnostics Distribution has occurred on or before 7 March 2008;

(v) repayment and cancellation (concurrent with drawdown under the ANZ Facility Agreement) of specified existing senior debt facilities of the Healthscope Group;

(vi) evidence that on first drawdown of the Facilities, (i) all Inter-company Debt between SH Holdings (and its subsidiaries) and Symbion Health (and its subsidiaries) has been repaid and cancelled by means of an agreed form of deed of repayment and release; and (ii) all security and guarantee given by SH Holdings (and its subsidiaries) under the existing external indebtedness of Symbion Health will be released;

(vii) the completion of the Diagnostics Transaction, and funding by ANZ under the Facilities to Healthscope to allow Healthscope to pay the face value of the Promissory Note, occurs on or before 7 March 2008; and

(Viii) other conditions precedent, which are considered by Healthscope to be normal conditions precedent applicable to banking arrangements of this type.

Subject to satisfaction (or waiver) of the conditions precedent set out above, ANZ is obliged to make the Facilities available to Healthscope for the purpose of (among others) funding the amounts payable by Healthscope under the Promissory Note, and refinancing the bank debt of the Healthscope Group.

(e) Undertakings

Under the Facilities, Healthscope will give certain financial covenants in favour of the lenders, including in relation to:

(i) interest cover;

(ii) leverage ratio;

(iii) total debt to capitalisation; and

(iv) dividend payments.

In addition, the Facilities will include a negative pledge by Healthscope under which no encumbrance (subject to certain exceptions) may be created or allowed to subsist over the assets of the Merged Group.

5.2 Financial Assistance

This section 5.2, when read together with the remainder of this document, contains a statement of all of the information known to Symbion Health that is material to Symbion Health shareholders in deciding how to vote on the Symbion Health Financial Assistance Resolution, as required by section 260B(4) of the Corporations Act.

(a) Introduction

The Corporations Act only permits a company to financially assist a person to acquire shares in that company (or a holding company of that company) in certain limited circumstances. One of those circumstances is where the giving of that financial assistance is approved by special resolution of the shareholders of that company under section 260B of the Corporations Act.

(b) Nature of financial assistance

Symbion Health has agreed to enter into the Symbion Health-Lantern Loan Agreement pursuant to which it will agree to loan to Lantern part of the funds required to pay the C&P Scheme Consideration to Symbion Health shareholders ("Financial Assistance"). Symbion Health's obligations under the Loan Agreement do not become binding until:

- the Symbion Health Financial Assistance Resolution has been approved by the requisite majority of Symbion Health shareholders;
- shareholders in the company which will become the ultimate Australian holding company of Symbion Health on C&P Scheme Implementation have approved the giving of Financial Assistance by the requisite majority;
- all relevant documents have been lodged with ASIC; and
- the C&P Scheme becomes Effective.

(c) Reason for financial assistance

Based on pro-forma financial information for the year ended 30 June 2007, as a result of the Recapitalisation Steps, Symbion Health would have cash of approximately $440 million[1] (excluding the debtors securitisation facility and the working capital facility required by the C&P Businesses) (assuming Diagnostics Completion had occurred on 30 June 2007). This arises because, before the sale of the shares in SH Holdings (being the Subsidiary that owns the Diagnostics Businesses) to Healthscope can occur, there is a requirement that SH Holdings repay all outstanding indebtedness to Symbion Health ("Intercompany Debt"). Symbion Health will use some of the proceeds generated from the repayment of the Intercompany Debt pursuant to the Recapitalisation Steps to settle its external loan commitments with its lending syndicate (other than a new working capital facility and the debtors securitisation facility), and will retain any excess funds.

Pursuant to the Recapitalisation Steps, Healthscope will provide a loan facility directly to SH Holdings of an amount that will enable SH Holdings to fully repay the Intercompany Debt so that the Diagnostics Transaction can proceed.

Note:

1. Based on pro-forma financial information, including average net debt and average securitisation balances for the year ended 30 June 2007, adjusted for the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007, and excluding any transaction costs incurred post 30 June 2007. The actual amount will depend on a number of factors including working capital balances at that time, cashflows of the Diagnostics Businesses between 30 June 2007 and Diagnostics Completion, the transaction costs associated with the implementation of the Revised Proposal, and the unallocated corporate expenses incurred up until Diagnostics Completion.

As part of the C&P Scheme, Symbion Health has agreed to use this surplus capital to provide a loan to Lantern, which Lantern will in turn use to pay part of the C&P Scheme Consideration to Symbion Health shareholders if the Symbion Health Financial Assistance Resolution is approved and the C&P Scheme becomes Effective. Based on pro-forma financial information for the year ended 30 June 2007, the loan amount would be approximately $440 million[1] (assuming Diagnostics Completion had occurred on 30 June 2007).

Symbion Health has agreed to provide the Financial Assistance in this way as part of the terms which Lantern required to enter into the C&P Scheme Implementation Agreement. If Symbion Health did not provide this Financial Assistance, Lantern would have been required to obtain additional debt funding from external financiers to pay the C&P Scheme Consideration and then, once it had acquired all of the shares in Symbion Health, Lantern could have accessed that surplus capital to repay part of the debt funding.

If the C&P Scheme does not become Effective, Symbion Health will not provide this Financial Assistance to Lantern and the surplus capital will remain with Symbion Health C&P. Symbion Health C&P may use these funds (subject to the then ongoing funding requirements of the C&P Businesses) to return capital to shareholders or to fund strategic acquisition opportunities for Symbion Health C&P.

Symbion Health is seeking approval of that Financial Assistance in the Symbion Health Financial Assistance Resolution at the C&P General Meeting, as required by section 260A(1)(a)(ii) of the Corporations Act. The Symbion Health Financial Assistance Resolution must be approved by at least 75% of the votes cast by Symbion Health shareholders entitled to vote on the Symbion Health Financial Assistance Resolution. Neither Lantern, or any associate of Lantern, may vote on the Symbion Health Financial Assistance Resolution.

(d) Effect of the proposed financial assistance on Symbion Health

The cash which Symbion Health has agreed to lend to Lantern under the Symbion Health-Lantern Loan Agreement arises from the repayment of the Inter-company Debt by SH Holdings on the exit of SH Holdings from the Symbion Health Group as a consequence of the Diagnostics Transaction being completed. This amount is expected to be surplus to the business operations of Symbion Health at the C&P Scheme Implementation Date. In addition, pursuant to the Recapitalisation Steps described in section 5.21(f), all of the external debt of Symbion Health will be repaid, other than a new separate working capital facility which is likely to be obtained for the benefit of the C&P Businesses, and the debtors securitisation facility which will remain in place. Accordingly, Symbion Health is able to provide the Financial Assistance to Lantern without causing any adverse impact on the business and operations of the C&P Businesses, or increasing the risk of any creditors to those businesses.

(e) Other relevant information

The shareholders of Lantern Pharmacy Holdings Pty Ltd, which will be the ultimate Australian holding company of Symbion Health if the C&P Scheme is implemented, are also required to approve the Financial Assistance under section 260B(3) of the Corporations Act. The C&P Scheme is conditional on this approval being given.

The Symbion Health directors are not aware of any other information known to Symbion Health other than as set out in this document that is material to the decision of Symbion Health shareholders on how to vote on the Symbion Health Financial Assistance Resolution, other than information which Symbion Health has previously disclosed to Symbion Health shareholders and the ASX.

(f) Symbion Health director's recommendation

The Symbion Health directors unanimously recommend that Symbion Health shareholders vote in favour of the Symbion Health Financial Assistance Resolution at the C&P General Meeting, in the absence of a Superior Proposal. The provision of the financial assistance to Lantern is a necessary step in implementing the C&P Scheme, which the Symbion Health Independent Expert has determined to be in the best interests of Symbion Health shareholders in the absence of a Superior Proposal in the C&P Scheme Opinion. The C&P Scheme is conditional on Symbion Health shareholders approving the Symbion Health Financial Assistance Resolution by the requisite majority and will not be able to proceed unless the Symbion Health Financial Assistance Resolution is approved at the C&P General Meeting by the requisite majority.

(g) Other financial assistance

The C&P Scheme is also conditional on the shareholder(s) in the Symbion Health entity which owns the shares in Consumer and Pharmacy approving, for the purposes of section 260A of the Corporations Act under section 260B(1) of the Corporations Act, that entity granting a guarantee and mortgage over the shares it owns in Consumer and Pharmacy in connection with Lantern's debt funding arrangements (as described in section 4.5(f)(ii) of this document) with effect from the C&P Scheme Implementation Date.

5.3 Broker handling fee

Symbion Health may pay a broker handling fee to brokers in respect of valid proxy forms received from Symbion Health shareholders to vote all shares they hold at the Symbion Health Diagnostics General Meeting, the C&P Scheme Meeting and the C&P General Meeting.

If Symbion Health decides to pay a broker handling fee, it will make an announcement on ASX which will set out the terms and conditions of any such fee and the process for claiming the fee.

A handling fee may be paid to brokers who are participating organisations of ASX in respect of valid proxy forms received from Symbion Health shareholders, where such proxy forms are from clients of the broker and were procured by the broker.

The handling fee is payable to brokers only, not to Symbion Health shareholders, and will not be paid in respect of shares held by the broker or an associate on its own account.

If such arrangements are put in place, handling fees will not exceed 0.75% of the value of the consideration payable under the relevant Transaction for the Symbion Health shares to which the proxy form relates. In the case of the Diagnostics Transaction, the broker handling fee will not exceed 0.75% of the midpoint of the implied value of the New Healthscope Shares to which the proxy form relates.

5.4 Share plans and performance rights

Symbion Health has the following share and performance rights plans and option plans for employees and executives:

- the Mayne Employee Share Acquisition Plan adopted in November 1998 by a general meeting of Symbion Health (then Mayne Nickless Limited) ("Mayne 1999 ESAP");
- the Mayne Employee Share Plan adopted in October 2004 by the Symbion Health Board (then Mayne Group Limited) ("Mayne 2004 ESAP");
- the Symbion Health Executive Short Term Incentive Plan adopted in July 2006 by the Symbion Health Board ("Symbion Health ESTIP");
- the Symbion Health Performance Rights Plan adopted in July 2006 by the Symbion Health Board ("Symbion Health PRP"); and
- the Symbion Health Non-executive Directors' Share Plan adopted in November 2000 by a general meeting of Symbion Health (then Mayne Nickless Limited), as subsequently amended or varied by the Symbion Health Board ("Symbion Health NEDS Plan").

The Transactions have consequences for participants in each of the current plans. In connection with the Transactions, the Symbion Health Board has exercised certain discretions regarding some of the plans, and participants may be required to take certain actions under the terms of those plans. The consequences of the Transactions for participants in the current plans, the discretions exercised by the Symbion Health Board in connection with the Transactions and the actions to be taken by participants in the plans in connection with the Transactions are set out in this section 5.4.

(a) Mayne 1999 ESAP

Pursuant to the rules of the Mayne 1999 ESAP and the other terms contained in an offer document issued to eligible participants, an allocation of 197 shares in the company was made in June 1999 to each participant in the Mayne 1999 ESAP, with an initial outstanding balance of the purchase price of $5.06 per share due by each participant to the Plan Manager.

In accordance with the rules of the Mayne 1999 ESAP, the outstanding balance of the unpaid purchase price for a participant's shares was to be reduced by, among other amounts, any dividends or the proceeds of a return of capital paid on the shares, as well as any proceeds arising from the Plan Manager accepting a takeover bid or otherwise disposing of the shares. Shares purchased under the Mayne 1999 ESAP may not be disposed of by participants until the purchase price has been paid in full. The Plan Manager remains the registered holder of the Mayne 1999 ESAP shares until they are transferred to the participant in accordance with the Mayne 1999 ESAP.

The Mayne 1999 ESAP shares will participate in the Diagnostics Transaction Dividend and Capital Reduction on the same basis as all other Symbion Health shares. As the registered holder of the Mayne 1999 ESAP shares, the Plan Manager is entitled to receive the New Healthscope Shares pursuant to the Diagnostics Transaction Dividend and Capital Reduction in respect of all Mayne 1999 ESAP shares. Under the terms of the Mayne 1999 ESAP the Plan Manager must sell on market the New Healthscope Shares received and (after, at the Plan Manager's discretion, remitting any amount in respect of tax liability in respect of the reduction of capital) apply the net proceeds of sale of those shares to payment of the outstanding balance of unpaid purchase price in respect of all Mayne 1999 ESAP shares. The balance by which such proceeds of sale exceed the amount of the unpaid portion of the purchase price will be remitted to that employee in cash. The Mayne 1999 ESAP shares will then be transferred to the participant in accordance with the terms of the Mayne 1999 ESAP, and will no longer be subject to any restriction on disposal by participants.

The Mayne 1999 ESAP shares will then participate in the C&P Scheme on the same basis as all other Symbion Health shares.

Participants in the Mayne 1999 ESAP are entitled to instruct the Plan Manager as to how to exercise the voting rights attaching to their plan shares. To enable the Plan Manger to lodge valid proxies in respect of Mayne shares in relation to which such instructions are received, these instructions must be received by the Plan Manager no later than 72 hours prior to the relevant meeting. Where a participant directs the Plan Manager to vote in favour of or against a resolution, the Plan Manager must, to the extent permitted by laws and the constitution of Symbion Health, lodge a valid proxy in respect of the Plan shares in accordance with the direction. However, if no such instructions are given within the time prescribed above, the Plan Manger may exercise the voting rights as if it were the absolute owner of the plan shares.

As at 24 October 2007, the Plan Manager of the Mayne 1999 ESAP was registered as the holder of 518,110 shares on account of 2,630 participants, in respect of which shares an aggregate of $750,032.45 was due by way of unpaid purchase price.

(b) Mayne 2004 ESAP

Pursuant to the rules of the Mayne 2004 ESAP and the other terms contained in an offer document issued to eligible participants, an allocation of 229 shares in the company was made in December 2004 to each participant in the Mayne 2004 ESAP, at no cost to the participant.

For all of the Mayne 2004 ESAP shares, the purchase price has been fully paid. However, in accordance with the rules of the Mayne 2004 ESAP, the shares may not be disposed of by participants until either a waiting period of three years from the date that the shares are purchased has expired or the participant has ceased to be employed by the company that employed participant at the date of the grant of the Mayne 2004 ESAP shares, and the participant's employer is not a Symbion Health Group company. The Plan Manager remains the registered holder of the Mayne 2004 ESAP shares until they are transferred to the participant in accordance with the rules of the Mayne 2004 ESAP.

On the Diagnostics Completion Date, transferring employees will cease to be employees of the Symbion Health Group. Accordingly, shares held by a participant who is a transferring employee, and who has also ceased to be employed by the company that employed that participant at the date of grant of the Mayne 2004 ESAP shares, cease on the Diagnostics Completion Date to be held subject to the disposal restrictions under the rules of the Mayne 2004 ESAP.

For participants whose shares do not cease to be held subject to Mayne 2004 ESAP on the Diagnostics Completion Date, the three year waiting period from the date that the shares are purchased expires on 21 December 2007. Accordingly, these shares cease on 21 December 2007 to be held subject to the disposal restrictions under the rules of the Mayne 2004 ESAP.

Upon a participant's shares ceasing to be held subject to the disposal restrictions under the rules of the Mayne 2004 ESAP the participant has two months to do one of two things:

- The participant can give notice to the Plan Manger to sell all the Mayne 2004 ESAP shares held by the Plan Manager on behalf of the participant. The proceeds of the sale (after deducting all costs of sale) must be paid to the participant.
- Alternatively, the participant can give notice to the Plan Manager to transfer the Mayne 2004 ESAP shares held on behalf of the participant, to the participant. The Plan Manager may seek reimbursement from the participant for any costs or duties incurred by the Plan Manager in transferring the Mayne 2004 ESAP shares to the holder.

If the participant does not notify the Plan Manager within 2 months that he or she wishes to have the Mayne 2004 ESAP shares sold, the Mayne 2004 ESAP shares will be transferred to the participant and registered in the holder's name.

The Mayne 2004 ESAP shares will participate in the Diagnostics Transaction Dividend and Capital Reduction on the same basis as all other Symbion Health shares. The New Healthscope Shares distributed on the Diagnostics Completion Date in satisfaction of the Diagnostics Transaction Dividend and Capital Reduction will be registered in the participant's name. These shares will not be subject to any restriction on disposal by participants, irrespective of whether or not the participant is a Transferring Employee who has also ceased to be employed by the company that employed that participant at the date of grant of the Mayne 2004 ESAP shares.

The Mayne 2004 ESAP shares will then participate in the C&P Scheme on the same basis as all other Symbion Health shares.

Participants in the Mayne 2004 ESAP are entitled to instruct the Plan Manager as to how to exercise the voting rights attaching to their plan shares. To enable the Plan Manager to lodge valid proxies in respect of Symbion Health shares in relation to which such instructions are received, these instructions must be received by the Plan Manager no later than 72 hours prior to the relevant meeting. Where a participant directs the Plan Manager to vote in favour of or against a resolution, the Plan Manager must, to the extent permitted by law and the constitution of Symbion Health, lodge a valid proxy in respect of the Plan shares in accordance with the direction. However, if no such instructions are given within the time prescribed above, the Plan Manager may exercise the voting rights as if it were the absolute owner of the plan shares.

As at 24 October 2007, the Plan Manager of the Mayne 2004 ESAP was registered as the holder of 1,088,666 shares on account of 4,754 employees.

(c) Symbion Health ESTIP

Under the Symbion Health ESTIP, the Symbion Health Board may award an incentive amount to selected executives of Symbion Health, with the maximum amount which may be awarded being set by reference to a percentage of the executive's fixed annual remuneration for the year in which the award is made. The award is based on performance for the year which is to be tested against specific performance and service conditions before an award is made.

In September 2007, selected executives of Symbion Health were invited in writing to participate in the Symbion Health ESTIP for the 2008 financial year.

The Symbion Health Board will make determinations in relation to the achievement of performance conditions of the Symbion Health ESTIP in relation to that proportion of the 2008 financial year from 1 July 2007 to the Diagnostics Completion Date, and may make cash payments to participants in the Symbion ESTIP (including Mr Robert

Cooke, Managing Director and Chief Executive Officer, and Mr John Hickey, Group General Manager for Strategy and Business Development) pro-rata for the proportion of the year commencing 1 July 2007 that has been completed.

Finally, if the employment of a participant in the Symbion Health ESTIP is terminated prior to the Diagnostics Completion Date, the Symbion Health Board may also determine that such participant is entitled to an award as a result of the termination of their employment and award the participant in the Symbion Health ESTIP a pro-rata cash payment pursuant to the terms of the Symbion Health ESTIP.

(d) Symbion Health PRP

Under the Symbion Health PRP, part of the remuneration of selected Symbion Health executives is linked to the performance of Symbion Health. The Symbion Health PRP has been designed to provide a long term incentive in the form of fully paid shares in Symbion Health upon the satisfaction of appropriate performance hurdles. The Symbion Health PRP involves the grant to certain Symbion Health executives of performance rights. Each performance right carries an automatic entitlement to be allocated a Symbion Health share upon the satisfaction of certain vesting conditions set by reference to Symbion Health's performance targets and advised to the relevant executive at the time of grant.

In October 2005 a total of 1,068,260 performance rights were granted to Mr Cooke and Mr Hickey. Between September and December 2006, further selected executives of Symbion Health accepted written invitations to participate in the Symbion Health PRP, and were granted a total of 1,606,505 performance rights.

Following lapse of performance rights granted to a former executive no longer employed by Symbion Health, as at 24 October 2007 there are 2,607,548 performance rights on issue. It is expected that by 27 October 2007, due to the lapse of further performance rights following the cessation of employment of an executive of Symbion Health, there will be 2,560,101 performance rights on issue to Symbion Health executives under the terms of the Symbion Health PRP.

The Symbion Health Board has determined that if the Symbion Health Diagnostics Resolutions and the Healthscope Resolutions are approved the performance conditions in the Symbion Health PRP will have been satisfied in respect of all participants and will award participants in the Symbion Health PRP (including Mr Robert Cooke) Symbion Health shares, in accordance with the terms of the Symbion Health PRP. These shares will be issued prior to the Diagnostics Record Date and will participate in the Diagnostics Distribution and C&P Scheme.

(e) Symbion Health NEDS Plan

All of the current Symbion Health non-executive directors hold Symbion Health shares purchased under the Symbion Health NEDS Plan. A non-executive director who has been allocated Symbion Health shares under the Symbion Health NEDS Plan must not transfer or sell those Symbion Health shares before the earliest of:

- the end of 10 years from the date the non-executive director acquires the Symbion Health shares; and
- the date on which the non-executive director ceases to be a director of Symbion Health,

at which time the Symbion Health shares become fully vested in favour of the non-executive director.

The shares held by non-executive directors under the Symbion Health NEDS Plan will be released from the restrictions set out above, and will become fully vested in favour of each non-executive director upon him or her ceasing to be a director of Symbion Health following C&P Scheme Implementation.

5.5 Symbion Health directors

The Symbion Health directors as at 24 October are listed below:

- Mr Paul McClintock, Chairman;
- Mr Robert Cooke, Managing Director and Chief Executive Officer;
- Dr Ian Blackburne, Non-Executive Director;
- Mr James Hall, Non-Executive Director; and
- Dr Christine Bennett, Non-Executive Director.

5.6 Symbion Health directors' recommendation

The Symbion Health directors recommend that Symbion Health shareholders approve both the Diagnostics Transaction and the C&P Scheme, by voting in favour of the Symbion Health Diagnostics Resolutions at the Symbion Health Diagnostics General Meeting, the C&P Scheme at the C&P Scheme Meeting and the Symbion Health Financial Assistance Resolution at the C&P General Meeting, in each case in the absence of a Superior Proposal.

5.7 Intention of Symbion Health directors concerning the business of Symbion Health

If the C&P Scheme is implemented, the Symbion Health directors will retire and Lantern nominees will reconstitute the Symbion Health Board. Accordingly, the directors of Symbion Health are not able to make any statements on intentions regarding:

(i) the continuation of the C&P Businesses or how the C&P Businesses will be conducted;

(ii) any major changes to the business, including any redeployment of the fixed assets; or

(iii) the future employment of present employees,

in each case, after C&P Scheme Implementation.

Lantern has provided an outline of its intentions for Symbion Health's operations at section 4.5(g).

If the C&P Scheme is not approved, Symbion Health C&P will remain a listed company and continue to operate the C&P Businesses.

The intentions of the Symbion Health directors in these circumstances are described in section 4.4 of this document. Except as set out in section 4.4, if the Diagnostics Transaction is completed and the C&P Scheme is not implemented, it is the present intention of the Symbion Health directors:

(i) to continue to operate the C&P Businesses in substantially the same way as they currently operate;

(ii) not to make any major changes to the C&P Businesses nor to redeploy any of the fixed assets of Symbion Health C&P; and

(iii) to continue the employment of the present employees of the C&P Businesses.

For further details on Symbion Health C&P if the C&P Scheme is not approved, see section 4.4(l) of this document.

5.8 Capital structure of Symbion Health

At 24 October 2007, Symbion Health has 647,069,929 ordinary shares on issue.

5.9 Notifiable interests

As at 24 October 2007, the following persons had notified Symbion Health that they had a Relevant Interest in 5% or more of Symbion Health shares:

Name	Number of Symbion Health shares	Percentage of shares of Symbion Health shares on issue
Primary Health Care Limited	129,413,984	20.00%
Schroder Investment Management Australia Limited	56,268,174	8.70%
JPMorgan Chase & Co. and its affiliates	39,272,336	6.07%
Oz Management LLC	37,307,053	5.77%
Barclays Global Investors Australia Limited	32,876,057	5.08%

5.10 Directors' holdings

No marketable securities of Symbion Health are held by or on behalf of Symbion Health directors and no such persons are otherwise entitled to such securities as at 24 October 2007 other than as listed below, all of which are held beneficially:

Director	Number of Symbion Health shares
Mr Paul McClintock	73,541
Mr Robert Cooke	57,362
Dr Ian Blackburne	37,115
Mr James Hall	15,587
Dr Christine Bennett	474

In addition, Mr Robert Cooke holds 1,261,221 performance rights under the terms of the Symbion Health PRP.

These performance rights are included in the 2,560,101 performance rights on issue under the Symbion Health PRP referred to in section 5.4(d) above and accordingly, if the Symbion Health Diagnostics Resolutions and Healthscope Resolutions are approved, 1,261,221 Symbion Health shares will be issued to Mr Cooke. Symbion Health has applied to ASX for a waiver of Listing Rule 10.14 to the extent required to permit the issue of these Symbion Health shares to Mr Cooke.

Each of the Symbion Health directors intends to vote all of the Symbion Health shares they own or control in favour of the Symbion Health Diagnostics Resolutions, the Symbion Health Financial Assistance Resolution and C&P Scheme, in the absence of a Superior Proposal.

No marketable securities of Healthscope are held by or on behalf of Symbion Health directors as at 24 October 2007, other than 3,000 ordinary shares held by the Hall Family Superannuation Fund on behalf of Mr James Hall.

No marketable securities of Lantern, or any controller of Lantern are held by or on behalf of a Symbion Health director as at 24 October 2007.

5.11 Agreements with Symbion Health directors in connection with the Transactions

Save as set out in section 5.12 of this document, or this section 5.11, or as disclosed elsewhere in this document, there are no agreements or arrangements made between any Symbion Health director and any other person, including Healthscope or Lantern, in connection with or conditional upon the outcome of the Transactions.

Symbion Health has agreed to indemnify each Symbion Health director against liabilities incurred by such director in connection with the Transactions and the director's involvement in the process that resulted in the Transactions, and legal costs reasonably incurred in defending an action for any such liability. Symbion Health has the right to control any such claim against a Symbion Health director that could result in a payment being made to that director under the indemnity.

Symbion Health has agreed to obtain a run-off directors' and officers' Insurance cover on behalf of the directors of Symbion

Health under which Symbion Health's current directors' and officers' policy will be extended to seven years after the C&P Scheme Implementation Date. The run-off cover will be put in place before the C&P Scheme Implementation Date.

Under the Diagnostics Transaction Implementation Deed, Healthscope has agreed to indemnify each Symbion Health director in respect of any breach by Symbion Health of its obligations in connection with the indemnity and insurance arrangements described above other than in respect of a liability that relates to facts, matters, events or circumstances which occurred:

(a) after the C&P Scheme Implementation Date; and

(b) before the date on which Symbion Health becomes a subsidiary of Healthscope.

The Symbion Health Board has also resolved that if Diagnostics Completion occurs it will terminate the employment of Mr Robert Cooke, Chief Executive Officer and Managing Director, with effect from the earlier of the C&P Scheme Implementation Date and the End Date and will make payments or awards to Mr Cooke in relation to the termination of his employment with Symbion Health equal to 3 times his total fixed remuneration (being his base salary and employer superannuation contribution) for the year ended 30 June 2007.

It is anticipated that Mr Cooke will enter into a consultancy arrangement with Healthscope. Any such consultancy arrangement will allow Mr Cooke to terminate such arrangement by giving 3 months' notice, and provide that only nominal consideration may be paid in consideration for providing any such consultancy services and that there will be no minimum level of consultancy services which must be provided. As at the date of this document, no such consultancy arrangement has been entered into.

Healthscope intends to invite Mr James Hall, a director of Symbion Health, to join the Healthscope Board if both the Diagnostics Transaction and the C&P Scheme are implemented. Mr Hall will consider whether to accept this invitation once the outcome of the C&P Scheme is known. If Mr Hall accepted that invitation, it is anticipated that, as a director of the Merged Group, Mr Hall would be entitled to receive non-executive director's remuneration for his services, as described in section 5.12.

5.12 Relevant payments to Symbion Health directors and management

Save as set out in sections 5.4 and 5.11 of this document or this section 5.12, or as disclosed elsewhere in this document it is not proposed that any payment or other benefit will be made or given to any director, secretary or executive officer of Symbion Health, or any body corporate related to Symbion Health, as compensation for loss of, or as consideration for or in connection with, his or her retirement from office as director, secretary or executive officer of Symbion Health or a body corporate connected with Symbion Health, other than in the ordinary course of the termination and redundancy arrangements entered into between Symbion Health, or a related body corporate of Symbion Health, and that person.

The Symbion Health Board has resolved that:

(i) in addition to the special exertion fees totalling $135,000 paid to its non-executive directors in September 2007 in relation to the additional duties which they undertook associated with the Original Scheme, certain special exertion fees will be paid to its non-executive directors in relation to the additional duties which they have undertaken and continue to undertake associated with negotiation and approval of the Transactions, which will in aggregate amount to not more than a further $150,000;

(ii) certain Senior Executives of Symbion Health other than Mr Robert Cooke, (to be determined by the Chief Executive Officer and Managing Director Mr Robert Cooke) may receive a transaction completion payment (which payments in aggregate will not exceed $1.0 million) provided they satisfy certain conditions including the Senior Executive still being employed by the Symbion Health Group immediately prior to the Diagnostics Completion Date; and

(iii) if Diagnostics Completion occurs, it will terminate the employment of John Hickey, Group General Manager for Strategy and Business Development, with effect from the earlier of the C&P Scheme Implementation Date and the End Date and will make payments or awards to Mr Hickey in relation to the termination of his employment with Symbion Health equal to 3 times his total fixed remuneration (being his base salary and employer superannuation contribution) for the year ended 30 June 2007.

It is anticipated that John Hickey will enter into a consultancy arrangement with Healthscope. Any such consultancy arrangement will allow John Hickey to terminate such arrangement by giving 3 months notice, and provide that only nominal consideration may be paid in consideration for providing any such consultancy services and that there will be no minimum level of consultancy services which must be provided. As at the date of this document, no such consultancy arrangement has been entered into.

5.13 Publicly available information

Symbion Health has been listed on ASX since 30 June 1962. As such, Symbion Health is a disclosing entity for the purposes of the Corporations Act and is subject to regular reporting and disclosure obligations. As a company listed on ASX, Symbion Health is subject to Listing Rules which require immediate disclosure to the market of any information of which Symbion Health is aware which a reasonable person might expect to have a material impact on the price or value of its securities.

ASIC also maintains a record of documents lodged with it by Symbion Health, and these may be obtained from or inspected at any office of ASIC. Information is also available on Symbion Health's website at www.symbionhealth.com.

5.14 Warranties from C&P Scheme Shareholders

Symbion Health shareholders' attention is drawn to the warranties that Symbion Health shareholders who participate in the C&P Scheme will be deemed to have given, if the C&P Scheme is implemented, in clause 8.5 of the C&P Scheme (as set out in Annexure C to this document).

In particular, the C&P Scheme provides that each C&P Scheme Shareholder is deemed to have warranted to Lantern that:

(i) all their C&P Scheme Shares (including any rights and entitlements attaching to those shares) will, at the date of the transfer of them to Lantern, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind; and

(ii) they have full power and capacity to sell and to transfer their C&P Scheme Shares together with any rights and entitlements attaching to such shares.

5.15 Effect of C&P Scheme on creditors

The C&P Scheme, if implemented, will not materially prejudice Symbion Health's ability to pay its creditors as it involves the purchase of the Symbion Health shares rather than Symbion Health's underlying assets. Apart from the financial assistance to be provided to Lantern as described in section 5.2 of this document, no new liability (other than transaction costs) is expected to be incurred by Symbion Health as a consequence of implementation of the C&P Scheme.

5.16 Consents and disclaimers

(a) Consent to be named

The following parties have given and have not, before the time of registration of this document by ASIC, withdrawn their written consent to be named in this document in the form and context in which they are named:

- UBS AG, Australia Branch as financial adviser to Symbion Health;
- KPMG as auditor and an Investigating Accountant to Symbion Health;
- Clayton Utz as legal adviser to Symbion Health in respect of Australian law; and
- Link Market Services Limited as the Symbion Health Share Registry.

(b) Consent to be named and to the inclusion of information

KPMG has given and has not, before the time of registration of this document by ASIC, withdrawn its written consent to be named as the Investigating Accountant in this document and to the inclusion of the Investigating Accountant's Report set out in section 7 of this document and other statements in this document said to be based on statements made by KPMG, in each case in the form and context in which they appear in this document.

Ernst & Young has given and has not, before the time of registration of this document by ASIC, withdrawn its written consent to be named as the Symbion Health Independent Expert in this document and to the inclusion of the Symbion Health Independent Expert's Report set out in section 8 of this document and other statements in this document said to be based on statements made by Ernst &Young, in each case in the form and context in which they appear in this document.

(c) Disclaimers of responsibility

Each person named in sections 5.16(a) and 5.16(b) of this document:

- does not make, or purport to make, any statement in this document or any statement on which a statement in this document is based other than, in the case of each of Ernst & Young and KPMG, a statement included in this document with the consent of that party; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements in or omissions from this document, other than a reference to its name in the form and context in which it is named and, in the case of each of Ernst & Young and KPMG, any statement or report which has been included in this document with the consent of that party.

5.17 Symbion Health Independent Expert

Ernst & Young has prepared the Symbion Health Independent Expert's Report set out in section 8 of this document advising as to whether, in its opinion, Diagnostics Transaction is fair and reasonable for Symbion Health shareholders and the C&P Scheme is in the best interests of Symbion Health shareholders.

Ernst & Young will be paid a total fee of approximately $225,000, plus GST, plus all out-of-pocket expenses incurred by it in relation to the preparation of its report.

5.18 Rights attaching to Healthscope shares

The Healthscope shares to be issued as the consideration for the acquisition of the Diagnostics Businesses pursuant to the Diagnostics Transaction will be issued fully paid and, from the date of their issue, will rank equally with existing Healthscope shares.

Within 7 days after the date of this document, an application will be made by Healthscope to ASX for the granting of official quotation of the Healthscope shares to be issued pursuant to the Diagnostics Transaction. Quotation is not guaranteed or automatic on such application, but quotation is expected in the ordinary course as Healthscope is already admitted to the official list of ASX.

As Symbion Health shares are scheduled to trade 'ex' the Capital Reduction and

Diagnostics Transaction Dividend from Monday, 3 December 2007, and the New Healthscope Shares are scheduled to commence trading on a normal settlement basis from Thursday, 13 December 2007, Healthscope will apply to the ASX for approval for the New Healthscope Shares to trade on a conditional and deferred settlement basis during the period 3 to 12 December 2007. Symbion Health will also apply to ASX for approval for Symbion Health shares to trade on a conditional and deferred settlement basis during the same period. If the ASX approves those applications on terms satisfactory to Healthscope and Symbion Health, Healthscope and Symbion Health will make announcements to the ASX to that effect (including the terms and conditions that would apply to any conditional market the ASX may provide). Any person who trades in Symbion Health shares or New Healthscope Shares on any such conditional market would do so at their own risk, and Healthscope and Symbion Health disclaim all liability for any loss that any person may suffer as a result of any such trading.

The rights attaching to Healthscope shares are set out in the Healthscope Constitution and, in certain circumstances, are regulated by the Corporations Act, the ASX Listing Rules, the ASTC Settlement Rules and the general law.

The following is a summary of the principal rights attaching to Healthscope shares. This summary does not purport to be exhaustive or to constitute a definitive statement of the rights and liabilities of shareholders of Healthscope, which can involve complex questions of law arising from the interaction of the Healthscope Constitution and statutory, common law and ASX Listing Rule requirements. To obtain a definitive assessment of the rights and liabilities which attach to the Healthscope shares in any specific circumstances, investors should seek their own professional advice.

(a) Voting rights

At a general meeting, subject to a number of specified exceptions, on a show of hands each shareholder present in person (or, in the case of a corporation, present by duly appointed representative), proxy or attorney has one vote.

On a poll, each shareholder has:

- one vote for each fully paid Healthscope share held; and
- for each partly paid share held, a vote in respect of the share which carries the same proportionate value as the proportion of the amount paid up (or agreed to be considered as paid up) on the total issue price of that share bears to the total issue price of the share.

(b) Dividends

The Healthscope Board may declare a dividend to be paid to shareholders. Subject to the Corporations Act, and the rights of, or any restrictions on, the holders of shares created or raised under any special arrangement as to dividends, dividends are payable on each share on the basis of the proportion which the amount paid or agreed to be considered to be paid (excluding amounts credited) bears to the amount of the total issue price for the time being paid or agreed to be considered to be paid (excluding amounts credited) or payable in respect of the share.

(c) Variation of class rights

Subject to the Corporations Act and their terms of issue, the rights attaching to any class of shares may only be varied or cancelled with the written consent of holders of shares with at least 75% of the votes in the class, or by a special resolution passed at a separate meeting of the holders of the shares in that class.

In either case, the holders of shares in a class with not less than 10% of the votes in the class of shares whose rights have been varied or cancelled may apply to a court of competent jurisdiction to exercise its discretion to set aside such variation or cancellation.

The creation or issue of further shares ranking equally with a class of shares already on issue is not taken to be a variation of class rights.

(d) Transfer of Healthscope shares

Healthscope shares, when listed on ASX, are transferable by:

- a written transfer in the usual or common form or in any form the Healthscope Board may prescribe or in a particular case accept, duly stamped (if necessary) and delivered to Healthscope;
- a proper transfer effected in accordance with the ASTC Settlement Rules and ASX requirements; or
- any other electronic system established or recognised by ASX Listing Rules in which Healthscope participates in accordance with the rules of that system.

The Healthscope Board may, subject to the requirements of the Corporations Act and the ASX Listing Rules, refuse to register any transfer of Healthscope shares if the registration would infringe an applicable law or the ASX Listing Rules, or if the transfer concerns securities over which Healthscope has a lien or are subject to forfeiture, or if it is permitted to do so under the ASX Listing Rules.

(e) Issue of further shares

All unissued shares are under the control of the Healthscope directors, who may grant options on the shares, issue or otherwise dispose of the shares on the terms and conditions and for the consideration they think fit. Without affecting any special rights conferred on the holders of any shares, any share in Healthscope may be issued with preferred, deferred or other special rights, obligations or restrictions, whether in regard to dividends, voting, return of share capital, payment of calls or otherwise, as the Healthscope directors may determine.

(f) General meetings and notices

Subject to the Corporations Act and the ASX Listing Rules, each holder of Healthscope shares is entitled to receive notice of, and to attend and vote at, general meetings of Healthscope and to receive all notices, accounts and other documents required to be sent to shareholders under the Healthscope Constitution, the Corporations Act and the ASX Listing Rules. Healthscope may serve a notice on a Healthscope shareholder by leaving it at the shareholder's registered address or by sending it by prepaid post or facsimile transmission addressed to the Healthscope shareholder's registered address or by any electronic means determined by the Healthscope Board.

At a general meeting, holders of Healthscope shares are entitled to be present in person, or by proxy, attorney or (in the case of a body corporate) duly appointed representative.

(g) Winding up

If Healthscope is wound up, the liquidator may divide among the shareholders in kind any part of Healthscope's assets. The division may be carried out as the liquidator thinks fit, subject to the right of any shareholder prejudiced by the division to dissent. Any dissenting shareholder has ancillary rights as if the determination made by the liquidator were a special resolution passed under the Corporations Act relating to the transfer of Healthscope's assets by a liquidator in a voluntary winding up.

(h) Share buy-backs

Healthscope may buy shares in itself on the terms and at the times determined by the directors, to the extent and in the manner permitted by the Corporations Act.

(i) Number of directors

The Healthscope Constitution provides that the Healthscope Board may determine the number of Healthscope directors, subject to the number of directors not being less than four nor more than eight. The Healthscope Board is currently comprised of six non-executive directors and one executive director (being Bruce Dixon, the Managing Director of Healthscope). The Board may not reduce the number below the actual number of directors in office at the time of the reduction. All directors are to be natural persons.

(j) Amendment of Healthscope Constitution

The Corporations Act provides that the constitution of a company may be modified or repealed by a special resolution passed by the members of the company.

The Healthscope Constitution does not provide for any further requirements to be complied with to effect a modification of, or to repeal, the Healthscope Constitution.

5.19 Healthscope shares consideration for acquisition of Diagnostics Businesses

The number of Healthscope shares to be issued to Symbion Health as consideration for the acquisition of all of the shares in SH Holdings under the Diagnostics Transaction will vary depending on the Healthscope VWAP as determined over the Healthscope VWAP Period.

In order to illustrate the maximum number of Healthscope shares which would be issued under the Diagnostics Transaction, the maximum number of Healthscope shares referred to below has been calculated on the basis that the Healthscope VWAP as determined over the Healthscope VWAP Period is $5.30. The number of Healthscope shares which are in fact issued will be less than this if the Healthscope VWAP as determined over the Healthscope VWAP Period is more than $5.30.

Based on the number of Symbion Health shares anticipated to be on issue as at the Diagnostics Record Date,[1] the maximum number of Healthscope shares which would need to be issued under the Diagnostics Transaction if the Healthscope VWAP is $5.30 is approximately 302 million Healthscope shares.

Set out below is a table that shows the approximate number of Healthscope shares which would need to be issued under the Diagnostics Transaction if the Healthscope VWAP is more than $5.30, for a range of Healthscope VWAPs, in each case based on the number of Symbion Health shares anticipated to be on issue as at the record date for the Capital Reduction component of the Diagnostics Transaction.

Healthscope VWAP ($)	Approximate number of Healthscope shares issued (m)[2]
$5.30	302
$5.40	296
$5.50	291
$5.60	285
$5.70	285
$5.80	285
$5.90	285
$6.00	285
$6.06	285
$6.10	283
$6.20	279
$6.30	274
$6.40	270
$6.50	266
$6.51	266
$6.60	266
$6.70	266

Notes:

1. The number of Symbion Health shares anticipated to be on issue as at the Diagnostics Record Date comprises the Symbion Health shares on issue as at the date of this document plus Symbion Health shares that would be issued if all Symbion Health Performance Rights vest and new Symbion Health shares are issued to the holders of those performance rights.
2. The precise number of Healthscope shares to be issued will be determined in accordance with the Diagnostics Transaction Implementation Deed, and will depend on the Healthscope VWAP and the aggregate number of Symbion Health shares on issue at the Diagnostics Record Date, and will also be subject to the effects of rounding.

Subject to the Healthscope Shareholder Resolutions being approved by Healthscope shareholders, Healthscope has the capacity to issue the maximum number of Healthscope shares which may be required to be issued under the Diagnostics Transaction.

5.20 Other information about Healthscope

(a) Interests of Healthscope Group in Symbion Health securities

Relevant Interests in Symbion Health securities

As at the date of this document, Healthscope does not have a relevant interest in any of the Symbion Health securities on issue.

Voting power in Symbion Health

As at the date of this document, Healthscope does not have any voting power in Symbion Health.

Dealings in Symbion Health Securities

Except as disclosed elsewhere in this document, neither Healthscope nor any of its associates has provided, or agreed to provide, or has received or agreed to receive, consideration for any Symbion Health shares under a sale, purchase or agreement for sale or purchase of Symbion Health shares during the 4 months ended on the day immediately before the date of this document.

Except as disclosed elsewhere in this document (including in section 5.12), during the period of 4 months ended on the day immediately before the date of this document, neither Healthscope nor any of its associates has given or offered to give or agreed to give a benefit to another person where the benefit was likely to induce the other person, or an associate, to:

- vote in favour of the Diagnostics Transaction; or
- dispose of Symbion Health shares,

which was not offered to all Symbion Health shareholders.

(b) Interests of Healthscope directors

Interests in Transactions

Except as disclosed elsewhere in this document, no director of Healthscope holds as at the date of this document, or has held in the 2 years before the date of this document, an interest in the Transactions or Symbion Health.

Except as disclosed elsewhere in this document, no one has paid or agreed to pay any amount, and no one has given or agreed to give any benefit to, any director of Healthscope to induce that person to become or to qualify as a director of Healthscope.

Interests of Healthscope directors in Symbion Health shares

As at the date of this document, no Symbion Health shares are held by or on behalf of any of the directors of Healthscope.

Interests of Healthscope directors in Healthscope securities

As at the date of this document, the directors of Healthscope have interests in the following securities in Healthscope:

Director	Fully Paid Ordinary Shares	Healthscope Performance Rights
H Kevin McCann	1,387,244	nil
Linda B Nicholls	155,443	nil
Richard A F England	115,069	nil
David Evans	18,921,735	nil
Ziggy E Switowski	130,000	nil
Philip Bullock	nil	nil
Bruce R Dixon	1,668,701	317,307

Note:
At the Healthscope 2007 Annual General Meeting, shareholders approved the grant of a further 155,660 Healthscope Performance Rights to Bruce Dixon. They have not yet been granted at the date of this document.

Remuneration of Healthscope directors

The constitution of Healthscope contains several provisions as to remuneration of executive and non-executive directors of Healthscope. As remuneration for services, each non-executive director of Healthscope is to be paid an amount determined by the Healthscope Board, provided that the aggregate amount payable to non-executive directors for their services in any year may not exceed the amount determined by Healthscope shareholders in general meeting. The latest determination was at the Annual General Meeting held in October 2007, when Healthscope shareholders approved a maximum aggregate remuneration of $1.5 million.

Any Healthscope director who performs substantial services outside the ordinary duties of a Healthscope director (such as serving on special committees) may be paid extra remuneration as determined by the Healthscope Board. In addition, every director of Healthscope is entitled to be paid all reasonable travel, accommodation and other expenses incurred by the director in attending meetings of Healthscope, of the Healthscope Board or of any committees, or while engaged on the business of Healthscope.

Indemnity, insurance and access

The Healthscope Constitution provides for each director of Healthscope to enter into a Director's Deed of Appointment. Each director of Healthscope has entered into a Director's Deed of Appointment, which, in summary, provides that:

- Healthscope is to indemnify each director out of the assets of Healthscope against any liability incurred by the director in or arising out of the conduct of the business of Healthscope or in or arising out of the discharge of the duties of the director. Healthscope must indemnify the director to the extent it is not precluded by law from doing so (subject to the ability of the director to be indemnified from other sources);
- Healthscope must maintain an insurance policy for the benefit of the director which insures the director against any liability incurred by the director for acts or omissions of the director in their capacity as a director of Healthscope; and
- during a period of 7 years after the director ceases to be a director of Healthscope, Healthscope must give the director access to papers of the Healthscope Board for the sole purpose of a director defending any legal proceedings which

relate to an act or omission of the director in performing their duties to Healthscope or appearing before any inquiry or hearing of a government agency relating to an act or omission of the director in performing their duties to Healthscope.

Payment and other benefits to Healthscope directors

Except as disclosed elsewhere in this document, no payment or other benefit is being proposed to be made or given to any director, secretary or executive officer of Healthscope or its related entities as compensation for loss of or as consideration for or in connection with their retirement from office in Healthscope or in a related body corporate.

5.21 Summary of other documents relevant to the Transactions

(a) Diagnostics Transaction Implementation Deed

The full text of the Diagnostics Transaction Implementation Deed between Symbion Health and Healthscope is set out in Annexure A to this document.

(b) C&P Scheme Implementation Deed

The full text of the C&P Scheme Implementation Deed between Symbion Health and Lantern is set out in Annexure B to this document.

(c) Diagnostics Sale and Purchase Agreement

The Diagnostics Sale and Purchase Agreement provides for the sale by Symbion Health of all of the issued shares in SH Holdings (the "Sale Shares") to Healthscope. Signing and completion of the Diagnostics Sale and Purchase Agreement is to occur simultaneously on satisfaction or waiver of the conditions precedent set out in the Diagnostics Transaction Implementation Deed.

The purchase price for the Sale Shares is the issue by Healthscope of the New Healthscope Shares to Symbion Health, as may be adjusted by cash payments to or from Symbion Health related to certain financial matters, including related to:

(i) the difference between the actual net debt of Symbion Health Group and a forecast of that net debt;

(ii) changes in net working capital of the C&P Companies between an agreed reference amount and the actual working capital;

(iii) the difference between the actual intercompany loan balances between the C&P Companies and Symbion Health and a forecast of those intercompany loan balances;

(iv) certain Symbion Health head office costs to be shared on a pro rata basis including Symbion Health's third party transaction costs, interest on external debt and unallocated corporate costs; and

(v) the difference between actual tax payments allocated to the Consumer Businesses or the Pharmacy Businesses and a forecast of those payments.

Neither Symbion Health nor Healthscope is obliged to complete the Diagnostics Sale and Purchase Agreement unless it is evident that the Diagnostics Distribution can be effected such that Symbion Health shareholders will be able to be registered as the holders of the New Healthscope Shares and that there is no judgment, order, injunction, restraint or prohibition of a kind referred to in clause 5.9(a) of the Diagnostics Transaction Implementation Deed.

The Diagnostics Sale and Purchase Agreement has "wrong pockets" clauses that provide, subject to the provisions of the Shared Services Agreement, that assets of the Symbion Health Group which are held by Diagnostics Companies following Diagnostics Completion but were used in either of the C&P Businesses prior to Diagnostics Completion are transferred to Consumer or Pharmacy (as the case may be) or that rights are granted to Consumer or Pharmacy to use those assets as they were enjoyed prior to Diagnostics Completion. Similarly, for assets of the Symbion Health Group which are held by C&P Companies following Diagnostics Completion but were used in the Diagnostics Businesses prior to Diagnostics Completion, the wrong pockets clauses effect a transfer of those assets to Healthscope (or its nominee) or provide that rights are granted to Healthscope (or its nominee) to use those assets as they were enjoyed prior to Diagnostics Completion.

The Diagnostics Sale and Purchase Agreement provides for Healthscope to make employment offers to the Symbion Health employees (other than those employed in the C&P Businesses and other specifically excluded employees).

Subject to specified exceptions, there are reciprocal indemnities under the Diagnostics Sale and Purchase Agreement in relation to any liability that the C&P Group Indemnified Parties (as defined in the Diagnostics Sale and Purchase Agreement, but which broadly means the C&P Companies and, until it becomes a Subsidiary of Healthscope, Symbion Health) may suffer in connection with the Diagnostics Businesses and any liability that the Purchaser Indemnified Parties (as defined in the Diagnostics Sale and Purchase Agreement, but which broadly means Healthscope and its Related Bodies Corporate following Diagnostics Completion) may suffer in connection with either of the C&P Businesses. The rationale behind these indemnities is, broadly, that liabilities in respect of the Diagnostics Businesses should be borne by the Healthscope Group and liabilities in respect of the C&P Businesses should be borne by the C&P Companies (including Symbion Health, until it becomes a Subsidiary of Healthscope). There are also reciprocal indemnities in relation to any liabilities that C&P Group Indemnified Parties or Purchaser Indemnified Parties may suffer in connection with businesses of the Symbion Health Group that are not C&P Businesses or Diagnostics Businesses (as the case may be) on the basis that Healthscope is responsible for 70.261% of such liabilities and Consumer and Pharmacy (and, until it becomes a Subsidiary of Healthscope, Symbion Health) are responsible for 29.739% of such liabilities.

The Diagnostics Sale and Purchase Agreement contains detailed provisions dealing with tax liabilities and indemnities to allocate tax liabilities between Consumer, Pharmacy and Healthscope.

(d) Restructure Agreement

The Restructure Agreement is to be signed shortly after the Symbion Health

Diagnostics General Meeting if the Symbion Health Diagnostics Resolutions are passed. It is an agreement to transfer the assets of the Symbion Health Group to the companies which will carry on the Diagnostics Businesses, the Consumer Businesses and the Pharmacy Businesses after the Diagnostics Completion Date (to the extent that they are not already in an appropriate operating subsidiary). Completion of the transfer of assets and contracts in respect of the Diagnostics Businesses (as defined in the Restructure Agreement) is to occur simultaneously on the signing of the Restructure Agreement. Completion of the transfer of assets, employees and contracts in respect of the C&P Businesses (as defined in the Restructure Agreement) is to occur on the date of satisfaction of the condition precedent in clause 4.1(l) (Court approval of C&P Scheme) of the C&P Scheme Implementation Deed.

The purchase price for the assets to be transferred is the book value of those assets as at the completion date of the transfer of the relevant assets ("Asset Completion Date").

The Restructure Agreement requires that Consumer and Pharmacy offer employment to any employees of Symbion Health or any Diagnostics Company that are employed in the Consumer Businesses or Pharmacy Businesses respectively.

(e) Shared Services Agreement

The Shared Services Agreement requires Healthscope to provide (for a fee) specified services to Symbion Health, Consumer and Pharmacy (the "C&P Parties"). These services are provided on a short term basis (generally 9 months from Diagnostics Completion) to give the C&P Parties time to transition away from Healthscope. The services include payroll services, IT services, financial accounting services and certain corporate services. There is also the ability to negotiate a sublease for the premises the C&P Parties occupied prior to Diagnostics Completion. Certain services are specifically excluded, including workers' compensation services, legal services and OH&S services.

The fee payable by the C&P Parties for many of the services is specified in the schedules to the agreement. For certain services that Symbion Health may require, this will need to be agreed and for any new services that Healthscope agrees to provide, this will also need to be agreed although the agreement provides certain principles that have to be followed in setting that fee. In relation IT services, it is acknowledged that the fee specified in the relevant schedule to the agreement is the sum of the fixed recharges for IT services to the C&P Businesses in the Symbion Health budget for the financial year 2007/2008 ("Budget"). Variable recharges that arise from variations in equipment volumes as envisaged in the Budget, as well as telecommunications recharges and any other expenses which are not included in the fees as envisaged by the Budget, are payable in addition to the specified fee.

There are certain limited obligations on the C&P Parties to provide services (for a fee) to Healthscope to the extent required by Healthscope (including to provide the services to the C&P Parties) because an asset, person or contract could not be transferred to either the Diagnostics Group under the Restructure Agreement or Healthscope under the Diagnostics Sale and Purchase Agreement.

The parties must use their best endeavours to obtain all necessary third party consents to these arrangements, although if this cannot be achieved, Healthscope is not obliged to provide that part of the service.

Healthscope has excluded its liability in connection with the provision of the services. It has also capped its potential liability to the total fees payable under the agreement. Further, the C&P Parties are required to indemnify Healthscope for any liability it suffers as result of providing the services except where Healthscope has wilfully breached the agreement, is negligent, fraudulent or dishonest.

The C&P Parties may terminate a service under the agreement without cause on 1 month's notice or sooner for material and unremedied breach. Healthscope has a right to terminate in certain circumstances, including due to third party restraints, if the Diagnostics Businesses cease to use or be provided with the services (provided the C&P Parties are given 3 months' notice) or it is unable to provide the services for reasons beyond its reasonable control.

(f) Recapitalisation Steps

Before the sale of the shares in SH Holdings (the Symbion Health Subsidiary that owns the Diagnostics Businesses) to Healthscope can occur, there is a requirement that SH Holdings repay all its Intercompany Debt. The Recapitalisation Steps set out the various steps that Symbion Health and Healthscope have agreed to take prior to Diagnostics Completion in order to allow SH Holdings to repay the Intercompany Debt on Diagnostics Completion. Pursuant to the Recapitalisation Steps, Healthscope will provide a loan facility directly to SH Holdings of an amount that will enable SH Holdings to fully repay the Intercompany Debt so that the Diagnostics Transaction can proceed. Under that facility, Healthscope will issue the Promissory Note, which SH Holdings will then assign to Symbion Health. On Diagnostics Completion, the conditions to draw down of the Promissory Note will be satisfied and Symbion Health would draw down the face value of the Promissory Note (resulting in full repayment of the Intercompany Debt by SH Holdings).

Symbion Health will use some of the proceeds generated from the repayment of the Intercompany Debt pursuant to the Recapitalisation Steps to settle its external loan commitments with its lending syndicate, and will retain any excess funds.

(g) Symbion Health-Lantern Loan Agreement

The Symbion Health-Lantern Loan Agreement requires Symbion Health to loan to Lantern an amount equal to the amount paid by Healthscope in respect of the Promissory Note under the Recapitalisation Steps as described in section 5.21(f) less the amount of Symbion Health's external debt.

Symbion Health's obligations under the agreement do not become binding until:

- the Symbion Health Financial Assistance Resolution has been approved by the requisite majority of Symbion Health shareholders;
- shareholders in the company which will become the ultimate Australian holding company of Symbion Health on C&P Scheme Implementation have approved the giving of financial assistance by the requisite majorities; and
- the C&P Scheme becomes Effective.

Lantern may only draw down the loan:

(i) on and following the Implementation Date; and

(ii) at least 14 days after the relevant notices in respect of shareholder approval of the proposed financial assistance are lodged with ASIC.

5.22 Summary of documentation between Healthscope and Lantern

Healthscope and Lantern have entered into the Co-operation Deed which governs the relationship between Healthscope and Lantern in respect of the Transactions. This section summarises the key terms of the Co-operation Deed.

Each party has accepted certain obligations in relation to the conduct of their respective Transactions, including restrictions on any waiver of certain conditions precedent to those Transactions. For example, Lantern may not waive the conditions precedent to the C&P Scheme in respect of any breach of the warranties given by Symbion Health or the occurrence of any of the prescribed occurrences set out in the C&P Scheme Implementation Deed without Healthscope's consent, unless the waiver would not or would be likely to not adversely affect Healthscope as prospective purchaser of Symbion Health (under the Symbion Health Share Sale Deed).

Lantern and Healthscope have agreed that, until the earlier of termination of the Co-operation Deed or the C&P Scheme becoming Effective, they will neither solicit, nor engage in negotiations with respect to, certain competing or alternative proposals to the Transactions by a third party, and each party must give the other immediate notice of any unsolicited approach it receives. However, an exclusion from this is that Lantern may discuss or negotiate any Superior Diagnostics Proposal if required to do so under the C&P Scheme Implementation Deed. The Co-operation Deed terminates automatically if the C&P Scheme Implementation Deed or the Diagnostics Transaction Implementation Deed terminates. Lantern may also be required by Symbion Health to terminate the Co-operation Deed under the C&P Scheme Implementation Deed if a Superior Diagnostics Proposal is made.

If Healthscope recommends a Superior Healthscope Proposal and terminates the Diagnostics Transaction Implementation Deed, and that Superior Healthscope Proposal is actually implemented prior to 7 October 2008, Healthscope must pay to Lantern an amount equal to certain third party advisory costs and out of pocket expenses incurred by Lantern in connection with the Transactions (less any reimbursement amounts or break fees otherwise paid or payable to Lantern by Symbion Health or any third party), up to a maximum of $5 million.

Subject to the C&P Scheme being implemented, the C&P Holding Entities being transferred to the Lantern Purchasers (so that the only subsidiaries of Symbion Health would be the International Companies) and Lantern conducting Symbion Health's business in compliance with certain agreed restrictions after implementation of the C&P Scheme, Healthscope intends to acquire the shares in Symbion Health from Lantern. The Symbion Health Share Sale Deed sets out the terms on which Healthscope would acquire and Lantern would sell the shares in Symbion Health. If executed, the Symbion Health Share Sale Deed would result in the transfer of the shares in Symbion Health to Healthscope for consideration equal to the sum of $1 and all cash held by the International Companies as at completion of the Diagnostics Transaction Implementation Deed. Each party would give the other warranties as to capacity and authority, and Lantern would give Healthscope warranties in respect of its ownership of the shares in, and its conduct of, Symbion Health.

5.23 ASX waivers

ASX has granted to Symbion Health:

- a waiver of Listing Rule 6.24 in relation to the timing of the record date of the Diagnostics Transaction Dividend; and
- a waiver of Listing Rule 10.14, to the extent necessary to permit Mr Robert Cooke to acquire Symbion Health shares issued by Symbion Health pursuant to the Symbion Health PRP as described in section 5.10 of this document without the approval of Symbion Health shareholders.

5.24 Supplementary information

Symbion Health will issue a supplementary document to this document if it becomes aware of any of the following between the date of lodgement of this document for registration by ASIC and the C&P Effective Date:

(a) a material statement in this document is false or misleading;

(b) a material omission from this document;

(c) a significant change affecting a matter included in this document; or

(d) a significant new matter has arisen and it would have been required to be included in this document if it had arisen before the date of lodgement of this document for registration by ASIC.

Depending on the nature and timing of the changed circumstances and subject to obtaining any relevant approvals, Symbion Health may circulate and publish any supplementary document by:

(i) placing an advertisement in a prominently published newspaper which is circulated generally throughout Australia;

(ii) posting the supplementary document on Symbion Health's website; or

(iii) making an announcement to ASX.

Taxation Information

6.1 General

This part of the document provides a general guide to the tax implications that will arise for Symbion Health shareholders as a result of the implementation of the Diagnostics Transaction by Symbion Health, including a summary of the consequences of the application of the demerger rules in the Australian income tax legislation. This part of the document also provides a general guide to the tax implications that will arise for Symbion Health shareholders as a result of selling their shares to Lantern under the C&P Scheme.

This commentary is not a complete analysis of all potential tax consequences from the Diagnostics Transaction or the C&P Scheme. It does not purport to be taxation advice and should not be relied on as such.

All Symbion Health shareholders are advised to consult their own independent tax adviser regarding the consequences of acquiring, holding or disposing of Symbion Health shares and New Healthscope Shares.

6.2 Australian income tax consequences of the Diagnostics Transaction

(a) Scope

Following is a summary of the Australian income tax consequences of the Diagnostics Transaction, based on the legislation enacted at the date of this document.

This summary in section 6.2 is not applicable to all Symbion Health shareholders and, in particular, does not discuss the tax implications arising in foreign jurisdictions for foreign resident Symbion Health shareholders that participate in the Diagnostics Transaction, nor does it apply to:

- Symbion Health shareholders who do not hold their Symbion Health shares as capital assets (for example, shareholders who hold their Symbion Health shares as trading stock or revenue assets);
- Symbion Health shareholders who are foreign residents for Australian taxation purposes; or
- Symbion Health employees whose shares are subject to the employee share acquisition scheme tax rules (Symbion Health employees will be separately advised of the tax implications for them under the Diagnostics Transaction).

(b) Application of Australian demerger rules

Symbion Health has applied for a class ruling on behalf of Symbion Health shareholders in relation to the Australian income tax consequences of shareholders participating in the Diagnostics Transaction, including the consequences of the application of the demerger rules in the Australian income tax legislation. It is possible that the ATO may have a different view in the class ruling from those expressed in this section. If this occurs, Symbion Health will notify Symbion Health shareholders.

Symbion Health shareholders who are residents of Australia for income tax purposes will be eligible for roll-over relief under the demerger rules in the Australian tax legislation (referred to as "demerger roll-over relief").

In broad terms, demerger roll-over relief will allow Symbion Health shareholders to choose to defer the capital gains tax consequences of the CGT event arising on the implementation of the Diagnostics Transaction.

The discussions in sections 6.2(c) to 6.2(g) below apply to Australian resident Symbion Health shareholders who choose demerger roll-over relief for all of their Symbion Health shares.

The income tax implications for Australian resident Symbion Health shareholders who do not choose demerger roll-over relief are discussed in section 6.2(h) below.

(c) Treatment of the Capital Reduction

Under the Diagnostics Transaction, Symbion Health shareholders will be taken to have received the Capital Reduction of approximately $0.13 per share as part of the Diagnostics Transaction.

Where a shareholder chooses demerger roll-over relief, the Capital Reduction will not give rise to either a capital gain or loss for the shareholder.

(d) Diagnostics Transaction Dividend

The difference between the market value of the Healthscope shares (ascertained by the volume weighted average share price for the 10 days of trading in Healthscope Shares on the ASX prior to the Completion) and the total Capital Reduction amount will be the total of the Diagnostics Transaction Dividend to be provided to shareholders. Each Symbion Health shareholder will be treated as receiving a share of the Diagnostics Transaction Dividend in proportion to their shareholding in Symbion Health for tax purposes.

This Diagnostics Transaction Dividend (which will not be paid in cash to shareholders) will not be taxable to Symbion Health shareholders.

(e) Capital gains tax cost base – allocation between Symbion Health shares and Healthscope shares

The demerger roll-over relief rules will determine the new cost base of Symbion Health shares and New Healthscope Shares held after the Diagnostics Transaction. In general terms, the choice to benefit from demerger roll-over relief will result in the following outcomes:

- where a shareholder acquired their Symbion Health shares after 19 September 1985 ('post-CGT'), the shareholder will be required to apportion the existing cost base of their Symbion Health shares over both their Symbion Health shares and their New Healthscope Shares;
- where a shareholder acquired their Symbion Health shares before 20 September 1985 ('pre-CGT'), the shareholder's Symbion Health shares and New Healthscope Shares will also be treated as pre-CGT shares; and

- where a shareholder owns both pre-CGT and post-CGT Symbion Health shares, the shareholder will be required to adopt the treatment identified above in proportion to the number of pre-CGT and post-CGT Symbion Health shares they hold.

Symbion Health shareholders who participated in the Mayne Pharma demerger transaction may need to work out the cost base of their Symbion Health shares prior to the Diagnostics Transaction in accordance with the demerger rules. Information on the operation of the demerger rules in relation to the Mayne Pharma demerger is contained in Class Ruling CR 2005/83 issued by the Commissioner of Taxation. A demerger calculator is available on the ATO website to assist shareholders in calculating the cost base of their Symbion Health shares (refer to www.ato.gov.au/scripts/axos/axos.asp?CONTEXT=&KBS=Demergers.xr4&go=ok).

The apportionment of the cost base of post-CGT Symbion Health shares between the Symbion Health shares and the New Healthscope Shares will require that the shareholder consider the anticipated or actual market values of Symbion Health shares and New Healthscope Shares just after the Diagnostics Transaction.

As a guide, Symbion Health shareholders may wish to use the volume weighted average price ('VWAP') of Symbion Health shares and Healthscope shares sold on the ASX over five days of trading after the date of the completion of the Diagnostics Transaction. Shareholders will be notified of these VWAPs shortly after the end of this trading period.

Example of how to determine new cost base of Symbion Health and New Healthscope Shares

The example below is for illustrative purposes only, and the VWAPs stated should not be taken as an indication of the likely VWAP for Symbion Health shares and Healthscope shares. No assurance can be, or is, given as to the prices at which the New Healthscope Shares will trade after the Diagnostics Transaction, either in stand-alone or relative terms.

Paige, a shareholder, owns 2,000 post-CGT Symbion Health shares, which she acquired on 1 January 2006. Paige's cost base per Symbion Health share is $2.75, meaning their total cost base for all of her shares is $5,500. On the basis that the 10-day VWAP of the Healthscope shares prior to the Symbion Health Diagnostics General Meeting was $5.60, Paige will receive 0.4393 New Healthscope Shares for every Symbion Health share held at the Diagnostics Record Date.

Paige chooses demerger roll-over relief in relation to all of her Symbion Health shares in respect of the Diagnostics Transaction. As a result, Paige will be required to apportion the cost base of her Symbion Health shares between her 2,000 Symbion Health shares and her 879 New Healthscope Shares on the basis of the respective anticipated or actual market values of the shares just after the Diagnostics Transaction.

The cost base of each of Paige's Symbion Health shares after the Diagnostics Transaction will be calculated as:

$$\frac{\text{Total cost base of Symbion Health shares}}{\text{Number of Symbion Health shares}} \times \frac{\text{Total Market Value ('MV') of Symbion Health shares}}{\text{Total MV of Symbion Health shares + Total MV of Healthscope shares}}$$

The total cost base of all of Paige's Symbion Health shares will be calculated by multiplying the cost base of each Symbion Health share by the total number of Symbion Health shares held.

The cost base of each of Paige's New Healthscope Shares after the Diagnostics Transaction will be calculated as:

$$\frac{\text{Total cost base of Symbion Health shares}}{\text{Number of Healthscope shares}} \times \frac{\text{Total MV of New Healthscope Shares}}{\text{Total MV of Symbion Health shares + Total MV of Healthscope shares}}$$

The total cost base for all of Paige's New Healthscope Shares will be calculated by multiplying the cost base of each New Healthscope Share by the total number of New Healthscope Shares held.

The following table provides indicative cost bases for each of Paige's Symbion Health shares and New Healthscope Shares on the basis that Paige decides to use the VWAP referred to above to calculate her post-Diagnostics Transaction cost bases, and the VWAP of Symbion Health shares is between $1.60 and $1.90 and that of Healthscope shares is between $5.60 and $5.90.

VWAP of Symbion Health shares	VWAP of Healthscope shares			
	$5.60	$5.70	$5.80	$5.90
$1.60	$1.0837/$3.7931	$1.0721/$3.8195	$1.0607/$3.8453	$1.0496/$3.8706
$1.70	$1.1237/$3.7019	$1.1120/$3.7286	$1.1005/$3.7548	$1.0892/$3.7804
$1.80	$1.1619/$3.6150	$1.1501/$3.6420	$1.1384/$3.6684	$1.1271/$3.6943
$1.90	$1.1983/$3.5321	$1.1864/$3.5593	$1.1747/$3.5859	$1.1632/$3.6121

The sum of the total cost bases of Paige's Symbion Health shares and New Healthscope Shares (being the cost base per Symbion Health share multiplied by the number of Symbion Health shares held and the cost base per New Healthscope Share multiplied by the number of Healthscope shares held) will be equal to the cost base of Paige's Symbion Health shares prior to the Diagnostics Transaction.

(f) Disposal of Symbion Health shares after the Diagnostics Transaction

Broadly, the taxation implication of selling Symbion Health shares, either prior to, after, or as a result of participating in the Diagnostics Transaction are consistent with the discussions at section 6.3.

(g) Disposal of Healthscope shares after the Diagnostics Transaction

Pre-CGT Healthscope shares

Holders of pre-CGT Symbion Health Shares will be treated as acquiring their New Healthscope Shares pre-CGT if they choose demerger roll-over relief (refer section 6.2(e) above). Broadly, this will mean that any capital gain realised on the sale of those pre-CGT Healthscope shares will not be subject to tax.

Post-CGT Healthscope shares

Any capital gain realised on the subsequent sale of post-CGT Healthscope shares should be subject to tax. A capital gain will arise to the extent the capital proceeds received on the sale of the shares exceeds their cost base.

The cost base of Healthscope shares acquired as part of the Diagnostics Transaction will be calculated in accordance with the principles discussed at section 6.2(e) above.

Each New Healthscope Share will be deemed to have been acquired by the relevant shareholder on the same date as that on which the original Symbion Health share which gave rise to the entitlement to that New Healthscope Share was acquired. This deemed acquisition date will be relevant for the CGT discount concession, if available. Upon a subsequent sale of New Healthscope Shares, certain Symbion Health shareholders, such as individuals and superannuation funds who have held their Symbion Health shares for more than 12 months, may be entitled to benefit from the CGT discount concession to reduce the amount of any capital gain (i.e. 50% discount for individuals and 33 1/3% discount for superannuation funds).

(h) CGT consequences of the Diagnostics Transaction if a shareholder does not elect CGT demerger relief

If a shareholder does not elect demerger roll-over relief in respect of post-CGT Symbion Health shares:

- the shareholder will realise a capital gain in respect of the Capital Reduction on each of their post-CGT Symbion Health shares if the Capital Reduction applicable to each post-CGT Symbion Health share is greater than the cost base of that original Symbion Health share. The capital gain will equal the difference between the Capital Reduction and the cost base. This capital gain may be eligible for discount CGT treatment (as discussed in section 6.2(g) above). Symbion Health shareholders cannot realise a capital loss as a result of the Capital Reduction. Shareholders holding pre-CGT Symbion Health shares will not realise a capital gain in respect of those shares;
- the cost bases of the Symbion Health shares held by the shareholder at the Diagnostics Record Date and the New Healthscope Shares issued to the shareholder under the Diagnostics Transaction will be determined in accordance with the principles described in section 6.2(e) (i.e. on the same basis as if the shareholder had elected demerger roll-over relief);
- for CGT discount purposes, the shareholder will be deemed to have acquired the New Healthscope Shares issued under the Diagnostics Transaction in respect of post-CGT Symbion Health shares at the time the original Symbion Health shares were acquired.

If a shareholder does not elect CGT demerger roll-over relief in respect of pre-CGT Symbion Health shares:

- the shareholder will not realise a capital gain in respect of the Capital Reduction on each of their pre-CGT Symbion Health shares;
- all of the New Healthscope Shares issued to that shareholder under the Diagnostics Transaction will be treated as post-CGT shares. The cost base of the New Healthscope Shares will be determined based on ordinary CGT principles, which should result in the shareholder having a cost base equal to the market value of the New Healthscope Shares on the date of issue; and
- for CGT discount purposes, the shareholder will be deemed to have acquired the New Healthscope Shares issued under the Diagnostics Transaction in respect of pre-CGT Symbion Health shares at the time of the Diagnostics Transaction.

6.3 Australian income tax consequences of the C&P Scheme

(a) Scope

Following is a summary of the Australian income tax consequences of the C&P Scheme, based on the legislation enacted at the date of this document.

This summary in section 6.3 is not applicable to all Symbion Health shareholders and, in particular, does not discuss the tax implications arising in foreign jurisdictions for foreign resident Symbion Health shareholders that participate in the C&P Scheme, nor does it apply to:

- Symbion Health shareholders who do not hold their Symbion Health shares as capital assets (for example, shareholders who hold their Symbion Health shares as trading stock or revenue assets); or
- Symbion Health employees whose shares are subject to the employee share acquisition scheme tax rules (Symbion Health employees will be separately advised of the tax implications for them under the C&P Scheme).

(b) CGT

Australian residents

Shareholders that are Australian residents for tax purposes and who hold their Symbion Health shares on capital account will, prima facie, make a capital gain on the sale of their Symbion Health shares if the capital proceeds received for the disposal of the Symbion Health shares of $1.77[1] cash exceeds the cost base for the Symbion Health shares. The sale may give rise to a capital loss if the capital proceeds received for the disposal of the Symbion Health shares is less than the reduced cost base for the Symbion Health shares. A capital loss will be available to reduce capital gains (not ordinary income) arising in the year of sale or in subsequent years.

Symbion Health shareholders that received New Healthscope Shares under the Diagnostics Transaction will need to calculate the cost base of their Symbion Health shares in accordance with the principles in section 6.2.

Symbion Health shareholders that are individuals or trusts who have held their shares for more than 12 months may be entitled to benefit from the CGT discount concession to reduce the amount of any capital gain (i.e. a 50% discount for individuals and a 331/3% discount for superannuation funds). Alternatively, Symbion Health shareholders who acquired their shares before 22 September 1999 may be able to claim cost base indexation until the September 1999 quarter.

Foreign residents

Shareholders that are foreign residents (and not also Australian resident for tax purposes) and who hold their Symbion Health shares on capital account will only make a taxable capital gain on the disposal of their Symbion Health shares where:

- The shareholder and its associates (if any) beneficially own, or owned throughout a 12 month period that began no earlier than 24 months before the date of sale, 10% or more of the issued share capital of Symbion Health and more than 50% of Symbion Health's assets are attributable to Australian real property; or
- The shareholder holds the Symbion Health shares in connection with a business carried on in Australia through a permanent establishment.

The taxable capital gain (if any) will be calculated as outlined above for Australian resident shareholders.

6.4 Stamp duty

Symbion Health shareholders will not be liable to pay stamp duty on the receipt of the New Healthscope Shares under the Diagnostics Transaction.

Symbion Health shareholders will not be liable to pay stamp duty on the disposal of their Symbion Health shares under the C&P Scheme.

6.5 GST

Symbion Health shareholders will not be liable for (or be required to pay) GST on the receipt of New Healthscope Shares or any other distributions received in connection with the Diagnostics Transaction.

Note:

1. Rounded to 2 decimal places. Actual value is $1.76693.

This page is left blank intentionally.

Investigating Accountant's Report



Audit & Risk Advisory Services
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Australia

ABN: 51 194 660 183
Telephone: +61 3 9288 5555
Facsimile: +61 3 9288 6666
DX: 30824 Melbourne
www.kpmg.com.au

The Directors
Symbion Health Limited
Pura House
5 Queens Road
Melbourne Victoria 3004

The Directors
Healthscope Limited
Level 1, 407 Royal Parade
Parkville Victoria 3052

26 October 2007

Dear Sirs

Investigating Accountant's Report on Historical and Pro forma Historical Financial Information

Introduction

KPMG has been engaged by Symbion Health Limited ("Symbion") to prepare this report for inclusion in the Symbion Health Explanatory Memorandum ("Explanatory Memorandum") to be dated 26 October 2007 and to be issued by Symbion, in respect of the proposed acquisition of the Diagnostics Business by Healthscope Limited and the acquisition of Symbion Health Limited by Lantern Bid Co Pty Ltd.

Expressions defined in the Explanatory Memorandum have the same meaning in this report.

Financial information

KPMG has been requested to prepare a report covering the historical and pro forma historical financial information of Symbion, historical financial information of Healthscope, and the pro forma historical financial information of the Merged Group and Symbion Health C&P described below and disclosed in the Explanatory Memorandum.



Historical and Pro forma Historical Financial Information

Symbion

The Symbion historical and pro forma historical financial information, as set out in Section 4.1 of the Explanatory Memorandum, comprises the following:

- Historical balance sheets as at 30 June 2006 and 30 June 2007;
- Pro forma historical balance sheet as at 30 June 2007;
- Historical income statements and cash flows for the years ended 30 June 2006 and 30 June 2007;
- Pro forma historical income statement and cash flows for the year ended 30 June 2007; and
- Notes thereto.

The historical balance sheets as at 30 June 2006 and 30 June 2007, pro forma historical balance sheet as at 30 June 2007, income statements and cash flows for the years ended 30 June 2006 and 30 June 2007 and pro forma income statement and cash flows for the year ended 30 June 2007 as set out in Section 4.1 of the Explanatory Memorandum, have been extracted from the financial statements of Symbion for the years ended 30 June 2006 and 30 June 2007 respectively and include pro forma adjustments as described in Section 4.1 of the Explanatory Memorandum.

The Symbion historical and pro forma historical financial information is presented in an abbreviated form insofar as it does not include all of the disclosures required by the Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act 2001 ("Corporations Act").

The financial statements of Symbion for the years ended 30 June 2006 and 30 June 2007 were audited by KPMG in accordance with Australian Auditing Standards. The audit opinions issued to the members of Symbion relating to those financial statements were unqualified.

The directors of Symbion are responsible for the preparation and presentation of the Symbion historical financial information.



Healthscope

The Healthscope historical financial information, as set out in Section 4.2 of the Explanatory Memorandum, comprises the following:

- Historical balance sheets as at 30 June 2006 and 30 June 2007;
- Historical income statements and cash flows for the years ended 30 June 2006 and 30 June 2007; and
- Notes thereto.

The historical balance sheets as at 30 June 2006 and 30 June 2007 and income statements and cash flows for the years ended 30 June 2006 and 30 June 2007 as set out in Section 4.2 of the Explanatory Memorandum, have been extracted from the financial statements of Healthscope for the years ended 30 June 2006 and 30 June 2007 respectively.

The Healthscope historical financial information is presented in an abbreviated form insofar as it does not include all of the disclosures required by the Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act.

The financial statements of Healthscope for the years ended 30 June 2006 and 30 June 2007 were audited by Healthscope's external auditor in accordance with Australian Auditing Standards. The audit opinions issued to the members of Healthscope relating to those financial statements were unqualified. KPMG is not Healthscope's external auditor.

The directors of Healthscope are responsible for the preparation of the Healthscope historical financial information.

Pro forma historical financial information of the Merged Group (excluding synergies)

The pro forma historical financial information of the Merged Group (excluding synergies), as set out in Section 4.3 of the Explanatory Memorandum, comprises the following:

- Pro forma historical balance sheet as at 30 June 2007;
- Pro forma historical income statement and cash flows for the year ended 30 June 2007; and
- Notes thereto.

The pro forma historical balance sheet of the Merged Group as at 30 June 2007 and pro forma historical income statement and cash flows for the year ended 30 June 2007, as set out in Section 4.3 of the Explanatory Memorandum, have been compiled from the aggregation of:



- Pro forma historical balance sheet, income statement and cash flows of Symbion extracted from the financial statements of Symbion for the year ended 30 June 2007 and set out in Section 4.1 of the Explanatory Memorandum;

- Historical balance sheet, income statement and cash flows of Healthscope extracted from the financial statements of Healthscope for the year ended 30 June 2007 and set out in Section 4.2 of the Explanatory Memorandum; and

- Pro forma transactions / adjustments, and recapitalisation and acquisition adjustments described in Section 4.3 of the Explanatory Memorandum.

The pro forma historical financial information of the Merged Group is presented in an abbreviated form insofar as it does not include all of the disclosures required by the Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act.

The directors of Healthscope are responsible for the preparation and presentation of the pro forma historical financial information of the Merged Group, including the determination of the pro forma transactions and/or adjustments except for that information that has been specifically provided by Symbion.

Pro forma historical financial information of Symbion Health C&P

The pro forma historical financial information of Symbion Health C&P, as set out in Section 4.4 of the Explanatory Memorandum, comprises the following:

- Pro forma historical balance sheet as at 30 June 2007;
- Pro forma historical income statement and cash flows for the year ended 30 June 2007; and
- Notes thereto.

The pro forma historical balance sheet of Symbion Health C&P as at 30 June 2007 and pro forma historical income statement and cash flows for the year ended 30 June 2007, as set out in Section 4.4 of the Explanatory Memorandum, have been compiled from the aggregation of:

- the historical balance sheet, income statement and cash flows of Symbion extracted from the financial statements of Symbion for the year ended 30 June 2007 and set out in Section 4.1 of the Explanatory Memorandum; and

- the pro forma transactions and/or adjustments described in Section 4.4 of the Explanatory Memorandum.



The pro forma historical financial information of Symbion Health C&P is presented in an abbreviated form insofar as it does not include all of the disclosures required by the Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act 2001 ("Corporations Act").

The directors of Symbion are responsible for the preparation and presentation of the pro forma historical financial information of Symbion Health C&P, including the determination of the pro forma transactions and/or adjustments.

Scope

Review of Symbion historical and pro forma historical financial information

We have reviewed the Symbion historical and pro forma historical financial information in order to report whether anything has come to our attention which causes us to believe that the Symbion historical and pro forma historical financial information, as set out in Section 4.1 of the Explanatory Memorandum, does not present fairly:

- Historical balance sheets as at 30 June 2006 and 30 June 2007;
- Pro forma historical balance sheet as at 30 June 2007;
- Historical income statements and cash flows for the years ended 30 June 2006 and 30 June 2007;
- Pro forma historical income statement and cash flows for the year ended 30 June 2007; and
- Notes thereto;

in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by Symbion disclosed in Section 4 of the Explanatory Memorandum.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances, including:

- analytical procedures on the historical financial information;
- a consideration of work papers, accounting records and other documents;
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Symbion disclosed in Section 5 of the Explanatory Memorandum; and
- enquiry of directors, management and others.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Healthscope historical financial information

We have reviewed the Healthscope historical financial information in order to report whether anything has come to our attention which causes us to believe that the Healthscope historical financial information, as set out in Section 4.2 of the Explanatory Memorandum, does not present fairly:

- The historical balance sheets of Healthscope as at 30 June 2006 and 30 June 2007; and
- The historical income statements and cash flows of Healthscope for the years ended 30 June 2006 and 30 June 2007;

in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by Healthscope disclosed in Section 4 of the Explanatory Memorandum.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances, including:

- analytical procedures on the historical financial information;
- a consideration of work papers, accounting records and other documents;
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Healthscope disclosed in Section 4 of the Explanatory Memorandum; and
- enquiry of directors, management and others.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.



Pro forma historical financial information of the Merged Group (excluding synergies)

We have reviewed the pro forma historical financial information of the Merged Group (excluding synergies) in order to report whether anything has come to our attention which causes us to believe that the pro forma historical financial information of the Merged Group (excluding synergies), as set out in Section 4.3 of the Explanatory Memorandum, does not present fairly:

- Pro forma historical balance sheet as at 30 June 2007;
- Pro forma historical income statement and cash flows for the year ended 30 June 2007; and
- Notes thereto;

in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by Symbion and Healthscope disclosed in Section 4 of the Explanatory Memorandum.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances, including:

- analytical procedures on the historical financial information;
- a consideration of work papers, accounting records and other documents;
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Symbion and Healthscope disclosed in Sections 5 and 6 of the Explanatory Memorandum; and
- enquiry of directors, management and others.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Pro forma historical financial information of Symbion Health C&P

We have reviewed the pro forma historical financial information of Symbion Health C&P in order to report whether anything has come to our attention which causes us to believe that the pro forma historical financial information of Symbion Health C&P, as set out in Section 4.4 of the Explanatory Memorandum, does not present fairly:

- Pro forma historical balance sheet as at 30 June 2007;
- Pro forma historical income statement and cash flows for the year ended 30 June 2007; and



- Notes thereto;

in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by Symbion and Healthscope disclosed in Section 4 of the Explanatory Memorandum.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances, including:

- analytical procedures on the historical financial information;
- a consideration of work papers, accounting records and other documents;
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Symbion and Healthscope disclosed in Sections 5 and 6 of the Explanatory Memorandum; and
- enquiry of directors, management and others.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review statements

Review statement on Symbion historical and pro forma historical financial information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the Symbion historical and pro forma historical financial information, as set out in Section 4.1 of the Explanatory Memorandum, does not present fairly:

- Historical balance sheets as at 30 June 2006 and 30 June 2007;
- Pro forma historical balance sheet as at 30 June 2007;
- Historical income statements and cash flows for the years ended 30 June 2006 and 30 June 2007;
- Pro forma historical income statement and cash flows for the year ended 30 June 2007; and
- Notes thereto;



in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted and disclosed in Section 4.1 of the Explanatory Memorandum.

Review statement on Healthscope historical financial information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the Healthscope historical financial information, as set out in Section 4.2 of the Explanatory Memorandum, does not present fairly:

- Historical balance sheets of Healthscope as at 30 June 2006 and 30 June 2007; and
- Historical income statements and cash flows of Healthscope for the years ended 30 June 2006 and 30 June 2007;

in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted and disclosed in Section 4 of the Explanatory Memorandum.

Review statement on the pro forma historical financial information of the Merged Group (excluding synergies)

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the pro forma historical financial information of the Merged Group (excluding synergies), included in Section 4.3 of the Explanatory Memorandum, does not present fairly:

- Pro forma historical balance sheet as at 30 June 2007;
- Pro forma historical income statement and cash flows for the year ended 30 June 2007; and
- Notes thereto;

in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted and disclosed in Section 4 of the Explanatory Memorandum.

Review statement on the pro forma historical financial information of Symbion Health C&P

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the pro forma historical financial information of Symbion Health C&P, included in Section 4.4 of the Explanatory Memorandum, does not present fairly:

- Pro forma historical balance sheet as at 30 June 2007;
- Pro forma historical income statement and cash flows for the year ended 30 June 2007; and
- Notes thereto;



in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted and disclosed in Section 4 of the Explanatory Memorandum.

Independence

KPMG does not have any interest in the outcome of the proposed scheme of arrangement, other than in connection with the preparation of this report and participation in due diligence procedures for which normal professional fees will be received. (KPMG is the auditor of Symbion and) from time to time, KPMG (also) provides Symbion and Healthscope with certain other professional services for which normal professional fees are received.

Responsibility

KPMG has consented to the inclusion of this Investigating Accountant's Report in the Explanatory Memorandum in the form and context in which it is so included, but has not authorised the issue of the Explanatory Memorandum. Accordingly, KPMG makes no representation regarding, and takes no responsibility for, any other statements, or material in, or omissions from, the Explanatory Memorandum.

General advice warning

This report has been prepared, and included in the Explanatory Memorandum, to provide investors with general information only and does not take into account the objectives, financial situation or needs of any specific investor. It is not intended to take the place of professional advice and investors should not make specific investment decisions in reliance on the information contained in this report. Before acting or relying on any information, an investor should consider whether it is appropriate for their circumstances having regard to their objectives, financial situation or needs

Yours faithfully

Maurice Bisetto
Partner

This page is left blank intentionally.

Symbion Health Independent Expert's Report

ERNST & YOUNG

VALUATION & BUSINESS MODELLING

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7715

PART 1 – INDEPENDENT EXPERT'S REPORT

26 October 2007

The Directors
Symbion Health Limited
Level 7, 5 Queens Road
MELBOURNE VIC 3004

Dear Directors

Independent Expert's Report

Introduction and purpose of the report

On 8 October 2007, Symbion Health Limited ("Symbion Health") announced that it had reached an agreement with Healthscope Limited ("Healthscope"), Ironbridge Capital and Archer Capital ("the IAC Consortium") regarding the proposed terms of the sale of its businesses.

Symbion Health has engaged Ernst & Young Transaction Advisory Services Limited ("Ernst & Young Transaction Advisory Services") to prepare an independent expert's report ("the Independent Expert's Report") in relation to the two separate elements of this proposal:

- the sale of a Symbion Health subsidiary containing Symbion Health's Pathology, Medical Centres and Diagnostic Imaging businesses (collectively "the Diagnostics Business"), to Healthscope in exchange for Healthscope scrip and an agreement by Healthscope to refinance the Diagnostics Business' existing debt ("the Diagnostics Transaction"); and
- the sale of shares in Symbion Health, containing the remaining Symbion Health businesses, being Consumer and Pharmacy Services ("Symbion Health C&P") to the IAC Consortium in exchange for cash by way of a Scheme of Arrangement ("the C&P Scheme").

Given there are two separate elements to the proposal, two separate independent expert's opinions are provided. Under the structure of the proposed deal, the Diagnostics Transaction will require approval from a simple majority of Symbion Health shareholders and there is no formal requirement for an independent expert's report. Notwithstanding this, the Symbion Health Board is seeking an independent expert's report for this transaction to assist Symbion Health shareholders in assessing the merits of the Diagnostics Transaction. This report will need to determine whether or not the Diagnostics Transaction is "fair and reasonable" to the Symbion Health shareholders.

Valuation & Business Modelling is a part of Ernst & Young Transaction Advisory Services Limited
ABN 87 003 599 844 Australian Financial Services Licence No. 240585

Under the second element of the proposal, the shares in Symbion Health will be sold to the IAC Consortium under a Scheme of Arrangement, in exchange for cash. There is no formal requirement for an independent expert's report. Notwithstanding this, the Symbion Health Board is seeking an independent expert's report which considers whether or not the C&P Scheme is "in the best interests" of Symbion Health shareholders. This second transaction will require approval from 75% of shareholders present at the shareholder meeting.

The C&P Scheme can only occur if the Diagnostics Transaction has previously been completed but the Diagnostics Transaction can occur regardless of the outcome of the vote on the C&P Scheme. Symbion Health shareholders will be asked to vote on both the Diagnostics Transaction and the C&P Scheme at meetings of shareholders currently scheduled for 30 November 2007.

The attached report provides our separate opinions in relation to each of these two elements of the proposal.

Basis of Evaluation

In forming our opinions, Ernst & Young Transaction Advisory Services has considered, in relation to each proposal:

- Whether the value of the business/asset that is proposed to be sold by Symbion Health is higher or lower than the value of the consideration being offered by the proposed buyer for that business/asset;
- Whether a premium for control is being offered, and whether this is appropriate in the circumstances;
- Other qualitative factors which we believe represent either advantages or disadvantages to Symbion Health shareholders;
- The likelihood of an alternative superior offer being made to Symbion Health shareholders; and
- The alternatives available to Symbion Health shareholders.

We have examined these various matters separately in relation to each transaction.

Diagnostics Transaction – Summary of Findings

We have estimated the market value of the equity in the Diagnostics Business inclusive of a premium for control, and have compared this with the estimated market value of the consideration being offered by Healthscope, being scrip in Healthscope, on a minority basis. The following summarises our findings:

Valuation Conclusion	Section reference	Total value $ million		Value per Symbion Health share $	
		Low	High	Low	High
Value of Diagnostics Business (inclusive of a premium for control)	8.4.1.7	1,238	1,398	1.91	2.15
Value of consideration offered - Healthscope scrip (minority basis)	8.4.2.9	1,424	1,744	2.19	2.68

On the basis of the above comparison, we have determined that the value of the consideration being offered by Healthscope exceeds the value of the Diagnostics Business.

In addition to the valuation comparison outlined above, we have identified a number of other key matters which should be considered in evaluating the offer (refer to Section 9 of our report for detailed commentary):

- Contribution ratio – based on our analysis, we believe that the proportion of New Healthscope to be owned by Symbion Health shareholders is greater than the relative contribution made by Symbion Health shareholders to New Healthscope;

- Synergy risk – in considering the value of the consideration offered by Healthscope, we have placed a value on the synergies expected to be realised of between $564 million and $648 million. Failure to successfully realise the planned synergies could result in the scrip being worth less to Symbion Health shareholders;
- Tax – the tax consequences of the Diagnostics Transaction will vary depending on the circumstances of each individual Symbion Health shareholder. Symbion Health shareholders need to consider their tax position in weighing up the advantages and disadvantages of the Diagnostics Transaction;
- ATO rulings – there is currently some uncertainty in relation to the tax outcomes, pending rulings from the ATO. These rulings have the potential to materially impact the attractiveness of this proposal to Symbion Health shareholders. We note that the Revised Proposal is unlikely to proceed in the absence of favourable rulings. Our opinions have been formed on the assumption that favourable rulings will eventuate. Were an unfavourable ruling to be made by the ATO, this would be likely to significantly alter the value of the consideration offered and our opinion may change;
- Alternative offer – We note that Primary Health Limited ("Primary") remains a 20.0% shareholder in Symbion Health. This shareholding was acquired at an average price of $4.13 per share between July 2007 and August 2007. Primary has expressed its interest in engaging with Symbion Health in relation to potential transactions. On 8 October 2007, after Symbion Health, Healthscope and the IAC Consortium had executed documents in relation to the Revised Proposal, Symbion Health received a proposal from Primary indicating an interest in acquiring selective Diagnostics assets. We understand that the Symbion Health Board considered Primary's approaches and, based on the information available, determined they were not in Symbion Health shareholders' interests. The Revised Proposal makes allowance for competing offers to be made to the Symbion Health Board by other parties. In the five months since the announcement of the Original Proposal on 1 May 2007, we understand that no formal offer has been received by Symbion Health from Primary, other than the letters referred to above, but there is nevertheless the possibility that a competing proposal may be received from Primary or other parties; and
- If the Diagnostics Transaction does not proceed and in the absence of an alternative bidder, the Symbion Health share price is likely to drop.

Diagnostics Transaction - Conclusion

Taking into consideration the matters summarised above and detailed in the attached Independent Expert's Report, in the opinion of Ernst & Young Transaction Advisory Services, the Diagnostics Transaction is fair and reasonable to Symbion Health shareholders.

As outlined in Section 9.8, Primary has publicly stated that it intends to vote against both the Diagnostics Transaction and the C&P Scheme ("*absent a material change in circumstances or in the structure of the Revised Proposal*"). In the event the Diagnostics Transaction proceeds, but the C&P Scheme is then rejected, Symbion Health shareholders will receive scrip in New Healthscope and will retain their shares in Symbion Health, comprising, at that point, the Consumer and Pharmacy Services Businesses. Given the uncertainty surrounding the outcome of the C&P Scheme, we have therefore also considered the potential value to a Symbion Health shareholder after the Diagnostics Transaction has occurred and taking into consideration the range of potential outcomes under the C&P Scheme.

For the purposes of this analysis, we have compared the value of Symbion Health including a premium for control, with New Healthscope scrip on a minority interest basis and a range of values for Symbion Health C&P (at the low end, being on a low multiple and minority interest basis and at the high end, taking into consideration the IAC Consortium offer). The following table summarises our findings in this regard:

Valuation Conclusion $	Low	High
Value per Symbion Health share on a control basis	3.52	3.91
Value attributable to a Symbion Health shareholder after Diagnostics Transaction		
- New Healthscope (minority)	2.19	2.68
- Symbion Health C&P (low - low multiple and minority discount, high - IAC offer)	1.35	1.77
Total value	3.54	4.45

The range of potential values attributable to a Symbion Health shareholder in the event that the Diagnostics Transaction has been approved is broad. This reflects both the uncertainty regarding the value of New Healthscope scrip (given the range of potential exchange ratios) and the value of Symbion Health C&P (between, at the low end, a low multiple / minority interest / standalone value and at the high end, the offer from the IAC Consortium). The high end represents the value of the offer from the IAC Consortium. We understand that Sigma was previously interested in the C&P Business at about the price being offered by the IAC Consortium and there may well be other parties interested in acquiring these assets at a price approaching $1.77 per share (including the surplus capital of approximately $440 million, or 68 cents per share). We believe that there is therefore solid market evidence to support a control value at around this price. The bottom end of this range reflects Symbion Health C&P on a minority stand-alone basis and hence assumes that Primary votes against the C&P Scheme (after the Diagnostics Proposal has previously been approved), that no alternative bidder for Symbion Health C&P emerges, and that any speculation in relation to an alternative bidder disappears, which we believe to be unlikely. In light of the above, we would expect that a Symbion Health C&P share would trade in the range of $1.35 to $1.77 in the event that the Diagnostics Transaction proceeds but the C&P Scheme is not approved.

We note that the range of values for an existing Symbion Health share on a control basis ($3.52 to $3.91) is in the bottom half of the range implied by the potential outcomes after the Diagnostics Transaction has occurred ($3.54 to $4.45). As a result of the above analysis, our conclusion in relation to the Diagnostics Transaction, outlined above, would still be that it is fair and reasonable, irrespective of the voting intentions of Primary in relation to the C&P Scheme.

C&P Scheme – Summary of Findings

We have estimated the value of a Symbion Health C&P share, inclusive of a premium for control (and on the basis that the Diagnostics Transaction has previously been completed) and have compared this with the value of the cash being offered by the IAC Consortium. The following summarises our findings:

Valuation Conclusion	Section reference	Total value $million		Value per share $	
		Low	High	Low	High
Value of Symbion Health C&P Business (inclusive of a premium for control)	8.5.1.7	1,016	1,108	1.56	1.71
Value of cash consideration offered		1,148	1,148	1.77	1.77

We note that the premium being offered above the full control value of Symbion Health C&P is reduced in percentage terms due to the surplus capital in Symbion Health C&P following the implementation of the Diagnostics Transaction. This amounts to approximately 68 cents per share in each of the above values.

On the basis of the above comparison, we have determined that the value of the consideration being offered by the IAC Consortium exceeds the value of a Symbion Health C&P share.

In addition to the valuation comparison outlined above, we have identified a number of other key matters which should be considered in evaluating the offer (refer to Section 9.8 of our report for detailed commentary):

- Overall value of Revised Proposal - We note the C&P Scheme can only proceed if the Diagnostics Transaction (or a similar transaction with a superior diagnostics acquirer) has previously been completed. Consequently, in assessing the C&P Scheme we have also considered the overall value of the Revised Proposal to Symbion Health shareholders. The following table summarises the overall value of Symbion Health on a control basis and compares this to the value of the consideration being offered by Healthscope and the IAC Consortium:

Valuation Conclusion $	Low	High
Value per Symbion Health share on a control basis	3.52	3.91
Value of consideration offered		
- New Healthscope scrip	2.19	2.68
- Cash	1.77	1.77
Total value of consideration offered	3.96	4.45

  We note that the range of values of the consideration offered is in excess of the full control value of Symbion Health;

- Control premium – From a comparison of the consideration being offered by the IAC Consortium to the "undisturbed VWAP" of Symbion Health in the three to six months up to 29 January 2007, we believe that Symbion Health shareholders are being offered a reasonable premium for their shares;
- Tax – The tax consequences of the C&P Scheme will vary depending on the circumstances of each individual Symbion Health shareholder. We note that the C&P Scheme, should it proceed, will create taxable events for many Symbion Health shareholders. Symbion Health shareholders need to consider their tax position in weighing up the advantages and disadvantages of the C&P Scheme;
- Alternative offer – In the lead up to the Symbion Health shareholder meeting in relation to the Original Proposal, a consortium lead by Sigma Pharmaceuticals Limited ("the Sigma Consortium") submitted a counter-bid to the IAC Consortium's offer. A revised superior offer was subsequently received from the IAC Consortium. A further, higher offer was then made by the Sigma Consortium but this was received after the deadline imposed by the Implementation Deed and as such could not be implemented. The Revised Proposal makes allowance for competing offers to be made to the Symbion Health Board by other parties (conditional on the sale of the Diagnostics Business) and it is possible that the Sigma Consortium or others may come forward with a competing offer; and
- If the C&P Scheme does not proceed and in the absence of an alternative bidder, the Symbion Health share price is likely to drop.

C&P Scheme - Conclusion

Taking into consideration the matters summarised above and detailed in the attached Independent Expert's Report, in the opinion of Ernst & Young Transaction Advisory Services, the C&P Scheme is in the best interests of Symbion Health shareholders.

Other matters

On 26 October 2007 a wholly owned subsidiary of Primary commenced proceedings against Symbion Health in the Federal Court of Australia regarding certain matters related to the Revised Proposal. Further details regarding this action are provided in the Explanatory Memorandum. At the date of our report, the outcome of these proceedings is uncertain. This report and our opinion is based on the Revised Proposal as it currently stands and makes no allowance for any changes that may or may not occur as a result of this action.

This Independent Expert's Report has been prepared specifically for the directors and shareholders of Symbion Health. Neither Ernst & Young Transaction Advisory Services, Ernst & Young, nor any member or employee thereof undertakes responsibility to any person, other than the Symbion Health shareholders, in respect of this Independent Expert's Report, including any errors or omissions howsoever caused.

Ernst & Young Transaction Advisory Services has previously prepared an independent expert's report in relation to an earlier proposal by Healthscope ("the Original Proposal"). Ernst & Young Transaction Advisory Services concluded that the Original Proposal was in the best interests of Symbion Health shareholders.

This Independent Expert's Report constitutes general financial product advice only and has been prepared without taking into consideration the individual circumstances of Symbion Health shareholders. The decision to accept or reject the Diagnostics Transaction and the C&P Scheme is a matter for individual Symbion Health shareholders. Symbion Health shareholders should consider the advice in the context of their own circumstances, preferences and risk profiles. Symbion Health shareholders should have regard to the Explanatory Memorandum prepared by the directors and management of Symbion Health in relation to the Revised Proposal. Symbion Health shareholders should also consider the taxation implications in relation to the Diagnostics Transaction and the C&P Scheme. The Explanatory Memorandum contains general information in relation to the taxation implications of the Diagnostics Transaction and the C&P Scheme. Symbion Health shareholders who are in doubt as to the action they should take in relation to the Revised Proposal should consult their own professional adviser.

Our opinion is made as at the date of this letter and reflects circumstances and conditions as at that date. This letter must be read in conjunction with the full Independent Expert's Report, as attached.

Yours faithfully
Ernst & Young Transaction Advisory Services Limited





Tim Hatherley
Representative

John Selak
Director and Representative

Attachment

Contents

Part 1 - Independent Expert's Report

Glossary of Abbreviations

Abbreviated Name	Name
AAPP	Australian Association of Pathology Practices
ACCC	Australian Competition and Consumer Commission
AGM	Annual General Meeting
AIFRS	Australian Equivalents to International Financial Reporting Standards
API	Australian Pharmaceutical Industries Ltd
Archer	Archer Capital Pty Limited
ASIC	The Australian Securities & Investments Commission
ASX	The Australian Securities Exchange Limited
C&P Business	The Consumer and Pharmacy Services Businesses of Symbion Health C&P
C&P Scheme	The scheme of arrangement under which the IAC Consortium seeks to acquire the shares in Symbion Health, which will contain the Consumer and Pharmacy Services Businesses following the sale of the Diagnostics Business to Healthscope
COGS	Cost of Goods Sold
Corporations Act	Corporations Act 2001
Corporations Regulations	Corporations Regulations 2001 (Cwlth)
CPI	Consumer Price Index
CSO	Community Service Obligation
Cwlth	Commonwealth
DCA	DCA Group Ltd
DCF	Discounted cash flow
Diagnostics Business	A Symbion subsidiary containing Symbion's Pathology, Medical Centres and Diagnostic Imaging Businesses
Diagnostics Transaction	The sale of the Diagnostics Business to Healthscope in exchange for New Healthscope scrip (to be distributed in specie to the Symbion Health shareholders by way of a capital reduction)
EBIT	Earnings before interest and tax
EBITDA	Earnings before interest, tax, depreciation and amortisation
Ernst & Young Transaction Advisory Services	Ernst & Young Transaction Advisory Services Limited
Explanatory Memorandum	The Explanatory Memorandum providing information to assist Symbion Health shareholders in considering the Revised Proposal
FSG	Financial Services Guide

FY05	Full year ended 30 June 2005
FY06	Full year ended 30 June 2006
FY07	Full year ended 30 June 2007
GDP	Gross Domestic Product
GPs	General Practitioners
Healthscope	Healthscope Limited
Healthscope VWAP	The volume weighted average share price for Healthscope in the ten trading days prior to the shareholder meeting
IAC Consortium	The consortium comprising Ironbridge and Archer
Ironbridge	Ironbridge Capital Pty Limited
MoU	Memorandum of Understanding
MRI	Magnetic resonance imaging
NATA	National Association of Testing Authorities
New Healthscope	The merged Symbion Health Diagnostics Business and Healthscope businesses
NM&IG	NM&IG Medical Pty Ltd
Original Proposal	Proposed Scheme of Arrangement under which Healthscope sought to acquire the shares in Symbion Health, and then sell the Pharmacy and Consumer divisions to the IAC Consortium for cash. This proposal did not receive sufficient votes at the shareholder meeting on 11 September 2007
Pan	Pan Pharmaceuitcals
PBS	Pharmaceutical Benefits Scheme
Primary	Primary Health Care Ltd
Ramsay	Ramsay Healthcare Ltd
RCPA	Royal College of Pathologists of Australasia
Report	Independent Expert's Report
Revised Proposal	Alternative transaction structure involving two transactions, under which Healthscope acquires Symbion Health's Diagnostics Business, containing Symbion Health's Pathology, Medical Centres and Diagnostic Imaging businesses for scrip, and the IAC Consortium acquires Symbion Health C&P Business for cash
Scheme	Scheme of arrangement under which the IAC Consortium seeks to acquire the shares in Symbion Health C&P
Scheme Implementation Deed	Scheme Implementation Deed between Symbion Health and the IAC Consortium
Section 411	Section 411 of the Corporations Act

Shareholders Meeting	Meeting of Symbion Health shareholders convened by the court where the resolution to proceed with the Diagnostics Transaction and the C&P Scheme will be voted upon
Sigma	Sigma Pharmaceuticals Ltd
Sonic	Sonic Healthcare Ltd
Symbion Health	Symbion Health Limited
Symbion Health 2007 Final Dividend	Any dividend declared by Symbion Health in respect of the financial year ended 30 June 2007
Symbion Health C&P	The Pharmacy & Consumer Businesses which will remain in the Symbion Health corporate structure following the Diagnostics Transaction
TGA	Therapeutic Goods Administration
The Transactions	The Diagnostics Transaction and the C&P Scheme collectively
Transaction Implementation Deed	Transaction Implementation Deed between Symbion Health and Healthscope
UK	United Kingdom
US	United States of America

1 Introduction

1.1 Background

In May 2007 Symbion Health Limited ("Symbion Health") and Healthscope Limited ("Healthscope") announced that they were in discussions regarding a proposal under which Healthscope would acquire 100% of the issued shares in Symbion Health by way of a scheme of arrangement. Under the scheme, Healthscope proposed to acquire all the shares in Symbion Health from Symbion Health shareholders in exchange for a combination of shares in Healthscope and cash. Healthscope then intended to sell the Pharmacy Services and Consumer divisions of Symbion Health to Ironbridge Capital Pty Limited and Archer Capital Pty Limited (collectively, the "IAC Consortium") in exchange for cash.

At the date of the shareholders meeting on 11 September 2007, Primary Health Care Limited ("Primary") had accumulated some 20.0% of the issued capital of Symbion Health and voted against the proposal at that meeting. Notwithstanding that the overwhelming majority of Symbion Health shareholders other than Primary voted in favour (99.2%), the Original Proposal was not approved by the requisite majority. This previous proposal is referred to as the "Original Proposal" throughout this report.

Ernst & Young Transaction Advisory Services has previously prepared an independent expert's report in relation to the Original Proposal and concluded that it was in the best interests of Symbion Health shareholders.

1.2 The Revised Proposal

The Symbion Board considered a number of options available to Symbion Health and concluded that pursuing an alternative transaction structure with Healthscope and the IAC Consortium, designed to achieve substantially similar outcomes to the Original Proposal, was the best option for Symbion Health shareholders. As a result, Symbion, Healthscope and the IAC Consortium continued discussions and on 8 October 2007 announced that they had finalised a new proposal, comprising two separate transactions:

- the sale by Symbion Health of a subsidiary containing Symbion Health's Pathology, Medical Centres and Diagnostic Imaging businesses (the "Diagnostics Business"), to Healthscope in exchange for New Healthscope scrip which will be distributed to Symbion Health shareholders, and an agreement by Healthscope to refinance the Diagnostics Business' existing debt (the "Diagnostics Transaction"); and
- the sale of shares in Symbion Health, containing the remaining Symbion businesses, being Consumer and Pharmacy Services businesses (collectively "Symbion Health C&P") to the IAC Consortium in exchange for cash ("the C&P Scheme").

These two separate transactions are collectively referred to as the "Revised Proposal" throughout this report. Effectively, in assessing the Revised Proposal, there are three potential outcomes:

- Both proposals proceed – in which case, on completion, Symbion Health shareholders would receive New Healthscope scrip and cash in exchange for their Symbion Health shares. Symbion's Diagnostics Business would be owned by Healthscope (in which Symbion Health shareholders would hold shares) and the C&P Business would be owned by the IAC Consortium;
- Both proposals do not proceed – in which case Symbion Health shareholders would continue to own their existing Symbion Health shares and Symbion Health would continue in its current form in the absence of other proposals;
- The Diagnostics Transaction proceeds but the C&P Scheme does not – in which case, on completion of the Diagnostics Transaction, Symbion Health shareholders would receive New Healthscope scrip in exchange for the Diagnostics Business and would continue to own shares in Symbion Health, which would remain a listed business, focused on the Pharmacy and Consumer businesses, with surplus capital.

The Revised Proposal is to be the subject of three separate votes, at meetings of Symbion Health shareholders expected to be held on 30 November 2007. Further details regarding these steps are provided below:

1.2.1 Diagnostics Transaction

Under the proposed structure of the Diagnostics Transaction, the shares in the Diagnostics Business will be sold to Healthscope in exchange for New Healthscope scrip and an agreement by Healthscope to refinance the Diagnostics Business' existing debt of $914[1] million. The refinancing of this debt by Healthscope will be used to repay external borrowings of $475 million[1], with the remainder available to be used by Symbion Health as appropriate (which will depend in part on the outcome of the C&P Scheme). The existing corporate functions of Symbion Health will also be transferred to Healthscope as part of the Diagnostics Transaction. The New Healthscope scrip received by Symbion Health will then be distributed in specie to the Symbion Health shareholders by way of a capital reduction and dividend. The Diagnostics Transaction will require approval from a simple majority of Symbion Health shareholders.

[1] Indicative values only. Values relate to 30 June 2007

The effect of the Diagnostics Transaction, if approved, will be as follows:

- Symbion Health shareholders will continue to hold their existing Symbion Health shares and will also have received shares in Healthscope through an in specie distribution by Symbion Health to its shareholders. The ratio at which Symbion Health shareholders will receive Healthscope shares in exchange for the sale of the Diagnostics Business will vary within a range between 0.4089 and 0.4642, depending on the Healthscope VWAP. The Healthscope VWAP is the volume weighted average price at which Healthscope shares trade in the 10 trading days prior to the Symbion Health shareholder meeting. This range of potential exchange ratios is consistent with that agreed under the Original Proposal and is summarised in the table below:

Healthscope VWAP	Healthscope shares offered per Symbion Health share
Less than $5.30[2]	0.4642
$5.40	0.4556
$5.50	0.4473
$5.60 to $6.05	0.4393
$6.06	0.4389
$6.10	0.4361
$6.20	0.4290
$6.30	0.4222
$6.40	0.4156
$6.50	0.4092
More than $6.51	0.4089

Note: Some numbers in the above table have been rounded

- Symbion Health C&P (being Symbion's Consumer and Pharmacy businesses), will continue to be wholly owned by Symbion Health, and hence by Symbion Health shareholders;
- Symbion Health will also have repaid all external debt and will hold cash of $440[3] million, offset by working capital requirements and off-balance sheet securitisation facilities totalling approximately $354[3] million. Hence, Symbion Health C&P will have a net cash balance of $86 million; and
- The Diagnostics Business will be a wholly owned subsidiary of Healthscope.

Refer to Section 2 of the Explanatory Memorandum for a detailed description of the Diagnostics Transaction.

[2] If the Healthscope VWAP falls below $5.30, Symbion Health has the right to adjourn the shareholders meeting and a right to terminate the Implementation Deed

[3] Indicative values only. Values relate to 30 June 2007

1.2.2 C&P Scheme

Under the proposed structure of the C&P Scheme, all shares in Symbion Health will be sold to the IAC Consortium under a Scheme of Arrangement, in exchange for cash totalling $1,148 million. Excluding the net cash position of $86 million, this represents an enterprise value of $1,062 million. This Scheme of Arrangement will require approval from a majority of shareholders present (who hold at least 75% of the shares voted) at the shareholder meeting to approve the scheme of arrangement, and a special resolution (75%) of shareholders present at a general meeting to approve the financial assistance deemed to be provided by Symbion to the IAC Consortium as part of that transaction.

The C&P Scheme is conditional on the prior implementation of the Diagnostics Transaction (or similar transaction with a superior diagnostics acquirer), but the Diagnostics Transaction can occur regardless of the outcome of the vote on the C&P Scheme.

1.3 Conditions of the Diagnostics Transaction

The Diagnostics Transaction is subject to a number of conditions including:

- Healthscope shareholder approval;
- Symbion Health shareholder approval;
- Recapitalisation - to enable the intercompany loans of the subsidiary of Symbion Health Group which owns the Diagnostics Business to be repaid prior to completion, certain recapitalisation steps will need to take place and must be completed before the Diagnostics Transaction Implementation Deed completes;
- Restructuring - in order to ensure that all of the assets, liabilities and employees of the Diagnostics Business are owned by the Diagnostics companies and that all assets, liabilities and employees of the C&P Businesses are owned by C&P companies;
- ATO ruling to confirm whether demerger relief will be available for Symbion Health shareholders and that the ATO will not seek to apply specific anti-avoidance rules to Symbion Health shareholders participating in the Diagnostics Transaction;
- Other regulatory consents; and
- The S&P/ASX 200 must not be 15% or more below its level as at the close of trading on 28 May 2007, at the close of trading on any 5 trading days during the Healthscope VWAP Period.

The Diagnostics Transaction is not conditional on approval of the C&P Scheme.

Healthscope gave the ACCC an enforceable undertaking on 15 August 2007, under which it agreed to divest pathology assets involving revenues of approximately $34 million in regional Victoria and New South Wales if the Original Scheme was implemented. Under the Diagnostics Transaction Implementation Deed, Healthscope is required to seek a variation of those undertakings to enable Healthscope to acquire the Diagnostics Businesses under the Diagnostics Transaction and inform Symbion Health about its efforts to do so. On 25 October 2007, Healthscope provided, and the ACCC accepted, an undertaking, which was substantially the same as the previous ACCC undertaking. Subject to matters outlined in the Explanatory Memorandum, the ACCC confirmed to Healthscope that it did not intend to intervene in the Diagnostics Transaction.

1.4 Conditions of the C&P Scheme

The C&P Scheme is subject to a number of conditions including:

- The completion of the Diagnostics Transaction (or a similar transaction with a superior diagnostics acquirer);
- Approval of the Symbion Health shareholders of the C&P Scheme and the financial resolutions associated with the C&P Scheme; and
- Symbion Health must apply to the Court, and the Court must approve the C&P Scheme at the Second Court Hearing (expected to be held on Thursday, 13 December 2007).

In addition, it is a condition precedent for the C&P Proposal that this Independent Expert's Report concludes that the sale of Symbion Health C&P is "in the best interests" of Symbion Health shareholders.

2 Scope of the Report

2.1 Reasons for the Preparation of an Independent Expert's Report

2.1.1 Diagnostics Transaction

2.1.1.1 ASX Listing Rule 10

ASX Listing Rule 10.1 prohibits the disposal of an asset representing greater than 5% of the entity's equity in certain circumstances, without the prior approval of that entity's ordinary shareholders. The circumstances in which such approval is required, include where the disposal is to:

- A related party;
- A subsidiary; or
- A shareholder in the entity who holds greater than 10% of the voting shares.

Where the approval of shareholders is required, ASX Listing Rule 10.10.2 requires that the notice of meeting sent to shareholders includes an independent expert's report. Such a report must state whether the proposal is "fair and reasonable" to the holders of the entity's ordinary securities.

We understand that none of the circumstances outlined in ASX Listing Rule 10.1 apply to the Diagnostics Transaction.

2.1.1.2 ASX Listing Rule 11

ASX Listing Rule 11.1 sets out certain requirements that an entity must satisfy if it intends to substantially change the nature or scale of that entity's activities. ASX Listing Rule 11.2 requires that where an entity intends to dispose of it's main undertaking, it must obtain the approval of the entity's ordinary shareholders and must comply with any requirements of the ASX.

We understand that the ASX has advised Symbion Health that ASX Listing Rules 11.1 and 11.2 do not apply to the Transactions. In any event, there is no explicit requirement under ASX Listing Rule 11.1 or 11.2 that an independent expert's report be prepared.

2.1.1.3 Reasons for Preparation of an Independent Expert's Report on the Diagnostics Transaction

Notwithstanding that the Diagnostics Transaction does not require the preparation an independent expert's report, the directors of Symbion Health have nonetheless requested that an independent expert's report be prepared to assist the shareholders of Symbion Health in assessing the merits of the Diagnostics Transaction.

2.1.2 C&P Scheme

2.1.2.1 Corporations Act 2001

Section 411 of the Corporations Act 2001 (the "Corporations Act") regulates schemes of arrangement between companies and their security holders. Part 3 of Schedule 8 of the Corporations Regulations 2001 (Cwlth) ("Corporations Regulations") prescribes the information to be sent to the security holders in relation to schemes of arrangement pursuant to Section 411. Specifically, Part 3 of Schedule 8 of the Corporations Regulations requires an independent expert's report be prepared in relation to a scheme when a party to that scheme has a prescribed shareholding in the company subject to the scheme, or where any directors are also directors of the company subject to the scheme. Such an independent expert's report must state whether, in the opinion of the independent expert, the scheme of arrangement is "in the best interests" of members and should set out the reasons for forming that opinion.

2.1.2.2 Reasons for Preparation of an Independent Expert's Report on the C&P Scheme

We note that there is no legal requirement for Symbion Health to commission an independent expert's report in respect of the C&P Scheme, as there are no common directors between Healthscope and Symbion Health, nor does Healthscope hold an interest in Symbion Health. However, the directors of Symbion Health have requested that an independent expert's report be prepared to assist the shareholders of Symbion Health in assessing the merits of the Scheme.

2.2 Purpose of Report

For the reasons outlined above, the purpose of this independent expert's report is to provide separate opinions as to whether:

- The Diagnostics Transaction is "fair and reasonable" to Symbion Health shareholders; and whether
- The C&P Scheme is "in the best interests" of Symbion Health shareholders.

2.3 Basis of Evaluation - Diagnostics Transaction

The Australian Securities & Investments Commission ("ASIC") has issued ASIC Regulatory Guide 75, which provides guidance on how an expert should form an opinion as to whether an offer is fair and reasonable, in the context of takeovers.

An offer is considered fair if the value of the offer is equal to or greater than the value of the securities being acquired. This comparison must be made taking into consideration the full market value of an entity, incorporating a premium for control. This comparison must not take into consideration any pre-existing entitlement that the offeror has in the target company.

An offer is considered reasonable by reference to other significant factors which are relevant to a shareholder's decision. Such factors could include:

- The offeror's pre-existing entitlement to shares in the target company;
- Other significant shareholdings in the target company;

- The liquidity of the market in the company's shares; and
- The probability of an alternative offer being made.

Where an offer is considered to be fair, it will always be reasonable. Where an offer is not fair, it may nevertheless be reasonable, based on specific relevant factors such as those outlined above.

Ernst & Young Transaction Advisory Services has considered the effect of the Diagnostics Transaction. We note that, if completed, shareholders in Symbion Health will become shareholders in New Healthscope, whilst also retaining shares in Symbion Health C&P. Symbion Health shareholders will collectively become majority owners in New Healthscope, with between 53% and 56% of the shares. In addition, based on the shareholders of Symbion Health as at 18 October 2007, no individual shareholder of Symbion Health would be increasing their entitlement to more than 20% of New Healthscope.

Ernst & Young Transaction Advisory Services has had reference to the above guidance in forming a view as to whether the proposed acquisition of the shares in the Diagnostics Business by Healthscope is fair and reasonable. As this transaction is a takeover, we consider it appropriate to value the Diagnostics Business taking into consideration a premium for control. In order to consider whether the Diagnostics Transaction in fair, we have compared:

- The value of the existing Diagnostics Business, incorporating a premium for control; with
- The value of the consideration being offered by Healthscope, which comprises scrip in Healthscope and an agreement by Healthscope to refinance the Diagnostics Business' existing debt. We have valued the New Healthscope scrip excluding a premium for control.

In order to form an opinion as to whether the Diagnostics Transaction in reasonable, we have considered:

- Whether or not the offer is fair;
- The tax consequences for Symbion Health shareholders as a result of accepting the offer;
- The prospects of an alternative offer emerging; and
- The impact on the C&P Businesses remaining in Symbion Health as a result of the sale of the Diagnostics Business.

2.4 Basis of Evaluation - C&P Scheme

Schemes of arrangement pursuant to Section 411 of the Corporations Act can encompass a wide range of transactions. Accordingly, "in the best interests" must be capable of a broad interpretation to meet the particular circumstances of each transaction. The expert must weigh up the advantages and disadvantages of the proposal and form an overall view as to whether the security holders are likely to be better off if the proposal is implemented than if it is not.

There is no legal definition of the expression "in the best interests". ASIC Regulatory Guide 75, establishes certain guidelines in respect of independent expert's reports prepared for various purposes including Section 411. In the context of a takeover under Section 648, which is to be assessed as to whether it is "fair and reasonable", Regulatory Guide 75 provides guidance on the meaning of "fair and reasonable", as outlined in Section 2.3 above. Whilst Regulatory Guide 75 does not define "in the best interests", it does state that "fair and reasonable" should be taken as a reference to "in the best interests" when applying the Regulatory Guide to schemes of arrangement. We note that, in the guidance for the assessment of "fair and reasonable", the expert should consider the value of the target company assuming 100% ownership.

Ernst & Young Transaction Advisory Services has considered the effect of the C&P Scheme and has had reference to the above guidance in forming a view as to whether the proposed acquisition of the shares in Symbion Health C&P by IAC is in the best interests of Symbion Health shareholders. We note that, if completed, shareholders in Symbion Health C&P will receive cash in exchange for their shares.

Ernst & Young Transaction Advisory Services Limited has had regard to the ASIC guidelines and has considered the effect of the Scheme. In evaluating this Scheme as a takeover, we consider it appropriate to value a Symbion Health C&P share taking into consideration a premium for control, and compare this to the cash consideration being offered.

In forming our opinion, we have considered the advantages and disadvantages to Symbion Health C&P shareholders if the Scheme proceeds. In particular, we have considered:

- Whether the value of a Symbion Health C&P share is higher or lower than the value of the cash consideration being offered by the IAC Consortium;
- Whether a premium for control is being offered, and whether this is appropriate in the circumstances;
- Other qualitative factors which we believe represent either advantages or disadvantages to Symbion Health C&P shareholders;
- The likelihood of an alternative superior offer being made to Symbion Health C&P shareholders; and
- The alternatives available to Symbion Health C&P shareholders.

In order to assess these various matters we have examined the Scheme in terms of its advantages and disadvantages to Symbion Health C&P shareholders. Accordingly, this Independent Expert's Report sets out the opinion of Ernst & Young Transaction Advisory Services as to whether the C&P Scheme is in the best interests of Symbion Health C&P shareholders.

2.5 Shareholders' Decisions

This Independent Expert's Report has been prepared specifically for the directors and shareholders of Symbion Health. Neither Ernst & Young Transaction Advisory Services, Ernst & Young, nor any member or employee thereof undertakes responsibility to any person, other than the Symbion Health shareholders, in respect of this Independent Expert's Report, including any errors or omissions howsoever caused.

This Independent Expert's Report constitutes general financial product advice only and has been prepared without taking into consideration the individual circumstances of Symbion Health shareholders. The decision to accept or reject each proposal is a matter for individual Symbion Health shareholders. Symbion Health shareholders should consider the advice in the context of their own circumstances, preferences and risk profiles. Symbion Health shareholders should have regard to the Explanatory Memorandum prepared by the directors and management of Symbion Health in relation to the two proposals.

Symbion Health shareholders should also consider the taxation implications in relation to the two proposals. The Explanatory Memorandum contains general information in relation to the taxation implications of each proposal.

Symbion Health shareholders who are in doubt as to the action they should take in relation to each proposal should consult their own professional adviser.

Ernst & Young Transaction Advisory Services has prepared a Financial Services Guide in accordance with the Corporations Act. The Financial Services Guide is included as Part 2 of this report.

2.6 Limitations and Reliance on Information

We have considered a number of sources in preparing the Independent Expert's Report and arriving at our opinion. These sources of information are detailed in Appendix 2.

Our opinion is based on economic, market and other conditions prevailing at the date of this Independent Expert's Report. These conditions can change significantly over relatively short periods of time.

This Independent Expert's Report is also based upon financial and other information provided by Symbion Health and Healthscope in relation to the two proposals. Ernst & Young Transaction Advisory Services has considered and relied upon this information. The information provided to Ernst & Young Transaction Advisory Services has been evaluated through analysis, enquiry and review for the purposes of forming an opinion as to whether the Diagnostics Transaction is fair and reasonable and whether the C&P Scheme is in the best interest of the Symbion Health shareholders. However, Ernst & Young Transaction Advisory Services does not warrant that its enquiries have identified all of the matters that an audit, an extensive examination or 'due diligence' and/or tax investigation might disclose.

Preparation of this report does not imply that Ernst & Young Transaction Advisory Services has, in any way, audited the accounts or records of Symbion Health. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and including Australian equivalents to International Financial Reporting Standards ("AIFRS") as applicable.

In forming its opinions Ernst & Young Transaction Advisory Services has also assumed that:

- Matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed;

- The information set out in the Explanatory Memorandum and accompanying documents sent by Symbion Health to Symbion Health shareholders is complete, accurate and fairly presented in all material respects;
- The publicly available information relied upon by Ernst & Young Transaction Advisory Services in its analysis was accurate and not misleading;
- The Diagnostics Transaction and C&P Scheme will be implemented in accordance with their respective terms; and
- The legal mechanisms to implement both the Diagnostics Transaction and the C&P Scheme are correct and will be effective.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations and policies, Ernst & Young Transaction Advisory Services assumes no responsibility and offers no legal opinion or interpretation on any issue.

On 26 October 2007 a wholly owned subsidiary of Primary commenced proceedings against Symbion Health in the Federal Court of Australia regarding certain matters related to the Revised Proposal. Further details regarding this action are provided in the Explanatory Memorandum. At the date of our report, the outcome of these proceedings is uncertain. This report and our opinion is based on the Revised Proposal as it currently stands and makes no allowance for any changes that may or may not occur as a result of this action.

The statements and opinions given in this Independent Expert's Report are given in good faith and in the belief that such statements and opinions are not false or misleading.

Ernst & Young Transaction Advisory Services provided draft copies of this Independent Expert's Report to the directors and management of Symbion Health for their comments as to factual accuracy, as opposed to opinions, which are the responsibility of Ernst & Young Transaction Advisory Services alone. Changes made to this Independent Expert's Report as a result of this review by the directors and management of Symbion Health have not changed the methodology or conclusions reached by Ernst & Young Transaction Advisory Services.

All amounts in this report are expressed in Australian dollars ($) unless otherwise stated.

3 Industry Overview

3.1 Introduction

Australia spends approximately $79 billion annually on health. This represents approximately 10% of Gross Domestic Product ("GDP"), with 45% of this spending funded by the Australian government[4] and the remainder by the private sector. The largest health programmes funded by the Australian Government include the Medicare Benefits Schedule ("MBS") and the Pharmaceutical Benefits Schedule ("PBS"). The MBS includes payments for services such as general medical practitioners, diagnostic imaging and pathology, whilst the PBS involves the subsidy of various medicines. Services/medicines are added to and removed from these schedules by the Australian Government, based on recommendations from advisory bodies. Other major health expenditures funded by the Australian Government include funding for public hospitals (in concert with State / Territory Governments) and private health insurance subsidies.

In 2004/05, public hospitals represented the largest area of overall health expenditure ($22.1 billion, 25%), followed by medical services ($14.6 billion, 17%) and medication (pharmaceuticals) ($10.9 billion, 12%), as can be seen below.

2004/05 Health Expenditure


Other health practitioners 3%
Aids and appliances 4%
Ambulance & other 2%
Capital 6%
Public Hospitals 25%
Research 2%
Other non-institutional services 15%
Private Hospitals 8%
Medications 12%
High-level residencial aged care 6%
Medical services 17%

Source: Health expenditure Australia 2004-05 The Australian Institute of Health and Welfare September 2006

[4] Department of Health and Ageing Factbook 2006 8 August 2006

The overall outlook for the Healthcare industry is significantly influenced by broad demographic trends as well as by other external factors, such as technology and drug research. The Federal Government's latest Intergenerational Report, published in April 2007, outlines some of the key expected changes in the Australian population over the coming 40 years. Of particular note is the continued ageing of the population. Whilst only approximately 14% of the population is currently aged over 64, Treasury estimates project that this will increase to around 25% by 2047 – due largely to the ageing of the "baby boomer" generation. Treasury projections indicate that as a proportion of GDP, Australian Government health expenditure is expected to increase from around 4% now to over 7% by 2047[5].

Spending on the PBS is expected to increase most dramatically – from 0.7% of GDP in 2007 to 2.5% in 2047, whereas the MBS is expected to only rise from 1.1% now to 1.3% in 2047[5]. Expenditure on hospitals and health services is forecast to rise from 1.2% to 2.3%. These Treasury forecasts imply that, in terms of real dollars per person, spending on the PBS will rise from $337 now to $2,207, MBS from $561 to $1,167, and hospitals from $611 to $2,063[5].

3.2 Pathology

3.2.1 Overview

Pathology is the branch of medicine concerned with the investigation of the cause, origin and nature of disease and other abnormalities. It assists medical practitioners in the diagnosis and treatment of ailments. Pathology can be divided into six specialist areas:

- Anatomical pathology (diagnosing disease using biopsy material);
- Chemical pathology (detecting changes in a range of substances);
- Genetics (analysis of chromosomal abnormalities and genetic mutations);
- Haematology (diseases that affect the blood);
- Immunology (analysis of the immune system); and
- Microbiology (study of diseases caused by organisms such as bacteria, viruses, fungi and parasites).[6]

Due to the specialised knowledge and equipment required, hospitals and medical centres requiring pathology services predominately outsource testing to pathology clinics. Medical practitioners determine the need for testing and refer patients to pathology specialists. Medical practices account for 70% of pathology industry revenue, with specialists accounting for 30% of revenue.

[5] Intergenerational Report 2007 produced by The Department of Treasury, Commonwealth Government of Australia

[6] Department of Human Services Discussion Paper 'Review of the Pathology Services Accreditation Act 1984' May 2001, p. 17

Medicare funds the majority of the pathology business, either partially through Medicare rebates or fully through bulk billing. Medicare accounted for $1.6 billion of revenue in 2005-06, estimated at 93% of the industry total.[7] Given the Federal Government's central financing role, it has significant power in negotiations held with various leading industry bodies including the Australian Association of Pathology Practices ("AAPP"), hence influencing the pace of revenue growth. Due to the reliance on Medicare and government policy, major pathology participants have sought to diversify their revenues into clinical trials, veterinary pathology testing and unsubsidised human pathology testing, where, as an example, commercial work has been flagged as a significant growth area.

3.2.2 Key Participants

In 2007, the largest three industry participants (Sonic Healthcare Limited ("Sonic"), Symbion Health and Healthscope) represented 78% of the total market. The industry structure reflects the economies of scale available from consolidation of pathology service providers.

Pathology Participants


Symbion Health Limited 31%
Healthscope Limited 11%
St John of God Health Care Inc 4%
Primary Health Care Limited 5%
Other 13%
Sonic Healthcare Limited 36%

Source: Symbion Health management estimates

3.2.3 Outlook

The pathology industry is considered to be in a growth phase, with an average annualised rate of nominal revenue growth estimated at 6.1% per annum until 2011-12 (refer to the graph below) against forecast GDP growth of only 2.8% per annum for the same period.

Underlying this forecast growth is an agreement between the Commonwealth Government and the AAPP, the Royal College of Pathologists of Australasia and the National Coalition of Public Pathology, which provides for an approximate 5% nominal increase per year for Medicare payments. This agreement is due to expire in 2009. However, negotiations are underway for further funding beyond 2009. Growth in non-Medicare work is expected to take overall growth to in excess of 5%.

---

[7] IBISworld Report, *Pathology Services in Australia: O8631* 9 February 2007, p. 9

Pathology Outlook


2,200
2,100
2,000
1,900
1,800
1,700
1,600
Revenue ($m)
6.40
6.30
6.20
6.10
6.00
5.90
5.80
5.70
5.60
5.50
Nominal Growth %
2006-07
2007-08
2008-09
2009-10
2010-11
2011-12
Revenue
Nominal growth

Source: IBISworld Report, Pathology Services in Australia: O8631 9 February 2007, adjusted for CPI using forecasts from Global Insight

Factors driving the expected increase in demand for pathology testing include:

- An increasing population and an ageing demographic;
- An increase in the average number of pathology tests per doctor visit due to a larger range of pathology services becoming available and due to greater health awareness;
- An increase in the use of preventative testing; and
- The emergence of new services and technologies.

Major pathology participants have been increasing technology use to reduce the high employment costs of specialised labour and lower the unit costs per service, as well as increase the quality, accuracy and timeliness of services. This is expected to have a positive impact on industry gross profit margins going forward.

3.3 Hospitals

3.3.1 Overview

Hospitals, both public and private, provide extensive and varied patient healthcare services. Expenditure for 2004-05, in current prices, was $27.4 billion, of which 78% was increased by the public sector and 22% by the private sector.

The private sector includes both "for-profit" and "not-for-profit" enterprises, with for-profit representing 55% of total private expenditure. The Australian Bureau of Statistics ("ABS") estimates that there were 532 private hospitals in Australia in 2004-05.[8] After recent acquisitions and restructuring, 40% of all private hospital beds in Australia are provided by either Ramsay Health Care Ltd ("Ramsay") or Healthscope.[9]

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[8] Australia Bureau of Statistics, "Private Hospitals, Australia", referred to in IBISWorld Pty Ltd Industry Report O8611 p.10

[9] IBISWorld Pty Ltd Industry Report O8611 p. 9.

3.3.2 Key Participants

As detailed below, the key private sector competitors in the hospitals market are Ramsay (8%) and Healthscope (4%). The remaining 88% is made up of other participants including various governmental departments as well as private operators such as the Catholic Church, National Mutual Holdings Ltd and Macquarie Health Corporation.

Hospital Participants (Private and Public)


Ramsay Health
Care Limited
8%
Healthscope
Limited
4%
Other
88%

Source: IBISworld Report, Hospitals (Except Psychiatric Hospitals) in Australia: O8611 9 February 2007

3.3.3 Outlook and Key Drivers

Private hospital industry revenue is driven by the following factors:

- Private health insurance memberships. In recent years, there has been a significant increase in the proportion of the population with hospital insurance cover, and these individuals are more likely to use private hospitals in preference to public hospitals;
- Funding. The costs associated with the patient care in private hospitals are primarily borne by health insurers. The arrangements between the hospitals and the insurers are therefore a key influence on hospital revenue;
- Alternative medical services. The cost and availability of other alternative care services also affects demand for hospital services. For example, an increase in the accessibility and number of medicare-approved medical services in General Practices can negatively affect the demand for hospital services[10];
- Demographic factors such as the age profile and gender distribution of the population. For instance, people aged over 55 years of age, and women in their child-bearing years, are heavy users of hospital services;[11] and

---

[10] Ibid, p. 48.

[11] IBISWorld Pty Ltd Industry Report O8611 p. 20.

- Government policies. Commonwealth and State government health policies can aim to divert demand away from public hospitals and toward the private health sector. Examples of such policies include State governments contracting with private hospitals to undertake elective surgery in order to reduce public hospital waiting lists, and the Federal Government providing incentives to individuals to take out private health insurance.

As detailed in the graph below, it is forecasted that, from 2006-07 to 2011-12, private sector revenue will grow at an average annualised nominal rate of 7.4%, compared to a 6.9% growth rate in the public sector.[12]

Hospital Outlook


35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
Revenue ($m)
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Nominal growth rate %
2005-06
2006-07
2007-08
2008-09
2009-10
2010-11
2011-12
Public hospital revenue
Private hospital revenue
Public hospital growth rate
Private hospital growth rate

Source: IBISworld Report, Hospitals (Except Psychiatric Hospitals) in Australia: O8611, 9 February 200, adjusted for CPI using forecasts from Global Insight

3.4 Medical Centres

3.4.1 Industry overview

Medical practices (medical clinics and group practices) are operated by registered medical practitioners. They are usually either privately-run general medical practices, multi-practice or special interest clinics. Approximately 70% of the industry is private practice, where GPs offer primary care, diagnostic and treatment advice, referrals to specialists and prescriptions. Special interest practices, such as obstetrics or paediatrics, and multi-practice clinics make up the remaining 30% of the industry. Currently, the Australian GP market generates revenue in the order of $4.4 billion per annum, comprising independent practices ($4.0 billion) and incorporated practices ($400 million).[13]

3.4.2 Key Participants

The medical centre industry is comprised largely of sole practitioners and small partnerships, and market consolidation to date has been limited. The key industry particpants include Primary Health Care Limited ("Primary") (4%), Independent Practitioner Network Limited (3%) and Symbion Health (2%). There around 9,600 GP practices Australia-wide, with approximately 94% of practices having less than 5 practitioners.[14]

---

[12] IBISWorld Pty Ltd Industry Report O8611 p. 48.
[13] Symbion Health Management estimates
[14] Symbion Health Management estimates

Medical Centre Participants


Primary Health
Care Limited
4%
Independent
Practitioner
Network
Limited
3%
Symbion Health
Limited
2%
Other
91%

Source: Symbion Health management estimates

3.4.3 Outlook and Key Drivers

Medical centres' outlook is influenced by:

- Changes in the size of key sectors of the population such as women in child-bearing years, who are major users of medical services;
- An ageing population;
- Price. Medicare provides a subsidy to patients for specified medical services, however medical practitioners are free to choose the fees they charge based on demand. Prices are expected to increase, with the Medicare rebate for General Practitioner services having increased from 85% to 100% of the Medicare Schedule Fee, and the amount of Medicare Services income for non-referred attendances only expected to increase at an annualised rate of 1.3% between 2007-2012;[15] and
- Availability of new doctors. It is estimated that "the number of new doctors will need to increase from current levels of approximately 700 per year to more than 1,105 per year to achieve a supply/demand balance by 2013[16].

The corporate business model and vertical integration are increasingly popular, as evidenced by the acquisition of medical practices by large diversified health companies. Consolidation activity is forecast to continue.

---

[15] IBISWorld Pty Ltd Industry Report O8621 p.39.

[16] IBISWorld Pty Ltd Industry Report O8621 p.38.

3.5 Diagnostic Imaging

3.5.1 Industry overview

The imaging industry offers diagnostic imaging services including radiology services and x-ray clinic operation services.[17] Industry revenue has grown at over 5% per annum over the last three years.[18] There are five major products and services used, including:

- Diagnostic radiology (general x-rays);
- Ultrasound (soft tissue and muscular skeletal scans);
- Computerised tomography (CT scans);
- Nuclear medicine imaging (cancer and cardiac); and
- Magnetic resonance imaging (MRI scans).

Public and private sectors provide a similar volume of procedures. Whilst Medicare payments are calculated at 85% of the Government's scheduled fee for out-of-hospital services and 75% for in-hospital services, radiologists are able to set their own fees.[19] Approximately 40% of services are privately billed[20] to the recipient.

3.5.2 Key Particpants

Three diagnostic imaging providers comprise 61% of the market. DCA Group Limited ("DCA") (31%) has 227 clinics in Australia (and 17 in the United Kingdom). Symbion Health and Sonic each account for approximately 15% of the market. The residual (39%) includes Benson Radiology, Pacific Healthcare Australia, National Medical and Imaging Group and Lake Imaging.[21]

Diagnostic Imaging Participants


Other
39%
Sonic Healthcare
Limited
15%
Symbion Health
Limited
15%
DCA Group
Limited
31%

[17] IBISWorld Industry Report O8637 p. 3.
[18] Symbion Health Management estimates
[19] IBISWorld Industry Report O8637 p. 7.
[20] Symbion Health Management presentation 20 April 2007.
[21] IBISWorld Industry Report O8637 p. 19.

Source: Symbion Health Management estimates

3.5.3 Outlook and Key Drivers

Demand in the diagnostic imaging industry is primarily dictated by:

- The cost of the services to the end-user. Factors that will influence the actual cost to the individual include the level of reimbursement available through public health insurance or other funding;
- The quantum of referrals by practitioners. A recent study found there was a 10.2% decrease in the number of referrals per 100 GPs from 2001-02 to 2005-06.[22];
- Advances in technology and science, which in turn increase the range of services available, can also increase demand for imaging services;
- Population growth and ageing; and
- Movement away from invasive exploratory surgery towards the use of MRI and CT scanning for certain diagnoses.

Accordingly, an average annualised nominal rate of growth of 6% in the five years to 2011-12 has been forecast.[23]

Diagnostic Imaging Outlook



2,500
2,000
1,500
1,000
500
0
Revenue ($m)
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Nominal growth %
2004-05
2005-06
2006-07
2007-08
2008-09
2009-10
2010-11
2011-12
Revenue
Nominal Growth %

Source: IBISworld Report, Diagnostic Imaging Services in Australia: O8637 2 May 200, adjusted for CPI using forecasts from Global Insight

A five-year funding memorandum of understanding ("MoU") between the Commonwealth Government and the Royal Australian and New Zealand College of Radiologists, which provides for an approximate 5% annual increase for Medicare payments, is due to expire in 2008. Negotiations are underway for further funding beyond 2008. Industry regulation is heavy and there are further proposals to strengthen the enforcement and offence provisions of the Health Insurance Act.[24]

---

[22] The Australian Institute of Health and Welfare as referred to in IBISWorld Industry Report O8637 p. 10.
[23] Id.
[24] Ibid. p. 13.

Currently there is minimal foreign investment in establishments providing imaging services in Australia. However the trend towards globalisation is increasing, evidenced by Sonic's foreign ownership of radiology businesses in New Zealand and DCA's 19 clinics in the United Kingdom. With the greater proliferation of teleradiology, which provides for the cross-border transmission of digital imaging, international dealings are likely to increase.

3.6 Pharmaceutical Wholesale Distribution

3.6.1 Overview

This industry is primarily involved in the wholesaling of pharmaceutical products to pharmacies, including ethicals (prescription drugs), pharmacist-only and over-the-counter products. The industry remains the primary interface between drug manufacturers and end-users (principally through retail pharmacies and hospitals). The vast majority of product handled consists of prescription medicines, which are critical to the industry due to legal restrictions regarding the handling and resale of these products. Given the protection afforded to prescription products, retail pharmacies comprise the key target market for wholesalers, accounting for 85% of the serviced market.[25]

In this regard, whilst pharmacies can only be owned by registered pharmacists, many have joined 'banner groups' which are run predominantly by the three pharmaceutical wholesalers. Such alignment provides benefits from coordinated marketing under a single brand. Sigma has AMCAL and Guardian Family Care Chemists, Symbion Health has Chemmart and Terry White, whilst Australian Pharmaceutical Industries Limited ("API") has Pharmacist Advice, Chemworld, Soul Pattinson Chemists and Priceline. There are also pharmacist organised banners such as Chemist Warehouse.

3.6.2 Key Particpants

Market share is heavily concentrated, with the three largest participants (Symbion Health, Sigma Pharmaceuticals Limited ("Sigma") and API collectively accounting for approximately 80% of industry revenues. The other participants in the sector are diverse, reflecting the penetration into the wholesaling market from upstream and downstream. DHL entered the market following the introduction of the Community Service Obligation ("CSO") pool, (see Section 3.6.3), distributing on behalf of certain manufacturers.

[25] IBISworld report, *Pharmaceutical Wholesaling in Australia*, 18 May 2007 p. 7

Pharmaceutical Wholesaling Participants


Australian Pharmaceutical Industries Limited 25%
DHL 11%
Other 8%
Symbion Health Limited 27%
Sigma Pharmaceuticals Limited 29%

Source: Symbion Health management estimates

3.6.3 Regulation

The pharmaceutical industry is highly regulated. The most important feature of regulation is the Government's Pharmaceutical Benefits Scheme "(PBS"), which is designed to increase the community's access to essential medicines and ensure, through the use of subsidies, that prices are not prohibitive. First established in 1948, the PBS now encompasses more than 3,000 drugs (80% of all prescription drugs dispensed by volume). As the ultimate purchaser of the majority of pharmaceuticals, the Government manages the prices manufacturers receive for drugs (determined through negotiations). Wholesalers are excluded from this process, even though it affects their revenues, which are legislated as a fixed percentage of the drug cost. To address the resulting dissassociation between price and cost and to ensure that pharmaceutical wholesaling remains a viable business especially in remote localities, the government has introduced the CSO pool, to which $150 million per year is allocated to supporting wholesalers operating in areas that would otherwise be uneconomical - $145 million for national wholesalers and $5 million for state-based wholesalers.

3.6.4 Outlook

As demonstrated in the charts below, industry growth is forecast to remain at historically low rates over the short to medium term. Industry revenue is influenced by the following factors:

- The Government's decision to cut wholesaler margins through the PBS from 10% of the manufacturers' price to 7%. These reductions, effective 1 July 2006, were another impetus to establish the CSO pool;
- Other participants are increasingly winning a share of the non-prescription market, although full deregulation of the market, involving the entry of supermarket chains into the market for prescription medicine and scheduled over-the-counters products, is not expected within the next five years[26];

---

[26] *Source: IBISworld report, Pharmaceutical Wholesaling in Australia, 18 May 2007*

- Demographics. With medical innovation expected to continue to increase life expectancy and hence increase the ageing population, pharmaceutical spend is also expected to continue to rise;
- Changes to the PBS scheme which impact on the cash outlay of end users; and
- Overall penetration of generics into the Australian market at 20% is lower than other developed countries (for example 47% for the UK and 45% for the US). However, generic penetration of more recently expired patents in Australia is similar to these countries. This, combined with a significant scheduled decline in the number of active patents on major pharmaceuticals in the coming few years, implies further growth in generics.

Pharmaceutical Wholesaling Outlook


Revenue ($m)
10,600
10,400
10,200
10,000
9,800
9,600
9,400
9,200
9,000
Nominal growth %
4.9%
4.8%
4.7%
4.6%
4.5%
4.4%
4.3%
4.2%
4.1%
4.0%
2006-07
2007-08
2008-09
2009-10
2010-11
2011-12
Revenue
Nominal growth

Source: IBISworld report, Pharmaceutical Wholesaling in Australia, 18 May 2007 p 4, adjusted for CPI using forecasts from Global Insight

3.7 Nutraceuticals

3.7.1 Overview

This industry supplies complementary medicinal and therapeutic goods to consumers. Products include vitamins, minerals, herbal supplements and other similar health products. It is a growing market, with an estimated 60% of Australians currently consuming such products, and an annual market growth rate of between 6% and 8%. The total Australian nutraceuticals market is valued at $980 million per annum[27].

3.7.2 Key Participants

There are four major participants in the nutraceuticals industry – Symbion Health, Blackmores Limited ("Blackmores"), PharmaCare Laboratories Pty Ltd and Sigma. Revenue is split between three key markets, being pharmacy sales ($375 million), grocery sales ($250 million) and health food stores ($220 million).[28]

---

[27] Symbion Health Management estimates

[28] Symbion Health Management estimates

3.7.3 Outlook and Key Drivers

Demand for nutraceutical products relies on:

- The increasing focus by consumers on wellness and self-maintenance of health;
- An ageing population;
- Medical practitioners' increased recognition of the value of complementary medicines; and
- Disposable income, as nutraceuticals are conventionally perceived as non-essential supplements and are not subsidised.

Regulation in this industry is not as significant as some other areas of healthcare. However, the government has recently introduced the Complementary Medicines Reform Package, which involved the establishment of the Office of Complementary Medicines within the Therapeutic Goods Administration ("TGA"), and two other administrative and regulatory committees.[29] As with other areas of healthcare, other regulatory initiatives, such as random auditing, have been increased since the problems encountered by Pan Pharmaceuticals ("Pan") in the provision of nutraceuticals in 2003.

---

[29] IBISWorld Pty Ltd Industry Report C2543, p. 21.

4 Overview of Symbion Health

4.1 Company History

Symbion Health is a leading provider of healthcare products and services in Australia and is listed on the ASX. It operates businesses in diagnostic services (pathology, medical centres, diagnostic imaging), pharmacy and health-related consumer products.

Formerly Mayne Group Limited, the group announced plans in May 2005 to demerge into two separate entities. On 16 November 2005 shareholders of the Mayne Group agreed to the group's planned demerger of Mayne Pharma from Mayne Group Limited. Mayne Group Limited changed its name to Symbion Health Limited following the court approval. Mayne Pharma separately listed on the ASX on 21 November 2005.

4.2 Description of Business

Symbion Health's businesses are structured into five divisions – Pathology, Medical Centres, Imaging, Pharmacy Services and Consumer.

In FY07, Symbion Health's continuing businesses generated $3.8 billion in revenue and $202 million in earnings before interest and tax ("EBIT")[30]. As shown in the charts below, the majority of revenue is generated through the Pharmacy Services business (69%), whilst Pathology (including Medical Centres) contributes the majority of EBIT (47%)[31].


Symbion Health Revenue FY07
Imaging
8%
Pathology and
Medical
Centres
17%
Consumer
6%
Pharmacy
Services
69%
Symbion Health EBIT FY07
Pharmacy
Services
22%
Imaging
14%
Consumer
17%
Pathology and
Medical
Centres
47%

Source: Symbion Health Annual Report (segment note)

[30] Source: EBIT before significant items per Symbion Health Annual Report, June 2007

[31] EBIT is reported prior to a debtors securitisation charge. A change of accounting policy in H107 resulted in reclassification of securitisation to a financing charge.

Each of the divisions is outlined briefly below:

4.2.1 Symbion Pathology

Symbion Pathology owns and operates Australia's second largest group of private pathology practices, providing pathology services to healthcare professionals and their patients across six states and territories.

As at 12 October 2007, the business had 86 laboratories and 697 collection centres offering a comprehensive range of services across all pathology disciplines, including biochemistry, microbiology, immunology, serology, haematology, cytology and histopathology

Symbion Pathology is a national network comprising four state-based businesses:

- QML Pathology in Queensland;
- Dorevitch Pathology in Victoria;
- Symbion Laverty Pathology in New South Wales and the Australian Capital Territory; and
- Western Diagnostic Pathology in Western Australia and the Northern Territory.

Symbion Pathology has a diverse revenue base with a strong presence in the specialist and private hospital markets. Detailed below is the Symbion Pathology revenue split by segment:

Symbion Pathology Revenue Split


Specialists
18%
Veterinary, commercial and clinical trials
5%
GPs
65%
Private and public hospitals
12%

Source: Symbion Health management accounts

4.2.2 Symbion Medical Centres

Symbion Health operates 54 medical centres in 5 States and Territories across Australia. Approximately 2.1 million consultations are performed per annum across these centres.

Symbion Medical Centres are an important referral source for Symbion Pathology and, to a lesser extent, Symbion Imaging. However, the clinical independence of the general practitioners working within Symbion Health's medical centres is a fundamental premise of this business.

Symbion Medical Centres is transitioning, through mergers, acquisitions and greenfield opportunities, towards a portfolio which includes a greater proportion of larger sites, in order to benefit from the associated economies of scale and greater opportunities for sub-lease.

4.2.3 Symbion Imaging

Symbion Imaging is one of Australia's largest diagnostic imaging groups, providing a full range of services including X-rays, CT scans, MRI scans and ultrasounds across Victoria, New South Wales and Queensland.

The business comprises:

- 130 sites, including 41 hospital-based centres;
- More than 160 diagnostic imaging specialists;
- More than 950 radiographers and technical staff.

Approximately 2.2 million diagnostic imaging procedures were conducted by Symbion Imaging in FY06. Almost 50% of revenue originates from Medicare, with the balance related to private billings and the Department of Veteran Affairs.

Symbion Imaging has a diversified referral base, as indicated in the graph below:

Symbion Imaging Referral Base


Contracts
8%
Private
Hospitals
36%
GPs and
specialists
56%

Source: Symbion Health management accounts

4.2.4 Symbion Pharmacy Services

Symbion Pharmacy Services provides wholesale distribution of pharmaceutical and over-the-counter products to pharmacies and hospitals across Australia. Symbion Pharmacy Services offers at least once daily delivery of the full range of PBS medicines to pharmacies across Australia, including pharmacies in rural and remote areas. Symbion Pharmacy Services is also a leading distributor of pharmaceutical products to Australian public and private hospitals.

Symbion Pharmacy Services provides additional services to pharmacies including marketing, promotional support, back office support, technology, staff training and merchandising programs, through its 2 recognised pharmacy brands, Terry White Chemists® and Chemmart®, and offers a range of retail services to independent pharmacies through its Pharmacy Choice program.

Other activities carried out by Symbion Pharmacy Services include the sale of private label products to pharmacies, pre-wholesaling and direct to pharmacy distribution services on behalf of manufacturers, and sales and maintenance of a fully integrated dispensary and point of sale system called Minfos.

4.2.5 Symbion Consumer

Symbion Consumer is one of Australia's leading providers of nutraceuticals, manufacturing more than 500 health-related consumer products including vitamins and mineral supplements.

Symbion Consumer operates a manufacturing plant in Queensland which manufactures approximately 60% of Symbion Consumer's nutraceutical products.

Symbion Consumer sells its products through four major channels:

- Pharmacy;
- Grocery;
- Health food stores; and
- Direct to consumers through mail order.

Brands include Nature's Own™, Bio-Organics™, Cenovis®, Microgenics®, and Golden Glow®. Symbion Consumer also distributes a limited range of over-the-counter products, including Betadine®, the leading pharmacy antiseptic.

4.3 Capital Structure and Shareholders

4.3.1 Share Capital

As at 18 October 2007, Symbion Health had 647.1 million shares on issue. At the date of the shareholders meeting, 2.6 million "Management Performance Rights" will be outstanding. We understand that these rights will vest in the event the transaction proceeds and that Symbion Health will issue new shares in order to satisfy these rights. The table below summarises the impact on the number of Symbion Health shares on issue as a result of the vesting of these rights:

Symbion Health Diluted shares (million)	
Number of existing Symbion shares on issue	647.1
Number of existing Symbion performance rights	2.6
Diluted number of Symbion shares on issue	649.6

The following table summarises the twenty largest shareholders of Symbion Health as at 28 September 2007:

Symbion Health Largest shareholders	No. of ordinary shares held	% of issued shares held
National Australia Trustees Limited (12464600 account)	129,412,984	20.0
HSBC Custody Nominees (Australia) Limited	62,533,252	9.66
National Nominees Limited	56,849,555	8.79
JP Morgan Nominees Australia Limited	53,137,617	8.21
Citicorp Nominees Pty Limited	45,863,883	7.09
HSBC Custody Nominees (Australia) Limited-GSI ECSA	45,187,367	6.98
ANZ Nominees Limited (Cash Income Account)	18,492,582	2.86
UBS Nominees Pty Limited	13,052,935	2.02
PAN Australian nominees Pty Limited	12,985,759	2.01
HSBC Custody Nominees (Australia) Limited (Account 2)	8,384,555	1.30
AMP Life Limited	7,404,782	1.14
Cogent Nominees Pty Limited	7,087,078	1.10
Queensland Investment Corporation c/- National Nominees Limited	6,341,214	0.98
HSBC Custody Nominees (Australia) Limited-GSCO ECA	5,450,938	0.84
UBS Wealth Management Australia Nominees Pty Ltd	3,569,527	0.55
Citicorp Nominees Pty Limited (CFSIL CWLTH AUST SHS 1 A/C)	3,500,000	0.54
Argo Investments Limited	3,471,070	0.54
Australian Reward Investment Alliance	2,290,353	0.35
Australian Foundation Investment	2,100,000	0.32
Credit Suisse Securities (Europe) Ltd	2,000,000	0.31
Total	**489,115,451**	**75.59**

Source: Symbion Health Company data

As highlighted in the table above, the top three nominee companies[32] account for 38.45% of issued shares.

The following table summarises the six largest beneficial owners of Symbion Health shares as at 17 September 2007:

Symbion Health Substantial shareholders	No. of shares ($)	% of issued capital
Primary Health Care Ltd	129,413,984	20.00%
Schroder Investment Management Australia Limited	56,268,174	8.70%
JP Morgan Chase & Co	39,272,336	6.07%
Oz Management LLC	37,307,053	5.77%
Barclays Global Investors Australia Limited	32,876,057	5.08%
Total of all substantial shareholders	**295,137,604**	**45.62%**

Source: Symbion Health Company data

[32] Nominees hold shares on behalf of a number of beneficial holders

4.4 Recent Share Price Performance

The graph below shows the daily share price and trading volumes for Symbion Health since May 2005:

Symbion Health share price and volume history



7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Share price (AUD$)
40,000,000
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
Volume ('000)
May-05
Aug-05
Nov-05
Feb-06
May-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Sep-07
1
2
3
4
5
6
7
8
9

Source: Bloomberg

Notable events since May 2005 which may have affected share price movements as disclosed in Company Announcements by Symbion Health are as follows:

Ref	Date	Event
1	18 Nov 2005	Mayne Group Limited de-merged into two separately listed companies; Mayne Pharma and Symbion Health
2	21 Sep 2006	Symbion Health made an offer for SDS Pathology, part of Primary. Primary considered the offer and decided not to accept
3	24 Nov 2006	Primary begins buying Symbion Health shares
4	30 Jan 2007	Primary becomes a substantial shareholder in Symbion Health. Symbion Health announces it has received a proposal from Primary
5	13 Feb 2007	Disposal by Primary of all its Symbion Health shares
6	1 May 2007	Announcement of The Original Proposal
7	29 May 2007	Disclosure of further details in relation to The Original Proposal
8	22 Aug 2007	Announcement of 2007 results
9	11 Sept 2007	Announcement that the Original Proposal had not achieved adequate votes in favour
10	8 Oct 2007	Announcement of The Revised Proposal

Source: Symbion Health Company Announcements

The Symbion Health VWAP in the three months following the demerger in November 2005 was $3.51. The shares then trended downwards, reaching a low of $2.80 in August 2006.

On 30 January 2007, Symbion Health announced that it had received a proposal from Primary. Primary eventually sold the shares it had acquired in Symbion Health on 13 February 2007. The VWAP between these two dates was $3.95. The VWAP for the three months immediately prior to the Primary proposal was $3.50.

We note that The Original Proposal was announced to the market on 1 May 2007. In the two prior days trading, significant volumes of Symbion Health shares were traded and the share price rose from $3.91 on 27 April 2007 to $4.29 as at close of business on 1 May 2007. The announcement included the statement that the proposal was expected to have a value in the order of $4.30 per share.

On 29 May 2007, Symbion Health and Healthscope disclosed further details of the Original Proposal to the market, including the statement that the offer had an expected value of between $4.30 and $4.50[33]. Between 1 May 2007 and 10 September 2007, the Symbion Health VWAP was $4.19.

On 11 September 2007, after the Original Proposal was blocked at general meeting, the share price closed at $4.19.

We note that the Revised Proposal was announced to the market on 8 October 2007. The announcement included the statement that the proposal was expected to have an implied value between $4.23 and $4.43 per share[34].

4.5 Financial Performance

We have considered the historic financial performance of Symbion Health. Group historic performance in FY06 was impacted by the de-merger of Mayne Pharma in November 2005.

4.5.1 Symbion Health Group

The table below summarises Symbion Health's consolidated financial performance in FY06 and FY07. The results of Mayne Pharma (which was demerged in November 2005) are excluded from the FY06 results. The results at an EBITDA level include corporate costs of $7.9 million in FY06 and $9.2 million in FY07, which have not been allocated to individual divisions.

Symbion Health Financial performance $ million	FY06A	FY07A
Revenue	3,401.8	3,779.2
EBITDA	222.9	253.4
Amortisation and depreciation	(49.3)	(51.2)
EBIT	173.6	202.2
EBITDA margin	*6.6%*	*6.7%*
EBIT margin	*5.1%*	*5.4%*
Revenue growth	*n.a*	*11.1%*
EBITDA growth	*n.a*	*13.7%*
EBIT growth	*n.a*	*16.5%*

Source: Symbion Health Audited Accounts

Note: FY06 financials have been restated to reflect a change in accounting policy for the accounting for financial guarantees and the restatement of the Pharmacy Services securitisation charge to a finance charge

[33] Including the amount of the Symbion Health 2007 Final Dividend

[34] As defined in the Explanatory Memorandum

4.5.2 Symbion Pathology and Medical Centres

The recent financial performance of Symbion Pathology and Medical Centres is summarised in the table below:

Symbion Pathology and Medical Centres Financial performance $ million	FY06A	FY07A
Revenue	611.3	648.2
EBITDA	103.7	115.4
Amortisation and depreciation	(14.5)	(15.1)
EBIT	89.2	100.3
Revenue growth	*n.a*	*6.0%*
EBITDA margin	*17.0%*	*17.8%*
EBIT margin	*14.6%*	*15.5%*

Source: Symbion Health Management Accounts

We note the following in relation to the financial performance of Symbion Pathology and Medical Centres:

- Symbion Pathology acquired Mansfield Pathology, a privately-owned practice based in New South Wales, in FY06. This purchase increased Symbion Pathology's market share in NSW from 20% to 22%;
- Revenue growth between FY06 and FY07 includes contributions from pathology acquisitions, a rate increase by the Department of Veterans' Affairs and contributions from new Medical Centres acquired during FY07 - four Medical Centres were acquired to March 2007 and a further four acquisitions between April and June 2007; and
- Improved margins in FY07 are driven in part by the new QML pathology laboratory providing efficiencies and capacity going forward, as well as a focus on specialists and private billing which has enhanced revenue quality.

4.5.3 Symbion Imaging

The recent financial performance of Symbion Imaging is summarised in the table below:

Symbion Imaging Financial performance $ million	FY06A	FY07A
Revenue	298.4	309.6
EBITDA	52.4	55.1
Amortisation and depreciation	(23.3)	(24.8)
EBIT	29.1	30.3
Revenue growth	*n.a*	*3.8%*
EBITDA margin	*17.6%*	*17.8%*
EBIT margin	*9.7%*	*9.8%*

Source: Symbion Health Management Accounts

We note the following in relation to the financial performance of Symbion Imaging:

- Revenue growth from FY06 to FY07 is driven by strong average fees per examination and reasonable examination growth for CT and MRI, offset by lower examination growth for general X-ray and the closure of six underperforming sites;
- Cost increases to FY07, excluding labour, have increased at a rate lower than CPI; and
- Increased depreciation in the forecast for FY07 reflects recent capital expenditure.

4.5.4 Symbion Pharmacy Services

The recent financial performance of Symbion Pharmacy Services is summarised in the table below:

Symbion Pharmacy Services Financial performance $ million	FY06A	FY07A
Revenue	2,305.5	2,608.2
EBITDA	41.7	51.9
Amortisation and depreciation	(4.7)	(4.9)
EBIT	36.9	47.0
Revenue growth	*n.a*	*13.1%*
EBITDA margin	*1.8%*	*2.0%*
EBIT margin	*1.6%*	*1.8%*

Source: Symbion Health Management Accounts

We note the following in relation to the financial performance of Symbion Pharmacy Services:

- Revenue growth of 13.1% in FY07 reflects market share growth in Pharmacy distribution and the full year impact of new public and private hospital business achieved in FY06 and further market share increases in hospitals in FY07;
- The CSO funding pool largely offset the wholesaler margin reduction from 10% to 7% which occurred on 1 July 2006; and
- Operating costs in FY07 increased as result of the volume growth but the growth was below sales growth rates, reflecting the leveraging of the fixed cost infrastructure and cost reduction initiatives implemented during FY07, including streamlining of deliveries in some states, benefits from warehouse rationalisation and reduction in head-office management.

4.5.5 Symbion Consumer

The recent financial performance of Symbion Consumer is summarised in the table below:

Symbion Consumer Financial performance $ million	FY06A	FY07A
Revenue	186.4	213.2
EBITDA	33.0	40.2
Amortisation and depreciation	(2.9)	(3.3)
EBIT	30.1	36.9
Revenue growth	*n.a*	*14.4%*
EBITDA margin	*17.7%*	*18.9%*
EBIT margin	*16.1%*	*17.3%*

Source: Symbion Health Management Accounts

We note the following in relation to the financial performance of Symbion Consumer:

- Carlson Health Limited ("Carlson") was acquired in February 2007. The acquisition is expected to lead to a dilution of margin in the short term due to restructuring costs and lower average margins in this business. Management expect the full benefit of Carlson to be realised in FY09;
- FY07 growth is driven mainly by strong performance of the Nature's Own® brand; and
- The benefits of vertical integration are continuing to drive margin improvements through leveraging the fixed cost infrastructure and tight control of operating costs.

4.6 Financial Position

The consolidated financial position of Symbion Health as at 30 June 2006 and 30 June 2007 is summarised in the table below:

Symbion Health Financial position $'000	30-Jun-06 Audited	30-Jun-07 Audited
Assets		
Cash and cash equivalents	187,005	196,682
Receivables	232,178	230,210
Inventories	262,435	279,617
Property, Plant and Equipment	244,846	239,160
Intangibles	1,094,259	1,160,888
Other assets	143,758	119,351
Total assets	**2,164,481**	**2,225,908**
Current liabilities		
Trade and other payables	511,315	540,817
Interest bearing liabilities and derivative financial instruments	602,891	601,208
Provisions	154,172	152,972
Other liabilities	77,942	55,230
Total liabilities	**1,346,320**	**1,350,227**
Net Assets	**818,161**	**875,681**

Source: Symbion Health Audited Accounts

We note the following in relation to the financial position of Symbion Health:

- In addition to on-balance sheet debt of approximately $600 million, Symbion Health operates an off-balance sheet securitisation programme under which receivables are sold to a third party. The indicative average balance of the securitised receivables outlined in the Symbion Health results presentation on 22 August 2007 was $252 million;

- The cash balance of approximately $197 million as at 30 June 2007 is a function of the variability of Symbion Health's working capital requirements and funding arrangements during the course of each month. Receipts of cash occur in the last few days of each month due to invoicing arrangements, and the terms of financing facilities mean that balances are not used to pay down debt until the first few days of the next month. We have been advised by Symbion Health management that inter-month variability of cash balances can vary between a positive cash balance at month end of up to $200 million, to a borrowing position of an additional $50 million within the first 12 days of the month;

- Current and non-current provisions as at June 2007 include:
  - Provisions relating to the restructuring of the entity's operations;
  - Deferred consideration payments on acquisitions;
  - Estimated costs associated with the PAN Pharmaceutical product recall in the Consumer business in 2003;
  - Outstanding costs directly attributable to the demerger of Mayne Pharma Limited during the year ended 30 June 2006; and
  - Approximately $23 million in costs associated with the proposed transaction with Healthscope.

- There was a $2.8 million decrease in provisions between 30 June 2006 and 30 June 2007. The key movements were reductions in provisions relating to restructuring ($17.8 million) and a new provision for costs associated with the proposed transaction with Healthscope ($23.1 million); and

- The increase in goodwill and other intangible assets to 30 June 2007 is due to the acquisition of medical centre businesses and further acquisitions in Pathology and Consumer.

5 Overview of Symbion Health C&P

5.1 Description of Business

In the event that the Diagnostics Transaction is implemented but the C&P Scheme does not proceed, Symbion Health shareholders will retain their existing shares in Symbion Health. At that point, the Diagnostics Business will have been sold to Healthscope and Symbion Health will therefore comprise the Consumer and Pharmacy Services Businesses, referred to as Symbion Health C&P.

This section provides a pro-forma outline of Symbion Health C&P, based on information to 30 June 2007, in order to provide an indication of that business to Symbion Health shareholders in the event this occurs.

Following the Diagnostics Transaction, Symbion Health C&P will be a healthcare company, listed on the ASX. Symbion Health C&P will comprise two businesses, Symbion Consumer and Symbion Pharmacy Services, as detailed in Section 4.5.4 and 4.5.5.

If it were to continue to operate as a listed business in its own right, Symbion Health management expect that Symbion Health C&P would be an ASX200 company.

5.2 Financial Performance

The table below sets out the financial performance of Symbion Health C&P for the years ended 30 June 2006 and 30 June 2007, and pro-forma FY07 financial performance for Symbion Health C&P including estimated unallocated revenues and expenses.

Symbion Health C&P Pro-forma financial performance $ million	FY06 Actual	FY07 Actual	Pro-forma adjustments	FY07 Pro-forma
Revenue	2491.9	2821.4		2821.4
EBITDA	74.7	92.2	(3.1)	89.1
EBITDA margin %	*3.0%*	*3.3%*		*3.2%*

Source: Symbion Health 2007 Annual Report and Symbion Health management

We note the following in relation to the financial performance of Symbion Health C&P:

- The financial performance for Symbion Health C&P shows revenue for FY07 of $2,821.4 million, representing growth of 13.2% on FY06. The revenue growth was driven by an increase in revenue in both the Symbion Health C&P Businesses; and
- The pro-forma financials for Symbion Health C&P show pro-forma EBITDA for FY07 of $89.1 million. This includes $3.1 million of additional costs which it is assumed Symbion Health C&P would incur on a standalone basis.

We note that in addition to the $3.1 million of ongoing costs which it is assumed Symbion Health C&P would incur, there are one off costs and capital expenditure of $3.8 million which it is assumed by Symbion Health management are required in order to set up the Symbion Health C&P Business as a standalone entity.

5.3 Financial Position

The table below sets out an abridged extract of the audited consolidated balance sheets of Symbion Health C&P as at 30 June 2006 and 30 June 2007. It also contains the pro-forma FY07 balance sheet for Symbion Health C&P including estimated unallocated net assets.

Symbion Health C&P Pro forma financial position $'000	30-Jun-06 Actual	30-Jun-07 Actual	Pro-forma Adjustments	30-Jun-07 Pro-forma
Assets				
Cash and cash equivalents	-	-	436,250	436,250
Trade and other receivables	134,594	128,982	24,102	153,084
Inventories	249,160	265,322	-	265,322
Property, plant and equipment	66,073	66,999	2,250	69,249
Intangible assets	316,497	337,872	1,446	339,318
Other assets	46,436	45,559	(851)	44,708
Total Assets	**812,760**	**844,734**	**463,197**	**1,307,931**
Liabilities				
Trade and other payables	400,172	451,359	30,280	481,639
Interest bearing liabilities and derivative financial instruments	2,242	1,718	-	1,718
Provisions	23,391	13,682	200	13,882
Other liabilities	10,457	9,649	34,746	44,395
Total Liabilities	**436,262**	**476,408**	**65,226**	**541,634**
Net Assets	**376,498**	**368,326**	**397,971**	**766,297**

Source: Symbion Health 2007 Annual Report and Symbion Health management

We note the following in relation to the financial position of Symbion Health C&P from 30 June 2006 to 30 June 2007:

- Inventories increased by $16.2 million between 30 June 2006 and 30 June 2007 due to increases in Pharmacy inventories to support increased trading activity and in Consumer inventories due predominantly to the acquisition of Carlson Health Group; and
- Intangibles increased by $21.4 million due to increases in goodwill and brand names as a result of the acquisition by Consumer of the Carlson Health Group.

Symbion Health C&P has an off-balance sheet securitisation facility that relates to trade debtors of Symbion Pharmacy Services. The balance of this facility as at 30 June 2007 was $269 million with an average daily balance across financial year 2007 of $252 million.

We note that following the implementation of the Diagnostics Transaction, Symbion Health C&P would have additional cash of approximately $440 million as a result of the refinancing by Healthscope, which could be returned to shareholders or used to fund acquisition activity.

6 Overview of Healthscope

6.1 Company History

Healthscope was formed in 1985 and listed on the ASX in 1994. It is a major healthcare operator in the Australian market, with principal activities being the ownership and management of hospitals and the provision of pathology services. It is Australia's second largest private hospital provider, with hospitals in each State and Territory, and has an integrated national pathology footprint. Significant recent transactions include:

- the acquisition of Gribbles' pathology assets in FY05;
- the acquisition of 14 ex-Affinity private hospitals from Ramsay in FY06;
- the acquisition of Brisbane Private hospital in February 2007; and
- The acquisition of Newcastle Private hospital in June 2007.

6.2 Description of Business

The company's businesses are structured into two main divisions - Pathology and Hospitals - following the sale of the Amdel analytical and testing business in December 2005. In FY07, Healthscope generated $1.4 billion in revenue and $142 million in EBIT[35]. As outlined in the charts below, the majority of revenue (70%) and EBIT (78%) is earned through the Hospitals business.


Healthscope Revenue FY07
Healthscope EBIT FY07
Other
10.3%
Hospitals
70.3%
Pathology
19.3%
Hospitals
78.2%
Pathology
21.8%

Source: Healthscope Management Accounts

Note: "Other" includes non-recurring earnings, corporate costs plus pass through revenue from prosthetics and excludes the Amdel business which was sold in FY06

[35] Source: Healthscope Management Accounts, June 2007

6.2.1 Healthscope Hospitals

Healthscope owns and/or manages 46 medical/surgical, rehabilitation and psychiatric hospitals[36] in Australia. The Hospitals business has three main divisions, being:

- Medical / Surgery Hospitals;
- Psychiatric Hospitals; and
- Rehabilitation Hospitals.

Medical / Surgery Hospitals offer a broad range of services including intensive care, orthopaedic surgery, day surgery, urology, maternity, gynaecology, plastic surgery, oncology, ophthalmology, etc. Psychiatric Hospitals in Victoria, New South Wales, Tasmania and Queensland offer services for mental illnesses including post-traumatic stress, alcohol and drugs, anxiety, depression and eating disorders. Rehabilitation Hospitals operate in Victoria, New South Wales and South Australia and provide rehabilitation services for patients with brain injuries, muscoskeletal injuries, pain management and diseases.

The acquisition of the 14 ex-Affinity hospitals was a significant milestone for Healthscope and has the potential to transform its hospitals portfolio from a regional and niche hospital group to a group of 46 hospitals (either owned or managed) consisting of major tertiary hospitals, regional medical/surgical hospitals, rehabilitation and psychiatric hospitals reaching throughout Australia. This acquisition has provided significant scale benefits in managing relationships with service providers, suppliers and health funds.

6.2.2 Healthscope Pathology

Healthscope provides pathology services in Australia, New Zealand, Singapore and Malaysia. Healthscope's Pathology services encompass:

- Human pathology;
- Veterinary pathology; and
- Molecular science.

Pathology services are provided by Gribbles Pathology, which was acquired by Healthscope in FY05. From its base in Australia, Gribbles commenced operating in New Zealand in 2002, providing community referred pathology services for the Northland District Health Board.

Gribbles Pathology (Malaysia) commenced operations in 1996 and is the largest private provider of diagnostic laboratory services in the region. Headquartered in Kuala Lumpur, the operation provides services to over 6,000 medical practitioners, hospitals and corporate clients throughout Peninsula Malaysia, East Malaysia and Singapore.

[36] One facility is a licensed Supported Residential Service, providing community and extended care

Gribbles Pathology also has a Commercial Business arm encompassing all non-Medicare funded human pathology. It provides services to companies, consultants and providers of occupational health and safety, government bodies, medical clinics and a wide range of other organisations and industries. The testing services available include:

- Pre-employment screening;
- Executive and employee health screening;
- Drug and alcohol testing;
- Biological monitoring;
- Environmental water testing; and
- Insurance / superannuation related testing.

6.3 Capital Structure and Shareholders

As at 18 October 2007 Healthscope had 239,373,734 shares on issue.

The following table below summarises the twenty largest shareholders of Healthscope as at 28 September 2007:

Healthscope Largest shareholders	No of ordinary shares held	% of issued shares held
National Nominees Limited	26,925,318	11.32
RBC Dexia Investor Services	20,252,201	8.51
JP Morgan Nominees Australia Limited	14,009,284	5.89
Cogent Nominees Pty Limited	13,179,060	5.54
HSBC Custody Nominees (Australia) Limited	12,364,541	5.20
Citicorp Nominees Pty Limited	11,722,685	4.93
ANZ Nominees Limited (Cash Income Account)	5,691,086	2.39
RBC Dexia Investors Services Australia Nominees Pty Ltd	5,683,924	2.39
Queensland Investment Corporation c/- National Nominees Limited	5,224,290	2.20
ANZ Nominees Limited	4,319,145	1.82
Corkery Pty Ltd	3,500,000	1.47
Corkery Pty Ltd	3,250,230	1.37
Zonda Investments Pty Ltd	3,188,897	1.34
Est Ronald Barry Evans	2,746,961	1.15
Credit Suisse Securities	2,030,000	0.85
Sandhurst Trustees Ltd	1,937,615	0.81
HSBC Custody Nominees (Australia) Limited- A/C 3	1,908,096	0.80
Suncorp Custodian Services Pty	1,846,920	0.78
Cogent Nominees Pty Limited (SL non-cash collateral account)	1,640,000	0.69
Mr Bruce Robert Dixon	1,581,226	0.66
Total	**143,001,479**	**60.09**

Source: Healthscope Company Data (note: 237.96 million issued shares as at 28 September 2007

As at 12 October 2007, Healthscope had 100,000 outstanding options issued to executives under an executive option plan, and 965, 296 outstanding performance rights.

The following table summarises details of the four beneficial owners of greater than 5% of Healthscope shares as at 4 October 2007:

Healthscope Substantial shareholders	No of shares (million)	% of issued capital
Perpetual Trustees	34.25	14.39%
AMP Ltd	25.41	10.68%
Cooper Investors Pty Ltd	19.83	8.33%
BEC Equities	18.92	7.95%
Total of all substantial shareholders	**98.41**	**41.35%**

Source: Healthscope Company Data

6.4 Recent Share Price Performance

The graph below shows daily share price and trading volumes for Healthscope since May 2006:

Healthscope share price and volume history


7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Share price (AUD$)
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
Volume ('000)
May-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Sep-07
1
2
3
4
5
6

Source: Bloomberg

Notable events since May 2006 which may have affected share price movements as disclosed in Company Announcements of Healthscope are as follows:

Ref	Date	Event
1	24 Aug 2006	FY06 results announced
2	1 May 2007	Announcement of The Original Proposal
3	29 May 2007	Disclosure of further details in relation to the Healthscope proposal
4	22 Aug 2007	FY07 results announced
5	11 Sept 2007	Announcement that the Original Proposal had not achieved adequate votes in favour
6	8 Oct 2007	Announcement of The Revised Proposal

Source: Healthscope Company Announcements

We note that, in relation to the announcement of the Original Proposal on 1 May 2007, the Healthscope share price rose from $5.78 three days prior to the announcement to $6.08 three days subsequent to the announcement. Since then and 10 September 2007 (the day prior to the Symbion Health shareholders meeting for the Original Proposal), the share price has traded between $5.19 and $6.07.

Following the announcement of the Revised Proposal on 8 October 2007, the Healthscope share price rose from $5.78 three days prior to the announcement to $5.50 three days subsequent to the announcement.

6.5 Financial Performance

The table below summarises Healthscope's consolidated financial performance in FY06 and FY07. The results at an EBITDA level are after corporate costs of $6.8 million in FY06 and $7.4 million in FY07.

Healthscope Financial performance $ million	FY06 Actual				FY07 Actual			
	Pathology	Hospitals	Other	Total	Pathology	Hospitals	Other	Total
Revenue	233.6	750.1	104.7	1,088.4	263.7	960.5	141.2	1,365.4
EBITDA including non-recurring items	34.8	107.5	2.5	144.8	35.2	155.3	(7.4)	183.1
Non-recurring items	(1.2)	(1.4)	(7.0)	(9.5)	7.9	(13.5)	-	(5.5)
EBITDA excluding non-recurring items	33.6	106.1	(4.4)	135.3	43.1	141.9	(7.4)	177.6
Depreciation	(8.4)	(19.6)	-	(28.0)	(10.5)	(24.8)	-	(35.3)
EBIT	25.3	86.5	(4.4)	107.3	32.6	117.1	(7.4)	142.3
EBITDA margin	14.4%	14.1%	-4.2%	12.4%	16.3%	14.8%	-5.2%	13.0%

Source: Healthscope Audited Accounts

Note: "Other" includes non-recurring earnings, corporate costs plus pass through revenue from prosthetics, and excludes the Amdel business which was sold in FY06

We note the following in relation to the financial performance of Healthscope:

- Revenue growth is driven by both organic growth in existing businesses and the full year impact of the acquisitions made during FY06 (including 14 ex-Affinity hospitals and the Davies Campbell de Lambert pathology acquisition), together with the benefit of the acquisitions of Brisbane Private Hospital and Newcastle Private Hospital in FY07;
- EBITDA growth in Hospitals is driven both by acquisitions and improvement in operating margins, partially offset by costs associated with the acquisitions; and
- EBITDA margin improvement is attributed primarily to an improved performance in the pathology business in Victoria and New South Wales.

6.6 Financial Position

The financial position of Healthscope as at 30 June 2006 and 30 June 2007 is summarised in the table below:

Healthscope Financial position $'000	30-Jun-06 Actual	30-Jun-07 Actual
Assets		
Cash and cash equivalents	9,792	2,441
Trade and other receivables	152,718	83,865
Inventories	25,730	31,151
Property, plant and equipment	566,642	659,598
Intangible assets	747,280	794,023
Other assets	45,550	51,890
Total Assets	1,547,712	1,622,968
Liabilities		
Trade and other payables	116,736	128,316
Interest bearing liabilities and derivative financial instruments	586,048	557,185
Provisions	82,668	85,722
Other liabilities	31,037	45,274
Total Liabilities	816,489	816,497
Net Assets	731,223	806,471

Source: Healthscope Management

We note the following in relation to the financial position of Healthscope:

- The decrease of cash and cash equivalents of $7.4 million between 30 June 2006 and 30 June 2007 is due to the utilisation of funds to repay external debt;
- Trade and other receivables decreased during the period by $68.9 million due to the securitisation of receivables of $78.9m and the divestment of 4 non-core hospitals offset by an increase resulting from the acquisition of Brisbane Private Hospital and Newcastle Private Hospitals;
- Property, plant and equipment increased by $93.0 million due to the acquisition of Brisbane Private Hospital and Newcastle Private Hospitals;
- Intangibles of $794.0 million as at 30 June 2007 relate to goodwill and licences. Goodwill increased by $46.7 million in the period ended 30 June 2007 largely as a result of the acquisition of the minority interest in Gribbles Malaysia, the acquisition of the DoctorsLab Diagnostics business in Singapore and the acquisitions of Brisbane Private and Newcastle Private; and
- Interest bearing liabilities decreased by $28.9 million during the period. Funds from the receivables securitisation of $78.9m were used to repay debt, while drawings of debt were used to fund the acquisition of Brisbane Private Hospital and Newcastle Private Hospitals, as well as the minority interest in Malaysia and DoctorsLab in Singapore.

7 Overview of New Healthscope

7.1 Introduction

If the Diagnostics Transaction is completed, New Healthscope will be one of Australia's leading healthcare companies. It will:

- Be expected to have a market capitalisation placing it within the ASX 100 Index;
- Hold the number one position in the Australian pathology market with over 950 collection centres and over 150 laboratories. New Healthscope will have a strong market share across all States;
- Hold the number two position in the Australian private hospital market with 46 facilities. It will have a total of approximately 4,000 available overnight private hospital beds;
- Be the third largest diagnostic imaging business, with 130 sites; and
- Have a significant medical centres business, with 54 sites across five States and Territories, employing over 450 General Practitioners.

In addition, New Healthscope will have a developing presence in the Asian pathology market as a result of Healthscope's current businesses in Malaysia and Singapore, where Healthscope presently has market shares of 40% and 50% respectively.

7.2 Structure

Assuming the Diagnostics Transaction is completed, New Healthscope will comprise the businesses detailed below:


New Healthscope
Healthscope
Diagnostics Business
Hospitals
Pathology
Pathology
Medical Centres
Imaging

7.3 Strategy

If the Diagnostics Transaction is completed, Healthscope has indicated that it anticipates implementing a number of new strategies. These include:

- Implementation of an integration plan which includes the anticipated capture of cost saving synergies of approximately $77 million per annum by the third year following implementation of the transaction. The cost of implementing these synergies (including capital expenditure) is estimated at $50 million;
- Re-alignment of businesses, to capture unquantified incremental revenue benefits for the group; and
- Positioning the business for future growth. New Healthscope intends to pursue growth opportunities both domestically, focussing on "bolt-on" acquisitions within the medical centres, day-surgery and niche practice areas, and internationally, focussing on the Asian pathology market.

In addition, Healthscope has indicated that it will continue to assess the level of future dividend payments in light of the prevailing circumstances at the relevant times, including by reference to the level of profits that are available for distribution and the capital needs of New Healthscope.

7.4 Directors and Management

If the Diagnostics Transaction is implemented, we understand that Healthscope's Managing Director, Bruce Dixon, will be the Managing Director of New Healthscope. It is anticipated that certain members of Symbion Health's corporate and divisional management team will be invited to join New Healthscope's management team if the Diagnostics Transaction is successful. Healthscope proposes to invite Mr James Hall, currently a director of Symbion Health, to join the Board of Healthscope following the completion of both the Diagnostics Transaction and the C&P Scheme. Mr Hall will consider whether to accept this invitation on, or shortly after, the implementation of the C&P Scheme. Healthscope also intends to appoint a further director to the Healthscope Board.

The exact composition of the senior management team of New Healthscope will not be finalised until after the shareholder vote on both the Diagnostics Transaction and C&P Scheme.

7.5 Potential Synergies and Implementation Costs

According to Healthscope management, a key benefit of the Diagnostics Transaction is the significant cost synergies that could be realised. These primarily relate to the integration of Symbion Health's Pathology business with that of Healthscope, but also include savings from the rationalisation of the two companies' head offices. Healthscope has commissioned external consultants to assist in estimating the level of cost synergies that could be generated. Taking into account the divestment required by the ACCC, it has indicated that it expects to achieve annual cost savings of approximately $77 million, to be realised progressively over three years. Due to the delay in the transaction timing compared with that under the Original Proposal, Healthscope now expects that approximately 7% of these synergies would be achieved in FY08, approximately 77% in FY09 and 100% in FY10[37]. Key areas of cost synergies include:

- Rationalisation of pathology laboratories and courier networks of both businesses. In many markets in which Healthscope and Symbion Health operate, there is duplication of the network, providing the opportunity for New Healthscope to rationalise the infrastructure and laboratories;
- Improvement of the terms upon which consumables are purchased for the diagnostics business;
- Optimisation of collection centre networks;
- Integration of information technology; and
- Head office and corporate cost savings.

We note that management has not quantified any potential incremental revenue synergies that may flow from the transaction.

Integration and restructuring costs associated with achieving the cost synergies have been estimated by Healthscope management as being in the order of $51 million (including capital expenditure).

7.6 Pro forma Financial Information

The abridged pro-forma financial information for New Healthscope is provided for illustrative purposes only to assist Symbion Health shareholders in considering the effect of the implementation of the Diagnostics Transaction. It should be noted that no forecast information in relation to the financial performance of New Healthscope post implementation of the Diagnostics Transaction is being provided.

[37] These expectations are based on the assumption that implementation of the Diagnostics Transaction occurs by February 2008.

7.6.1 Financial Performance

The abridged pro-forma financial performance of New Healthscope for the year ending 30 June 2007, assumes, amongst other things, that Healthscope had acquired all of the Diagnostics Business as at 1 July 2006. The actual reported earnings and cash flows of New Healthscope will vary from the pro-forma financial information summarized below due to factors including the following:

- the effective date of completion of the proposed Diagnostics Transaction by Healthscope will be later than 1 July 2006; and
- any synergy and efficiency benefits expected to be achieved in the first year after implementation of the Diagnostics Transaction will be significantly lower than those expected to be achieved in the third full financial year after the completion of the Revised Proposal i.e. the level of synergies and efficiencies assumed for the purposes of financial information for New Healthscope are for the third full financial year after the completion of the Diagnostics Transaction (FY11).

The table below summarises the pro forma financial performance for New Healthscope:

New Healthscope Pro forma financial performance $ million	Proforma Jun-07
Revenue	**2,182.0**
EBITDA	**415.8**
EBITDA margin %	*19.1%*
Depreciation and amortisation	(82.2)
EBIT	**333.6**
EBIT margin %	*15.3%*

Source: Healthscope management

Note: The difference between the Healthscope revenue shown above and that in Section 6.5 is the pass through revenue from prosthetics which is required to be shown for statutory purposes

We note the following with regard to the financial performance of New Healthscope:

- The pro forma financial performance does not take into account the divestiture as a result of the undertaking which have been agreed between Healthscope and the ACCC. As a result of the undertaking agreed with the ACCC, the pro forma New Healthscope revenue is estimated to be reduced by approximately $34 million and the annual run rate cost synergies, originally identified of $79 million, have been reduced by $2 million; and
- Non-recurring implementation costs have been excluded from the abridged pro-forma consolidated income statement of New Healthscope.

7.6.2 Financial Position

The abridged pro-forma financial position of the New Healthscope as at 30 June 2007 assumes, amongst other things, that Healthscope had acquired all of the Diagnostics Business as at 30 June 2007. The table below summarises the pro forma financial position of New Healthscope based on the financial positions of Healthscope and Diagnostics Business as at 30 June 2007:

New Healthscope Pro forma financial position $'000	Proforma Jun-07
Assets	
Cash and cash equivalents	2,441
Trade and other receivables	185,093
Inventories	45,446
Property, plant and equipment	831,759
Intangible assets	3,274,140
Other assets	119,959
Total Assets	**4,458,838**
Liabilities	
Trade and other payables	217,774
Interest bearing liabilities and derivative financial instruments	1,523,800
Provisions	203,706
Other liabilities	104,618
Total Liabilities	**2,049,898**
Net Assets	**2,408,940**

Source: Healthscope management

We note the following with regard to the financial position of New Healthscope:

- All transaction costs incurred by Healthscope have been paid out of interest bearing liabilities; and
- The impact of the final dividend paid in respect of FY07 has been recognised as an adjustment to the net debt acquired at completion.

7.7 Capital Structure

The table below summarises the number of shares on issue should the Diagnostics Transaction be approved. Following the transaction, Symbion Health shareholders will own between approximately 53% and 56% of New Healthscope and existing Healthscope shareholders will own between approximately 44% and 47% of New Healthscope.

New Healthscope Total number of shares (million)	Low	%	High	%
Diluted number of Symbion Health shares on issue	649.6		649.6	
Conversion ratio (0.4089 to 0.4642 New Healthscope shares for every Symbion Health share)	0.4089		0.4642	
New shares in New Healthscope to be issued to Symbion Health shareholders	265.6	52.5%	301.6	55.6%
Diluted number of existing Healthscope shares on issue	240.4	47.5%	240.4	44.4%
Diluted number of New Healthscope shares	506.1		542.0	

8 Valuation Analysis

In order to form an opinion in relation to each proposal, Ernst and Young Transaction Advisory Services has, as part of its evaluation, in each instance considered the value of the asset/business that Symbion Shareholders are being asked to sell and has then compared this to the value of the consideration being offered in exchange. This section of the report considers the values of these various elements. The following Sections 9 and 9.8 draw together our conclusions in relation to each proposal, based on these valuations and on other factors.

In order to assess the Diagnostics Transaction, we have compared:

- The value of the existing Diagnostics Business, incorporating a premium for control; with
- The value of the consideration being offered by Healthscope, which comprises scrip in New Healthscope and an agreement by Healthscope to refinance the Diagnostics Business' existing debt. We have valued the New Healthscope scrip excluding a premium for control.

The value of the existing Diagnostics Business is considered in Section 8.4.1 below. The value of the scrip being offered by Healthscope is considered in Section 8.4.2 below. Our conclusions in relation to the Diagnostics Transaction are contained in Section 9.

In order to assess the C&P Scheme, we have compared:

- The value of a Symbion Health C&P share, incorporating a premium for control; with
- The cash consideration being offered by the IAC Consortium.

The value of the existing C&P Business is considered in Section 8.5.1 below. Our conclusions in relation to the C&P Scheme are contained in Section 9.8.

As part of our evaluation, we have also considered the overall effect of the two proposals combined. In order to do this we have compared:

- The value of the existing Symbion Business, incorporating a premium for control; with
- The value of the consideration being offered by Healthscope and the IAC Consortium.

Our conclusions in relation to the overall effect of the two proposals combined are contained in Section 9.8.

8.1 Definition of Fair Market Value

Ernst & Young Transaction Advisory Services has assessed the underlying value of each asset/business on a fair market value basis. Business valuers typically define fair market value as:

"The price that would be negotiated in an open and unrestricted market between a knowledgeable, willing but not anxious buyer and a knowledgeable, willing but not anxious seller acting at arm's length."

Fair market value does not incorporate any special value. Special value is the additional value that may accrue to a particular purchaser. In a competitive bidding situation, potential purchasers may be prepared to pay part, or all, of the special value that they expect to realise from the acquisition to the seller.

8.2 Valuation Methodology and Approach

We have outlined a number of commonly used valuation methodologies in Appendix 3. Ernst & Young Transaction Advisory Services has selected the capitalisation of earnings methodology to assess the underlying value of each business/asset.

When applying the capitalisation of earnings methodology, we have derived the fair market value of 100% of the issued shares of each business/asset. We have:

- Made an assessment of the future maintainable earnings of each division of each company, and have selected EBITDA as the most appropriate earnings base for our analysis;
- Assessed an appropriate range of earnings multiples to apply to each division's future maintainable earnings, having regard to potentially comparable listed companies, potentially relevant transactions and other factors specific to each business/asset;
- Considered any other assets, liabilities and contingent liabilities of the companies that are not reflected in their future maintainable earnings;
- Considered any expenses associated with the transactions;
- Considered the net debt owed by the business; and
- Calculated the fair market value of 100% of the issued share capital of each company.

When considering the value of an individual share, we have adopted the fully diluted number of shares on issue, including the effect of any outstanding options and management performance rights.

Prior to reaching our valuation conclusions, we have assessed the reasonableness of our valuation calculations by cross-checking our valuation ranges using other valuation methodologies.

8.3 Earnings Multiples

Assessment of the appropriate range of earnings multiples to apply to the future maintainable earnings for each business is a subjective matter which requires the application of judgment based on the available information. In assessing an appropriate range of earnings multiples to apply to the future maintainable earnings for each business, we have had regard to a wide range of sources of information including the trading multiples implicit in the share prices of a number of potentially comparable listed companies in the healthcare industry both in Australia and overseas, together with the multiples implied by a number of potentially relevant transactions. A description of each of the comparable companies and transactions is set out in Appendices 4 and 5 respectively of this report.

8.3.1 Trading Multiples

We note that the number of listed Australian companies directly comparable to Symbion Health and Healthscope is limited and, accordingly, we have also included a selection of companies from the US and UK which we consider to be broadly comparable to Symbion Health and Healthscope. However, we have been mindful of the inherent differences with such overseas companies, particularly in relation to aspects such as their regulatory regimes, relative to Australia.

A summary of the trading multiples of the potentially comparable listed companies selected is available in Appendix 4. The trading multiples outlined in Appendix 4 are based on the market price for minority or portfolio shareholdings of those companies and do not include a premium for control.

8.3.2 Transaction Multiples

The multiples implied by transactions involving potentially relevant companies in the healthcare industry have also been considered in forming a view of an appropriate range of multiples with which to value each business/asset. A list of the implied multiples from these potentially relevant transactions can be found in Appendix 5 of this report.

Ernst & Young Transaction Advisory Services notes that the multiples implied in these transactions:

- Were derived using both historical and prospective earnings;
- Will implicitly incorporate a premium for control; and
- May reflect synergistic benefits paid away by the acquirer.

8.3.3 Assessment of Earnings Multiples

In assessing an appropriate range of earnings multiples to apply to the Diagnostics Business, Symbion Health C&P and New Healthscope we have had regard to both the trading multiples and transaction multiples, as discussed in Sections 8.3.1 and 8.3.2 above, together with other relevant information. In addition, we have considered other matters including:

- Control premium – the appropriateness of applying a control premium to the business in question or alternatively, a minority interest discount;
- Size of company – the size of the business in question relative to the size of comparable companies;
- Liquidity of shares – the liquidity of comparable companies relative to the business in question;
- Market characteristics – differences between the markets in which the comparable companies operate when compared to Symbion Health and Healthscope's markets;
- Growth and earnings prospects – the relative growth and earnings prospects of the comparable companies when compared to those in which the business in question operates; and
- Timing - differences between the comparable companies and Symbion Health and Healthscope in relation to the historic versus prospective nature of the earnings to which the multiples relate.

We note that there are challenges in utilising both the trading multiples and transaction multiples as sources of information primarily as a result of issues concerning comparability. Such issues include differences between the mix of businesses in each company, divergent growth expectations and the extent to which each company is involved in takeover speculation, either as an acquirer or as a potential target. In particular we note that there are a limited number of companies operating in the healthcare industry in Australia and that speculation regarding takeovers is widespread.

We also note that when looking at potentially comparable companies from other countries, these are subject to different regulatory regimes and economic factors specific to their markets, and that as a result, comparison to such companies presents additional challenges.

In light of the above, we have applied a high level of subjective judgment in determining the appropriate earnings multiples to apply to the maintainable earnings of each business.

Given that Symbion Health shareholders are being asked to relinquish control of the Diagnostics Business in the Diagnostics Transaction and the C&P Business in the C&P Scheme, we have assessed the value of both incorporating a premium for control.

In valuing the New Healthscope scrip being offered as part of the consideration for the sale of the Diagnostics Business, we have assessed the value of New Healthscope excluding a premium for control, in order to reflect the value that a Symbion Health shareholder would most likely be able to realise if he/she were to seek to sell the New Healthscope scrip received in the Diagnostics Transaction. Symbion Health shareholders will not be likely to be able to realise a premium above this minority interest value unless New Healthscope is itself the subject of a takeover.

8.4 Diagnostics Transaction

In order to assess the Diagnostics Transaction, we have compared:

- The value of the existing Diagnostics Business, incorporating a premium for control; with
- The value of the consideration being offered by Healthscope, which comprises scrip in New Healthscope and an agreement by Healthscope to refinance the Diagnostics Business' existing debt. We have valued the New Healthscope scrip excluding a premium for control.

The remainder of this section provides our analysis of the values relevant to this transaction. Section 9 then draws conclusions, based on these values and on other factors.

8.4.1 Value of the existing Diagnostics Business

8.4.1.1 Future Maintainable Earnings

When considering the future maintainable earnings of the Diagnostics Business, Ernst & Young Transaction Advisory Services has had regard to the historic EBITDA for the year ended 30 June 2007 as an appropriate base for our analysis. In addition, we have identified a number of adjustments to the Diagnostics Business' earnings to reflect:

- The full year normalised impact of the acquisition of Vet Path and 8 Medical Centres in FY07;
- The removal of earnings attributable to minority interest equity holders which are reflected in the FY07 earnings; and

- The existing corporate functions of Symbion Health will also be transferred to Healthscope as part of the Diagnostics Transaction.

The following table summarises the calculation of future maintainable EBITDA for each division of the Diagnostics Business:

Symbion Health Diagnostics Business Future maintainable earnings $ million	Pathology and Medical Centres	Imaging	Corporate
2007 EBITDA	115.4	55.1	(9.2)
Full year impact of FY07 acquisitions	3.5	-	-
Removal of minority interests	-	(4.6)	-
Future maintainable earnings (rounded)	118.9	50.5	(9.2)
Future maintainable earnings (rounded)	120.0	50.0	(10.0)

8.4.1.2 *Earnings Multiples*

Based on the factors identified in Section 8.3 above, Ernst & Young Transaction Advisory Services has adopted the following ranges of EBITDA multiples for the various divisions for the purpose of valuing 100% of the Diagnostics Business:

Symbion Health Diagnostics Business Earnings Multiples	EBITDA Low	EBITDA High
Pathology and Medical Centres	14.0	15.0
Imaging	12.0	13.0
Unallocated corporate costs	11.7	12.7

We have applied a range of multiples to the unallocated corporate head office costs for the Diagnostics Business based on a weighted average of the multiples used for the operating divisions of Symbion Health.

8.4.1.3 *Surplus Assets and Liabilities*

For valuation purposes, we have taken into consideration the following surplus assets and liabilities:

- We understand that the Diagnostics Business has interests in the following investments which are accounted for using the equity method:

Associated entity	Interest in equity capital
St George Private Hospital Nuclear Medicine Pty Ltd	50%
Campsie Nuclear Medicine Pty Ltd	50%
Bondi Nuclear Medicine Pty Ltd	50%
North Coast Nuclear Medicine Pty Ltd	40%
Total Health Group Pty Ltd	35.1%

Source: Symbion Health Annual Report for the year to 30 June 2007

The earnings from these investments are excluded from the future maintainable EBITDA of the Diagnostics Business outlined in Section 8.4.1.1 and consequently it has been necessary to separately consider the value of these unlisted investments. The carrying amount of these investments as at 30 June 2007 was $2.6 million and we have adopted this amount as a proxy for market value for the purpose of our analysis.

- We have taken into consideration certain costs associated with the Diagnostics Transaction (primarily advisor fees) which are payable by Symbion Health and which are not contingent on whether the Revised Proposal is actually implemented. These costs would impact the value of Symbion Health on a stand alone basis, irrespective of whether the deal is completed or not.

  Symbion Health management have advised that, in the event the Diagnostics Transaction occurs, New Healthscope will bear 70% of Symbion Health's transaction costs. If the Diagnostics Transaction does not proceed, non-contingent costs associated with the Diagnostics Transaction will be borne by Symbion Health, and for the purposes of our analysis, these have been split between the Diagnostics Business and the C&P Businesses in a ratio of 70:30 respectively. Symbion Health management have advised that these non-contingent costs comprise costs associated with the Original Proposal estimated at approximately $18 million and costs associated with the Revised Proposal estimated at $3 million. The non-contingent element of these costs attributable to the Diagnostics Transaction are therefore estimated at $14.7 million.

- We have not considered contingent costs which are only payable on successful completion of the Diagnostics Transaction.

We understand that the Diagnostics Business has no further known material surplus assets or liabilities.

On the basis of the above disclosures, we summarise below the various surplus assets and liabilities of the Diagnostics Business:

Diagnostics Business Surplus assets / (liabilities)	$ million
Interest in associates	2.6
Non contingent costs associated with the transactions	(14.4)
Net surplus liability	(11.7)

8.4.1.4 Net Debt

We have adopted average net debt of $914 million for the purposes of our valuation.

8.4.1.5 Summary of value of the Diagnostics Business

On the basis of the above analysis, we summarise below our calculation of the underlying value of the Diagnostics Business, inclusive of a premium for control:

Diagnostics Business Valuation calculations $million	Pathology and Medical Centres	Imaging	Corporate	FY07 Total
Future maintainable earnings	120	50	(10)	160
EBITDA multiple - Low	14.0 x	12.0 x	11.7 x	13.5 x
EBITDA multiple - High	15.0 x	13.0 x	12.7 x	14.5 x
Entreprise Value - Low	**1,680**	**600**	**(117)**	**2,163**
Enterprise Value - High	**1,800**	**650**	**(127)**	**2,323**
less: Net debt				(914)
add: Surplus assets / (liabilities)				(12)
Equity Value - Low				**1,238**
Equity Value - High				**1,398**
Number of ordinary shares (million)				**649.6**
Value per Symbion Health share ($) - Low				**1.91**
Value per Symbion Health share ($) - High				**2.15**

8.4.1.6 Valuation Cross Check

Prior to reaching our valuation conclusion we have considered the reasonableness of the above valuation analysis by comparing the EBIT multiples implied by our valuation calculations to the EBIT multiples implied by minority trading in potentially comparable listed companies to the Diagnostics Business. To allow for comparison on a like for like basis we have considered a notional premium for control to observed multiples of these potentially comparable listed companies.

We note that it has not been possible to undertake a cross check using the discounted cash flow methodology, given the lack of information suitable for this purpose. Under the circumstances we consider a cross check using EBIT multiples as the most appropriate, although we note that the similarities with our primary valuation methodology limit the usefulness of this cross check, given the often close relationship between EBIT and EBITDA. Appendix 3 provides more detail regarding common valuation methodologies.

The valuation analysis outlined above implies a range of EBIT multiples of between 18.3 times and 19.6 times. EBIT multiples for the potentially most comparable Australian companies in Appendix 4 are approximately 18 times historic EBIT. Taking into consideration differences between Symbion Health's Diagnostic Business and the potentially comparable listed companies, together with an adjustment for a control premium, Ernst & Young Transaction Advisory Services considers that our valuation range, as outlined above, is not unreasonable for the purpose of this report.

8.4.1.7 Valuation Conclusion

Based on the foregoing, we conclude that the underlying value of the Diagnostics Business is in the range of $1,238 million to $1,398 million including a premium for control. This represents a value per existing Symbion Health share, on a fully diluted basis, of between $1.91 and $2.15.

8.4.2 Value of the scrip in New Healthscope

In order to determine the underlying value of the proportion of the scrip in New Healthscope which is being offered to Symbion Health shareholders in part exchange for the Diagnostics Business, Ernst & Young Transaction Advisory Services has aggregated the values of the underlying divisions of Symbion Health's Diagnostics Business with those of Healthscope, together with the value of the likely synergies, net of implementation costs and other payments and receipts resulting from the transaction.

8.4.2.1 Future Maintainable Earnings

We have had regard to the historic EBITDA for Healthscope for the year ending 30 June 2007 as an appropriate base for our analysis of Healthscope's future maintainable earnings. In addition, we have identified a number of adjustments to Healthscope's earnings to reflect:

- Elimination of the one-off profit on disposal of 4 hospitals – Palm Beach, Northwest, Dubbo and La Trobe – in October 2006;
- Elimination of non-recurring restructuring costs – redundancy costs, closure costs and set up costs;
- The inclusion of the full year effect of acquisitions/new start ups:
  - Brisbane Private (February 2007);
  - Campbell Town (May 2007);
  - Newcastle Private (June 2007);
  - Doctors Lab Singapore (December 2006);
- The removal of earnings associated with:
  - Modbury hospital which passed back to government ownership;
  - The 4 hospitals disposed of in October 2006 (as detailed above);
  - Management fee income previously received in relation to Newcastle Private. Historically this hospital has been managed by Healthscope but was acquired on 1 June 2007 and therefore the management fee income has been replaced by the normalised earnings for this hospital under Healthscope ownership;
- The normalisation of the benefits associated with contracts with various suppliers signed in FY06 and FY07 over the life of those contracts; and
- The removal of a provision associated with pathology labs in New Zealand.

The following table summarises the calculation of future maintainable EBITDA for each division of Healthscope:

Healthscope Future maintainable earnings $ million	Pathology	Hospitals	Corporate
2007 EBITDA	35.2	155.3	(7.4)
Profit on disposal of 4 hospitals		(16.5)	
Restructuring costs	1.8	3.1	
Full year impact of FY07 acquisitions	0.7	6.9	
Earnings from business sold during FY07	-	(6.4)	
Contract rights normalisation	-	(1.8)	
Provision for pathology labs in New Zealand	6.1		
Normalised 2007 EBITDA	43.8	140.7	(7.4)
Future maintainable earnings (rounded)	45.0	140.0	(8.0)

The future maintainable earnings for the Diagnostics Business are as summarised in Section 8.4.1.1.

8.4.2.2 Earnings Multiples

Based on the factors identified in Section 8.3 above, Ernst & Young Transaction Advisory Services has adopted the following ranges of EBITDA multiples for New Healthscope's various divisions for the purpose of valuing New Healthscope:

New Healthscope Earnings Multiples	EBITDA	
	Low	High
Pathology and Medical Centres	12.0	13.0
Imaging	9.5	10.5
Hospitals	10.5	11.5
Unallocated corporate costs	11.1	12.1

We have applied a range of multiples to the corporate head office costs for New Healthscope based on a weighted average of the multiples used for the operating divisions.

We note that the range of multiples applied to the divisions of New Healthscope are reflective of the value of New Healthscope on a minority basis and do not incorporate a premium for control.

8.4.2.3 Surplus Assets and Liabilities

We have taken into consideration the following surplus assets and liabilities:

- Healthscope has a 25% interest in NM&IG Medical Pty Ltd ("NM&IG"). The earnings from this investment are not included in the future maintainable EBITDA of New Healthscope and so we have separately considered the value of this unlisted investment. The carrying amount of the investment in NM&IG as at 30 June 2007 was $1.92 million, comprising $1 million of convertible notes and the remainder in equity and we have adopted this amount as a proxy for market value for the purpose of our analysis; and
- Investment in associates associated with the Symbion Health Diagnostics Business, as detailed in Section 8.4.1.3.

These are summarised in the following table:

New Healthscope Surplus assets / (liabilities)	$million
Healthscope investment in associates	1.9
Symbion investment in associates	2.6
Net surplus asset	**4.5**

Other than the assets and liabilities detailed above, we have not been advised of any other material assets and liabilities which are considered as surplus for the purpose of our valuation analysis.

8.4.2.4 Synergies

In estimating the value of New Healthscope, we have considered the potential impact on value as a result of the realisation of synergies expected by Healthscope management.

In considering the value of the likely synergies resulting from the transaction (net of the likely implementation costs), we have had discussions with management of Healthscope in relation to:

- The quantum and timing of the likely synergies to be realised by the transaction;
- The quantum and timing of the likely implementation costs;
- The processes undertaken by management of Healthscope in identifying and quantifying the likely synergies, the likely implementation costs, and their respective timings; and
- The risks associated with the realisation of these synergies.

Management of Healthscope undertook analysis of potential synergies prior to the Original Proposal and considered there was an opportunity for New Healthscope to capture cost savings of $79 million per annum by the third year following implementation, at a one-off cost of $51 million (including capital expenditure). Healthscope management also believe there are potential revenue synergies which may be generated, although these have not been quantified.

The cost savings primarily relate to the rationalisation of the Symbion Health and Healthscope pathology businesses, but also include some head office and information technology savings.

These synergies have been re-assessed for the Revised Proposal by Healthscope management to take account of:

- The divestment required under the ACCC ruling; and
- The phasing of the synergies and associated costs given the delay in the proposed transaction.

As a result, the quantum of the potential cost savings has been reduced to $77 million in the Revised Proposal.

Ernst & Young Transaction Advisory Services has considered the information provided to us in relation to this matter. We have decided that it is most appropriate to adopt a discounted cash flow ("DCF") approach to valuing these potential synergies.

This approach has involved:

- Development of a set of cash flows reflecting the realisation of the cost savings, net of implementation costs;

- Estimation of the tax implicit in the generation of these net cash flows;
- Estimation of a terminal value reflecting the ongoing nature of these cost savings; and
- Estimation of a range of discount rates to apply to these cash flows.

As a result of the above approach, we have estimated the net present value for the synergies which New Healthscope may generate. Further information in relation to the assumptions utilised by us in deriving the discount rate and terminal value are provided below.

8.4.2.4.1 Discount rate range

On the basis that we are discounting ungeared, post-tax cash flows, we have estimated a nominal post-tax weighted average cost of capital ("WACC ") for the business.

We comment below on the variables considered when deriving the WACC range:

- Risk free rate - In the absence of an official risk free rate, most valuation practitioners adopt the yield on Government Bonds (in the appropriate jurisdiction) of a term matching the cash flow forecast period, as a proxy. We have reviewed the spot yields on ten year Commonwealth bonds, and for the purposes of this report have adopted a risk free rate of 6.1%;
- Market risk premium - The market risk premium is the expected return for the market over and above the return on risk free investments. Empirical studies of the historical risk premium in Australia over periods of up to 100 years suggest the risk premium is in the range of 6% to 8%. For the purposes of this report, we have adopted a market risk premium of 6%;
- Beta - We have reviewed the betas of a number of entities within the Australian healthcare sector and conclude that a beta range for New Healthscope in the order of 0.8 to 1.0 is appropriate;
- Specific Business Risk Premium - We consider that there is a risk that the level of synergies identified above will not be achieved and hence, the level of risk inherent in the synergy cash flows may be greater than that appropriate for the underlying business. However, we also note that potential revenue synergies have not been included in the $77 million of synergies estimated by Healthscope and hence there is also an unquantified potential upside. On balance we have applied a specific risk premium of 1% to apply to the synergy cash flows;
- Corporate tax - We have adopted the statutory Australian tax rate of 30 %;
- Required rate of return on debt - The required rate of return on debt can be estimated on the basis of a margin over the yield on ten-year Commonwealth Government Bonds. For the purposes of this report, we have adopted a pre-tax cost of debt of 7.5 %; and
- Capital structure - We have selected an optimal gearing structure for New Healthscope of 25%.

On the basis of the above assumptions, we have adopted a range of WACC of 10% to 11% in our assessment of the value of the synergies on a DCF basis.

8.4.2.4.2 Terminal value

Given that the synergies are expected to be generated on an ongoing basis, we have considered it appropriate to apply a terminal value for the period beyond our explicit cash flows. In applying this terminal value, we have assumed a long term growth rate of 3%.

8.4.2.4.3 DCF valuation of synergies

Based on our analysis, we conclude that the value of the potential synergies to be generated by New Healthscope is in the range of $564 million to $648 million.

8.4.2.5 Net Debt

We understand that the average net debt of New Healthscope is forecast to be $1,581 million. This comprises the debt from the Diagnostic Business and Healthscope, as well as the additional debt required to fund the transaction, as detailed in the table below:

New Healthscope Average Net Debt	$ million
Diagnostics Business stand alone debt	914
Healthscope debt[38]	587
Healthscope securitisation balance	80
Total	**1,581**

Note: Additional debt to finance transaction includes estimated Symbion Health and Healthscope transaction costs

8.4.2.6 Shares on issue

We understand that, as at 12 October 2007, Healthscope had 100,000 outstanding options issued to executives under an executive option plan, and 965,296 outstanding performance rights.

In the valuation of New Healthscope, we have considered the dilutive effect of the options and management performance rights currently outstanding in Healthscope on the assumption that these do vest, as detailed below:

Healthscope Diluted shares	Million
Number of existing Healthscope shares on issue	239.374
Number of existing Healthscope options	0.100
Number of existing Healthscope performance rights	0.965
Diluted number of Healthscope shares on issue	240.439

Based on the existing number of shares on issue for both Symbion Health and Healthscope, together with the outstanding options and performance rights and the range of exchange ratios offered by Healthscope to Symbion Health shareholders, we have estimated the number of shares on issue in New Healthscope as outlined below:

New Healthscope Total number of shares (million)	Low	%	High	%
Diluted number of Symbion Health shares on issue	649.6		649.6	
Conversion ratio (0.4089 to 0.4642 New Healthscope shares for every Symbion Health share)	0.4089		0.4642	
New shares in New Healthscope to be issued to Symbion Health shareholders	265.6	52.5%	301.6	55.6%
Diluted number of existing Healthscope shares on issue	240.4	47.5%	240.4	44.4%
Diluted number of New Healthscope shares	506.1		542.0	

[38] Healthscope management

8.4.2.7 Summary of value of New Healthscope scrip

On the basis of the above analysis, we summarise below our calculation of the underlying value of a share in New Healthscope on a minority basis:

New Healthscope Valuation Calculations $ million	Pathology and Medical Centres	Imaging	Hospitals	Corporate	Synergies	Total	
Future maintainable earnings	165	50	140	(18)		337	
EBITDA multiple - Low	12.0 x	9.5 x	10.5 x	11.1 x		11.1 x	
EBITDA multiple - High	13.0 x	10.5 x	11.5 x	12.1 x		12.1 x	
Enterprise Value - Low	1,980	475	1,470	(199)	564	4,290	
Enterprise Value - High	2,145	525	1,610	(217)	648	4,711	
less: Net debt						(1,581)	
add: Surplus assets / (liabilities)						5	
Total New Healthscope Equity Value - Low						2,713	
Total New Healthscope Equity Value - High						3,134	
Number of ordinary shares (million)						542.0	508.1
Value per share - Low Equity Value						5.00	5.38
Value per share - High Equity Value						5.78	6.19

8.4.2.8 Valuation Cross Check

Prior to reaching our valuation conclusion we have considered the reasonableness of the above valuation analysis by:

- comparing the EBIT multiples implied by our valuation calculations to the EBIT multiples implied by minority trading in potentially comparable listed companies to New Healthscope; and
- comparing the range of values of a New Healthscope share with the price at which Healthscope shares have traded historically.

We note that it has not been possible to undertake a cross check using the discounted cash flow methodology, given the lack of information suitable for this purpose. Under the circumstances we consider a cross check using EBIT multiples as the most appropriate, although we note that the similarities with our primary valuation methodology limit the usefulness of this cross check, given the often close relationship between EBIT and EBITDA. Appendix 3 provides more detail regarding common valuation methodologies.

The valuation analysis outlined in Section 8.4.2.7 above implies a range of EBIT multiples of between 14.3 times and 15.6 times (excluding synergies). EBIT multiples for the potentially most comparable Australian companies in Appendix 4 are approximately 12 to 18 times historic EBIT.

In relation to a comparison between the value of a New Healthscope share and the price at which Healthscope shares have traded historically, we have had reference to the analysis in Section 6.4.

Taking into consideration differences between New Healthscope and the potentially comparable listed companies, and the price at which Healthscope shares have traded historically, Ernst & Young Transaction Advisory Services considers that our valuation range, as outlined above, is not unreasonable for the purpose of this report.

8.4.2.9 *Valuation Conclusion*

Based on the foregoing, we conclude that the underlying value of a New Healthscope share is in the range of $5.00 to $6.19 on a minority interest, fully diluted basis. We note that the total value of the proportion of the New Healthscope equity attributable to Symbion Health shareholders is between $1,424 million and $1,744 million, or $2.19 to $2.68 per Symbion Health share, as summarised in the following table:

New Healthscope Value of consideration $	At ratio of 0.4642 for each Symbion Health share		At ratio of 0.4089 for each Symbion Health share	
Value per New Healthscope share	5.78	5.00	6.19	5.36
Scrip consideration at 0.4642 ratio	2.68	2.32		
Scrip consideration at 0.4089 ratio			2.53	2.19

We note that the range of values outlined above is relatively broad. This range is reflective of the combination of two factors:

- Our range of values for the equity of New Healthscope of $2,713 million to $3,134 million; together with;
- The possible range of number of shares which could be on issue in New Healthscope. This factor is dependent on the Healthscope VWAP, which will be known on 30 November 2007.

Once the Healthscope VWAP becomes known, the number of shares in New Healthscope will therefore be known, and the above range of values for an individual share will narrow.

In the event that the Diagnostics Transaction proceeds, Symbion Health shareholders will receive New Healthscope shares and will be entitled to participate in dividends paid by Healthscope in respect of its shares[39].

8.5 C&P Scheme

The C&P Scheme can only occur if the Diagnostics Transaction (or similar transaction with a superior diagnostics acquirer) has previously been completed. In order to assess the C&P Scheme, we have therefore compared:

- The value of Symbion Health C&P at the point immediately after the completion of the Diagnostics Transaction, incorporating a premium for control; with
- The cash consideration being offered by IAC in exchange for Symbion Health C&P.

The remainder of this section provides our analysis of the value of Symbion Health C&P. Section 9.8 then draws conclusions, based on these values and on other factors.

[39] Assuming that the Diagnostics Transaction is implemented by 28 February 2008

8.5.1 Value of Symbion Health C&P

8.5.1.1 Future Maintainable Earnings

When considering the future maintainable earnings of Symbion Health C&P, we have had regard to the historic pro-forma EBITDA for Symbion Health's Pharmacy Services and Consumer divisions for the year ending 30 June 2007 as an appropriate base for our analysis. In addition, we have identified a number of adjustments to the C&P Business' earnings to reflect:

- The annualisation of structural improvements within Pharmacy Services during the last 12 months which are not fully reflected in the FY07 figures; and
- The full year normalised impact of the acquisition of Carlson.

The following table summarises the calculation of future maintainable EBITDA for each division of Symbion Health C&P:

Symbion Health C&P Business Future maintainable earnings $ million	Pharmacy	Consumer	Corporate
2007 EBITDA	51.9	40.2	(3.1)
Market share gains	1.5	-	-
Full year impact of FY07 acquisitions	-	1.1	-
Normalised 2007 EBITDA	53.4	41.3	(3.1)
Future maintainable earnings (rounded)	55.0	40.0	(3.0)

Note: Total Symbion Health C&P FY07 pro-forma EBITDA is $89.1 million (refer Section 5.2)

8.5.1.2 Earnings Multiples

Based on the factors identified in Section 8.3 above, Ernst & Young Transaction Advisory Services has adopted the following ranges of EBITDA multiples for the various divisions for the purpose of valuing 100% of Symbion Health C&P, incorporating a premium for control:

Symbion Health C&P Business Earnings Multiples	EBITDA Low	EBITDA High
Pharmacy Services	9.0	10.0
Consumer	12.0	13.0
Unallocated corporate costs	10.3	11.3

We have applied a range of multiples to the corporate head office costs for Symbion Health C&P based on a weighted average of the multiples used for the operating divisions.

8.5.1.3 Net Debt

We understand that the level of debt required by Symbion Health C&P during the course of a year fluctuates significantly as a result of intra-month cash flow movements caused by the cycle of settlements in the Pharmacy Services division over the course of each month.

We have adopted average net debt of $354 million for the purposes of our valuation. This is summarised in the following table:

Symbion Health C&P Average Net Debt	$ million
Average securitisation	(252)
Net working capital allowance	(102)
Total	**(354)**

Source: Symbion Health management

8.5.1.4 Surplus Assets and Liabilities

For valuation purposes, we have taken into consideration the following surplus assets and liabilities:

- On completion of the Diagnostics Transaction, Symbion Health C&P will hold an additional $440 million of cash as a result of the refinancing of the Diagnostics Business' existing debt. Depending on the outcome of the vote in relation to the C&P Scheme, this will either be paid to Symbion Health shareholders through the IAC Consortium consideration or remain in Symbion Health C&P to be used at the Symbion Health C&P Board's discretion;
- Symbion Health management have advised that, in the event that the Diagnostics Transaction completes, New Healthscope will bear 70% of Symbion's transaction costs. If the Diagnostics Transaction does not succeed, all costs associated with the Diagnostics Transaction will be borne by Symbion Health, and for the purposes of our analysis these have been split across Diagnostics Business and the Symbion Health C&P Businesses in a ratio of 70:30 respectively. At this point in the Revised Proposal, we have assumed that total costs associated with the Revised Proposal are $35.8 million and in the event that the C&P Scheme is not approved, 30% of these costs will be borne by Symbion Health C&P i.e. $10.7 million. These costs exclude any allowance for the non cash costs associated with the vesting of performance rights as these are included in the calculation of shares on issue (refer Section 4.3.1); and
- Additional one-off capital costs of $3.8 million which will be required to support the C&P Business as a stand alone entity.

We understand that Symbion Health C&P has no further known material surplus assets or liabilities. On the basis of the above disclosures, we summarise below the surplus assets and liabilities of Symbion Health C&P:

Symbion Health C&P Surplus assets / (liabilities)	$ million
Additional cash following refinancing	440
Total costs associated with the transaction	(11)
Additional capital costs of standalone Symbion Health C&P	(4)
Net surplus asset	**426**

8.5.1.5 Summary of value of the C&P Business

On the basis of the above analysis, we summarise below our calculation of the underlying value of a Symbion Health C&P share inclusive of a premium for control:

Symbion Health C&P Business Valuation calculations $million	Pharmacy Services	Consumer Products	Corporate	FY07 Total
Future maintainable earnings	55	40	(3)	92
EBITDA multiple - Low	9.0 x	12.0 x	10.3 x	10.3 x
EBITDA multiple - High	10.0 x	13.0 x	11.3 x	11.3 x
Entreprise Value - Low	**495**	**480**	**(31)**	**944**
Enterprise Value - High	**550**	**520**	**(34)**	**1,036**
less: Net debt				(354)
add: Surplus assets / (liabilities)				426
Equity Value - Low				**1,016**
Equity Value - High				**1,108**
Number of ordinary shares (million)				**649.6**
Value per share ($) - Low				**1.56**
Value per share ($) - High				**1.71**

8.5.1.6 Valuation Cross Check

Prior to reaching our valuation conclusion we have considered the reasonableness of the above valuation analysis by comparing the EBIT multiples implied by our valuation calculations to the EBIT multiples implied by minority trading in potentially comparable listed companies to Symbion Health C&P. To allow for comparison on a like for like basis we have added a notional premium for control to observed multiples of these potentially comparable listed companies.

We note that it has not been possible to undertake a cross check using the discounted cash flow methodology, given the lack of information suitable for this purpose. Under the circumstances we consider a cross check using EBIT multiples as the most appropriate, although we note that the similarities with our primary valuation methodology limit the usefulness of this cross check, given the often close relationship between EBIT and EBITDA. Appendix 3 provides more detail regarding common valuation methodologies.

The valuation analysis outlined above implies a range of EBIT multiples of between 11.9 times and 13.0 times. EBIT multiples for the potentially most comparable Australian companies in Appendix 4 are between approximately 11 and 14 times historic EBIT. Taking into consideration differences between Symbion Health's C&P Business and the potentially comparable listed companies, together with an adjustment for a control premium, Ernst & Young Transaction Advisory Services considers that our valuation range, as outlined above, is not unreasonable for the purpose of this report.

8.5.1.7 Valuation Conclusion

Based on the foregoing, we conclude that the underlying value of a Symbion Health C&P share (assuming the Diagnostics Transaction has just occurred) is in the range of $1.56 to $1.71 on a fully diluted basis and inclusive of a premium for control.

9 Evaluation of Diagnostics Transaction

9.1 Approach

As outlined in Section 2.3, Ernst & Young Transaction Advisory Services is required to consider whether the Diagnostics Transaction is fair and reasonable to Symbion Health shareholders. In forming our opinion, Ernst & Young Transaction Advisory Services has considered:

- Whether the value of the Diagnostics Business is higher or lower than the value of the consideration being offered by Healthscope;
- Whether a premium for control is being offered, and whether this is appropriate in the circumstances;
- Other qualitative factors which we believe represent either advantages or disadvantages to Symbion Health shareholders;
- The likelihood of an alternative superior offer being made to Symbion Health shareholders; and
- The alternatives available to Symbion Health shareholders.

In order to assess these various matters we have examined the Diagnostics Transaction in terms of its advantages and disadvantages to Symbion Health shareholders.

9.2 Valuation Conclusion

In determining whether the Diagnostics Proposal is fair, we have compared the value of the Diagnostics Business with the value of the consideration being offered. Sections 8.4.1.7 and 8.4.2.9 provide our conclusions in relation to the value of the Diagnostics Business and New Healthscope.

At the time the Diagnostics Transaction is implemented, the Diagnostics Business is expected to have debt totalling approximately $914 million. This is being refinanced by Healthscope and has been taken into consideration in our analysis.

The following table summarises our valuation conclusions:

Valuation Conclusion	Section reference	Total value $ million		Value per Symbion Health share $	
		Low	High	Low	High
Value of Diagnostics Business (inclusive of a premium for control)	8.4.1.7	1,238	1,398	1.91	2.15
Value of consideration offered - Healthscope scrip (minority basis)	8.4.2.9	1,424	1,744	2.19	2.68

As outlined in the above table, we conclude that the value of the consideration offered by Healthscope is in excess of the full control value of the Diagnostics Business. Consequently, Ernst & Young Transaction Advisory Services considers that the Diagnostics Proposal is fair to Symbion Health shareholders.

We note that the New Healthscope scrip will be distributed to Symbion shareholders. This scrip represents a value to Symbion Health shareholders of between $2.19 and $2.68 per existing Symbion Health share.

We also note that the refinancing of the Diagnostics Business' existing debt as part of the Diagnostics Transaction will result in an improvement in the cash position of Symbion Health. This will then either effectively be paid out to Symbion Health shareholders as part of the consideration for the C&P Scheme (in the event that the Symbion Health C&P Scheme proceeds) or will be retained by Symbion Health (in the event the C&P Transaction does not proceed), in which case this would be available for use by Symbion Health C&P or returned to Symbion Health C&P shareholders, as would be deemed appropriate by the Symbion Health C&P Board.

9.3 Advantages

We summarise below a number of advantages of the Diagnostics Proposal.

9.3.1 Contribution ratio

Under the terms of the Diagnostics Transaction, Symbion Health shareholders will receive between 0.4089 and 0.4642 New Healthscope shares for every Symbion Health share that they own (in return for the Diagnostics Business), whilst also retaining their existing shares in Symbion Health C&P.

If the Diagnostics Transaction is implemented, the existing Symbion Health shareholders will collectively own between 53% and 56% of the issued shares of New Healthscope. For the purpose of assessing whether the Diagnostics Transaction is fair and reasonable, we have considered whether or not the proportion of New Healthscope being offered to Symbion Health shareholders is equitable, by assessing the ratio of contributions made by Symbion Health and Healthscope to New Healthscope. We have undertaken this analysis with reference to the market capitalisations of the two businesses.

When considering the market capitalisations of Symbion Health and Healthscope, Ernst & Young Transaction Advisory Services has had regard to the following share prices of the entities:

- Closing prices on 27 April 2007, being two trading days prior to the initial announcement of the Original Proposal. Ernst & Young Transaction Advisory Services has selected two trading days before the announcement of the Original Proposal as the reference point for our analysis, as some unusual trading was observed in the subsequent two trading days leading up to the announcement. Ernst & Young Transaction Advisory Services notes that subsequent to the announcement of the Original Proposal on 1 May 2007, the share prices for both Symbion Health and Healthscope increased; and
- Closing prices at periods one week, one month and three months prior to the Original announcement.

In addition, we have considered the following factors when performing the analysis:

- The market capitalisations of Symbion Health and Healthscope prior to the announcement of the Original Proposal are calculated based on minority parcels of shares traded and may not incorporate any premium for control, special value and potential market re-rating as a result of the Diagnostics Transaction. However, as outlined in Section 10.3.4 below, we have identified that some speculative premium may have already been built into the Symbion Health share price; and
- Both stocks are required to comply with the ASX continuous disclosure regime and disclose price sensitive information to the market. On the assumption that the securities are traded in a well-informed market, the share prices should therefore incorporate all publicly available information about the prospects for each entity.

The contribution ratios based on market capitalisations over the various periods analysed, adjusting for the debt attributable to the Diagnostics Business, are summarised below:

Contribution ratio by market capitalisation	Symbion Health		Healthscope	
	0.4089	0.4642	0.4089	0.4642
Forecast percentage ownership of New Healthscope	52.5%	55.6%	47.5%	44.4%
Based on market capitalisation on 27 April 2007	50.9%		49.1%	
Based on market capitalisation for periods prior to 27 April 2007				
- 7 calendar days	50.9%		49.1%	
- 1 calendar month	48.4%		51.6%	
- 3 calendar months	48.6%		51.4%	

Based on the above analysis, Ernst & Young Transaction Advisory Services notes that the proportion of New Healthscope to be owned by Symbion Health shareholders is in excess of its contribution to New Healthscope – as measured by the relative market capitalisations of the two businesses at various points in time.

9.3.2 Business scale and mix

We note that Symbion Health shareholders will end up with shares in a business with strong market positions across its four industry segments and which is likely to hold a position in the ASX 100. New Healthscope will be Australia's leading pathology business, the second largest private hospital business, third largest imaging business and third largest medical centre business. Its strong market positions, scale and reach represent potential advantages to Symbion Health shareholders, in terms of ability to raise capital, its profile in the investment community and its scale relative to competitors.

9.3.3 Board view

We note that the Symbion Health Board has unanimously recommended the Diagnostics Transaction to Symbion Health shareholders, in the absence of a superior proposal and subject to receipt of an independent expert's report confirming that the transaction is fair and reasonable.

The support of the Symbion Health Board should provide additional comfort to Symbion Health shareholders. In the weeks following the original shareholder meeting, the Symbion Health Board reconsidered all alternatives available to Symbion Health, including continuing to run the company as a standalone entity, as well as potential consolidation opportunities currently available to Symbion Health. Following this review, the Symbion Health Board concluded that pursuing the Revised Proposal is in the best interests of Symbion Health shareholders.

9.3.4 Variable pricing structure

The Diagnostics Transaction put to Symbion Health shareholders includes a scrip component, the conversion ratio of which varies depending on the Healthscope VWAP. This provides Symbion Health shareholders with some insulation from movements in the Healthscope share price in the period leading up to the shareholder meeting.

9.3.5 Change in mix of businesses

We note that, at present, a Symbion Health shareholder is exposed to several different sectors of the healthcare industry. If the Diagnostics Transaction proceeds, Symbion Health shareholders will end up with shares in two businesses with different specialisations within the overall healthcare industry. Through their shares in New Healthscope, Symbion Health shareholders would now be exposed to the private hospital sector, providing a slightly broader industry spread.

This slight change in the profile of the businesses in which Symbion Health shareholders have invested could be perceived either favourably and unfavourably, depending on the view of individual shareholders. We regard this change as a potential advantage given that, by owning Symbion Health shares, Symbion Health shareholders are implicitly supportive of the existing investment profile, which is not going to change apart from the exposure to the private hospital sector.

9.4 Disadvantages

We summarise below a number of potential disadvantages in relation to the Diagnostics Proposal.

9.4.1 ATO rulings

In supporting the Diagnostics Proposal, Symbion Health shareholders will not necessarily receive any cash payment but rather receive New Healthscope scrip and a higher implied value for their Symbion Health C&P shares given it will have surplus capital following the Diagnostics Transaction. As a result, Symbion Health may be entitled to rollover relief and Symbion Health shareholders may be entitled to demerger relief in respect of the in specie distribution of New Healthscope shares. This is subject to confirmation from the ATO as to the availability of this relief in this transaction. These rulings have the potential to materially impact the attractiveness of this proposal to Symbion Health shareholders. We note that the Revised Proposal is unlikely to proceed in the absence of favourable rulings. Our opinions have been formed on the assumption that favourable rulings will eventuate. Were an unfavourable ruling to be made by the ATO, this would be likely to significantly alter the value of the consideration offered and our opinion may change.

We note that any demerger relief only defers, rather than eliminates any potential liability for Symbion Health shareholders.

9.4.2 Tax

The specific tax consequences of the Diagnostics Transaction will vary depending on the circumstances of each individual Symbion Health shareholder. These specific tax consequences need to be borne in mind by each Symbion Health shareholder in weighing up the merits of the Diagnostics Transaction.

9.4.3 Synergy risk and upside

Our valuation of the consideration being offered by Healthscope includes between $564 million and $648 million, or between $1.04 and $1.28 per New Healthscope share, which is attributable to the cost synergies which Healthscope has stated it will achieve. Healthscope has employed external consultants to scope out the extent and timing of these cost savings, and to estimate the costs required to generate these. We note that, whilst Healthscope management believe that they may also be able to generate revenue synergies, such benefits have not been quantified and are not factored into our valuation. The successful realisation of these synergies represents a significant uncertainty in relation to the prospects and value of New Healthscope. Such uncertainty could turn into either a positive (to the extent New Healthscope realises savings greater than those outlined above) or a negative (to the extent New Healthscope fails to realise the planned synergies). However, at this point, on the basis we have already factored the planned savings from cost synergies into our valuation of New Healthscope, we view this uncertainty as a potential disadvantage to Symbion Health shareholders.

9.4.4 Surplus capital distribution to shareholders

If the Diagnostics Transaction is implemented, but the C&P Scheme is not, Symbion Health shareholders would own shares in New Healthscope, and retain their existing shares in Symbion Health C&P which would reflect the value of the C&P Businesses plus net cash of approximately $86 million (comprising $440 million from the refinancing of debt as part of the Diagnostics Transaction less $354 million of securitised debt and working capital).

No decision has yet been made in relation to how the surplus capital will be used. Possible alternatives include returning the capital to Symbion Health shareholders via capital management initiatives or funding other strategic acquisition opportunities. Some Symbion Health shareholders may regard this uncertainty as a disadvantage.

9.4.5 Integration risks

In addition to the risks associated with the realisation of the cost synergies, there are additional uncertainties around the integration of the two businesses. These could include:

- The risk that external parties who refer work to New Healthscope, such as doctors, may not choose to do so in the future for various reasons; and
- The risk that employees of New Healthscope either leave or operate ineffectually during the integration.

We regard such uncertainties as a potential disadvantage for Symbion Health shareholders.

9.4.6 HSP share price exposure between Diagnostics Transaction meeting and completion

In the period between voting in favour of the Diagnostics Transaction and receipt of the consideration, Symbion Health shareholders are exposed to the risk that the New Healthscope scrip, which they have been paid through completion of the transaction, may either increase or decrease in value before Symbion Health shareholders are able to sell this scrip, if they wished to do so. Such a risk could theoretically be offset by putting in place appropriate hedging mechanisms to lock in a value earlier. We also note that, in the event a decrease in value of New Healthscope was caused by factors which would have also impacted Symbion Health, this uncertainty would not be specific to the success or otherwise of the Diagnostics Transaction. Nonetheless, we do regard this uncertainty as a potential disadvantage for Symbion Health shareholders.

9.4.7 No flexibility in the type of consideration offered

Unlike the Original Proposal, Symbion Health shareholders are unable to select the form of consideration they receive. However, we note that if both of the Transactions are completed, Symbion Health shareholders will receive a mix of consideration similar to the "Standard Consideration" available under the Original Scheme.

9.4.8 Transaction costs

We understand that Symbion Health, Healthscope and the IAC Consortium will incur additional costs in relation to the Transactions, in addition to those that have already occurred under the Original Proposal.

If the Diagnostics Transaction proceeds, we understand that Healthscope will bear 70% of the Symbion Health transaction costs, as well as their own costs[40]. The combined costs total approximately $68 million – equivalent to between approximately 13 cents per New Healthscope share. However, we also note that approximately $21 million of these costs will still be incurred by Symbion Health in the event the Diagnostics Transaction does not proceed. These costs have been factored into our assessments of the value of the Diagnostics Business and New Healthscope (refer Sections 8.4.1.7 and 8.4.2.9 respectively).

In addition, we note that under the Diagnostics Transaction Implementation Deed, Symbion Health has agreed to pay Healthscope a break fee of $19.6 million in certain circumstances. Healthscope has also agreed to pay Symbion Health a break fee of $19.6 million under certain circumstances, and $10 million if the Transaction Implementation Deed is terminated before the shareholder meeting in the event that the Healthscope VWAP is below $5.30.

9.4.9 Shareholder exit costs

We note that Symbion Health shareholders will need to incur transaction costs in order to realise the value of the scrip component of the consideration offered by Healthscope.

9.4.10 Trading in New Healthscope shares

If the Diagnostics Transaction proceeds, Symbion Health shareholders will receive shares in New Healthscope. It is likely that some Symbion Health shareholders will not wish to retain their New Healthscope shares. It is also likely that other investors will wish to acquire shares in the New Healthscope business. The combination of these potential selling and buying pressures is likely to impact the New Healthscope share price after completion of the Diagnostics Transaction as investors rebalance their portfolios.

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[40] The other 30% being borne by Symbion Health C&P

9.4.11 Greater overhead costs

There is no certainty, if the Diagnostics Transaction is approved, that the C&P Scheme will also be approved.

Under the Diagnostics Proposal, the head office costs currently being incurred by Symbion Health are to be taken on by Healthscope going forward. In the event the Diagnostics Transaction proceeds but the C&P Scheme does not proceed, additional costs will need to be incurred by Symbion Health C&P in order to continue to run the Symbion Health C&P Business. The incurrence of these additional costs represents a potential diminution of value for Symbion Health shareholders, in the event that the C&P Scheme does not proceed.

The costs comprise:

- Ongoing additional annual head office costs of $3.1 million; and
- One-off implementation costs of $3.8 million.

These additional costs are factored into the valuation of Symbion Health C&P for the purpose of the assessment of the C&P Scheme. The additional costs being incurred as a result of the Diagnostics Transaction represent a moderate reduction in value to Symbion Health shareholders, although we note this would be irrelevant in the event the C&P Scheme is approved.

9.5 Alternative offer

It is possible that during the course of the proceedings leading to approval of the Diagnostics Transaction by Symbion Health shareholders, an alternate bidder may emerge for Symbion Health or for either the Diagnostics or the C&P Businesses. Such a proposal may cause the Symbion Health Board to reconsider its recommendation in relation to the Diagnostics Transaction and result in the Diagnostics Transaction being terminated.

We note that Primary remains a 20.0% shareholder in Symbion Health. This shareholding was acquired at an average price of $4.13 per share between July 2007 and August 2007. Primary has expressed its interest in engaging with Symbion Health in relation to potential transactions. On 8 October 2007, after Symbion Health, Healthscope and the IAC Consortium had executed documents in relation to the Revised Proposal, Symbion Health received a proposal from Primary indicating an interest in acquiring selective Diagnostics assets. We understand that the Symbion Health Board considered Primary's approaches and, based on the information available, determined they were not in Symbion Health shareholders' interests. In the five months since the announcement of the Original Proposal on 1 May 2007, we understand that no formal offer has been received by Symbion Health from Primary, other than the letters referred to above, although there is nevertheless the possibility that this may occur.

The Revised Proposal is structured such that the Symbion Health Board can consider proposals received from other parties for the Diagnostics Businesses only, Symbion Health C&P only (conditional on the sale of the Diagnostics Business) and Symbion Health as a whole up until the shareholder meetings.

9.6 If the Diagnostics Transaction does not proceed

In the event the Diagnostics Transaction does not proceed and in the absence of an alternate bidder emerging, Symbion Health would continue to operate as an independently listed Australian healthcare business. We note that:

- Symbion Health has a well understood strategy which is in progress, to re-invigorate and improve the core businesses through a restructuring and cost reduction program, with the potential for both organic revenue growth and "bolt-on" acquisitions;
- Symbion Health has an established board and experienced senior management team in place to operate the business; and
- Symbion Health had a market capitalisation prior to the Original Proposal being announced of approximately $2.5 billion, putting it in the ASX 100 Index.

As a stand alone business, the price at which Symbion Health shares are traded on the ASX is likely to drop relative to both the range of values provided for Symbion Health shares in this report and the price at which the shares are currently trading. Both our range of values for a Symbion Health share and the current share price include a control premium reflective of the existing offer, as compared to the minority interest discount implicit in individual minority interest parcels of shares traded on the ASX in the absence of a takeover proposal.

9.7 Conclusion

Under ASIC Regulatory Guide 75, if the value of the offer is greater or equal to the value of the securities or assets which are the subject of the offer, the offer is fair. In Section 9.2 above, we concluded that the value of the consideration being offered by Healthscope was greater than the full control value of the Diagnostics Business, and therefore the offer is fair. ASIC Regulatory Guide 75 also states that if an offer is fair, it is also deemed to be reasonable. Taking this and other matters identified in Sections 9.3 to 9.6 into consideration, Ernst & Young Transaction Advisory Services has concluded that the Diagnostics Proposal is fair and reasonable to Symbion Health shareholders.

9.8 Primary Healthcare's intentions

Primary has publicly stated that it intends to vote against both the Diagnostics Transaction and the C&P Scheme ("*absent a material change in circumstances or in the structure of the Revised Proposal*"). We note that:

- Primary currently owns 20.0% of Symbion Health;
- Primary has indicated that it is primarily interested in acquiring some of Symbion Health's diagnostics assets;
- the Diagnostics Transaction requires approval by a simple majority of Symbion Health shareholders;
- the C&P Scheme requires approval from 75% of shareholders present at the shareholder meeting; and

- the Original Proposal required approval of 75% of shareholders and did not receive sufficient votes at the shareholder meeting on 11 September 2007.

Given that the Diagnostics Transaction only requires majority approval, Primary may not have sufficient voting power to block this transaction, in its own right. However, there is a strong possibility, should Primary vote against the C&P Scheme, that this element of the proposal will not proceed given the 75% approval threshold required. A vote on the C&P Scheme will only proceed if the shareholders have already approved the Diagnostics Transaction. Given that Primary's interests are mainly in relation to the diagnostics assets of Symbion Health, it would not, in our view, make commercial sense, for Primary to then vote against the C&P Scheme under these circumstances. However, it is nonetheless possible that the Diagnostics Transaction will be approved by Symbion Health shareholders but that the C&P Scheme is rejected. We have therefore also considered the value to Symbion Health shareholders under this potential range of scenarios.

For the purposes of this analysis, we have compared the value of Symbion Health including a premium for control, with New Healthscope scrip on a minority interest basis and a range of values for Symbion Health C&P (at the low end, being on a low multiple and minority interest basis and at the high end, taking into consideration the IAC Consortium offer). The following table summarises our findings in this regard:

Valuation Conclusion $	Low	High
Value per Symbion Health share on a control basis	3.52	3.91
Value attributable to a Symbion Health shareholder after Diagnostics Transaction		
- New Healthscope (minority)	2.19	2.68
- Symbion Health C&P (low - low multiple and minority discount, high - IAC offer)	1.35	1.77
Total value	3.54	4.45

The range of potential values attributable to a Symbion Health shareholder in the event that the Diagnostics Transaction has been approved is broad. This reflects both the uncertainty regarding the value of New Healthscope scrip (given the range of potential exchange ratios) and the value of Symbion Health C&P (between, at the low end, a low multiple / minority interest / standalone value and at the high end, the offer from the IAC Consortium). The high end represents the value of the offer from the IAC Consortium. We understand that Sigma was previously interested in the C&P Business at about the price being offered by the IAC Consortium and there may well be other parties interested in acquiring these assets at a price approaching $1.77 per share (including the surplus capital of approximately $440 million, or 68 cents per share). We believe that there is therefore solid market evidence to support a control value at around this price. The bottom end of this range reflects Symbion Health C&P on a minority stand-alone basis and hence assumes that Primary votes against the C&P Scheme (after the Diagnostics Proposal has previously been approved), that no alternative bidder for Symbion Health C&P emerges, and that any speculation in relation to an alternative bidder disappears, which we believe to be unlikely. In light of the above, we would expect that a Symbion Health C&P share would trade in the range of $1.35 to $1.77 in the event that the Diagnostics Transaction proceeds but that the C&P Scheme is not approved.

We note that the range of values for an existing Symbion Health share on a control basis ($3.52 to $3.91) is in the bottom half of the range implied by the potential outcomes after the Diagnostics Transaction has occurred ($3.54 to $4.45). As a result of the above analysis, our conclusion in relation to the Diagnostics Transaction, outlined above, would still be that it is fair and reasonable, irrespective of voting intentions of Primary in relation to the C&P Scheme.

10 Evaluation of the C&P Scheme

10.1 Approach

As outlined in Section 2.4, Ernst & Young Transaction Advisory Services is required to consider whether the C&P Scheme is in the best interests of Symbion Health shareholders. In forming our opinion, Ernst & Young Transaction Advisory Services has considered:

- Whether the value of a Symbion Health C&P share is higher or lower than the value of the cash consideration of $1.77 being offered by the IAC Consortium;
- Whether a premium for control is being offered, and whether this is appropriate in the circumstances;
- Other qualitative factors which we believe represent either advantages or disadvantages to Symbion Health C&P shareholders;
- The likelihood of an alternative superior offer being made to Symbion Health C&P shareholders; and
- The alternatives available to Symbion Health C&P shareholders.

In order to assess these various matters we have examined the C&P Scheme in terms of its advantages and disadvantages to Symbion Health shareholders.

10.2 Valuation Conclusion

In determining whether the C&P Scheme is in the best interests of the Symbion Health shareholders, we have compared the value of a share in the Symbion Health C&P Business with the value of the cash consideration being offered. Section 8.5.1 provides our conclusions in relation to the value of the Symbion Health C&P Business.

The following table summarises our valuation conclusions:

Valuation Conclusion	Section reference	Total value $ million		Value per share $	
		Low	High	Low	High
Value of Symbion Health C&P Business (inclusive of a premium for control)	8.5.1.7	1,016	1,108	1.56	1.71
Value of cash consideration offered		1,148	1,148	1.77	1.77

We note that the premium being offered above the full control value of Symbion Health C&P is reduced in percentage terms due to the surplus capital in Symbion Health C&P following the implementation of the Diagnostics Transaction. This amounts to approximately 68 cents per share in each of the above values.

As outlined in the above table, the value of the consideration offered by the IAC Consortium is in excess of the full control value of the Symbion Health C&P Business.

10.3 Advantages

We summarise below a number of advantages in relation to the C&P Scheme.

10.3.1 Overall value of Revised Proposal

We note the C&P Scheme can only proceed if the Diagnostics Transaction has previously been completed. Consequently, in assessing the C&P Scheme we have also considered the overall value of the Revised Proposal to Symbion Health shareholders. The following table summarises the overall value of Symbion Health on a control basis and compares this to the value of the consideration being offered by Healthscope and the IAC Consortium:

Valuation Conclusion $	Low	High
Value per Symbion Health share on a control basis	3.52	3.91
Value of consideration offered		
- New Healthscope scrip	2.19	2.68
- Cash	1.77	1.77
Total value of consideration offered	3.96	4.45

Note: Symbion Health share value includes non-contingent costs associated with the Transactions.

We note that the range of values of the consideration offered is in excess of the full control value of Symbion Health. We further note that the range of values for Symbion Health on a control basis is approximately 7 cents lower than the range of values assessed by Ernst & Young Transaction Advisory Services under the Original Proposal. This reduction is primarily the result of:

- The payment of the Symbion Health final 2007 dividend of 5 cents; and
- The additional non-contingent costs associated with the Revised Proposal.

10.3.2 Board view

We note that the Symbion Health Board has unanimously recommended the C&P Scheme to Symbion Health shareholders, in the absence of a superior proposal and subject to receipt of an independent expert's report confirming that the transaction is in the best interests of Symbion Health shareholders. The support of the Symbion Health Board should provide additional comfort to Symbion Health shareholders, especially bearing in mind that it previously rejected an offer from Primary in January 2007 which was considered inadequate.

10.3.3 No shareholder exit costs

Under the C&P Scheme, Symbion Health shareholders will receive 100% cash consideration and as such they will not need to incur transaction costs in order to realise the value of the scrip they hold in Symbion Health C&P.

10.3.4 Control premium

The completion of both transactions provide Symbion Health shareholders with the opportunity to realise a value for their shares in Symbion Health in excess of the price at which they were traded prior to the announcement of the Original Proposal on 1 May 2007. An assessment of the quantum of the premium being offered is made more difficult as a result of the extended period of time over which there has been speculation as to the future ownership of Symbion Health. In this regard, reference should be made to Section 4.4 for a discussion concerning the movements in the Symbion Health share price over the past 12 months.

Ernst & Young Transaction Advisory Services believes that there is a strong argument that a premium has existed in the Symbion Health share price since early 2007, when Primary announced its intentions to acquire Symbion Health. This is supported by the following chart, which analyses the total shareholder return (incorporating both share price movements and dividends) generated by Symbion Health relative to a "basket" of listed Australian healthcare companies (API, Blackmores, Healthscope, Primary, Ramsay, Sigma and Sonic) over the past 16 months. This analysis suggests that in the period from early 2007 onwards, Symbion Health has outperformed the selected healthcare company index by approximately 25%. The commencement of this outperformance coincides with the offer for Symbion Health by Primary and hence we believe the outperformance could at least be partially explained by the market building a takeover premium into the Symbion Health share price during this time.

Total Shareholder Return – Comparative Performance


Index
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Selected healthcare company index
Symbion Index

Ref	Date	Event
1	30 Jan 2007	Primary becomes a substantial shareholder in Symbion Health. Symbion Health announces it has received a proposal from Primary.
2	13 Feb 2007	Disposal by Primary of all its Symbion Health shares
3	1 May 2007	Announcement of Original Proposal
4	11 Sept 2007	Original Proposal did not receive sufficient votes at shareholding meeting

We note that Symbion Health shares have closed at between $2.80 and $4.26 in the 12 months prior to the announcement on 1 May 2007. These fluctuations have in part reflected the takeover speculation surrounding Symbion Health, as well as the market's views in relation to the underlying performance and prospects of Symbion Health. The following table summarises the premium that is being offered, relative to a number of reference points, being both spot prices at various times and the VWAPs of various relevant time periods:

Symbion Health Premium analysis	VWAP $	Implied premium of the Transactions $3.96	Implied premium of the Transactions $4.45
Premium to various VWAP periods			
- 4 weeks to 27 April 2007	3.83	3.4%	16.3%
- 3 months to 27 April 2007	3.88	2.1%	14.9%
- 6 months to 27 April 2007	3.73	6.3%	19.5%
- 3 months to 29 Jan 2007	3.50	13.2%	27.3%
- 6 months to 29 Jan 2007	3.37	17.5%	32.1%

On the basis of the above analysis, we believe that the most relevant reference point for any analysis of a control premium is the period prior to Primary's announcement in late January 2007. The premium implied by our valuation of Healthscope's offer, relative to the VWAPs for the three and six months prior to Primary's announcement are 13% to 27% and 18% to 32% respectively.

Given the above, and noting the fact that Symbion Health shareholders are collectively being offered an approximate half share of New Healthscope (and will therefore be able to share in any further outperformance by New Healthscope), we believe that Symbion Health shareholders are being offered a reasonable premium for their shares.

We also note that the midpoint of our range of values for Symbion Health shares is approximately 24% higher than the midpoint value of the proposal which Symbion Health received from Primary in January 2007[41], which the Symbion Health Board rejected.

10.4 Disadvantages

We summarise below a number of potential disadvantages in relation to the C&P Scheme.

10.4.1 Loss of exposure to the Pharmacy Services and Consumer Sectors

We note that, at the point the C&P Scheme is considered by Symbion Health shareholders, a Symbion Health C&P shareholder is exposed to the nutraceutical manufacturing/marketing and wholesale drug distribution industries. Symbion Health shareholders may wish to maintain an interest in Symbion Health C&P Business in order to continue to have exposure to these industries. .

Implementation of the C&P Scheme may represent a disadvantage for Symbion Health shareholders who do not want to change their investment profile, or who wish to retain the opportunity to participate in any perceived growth and margin opportunities in the C&P Businesses.

[41] Offer was valued at between $3.30 and $3.50, based on the estimates outlined in Symbion's press release dated 6 February 2007

10.4.2 Tax

Symbion Health shareholders should refer to the commentary on tax issues provided in Section 6 of the Explanatory Memorandum. We note that the C&P Scheme, should it proceed, will create taxable events for many Symbion Health shareholders.

The specific tax consequences of the C&P Scheme will vary depending on the circumstances of each individual Symbion Health shareholder. These specific tax consequences need to be borne in mind by each Symbion Health shareholder in weighing up the merits of the C&P Scheme.

10.4.3 Transaction costs

We understand that Symbion Health, Healthscope and the IAC Consortium will incur additional costs in relation to the Transactions, in addition to those that have already occurred under the Original Proposal.

If the C&P Scheme proceeds, we understand that the IAC Consortium will bear all of Symbion Health C&P's transaction costs (equivalent to 30% of total transaction costs), as well as their own costs. The Symbion Health C&P costs total approximately $11 million – equivalent to less than 2 cents per Symbion Health C&P share. We also note that these costs will still be incurred by Symbion Health C&P in the event the C&P Scheme does not proceed. These costs have been factored into our assessments of the value of Symbion Health C&P (refer Section 8.5.1).

Under the C&P Scheme Implementation Deed, Symbion Health has agreed to reimburse the IAC Consortium for any actual third party costs up to a maximum of $5 million if the C&P Scheme does not proceed except where the Diagnostics Transaction (or a similar transaction with a superior diagnostics acquirer) does not proceed or the C&P Scheme does not proceed due to the fault of the IAC Consortium. .

Symbion Health has also agreed to pay IAC Consortium a break fee of $11.5 million in certain circumstances reduced to $7.9 million in the event that Symbion Health also pays a break fee to Healthscope. The amount of any break fee paid by Symbion Health will be net of any reimbursement of actual third party costs.

10.5 Alternative offer for Symbion Health

It is possible that a proposal for all of Symbion Health or for the C&P Businesses, which is more attractive for Symbion Health shareholders, may materialise in the future.

We note that during the course of the Original Proposal, Sigma, in conjunction with a company sponsored by Carnegie Wylie & Company (collectively, the "Sigma Consortium"), submitted a cash offer for the Consumer and Pharmacy Services divisions for a total enterprise value of $1,085 million - $42 million above the original offer made by the IAC Consortium.

Under the terms of the original Implementation Deed, the IAC Consortium had a last bidding right and submitted a revised offer, for $1 above the Sigma Consortium offer. Due to the break fees payable to the IAC Consortium in the event that the Sigma Consortium's offer was accepted, this revised IAC offer was effectively approximately $10.4 million higher than the offer made by the Sigma Consortium.

We do note that a subsequent higher bid of $1,105 million was made by the Sigma Consortium for the Pharmacy Services and Consumer divisions on 20 June 2007. Given the revised proposal was received after the deadline imposed by the Implementation Deed of 18 June 2007, this could not be implemented under the Implementation Deed between Symbion Health and Healthscope.

The Symbion Health directors are, at present, not aware of any proposal that is capable of acceptance under the terms of the current C&P Scheme Implementation Deed. However, it is possible that a competing proposal may be received from Sigma or any other party.

10.6 If the C&P Scheme does not proceed

We refer to Section 9.8 and note that Primary has publicly stated that it intends to vote against the C&P Scheme ("*absent a material change in circumstances or in the structure of the Revised Proposal*"). In the event the C&P Scheme does not proceed and in the absence of an alternate bidder emerging, Symbion Health C&P would continue to operate as an independently listed Australian healthcare business. We note that:

- Symbion Health C&P has a strong market position in its two market segments; and
- Symbion Health C&P has an established board and experienced senior management team in place to operate the business.

As a stand alone business, the price at which Symbion Health C&P shares are traded on the ASX is likely to drop relative to the range of values provided for Symbion Health C&P shares in this report. Our range of values for a Symbion Health C&P share includes a control premium reflective of the existing offer, as compared to the minority interest discount implicit in individual minority interest parcels of shares traded on the ASX in the absence of a takeover proposal.

10.7 Conclusion

In Section 10.2 above, we concluded that the value of the consideration being offered by the IAC Consortium was greater than the full control value of the Symbion Health C&P Business. Taking this and other matters identified in Section 10 into consideration, Ernst & Young Transaction Advisory Services has concluded that the C&P Scheme is in the best interests of the Symbion Health shareholders.

Appendix 1 - Statement of Qualifications and Declarations

Ernst & Young Transaction Advisory Services, which is wholly owned by Ernst & Young, holds an Australian Financial Services Licence under the Corporations Act and its representatives are qualified to provide this Independent Expert's Report. The representatives of Ernst & Young Transaction Advisory Services responsible for this Independent Expert's Report have not provided financial advice to Symbion Health in relation to the Proposed Scheme of Arrangement.

Prior to accepting this engagement, Ernst & Young Transaction Advisory Services considered its independence with respect to Symbion Health and other interested parties with reference to the ASIC Practice Note 42 entitled "Independence of Expert's Reports".

Ernst & Young and Ernst & Young Transaction Advisory Services has a limited existing relationship with Symbion Health. During the year to 30 June 2007, minor accounting assistance was provided, with total fees of approximately $20,000, none of which is in relation to this transaction.

In recent months, Ernst & Young Transaction Advisory Services prepared an independent expert's report in relation to the Original Proposal, with total fees of approximately $350,000.

Ernst & Young and Ernst & Young Transaction Advisory Services has historical and current relationships with Healthscope, Ironbridge and Archer. These relationships have included:

- Internal audit and tax advice to Healthscope. This has included a review of Symbion Health's draft ruling requests to be lodged with the ATO in respect of the Revised Proposal. We have provided valuation advice for tax and accounting purposes in relation to the acquisition of Gribbles in October 2004. Some plant and equipment asset valuation services are also provided on an ad hoc basis.
- Tax advisory services to Archer. No advice has been provided to Archer in relation to this transaction.
- Due diligence services to Ironbridge in relation to ad hoc transactions. No advice has been provided to Ironbridge in relation to this transaction.

It is our opinion that these relationships do not impact on our ability to provide an independent and unbiased opinion in the context of the Revised Proposal.

This Independent Expert's Report has been prepared specifically for the directors and shareholders of Symbion Health. Neither Ernst & Young Transaction Advisory Services, Ernst & Young, nor any member or employee thereof undertakes responsibility to any person, other than the Symbion Shareholders, in respect of this Independent Expert's Report, including any errors or omissions howsoever caused.

The statements and opinions given in this Independent Expert's Report are given in good faith and the belief that such statements and opinions are not false or misleading. In the preparation of this Independent Expert's Report Ernst & Young Transaction Advisory Services has relied upon and considered information believed after due inquiry to be reliable and accurate. Ernst & Young Transaction Advisory Services has no reason to believe that any information supplied to it was false or that any material information has been withheld from it. Ernst & Young Transaction Advisory Services has evaluated the information provided to it by Symbion Health, their advisors, as well as other parties, through inquiry, analysis and review, and nothing has come to its attention to indicate the information provided was materially mis-stated or would not afford reasonable grounds upon which to base its Independent Expert's Report.

Ernst & Young Transaction Advisory Services does not imply and it should not be construed that it has audited or in any way verified any of the information provided to it, or that its inquiries could have verified any matter which a more extensive examination might disclose.

The information we have had regard to in the preparation of this Independent Expert's Report is set out in Appendix 2.

Symbion Health has provided an indemnity to Ernst & Young Transaction Advisory Services for any claims arising out of any mis-statement or omission in any material or information provided to it in the preparation of this Independent Expert's Report.

Ernst & Young Transaction Advisory Services provided draft copies of this report to the directors and management of Symbion Health for their comments as to factual accuracy, as opposed to opinions, which are the responsibility of Ernst & Young Transaction Advisory Services alone. Changes made to this Independent Expert's Report as a result of this review by the directors and management of Symbion Health have not changed the methodology or conclusions reached by Ernst & Young Transaction Advisory Services.

Ernst & Young Transaction Advisory Services will receive a professional fee of approximately $225,000 (exclusive of GST and expenses). Ernst & Young Transaction Advisory Services will not be entitled to any other pecuniary or other benefit whether direct or indirect, in connection with the making of this report.

Tim Hatherley and John Selak have assumed overall responsibility for this Independent Expert's Report. Tim Hatherley is a Representative of Ernst & Young Transaction Advisory Services and an Executive Director of Ernst & Young. He has over 9 years experience in providing financial advice and valuation advice and has professional qualifications appropriate to the advice being offered. John Selak is a Director and Representative of Ernst & Young Transaction Advisory Services and a Partner of Ernst & Young. He has over 15 years experience in providing financial advice and valuation advice and has professional qualifications appropriate to the advice being offered.

In the preparation of this Independent Expert's Report Ernst & Young Transaction Advisory Services has had regard to relevant Policy Statements and Practice Notes issued by ASIC. It is not intended that the Independent Expert's Report should be used for any other purpose other than to be sent to Symbion Health shareholders. In particular, it is not intended that this Independent Expert's Report should be used for any other purpose other than as an expression of its opinion as to whether or not the Scheme is in the best interests of the Symbion Health shareholders.

The financial forecasts used in the preparation of this Independent Expert's Report reflect the directors and management's judgment based on present circumstances, as to both the most likely set of conditions and the course of action it is most likely to take. It is usually the case that some events and circumstances do not occur as expected or are not anticipated. Therefore, actual results during the forecast period will almost always differ from the forecast and such differences may be material. To the extent that our conclusions are based on forecasts, we express no opinion on the achievability of those forecasts.

Ernst & Young Transaction Advisory Services consents to the inclusion of this report in the Explanatory Memorandum to be sent to the Symbion Health shareholders.

Appendix 2 - Sources of Information

In preparing this report, we have had regard to the following sources of information:

- Bloomberg;
- DatAnalysis;
- Factiva;
- CapitalIQ;
- IBISWorld Industry reports;
- Symbion Health company website;
- Healthscope company website;
- Symbion Health and Healthscope FY06 and FY07 Annual Reports;
- Discussions with Mark Hooper, Chief Financial Officer, Symbion Health;
- Discussions with Caroline Ingham, Manager, Corporate Development and Investor Relations, Symbion Health;
- Discussions with Wayne Johnston, Group Financial Controller, Symbion Health;
- Discussions with Josef Czyzewski, Chief Financial Officer, Healthscope;
- Discussions with David Allison, Group General Manager – Accounting, Healthscope;
- Discussions with Ulf Lindskog,
- Draft Explanatory Memorandum provided by Symbion Health;
- ASX announcements and media releases by Symbion Health and Healthscope;
- Symbion Health management presentations;
- Financial data provided by Symbion Health;
- Financial data provided by Healthscope;
- The Transaction Implementation Deed;
- The Scheme Implementation Deed;
- Media release by the ACCC dated 20 June 2007; and
- The Federal Government's Inter-generational Report 2007.

Appendix 3 – Common Valuation Methodologies

There are a number of methodologies available with which to value a project, a business or the shares in a company. The principal methodologies used are:

- Capitalisation of earnings;
- Discounted cash flow;
- Net realisable value of assets; and
- Market based assessments.

Each of these methodologies is appropriate in certain circumstances. The decision as to which methodology to utilise generally depends on the methodology most commonly adopted in valuing the asset in question and the availability of appropriate information.

Capitalisation of earnings

The capitalisation of earnings methodology involves capitalising the earnings of a project, a business or a company at an appropriate multiple, which reflects the risks underlying the earnings together with growth prospects. This methodology requires consideration of the following factors:

- Estimation of future maintainable earnings having regard to historical and forecast operating results, abnormal or non-recurring items of income and expenditure and other factors. Future maintainable earnings is generally based on net profit after tax, EBIT, EBITA or EBITDA;
- Determination of an appropriate earnings multiple reflecting the risks inherent in the business, growth prospects and other factors;
- Earnings multiples applied to net profit after tax are known as price earnings multiples and are commonly used in relation to listed public companies. Earnings multiples applied to EBIT, EBITA or EBITDA are known, respectively, as EBIT , EBITA or EBITDA multiples, and are commonly used in respect of companies comprising a number of businesses where debt cannot be precisely allocated or in acquisition scenarios where the purchaser is likely to control gearing;
- An adjustment for financial debt, in the event maintainable earnings are based on EBIT, EBITA or EBITDA; and
- An assessment of any surplus assets and liabilities, being those which are not essential to the generation of the future maintainable earnings.

This methodology is appropriate where a company or business is expected to generate a relatively stable record of earnings.

Discounted cash flow

The discounted cash flow methodology involves calculating the net present value of cash flows that are expected to be derived from future activities. The forecast cash flows are discounted by a discount rate that reflects the time value of money and the risk inherent in the cash flows.

This methodology is particularly appropriate in valuing projects, businesses and companies that are in a start up phase and are expecting considerable volatility and/or growth in earnings during the growth phase, as well as businesses with a finite life (such as oil and gas fields). The utilisation of this methodology generally requires management to be able to provide long term cash flows for the subject company, asset or business.

Net realisable value of assets

The net realisable value of assets methodology involves the determination of the net realisable value of the assets of a business or company, assuming an orderly realisation of those assets. This value includes a discount to allow for the time value of money and for reasonable costs of undertaking the realisation. It is not a valuation on the basis of a forced sale, where assets may be sold at values materially different to their fair market value.

This methodology is appropriate where a project, a business or company is not making an adequate return on its assets or where there are surplus non-operational assets.

Market based assessments

Market based assessments relate to the valuation of companies, the shares of which are traded on a stock exchange. While the relevant share price would, prima facie, constitute the market value of the shares, such market prices usually reflect the prices paid for small parcels of shares and as such do not include a control premium relevant to a significant parcel of shares.

Appendix 4 – Potentially Comparable Listed Companies

The following tables summarises the trading multiples of comparable companies selected from the pathology/medical centres, hospitals, diagnostics imaging, pharmaceutical distribution and nutraceuticals industries in Australia and overseas:

Pathology and Medical Centres			Historical		FY08 Prospective		FY09 Prospective	
Company	Country	Market Cap	EBITDA	EBIT	EBITDA	EBIT	EBITDA	EBIT
Symbion Health	AU	2,698.0	15.2	19.6	12.5	15.5	6.0	7.1
Healthscope	AU	1,370.7	11.1	13.8	8.6	10.8	7.4	9.2
Primary Health Care Ltd	AU	1,526.1	15.0	18.4	12.9	15.6	11.0	13.3
Sonic Healthcare	AU	5,149.0	15.4	18.3	12.2	14.6	11.0	13.0
Quest Diagnostics	US	11,266.0	11.9	14.2	11.4	13.8	9.7	11.6
Laboratory Corporation of America Holdings	US	9,176.0	11.1	13.3	9.7	9.0	9.0	10.9

Imaging			Historical		FY08 Prospective		FY09 Prospective	
Company	Country	Market Cap	EBITDA	EBIT	EBITDA	EBIT	EBITDA	EBIT
Symbion Health	AU	2,698.0	15.2	19.6	12.5	15.5	6.0	7.1
Sonic Healthcare	AU	5,149.0	15.4	18.3	12.2	14.6	11.0	13.0
Radnet Inc.	US	308.6	n/a	n/a	8.5	19.1	n/a	n/a
Nighthawk Radiology Holdings	US	713.0	26.7	31.1	15.5	21.1	11.0	14.5
Alliance Imaging Inc	US	455.0	n/a	14.1	5.5	11.6	5.0	10.3

Hospitals			Historical		FY08 Prospective		FY09 Prospective	
Company	Country	Market Cap	EBITDA	EBIT	EBITDA	EBIT	EBITDA	EBIT
Healthscope	AU	1,370.7	11.1	13.8	8.6	10.8	7.4	9.2
Ramsay Health Care Ltd	AU	1,844.0	9.4	12.2	7.6	10.1	6.4	8.5
Universal Health Services Inc	US	2,857.4	7.5	11.2	7.2	10.8	6.6	9.6
Tenet Healthcare Corp	US	1,668.0	9.5	22.8	9.0	20.6	8.1	17.1
Kindred Healthcare Inc	US	731.0	4.8	12.9	4.7	n/a	4.7	n/a

Wholesale Drug Distribution			Historical		FY08 Prospective		FY09 Prospective	
Company	Country	Market Cap	EBITDA	EBIT	EBITDA	EBIT	EBITDA	EBIT
Symbion Health	AU	2,698.0	15.2	19.6	12.5	15.5	6.0	7.1
Australian Pharmaceutical Industries Limited	AU	489.0	14.3	20.2	10.6	13.8	9.7	12.7
Sigma Pharmaceuticals Limited	AU	1,377.8	9.1	11.1	9.1	11.2	8.2	9.9
McKesson Corporation	US	17,046.0	10.3	12.8	8.9	10.8	8.1	9.8
AmerisourceBergen Corp	US	8,151.0	9.8	11.0	9.7	n/a	9.2	n/a

Manufacturing / Nutrition				Historical		FY08 Prospective		FY09 Prospective	
Company	Country	Market Cap	EV	EBITDA	EBIT	EBITDA	EBIT	EBITDA	EBIT
Symbion Health	AU	2,698.0	3,460.4	15.2	19.6	12.5	15.5	6.0	7.1
Sigma Pharmaceuticals Limited	AU	1,377.8	1,826.1	9.1	11.1	9.1	11.2	8.2	9.9
Blackmores Limited	AU	345.2	350.5	13.2	14.1	11.9	12.7	10.4	11.6
Usana Health Science	US	695.2	719.8	9.8	10.5	9.1	10.0	8.1	8.8
Schiff Nutrition International Inc	US	141.9	126.8	6.1	7.3	na	n/a	na	n/a
NBTY Inc	US	2,755.0	2,897.1	8.2	9.8	7.1	7.6	6.9	7.6
Natural Alternatives International	US	42.0	43.2	5.5	9.8	na	n/a	na	n/a

Notes:

1 Market capitalisations as at 27 September 2007

2 Forecasts sourced from consensus analyst estimates

The following tables provide a description of each selected comparable company's principal activities:

Company	Country	Description
Australian Pharmaceutical Industries Limited	AU	Australian Pharmaceutical Industries Limited is a pharmaceutical support company which provides wholesale distribution of pharmaceutical and related products to pharmacies, hospitals. The Company also provides various retail support services and financial services to pharmacies along with distributing dental and related products to dental practices. Approximately 50% of FY06 EBIT was attributable to wholesale drug distribution.
Blackmores Limited	AU	Blackmores Limited manufactures and markets vitamin, herbal, mineral supplements and natural skin and hair treatment products in Australia and New Zealand. These products are supplied to the over the counter retail market and to health care professionals. The Company also has a line of natural beauty and aromatherapy products and its products are distributed in South East Asia. Blackmores operates 100% in the manufacturing of nutraceuticals.
Primary Health Care Ltd	AU	Primary Health Care Limited provides services to the healthcare industry in Australia, including pathology services and healthcare software. These services are provided to general practitioners, specialists and other health care providers who conduct their own practices and businesses at its medical centers, licensed day surgeries, eye clinics, and specialist clinics. Approximately 15% of FY06 EBITDA is attributable to the Pathology division and approximately 75% due to the service company which operates medical, para-medical and related services .
Ramsay Health Care Ltd	AU	Ramsay Health Care Limited is a private hospital operator. The Company provides private hospital healthcare services and operates day care facilities throughout Australia and Indonesia.
Sigma Pharmaceuticals Limited	AU	Sigma Pharmaceuticals Limited is a manufacturer of prescription and over-the-counter pharmaceutical products. The Company also develops generic pharmaceutical products along with the marketing and wholesale distribution of those products for the Australian market. For the year ended 31 January 2007, 68% of EBIT was attributable to manufacturing and 32% attributable to pharmaceutical wholesaling.
Sonic Healthcare	AU	Sonic Healthcare Limited is a global medical diagnostics company with operations in Australia, New Zealand, Germany UK and USA. The Company provides a comprehensive range of pathology and diagnostic imaging services to medical practitioners, hospitals and their patients along with providing administrative services and facilities to medical practitioners. Pathology accounts for approximately 85% of FY06 EBIT with Imaging accounting for under 20%.
Alliance Imaging, Inc.	US	Alliance Imaging, Inc. provides outsourced diagnostic imaging services. The Company provides imaging and therapeutic services primarily to hospitals and other healthcare providers on a mobile, shared-service basis. Alliance Imaging also provides systems that are located full-time at particular hospitals and clinics.
AmerisourceBergen Corporation	US	AmerisourceBergen Corporation, distributes pharmaceutical products and services to pharmaceutical manufacturers and healthcare providers in the United States, Canada, and the United Kingdom. The Company provides its products and services to the hospital systems/acute care market, alternative care facilities, and independent community pharmacies.
McKesson Corporation	US	McKesson Corporation distributes pharmaceuticals, medical-surgical supplies, and automation services to retail pharmacies and hospitals and other healthcare providers in the US and Canada. The Company also develops, implements, and supports software that facilitates the integration of data throughout the health enterprise.
Natural Alternatives International, Inc	US	Natural Alternatives International, Inc. formulate and manufacture encapsulated and compressed tablets and powder blended vitamins and related nutritional supplements. The Company provides private label contract manufacturing services to various companies involved in the marketing and distribution of vitamins, mineral supplements, and herbs in the US and internationally.
NBTY, Inc	US	NBTY Inc. manufactures, markets and retails a variety of nutritional supplements in the United States and the United Kingdom. The Company's products include vitamins, minerals, herbs, sports nutrition products, diet aids, and other nutritional supplements. It distributes those products to mass merchandisers, drug store chains, supermarkets, independent pharmacies, and health food stores under various brand names.
Nighthawk Radiology Holdings Inc.	US	Nighthawk Radiology Holdings Inc. provides radiology services for hospitals, clinics and imaging centers across America. The Company offers night and weekend radiology services in the United States. This is achieved because it employs radiologists in Australia and Switzerland to read and interpret xrays for hospitals in the United States.

Company	Country	Description
Kindred Healthcare, Inc	US	Kindred Healthcare, Inc. is a national healthcare services company operating hospitals, nursing centers, institutional pharmacies and a contract rehabilitation services business. The majority of business oerating profit before tax is from the operation of hospitals.
Laboratory Corporation of America Holdings	US	Laboratory Corporation of America Holdings is a clinical laboratory organization. The Company offers a wide range of clinical laboratory tests which are used by the medical profession in routine testing, patient diagnosis, and in the used by the medical profession in routine testing, patient diagnosis, and in the monitoring and treatment of disease. Laboratory Corporation operates a network of laboratories and service sites which serve clients across the United States.
Quest Diagnostics Inc.	US	Quest Diagnostics provides diagnostic testing, information, and services throughout the U.S. The Company operates a national network of full-service laboratories, rapid response laboratories, and patient service centers. Quest Diagnostics provides esoteric testing, routine medical testing, drugs of abuse testing, and non-hospital-based anatomicpathology testing.
Radnet Inc.	US	Radnet Inc. provides high-quality, cost-effective diagnostic imaging services through a network of owned and operated outpatient imaging centers.
Schiff Nutrition International, Inc.	US	Schiff Nutrition International, Inc. develops, manufactures, markets, and sells branded and private label vitamins, nutritional supplements, and sports nutrition products. The Company markets its products in the United States and throughout the world.
Tenet Healthcare Corporation	US	Tenet Healthcare Corporation owns and operates general hospitals and related health care facilities serving communities in the United States. The Company operates rehabilitation hospitals, specialty hospitals, long-term care facilities, psychiatric facilities, and medical office buildings near its general hospitals, as well as ancillary health care businesses.
Universal Health Services Inc	US	Universal Health Services Inc. owns and operates acute care hospitals, behavioral health centers, ambulatory surgery centers, radiation oncology centers, and women's centers. The Company provides services such as general surgery, internal medicine, obstetrics, radiology, pediatric services, and behavioral health services. Universal operates facilities in the United States.
USANA Health Sciences, Inc	US	USANA Health Sciences, Inc. develops, manufactures, and markets science-based health products which include nutritionals, personal care, and weight management products. The Company's products are disctributed directly to preferred customers and distributors throughout the United States, Canada, Australia, New Zealand, the United Kingdom, and Hong Kong.

Appendix 5 – Potentially Relevant Transactions

The following table summarises the multiples implied by various potentially relevant transactions in Australia in the hospitals, pathology, diagnostics imaging, pharmaceutical distribution, pharmacy and nutraceuticals industry:

Target	Acquirer	Announcement Date	% Acquired	Currency	Enterprise Value	Historical Revenue Multiple	Historical EBITDA Multiple	Historical EBIT Multiple	Forecast year 1 Revenue Multiple	Forecast year 1 EBITDA Multiple	Forecast year 1 EBIT Multiple	Forecast year 2 Revenue Multiple	Forecast year 2 EBITDA Multiple	Forecast year 2 EBIT Multiple
Bioscentia Healthcare Group	Sonic Healthcare Ltd	13-Aug-07	100%	AUD	$307.0 m	1.5	n/a	n/a	n/a	8.7	n/a	n/a	n/a	n/a
American Esoteric Laboratories	Sonic Healthcare Ltd	15-Dec-06	100%	AUD	$180.0 m	n/a	n/a	n/a	1.8	8.4	n/a	n/a	n/a	n/a
DCA Group Ltd	CVC Capital Partners Asia Pacific	25-Sep-06	100%	AUD	$2417.1 m	2.5	11.8	14.8	2.4	9.8	13.6	2.2	9.8	12.5
Mayne Pharma Ltd	Hospira Ltd	21-Sep-06	100%	AUD	$2572.9 m	3.2	15.0	21.6	3.0	13.3	18.2	2.5	12.2	15.6
Clinical Pathology Laboratories Inc	Sonic Healthcare Ltd	23-Aug-05	80%	AUD	$375.0 m	n/a	n/a	n/a	2.8	8.5	n/a	n/a	n/a	n/a
Arrow Pharmaceuticals	Sigma Pharmaceuticals ltd	22-Aug-05	100%	AUD	$670.0 m	1.7	17.4	17.9	1.7	14.8	14.8	n/a	n/a	n/a
Nova Health Ltd	Healthscope Ltd	30-Mar-05	100%	AUD	$91.2 m	0.6	0.1	0.1	0.7	12.2	25.5	0.7	7.6	11.6
Gribbles	Healthscope Ltd	20-Oct-04	100%	AUD	$520.0 m	2.0	16.4	27.2	n/a	9.0	n/a	n/a	n/a	n/a
MIA Group Ltd	DCA Group Ltd	03-Aug-04	100%	AUD	$916.8 m	2.3	8.5	19.9	2.2	8.5	17.4	2.1	7.8	15.5
Independent Practitioner Network Ltd	Sonic Healthcare Ltd	22-Jun-04	80%	AUD	$87.1 m	1.2	10.7	-170.2	n/a	7.6	n/a	n/a	n/a	n/a
Average						1.9	12.4	-10.7	2.0	10.4	18.1	1.9	9.2	13.9
Average excluding outliers						1.9	13.7	21.2	2.0	10.4	18.1	1.8	9.2	13.9
Median						1.9	15.0	17.9	2.0	9.6	17.4	2.1	8.4	14.0

The following table provides a description of each target's principal activities as at transaction date:

Company	Description
Bioscentia Healthcare Group	A Germany based laboratory group with 15 regional laboratories and several local laboratories within hospital locations. It offers a broad range of tests to General Practitioners, Specialists, hospitals and other customers.
American Esoteric Laboratories	A US pathology business providing routine and esoteric testing services through laboratories in Tennessee, Texas, Arkansas, Louisiana, Mississippi and Misouri.
DCA Group Ltd	DCA Group Limited operates in two areas of business. The provision of healthcare services to the elderly, including owning aged care residential facilities and retirement villages. Additionally, the Company operates diagnostic imaging businesses which provides radiology and other services including mammograms, angiograms and MRI scans.
Mayne Pharma Ltd	Mayne Pharma Ltd. develops, manufactures and distributes injectable generic drugs and specialty pharmaceuticals. The Company's products are marketed globally, and are primarily used by oncologists in the treatment of cancer.
Clinical Pathology Laboratories	CPL is one of the largest independent pathology businesses in the US, with its core market being South West US.
Arrow Pharmaceuticals	Arrow Pharmaceuticals Limited is a pharmaceuticals company which develops and distributes prescription and generics drugs to medical professionals and pharmacy stores. The Company undertakes sales and marketing of their over the counter products through a chain of pharmacies.
Nova Health Ltd	Nova Health Limited operates approximately nine private hospitals and provides healthcare services in Victoria and New South Wales. The Company's hospitals include Brisbane Waters Private Hospital and Longueville Private Hospital.
Gribbles	The Gribbles Group Limited is a healthcare provider. The Company has interests in several diagnostic businesses in Australia and Asia. Gribbles provides human and veterinary pathology testing services and analytical testing services.
MIA Group Ltd	MIA Group Limited operates clinics providing diagnostic imaging services in Australia. The Company's services include radiology (X-ray), ultrasound, mammography, bone densitometry, angiography, MRI, CT and nuclear medicine.
Independent Practitioner Network Ltd	Independent Practitioner Network Limited develops, finances and operates medical centres in Australia. It partners with independent clinicians to provide multi-disciplinary healthcare services.

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THIS FINANCIAL SERVICES GUIDE FORMS PART OF THE INDEPENDENT EXPERT'S REPORT

PART 2 – FINANCIAL SERVICES GUIDE

Issue date: 15 February 2005 (version 1)

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Defined Terms

ACCC	means the Australian Competition and Consumer Commission.
ACCC Undertaking	means the enforceable undertaking provided by Healthscope pursuant to section 87B of the Trade Practices Act 1974 (Cth) and accepted by the ACCC on 25 October 2007 in respect of the Diagnostics Transaction.
ACCC Undertaking Effect	has the meaning given to it in clause 10.3(c) of the Diagnostics Transaction Implementation Deed.
ADR	means an American Depositary Receipt in respect of Symbion Health shares.
ADR Depositary	means The Bank of New York.
ADR Holder	means the holder of an ADR.
ANZ	has the meaning given in section 5.1(a) of this document.
Archer Capital	means Archer Capital Pty Limited ACN 076 176 737.
ASIC	means the Australian Securities and Investments Commission.
ASTC Settlement Rules	means the operating rules of the settlement facility provided by ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532.
ASX	means ASX Limited ACN 008 624 691.
ATO	means the Australian Taxation Office.
Business Day	is any day that is both a Business Day within the meaning given in the Listing Rules and a day that banks are open for business in Melbourne, Australia.
C&P Businesses	means the Consumer Businesses and Pharmacy Businesses.
C&P Companies	means each of: (a) Symbion Health (until it becomes a direct or indirect Subsidiary of Healthscope); (b) PSCP Holdings Pty Limited ACN 119 887 651; (c) Consumer, its subsidiaries and any other person in which any of them has a shareholding or other equity or beneficial interest, in each case immediately prior to Diagnostics Completion; (d) Pharmacy, its subsidiaries and any other person in which any of them has a shareholding or other equity or beneficial interest, in each case immediately prior to Diagnostics Completion; and (e) The Ward Corporation Pty Limited, SYB (NZ) Limited, Symbion Employee Share Acquisitions Plan Pty Limited, PSCP Holdings Pty Limited, and each of their Subsidiaries from the time it becomes a direct or indirect Subsidiary of Healthscope.
C&P General Meeting	means the meeting of Symbion Health shareholders to be convened by Symbion Health to consider the Symbion Health Financial Assistance Resolution.
C&P Holding Entity	means the entity which will own the shares in Consumer and Pharmacy on the C&P Scheme Implementation Date.
C&P Meetings	means the C&P Scheme Meeting and the C&P General Meeting.
C&P Scheme	means the scheme of arrangement under Part 5.1 of the Corporations Act substantially in the form set out in Annexure C to this document or in such other form as Symbion Health and Lantern agree in writing and subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act and agreed to by Lantern and Symbion Health.
C&P Scheme Consideration	means the consideration to be provided to C&P Scheme shareholders under the terms of the C&P Scheme and ascertained in accordance with clauses of the C&P Scheme.
C&P Scheme Effective Date	means the date on which the C&P Scheme becomes Effective.
C&P Scheme Implementation	means the completion of the C&P Scheme in accordance with its terms.
C&P Scheme Implementation Date	means the date on which C&P Scheme Implementation occurs being 31 December 2007 or such other date as Symbion Health and Lantern agree in writing.

C&P Scheme Implementation Deed	means the deed between Symbion Health and Lantern dated 8 October 2007 pursuant to which Symbion Health proposes to implement a scheme of arrangement under Part 5.1 of the Corporations Act pursuant to which Lantern would acquire all of the shares in Symbion Health.
C&P Scheme Meeting	means the meeting of Symbion Health shareholders ordered by the Court to be convened in relation to the C&P Scheme pursuant to section 411(1) of the Corporations Act.
C&P Scheme Opinion	means the report from the Symbion Health Independent Expert for inclusion in this document in respect of the C&P Scheme, and any update to such report that the Symbion Health Independent Expert issues.
C&P Scheme Record Date	means 7.00 pm on the date which is 5 Business Days after the C&P Scheme Effective Date.
C&P Scheme Share	means each Symbion Health share on issue as at the C&P Scheme Record Date.
C&P Scheme Shareholder	means each person registered in the Symbion Health Share Register as the holder of C&P Scheme Shares as at the C&P Scheme Record Date.
Capital Reduction	means an equal reduction of capital by Symbion Health in relation to its ordinary shares under section 256C of the Corporations Act and distribution in specie by Symbion Health of all of the New Healthscope Shares (or, to the extent that certain of the New Healthscope Shares are distributed to Symbion Health shareholders by way of the Diagnostics Transaction Dividend, all of the New Healthscope Shares which are not so distributed by way of the Diagnostics Transaction Dividend) to Symbion Health shareholders (or, in the case of Ineligible Overseas Shareholders, to a nominee in accordance with clause 5.8 of the Diagnostics Transaction Implementation Deed).
CGT	means capital gains tax.
CHESS	means the clearinghouse electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Limited ACN 008 504 532.
Competing Proposal	means a transaction or arrangement which is proposed by or involves a Third Party pursuant to which (other than as contemplated pursuant to the Transactions or the Diagnostics Transaction) a Third Party will, if the proposed transaction or arrangement is entered into or completed substantially in accordance with its terms: (a) directly or indirectly acquire, have a right to acquire or otherwise acquire an economic interest in, all or a significant part of the business of the Symbion Health Group; (b) acquire a Relevant Interest in any Symbion Health shares, as a result of which the Third Party will have a Relevant Interest in 20% or more of the Symbion Health shares; (c) otherwise acquire control of Symbion Health or the Symbion Health Group within the meaning of section 50AA of the Corporations Act; or (d) otherwise directly or indirectly acquire, merge with, or acquire a significant shareholding or economic interest in Symbion Health or all or a significant part of the business of the Symbion Health Group, whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buy-back, sale or purchase of assets, joint venture, reverse takeover, dual-listed company structure, recapitalisation, establishment of a new holding company for the Symbion Health Group or other synthetic merger or any other transaction or arrangement.

Competing Proposal (continued)	For the purposes of paragraphs (a) and (d) above: (i) in respect of the Diagnostics Transaction: A. the Diagnostics Businesses (or a significant part of the Diagnostics Businesses) will be taken to be a significant part of the business of the Symbion Health Group; and B. the C&P Businesses (or a significant part of the C&P Businesses) will not be taken to be a significant part of the business of the Symbion Health Group; and (ii) in respect of the C&P Scheme: A. the C&P Businesses will be taken to be a significant part of the businesses of the Symbion Health Group; and B. the Diagnostics Businesses (or a significant part of the Diagnostics Businesses) will not be taken to be a significant part of the Symbion Health Group.
Consumer	means Symbion CP Holdings Pty Limited ACN 113 556 460.
Consumer Businesses	means the consumer products business (including the manufacture and marketing of vitamin, mineral and health supplements and antiseptic products) of the Symbion Health Group, which, for the avoidance of doubt, does not include the Diagnostics Businesses.
Co-operation Deed	means the deed with the same name entered into between Healthscope and Lantern on or about 8 October 2007.
Corporations Act	means the Corporations Act 2001 (Commonwealth).
Court	means the Supreme Court of Victoria or such other court of competent jurisdiction as Symbion Health and Lantern agree in writing.
CSO	means community service obligation.
Diagnostics Businesses	means the pathology, medical centres and diagnostic imaging businesses of the Symbion Health Group and the Joint Venture Companies.
Diagnostics Companies	means the entities within the Diagnostics Group.
Diagnostics Completion	means completion of the Diagnostics Transaction in accordance with the terms of the Diagnostics Transaction Implementation Deed and the Diagnostics Sale and Purchase Agreement.
Diagnostics Completion Date	means the day on which Diagnostics Completion occurs in accordance with clause 5 of the Diagnostics Transaction Implementation Deed.
Diagnostics Distribution	means the in specie distribution of New Healthscope Shares by Symbion Health to Symbion Health shareholders (or the Nominee, in the case of Ineligible Overseas Shareholders) under the Diagnostics Transaction Dividend and Capital Reduction.
Diagnostics Group	means SH Holdings and its Subsidiaries immediately prior to Diagnostics Completion and Symbion Health, The Ward Corporation Pty Limited, SYB (NZ) Limited, Symbion Employee Share Acquisitions Plan Pty Limited and each of their subsidiaries from the time it becomes a direct or indirect Subsidiary of Healthscope.
Diagnostics Record Date	means 7:00 pm on the date which is 5 Business Days after the date of the Symbion Health Diagnostics General Meeting or such other date as agreed between Symbion Health and Healthscope.
Diagnostics Sale and Purchase Agreement	means the Share Sale and Purchase Deed between Symbion Health, Consumer, Pharmacy and Healthscope, in the form of the draft document initialled by Symbion Health and Healthscope for the purpose of identification (or in such other form as Symbion Health, Consumer Pharmacy, Lantern and Healthscope agree in writing).

Diagnostics Transaction	means the proposed transactions pursuant to which: (a) Symbion Health will sell all of the shares in SH Holdings to Healthscope in accordance with the terms of the Diagnostics Transaction Implementation Deed and the Diagnostics Sale and Purchase Agreement, in consideration for the issue to Symbion Health of the New Healthscope Shares; and (b) Symbion Health will distribute to Symbion Health shareholders (or the nominee contemplated by clause 5.8 of the Diagnostics Transaction Implementation Deed) the New Healthscope Shares by way of the Diagnostics Distribution, in accordance with the terms of the Diagnostics Transaction Implementation Deed.
Diagnostics Transaction Dividend	means a special dividend by Symbion Health by in specie distribution of the number of New Healthscope Shares as the Symbion Health Board resolves to distribute to Symbion Health shareholders (or in the case of Ineligible Overseas Shareholders, to the Nominee) on the Symbion Health Share Register on the Diagnostics Record Date pursuant to the Diagnostics Transaction.
Diagnostics Transaction Implementation Deed	means the transaction implementation deed between Symbion Health and Healthscope dated 8 October 2007, a copy of which is set out in Annexure A to this document.
EBIT	means earnings before interest and tax.
EBITDA	means earnings before interest, tax, depreciation and amortisation.
Effective	means, when used in relation to the C&P Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the C&P Scheme.
End Date	means 28 February 2008 or such later date as is agreed by Symbion Health and Healthscope in writing.
EPS	means earnings per share.
Ernst & Young	means Ernst & Young Transaction Advisory Services Limited.
EV	means enterprise value.
Financial Assistance	means the loan from Symbion Health to Lantern to fund part of the C&P Scheme consideration under the Symbion Health -Lantern Loan Agreement.
FIRB	means the Foreign Investment Review Board.
Government Authority	means any government or governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any state or territory.
GST	has the meaning given to that term in the GST Legislation.
GST Legislation	means the A New Tax System (Goods and Services Tax) Act 1999 and any related statute imposing such tax or legislation that is enacted to validate, recapture or recoup such tax.
Healthscope	means Healthscope Limited ACN 006 405 152.
Healthscope Amount	has the meaning given in section 4.5(f)(i)P.
Healthscope Board	means the board of directors of Healthscope.

Healthscope Competing Proposal	means a transaction or arrangement which is proposed by any person, and at which time is or becomes conditional on the Diagnostics Transaction not proceeding or the Diagnostics Transaction Implementation Deed being terminated pursuant to which (other than as contemplated pursuant to the Transactions or the Diagnostics Transaction) a person will, if the proposed transaction or arrangement is entered into or completed substantially in accordance with its terms: (a) directly or indirectly acquire, have a right to acquire or otherwise acquire an economic interest in, all or a significant part of the business of the Healthscope Group; (b) acquire a Relevant Interest in any Healthscope shares, as a result of which the Third Party will have a Relevant Interest in 20% or more of the Healthscope shares; (c) otherwise acquire control of Healthscope or the Healthscope Group within the meaning of section 50AA of the Corporations Act; or (d) otherwise directly or indirectly acquire, merge with, or acquire a significant shareholding or economic interest in Healthscope or all or a significant part of the business of the Healthscope Group, whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buy-back, sale or purchase of assets, joint venture, reverse takeover, dual-listed company structure, recapitalisation, establishment of a new holding company for the Healthscope Group or other synthetic merger or any other transaction or arrangement.
Healthscope Constitution	means the constitution of Healthscope from time to time.
Healthscope Independent Expert	means the independent expert (if any) engaged by Healthscope to prepare a report regarding the Diagnostics Transaction for inclusion in the materials Healthscope sends to its shareholders in respect of the Healthscope Resolutions.
Healthscope Independent Expert's Report	means the report (if any) from the Healthscope Independent Expert commissioned by Healthscope, and any update to such report that the Healthscope Independent Expert issues.
Healthscope General Meeting	means the meeting of Healthscope shareholders to be convened by Healthscope to consider the Healthscope Resolutions as required by clause 6.2 of the Diagnostics Transaction Implementation Deed.
Healthscope Group	means Healthscope and each of its Subsidiaries.
Healthscope Information	means: (a) the letter from the Chairman of Healthscope on page 4 of this document; (b) the information set out in section 4.2 of this document; (c) the information set out in section 4.3 of this document other than to the extent to which it has been correctly extracted from the Symbion Health Financial Information; (d) the information set out in sections 5.1, 5.18, 5.19 and 5.20 of this document; and (e) the definitions in this section 9 that are used in those sections of this document.
Healthscope Options	has the meaning given in section 4.2(g)(iv).
Healthscope Performance Rights	has the meaning given in section 4.2(g)(v).

Healthscope Resolutions	means: (a) (Listing Rule 7.1) an ordinary resolution of Healthscope shareholders for the purposes of approving the issue of the New Healthscope Shares for the purposes of Listing Rule 7.1 in accordance with the requirements of ASX and the Listing Rules; (b) (Section 611 of the Corporations Act) an ordinary resolution of Healthscope shareholders approving the acquisition of any Relevant Interest in Healthscope shares by Symbion Health and Healthscope in relation to the Diagnostics Transaction for the purposes of, and in accordance with, section 611, item 7 of the Corporations Act; and (c) any other approvals required by law, the Listing Rules, ASIC or ASX of Healthscope shareholders reasonably considered by Healthscope to be necessary in order to implement the Diagnostics Transaction.
Healthscope VWAP	means the average (calculated to 2 decimal places) of the volume weighted average share prices for Healthscope shares traded on ASX (excluding any and all special crossings, crossings made prior to the commencement of normal trading, crossings made during the closing phase or the after hours adjust phase, overseas trades and overnight crossings or trades pursuant to the exercise of options over Healthscope shares, and any other trades which Symbion Health and Healthscope reasonably agree to exclude on the basis that they are not representative of the general price at which Healthscope shares are trading on ASX in the context of trading in Healthscope shares on any day on which the trades took place) on each of the Trading Days comprising the Healthscope VWAP Period.
Healthscope VWAP Period	means the 10 Trading Days prior to, but not including, the day of the Symbion Health Diagnostics General Meeting Date, save that if the Symbion Health Diagnostics General Meeting is adjourned, postponed or otherwise delayed pursuant to clause 4.7(b)(ii) of the Diagnostics Transaction Implementation Deed as a result of the circumstances set out in clause 4.7(a)(ii) of the Diagnostics Transaction Implementation Deed, the Healthscope VWAP Period means the 10 Trading Days prior to, but not including, the date on which the Symbion Health Diagnostics General Meeting was originally convened by Symbion Health to be held.
IAC Bidcos	means: (a) Lantern Pharmacy Bidco Pty Limited ACN 125 475 916 (which wholly owns Lantern Pharmacy Purchaser Pty Limited); and (b) Lantern CP Bidco Pty Limited ACN 125 475 925 (which wholly owns Lantern CP Purchaser Pty Limited).
IAC Consortium	means: (a) the IAC Bidcos; (b) the IAC Holdcos; (c) the IAC Purchasers; (d) funds managed or advised by Ironbridge Capital; (e) funds managed or advised by Archer Capital; and (f) Lantern.
IAC Facility Agreements	means the credit facility agreements to be entered into pursuant to the MLAU's Commitment Letters.
IAC Holdcos	means: (a) Lantern Pharmacy Holdings Pty Limited ACN 125 407 285 (which wholly owns Lantern Pharmacy Bidco Pty Limited); and (b) Lantern CP Holdings Pty Limited ACN 125 407 954 (which wholly owns Lantern CP Bidco Pty Limited).

IAC Purchasers	means Lantern CP Purchaser Pty Limited and Lantern Pharmacy Purchaser Pty Limited.
Ineligible Overseas Shareholder	means a Symbion Health shareholder whose address on the Symbion Health Share Register at the Diagnostics Record Date is in a jurisdiction other than Australia and its external territories, New Zealand[1], the United States, Hong Kong or Singapore, unless Symbion Health and Healthscope are satisfied, acting reasonably, that the laws of that Symbion Health shareholder's country of residence (as shown in the Symbion Health Share Register) permit the distribution of New Healthscope Shares to that Symbion Health shareholder pursuant to the Diagnostics Distribution either unconditionally or after compliance with conditions which Healthscope in its sole discretion regards as acceptable.
International Companies	means The Ward Corporation Pty Limited, SYB (NZ) Limited, Symbion Employee Share Acquisitions Plan Pty Limited and their Subsidiaries.
Investigating Accountant	means KPMG.
Investigating Accountant's Report	means the report from KPMG addressed to the Symbion Health Board and set out in section 7 of this document.
Ironbridge Capital	means Ironbridge Capital Pty Limited ACN 105 880 108.
Joint Venture Companies	means any person other than a Diagnostics Company in which a Diagnostics Company has a shareholding or other equity or beneficial interest, in each case immediately prior to Diagnostics Completion.
KPMG	means KPMG.
Lantern	means Lantern Bidco Pty Limited ACN 127 183 886.
Lantern Deed Poll	means a deed poll executed on 8 October 2007 by Lantern in favour of the C&P Scheme Shareholders.
Lantern Information	means: (a) the information set out in section 4.5 of this document; (b) the information set out in section 3.3(l)(iii) of this document; and (c) the definitions used in this section 9 that are used exclusively in those sections of this document.
Listing Rules	means the official listing rules of ASX.
Mayne 1999 ESAP	means the Mayne Employee Share Acquisition Plan approved at a general meeting of shareholders in November 1998, and subsequently amended in April and August 2001 and maintained by Symbion Health.
Mayne 2004 ESAP	means the Mayne Employee Share Acquisition Plan approved by the Symbion Health Board in 2004 and maintained by Symbion Health.
Merged Group	means Healthscope and its Subsidiaries following Diagnostics Completion.
MLAU	has the meaning given in section 4.5(f)(i) of this document.
MLAU's Commitment Letters	has the meaning given in section 4.5(f)(i) of this document.
New Healthscope Shares	means the Healthscope shares as determined, allotted and issued to Symbion Health as consideration for the sale to Healthscope of shares in SH Holdings under the Diagnostics Transaction.
Nominee	means the person nominated by Symbion Health to sell the New Healthscope Shares that are attributable to Ineligible Overseas Shareholders under the terms of the Diagnostics Transaction Implementation Deed (and/or a nominee of that person).
Original Scheme	means the transactions contemplated by the scheme implementation deed between Symbion Health and Healthscope dated 28 May 2007, as amended on 2 August 2007.

Notes:

1. Subject to promulgation of an amendment to the Securities Act (Overseas Companies) Exemption Notice 2002, which is expected to occur on 30 October 2007. If this amendment is not promulgated by the time this document is despatched to shareholders, then Symbion Health shareholders with a registered address in New Zealand will not be permitted to participate in the proposed distribution of New Healthscope Shares, and those shareholders will be considered to be Ineligible Overseas Shareholders and the New Healthscope Shares attributable to them will be treated as described in section 2.4(c) of this document. If the amendment is not promulgated as expected, Symbion Health will make an announcement to the ASX and publish the fact on Symbion Health's website (www.symbionhealth.com).

PBS	means the Australian government's pharmaceutical benefits scheme.
Pharmacy	means Symbion Pharmacy Services Pty Limited ACN 000 875 034.
Pharmacy Business	means the pharmacy services and distribution businesses of the Symbion Health Group which, for the avoidance of doubt, do not include the Diagnostics Businesses.
Plan Manager	means Symbion Employee Share Acquisition Plan Pty Limited ACN 085 060 046.
Previous ACCC Undertaking	means the enforceable undertaking provided by Healthscope pursuant to section 87B of the Trade Practices Act 1974 (Cth) and accepted by the ACCC on 15 August 2007 in respect of the Original Scheme.
Primary Health Care	means Primary Health Care Limited ACN 064 530 516.
Promissory Note	means the conditional promissory note issued by Healthscope to SH Holdings prior to Diagnostics Completion in accordance with the Recapitalisation Steps as described in sections 5.1(a) and 5.21(f).
Recapitalisation Steps	means the steps, documents and other transactions set out in or contemplated by the Recapitalisation Steps Document.
Recapitalisation Steps Document	means the document entitled 'Agreed Recapitalisation Steps' initialled by Symbion Health, Lantern and Healthscope for the purposes of identification (or such other substitute or replacement document agreed between Symbion Health, Lantern and Healthscope in writing).
Related Bodies Corporate	has the meaning given in the Corporations Act.
Relevant Interest	has the meaning given to that term in the Corporations Act.
Restructure Agreement	means the agreement between Symbion Health and certain subsidiaries of Symbion Health as described in section 5.21(d) of this document.
Revised Proposal	means the proposal to enter into the Transactions.
Second Court Date	means the first day of hearing of an application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the C&P Scheme or, if the hearing of such application is adjourned for any reason, means the first day of the adjourned hearing.
Second Court Hearing	means the hearing of the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the C&P Scheme.
Senior Executives	means each employee of Symbion Health whose salary for the year commencing 1 July 2007 is in excess of $175,000 per annum.
Shared Services Agreement	means the shared services agreement to be entered into on or about the Diagnostics Completion Date between Symbion Health, Healthscope, Consumer and Pharmacy.
SH Holdings	means Symbion Healthcare Holdings Pty Ltd ACN 078 954 631.
Significant Undertakings	has the meaning given to it in clause 10.3(b) of the Diagnostics Transaction Implementation Deed.
Subsidiary	has the meaning given to that term in the Corporations Act.
Superior Diagnostics Acquirer	means a Third Party which submits a Superior Diagnostics Proposal.
Superior Diagnostics Proposal	means a Competing Proposal (as defined in the Diagnostics Transaction Implementation Deed) in respect of the Diagnostics Businesses only which in the determination of the Symbion Health Board, acting in good faith and in order to satisfy what the Symbion Health Board considers to be its fiduciary or statutory duties (after having taken advice from its financial and legal advisers), would, if completed substantially in accordance with its terms and taking into account the terms and conditions of the Competing Proposal, result in a transaction more favourable to the Symbion Health shareholders than the Diagnostics Transaction.

Superior Healthscope Proposal	means a Healthscope Competing Proposal which in the determination of the Healthscope Board, acting in good faith and in order to satisfy what the Healthscope Board considers to be its fiduciary or statutory duties (after having taken advice from its financial and legal advisers), would, if completed substantially in accordance with its terms and taking into account the terms and conditions of the applicable proposal, transaction or arrangement, result in a transaction more favourable to the Healthscope shareholders than the Diagnostics Transaction.
Superior Proposal	means: (a) in relation to the Diagnostics Transaction, a Competing Proposal which in the determination of the Symbion Health Board, acting in good faith and in order to satisfy what the Symbion Health Board considers to be its fiduciary or statutory duties (after having taken advice from its financial and legal advisers), would, if completed substantially in accordance with its terms and taking into account the terms and conditions of the Competing Proposal, result in a transaction more favourable to the Symbion Health shareholders than the: (i) Diagnostics Transaction; or (ii) Transactions viewed in aggregate. (b) in relation to the C&P Scheme, a Competing Proposal which in the determination of the Symbion Health Board, acting in good faith and in order to satisfy what the Symbion Health Board considers to be its fiduciary or statutory duties (after having taken advice from its financial and legal advisers), would, if completed substantially in accordance with its terms and taking into account the terms and conditions of the Competing Proposal, result in a transaction more favourable to the Symbion Health shareholders than the: (i) C&P Scheme; or (ii) Transactions viewed in aggregate.
Symbion Consumer	means Symbion Health's consumer business.
Symbion Diagnostics	means Symbion Health's diagnostics business including Symbion Imaging, Symbion Medical Centres and Symbion Pathology.
Symbion Health	means Symbion Health Limited ACN 004 073 410.
Symbion Health Board	means the board of directors of Symbion Health.
Symbion Health C&P	means Symbion Health after Diagnostics Completion, which will then comprise only the C&P Businesses.
Symbion Health Diagnostics General Meeting	means the meeting of Symbion Health shareholders to consider the Symbion Health Diagnostics Resolutions to be convened by Symbion Health as required by clause 7.2 of the Diagnostics Transaction Implementation Deed.
Symbion Health Diagnostics Opinion	means the opinion from the Symbion Health Independent Expert for inclusion in this document in respect of the Diagnostics Transaction, and any update to such report that the Symbion Health Independent Expert issues.

Symbion Health Diagnostics Resolutions	means: (a) an ordinary resolution of Symbion Health shareholders approving the Capital Reduction for the purposes of section 256C(1) of the Corporations Act, in the form set out in section 1 of Schedule 3 of the Diagnostics Transaction Implementation Deed (or in such other form as Symbion Health and Healthscope may agree in writing); and (b) an ordinary resolution of Symbion Health shareholders approving the sale of the New Healthscope Shares otherwise attributable to Ineligible Overseas Shareholders, in the form set out in section 2 of Schedule 3 of the Diagnostics Transaction Implementation Deed (or in such other form as Symbion Health and Healthscope may agree in writing); and (c) any other approvals required by law, the Listing Rules, ASIC or ASX of Symbion Health shareholders reasonably considered by Symbion Health as necessary in order to implement the Diagnostics Transaction.
Symbion Health ESTIP	means the Symbion Health Executive Short Term Incentive Plan adopted by the Board of Symbion Health on or about 28 July 2006, as subsequently amended or varied.
Symbion Health Financial Assistance Resolution	means a resolution of the Symbion Health shareholders for the purposes of section 260A of the Corporations Act under section 260B(1) of the Corporations Act approving the Financial Assistance by Symbion Health to Lantern under the Symbion Health - Lantern Loan Agreement.
Symbion Health Financial Information	means the financial information relating to the Symbion Health Group set out in section 4.1 of this document.
Symbion Health Group	means Symbion Health and each of its Subsidiaries.
Symbion Health Independent Expert	means Ernst & Young, which is the independent expert engaged by Symbion Health to express an opinion on whether the Diagnostics Transaction is fair and reasonable to, and the C&P Scheme is in the best interests of, Symbion Health shareholders.
Symbion Health Independent Expert's Report	means the report from the Symbion Health Independent Expert for inclusion in this document, comprising: (a) the Symbion Health Diagnostics Opinion; and (b) the C&P Scheme Opinion, and any update of that report that the Symbion Health Independent Expert issues.
Symbion Health Information	means all of the information in this document except for the Healthscope Information, the Lantern Information, the Investigating Accountants' Report and the Independent Expert's Report.
Symbion Health-Lantern Loan Agreement	means the loan agreement which may be entered into between Symbion Health and Lantern pursuant to which Symbion Health agrees to loan Lantern part of the funds required to pay the C&P Scheme Consideration.
Symbion Health NEDS Plan	means Symbion Health Non-Executive Directors' Share Plan approved at a general meeting of shareholders of Symbion Health in November 2000, as subsequently amended or varied by the Symbion Health Board.
Symbion Health PRP	means the Symbion Health Performance Rights Plan adopted by the Board of Symbion Health on or about 28 July 2006, as subsequently amended or varied.
Symbion Health Share Register	means the register of members of Symbion Health maintained by or on behalf of Symbion Health in accordance with section 168(1) of the Corporations Act.
Symbion Health Share Registry	means Link Market Services Limited of Level 12, 680 George Street, Sydney, NSW 2000.
Symbion Health Share Sale Deed	means the share sale deed which may be entered into between Lantern and Healthscope pursuant to the Co-operation Deed in relation to the sale of the entire issued share capital of Symbion Health.

Symbion Health Transaction Meetings	means: (a) the Symbion Health Diagnostics General Meeting; (b) the C&P Scheme Meeting; and (c) the C&P General Meeting.
Symbion Imaging	means Symbion Health's diagnostic imaging business.
Symbion Medical Centres	means Symbion Health's medical centres business.
Symbion Pathology	means Symbion Health's pathology business.
Symbion Pharmacy Services	means Symbion Health's pharmacy services business.
TGA	means the Therapeutic Goods Administration.
Third Party	means: (a) in relation to the Diagnostics Transaction: (i) a person other than Healthscope or any of its Related Bodies Corporate; or (ii) a consortium, partnership, limited partnership, syndicate or other group in which neither Healthscope nor any of its Related Bodies Corporate has agreed in writing to be a participant; and (b) in relation to the C&P Scheme: (i) a person other than Lantern or any of its Related Bodies Corporate; or (ii) a consortium, partnership, limited partnership, syndicate or other group in which neither Lantern, Ironbridge Capital, Archer Capital, nor any of their Related Bodies Corporate has agreed in writing to be a participant.
Trading Day	has the meaning given in the Listing Rules.
Transactions	means the proposed transactions pursuant to which: (a) Symbion Health and Healthscope will effect the Diagnostics Transaction; (b) Symbion Health will propose the C&P Scheme to Symbion Health shareholders in accordance with the terms of the C&P Scheme Implementation Deed; and (c) if the C&P Scheme becomes Effective, Lantern will acquire all of the shares in Symbion Health on the terms and conditions of the C&P Scheme.
US Shareholder	means a Symbion Health shareholder who: (a) is a resident of, or a person in, the United States; or (b) who holds Symbion Health shares on behalf of a resident of, or a person in, the United States who beneficially owns Symbion Health shares, but only with respect to such beneficially owned Symbion Health shares and not with respect to any other holding of Symbion Health shares beneficially owned by a person who is not a resident of, or a person in, the United States.
VWAP	means volume weighted average price.

Annexure A

Diagnostics Transaction Implementation Deed (conformed copy without annexures)

Contents

Transaction Implementation Deed made on 8 October 2007

Parties

Symbion Health Limited ACN 004 073 410 of Level 7, 5 Queens Road, Melbourne, Victoria, 3004, Australia ("**Symbion Health**")

Healthscope Limited ACN 006 405 152 of Level 1, 407 Royal Parade, Parkville, Victoria, 3052, Australia ("**Healthscope**")

Background

A. Symbion Health and Healthscope have agreed that Healthscope will acquire the Diagnostics Businesses from Symbion Health in consideration for the issue of Healthscope Shares to Symbion Health and Symbion Health will distribute those Healthscope Shares to the Symbion Health Shareholders pursuant to an equal reduction of capital and dividend, subject to and in accordance with the terms and conditions of this deed.

B. Furthermore, Symbion Health and Lantern have agreed that Symbion Health will propose a scheme of arrangement pursuant to which Lantern will acquire all of the Symbion Health Shares for cash, subject to and in accordance with the C&P Scheme Implementation Deed.

Operative provisions

1. Definitions and interpretation

1.1 Definitions

In this deed:

ACCC	means the Australian Competition and Consumer Commission.
ACCC Undertaking Effect	has the meaning given to it in clause 10.3(c).
ASIC	means the Australian Securities and Investments Commission.
ASX	means ASX Limited ACN 008 624 691.
ATO	means the Australian Taxation Office.
Base Exchange Ratio	means 246/560.
Business Day	is any day that is both a Business Day within the meaning given in the Listing Rules and a day that banks are open for business in Melbourne, Australia.
Capital Reduction	means an equal reduction of capital by Symbion Health in relation to its ordinary shares under section 256C of the Corporations Act and distribution in specie by Symbion Health of all of the Consideration Shares (or, to the extent that certain of the Consideration Shares are distributed to Participating Shareholders by way of the Share Distribution Dividend, all of the Consideration Shares which are not so distributed by way of the Share Distribution Dividend) to Participating Shareholders (or, in the case of Ineligible Overseas Shareholders, to a nominee in accordance with clause 5.8).
C&P Businesses	means the C&P Companies and the Consumer Business and Pharmacy Business, but excluding Symbion Health.
C&P Companies	has the meaning given to that term in the Diagnostics Sale and Purchase Agreement.
C&P Scheme	means the scheme of arrangement under Part 5.1 of the Corporations Act substantially in the form set out in Annexure A to the C&P Scheme Implementation Deed or in such other form as Symbion Health and Lantern agree in writing.
C&P Scheme Implementation Deed	means the deed between Symbion Health and Lantern dated on or about the date of this deed (a copy of which has been initialled by Symbion Health, Lantern and Healthscope for the purposes of identification) pursuant to which Symbion Health proposes to implement a scheme of arrangement under Part 5.1 of the Corporations Act pursuant to which Lantern would acquire all of the shares in Symbion Health.

C&P Transaction Period	means the period from the date of this deed up to and including the earlier of: (a) the date of termination of the C&P Scheme Implementation Deed; and (b) the date of completion of the sale of shares in Symbion Health that is the subject of the Symbion Health Share Sale Deed.
Competing Proposal	means a transaction or arrangement which is proposed by a Third Party pursuant to which (other than as contemplated pursuant to the Transactions or the Diagnostics Transaction) a Third Party will, if the proposed transaction or arrangement is entered into or completed substantially in accordance with its terms: (a) directly or indirectly acquire, have a right to acquire or otherwise acquire an economic interest in, all or a significant part of the business of the Symbion Health Group; (b) acquire a Relevant Interest in any Symbion Health Shares, as a result of which the Third Party will have a Relevant Interest in 20% or more of the Symbion Health Shares; (c) otherwise acquire control of Symbion Health or the Symbion Health Group within the meaning of section 50AA of the Corporations Act; or (d) otherwise directly or indirectly acquire, merge with, or acquire a significant shareholding or economic interest in Symbion Health or all or a significant part of the business of the Symbion Health Group, whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buy-back, sale or purchase of assets, joint venture, reverse takeover, dual-listed company structure, recapitalisation, establishment of a new holding company for the Symbion Health Group or other synthetic merger or any other transaction or arrangement. For the purposes of paragraphs (a) and (d) above: (i) the Diagnostics Businesses (or a significant part of the Diagnostics Businesses) will be taken to be a significant part of the business of the Symbion Health Group; and (ii) the C&P Businesses (or a significant part of the C&P Businesses) will not be taken to be a significant part of the business of the Symbion Health Group.
Completion	means completion of the Diagnostics Transaction in accordance with the terms of this deed and the Diagnostics Sale and Purchase Agreement.
Completion Date	means the day on which Completion occurs in accordance with clause 5.
Conditions	means the conditions precedent to Completion, as set out in clause 4.1.
Confidentiality Deed	means the confidentiality deed between Symbion Health and Healthscope dated 2 March 2007, as amended by the warranty deed between Symbion Health and Healthscope dated 20 April 2007.
Consideration Shares	means the Healthscope Shares as determined, allotted and issued to Symbion Health in accordance with clause 8 and as provided for in the Diagnostics Sale and Purchase Agreement.
Consumer Business	means the consumer products businesses (including the manufacture and marketing of vitamin, mineral and health supplements, and antiseptic products) of the Symbion Health Group, which, for the avoidance of doubt, does not include the Diagnostics Businesses.
Corporations Act	means the Corporations Act 2001 (Commonwealth).
Diagnostics Businesses	means the pathology, medical centres and diagnostic imaging businesses of Symbion Health Group and the Joint Venture Companies.
Diagnostics Shares	has the meaning given to the term "Sale Shares" in the Diagnostics Sale and Purchase Agreement.
Diagnostics Entities	means (a) the "Sale Company" as defined in the Diagnostics Sale and Purchase Agreement; and (b) the "Diagnostics Sale Companies" as defined in the Restructure Agreement.

Diagnostics Sale and Purchase Agreement	means the Share Sale and Purchase Deed between Symbion Health, Symbion CP Holdings Pty Ltd, Symbion Pharmacy Services Pty Ltd and Healthscope, in the form of the draft document initialled by Symbion Health, Lantern and Healthscope for the purpose of identification (or in such other form as Symbion Health, Symbion CP Holdings Pty Ltd, Symbion Pharmacy Services Pty Ltd, Lantern (provided that agreement by Lantern is not required if the C&P Scheme Implementation Deed has been terminated) and Healthscope agree in writing).
Diagnostics SPA Warranties	means the warranties given (or to be given) by members of the Symbion Health Group set out in the Diagnostics Sale and Purchase Agreement.
Diagnostics Transaction	means the proposed transactions pursuant to which: (a) Symbion Health will sell the Diagnostics Shares to Healthscope in accordance with the terms of this deed and the Diagnostics Sale and Purchase Agreement following completion of the Restructure Agreement; and (b) Symbion Health will distribute to the Participating Shareholders (or the nominee contemplated by clause 5.8) the Consideration Shares it receives pursuant to the Diagnostics Sale and Purchase Agreement by way of the Capital Reduction and the Share Distribution Dividend, in accordance with the terms of this deed.
DSPA Completion	means completion under the Diagnostics Sale and Purchase Agreement.
Dormant Subsidiaries	has the meaning given to the term "Excluded Companies" in the Diagnostics Sale and Purchase Agreement.
Encumbrance	includes any mortgage, pledge, lien or charge or any security or preferential interest or arrangement of any kind or any other right of, or arrangement with, any creditor to have its claim satisfied in priority to other creditors with, or from the proceeds of, any asset, or any pre-emptive or similar right or other third party interest.
End Date	means 28 February 2008 or such later date as is agreed by the parties in writing.
Government Authority	means any government or governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any state or territory.
Healthscope Board	means the board of directors of Healthscope.
Healthscope Break Fee	means an amount equal to $19.575 million.
Healthscope Commitment Letter	means a credit-approved, executed and binding commitment letter and accompanying term sheet from Australia and New Zealand Banking Group Limited (the "**Healthscope Lender**") dated on or about 7 October 2007 addressed to Healthscope in the form initialled by Symbion Health, Lantern and Healthscope, pursuant to which the Healthscope Lender has committed to provide credit facilities for an aggregate amount of $1,600 million to Healthscope (as contemplated by the Recapitalisation Steps).

Healthscope Competing Proposal	means a transaction or arrangement which is proposed by any person, and which at any time is or becomes conditional on the Diagnostics Transaction not proceeding or this deed being terminated, pursuant to which (other than as contemplated pursuant to the Transactions or the Diagnostics Transaction) a person will, if the proposed transaction or arrangement is entered into or completed substantially in accordance with its terms: (a) directly or indirectly acquire, have a right to acquire or otherwise acquire an economic interest in, all or a significant part of the business of the Healthscope Group; (b) acquire a Relevant Interest in any Healthscope Shares, as a result of which the Third Party will have a Relevant Interest in 20% or more of the Healthscope Shares; (c) otherwise acquire control of Healthscope or the Healthscope Group within the meaning of section 50AA of the Corporations Act; or (d) otherwise directly or indirectly acquire, merge with, or acquire a significant shareholding or economic interest in Healthscope or all or a significant part of the business of the Healthscope Group, whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buy-back, sale or purchase of assets, joint venture, reverse takeover, dual-listed company structure, recapitalisation, establishment of a new holding company for the Healthscope Group or other synthetic merger or any other transaction or arrangement.
Healthscope Data Room	means the data room established by Healthscope to allow Symbion Health to undertake due diligence in respect of the Healthscope Group, the index for which is attached to the Healthscope Disclosure Letter.
Healthscope Diagnostics Independent Expert	means the independent expert (if any) engaged by Healthscope to prepare a report regarding the Diagnostics Transaction for inclusion in the Healthscope Shareholder Material (should Healthscope determine that such a report is necessary or appropriate having regard to the nature of the Healthscope Resolutions).
Healthscope Diagnostics Independent Expert's Report	means the report (if any) from the Healthscope Diagnostics Independent Expert commissioned by Healthscope (should Healthscope determine that such a report is necessary or appropriate having regard to the nature of the Healthscope Resolutions), and any update to such report that the Healthscope Diagnostics Independent Expert issues.
Healthscope Disclosure Letter	means the disclosure letter executed by Healthscope and given to Symbion Health immediately before the execution of this deed.
Healthscope Facility Agreement	means the credit facility agreement to be entered into pursuant to the Healthscope Commitment Letter.
Healthscope FY08 Interim Dividend	means a dividend (which may be fully franked) declared by Healthscope in respect of the 6 months ending 31 December 2007.
Healthscope General Meeting	means the meeting of Healthscope Shareholders to be convened by Healthscope as required by clause 6.2.
Healthscope Group	means Healthscope and each of its Subsidiaries.
Healthscope Indemnified Parties	means the directors, officers and employees of Healthscope and each of its Related Bodies Corporate.
Healthscope Information	means: (a) all information that is included in the Healthscope Shareholder Materials and the Healthscope Prospectus other than: (i) any information provided by or on behalf of Symbion Health to Healthscope or its Representatives for inclusion in the Healthscope Shareholder Materials or in the Healthscope Prospectus; (ii) the Healthscope Diagnostics Independent Expert's Report; and (iii) the Healthscope Investigating Accountant's Report; and (b) the Prospectus Disclosure and any other information provided by or on behalf of Healthscope to Symbion Health or its Representatives for inclusion in, or accompanying, the Symbion Health Shareholder Materials.

Healthscope Investigating Accountant's Report	means a report from an independent accountant to be addressed to the Healthscope Board included in either or both of the Healthscope Shareholder Materials and the Healthscope Prospectus.
Healthscope Material Adverse Change	means: (a) any event, occurrence or matter which individually or when aggregated with all such events, occurrences or matters: (i) diminishes, or is reasonably likely to diminish, (whether now or in the future) the consolidated net assets of the Healthscope Group by an amount equal to $39 million or more; (ii) diminishes, or is reasonably likely to diminish, (whether now or in the future) the consolidated annual net profit after tax of the Healthscope Group by an amount equal to $8 million or more (which amount shall be calculated after taking into account any event, occurrence or matter not disclosed prior to the date of this deed which has or could reasonably be expected to have a positive effect on the consolidated annual net profit after tax of the Healthscope Group); or (iii) has the result that the Healthscope Group is unable to carry on its business in substantially the same manner as carried on as at the date of this deed, or which otherwise materially and adversely affects the prospects of the Healthscope Group, other than an event, occurrence or matter: (iv) required to be undertaken or procured by the Healthscope Group pursuant to the Transaction Documents, including under clause 10.3; or (v) to the extent fairly disclosed in the Healthscope Disclosure Letter or the Healthscope Data Room; or (b) the Relevant Undertakings would result in, or would be reasonably likely to result in, Significant Undertakings.
Healthscope Meeting Date	means the date that the meeting convened by Healthscope in accordance with clause 6.2 for the purposes of Healthscope Shareholders approving the Healthscope Resolutions is held.
Healthscope Permitted Disclosee	means one or more of the following: (a) a Government Authority; (b) any Related Body Corporate of Healthscope; (c) any director or employee of Healthscope or a Related Body Corporate of Healthscope; (d) any professional adviser, banker or financier to Healthscope or any of its Related Bodies Corporate; (e) Ironbridge Capital Pty Ltd, Archer Capital Pty Ltd, or any of their respective Related Bodies Corporate, Affiliates (within the meaning given to that term in the Confidentiality Deed), directors or employees; or (f) any professional adviser, banker or financier to a person referred to in paragraph (f) above.

Healthscope Prescribed Occurrence means the occurrence of any of the following events (other than as required to be undertaken or procured by the Healthscope Group pursuant to and in accordance with the Transaction Documents (including under clause 10.2 or any actions to be taken in order to comply with any undertakings given to the ACCC by Healthscope or any of its Related Bodies Corporate including as contemplated by clause 10), or to the extent fairly disclosed in the Healthscope Disclosure Letter or the Healthscope Data Room (including in the budgets for Healthscope for the financial years ending on 30 June 2007 and 30 June 2008), or as agreed to in writing by Symbion Health):

(a) Healthscope or any Subsidiary of Healthscope converts all or any of its securities into a larger or smaller number of securities;

(b) Healthscope or any Subsidiary of Healthscope resolves to reduce its capital in any way;

(c) Healthscope or any Subsidiary of Healthscope:

   (i) enters into a buy-back agreement; or

   (ii) resolves to approve the terms of a buy-back agreement under section 257C(1) or section 257D(1) of the Corporations Act;

(d) Healthscope or any Subsidiary of Healthscope issues securities, or grants an option over or to subscribe for its securities, or agrees to make such an issue or grant such an option, other than to a wholly-owned subsidiary of Healthscope or in connection with a dividend reinvestment plan (including pursuant to any underwriting of that plan) or an employee incentive arrangement (including any security issued upon conversion or exercise of rights attaching to any security issued under an employee incentive arrangement);

(e) Healthscope or any Subsidiary of Healthscope issues, or agrees to issue, convertible notes or any other security convertible into shares, other than to a wholly-owned subsidiary of Healthscope or in connection with an employee incentive arrangement;

(f) Healthscope or any Subsidiary of Healthscope agrees to pay, declares or pays a dividend or any other form of distribution of profits or capital, other than:

   (i) the declaration and payment by Healthscope of the Permitted Healthscope Dividend, or the declaration and payment by Healthscope of the Healthscope FY08 Interim Dividend as permitted by clause 8.4; or

   (i) the declaration and payment by any Subsidiary of Healthscope of a dividend, where the recipient of that dividend is Healthscope or a wholly-owned Subsidiary of Healthscope;

(g) Healthscope makes any change to its constitution;

(h) Healthscope or any of its Subsidiaries acquires or agrees to acquire any assets (excluding trading stock), properties or businesses, or incurs, agrees to incur or enters into a commitment or a series of commitments involving capital expenditure by the Healthscope Group, whether in one transaction or a number of such transactions, where the amounts or value involved in such transaction, transactions, commitment or series of commitments exceeds $50 million in aggregate;

(i) Healthscope or any of its Subsidiaries disposes of, or agrees to dispose of, any assets (excluding trading stock), properties or businesses, whether in one transaction or a number of such transactions, where the amount or value involved in such transaction or transactions exceeds $50 million in aggregate;

(j) Healthscope or any Subsidiary of Healthscope creates, or agrees to create, any mortgage, charge, lien or other encumbrance over its business or any part of its property other than in the ordinary course of its business;

(k) Healthscope or any Subsidiary of Healthscope incurs any financial indebtedness or issues any debt securities other than in the ordinary course of business or pursuant to advances under its credit facilities in existence as at the date of this deed where the funds drawn pursuant to those advances are used in the ordinary course of business or in connection with a purpose that is contemplated and permitted in paragraph (h) of this definition;

(l) Healthscope or any Subsidiary of Healthscope makes any loans, advances or capital contributions to, or investments in any other person, other than to or in Healthscope or any wholly-owned Subsidiary of Healthscope in the ordinary course of business, or loans to the extent they are provided for under the Acha Management Agreement (being the two hospital operations management agreements both dated 15 April 2003 to which Healthscope is a party with Adelaide Community Healthcare Alliance Inc. in relation to Ashford Private Hospital, Flinders Private Hospital and The Memorial Hospital) or otherwise in the ordinary course of business;

(m) Healthscope or any of its material Subsidiaries resolves that it be wound up or an application or order is made for the winding up or dissolution of Healthscope or any of its material Subsidiaries other than where the application or order (as the case may be) is set aside within 14 days;

(n) a liquidator or provisional liquidator of Healthscope or any of its material Subsidiaries is appointed;

(o) a court makes an order for the winding up of Healthscope or any of its material Subsidiaries;

(p) an administrator of Healthscope or of any of its material Subsidiaries is appointed under sections 436A, 436B or 436C of the Corporations Act;

(q) Healthscope or any of its material Subsidiaries ceases or threatens to cease, to carry on business;

(r) Healthscope or any of its material Subsidiaries executes a deed of company arrangement;

(s) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of Healthscope or any of its material Subsidiaries;

(t) Healthscope or any of its material Subsidiaries is deregistered as a company or otherwise dissolved;

(u) Healthscope or any of its material Subsidiaries is or becomes unable to pay its debts when they fall due;

(v) the Healthscope Commitment Letter is terminated prior to the Healthscope Facility Agreement being executed and becoming effective, the Healthscope Facility Agreement is terminated or does not reflect the terms of the Healthscope Commitment Letter in all material respects, there is any material change to the terms of the Healthscope Commitment Letter or the Healthscope Facility Agreement which is disadvantageous to the Healthscope Group or the Merged Group, or Healthscope waives any material right thereunder or enters into any new agreement in relation to their subject matter;

(w) the trustee of any trust in which Healthscope or any Subsidiary of Healthscope has an interest of more than 50% and which would, if it were a company, be a material Subsidiary of Healthscope, undertaking an action in respect of that trust if the corresponding action, in the case of Healthscope and its material Subsidiaries, would (mutatis mutandis) constitute a Healthscope Prescribed Occurrence.

Healthscope Prospectus	means the disclosure document to be provided by Healthscope to Symbion Health prepared in accordance with the requirements of Chapter 6D of the Corporations Act in respect of the issue of the Consideration Shares.

Healthscope Reduced Break Fee	means an amount equal to $10 million.
Healthscope Resolutions	means: (a) **(Listing Rule 7.1)** an ordinary resolution of Healthscope Shareholders for the purposes of approving the issue of the Consideration Shares for the purposes of Listing Rule 7.1 in accordance with the requirements of ASX and the Listing Rules; (b) **(Listing Rule 11.1)** if required by ASX, an ordinary resolution of Healthscope Shareholders for the purposes of satisfying the requirements of ASX and the Listing Rules in relation to the Diagnostics Transaction under Listing Rule 11.1; (c) **(Section 611 of the Corporations Act)** unless Healthscope has obtained an exemption from the relevant provisions of Chapter 6 of the Corporations Act in relation to the Diagnostics Transaction, an ordinary resolution of Healthscope Shareholders approving the acquisition of any Relevant Interest in Healthscope Shares by Symbion Health or (if applicable) Healthscope in relation to the Diagnostics Transaction for the purposes of, and in accordance with, section 611, item 7 of the Corporations Act; and (d) any other approvals required by law, the Listing Rules, ASIC or ASX of Healthscope Shareholders reasonably considered by Healthscope to be necessary in order to implement the Diagnostics Transaction.
Healthscope Shareholder	means a person who is registered in the Healthscope Share Register as a holder of Healthscope Shares.
Healthscope Shareholder Materials	means the material required by law and the Listing Rules to be provided by Healthscope to Healthscope Shareholders in connection with the Healthscope Resolutions and includes the Healthscope Diagnostics Independent Expert's Report (if any).
Healthscope Share Register	means the register of members of Healthscope maintained by or on behalf of Healthscope in accordance with section 168(1) of the Corporations Act.
Healthscope Shares	means fully paid ordinary shares in the capital of Healthscope.
Healthscope VWAP	means the average (calculated to 2 decimal places) of the volume weighted average share prices for Healthscope Shares traded on ASX (excluding any and all special crossings, crossings made prior to the commencement of normal trading, crossings made during the closing phase or the after hours adjust phase, overseas trades and overnight crossings or trades pursuant to the exercise of options over Healthscope Shares, and any other trades which Symbion Health and Healthscope reasonably agree to exclude on the basis that they are not representative of the general price at which Healthscope Shares are trading on ASX in the context of trading in Healthscope Shares on any day on which the trades took place) on each of the Trading Days comprising the Healthscope VWAP Period.
Healthscope VWAP Period	means the 10 Trading Days prior to, but not including, the day of the Symbion Health Meeting Date, save that if the Symbion Health General Meeting is adjourned, postponed or otherwise delayed pursuant to clause 4.7(b)(ii) as a result of the circumstances set out in clause 4.7(a)(ii), the Healthscope VWAP Period means the 10 Trading Days prior to, but not including, the date on which the Symbion Health General Meeting was originally convened by Symbion Health to be held.
Healthscope Warranties	means the representations and warranties made by Healthscope set out in item 1 of Schedule 1.
Implementation Date	has the meaning given in the C&P Scheme Implementation Deed.

Ineligible Overseas Shareholder	means: (a) a Symbion Health Shareholder (other than a U.S. Shareholder) whose address as shown in the Symbion Health Share Register at the Record Date is a place outside Australia and its external territories, unless Healthscope and Symbion Health are satisfied, acting reasonably, that the laws of that Symbion Health Shareholder's country of residence (as shown in the Symbion Health Share Register) permit the distribution in specie of Healthscope Shares to that Symbion Health Shareholder pursuant to the Capital Reduction and Share Distribution Dividend, either unconditionally or after compliance with conditions which Healthscope in its sole discretion regards as acceptable; and (b) if an exemption from the registration requirements of the U.S. Securities Act of 1933 is not available for the distribution of the Consideration Shares pursuant to Rule 802 under the U.S. Securities Act of 1933, on terms reasonably acceptable to Healthscope and Symbion Health, also includes a Symbion Health Shareholder who Symbion Health is aware, or has reason to believe, is a US Shareholder.
Indemnified Parties	means: (a) in respect of Healthscope, the Healthscope Indemnified Parties; and (b) in respect of Symbion Health, the Symbion Health Indemnified Parties.
ITAA 1936	means the Income Tax Assessment Act 1936 (Cth).
ITAA 1997	means the Income Tax Assessment Act 1997 (Cth).
Joint Venture Companies	means any person other than a Diagnostics Entity in which a Diagnostics Entity has a shareholding or other equity or beneficial interest.
Lantern	means Lantern Bidco Pty Limited ACN 127 183 886.
Listing Rules	means the official listing rules of ASX.
Lock-up Period	means the period commencing on the date of this deed and ending on the earlier of: (a) the date this deed is terminated in accordance with its terms; (b) the Completion Date; and (c) the End Date.
Maximum Exchange Ratio	means 246/530.
Merged Group	means Healthscope and its Subsidiaries following Completion.
Minimum Exchange Ratio	means $2.66/Protection Roof Expiry.
Original Scheme	has the meaning given in clause 13.8(a).
Original Scheme Implementation Deed	means the scheme implementation deed between Symbion Health and Healthscope dated 28 May 2007, as amended on 2 August 2007.
Participating Shareholder	means each person registered in the Symbion Health Share Register as the holder of Symbion Health Shares as at the Record Date.
Permitted Healthscope Dividend	means a dividend (which may be fully franked) of up to $0.095 per Healthscope Share in respect of the financial year ending 30 June 2007.
Permitted Symbion Health Dividend	means: (a) the Symbion Health FY07 Dividend; and (b) the Share Distribution Dividend.
Pharmacy Business	means the pharmacy services and distribution businesses of the Symbion Health Group which, for the avoidance of doubt, do not include the Diagnostics Businesses.
Policy Statements	means all regulatory guidelines, policy statements and practice notes published by ASIC and in force at the date of this deed.

Prospectus Disclosure	means the information to be prepared and provided by Healthscope to Symbion Health in relation to Healthscope and the Consideration Shares in connection with the distribution in specie of the Consideration Shares under the Capital Reduction and the Share Distribution Dividend as though it were being prepared to satisfy the disclosure requirements of Chapter 6D.2 on the basis that disclosure was being made to Symbion Health Shareholders.
Protection Floor	means $5.30.
Protection Roof Exchange Ratio	means $2.66/Healthscope VWAP.
Protection Roof Expiry	means the Protection Roof Strike + $0.45.
Protection Roof Strike	means $2.66/Base Exchange Ratio.
Recapitalisation Steps	means the steps, documents and other transactions set out in or contemplated by the Recapitalisation Steps Document.
Recapitalisation Steps Document	means the document entitled 'Agreed Recapitalisation Steps' initialled by Symbion Health, Lantern and Healthscope for the purposes of identification (or such other substitute or replacement document agreed between Symbion Health, Lantern and Healthscope in writing).
Record Date	means 7:00 pm on the date which is 5 Business Days after the Symbion Health Meeting Date or such other date as agreed between the parties.
Related Body Corporate	has the meaning given in the Corporations Act.
Relevant Interest	has the meaning given in the Corporations Act.
Relevant Undertakings	means the undertakings given or proposed to be given by Healthscope to the ACCC in connection with the Diagnostics Transaction.
Representative	means, in respect of a party, its Related Bodies Corporate and each director, officer, employee, advisor, agent or representative of that party and its Related Bodies Corporate.
Restructure Agreement	means the document entitled 'Restructure Agreement' initialled by Symbion Health, Lantern and Healthscope for the purposes of identification (or such other substitute or replacement document agreed between Symbion Health, Lantern and Healthscope in writing).
Senior Executives	means each employee of Symbion Health whose salary for the year commencing 1 July 2007 is in excess of $175,000 per annum.
Share Distribution Dividend	means the payment of a special dividend by Symbion Health by the distribution in specie by Symbion Health to Participating Shareholders (or in the case of Ineligible Overseas Shareholders, to a nominee in accordance with clause 5.8) of that number of Consideration Shares the directors of Symbion Health resolve to distribute.
Shared Services Agreement	has the meaning given to that term in the Diagnostics Sale and Purchase Agreement.
SH Holdings	means Symbion Healthcare Holdings Pty Ltd ACN 078 954 631.
Significant Undertakings	has the meaning given to it in clause 10.3(b).
Subsidiary	has the meaning given to that term in the Corporations Act.
Superior Healthscope Proposal	means a Healthscope Competing Proposal which in the determination of the Healthscope Board, acting in good faith and in order to satisfy what the Healthscope Board considers to be its fiduciary or statutory duties (after having taken advice from its financial and legal advisers), would, if completed substantially in accordance with its terms and taking into account the terms and conditions of the applicable proposal, transaction or arrangement, result in a transaction more favourable to the Healthscope Shareholders than the Diagnostics Transaction.

Superior Symbion Health Proposal	means a Competing Proposal which in the determination of the Symbion Health Board, acting in good faith and in order to satisfy what the Symbion Health Board considers to be its fiduciary or statutory duties (after having taken advice from its financial and legal advisers), would, if completed substantially in accordance with its terms and taking into account the terms and conditions of the Competing Proposal, result in a transaction more favourable to the Symbion Health Shareholders than: (i) the Diagnostics Transaction; or (ii) the Transactions viewed in aggregate.
Symbion Health Board	means the board of directors of Symbion Health.
Symbion Health Break Fee	means an amount equal to $19.575 million.
Symbion Health Data Room	means the data room established by Symbion Health to allow Healthscope to undertake due diligence in respect of the Symbion Health Group, the index for which is attached to the Symbion Health Disclosure Letter.
Symbion Health Diagnostics Independent Expert	means the independent expert to be engaged by Symbion Health to prepare a report regarding the Diagnostics Transaction for inclusion in the Symbion Health Shareholder Material.
Symbion Health Diagnostics Independent Expert's Report	means the report from the Symbion Health Diagnostics Independent Expert, and any update to such report that the Symbion Health Diagnostics Independent Expert issues.
Symbion Health Disclosure Letter	means the letter executed by Symbion Health and given to Healthscope immediately before execution of this deed.
Symbion Health ESTIP	means the Symbion Health Executive Short Term Incentive Plan adopted by the Board of Symbion Health on or about 28 July 2006, as subsequently amended or varied.
Symbion Health FY07 Dividend	means the fully franked dividend of $0.05 per Symbion Health Share declared by Symbion Health in respect of the financial year ended 30 June 2007.
Symbion Health General Meeting	means the meeting of Symbion Health Shareholders to be convened by Symbion Health as required by clause 7.2.
Symbion Health Group	means Symbion Health and each of its Subsidiaries.
Symbion Health Indemnified Parties	means the directors, officers and employees of Symbion Health and each of its Related Bodies Corporate other than the Diagnostics Entities.
Symbion Health Information	means: (a) all information included in the Symbion Health Shareholder Materials, other than: (i) any information provided by or on behalf of Healthscope to Symbion Health or its Representatives for inclusion in the Symbion Health Shareholder Materials; (ii) the Symbion Health Diagnostics Independent Expert's Report; (iii) the Prospectus Disclosure; and (iv) the Symbion Health Investigating Accountant's Report; and (b) any information provided by or on behalf of Symbion Health to Healthscope or its Representatives for inclusion in the Healthscope Shareholder Materials or the Healthscope Prospectus.
Symbion Health Insurance and Indemnity Deeds	means the individual insurance and indemnity deeds entered into by Symbion Health with the directors and officers of Symbion Health in connection with the Transactions, a list of whose names has been initialled by Healthscope and Symbion Health.
Symbion Health Investigating Accountant's Report	means the report from KPMG to be addressed to the Symbion Health Board and included in the Symbion Health Shareholder Materials.

Symbion Health Material Adverse Change	means any event, occurrence or matter which individually or when aggregated with all such events, occurrences or matters: (a) diminishes, or is reasonably likely to diminish, (whether now or in the future) the consolidated net assets of the Diagnostics Businesses by an amount equal to $33 million or more; (b) diminishes, or is reasonably likely to diminish, (whether now or in the future) the earnings before interest and tax of the Diagnostics Businesses by an amount equal to $16 million or more (which amount shall be calculated after taking into account any event, occurrence or matter not disclosed prior to the date of this deed which has or could reasonably be expected to have a positive effect on the earnings before interest and tax of the Diagnostics Businesses); or (c) has the result that the Diagnostics Entities are unable to carry on their business in substantially the same manner as carried on as at the date of this deed, or which otherwise materially and adversely affects the prospects of the Diagnostics Businesses, other than an event, occurrence or matter: (d) required to be undertaken or procured by the Symbion Health Group pursuant to the Transaction Documents; or (e) to the extent fairly disclosed in the Symbion Health Disclosure Letter or the Symbion Health Data Room; or (f) arising out of: (ii) any proceedings in any Court or before any Government Agency (including the Takeovers Panel); or (iii) other litigation, whether commenced, notified or threatened by ASIC or a Symbion Health shareholder (in its capacity as a Symbion Health shareholder, and not otherwise) that is caused by or arising out of the Diagnostics Transaction or the Transactions (and for the avoidance of doubt, it is agreed that any proceedings or litigation caused by or arising out of the transactions contemplated by the Restructure Agreement are not intended to be covered by the exclusion in this paragraph (f)).
Symbion Health Meeting Date	means the date that the meeting convened by Symbion Health in accordance with clause 7.2 for the purposes of Symbion Health Shareholders approving the Symbion Health Resolutions is held (or, if the meeting is opened and then adjourned, the date on which the voting on the Symbion Health Resolutions takes place (or is concluded, if later)).
Symbion Health Prescribed Occurrence	means the occurrence of any of the following events (other than as required to be undertaken or procured by the Symbion Health Group pursuant to and in accordance with the Transaction Documents (including the Capital Reduction, a Permitted Symbion Health Dividend and the Recapitalisation Steps or any actions to be taken in order to comply with any undertakings given to the ACCC by Healthscope or any of its Related Bodies Corporate including as contemplated by clause 10), or to the extent fairly disclosed in the Symbion Health Disclosure Letter or the Symbion Health Data Room (including in the budgets for Symbion Health for the financial years ending on 30 June 2007 and 30 June 2008) or agreed to in writing by Healthscope): (a) Symbion Health or any Diagnostics Entity converts all or any of its securities into a larger or smaller number of securities; (b) Symbion Health or any Diagnostics Entity resolves to reduce its capital in any way;

Symbion Health Prescribed Occurrence (continued)	(c) Symbion Health or any Diagnostics Entity: (i) enters into a buy-back agreement; or (ii) resolves to approve the terms of a buy-back agreement under section 257C(1) or section 257D(1) of the Corporations Act; (d) Symbion Health or any Diagnostics Entity issues securities, or grants an option over or to subscribe for its securities, or agrees to make such an issue or grant such an option, other than to a wholly-owned Subsidiary of Symbion Health; (e) Symbion Health or any Diagnostics Entity issues, or agrees to issue, convertible notes or any other security convertible into shares, other than to a wholly-owned Subsidiary of Symbion Health; (f) Symbion Health or any Subsidiary of Symbion Health agrees to pay, declares or pays a dividend or any other form of distribution of profits or capital, other than: (i) the declaration and payment by Symbion Health of the Permitted Symbion Health Dividend; or (ii) the declaration and payment by any Subsidiary of Symbion Health of a dividend where the recipient of that dividend is Symbion Health or a wholly-owned Subsidiary of Symbion Health; (g) Symbion Health makes any change to its constitution; (h) Symbion Health or any of its Subsidiaries acquires or agrees to acquire any assets (excluding trading stock), properties or businesses, or incurs, agrees to incur or enters into a commitment or a series of commitments involving capital expenditure by the Symbion Health Group, whether in one transaction or a number of such transactions, where the amounts or value involved in such transaction, transactions, commitments or series of commitments exceeds $50 million in aggregate; (i) Symbion Health or any of its Subsidiaries disposes of, or agrees to dispose of, any assets (excluding trading stock and receivables sold into the securitisation program), properties or businesses, whether in one transaction or a number of such transactions, where the amount or value involved in such transaction or transactions exceeds $50 million in aggregate; (j) Symbion Health or any of the Diagnostics Entities creating, or agreeing to create, any mortgage charge, lien or other encumbrance over its business or any part of its property other than in the ordinary course of its business; (k) Symbion Health or any Subsidiary of Symbion Health incurring any financial indebtedness or issuing any indebtedness or debt securities, other than in the ordinary course of business or pursuant to advances under its credit facilities in existence as at the date of this deed where the funds drawn pursuant to those advances are used in the ordinary course of business or in connection with a purpose that is contemplated and permitted in paragraph (h) of this definition; (l) Symbion Health or any of the Diagnostics Entities making any loans, advances or capital contributions to, or investments in, any other person, other than in the Diagnostics Businesses or to any wholly-owned Subsidiary of a Diagnostics Entity in the ordinary course of business, or otherwise in the ordinary course of business;

Symbion Health Prescribed Occurrence (continued)	(m) Symbion Health or any Subsidiary of Symbion Health: (i) paying any bonus to any director or executive of Symbion Health or any Subsidiary of Symbion Health, other than bonuses payable to executives for the year ending 30 June 2007 in accordance with the employment terms of that executive in existence as at 2 May 2007 and in the ordinary and usual course of business on the basis of principles consistent with those applied for the payment of bonuses by Symbion Health or the relevant Subsidiary of Symbion Health for the year ended 30 June 2006 (provided that, for the avoidance of doubt, the payment of any bonus in accordance with such employment terms requires that the applicable performance targets or benchmarks relating to the payment of the bonus are satisfied and that any other applicable conditions are fulfilled); (ii) increases the remuneration or compensation of any executive director or executive of Symbion Health or any Subsidiary of Symbion Health other than in accordance with Symbion Health's normal salary review procedure; or (iii) grants to any director or executive of Symbion Health or any Subsidiary of Symbion Health any increase in severance or termination pay or superannuation entitlements; (n) Symbion Health or any of the material Diagnostics Entities resolves that it be wound up or an application or order is made for the winding up or dissolution of Symbion Health or any of the material Diagnostics Entities other than where the application or order (as the case may be) is set aside within 14 days; (o) a liquidator or provisional liquidator of Symbion Health or any of the material Diagnostics Entities is appointed; (p) a court makes an order for the winding up of Symbion Health or any of the material Diagnostics Entities; (q) an administrator of Symbion Health or any of the material Diagnostics Entities is appointed under sections 436A, 436B or 436C of the Corporations Act; (r) Symbion Health or any of the material Diagnostics Entities ceases, or threatens to cease, to carry on business; (s) Symbion Health or any of the material Diagnostics Entities executes a deed of company arrangement; (t) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of any of the material Diagnostics Entities; (u) Symbion Health or any of the material Diagnostics Entities is deregistered as a company or otherwise dissolved; (v) Symbion Health or any of the material Diagnostics Entities is or becomes unable to pay its debts when they fall due; or (w) the trustee of any trust in which any of the material Diagnostics Entities has an interest of more than 50% and which would, if it were a company, be a material Subsidiary of SH Holdings undertaking an action in respect of that trust if the corresponding action, in the case of any of the material Diagnostics Entities, would (mutatis mutandis) constitute a Symbion Health Prescribed Occurrence.

Symbion Health Prescribed Occurrence (continued)	save that where any exception to paragraphs (d), (e) or (f) of this definition involves a dealing or transaction between Symbion Health and a wholly-owned Subsidiary of Symbion Health or between two or more wholly-owned Subsidiaries of Symbion Health, that exception will only apply if and to the extent that the dealing is between two or more entities each of which is a Diagnostics Entity or two or more entities each of which is a C&P Entity, but not between, on the one hand, an entity which is a Diagnostics Entity and, on the other hand, an entity which is a C&P Entity (provided that this does not prevent the declaration or payment by any Subsidiary of Symbion Health of a dividend to Symbion Health or a wholly-owned Subsidiary of Symbion Health for the purpose of enabling Symbion Health to pay a Permitted Symbion Health Dividend).
Symbion Health PRP	means the Symbion Health Performance Rights Plan adopted by the Board of Symbion Health on or about 28 July 2006, as subsequently amended or varied.
Symbion Health Resolutions	means: (a) **(Listing Rule 11.1)** if required by ASX, an ordinary resolution of Symbion Health Shareholders for the purposes of satisfying the requirements of ASX and the Listing Rules in relation to the Diagnostics Transaction under Listing Rule 11.1; (b) **(Listing Rule 11.2)** if required by ASX, an ordinary resolution of Symbion Health Shareholders for the purposes of satisfying the requirements of ASX and the Listing Rules in relation to the Diagnostics Transaction under Listing Rule 11.2; (c) **(Capital Reduction)** an: (i) ordinary resolution of Symbion Health Shareholders approving the Capital Reduction for the purposes of section 256C(1) of the Corporations Act, in the form set out in section 1 of Schedule 3 of this deed (or in such other form as Symbion Health and Healthscope may agree in writing); and (ii) ordinary resolution of Symbion Health Shareholders approving the resolution set out in section 2 of Schedule 3 of this deed (or in such other form as Symbion Health and Healthscope may agree in writing); and (d) any other approvals required by law, the Listing Rules, ASIC or ASX of Symbion Health Shareholders reasonably considered by Symbion Health as necessary in order to implement the Diagnostics Transaction.
Symbion Health Share Register	means the register of members of Symbion Health maintained by or on behalf of Symbion Health in accordance with section 168(1) of the Corporations Act.
Symbion Health Shareholder	means a person who is registered in the Symbion Health Share Register as a holder of Symbion Health Shares.
Symbion Health Shareholder Materials	means the material required by law and the Listing Rules to be provided by Symbion Health to Symbion Health Shareholders in connection with the Symbion Health Resolutions and the implementation of the Diagnostics Transaction, including the Prospectus Disclosure.
Symbion Health Shares	means fully paid ordinary shares in the capital of Symbion Health.
Symbion Health Share Sale Deed	means the document entitled 'Share Sale Deed' initialled by Symbion Health, Lantern and Healthscope for the purposes of identification (or such other substitute or replacement document agreed between Symbion Health, Lantern and Healthscope in writing).
Symbion Health Warranties	means the representations and warranties made by Symbion Health set out in item 2 of Schedule 1.
Tax	includes any tax, levy, impost, deduction, charge, rate, duty, compulsory loan or withholding that is levied or imposed by a Government Authority, and any related interest, penalty, charge, fee or other amount.

Third Party	means any of the following: (a) a person other than Healthscope or any of its Related Bodies Corporate; or (b) a consortium, partnership, limited partnership, syndicate or other group in which neither Healthscope nor any of its Related Bodies Corporate has agreed in writing to be a participant.
Timetable	means the indicative timetable in relation to the Transactions set out in Schedule 2, or such other indicative timetable as may be agreed in writing by Symbion Health and Healthscope.
Trading Day	has the meaning given in the Listing Rules.
Transaction Completion Payment	means a cash payment to be paid to any Senior Executive at the discretion of Symbion Health, in accordance with clause 8.3.
Transaction Documents	means: (a) this deed; (b) the Diagnostics Sale and Purchase Agreement; (c) the C&P Scheme Implementation Deed; (d) the "Scheme" as that term is defined in the C&P Scheme Implementation Deed; (e) the "Lantern Deed Poll" as that term is defined in the C&P Scheme Implementation Deed; (f) the Restructure Agreement; (g) the Recapitalisation Steps Document; and (h) the Shared Services Agreement.
Transactions	means the proposed transactions pursuant to which: (a) Symbion Health and Healthscope will effect the Diagnostics Transaction; (b) Symbion Health will propose the C&P Scheme to Symbion Health Shareholders in accordance with the terms of the C&P Scheme Implementation Deed; and (c) if the C&P Scheme becomes Effective (as defined in the C&P Scheme Implementation Deed), Lantern will acquire all of the shares in Symbion Health on the terms and conditions of the C&P Scheme.
US Shareholder	means a Symbion Health Shareholder who: (a) is a resident of, or a person in, the United States; or (b) who holds Symbion Health Shares on behalf of a resident of, or a person in, the United States who beneficially owns Symbion Health Shares, but only with respect to such beneficially owned Symbion Health Shares and not with respect to any other holding of Symbion Health Shares beneficially owned by a person who is not a resident of, or a person in, the United States.

1.2 Interpretation

In this deed headings and words in bold are for convenience only and do not affect the interpretation of this deed and, unless the contrary intention appears:

(a) a word importing the singular includes the plural and vice versa, and a word indicating a gender includes every other gender;

(b) the word "including" or any other form of that word is not a word of limitation;

(c) if a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(d) a reference to a "person" includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture (whether incorporated or unincorporated), a partnership, a trust, other bodies corporate and bodies politic, substitutes (including, without limitation, persons taking by novation) and assigns;

(e) a reference to a party includes that party's executors, administrators, successors and permitted assigns, including persons taking by way of novation and, in the case of a trustee, includes any substituted or additional trustee;

(f) a reference to a document (including this deed) is to that document as varied, novated, ratified or replaced from time to time;

(g) a reference to a party, paragraph, clause, schedule, exhibit, attachment or annexure is a reference to a party, clause, schedule, exhibit, attachment or annexure to or of this deed, and a reference to this deed includes all schedules, exhibits, attachments and annexures to it;

(h) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(i) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(j) a reference to a time is to that time in Melbourne, Australia;

(k) a reference to a statute includes any regulations or other instruments made under it and a reference to a statute or any regulation or other instrument made under it or a provision of any such statute, regulation or instrument includes consolidations, amendments, re enactments and replacements;

(l) a reference to a matter of which Symbion Health is "aware", means a matter of which any of the following individuals have actual knowledge or awareness:

- (i) Robert Cooke;
- (ii) John Hickey;
- (iii) Mark Hooper;
- (iv) Timothy Paine; and
- (v) the direct reports of the above individuals;

(m) a reference to a matter of which Healthscope is "aware", means a matter of which any of the following individuals have actual knowledge or awareness:

- (i) Bruce Dixon;
- (ii) Josef Czyzewski;
- (iii) Vita Pepe;
- (iv) AJ Matthew Egan; and
- (v) the direct reports of the above individuals;

(n) a reference to a "liability" incurred by any person includes any liability of that person arising from or in connection with any obligation (including indemnities and all other obligations owed as principal or guarantor) whether liquidated or not, whether present, prospective or contingent and whether owed, incurred or imposed by or to or on account of or for the account of that person alone, severally or jointly or jointly and severally with any other person;

(o) a reference to a "loss" incurred by any person includes any loss, liability, damage, cost, charge, expense which the person pays, incurs or is liable for and any other diminution of value of any description which the person suffers, including all liabilities on account of taxes or duties, all interest, penalties, fines and other amounts payable to third parties and all reasonable legal expenses and other expenses in connection with investigating or defending any claim, action, demand or proceeding, whether or not resulting in any liability, and all amounts paid in settlement of any such claims;

(p) a reference to "$", "A$" or "dollar" is to Australian currency; and

(q) this deed, or a provision of this deed, must not be construed adversely to a party just because that party prepared it or caused it to be prepared.

1.3 Best and reasonable endeavours

Any provision of this deed which requires a party to use best endeavours, or reasonable endeavours, or to take all steps reasonably necessary, to procure that something is performed or occurs does not include any obligation:

(a) to pay any significant sum of money or to provide any significant financial compensation, valuable consideration or any other incentive to or for the benefit of any person, except for payment of any applicable fee for the lodgement or filing of any relevant application with any Government Authority or fees to any professional advisers; or

(b) to commence any legal action or proceeding against any person, to procure that that thing is done or happens,

except where that provision expressly specifies otherwise.

1.4 Business Day

Except where otherwise expressly provided, where under this deed the day on which any act, matter or thing is to be done is a day other than a Business Day, such act matter or thing shall be done on the immediately preceding Business Day.

2. Operation of this deed

2.1 Original Scheme Implementation Deed

Upon the execution of this deed by each of Healthscope and Symbion Health, the Original Scheme Implementation Deed is terminated and ceases to have any effect or be binding on the parties and, despite anything to the contrary in the Original Scheme Implementation Deed, no rights or obligations of either party under the Original Scheme Implementation Deed survive its termination.

2.2 No claim

No party to this deed or the Original Scheme Implementation Deed will have any claim on any other party to this deed or the Original Scheme Implementation Deed as a consequence of clause 2.1 above.

3. Agreement to propose Diagnostics Transaction

3.1 Transaction Steps

Subject to the terms and conditions of this deed, the parties agree to implement the Diagnostics Transaction as follows:

(a) Healthscope agrees to propose the Healthscope Resolutions;

(b) Symbion Health agrees to propose the Symbion Health Resolutions;

(c) on the Completion Date, Symbion Health and Healthscope agree to execute the Diagnostics Sale and Purchase Agreement and complete the transactions the subject of the Diagnostics Sale and Purchase Agreement in accordance with the terms and conditions of the Diagnostics Sale and Purchase Agreement;

(d) on the Completion Date, Healthscope agrees to issue the Consideration Shares in accordance with clause 5.4;

(e) Healthscope agrees that it will comply with clause 6.4 in relation to the preparation, lodgement and issue of a Healthscope Prospectus; and

(f) Symbion Health agrees to effect the Capital Reduction and pay the Share Distribution Dividend, and comply with clause 5.3 in relation to the implementation of the Capital Reduction and the Share Distribution Dividend,

in each case on and subject to the terms and conditions (including clause 4.1) of this deed (and, as applicable, the other Transaction Documents), and substantially in accordance with the Timetable.

3.2 Assistance

The parties agree to provide the following assistance in the implementation of the steps referred to in clause 3.1:

(a) Symbion Health agrees to assist Healthscope in seeking the Healthscope Resolutions; and

(b) Healthscope agrees to assist Symbion Health in seeking the Symbion Health Resolutions,

on and subject to the terms and conditions (including clause 4.1) of this deed, and substantially in accordance with the Timetable.

4. Conditions and pre-implementation steps

4.1 Conditions precedent to Completion

The obligations of Symbion Health and of Healthscope under clause 5 do not become binding on the parties until each of the following conditions has been fulfilled or waived in accordance with clause 4.4:

(a) **(Symbion Health Resolutions)** Symbion Health Shareholders approve the Symbion Health Resolutions by the majorities required by law and the Listing Rules, as applicable;

(b) **(Healthscope Resolutions)** Healthscope Shareholders approve the Healthscope Resolutions by the majorities required by law and the Listing Rules, as applicable;

(c) **(Regulatory Approvals and Modifications)** ASX and ASIC issue or provide such consents or approvals, or do other acts as are necessary to implement the Diagnostics Transaction before 8:00am on the Symbion Health Meeting Date and, if clause 4.5(c) applies, before 11:59 pm on the day before the Completion Date;

(d) **(Restructure Agreement)** the execution of the Restructure Agreement by all of the parties thereto on or before 5:00 pm on the Business Day immediately after the Symbion Health Meeting Date

(e) **(Completion of Recapitalisation Steps)** all of the Recapitalisation Steps referred to in paragraph 5(d) of the Recapitalisation Steps Document being completed in accordance with the Recapitalisation Steps Document before 11:59 pm on the day before the Completion Date;

(f) **(No Symbion Health Material Adverse Change)** no Symbion Health Material Adverse Change occurs after 28 May 2007 and before 8:00am on the Symbion Health Meeting Date and, if clause 4.5(c) applies, before the time of Completion on the Completion Date;

(g) **(No Symbion Health Prescribed Occurrence)** no Symbion Health Prescribed Occurrence occurs or becomes known to Healthscope after 28 May 2007 and before 8:00am on the Symbion Health Meeting Date and, if clause 4.5(c) applies, before the time of Completion on the Completion Date;

(h) **(Symbion Health Warranties)** the:

(i) Symbion Health Warranties that are qualified as to materiality are true and correct; and

(ii) Symbion Health Warranties that are not so qualified are true and correct in all material respects,

in each case as at the date of this deed and as at the time immediately before 8:00am on the Symbion Health Meeting Date and, if clause 4.5(c) applies, before Completion on the Completion Date as though made on and as of that time;

(i) **(No Healthscope Material Adverse Change)** no Healthscope Material Adverse Change occurs after 28 May 2007 and before 8:00am on the Symbion Health Meeting Date and, if clause 4.5(c) applies, before the time of Completion on the Completion Date;

(j) **(No Healthscope Prescribed Occurrence)** no Healthscope Prescribed Occurrence occurs or becomes known to Symbion Health after 28 May 2007 and before 8:00am on the Symbion Health Meeting Date and, if clause 4.5(c) applies, before the time of Completion on the Completion Date;

(k) **(Healthscope Warranties)** the Healthscope Warranties that are qualified as to materiality are true and correct, and the Healthscope Warranties that are not so qualified are true and correct in all material respects, in each case as at the date of this deed and as at the time immediately before 8:00am on the Symbion Health Meeting Date and, if clause 4.5(c) applies, before Completion on the Completion Date as though made on and as of that time;

(l) **(No restraint)** no judgment, order, decree, statute, law, ordinance, rule or regulation, or other temporary restraining order, preliminary or permanent injunction, restraint or prohibition, entered, enacted, promulgated, enforced or issued by any court or other Government Authority of competent jurisdiction, remains in effect as at the time immediately preceding Completion which prohibits, materially restricts, makes illegal or enjoins Completion;

(m) **(ATO ruling)** a class ruling (or class rulings) is gazetted by the Australian Taxation Office before 8:00am on the Symbion Health Meeting Date (and remains in force, and is not withdrawn or revoked, before the Symbion Health Meeting Date) confirming that:

(i) a demerger, as described under section 125-70 of the ITAA 1997, will happen to a demerger group which includes Symbion Health and Healthscope when the Consideration Shares are distributed in specie to Symbion Health Shareholders pursuant to the Capital Reduction and the Share Distribution Dividend;

(ii) any profit recognised by Symbion Health in accounting for the demerger that is credited (but not paid in cash) to shareholders will be a dividend paid to Symbion Health Shareholders under the demerger and will qualify as a demerger dividend such that it will not be assessable income or exempt income, pursuant to subsection 44(4) of the ITAA 1936;

(iii) the Commissioner of Taxation will not make a determination under:

A. subsection 45B(3) of the ITAA 1936 that section 45BA of the ITAA 1936 will apply to demerger benefits provided to Symbion Health Shareholders; or

B. subsections 45A(2) or 45B(3) of the ITAA 1936 that section 45C of the ITAA 1936 will apply to capital benefits provided to Symbion Health Shareholders;

(n) **(ATO private ruling)** a private ruling is issued by the Australian Taxation Office before 8:00am on the Symbion Health Meeting Date (and remains in force, and is not withdrawn or revoked, before the Symbion Health Meeting Date) confirming that Symbion Health will be entitled to access CGT roll-over relief pursuant to Subdivision 124-M of the ITAA 1997 in respect of all capital proceeds received on the disposal by Symbion Health of shares in SH Holdings pursuant to the Diagnostics Transaction;

(o) **(Quotation of Healthscope Shares)** the Healthscope Shares to be issued as the Consideration Shares have been approved for official quotation by ASX (any such approval may be subject to customary conditions) before 8:00am on the Symbion Health Meeting Date and, if clause 4.5(c) applies, before 11:59 pm on the day before the Completion Date;

(p) **(Symbion Health Diagnostics Independent Expert's Report)** the Symbion Health Diagnostics Independent Expert provides a report to the Symbion Health Board stating that in its opinion the Diagnostics Transaction is (as applicable) fair and reasonable for Symbion Health Shareholders or in the best interests of Symbion Health Shareholders, and the Symbion Health Diagnostics Independent Expert does not change its conclusion or withdraw its report by notice in writing to Symbion Health prior to 8:00am on the Symbion Health Meeting Date;

(q) **(Diagnostics SPA Warranties)** the Diagnostics SPA Warranties that are qualified as to materiality are true and correct, and the Diagnostics SPA Warranties that are not so qualified are true and correct in all material respects, as at the date of the Diagnostics Sale and Purchase Agreement and as at the time immediately before 8:00am on the Symbion Health Meeting Date and, if clause 4.5(c) applies, before Completion on the Completion Date (tested as if the Diagnostics Sale and Purchase Agreement had been executed at that time) as though made on and as of each of those times;

(r) (S&P/ASX 200 Index) the S&P/ASX 200 is not 15% or more below its level as at the close of trading on 28 May 2007, at the close of trading on any 5 Trading Days during the Healthscope VWAP Period;

(s) (Healthscope Diagnostics Independent Expert's Report) if Healthscope commissions a Healthscope Diagnostics Independent Expert's Report, the Healthscope Diagnostics Independent Expert provides a report to the Healthscope Board stating that in its opinion the Diagnostics Transaction is (as applicable) fair and reasonable for Healthscope Shareholders or in the best interests of Healthscope Shareholders, and the Healthscope Diagnostics Independent Expert does not change its conclusion or withdraw its report by notice in writing to Healthscope prior to 8:00am on the Healthscope Meeting Date;

(t) (no prospectus under foreign laws) Healthscope and Symbion Health being reasonably satisfied, as at 8:00am on the Symbion Health Meeting Date, that no prospectus, disclosure document or other similar document or filing would be required under the laws of any jurisdiction (other than Australia) in which any Symbion Health Shareholder (or any person on whose behalf a Symbion Health Shareholder holds Symbion Health Shares) in connection with the Diagnostics Transaction (including in connection with the despatch of the Symbion Health Shareholder Materials, the Symbion Health General Meeting, the distribution (or transfer, as applicable) of the Consideration Shares under the Capital Reduction or the Share Distribution Dividend, or the issue (or any subsequent onsale) of the Consideration Shares), other than filings that are not materially onerous in order to take advantage of exemptions or exceptions to any such laws; and

(u) (No CGT event L5 gain) as at 8:00am on the Symbion Health Meeting Date, Symbion Health provides a written report to Healthscope confirming that no capital gain or gains will arise for Symbion Health pursuant to CGT event L5, or otherwise, as a result of the Diagnostics Transaction, or that any such gain or gains that will arise will not exceed $1 million in aggregate, provided that this Condition is not satisfied unless the report:

   (i) sets out in full detail all relevant calculations undertaken in accordance with Division 711 of the Income Tax Assessment Act 1997 (Cth) in respect of each company ceasing to be a subsidiary member of the Symbion Health tax consolidated group;

   (ii) uses the most recent financial and tax information reasonably available to Symbion Health for the purposes of the calculations, such information being prepared consistently with Symbion Health's previous accounting and tax practices and procedures; and

   (iii) is free of manifest error.

4.2 General obligations in relation to Conditions

Without prejudice to any other obligations of the parties under this deed (but subject to clause 10.3(b)):

(a) Symbion Health and Healthscope must, to the extent that it is within their respective control, use their best endeavours to ensure that the Conditions set out in clauses 4.1(c) (Regulatory Approvals and Modifications), 4.1(e) (Completion of Recapitalisation Steps), 4.1(l) (No restraint), 4.1(p) (Symbion Health Diagnostics Independent Expert's Report), 4.1(s) (Healthscope Diagnostics Independent Expert's Report) 4.1(t) (no prospectus under foreign laws) and 4.1(u) (No CGT event L5 gain) are satisfied at the times set out in those clauses;

(b) Symbion Health must use its best endeavours to ensure that:

   (i) the Conditions set out in clauses 4.1(f) (No Symbion Health Material Adverse Change), 4.1(g) (No Symbion Health Prescribed Occurrence) and 4.1(h) (Symbion Health Warranties) continue to be satisfied at all times until the time immediately before Completion on the Completion Date; and

   (ii) the Conditions set out in clauses 4.1(a) (Symbion Health Resolutions), 4.1(d) (Restructure Agreement), 4.1(m) (ATO ruling), 4.1(n) (ATO private ruling) and 4.1(q) (Diagnostics SPA Warranties) are satisfied;

(c) Healthscope must use its best endeavours to ensure that:

   (i) the Conditions set out in clauses 4.1(i) (No Healthscope Material Adverse Change), 4.1(j) (No Healthscope Prescribed Occurrence) and 4.1(k) (Healthscope Warranties) continue to be satisfied at all times until the time immediately before Completion on the Completion Date; and

   (ii) the Conditions set out in clauses 4.1(b) (Healthscope Resolutions) and 4.1(o) (Quotation of Healthscope Shares) are satisfied; and

(d) neither party shall take any action that will or is likely to hinder or prevent the satisfaction of any Condition except to the extent that such action is required to be done or procured pursuant to, or is otherwise permitted by, the Transaction Documents, or is required by law.

4.3 Notice in relation to satisfaction of Conditions

Each party must:

(a) keep the other promptly and reasonably informed of the steps it has taken and of its progress towards satisfaction of the Conditions; and

(b) in relation to any Condition notify the other party in writing upon becoming aware of:

(i) the satisfaction of that Condition, in which case the notifying party must also provide reasonable evidence the Condition has been satisfied; and

(ii) any fact or circumstance which results in that Condition becoming incapable of satisfaction or may result in that Condition not being satisfied in accordance with its terms.

4.4 Benefit and waiver of Conditions

(a) The Conditions in clauses 4.1(d) (Restructure Agreement), 4.1(f) (No Symbion Health Material Adverse Change), 4.1(g) (No Symbion Health Prescribed Occurrence), 4.1(h) (Symbion Health Warranties), 4.1(q) (Diagnostics SPA Warranties), 4.1(r) (S&P/ASX 200 Index), 4.1(s) (Healthscope Diagnostics Independent Expert's Report) and 4.1(u) (No CGT event L5 gain) are for the benefit of Healthscope and may only be waived by Healthscope by notice in writing to Symbion Health.

(b) The Conditions in clauses 4.1(i) (No Healthscope Material Adverse Change), 4.1(j) (No Healthscope Prescribed Occurrence), 4.1(k) (Healthscope Warranties), 4.1(o) (Quotation of Healthscope Shares) and 4.1(p) (Symbion Health Diagnostics Independent Expert's Report) are for the benefit of Symbion Health and may only be waived by Symbion Health by notice in writing to Healthscope.

(c) The Conditions in 4.1(c) (Regulatory Approvals and Modifications), 4.1(e) (Completion of Recapitalisation Steps), 4.1(l) (No restraint), 4.1(m) (ATO ruling), 4.1(n) (ATO private ruling) and 4.1(t) (no prospectus under foreign laws) are for the benefit of both parties and may only be waived by notice in writing from both parties.

(d) The Conditions in clauses 4.1(a) (Symbion Health Resolutions) and 4.1(b) (Healthscope Resolutions) are for the benefit of both parties and may not be waived.

(e) A party entitled to waive a Condition under this clause 4.4 may do so in its absolute discretion.

(f) If a waiver by a party of a Condition is itself expressed to be conditional and the other party does not accept the conditions thereto, the relevant Condition has not been waived.

(g) If a party waives the breach or non-fulfilment of any of the Conditions in clause 4.1, that waiver does not prevent it from suing the other party for any breach of this deed that resulted in the breach or non-fulfilment of the Condition.

(h) Waiver of a breach or non-fulfilment in respect of one Condition does not constitute:

(i) a waiver of breach or non-fulfilment of any other Condition resulting from the same event; or

(ii) a waiver of breach or non-fulfilment of that Condition resulting from any other event.

4.5 Failure of Conditions

(a) Subject to clause 4.5(c), if any Condition that is stated in clause 4.4 to be for the benefit of a party (in this clause 4.5, the "first party") (whether or not the Condition is also stated to be for the benefit of the other party):

(i) becomes incapable of satisfaction; or

(ii) has not been satisfied, or waived in accordance with clause 4.4, before the End Date,

the first party may serve notice on the other party requiring it to consult in good faith with a view to determining whether the Transactions could be structured by alternative means or to extending the date for satisfaction of the relevant Condition, or adjourning or changing the date of any shareholder meeting in respect of the Diagnostics Transaction.

(b) If the parties are unable to reach agreement under clause 4.5(a) within 5 Business Days after the delivery of the notice under that clause, the first party may terminate this deed by notice in writing to the other party, provided that the first party shall not be permitted to terminate this deed in respect of the relevant Condition becoming incapable of satisfaction, or not being satisfied before the End Date, if a failure by such party to comply with its obligations under this deed directly and materially contributed to the relevant Condition becoming incapable of satisfaction, or not being satisfied before the End Date.

(c) If on or before the date which is 11 Business Days after the Symbion Health Meeting Date, Completion has not occurred this clause 4.5(c) will be deemed to apply for the purposes of the relevant Conditions (and in determining whether any relevant Condition has become incapable of satisfaction or will be satisfied or waived before the End Date).

4.6 ATO Rulings

Symbion Health must use its best endeavours to obtain the ATO class and private rulings referred to in clauses 4.1(m) and 4.1(n) as soon as practicable after the date of this deed and in particular must:

(a) as soon as practicable after the date of this deed, file or cause to be filed with the ATO any applications or submissions which are required in order to obtain such rulings;

(b) provide to Healthscope a copy of all documents to be supplied to the ATO, and prior to submitting each such document:

(i) allow Healthscope and its Representatives a reasonable opportunity to review and comment on them; and

(ii) amend any factual or legal inaccuracy or omission, and consider in good faith any other comments, notified to it by Healthscope or its Representatives following the review of such documents by them; and

in each case, to the extent that it is reasonably practicable to do so;

(c) to the extent that it is legally permitted to do so, provide to Healthscope a copy of all documents, letters, emails and other communications received from the ATO in connection with the application for the rulings, and ensure that a Healthscope representative participates in, and is fully informed of any discussions between Symbion Health and the ATO in relation to the Diagnostics Transaction, in each case to the extent reasonably practicable; and

(d) notify Healthscope of any meetings, discussions or telephone calls to be held with the ATO for the purposes of obtaining informal clearance from the ATO, and use its best endeavours to ensure that at least one of Healthscope's Representatives is present at or participate in such meeting, discussion or telephone call.

4.7 Adjournment of Symbion Health General Meeting

(a) Despite any provision to the contrary in this deed, if:

(i) on or following 5:00 pm on the day which is 5 Business Days before the date on which the Symbion Health General Meeting has been scheduled to be held:

A. any of the Conditions in clauses 4.1(b) (Healthscope Resolutions), 4.1(c) (regulatory approvals and modifications), 4.1(l) (no restraints), 4.1(m) (ATO rulings), 4.1(n) (ATO private ruling), 4.1(o) (quotation of Healthscope Shares), 4.1(p) (Symbion Health Diagnostics Independent Expert's Report), or 4.1(s) (Healthscope Diagnostics Independent Expert's Report), have not been satisfied or, where possible, waived in accordance with clause 4.4, before the date on which the Symbion Health General Meeting has been scheduled to be held;

B. Healthscope has not obtained the confirmation in writing from the ACCC that it:

1) agrees to consider the competition effects of the Diagnostics Transaction by way of a variation to the Existing ACCC Undertaking as contemplated by clause 10.1; or

2) does not propose to oppose the Diagnostics Transaction;

C. a Competing Proposal has been communicated to Symbion Health;

D. Healthscope is in breach of this deed;

E. Healthscope has postponed, adjourned or otherwise delayed the Healthscope General Meeting; or

(ii) on or following 7:00 pm on the day which is 2 Business Days before the date on which the Symbion Health General Meeting has been scheduled to be held, the Symbion Health Board, acting reasonably, has formed the view that the Healthscope VWAP is, or is likely to be, less than $5.30,

Symbion Health may, acting reasonably, take one or more of the steps set out in clause 4.7(b).

(b) If any of the events referred to in clause 4.7(a) occurs, Symbion Health may:

(i) adjourn, postpone or otherwise delay the holding of the Symbion Health General Meeting; or

(ii) hold the Symbion Health General Meeting and, following the opening of the meeting, adjourn such meeting before a vote of the Symbion Health Shareholders is taken on the Symbion Health Resolutions,

and Healthscope must agree to the taking of the steps referred to in this clause 4.7 and provide all assistance reasonably required by Symbion Health in connection with such steps, provided that in no event will any party be permitted or required to make or seek such an adjournment or postponement of the Symbion Health General Meeting pursuant to this clause 4.7(b) to a date, if the adjournment or postponement to that date would have the effect that Completion could not occur by the End Date.

(c) This clause 4.7 is without prejudice to the rights of Symbion Health and the Symbion Health Board pursuant to clauses 11, 13.10 and 15.2.

(d) Once the notice of meeting of the Symbion Health General Meeting has been despatched to Symbion Health Shareholders, Symbion Health must not adjourn, postpone or otherwise delay the holding of the Symbion Health General Meeting without Healthscope's written consent (such consent not to be unreasonably withheld), other than as contemplated in clause 4.7(a) and clause 4.7(b).

4.8 Adjournment of Healthscope General Meeting

Once the notice of meeting of the Healthscope General Meeting has been despatched to Healthscope Shareholders, Healthscope must not adjourn, postpone or otherwise delay the holding of the Healthscope General Meeting, other than:

(a) with Symbion Health's written consent (such consent not to be unreasonably withheld); or

(b) if Symbion Health has adjourned, postponed or otherwise delayed the holding of the Symbion Health General Meeting.

4.9 Reversion to Original Scheme

If, on or before 12:00 noon (Melbourne time) on the date which is 5 days after the date on which the Symbion Health Shareholder Materials are first lodged with the ASX (the date of such lodgement being the "Release Date"), Primary Health Care Limited agrees with Symbion Health (on terms and conditions acceptable to Symbion Health, Lantern and Healthscope) to irrevocably and unconditionally support a proposal on terms and conditions which are in substance equivalent to those in the Original Scheme Implementation Deed then the parties must use their best endeavours to, on or before the date which is 10 days after the Release Date:

(a) negotiate and enter into a scheme implementation deed ("New SID") on the same terms and conditions (including as to the consideration to be paid to Symbion Health Shareholders, with the cash component of the consideration being calculated having regard to the fact that the "Permitted Symbion Dividend" referred to in the Original Scheme Implementation Deed has been declared and paid) as the Original Scheme Implementation Deed; and

(b) ensure that the parties to the "Healthscope Deed Poll" and the "IAC Deed Poll", the "Procurement Deed", the "Business Sale Agreements" and the "Bidding Deed" (as those documents are defined in the Original Scheme Implementation Deed), negotiate and enter into the same such documents on the same such terms and conditions; and

(c) in relation to Healthscope, negotiate and enter into a debt commitment letter which provides funding for Healthscope's obligations under the transactions the subject of the New SID and which is, in relation to quantum, conditionality and certainty of funding, equivalent to the Healthscope Commitment Letter,

with only such amendments as are necessary to accommodate for technical changes, changes required by law, changes arising merely out of the passage of time and changes necessary to terminate (on a basis agreed by the parties) the Transaction Documents, including the following amendments to the terms of the Original Scheme Implementation Deed:

(d) the removal (without any substitution, replacement or the introduction of any similar terms) of the "Superior C&P Proposal" concept in clause 5.4;

(e) amendments in relation to dividend arrangements (it being acknowledged that the "Permitted Healthscope Dividend" and the "Permitted Symbion Dividend" referred to in the Original Scheme Implementation Deed have been declared prior to the date of this deed) including that Symbion Health Shareholders will be entitled to participate in either of any dividend (which may be fully franked) declared by Healthscope or Symbion Health in respect of the 6 months ending 31 December 2007;

(f) amendments necessary so that the new scheme implementation deed refers correctly to the new debt and equity financing arrangements that would be necessary to finance the new proposal; and

(g) the amendment of the "End Date" referred to in the Original Scheme Implementation Deed to 28 February 2008.

5. Completion of the Diagnostics Transaction

5.1 General

The parties agree that, subject to the Conditions set out in clause 4.1 being satisfied or waived in accordance with clause 4:

(a) Symbion Health will sell, and Healthscope will purchase, the Diagnostics Shares on the terms and conditions of the Diagnostics Sale and Purchase Agreement;

(b) in consideration for the sale and purchase of the Diagnostics Shares, Healthscope will issue the Consideration Shares to Symbion Health and Symbion will become the legal and beneficial owner of the Completion Shares; and

(c) Symbion Health will implement the Capital Reduction and the Share Distribution Dividend (and comply with clause 5.9 (if applicable)).

5.2 Completion

Unless this deed is previously terminated in accordance with its terms, Completion will take place at the place and time agreed between Healthscope and Symbion Health:

(a) on the day which is 7 Business Days after satisfaction of the Conditions specified in clauses 4.1(a) and 4.1(b); or

(b) if the day referred to in paragraph (a) is not the last Business Day in a calendar month, then on the last Business Day in the calendar month of the day referred to in paragraph (a); or

(c) if the day referred to in paragraph (b) is more than 4 Business Days after the day referred to in paragraph (a), then on the first Friday after the day referred to in paragraph (a),

or on such other day as agreed by the parties in writing (including in Schedule 2) and provided that paragraphs (b) and (c) shall not apply if, as a result of those provisions, the Implementation Date would not occur before the End Date.

5.3 Symbion Health's Completion obligations

(a) Subject to clause 5.5, at Completion, the Diagnostics Sale and Purchase Agreement must be executed by Symbion Health and Symbion Health will comply with its obligations under the Diagnostics Sale and Purchase Agreement.

(b) Subject to clause 5.5, without limiting the terms of the Diagnostics Sale and Purchase Agreement, at Completion, Symbion Health will do and perform all acts, and execute and deliver all documents (including the execution of any master share transfer forms and the delivery of such executed forms to the Healthscope share registry), as are necessary to:

(i) effect the Capital Reduction;

(ii) effect the payment of the Share Distribution Dividend; and

(iii) effect the distribution of the Consideration Shares to Participating Shareholders (or the transfer of such shares to the nominee contemplated by clause 5.8, as applicable) as contemplated by the Capital Reduction and the Share Distribution Dividend,

such that they will be effected immediately after DSPA Completion and such that the Consideration Shares can be registered by Healthscope (or the Healthscope share registry) in the names of the Participating Shareholders and the nominee immediately after DSPA Completion.

(c) Completion will only be taken to have occurred if (and only if) Symbion Health has fully complied with its obligations under paragraph (b) above and Healthscope has issued the Consideration Shares to Symbion Health.

5.4 Healthscope's Completion obligations

Subject to clause 5.5, at Completion, the Diagnostics Sale and Purchase Agreement must be executed by Healthscope and Healthscope will comply with its obligations under the Diagnostics Sale and Purchase Agreement and without limiting the terms of the Diagnostics Sale and Purchase Agreement, Healthscope will issue the Consideration Shares to Symbion Health and (without limiting its obligations under the terms of the Diagnostics Sale and Purchase Agreement) Symbion Health will not be obliged to comply with its obligations in clause 5.3(b) until it has received the Consideration Shares.

5.5 Condition to obligations to complete

Neither Symbion Health nor Healthscope is obliged to:

(a) execute the Diagnostics Sale and Purchase Agreement, or do anything contemplated by the Diagnostics Sale and Purchase Agreement;

(b) in the case of Symbion Health, comply with clauses 5.3(a) or 5.3(b); or

(c) in the case of Healthscope, comply with clause 5.4,

unless the following conditions are satisfied (or waived):

(d) it is evident that all things necessary for Symbion Health to be capable of and able to effect the distribution (and transfer, as applicable) of the Consideration Shares to the Participating Shareholders and the nominee contemplated by clause 5.8, such that those Consideration Shares will be registered in the names of the Participating Shareholders and the nominee (as applicable), in accordance with clause 5.3(b), immediately following their issue to and registration of Symbion Health as shareholder, have been done (including that all applicable documentation has been prepared, that duly authorised Symbion Health signatories or attorneys are present at Completion to execute that documentation (and are willing to execute that documentation), and that the Healthscope share registry is in a position to register the applicable transfers of all of the Consideration Shares immediately after the issue of those shares); and

(e) without limiting the generality of paragraph (d) above, there being no judgment, order or other temporary restraining order, preliminary or permanent injunction, restraint or prohibition of a kind referred to in clause 5.9(a) then in force.

The conditions in paragraphs (d) and (e) above are for the benefit of both parties and may only be waived by both parties.

5.6 Simultaneous actions at DSPA Completion and Completion

In respect of Completion:

(a) the obligations of the parties upon DSPA Completion and Completion set out in this deed and the Diagnostics Sale and Purchase Agreement are interdependent; and

(b) all actions required to be performed are to be taken to have occurred simultaneously at DSPA Completion and Completion (other than the actions contemplated by clause 5.3(b), which are to be taken to have occurred immediately after the Consideration Shares are issued to Symbion Health).

5.7 Notice to complete

(a) If Completion does not occur in accordance with this clause 5 because of the failure of any party (the "Defaulting Party") to satisfy any of its obligations under this clause 5 then Healthscope (where the Defaulting Party is Symbion Health) or Symbion Health (where the Defaulting Party is Healthscope) (in either case the "Non-Defaulting Party") may give the Defaulting Party a notice requiring the Defaulting Party to satisfy those obligations within a period of 5 Business Days after the date of the notice and specifying that time is of the essence in relation to that notice.

(b) If the Defaulting Party fails to comply with the notice, the Non-Defaulting Party may, without limitation to any other rights it may have, terminate this deed.

5.8 Ineligible Overseas Shareholders

(a) Symbion Health will be under no obligation under the Capital Reduction or the Share Distribution Dividend to distribute, and will not distribute, any Consideration Shares to any Ineligible Overseas Shareholder, and instead Symbion Health will transfer the Consideration Shares to which that Ineligible Overseas Shareholder would otherwise have been entitled (if they were not an Ineligible Overseas Shareholder) to a nominee appointed by Symbion Health.

(b) Symbion Health will procure that, as soon as reasonably practicable and in any event not more than 15 Business Days after the Completion Date:

(i) the nominee:

A. sells on the financial market conducted by ASX all of the Consideration Shares transferred to the nominee pursuant to clause 5.8(a) in such manner, at such price and on such other terms as the nominee determines in good faith; or

B. if the nominee believes that the process referred to in clause 5.8(b)(i)A is not appropriate in the circumstances, the nominee undertakes such other sale process that the nominee believes will maximize the price at which the Consideration Shares will be sold; and

(ii) remits to Symbion Health the proceeds of sale (after deducting any applicable brokerage, stamp duty and other selling costs, taxes and charges).

(c) Promptly after the last sale of Consideration Shares in accordance with clause 5.8(b), Symbion Health will pay to each Ineligible Overseas Shareholder the proportion of the net proceeds of sale received by Symbion Health pursuant to clause 5.8(b)(ii) to which that Ineligible Overseas Shareholder is entitled (being the number of Symbion Health Shares held by the Ineligible Overseas Shareholder as at the Record Date divided by the total number of Symbion Health Shares held by all Ineligible Overseas Shareholders as at the Record Date multiplied by the net proceeds of sale).

5.9 Dealing with Consideration Shares if distribution cannot proceed

(a) If because of any judgment, order, or other temporary restraining order, preliminary or permanent injunction, restraint or prohibition, entered, enacted, promulgated, enforced or issued by any court or other Government Authority of competent jurisdiction the distribution by Symbion Health of the Consideration Shares contemplated by paragraph (b) of the definition of Diagnostics Transaction to Symbion Health Shareholders other than Ineligible Overseas Shareholders cannot proceed or is or would be invalid, of no effect or otherwise contrary to applicable law, then Completion must not occur and will be deferred until such time as Symbion Health can distribute the Consideration Shares without breaching such judgment, order or law, provided that (without limiting the circumstances in which this deed may otherwise be terminated) if Completion has not occurred by the End Date then either party may terminate this deed with immediate effect by giving written notice to the other party.

(b) Symbion Health agrees not to exercise any right to vote (or appoint any proxy to exercise any right to vote), or any other right (including any right to distribute, trade or sell the Consideration Shares, but excluding the right to distribute the Consideration Shares to Participating Shareholders and the nominee contemplated by clause 5.8), in respect of any of the Consideration Shares during the period from the time of issue of the Consideration Shares until the Consideration Shares are distributed to (and all of the Consideration Shares have actually been registered in the names of) Participating Shareholders and the nominee contemplated by clause 5.8, other than a right to vote the Consideration Shares:

(i) while a dividend (or part of a dividend) in respect of any of the Consideration Shares is unpaid;

(ii) on a proposal to reduce Healthscope's share capital;

(iii) on a resolution to approve the terms of a buy-back agreement;

(iv) on a proposal that affects the rights attached to any of the Consideration Shares;

(v) on a proposal to wind Healthscope up;

(vi) on a proposal for the disposal of the whole of Healthscope's property, business and undertaking; or

(vii) during Healthscope's winding up,

in which case Symbion Health may exercise its right to vote at its discretion (or appoint a proxy to do so).

5.10 Fractional entitlements

If the number of Symbion Health Shares held by a Symbion Health Shareholder at the Record Date is such that the aggregate entitlement of that Symbion Health Shareholder under either:

(a) the Capital Reduction; or

(b) the Share Distribution Dividend,

to Healthscope Shares is such that a fractional entitlement to a Healthscope Share arises, then the entitlement of that Symbion Health Shareholder under the Capital Reduction and/or the Share Distribution Dividend (as the case may be) must be rounded up or down, with any such fractional entitlement of less than 0.5 being rounded down to the nearest whole number of Healthscope Shares and any such fractional entitlement of 0.5 or more being rounded up to the nearest whole number of Healthscope Shares.

6. Implementation of Healthscope Resolutions and preparation of the Healthscope Prospectus

6.1 Introduction

Healthscope and Symbion Health each agree that the efficient preparation of the Symbion Health Shareholder Materials, the Healthscope Shareholder Materials and the implementation of the Diagnostics Transaction is in the interests of Healthscope Shareholders and Symbion Health Shareholders and that they will use all reasonable endeavours and utilise all necessary resources (including management resources and the resources of external advisers) to comply with their respective obligations under this clause 6 and to implement the Diagnostics Transaction on the terms and conditions of this deed as soon as reasonably practicable and substantially in accordance with the Timetable.

6.2 Healthscope's obligations in relation to the Healthscope Resolutions and the Healthscope Prospectus

Healthscope must take all steps reasonably necessary to obtain the approval of Healthscope Shareholders to the Healthscope Resolutions as soon as is reasonably practicable after the date of this deed and substantially in accordance with the Timetable, including taking each of the following steps:

(a) (Healthscope Shareholder Materials and Healthscope Prospectus) prepare the Healthscope Shareholder Materials and the Healthscope Prospectus for lodgement with ASIC and issue to Symbion Health in accordance with clause 6.4;

(b) (consultation regarding drafts) consult with Symbion Health with respect to the preparation, form and content of the Healthscope Shareholder Materials and will consider in good faith when preparing revised drafts of the Healthscope Shareholder Materials any comments provided by Symbion Health and its Representatives on the Healthscope Shareholder Materials;

(c) (Healthscope Diagnostics Independent Expert) if the Healthscope Board considers that a report by an independent expert is necessary or appropriate having regard to the nature of the Healthscope Resolutions, promptly appoint the Healthscope Diagnostics Independent Expert and provide all assistance and information reasonably requested by the Healthscope Diagnostics Independent Expert in connection with the preparation of the Healthscope Diagnostics Independent Expert's report for inclusion in the Healthscope Shareholder Materials;

(d) (approval of Healthscope Shareholder Materials and Healthscope Prospectus) as soon as practicable, procure that a meeting of the Healthscope Board, or (to the extent legally possible) of an appropriately authorised committee of the Healthscope Board appointed for the purpose, is convened to consider approving the Healthscope Shareholder Materials for despatch to the Healthscope Shareholders and the Healthscope Prospectus for lodgement with ASIC and issue to Symbion Health; and

(e) (convening Healthscope General Meeting) take all reasonable steps necessary to convene the Healthscope General Meeting, in accordance with Healthscope's constitution, the Corporations Act and the Listing Rules, so that the Healthscope Meeting Date occurs substantially in accordance with the Timetable and in any event before the Symbion Health Meeting Date.

6.3 Symbion Health's obligations in relation to the Healthscope Resolutions and the Healthscope Prospectus

Symbion Health must take all steps reasonably necessary to assist Healthscope to obtain the approval of Healthscope Shareholders to the Healthscope Resolutions as soon as is reasonably practicable and substantially in accordance with the Timetable including taking each of the following steps:

(a) (Symbion Health Information) provide to Healthscope the Symbion Health Information in a form appropriate for inclusion in the Healthscope Shareholder Materials;

(b) (Independent Expert) promptly provide all assistance and information reasonably requested by the Healthscope Diagnostics Independent Expert to enable it to prepare its report for inclusion in the Healthscope Shareholder Materials;

(c) (Review of Healthscope Shareholder Materials and Healthscope Prospectus) as soon as practicable after delivery, review the drafts of the Healthscope Shareholder Materials and the Healthscope Prospectus prepared by Healthscope and provide, in good faith, comments on those drafts to the extent relating to the Symbion Health Information;

(d) (Approval in relation to Healthscope Shareholder Materials and the Healthscope Prospectus) as soon as practicable after delivery of the proposed final version of the Healthscope Shareholder Materials and the Healthscope Prospectus by Healthscope, procure that a meeting of the Symbion Health Board or (to the extent legally possible) of an appropriately authorised committee of the Symbion Health Board is convened to consider approving the Symbion Health Information as being in a form appropriate for despatch to the Healthscope Shareholders and inclusion in the Healthscope Shareholder Materials and the Healthscope Prospectus (as applicable); and

(e) (Updating) provide to Healthscope all such further or new information of which Symbion Health becomes aware that arises after the Healthscope Shareholder Materials has been despatched (and the Healthscope Prospectus has been lodged with ASIC) until the date of the Healthscope Meeting Date which is necessary to ensure that the Symbion Health Information, in the form and context in which that information appears in the version of the Healthscope Shareholder Materials as despatched (and the Healthscope Prospectus as lodged with ASIC):

(i) is not misleading or deceptive (whether by omission or otherwise); and

(ii) continues to comply with all applicable laws, Listing Rules and ASIC Policy Statements.

6.4 Healthscope Prospectus - preparation principles

(a) Healthscope must prepare the Healthscope Prospectus in compliance with:

(i) all applicable laws, Listing Rules and Policy Statements; and

(ii) this clause 6.4,

with the level of disclosure that would be necessary if the Healthscope Prospectus was being given to Symbion Health Shareholders;

(b) Healthscope will consult with Symbion Health with respect to the preparation, form and content of the Healthscope Prospectus and will consider in good faith when preparing revised drafts of the Healthscope Prospectus any comments provided by Symbion Health and its Representatives on the Healthscope Prospectus;

(c) Healthscope must seek written consent from Symbion Health for the form and context in which the Symbion Health Information appears in the Healthscope Prospectus and for Symbion Health to be named in the Healthscope Prospectus in this regard;

(d) Symbion Health must:

(i) not unreasonably withhold or delay the consent referred to in paragraph (c),

(ii) provide Healthscope with such assistance, including access to its directors, employees (including presentations by those employees to any due diligence committee established by Healthscope), advisers and records, as Healthscope considers is necessary or desirable to ensure that Healthscope and its Representatives are able to rely on the defences in sections 731, 732 and 733 of the Corporations Act in relation to the Symbion Health Information; and

(iii) also provide Healthscope and its Representatives with full access to the due diligence process conducted by Symbion Health in relation to the Symbion Health Information; and

(e) Healthscope must lodge the Healthscope Prospectus with ASIC and issue the Healthscope Prospectus to Symbion Health before the Symbion Health Shareholder Materials are first publicly released to the ASX.

6.5 Suspension of Symbion Health Dividend Reinvestment Plan

Symbion Health must, from the date of this deed until the earlier of the termination of the C&P Scheme Implementation Deed or the implementation date under the C&P Scheme, suspend (or keep suspended, as the case may be) the operation of the Symbion Health Dividend Reinvestment Plan and must not, without the prior consent of Healthscope, reinstate the operation of the Symbion Health Dividend Reinvestment Plan or introduce any substitute plan.

7. Implementation of Symbion Health Resolutions and the Restructure Agreement

7.1 Introduction

Healthscope and Symbion Health each agree that the efficient preparation of the Symbion Health Shareholder Materials, the Healthscope Shareholder Materials and the implementation of the Diagnostics Transaction is in the interests of Healthscope Shareholders and Symbion Health Shareholders and that they will use all reasonable endeavours and utilise all necessary resources (including management resources and the resources of external advisers) to comply with their respective obligations under this clause 7 and to implement the Diagnostics Transaction on the terms and conditions of this deed as soon as reasonably practicable and substantially in accordance with the Timetable.

7.2 Symbion Health's obligations in relation to the Symbion Health Resolutions

Symbion Health must take all steps reasonably necessary to obtain the approval of Symbion Health Shareholders to the Symbion Health Resolutions as soon as is reasonably practicable after the date of this deed and substantially in accordance with the Timetable, including taking each of the following steps:

(a) **(Symbion Health Shareholder Materials)** prepare the Symbion Health Shareholder Materials;

(b) **(consultation regarding drafts)** consult with Healthscope with respect to the preparation, form and content of the Symbion Health Shareholder Materials and will consider in good faith when preparing revised drafts of the Symbion Health Shareholder Materials any comments provided by Healthscope and its Representatives on the Symbion Health Shareholder Materials;

(c) **(Symbion Health Diagnostics Independent Expert)** promptly appoint the Symbion Health Diagnostics Independent Expert and provide all assistance and information reasonably requested by the Symbion Health Diagnostics Independent Expert in connection with the preparation of the Symbion Health Diagnostics Independent Expert's report for inclusion in the Symbion Health Shareholder Materials;

(d) **(approval of Symbion Health Shareholder Materials)** as soon as practicable, procure that a meeting of the Symbion Health Board, or (to the extent legally possible) of an appropriately authorised committee of the Symbion Health Board appointed for the purpose, is convened to consider approving the Symbion Health Shareholder Materials for despatch to the Symbion Health Shareholders and, prior to the despatch of the Symbion Health Shareholder Materials, comply with section 256C(5) of the Corporations Act; and

(e) **(convening Symbion Health General Meeting)** take all reasonable steps necessary to convene the Symbion Health General Meeting, in accordance with Symbion Health's constitution, the Corporations Act and the Listing Rules, so that the Symbion Health Meeting Date occurs substantially in accordance with the Timetable.

7.3 Healthscope's obligations in relation to the Symbion Health Resolutions

Healthscope must take all steps reasonably necessary to assist Symbion Health to obtain the approval of Symbion Health Shareholders to the Symbion Health Resolutions as soon as is reasonably practicable and substantially in accordance with the Timetable including taking each of the following steps:

(a) **(Healthscope Information)** provide to Symbion Health the Healthscope Information in a form appropriate for inclusion in the Symbion Health Shareholder Materials;

(b) **(Independent Expert)** promptly provide all assistance and information reasonably requested by the Symbion Health Diagnostics Independent Expert to enable it to prepare its report for inclusion in the Symbion Health Shareholder Materials;

(c) **(Review of Symbion Health Shareholder Materials)** as soon as practicable after delivery, review the drafts of the Symbion Health Shareholder Materials prepared by Symbion Health and provide, in good faith, comments on those drafts to the extent relating to the Healthscope Information;

(d) **(Approval in relation to Symbion Health Shareholder Materials)** as soon as practicable after delivery of the proposed final version of the Symbion Health Shareholder Materials, procure that a meeting of the Healthscope Board is convened to consider approving the Healthscope Information as being in a form appropriate for inclusion in the Symbion Health Shareholder Materials and despatch to the Symbion Health Shareholders; and

(e) **(Updating)** provide to Symbion Health all such further or new information of which Healthscope becomes aware that arises after the Symbion Health Materials and the Healthscope Prospectus have been despatched or issued to Symbion (as applicable) until the Symbion Health Meeting Date which is necessary to ensure that the Healthscope Information, in the form and context in which that information appears in the version of the Symbion Health Shareholder Materials as despatched:

  (i) is not misleading or deceptive (whether by omission or otherwise); and

  (ii) continues to comply with all applicable laws, Listing Rules and ASIC Policy Statements.

7.4 Symbion Health's obligations in relation to the Restructure Agreement

(a) Subject to the Conditions set out in clauses 4.1(a) (Symbion Health Resolutions) and 4.1(b) (Healthscope Resolutions) being satisfied, Symbion Health must procure that the Restructure Agreement is entered into by all the parties thereto on or before 5pm on the Business Day immediately after the Symbion Health Meeting Date.

(b) The parties agree to take such other steps in relation to restructuring relating to the Diagnostics Businesses as they may agree in writing from time to time.

7.5 Recapitalisation Steps

Healthscope and Symbion Health must comply with their respective obligations under the Recapitalisation Steps.

8. Consideration

8.1 Calculation of Consideration Shares

(a) Subject to paragraphs (b) and (c), the number of Consideration Shares will be determined by multiplying:

(i) 649,630,030; or

(ii) if not all of the 2,560,101 Symbion Health performance rights (as described in the Symbion Health Disclosure Letter) have been exercised prior to the Record Date, the number equal to 647,069,929 plus the number of Symbion Health Shares (not exceeding 2,560,101) issued prior to the Record Date as a result of the vesting and exercise of the Symbion Health performance rights (as described in the Symbion Health Disclosure Letter),

by:

(iii) if the Healthscope VWAP is equal to or less than the Protection Floor, the Maximum Exchange Ratio;

(iv) if the Healthscope VWAP is greater than the Protection Floor and less than $5.60, the number of Healthscope Shares which is equal to $2.46/ Healthscope VWAP;

(v) if the Healthscope VWAP is greater than or equal to $5.60 but less than or equal to the Protection Roof Strike, the Base Exchange Ratio;

(vi) if the Healthscope VWAP is greater than the Protection Roof Strike, but less than the Protection Roof Expiry, a number of Healthscope Shares which is equal to the Protection Roof Exchange Ratio; or

(vii) if the Healthscope VWAP is greater than or equal to the Protection Roof Expiry, the Minimum Exchange Ratio.

(b) If the number of Consideration Shares determined under paragraph (a) is not a whole number, then the number of Consideration Shares determined under paragraph (a) will be rounded to the nearest whole number.

(c) As soon as reasonably practicable after the Record Date and prior to the Diagnostics Completion Date (and in sufficient time so as to enable Healthscope to comply with its obligations under clause 5.4), Symbion Health must notify Healthscope of:

(i) the aggregate number of Healthscope Shares that Symbion Health has resolved to distribute to Participating Shareholders (or in the case of Ineligible Overseas Shareholders, to a nominee in accordance with clause 5.8) by way of the Share Distribution Dividend, including any such Healthscope Shares resulting from the application of the rounding of fractional entitlements as contemplated by clause 5.10(b) (the "Dividend Distribution Shares"); and

(ii) the number of Symbion Health Shareholders as at the Record Date and the number of Symbion Health Shares held by each such Symbion Health Shareholder.

(d) The number of Consideration Shares determined under paragraphs (a) and (b) will be increased or decreased (as applicable) to take into account the greater or lesser number of Healthscope Shares which Symbion Health will be required to distribute to Symbion Health Shareholders (or, in the case of Ineligible Overseas Shareholders, to a nominee in accordance with clause 5.8) under the Capital Reduction due to the rounding of fractional entitlements to Healthscope Shares under the Capital Reduction in accordance with clause 5.10, such increased or reduced number of Consideration Shares resulting from the rounding of fractional entitlements under the Capital Reduction in accordance with clause 5.10 to be calculated on the basis that, but for such increase or decrease as contemplated by this clause 8.1(d), the aggregate number of Healthscope Shares which would otherwise be distributed under the Capital Reduction would be equal to the number of Consideration Shares determined under paragraphs (a) and (b) of this clause 8.1 less the number of Dividend Distribution Shares.

(e) Subject to clauses 5.8 and 5.9, Healthscope requires Symbion Health to distribute, and Symbion Health will distribute, all of the Consideration Shares to Symbion Health Shareholders, including any Consideration Shares issued as a consequence of clause 8.1(d), pursuant to either the Capital Reduction or the Share Distribution Dividend.

8.2 Ranking of Healthscope Shares

The Healthscope Shares issued as the Consideration Shares must, on their issue, rank equally in all respects with all other Healthscope Shares except that they will not carry a right to participate in any Permitted Healthscope Dividend but will carry a right to participate in the Healthscope FY08 Interim Dividend.

8.3 Treatment of Symbion Health bonus payments, incentive plans and termination payments

(a) Healthscope acknowledges and agrees that the Symbion Health Board:

(i) has determined that the performance conditions in the Symbion Health PRP will have been satisfied in respect of all participants upon satisfaction of both of the Conditions set out in clauses 4.1(a) and 4.1(b) and has resolved to make any award which arises from such a determination, including the amount of Symbion Health Shares, in accordance with the terms of the Symbion Health PRP;

(ii) may, determine whether the performance conditions of the Symbion Health ESTIP have been satisfied by reference to the performance of Symbion Health for the period commencing 1 July 2007 to the Completion Date and if performance conditions have been satisfied, award any participant in the Symbion Health ESTIP a cash payment, pro-rata for the portion of the year commencing 1 July 2007 that has been completed, pursuant to the terms of the Symbion Health ESTIP;

(iii) may, if the employment of a participant in the Symbion Health ESTIP is terminated between the date of this deed and the Completion Date, determine that such participant is entitled to an award as a result of the termination of their employment and award the participant in the Symbion Health ESTIP a pro rata cash payment pursuant to the terms of the Symbion Health ESTIP;

(iv) may award to any Senior Executive for payment on the Completion Date a Transaction Completion Payment, provided that:

A. any Senior Executive who receives a Transaction Completion Payment is still employed by Symbion Health as at the Completion Date; and

B. the aggregate of all Transaction Completion Payments paid to Senior Executives does not, without the consent of Healthscope, exceed $1.0 million,

and may do all things necessary to make the determinations, awards, payments and amendments referred to above.

(b) Notwithstanding any other provision of this deed, any shares awarded under or in accordance with clause 8.3(a)(i):

(i) are to be issued by Symbion Health, and must be issued on or prior to the Record Date for determining entitlement to participate in the Capital Reduction and the Share Distribution Dividend; and

(ii) will carry an entitlement to participate in Capital Reduction and the Share Distribution Dividend corresponding with other Symbion Health Shares on issue, provided that Symbion Health must not issue more than 2,560,101 Symbion Health Shares.

For the avoidance of doubt, Symbion Health acknowledges and agrees that the obligations in this clause 8.3(b) are obligations of Symbion Health (not Healthscope).

(c) Healthscope and Symbion Health agree that:

(i) at the request of Healthscope, Symbion Health will, on Completion, terminate the employment of Robert Cooke, and make payments or awards to Robert Cooke in relation to the termination of his employment with Symbion Health equal to three times his total fixed remuneration (being his base salary and employer superannuation contribution) for the year ended 30 June 2007, such termination to take effect on the first to occur of the Implementation Date and the End Date; and

(ii) at the request of Healthscope, Symbion Health will, on Completion, terminate the employment of John Hickey, and make payments or awards to John Hickey in relation to the termination of his employment with Symbion Health equal to three times his total fixed remuneration (being his base salary and employer superannuation contribution) for the year ending 30 June 2007, such termination to take effect on the first to occur of the Implementation Date and the End Date.

8.4 Payment of dividends

(a) Symbion Health may declare and pay the Permitted Symbion Health Dividend to the Symbion Health Shareholders, provided that, in the case of the Symbion Health FY07 Dividend, the record date for that dividend occurs on or before the Record Date for determining entitlement to participate in the Capital Reduction and the Share Distribution Dividend.

(b) It is agreed that Healthscope may declare and pay a Healthscope FY08 Interim Dividend, provided that the 'ex date' and the record date for that dividend occur after the End Date.

9. Obligations regarding Diagnostics Businesses and Symbion Health Limited

9.1 Conduct of Diagnostics Businesses

From the date of this deed up to and including the Completion Date, Symbion Health must use its best endeavours to procure that the business and operations of the Diagnostics Businesses and the Diagnostics Entities are conducted in the ordinary course and substantially consistent (subject to any applicable laws, regulations and licence conditions) with the manner in which each such business and operation is conducted prior to the date of this deed, except in relation to any matter required to be done or procured by Symbion Health pursuant to, or which is otherwise expressly permitted by, the Transaction Documents, or the undertaking of which Healthscope has approved in writing, such approval not to be unreasonably withheld or delayed.

9.2 Access to information and co-operation

(a) From the date of this deed up to and including Completion Date, Symbion Health must, and must procure each of its Subsidiaries to, respond to reasonable requests from Healthscope for information concerning the Symbion Health Group businesses for the purposes of:

(i) Completion;

(ii) the integration of the Diagnostics Entities and the Healthscope Group following Completion;

(iii) preparation and implementation of the Shared Services Agreement; or

(iv) any other purpose which is agreed in writing between the parties,

subject to the proper performance by the directors and officers of Symbion Health and its Subsidiaries of their fiduciary duties.

(b) The parties will do all things reasonably necessary whether before or after Completion (notwithstanding any other provision of this deed), and provide each other with all information reasonably necessary and available to them, to enable Healthscope and Symbion Health to calculate, determine or agree:

(i) the tax cost setting amount ("TCSA") as calculated under Division 711 of the Income Tax Assessment Act 1997 of any membership interests or debt or equity interests held in SH Holdings and any other companies which cease to be a member of the Symbion Health consolidated group as a result of the Diagnostics Transaction;

(ii) the amount of any capital gains the Symbion consolidated group will derive under CGT event L5, or otherwise, as a result of the Diagnostics Transaction;

(iii) the amount of any capital gains made, and any taxes including stamp duty which will become payable, as a result of any acquisition of Symbion Health by Lantern, any disposal of C&P Businesses by Symbion Health, and any acquisition of Symbion Health by the Healthscope consolidated group from Lantern;

(iv) the transactions which the parties agree shall be adopted by Lantern and Symbion Health to achieve the acquisitions and disposals referred to in paragraph (iii) above;

(v) the TCSA as calculated under Division 711 of the Income Tax Assessment Act 1997 of any membership interests or debt or equity interests held in Symbion Health, at the time it ceases to be a subsidiary of Lantern as a result of the Symbion Health Share Sale Deed;

(vi) the tax consequences of the transactions the subject of the Restructure Agreement;

(vii) any other necessary tax consolidation or other relevant tax calculations,

except that paragraphs (iii), (iv) and (v) above will not apply if the C&P Scheme Implementation Deed has been terminated.

(c) The parties will use their best endeavours to agree a work schedule as soon as reasonably practicable after the date of this deed which will enable a preliminary determination of the tax consolidation calculations referred to in clause 9.2(b), based on information available 20 Business Days before the scheduled Completion Date, to be established and agreed by the parties by not later than 8:00am on the Symbion Health Meeting Date.

(d) The obligations in clauses 9.2(a), 9.2(b) and 9.2(c) do not require Symbion Health to:

(i) provide information to Healthscope concerning Symbion Health directors' and management's consideration of the Transactions;

(ii) provide any commercially sensitive or competitive information; or

(iii) breach an obligation of confidentiality to any person

and for the avoidance of doubt, nothing in those clauses entitles either party to terminate this deed or to claim damages for breach of contract in the event that they are not satisfied.

(e) The obligations in clause 9.2(b) do not require Healthscope to:

(i) provide information to Symbion Health concerning Healthscope directors' and management's consideration of the Transactions;

(ii) provide any commercially sensitive or competitive information; or

(iii) breach an obligation of confidentiality to any person.

(f) The parties acknowledge that all information which is provided pursuant to this clause 9.2 is provided subject to the terms of the Confidentiality Deed.

9.3 Conduct of Symbion Health during C&P Transaction Period

(a) Without limiting or affecting clause 9.1, during the C&P Transaction Period, Symbion Health must use its best endeavours to procure that the business and operations of Symbion Health and the Dormant Subsidiaries (for the avoidance of doubt, excluding its Subsidiaries other than the Dormant Subsidiaries) are conducted in the ordinary course and substantially consistent (subject to any applicable laws, regulations and licence conditions) with the manner in which each such business and operation is conducted prior to the date of this deed, except in relation to any matter required to be done or procured by Symbion Health pursuant to, or which is otherwise expressly permitted by, the Transaction Documents, or the undertaking of which Healthscope has approved in writing, such approval not to be unreasonably withheld or delayed.

(b) Without limiting clause 9.3(a), during the C&P Transaction Period, Symbion Health must ensure that none of the chattels, property, rights (whether under contract, lease, licence or otherwise), employees, plant, equipment, inventory, corporate services and other assets that comprise, relate to or are used in any of the Diagnostics Businesses and which are reasonably necessary to enable the Diagnostics Businesses to be carried on in substantially the same manner as which they were carried out as at the date of this deed and which are, as at the date of this deed, legally and beneficially owned by (or, in the case of contracts, leases and licences, are contracts, leases or licences to which the applicable party is, as at the date of this deed) a Diagnostics Entity, is transferred, assigned or novated to Symbion Health or any of the C&P Companies.

(c) Without limiting any other terms of this deed, during the period from Completion until the end of the C&P Transaction Period, Symbion Health must use best endeavours to ensure that no Symbion Health Prescribed Occurrence occurs in relation to Symbion Health or the Dormant Subsidiaries (for the avoidance of doubt, excluding its Subsidiaries other than the Dormant Subsidiaries).

10. Obligations in relation to the ACCC

10.1 Variation to ACCC undertaking

Healthscope must use its best endeavours to obtain a variation of the undertaking given by it to the ACCC on 15 August 2007 ("Existing ACCC Undertaking") as soon as practicable after the date of this deed in order to enable Healthscope to acquire the Diagnostics Shares pursuant to the terms of the Diagnostics Sale and Purchase Agreement and in particular must:

(a) as soon as practicable after the date of this deed, file or cause to be filed with the ACCC any applications and submissions which are required in order to obtain such a variation;

(b) provide to Symbion Health a copy of all documents to be supplied to the ACCC or any third party in connection with the application for variation prior to submitting each such document and:

(i) allow Symbion Health a reasonable opportunity to review and comment on them; and

(ii) amend any factual inaccuracy, and consider in good faith any other comments, notified to it by Symbion Health following the review of such documents by Symbion Health,

in each case, to the extent that it is reasonably practicable to do so;

(c) to the extent that it is legally permitted to do so, provide to Symbion Health a copy of all documents received from the ACCC or any third party in connection with the application for variation of the Existing ACCC Undertaking, and keep Symbion Health reasonably informed of any discussions between Healthscope and the ACCC in relation to the Diagnostics Transaction, in each case as soon as reasonably practicable;

(d) notify Symbion Health of any meetings to be held with the ACCC for the purposes of obtaining the ACCC's agreement to vary the Existing ACCC Undertaking and use its best endeavours to ensure that up to 2 of Symbion Health's Representatives are permitted to be present at such meeting; and

(e) authorise the ACCC to conduct any market investigations which the ACCC wishes to undertake in connection with the Diagnostics Transaction.

10.2 ACCC clearance

If the ACCC will not agree to proceed to consider the competition effects of the Diagnostics Transaction by way of a variation to the Existing ACCC Undertaking as referred to in clause 10.1, then, subject to clauses 10.2(b) and 10.2(d), Healthscope must use its best endeavours to obtain informal clearance of the Diagnostics Transaction from the ACCC as soon as practicable after the date of this deed and in particular must:

(a) as soon as practicable after the date of this deed, file or cause to be filed with the ACCC any notifications or submissions (in addition to those submissions previously filed) which are required in order to obtain such informal clearance, in accordance with any applicable guidelines of the ACCC;

(b) provide to Symbion Health a copy of all documents to be supplied to the ACCC or any third party in connection with the application for informal clearance and prior to submitting each such document:

(i) allow Symbion Health a reasonable opportunity to review and comment on them; and

(ii) amend any factual inaccuracy, and consider in good faith any other comments, notified to it by Symbion Health following the review of such documents by Symbion Health,

in each case, to the extent that it is reasonably practicable to do so;

(c) to the extent that it is legally permitted to do so, provide to Symbion Health a copy of all documents received from the ACCC or any third party in connection with the application for informal clearance, and keep Symbion Health reasonably informed of any discussions between Healthscope and the ACCC in relation to the Diagnostics Transaction, in each case as soon as reasonably practicable;

(d) notify Symbion Health of any meetings to be held with the ACCC for the purposes of obtaining informal clearance from the ACCC and use its best endeavours to ensure that up to 2 of Symbion Health's Representatives are permitted to be present at such meeting;

(e) authorise the ACCC to conduct any market investigations which the ACCC wishes to undertake in connection with the Diagnostics Transaction; and

(f) provide Symbion Health with a reasonable opportunity to review and comment on each draft of any procedural or structural undertakings which Healthscope offers to the ACCC in connection with its application for informal clearance and consider in good faith any comments made by Symbion Health in respect of those draft undertakings prior to submitting them to the ACCC.

If the ACCC agrees to proceed to consider the competition effects of the Diagnostics Transaction by way of a variation to the Existing ACCC Undertaking, then the above provisions of this clause 10.2 will not apply and Healthscope will have no obligation to seek to obtain informal clearance of the Diagnostics Transaction from the ACCC.

10.3 Undertakings

(a) Subject to clause 10.3(b), Healthscope must provide to the ACCC any procedural or structural undertakings which relate to Healthscope or the Merged Group and which the ACCC requires in order to grant informal clearance of the Diagnostics Transaction.

(b) Healthscope shall not be obliged to give any procedural or structural undertakings to the ACCC in connection with the Diagnostics Transaction which would result in, or would be reasonably likely to result in (whether now or in the future) an ACCC Undertaking Effect in the event that such undertakings were given, the Diagnostics Transaction implemented and the undertakings complied with (such undertakings being "**Significant Undertakings**").

(c) An "**ACCC Undertaking Effect**" will be taken to occur if the amount determined by the following formula:

$$(A \times 0.30) - (0.1575 \times A) + B$$

is greater than $10 million, where:

A. is the annual revenue of the Merged Group which is reasonably expected would be lost by the Merged Group as a result of the divestment of any businesses which are required to be divested pursuant to the Relevant Undertakings if the Relevant Undertakings, were given, the Diagnostics Transaction implemented and the Relevant Undertakings complied with; and

B. is the amount by which the total annual synergy benefits which (as at the date of this deed) are expected to be realised in the third full year after completion of the Diagnostics Transaction, would be reduced, or would be reasonably likely to be reduced, as a result of the divestment of any businesses which are required to be divested pursuant to the Relevant Undertakings, if the Relevant Undertakings were given, the Diagnostics Transaction implemented and the Relevant Undertakings complied with.

(d) The obligations in clauses 10.1(a), 10.1(b), 10.2(a) and 10.2(b) do not require Healthscope to provide any information to Symbion Health to the extent that such information is commercially sensitive or competitive, or to do so would result in a breach of obligation of confidentiality of the Healthscope Group to any person.

10.4 Undertaking by Symbion

If the ACCC requests, as a condition of the ACCC accepting a variation to the Existing ACCC Undertaking or of the ACCC granting informal clearance of the Diagnostics Transaction, that Symbion Health gives an undertaking to the ACCC to the effect that Symbion Health will comply with the obligations and voting restrictions imposed on Symbion Health under clause 5.9 of this deed, Symbion Health must provide that undertaking to the ACCC.

11. Recommendation, intentions and announcements

11.1 Symbion Health Board recommendation

The Symbion Health Board must unanimously recommend, in the Symbion Health announcement to be issued pursuant to clause 11.7 and in the Symbion Health Shareholder Materials, that Symbion Health Shareholders vote in favour of the Symbion Health Resolutions subject to:

(a) no Superior Symbion Health Proposal being made;

(b) the value of the Consideration Shares being within or above the assessed valuation range of the Diagnostics Businesses (assuming completion of the Recapitalisation Steps) set out in the Symbion Health Diagnostics Independent Expert's Report (including in any update to its report);

(c) the Symbion Health Diagnostics Independent Expert concluding in the Symbion Health Diagnostics Independent Expert's Report that the Diagnostics Transaction is (as applicable) fair and reasonable for Symbion Health Shareholders or in the best interests of Symbion Health Shareholders (including in any update of its report); and

(d) the Healthscope VWAP being equal to or greater than $5.30.

11.2 Symbion Health Director intentions

Symbion Health must use all reasonable endeavours to procure that each Symbion Health Director announces his or her intention to vote in favour of the Symbion Health Resolutions any Symbion Health Shares in respect of which they have power to vote subject to:

(a) no Superior Symbion Health Proposal being made;

(b) the value of the Consideration Shares being within or above the assessed valuation range of the Diagnostics Businesses (assuming completion of the Recapitalisation Steps) set out in the Symbion Health Diagnostics Independent Expert's Report (including in any update to its report);

(c) the Symbion Health Diagnostics Independent Expert concluding in the Symbion Health Diagnostics Independent Expert's Report that the Diagnostics Transaction is (as applicable) fair and reasonable for Symbion Health Shareholders or in the best interests of Symbion Health Shareholders (including in any update of its report); and

(d) the Healthscope VWAP being equal to or greater than $5.30.

11.3 Healthscope Board recommendation

The Healthscope Board must unanimously recommend, in the Healthscope announcement to be issued pursuant to clause 11.7 and in the Healthscope Shareholder Materials, that Healthscope Shareholders vote in favour of the Healthscope Resolutions, subject to:

(a) no Superior Healthscope Proposal being made; and

(b) if a Healthscope Diagnostics Independent Expert's Report is commissioned, the Healthscope Diagnostics Independent Expert concluding in the Healthscope Diagnostics Independent Expert's Report that the Diagnostics Transaction is (as applicable) in the best interests of Healthscope Shareholders or fair and reasonable for Healthscope shareholders (including in any update of its report).

11.4 Healthscope Director intentions

Healthscope must use all reasonable endeavours to procure that each Healthscope Director announces his or her intention to vote in favour of the Healthscope Resolutions any Healthscope Shares in respect of which they have power to vote, subject to:

(a) no Superior Healthscope Proposal being made; and

(b) if a Healthscope Diagnostics Independent Expert's Report is commissioned, the Healthscope Diagnostics Independent Expert concluding in the Healthscope Diagnostics Independent Expert's Report that the Diagnostics Transaction is (as applicable) in the best interests of Healthscope Shareholders or fair and reasonable for Healthscope Shareholders (including in any update of its report).

11.5 Change of Symbion Health recommendation or intentions

The Symbion Health Board may change its recommendation and any Symbion Health Director may announce his or her intention to vote against the Symbion Health Resolutions or to abstain from voting on the Symbion Health Resolutions any Symbion Health Shares in respect of which they have power to vote if:

(a) a Superior Symbion Health Proposal is made;

(b) the value of the Consideration Shares is below the assessed valuation range of the Diagnostics Businesses (assuming completion of the Recapitalisation Steps) set out in the Symbion Health Diagnostics Independent Expert's Report (including in any update to its report);

(c) the Symbion Health Diagnostics Independent Expert concludes in the Symbion Health Diagnostics Independent Expert's Report that the Diagnostics Transaction is not (as applicable) fair and reasonable for Symbion Health Shareholders or in the best interests of Symbion Health Shareholders (including in any update of its report); or

(d) the Healthscope VWAP is less than $5.30.

11.6 Change of Healthscope recommendation or intentions

The Healthscope Board may change its recommendation and any Healthscope Director may announce his or her intention to vote against the Healthscope Resolutions or to abstain from voting on the Healthscope Resolutions any Healthscope Shares in respect of which they have power to vote if:

(a) a Superior Healthscope Proposal is made; or

(b) if a Healthscope Diagnostics Independent Expert's Report is commissioned, the Healthscope Diagnostics Independent Expert concludes in the Healthscope Diagnostics Independent Expert's Report that the Diagnostics Transaction is not (as applicable) in the best interests of Healthscope Shareholders or fair and reasonable for Healthscope Shareholders (including in any update of its report).

11.7 Announcements

Immediately after the execution of this deed, Symbion Health and Healthscope must issue announcements to ASX which are substantially in the form which they have previously provided to each other.

11.8 Expanded definition of Diagnostics Transaction

It is agreed that for the purposes of this clause 11, a reference to the Diagnostics Transaction is a reference to the Diagnostics Transaction having regard to:

(a) the transactions contemplated by the Symbion Health Share Sale Deed;

(b) the transactions contemplated by the Recapitalisation Steps; and

(c) the transactions contemplated by the Restructure Agreement.

12. Representations, warranties and indemnities

12.1 Healthscope Warranties

Healthscope represents and warrants to Symbion Health (on its own behalf and separately as trustee for each of the Symbion Health Indemnified Parties) that the Healthscope Warranties are true and accurate on each date from the date of this deed (or, if and to the extent that a Healthscope Warranty is given at a later date, from that date) until (and including) the time immediately before Completion.

12.2 Symbion Health Warranties

Symbion Health represents and warrants to Healthscope (on its own behalf and separately as trustee for each of the Healthscope Indemnified Parties) that the Symbion Health Warranties are true and accurate on each date from the date of this deed (or, if and to the extent that a Symbion Health Warranty is given at a later date, from that date) until (and including) the time immediately before Completion.

12.3 Healthscope indemnity

(a) Healthscope acknowledges that in entering into this deed Symbion Health and the Symbion Health Indemnified Parties have relied on the Healthscope Warranties.

(b) Healthscope indemnifies Symbion Health (on its own behalf and separately as trustee for each of the Symbion Health Indemnified Parties) against any loss suffered or incurred by reason of any breach of any of the representations and warranties of Healthscope in clause 12.1 or of any obligation, undertaking or covenant of Healthscope under any Transaction Document to which it is party.

12.4 Symbion Health indemnity

(a) Symbion Health acknowledges that in entering into this deed Healthscope and the Healthscope Indemnified Parties have relied on the Symbion Health Warranties.

(b) Symbion Health indemnifies Healthscope (on its own behalf and separately as trustee for the Healthscope Indemnified Parties) against any loss suffered or incurred by reason of any breach of any of the representations and warranties of Symbion Health in clause 12.2 or of any obligation, undertaking or covenant of Symbion Health under any Transaction Document to which it is party.

12.5 Notifications

Each party will promptly advise the other in writing if it becomes aware of any fact, matter or circumstance which constitutes or may constitute a breach of any of the representations or warranties given by it under this clause 12.

12.6 Status of representations and warranties

Each representation and warranty in this clause 12:

(a) is severable;

(b) will survive the termination of this deed; and

(c) is given with the intent that liability thereunder will not be confined to breaches which are discovered prior to the date of termination of this deed.

12.7 Status and enforcement of indemnities

(a) Each indemnity in this deed:

(i) is a continuing obligation, separate and independent from the other obligations of the parties, and survives termination, completion or expiration of this deed; and

(ii) is given to the party to which it is expressed to be given, and as trustee for each of the Indemnified Parties of that party, and a reference to a loss in an indemnity given to a party includes a loss suffered or incurred by any of the Indemnified Parties of that party.

(b) It is not necessary for a party to incur expense or to make any payment before enforcing a right of indemnity conferred by this deed.

12.8 Release upon Completion

Notwithstanding any other clause in this deed or the Diagnostics Sale and Purchase Agreement, upon Completion occurring, Symbion Health is released and Healthscope releases Symbion Health from any liability or loss arising from a breach by Symbion Health of the Symbion Health Warranties, whether before, at or after the Completion Date.

12.9 Liability of directors, officers and employees

To the extent permitted by law, each party releases all rights against, and agrees that it will not make any claim against, each past or present director, officer and employee of the other party or their Related Bodies Corporate in relation to:

(a) information provided to the first party in relation to the Transactions; or

(b) any breach of any representations, covenants and warranties of the first party in this deed,

to the extent that such director, officer or employee has acted without negligence, in good faith and has not engaged in wilful misconduct.

12.10 Payment of insurance premiums

Healthscope acknowledges that, by no later than the Implementation Date, Symbion Health will pay all premiums to ensure that insurance cover described in the Symbion Health Insurance and Indemnity Deeds is operative for the period from the Implementation Date until the date which is 7 years from the Implementation Date.

12.11 Healthscope's obligations in relation to insurance and indemnity

(a) Subject to the implementation of the C&P Scheme, on and from the Implementation Date until the date which is 7 years after the Implementation Date, Healthscope must:

(i) take all steps required to maintain the insurance cover described in the Symbion Health Insurance and Indemnity Deeds on the terms set out in those deeds; and

(ii) indemnify each director, officer and employee the subject of each of the Symbion Health Insurance and Indemnity Deeds in respect of any breach of those deeds by Symbion Health provided that this indemnity will not apply in respect of any insured or indemnified liability unless that liability relates to facts, matters, events or circumstances which occurred:

A. on or before the Implementation Date; or

B. after the date on which Symbion Health becomes a Subsidiary of Healthscope or one of its Related Bodies Corporate.

(b) Healthscope agrees that the promises and indemnities given in paragraph (a) are made in favour of and given for the benefit of, and are enforceable directly by (without the need for any action by Symbion Health), the directors, officers and employees referred to in paragraph (a) and those persons may plead this deed in bar or any claim made by Healthscope against any of those persons.

13. Lock-up arrangements

13.1 Termination of existing discussions

(a) Each party represents and warrants to the other that, as at the time of execution of this deed, it is not in any negotiations or discussions, and has ceased any existing negotiations or discussions, in respect of any Competing Proposal with any person (other than, for the avoidance of doubt, the discussions in respect of the Diagnostics Transaction and the Transactions).

(b) Symbion Health agrees that if it has provided any confidential information to a Third Party since 1 January 2007 pursuant to a confidentiality agreement and in connection with such Third Party's consideration of a possible Competing Proposal to the Diagnostics Transaction or the Transactions, Symbion Health has requested or will request in writing the return or destruction by the Third Party of such confidential information as soon as reasonably practicable.

(c) Healthscope will not, and must ensure that its Representatives do not:

(i) participate in any negotiations or discussions with, or provide any information to, any Third Party in relation to the Transactions, any Competing Proposal or the Symbion Health Group (or any part thereof); or

(ii) directly or indirectly solicit or invite any Competing Proposal, or expression of interest or offer which may lead to a Competing Proposal, or initiate any discussions with any Third Party which may reasonably be expected to lead to a Competing Proposal,

during the Lock-Up Period without the prior written consent of Symbion Health, provided that nothing in this clause 13.1(c) prevents or restricts any discussions or the disclosure of any information:

(iii) in the course of any customary investor or analyst presentations or briefings;

(iv) in any public or media statements in relation to the Transactions;

(v) in any ASX release in relation to the Transactions;

(vi) in any disclosure document or shareholder materials contemplated by this deed;

(vii) to a person listed in (a), (b), (c) or (d) of the definition of Healthscope Permitted Disclosee; or

(viii) to a person listed in (e) or (f) of the definition of Healthscope Permitted Disclosee in relation to the Transactions.

For the purposes of this clause 13.1(c), a Competing Proposal will be taken to include a transaction or arrangement proposed by Healthscope (rather than a Third Party) and which otherwise satisfies the definition of Competing Proposal in clause 1.1.

13.2 Symbion Health no shop

During the Lock-up Period, Symbion Health must not, and must ensure that its Representatives do not, except with the prior written consent of Healthscope, directly or indirectly solicit or invite any Competing Proposal or expression of interest or offer which may lead to a Competing Proposal, or initiate discussions with any Third Party which may reasonably be expected to lead to a Competing Proposal.

13.3 Healthscope no shop

During the Lock-up Period, Healthscope must not, and must ensure that its Representatives do not, except with the prior written consent of Symbion Health, directly or indirectly solicit or invite any Healthscope Competing Proposal or expression of interest or offer which may lead to a Healthscope Competing Proposal, or initiate discussions with any Third Party which may reasonably be expected to lead to a Healthscope Competing Proposal.

13.4 Symbion Health no talk and no due diligence

During the Lock-up Period, Symbion Health must not, and must ensure that its Representatives do not, except with the prior written consent of Healthscope:

(a) participate in any negotiations in relation to a Competing Proposal or which may reasonably be expected to lead to a Competing Proposal; or

(b) provide any information to a Third Party for the purposes of enabling that person to make an expression of interest, offer or proposal which may reasonably be expected to lead to a Competing Proposal,

unless:

(c) the Symbion Health Board, acting in good faith and in order to satisfy what the Symbion Health Board considers to be its fiduciary or statutory duties, determines that, where there is a Competing Proposal, the Competing Proposal is a Superior Symbion Health Proposal or, where there is not yet a Competing Proposal, the steps which the Symbion Health Board proposes to take may reasonably be expected to lead to a Competing Proposal which is a Superior Symbion Health Proposal; and

(d) if Symbion Health proposes to provide any confidential information to a Third Party pursuant to clause 13.4(b), before Symbion Health provides such information to the Third Party the Third Party has entered into a written agreement in favour of Symbion Health regarding the use and disclosure of the confidential information by the Third Party and which restricts the Third Party's ability to solicit the employees of the Symbion Health Group (which written agreement must provide (in a legally effective manner) that the Diagnostics Entities are to be beneficiaries of (and have a direct right to enforce) the various covenants and undertakings to be provided by the Third Party in the written agreement).

13.5 Healthscope no talk and no due diligence

(a) During the Lock-up Period, Healthscope must not, and must ensure that its Representatives do not, except with the prior written consent of Symbion Health:

(i) participate in any negotiations in relation to a Healthscope Competing Proposal or which may reasonably be expected to lead to a Healthscope Competing Proposal; or

(ii) provide any information to a Third Party for the purposes of enabling that person to make an expression of interest, offer or proposal which may reasonably be expected to lead to a Healthscope Competing Proposal,

unless the Healthscope Board, acting in good faith and in order to satisfy what the Healthscope Board considers to be its fiduciary or statutory duties, determines that, where there is a Healthscope Competing Proposal, the Healthscope Competing Proposal is a Superior Healthscope Proposal or, where there is not yet a Healthscope Competing Proposal, the steps which the Healthscope Board proposes to take may reasonably be expected to lead to a Healthscope Competing Proposal which is a Superior Healthscope Proposal.

(b) For the avoidance of doubt:

(i) Healthscope will not be in breach of this clause 13.5 if Healthscope or any of its Representatives:

A. participates in any negotiations in relation to a transaction or arrangement which is not, at that time, a Healthscope Competing Proposal (such a transaction or arrangement being an Other Healthscope Proposal); or

B. provides any information to a Third Party for the purposes of enabling that person to make an expression of interest, offer or proposal which may reasonably be expected to lead an Other Healthscope Proposal,

and the Other Healthscope Proposal becomes a Healthscope Competing Proposal at a subsequent point in time (the Proposal Change Time); and

(ii) if an Other Healthscope Proposal becomes a Healthscope Competing Proposal, this clause 13.5 will apply in relation to that Healthscope Competing Proposal with effect from the Proposal Change Time.

13.6 Symbion Health notification

(a) During the Lock-up Period, Symbion Health must promptly notify Healthscope if it proposes to take any action of a kind referred to in clause 13.4(a) or 13.4(b), unless:

(i) the Symbion Health Board, acting in good faith, determines that it would be a breach of its fiduciary or statutory duties to so notify Healthscope; or

(ii) Healthscope has provided its prior written consent to the taking of such action.

(b) If the Symbion Health Board receives a Superior Symbion Health Proposal and as a result proposes to publicly change or withdraw its recommendation that Symbion Health Shareholders vote in favour of the Symbion Health Resolutions, the Symbion Health Board must give Healthscope 2 clear Business Days notice (such notice to be in writing) of such change or withdrawal, and provide to Healthscope all material terms of the applicable Superior Symbion Health Proposal, including details of the proposed price (including details of the consideration if not simply cash), conditions, timing and break fee (if any). Symbion Health will use its reasonable endeavours to ask the person who has made the applicable Superior Symbion Health Proposal (the "**Bidder**") for their consent to their name being provided by Symbion Health to Healthscope on a confidential basis. For the avoidance of doubt, Symbion Health will have no obligation to disclose the identity of the Bidder to Healthscope if the Bidder does not consent to such disclosure. Any information provided pursuant to this clause 13.6(b) will be provided subject to the terms of the Confidentiality Deed.

(c) During the period of 2 clear Business Days referred to in clause 13.6(b) , Healthscope will have the right to offer to:

(i) amend the terms of the Diagnostics Transaction; or

(ii) if applicable, amend the terms of the Diagnostics Transaction and to have Lantern offer to amend the terms of the C&P Scheme,

(each a "**Counterproposal**") so that the relevant transaction, or, if applicable, transactions, (as amended) would provide a superior outcome for the Symbion Health Shareholders than the applicable Superior Symbion Health Proposal.

(d) The Symbion Health Board must consider the Counterproposal and if the Symbion Health Board, acting in good faith, determines that the Counterproposal would provide a superior outcome for the Symbion Health Shareholders than the applicable Superior Symbion Health Proposal, it being acknowledged that:

(i) in the case of a Superior Symbion Health Proposal involving the Diagnostics Businesses, the price for the Diagnostics Businesses implied by the Counterproposal does have to be above, but does not have to be materially above, the price for the Diagnostics Businesses implied by the applicable Superior Symbion Health Proposal; and

(ii) in the case of a Superior Symbion Health Proposal involving the Diagnostics Businesses and the C&P Businesses or Symbion Health as a whole, the price for the Diagnostics Businesses and the C&P Businesses implied by the Counterproposal does have to be above, but does not have to be materially above, the price for the Diagnostics Businesses and the C&P Businesses or Symbion Health as a whole (as the case may be) implied by the applicable Superior Symbion Health Proposal,

for the Symbion Health Board to consider the Counterproposal in relation to price to be superior, and the Symbion Health Board, acting in good faith, determines that the other terms and conditions taken as a whole are not less favourable than those in the applicable Superior Symbion Health Proposal, Healthscope and Symbion Health must use their best endeavours to agree the amendments to the applicable Transaction Documents which are reasonably necessary to reflect the Counterproposal, (including amendments to the Consideration Shares (and any additional consideration) which are reasonably necessary to reflect the Counterproposal), and to enter into one or more appropriate amended agreements to give effect to those amendments and to implement the Counterproposal, in each case as soon as reasonably practicable.

13.7 Healthscope notification

(a) During the Lock-up Period, Healthscope must promptly notify Symbion Health if it proposes to take any action of a kind referred to in clause 13.5(a)(i) or 13.5(a)(ii), unless:

(i) the Healthscope Board, acting in good faith, determines that it would be a breach of its fiduciary or statutory duties to so notify Symbion Health; or

(ii) Symbion Health has provided its prior written consent to the taking of such action.

(b) If the Healthscope Board receives a Superior Healthscope Proposal and as a result proposes to publicly change or withdraw its recommendation that Healthscope Shareholders vote in favour of the Healthscope Resolutions, the Healthscope Board must give Symbion Health

2 clear Business Days notice (such notice to be in writing) of such change or withdrawal, and provide to Symbion Health all material terms of the applicable Superior Healthscope Proposal, including details of the proposed price (including details of the consideration if not simply cash), conditions, timing and break fee (if any). Healthscope will use its reasonable endeavours to ask the person who has made the applicable Superior Healthscope Proposal (the "**Bidder**") for their consent to their name being provided by Healthscope to Symbion Health on a confidential basis. For the avoidance of doubt, Healthscope will have no obligation to disclose the identity of the Bidder to Symbion Health if the Bidder does not consent to such disclosure.

13.8 Payment of costs

(a) Symbion Health and Healthscope believe that the Diagnostics Transaction will provide benefits to Symbion Health, Healthscope and their respective shareholders, and acknowledge that if they enter into this deed and it becomes effective and the Diagnostics Transaction is subsequently not implemented, both parties will incur significant costs (it being acknowledged that both parties have already incurred significant costs in connection with the negotiation of, and the transactions (Original Scheme) that were contemplated by, the Original Scheme Implementation Deed).

(b) In the circumstances referred to in clause 13.8(a):

(i) both parties requested that provision be made for the payments referred to in clauses 13.9 and 13.10, without which neither party would have entered into this deed; and

(ii) the Symbion Health Board and the Healthscope Board believe that it is appropriate for both parties to agree to the payments referred to in clauses 13.9 and 13.10 in order to secure each other's participation.

(c) Symbion Health and Healthscope acknowledge that the Symbion Health Break Fee and the Healthscope Break Fee represent a reasonable amount to compensate the other for the following:

(i) advisory costs (including costs of advisers) in pursuing the Diagnostics Transaction and the Original Scheme;

(ii) costs of management and directors' time in pursuing the Diagnostics Transaction and the Original Scheme;

(iii) out of pocket expenses in pursuing the Diagnostics Transaction and the Original Scheme; and

(iv) reasonable opportunity costs in pursuing the Diagnostics Transaction and the transactions contemplated under the Original Scheme Implementation Deed, or not pursuing other alternative acquisitions or strategic initiatives.

(d) The parties agree that clauses 13.9 and 13.10 do not limit the rights of Symbion Health or Healthscope in respect of any other claims which they may have against each other, whether under this deed or otherwise.

13.9 Symbion Health Break Fee

(a) Subject to clauses 13.9(c) and 13.11(a), Symbion Health must pay Healthscope the Symbion Health Break Fee in accordance with clause 13.9(b) without withholding or set off if:

(i) a Superior Symbion Health Proposal is announced prior to the date of the Symbion Health General Meeting and is publicly recommended by the Symbion Health Board;

(ii) any director of Symbion Health fails to recommend or publicly changes or withdraws his or her recommendation of the Diagnostics Transaction, or publicly recommends a Superior Symbion Health Proposal;

(iii) a Competing Proposal is announced prior to the date of the Symbion Health General Meeting and is completed at any time prior to the first anniversary of the date of this deed and, as a result, a Third Party:

A. acquires control of Symbion Health or the Symbion Health Group within the meaning of section 50AA of the Corporations Act (or acquires an equivalent shareholding or economic interest in Symbion Health pursuant to the implementation of a dual-listed company structure or a reverse takeover);

B. directly or indirectly acquires, has a right to acquire or otherwise acquires an economic interest in, all or a significant part of the Diagnostics Businesses;

C. acquires control of the Diagnostics Businesses or any of the Diagnostics Entities within the meaning of section 50AA of the Corporations Act; or

D. directly or indirectly acquires, merges with, or acquires a significant shareholding or economic interest in any of the Diagnostics Entities or all or a significant part of the Diagnostics Businesses, whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buy-back, sale or purchase of assets, joint venture, reverse takeover, dual-listed company structure, recapitalisation, establishment of a new holding company for the Symbion Health Group or any of the Diagnostics Entities or other synthetic merger or any other transaction or arrangement; or

(iv) Healthscope terminates this deed in accordance with clause 15.1(b), 15.1(e) or 15.1(f).

(b) Symbion Health must pay Healthscope the Symbion Health Break Fee within 5 Business Days after receiving a written notice from Healthscope setting out the relevant circumstances and requiring payment of the Symbion Health Break Fee.

(c) Despite any other term of this deed:

(i) the Symbion Health Break Fee will not be payable to Healthscope if Completion of the Diagnostics Transaction occurs notwithstanding the occurrence of any event in clause 13.9(a);

(ii) the Symbion Health Break Fee is only payable once;

(iii) the Symbion Health Break Fee will not be payable to Healthscope if:

A. the value of the Consideration Shares is below the assessed valuation range of the Diagnostics Businesses (assuming completion of the Recapitalisation Steps), excluding from that valuation range the impact of any Competing Proposal, set out in the Symbion Health Diagnostics Independent Expert's Report (including in any update to such report, other than any update which is prepared solely as a result of the announcement of a Superior Symbion Health Proposal or a Competing Proposal or any public recommendation of a Superior Symbion Health Proposal or a Competing Proposal by any director of Symbion Health);

B. the Healthscope VWAP is less than $5.30 (or if the Symbion Health General Meeting is not held, the value which would have been the Healthscope VWAP, if the Symbion Health Meeting had been held on the date on which it was first scheduled to be held, is less than $5.30), and (unless this deed has been otherwise terminated prior to that date) Symbion Health terminates this deed pursuant to clause 15.2(f) on or before the date that is 2 weeks after Symbion Health becomes entitled to terminate this deed pursuant to that clause; or

C. Symbion Health is entitled to terminate this deed under clause 15.2(b), 15.2(d), 15.2(e) 15.2(f), 15.2(g), 15.2(h), or 15.2(i).

(d) For the avoidance of doubt, the Symbion Health Break Fee will not be payable merely by reason that the Symbion Health Resolutions are not approved by Symbion Health Shareholders at the Symbion Health General Meeting.

13.10 Healthscope Break Fee

(a) Subject to clauses 13.10(b) and 13.11(b), Healthscope must pay Symbion Health the Healthscope Break Fee in accordance with clause 13.10(f), without withholding or set-off, in the following circumstances:

(i) any director of Healthscope fails to recommend or publicly changes or withdraws his or her recommendation that Healthscope Shareholders vote in favour of the Healthscope Resolutions;

(ii) if Symbion Health terminates this deed in accordance with clause 15.2(b), 15.2(d), 15.2(e), 15.2(g), 15.2(h), or 15.2(i); or

(iii) if Healthscope terminates this deed in accordance with clause 15.1(g).

(b) Despite any other term of this deed:

(i) the Healthscope Break Fee will not be payable to Symbion Health if Completion of the Diagnostics Transaction occurs notwithstanding the occurrence of any event in clause 13.10(a);

(ii) the Healthscope Break Fee is only payable once;

(iii) the Healthscope Break Fee will not be payable to Symbion Health if:

A. a Healthscope Diagnostics Independent Expert's Report is commissioned and the Healthscope Diagnostics Independent Expert concludes in the Healthscope Diagnostics Independent Expert's Report that the Diagnostics Transaction is not (as applicable) in the best interests of Healthscope Shareholders or fair and reasonable for Healthscope Shareholders other than by reason of a Healthscope Competing Proposal (including in any update of its report, other than any update which is prepared solely as a result of the announcement of a Superior Healthscope Proposal or any public recommendation of a Superior Healthscope Proposal by any director of Healthscope); or

B. if Healthscope is entitled to terminate this deed under clause 15.1(b), 15.1(e), or 15.1(f).

(c) For the avoidance of doubt, the Healthscope Break Fee will not be payable merely by reason that the Healthscope Resolutions are not approved by Healthscope Shareholders at the Healthscope General Meeting.

(d) Subject to clauses 13.10(e) and 13.11(b), Healthscope must pay Symbion Health the Healthscope Reduced Break Fee in accordance with clause 13.10(f) without withholding or set-off if Symbion Health terminates this deed in accordance with clause 15.2(f) prior to the Symbion Health Resolutions being put to the Symbion Health General Meeting.

(e) The Healthscope Reduced Break Fee shall not be payable:

(i) if Healthscope is entitled to terminate this deed under clause 15.1(b), 15.1(e) or 15.1(f);

(ii) if on the close of trading on any 5 Trading Days during the Healthscope VWAP Period, the S&P/ASX 200 Index is 15% or more below its level as at the close of trading on 28 May 2007;

(iii) if the Healthscope Break Fee has been paid or become payable (and for the avoidance of doubt, the maximum aggregate amount that Healthscope will be obliged to pay pursuant to the Healthscope Break Fee and the Healthscope Reduced Break Fee is $19.575 million); or

(iv) if the Symbion Health General Meeting is held and the Symbion Health Resolutions are put to that meeting (even if the Healthscope VWAP is less than $5.30).

For the avoidance of doubt, the principle of clauses 13.10(d) and 13.10(e)(iv) is that if the Healthscope VWAP is less than $5.30, Symbion Health must decide whether to terminate this deed or hold the Symbion Health General Meeting, and if Symbion Health decides to hold the Symbion Health General Meeting and put the Symbion Health Resolutions to that meeting then no Healthscope Reduced Break Fee will be payable.

(f) Healthscope must pay Symbion Health the Healthscope Break Fee or the Healthscope Reduced Break Fee within 5 Business Days after receiving a written demand from Symbion Health setting out the relevant circumstances and requiring payment of the Healthscope Break Fee or the Healthscope Reduced Break Fee (as appropriate).

13.11 Compliance with law

(a) If a court or the Takeovers Panel determines that any part of the Symbion Health Break Fee:

(i) constitutes or would, if performed, constitute:

A. a breach of the fiduciary or statutory duties of the Symbion Health Board; or

B. unacceptable circumstances within the meaning of the Corporations Act; or

(ii) is unenforceable or would, if paid, be unlawful for any reason,

then Symbion Health will not be obliged to pay such part of the Symbion Health Break Fee and, if such fee has already been paid, then Healthscope must within 5 Business Days after receiving written demand from Symbion Health refund that part of the Symbion Health Break to Symbion Health.

(b) If a court or the Takeovers Panel determines that any part of the Healthscope Break Fee or the Healthscope Reduced Break Fee:

(i) constitutes or would, if performed, constitute:

A. a breach of the fiduciary or statutory duties of the Healthscope Board; or

B. unacceptable circumstances within the meaning of the Corporations Act; or

(ii) is unenforceable or would, if paid, be unlawful for any reason,

then Healthscope will not be obliged to pay such part of the Healthscope Break Fee or the Healthscope Reduced Break Fee and, if the such fee has already been paid, then Symbion Health must within 5 Business Days after receiving written demand from Healthscope refund that part of the Healthscope Break Fee or the Healthscope Reduced Break Fee (as the case may be) to Healthscope.

13.12 Waiver of break fees under Original Scheme Implementation Deed

Each of Healthscope and Symbion Health agrees to waive (and will be taken to have waived) any right it may have to claim a Healthscope Break Fee, Reduced Healthscope Break Fee or Symbion Health Break Fee (as applicable) within the meaning of the Original Scheme Implementation Deed under the terms of that deed.

13.13 Expanded definition of Diagnostics Transaction

It is agreed that for the purposes of clause 13, a reference to the Diagnostics Transaction is a reference to the Diagnostics Transaction having regard to:

(a) the transactions contemplated by the Symbion Health Share Sale Deed;

(b) the transactions contemplated by the Recapitalisation Steps; and

(c) the transactions contemplated by the Restructure Agreement.

14. Confidentiality

14.1 Confidentiality Deed

Save as set out in clause 14.2, the parties acknowledge and agree that:

(a) they continue to be bound by the Confidentiality Deed after the date of this deed; and

(b) the rights and obligations of the parties under the Confidentiality Deed survive termination of this deed.

14.2 Disclosure on termination of agreement

The parties agree that, if this deed is terminated under clause 15, either party may disclose by way of announcement to ASX the fact that this deed has been terminated, where such disclosure is in the reasonable opinion of that party required to ensure that the market in its securities is properly informed, and provided, where reasonably practicable, that party consults with the other party as to (and gives the other party a reasonable opportunity to comment on) the form of the announcement prior to its disclosure.

14.3 Disclosure of arrangements with IAC and Lantern

(a) Healthscope will, upon request from Symbion Health provide to Symbion Health copies of all agreements, documents and arrangements (including ancillary agreements, documents and arrangements) entered into or agreed between Healthscope and Lantern and its Related Bodies Corporate in connection with the C&P Scheme Implementation Deed.

(b) Symbion Health will, upon request from Healthscope provide to Healthscope copies of all agreements, documents and arrangements (including ancillary agreements, documents and arrangements) entered into or agreed between Symbion Health and Lantern and its Related Bodies Corporate in connection with the C&P Scheme Implementation Deed.

(c) If the Symbion Health Board has received a Competing Proposal and the Symbion Health Board, acting in good faith and in order to satisfy what the Symbion Health Board considers to be its fiduciary or statutory duties, determines that, subject only to:

(i) the willingness of the Third Party to enter into arrangements with Symbion Health and Lantern in accordance with clause 9.5 of the Scheme Implementation Deed; and

(ii) the Competing Proposal from the Third Party being implemented in accordance with its terms;

the Third Party has satisfied the Board that it has certainty of funding in relation to the Competing Proposal and that the Competing Proposal is reasonably expected to become a Superior Diagnostics Proposal, then Healthscope will permit Symbion Health to provide copies of the agreements, documents and arrangements referred to in clause 14.3(a) as well as any other agreements, documents and arrangements between any of Healthscope, Lantern, Symbion Health and their respective Related Bodies Corporate relating to the Transactions (excluding the Original Scheme), provided that such agreements, documents and arrangements are provided to the Third Party on a confidential basis. Prior to Symbion Health providing any such agreement, document or arrangement to the Third Party, Symbion Health must notify Healthscope in writing of the fact that Symbion Health intends to do so (provided that Symbion Health will not be under any obligation to identify the Third Party).

15. Termination

15.1 Termination by Healthscope

Healthscope may terminate this deed at any time before Completion by notice in writing to Symbion Health:

(a) in accordance with clause 4.5;

(b) if there is a material breach of any of the Symbion Health Warranties or a Symbion Health Prescribed Occurrence or Symbion Health Material Adverse Change occurs, provided that Healthscope is only entitled to terminate if it has given notice to Symbion Health setting out the relevant circumstances and stating an intention to terminate and the relevant circumstances have continued to exist 5 Business Days (or any shorter period ending at 5.00 pm on the day before the Completion Date) from the time such notice is received by Symbion Health;

(c) if any director of Symbion Health publicly changes his or her recommendation in relation to the Diagnostics Transaction or publicly recommends a Superior Symbion Health Proposal, whether pursuant to clause 11.5 of this deed or otherwise;

(d) if the Healthscope Board publicly changes or withdraws its recommendation of the Diagnostics Transaction pursuant to clause 11.6 or publicly recommends any Superior Healthscope Proposal;

(e) if Symbion Health is in material breach of any of clauses 4, 6.3, 7 or 9 of this deed, before that time, provided that Healthscope is only entitled to terminate if it has given notice to Symbion Health setting out the relevant circumstances and stating an intention to terminate and the relevant circumstances have continued to exist 5 Business Days (or any shorter period ending at 5.00 pm on the day before the Completion Date) from the time such notice is received by Symbion Health;

(f) if Symbion Health is in material breach of clauses 11.1, 11.2, 13.1, 13.2, 13.4 or 13.6 of this deed;

(g) if the ACCC requires Significant Undertakings to be given by Healthscope in order for the ACCC to provide informal clearance of the Diagnostics Transaction;

(h) if Completion has not occurred by 5:00 pm on the End Date; or

(i) in accordance with clause 5.9(a).

15.2 Termination by Symbion Health

Symbion Health may terminate this deed at any time before Completion by notice in writing to Healthscope:

(a) in accordance with clause 4.5;

(b) if there is a material breach of any of the Healthscope Warranties, or a Healthscope Prescribed Occurrence or Healthscope Material Adverse Change occurs, provided that Symbion Health is only entitled to terminate if it has given notice to Healthscope setting out the relevant circumstances and stating an intention to terminate and the relevant circumstances have continued to exist 5 Business Days (or any shorter period ending at 5.00 pm on the day before the Completion Date) from the time such notice is received by Healthscope (unless the Healthscope Material Adverse Change which has occurred is as set out in paragraph (b) of the definition of Healthscope Material Adverse Change, in which case, Symbion Health is not required to give notice under this clause 15.2(b) before it terminates this deed);

(c) if the Symbion Health Board publicly changes or withdraws its recommendation of the Diagnostics Transaction pursuant to clause 11.5 or publicly recommends to Symbion Health Shareholders any Superior Symbion Health Proposal;

(d) if Healthscope is in material breach of clauses 4, 6.2 or 10 of this deed before that time, provided that Symbion Health is only entitled to terminate if it has given notice to Healthscope setting out the relevant circumstances and stating an intention to terminate and the relevant circumstances have continued to exist 5 Business Days (or any shorter period ending at 5.00 pm on the day before the Completion Date) from the time such notice is received by Healthscope;

(e) if any director of Healthscope publicly changes his or her recommendation of the Diagnostics Transaction or publicly recommends any Superior Healthscope Proposal, whether pursuant to clause 11.6 of this deed or otherwise;

(f) if the Healthscope VWAP is less than $5.30 (or if the Symbion Health General Meeting is not held, the value which would have been the Healthscope VWAP, if the Symbion Health General Meeting had been held on the date on which it was scheduled to be held as at the date of termination, is less than $5.30);

(g) if a variation to the Existing ACCC Undertaking has not been agreed by the ACCC and Healthscope has not obtained written confirmation from the ACCC, prior to 11:59 pm on the Business Day before the Completion Date, that the ACCC does not propose to oppose the Diagnostics Transaction, including as a consequence of Healthscope not providing to the ACCC the undertakings that the ACCC requires in connection with the Diagnostics Transaction in order to provide such informal clearance, or as a consequence of the ACCC requiring Significant Undertakings;

(h) if the ACCC makes, or gives notice of its intention to make, an application or files proceedings with any court of competent jurisdiction seeking an injunction to prohibit, make illegal or otherwise materially restrict or prevent the completion of the Diagnostics Transaction or any Transaction Document;

(i) if Healthscope is in material breach of clauses 11.3, 11.4, 13.1(c), 13.3, 13.5 or 13.7;

(j) if Completion has not occurred by 5:00 pm on the End Date; or

(k) in accordance with clause 5.9(a).

15.3 Effect of termination

In the event of termination of this deed by either Symbion Health or Healthscope pursuant to this clause 15, this deed will become void and have no effect, other than:

(a) Clauses 1, 13.9, 13.10, 13.11, 13.12 14, 16, 18 and 19 which shall survive termination; and

(b) in respect of any liability for an antecedent breach of this deed.

16. Costs and stamp duties

16.1 Costs

Except as otherwise provided in this deed, each party must pay its own costs and expenses in connection with negotiating, preparing, executing and performing this deed.

16.2 Stamp duties

Healthscope and Symbion Health agree that, as between Healthscope and Symbion Health, Healthscope:

(a) must, subject to paragraph (d) below, pay all stamp duties and any related fines and penalties in respect of the Transaction Documents (other than the C&P Scheme Implementation Deed), the performance of such documents and each transaction effected by or made under the Transaction Documents (other than the C&P Scheme Implementation Deed);

(b) indemnifies Symbion Health against any liability arising from failure to comply with clause 16.2(a); and

(c) is authorised to apply for and retain the proceeds of any refund due in respect of stamp duty paid under this clause 16.2.

(d) It is agreed that Healthscope will have no obligation or responsibility to pay any stamp duties or any related fines and penalties to the extent that the stamp duties arise under or in connection with the Restructure Agreement if Completion does not occur.

17. Notices

17.1 How notice to be given

Each communication (including each notice, consent, approval, request and demand) under or in connection with this deed:

(a) must be in writing;

(b) must be addressed as follows (or as otherwise notified by that party to each other party from time to time):

(i) if to Symbion Health:

Address:
Level 7, 5 Queens Road,
Melbourne, VIC, 3004 Australia

Fax number:
+61 3 9918 2867

For the attention of:
The Company Secretary

Copied to:
Clayton Utz, Level 19, 1 O'Connell Street, Sydney, NSW, 2000, Australia

Fax number:
+61 2 8220 6700

For the attention of:
Rod Halstead;

(ii) if to Healthscope:

Address:
Level 1, 407 Royal Parade, Parkville, VIC, 3052, Australia

Fax number:
+61 3 9356 7599

For the attention of:
The Company Secretary;

Copied to:
Allens Arthur Robinson, 530 Collins Street, Melbourne, VIC, 3000

Fax number:
+61 3 9614 4661

For the attention of:
Cameron Price

(c) must be signed by the party making it or (on that party's behalf) by the solicitor for, or any attorney, director, secretary or authorised agent of, that party; and

(d) must be delivered by hand or posted by prepaid post to the address, or sent by fax to the number, in accordance with clause 17.1(b).

17.2 When notice taken to be received

Each communication (including each notice, consent, approval, request and demand) under or in connection with this deed is taken to be received by the addressee:

(a) (in the case of prepaid post sent to an address in the same country) on the third day after the date of posting;

(b) (in the case of prepaid post sent to an address in another country) on the fifth day after the date of posting by airmail;

(c) (in the case of fax) at the time in the place to which it is sent equivalent to the time shown on the transmission confirmation report produced by the fax machine from which it was sent; and

(d) (in the case of delivery by hand) on delivery,

but if the communication is taken to be received on a day that is not a Business Day or after 5.00 pm, it is taken to be received at 9.00 am on the next Business Day.

18. GST

18.1 Interpretation

(a) Except where the context suggests otherwise, and subject to clause 18.1(b), terms used in this clause have the meanings given to those terms by the A New Tax System (Goods and Services Tax) Act 1999 (as amended from time to time).

(b) "Input tax credit" has the meaning given by the A New Tax System (Goods and Services Tax) Act 1999 and a reference to an input tax credit entitlement of an entity includes an input tax credit for an acquisition made by that entity but to which another member of the same GST group is entitled.

(c) Any part of a supply that is treated as a separate supply for GST purposes (including attributing GST payable to tax periods) will be treated as a separate supply for the purposes of this clause.

(d) Any consideration for a supply that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to that supply for the purpose of this clause.

18.2 Reimbursements and similar payments

Any payment or reimbursement required to be made under this deed that is calculated by reference to a cost, expense, or other amount paid or incurred will be limited to the total cost, expense or amount less the amount of any input tax credit to which an entity is entitled for the acquisition to which the cost, expense or amount relates.

18.3 GST payable

(a) If GST is payable in relation to a taxable supply made under or in connection with this deed then any party ("**Recipient**") that is required to provide consideration to another party ("**Supplier**") for that supply must, subject to clause 18.1(d), pay an additional amount to the Supplier equal to the amount of that GST at the same times as other consideration is to be provided for that supply.

(b) No payment of any amount pursuant to clause 18.3(a) is required until the Supplier has provided a valid tax invoice to the Recipient.

(c) Where additional amounts are payable between parties to this deed pursuant to clause 18.3(a), amounts so payable, to the extent they are equivalent in amount, shall be set off against each other as if paid and each party shall be obliged only to provide the tax invoice referred to in clause 18.3(b) no later than the time at which any consideration is to be first provided for that supply.

(d) If the GST payable in relation to a supply made under or in connection with this deed varies from the additional amount paid by the Recipient under clause 18.3(a) then the Supplier must promptly issue an adjustment note to the Recipient and will provide a corresponding refund or credit to, or will be entitled to receive the amount of that variation from, the Recipient. Any payment, credit or refund under this paragraph is deemed to be a payment, credit or refund of the additional amount payable under clause 18.3(a).

19. General

19.1 Amendments

This deed may only be varied by a document signed by or on behalf of each party.

19.2 Waiver

(a) Failure to exercise or enforce, or a delay in exercising or enforcing, or the partial exercise or enforcement of, a right, power or remedy provided by law or under this deed by a party does not preclude, or operate as a waiver of, the exercise or enforcement, or further exercise or enforcement, of that or any other right, power or remedy provided by law or under this deed.

(b) A waiver or consent given by a party under this deed is only effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of a term of this deed operates as a waiver of another breach of that term or of a breach of any other term of this deed.

19.3 Further acts and documents

Each party must promptly do all further acts and execute and deliver all further documents (in a form and content reasonably satisfactory to that party) required by law or reasonably requested by another party to give effect to this deed.

19.4 Consents

A consent or approval required under this deed from a party may not be unreasonably withheld, unless this deed expressly provides otherwise.

19.5 Counterparts

This deed may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this deed, and all together constitute one agreement.

19.6 Entire agreement

This deed and the Confidentiality Deed embody the entire understanding of Symbion Health and Healthscope and constitute the entire terms agreed by Symbion Health and Healthscope in relation to the subject matter of this deed and together supersede any prior written or other agreement between Symbion Health and Healthscope in relation to that subject matter.

19.7 No assignment

A party cannot assign, novate or otherwise transfer any of its rights or obligations under this deed without the prior consent of each other party.

20. Governing law, jurisdiction and service of process

20.1 Governing law

This deed is governed by and must be construed according to the law applying in the state of Victoria, Australia.

20.2 Jurisdiction

Each party irrevocably:

(a) submits to the non exclusive jurisdiction of the courts of the state of Victoria, Australia, and the courts competent to determine appeals from those courts, with respect to any proceedings that may be brought at any time relating to this deed; and

(b) waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, if that venue falls within clause 20.2(a).

Schedule 1 – Representations and warranties

1. Healthscope representations and warranties

Healthscope represents and warrants to Symbion Health (on its own behalf and separately as trustee for each of the Symbion Health Indemnified Parties):

(a) on each date from the date of this deed until (and including) the Completion Date that:

(i) it is a validly existing corporation registered under the laws of its place of incorporation;

(ii) the execution and delivery by Healthscope of the Transaction Documents to which Healthscope is party has been properly authorised by all necessary corporate action and Healthscope has full corporate power and lawful authority to execute and deliver such Transaction Documents and to perform or cause to be performed its obligations under such Transaction Documents;

(iii) the Transaction Documents to which Healthscope is party constitute legal, valid and binding obligations on it and do not conflict with or result in a breach of or default under:

A. the constitution or equivalent constituent documents of Healthscope or any of its Related Bodies Corporate;

B. any writ, order or injunction, judgment, law, rule or regulation to which Healthscope or any of its Related Bodies Corporate is party, or by which Healthscope or any of its Related Bodies Corporate is bound; or

C. any material contract to which Healthscope or any of its Related Bodies Corporate is party that would entitle the counter-party or counter-parties thereto to terminate the contract,

save as disclosed in the Healthscope Disclosure Letter;

(iv) the Cooperation Deed between Healthscope and Lantern (Cooperation Deed) and the Symbion Health Share Sale Deed have been entered into in the form provided by Healthscope to Symbion Health and initialled for the purposes of identification, have been duly executed by Healthscope, constitute legally valid and binding obligations on Healthscope that are enforceable in accordance with their terms, and set out all material terms agreed between the parties thereto in connection with the Transactions subject to such amendments, waivers or other agreements Healthscope may agree to the extent it does not breach the warranty in paragraph 1(a)(v);

(v) Healthscope has not agreed to amend the Cooperation Deed or the Symbion Health Share Sale Deed in any material respect which is disadvantageous to the Healthscope Group, the Symbion Health Group (other than the C&P Entities) or the Merged Group, or waived or agreed to waive any of its rights thereunder in any material respects, or entered into any other agreement with respect to their subject matter, save, in each case, with the prior written consent of Symbion Health;

(vi) the Healthscope Commitment Letter has been duly executed by Healthscope and constitutes legally valid and binding obligations on Healthscope that are enforceable in accordance with its terms;

(vii) without the prior written consent of Symbion Health, Healthscope has not agreed to amend the Healthscope Commitment Letter in any material respect which is disadvantageous to the Healthscope Group or the Merged Group, or waived or agreed to waive any of its rights thereunder in any material respects or entered into any other agreement with respect to its subject matter (save for the Healthscope Facility Agreement), and the Healthscope Commitment Letter has not been terminated;

(viii) other than as expressly contemplated by clause 4.1, no shareholder or Government Authority approvals are required to be obtained by the Healthscope Group in order for it to execute and perform the Transaction Documents to which it is a party; and

(ix) Healthscope has complied with its obligations under clause Schedule 1 of the Confidentiality Deed (Standstill);

(b) as at the date of this deed, there are:

(i) 237,960,397 Healthscope Shares on issue;

(ii) 100,001 options to acquire Healthscope Shares on issue (as described in the Healthscope Disclosure Letter); and

(iii) 965,296 performance rights (as described in the Healthscope Disclosure Letter),

and Healthscope has not issued (and is not required to issue) any other securities or instruments which are still outstanding (or may become outstanding) and which may convert into Healthscope securities other than in connection with a dividend reinvestment plan (including pursuant to any underwriting of that plan) or an employee incentive arrangement (including any security issued upon conversion or exercise of rights attaching to any security issued under an employee incentive arrangement);

(c) on the date of despatch of the Healthscope Shareholder Materials and the Symbion Health Shareholder Materials and the Completion Date:

(i) the Healthscope Information, the Healthscope Prospectus and the Prospectus Disclosure (as the case may be) has been prepared and included in the Symbion Health Shareholder Materials in good faith and on the understanding that Symbion Health and its directors, officers and employees have relied on that information for the purposes of considering and approving the Symbion Health Information and that the Symbion Health Diagnostics Independent Expert and KPMG have relied on the information for the purposes of preparing the Symbion Health Diagnostics Independent Expert's Report and the Symbion Health Investigating Accountant's Report respectively;

(ii) the Healthscope Information, the Healthscope Prospectus and the Prospectus Disclosure (as the case may be) complies in all material respects with relevant laws (including the Corporations Act, Listing Rules and relevant Policy Statements), and includes all information regarding Healthscope, its Related Bodies Corporate and the Healthscope Shares that is required by the Corporations Act, Policy Statements and Listing Rules;

(iii) the Healthscope Information, the Healthscope Prospectus and the Prospectus Disclosure (as the case may be) (other than to the extent that it consists of information relating to Symbion Health that was provided by or on behalf of Symbion Health, or has been extracted from public announcements made by Symbion Health to ASX) in the form and context in which it appears in the Healthscope Prospectus is not misleading or deceptive in any material respect and does not contain any material omission; and

(iv) Healthscope has complied with its obligations under clause 7.3(e);

(d) on the date of this deed, date of despatch of the Healthscope Shareholder Materials and the Symbion Health Shareholder Materials, the Symbion Health General Meeting and the Completion Date:

(i) following the making by Healthscope of an announcement to ASX pursuant to clause 11.7, Healthscope has complied in all respects with its continuous disclosure obligations under Listing Rule 3.1 and Healthscope is not withholding any information from Symbion Health which is being withheld from public disclosure in reliance on Listing Rule 3.1A; and

(ii) Healthscope is not aware of any material information relating to its businesses that has not been disclosed to Symbion Health and is objectively necessary for Symbion Health to make an informed decision as to whether to proceed with the Diagnostics Transaction.

(e) on each date from the date on which the Healthscope Facility Agreement is entered into until the Completion Date:

(i) the Healthscope Facility Agreement reflects the Healthscope Commitment Letter in all material respects;

(ii) the Healthscope Facility Agreement has been duly executed by Healthscope thereto, and constitutes legally valid and enforceable obligations on Healthscope that are enforceable in accordance with its terms;

(iii) without the prior written consent of Symbion Health, Healthscope has not amended or agreed to amend the Healthscope Facility Agreement in any material respect which is disadvantageous to the Healthscope Group or the Merged Group, or waived or agreed to waive any of its rights thereunder, or entered into any other agreement with respect to its subject matter, and the Healthscope Facility Agreement has not been terminated; and

(iv) so far as Healthscope is aware, no event has occurred which would entitle the lender under the Healthscope Facility Agreement to terminate the Healthscope Facility Agreement, or to refuse any drawdown request from Healthscope under the Healthscope Facility Agreement.

(f) the Consideration Shares will be validly allotted and issued to Symbion Health, fully paid, free from all liens, charges and other Encumbrances and rank equally with all existing Healthscope Shares (except that they will not carry a right to participate in any Permitted Healthscope Dividend but will carry a right to participate in any Healthscope FY08 Interim Dividend);

(g) the allotment and issue to Symbion Health of the Consideration Shares will not breach any obligation binding on Healthscope or result in a breach of or any order, judgement or decree of any court or Government Authority to which Healthscope is a party or by which Healthscope is bound;

(h) Healthscope is eligible under the ASX Listing Rules and other requirements of ASX to remain listed on ASX and the Consideration Shares are eligible under the ASX Listing Rules and other requirements of ASX for quotation on ASX;

(i) the Consideration Shares will be issued to Symbion Health with disclosure under Part 6D.2 of the Corporations Act and the offer of the Consideration Shares to Symbion Health and the Healthscope Prospectus will comply with all applicable laws, including the Corporations Act and the ASX Listing Rules.

2. Symbion Health representations and warranties

Symbion Health represents and warrants to Healthscope (on its own behalf and separately as trustee for each of the Healthscope Indemnified Parties):

(a) on each date from the date of this deed until (and including) the Completion Date that:

(i) Symbion Health is a validly existing corporation registered under the laws of its place of incorporation;

(ii) the execution and delivery by Symbion Health of the Transaction Documents to which Symbion Health is party has been properly authorised by all necessary corporate action and Symbion Health has full corporate power and lawful authority to execute and deliver such Transaction Documents and to perform or cause to be performed its obligations under such Transaction Documents;

(iii) the Transaction Documents to which Symbion Health is party constitute legal, valid and binding obligations on Symbion Health and do not conflict with or result in a breach of or default under:

A. the constitution of Symbion Health or any of its Related Bodies Corporate;

B. any writ, order or injunction, judgment, law, rule or regulation to which Symbion Health or any of its Related Bodies Corporate is party, or by which Symbion Health or any of its Related Bodies Corporate is bound; or

C. any material contract to which Symbion Health or any of its Related Bodies Corporate is party that would entitle the counter-party or counter-parties thereto to terminate the contract,

save as disclosed in the Symbion Health Disclosure Letter;

(iv) the C&P Scheme Implementation Deed has been entered into in the form provided by Symbion Health to Healthscope and initialled for the purposes of identification, has been duly executed by Symbion Health, constitutes legally valid and binding obligations on Symbion Health that are enforceable in accordance with their terms, and sets out all material terms agreed between the parties thereto in connection with the Transactions subject to such amendments, waivers or other agreements Symbion Health may agree to the extent it does not breach the warranty in paragraph 2(a)(v);

(v) Symbion Health has not agreed to amend (and has not consented to the amendment of) the C&P Scheme Implementation Deed, the C&P Scheme or the deed poll given by Lantern contemplated by C&P Scheme Implementation Deed in any material respect which is disadvantageous to the Symbion Health Group (excluding each C&P Entity which is not Symbion Health), the Healthscope Group or the Merged Group, or waived or agreed to waive any of its rights thereunder in any material respects, or entered into any other agreement with respect to their subject matter which is disadvantageous to the Symbion Health Group (excluding each C&P Entity which is not Symbion Health), the Healthscope Group or the Merged Group, save, in each case, with the prior written consent of Healthscope;

(vi) as at the date of this deed there are:

A. 647,069,929 Symbion Health Shares on issue;

B. 2,560,101 performance rights (as described in the Symbion Health Disclosure Letter),

and, except as set out in clause 8.3 Symbion Health has not issued (and is not required to issue) any other securities or instruments which are still outstanding (or may become outstanding) and which may convert into Symbion Health securities;

(b) on the date of despatch of the Healthscope Shareholder Materials and the Symbion Health Shareholder Materials and the Completion Date:

(i) the Symbion Health Information has been prepared and included in the Healthscope Prospectus in good faith and on the understanding that Healthscope, its directors and its officers will rely on that information for the purposes of considering and approving the Healthscope Information in the Healthscope Shareholder Materials and the Healthscope Prospectus and that the Healthscope Diagnostics Independent Expert and the independent accountant who prepared the Healthscope Investigating Accountant's Report have relied on the information for the purposes of preparing the Healthscope Diagnostics Independent Expert's Report and the Healthscope Investigating Accountant's Report respectively;

(ii) the Symbion Health Information in the Healthscope Prospectus does not contain a statement which is misleading or deceptive in any material respect and does not contain any material omission (other than a statement or omission which has been rectified by Symbion Health in accordance with applicable law by the Completion Date);

(iii) Symbion Health has complied with any obligations it may have under clause 6.5; and

(iv) the provision of the Symbion Health Shareholder Materials to Symbion Shareholders, and the Symbion Health Information, each complies in all material respects with relevant laws (including the Corporations Act, Listing Rules and relevant Policy Statements);

(c) on the date of this deed, the date of despatch of the Healthscope Shareholder Materials and the Symbion Health Shareholder Materials, the Healthscope General Meeting and the Completion Date:

(i) following the making by Symbion Health of an announcement to ASX pursuant to clause 11.7, Symbion Health has complied in all respects with its continuous disclosure obligations under Listing Rule 3.1 and Symbion Health is not withholding any information from Healthscope which is being withheld from public disclosure in reliance on Listing Rule 3.1A; and

(ii) Symbion Health is not aware of any material information relating to the Diagnostics Entities or the Diagnostics Businesses that it has not disclosed to Healthscope and is objectively necessary for Healthscope to make an informed decision as to whether to proceed with the Diagnostics Transaction.

Schedule 2 – Timetable[1]

Meeting and explanatory documentation (including the Healthscope Prospectus)

Symbion Health	
Despatch of Symbion Health Shareholder Materials to Symbion Health shareholders	Wed 31 Oct
Healthscope	
Lodgement of Healthscope Prospectus by Healthscope with ASIC	Fri 26 Oct
(after first court hearing for C&P Scheme)	
Despatch of Healthscope Shareholder Materials to Healthscope shareholders	Wed 31 Oct

Notes:

1. These dates may be varied as agreed between the parties. See Key dates on page 1 of this document.

Shareholder meetings, scheme and capital reduction mechanics

Healthscope

Meeting to approve Diagnostics Transaction	Fri 30 Nov

Symbion Health

First court hearing for C&P Scheme	Fri 26 Oct
Meetings to approve Diagnostics Transaction, Capital Reduction and C&P Scheme	Fri 30 Nov
Record Date for Capital Reduction and Share Distribution Dividend	Fri 7 Dec
Completion of Diagnostics Transaction (including Capital Reduction and Share Distribution Dividend)	Wed 12 Dec
Second court hearing for C&P Scheme	Fri 14 Dec
Lodge court order with ASIC and C&P Scheme becomes effective	Fri 14 Dec
Record date for C&P Scheme	Fri 21 Dec
Implementation date for C&P Scheme	Fri 28 Dec

Schedule 3 – Form of Capital Reduction resolution

Capitalised terms referred to in this notice of meeting shall have the same meaning as defined in the Explanatory Memorandum accompanying this notice of meeting.

1. Equal Reduction of Capital

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, subject to and conditional upon DSPA Completion, the reduction in the share capital of the Company by the in specie distribution of the Consideration Shares issued and allotted to the Company on DSPA Completion which are not to be distributed pursuant to the Share Distribution Dividend, to each holder of ordinary shares in the Company as at 7.00 pm on the Record Date, in proportion to the number of ordinary shares held by such holders on the Record Date, with fractional entitlements to a New Healthscope Share of 0.5 or more being rounded up, and fractional entitlements to a New Healthscope Share of less than 0.5 being rounded down, to the nearest whole number, be and is hereby approved as an equal reduction pursuant to Section 256C(1) of the Corporations Act 2001 (Cth)."

2. Overseas shareholders

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, subject to and conditional upon the approval of Resolution 1, the Company:

(i) transfer to the Nominee the Consideration Shares which, pursuant to Resolution 1, the Company would otherwise be required to distribute to holders of ordinary shares in the Company who are, in the Company's opinion, Ineligible Overseas Shareholders as at 7.00 pm on the Record Date;

(ii) procure that, as soon as reasonably practicable and in any event not more than 15 Business Days after the Completion Date:

(a) the Nominee:

A. sells on the financial market conducted by ASX all of the Consideration Shares so transferred to the Nominee in such manner, at such price and on such other terms as the Nominee determines in good faith; or

B. if the nominee believes that the process referred to in paragraph A above is not appropriate in the circumstances, the nominee undertakes such other sale process that the nominee believes will maximize the price at which the Consideration Shares will be sold; and

(b) remits to the Company the proceeds of sale (after deducting any applicable brokerage, stamp duty and other selling costs, taxes and charges); and

(iii) promptly after the last such sale of Consideration Shares by the Nominee, pay to each Ineligible Overseas Shareholder the proportion of the net proceeds of sale so received by the Company to which that Ineligible Overseas Shareholder is entitled (being the number of Symbion Health Shares held by the Ineligible Overseas Shareholder as at the Record Date divided by the total number of Symbion Health Shares held by all Ineligible Overseas Shareholders as at the Record Date multiplied by the net proceeds of sale)."

Signed, sealed and delivered as a deed.

Signed for and on behalf of **Symbion Health Limited ACN 004 073 410** by its Attorneys under a Power of Attorney dated 4 October 2007 each of whom declares that he or she has no notice of the revocation of such Power of Attorney, in the presence of:

Signature of Attorney
Name of Attorney in full

Signature of Attorney
Name of Attorney in full

Signature of Witness
Name of Witness in full

Signed for and on behalf of **Healthscope Limited ACN 006 405 152** by its Attorneys under a Power of Attorney dated 7 October 2007 each of whom declares that he or she has no notice of the revocation of such Power of Attorney, in the presence of:

Signature of Attorney
Name of Attorney in full

Signature of Attorney
Name of Attorney in full

Signature of Witness
Name of Witness in full

Annexure B

C&P Scheme Implementation Deed
(conformed copy without annexures)

Contents

Scheme Implementation Deed made on 8 October 2007

Parties

Symbion Health Limited ACN 004 073 410 of Level 7, 5 Queens Road, Melbourne, Victoria, 3004, Australia ("Symbion Health")

Lantern Bidco Pty Limited ACN 127 183 886 of Pier 2/3, Suite 7, 13 Hickson Road, Sydney, NSW 2000 ("Lantern")

Background

A. Symbion Health and Healthscope have agreed that Healthscope will acquire the Diagnostics Businesses in consideration for Healthscope Shares and Symbion Health will distribute those Healthscope Shares to the Symbion Health Shareholders pursuant to an equal reduction of capital and payment of a dividend by in specie distribution, subject to and in accordance with the terms and conditions of the Transaction Implementation Deed ("**Diagnostics Transaction**").

B. Symbion Health and Healthscope have further agreed that, together with the steps referred to in recital A above, all of Symbion Health's assets and liabilities that do not relate to the C&P Businesses will be transferred to, or assumed by, Healthscope.

C. Symbion Health has also agreed with Lantern that following the steps described in recitals A and B above, Lantern will acquire all of the Symbion Health Shares for the Scheme Consideration pursuant to the Scheme.

Operative provisions

1. Definitions and interpretations

1.1 Definitions

In this deed:

Archer Capital	means Archer Capital Pty Limited ACN 076 176 737.
ASIC	means the Australian Securities and Investments Commission.
ASX	means ASX Limited ACN 008 624 691.
Break Fee	means an amount equal to $11.479 million unless the Symbion Health Break Fee has been or is required to be paid under the Transaction Implementation Deed in which case it will be $7.885 million.
Business Day	is any day that is both a Business Day within the meaning given in the Listing Rules and a day that banks are open for business in Melbourne, Australia.
C&P Businesses	means the C&P Entities and the Consumer Business and Pharmacy Business of the Symbion Health Group.
C&P Entities	has the meaning given to the term "C&P Companies" in the Diagnostics Sale and Purchase Agreement but excluding Symbion Health.
C&P Holding Entity	means the Symbion Group entity which will own the shares in Symbion Pharmacy Services Pty Limited and Symbion CP Holdings Pty Limited on the Implementation Date.

Competing Proposal	means a transaction or arrangement which is proposed by or involves a Third Party pursuant to which (other than as contemplated pursuant to the Transactions) a Third Party will, if the proposed transaction or arrangement is entered into or completed substantially in accordance with its terms: (a) directly or indirectly acquire, have a right to acquire or otherwise acquire an economic interest in, all or a significant part of the business of the Symbion Health Group; (b) acquire a Relevant Interest in any Symbion Health Shares, as a result of which the Third Party will have a Relevant Interest in more than 20% of the Symbion Health Shares; (c) otherwise acquire control of Symbion Health or the Symbion Health Group within the meaning of section 50AA of the Corporations Act; or (d) otherwise directly or indirectly acquire, merge with, or acquire a significant shareholding or economic interest in Symbion Health or its businesses, whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buy-back, sale or purchase of assets, joint venture, reverse takeover, dual-listed company structure, recapitalisation, establishment of a new holding company for the Symbion Health Group or other synthetic merger or any other transaction or arrangement. For the purposes of paragraphs (a) and (d) above: (i) the C&P Businesses will be taken to be a significant part of the business of the Symbion Health Group; and (ii) the Diagnostics Businesses (or a significant part of the Diagnostics Businesses) will not be taken to be a significant part of the Symbion Health Group.
Conditions	means the conditions precedent to the Scheme becoming Effective, as set out in clause 4.1.
Confidentiality Deeds	means the confidentiality deed between Symbion Health and Ironbridge Capital Pty Limited ACN 105 880 108 dated 6 March 2007, and the confidentiality deed between Symbion Health and Archer Capital Pty Limited ACN 076 176 737 dated 6 March 2007.
Consideration Shares	has the meaning given to that term in the Transaction Implementation Deed.
Consumer Business	means the consumer products businesses (including the manufacture and marketing of vitamin, mineral and health supplements, and antiseptic products) of the Symbion Health Group, which, for the avoidance of doubt, does not include the Diagnostics Businesses.
Consumer Debt Commitment Letter	means the credit-approved, irrevocable, executed and binding certain funds commitment letter and accompanying term sheet (with commercially sensitive material removed) from BOS International (Australia) Limited and The Royal Bank of Scotland plc, Australia Branch (in this definition, the "**Lenders**") dated on or about 8 October 2007 addressed to Lantern Bidco Pty Limited, Lantern CP Purchaser Pty Limited and Lantern CP Bidco Pty Limited pursuant to which the Lenders have committed, on a certain funds basis, to provide credit facilities of $310 million in aggregate to Lantern CP Purchaser Pty Limited in connection with funding arrangements relating to the acquisition by Lantern Bidco Pty Limited of the Symbion Health Shares under the Scheme such letter and term sheet (with commercially sensitive material removed) being in the form initialled by Symbion Health on the date of this deed, or a substitute credit-approved, executed and binding commitment letter and term sheet (with commercially sensitive material removed) in a form where the conditions to, availability period for and amount and certainty of, the alternative debt funding is no less favourable to Lantern CP Purchaser Pty Limited or is otherwise approved by Symbion Health in writing.
Co-operation Deed	means the deed with the same name entered into between Healthscope and Lantern on or about the date of this deed.
Corporations Act	means the Corporations Act 2001 (Commonwealth).

Court	means the Supreme Court of Victoria or such other court of competent jurisdiction as Symbion Health and Lantern agree in writing.
Debt Commitment Letters	means the Consumer Debt Commitment Letter and the Pharmacy Debt Commitment Letter.
Diagnostics Businesses	means the pathology, medical centres and diagnostic imaging businesses of Symbion Health Group and the Joint Venture Companies.
Diagnostics Entities	has the meaning given to that term in the Transaction Implementation Deed.
Diagnostics Sale and Purchase Agreement	has the meaning given to that term in the Transaction Implementation Deed.
Diagnostics Transaction	has the meaning given in the Transaction Implementation Deed.
Diagnostics Transaction Dividend	has the meaning given to the term "Share Distribution Dividend" in the Transaction Implementation Deed.
Effective	means, when used in relation to the Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) (and, if applicable, section 417(b)) of the Corporations Act in relation to the Scheme.
Effective Date	means the date on which the Scheme becomes Effective.
End Date	means 28 February 2008 or such later date as is agreed by the parties in writing.
Equity Commitment Letters	means each of the binding, executed commitment letters dated on or about 7 October 2007 addressed separately to each of Lantern CP Holdings Pty Limited and Lantern Pharmacy Holdings Pty Limited from each of Ironbridge Fund II LP, Ironbridge Capital II A Pty Limited as trustee for Ironbridge Fund II A, Ironbridge Capital II B Pty Limited as trustee for Ironbridge Fund II B, AC4 Belco BVBA, Archer Capital 4A Pty Limited as trustee for Archer Capital Trust 4A and Archer Capital 4B Pty Limited as trustee for Archer Capital Trust B (the "**Investors**") under which the Investors separately undertake to ensure that various amounts (totalling A$227,000,000) are contributed to Lantern CP Holdings Pty Limited and various amounts (totalling A$190,000,000) are contributed to Lantern Pharmacy Holdings Pty Limited, in each case to enable Lantern to provide or procure the provision of the Scheme Consideration on the Implementation Date in accordance with the Scheme, such commitments being unconditional (save for a condition in relation to the Scheme becoming Effective) in each case in the form initialled by Symbion Health.
Explanatory Memorandum	means the explanatory memorandum to be prepared in respect of the Scheme and the Resolution in accordance with the terms of this deed and to be despatched by Symbion Health to the Symbion Health Shareholders.
First Court Date	means the first day of hearing of an application made to the Court for an order pursuant to section 411(1) of the Corporations Act convening the Scheme Meeting or, if the hearing of such application is adjourned for any reason, means the first day of the adjourned hearing.
Government Authority	means any government or governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any state or territory.
Healthscope	means Healthscope Limited ACN 006 405 152.
Healthscope Break Fee	has the meaning given to "Symbion Health Break Fee" in the Transaction Implementation Deed.
Healthscope Counterproposal	has the meaning given to "Counterproposal" in the Transaction Implementation Deed.
IAC Facility Agreements	means the credit facility agreements to be entered into pursuant to the Debt Commitment Letters.

IAC Holdcos	means: (a) Lantern Pharmacy Holdings Pty Limited ACN 125 407 285 (which wholly owns Lantern Pharmacy Bidco Pty Limited ACN 125 475 916 (which in turn wholly owns Lantern Pharmacy Purchaser Pty Limited)); and (b) Lantern CP Holdings Pty Limited ACN 125 407 954 (which wholly owns Lantern CP Bidco Pty Limited ACN 125 475 925 (which in turn wholly owns Lantern CP Purchaser Pty Limited)).
IAC Purchasers	means Lantern CP Purchaser Pty Limited and Lantern Pharmacy Purchaser Pty Limited.
Implementation Date	means the date which is 3 Business Days after the Scheme Record Date or such other date as Symbion Health and Lantern agree in writing.
Indemnified Parties	means: (a) in respect of Lantern, the Lantern Indemnified Parties; and (b) in respect of Symbion Health, the Symbion Health Indemnified Parties.
Independent Expert	means the independent expert to be engaged by Symbion Health to express an opinion on whether the Scheme is in the best interests of Symbion Health Shareholders.
Independent Expert's Report	means the report from the Independent Expert for inclusion in the Explanatory Memorandum, and any update to such report that the Independent Expert issues.
Ironbridge Capital	means Ironbridge Capital Pty Limited ACN 105 880 108.
Joint Venture Companies	means any person other than a Diagnostics Entity in which a Diagnostics Entity has a shareholding or other equity or beneficial interest.
Lantern Board	means the board of directors of Lantern.
Lantern Deed Poll	means a deed poll to be executed by Lantern in favour of the Scheme Shareholders, substantially in the form set out in Annexure B or in such other form as Symbion Health and Lantern agree in writing.
Lantern Group	means the IAC Holdcos, Lantern, and each Related Body Corporate of each of them.
Lantern Indemnified Parties	means the directors, officers and employees of Lantern Group.
Lantern Information	means all information regarding Lantern and its Related Bodies Corporate that is provided by or on behalf of Lantern to Symbion Health or its Representatives for inclusion in the Explanatory Memorandum.
Lantern Permitted Disclosee	means one or more of the following: (a) a Government Authority; (b) any Related Body Corporate of Lantern; (c) any director or employee of Lantern or a Related Body Corporate of Lantern; (d) any professional adviser, banker or financier to Lantern or any of its Related Bodies Corporate; (e) Healthscope Limited or any of its Related Bodies Corporate, Affiliates (within the meaning given to that term in the Confidentiality Deed), directors or employees; (f) Archer Capital; (g) Ironbridge Capital; (h) any funds managed or advised by Archer Capital or Ironbridge Capital and those funds' underlying investors; or (i) any professional adviser, banker or financier to a person referred to in paragraph (e) above.

Lantern Prescribed Occurrence	means (other than as required by or as a consequence of this deed or the Scheme, or as agreed to in writing by Symbion Health) the occurrence of any of the following between the date of this deed and 8:00am on the Second Court Date: (a) Lantern or any member of the Lantern Group resolves that it be wound up or an application or order is made for the winding up or dissolution of Lantern or any member of the Lantern Group other than where the application or order (as the case may be) is set aside within 14 days; (b) a liquidator or provisional liquidator of Lantern or any member of the Lantern Group is appointed; (c) a court makes an order for the winding up of Lantern or any member of the Lantern Group; (d) an administrator of Lantern or of any member of the Lantern Group is appointed under sections 436A, 436B or 436C of the Corporations Act; (e) Lantern or any member of the Lantern Group ceases, or threatens to cease, to carry on business; (f) Lantern or any member of the Lantern Group executes a deed of company arrangement; (g) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of Lantern or any member of the Lantern Group; (h) Lantern or any member of the Lantern Group is deregistered as a company or otherwise dissolved; (i) Lantern or any member of the Lantern Group is or becomes unable to pay its debts when they fall due; (j) either or both of the Debt Commitment Letters are terminated prior to the IAC Facility Agreements being executed and becoming effective, either or both of the IAC Facility Agreements are terminated or do not reflect the terms of the Debt Commitment Letters in relation to any matter which relates to quantum, conditions to, availability period for, and certainty of funding, there is any change to the terms of the Debt Commitment Letters or the IAC Facility Agreements in relation to any matter which relates to quantum, conditions to, availability period for, and certainty of funding which is less favourable to the Lantern Group, or Lantern waives any material right thereunder in relation to any matter which relates to quantum, conditions to, availability period for, and certainty of funding or enters into any new agreement in relation to their subject matter where the quantum, conditions to, availability period for, and certainty of funding under such new agreement are not in all material respects equivalent to the Debt Commitment Letters or the IAC Facility Agreements; or (k) any of the Equity Commitment Letters are terminated, there is any change to the terms of the Equity Commitment Letters or the IAC Facility Agreements which is less favourable to the Lantern Group, or Lantern waives any material right thereunder or enters into any new agreement in relation to their subject matter where the terms of such new agreement is less favourable to the Lantern Group than the Equity Commitment Letters.
Lantern Warranties	means the representations and warranties made by Lantern in clause 11.1.
Listing Rules	means the official listing rules of ASX.
Lock-up Period	means the period commencing on the date of this deed and ending on the earlier of: (a) the date this deed is terminated in accordance with its terms; (b) the Implementation Date; and (c) the End Date.
Original Scheme Implementation Deed	means the scheme implementation deed between Symbion Health and Healthscope dated 28 May 2007, as amended on 2 August 2007.

Permitted Symbion Health Dividend	means: (a) the Symbion Health FY07 Dividend; and (b) the Diagnostics Transaction Dividend.
Pharmacy Business	means the pharmacy services and distribution businesses of the Symbion Health Group which, for the avoidance of doubt, do not include the Diagnostics Businesses
Pharmacy Debt Commitment Letter	means the credit-approved, irrevocable, executed and binding certain funds commitment letter and accompanying term sheet (with commercially sensitive material removed) from BOS International (Australia) Limited and The Royal Bank of Scotland plc, Australia Branch (in this definition, the "**Lenders**") dated 8 October 2007 addressed to Lantern, Lantern Pharmacy Purchaser Pty Limited and Lantern Pharmacy Bidco Pty Limited pursuant to which the Lenders have committed, on a certain funds basis, to provide credit facilities of $250 million in aggregate to Lantern Pharmacy Purchaser Pty Limited in connection with funding arrangements relating to the acquisition by Lantern of the Symbion Health Shares under the Scheme, such letter and term sheet (with commercially sensitive material removed) being in the form initialled by Symbion Health on the date of this deed, or a substitute credit-approved, executed and binding commitment letter and term sheet (with commercially sensitive material removed) in a form where the conditions to, availability period for and amount and certainty of, the alternative debt funding is no less favourable to Lantern Pharmacy Purchaser Pty Limited or is otherwise approved by Symbion Health in writing.
Policy Statements	means all regulatory guidelines, policy statements and practice notes published by ASIC and in force at the date of this deed.
Purchase Consideration Loan	means the loan agreement between Symbion Health and Lantern initialled by Symbion Health and Lantern for the purposes of identification.
Recapitalisation Steps	has the meaning given in the Transaction Implementation Deed.
Recapitalisation Steps Document	has the meaning given in the Transaction Implementation Deed.
Related Body Corporate	has the meaning given in the Corporations Act and, in the case of Lantern, includes each member of the Lantern Group.
Relevant Interest	has the meaning given in the Corporations Act.
Representative	means, in respect of a party, its Related Bodies Corporate and each director, officer, employee, advisor, agent or representative of that party and its Related Bodies Corporate.
Resolution	means a resolution of the Symbion Health Shareholders for the purposes of section 260A of the Corporations Act under section 260B(1) of the Corporations Act approving the financial assistance by Symbion Health to Lantern under the Recapitalisation Steps.
Resolution - Lantern	means a resolution of Lantern Pharmacy Holdings Pty Limited for the purposes of section 260A of the Corporations Act under section 260B(3) of the Corporations Act approving the financial assistance by Symbion Health to Lantern under the Recapitalisation Steps.
Resolution - Symbion Group Company	means any required resolution of the shareholder(s) in the C&P Holding Entity for the purposes of section 260A of the Corporations Act under section 260B(1) of the Corporations Act approving the financial assistance to be given by the C&P Holding Entity granting, with effect from implementation of the scheme, a guarantee and mortgage over the shares that the C&P Holding Entity holds in each of Symbion Pharmacy Services Pty Limited and Symbion CP Holdings Pty Limited.
Restructure Agreement	has the meaning given to that term in the Transaction Implementation Deed.
Rumpco Pre-Sale Transaction Steps	has the meaning given in the Co-operation Deed.
Scheme	means a scheme of arrangement under Part 5.1 of the Corporations Act between Symbion Health and the Scheme Shareholders substantially in the form set out in Annexure A or in such other form as Symbion Health and Lantern agree in writing and subject to any alterations or conditions made or required by the Court pursuant to section 417(b) of the Corporations Act and agreed to by Lantern and Symbion Health.

Scheme Consideration Aggregate	means an amount of $1.76693 multiplied by the aggregate number of Scheme Shares provided that this amount will be reduced by the aggregate cash amount of: (a) any dividend declared, determined or paid by Symbion Health, during the period from (and including) the date of this deed until (and including) the Implementation Date other than a Permitted Symbion Health Dividend; and (b) any payment made pursuant to clause 5.3(e).
Scheme Consideration	means the consideration to be provided to Scheme Shareholders under the terms of the Scheme, as described in clause 5.
Scheme Meeting	means the meeting of Symbion Health Shareholders ordered by the Court to be convened in relation to the Scheme pursuant to section 411(1) of the Corporations Act.
Scheme Record Date	means 7.00 pm on the date which is 5 Business Days after the Effective Date.
Scheme Share	means each Symbion Health Share on issue as at the Scheme Record Date.
Scheme Shareholder	means each person registered in the Symbion Health Share Register as the holder of Scheme Shares as at the Scheme Record Date.
Second Court Date	means the first day of hearing of an application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme or, if the hearing of such application is adjourned for any reason, means the first day of the adjourned hearing.
Senior Executives	means each employee of Symbion Health whose salary for the year commencing 1 July 2007 is in excess of $175,000 per annum.
Shared Services Agreement	has the meaning given to that term in the Diagnostics Sale and Purchase Agreement.
Shareholder Meeting	means the meeting of Symbion Health Shareholders to be convened immediately after the Scheme Meeting to consider the Resolution.
Shareholder Meeting - Lantern	means the meeting of shareholders in Lantern Pharmacy Holdings Pty Limited to be convened immediately after the Scheme Meeting to consider the Resolution - Lantern.
Subsidiary	has the meaning given to that term in the Corporations Act.
Superior Diagnostics Acquirer	means a Third Party (as defined in the Transaction Implementation Deed) which submits a Superior Diagnostics Proposal.
Superior Diagnostics Proposal	means a Competing Proposal (as defined in the Transaction Implementation Deed) in respect of the Diagnostics Businesses only which in the determination of the Symbion Health Board, acting in good faith and in order to satisfy what the Symbion Health Board considers to be its fiduciary or statutory duties (after having taken advice from its financial and legal advisers), would, if completed substantially in accordance with its terms and taking into account the terms and conditions of the Competing Proposal, result in a transaction more favourable to the Symbion Health Shareholders than the Diagnostics Transaction.
Superior Proposal	means a Competing Proposal which in the determination of the Symbion Health Board, acting in good faith and in order to satisfy what the Symbion Health Board considers to be its fiduciary or statutory duties (after having taken advice from its financial and legal advisers), would, if completed substantially in accordance with its terms and taking into account the terms and conditions of the Competing Proposal, result in a transaction more favourable to the Symbion Health Shareholders than: (i) the Scheme; or (ii) the Transactions viewed in aggregate.
Symbion Health Board	means the board of directors of Symbion Health.
Symbion Health Data Room	means the data room established by Symbion Health to allow Lantern to undertake due diligence in respect of the C&P Businesses, the index for which is attached to the Symbion Health Disclosure Letter.
Symbion Health Disclosure Letter	means the letter executed by Symbion Health and given to Lantern (and a copy of which has been given to Healthscope) immediately before execution of this deed.

Symbion Health Dividend Reinvestment Plan	means the dividend reinvestment plan adopted by the Symbion Health Board in May 2007.
Symbion Health ESTIP	means the Symbion Health Executive Short Term Incentive Plan adopted by the Board of Symbion Health on or about 28 July 2006, as subsequently amended or varied.
Symbion Health FY07 Dividend	means a fully franked dividend of $0.05 per Symbion Health Share declared by Symbion Health in respect of the financial year ended 30 June 2007.
Symbion Health Group	means Symbion Health and each of its Subsidiaries.
Symbion Health Indemnified Parties	means the directors, officers and employees of Symbion Health and each of its Related Bodies Corporate.
Symbion Health Information	means all information included in the Explanatory Memorandum, other than the Lantern Information, the Independent Expert's Report and the Investigating Accountant's Report.
Symbion Health Insurance and Indemnity Deeds	means the individual insurance and indemnity deeds entered into by Symbion Health with the directors and officers of Symbion Health in connection with the Transactions, a list of whose names has been initialled by Lantern and Symbion Health.
Symbion Health Material Adverse Change	means any event, occurrence or matter which individually or when aggregated with all such events, occurrences or matters: (a) diminishes, or is reasonably likely to diminish, (whether now or in the future) the consolidated net assets of the C&P Businesses by an amount equal to $33 million or more; (b) diminishes, or is reasonably likely to diminish, (whether now or in the future) the earnings before interest and tax of the C&P Businesses by an amount equal to $16 million or more (which amount shall be calculated after taking into account any event, occurrence or matter not disclosed prior to the date of this deed which has or could reasonably be expected to have a positive effect on the earnings before interest and tax of the C&P Businesses); or (c) has the result that the C&P Entities are unable to carry on their business in substantially the same manner as carried on as at the date of this deed, or which otherwise materially and adversely affects the prospects of the C&P Businesses, other than an event, occurrence or matter: (d) required to be undertaken or procured by the Symbion Health Group pursuant to the Transaction Documents; or (e) to the extent fairly disclosed in the Symbion Health Disclosure Letter or the Symbion Health Data Room; or (f) arising out of: (i) any proceedings in any Court or before any Government Agency (including the Takeovers Panel); or (ii) other litigation, whether commenced, notified or threatened by ASIC or a Symbion Health shareholder (in its capacity as a Symbion Health shareholder, and not otherwise) that is caused by or arising out of the Scheme or the Transactions (and for the avoidance of doubt, it is agreed that any proceedings or litigation caused by or arising out of the transactions contemplated by the Restructure Agreement are not intended to be covered by the exclusion in this paragraph (f)).

Symbion Health Prescribed Occurrence	means the occurrence of any of the following events (other than as required to be undertaken or procured by the Symbion Health Group pursuant to, and in accordance with, the Transaction Documents (including the capital reduction and the Recapitalisation Steps contemplated under the Transaction Implementation Deed and the Permitted Symbion Health Dividend), or to the extent fairly disclosed in the Symbion Health Disclosure Letter or the Symbion Health Data Room (including in the budgets for Symbion Health for the financial years ending on 30 June 2007 and 30 June 2008) or agreed to in writing by Lantern): (a) Symbion Health or any C&P Entity converts all or any of its securities into a larger or smaller number of securities; (b) Symbion Health or any C&P Entity resolves to reduce its capital in any way; (c) Symbion Health or any C&P Entity: (i) enters into a buy-back agreement; or (ii) resolves to approve the terms of a buy-back agreement under section 257C(1) or section 257D(1) of the Corporations Act; (d) Symbion Health or any C&P Entity issues securities, or grants an option over or to subscribe for its securities, or agrees to make such an issue or grant such an option, other than to a wholly-owned Subsidiary of Symbion Health, or pursuant to clause 5.3; (e) Symbion Health or any C&P Entity issues, or agrees to issue, convertible notes or any other security convertible into shares, other than to a wholly-owned Subsidiary of Symbion Health, or pursuant to clause 5.3; (f) Symbion Health or any Subsidiary of Symbion Health agrees to pay, declares or pays a dividend or any other form of distribution of profits or capital, other than: (i) the declaration and payment by Symbion Health of the Permitted Symbion Health Dividend; or (ii) the declaration and payment by any Subsidiary of Symbion Health of a dividend where the recipient of that dividend is Symbion Health or a wholly-owned Subsidiary of Symbion Health; (g) Symbion Health makes any change to its constitution; (h) Symbion Health or any of its Subsidiaries acquires or agrees to acquire any assets (excluding trading stock), properties or businesses, or incurs, agrees to incur or enters into a commitment or a series of commitments involving capital expenditure by the Symbion Health Group, whether in one transaction or a number of such transactions, where the amounts or value involved in such transaction, transactions, commitments or series of commitments exceeds $50 million in aggregate; (i) Symbion Health or any of its Subsidiaries disposes of, or agrees to dispose of, any assets (excluding trading stock and receivables sold into the securitisation program), properties or businesses, whether in one transaction or a number of such transactions, where the amount or value involved in such transaction or transactions exceeds $50 million in aggregate; (j) Symbion Health or any C&P Entity creates, or agrees to create, any mortgage charge, lien or other encumbrance over its business or any part of its property other than in the ordinary course of its business; (k) Symbion Health or any Subsidiary of Symbion Health incurs any financial indebtedness or issues any indebtedness or debt securities other than in the ordinary course of business or pursuant to advances under its credit facilities in existence as at the date of this deed where the funds drawn pursuant to those advances are used in the ordinary course of business or in connection with a purpose that is contemplated and permitted in paragraph (h) of this definition; (l) Symbion Health or any C&P Entity makes any loans, advances or capital contributions to, or investments in, any other person, other than to or in Symbion Health or any wholly-owned Subsidiary of Symbion Health in the ordinary course of business, or otherwise in the ordinary course of business;

Symbion Health Prescribed Occurrence (continued)

(m) other than pursuant to clause 5.3, Symbion Health or any Subsidiary of Symbion Health:

(i) pays any bonus to any director or executive of Symbion Health or any Subsidiary of Symbion Health, other than bonuses payable to executives for the year ending 30 June 2007 in accordance with the employment terms of that executive in existence as at 2 May 2007 and in the ordinary and usual course of business on the basis of principles consistent with those applied for the payment of bonuses by Symbion Health or the relevant Subsidiary of Symbion Health for the year ended 30 June 2006 (provided that, for the avoidance of doubt, the payment of any bonus in accordance with such employment terms requires that the applicable performance targets or benchmarks relating to the payment of the bonus are satisfied and that any other applicable conditions are fulfilled);

(ii) increases the remuneration or compensation of any executive director or executive of Symbion Health or any Subsidiary of Symbion Health other than in accordance with Symbion Health's normal salary review procedure; or

(iii) grants to any director or executive of Symbion Health or any Subsidiary of Symbion Health any increase in severance or termination pay or superannuation entitlements;

(n) Symbion Health or any of the material C&P Entities resolves that it be wound up or an application or order is made for the winding up or dissolution of Symbion Health or any of its material C&P Entities other than where the application or order (as the case may be) is set aside within 14 days;

(o) a liquidator or provisional liquidator of Symbion Health or any of its material C&P Entities is appointed;

(p) a court makes an order for the winding up of Symbion Health or any of its material C&P Entities;

(q) an administrator of Symbion Health or of any of its material C&P Entities is appointed under sections 436A, 436B or 436C of the Corporations Act;

(r) Symbion Health or any of its material C&P Entities ceases, or threatens to cease, to carry on business;

(s) Symbion Health or any of its material C&P Entities executes a deed of company arrangement;

(t) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of Symbion Health or any of its material C&P Entities;

(u) Symbion Health or any of its material C&P Entities is deregistered as a company or otherwise dissolved;

(v) Symbion Health or any of its material C&P Entities is or becomes unable to pay its debts when they fall due; or

(w) the trustee of any trust in which Symbion Health or any C&P Entity has an interest of more than 50% and which would, if it were a company, be a material Subsidiary of Symbion Health undertaking an action in respect of that trust if the corresponding action, in the case of Symbion Health and its material C&P Entities, would (mutatis mutandis) constitute a Symbion Health Prescribed Occurrence,

save that where any exception to paragraphs (d), (e) or (f) of this definition involves a dealing or transaction between Symbion Health and a wholly-owned Subsidiary of Symbion Health or between two or more wholly-owned Subsidiaries of Symbion Health, that exception will only apply if and to the extent that the dealing is between two or more entities each of which is a Diagnostics Entity or two or more entities each of which is a C&P Entity, but not between, on the one hand, an entity which is a Diagnostics Entity and, on the other hand, an entity which is a C&P Entity (provided that this does not prevent the declaration or payment by any Subsidiary of Symbion Health of a dividend to Symbion Health or a wholly-owned Subsidiary of Symbion Health in conjunction with the Recapitalisation Steps or for the purpose of enabling Symbion Health to pay the Permitted Symbion Health Dividend).

Symbion Health PRP	means the Symbion Health Performance Rights Plan adopted by the Board of Symbion Health on or about 28 July 2006, as subsequently amended or varied.
Symbion Health Resolutions	has the meaning given to that term in the Transaction Implementation Agreement.
Symbion Health Share Register	means the register of members of Symbion Health maintained by or on behalf of Symbion Health in accordance with section 168(1) of the Corporations Act.
Symbion Health Share Sale Deed	has the meaning given to "Rumpco Sale Agreement" in the Co-operation Deed.
Symbion Health Shareholder	means a person who is registered in the Symbion Health Share Register as a holder of Symbion Health Shares.
Symbion Health Shares	means fully paid ordinary shares in the capital of Symbion Health.
Symbion Health Warranties	means the representations and warranties made by Symbion Health in clause 11.3.
Third Party Costs	means any advisory costs (including costs of advisors) or out of pocket expenses incurred by Lantern, or a Related Body Corporate of Lantern, Archer Capital or Ironbridge Capital to a Third Party and paid by Lantern, Archer Capital or Ironbridge Capital to that Third Party in connection with the Transactions but only to the extent relating to the Transactions and not the Original Scheme.
Third Party	means any of the following: (a) a person other than Lantern or any of its Related Bodies Corporate; or (b) a consortium, partnership, limited partnership, syndicate or other group in which neither Lantern, Ironbridge Capital, Archer Capital, nor any of their Related Bodies Corporate has agreed in writing to be a participant.
TID Completion	means completion of the Transaction Implementation Deed in accordance with its terms.
Timetable	means the indicative timetable in relation to the Scheme set out in Schedule 1, or such other indicative timetable as may be agreed in writing by Symbion Health and Lantern.
Transaction Completion Payment	means a cash payment to be paid to any Senior Executive at the discretion of Symbion Health.
Transaction Documents	means: (a) this deed; (b) the Scheme; (c) the Lantern Deed Poll; (d) the Transaction Implementation Deed; (e) the Diagnostics Sale and Purchase Agreement; (f) the Shared Services Agreement; (g) the Recapitalisation Steps Document; and (h) the Restructure Agreement.
Transaction Implementation Deed	means the transaction implementation deed between Symbion Health and Healthscope dated on or about the date of this deed.
Transactions	means the proposed transactions pursuant to which: (a) Symbion Health will sell the Diagnostics Businesses to Healthscope in accordance with the terms of the Transaction Implementation Deed and the Diagnostics Sale and Purchase Agreement; (b) Symbion Health will distribute to the Symbion Health Shareholders the Healthscope Shares it receives pursuant to the Transaction Implementation Deed and the Diagnostics Sale and Purchase Agreement by way of a reduction of capital and dividend; (c) Symbion Health will propose the Scheme to the Scheme Shareholders in accordance with the terms of this deed; and (d) if the Scheme becomes Effective, Lantern will acquire all of the Scheme Shares for the Scheme Consideration.

1.2 Interpretation

In this deed headings and words in bold are for convenience only and do not affect the interpretation of this deed and, unless the contrary intention appears:

(a) a word importing the singular includes the plural and vice versa, and a word indicating a gender includes every other gender;

(b) the word "**including**" or any other form of that word is not a word of limitation;

(c) if a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(d) a reference to a "**person**" includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture (whether incorporated or unincorporated), a partnership, a trust, other bodies corporate and bodies politic, substitutes (including, without limitation, persons taking by novation) and assigns;

(e) a reference to a party includes that party's executors, administrators, successors and permitted assigns, including persons taking by way of novation and, in the case of a trustee, includes any substituted or additional trustee;

(f) a reference to a document (including this deed) is to that document as varied, novated, ratified or replaced from time to time;

(g) a reference to a party, paragraph, clause, schedule, exhibit, attachment or annexure is a reference to a party, clause, schedule, exhibit, attachment or annexure to or of this deed, and a reference to this deed includes all schedules, exhibits, attachments and annexures to it;

(h) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(i) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(j) a reference to a time is to that time in Melbourne, Australia;

(k) a reference to a statute includes any regulations or other instruments made under it and a reference to a statute or any regulation or other instrument made under it or a provision of any such statute, regulation or instrument includes consolidations, amendments, re enactments and replacements;

(l) a reference to a matter of which Symbion Health is "**aware**", means a matter of which any of the following individuals have actual knowledge or awareness:

(i) Robert Cooke;

(ii) John Hickey;

(iii) Mark Hooper;

(iv) Timothy Paine; and

(v) the direct reports of the above individuals;

(m) a reference to a matter of which Lantern is "**aware**", means a matter of which any of the following individuals have actual knowledge or awareness:

(i) Greg Minton;

(ii) Neil Broekhuizen;

(iii) Ben Frewin; and

(iv) John Russell.

(n) a reference to a "**liability**" incurred by any person includes any liability of that person arising from or in connection with any obligation (including indemnities and all other obligations owed as principal or guarantor) whether liquidated or not, whether present, prospective or contingent and whether owed, incurred or imposed by or to or on account of or for the account of that person alone, severally or jointly or jointly and severally with any other person;

(o) a reference to a "**loss**" incurred by any person includes any loss, liability, damage, cost, charge, expense which the person pays, incurs or is liable for and any other diminution of value of any description which the person suffers, including all liabilities on account of taxes or duties, all interest, penalties, fines and other amounts payable to third parties and all reasonable legal expenses and other expenses in connection with investigating or defending any claim, action, demand or proceeding, whether or not resulting in any liability, and all amounts paid in settlement of any such claims;

(p) a reference to "**$**", "**A$**" or "**dollar**" is to Australian currency; and

(q) this deed must not be construed adversely to a party just because that party prepared it or caused it to be prepared.

1.3 Best and reasonable endeavours

Any provision of this deed which requires a party to use best endeavours, or reasonable endeavours, or to take all steps reasonably necessary, to procure that something is performed or occurs does not include any obligation:

(a) to pay any significant sum of money or to provide any significant financial compensation, valuable consideration or any other incentive to or for the benefit of any person, except for payment of any applicable fee for the lodgement or filing of any relevant application with any Government Authority or fees to any professional advisers; or

(b) to commence any legal action or proceeding against any person, to procure that that thing is done or happens, except where that provision expressly specifies otherwise.

1.4 Business Day

Except where otherwise expressly provided, where under this deed the day on which any act, matter or thing is to be done is a day other than a Business Day, such act matter or thing shall be done on the immediately preceding Business Day.

2. Reversion to Original Scheme

(a) If, on or before 12:00 noon (Melbourne time) on the date which is 5 days after the date on which the Symbion Health Shareholder Materials are first lodged with the ASX (the date of such lodgement being the "**Release Date**"), Primary Health Care Limited agrees with Symbion Health (on terms and conditions acceptable to Symbion Health, Healthscope and Lantern) to irrevocably and unconditionally support a proposal on terms and conditions which are in substance equivalent to those in the Original Scheme Implementation Deed then, subject to Symbion Health and Healthscope entering into a scheme implementation deed in accordance with clause 2(b), Lantern must use its best endeavours to, on or before the date which is 10 days after the Release Date:

(i) ensure that the parties to the "IAC Deed Poll", the "Procurement Deed", the "Business Sale Agreements" and the "Bidding Deed" (as those documents are defined in the Original Scheme Implementation Deed), negotiate and enter into the same such documents on the same such terms and conditions with only such amendments as are necessary to accommodate for technical changes, changes required by law, changes arising merely out of the passage of time and changes necessary to terminate (on a basis agreed by the parties) the Transaction Documents; and

(ii) negotiate and enter into debt commitment letters and equity commitment letters which provide funding in connection with the obligations under the "IAC Deed Poll" (as defined in the Original Scheme Implementation Deed) and which are, in relation to quantum, conditionality and certainty of funding, equivalent to the Debt Commitment Letters and the Equity Commitment Letters.

(b) Lantern acknowledges that Healthscope and Symbion Health may negotiate and enter into a scheme implementation deed on the same terms and conditions (including as to the consideration to be paid to Symbion Health Shareholders) as the Original Scheme Implementation Deed with only such amendments as are necessary to accommodate for technical changes, changes required by law, changes arising merely out of the passage of time and changes necessary to terminate (on a basis agreed by Healthscope and Symbion Health) the Transaction Documents, including the following amendments to the terms of the Original Scheme Implementation Deed:

(i) the removal (without any substitution, replacement or the introduction of any similar terms) of:

A. the condition in clause 3.1(r) (Debt Commitment Letters); and

B. the "Superior C&P Proposal" concept in clause 5.4;

(ii) amendments in relation to dividend arrangements (it being acknowledged that the "Permitted Healthscope Dividend" and the "Permitted Symbion Dividend" referred to in the Original Scheme Implementation Deed have been declared prior to the date of this deed) including that Symbion Health Shareholders will be entitled to participate in either of any dividend (which may be fully franked) declared by Healthscope or Symbion Health in respect of the 6 months ending 31 December 2007;

(iii) amendments necessary so that the new scheme implementation deed refers correctly to the new debt and equity financing arrangements that would be necessary to finance the new proposal; and

(iv) the amendment of the "End Date" referred to in the Original Scheme Implementation Deed to 28 February 2008,

and Lantern will use its best endeavours to enable Healthscope and Symbion to enter into such a deed.

3. Agreement to proceed with Scheme

3.1 Symbion Health to propose Scheme

Symbion Health agrees to propose and implement the Scheme on and subject to the terms and conditions of this deed.

3.2 Lantern to assist

Lantern agrees to comply with its obligations under this deed, the Scheme and the Lantern Deed Poll, and will assist Symbion Health in proposing and implementing the Scheme, in accordance with this deed.

4. Conditions precedent

4.1 Conditions

The obligations of Symbion Health under clause 6.1(l) and of Lantern under clause 6.2(j) do not become binding on the parties and the Scheme must not become Effective until each of the following conditions has been fulfilled or waived in accordance with clause 4.4:

(a) **(Symbion Health Shareholder approval)** Symbion Health Shareholders approve the Scheme by the majorities required under section 411(4)(a)(ii) of the Corporations Act;

(b) **(No Symbion Health Prescribed Occurrence)** no Symbion Health Prescribed Occurrence occurs or becomes known to Lantern after the date of this deed and before 8.00 am on the Second Court Date;

(c) **(Symbion Health Warranties)** the Symbion Health Warranties that are qualified as to materiality are true and correct, and the Symbion Health Warranties that are not so qualified are true and correct in all material respects, in each case as at the date of this deed and as at 8.00 am on the Second Court Date as though made on and as of that time;

(d) **(Symbion Health Restructuring)** the execution of the Restructure Agreement by all of the parties thereto on or before 5.00pm on the Business Day immediately after the Scheme Meeting;

(e) **(Completion of Recapitalisation Steps)** all of the Recapitalisation Steps referred to in paragraphs 5(d), 5(e) and 5(f) of the Recapitalisation Steps Document being completed in accordance with the Recapitalisation Steps Document before 11:59 pm on the day before the Second Court Date;

(f) **(No Lantern Prescribed Occurrence)** no Lantern Prescribed Occurrence occurs or becomes known to Symbion Health after the date of this deed and before 8.00 am on the Second Court Date;

(g) **(Lantern Warranties)** the Lantern Warranties that are qualified as to materiality are true and correct, and the Lantern Warranties that are not so qualified are true and correct in all material respects, in each case as at the date of this deed and as at 8.00 am on the Second Court Date as though made on and as of that time;

(h) **(Lantern funding arrangements)** the IAC Purchasers have entered into binding IAC Facility Agreements which reflect the terms of the Debt Commitment Letters which relate to the conditions to, and certainty of, the debt funding of the IAC Purchasers (including conditions precedent to drawdown of funds, the commitment period, termination rights and other related matters) in all material respects, the IAC Facility Agreements and the Equity Commitment Letters remain in force as at 8.00 am on the Second Court Date and all of the conditions precedent to the drawdown of funds under the IAC Facility Agreements and the Equity Commitment Letters have been satisfied or waived prior to 8.00 am on the Second Court Date, other than any conditions relating to the Court approval of the Scheme or the Scheme becoming Effective;

(i) **(No restraint)** no judgment, order, decree, statute, law, ordinance, rule or regulation, or other temporary restraining order, preliminary or permanent injunction, restraint or prohibition, entered, enacted, promulgated, enforced or issued by any court or other Government Authority of competent jurisdiction, remains in effect as at 8:00 am on the Second Court Date which prohibits, materially restricts, makes illegal or enjoins the completion of the Transactions or any Transaction Document;

(j) **(ASX and ASIC approvals)** ASX and ASIC issue or provide such consents or approvals, or do other acts as are necessary to implement the Transactions before 8:00 am on the Second Court Date;

(k) **(Independent Expert's Report)** the Independent Expert provides the Independent Expert Report to the Symbion Health Board stating that in its opinion the Scheme is in the best interests of Symbion Health Shareholders, and the Independent Expert does not change its conclusion or withdraw its report by notice in writing to Symbion Health prior to 8:00 am on the Second Court Date;

(l) **(Court approval of Scheme)** the Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act;

(m) **(FIRB)** to the extent that it is required, either:

(i) the Treasurer of the Commonwealth of Australia (the "Treasurer") or a delegate of the Treasurer has provided written advice or confirmation which is unconditional or subject only to conditions reasonably acceptable to Lantern that there is no objection under the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth) or foreign investment policy of Australia to the proposed acquisition of Symbion Health by Lantern pursuant to the Scheme; or

(ii) the Treasurer has ceased to be empowered to make any order under the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth) in relation to the proposed acquisition of Symbion Health by Lantern pursuant to the Scheme,

prior to 8:00 am on the Second Court Date;

(n) (TID) prior to 8:00am on the Second Court Date:

(i) the Transaction Implementation Deed and the Diagnostics Sale and Purchase Agreement each completes in accordance with its terms (including the distribution of the Consideration Shares by Symbion Health to Symbion Health Shareholders under the Transaction Implementation Deed); or

(ii) similar documents entered into between Symbion Health and a Superior Diagnostics Acquirer in accordance with clause 9.5 complete in accordance with their terms.

(o) **(Financial assistance)** prior to 8:00am on the Second Court Date:

(i) the C&P Holding Entity approves the Resolution - Symbion Group Company by the majority required by law;

(ii) Symbion Health Shareholders approve the Resolution by the majority required by law; and

(iii) shareholders in Lantern Pharmacy Holdings Pty Limited approve the Resolution - Lantern by the majority required by law;

(p) **(No Symbion Health Material Adverse Change)** no Symbion Health Material Adverse Change occurs after 28 May 2007 and before 8:00am on the Second Court Date.

4.2 General obligations in relation to Conditions

Without prejudice to any other obligations of the parties under this deed:

(a) Symbion Health and Lantern must, to the extent that it is within their respective control, use their best endeavours to ensure that the Conditions set out in clauses 4.1(a) (Symbion Health Shareholder approval), 4.1(i) (No restraint), 4.1(j) (ASX and ASIC approvals), 4.1(k) (Independent Expert's Report), 4.1(l) (Court approval of Scheme), 4.1(n) (TID), and 4.1(o) (Financial assistance) are satisfied at the times set out in those clauses;

(b) Symbion Health must:

(i) use its best endeavours to ensure that the Conditions set out in clauses 4.1(b) (No Symbion Health Prescribed Occurrence) and 4.1(p) (No Symbion Health Material Adverse Change) continue to be satisfied at all times until 8.00 am on the Second Court Date, and that the Condition set out in clause 4.1(c) (Symbion Health Warranties) is satisfied as at the times set out in that clause;

(ii) use its best endeavours to ensure that the Conditions set out in clause 4.1(d) (Symbion Health Restructuring) and clause 4.1(e) (Completion of Recapitalisation Steps) are satisfied; and

(iii) exercise all rights available to it under the Transaction Implementation Deed to facilitate the satisfaction of the Condition in clause 4.1(n) (TID);

(c) Lantern must use its best endeavours to ensure that the Condition set out in clause 4.1(d) (No Lantern Prescribed Occurrence) continues to be satisfied at all times until 8:00 am on the Second Court Date, and that the Conditions set out in clauses 4.1(g) (Lantern Warranties), 4.1(h) (Lantern Funding Arrangements) and 4.1(m) (FIRB) are satisfied at the times set out in those clauses;

(d) neither party shall take any action that will or is likely to hinder or prevent the satisfaction of any Condition except to the extent that such action is required to be done or procured pursuant to, or is otherwise permitted by, the Transaction Documents, or is required by law;

(e) Lantern will provide to Symbion Health the form of all documentation, and any other information reasonably required by Symbion Health, in order for the C&P Holding Entity to comply with section 260B of the Corporations Act in respect of the matters described in the defined term "Resolution - Symbion Group Company" (**"Lantern Resolution Information"**); and

(f) Lantern indemnifies the directors of each member of the Symbion Health Group in relation to:

(i) any liability incurred by any of them arising in connection with the matters described in clause 4.2(e); and

(ii) any liability incurred by any of them arising as a consequence of the directors taking any action or omitting to take action consistent with or contemplated in the Lantern Resolution Information or otherwise, where acting or omitting to act in a manner contemplated in the Lantern Resolution Information would have resulted in a breach of law, taking any action or omitting to take action in compliance with law, which is approved by Lantern.

4.3 Notice in relation to satisfaction of Conditions

Each party must:

(a) keep the other promptly and reasonably informed of the steps it has taken and of its progress towards satisfaction of the Conditions; and

(b) in relation to any Condition notify the other party in writing upon becoming aware of:

(i) the satisfaction of that Condition, in which case the notifying party must also provide reasonable evidence the Condition has been satisfied; and

(ii) any fact or circumstance which results in that Condition becoming incapable of satisfaction or may result in that Condition not being satisfied in accordance with its terms.

4.4 Benefit and waiver of Conditions

(a) The Conditions in clauses 4.1(b) (No Symbion Health Prescribed Occurrence), 4.1(c) (Symbion Health Warranties), 4.1(d) (Symbion Health Restructuring), and 4.1(p) (No Symbion Health Material Adverse Change) are for the benefit of Lantern and may only be waived by Lantern by notice in writing to Symbion Health.

(b) The Conditions in clauses 4.1(d) (No Lantern Prescribed Occurrence), 4.1(g) (Lantern Warranties) and 4.1(k) (Independent Expert's Report) are for the benefit of Symbion Health and may only be waived by Symbion Health by notice in writing to Lantern.

(c) The Conditions in clauses 4.1(e) (Completion of Recapitalisation Steps), 4.1(h) (Lantern Funding Arrangements), 4.1(i) (No restraint), 4.1(j) (ASX and ASIC approvals), 4.1(n) (TID) and 4.1(o) (Financial assistance) are for the benefit of both parties and may only be waived by notice in writing from both parties.

(d) The Conditions in clauses 4.1(a) (Symbion Health Shareholder approval), 4.1(l) (Court approval of Scheme) and 4.1(m) (FIRB) are for the benefit of both parties but may not be waived.

(e) A party entitled to waive a Condition under this clause 4.4 may do so in its absolute discretion.

(f) If a waiver by a party of a Condition is itself expressed to be conditional and the other party does not accept the conditions thereto, the relevant Condition has not been waived.

(g) If a party waives the breach or non-fulfilment of any of the Conditions in clause 4.1, that waiver does not prevent it from suing the other party for any breach of this deed that resulted in the breach or non-fulfilment of the Condition.

(h) Waiver of a breach or non-fulfilment in respect of one Condition does not constitute:

(i) a waiver of breach or non-fulfilment of any other Condition resulting from the same event; or

(ii) a waiver of breach or non-fulfilment of that Condition resulting from any other event.

4.5 Failure of Conditions

(a) If any Condition that is stated in clause 4.4 to be for the benefit of a party (in this clause 4.5, the "**first party**") (whether or not the Condition is also stated to be for the benefit of the other party):

(i) becomes incapable of satisfaction; or

(ii) has not been satisfied, or waived in accordance with clause 4.4, before the End Date,

the first party may serve notice on the other party requiring it to consult in good faith with a view to determining whether the Transactions could be structured by alternative means or to extending the date for satisfaction of the relevant Condition, or adjourning or changing the date of the application to the Court for an order pursuant to section 411(4)(b) of the Corporations Act.

(b) If the parties are unable to reach agreement under clause 4.5(a) within 5 Business Days after the delivery of the notice under that clause, the first party may terminate this deed by notice in writing to the other party, provided that the first party shall not be permitted to terminate this deed in respect of the relevant Condition becoming incapable of satisfaction, or not being satisfied before the End Date, if a failure by such party to comply with its obligations under this deed directly and materially contributed to the relevant Condition becoming incapable of satisfaction, or not being satisfied before the End Date.

4.6 Adjournment of Scheme Meeting

(a) Despite any provision to the contrary in the deed, if, on or following 5:00 pm on the day which is 5 Business Days before the date on which the Scheme Meeting has been scheduled to be held:

(i) any of the Conditions in clauses 4.1(d) (Symbion Health Restructuring) 4.1(e) (Completion of Recapitalisation Steps), 4.1(h) (Lantern Funding Arrangements), 4.1(i) (No restraint), 4.1(j) (ASX and ASIC approvals), 4.1(k) (Independent Expert's Report), 4.1(m) (FIRB), 4.1(o) (Financial assistance) or 4.1(n) (TID) have not been satisfied or, where possible, waived in accordance with clause 4.4; or

(ii) a Competing Proposal has been communicated to Symbion Health,

Symbion Health may, acting reasonably, take one or more of the steps set out in clause 4.6(b).

(b) If any of the events referred to in clause 4.6(a) occurs, Symbion Health may:

(i) apply to the Court for an order adjourning, postponing, or otherwise delaying the holding of the Scheme Meeting;

(ii) hold the Scheme Meeting in accordance with the order of the Court pursuant to section 411(1) of the Corporations Act and, following the opening of the meeting, adjourn such meeting before a vote of the Symbion Health Shareholders is taken on the Scheme; or

(iii) seek an adjournment of the hearing of the application to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme,

and Lantern must agree to the taking of the steps referred to in this clause 4.6 and provide all assistance reasonably required by Symbion Health in connection with such steps, provided that in no event will any party be permitted or required to make or seek such an adjournment or postponement of the Scheme Meeting pursuant to this clause 4.6(b) to a date, if the adjournment or postponement to that date would have the effect that the Scheme could not become Effective by the End Date.

(c) Despite any other provision in this deed any date on which an adjournment of the hearing of the application to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme is sought or obtained is not the Second Court Date.

(d) This clause 4.6 is without prejudice to the rights of Symbion Health and the Symbion Health Board pursuant to clauses 8 and 12.2, and its adjournment and postponement rights under applicable law.

5. Key terms of the Scheme

5.1 General

(a) The parties agree that:

(i) Symbion Health will propose the Scheme in the form set out in Annexure A or in such other form as the parties agree in writing (such agreement not to be unreasonably withheld and not to cause Symbion Health to be in breach of the warranty in paragraph 2(a)(v) of Schedule 1 of the Transaction Implementation Deed); and

(ii) the Scheme, if approved by the Court, will be subject to any alterations or conditions which are made or required by the Court under section 411(6) of the Corporations Act and approved in writing by each party.

(b) Subject to the Scheme becoming Effective, the general effect of the Scheme will be as follows:

(i) all of the Scheme Shares will be transferred to Lantern in accordance with the terms of the Scheme; and

(ii) in consideration for the transfer to Lantern of all Scheme Shares held by Scheme Shareholders, Scheme Shareholders will be entitled to receive the Scheme Consideration in accordance with clause 5.2(c) and the terms of the Scheme.

5.2 Scheme Consideration

(a) Subject to the Scheme becoming Effective, Lantern agrees in favour of Symbion Health that, in consideration of the transfer to Lantern of each Scheme Share under the Scheme, Lantern will provide to each Scheme Shareholder the Scheme Consideration for each Scheme Share held by them, in accordance with the terms of the Scheme.

(b) The total Scheme Consideration payable by Lantern under the terms of the Scheme will be the Scheme Consideration Aggregate (subject to the effect of clauses 5.2 and 5.3 of the Scheme).

(c) Subject to clauses 5.2 and 5.3 of the Scheme, each Scheme Shareholder will be entitled to receive as Scheme Consideration, a cash amount equal to the Scheme Consideration Aggregate divided by the aggregate number of Scheme Shares on issue at the Scheme Record Date for each Scheme Share held by that Scheme Shareholder at the Scheme Record Date.

5.3 Treatment of Symbion Health bonus payments, incentive plans and termination payments

(a) Lantern acknowledges and agrees that the Symbion Health Board:

(i) has determined that the performance conditions in the Symbion Health PRP will have been satisfied in respect of all participants upon satisfaction of the conditions set out in clauses 4.1(a) **(Symbion Health Resolutions)** and 4.1(p) **(Symbion Health Diagnostics Independent Expert's Report)** of the Transaction Implementation Deed and has resolved to make any award which arises from such a determination, including the amount of Symbion Health Shares, in accordance with the terms of the Symbion Health PRP;

(ii) may determine whether the performance conditions of the Symbion Health ESTIP have been satisfied by reference to the performance of Symbion Health for the period commencing 1 July 2007 to the Implementation Date and if performance conditions have been satisfied, award any participant in the Symbion Health ESTIP a cash payment, pro-rata for the portion of the year commencing 1 July 2007 that has been completed, pursuant to the terms of the Symbion Health ESTIP;

(iii) may, if the employment of a participant in the Symbion Health ESTIP is terminated between the date of this deed and the Implementation Date, determine that such participant is entitled to an award as a result of the termination of their employment and award the participant in the Symbion Health ESTIP a pro rata cash payment pursuant to the terms of the Symbion Health ESTIP;

(iv) may award to any Senior Executive for payment on the Implementation Date a Transaction Completion Payment, provided that:

A. any Senior Executive who receives a Transaction Completion Payment is still employed by Symbion Health as at the Implementation Date; and

B. the aggregate of all Transaction Completion Payments paid to Senior Executives does not, without the consent of Lantern, exceed $1.06 million,

and may do all things necessary to make the determinations, awards, payments and amendments referred to above.

(b) Lantern and Symbion Health agree that, at the request of Lantern, Symbion Health will on TID Completion:

(i) terminate the employment of Robert Cooke, and make payments or awards to Robert Cooke in relation to the termination of his employment with Symbion Health equal to three times his total fixed remuneration (being his base salary and employer superannuation contribution) for the year ended 30 June 2007, such termination to take effect on the first to occur of the Implementation Date and the End Date; and

(ii) terminate the employment of John Hickey, and make payments or awards to John Hickey in relation to the termination of his employment with Symbion Health equal to three times his total fixed remuneration (being his base salary and employer superannuation contribution) for the year ending 30 June 2007, such termination to take effect on the first to occur of the Implementation Date and the End Date.

(c) Notwithstanding any other provision of this deed, any shares awarded under or in accordance with clause 5.3(a)(i):

(i) are to be issued by Symbion Health, and must be issued on or prior to the Scheme Record Date; and

(ii) will carry an entitlement to participate in the Scheme corresponding with other Symbion Health Shares on issue,

provided that Symbion Health must not issue more than 2,674,765 Symbion Health Shares.

(d) If the record date for any Permitted Symbion Health Dividend occurs prior to the date on which any shares awarded under or in accordance with clause 5.3(a)(i) are issued by Symbion Health, the Symbion Health Board may, to the extent it is reasonably practicable (taking into account any relevant legal or taxation implications):

(i) in declaring the Permitted Symbion Health Dividend, declare that such dividend will be payable in respect of both the issued Symbion Health Shares, and of any shares to be issued by Symbion Health under or in accordance with clause 5.3(a)(i) when any such shares are issued; and

(ii) in resolving to issue any Symbion Health Shares under or in accordance with clause 5.3(a)(i), resolve that those shares shall be issued with the right to participate in the Permitted Symbion Health Dividend as if they had been issued prior to the record date for such dividend.

(e) If it is not reasonably practicable for the declaration and resolution referred to in clause 5.3(d) above to be made, then:

(i) the Symbion Health Board may resolve that the persons to whom shares are to be awarded under or in accordance with clause 5.3(a)(i) be paid an amount equivalent to the value of any Permitted Symbion Health Dividend which would have been payable in respect of those shares, had those shares participated in the Permitted Symbion Health Dividend; and

(ii) if the Symbion Health Board resolves to make any payment pursuant to clause 5.3(e)(i) above, the aggregate amount of that payment must be paid, and notified to Lantern in writing, prior to the Scheme Record Date.

5.4 Payment of dividends

Symbion Health may declare and pay the Permitted Symbion Health Dividend to the Symbion Health Shareholders, provided that the record date for that dividend occurs on or before the Scheme Record Date.

6. Implementation of Scheme

6.1 Symbion Health's obligations in relation to the Scheme

Symbion Health must take all steps reasonably necessary to implement the Scheme as soon as is reasonably practicable after the date of this deed and so as to complete the Scheme substantially in accordance with the Timetable, and in particular Symbion Health must:

(a) **(Explanatory Memorandum)** as soon as practicable after the date of this deed, prepare the Explanatory Memorandum (excluding the Lantern Information) in accordance with the requirements of the Corporations Act and the Policy Statements;

(b) **(Form of Explanatory Memorandum)** make available to Lantern drafts of the Explanatory Memorandum a reasonable time before the draft Explanatory Memorandum is provided to ASIC in accordance with clause 6.1(d), and consider in good faith when preparing a revised draft of the Explanatory Memorandum any comments from Lantern and its Representatives on the contents of the draft previously provided to Lantern, provided that such comments are received a reasonable time before the draft Explanatory Memorandum is provided to ASIC in accordance with clause 6.1(d);

(c) **(Independent Expert)** promptly appoint the Independent Expert (if the Independent Expert has not been appointed prior to the date of this deed) and provide all assistance and information reasonably requested by the Independent Expert in connection with the preparation of the Independent Expert's report for inclusion in the Explanatory Memorandum;

(d) **(Liaise with ASIC)** as soon as reasonably practicable after the date of this deed but no later than 14 days before the First Court Date, provide an advanced draft of the Explanatory Memorandum to ASIC for its review and approval for the purposes of section 411(2) of the Corporations Act, and to Lantern, and (to the extent reasonably practicable):

(i) keep Lantern reasonably informed of any material matters raised by ASIC in relation to the Explanatory Memorandum (and of any resolution of those matters), and use all reasonable endeavours to resolve any such matters; and

(ii) to the extent that Symbion Health is itself unable to resolve any matters raised by ASIC in relation to the Explanatory Memorandum or a matter raised by ASIC in relation to the Explanatory Memorandum concerns the Lantern Information, allow Lantern to participate in Symbion Health's meetings and discussions with ASIC;

(e) **(Section 411(17)(b) statement)** apply to ASIC for the production of statements in writing pursuant to section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme;

(f) **(Court documents)** prepare all documents necessary for the Court proceedings relating to the Scheme (including originating process, affidavits, submissions and draft minutes of Court orders) in accordance with all applicable laws and, to the extent it is reasonably practicable to do so, provide Lantern with drafts of those documents for review and consider in good faith, for the purpose of amending those drafts, comments from Lantern and its Representatives on those drafts;

(g) **(First Court Hearing)** lodge all documents with the Court and take all other reasonable steps to ensure that an application is heard by the Court for an order under section 411(1) of the Corporations Act directing Symbion Health to convene the Scheme Meeting;

(h) **(Registration of Explanatory Memorandum)** request ASIC to register the explanatory statement included in the Explanatory Memorandum in relation to the Scheme in accordance with section 412(6) of the Corporations Act;

(i) **(Convening Scheme Meeting)** take all reasonable steps necessary to comply with the orders of the Court including, as required, despatching the Explanatory Memorandum to the Symbion Health Shareholders and convening and holding the Scheme Meeting;

(j) **(Update Explanatory Memorandum)** if it becomes aware of information after the date of despatch of the Explanatory Memorandum, which is required to be disclosed to Symbion Health Shareholders under any applicable law, as expeditiously as practicable:

(i) inform Symbion Health Shareholders of the information in an appropriate and timely manner, and in accordance with applicable law; and

(ii) to the extent it is reasonably practicable to do so, provide Lantern with drafts of any documents that it proposes to issue to Symbion Health Shareholders under this clause

6.1(j) and consider in good faith (for the purposes of amending those drafts) any comments received in a timely manner from Lantern and its Representatives on those drafts;

(k) **(Court approval)** if the resolution submitted to the Scheme Meeting in relation to the Scheme is passed by the majorities required under section 411(4)(a)(ii) of the Corporations Act, apply to the Court for orders approving the Scheme;

(l) **(Implementation of Scheme)** if the Scheme is approved by the Court:

(i) promptly lodge with ASIC an office copy of the orders approving the Scheme in accordance with section 411(10) of the Corporations Act;

(ii) close the Symbion Health Share Register as at the Scheme Record Date and determine entitlements to the Scheme Consideration in accordance with the Scheme;

(iii) promptly execute proper instruments of transfer of, and register all transfers of Scheme Shares to Lantern in accordance with the Scheme; and

(iv) promptly do all other things contemplated by or necessary to give effect to the Scheme and the orders of the Court approving the Scheme;

(m) **(Representation)** allow, and not oppose, any application by Lantern for leave of the Court to be represented, or the separate representation of Lantern by counsel, at the Court hearings held for the purposes of sections 411(1) and 411(4)(b) in relation to the Scheme, provided that in making any application for representation or in appearing before the Court, Lantern acts in accordance with the Transaction Documents and does not oppose any application by Symbion Health in exercise of its rights under the Transaction Documents;

(n) **(Dividend Reinvestment Plan)** not, without the prior consent of Lantern, reinstate the operation of the Symbion Health Dividend Reinvestment Plan or introduce any substitute plan;

(o) **(Keep Lantern informed)** from the First Court Date until the Implementation Date, promptly inform Lantern if it becomes aware that the Explanatory Memorandum contains a statement which is, or has become misleading or deceptive in a material respect or contains a material omission;

(p) **(Convening of Shareholder Meeting)** take all necessary steps to convene the Shareholder Meeting in compliance with the Corporations Act, including:

(i) the preparation and filing with ASIC of all notices and other material required to be prepared and filed in relation to the Shareholder Meeting or the Resolution; and

(ii) complying with any reasonable request of ASIC in relation to the material referred to in paragraph 6.1(p)(i);

(q) **(Lodge notice with ASIC)** if the Resolution submitted to the Shareholder Meeting is passed by the majority required by section 260B(1)(a) of the Corporations Act, lodge notices with ASIC in accordance with sections 260B(6) and (7) of the Corporations Act on the day of the Shareholder Meeting; and

provided that Symbion Health shall not be obliged under clauses 6.1(b), 6.1(d), 6.1(f) or 6.1(j) to provide draft documents to Lantern for review, consider Lantern's comments on such draft documents or allow Lantern to participate in Symbion Health's discussions with ASIC to the extent that the relevant draft documents relate to a Competing Proposal.

6.2 Lantern's obligations in relation to the Scheme

Lantern must take all steps reasonably necessary to assist Symbion Health to implement the Scheme as soon as is reasonably practicable and so as to complete the Scheme substantially in accordance with the Timetable and in particular Lantern must:

(a) **(Lantern Information)** provide to Symbion Health the Lantern Information as soon as reasonably practicable after the date of this deed:

(i) in a form appropriate for inclusion in the Explanatory Memorandum; and

(ii) in a form that includes all information regarding Lantern, Archer Capital and Ironbridge Capital and their respective Related Bodies Corporate that is required by the Corporations Act, Policy Statements and Listing Rules to be included in the Explanatory Memorandum, including all the information that would be required under sub-sections 636 (1) (c), (f), (h), (i), (k)(ii), (l) and (m) of the Corporations Act to be included in a bidder's statement if Lantern were offering the Scheme Consideration as consideration under a takeover bid;

(b) **(Independent Expert)** promptly provide all assistance and information reasonably requested by the Independent Expert to enable it to prepare its report for inclusion in the Explanatory Memorandum;

(c) **(Review Explanatory Memorandum)** as soon as reasonably practicable after receipt from Symbion Health of the draft of the Explanatory Memorandum provided in accordance with clause 6.1(b), review the draft prepared by Symbion Health and provide written comments on that draft in good faith;

(d) **(Approval of Lantern Information)** as soon as reasonably practicable after receipt from Symbion Health of the draft of the Explanatory Memorandum provided in accordance with clause 6.1(b), either:

(i) confirm in writing to Symbion Health that the Lantern Information (other than to the extent that it consists of information relating to Symbion Health that was provided by or on behalf of Symbion Health) in the form and context in which it appears in the Explanatory Memorandum is not misleading or deceptive in any material respect and does not contain any material omission and is in a form appropriate for despatch to the Symbion Health Shareholders (subject to the approval of the Court); or

(ii) provide to Symbion Health the changes reasonably required to ensure that the Lantern Information (other than to the extent that it consists of information relating to Symbion Health that was provided by or on behalf of Symbion Health) in the form and context in which it appears in the Explanatory Memorandum is not misleading or deceptive and does not contain any material omission and is in a form appropriate for despatch to the Symbion Health Shareholders (subject to the approval of the Court);

(e) **(Keep Symbion Health informed)** promptly inform Symbion Health if it becomes aware from the First Court Date until the Implementation Date that the Lantern Information in the form and context in which it appears in the Explanatory Memorandum is or has become misleading or deceptive in any material respect or contains any material omission, and provide such further or new information as is required to ensure that such information is no longer misleading or deceptive in any material respect or contains any material omission;

(f) **(Symbion Health's liaisons with ASIC)** to the extent that Lantern is permitted to participate in Symbion Health's liaisons with ASIC under clause 6.1 Lantern must promptly and in good faith provide to Symbion Health all information reasonably required by ASIC or Symbion Health, as the case may be, in writing and in a form appropriate for consideration by ASIC and, where appropriate, inclusion in the Explanatory Memorandum;

(g) **(Provide comments)** to the extent that Lantern is provided with draft documents under clauses 6.1(f) or 6.1(j), Lantern must promptly and in good faith provide all comments regarding those draft documents to Symbion Health in writing and in a form appropriate for inclusion in such draft document;

(h) **(Deed Poll)** prior to the First Court Date, enter into the Lantern Deed Poll and deliver the executed Lantern Deed Poll to Symbion Health;

(i) **(Representation)** procure that, if requested by Symbion Health, it is represented by counsel at the Court hearings convened for the purposes of section 411(4)(b) of the Corporations Act, at which, through its counsel, Lantern will undertake (if requested by the Court) to do all such things and take all such steps within its power as may be reasonably necessary in order to ensure the fulfilment of its obligations under this deed and the Scheme;

(j) **(Scheme Consideration)** if the Scheme becomes Effective, provide, or procure the provision of, the Scheme Consideration on the Implementation Date in accordance with the Scheme;

(k) **(Convening of Shareholder Meeting)** take all necessary steps to convene, or procure the convening of, the Shareholder Meeting - Lantern in compliance with the Corporations Act, including:

(i) the preparation and filing with ASIC of all notices and other material required to be prepared and filed in relation to the Shareholder Meeting - Lantern or the Resolution - Lantern; and

(ii) complying with any reasonable request of ASIC in relation to the material referred to in paragraph 6.2(k)(i); and

(l) **(Lodge notice with ASIC)** if the Resolution submitted to the Shareholder Meeting - Lantern is passed by the majority required by section 260B(1)(a) of the Corporations Act, lodge notices with ASIC in accordance with sections 260B(6) and (7) of the Corporations Act on the day of the Shareholder Meeting.

6.3 RumpCo Pre-Sale Transaction Steps

Symbion Health must take all steps reasonably necessary to implement the Rumpco Pre-Sale Transaction Steps (including procuring that its subsidiaries take such steps) as soon as is reasonably practicable after the date of this deed (or otherwise in accordance with the timing contemplated by the Rumpco Pre-Sale Transaction Steps) so as to enable the completion of each of the Rumpco Pre-Sale Transaction Steps, and in particular Symbion Health must enter into the Purchase Consideration Loan before 8am on the Second Court Date.

6.4 Recapitalisation Steps

Lantern and Symbion Health must comply with their respective obligations under the Recapitalisation Steps.

6.5 Reconstitution of Symbion Health Board

As soon as practicable after the Implementation Date, Symbion Health will use its best endeavours to:

(a) take all actions necessary to procure that any director of Symbion Health and of any Symbion Health Subsidiary as designated by Lantern in writing resigns their office; and

(b) cause the appointment to the Symbion Health Board and to the boards of each of its Subsidiaries of such persons as nominated by Lantern, subject to those persons having provided a consent to act as directors of the relevant companies.

7. Conduct of business and requests for access

7.1 Conduct of Symbion Health business

From the date of this deed up to and including the Implementation Date, Symbion Health must use its best endeavours to procure that the Symbion Health Group conducts its business and operations in the ordinary course and substantially consistent (subject to any applicable laws, regulations and licence conditions) with the manner in which each such business and operation is conducted prior to the date of this deed, except in relation to any matter required to be done or procured by Symbion Health pursuant to, or which is otherwise expressly permitted by, the Transaction Documents, or the undertaking of which Lantern has approved in writing, such approval not to be unreasonably withheld or delayed.

7.2 Access to information and co-operation

(a) From the date of this Deed and up to and including the Implementation Date Symbion Health must, and must procure each of its Subsidiaries to, respond to reasonable requests from Lantern for information concerning the Symbion Health Group businesses for the purposes of:

(i) the implementation of the Scheme;

(ii) the sale, and the completion of the sale of the Diagnostics Businesses pursuant to the Diagnostics Sale and Purchase Agreement;

(iii) the Transitional Services Agreement; or

(iv) any other purpose which is agreed in writing between the parties,

subject to the proper performance by the directors and officers of Symbion Health and its Subsidiaries of their fiduciary duties.

(b) From the date of this deed up to and including the Implementation Date, and if the Scheme becomes Effective, after the Implementation Date, the parties will do all things reasonably necessary, and provide each other with all information reasonably necessary, to enable Lantern and Symbion Health to calculate:

(i) the tax cost setting amount ("TCSA") of the assets of the C&P Businesses at the time Symbion Health becomes a member of the Lantern tax consolidated group as a result of the Scheme;

(ii) the amount of any capital gains the Lantern tax consolidated group will derive under CGT event L3, or otherwise, in respect of the tax cost setting processes;

(iii) the amount of any capital gains the Lantern tax consolidated group will make under CGT event L5, or otherwise, in respect of the sale of Symbion Health; and

(iv) any other necessary tax consolidation calculations or other relevant tax calculations,

subject to the proper performance by the directors and officers of the parties of their fiduciary duties.

(c) From the date of this Deed and up to and including the Implementation Date, Symbion Health consents (to the extent not already provided) to Lantern syndicating its source of debt funding pursuant to the Debt Commitment Letters with such banks that Lantern proposes (**"Debt Syndication"**), provided that Lantern first procures such banks to sign to confidentiality undertakings similar to the Confidentiality Deed.

(d) Symbion Health acknowledges that Lantern, in connection with the Debt Commitment Letters, is required to provide certain information to the arrangers under the Debt Commitment Letters (**"Arrangers"**). From the date of this Deed and up to and including the Implementation Date, Lantern or Lantern's advisers and financiers must, subject to the Confidentiality Deed, be:

(i) provided with a management presentation by Symbion Health's management for the purposes of the Debt Syndication;

(ii) given reasonable access to

trading and financial updates of the Symbion Health Group insofar as they relate to the C&P Businesses; and

(iii) given reasonable access (including meetings, management presentations and site visits as reasonable required by the Arranger) to senior management to discuss the affairs, finances and accounts of Symbion Health with its officers, employees, and advisers;

(iv) given reasonable access to (in addition the information referred to in paragraph (ii)), financial information relating to changes in the trading performance, cash flow position, profit and loss account and balance sheet of Symbion Health (to the extent relating to the C&P Businesses) for the period between 30 June 2007 and 31 December 2007 by providing the normal monthly management reports for the C&P Businesses and such other information reasonably requested by Lantern and Lantern's Advisers for the purposes of updating their financial due diligence reports in relation to the C&P Businesses;

(v) given reasonable assistance in connection with the preparation of an information memorandum in the form that the Arrangers reasonably consider necessary in connection with the Debt Syndication.

(e) The obligations in clause 7.2(a), (b) and (d) do not require Symbion Health to:

(i) provide information to Lantern concerning Symbion Health directors' and management's consideration of the Scheme;

(ii) provide any commercially sensitive or competitive information; or

(iii) breach an obligation of confidentiality to any person,

and for the avoidance of doubt, nothing in those clauses entitles either party to terminate this deed or to claim damages for breach of contract in the event that they are not satisfied.

(f) The parties acknowledge that all information which is provided pursuant to this clause 7.2 is provided subject to the terms of the Confidentiality Deeds.

8. Recommendation, intentions and announcements

8.1 Symbion Health Board recommendation

The Symbion Health Board must unanimously recommend, in the Symbion Health announcement to be issued pursuant to clause 8.4 and in the Explanatory Memorandum, that Symbion Health Shareholders vote in favour of the Scheme subject to:

(a) no Superior Proposal being made;

(b) the value of the Scheme Consideration to be paid for each Scheme Share being within or above the assessed valuation range of Symbion Health Shares (on the basis that TID Completion and the Recapitalisation Steps had occurred) set out in the Independent Expert's Report (including in any update to its report);

(c) the Independent Expert concluding in the Independent Expert's Report that the Scheme is in the best interests of Symbion Health Shareholders (including in any update to its report); and

(d) the Symbion Health Board continuing to recommend that Symbion Health Shareholders vote in favour of the Diagnostics Transaction in accordance with the terms of the Transaction Implementation Deed.

8.2 Symbion Health Director intentions

Symbion Health must use all reasonable endeavours to procure that each Symbion Health Director announces his or her intention to vote in favour of the Scheme any Symbion Health Shares in respect of which they have power to vote subject to:

(a) no Superior Proposal being made;

(b) the value of the Scheme Consideration to be paid for each Scheme Share being within or above the assessed valuation range of Symbion Health Shares (on the basis that TID Completion and the Recapitalisation Steps had occurred) set out in the Independent Expert's Report (including in any update to its report);

(c) the Independent Expert concluding in the Independent Expert's Report that the Scheme is in the best interests of Symbion Health Shareholders (including in any update to its report); and

(d) the Symbion Health Board continuing to recommend that Symbion Health Shareholders vote in favour of the Diagnostics Transaction in accordance with the terms of the Transaction Implementation Deed.

8.3 Change of recommendation or intentions

The Symbion Health Board may change its recommendation and any Symbion Health Director may announce his or her intention to vote against the Scheme or to abstain from voting on the Scheme any Symbion Health Shares in respect of which they have power to vote if:

(a) a Superior Proposal is made;

(b) the value of the Scheme Consideration to be paid for

each Scheme Share is below the assessed valuation range of Symbion Health Shares (on the basis that TID Completion and the Recapitalisation Steps had occurred) set out in the Independent Expert's Report;

(c) the Independent Expert does not conclude that the Scheme is in the best interests of Symbion Health Shareholders or changes its recommendation in any update to its report; or

(d) the Symbion Health Board no longer recommends that Symbion Health Shareholders vote in favour of the Diagnostics Transaction in accordance with the terms of the Transaction Implementation Deed.

8.4 Announcements

Immediately after the execution of this deed, Symbion Health and Lantern must issue announcements to ASX which are substantially in the form which they have previously provided to each other.

9. Lock-up arrangements

9.1 Termination of previous discussions

(a) Each party represents and warrants to the other that, as at the time of execution of this deed, it has ceased any existing negotiations or discussions, in respect of any Competing Proposal with any person (other than, for the avoidance of doubt, the discussions in respect of the Transactions).

(b) Lantern will not, and must ensure that its Representatives and Archer Capital and Ironbridge Capital and their respective Representatives, do not:

(i) participate in any negotiations or discussions with, or provide any information to, any Third Party in relation to the Transactions, any Competing Proposal, the Symbion Health Group (or any part thereof); or

(ii) directly or indirectly solicit or invite any Competing Proposal, or expression of interest or offer which may lead to a Competing Proposal, or initiate any discussions with any Third Party which may reasonably be expected to lead to a Competing Proposal,

during the Lock-Up Period without the prior written consent of Symbion Health, provided that nothing in this clause 9.1(b) prevents or restricts any discussions or the disclosure of any information:

(iii) in the course of any customary investor or analyst presentations or briefings in relation to the Transactions;

(iv) in any public or media statements in relation to the Transactions; or

(v) to a Lantern Permitted Disclosee in relation to the Transactions.

9.2 No shop

During the Lock-up Period, Symbion Health must not, and must ensure that its Representatives do not, except with the prior written consent of Lantern directly or indirectly solicit or invite any Competing Proposal or expression of interest or offer which may lead to a Competing Proposal, or initiate discussions with any Third Party which may reasonably be expected to lead to a Competing Proposal.

9.3 No talk and no due diligence

During the Lock-up Period, Symbion Health must not, and must ensure that its Representatives do not, except with the prior written consent of Lantern:

(a) participate in any negotiations in relation to a Competing Proposal or which may reasonably be expected to lead to a Competing Proposal; or

(b) provide any information to a Third Party for the purposes of enabling that person to make an expression of interest, offer or proposal which may reasonably be expected to lead to a Competing Proposal,

unless:

(c) the Symbion Health Board, acting in good faith and in order to satisfy what the Symbion Health Board considers to be its fiduciary or statutory duties, determines that, where there is a Competing Proposal, the Competing Proposal is a Superior Proposal or, where there is not yet a Competing Proposal, the steps which the Symbion Health Board proposes to take may reasonably be expected to lead to a Competing Proposal which is a Superior Proposal; and

(d) if Symbion Health proposes to provide any confidential information to a Third Party pursuant to clause 9.3(b), before Symbion Health provides such information to the Third Party the Third Party has entered into a written agreement in favour of Symbion Health regarding the use and disclosure of the confidential information by the Third Party and which restricts the Third Party's ability to solicit the employees of the Symbion Health Group.

9.4 Notification

(a) During the Lock-up Period, Symbion Health must promptly notify Lantern if it proposes to take any action of a kind referred to in clause 9.3(a) or 9.3(b), unless:

(i) the Symbion Health Board, acting in good faith, determines that it would be a breach of its fiduciary or statutory duties to so notify Lantern; or

(ii) Lantern has provided its prior written consent to the taking of such action.

(b) If the Symbion Health Board

receives a Superior Proposal and as a result proposes to publicly change or withdraw its recommendation that Symbion Health Shareholders vote in favour of the Scheme, the Symbion Health Board must give Lantern 2 clear Business Days notice (such notice to be in writing) of such change or withdrawal, and provide to Lantern all material terms of the Competing Proposal, including details of the proposed price (including details of the consideration if not simply cash), conditions, timing and break fee (if any). Symbion Health will use its reasonable endeavours to ask the person who has made the Competing Proposal (the "**Bidder**") for their consent to their name being provided by Symbion Health to Lantern on a confidential basis (it being acknowledged that Lantern may subsequently disclose the Bidder's name to the IAC Purchasers on a confidential basis). For the avoidance of doubt, Symbion Health will have no obligation to disclose the identity of the Bidder to Lantern if the Bidder does not consent to such disclosure. Any information provided pursuant to this clause 9.4(b) will be provided subject to the terms of the Confidentiality Deeds.

(c) During the period of 2 clear Business Days referred to in clause 9.4(b), Lantern will have the right to offer to:

(i) amend the terms of the Scheme; or

(ii) if applicable, amend the terms of the Scheme and to have Healthscope offer to amend the terms of the Diagnostics Transaction,

(each a "**Counterproposal**") so that the Scheme and the Transactions (as amended) would provide a superior outcome for the Symbion Health Shareholders than the Competing Proposal.

(d) The Symbion Health Board must consider the Counterproposal and if the Symbion Health Board, acting in good faith, determines that the Counterproposal would provide a superior outcome for the Symbion Health Shareholders than the applicable Superior Proposal it being acknowledged that:

(i) in the case of a Superior Proposal involving the C&P Businesses, the price for the C&P Businesses implied by the Counterproposal does have to be above, but does not have to be materially above, the price for the C&P Businesses implied by the applicable Superior Proposal; and

(ii) in the case of a Superior Proposal involving the Diagnostics Businesses and the C&P Businesses or Symbion Health as a whole, the price for the Diagnostics Businesses and the C&P Businesses implied by the Counterproposal does have to be above, but does not have to be materially above, the price for the Diagnostics Businesses and the C&P Businesses or Symbion Health as a whole (as the case may be) implied by the applicable Superior Symbion Health Proposal,

for the Symbion Health Board to consider the Counterproposal in relation to price to be superior, and the Symbion Health Board, acting in good faith, determines that the other terms and conditions taken as a whole are not less favourable than those in the applicable Superior Proposal) Lantern and Symbion Health must use their best endeavours to agree the amendments to this deed which are reasonably necessary to reflect the Counterproposal, (including amendments to the Scheme Consideration which are reasonably necessary to reflect the Counterproposal), and to enter into an appropriate amended agreement to give effect to those amendments and to implement the Counterproposal, in each case as soon as reasonably practicable.

9.5 Notification of a Superior Diagnostics Proposal

(a) Subject to and in accordance with clause 9.5(b), if the Symbion Health Board receives a Superior Diagnostics Proposal and as a result proposes to publicly change or withdraw its recommendation that Symbion Health Shareholders vote in favour of the Symbion Health Resolutions and Healthscope does not (after Symbion Health has complied with its obligations under the Transaction Implementation Deed) submit a Diagnostics Counterproposal or submits a Diagnostics Counterproposal that the Symbion Health Board does not consider will provide a superior outcome for the Symbion Health Shareholders than the Superior Diagnostics Proposal pursuant to the terms of the Transaction Implementation Deed, Symbion Health must:

(i) subject to satisfaction of clauses 9.5(a)(ii) and 9.5(a)(iii), terminate the Transaction Implementation Deed and, by written notice, require Lantern to terminate the Co-operation Deed and the Symbion Health Share Sale Deed (which notice Lantern must comply with);

(ii) subject to satisfaction of clause 9.5(a)(iii), enter into a new transaction implementation deed with the Superior Diagnostics Acquirer and, by written notice, require Lantern to enter into a new co-operation deed and Symbion Health share sale deed with the Superior Diagnostics Acquirer (which notice Lantern must comply with); and

(iii) amend all of the other Transaction Documents to reflect the substitution of Healthscope with the Superior Diagnostics Acquirer (which amendments will be taken to be binding on Lantern).

(b) The new transaction implementation deed, new co-operation deed and new Symbion Health share sale deed with the Superior Diagnostics Acquirer, and the amendments to the other Transaction Documents, referred to in clause 9.5(a) must be on the same terms and conditions as the original Transaction Documents, Symbion Health Share Sale Deed and the Co operation Deed (as the case may be) except in relation to:

(i) the name, ACN and address details of the Diagnostics Superior Acquirer;

(ii) the price implied for the Diagnostics Businesses pursuant to the Superior Diagnostics Proposal;

(iii) provisions or amendments (including those required to reflect the nature of the consideration provided) which are not more disadvantageous to Lantern than the position it has under the Transaction Documents, the Symbion Health Share Sale Deed and the Co-operation Deed, after taking into account any compensation offered to Lantern by Symbion Health or the Superior Diagnostics Acquirer in respect of any provisions or amendments which are disadvantageous to Lantern; or

(iv) provisions or amendments which are agreed between Lantern and Symbion Health.

(c) For the purposes of clause 9.5(b)(iii):

(i) the parties acknowledge that, in determining whether any provision or amendment is disadvantageous to Lantern, any transaction costs incurred by Lantern in relation to the Superior Diagnostics Proposal, up to $500,000, as well as any transaction costs incurred by Symbion Health in relation to the Superior Diagnostics Proposal, will be disregarded; and

(ii) for the avoidance of doubt, compensation may not include any amount which would, in the absence of a Superior Diagnostics Proposal, have been to the benefit of any or all of the C&P Entities, the Consumer Business, the Pharmacy Business, Lantern or a Related Body Corporate of Lantern if the Transactions were completed as contemplated.

9.6 Payment of costs

(a) Symbion Health and Lantern believe that the Transactions will provide benefits to Symbion Health, Lantern and their respective shareholders, and acknowledge that if they enter into this deed and the Scheme is subsequently not implemented, both parties will incur significant costs.

(b) In the circumstances referred to in clause 9.6(a):

(i) both parties requested that provision be made for the payments referred to in clause 9.7 without which neither party would have entered into this deed; and

(ii) the Symbion Health Board and the Lantern Board believe that it is appropriate for both parties to agree to the payments referred to in clause 9.7 in order to secure each other's participation.

(c) Symbion Health and Lantern acknowledge that the Break Fee represents a reasonable amount to compensate the other for the following:

(i) advisory costs (including costs of advisers);

(ii) costs of management and directors' time;

(iii) out of pocket expenses; and

(iv) reasonable opportunity costs in pursuing the Transactions or not pursuing other alternative acquisitions or strategic initiatives.

(d) The parties agree that clause 9.7 do not limit the rights of Symbion Health or Lantern in respect of any other claims which they may have against each other, whether under this deed or otherwise.

9.7 Payments

(a) Subject to clause 9.8(a), and provided that no Break Fee has become payable pursuant to clause 9.7(b), Symbion Health must pay Lantern an amount equal to the Third Party Costs up to a total of $5 million in aggregate unless the Condition in clause 4.1(n) is not satisfied or the Scheme has not become Effective as a result of any act or omission by IAC or the failure of the Conditions in clause 4.1(f) (no Lantern Prescribed Occurrence), 4.1(g) (Lantern Warranties), 4.1(h) (Lantern funding arrangements), 4.1(m) (FIRB) or 4.1(o)(iii) (Financial assistance), within 5 Business Days of Lantern providing Symbion Health with notice in writing of those Third Party Costs and proof to Symbion Health's satisfaction that Lantern has paid to the relevant Third Party the Third Party Costs.

(b) Subject to clauses 9.7(d) and 9.8(a), Symbion Health must pay Lantern the Break Fee in accordance with clause 9.7(c) without withholding or set off if:

(i) a Superior Proposal or a Superior Diagnostics Proposal (other than a Superior Diagnostics Proposal in respect of which clause 9.5 applies or in respect of which Lantern is in breach of clause 9.5) is announced prior to the date of the Scheme Meeting and is publicly recommended by the Symbion Health Board;

(ii) any director of Symbion Health fails to recommend or publicly changes or withdraws his or her recommendation of the Scheme, or publicly recommends a Superior Proposal or a Superior Diagnostics Proposal (other than a Superior Diagnostics Proposal in respect of which clause 9.5 applies or in respect of which Lantern is in breach of clause 9.5);

(iii) a Competing Proposal (other than a Superior Diagnostics Proposal to which clause 9.5 applies or in respect of which Lantern is in breach of clause 9.5) is announced prior to the date of the Scheme Meeting and is completed at any time prior to the first anniversary of the date of this deed and, as a result, a Third Party:

A. acquires control of Symbion Health or the Symbion Health Group within the meaning of section 50AA of the Corporations Act (or acquires an equivalent shareholding or economic interest in Symbion Health pursuant to the implementation of a dual-listed company structure or a reverse takeover);

B. directly or indirectly acquires, has a right to acquire or otherwise acquires an economic interest in, all or, a significant part of the C&P Businesses;

C. acquires control of the C&P Businesses or any of the material C&P Entities within the meaning of section 50AA of the Corporations Act; or

D. directly or indirectly acquires, merges with, or acquires a significant shareholding or economic interest in any of the material C&P Entities or all of the C&P Businesses, whether by way of a takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buy-back, sale of purchase of assets, joint venture, reverse takeover, dual-listed company structure, recapitalisation, establishment of a new holding company for the Symbion Health Group or any of the material C&P Entities or other synthetic merger or any other transactions or arrangement; or

(iv) Lantern terminates this deed in accordance with clause 12.1(b), 12.1(d) or 12.1(e).

(c) Symbion Health must pay Lantern the Break Fee within 5 Business Days after receiving a written notice from Lantern setting out the relevant circumstances and requiring payment of the Break Fee.

(d) Despite any other term of this deed:

(i) the amount of the Break Fee will be reduced by all amounts Symbion Health has paid to Lantern in respect of Third Party Costs under clause 9.7(a);

(ii) the Break Fee will not be payable to Lantern if the Scheme becomes Effective notwithstanding the occurrence of any event in clause 9.7(b);

(iii) the Break Fee is only payable once;

(iv) the Break Fee will not be payable to Lantern if:

A. the value of the Scheme Consideration to be paid for each Scheme Share is below the assessed valuation range of Symbion Health Shares (on the basis that TID Completion and the Recapitalisation Steps had occurred) set out in the Independent Expert's Report or the Independent Expert concludes that the Scheme is not in the best interests of Symbion Health Shareholders (in each case including in any update to such report, other than any update which is prepared solely as a result of the announcement of a Superior Proposal or any public recommendation of a Superior Proposal by any director of Symbion Health); or

B. Symbion Health is entitled to terminate this deed under clause 12.2(b) or 12.2(d).

(e) For the avoidance of doubt, the Break Fee will not be payable merely by reason that:

(i) the Scheme is not approved by Symbion Health Shareholders at the Scheme Meeting; or

(ii) the Diagnostics Transaction is not approved by Symbion Health Shareholders at the general meeting convened by Symbion Health pursuant to the Transaction Implementation Deed.

(f) If at any time after a Break Fee of $11.479 million has been paid to Lantern under this clause 9.7, the Healthscope Break Fee has been paid or becomes payable by Symbion Health, Lantern must immediately pay an amount in cash of $3.594 million to Symbion Health; or

(g) If a Break Fee has been paid to Lantern under this clause 9.7 and any one or more of Lantern, Ironbridge Capital, Archer Capital or any of their respective Related Bodies Corporate:

(i) acquires control of Symbion Health or the Symbion Health Group within the meaning of section 50AA of the Corporations Act (or acquires an equivalent shareholding or economic interest in Symbion Health pursuant to the implementation of a dual-listed company structure or a reverse takeover);

(ii) directly or indirectly acquires, has a right to acquire or otherwise acquires an economic interest in, all or, a significant part of the C&P Businesses;

(iii) acquires control of the C&P Businesses or any of the material C&P Entities within the meaning of section 50AA of the Corporations Act; or

(iv) directly or indirectly acquires, merges with, or acquires a significant shareholding or economic interest in any of the material C&P Entities or all of the C&P Businesses, whether by way of a takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buy-back, sale of purchase of assets, joint venture, reverse takeover, dual-listed company structure, recapitalisation, establishment of a new holding company for the Symbion Health Group or any of the material C&P Entities or other synthetic merger or any other transactions or arrangement,

at any time prior to the first anniversary of the date of this deed, Lantern must pay to Symbion Health on demand an amount equal to any Break Fee which has been paid to Lantern under this clause 9.7 less an amount equal to the amount of any advisory costs (including costs of advisors) or out of pocket expenses incurred by Lantern or a Related Body Corporate of Lantern, Archer Capital, Ironbridge Capital and paid to a Third Party in connection with the Transactions and the transactions in connection with the Original Scheme.

9.8 Compliance with law

(a) If a court or the Takeovers Panel determines that any part of the Symbion Health Break Fee:

(i) constitutes or would, if performed, constitute:

A. a breach of the fiduciary or statutory duties of the Symbion Health Board; or

B. unacceptable circumstances within the meaning of the Corporations Act; or

(ii) is unenforceable or would, if paid, be unlawful for any reason,

then Symbion Health will not be obliged to pay such part of the Symbion Health Break Fee and, if such fee has already been paid, then Lantern must within 5 Business Days after receiving written demand from Symbion Health refund that part of the Symbion Health Break Fee to Symbion Health.

(b) If a court or the Takeovers Panel determines that any part of the Lantern Break Fee:

(i) constitutes or would, if performed, constitute:

A. a breach of the fiduciary or statutory duties of the Lantern Board; or

B. unacceptable circumstances within the meaning of the Corporations Act; or

(ii) is unenforceable or would, if paid, be unlawful for any reason,

then Lantern will not be obliged to pay such part of the Lantern Break Fee and, if the such fee has already been paid, then Symbion Health must within 5 Business Days after receiving written demand from Lantern refund that part of the Lantern Break Fee to Lantern.

10. Liability of directors, officers and employees

10.1 Liability of directors, officers and employees

To the extent permitted by law, each party releases all rights against, and agrees that it will not make any claim against, each past or present director, officer and employee of the other party or their Related Bodies Corporate in relation to:

(a) information provided to the first party in relation to the Transactions; or

(b) any breach of any representations, covenants and warranties of the first party in this deed,

to the extent that such director, officer or employee has acted without negligence, in good faith and has not engaged in wilful misconduct.

10.2 Payment of insurance premiums

Lantern acknowledges that, by no later than the Implementation Date, Symbion Health will pay all premiums to ensure that insurance cover described in the Symbion Health Insurance and Indemnity Deeds is operative for the period from the Implementation Date until the date which is 7 years from the Implementation Date.

10.3 Lantern's obligations in relation to insurance

From the Implementation Date until the date which is 7 years from the Implementation Date, Lantern must take all steps required to maintain the insurance cover described in the Symbion Health Insurance and Indemnity Deeds on the terms set out in those deeds.

10.4 Enforceability of clause 10

(a) Each party acknowledges that the release and agreement given by it under clause 10.1 is for the benefit of each past or present director and employee of the other party and may be enforced by such individuals directly against the first party.

(b) Lantern acknowledges that its obligations under clauses 10.2 and 10.3 are for the benefit of the Symbion Health directors, officers and employees in favour of whom Symbion Health Insurance and Indemnity Deeds have been executed, and may be enforced by such individuals directly against Lantern.

11. Representations, warranties and indemnities

11.1 Lantern representations and warranties

Lantern represents and warrants to Symbion Health (on its own behalf and separately as trustee for each of the Symbion Health Indemnified Parties):

(a) on each date from the date of this deed until (and including) the Second Court Date that:

(i) Lantern is a validly existing corporation registered under the laws of its place of incorporation;

(ii) the execution and delivery by Lantern of the Transaction Documents to which Lantern is party has been properly authorised by all necessary corporate action and Lantern has full corporate power and lawful authority to execute and deliver such Transaction Documents and to perform or cause to be performed its obligations under such Transaction Documents;

(iii) the Transaction Documents to which Lantern is party constitute legal, valid and binding obligations on Lantern and do not conflict with or result in a breach of or default under:

A. the constitution of Lantern or any of its Related Bodies Corporate;

B. any writ, order or injunction, judgment, law, rule or regulation to which Lantern or any of its Related Bodies Corporate is party, or by which Lantern or any of its Related Bodies Corporate is bound; or

C. any material contract to which Lantern or any of its Related Bodies Corporate is party that would entitle the counter-party or counter-parties thereto to terminate the contract,

(iv) the IAC Facility Agreements from the time of their execution have been duly entered into by Lantern and constitute legally valid and binding obligations on Lantern that are enforceable in accordance with its terms;

(v) without the prior written consent of Symbion Health, Lantern has not agreed to amend the Debt Commitment Letter, Equity Commitment Letter or IAC Facility Agreements in relation to any matter which relates to quantum, conditions to and certainty of funding or waived or agreed to waive any of its rights thereunder in relation to any matter which relates to quantum, conditions to and certainty of funding or entered into any other agreement with respect to their subject matter in relation to any matter which relates to quantum, conditions to and certainty of funding, and Debt Commitment Letter, Equity Commitment Letter or IAC Facility Agreements have not been terminated;

(vi) other than as expressly contemplated by clause 4.1 and on the basis of information disclosed to Lantern in the Symbion Health Data Room, no shareholder or Government Authority approvals are required to be obtained by the Lantern Group in order for it to execute and perform the Transaction Documents to which it is a party; and

(vii) Lantern, Archer Capital and Ironbridge Capital and all their respective Related Bodies Corporate have complied with their obligations under clause 10 of the Confidentiality Deeds (**Standstill**);

(b) on the First Court Date and the Second Court Date:

(i) the Lantern Information has been prepared and included in the Explanatory Memorandum in good faith and on the understanding that Symbion Health and its directors, officers and employees have relied on that information for the purposes of considering and approving the Symbion Health Information in the Explanatory Memorandum and that the Independent Expert has relied on the information for the purposes of preparing the Independent Expert's Report;

(ii) the Lantern Information complies in all material respects with relevant laws (including the Corporations Act, Listing Rules and relevant Policy Statements), and includes all information regarding Lantern, Archer Capital and Ironbridge Capital and their respective Related Bodies Corporate that is required by the Corporations Act, Policy Statements and Listing Rules to be included in the Explanatory Memorandum, including all the information that would be required under sub-sections 636(1)(c), (f), (h), (i), (k)(ii), (l) and (m) of the Corporations Act to be included in a bidder's statement if Lantern were offering the Scheme Consideration as consideration under a takeover bid;

(iii) the Lantern Information (other than to the extent that it consists of information relating to Symbion Health that was provided by or on behalf of Symbion Health, or has been extracted from public announcements made by Symbion Health to ASX) in the form and context in which it appears in the Explanatory Memorandum is not misleading or deceptive in any material respect and does not contain any material omission; and

(iv) Lantern has complied with its obligations under clause 6.2(e);

11.2 Lantern indemnities

(a) Lantern acknowledges that in entering into this deed Symbion Health and the Symbion Health Indemnified Parties have relied on the Lantern Warranties.

(b) Lantern indemnifies Symbion Health (on its own behalf and separately as trustee for each of the Symbion Health Indemnified Parties) against any loss suffered or incurred by reason of any breach of any of the representations and warranties of Lantern in clause 11.1, or of any obligation, undertaking or covenant of Lantern under any Transaction Document to which it is party.

11.3 Symbion Health representations and warranties

Symbion Health represents and warrants to Lantern (on its own behalf and separately as trustee for each of the Lantern Indemnified Parties):

(a) on each date from the date of this deed until (and including) the Second Court Date that:

(i) Symbion Health is a validly existing corporation registered under the laws of its place of incorporation;

(ii) the execution and delivery by Symbion Health of the Transaction Documents to which Symbion Health is party has been properly authorised by all necessary corporate action and Symbion Health has full corporate power and lawful authority to execute and deliver such Transaction Documents and to perform or cause to be performed its obligations under such Transaction Documents;

(iii) the Transaction Documents to which Symbion Health is party constitute legal, valid and binding obligations on Symbion Health and do not conflict with or result in a breach of or default under:

A. the constitution of Symbion Health or any of its Related Bodies Corporate;

B. any writ, order or injunction, judgment, law, rule or regulation to which Symbion Health or any of its Related Bodies Corporate is party, or by which Symbion Health or any of its Related Bodies Corporate is bound; or

C. any material contract to which Symbion Health or any of its Related Bodies Corporate is party that would entitle the counter-party or counter-parties thereto to terminate the contract,

save as disclosed in the Symbion Health Disclosure Letter;

(iv) the Transaction Documents set out all material terms agreed between the parties thereto in connection with the proposed sale of the Diagnostics Businesses to Healthscope;

(v) Symbion Health has not agreed to amend the Transaction Implementation Deed, in any material respect which is disadvantageous to the Lantern Group, the Symbion Health Group or waived or agreed to waive any of its rights thereunder in any material respects save, in each case, with the prior written consent of Lantern;

(vi) the Transaction Implementation Deed has not been terminated and Symbion Health has not entered into any other agreement in relation to the Diagnostics Businesses (other than the Transaction Documents), or without the prior written consent of Lantern;

(b) as at the date of this deed there are:

(i) 647,069,929 Symbion Health Shares on issue;

(ii) 2,560,101 performance rights (as described in the Symbion Health Disclosure Letter),

and, except as set out in clause 5.3 Symbion Health has not issued (and is not required to issue) any other securities or instruments which are still outstanding (or may become outstanding) and which may convert into Symbion Health securities; ands

(c) on the First Court Date and the Second Court Date:

   (i) the Symbion Health Information will be prepared and included in the Explanatory Memorandum in good faith and on the understanding that Lantern, its directors and its officers will rely on that information for the purposes of considering and approving the Lantern Information in the Explanatory Memorandum;

   (ii) the Symbion Health Information in the Explanatory Memorandum does not contain a statement which is misleading or deceptive in any material respect and does not contain any material omission (other than a statement or omission which has been rectified by Symbion Health to the court's satisfaction by the Second Court Date);

   (iii) Symbion Health has complied with any obligations it may have under clause 6.1(n);

   (iv) the Symbion Health Information complies in all material respects with relevant laws (including the Corporations Act, Listing Rules and relevant Policy Statements); and

(d) on the date of this deed, the First Court Date, the Scheme Meeting and the Second Court Date following the making by Symbion Health of an announcement to ASX pursuant to clause 8.4, Symbion Health has complied in all respects with its continuous disclosure obligations under Listing Rule 3.1 and Symbion Health is not withholding any information from Lantern which is being withheld from public disclosure in reliance on Listing Rule 3.1A.

11.4 Symbion Health indemnity

(a) Symbion Health acknowledges that in entering into this deed Lantern and the Lantern Indemnified Parties have relied on the Symbion Health Warranties.

(b) Symbion Health indemnifies Lantern (on its own behalf and separately as trustee for the Lantern Indemnified Parties) against any loss suffered or incurred by reason of any breach of any of the representations and warranties of Symbion Health in clause 11.3, or of any obligation, undertaking or covenant of Symbion Health under any Transaction Document to which it is party.

11.5 Notifications

Each party will promptly advise the other in writing if it becomes aware of any fact, matter or circumstance which constitutes or may constitute a breach of any of the representations or warranties given by it under this clause 11.

11.6 Status of representations and warranties

Each representation and warranty in this clause 11:

(a) is severable;

(b) will survive the termination of this deed; and

(c) is given with the intent that liability thereunder will not be confined to breaches which are discovered prior to the date of termination of this deed.

11.7 Status and enforcement of indemnities

(a) Each indemnity in this deed:

   (i) is a continuing obligation, separate and independent from the other obligations of the parties, and survives termination, completion or expiration of this deed;

   (ii) is given to the party to which it is expressed to be given, and as trustee for each of the Indemnified Parties of that party, and a reference to a loss in an indemnity given to a party includes a loss suffered or incurred by any of the Indemnified Parties of that party.

(b) It is not necessary for a party to incur expense or to make any payment before enforcing a right of indemnity conferred by this deed.

12. Termination

12.1 Termination by Lantern

Lantern may terminate this deed at any time before 8.00 am on the Second Court Date by notice in writing to Symbion Health:

(a) in accordance with clause 4.5;

(b) if there is a material breach of any of the Symbion Health Warranties or a Symbion Health Prescribed Occurrence or a Symbion Health Material Adverse Change occurs, provided that Lantern is only entitled to terminate if it has given notice to Symbion Health setting out the relevant circumstances and stating an intention to terminate and the relevant circumstances have continued to exist 5 Business Days (or any shorter period ending at 5.00 pm on the day before the Second Court Date) from the time such notice is received by Symbion Health;

(c) if any director of Symbion Health publicly changes his or her recommendation in relation to the Scheme or publicly recommends a Superior Proposal, whether pursuant to clause 8.3 of this deed or otherwise;

(d) if Symbion Health is in material breach of any of clauses 4, 6.1 or 7.1 of this deed, before that time, provided that Lantern is only entitled to terminate if it has given notice to Symbion Health setting out the relevant circumstances and stating an intention to terminate and the relevant circumstances have continued to exist 5 Business Days (or any shorter period ending at 5.00 pm on the day before the Second Court Date) from the time such notice is received by Symbion Health;

(e) if Symbion Health is in material breach of clauses 8.1, 8.2 or, 9.1, 9.3 or 9.4 of this deed; or

(f) if the Implementation Date has not occurred by the End Date.

12.2 Termination by Symbion Health

Symbion Health may terminate this deed at any time before 8.00 am on the Second Court Date by notice in writing to Lantern:

(a) in accordance with clause 4.5;

(b) if:

(i) there is a material breach of any of the Lantern Warranties, or a Lantern Prescribed Occurrence, provided that Symbion Health is only entitled to terminate if it has given notice to Lantern setting out the relevant circumstances and stating an intention to terminate and the relevant circumstances have continued to exist 5 Business Days (or any shorter period ending at 5.00 pm on the day before the Second Court Date) from the time such notice is received by Lantern; or

(ii) Lantern is in material breach of clauses 9.1 or 9.5.

(c) if the Symbion Health Board publicly changes or withdraws its recommendation pursuant to clause 8.3 or publicly recommends to Symbion Health Shareholders any Superior Proposal or Superior Diagnostics Proposal in respect of which clause 9.5(a)(i) to 9.5(a)(iii) (inclusive) and clause 9.5(b) are not satisfied (other than as a result of Symbion Health's failure to comply with those clauses);

(d) if Lantern is in material breach of clauses 4 or 6.2 of this deed, provided that Symbion Health is only entitled to terminate if it has given notice to Lantern setting out the relevant circumstances and stating an intention to terminate and the relevant circumstances have continued to exist 5 Business Days (or any shorter period ending at 5.00 pm on the day before the Second Court Date) from the time such notice is received by Lantern; or

(e) if the Implementation Date has not occurred by the End Date.

12.3 Effect of termination

In the event of termination of this deed by either Symbion Health or Lantern pursuant to this clause 12, this deed will become void and have no effect, other than:

(a) clauses 1, 9.7, 9.8, 13, 14, 15, 17 and 18 which shall survive termination; and

(b) in respect of any liability for an antecedent breach of this deed.

13. Confidentiality

13.1 Confidentiality Deeds

Save as set out in clause 13.2, the parties acknowledge and agree that:

(a) they continue to be bound by the Confidentiality Deeds after the date of this deed; and

(b) the rights and obligations of the parties under the Confidentiality Deeds survive termination of this deed.

13.2 Disclosure on termination of deed

The parties agree that, if this deed is terminated under clause 12, either party may disclose by way of announcement to ASX the fact that this deed has been terminated, where such disclosure is in the reasonable opinion of that party required to ensure that the market in its securities is properly informed, and provided, where reasonably practicable, that party consults with the other party as to (and gives the other party a reasonable opportunity to comment on) the form of the announcement prior to its disclosure.

13.3 Disclosure of Transaction Implementation Deed and ancillaries

(a) Symbion Health will, upon request from Lantern:

(i) provide to Lantern copies of all agreements, documents and arrangements (including ancillary agreements, documents and arrangements) entered into or agreed between Symbion Health and Healthscope or its Related Bodies Corporate in connection with the subject matter of the Transaction Implementation Deed or otherwise in connection with the sale of the Diagnostics Businesses pursuant to the Transaction Implementation Deed;

(ii) provide to Lantern such assistance as it reasonably requires to understand the terms and effect of the agreements, documents and arrangements.

(b) Lantern will, upon request from Symbion Health:

(i) provide to Symbion Health copies of all agreements, documents and arrangements (including ancillary agreements, documents and arrangements) entered into or agreed between any of Healthscope or its Related Bodies Corporate on the one hand and any of Lantern, Archer Capital and Ironbridge Capital or any their respective Related Bodies Corporate, on the other hand, in connection with the subject matter of the Transaction Documents, the Co-operation Deed and the Symbion Health Share Sale Deed or otherwise in connection with the Transaction Documents, the Co-operation Deed and the Symbion Health Share Sale Deed;

(ii) permit Symbion Health to provide copies of the agreements, documents and arrangements referred to in clause 13.3(b)(i) to any Third Party from whom Symbion Health has received a Competing Proposal (as defined in the Transaction Implementation Deed) for the Diagnostics Businesses only, provided that such agreements, documents and arrangements are provided to the Third Party on a confidential basis; and

(iii) provide to Symbion Health such assistance as it reasonably requires to understand the terms and effect of the agreements, documents and arrangements.

14. Costs and stamp duties

14.1 Costs

Except as otherwise provided in this deed, each party must pay its own costs and expenses in connection with negotiating, preparing, executing and performing this deed.

14.2 Stamp duties

(a) Lantern and Symbion Health agree that, as between Lantern and Symbion Health, Lantern:

(i) must pay all stamp duties and any related fines and penalties in respect of the this Deed;

(ii) indemnifies Symbion Health against any liability arising from failure to comply with clause 14.2(a)(i); and

(iii) is authorised to apply for and retain the proceeds of any refund due in respect of stamp duty paid under this clause 14.2.

(b) It is agreed that Lantern will have no obligation or responsibility to pay any stamp duties or any related fines and penalties to the extent that the stamp duties arise under or in connection with the Restructure Agreement or the transactions the subject of Restructure Agreement.

15. Notices

15.1 How notice to be given

Each communication (including each notice, consent, approval, request and demand) under or in connection with this deed:

(a) must be in writing;

(b) must be addressed as follows (or as otherwise notified by that party to each other party from time to time):

(i) if to Symbion Health:

Address:
Level 7, 5 Queens Road,
Melbourne, VIC, 3004 Australia

Fax number:
+61 3 9918 2867

For the attention of:
The Company Secretary

Copied to:
Clayton Utz, Level 19,
1 O'Connell Street,
Sydney, NSW, 2000, Australia

Fax number:
+61 2 8220 6700

For the attention of:
Rod Halstead;

(ii) if to Lantern:

Address:
Pier 2/3 Suite 7
13 Hickson Road,
Sydney NSW, 2000

Fax number:
+61 2 9241 3151

For the attention of:
Ben Frewin

(c) must be signed by the party making it or (on that party's behalf) by the solicitor for, or any attorney, director, secretary or authorised agent of, that party; and

(d) must be delivered by hand or posted by prepaid post to the address, or sent by fax to the number, in accordance with clause 15.1(b).

15.2 When notice taken to be received

Each communication (including each notice, consent, approval, request and demand) under or in connection with this deed is taken to be received by the addressee:

(a) (in the case of prepaid post sent to an address in the same country) on the third day after the date of posting;

(b) (in the case of prepaid post sent to an address in another country) on the fifth day after the date of posting by airmail;

(c) (in the case of fax) at the time in the place to which it is sent equivalent to the time shown on the transmission confirmation report produced by the fax machine from which it was sent; and

(d) (in the case of delivery by hand) on delivery,

but if the communication is taken to be received on a day that is not a Business Day or after 5.00 pm, it is taken to be received at 9.00 am on the next Business Day.

16. GST

16.1 Interpretation

(a) Except where the context suggests otherwise, and subject to clause 16.1(b), terms used in this clause have the meanings given to those terms by the *A New Tax System (Goods and Services Tax) Act* 1999 (as amended from time to time).

(b) "Input tax credit" has the meaning given by the *A New Tax System (Goods and Services Tax) Act 1999* and a reference to an input tax credit entitlement of an entity includes an input tax credit for an acquisition made by that entity but to which another member of the same GST group is entitled.

(c) Any part of a supply that is treated as a separate supply for GST purposes (including attributing GST payable to tax periods) will be treated as a separate supply for the purposes of this clause.

(d) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purpose of this clause.

16.2 Reimbursements and similar payments

Any payment or reimbursement required to be made under this deed that is calculated by reference to a cost, expense, or other amount paid or incurred will be limited to the total cost, expense or amount less the amount of any input tax credit to which an entity is entitled for the acquisition to which the cost, expense or amount relates.

16.3 GST payable

(a) If GST is payable in relation to a taxable supply made under or in connection with this deed then any party (**"Recipient"**) that is required to provide consideration to another party (**"Supplier"**) for that supply must, subject to clause 16.3(b), pay an additional amount to the Supplier equal to the amount of that GST at the same times as other consideration is to be provided for that supply.

(b) No payment of any amount pursuant to clause 16.3(a) is required until the Supplier has provided a valid tax invoice to the Recipient.

(c) Where additional amounts are payable between parties to this deed pursuant to clause 16.3(a), amounts so payable, to the extent they are equivalent in amount, shall be set off against each other as if paid and each party shall be obliged only to provide the tax invoice referred to in clause 16.3(b) no later than the time at which any consideration is to be first provided for that supply.

(d) If the GST payable in relation to a supply made under or in connection with this deed varies from the additional amount paid by the Recipient under clause 16.3(a) then the Supplier must promptly issue an adjustment note to the Recipient and will provide a corresponding refund or credit to, or will be entitled to receive the amount of that variation from, the Recipient. Any payment, credit or refund under this paragraph is deemed to be a payment, credit or refund of the additional amount payable under clause 16.3(a).

17. General

17.1 Amendments

This deed may only be varied by a document signed by or on behalf of each party.

17.2 Waiver

(a) Failure to exercise or enforce, or a delay in exercising or enforcing, or the partial exercise or enforcement of, a right, power or remedy provided by law or under this deed by a party does not preclude, or operate as a waiver of, the exercise or enforcement, or further exercise or enforcement, of that or any other right, power or remedy provided by law or under this deed.

(b) A waiver or consent given by a party under this deed is only effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of a term of this deed operates as a waiver of another breach of that term or of a breach of any other term of this deed.

17.3 Further acts and documents

Each party must promptly do all further acts and execute and deliver all further documents (in a form and content reasonably satisfactory to that party) required by law or reasonably requested by another party to give effect to this deed.

17.4 Consents

A consent or approval required under this deed from a party may not be unreasonably withheld, unless this deed expressly provides otherwise.

17.5 Counterparts

This deed may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this deed, and all together constitute one agreement.

17.6 Entire agreement

This deed and the Confidentiality Deeds embody the entire understanding of Symbion Health and Lantern and constitute the entire terms agreed by Symbion Health and Lantern in relation to the subject matter of this deed and together supersede any prior written or other agreement between Symbion Health and Lantern in relation to that subject matter.

17.7 No assignment

A party cannot assign, novate or otherwise transfer any of its rights or obligations under this deed without the prior consent of each other party.

18. Governing law, jurisdiction and service of process

18.1 Governing law

This deed is governed by and must be construed according to the law applying in the state of Victoria, Australia.

18.2 Jurisdiction

Each party irrevocably:

(a) submits to the non exclusive jurisdiction of the courts of the state of Victoria, Australia, and the courts competent to determine appeals from those courts, with respect to any proceedings that may be brought at any time relating to this deed; and

(b) waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, if that venue falls within clause 18.2(a).

Schedule 1 - Timetable[1]

Event	Date
Symbion Health lodges draft Explanatory Memorandum with ASIC	12 October 2007
First Court Date	26 October 2007
Despatch of Explanatory Memorandum completed	31 October 2007
Scheme Meeting	30 November 2007
Second Court Date	13 December 2007
Effective Date	17 December 2007
Scheme Record Date	21 December 2007
Implementation Date	28 December 2007

Executed as a deed.

Signed for and on behalf of **Symbion Health Limited ACN 004 073 410** by its Attorneys under a Power of Attorney dated 2007 each of whom declares that he or she has no notice of the revocation of such Power of Attorney, in the presence of:

Signature of Attorney
Name of Attorney in full

Signature of Attorney
Name of Attorney in full

Signature of Witness
Name of Witness in full

Executed by Lantern Bidco Pty Limited, ACN 127 183 886 in the presence of:

(Signature of Director)
(Name of Director in full)

(Signature of Secretary/other Director)
(Name of Secretary/other Director in full)

Annexure A - Scheme

Annexure B - Lantern Deed Poll

Notes:

1. These dates may be varied as agreed between the parties or as set by the court. See Key dates on page 1 of this document.

This page is left blank intentionally.

Annexure C

Scheme of Arrangement

Scheme of Arrangement made under section 411 of the Corporations Act 2001 (Commonwealth)

Parties

Symbion Health Limited ACN 004 073 410 of Level 7, 5 Queens Road, Melbourne, Victoria, 3004, Australia

("Symbion Health")

The holders of fully paid ordinary shares in the capital of Symbion Health

Recitals

A. Symbion Health is a public company incorporated in the state of Victoria and is admitted to the official list of ASX.

B. Lantern Bidco Pty Limited ACN 127 183 886 ("**Lantern**") is a proprietary company incorporated in Victoria.

C. Symbion Health and Lantern have entered into a scheme implementation deed dated 8 October 2007 (the "**Implementation Deed**"), pursuant to which, amongst other things, Symbion Health has agreed to propose this Scheme to Symbion Health Shareholders, and each of Symbion Health and Lantern has agreed to take certain steps to give effect to the Scheme.

D. If the Scheme becomes Effective, then:

(a) all the Scheme Shares will be transferred to Lantern and the Scheme Consideration will be provided to the Scheme Shareholders in accordance with the provisions of the Scheme; and

(b) Symbion Health will enter the name and address of Lantern in the Symbion Health Share Register as the holder of the Scheme Shares.

E. Lantern has entered into the Lantern Deed Poll for the purpose of covenanting in favour of Scheme Shareholders to perform the obligations contemplated of it under the Scheme.

1. Definitions and interpretation

1.1 Definitions

In this document, unless the contrary intention appears or the context requires otherwise:

ASIC	means the Australian Securities and Investments Commission.
ASX	means ASX Limited ABN 98 008 624 691.
Business Day	is any day that is both a Business Day within the meaning given in the Listing Rules and a day that banks are open for business in Melbourne, Australia.
Capital Reduction	means an equal reduction of capital by Symbion Health in relation to its ordinary shares under section 256C of the Corporations Act and distribution *in specie* by Symbion Health of all of the Consideration Shares (or, to the extent that certain of the Consideration Shares are distributed to Participating Shareholders by way of the Share Distribution Dividend, all of the Consideration Shares which are not so distributed by way of the Share Distribution Dividend) to Participating Shareholders (or, in the case of Ineligible Overseas Shareholders, to a nominee in accordance with clause 5.8 of the Transaction Implementation Deed).
CHESS	means the clearing house electronic sub-register system for the electronic transfer of securities operated by ASX Settlement and Transfer Corporation Pty Limited ABN 49 008 504 532.
Conditions Precedent	means the conditions precedent to this Scheme set out in clause 2.1.
Consideration Shares	means the Healthscope Shares as determined, allotted and issued to Symbion Health in accordance with clause 8 of the Transaction Implementation Deed and as provided for in the Diagnostics Sale and Purchase Agreement.
Corporations Act	means the Corporations Act 2001 (Commonwealth).
Court	means the Supreme Court of Victoria or such other court of competent jurisdiction Symbion Health and Lantern agree in writing.
Diagnostics Shares	means all of the shares in the capital of, and any other equity interests or securities (including any options or other convertible securities) in, Symbion Healthcare Holdings Pty Limited ACN 078 954 631.

Diagnostics Record Date	means 7:00 pm on the date which is 5 Business Days after the Symbion Health Meeting Date or such other date as agreed between the parties.
Diagnostics Sale and Purchase Agreement	means the Share Sale and Purchase Deed between Symbion Health, Symbion CP Holdings Pty Ltd ACN 113 556 460, Symbion Pharmacy Services Pty Ltd ACN 000 875 034 and Healthscope, in the form of the draft document initialled by Symbion Health, Lantern and Healthscope for the purpose of identification (or in such other form as Symbion Health, Symbion CP Holdings Pty Ltd, Symbion Pharmacy Services Pty Ltd, Lantern (provided that agreement by Lantern is not required if the Implementation Deed has been terminated) and Healthscope agree in writing).
Diagnostics Transaction	means the proposed transactions pursuant to which: (a) Symbion Health will sell the Diagnostics Shares to Healthscope in accordance with the terms of the Transaction Implementation Deed and the Diagnostics Sale and Purchase Agreement following completion of the Restructure Agreement; and (b) Symbion Health will distribute to the Participating Shareholders (or the nominee contemplated by clause 5.8 of the Transaction Implementation Deed) the Consideration Shares it receives pursuant to the Diagnostics Sale and Purchase Agreement by way of the Capital Reduction and the Share Distribution Dividend, in accordance with the terms of the Transaction Implementation Deed.
Effective	means, when used in relation to this Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the orders of the Court made under section 411(4)(b) (and, if applicable, section 411(6)) of the Corporations Act in relation to the Scheme.
Effective Date	means the date on which the Scheme becomes Effective.
End Date	means 28 February 2008 or such later date as is agreed by Symbion Health and Lantern in writing.
Escrow Account	means the non-interest bearing special purpose trust account described in clause 4.2(a) scheme.
Explanatory Memorandum	means the information memorandum in respect of the Scheme approved by the Court under section 411(1) of the Corporations Act for distribution to Symbion Health Shareholders containing, among other things, the explanatory statement required by part 5.1 of the Corporations Act relating to the Scheme and a notice convening the Scheme Meeting.
Healthscope	means Healthscope Limited ACN 006 405 152.
Healthscope Shares	means fully paid ordinary shares in the capital of Healthscope.
Implementation Date	means the date which is 3 Business Days after the Scheme Record Date, or such other date as Symbion Health and Lantern agree in writing.
Implementation Deed	means the deed between Symbion Health and Lantern dated 8 October 2007 pursuant to which Symbion Health proposes to implement the Scheme.
Ineligible Overseas Shareholder	means either of the following: (a) a Symbion Health Shareholder (other than a U.S. Shareholder) whose address as shown in the Symbion Health Share Register at the Diagnostics Record Date is a place outside Australia and its external territories, unless Healthscope and Symbion Health are satisfied, acting reasonably, that the laws of that Symbion Health Shareholder's country of residence (as shown in the Symbion Health Share Register) permit the distribution *in specie* of Healthscope Shares to that Symbion Health Shareholder pursuant to the Capital Reduction and Share Distribution Dividend, either unconditionally or after compliance with conditions which Healthscope in its sole discretion regards as acceptable; or (b) if an exemption from the registration requirements of the U.S. Securities Act of 1933 is not available for the distribution of the Consideration Shares pursuant to Rule 802 under the U.S. Securities Act of 1933, on terms reasonably acceptable to Healthscope and Symbion Health, a Symbion Health Shareholder who Symbion Health is aware, or has reason to believe, is a US Shareholder.

Lantern Deed Poll	means the deed poll dated 8 October 2007 executed by Lantern in favour of the Scheme Shareholders (subject to any amendments permitted by its terms).
Link	means Link Market Services Limited ACN 083 214 537 of Level 12, 680 George Street, Sydney, NSW 2000.
Listing Rules	means the official listing rules of ASX.
Participating Shareholder	means each person registered in the Symbion Health Share Register as the holder of Symbion Health Shares as at the Diagnostics Record Date.
Permitted Symbion Health Dividend	means: (a) the Symbion Health FY07 Dividend; and (b) the Share Distribution Dividend.
Recapitalisation Steps	means the steps, documents and other transactions set out in or contemplated by the Recapitalisation Steps Document.
Recapitalisation Steps Document	means the document entitled 'Agreed Recapitalisation Steps' initialled by Symbion Health, Lantern and Healthscope for the purposes of identification (or such other substitute or replacement document agreed between Symbion Health, Lantern and Healthscope in writing).
Restructure Agreement	means the document entitled 'Restructure Agreement' initialled by Symbion Health, Lantern and Healthscope for the purposes of identification (or such other substitute or replacement document agreed between Symbion Health, Lantern and Healthscope in writing).
Scheme	means the scheme of arrangement under part 5.1 of the Corporations Act between Symbion Health and Symbion Health Shareholders as set out in this document, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act and agreed to by Lantern and Symbion Health.
Scheme Consideration Aggregate	means an amount of $1.76693 multiplied by the aggregate number of Scheme Shares provided that this amount will be reduced by the aggregate cash amount of: (a) any dividend declared, determined or paid by Symbion Health, during the period from (and including) the date of the Implementation Deed up to (and including) the Implementation Date other than a Permitted Symbion Health Dividend; and (b) any payment made pursuant to clause 5.3(e) of the Implementation Deed.
Scheme Consideration	means the consideration to be provided to Scheme Shareholders under the terms of this Scheme, for the transfer to Lantern of their Scheme Shares, ascertained in accordance with clause 5.
Scheme Meeting	means the meeting of Symbion Health Shareholders ordered by the Court in relation to the Scheme to be convened under section 411(1) of the Corporations Act.
Scheme Record Date	means 7.00 pm on the date which is 5 Business Days after the Effective Date.
Scheme Shares	means the Symbion Health Shares on issue as at the Scheme Record Date.
Scheme Shareholder	means each person registered in the Symbion Health Share Register as the holder of Scheme Shares as at the Scheme Record Date.
Second Court Date	means the first day of hearing of an application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme or, if the hearing of such application is adjourned for any reason, means the first day of the adjourned hearing.
Share Distribution Dividend	means the payment of a special dividend by Symbion Health by the distribution *in specie* by Symbion Health to Participating Shareholders (or, in the case of Ineligible Overseas Shareholders, to a nominee in accordance with clause 5.8 of the Transaction Implementation Deed) of that number of Consideration Shares the directors of Symbion Health resolve to distribute.
Symbion Health Board	means the board of directors of Symbion Health.
Symbion Health FY07 Dividend	means a fully franked dividend of $0.05 per Symbion Health Share declared and paid by Symbion Health in respect of the financial year ended 30 June 2007.

Symbion Health Meeting Date	means the date that the meeting convened by Symbion Health for the purposes of Symbion Health Shareholders approving the Symbion Health Resolutions is held (or, if the meeting is opened and then adjourned, the date on which the voting on the Symbion Health Resolutions takes place (or is concluded, if later)).
Symbion Health Share Register	means the register of members of Symbion Health maintained by or on behalf of Symbion Health in accordance with section 168(1) of the Corporations Act.
Symbion Health Share Registry	means Link Market Services Limited, of Level 4, 333 Collins Street, Melbourne, Victoria, 3000.
Symbion Health Shareholder	means a person who is registered in the Symbion Health Share Register as a holder of Symbion Health Shares.
Symbion Health Shares	means fully paid ordinary shares in the capital of Symbion Health.
Symbion Health Resolutions	means: (a) **(Listing Rule 11.1)** if required by ASX, an ordinary resolution of Symbion Health Shareholders for the purposes of satisfying the requirements of ASX and the Listing Rules in relation to the Diagnostics Transaction under Listing Rule 11.1; (b) **(Listing Rule 11.2)** if required by ASX, an ordinary resolution of Symbion Health Shareholders for the purposes of satisfying the requirements of ASX and the Listing Rules in relation to the Diagnostics Transaction under Listing Rule 11.2; (c) **(Capital Reduction)** an: (i) ordinary resolution of Symbion Health Shareholders approving the Capital Reduction for the purposes of section 256C(1) of the Corporations Act; and (ii) ordinary resolution of Symbion Health Shareholders approving a resolution providing for the transfer of Consideration Shares, otherwise distributable to an Ineligible Overseas Shareholder under the Capital Reduction, to a nominee who is required to sell those Consideration Shares, and the payment of the proceeds of sale of those Consideration Shares to each Ineligible Overseas Shareholder; and (d) any other approvals required by law, the Listing Rules, ASIC or ASX of Symbion Health Shareholders reasonably considered by Symbion Health as necessary in order to implement the Diagnostics Transaction.
Transaction Implementation Deed	means the transaction implementation deed between Symbion Health and Healthscope dated on or about 8 October 2007.
US Shareholder	means a Symbion Health Shareholder who: (a) is a resident of, or a person in, the United States; or (b) who holds Symbion Health Shares on behalf of a resident of, or a person in, the United States who beneficially owns Symbion Health Shares, but only with respect to such beneficially owned Symbion Health Shares and not with respect to any other holding of Symbion Health Shares beneficially owned by a person who is not a resident of, or a person in, the United States.

1.2 Interpretation

In this document, unless the contrary intention appears or the context requires otherwise:

(a) the singular includes the plural and vice versa;

(b) each gender includes each other gender;

(c) references to persons includes references to individuals, corporations, other bodies corporate or bodies politic;

(d) references to paragraphs or clauses are to a paragraph or clause of this document;

(e) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(f) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(g) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(h) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(i) a reference to any time is a reference to that time in Melbourne, Australia;

(j) a reference to "$" or "A$" is to the lawful currency of the Commonwealth of Australia;

(k) a reference to a document is that document as varied, novated, ratified or replaced from time to time;

(l) the interpretation of a substantive provision is not affected by any heading; and

(m) "**includes**" in any form is not a word of limitation.

1.3 Business Day

Except where otherwise expressly provided, where under this document the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing shall be done on the immediately preceding Business Day.

2. Conditions

2.1 Conditions Precedent to the Scheme

The Scheme is conditional upon, and will have no force or effect until, the satisfaction of each of the following conditions precedent, and the provisions of clauses 3, 4 and 5 will not come into effect unless and until each of these conditions precedent have been satisfied:

(a) as at 8.00 am on the Second Court Date each of the conditions precedent set out in clause 4.1 of the Implementation Deed (other than the condition precedent relating to the approval of the Court set out in clause 4.1(l) of the Implementation Deed) have been satisfied or waived in accordance with the terms of the Implementation Deed;

(b) as at 8.00 am on the Second Court Date the Implementation Deed has not been terminated;

(c) the Court approves this Scheme under section 411(4)(b) of the Corporations Act with or without modification;

(d) such other conditions made or required by the Court under section 411(6) of the Corporations Act in relation to the Scheme as are acceptable to Lantern and Symbion Health have been satisfied; and

(e) the coming into effect, pursuant to section 411(10) of the Corporations Act, of the orders of the Court made under section 411(4)(b) of the Corporations Act (and, if applicable, section 411(6) of the Corporations Act) in relation to the Scheme.

2.2 Certificates in relation to Conditions Precedent

On the Second Court Date:

(a) Symbion Health must provide to the Court a certificate (or such other evidence as the Court may request) confirming (in respect of matters within its knowledge) whether or not as at 8.00 am on the Second Court Date:

(i) the conditions precedent set out in clauses 4.1(a) **(Symbion Health Shareholder approval)**, 4.1(b) **(No Symbion Health Prescribed Occurrence)**, 4.1(c) **(Symbion Health Warranties)**, 4.1(d) **(Symbion Health Restructuring)**, 4.1(k) **(Independent Expert's Report)** and 4.1(n) (TID) of the Implementation Deed have been satisfied or waived; and

(ii) to the best of Symbion Health's knowledge the conditions precedent set out in clauses 4.1(e) **(Completion of Recapitalisation Steps)**, 4.1(i) **(No restraint)**, 4.1(j) **(ASX and ASIC approvals)**, 4.1(o) **(Financial assistance)**, and 4.1(p) **(No Symbion Health Material Adverse Change)** of the Implementation Deed have been satisfied or waived; and

(b) Lantern must provide to the Court a certificate (or such other evidence as the Court may request) confirming (in respect of matters within its knowledge) whether or not as at 8.00 am on the Second Court Date:

(i) the conditions precedent set out in clauses 4.1(f) **(No Lantern Prescribed Occurrence)**, 4.1(g) **(Lantern Warranties)**, 4.1(h) **(Lantern funding arrangements)** and 4.1(m) (**FIRB**) of the Implementation Deed have been satisfied or waived; and

(ii) to the best of Lantern's knowledge the conditions precedent set out in clauses 4.1(e) (**Completion of Recapitalisation Steps**), 4.1(i) (**No restraint**), 4.1(j) (**ASX and ASIC approvals**) and 4.1(o) (**Financial assistance**) of the Implementation Deed have been satisfied or waived.

2.3 Termination of Implementation Deed

Without limiting any rights under the Implementation Deed, in the event that the Implementation Deed is terminated in accordance with its terms before 8.00 am on the Second Court Date, Symbion Health, Lantern are each released from:

(a) any further obligation to take steps to implement the Scheme; and

(b) any liability with respect to the Scheme.

3. Scheme

3.1 Effective Date of the Scheme

Subject to clause 3.2, the Scheme will take effect on and from the Effective Date.

3.2 End Date

The Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before the End Date, or such later date as Symbion Health and Lantern agree in writing.

4. Implementation of Scheme

4.1 Lodgement

If the Conditions Precedent are satisfied, Symbion Health must lodge with ASIC in accordance with section 411(10) of the Corporations Act an office copy of the Court order approving the Scheme as soon as possible after, and in any event by no later than 4.00 pm on the Business Day following, the date on which the Court approves the Scheme or such other Business Day as Symbion Health and Lantern agree in writing.

4.2 Escrow Account

(a) Before the Implementation Date, Symbion Health and Lantern will enter into binding arrangements with Link for the opening of a non-interest bearing special purpose trust account ("**Escrow Account**") held by Link such that:

(i) Symbion Health and Lantern will be joint signatories to the Escrow Account;

(ii) any monies deposited into the Escrow Account will be held on escrow until the last occur of:

A. Symbion Health and Lantern deliver by hand to a representative of Link an irrevocable direction to transfer the Scheme Consideration to Scheme Shareholders in consideration for the transfer of the Scheme Shares to Lantern in accordance with the terms of the Scheme immediately upon receipt by Link of the direction referred to in clause 4.2(a)(ii)(B); and

B. Lantern delivers by hand to a representative of Link an irrevocable direction to transfer the Scheme Consideration to Scheme Shareholders in consideration for the transfer of the Scheme Shares to Lantern in accordance with the terms of the Scheme; and

(iii) upon the delivery of the irrevocable directions from Symbion Health and Lantern as contemplated in clause 4.2(a)(ii), any monies in the Escrow Account will be held on trust for Scheme Shareholders.

(b) Lantern will pay the Scheme Consideration Aggregate into the Escrow Account by electronic funds transfer so that immediately available funds are received in that account by no later than 12.00 pm on the Implementation Date.

4.3 Transfer of Scheme Shares

On the Implementation Date, subject to:

(a) the payment of the Scheme Consideration Aggregate in the manner contemplated by clause 4.2(b);

(b) Symbion Health having provided the irrevocable direction to Link as contemplated by clause 4.2(a)(ii)(A);

all of the Scheme Shares will, together with all rights and entitlements attaching to the Scheme Shares, be transferred to Lantern immediately upon the provision of an irrevocable direction to Link by Lantern as contemplated by clause 4.2(a)(ii)(B) without the need for any further act by any Scheme Shareholder (other than acts performed by Symbion Health or its directors as attorney or agent for Scheme Shareholders under this Scheme), by Symbion Health immediately effecting a valid transfer or transfers of the Scheme Shares to Lantern under section 1074D of the Corporations Act or, if that procedure is not available for any reason, by:

(c) Symbion Health immediately delivering to Lantern a completed share transfer form or forms (which may be a master transfer form) to transfer all of the Scheme Shares to Lantern duly executed by Symbion Health as the attorney and agent of each Scheme Shareholder under clause 8.1 of this Scheme;

(d) Lantern executing and delivering the share transfer form or forms to Symbion Health; and

(e) Symbion Health immediately after receipt of the share transfer form or forms under clause 4.3(d) or on the following Business Day, entering, or procuring the entry of, the name and address of Lantern in the Symbion Health Share Register as the holder of all of the Scheme Shares with effect from the Implementation Date.

4.4 Provision of Scheme Consideration

On the first Business Day after the Implementation Date, in consideration for the transfer to Lantern of each Scheme Share Symbion and Lantern will procure, pursuant to the arrangements made under clause 4.2 and the irrevocable directions given to Link, the payment to each Scheme Shareholder of such amount of Scheme Consideration as that Scheme Shareholder is entitled to under clause 5 for each Scheme Share registered in the name of that Scheme Shareholder in A$ by:

(a) sending or procuring the despatch to each such Scheme Shareholder by prepaid post to his or her address recorded in the Symbion Health Share Register as at the Scheme Record Date, a pre printed cheque for the amount of Scheme Consideration due to that Scheme Shareholder, as determined in accordance with the Scheme; or

(b) making a deposit in an account with any ADI (as defined in the Banking Act 1959 (Commonwealth)) in Australia notified by the Scheme Shareholder to Symbion Health and recorded in or for the purpose of the Symbion Health Share Register at the Scheme Record Date.

4.5 Joint holders

In the case of Scheme Shares held in joint names, any cheque required to be paid to Scheme Shareholders will be payable to the joint holders and will be forwarded to the holder whose name appears first in the Symbion Health Share Register as at the Scheme Record Date.

5. Scheme Consideration

5.1 Scheme Consideration

Subject to clauses 5.2 and 5.3, each Scheme Shareholder will be entitled to receive as Scheme Consideration, a cash amount equal to the Scheme Consideration Aggregate divided by the aggregate number of Scheme Shares on issue at the Scheme Record Date for each Scheme Share held by that Scheme Shareholder at the Scheme Record Date.

5.2 Fractional entitlements

If the number of Scheme Shares held by a Scheme Shareholder at the Scheme Record Date is such that the aggregate entitlement of that Scheme Shareholder to Scheme Consideration comprising cash is such that a fractional entitlement to a cent in cash arises, then the entitlement of that Scheme Shareholder must be rounded up or down, with any fractional entitlement of less than 0.5 being rounded down to the nearest whole cent and any fractional entitlement of 0.5 or more being rounded up to the nearest whole.

5.3 Shareholding splitting or division

If Lantern is of the opinion (acting reasonably) that two or more Scheme Shareholders (each of whom holds a number of Scheme Shares which results in rounding in accordance with clause 5.2) have, before the Scheme Record Date, been party to shareholding splitting or division in an attempt to obtain unfair advantage by reference to such rounding, Lantern may give notice to those Scheme Shareholders:

(a) setting out their names and registered addresses as shown in the Symbion Health Share Register;

(b) stating that opinion; and

(c) attributing to one of them specifically identified in the notice the Scheme Shares held by all of them,

and, after such notice has been given, the Scheme Shareholder specifically identified in the notice as the deemed holder of all the specified Scheme Shares will, for the purposes of the other provisions of this Scheme, be taken to hold all of those Scheme Shares and each of the other Scheme Shareholders whose names and registered addresses are set out in the notice will, for the purposes of the other provisions of this Scheme, be taken to hold no Scheme Shares. Lantern, in complying with the other provisions of this Scheme relating to it in respect of the Scheme Shareholder specifically identified in the notice as the deemed holder of all the specified Scheme Shares, will be taken to have satisfied and discharged its obligations to the other Scheme Shareholders named in the notice under the terms of this Scheme.

6. Dealings in Symbion Health Shares

6.1 Dealings in Symbion Health Shares by Scheme Shareholders

For the purposes of establishing who are Scheme Shareholders, dealings in Symbion Health Shares will be recognised by Symbion Health provided that:

(a) in the case of dealings of the type to be effected on CHESS, the transferee is registered in the Symbion Health Share Register as the holder of the relevant Symbion Health Shares by the Scheme Record Date; and

(b) in all other cases, registrable transfers or transmission applications in respect of those dealings are received at the place where the Symbion Health Share Register is kept by 5:00 pm on the day which is the Scheme Record Date (in which case Symbion Health must register such transfers before 7:00 pm on that day),

and Symbion Health will not accept for registration, or recognise for the purpose of establishing who are Scheme Shareholders, any transmission application or transfer in respect of Symbion Health Shares received after such times on the Scheme Record Date.

6.2 Symbion Health Share Register

Symbion Health will, until the Scheme Consideration has been paid and Lantern has been entered in the Symbion Health Share Register as the holder of all of the Scheme Shares, maintain the Symbion Health Share Register in accordance with the provisions of this clause 6 and the Symbion Health Share Register in this form and the terms of this Scheme will solely determine entitlements to the Scheme Consideration.

6.3 Information to be made available to Lantern

Symbion Health must procure that as soon as practicable following the Scheme Record Date, details of the names, registered addresses and holdings of Symbion Health Shares of every Scheme Shareholder shown in the Symbion Health Share Register at the Scheme Record Date are made available to Lantern in such form as Lantern may reasonably require.

6.4 Effect of share certificates and holding statements

As from the Scheme Record Date (and other than for Lantern following the Implementation Date), all share certificates and holding statements for the Scheme Shares will cease to have effect as documents of title, and each entry on the Symbion Health Share Register at that date will cease to have any effect other than as evidence of entitlement to the Scheme Consideration.

6.5 No disposals after Scheme Record Date

If the Scheme becomes Effective, a Scheme Shareholder, and any person claiming through that Scheme Shareholder, must not dispose of or purport or agree to dispose of any Scheme Shares or any interest in them after the Scheme Record Date.

7. Suspension and termination of quotation

Symbion Health must apply to ASX:

(a) for suspension of trading of the Symbion Health Shares on ASX with effect from the close of business on the Effective Date; and

(b) for termination of official quotation of the Symbion Health Shares on ASX and the removal of Symbion Health from the official list of ASX with effect from the Business Day immediately following the Implementation Date.

8. General Scheme provisions

8.1 Appointment of agent and attorney

Each Scheme Shareholder, without the need for any further act, irrevocably appoints Symbion Health as its agent and attorney for the purpose of:

(a) executing any document or form or doing any other act necessary to give effect to the terms of the Scheme including, without limitation, the execution of the share transfer(s) to be delivered under clause 4.3(c) and the giving of the Scheme Shareholders' consent under clause 8.3; and

(b) enforcing the Lantern Deed Poll against Lantern,

and Symbion Health accepts such appointment. Symbion Health, as agent of each Scheme Shareholder, may sub delegate its functions, authorities or powers under this clause 8.1 to all or any of its directors and officers (jointly, severally, or jointly and severally).

8.2 Enforcement of Lantern Deed Poll

Symbion Health undertakes in favour of each Scheme Shareholder that it will enforce the Lantern Deed Poll against Lantern, on behalf of and as agent and attorney for the Scheme Shareholders.

8.3 Scheme Shareholders' consent

Each Scheme Shareholder irrevocably:

(a) consents to Symbion Health and Lantern doing all things and executing all deeds, instruments, transfers or other documents as may be necessary, incidental or expedient to the implementation and performance of the Scheme; and

(b) acknowledges that the Scheme binds Symbion Health and all of the Symbion Health Shareholders from time to time (including those who do not attend the Scheme Meeting, do not vote at that meeting or vote against the Scheme).

8.4 Scheme Shareholder's agreements

Under the Scheme each Scheme Shareholder agrees to the transfer of their Scheme Shares, together with all rights and entitlements attaching to those Scheme Shares, to Lantern in accordance with the terms of the Scheme.

8.5 Warranty by Scheme Shareholders

Each Scheme Shareholder is deemed to have warranted to Lantern that all their Scheme Shares (including any rights and entitlements attaching to those shares) will, at the date of the transfer of them to Lantern, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to sell and to transfer their Scheme Shares together with any rights and entitlements attaching to such shares.

8.6 Title to Scheme Shares

Lantern will be beneficially entitled to the Scheme Shares transferred to it under this Scheme pending registration by Symbion Health of Lantern in the Symbion Health Share Register as the holder of the Scheme Shares.

8.7 Alterations and Conditions

Symbion Health may, by its counsel or solicitors, and with the consent of Lantern, consent on behalf of all persons concerned, including a Scheme Shareholder, to any modification of or amendment to the Scheme which the Court thinks fit to impose.

8.8 Notices

Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to Symbion Health, it will not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Symbion Health's registered office or at the Symbion Health Share Registry as the case may be.

8.9 Inconsistencies

This Scheme binds Symbion Health and all Symbion Health Shareholders, and to the extent of any inconsistency, overrides the Symbion Health constitution.

8.10 Further assurance

Symbion Health will execute all documents and do all acts and things as may be necessary or expedient for the implementation of, and performance of its obligations under, the Scheme.

8.11 Stamp Duty

Lantern will pay any stamp duty payable on the transfer by Scheme Shareholders of the Scheme Shares to Lantern.

8.12 Governing Law

This Scheme is governed by the laws of the State of Victoria. The parties submit to the non-exclusive jurisdiction of the courts of Victoria, Australia for any proceedings in connection with the Scheme.

Annexure D

Lantern Deed poll

Deed poll made on 2007

Parties

Lantern Bidco Pty Limited
ACN 127 183 886 of Pier 2/3, Suite 7,
13 Hickson Road, Sydney, NSW 2000

("Lantern")

In favour of

Each holder of fully paid ordinary shares in the capital of Symbion Health Limited ACN 004 073 410 ("**Symbion Health**") on issue as at 7:00 pm on the Scheme Record Date ("**Scheme Shareholders**")

Recitals

A. Symbion Health and Lantern have entered into a scheme implementation deed dated 8 October 2007 (the "**Implementation Deed**").

B. Symbion Health has agreed in the Implementation Deed to propose a scheme of arrangement between Symbion Health and the holders of fully paid ordinary shares in Symbion Health, the effect of which will be that Lantern acquires all of the Scheme Shares from Scheme Shareholders for the Scheme Consideration.

C. Lantern is entering into this deed poll to covenant in favour of Scheme Shareholders that it will observe and perform its obligations under the Scheme, as if named as a party to the Scheme.

1. Definitions and interpretations

1.1 Definitions

In this deed poll:

(a) "**Scheme**" means the proposed scheme of arrangement under Part 5.1 of the Corporations Act between Symbion Health and the Scheme Shareholders, a copy of which is annexed to this deed poll; and

(b) capitalised terms have the meaning given to them in the Scheme, unless the context requires otherwise.

1.2 Interpretation

In this deed poll, unless the contrary intention appears or the context requires otherwise:

(a) the singular includes the plural and vice versa;

(b) each gender includes each other gender;

(c) references to persons includes references to individuals, corporations, other bodies corporate or bodies politic;

(d) references to paragraphs or clauses are to a paragraph or clause of this deed poll;

(e) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(f) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(g) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(h) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(i) a reference to any time is a reference to that time in Melbourne, Australia;

(j) a reference to "$" or "A$" is to the lawful currency of the Commonwealth of Australia;

(k) a reference to a document is to that document as varied, novated, ratified or replaced from time to time;

(l) the interpretation of a substantive provision is not affected by any heading; and

(m) "includes" in any form is not a word of limitation.

1.3 Nature of deed poll

Lantern acknowledges that:

(a) this deed poll may be relied on and enforced by any Scheme Shareholder in accordance with its terms even though the Scheme Shareholders are not party to it; and

(b) under the Scheme, each Scheme Shareholder appoints Symbion Health as its agent and attorney to enforce this deed poll against Lantern.

2. Conditions

2.1 Conditions Precedent

Lantern's obligations under this deed poll are subject to the Scheme becoming Effective.

2.2 Termination

If the Implementation Deed is terminated or the Scheme does not become Effective on or before the End Date, the obligations of Lantern under this deed poll automatically terminate and the terms of this deed poll will be of no further force or effect, unless Symbion Health and Lantern otherwise agree in accordance with the Implementation Deed.

2.3 Consequences of termination

If this deed poll is terminated under clause 2.2, then in addition and without prejudice to any other rights, powers or remedies available to it, Lantern is released from its obligations to further perform this deed poll except those obligations under clause 6.1 and any other obligations which by their nature survive termination.

3. Compliance with Scheme obligations

3.1 Scheme Consideration

Subject to clause 2, in consideration for the transfer to Lantern of each Scheme Share, on the Implementation Date, Lantern will pay to each Scheme Shareholder such amount of Scheme Consideration as that Scheme Shareholder is entitled to for each Scheme Share held by them in accordance with the terms of the Scheme.

3.2 Manner and timing of satisfaction

Pursuant to and subject to the Scheme and subject to clause 2 of this deed poll, the obligations of Lantern to provide the Scheme Consideration to each applicable Scheme Shareholder will be satisfied by Lantern complying with its obligations under clauses 4.3 and 5 of the Scheme.

3.3 Other obligations of Lantern

Subject to clause 2 Lantern:

(a) must pay the Scheme Consideration to each Scheme Shareholder in accordance with clauses 4.3 and 5 of the Scheme; and

(b) covenants in favour of the Scheme Shareholders to perform all other obligations that are attributed to it under the Scheme, as if named as a party to the Scheme.

4. Warranties

Lantern represents and warrants that:

(a) it is a validly existing corporation registered under the laws of its place of incorporation;

(b) the execution and delivery by it of this deed poll has been properly authorised by all necessary corporate action and it has full corporate power and lawful authority to perform or cause to be performed its obligations under this deed poll and to carry out or cause to be carried out the transactions contemplated by this deed poll; and

(c) this deed poll will constitute legally, valid and binding obligations on it enforceable in accordance with its terms (subject to any necessary stamping) and does not conflict with or result in a breach of or default under:

(i) the constitution or equivalent constituent documents of it or any of its Related Bodies Corporate; or

(ii) any writ, order or injunction, judgment, law, rule or regulation to which it is party, or by which it is bound.

5. Continuing obligations

This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(a) Lantern has fully performed its obligations under this deed poll; or

(b) the earlier termination of this deed poll under clause 2.2.

6. General

6.1 Stamp duty

Lantern will:

(a) pay or procure the payment of all stamp duties and any related fines and penalties in respect of the Implementation Deed, this deed poll, the performance of this deed poll and each transaction effected by or made under this deed poll; and

(b) indemnify each Scheme Shareholder against any liability arising from failure to comply with clause 6.1(a).

6.2 Waiver

(a) Waiver of any right arising from a breach of this deed poll or of any right, power, authority, discretion or remedy arising upon default under this deed poll must be in writing and signed by the party granting the waiver.

(b) A failure or delay in exercise, or partial exercise, of:

(i) a right arising from a breach of this deed poll; or

(ii) a right, power, authority, discretion or remedy created or arising upon default under this deed poll,

does not result in a waiver of that right, power, authority, discretion or remedy.

(c) A party is not entitled to rely on a delay in the exercise or non-exercise of a right, power, authority, discretion or remedy arising from a breach of this deed poll or on a default under this deed poll as constituting a waiver of that right, power, authority, discretion or remedy.

(d) A party may not rely on any conduct of another party as a defence to the exercise of a right, power, authority, discretion or remedy by that other party.

(e) This clause may not itself be waived except in writing.

6.3 Variation

A provision of this deed poll may not be varied unless:

(a) before the Second Court Date, the variation is agreed to in writing by Symbion Health; or

(b) on or after the Second Court Date, the variation is agreed to in writing by Symbion Health and is approved by the Court,

in which event Lantern will enter into a further deed poll in favour of the Scheme Shareholders giving effect to such amendment or variation.

6.4 Cumulative rights

The rights, powers and remedies of Lantern and each Scheme Shareholder under this deed poll are cumulative and do not exclude any other rights, powers or remedies provided by the law independently of this deed poll.

6.5 Assignment

The rights and obligations of Lantern and the rights of each Scheme Shareholder under this deed poll are personal and must not be assigned, charged or otherwise dealt with at law or in equity.

6.6 Further action

Lantern will promptly do all things and execute and deliver all further documents required by law to give effect to this deed poll.

7. Governing law and jurisdiction

(a) This deed poll is governed by the laws of the State of Victoria.

(b) Lantern irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of the State of Victoria for any proceedings in connection with this deed poll.

Executed as a deed poll.

Executed by **Lantern Bidco Pty Limited ACN 127 183 886** by or in the presence of:

Signature of Director
Name of Director in full

Signature of Secretary/other Director
Name of Secretary/other Director in full

Annexure E

Notice of Symbion Health Diagnostics General Meeting

Notice of general meeting of holders of Symbion Health shares

Notice is hereby given that a general meeting of Symbion Health Limited ("**Symbion Health**") shareholders will be held at The River Room, Level 1, Crown Towers, 8 Whiteman Street, Southbank, Victoria on Friday, 30 November 2007 at 10.30am (AEST).

To enable you to make an informed voting decision, further information on the following resolutions is set out in the Explanatory Memorandum of which this notice forms part. Capitalised terms referred to in this notice of meeting shall have the same meaning as defined in the Explanatory Memorandum accompanying this notice of meeting.

(a) Business of the meeting

Resolution 1 - Equal Reduction of Capital

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, subject to and conditional upon the completion of the Diagnostics Transaction, the reduction in the share capital of Symbion Health by the in specie distribution of the New Healthscope Shares issued and allotted to Symbion Health on completion of the Diagnostics Transaction which are not to be distributed pursuant to the Diagnostics Transaction Dividend, to each holder of ordinary shares in Symbion Health as at 7.00 pm on the Diagnostics Record Date, in proportion to the number of ordinary shares held by such holders on the Diagnostics Record Date, with fractional entitlements of 0.5 or more to be rounded up, and less than 0.5 to be rounded down, to the nearest whole number, be and is hereby approved as an equal reduction pursuant to Section 256C(1) of the Corporations Act 2001 (Cth)."

Resolution 2 - Overseas shareholders

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, subject to and conditional upon the approval of Resolution 1, Symbion Health:

(i) transfer to the Nominee the New Healthscope Shares which, pursuant to Resolution 1, Symbion Health would otherwise be required to distribute to holders of ordinary shares in Symbion Health who are Ineligible Overseas Shareholders as at 7.00 pm on the Diagnostics Record Date;

(ii) procure that as soon as reasonably practicable and in any event not more than 15 Business Days after the Diagnostics Completion Date:

(a) the Nominee:

A. sells on the financial market conducted by ASX all of the New Healthscope Shares so transferred to the Nominee in such manner, at such price and on such other terms as the Nominee determines in good faith; or

B. if the Nominee believes that the process referred to in paragraph A above is not appropriate in the circumstances, the Nominee undertakes such other sale process that the Nominee believes will maximize the price at which the New Healthscope Shares will be sold; and

(b) remits to Symbion Health the proceeds of sale (after deducting any applicable brokerage, stamp duty and other selling costs, taxes and charges); and

(iii) promptly after the last such sale of New Healthscope Shares by the Nominee, pay to each Ineligible Overseas Shareholder the proportion of the net proceeds of sale so received by Symbion Health to which that Ineligible Overseas Shareholder is entitled (being the number of Symbion Health shares held by that Ineligible Overseas Shareholder at the Diagnostics Record Date divided by the total number of Symbion Health Shares held by all Ineligible Overseas Shareholders as at the Diagnostics Record Date multiplied by the net proceeds of sale)."

(b) Entitlement to vote

In accordance with regulation 7.11.37 of the Corporations Regulations, Symbion Health has determined that the time for determining eligibility to vote at the Symbion Health Diagnostics General Meeting is 7.00 pm on Wednesday, 28 November 2007. Only those shareholders entered on the Symbion Health Share Register at that time will be entitled to vote at the Symbion Health Diagnostics General Meeting in person, by attorney, by proxy or, in the case of corporate shareholders, by corporate representative.

(c) Voting

How to vote

Voting will be by poll. Shareholders entitled to attend and vote at the Symbion Health Diagnostics General Meeting can vote in any of the following ways:

- by attending the Symbion Health Diagnostics General Meeting and voting in person or, in the case of corporate shareholders, by corporate representative; or
- by appointing an attorney to attend and vote on their behalf; or
- by appointing not more than two proxies to attend and vote on their behalf, using the proxy form accompanying the document of which this notice forms part.

Shareholders and their representatives who plan to attend the Symbion Health Diagnostics General Meeting are asked to arrive at the venue 60 minutes prior to the time designated for the Symbion Health Diagnostics General Meeting to commence in order to allow for registration for the meeting.

The shareholding of shareholders and their representatives attending the Symbion Health Diagnostics General Meeting will be checked against the Symbion Health Share Registry, their power of attorney or appointment as proxy or corporate representative (as the case may be) will be verified, if relevant, and their attendance noted.

(i) Voting in person

Shareholders that wish to vote at the Symbion Health Diagnostics General Meeting in person should attend the Symbion Health Diagnostics General Meeting and bring a copy of the white personalised proxy form accompanying the document of which this notice forms part.

(ii) Voting by proxy

A shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Two personalised proxy forms are included with the document of which this notice forms part. To appoint a proxy to attend and vote at the Symbion Health Diagnostics General Meeting, you should complete the white proxy form. Each proxy will have the right to vote on the poll and also to speak at the Symbion Health Diagnostics General Meeting.

The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed, and if the appointment does not specify the proportion or number of the shareholder's votes each proxy may exercise, each proxy may exercise half of the votes.

A proxy need not be a Symbion Health shareholder.

If a proxy is not directed how to vote on an item of business, the proxy may vote or abstain from voting, as that person thinks fit.

If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the shareholder's behalf on the poll, and the Symbion Health shares the subject of the proxy appointment will not be counted in computing the required majority.

Shareholders who return their proxy form(s) with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the chairman of the Symbion Health Diagnostics General Meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the chairman of the Symbion Health Diagnostics General Meeting, the company secretary of Symbion Health or any Symbion Health director which do not contain a direction will be used to support the resolution.

To be effective, completed proxy forms must be:

- sent to the Symbion Health Share Registry using the envelope included with this document; or
- posted to Link Market Services Limited, Locked Bag A14, Sydney South, NSW, 1235; or
- faxed to (02) 9287 0309 from within Australia or (612) 9287 0309 from overseas;
- sent to Symbion Health's registered office at Level 7, 5 Queens Road, Melbourne, Victoria 3004; or
- delivered by hand to Link Market Services Limited, Level 12, 680 George Street, Sydney, NSW 2000 Australia,

so that they are received by no later than 10.30 am on Wednesday, 28 November 2007 (or if the meeting is adjourned, at least 48 hours before the resumption of the meeting in relation to the resumed part of the meeting). Proxy forms received after this time will be invalid.

The proxy form must be signed by the shareholder or the shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by the Symbion Health Share Registry at either of the above addresses, by facsimile transmission or at Symbion Health's registered office by 10.30 am on Wednesday, 28 November 2007. If facsimile transmission is used, the power of attorney must be certified.

A proxy will be admitted to the Symbion Health Diagnostics General Meeting and given a voting card upon providing, at the point of entry to the Symbion Health Diagnostics General Meeting, written evidence of their name and address.

(iii) Voting by attorney

Powers of attorney must be received by the Symbion Health Share Registry, or at the Symbion Health registered office, by no later than 10.30 am on Wednesday, 28 November 2007 (or if the meeting is adjourned, at least 48 hours before the resumption of the meeting in relation to the resumed part of the meeting).

The lodgement of a power of attorney will not preclude a Symbion Health shareholder from attending in person and voting at the Symbion Health Diagnostics General Meeting if the shareholder is entitled to attend and vote.

An attorney will be admitted to the Symbion Health Diagnostics General Meeting and given a voting card upon providing at the point of entry to the Symbion Health Diagnostics General Meeting appropriate identification showing their name and address, and the identity of their appointer.

(iv) Voting by corporate representative

To vote at the Symbion Health Diagnostics General Meeting (other than by proxy or attorney), a corporation that is a shareholder must appoint a person to act as its representative. The appointment must comply with section 250D of the Corporations Act.

An authorised corporate representative will be admitted to the Symbion Health Diagnostics General Meeting and given a voting card upon providing at the point of entry to the Symbion Health Diagnostics General Meeting written evidence of their appointment including any authority under which it is signed, their name and address and the identity of their appointer.

By order of the Symbion Health Board



Timothy Paine
Company Secretary

26 October 2007

Annexure F

Notice of C&P Scheme Meeting

Notice of Court ordered meeting of holders of Symbion Health shares

Notice is hereby given that, by an order of the Supreme Court of Victoria ("**Court**") made on 26 October 2007 pursuant to section 411(1) of the Corporations Act, a meeting of Symbion Health Limited ("**Symbion Health**") shareholders will be held at The River Room, Level 1, Crown Towers, 8 Whiteman Street, Southbank, Victoria on Friday, 30 November 2007 at 12:30 pm (AEST) (or as soon thereafter as the Symbion Health Diagnostics General Meeting has been adjourned or concluded).

The Court has also directed that Mr Paul McClintock act as chairman of the meeting or failing him Mr James Hall, and has directed the chairman to report the result of the meeting to the Court.

To enable you to make an informed voting decision, further information on the C&P Scheme is set out in the document of which the notice convening the meeting forms part. Terms used in this notice have the same meaning as set out in the defined terms in section 9 of the document of which this notice forms part.

(a) Business of the meeting

To consider and, if thought fit, to pass the following resolution:

"That pursuant to, and in accordance with, section 411 of the Corporations Act, the scheme of arrangement proposed between Symbion Health and the holders of its ordinary shares as contained in and more particularly described in the document of which the notice convening this meeting forms part is approved (with or without modification as approved by the Supreme Court of Victoria)."

(b) Entitlement to vote

Pursuant to section 411 of the Corporations Act and all other enabling powers, the Court has determined that the time for determining eligibility to vote at the C&P Scheme Meeting is 7.00 pm on Wednesday, 28 November 2007. Only those shareholders entered on the Symbion Health Share Register at that time will be entitled to vote at the C&P Scheme Meeting in person, by attorney, by proxy or, in the case of corporate shareholders, by corporate representative.

(c) Required majority

In accordance with section 411(4)(a)(ii) of the Corporations Act, the resolution contained in this notice of scheme meeting must be passed by:

- a majority in number (that is, more than 50%) of Symbion Health shareholders who vote at the C&P Scheme Meeting (in person, by proxy, by attorney or, in the case of corporate shareholders, by corporate representative); and
- at least 75% of the votes cast on the resolution.

(d) Voting

How to vote

Voting will be by poll. Shareholders entitled to attend and vote at the C&P Scheme Meeting can vote in any of the following ways:

- by attending the C&P Scheme Meeting and voting in person or, in the case of corporate shareholders, by corporate representative; or
- by appointing an attorney to attend and vote on their behalf; or
- by appointing not more than 2 proxies to attend and vote on their behalf, using the proxy form accompanying the document of which this notice forms part.

Shareholders and their representatives who plan to attend the C&P Scheme Meeting are asked to arrive at the venue 60 minutes prior to the time designated for the C&P Scheme Meeting to commence in order to allow for registration for the meeting. The shareholding of shareholders and their representatives attending the C&P Scheme Meeting will be checked against the Symbion Health Share Registry, their power of attorney or appointment as proxy or corporate representative (as the case may be) will be verified, if relevant, and their attendance noted.

(i) Voting in person

Shareholders that wish to vote at the C&P Scheme Meeting in person should attend the C&P Scheme Meeting and bring a copy of the pink personalised proxy form accompanying the document to which this notice forms part.

(ii) Voting by proxy

A shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Two personalised proxy forms are included with the document of which this notice forms part. To appoint a proxy to attend and vote at the C&P Scheme Meeting should complete the pink proxy form. Each proxy will have the right to vote on the poll and also to speak at the C&P Scheme Meeting.

The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed, and if the appointment does not specify the proportion or number of the shareholder's votes each proxy may exercise, each proxy may exercise half of the votes.

A proxy need not be a Symbion Health shareholder.

If a proxy is not directed how to vote on an item of business, the proxy may vote or abstain from voting, as that person thinks fit.

If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the shareholder's behalf on the poll, and the Symbion Health shares the subject of the proxy appointment will not be counted in computing the required majority.

Shareholders who return their proxy form(s) with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the chairman of the C&P Scheme Meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the chairman of the C&P Scheme Meeting, the company secretary of Symbion Health or any Symbion Health director which do not contain a direction will be used to support the resolution to approve the C&P Scheme.

To be effective, completed proxy forms must be:

- sent to the Symbion Health Share Registry using the envelope included with this document; or
- posted to Link Market Services Limited, Locked Bag A14, Sydney South, NSW, 1235; or
- faxed to (02) 9287 0309 from within Australia or (612) 9287 0309 from overseas;
    - sent to Symbion Health's registered office at Level 7, 5 Queens Road, Melbourne, Victoria 3004; or
    - delivered by hand to Link Market Services Limited, Level 12, 680 George Street, Sydney, NSW 2000 Australia,

so that they are received by no later than 12.30 pm on Wednesday, 28 November 2007 (or if the meeting is adjourned, at least 48 hours before the resumption of the meeting in relation to the resumed part of the meeting). Proxy forms received after this time will be invalid.

The proxy forms must be signed by the shareholder or the shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by the Symbion Health Share Registry at either of the above addresses, by facsimile transmission or at Symbion Health's registered office by 12.30 pm on Wednesday, 28 November 2007. If facsimile transmission is used, the power of attorney must be certified.

A proxy will be admitted to the C&P Scheme Meeting and given a voting card upon providing, at the point of entry to the C&P Scheme Meeting, written evidence of their name and address.

(iii) Voting by attorney

Powers of attorney must be received by the Symbion Health Share Registry, or at the Symbion Health registered office, by no later than 12.30 pm on Wednesday, 28 November 2007 (or if the meeting is adjourned, at least 48 hours before the resumption of the meeting in relation to the resumed part of the meeting).

The lodgement of a power of attorney will not preclude a Symbion Health shareholder from attending in person and voting at the C&P Scheme Meeting if the shareholder is entitled to attend and vote.

An attorney will be admitted to the C&P Scheme Meeting and given a voting card upon providing at the point of entry to the C&P Scheme Meeting appropriate identification showing their name and address, and the identity of their appointer.

(iv) Voting by corporate representative

To vote at the C&P Scheme Meeting (other than by proxy or attorney), a corporation that is a shareholder must appoint a person to act as its representative. The appointment must comply with section 250D of the Corporations Act.

An authorised corporate representative will be admitted to the C&P Scheme Meeting and given a voting card upon providing at the point of entry to the C&P Scheme Meeting written evidence of their appointment including any authority under which it is signed, their name and address and the identity of their appointer.

(e) Court approval

In accordance with section 411(4)(b) of the Corporations Act, in order to become effective the C&P Scheme (with or without modification) must be approved by an order of the Court. If the resolution put to this meeting is passed by the requisite majority and the other conditions precedent to the C&P Scheme are satisfied, Symbion Health intends to apply to the Court on Thursday, 13 December 2007 for approval of the C&P Scheme.

By order of the Symbion Health Board



Timothy Paine
Company Secretary

26 October 2007

This page is left blank intentionally.

Annexure G

Notice of C&P General Meeting

Notice of general meeting of holders of Symbion Health shares

Notice is hereby given that a general meeting of Symbion Health Limited (**"Symbion Health"**) shareholders will be held at The River Room, Level 1, Crown Towers, 8 Whiteman Street, Southbank, Victoria on Friday, 30 November 2007 at 1:00pm (AEST) (or as soon thereafter as the C&P Scheme Meeting is adjourned or concluded).

To enable you to make an informed voting decision, further information on the following resolution is set out in the Explanatory Memorandum of which this notice forms part, including in particular, but not limited to, section 5.2 of the Explanatory Memorandum. Capitalised terms referred to in this notice of meeting shall have the same meaning as defined in the Explanatory Memorandum accompanying this notice of meeting.

(a) Business of the meeting

Resolution - Financial Assistance

To consider and, if thought fit, pass the following resolution as a special resolution:

"That:

(a) for the purposes of section 260A and 260B of the Corporations Act 2001(Cth) and for all other purposes, approval is given for the Financial Assistance to be provided by Symbion Health to Lantern for the purpose of, or in connection with, the acquisition of Symbion Health shares by Lantern under the C&P Scheme as described in the Explanatory Memorandum; and

(b) Symbion Health may enter into and give effect to the documents and take all such actions to implement the Financial Assistance as described in the Explanatory Memorandum."

Voting Exclusion:

Symbion Health will disregard any votes cast in favour of this resolution by:

- Lantern; or
- any associate of Lantern.

However, Symbion Health need not disregard a vote if:

- it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

(b) Entitlement to vote

In accordance with regulation 7.11.37 of the Corporations Regulations, Symbion Health has determined that the time for determining eligibility to vote at the C&P General Meeting is 7.00pm on Wednesday, 28 November 2007. Only those shareholders entered on the Symbion Health Share Register at that time will be entitled to vote at the C&P General Meeting in person, by attorney, by proxy or, in the case of corporate shareholders, by corporate representative.

(c) Voting

How to vote

Voting will be by poll. Shareholders entitled to attend and vote at the C&P General Meeting can vote in any of the following ways:

- by attending the C&P General Meeting and voting in person or, in the case of corporate shareholders, by corporate representative; or
- by appointing an attorney to attend and vote on their behalf; or
- by appointing not more than 2 proxies to attend and vote on their behalf, using the proxy form accompanying the document of which this notice forms part.

Shareholders and their representatives who plan to attend the C&P General Meeting are asked to arrive at the venue 60 minutes prior to the time designated for the C&P General Meeting to commence in order to allow for registration for the meeting. The shareholding of shareholders and their representatives attending the C&P General Meeting will be checked against the Symbion Health Share Registry, their power of attorney or appointment as proxy or corporate representative (as the case may be) will be verified, if relevant, and their attendance noted.

(i) Voting in person

Shareholders that wish to vote at the C&P General Meeting in person should attend the C&P General Meeting and bring a copy of the pink personalised proxy form accompanying the document of which this notice forms part.

(ii) Voting by proxy

A shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Two personalised proxy forms are included with the document of which this notice forms part. To appoint a proxy to attend and vote at the C&P General Meeting should complete the pink proxy form. Each proxy will have the right to vote on the poll and also to speak at the C&P General Meeting.

The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed, and if the appointment does not specify the proportion or number of the shareholder's votes each proxy may exercise, each proxy may exercise half of the votes.

A proxy need not be a Symbion Health shareholder.

If a proxy is not directed how to vote on an item of business, the proxy may vote or abstain from voting, as that person thinks fit.

If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the shareholder's behalf on the poll, and the Symbion Health shares the subject of the proxy appointment will not be counted in computing the required majority.

Shareholders who return their proxy form(s) with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the chairman of the C&P General Meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the chairman of the C&P General Meeting, the company secretary of Symbion Health or any Symbion Health director which do not contain a direction will be used to support the resolution.

To be effective, completed proxy forms must be:

- sent to the Symbion Health Share Registry using the envelope included with this document; or
- posted to Link Market Services Limited, Locked Bag A14, Sydney South, NSW, 1235; or
- faxed to (02) 9287 0309 from within Australia or (612) 9287 0309 from overseas;
- sent to Symbion Health's registered office at Level 7, 5 Queens Road, Melbourne, Victoria 3004; or
- delivered by hand to Link Market Services Limited, Level 12, 680 George Street, Sydney, NSW 2000 Australia,

so that they are received by no later than 1.00 pm on Wednesday, 28 November 2007 (or if the meeting is adjourned, at least 48 hours before the resumption of the meeting in relation to the resumed part of the meeting). Proxy forms received after this time will be invalid.

The proxy form must be signed by the shareholder or the shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by the Symbion Health Share Registry at either of the above addresses, by facsimile transmission or at Symbion Health's registered office by 1.00 pm on Wednesday, 28 November 2007. If facsimile transmission is used, the power of attorney must be certified.

A proxy will be admitted to the C&P General Meeting and given a voting card upon providing, at the point of entry to the C&P General Meeting, written evidence of their name and address.

(iii) Voting by attorney

Powers of attorney must be received by the Symbion Health Share Registry, or at the Symbion Health registered office, by no later than 1.00 pm on Wednesday, 28 November 2007. (or if the meeting is adjourned, at least 48 hours before the resumption of the meeting in relation to the resumed part of the meeting).

The lodgement of a power of attorney will not preclude a Symbion Health shareholder from attending in person and voting at the C&P General Meeting if the shareholder is entitled to attend and vote.

An attorney will be admitted to the C&P General Meeting and given a voting card upon providing at the point of entry to the C&P General Meeting appropriate identification showing their name and address, and the identity of their appointer.

(iv) Voting by corporate representative

To vote at the C&P General Meeting (other than by proxy or attorney), a corporation that is a shareholder must appoint a person to act as its representative. The appointment must comply with section 250D of the Corporations Act.

An authorised corporate representative will be admitted to the C&P General Meeting and given a voting card upon providing at the point of entry to the C&P General Meeting written evidence of their appointment including any authority under which it is signed, their name and address and the identity of their appointer.

By order of the Symbion Health Board



Timothy Paine
Company Secretary

26 October 2007

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Directory

Symbion Health Limited

Level 7, 5 Queens Road
Melbourne VIC 3004
AUSTRALIA

Independent Expert

Ernst & Young Transaction Advisory Services Limited
Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
AUSTRALIA

Symbion Health Share Registry

Link Market Services Limited
Level 12
680 George Street
Sydney NSW 2000
AUSTRALIA

Financial Adviser

UBS AG, Australia Branch
8 Exhibition Street
Melbourne VIC 3000
AUSTRALIA

Level 16
2 Chifley Square
Sydney NSW 2000
AUSTRALIA

Investigating Accountant

KPMG
147 Collins Street
Melbourne VIC 3000
AUSTRALIA

Symbion Health shareholder information line

1800 628 703 or (02) 8280 7513
(within Australia)

+61 2 8280 7513
(outside Australia)

Legal Adviser

Clayton Utz
Levels 19 - 34, 1 O'Connell Street
Sydney NSW 2000
AUSTRALIA

Auditor

KPMG
147 Collins Street
Melbourne VIC 3000
AUSTRALIA

symbion
Health



www.symbionhealth.com

Annex B



NOTICE OF EXTRAORDINARY GENERAL MEETING AND EXPLANATORY MEMORANDUM

In relation to the proposed acquisition by Healthscope Limited of the Diagnostics Businesses of Symbion Health Limited.

For a meeting to be held at the Alto Room, Langham Hotel, One Southgate Avenue, Southbank, Victoria at 9.00am on Friday, 30 November 2007.

This is an important document and requires your immediate attention. You should read this document in its entirety prior to deciding whether or not to vote in favour of the resolution to be considered at the Healthscope Extraordinary General Meeting. If you are in any doubt as to how to deal with this document, please consult your financial, legal, taxation or other professional adviser immediately.

HEALTHSCOPE LIMITED ABN 85 006 405 152

Contents



Chairman's Letter

Dear Healthscope shareholder,

On 8 October 2007, Healthscope announced that it had entered into a proposal (referred to in this document as the Revised Proposal) with Symbion Health under which Symbion Health would sell its pathology, diagnostic imaging and medical centres businesses (referred to in this document as the Diagnostics Businesses) to Healthscope in exchange for the issue of Healthscope shares.

The Revised Proposal was pursued after an earlier proposal (referred to in this document as the Original Scheme) to merge Healthscope and Symbion Health by scheme of arrangement was voted on by Symbion Health shareholders on 11 September 2007 and did not achieve the requisite majority required for approval under the Corporations Act. This was because Primary Health Care (a competitor of both Healthscope and Symbion Health) had acquired a voting interest in Symbion Health of approximately 20% prior to the meeting of Symbion Health shareholders and voted its shares against the proposal. Symbion Health shareholders other than Primary Health Care resoundingly supported the proposal, with 99.2% of the votes cast (other than those cast by Primary Health Care) being cast in favour of the proposal.

While the commercial outcome of the Revised Proposal is substantially the same as that under the Original Scheme (albeit at a lower purchase price to compensate for value leakage due to tax and other costs), the Revised Proposal involves a different structure to the Original Scheme. Under the Revised Proposal, Healthscope will acquire the Diagnostics Businesses directly from Symbion Health in exchange for the issue of Healthscope shares to Symbion Health, and Healthscope will also be required to refinance the debt of the entities acquired. Symbion Health will then immediately distribute to its shareholders the Healthscope shares it receives.

The structure of the proposed transaction will result in Symbion Health being issued with a number of Healthscope shares which it will immediately distribute to Symbion Health shareholders. For a short period prior to that distribution, Symbion Health's voting power in Healthscope would be between, approximately, 53% and 56% of Healthscope. Because of this, Healthscope shareholders are being asked to approve the issue of those shares to Symbion Health for the purposes of section 611 item 7 of the Corporations Act, and for the purposes of ASX Listing Rule 7.1. The proposal for Healthscope to acquire the Diagnostics Businesses under the Revised Proposal is conditional on (amongst other things) Healthscope shareholders approving the resolution to be considered at the Healthscope Extraordinary General Meeting.

The resolution requires the approval of a majority of votes of Healthscope shareholders cast at the Healthscope Extraordinary General Meeting. The Revised Proposal also requires approval of the Symbion Health shareholders in general meeting. Symbion Health will convene a general meeting of its shareholders to consider ordinary resolutions for this purpose.

Your directors unanimously recommend that you vote in favour of the resolution to be considered at the Extraordinary General Meeting. You will find enclosed with this explanatory memorandum an independent expert's report from Grant Samuel which concludes that the Diagnostics Transaction is fair and reasonable having regard to the interests of Healthscope shareholders.

The acquisition by Healthscope of Symbion Health's Diagnostics Businesses has a compelling strategic rationale: to create the leading healthcare services company in Australia. The Merged Group will have operations in hospitals, pathology, diagnostic imaging and medical centres and we expect the merger to deliver enhanced shareholder value to existing Healthscope shareholders.

The Merged Group will be an integrated healthcare company with a business mix weighted toward attractive sectors of the healthcare market. The Merged Group is expected to have a place in the ASX 100.

We expect the Merged Group to have the largest pathology network in Australia with leading brands in all Australian States, and established operations in New Zealand, Malaysia and Singapore. The integration of Healthscope's and Symbion Health's existing pathology infrastructure is expected to benefit customers through increased efficiency and improved quality of service.

We see further opportunities for growth through the creation of a true "healthcare network". We expect to be able to integrate the quality healthcare assets of the Diagnostics Businesses with Healthscope's existing hospital network. Healthscope acquired the Gribbles pathology business in December 2004 and has created substantial value in that business since acquisition. A larger network will provide better training and career opportunities for the Merged Group's staff, while enhancing the coverage we can provide to our customers.

Healthscope has a good track record of creating shareholder value and successfully executing acquisitions. Between January 2000 and the date of announcement of the Revised Proposal, Healthscope has delivered an annualised total shareholder return of approximately 43%, and now has a market capitalisation of approximately $1.3 billion. Over the same period, Healthscope has successfully completed 39 hospital acquisitions involving 15 transactions, 4 pathology acquisitions and 2 skin cancer clinic acquisitions, including several that were company-transforming in nature and scale.

Given this acquisition and integration experience, Healthscope is confident that it will extract the synergies required to deliver substantial value to its shareholders.

On behalf of the Healthscope Board, I encourage you to read this document in its entirety and to vote in favour of the resolution to be considered at the Extraordinary General Meeting.

I encourage you to vote by attending the shareholder meeting scheduled to be held on Friday, 30 November 2007 at 9.00 am or by completing the enclosed proxy form and returning it by the deadline indicated on the form.

Yours sincerely,



Kevin McCann

Chairman

Notice of Extraordinary General Meeting

Notice is hereby given that an Extraordinary General Meeting of shareholders of Healthscope Limited (***Healthscope***) will be held at the Alto Room, Langham Hotel, One Southgate Avenue, Southbank, Victoria at 9.00 am on Friday, 30 November 2007.

Capitalised terms used in this notice of meeting (including in the form of resolution) have the same meaning as set out in the glossary of defined terms in section 13 of the document of which this notice forms part.

Business of the meeting

Acquisition of Symbion Health's Diagnostics Businesses

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, for the purposes of ASX Listing Rule 7.1 and item 7 of section 611 of the Corporations Act and for all other purposes, approval is given for:

(a) Healthscope to allot and issue to Symbion Health, and for Symbion Health to acquire a Relevant Interest in, such number of fully paid ordinary shares in the capital of Healthscope as is determined in accordance with clause 8.1 of the Diagnostics Transaction Implementation Deed (the ***Consideration Shares****), in accordance with the Diagnostics Transaction Implementation Deed and the Diagnostics Sale and Purchase Agreement and in consideration for the acquisition by Healthscope of all of the shares in SH Holdings; and*

(b) the acquisition by Healthscope of a Relevant Interest in the Consideration Shares as a result of the terms of the Diagnostics Transaction Implementation Deed and the allotment and issue to Symbion Health of the Consideration Shares."

Voting exclusion statement

Healthscope will disregard any votes cast on this resolution by Symbion Health or any of its associates. However, Healthscope need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By order of the Board

Ingrid Player

Company Secretary

Melbourne, 26 October 2007

Voting at the Meeting

Healthscope has determined that, for the purposes of voting at the Extraordinary General Meeting, shares will be taken to be held by those persons recorded in Healthscope's register of members as at 7:00pm (Melbourne time) on Wednesday, 28 November 2007.

Voting by Proxy

1. Please note that:

   (a) a member of Healthscope entitled to attend and vote at the Extraordinary General Meeting has the right to appoint a proxy;

   (b) a proxy need not be a member of Healthscope; and

   (c) a member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

2. A form of proxy accompanies this Notice of Extraordinary General Meeting. For the appointment of a proxy to be effective, the following documents must be received by Healthscope at least 48 hours before the time for holding the meeting:

   (a) the proxy's appointment; and

   (b) if the appointment is signed by the appointor's attorney – the authority under which the appointment was signed or a certified copy of the authority.

3. If you appoint a body corporate as your proxy, that body corporate will need to ensure that it appoints an individual as its corporate representative to exercise its powers at meetings in accordance with section 250D of the Corporations Act and provides satisfactory evidence of the appointment of its corporate representative to Healthscope prior to commencement of the meeting.

4. Proxy forms may be lodged at Healthscope's registered office (Level 1, 407 Royal Parade, Parkville, Victoria 3052) or at the following addresses:

   Mail

   Link Market Services Limited
   Locked Bag A14
   Sydney South NSW 1235

   By Facsimile

   From Australia: (02) 9287 0309

   From Overseas: 61 2 9287 0309

   Deliveries

   Link Market Services Limited
   Level 12, 680 St George Street
   Sydney NSW 2000

5. If the Chairman of the meeting is appointed as your proxy without a direction as to how to vote, he will vote in support of all resolutions contemplated in this Notice of Extraordinary General Meeting.

1. Summary of the proposal and the Healthscope shareholder resolution

1.1 Overview of the Diagnostics Transaction and the Healthscope Resolution

Healthscope proposes to acquire the Diagnostics Businesses of Symbion Health and as consideration for that acquisition proposes to issue Healthscope Shares to Symbion Health. A description of the Diagnostics Transaction is set out in section 4. In broad terms, the Diagnostics Transaction involves:

(a) Healthscope acquiring all the shares in SH Holdings (the Subsidiary of Symbion Health which owns Symbion Health's Diagnostics Businesses) in consideration for the issue of Healthscope Shares to Symbion Health. Healthscope will also be required to refinance the debt of SH Holdings; and

(b) Symbion Health distributing those Healthscope Shares *in specie* to Symbion Health shareholders shortly after their issue by way of a capital reduction and dividend. This distribution by Symbion Health of the Healthscope Shares is referred to as the "Diagnostics Distribution".

Concurrently with the Diagnostics Transaction, Symbion Health is proposing the "C&P Scheme" to Symbion Health shareholders, under which Lantern (a company controlled by funds managed or advised by Ironbridge Capital and Archer Capital) would acquire all the shares in Symbion Health (which would then have sold the Diagnostics Businesses to Healthscope, and so would own only the C&P Businesses) by way of a scheme of arrangement under the Corporations Act.

The Diagnostics Transaction is not interdependent with the C&P Scheme. Accordingly, if the Diagnostics Transaction is approved by the Healthscope and Symbion Health shareholders (and the other conditions to its implementation are satisfied or waived), it will proceed regardless of the outcome of the C&P Scheme.

If the C&P Scheme is implemented, Lantern would restructure the ownership of the C&P Businesses and Healthscope would subsequently acquire Symbion Health from Lantern.

Accordingly, if both the Diagnostics Transaction and the C&P Scheme are implemented, Healthscope will own the Diagnostics Businesses and Lantern will own the C&P Businesses, as was contemplated under the Original Scheme.

If the Diagnostics Transaction is implemented, Healthscope will allot and issue to Symbion Health between approximately 266 million and 302 million Healthscope Shares, representing between approximately 53% and 56% of the Healthscope Shares then on issue. Symbion Health will then distribute these Healthscope Shares *in specie* to Symbion Health shareholders pursuant to the Diagnostics Distribution. The actual number of Healthscope Shares to be issued will be determined pursuant to the Diagnostics Transaction Implementation Deed entered into between Healthscope and Symbion Health in relation to the Diagnostics Transaction, and will depend on the Healthscope VWAP. This is further discussed in sections 4.4 and 12.2.

At the Healthscope Extraordinary General Meeting, Healthscope shareholders will be asked to approve a resolution (referred to in this document as the Healthscope Resolution) for the purposes of ASX Listing Rule 7.1 and item 7 of section 611 of the Corporations Act and for all other purposes so as to permit:

(a) the allotment and issue to Symbion Health of Healthscope Shares in accordance with the Diagnostics Transaction Implementation Deed in consideration for the acquisition by Healthscope of all of the shares in SH Holdings (the number of Healthscope Shares being between approximately 266 million and 302 million Healthscope Shares), and the acquisition by Symbion Health of a Relevant Interest in those Healthscope Shares (and therefore the increase in Symbion Health's voting power in Healthscope from zero to between approximately 53% to 56%, prior to those Healthscope Shares being distributed by Symbion Health to its shareholders pursuant to the Diagnostics Distribution and its voting power in Healthscope returning to zero); and

(b) the acquisition by Healthscope of a Relevant Interest in the Healthscope Shares to be issued to Symbion Health as referred to above (and therefore the increase in Healthscope's voting power in itself from zero to between approximately 53% to 56%, prior to those Healthscope Shares being distributed by Symbion Health to its shareholders pursuant to the Diagnostics Distribution and Healthscope's voting power in itself returning to zero), as a result of Symbion Health giving certain undertakings to Healthscope under the Diagnostics Transaction Implementation Deed in relation to the voting and disposal of the Healthscope Shares to be issued to Symbion Health.

The application of ASX Listing Rule 7.1 and the applicable provisions of the Corporations Act are discussed in more detail in section 12.1.

1.2 Overview of this document

This document contains the material information required by law to assist Healthscope shareholders in respect of how to vote on the resolution contained in the Notice of Extraordinary General Meeting. In particular, this document contains:

(a) a profile of the Diagnostics Businesses that Healthscope is proposing to acquire (refer section 8);

(b) a profile of Healthscope's current businesses, and a profile of the Merged Group following implementation of the Diagnostics Transaction (refer sections 7 and 9 respectively);

(c) information relating to the Relevant Interests of Symbion Health and Healthscope immediately following the issue of the Healthscope Shares to Symbion Health and prior to the Diagnostics Distribution, as well as certain other information prescribed by the Corporations Act, ASIC Policy Statement 74 "*Acquisitions Agreed to by Shareholders*" and the ASX Listing Rules (refer sections 12.2, 12.3 and 12.4); and

(d) a copy of the Independent Expert's Report prepared by Grant Samuel (refer Annexure A).

1.3 Healthscope Unanimous Board Recommendation

The directors of Healthscope unanimously recommend that Healthscope shareholders vote in favour of the Healthscope Resolution.

Each of the Healthscope directors intends to vote all of the Healthscope Shares they own or control in favour of the Healthscope Resolution.

The directors of Healthscope have commissioned an independent expert's report from Grant Samuel which appears at Annexure A to this document. The Grant Samuel report concludes that the issue of Healthscope Shares to Symbion Health in connection with the Diagnostics Transaction is fair and reasonable having regard to the interests of Healthscope shareholders.
You should read that report in full.

2. Key Dates

Scheduled Time and Date	Event
Friday 16 November 2007	Commencement of the period for calculation of the Healthscope VWAP
Wednesday 28 November 2007, 9.00am	Last time and date by which proxy forms and powers of attorney can be lodged for voting at the Healthscope Extraordinary General Meeting
Wednesday 28 November 2007, 7.00 pm	Time and date for determining eligibility to vote at the Healthscope Extraordinary General Meeting
Thursday 29 November 2007	End of the period for calculation of the Healthscope VWAP
Friday 30 November 2007, 9.00 am	Healthscope Extraordinary General Meeting to approve Diagnostics Transaction
Friday 30 November 2007, 10.30 am	Symbion Health meetings for approval of the Transactions, including the Diagnostics Transaction and the C&P Scheme
Friday 7 December 2007, 7.00 pm	Diagnostics Record Date
Wednesday 12 December 2007	Diagnostics Completion Date Despatch of transaction confirmation statements for the New Healthscope Shares
Thursday 13 December 2007	New Healthscope Shares commence trading on ASX on a normal settlement basis

As Symbion Health shares are scheduled to trade 'ex' the Capital Reduction and Diagnostics Transaction Dividend from Monday, 3 December 2007, and the New Healthscope Shares are scheduled to commence trading on a normal settlement basis from Thursday, 13 December 2007, Healthscope will apply to the ASX for approval for the New Healthscope Shares to trade on a conditional and deferred settlement basis during the period 3 to 12 December 2007. If the ASX approves that application on terms satisfactory to Healthscope and Symbion Health, Healthscope and Symbion Health will make announcements to the ASX to that effect (including the terms and conditions that would apply to any conditional market the ASX may provide). Any person who trades in New Healthscope Shares on any such conditional market would do so at their own risk, and Healthscope and Symbion Health disclaim all liability for any loss that any person may suffer as a result of any such trading.

This timetable is indicative only. The actual timetable will depend upon the time at which the conditions precedent to the Diagnostics Transaction Implementation Deed are satisfied, or (if applicable) waived, including the gazettal by the ATO of the required rulings in relation to the Diagnostics Transaction. Further details of the conditions precedent are set out in section 4.3(i) of this document. Healthscope has the right to vary any or all of these dates and times, subject to the approval of such variation by ASX, Symbion Health and Lantern, where required. Any variation to the timetable set out above will be announced to ASX and published on Healthscope's website (www.healthscope.com.au).

All references in this document to time relate to the time in Melbourne, Australia.

3. Important Notices

3.1 General

Healthscope shareholders should read and carefully consider this document in its entirety before making a decision as to how to vote on the Healthscope Resolution to be considered at the Healthscope Extraordinary General Meeting scheduled to be held on 30 November 2007.

3.2 Purpose of this document

The purpose of this document is to:

(a) explain the terms of the Diagnostics Transaction to Healthscope shareholders;

(b) explain the terms and effect of the Healthscope Resolution to Healthscope shareholders; and

(c) provide to Healthscope shareholders such information as is prescribed by the Corporations Act, ASIC policy and the ASX Listing Rules or as is otherwise, in the opinion of the Healthscope directors, material to the decision of Healthscope shareholders whether or not to approve the Healthscope Resolution.

3.3 Responsibility Statements

Certain information included in this document is information Certain information included in this document (referred to as the Symbion Health Information) is information that has been provided to Healthscope by Symbion Health and its directors. The Symbion Health Information has been prepared by Symbion Health and its directors and is the responsibility of Symbion Health. Healthscope and its directors, officers, employees and advisers do not assume any responsibility for the accuracy or completeness of the Symbion Health Information.

Grant Samuel has prepared the Independent Expert's Report set out in Annexure A, and takes responsibility for that report.

Deloitte Touche Tohmatsu has prepared the Investigating Accountant's Report set out in section 10, and takes responsibility for that report.

Except for the Symbion Health Information, the Investigating Accountant's Report and the Independent Expert's Report, the information contained in this document (the **Healthscope Information**) has been prepared by Healthscope and its directors and is the responsibility of Healthscope. Symbion Health and its directors, officers, employees and advisers do not assume any responsibility for the accuracy or completeness of the Healthscope Information.

3.4 ASIC and ASX

Neither ASIC nor ASX nor any of their respective officers takes any responsibility for the contents of this document.

3.5 Forward looking statements

Certain statements in this document relate to the future. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of Healthscope, the Diagnostics Businesses or the Merged Group to be materially different from future results, performance or achievements expressed or implied by such statements. Such risks, uncertainties, assumptions and other important factors include, among other things, general economic conditions, exchange rates, interest rates, the regulatory environment, competitive pressures, selling prices and market demand. The forward looking statements in this document reflect views held only at the date of this document.

Other than as required by law, neither Healthscope, Symbion Health nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur.

Subject to any continuing obligations under law or the Listing Rules, Healthscope, Symbion Health and their respective directors disclaim any obligation or undertaking to disseminate after the date of this document any updates or revisions to any forward looking statements to reflect any change in expectations in relation to those statements or any change in events, conditions or circumstances on which any such statement is based.

3.6 Estimates

Unless otherwise indicated, all references to estimates and derivations from the same in sections 7 and 9 of this document are references to estimates by Healthscope management and all references to estimates and derivations from the same in section 8 of this document are references to estimates by Symbion Health management. Management estimates are based on views at the date of this document, and actual facts or outcomes may be materially different from those estimates.

3.7 Effect of rounding

A number of figures, amounts, percentages, prices, estimates, calculations of value and fractions in this document (the **Figures**), are subject to the effect of rounding. Accordingly, the actual calculation of these Figures may differ from the Figures set out in this document.

3.8 Investment decisions

This document does not take into account the investment objectives, financial situation or particular needs of any particular shareholder or any other person. This document should not be relied upon as the sole basis for any investment decisions in relation to Healthscope Shares or any other securities, and independent financial and taxation advice should be sought before making any such investment decision.

3.9 Defined terms

Capitalised terms and certain abbreviations used in this document have the defined meanings set out in section 13 of this document.

All references to $, dollars and cents, are to Australian currency, unless otherwise specified.

3.10 Date of document

This document is dated 26 October 2007.

4. Summary of the Diagnostics Transaction

4.1 Background

On 11 September 2007, Symbion Health held a shareholder meeting to consider the proposed acquisition by Healthscope of all of the shares in Symbion Health by way of a scheme of arrangement under the Corporations Act (**Original Scheme**). If the Original Scheme had been implemented, Healthscope would have acquired all of the shares in Symbion Health, and Symbion Health's C&P Businesses would subsequently have been sold to a consortium comprising of companies controlled by funds managed or advised by Ironbridge Capital and Archer Capital, such that Healthscope would have retained Symbion Health's Diagnostics Businesses and its corporate functions.

Symbion Health did not receive adequate votes in favour of the Original Scheme for that scheme of arrangement to be approved. Primary Health Care had, between 2 July 2007 and 22 August 2007, acquired approximately 20% of the shares in Symbion Health and voted these shares against the Original Scheme. Although the Original Scheme received resounding support of virtually all (99.2%) of the votes cast (other than those cast by Primary Health Care), the Original Scheme was not approved by the requisite majority.

Following the Symbion Health shareholder meeting on 11 September 2007, Healthscope, the IAC Consortium and Symbion Health entered into a period of discussions and negotiations to assess whether an alternative transaction could be agreed which would substantially reflect the commercial outcome had the Original Scheme been approved and implemented. On 8 October 2007, Healthscope and Symbion Health announced a revised proposal. The revised proposal comprises two separate transactions:

- **The Diagnostics Transaction:** Under the Diagnostics Transaction:
  - Healthscope will acquire the Diagnostics Businesses of Symbion Health (through its acquisition of all of the shares in SH Holdings, a Subsidiary of Symbion Health), and other assets currently used by Symbion Health to provide corporate and shared services to both the Diagnostics Businesses and the C&P Businesses. In consideration for that acquisition, Healthscope would issue New Healthscope Shares to Symbion Health.
  - Symbion Health would distribute those New Healthscope Shares to Symbion Health shareholders in specie, immediately after their issue, by means of a capital reduction and dividend (the **Diagnostics Distribution**).[1]

  The Diagnostics Transaction is described in more detail below.
- **The C&P Scheme:** The acquisition by Lantern of all of the shares in Symbion Health (which would by then have sold the Diagnostics Businesses to Healthscope, and so would own only the C&P Businesses) by way of a scheme of arrangement under the Corporations Act.

The Diagnostics Transaction is not interdependent with the C&P Scheme. Accordingly, if the Diagnostics Transaction is approved by the Healthscope and Symbion Health shareholders (and the other conditions to its implementation are satisfied or waived), it will proceed regardless of the outcome of the C&P Scheme.

4.2 Overview of the Diagnostics Transaction

If the Diagnostics Transaction is implemented, Healthscope will issue New Healthscope Shares to Symbion Health in consideration for the transfer to Healthscope of all of the shares in SH Holdings, the Subsidiary of Symbion Health which owns the Diagnostics Businesses.

The aggregate number of New Healthscope Shares that would be issued will be between approximately 266 million and 302 million. Immediately after their issue, those New Healthscope Shares will represent between approximately 53% and 56% of all Healthscope Shares then on issue. See section 4.4 for further details about the determination of the number of New Healthscope Shares that would be issued.

Symbion Health will distribute the New Healthscope Shares that are issued to it to eligible Symbion Health shareholders by way of the Diagnostics Distribution.

Under the Diagnostics Transaction Implementation Deed, Healthscope may declare and pay an interim dividend (which may be fully franked) for the six months ended 31 December 2007 if the ex date and the record date for that dividend occurs after 28 February 2008. Symbion Health shareholders who receive New Healthscope Shares under the Diagnostics Distribution will be entitled to participate in any such dividend if they are registered as holders of New Healthscope Shares on the record date for that dividend, and whilst they remain holders of Healthscope Shares will otherwise be entitled to participate in any future dividends declared and paid by Healthscope.

1 Certain foreign Symbion Health shareholders will not receive New Healthscope Shares pursuant to the Diagnostics Distribution. Instead, the New Healthscope Shares attributable to those shareholders would be transferred to a nominee for sale (with the net sale proceeds being remitted by Symbion Health to those shareholders).

In order for the Diagnostics Transaction to be implemented, the Symbion Health Diagnostics Resolutions will need to be approved by the Symbion Health shareholders and the Healthscope shareholders will need to approve the Healthscope Resolution. In each case, the resolution being sought is an ordinary resolution (ie, a resolution requiring the approval of a majority of the votes cast on the resolution). The Diagnostics Transaction is also subject to various other conditions precedent being satisfied or waived in accordance with the Diagnostics Transaction Implementation Deed, including the receipt of certain ATO rulings. These conditions precedent are described in section 4.3(i) of this document and set out in full in clause 4.1 of the Diagnostics Transaction Implementation Deed (a copy of which is available on Healthscope's website (www.healthscope.com.au)).

Healthscope will also be required to refinance the debt of SH Holdings with effect from Diagnostics Completion. Based on pro-forma financial information for the year ended 30 June 2007, SH Holdings would have net debt of $914 million (assuming Diagnostics Completion occurred at 30 June 2007). Pro-forma financial information includes average net debt and average securitisation balances for the year ended 30 June 2007 (adjusted for the $0.05 per Symbion Health share 2007 final dividend paid on 28 September 2007). On this basis, the enterprise value attributed to the Diagnostics Businesses under the Diagnostics Transaction is between approximately $2,516 million and $2,646 million.

The actual net debt and enterprise value of the Diagnostics Businesses at Diagnostics Completion will depend on a number of factors including working capital balances at that time, operating and investing cashflows of the Diagnostics Businesses between 30 June 2007 and Diagnostics Completion, Symbion Health's cash transaction costs associated with the implementation of the Revised Proposal (which are currently estimated at $35.8 million), and the unallocated corporate expenses of Symbion Health incurred up until Diagnostics Completion.

If the C&P Scheme is implemented, Healthscope will also acquire all of the shares in Symbion Health after the C&P Businesses have been transferred to entities controlled by the IAC Consortium (see section 12.11).

Accordingly, upon completion of the Diagnostics Transaction, in addition to Healthscope's existing hospital and pathology businesses, the Merged Group would own Symbion Health's Diagnostics Businesses and most of Symbion Health's corporate functions. Healthscope will provide certain shared services to the C&P Businesses (or to Symbion Health if the C&P Scheme is not implemented) – see section 12.9 for further details in relation to the shared services arrangements.

The operating divisions before and after the Diagnostics Transaction is implemented are set out below.



Existing structure
Symbion Health
Healthscope
symbion Health
Healthscope
Pathology
Diagnostic Imaging
Medical Centres
Hospitals
Pathology
Structure after implementation
Former Symbion Health shareholders
Existing Healthscope shareholders
53-56%
44-47%
Healthscope
Pathology
Hospitals
Medical Centres
Diagnostic Imaging

4.3 Implementation of the Diagnostics Transaction

(a) Steps to implement

The key steps required in order to complete the Diagnostics Transaction are set out below.

(i) Healthscope shareholders will need to approve the Healthscope Resolution (by way of ordinary resolution) at the Healthscope Extraordinary General Meeting. The Healthscope Extraordinary General Meeting is scheduled to be held at 9.00 am on Friday, 30 November 2007.

(ii) Symbion Health shareholders will need to approve the Symbion Health Diagnostics Resolutions being proposed by Symbion Health (by way of ordinary resolution) at the Symbion Health Diagnostics General Meeting. The Symbion Health Diagnostics General Meeting is scheduled to be held at 10.30 am on Friday, 30 November 2007.

(iii) The Restructure Agreement is entered into by all the parties to it.

(iv) All other conditions precedent in clause 4.1 of the Diagnostics Transaction Implementation Deed are satisfied or waived (see section 4.3(i)).

(v) On the Diagnostics Completion Date, Symbion Health will then sell all the shares in SH Holdings to Healthscope in consideration for the issue by Healthscope of New Healthscope Shares to Symbion Health. This is scheduled to occur on Wednesday, 12 December 2007.

(vi) Symbion Health will then effect the Diagnostics Distribution. This is also scheduled to occur on Wednesday, 12 December 2007.

These steps are described in further detail below.

(b) Dates and timing

All dates referred to in this section 4.3 are indicative only.

The actual timetable will depend upon the time at which the conditions precedent to the Diagnostics Transaction are satisfied, or (if applicable) waived. Further details of the conditions precedent is set out in section 4.3(i) of this document.

The dates and times set out in this document are subject to possible variation. The approval of such variation by ASX or Symbion Health is required in certain cases.

Any changes to the dates referred to in this section will be announced through ASX.

(c) Healthscope Extraordinary General Meeting and Healthscope Resolution

Healthscope shareholders will be asked to vote on the Healthscope Resolution at the Healthscope Extraordinary General Meeting scheduled to be held at 9.00 am on Friday, 30 November 2007.

The Healthscope Resolution involves an ordinary resolution (ie, a resolution requiring the approval of a majority of the votes cast on the resolution in person or by proxy) of Healthscope shareholders to approve:

(i) the issue of the New Healthscope Shares for the purposes of Listing Rule 7.1, in accordance with the requirements of ASX and the Listing Rules; and

(ii) the acquisition of a Relevant Interest in Healthscope Shares by Symbion Health, and Healthscope, in relation to the Diagnostics Transaction, for the purposes of, and in accordance with, section 611, item 7 of the Corporations Act.

(d) Symbion Health Diagnostics General Meeting and Symbion Health Diagnostics Resolutions

Symbion Health shareholders will be asked to vote on the Symbion Health Diagnostics Resolutions at the Symbion Health Diagnostics General Meeting scheduled to be held at 10.30 am on Friday, 30 November 2007.

The Symbion Health Diagnostics Resolutions for which Symbion Health will seek approval are as follows:

(i) an ordinary resolution (ie, a resolution requiringthe approval of a majority of the votes cast on the resolution in person or by proxy) of Symbion Health shareholders approving the Capital Reduction for the purposes of section 256C(1) of the Corporations Act; and

(ii) an ordinary resolution (ie, a resolution requiring the approval of a majority of the votes cast on the resolution in person or by proxy) of Symbion Health shareholders approving the process by which the New Healthscope Shares otherwise attributable to Ineligible Overseas Shareholders will be sold and the net proceeds of sale distributed to Ineligible Overseas Shareholders; and

(iii) any other approvals required by law, the Listing Rules, ASIC or ASX of Symbion Health shareholders reasonably considered by Symbion Health as necessary in order to implement the Diagnostics Transaction.

Symbion Health is convening the Symbion Health Diagnostics General Meeting for the purpose of Symbion Health shareholders voting on these resolutions.

Pursuant to the Diagnostics Transaction Implementation Deed, Symbion Health has the right to adjourn, postpone or otherwise delay the Symbion Health Diagnostics General Meeting (or to hold the Symbion Health Diagnostics General Meeting, and adjourn that meeting once it has been opened) in the following circumstances on or following 5.00 pm on the day which is 5 Business Days before the date on which the Symbion Health Diagnostics General Meeting is scheduled to be held:

(i) any of the conditions precedent in clauses 4.1(b) ('Healthscope Resolution'), 4.1(c) ('Regulatory Approvals and Modifications'), 4.1(l) ('no restraints'), 4.1(m) ('ATO ruling'), 4.1(n) ('ATO private ruling'), 4.1(o) ('quotation of Healthscope Shares'), 4.1(p) ('Symbion Health Diagnostics Independent Expert's Report') or 4.1(s) ('Healthscope Diagnostics Independent Expert's Report'), of the Diagnostics Transaction Implementation Deed have not been satisfied or, where possible, waived in accordance with the terms of the Diagnostics Transaction Implementation Deed before the date on which the Symbion Health Diagnostics General Meeting has been scheduled to be held;

(ii) Healthscope has not obtained the confirmation in writing from the ACCC that it does not intend to oppose the Diagnostics Transaction (as described in section 4.3(j));

(iii) a Competing Proposal has been communicated to Symbion Health;

(iv) Healthscope is in breach of the Diagnostics Transaction Implementation Deed; or

(v) Healthscope has postponed, adjourned or otherwise delayed the Healthscope Extraordinary General Meeting.

Pursuant to the Diagnostics Transaction Implementation Deed, Symbion Health also has the right to adjourn, postpone or otherwise delay the Symbion Health Diagnostics General Meeting (or to hold the Symbion Health Diagnostics General Meeting and adjourn that meeting once it has been opened) on or following 7:00 pm on the day which is two Business Days before the date on which the Symbion Health Diagnostics General Meeting has been scheduled to be held, if the Symbion Health Board, acting reasonably, forms the view that the Healthscope VWAP is, or is likely to be, less than $5.30.

If the Healthscope VWAP is less than $5.30, Symbion Health may terminate the Diagnostics Transaction Implementation Deed, in which case the Diagnostics Transaction will not proceed. A break fee may also be payable by Healthscope in those circumstances. See section 12.6 for further details of the respective termination rights and break fee arrangements of Healthscope and Symbion Health under the Diagnostics Transaction Implementation Deed.

(e) **Restructuring**

In order to ensure that the relevant assets and employees of the Symbion Health Group are owned or employed by the companies which will carry on the Diagnostics Businesses, the Consumer Businesses and the Pharmacy Businesses after the Diagnostics Completion Date (to the extent that they are not already in an appropriate operating Subsidiary), Symbion Health and certain other Subsidiaries of Symbion Health must execute the Restructure Agreement to transfer the relevant assets and employees to effect this separation.

The execution of this Restructure Agreement by all of the parties to it (being Symbion Health and certain of its Subsidiaries) is a condition precedent to completion of the Diagnostics Transaction. The Diagnostics Transaction Implementation Deed obliges Symbion Health to procure the execution of the Restructure Agreement on the Business Day immediately following the Symbion Health Diagnostics General Meeting being held. This is scheduled to occur on Monday 3 December 2007.

Further information about the Restructure Agreement is contained in section 12.8 of this document.

(f) **Recapitalisation Steps**

Before the sale of the shares in SH Holdings (the Symbion Health Subsidiary that owns the Diagnostics Businesses) to Healthscope can occur, there is a requirement that SH Holdings repay all outstanding indebtedness to Symbion Health (**Inter-company Debt**).

Pursuant to the Recapitalisation Steps, Healthscope will provide a loan facility directly to SH Holdings of an amount that will enable SH Holdings to fully repay the Inter-company Debt so that the Diagnostics Transaction can proceed. Under that facility, Healthscope will issue the Promissory Note to SH Holdings, which SH Holdings will then assign to Symbion Health. On Diagnostics Completion, the conditions to draw down of the Promissory Note will be satisfied and Symbion Health would draw down the face value of the Promissory Note, resulting in full repayment of the Inter-company Debt by SH Holdings. Symbion Health will use some of the proceeds generated from the repayment of the Inter-company Debt to settle its external loan commitments with its lending syndicate, and will retain any excess funds.

(g) **Diagnostics Completion Date**

The Diagnostics Completion Date is scheduled to be the date which is 8 Business Days after the Symbion Health Diagnostics Resolutions and the Healthscope Resolution are approved by the requisite majorities of shareholders. This is scheduled to be Wednesday, 12 December 2007. On the Diagnostics Completion Date:

- the Diagnositcs Sale and Purchase Agreement will be executed (see section 12.7 for details of that agreement);
- Symbion Health will sell, and Healthscope will purchase, all the shares in SH Holdings on the terms and conditions of the Diagnostics Sale and Purchase Agreement;
- in consideration for the sale and purchase of those shares, Healthscope will issue the New Healthscope Shares to Symbion Health; and
- Symbion Health will implement the Diagnostics Distribution such that the New Healthscope Shares are distributed to Symbion Health shareholders (and the Nominee).

(h) **Distribution date for New Healthscope Shares/First date of trading in New Healthscope Shares**

The New Healthscope Shares are scheduled to commence trading on a normal settlement basis on ASX on the business day after Diagnostics Completion occurs. Such trading is scheduled to commence on Thursday, 13 December 2007.

The New Healthscope Shares are to be distributed to Symbion Health shareholders by way of the Diagnostics Distribution, which is scheduled to occur on Wednesday, 12 December 2007.

As Symbion Health shares are scheduled to trade 'ex' the Capital Reduction and Diagnostics Transaction Dividend from Monday, 3 December 2007, and the New Healthscope Shares are scheduled to commence trading on a normal settlement basis from Thursday, 13 December 2007, Healthscope will apply to the ASX for approval for the New Healthscope Shares to trade on a conditional and deferred settlement basis during the period 3 to 12 December 2007. If the ASX approves that application on terms satisfactory to Healthscope and Symbion Health, Healthscope and Symbion Health will make announcements to the ASX to that effect (including the terms and conditions that would apply to any conditional market the ASX may provide). Any person who trades in New Healthscope Shares on any such conditional market would do so at their own risk, and Healthscope and Symbion Health disclaim all liability for any loss that any person may suffer as a result of any such trading.

(i) **Key conditions precedent**

In addition to the satisfaction or waiver of certain customary conditions precedent relating to certain prescribed occurrences, representations and warranties, material adverse changes to the business of Symbion Health or Healthscope and restraints, the following key conditions precedent need to be satisfied or waived before the Diagnostics Transaction can be completed:

(i) Symbion Health and Healthscope shareholder approvals

In order to implement the Diagnostics Transaction, the Symbion Health shareholders must approve the Symbion Health Diagnostics Resolutions described in section 4.3(d) and the Healthscope shareholders must approve the Healthscope Resolution described in section 4.3(c).

These resolutions are to be considered at the Symbion Health Diagnostics General Meeting and the Healthscope Extraordinary General Meeting (respectively).

(ii) Recapitalisation Steps

Certain Recapitalisation Steps are required to be taken by Healthscope and Symbion Health by the day before completion of the Diagnostics Transaction. These steps are largely within the control of either Healthscope or Symbion Health and are described in section 4.3(f) above and in more detail in section 12.10.

(iii) Restructuring

In order to ensure that the relevant assets and employees of the Symbion Health Group are owned or employed by the companies which will carry on the Diagnostics Businesses, the Consumer Businesses and the Pharmacy Businesses after the Diagnostics Completion Date (to the extent that they are not already in an appropriate operating Subsidiary), Symbion Health and certain other Subsidiaries of Symbion Health must execute the Restructure Agreement to transfer the relevant assets and employees to effect this separation. The Restructure Agreement is described in section 4.3(e) above and in more detail in section 12.8.

(iv) Tax rulings

Symbion Health has lodged an application for a class ruling with the ATO. This ruling will confirm whether demerger relief will be available for Symbion Health shareholders and that the ATO will not seek to apply specific anti-avoidance rules to Symbion Health shareholders participating in the Diagnostics Transaction.

Symbion Health has also lodged an application for a private ruling with the ATO seeking confirmation that Symbion Health will be entitled to utilise scrip for scrip roll-over relief in respect of all of the capital proceeds received by Symbion Health on the transfer of shares in SH Holdings to Healthscope.

The completion of the Diagnostics Transaction is conditional on the ATO granting those rulings.

(v) S&P/ASX 200

The S&P/ASX 200 index must not be 15% or more below 6,251 (being its level as at the close of trading on 28 May 2007), at the close of trading on any 5 Trading Days during the Healthscope VWAP Period.

(vi) No CGT event L5 gain

Based on the financial and tax information available to Symbion Health as at 8.00 am on the date of the Symbion Health Diagnostics General Meeting, Symbion Health must provide a report to Healthscope confirming whether any capital gain will arise for Symbion Health pursuant to CGT event L5 under Australian tax law. That report must either show that no gain will arise, or that any gains that will arise will not exceed $1 million in aggregate. If that is not the case, the condition in relation to CGT event L5 will not be satisfied.

(j) ACCC approval

(i) Provisions in the Diagnostics Transaction Implementation Deed relating to ACCC approval of the Diagnostics Transaction

There is no condition precedent in the Diagnostics Transaction Implementation Deed in relation to the ACCC authorising or approving the Diagnostics Transaction. However, if the ACCC was to form the view that the Diagnostics Transaction was likely to lead to a substantial lessening of competition, the ACCC could take action in the Federal Court to prevent Healthscope from proceeding with the Diagnostics Transaction or could seek an undertaking from Healthscope that it will not proceed with the Diagnostics Transaction.

Under the Diagnostics Transaction Implementation Deed, Healthscope is required:

- to seek a variation of the Previous ACCC Undertaking that was given by Healthscope and accepted by the ACCC in connection with the Original Scheme, to enable Healthscope to acquire the Diagnostics Businesses under the Diagnostics Transaction; and
- if such a variation to the Previous ACCC Undertaking is not forthcoming from the ACCC, to seek informal clearance of the Diagnostics Transaction from the ACCC,

and inform Symbion Health about its efforts to do so. Healthscope must provide any necessary undertakings to the ACCC in order to obtain ACCC clearance, both in relation to the behaviour of the Merged Group and in relation to divesting certain businesses, or parts of businesses (unless those undertakings would have an ACCC Undertaking Effect, as described below).

If the financial impact of the undertakings necessary to obtain informal clearance from the ACCC would, or would be reasonably likely to, exceed a specified threshold, either Healthscope or Symbion Health may terminate the Diagnostics Transaction Implementation Deed. This threshold is referred to as an ACCC Undertaking Effect, and is described below. In addition, if Healthscope has not obtained written confirmation from the ACCC that it does not propose to oppose the Diagnostics Transaction by the date which is 5 Business Days before the Symbion Health Diagnostics General Meeting, Symbion Health may postpone the Symbion Health Diagnostics General Meeting.

Symbion Health may terminate the Diagnostics Transaction Implementation Deed if a variation to the Previous ACCC Undertaking has not been agreed to by the ACCC and Healthscope has not obtained written confirmation from the ACCC, prior to 11.59 pm on the Business Day before the Diagnostics Completion Date (which deadline is currently scheduled to be prior to 11.59 pm on 11 December 2007), that the ACCC does not propose to oppose the Diagnostics Transaction. Symbion Health would also have the right to terminate the Diagnostics Transaction Implementation Deed if the ACCC makes or gives notice that it intends to make an application for an injunction to prohibit, make illegal, materially restrict or prevent the completion of the Diagnostics Transaction. If the ACCC was to obtain a court injunction to prevent completion of the Diagnostics Transaction, the condition precedent to the Diagnostics Transaction relating to the absence of regulatory restraints would not be satisfied and the Diagnostics Transaction may not proceed.

A break fee is payable by Healthscope to Symbion Health in certain circumstances connected with the ACCC approval process. These circumstances are described in section 12.6(e) of this document.

An ***ACCC Undertaking Effect*** will be taken to occur if the amount determined by the following formula:

$(A \times 0.30) - (0.1575 \times A) + B$

is greater than $10 million, where:

A is the annual revenue of the Merged Group which is reasonably expected would be lost by the Merged Group as a result of the divestment of any businesses which are required to be divested pursuant to the undertakings requested by the ACCC; and

B is the amount by which the total annual synergy benefits which (as at the date of the Diagnostics Transaction Implementation Deed) were expected to be realised in the third year after the implementation of the Diagnostics Transaction (financial year 2010), would be reduced, or would be reasonably likely to be reduced as a result of the divestment of any businesses which are required to be divested pursuant to the undertakings requested by the ACCC.

(ii) **Status of ACCC approval**

On 15 August 2007, Healthscope gave and the ACCC accepted the Previous ACCC Undertaking in the context of the Original Scheme, under which Healthscope agreed to divest certain Symbion Health and Healthscope pathology assets involving revenues of approximately $34 million if the Original Scheme was implemented. These Symbion Health and Healthscope pathology assets are located in Benalla, Gippsland and Wangaratta in regional Victoria and Albury in southern New South Wales.

On 25 October 2007:

- Healthscope provided, and the ACCC accepted, the ACCC Undertaking, which incorporates certain amendments to the form of the Previous ACCC Undertaking to reflect the form of the Diagnostics Transaction, but is otherwise substantially the same as the Previous ACCC Undertaking. As was the case with the Previous ACCC Undertaking, the ACCC Undertaking does not have an ACCC Undertaking Effect. After acceptance of the ACCC Undertaking by the ACCC, the Previous ACCC Undertaking was withdrawn;
- Symbion Health provided, and the ACCC accepted, an undertaking to the ACCC not to (i) prevent or hinder compliance with the ACCC Undertaking by Healthscope in the period between the issue of the New Healthscope Shares and completion of the Diagnostics Transaction, or (ii) exercise any voting rights in respect of the New Healthscope Shares prior to the Diagnostics Distribution proceeding; and
- on the basis of the ACCC Undertaking, the ACCC confirmed to Healthscope that it did not intend to intervene in the Diagnostics Transaction.

(k) **Diagnostics Transaction Implementation Deed**

The Diagnostics Transaction Implementation Deed contains certain termination rights, exclusivity arrangements, break fee arrangements and other provisions which may impact on whether the Diagnostics Transaction is implemented. The Diagnostics Transaction Implementation Deed is summarised in section 12.6 of this document.

4.4 Number of New Healthscope Shares to be issued

The aggregate number of New Healthscope Shares that would be issued to Symbion Health in connection with the Diagnostics Transaction will be between approximately 266 million and 302 million. Immediately after their issue, those New Healthscope Shares will represent between approximately 53% and 56% of all Healthscope Shares then on issue.

The precise number of New Healthscope Shares to be issued to Symbion Health under the Diagnostics Transaction will be determined in accordance with the Diagnostics Transaction Implementation Deed, and will vary depending on the Healthscope VWAP (as determined over the Healthscope VWAP Period) and the number of Symbion Health shares on issue as at the Diagnostics Record Date.[2] The Healthscope VWAP and the Healthscope VWAP Period are described below.

Set out below is a table that shows the approximate number of New Healthscope Shares which would be issued in connection with the implementation of the Diagnostics Transaction for a range of Healthscope VWAPs, in each case based on the number of Symbion Health shares anticipated to be on issue as at the Diagnostics Record Date.[3]

Healthscope VWAP ($)	Approximate number of New Healthscope Shares issued (million)
$5.30	302
$5.40	296
$5.50	291
$5.60	285
$5.70	285
$5.80	285
$5.90	285
$6.00	285
$6.06	285
$6.10	283
$6.20	279
$6.30	274
$6.40	270
$6.50	266
$6.51	266
$6.60	266
$6.70	266

Healthscope VWAP and Healthscope VWAP Period

The Healthscope VWAP is a calculation that will be used in determining the precise number of Healthscope Shares that will, in aggregate, be issued by Healthscope as consideration under the Diagnostics Transaction. The Healthscope VWAP will be calculated by reference to the average of the daily volume weighted average prices of Healthscope Shares on ASX during the Healthscope VWAP Period.

The Healthscope VWAP Period is, in general terms, the 10 Trading Days immediately prior to, but not including, the day of the Symbion Health Diagnostics General Meeting in respect of the Diagnostics Transaction.

2 The precise number of New Healthscope Shares to be issued will also depend on the effects of rounding. See section 12.2(b) for further details

3 The number of Symbion Health shares anticipated to be on issue as at the Diagnostics Record Date comprises the Symbion Health shares on issue as at the date of this document plus Symbion Health shares that would be issued if all Symbion Health performance rights vest and new Symbion Health shares are issued to the holders of those performance rights before that date.

4.5 Trading prices of Healthscope Shares

Set out below are details of the prices at which Healthscope Shares traded prior to 11 September 2007, being the day on which the meeting to approve the Original Scheme took place:

- 10 Trading Days VWAP: $5.61
- 1 month VWAP: $5.42
- 3 month VWAP: $5.40

Set out below are details of the prices at which Healthscope Shares traded prior to 8 October 2007, being the last trading day prior to the announcement of the Diagnostics Transaction:

- 10 Trading Days VWAP: $5.76
- 1 month VWAP: $5.71
- 3 month VWAP: $5.49

Set out below are details of the prices at which Healthscope Shares traded prior to and including 24 October 2007:

- 10 Trading Days VWAP: $5.41
- 1 month VWAP: $5.54
- 3 month VWAP: $5.50

4.6 Risks

The Diagnostics Transaction, and an ongoing investment in Healthscope Shares, involve risks. Section 11 discusses some of the risks associated with the Diagnostics Transaction (as they relate to Healthscope) and with an investment in Healthscope and Healthscope Shares.

5. Frequently Asked Questions

5.1 What are Healthscope shareholders being asked to consider and approve?

In connection with the Diagnostics Transaction, Healthscope proposes to issue Healthscope Shares to Symbion Health, which Symbion Health is then to distribute to its shareholders pursuant to the Diagnostics Distribution. Healthscope shareholders are being asked to approve, for the purposes of ASX Listing Rule 7.1 and item 7 of section 611 of the Corporations Act and for all other purposes:

(a) The allotment and issue to Symbion Health of between approximately 266 million and 302 million Healthscope Shares in consideration for the acquisition by Healthscope of SH Holdings (a Subsidiary of Symbion Health which owns Symbion Health's Diagnostics Businesses). The actual number of Healthscope Shares to be issued will depend on the Healthscope VWAP, and will be determined in accordance with the Diagnostics Transaction Implementation Deed. See sections 4.4 and 12.2 for further information.

(b) The acquisition by Symbion Health of a Relevant Interest in the Healthscope Shares to be issued to Symbion Health as referred to above, and hence the increase in Symbion Health's voting power in Healthscope from zero to between approximately 53% to 56% for the short period prior to the Diagnostics Distribution. (Following the Diagnostics Distribution, Symbion Health will no longer have a Relevant Interest in the Healthscope Shares which were issued to it, and those Healthscope Shares will not be taken into account in determining Symbion Health's voting power in Healthscope. As such, Healthscope expects that Symbion Health's voting power in Healthscope following the Diagnostics Distribution will return to zero.)

(c) The acquisition by Healthscope of a Relevant Interest in the Healthscope Shares to be issued to Symbion Health as referred to above, and therefore the increase in Healthscope's voting power in itself from zero to between approximately 53% to 56% (for the short period prior to the Diagnostics Distribution), as a result of Symbion Health giving certain undertakings to Healthscope under the Diagnostics Transaction Implementation Deed in relation to the voting and disposal of the Healthscope Shares to be issued to Symbion Health. (Following the Diagnostics Distribution, as Symbion Health will no longer have a Relevant Interest in the Healthscope Shares which were issued to it, Healthscope will also no longer have a Relevant Interest in those shares and so Healthscope's voting power in itself is expected to return to zero.)

5.2 What is the Diagnostics Transaction?

The Diagnostics Transaction involves the acquisition by Healthscope of all the shares in SH Holdings, which is the Subsidiary of Symbion Health that owns the Diagnostics Businesses.

As consideration, Healthscope will provide to Symbion Health between approximately 266 million and 302 million Healthscope Shares, representing between approximately 53% and 56% of the Healthscope Shares then on issue. Symbion Health will then immediately distribute those shares to its shareholders, via the Diagnostics Distribution.

At the time of completion of that acquisition, Healthscope will be required to refinance all of SH Holdings' intercompany debt to Symbion Health. Based on pro-forma financial information for the year ended 30 June 2007, SH Holdings would have net debt of $914 million at Diagnostics Completion.[4]

Based on the above, the enterprise value attributed to the Diagnostics Businesses under the Diagnostics Transaction is between approximately $2,516 million and $2,646 million.

4 The actual net debt at Diagnostics Completion will depend on a number of factors including working capital balances at that time, cashflows of both the Diagnostics Businesses and C&P Businesses between 30 June 2007 and Diagnostics Completion, the transaction costs of Symbion Health associated with the implementation of the Revised Proposal, and the unallocated corporate expenses of Symbion Health incurred up until Diagnostics Completion.

5.3 What are the differences between this proposal and the previous one that was not approved by Symbion Health shareholders?	At the Symbion Health shareholder meeting to approve the Original Scheme, Symbion Health did not receive sufficient votes in favour of the Original Scheme for it to be approved. Between 2 July 2007 and 22 August 2007, Primary Health Care accumulated approximately 20% of the shares in Symbion Health and voted this shareholding against the Original Scheme. Although the Original Scheme received resounding support of virtually all (99.2%) of the Symbion Health votes cast (other than those cast by Primary Health Care), the Original Scheme was not approved by the requisite majority and so did not proceed. Since the Symbion Health shareholder meeting to approve the Original Scheme, Healthscope and Symbion Health have developed the Revised Proposal as an alternative structure that delivers substantially the same commercial outcome to Healthscope as the original proposal but where Symbion Health is seeking the approval of Symbion Health shareholders by ordinary resolution (as compared with the Original Scheme, which required approval by a special majority of Symbion Health shareholders present and voting on the Original Scheme). The Revised Proposal is also at a lower price than the Original Scheme, reflecting increased costs and charges associated with the Revised Proposal. A consequence of the alternative transaction structure is that Healthscope shareholders are required to approve the Healthscope Resolution in order for the Diagnostics Transaction to be implemented. It is for this purpose that the Healthscope Extraordinary General Meeting has been convened and this document has been given to Healthscope shareholders. On 26 October 2007, a wholly owned subsidiary of Primary Health Care commenced court proceedings to restrain the Diagnostics Transaction. See Question 5.7 for more details.
5.4 Why are Healthscope shareholders voting on the Revised Proposal?	The Original Scheme involved Healthscope acquiring all of the shares in Symbion Health under the terms of a scheme of arrangement between Symbion Health and its shareholders. Pursuant to the Original Scheme, Healthscope would have been obliged to issue to Symbion Health shareholders a number of Healthscope Shares, which number would have been determined in a similar manner to the number of Healthscope Shares to be issued to Symbion Health under the Diagnostics Transaction. However, under the Original Scheme, as the Healthscope Shares would have been issued directly to Symbion Health shareholders, rather than being issued to Symbion Health and then being distributed to Symbion Health shareholders as contemplated by the Diagnostics Transaction, no person would have acquired a Relevant Interest in more than 20% of the shares in Healthscope, so no Healthscope shareholder approval was required for the purpose of item 7 of section 611 of the Corporations Act. Further, while Healthscope would have issued more than 15% of its capital within a 12 month period under the Original Scheme, the ASX Listing Rules provide a specific exception from the need to obtain shareholder approval for the purpose of ASX Listing Rule 7.1 if the issue of shares is made pursuant to a scheme of arrangement under the Corporations Act (as was the case under the Original Scheme). As the Diagnostics Transaction does not involve a scheme of arrangement under the Corporations Act, and as immediately upon the issue of the Healthscope Shares to Symbion Health and prior to the Diagnostics Distribution both Healthscope and Symbion Health will have voting power in Healthscope in excess of 20%, it is necessary for Healthscope shareholders to approve the issue of Healthscope Shares to Symbion Health for the purposes of both item 7 of section 611 of the Corporations Act and ASX Listing Rule 7.1 for the Diagnostics Transaction to proceed.
5.5 What happens if Healthscope shareholders do not approve the Healthscope Resolution?	If Healthscope shareholders do not approve the Healthscope Resolution, the Diagnostics Transaction will not proceed. In these circumstances, Healthscope will continue with alternative strategies to grow its business and deliver maximum value to its shareholders and Symbion Health will continue to trade as a standalone entity.

5.6 What happens if Primary Health Care changes its mind and wants to support the Original Scheme?

Healthscope has agreed with Symbion Health and the IAC Consortium to seek to implement a transaction akin to the Original Scheme if Primary Health Care commits to supporting a transaction structured along the same lines as the Original Scheme in a timely manner. If Primary Health Care makes a public and legally binding commitment (in a form acceptable to Symbion Health, Healthscope and the IAC Consortium) to support such a transaction before 12 noon (Melbourne time) on the date which is 5 days after the date on which Symbion Health lodges with ASX the explanatory memorandum relating to the Symbion Health Diagnostics General Meeting (on the scheduled timetable, the relevant time would be before 12 noon on Wednesday, 31 October 2007), Symbion Health, Healthscope and the IAC Consortium must use best endeavours to negotiate and enter into documentation to implement a transaction of that kind, which would substantially replicate the Original Scheme.

5.7 What are the consequences if Primary Health Care votes against the Diagnostics Transaction at the Symbion Health Diagnostics General Meeting, or the Primary Health Care litigation is successful?

Primary Health Care announced on 22 October 2007 that it intends to vote its 20% shareholding in Symbion Health against both the Diagnostics Transaction and the C&P Scheme, absent a material change in circumstances or in the structure of the Transactions. If the Symbion Health Diagnostics Resolutions are not approved by the requisite majority of Symbion Health shareholders, the Diagnostics Transaction will not be implemented.

On 26 October 2007, a wholly owned subsidiary of Primary Health Care commenced proceedings in the Federal Court of Australia in which it alleges that the Capital Reduction required to distribute New Healthscope Shares to Symbion Health shareholders as part of the Diagnostics Transaction does not comply with the requirements of the Corporations Act and that certain provisions of the Diagnostics Transaction Implementation Deed relating to exclusivity and break fees are not binding on Symbion Health because those arrangements entered into by Symbion Health were authorised by the Symbion Health directors, it is alleged, in breach of their duties under the Corporations Act. Symbion Health has stated in the explanatory memorandum to its shareholders in connection with the Transactions that Symbion Health believes that the arrangements in respect of the Diagnostics Transaction comply with the requirements of the Corporations Act and the law, and that it will vigorously defend the proceedings. The Federal Court has ordered that a final hearing in these proceedings be held on 15 and 16 November 2007. Accordingly, it is anticipated that the outcome of these proceedings will be known prior to the Symbion Health Diagnostics General Meeting. If Primary Health Care were to be successful in the proceedings as they relate to the Capital Reduction, completion of the Diagnostics Transaction would not occur.

5.8 Following the Diagnostics Transaction, how will the ownership of Healthscope be split between existing Healthscope shareholders and Symbion Health shareholders?

Healthscope will issue between approximately 266 million and 302 million[5] Healthscope Shares to Symbion Health as consideration for the acquisition of SH Holdings. These Healthscope Shares will then be distributed by Symbion Health to Symbion Health shareholders.

Accordingly, following implementation of the Diagnostics Transaction, existing Healthscope shareholders will collectively own between approximately 44% and 47% of the Merged Group and Symbion Health shareholders will collectively own between approximately 53% and 56% of the Merged Group.[6]

5.9 When and where will the Healthscope Extraordinary General Meeting to approve the Healthscope Resolution be held?

Healthscope shareholders will be able to vote on the Healthscope Resolution in respect of the Diagnostics Transaction at the Healthscope Extraordinary General Meeting, scheduled to be held at the Alto Room, Langham Hotel, One Southgate Avenue, Southbank, Victoria at 9.00am on Friday, 30 November 2007.

5.10 Who is entitled to vote at the Healthscope Extraordinary General Meeting?

Healthscope shareholders who are registered on the Healthscope register of members as at 7.00 pm (Melbourne time) on Wednesday, 28 November 2007 may vote at the Healthscope Extraordinary General Meeting.

5 The number of Healthscope Shares will depend on the average of the daily volume weighted average prices for Healthscope Shares on ASX during the Healthscope VWAP Period. See section 12.2(b) for further details on the number of Healthscope Shares to be issued.

6 These percentages do not take into account the fact that certain foreign Symbion Health shareholders will not receive Healthscope Shares pursuant to the Diagnostics Distribution, and instead, the Healthscope Shares attributable to them would be transferred to a nominee for sale (with the net sale proceeds being remitted to those shareholders).

5.11 Is voting compulsory?	No, voting is not compulsory. However, each Healthscope shareholder's vote is important and all Healthscope shareholders are encouraged to vote. Healthscope shareholders who cannot attend the Healthscope Extraordinary General Meeting are encouraged to complete the enclosed proxy form and return it so that it is received no later than the time indicated on the proxy form.
5.12 What are the expected consequences for Healthscope if Symbion Health shareholders do not approve either the Diagnostics Transaction or the C&P Scheme?	If Symbion Health shareholders do not approve the Diagnostics Transaction, Healthscope will not acquire the Diagnostics Businesses and Healthscope will continue with alternative strategies to grow its business and deliver value to its shareholders. If Symbion Health shareholders approve the Diagnostics Transaction, but do not approve the C&P Scheme, the Diagnostics Transaction will be implemented (subject to the satisfaction of the other relevant conditions to implementation of the Diagnostics Transaction). Healthscope will also enter into certain contractual arrangements with Symbion Health to replicate the allocation of liabilities that would have occurred had the C&P Scheme been implemented and, pursuant to the arrangements between Healthscope and the IAC Consortium, the shares in Symbion Health been transferred to Healthscope (as described in section 12.11). In certain circumstances where the Diagnostics Transaction does not occur, Healthscope must pay Symbion Health a break fee. Further, in certain circumstances where the Diagnostics Transaction does not occur, Symbion Health must pay Healthscope a break fee. For further details of the break fees and the circumstances in which they may be payable, see sections 6.4(f), 12.6(d) and 12.6(e) of this document.
5.13 What are the key risks to Healthscope shareholders associated with the acquisition of the Diagnostics Businesses?	Healthscope anticipates a range of risks associated with the implementation of the Diagnostics Transaction and the ongoing ownership of Healthscope Shares, including risks relating to: › general economic or capital markets downturns; › the integration of Healthscope's existing businesses and the acquired Symbion Health businesses, and the realisation of synergies between the businesses; › the fact that the precise number of Healthscope Shares to be issued if the Diagnostics Transaction is implemented will not be known until shortly before the Symbion Health Diagnostics General Meeting; and › the operation of the businesses of the Merged Group after implementation of the Diagnostics Transaction. Further details of the anticipated risks associated with the Diagnostics Transaction and ownership of shares in the Merged Group are set out in section 11 of this document.
5.14 Who will manage the Merged Group?	Healthscope's Managing Director, Bruce Dixon, will be the Managing Director of the Merged Group. It is anticipated that certain members of Symbion Health's corporate and divisional management team will be invited to join the Merged Group's management team if the Diagnostics Transaction is successfully completed. The exact composition of the senior management team of the Merged Group will not be finalised until after approval of the Diagnostics Transaction.
5.15 Who will be on the board of Healthscope upon implementation of the Diagnostics Transaction?	Upon implementation of the Diagnostics Transaction, Healthscope's Chairman, Kevin McCann, will be the Merged Group's Chairman and Healthscope's existing directors will be the directors of the Merged Group. In addition, Healthscope intends to invite Mr James Hall (currently a director of Symbion Health) to join the board of Healthscope if both the Diagnostics Transaction and C&P Scheme are implemented. Mr Hall will consider whether to accept this invitation once the outcome of the C&P Scheme is known.

5.16 What dividends will the Merged Group pay?	While Healthscope usually pays two dividends each year, there is no guarantee that any dividends will be paid in respect of any period. Going forward, the Healthscope Board will continue to assess the level of dividend payments in light of the prevailing circumstances at the relevant times, including by reference to the level of profits that are available for distribution and the capital needs of the Merged Group.
5.17 What are the key steps necessary to implement the acquisition of Symbion Health's Diagnostics Businesses?	The key steps which must be completed in order to implement the Diagnostics Transaction are as follows: > Healthscope shareholders must approve the Healthscope Resolution at the Healthscope Extraordinary General Meeting scheduled to be held on Friday, 30 November 2007. > Symbion Health shareholders must approve the Symbion Health Diagnostics Resolutions at the Symbion Health Diagnostics General Meeting scheduled to be held on Friday, 30 November 2007. > Then, subject to all conditions precedent to the Diagnostics Transaction Implementation Deed having been satisfied or waived, the Diagnostics Transaction will complete on a date currently scheduled to be Wednesday, 12 December 2007, at which time Healthscope will acquire all the shares in SH Holdings in consideration for the issue of the Healthscope Shares; > On the same day Symbion Health will then make the Diagnostics Distribution. Section 4 of this document contains further details of the Diagnostics Transaction, including steps needed to implement the Diagnostics Transaction and the approvals required in order for the Diagnostics Transaction to proceed. The dates set out above are indicative only, and may change depending on a number of factors including the timing of the satisfaction or waiver of the conditions precedent to the Diagnostics Transaction.
5.18 When will the acquisition of Symbion Health's Diagnostics Businesses be effective?	If Healthscope shareholders approve the Healthscope Resolution and the Symbion Health shareholders approve the Diagnostics Transaction, and all other conditions precedent to the Diagnostics Transaction Implementation Deed are satisfied or waived, the Diagnostics Transaction will become legally effective on the Diagnostics Completion Date, which is currently scheduled to be Wednesday, 12 December 2007.
5.19 Is ACCC approval required?	There is no condition precedent in the Diagnostics Transaction Implementation Deed in relation to the ACCC authorising or approving the Diagnostics Transaction. However, if the ACCC was to form the view that the Diagnostics Transaction was likely to lead to a substantial lessening of competition, the ACCC could take action in the Federal Court to prevent Healthscope from proceeding with the Diagnostics Transaction or could seek an undertaking from Healthscope that it will not proceed with the Diagnostics Transaction. On 15 August 2007, Healthscope gave and the ACCC accepted the Previous ACCC Undertaking under which Healthscope had agreed to divest certain Symbion Health and Healthscope pathology assets involving revenues of approximately $34 million if the Original Scheme was implemented. These Symbion Health and Healthscope pathology assets are located in Benalla, Gippsland and Wangaratta in regional Victoria and Albury in southern New South Wales. Under the Diagnostics Transaction Implementation Deed, Healthscope is required to seek a variation of the Previous ACCC Undertaking to enable Healthscope to acquire the Diagnostics Businesses under the Diagnostics Transaction and inform Symbion Health about its efforts to do so.

5.19 Is ACCC approval required? (continued)	On 25 October 2007: › Healthscope provided, and the ACCC accepted, the ACCC Undertaking, which incorporates certain amendments to the form of the Previous ACCC Undertaking to reflect the form of the Diagnostics Transaction, but is otherwise substantially the same as the Previous ACCC Undertaking. As was the case with the Previous ACCC Undertaking, the ACCC Undertaking does not have an ACCC Undertaking Effect. After acceptance of the ACCC Undertaking by the ACCC, the Previous ACCC Undertaking was withdrawn; › Symbion Health provided, and the ACCC accepted, an undertaking to the ACCC not to (i) prevent or hinder compliance with the ACCC Undertaking by Healthscope in the period between the issue of the New Healthscope Shares and completion of the Diagnostics Transaction, or (ii) exercise any voting rights in respect of the New Healthscope Shares prior to the Diagnostics Distribution proceeding; and › on the basis of the ACCC Undertaking, the ACCC confirmed to Healthscope that it did not intend to intervene in the Diagnostics Transaction. Further details can be found in section 4.3(j).
5.20 When do the New Healthscope Shares to be issued by Healthscope start trading?	The New Healthscope Shares are scheduled to begin trading on a normal settlement basis on ASX on the Business Day after the Diagnostics Completion Date, and are therefore currently scheduled to begin normal trading on Thursday, 13 December 2007. As Symbion Health shares are scheduled to trade 'ex' the Capital Reduction and Diagnostics Transaction Dividend from Monday, 3 December 2007, and the New Healthscope Shares are scheduled to commence trading on a normal settlement basis from Thursday, 13 December 2007, Healthscope will apply to the ASX for approval for the New Healthscope Shares to trade on a conditional and deferred settlement basis during the period 3 to 12 December 2007. If the ASX approves that application on terms satisfactory to Healthscope and Symbion Health, Healthscope and Symbion Health will make announcements to the ASX to that effect (including the terms and conditions that would apply to any conditional market the ASX may provide). Any person who trades in New Healthscope Shares on any such conditional market would do so at their own risk, and Healthscope and Symbion Health disclaim all liability for any loss that any person may suffer as a result of any such trading.
5.21 What are the tax consequences of the Diagnostics Transaction for Healthscope shareholders?	There should be no adverse income tax consequences for existing Healthscope shareholders in relation to their Healthscope Shares as a result of the Diagnostics Transaction.
5.22 What ATO rulings are being sought by Healthscope in relation to the Diagnostics Transaction?	Healthscope is not seeking any rulings from the ATO in relation to the Diagnostics Transaction. However, Symbion Health is seeking a number of rulings from the ATO and the receipt of these rulings is a condition precedent to the implementation of the Diagnostics Transaction. Section 4.3(i)(iv) contains further details of the ATO rulings which Symbion Health has sought.
5.23 What proportion of the shares in Healthscope will be held by Primary Health Care (presently Symbion Health's single largest shareholder) following implementation of the Diagnostics Transaction?	On the assumption that Primary Health Care remains a holder of approximately 20% of the shares in Symbion Health at the Diagnostics Record Date, then following implementation of the Diagnostics Transaction, Primary Health Care would hold between approximately 10.5% and 11.1% of the shares in Healthscope.

6. Reasons to vote in favour and considerations against

6.1 Introduction

This section 6 identifies the key reasons to vote in favour of the Healthscope Resolution and hence the Diagnostics Transaction.

Healthscope shareholders should consider the following information carefully, together with the details of the risk factors that relate to the Diagnostics Transaction and the other information contained in this document. The risk factors specific to the Diagnostics Transaction and those that relate to the businesses of the Merged Group are described in section 11 of this document.

6.2 Reasons to vote in favour of the Diagnostics Transaction

This part of the document identifies the key reasons to vote in favour of the Healthscope Resolution and hence the Diagnostics Transaction.

(a) Future earnings per share attributable to Healthscope shareholders are expected to be enhanced

As a result of the Diagnostics Transaction, Healthscope shareholders who retain their Healthscope Shares are expected to benefit from an uplift in earnings per share (EPS) in the full year ending 30 June 2010 and thereafter.

This benefit is substantially dependent on the achievement of the synergies which Healthscope expects to achieve as a result of the Diagnostics Transaction, as described in paragraph (e) below and in section 9.2(e). The realisation and timing of those synergies are subject to certain risks which are described in section 11.

Estimates of future EPS impacts are based on a large number of assumptions about factors which are uncertain and may not eventuate in the manner or time expected. A discussion of the factors that will influence the ultimate EPS impact of the Diagnostics Transaction is set out in section 9.2(g).

(b) The Independent Expert (Grant Samuel) has concluded that the Diagnostics Transaction is fair and reasonable to Healthscope shareholders

Grant Samuel has concluded in its Independent Expert's Report that the Diagnostics Transaction is fair and reasonable having regard to the interests of Healthscope shareholders.

The Independent Expert's Report is reproduced in full in Annexure A to this document and Healthscope shareholders are encouraged to read it carefully in its entirety, including the advantages and disadvantages, assumptions, qualifications and disclaimers on which Grant Samuel's conclusions in relation to the Diagnostics Transaction are based.

(c) The Healthscope Board recommendation

The Healthscope directors believe that the Diagnostics Transaction is in the best interests of Healthscope shareholders and unanimously recommend that Healthscope shareholders vote in favour of the Healthscope Resolution and hence the Diagnostics Transaction.

Each of the Healthscope directors intends to vote *all* of the Healthscope Shares they own or control in favour of the Healthscope Resolution.

(d) The Merged Group will be a leading Australian healthcare services company

The Diagnostics Transaction will create a healthcare services company with leading businesses and established brands in all Australian states. The Merged Group is expected to have:

(i) the number 1 position in the Australian pathology industry, based on revenue; [7]

(ii) the number 2 position in the Australian private hospital industry, based on revenue;[8] and

(iii) leading positions in diagnostic imaging and medical centres.

The geographical and service diversity of the Merged Group immediately after the Diagnostics Transaction is implemented is illustrated on the map entitled "Australian domestic & international operations" set out in section 9.2(a).

(e) Transaction synergies

Healthscope expects to achieve total cost synergies of $77 million per annum in connection with the Diagnostics Transaction:

7 Based on the pro-forma Merged Group financial information set out in section 9.2(h) (and the assumptions and qualifications underlying that pro-forma Merged Group financial information).

8 Based on the pro-forma Merged Group financial information set out in section 9.2(h) (and the assumptions and qualifications underlying that pro-forma Merged Group financial information, including the assumptions relating to the incorporation of synergies).

- approximately $60.1 million of the cost synergies are expected to come from pathology, including the consolidation of laboratories, savings in the procurement of consumables, the closure of overlapping collection centres within the network and rationalisation of duplicated pathology corporate functions and pathology IT; and
- the remaining $16.9 million of cost synergies are expected to come from corporate synergies predominantly relating to the rationalisation of corporate functions, the saving of costs previously incurred by Symbion Health as a result of being a publicly listed company and information technology savings.

Healthscope currently expects approximately 7% of the cost synergies to be achieved in financial year 2008, approximately 77% in financial year 2009 and 100% in financial year 2010.

This amount is $2.0 million lower than the cost synergies estimated under the Original Scheme as a result of the divestment of assets as required by the ACCC Undertaking.

Healthscope has estimated the one-off cost of achieving the identified cost synergies to be approximately $51 million. This amount comprises approximately $34 million in operating expenditure, and up to $17 million in capital expenditure. The bulk of these one-off costs will be incurred in 2008 and 2009 financial years.

See section 9.2(e) for further information regarding the cost synergies.

There are a number of risks associated with realising the cost synergies expected to be achieved by Healthscope. These risks are discussed in detail in section 11 of this document.

Healthscope has also identified the potential for revenue synergies, which are also discussed in section 9.2(e) of this document.

6.3 Potential factors that may lead Healthscope shareholders to vote against the Diagnostics Transaction

Although the Healthscope Board unanimously recommends that Healthscope shareholders vote in favour of the Healthscope Resolution and hence the Diagnostics Transaction, and the independent expert engaged by Healthscope (Grant Samuel) has concluded in its Independent Expert's Report that the Diagnostics Transaction is fair and reasonable having regard to the interests of Healthscope shareholders, factors which may lead Healthscope shareholders to vote against the Healthscope Resolution and hence the Diagnostics Transaction are set out below.

(a) **Maintain investment profile**

Healthscope shareholders may wish to maintain Healthscope in its current form and with its current business mix because they are seeking an investment in a publicly listed company with the current specific characteristics of Healthscope such as industry, operational profile, capital structure, size and geography.

Whilst Healthscope is exposed to the same industries as the Diagnostics Businesses (other than diagnostic imaging), the Merged Group's operational profile, capital structure, size and geography if the Diagnostics Transaction is implemented will be different to that of Healthscope in its current form.

(b) **Risk factors**

There are a number of risk factors which relate to the implementation of the Diagnostics Transaction and the holding of shares in the Merged Group. Details of these risks are set out in section 11 of this document.

Healthscope shareholders should read that section in full.

(c) **Terms of the transaction**

Healthscope shareholders may consider some or all of the terms of the transaction to be unacceptable, including the number of Healthscope Shares to be issued (and hence, the overall price which Healthscope is proposing to pay), the quantum of the existing debt of the Diagnostics Businesses which Healthscope will be required to refinance, and the impact of the Diagnostics Transaction on Healthscope's earnings per share.

Also, due to the number of Healthscope Shares to be issued being greater than the number of existing Healthscope Shares on issue, Healthscope shareholders may have concerns about the potential impact of the Diagnostics Transaction on the pro forma ownership of Healthscope by individual Symbion Health shareholders (who may also be existing Healthscope shareholders) and the potential consequences of this for control and ownership of Healthscope. For example, as noted in section 12.2, Primary Health Care would hold between approximately 10.5% and 11.1% of the shares in Healthscope immediately following implementation of the Diagnostics Transaction (on the assumption that its shareholding in Symbion

Health does not change, and that it does not acquire any Healthscope Shares, during the intervening period).

The Healthscope Board has taken into account the terms of the Diagnostics Transaction and their anticipated impact on the above factors in considering their recommendation to Healthscope shareholders.

6.4 Other relevant considerations

(a) **Board and management**

Upon implementation of the Diagnostics Transaction, Healthscope's Chairman, Kevin McCann, will be the Merged Group's Chairman and Healthscope's existing directors will be directors of the Merged Group.

In addition, Healthscope intends to invite Mr James Hall (currently a director of Symbion Health) to join the board of Healthscope if both the Diagnostics Transaction and C&P Scheme are implemented. Mr Hall will consider whether to accept this invitation once the outcome of the C&P Scheme is known.

Healthscope's Managing Director, Bruce Dixon, will be the Managing Director of the Merged Group. It is anticipated that certain members of Symbion Health's corporate and divisional management team will be invited to join the Merged Group's management team.

The exact composition of the senior management team of the Merged Group will not be finalised until after completion of the Diagnostics Transaction and the outcome of the C&P Scheme is known.

(b) **Transaction and other costs in relation to the Diagnostics Transaction**

Transaction and other costs incurred (or which are expected to be incurred) by Healthscope in relation to the implementation of the Diagnostics Transaction (including costs associated with the Original Scheme) are currently estimated at approximately $35 million.

In addition, if the Diagnostics Transaction is implemented, Healthscope will effectively assume 70% of certain transaction costs of Symbion Health in relation to the implementation of the Diagnostics Transaction. The total transaction costs to be incurred by Symbion Health are currently estimated at approximately $36 million.

(c) **Likely implications for Healthscope if the Diagnostics Transaction is not implemented**

If the Diagnostics Transaction is not implemented, Healthscope will continue to operate its current businesses and management would continue to build on the positive momentum that has been created in the businesses over recent years.

Healthscope would be liable to pay certain transaction and other costs associated with the Diagnostics Transaction that have already been incurred or are already committed. In certain circumstances, Healthscope may also be liable to pay a break fee to Symbion Health and reimburse the IAC Consortium for costs. In certain other circumstances, Symbion Health may be liable to pay a break fee to Healthscope. For further details of break fees and the circumstances in which they may be payable see sections 12.6(d) and 12.6(e) of this document.

If the Diagnostics Transaction does not complete for any reason, costs in connection with the Diagnostics Transaction estimated to be approximately $12 million will be incurred by Healthscope and expensed in the year ending 30 June 2008.

(d) **Conditionality of the Diagnostics Transaction**

The implementation of the Diagnostics Transaction is subject to a number of conditions precedent which have yet to be satisfied at the date of this document, including the following:

- the Symbion Health Diagnostics Resolutions and the Healthscope Resolution being approved by Symbion Health and Healthscope shareholders (respectively);
- satisfactory ATO rulings being received by Symbion Health;
- no Symbion Health or Healthscope prescribed occurrence occurring, no Symbion Health or Healthscope material adverse change occurring, and the warranties given by each of Symbion Health and Healthscope in the Diagnostics Transaction Implementation Deed and by members of the Symbion Health Group in the Diagnostics Sale and Purchase Agreement being true and correct in accordance with their terms;
- there being no Court or regulatory order which prohibits or materially restricts completion of the Diagnostics Transaction;

- the Healthscope Shares proposed to be issued by Healthscope in connection with the Diagnostics Transaction being approved for quotation on ASX;
- the Symbion Health Independent Expert and any independent expert engaged by Healthscope (such as Grant Samuel, who has been engaged by Healthscope in connection with this document) do not change or withdraw their respective conclusions that, in their opinion, the Diagnostics Transaction is fair and reasonable to Symbion Health shareholders and Healthscope shareholders respectively;
- the S&P/ASX 200 index does not fall below a specified threshold on any 5 Trading Days during the Healthscope VWAP Period;
- execution of the Restructure Agreement in respect of the restructure of the Diagnostics Businesses and the C&P Businesses (as described in section 12.8 of this document);
- completion of certain Recapitalisation Steps (as described in section 12.10 of this document);
- confirmation that no material capital gain will arise for Symbion Health under 'CGT event L5', as a result of the Diagnostics Transaction (as described in section 4.3(i)(vi) of this document); and
- Symbion Health and Healthscope being satisfied that the distribution of the Healthscope Shares does not require a prospectus or other disclosure document under foreign law.

These conditions precedent are summarised in section 4.3(i) of this document.

(e) **Exclusivity**

Healthscope and Symbion Health have agreed in the Diagnostics Transaction Implementation Deed that they will comply with certain restrictions in relation to soliciting alternative proposals or competing transactions from third parties, and responding to approaches by third parties or allowing them to conduct due diligence in relation to Healthscope and Symbion Health respectively.

Further details about these arrangements are set out in sections 12.6(b) and 12.6(c) of this document.

(f) **Break fees**

Under the Diagnostics Transaction Implementation Deed, Healthscope has agreed to pay Symbion Health a break fee of $19.575 million (plus GST if applicable) in certain circumstances, and Symbion Health has agreed to pay Healthscope a break fee of $19.575 million (plus GST if applicable) in certain circumstances. In addition, Healthscope has agreed to pay Symbion Health a reduced break fee of $10 million (plus GST if applicable) in certain other circumstances.

Further details about these arrangements are set out in sections 12.6(d) and 12.6(e) of this document.

7. Profile of Healthscope

7.1 Profile of Healthscope's business

(a) Overview of Healthscope

Healthscope was formed in 1985, listed on the ASX in 1994 and has since become one of Australia's leading private healthcare companies. The Healthscope Group is a provider of hospital and related health services, including pathology services, to both the public and private sectors.

The Healthscope Group currently operates across two divisions:

- Hospitals – acute medical/surgical, psychiatric and rehabilitation; and
- Diagnostics – involving pathology businesses with operations in Australia, New Zealand, Malaysia and Singapore.

(b) Healthscope's strategy

Healthscope's objective is to provide competitive returns for its shareholders by:

- optimising its core business through high quality operations and organic growth; and
- continuing to seek growth opportunities through acquisitions that meet strict investment and strategic criteria.

Recent successful acquisitions by Healthscope include the takeover of the Gribbles pathology group in December 2004, the takeover of Nova Health in May 2005 and the acquisition of 14 ex-Affinity hospitals[9] in November 2005. These acquisitions have been complemented by a number of smaller acquisitions of both hospital and pathology operations.

The revenue and EBITDA growth of the Healthscope Group in each financial year from 2000 to 2007 is shown below, and has been driven by these acquisitions and the successful integration of the acquired businesses.

Healthscope Revenue Growth ($m)


Revenue
Revenue Growth
CAGR = 42.5%
1,117
541
364
245
179
2000
2001
2002
2003
2004
2005
2006
2007

Healthscope EBITDA Growth ($m)


EBITDA
EBITDA Growth
CAGR = 46.9%
183
145
70
37
27
21
15
2000
2001
2002
2003
2004
2005
2006
2007

Note: The information in these charts represents past performance and is not an indication of future performance. The information relating to the 2006 and 2007 financial years was prepared under Australian equivalents to International Financial Reporting Standards (AIFRS). The information relating to the financial years from 2000 to 2005 was prepared under Australian GAAP.

Healthscope continues to seek and evaluate brownfield expansions, greenfield opportunities and acquisition opportunities on an ongoing basis, including possible acquisitions of medical centres which would complement the Symbion Health medical centres business that would be acquired by Healthscope under the Diagnostics Transaction.

9 The hospitals referred to as the ex-Affinity hospitals comprise certain hospitals that were sold by Affinity Health Limited to Ramsay Health Care Limited, and which Healthscope subsequently purchased from Ramsay Health Care Limited.

(c) Health industry overview

Healthscope operates in the health industry, which is built on the foundation of diverse and complex human relationships. Healthscope has long recognised the importance of managing relationships with all key stakeholders at every level of the organisation.

This focus has seen Healthscope benefit through mutually beneficial relationships with the following groups:

- patients;
- medical practitioners;
- staff;
- funding bodies;
- public hospitals (particularly in relation to the co-located facilities); and
- state and federal governments.

Healthscope's core competencies include managing the inputs and relationships that contribute to a successful episode of patient care whether it be surgical/medical, psychiatric, rehabilitation or pathology.

Typically, inputs to a patient episode may comprise:

- surgical procedures in theatres;
- cardiac catheter laboratory procedures and diagnostic interventions;
- delivery, pre and post natal care within maternity suites;
- bed accommodation (wards, intensive care units, cardiac care units, high dependency);
- hydrotherapy (pool);
- nursing care;
- radiology;
- pathology;
- medical staff;
- pharmacy;
- allied health staff; and
- other support services.

Services can be provided in hospitals, medical centres, licensed pathology collection centres, the home environment (domiciliary care, hospital-in-the-home, outreach program), on an outpatient basis, in accident and emergency departments, and in community programs.

Healthscope's role is to co-ordinate and provide access to the inputs to ensure that patients receive timely provision of services. Some of these inputs are directly provided by the Healthscope Group, while others are outsourced. Healthscope considers that its managers are skilled in developing strong and enduring relationships with medical practitioners, which assists revenue generation. They manage costs efficiently and maintain high quality standards.

(d) Business overview of the Healthscope Group

The private healthcare sector plays a significant role in the provision of hospital services in Australia, with approximately 39% of all patient separations[10] treated in private hospitals.

In Australia, there are approximately 284 private hospitals, 252 private freestanding day facilities and 755 public hospitals (these figures include medical/surgical (acute), psychiatric and free standing day hospital facilities). [11]

Figure 1: Private hospital market share based on number of beds [12]


Other
30%
Ramsay
26%
Health E
3%
Uniting Health Care
4%
Calvary
6%
St Vincents
6%
St John of God
7%
Healthscope
18%

10 A separation is the administrative process by which a hospital records the cessation of treatment and/or care and/or accommodation of a patient.

11 Australian Institute of Health and Welfare – Australian hospital statistics 2005 - 06.

12 The chart in Figure 1 is based on information sourced from the Australian Private Hospital Association and Healthscope management estimates.

Private hospital revenue is predominantly derived from private patients utilising their private health insurance, Medicare and private patient out of pocket payments. Other larger health payers in the sector are The Department of Veterans' Affairs, third party insurers such as the various State traffic accident commissions and workers' compensation schemes throughout Australia.

Approximately 43%[13] of the Australian population held private hospital insurance cover as at 30 June 2007.

The Healthscope Group is the owner or manager of 46 private hospitals[14] across all Australian States, the Australian Capital Territory and the Northern Territory, with approximately 4,028 available overnight private hospital beds.[15]

Healthscope's hospitals division comprises three sub-divisions: medical/surgical (acute), psychiatric, and rehabilitation and extended care.

Figure 2: Distribution of Healthscope Group financial year 2007 actual hospital revenue

Healthscope revenue by hospital type


Other
1%
Rehabilitation
7%
Psychiatric
7%
Acute
85%

Healthscope hospital revenue by State


NT
2%
TAS
5%
VIC
34%
WA
7%
SA
10%
QLD
15%
NSW & ACT
27%

13 Private Health Insurance Administration Council June 2007 Quarter data.

14 One facility is a licensed Supported Residential Service – providing community and extended care.

15 All bed numbers referred to in this section 7.1 are references to available overnight beds. Day beds/chairs are excluded (unless otherwise stated). The bed numbers are as at 8 October 2007.

Medical/Surgical

This sub-division is now the largest in the Healthscope hospitals division, comprising 32 hospitals with approximately 3,252 available overnight beds.[16] It includes three Adelaide Community Healthcare Alliance (ACHA) hospitals which are managed under service contracts.

The Healthscope Group's medical/surgical hospitals service a wide geographic area, as is indicated by the following sample:

Hospital	Geographic Area	Number of Available Overnight Beds
Allamanda Private Hospital	Gold Coast	252
Ashford Private Hospital	Adelaide	237
Knox Private Hospital	Melbourne	196
Mount Hospital	Perth	185
Prince of Wales Hospital	Sydney	167
Newcastle Private Hospital	Newcastle	162
Brisbane Private Hospital	Brisbane	155
Hobart Private Hospital	Hobart	141
Flinders Private Hospital	Adelaide	130
Melbourne Private Hospital	Melbourne	110
National Capital Private Hospital	Canberra	82
Darwin Private Hospital	Darwin	87
Geelong Private Hospital	Geelong	75

The medical/surgical hospitals owned or managed by the Healthscope Group provide medical, obstetric and/or surgical services for admitted patients. Specifically, they offer a wide and varied range of services which, depending on the hospital, may include intensive care, day surgery, maternity, cardiac surgery, neurosurgery, ophthalmology, orthopaedic surgery, general surgery, urology, ear, nose and throat surgery, oral surgery, gynaecology, plastic surgery, endoscopy and vascular surgery.

Psychiatric

The Healthscope hospitals division includes 7 psychiatric hospitals with approximately 344 available overnight beds,[17] in addition to a number of psychiatric wards within medical/ surgical hospitals.

Psychiatric hospitals owned or managed by the Healthscope Group include the following:

Hospital	Geographic Area	Number of Available Overnight Beds
The Melbourne Clinic	Melbourne	106
The Sydney Clinic	Sydney	44
The Victoria Clinic	Melbourne	40
Pine Rivers Private Hospital	Brisbane	38
St Helens Private Hospital	Hobart	37

The Healthscope Group operates private psychiatric facilities in Victoria, Tasmania, New South Wales and Queensland. The Melbourne Clinic is one of the leading psychiatric facilities in Australia, and houses The University of Melbourne's Department of Psychiatry Professorial Unit.

A range of services are offered at the psychiatric facilities for people with various mental health disorders, including anxiety, depression, schizophrenia, post-traumatic stress, eating disorders, alcohol and drug addiction and obsessive compulsive disorders.

16 Number of available overnight beds as at 8 October 2007.

17 As at 8 October 2007.

Rehabilitation and extended care

The rehabilitation and extended care sub-division consists of 6 rehabilitation hospitals with approximately 346 available overnight beds,[18] a number of smaller rehabilitation units within medical/surgical hospitals and one supported residential service.

Rehabilitation and extended care hospitals owned or managed by the Healthscope Group include the following:

Hospital	Geographic Area	Number of Available Overnight Beds
Lady Davidson Private Hospital	Sydney	120
The Victorian Rehabiliation Centre	Melbourne	69
Griffith Rehabilitation Hospital	Adelaide	55

Healthscope operates rehabilitation hospitals in Victoria, New South Wales, South Australia and Queensland. It provides services for rehabilitation of patients with acquired brain injury, musculoskeletal injuries, cardiac and stroke, and those requiring pain management.

As an adjunct, Healthscope operates a number of community housing facilities to provide for the longer term residential needs of patients with an acquired brain injury.

Diagnostics division

The diagnostics division operates in the pathology industry. Its businesses provide pathology testing services to various customers. Products and services can be segmented as follows:

- Anatomical Pathology: the examination of tissues or organs.
- Biochemistry: the investigation of blood chemistry.
- Haematology: the examination of blood.
- Microbiology: the identification of bacteria and other parasites.
- Molecular Biology: the use of new test methods, genetic sequencing and DNA fingerprinting for a range of infectious diseases and genetic disorders diagnosis.

The major customers of pathology practices are referring doctors and hospitals. Other customers (who refer tests) include community health centres and dental practices. The pathology market is largely funded via Medicare rebates.

Healthscope's diagnostics division comprises three main subdivisions: human pathology, veterinary pathology and skin cancer clinics. The human pathology sub-division operates under a number of different trade names in various Australian States, including Gribbles (Victoria, South Australia, Queensland and Tasmania), Davies Campbell de Lambert (New South Wales) and General Pathology Laboratories (Western Australia).

Figure 3: Distribution of Healthscope Group financial year 2007 actual diagnostic revenue [19]

Revenue by source


Human Path (O/S)
14%
Vet Path
8%
Human Path
(Aus)
78%

Australian revenue by region


WA
8%
TAS
1%
SA
24%
VIC
46%
QLD
5%
NSW & ACT
16%

18 As at 8 October 2007. Excludes community and extended care beds.

19 Revenue from skin cancer clinics is included in the human pathology revenue.

Human pathology

The Healthscope Group's human pathology testing business was established in 1936 and acquired by Healthscope in 2004. The business:

- operates in all Australian States and trades primarily as Gribbles, Davies Campbell de Lambert and General Pathology Laboratories;
- has international pathology businesses in New Zealand (Northland), Malaysia (Gribbles) and Singapore (Quest);
- has 44 internationally accredited pathology laboratories in Australia and New Zealand, 14 pathology laboratories in Malaysia and Singapore and more than 287 collection centres;
- processed in excess of 3.7 million patient episodes in Australia during the financial year ended 30 June 2007 and a further 2.3 million across Malaysia, Singapore and New Zealand; and
- has capabilities in medical and scientific research, particularly in relation to molecular based pathology testing.

Veterinary pathology

Healthscope's veterinary pathology testing business, which trades as Gribbles in Australia and New Zealand, provides diagnostic services for veterinary practices, pathology services for the meat, dairy and livestock industries as well as a range of testing including disease exclusion surveys, blood and tissue analysis for nutrients and soil and pasture testing.

Skin cancer clinics

Healthscope's skin cancer clinics business trades as National Clinics (formerly DFG Skin Cancer Clinics) and Skin Alert Skin Cancer Clinics. First established in 1997, the business has expanded since it was acquired by Healthscope in 2005, and now has 30 skin cancer clinics across New South Wales, Queensland, Western Australia, South Australia, Victoria and the Northern Territory. [20]

(e) Directors of Healthscope

Details of the directors of Healthscope are set out below.

H Kevin McCann AM

Chairman

Non-executive Director

Qualifications: BA, LLB (Hons), LLM, FAICD

Age: 66

Appointed Chairman in March 1994. Mr McCann is a former partner and Chairman of Allens Arthur Robinson, a leading national corporate law firm specialising in mergers and acquisitions, mineral and resource law and capital markets transactions. Mr McCann is Chairman of Origin Energy Limited, the lead independent director of Macquarie Bank Limited and a director of Bluescope Steel Limited. He is also Chairman of the Sydney Harbour Federation Trust, and a member of the Defence Procurement Advisory Board, the Council of the National Library of Australia and the Takeovers Panel. Mr McCann is Chairman of the Nominations Committee.

Linda B Nicholls AO

Deputy Chairman

Non-executive Director

Qualifications: BA (Econ), MBA, FAICD

Age: 59

Appointed as Director and Deputy Chairman in January 2000. Ms Nicholls is a corporate adviser and a director of several leading Australian companies and organisations. Ms Nicholls is a director of Sigma Pharmaceuticals Limited, Insurance Manufacturers Australia and St. George Bank Limited. In November 2006, Ms Nicholls was appointed as a Director of the Australian Institute of Company Directors and is President of its Victorian Division. Ms Nicholls was also recently appointed as a non-executive director of the United States Studies Centre. Ms Nicholls is a former Chairman of Australia Post Corporation and a former Director of Perpetual Trustees Australia Limited. Ms Nicholls is a member of the Audit Compliance and Risk Assurance Committee and the Nominations Committee.

20 As at 8 October 2007.

Richard A F England

Director

Non-executive Director

Qualifications: FCA, MAICD

Age: 57

Appointed Director in October 1996. Mr England is a Chartered Accountant. He is Chairman of Ruralco Holdings Limited and KH Foods Ltd, and a director of St George Bank Limited and Choiseul Investments Limited. Mr England is the Chairman of the Audit Compliance and Risk Assurance Committee and a member of the Nominations Committee.

Ziggy E Switkowski

Director

Non-executive Director

Qualifications: PhD, B.Sc (Hons), FAICD

Age: 59

Appointed Director in January 2006. Dr Switkowski is a director of Suncorp-Metway Limited, Tabcorp Holdings Limited and Opera Australia. He was previously the Chief Executive Officer and Managing Director of Telstra Corporation Limited from 1999 to July 2005. In March 2007, Dr Switkowski was appointed as Chair, Australian Nuclear Science and Technology Organisation. Dr Switkowski is Chairman of the Remuneration Committee and a member of both the Audit Compliance and Risk Assurance Committee and the Nominations Committee.

David Evans

Director

Non-executive Director

Qualifications: BA (Econ)

Age: 43

Appointed Director in April 2007. He is a director of Mirrabooka Investments Ltd and Essendon Football Club. He was previously a managing director and chief of staff at Goldman Sachs JBWere and held a number of senior executive positions in his seventeen years with the firm. Mr Evans is a member of the Remuneration Committee and the Nominations Committee.

Philip Bullock

Director

Non-executive Director

Qualifications: MBA, Dip. Ed.

Age: 54

Appointed Director in September 2007. Mr Bullock is a former CEO and Managing Director of IBM Australia and New Zealand. He was most recently the Vice President of IBM's System's and Technology Group for Asia Pacific, based in Shanghai. Mr Bullock is a member of the Remuneration Committee and the Nominations Committee.

Bruce R Dixon

Managing Director

Executive Director

Qualifications: BA (Econ), MAICD

Age: 51

Appointed Managing Director in December 1997. Mr Dixon has an extensive background in the healthcare sector having held senior positions in both private and public hospitals. Prior to joining Healthscope, he held the position of General Manager, SSL Healthcare Services, a division of Spotless Services Limited.

It should be noted that Healthscope intends to invite Mr James Hall (currently a director of Symbion Health) to join the board of Healthscope if both the Diagnostics Transaction and C&P Scheme are implemented. Mr Hall will consider whether to accept this invitation once the outcome of the C&P Scheme is known.

(f) Financial information

(i) **Introduction**

This section 7.1(f) sets out certain historical financial information for the Healthscope Group on a stand alone basis.

The historical financial information set out in this section 7.1(f) does not take into account the effects of the proposed acquisition of the Diagnostics Businesses. The information should not be taken as an indication of the likely financial performance of Healthscope following the completion of the Diagnostics Transaction. The information is presented for illustrative purposes only, as a guide to assist shareholders in considering the effect of the Diagnostics Transaction on Healthscope.

The historical financial information of the Healthscope Group provided in this section 7.1(f) is a summary only, and does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and activities of Healthscope and its subsidiaries as a full consolidated financial report. The historical financial information has been extracted from:

- the annual financial report of Healthscope for the year ended 30 June 2006 (the **2006 Annual Report**); and
- the annual financial report of Healthscope for the year ended 30 June 2007 (the **2007 Annual Report**).

A copy of each report, including the applicable consolidated financial report and the independent audit report, is available on Healthscope's website (www.healthscope.com.au).

(ii) **Income Statements**

Figure 4 sets out:

- an abridged pro-forma consolidated income statement of the Healthscope Group for the year ended 30 June 2006 (extracted from Healthscope's 2006 Annual Report) modified to show normalised earnings and to exclude revenue from prosthetics (which is pass through revenue attracting no profit and is only reported for statutory reporting purposes); and
- an abridged pro-forma consolidated income statement of the Healthscope Group for the year ended 30 June 2007 (extracted from Healthscope's 2007 Annual Report) modified to show normalised earnings and to exclude revenue from prosthetics.

  The financial performance of the Healthscope Group set out in Figure 4 has been normalised by removing non-recurring items, including restructuring costs and profits/losses on divested businesses and assets.

Figure 4 provides a summary only.

Figure 4: Abridged pro-forma consolidated income statements of the Healthscope Group

	2006 Pro forma $'000	2007 Pro forma $'000
Revenue	985,663	1,224,194
EBITDA before non-recurring items	132,949	177,584
Margin (%)	13.5%	14.5%
Depreciation & amortisation	(27,964)	(35,266)
EBIT before non-recurring items	104,985	142,318
Margin (%)	10.7%	11.6%
Net borrowing costs	(40,438)	(44,700)
Net profit before tax and non-recurring items	64,547	97,618
Income tax expense	(14,909)	(28,956)
NPAT before non-recurring items	49,638	68,662

Management Discussion and Analysis of Healthscope's Financial Performance

Healthscope Group revenue, excluding revenue from prosthetics of $141 million in financial year 2007, increased by 24% to $1.2 billion in financial year 2007. The increase in revenue was driven by organic growth in the existing businesses plus the full year impacts of the acquisition of 14 ex-Affinity hospitals, the Newcastle Private Hospital management agreement and the acquisition of Davies Campbell de Lambert, all completed in the 2006 financial year, and the acquisition of Brisbane Private Hospital in financial year 2007.

Healthscope Group EBITDA before non-recurring items increased by 34% to $177.6 million in financial year 2007. The increase in EBITDA was driven by the acquisitions undertaken and improved operating margin.

Depreciation and amortisation increased by 26% in financial year 2007 to $35.3 million due to the impact of those hospital and pathology acquisitions.

Finance charges increased by 10.5% to $44.7 million in financial year 2007, reflecting the increased full year debt associated with the acquisitions undertaken by the Healthscope Group in financial year 2006 and an underlying increase in interest rates.

Tax expense, adjusted for non-recurring items, increased by 94% in financial year 2007 to $29.0 million. The normalised effective tax rate increased from 23% to 30%. Financial year 2006 was impacted by a one-off favourable adjustment to the reported income tax expense.

Net profit after tax (pre non-recurring items and minority interests) increased by 38% in financial year 2007 to $68.7 million. The increase was due primarily to the effect of the acquisitions undertaken during financial years 2006 and 2007 together with increased operating margins across the hospital and pathology divisions, offset partially by higher depreciation, finance charges and tax expense.

Non-recurring items reported in Healthscope's 2007 Annual Report included:

- non-recurring restructuring costs of $4.9 million;
- write-down in the carrying value of LabTests Auckland of $6.1 million; and
- one-off profit on the divestment of businesses of $16.5 million.

(iii) **Balance Sheet**

Figure 5 sets out:

- an abridged pro-forma consolidated balance sheet of the Healthscope Group as at 30 June 2006 (extracted from Healthscope's 2006 Annual Report); and
- an abridged pro-forma consolidated balance sheet of the Healthscope Group as at 30 June 2007 (extracted from Healthscope's 2007 Annual Report).

Figure 5 provides a summary only.

Figure 5: Abridged pro-forma consolidated balance sheets of the Healthscope Group

	30-Jun-06 Actual $'000	30-Jun-07 Actual $'000
Assets		
Cash and cash equivalents	9,792	2,441
Trade and other receivables	152,718	83,865
Inventories	25,730	31,151
Property, plant and equipment	566,642	659,598
Intangible assets	747,280	794,023
Other assets	45,550	51,890
Total Assets	**1,547,712**	**1,622,968**
Liabilities		
Trade and other payables	116,736	128,316
Interest bearing liabilities and derivative financial instruments	586,048	557,185
Provisions	82,668	85,722
Other liabilities	31,037	45,274
Total Liabilities	**816,489**	**816,497**
Net Assets	**731,223**	**806,471**
Equity		
Contributed equity	711,181	737,806
Other equity	16,050	68,665
Total Equity	**727,231**	**806,471**
Minority interests	3,992	-
Total Equity attributable to members of the Healthscope Group	**731,223**	**806,471**

Management Discussion and Analysis of Balance Sheet movements between 30 June 2006 and 30 June 2007

The decrease in cash and cash equivalents of $7.4 million is due to the utilisation of surplus cash to reduce debt.

Trade and other receivables decreased by $68.9 million, due primarily to the securitisation of trade receivables of $78.9 million.

Property, plant and equipment increased by $93.0 million primarily due to the acquisition of Brisbane Private and Newcastle Private hospitals with a fair value of property, plant and equipment of $61.5 million and capital expenditure of $81.5 million, which includes $16.9 million of incurred capital cost for Lab Tests Auckland Ltd (refer to section 7.1(h)) offset by the divestment of four non-core hospitals with a book value of $18.8 million and depreciation charges of $34.7 million.

The increase in intangibles of $46.7 million relates to the acquisition of a minority interest in Gribbles Malaysia Sdn Bhd of approximately 42% to move to 100% ownership, the acquisition of the DoctorsLab Diagnostics business in Singapore and the acquisition of Newcastle Private Hospital and Brisbane Private Hospital.

The decrease in interest bearing liabilities of $28.9 million is due to the repayment of debt funded by operating cash, the securitisation of trade receivables by $78.9 million and the settlement of the divested 4 non-core hospitals for $37.3 million offset by debt drawings of $102.3 million to fund the acquisition of the DoctorsLab Diagnostics business, Brisbane Private Hospital and Newcastle Private Hospital and the minority interest in Gribbles Malaysia Sdn Bhd.

Other liabilities have increased by $14.2 million due to an increase of $7.7 million in current tax and deferred tax liabilities and $6.5 million in deferred purchase consideration in respect of the acquisition of Newcastle Private.

Contributed equity increased by $26.6 million due to the Healthscope Shares issued under Healthscope's dividend reinvestment plan.

Minority interests decreased by $4.0 million due to the acquisition by the Healthscope Group of the remaining shares in Gribbles Malaysia Sdn Bhd.

(iv) **Cash Flow Statements**

Figure 6 sets out:

- an abridged pro-forma consolidated cash flow statement of the Healthscope Group for the year ended 30 June 2006 (extracted from Healthscope's 2006 Annual Report) modified to show normalised cash flows and to exclude cash flows from prosthetics; and
- an abridged pro-forma consolidated cash flow statement of the Healthscope Group for the year ended 30 June 2007 (extracted from Healthscope's 2007 Annual Report) modified to show normalised cash flows and to exclude cash flows from prosthetics.

Figure 6 provides a summary only.

Figure 6: Abridged pro-forma consolidated cash flow statements of the Healthscope Group

	2006 Pro forma $'000	2007 Pro forma $'000
EBITDA before non-recurring items	132,949	177,584
Working capital and other adjustments	1,127	(7,691)
Cash generated from operations	**134,076**	**169,893**
Interest paid	(39,259)	(43,318)
Tax paid	(11,718)	(18,008)
Capital expenditure	(46,569)	(52,330)
(Acquisitions)/Divestments	(521,896)	(69,932)
Greenfield developments	–	(35,030)
Dividends paid	(27,650)	(37,504)
Net proceeds from borrowings	243,778	52,020
Proceeds from shares issued	273,300	26,625
Net cash inflow/(outflow) before non-recurring items	**4,062**	**(7,584)**

Management Discussion and Analysis of Healthscope's Statement of Cash Flows

The capital expenditure of $52.3 million relates to capital expenditures for the ongoing operations of the Healthscope Group. The capital expenditure for greenfield establishments of $35.0 million relates to Labtests Auckland and Campbelltown Private Hospital.

The net acquisitions/divestments of $69.9 million consists primarily of $102.3 million relating to the acquisitions of Brisbane Private Hospital, Newcastle Private Hospital, the minority interest in Gribbles Malaysia Sdn Bhd, and DoctorsLab Diagnostics together with stamp duty and settlement costs relating to the 14 ex-Affinity hospitals. This has been offset by the proceeds from the divestment of four non-core hospitals of $37.3 million.

Dividends paid relates to the total dividends paid during the 2007 financial year of $37.5 million, which has been funded by $26.6 million from the dividend reinvestment plan and associated underwriting program and the remaining $10.9 million funded out of operating cash.

The net proceeds from borrowings of $52.0 million has been used to fund acquisitions of $69.9 million net of repayments of $19.5 million.

(v) **Hospitals Division**

Figure 7 sets out:

- selected information regarding the financial performance of the hospitals division of the Healthscope Group for the year ended 30 June 2006 based on information set out in Healthscope's 2006 Annual Report (modified to show normalised earnings and to exclude revenue from prosthetics); and
- selected information regarding the financial performance of the hospitals division of the Healthscope Group for the year ended 30 June 2007 based on information set out in Healthscope's 2007 Annual Report (modified to show normalised earnings and to exclude revenue from prosthetics).

Figure 7 provides a summary only.

Figure 7: Financial performance of the Healthscope Group's hospitals division (selected information)

	2006 Pro forma $'000	2007 Pro forma $'000
Revenue	752,007	960,480
EBITDA before non-recurring items	106,092	141,856
Margin (%)	14.1%	14.8%
Depreciation & amortisation	(19,614)	(24,776)
EBIT before non-recurring items	**86,478**	**117,080**
Margin (%)	**11.5%**	**12.2%**

Management Discussion and Analysis of Healthscope's Hospital Division

Revenue

The hospitals division achieved revenue, excluding revenue from prosthetics, of $960 million in financial year 2007, an increase of $208 million or 28% over financial year 2006. The increase in revenue was driven by the full year impact of the 14 ex-Affinity hospitals effective 1 November 2005. The revenue increase was further impacted by the acquisition of Brisbane Private Hospital in February 2007, Newcastle Private Hospital in June 2007, and the opening of Campbelltown Private Hospital in February 2007.

EBITDA

The hospitals division achieved EBITDA of $141.9 million in financial year 2007, representing 34% growth on financial year 2006. The hospitals division's EBITDA margin increased by 0.7% to 14.8% in financial year 2007. The increase was predominantly driven by the successful integration of the 14 ex-Affinity hospitals.

Depreciation and amortisation

Depreciation and amortisation increased by 26% to $24.8 million in financial year 2007. The increase was predominantly related to the full year impact of the 14 ex-Affinity hospitals effective 1 November 2005, along with the acquisition of Brisbane Private Hospital, Newcastle Private Hospital and the greenfield development at Campbelltown Private Hospital.

EBIT

The hospitals division achieved EBIT of $117.1 million in financial year 2007, representing an increase of 35% on the prior year.

(vi) **Diagnostics Division**

Figure 8 sets out:

- selected information regarding the financial performance of the diagnostics division of the Healthscope Group for the year ended 30 June 2006 based on information set out in Healthscope's 2006 Annual Report (modified to show normalised earnings); and
- selected information regarding the financial performance of the diagnostics division of the Healthscope Group for the year ended 30 June 2007 based on information set out in Healthscope's 2007 Annual Report (modified to show normalised earnings).

Figure 8 provides a summary only.

Figure 8: Financial performance of the Healthscope Group's diagnostics division (selected information)

	2006 Pro forma $'000	2007 Pro forma $'000
Revenue	233,558	263,714
EBITDA before non-recurring items	33,612	43,090
Margin (%)	14.4%	16.3%
Depreciation & amortisation	(8,350)	(10,490)
EBIT before non-recurring items	**25,262**	**32,600**
Margin (%)	**10.8%**	**12.4%**

Management Discussion and Analysis of Healthscope's Diagnostic Division

Revenue

Pathology achieved revenue of $263.7 million in financial year 2007, an increase of $30.2 million or 13% over financial year 2006. The increase in revenue was driven by acquisitions and organic growth. The financial year 2007 acquisition of DoctorsLab Diagnostics (Singapore) and the full year impact of the acquisition of Davies Campbell de Lambert in 2006 has contributed $10.8 million to the growth in financial year 2007. The organic growth of $19.4 million or 8.3% on the previous year was due to both an increase in the average fee per episode and an increase in test volume.

EBITDA

Pathology achieved EBITDA of $43.1 million in financial year 2007, representing 28% growth on financial year 2006. The Pathology EBITDA margin increased by 1.9% to 16.3% in financial year 2007. The increase in EBITDA margins was predominantly associated with improved operating performance in Victoria and New South Wales.

Depreciation and amortisation

Depreciation and amortisation increased by 26% to $10.5 million in financial year 2007. The increase was related to the continuing roll-out of pathology laboratories into Healthscope hospitals and the full year impact of the Davies Campbell de Lambert acquisition.

EBIT

Pathology achieved EBIT of $32.6 million in financial year 2007, representing an increase of 29% on the prior year.

(g) Healthscope Shares

(i) Capital structure

As at the date of this document, Healthscope has only one class of shares on issue, being fully paid ordinary shares (referred to in this document as Healthscope Shares).

As at the date of this document, there are 239,373,734 Healthscope Shares on issue. The number of Healthscope Shares on issue prior to the Diagnostics Completion Date will change if, amongst other things, any Healthscope Options or Healthscope Performance Rights are exercised after the date of this document (see sections 7.1(g)(iii) and 7.1(g)(iv) for further details regarding Healthscope Options and Healthscope Performance Rights).

(ii) Market information about Healthscope Shares

The consideration to be provided to Symbion Health in connection with the acquisition of the Diagnostics Businesses pursuant to the Diagnostics Transaction consists of Healthscope Shares.

Healthscope is admitted to the official list of ASX. Shares of the same class as those to be issued as consideration under the Diagnostics Transaction have been granted official quotation by ASX.

The last recorded sale price of Healthscope Shares on ASX on 30 April 2007 (being the last recorded sale price prior to the announcement by Symbion Health on 1 May 2007 that it had received a merger proposal from Healthscope) was $5.66. The last recorded sale price of Healthscope Shares on ASX on 28 May 2007 (being the last recorded sale price prior to the announcement of the Original Scheme by Symbion Health on 29 May 2007) was $5.74. The last recorded sale price of Healthscope Shares on ASX on 24 October 2007 (being 2 days before the date of this document) was $5.31.

During the three month period up to and including 24 October 2007, the highest and lowest recorded sale prices of Healthscope Shares on ASX were, respectively, $6.02 on 11 September 2007 and $5.05 on 16 August 2007.

Set out below is a graph depicting the share price performance of Healthscope Shares from 1 January 2000 until 24 October 2007.


$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Share Price ($)
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
Volume
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Volume
Price

None of the Healthscope Share prices referred to above should be taken as necessarily being an indication of the likely price of Healthscope Shares following the completion of the Diagnostics Transaction.

(iii) **Healthscope Options**

Under an executive option plan which the Healthscope Group previously had in place, options for the issue of Healthscope Shares (**Healthscope Options**) were granted to eligible directors and executive officers of the Healthscope Group. Each Healthscope Option provides for the issue of one Healthscope Share upon exercise of the option.

As at the date of this document, there are 955,356 Healthscope Performance Rights on issue.

(iv) **Executive Performance Rights Plan**

Healthscope has in place an employee equity plan known as the 'Executive Performance Rights Plan'. The following is a summary of the key terms of the plan.

Under the Executive Performance Rights Plan, eligible senior executives and members of management of the Healthscope Group are eligible to be issued with 'rights to acquire' Healthscope Shares (**Healthscope Performance Rights**). The Healthscope Performance Rights give the recipient the right, but no obligation, to take up the applicable number of Healthscope Shares, subject to the performance rights vesting (which requires certain performance hurdles to be satisfied). No exercise price is payable to exercise the performance rights. The performance rights lapse if they are not exercised by the fifth anniversary after the grant date.

As at the date of this document, there are 955,356 Healthscope Performance Rights on issue.

(v) **Healthscope Dividend Reinvestment Plan**

Healthscope has a Dividend Reinvestment Plan (or **DRP**). The DRP provides Healthscope shareholders with a choice of reinvesting dividends paid on Healthscope Shares in the form of further Healthscope Shares, rather than receiving those dividends in cash.

Participation in the DRP is optional and open to all holders of Healthscope Shares resident in Australia and New Zealand. Participation may be either full or partial. Full participation applies in respect of all Healthscope Shares registered from time to time in the participant's name (including shares acquired under the DRP). Partial participation applies for a specific number of Healthscope Shares nominated by the participant, with the participant receiving cash dividends on the balance of the shareholding in the normal way.

Healthscope Shares allotted under the DRP will, from the date of allotment, rank equally in all respects with all other Healthscope Shares. Participation by shareholders in the DRP may be varied or terminated at any time in accordance with the terms of the DRP.

(h) Litigation

Legal proceedings arise from time to time in the course of the business of the Healthscope Group. Other than as described in this section 7.1(h), Healthscope does not believe that the outcome of any current proceedings (as at the date of this document) will have a material adverse effect on the business or financial position of Healthscope or the Merged Group.

In July 2006, LabTests Auckland Limited (**Labtests**) (a member of the Healthscope Group) was awarded a contract to supply laboratory services to the Auckland Region District Health Boards (the **ARDHBs**) in Auckland, New Zealand for an initial contract period of eight years. Following this decision, the incumbent supplier issued court proceedings against the ARDHBs and Labtests challenging the decision to award the contract to Labtests. It was argued, amongst other things, that the tender process used to award the contract was flawed.

In March 2007, the High Court of New Zealand decided that the ARDHBs' decision and the contract was void and is of no effect. Labtests has appealed this decision. The appeal is scheduled to be heard in May 2008. There is no claim for damages against Labtests.

(i) Information disclosed to ASX and documents lodged with ASIC

Healthscope is a 'disclosing entity' for the purposes of the Corporations Act and as such is subject to continuous reporting and disclosure obligations. Specifically, as a listed company, Healthscope is subject to the Listing Rules which require (subject to certain exceptions) it to notify ASX immediately of any information of which it becomes aware concerning Healthscope that a reasonable person would expect to have a material effect on the price or value of its shares.

ASX maintains files containing publicly disclosed information about all listed companies. Healthscope's file is available for inspection at ASX during normal business hours or from the ASX website (www.asx.com.au).

In addition, Healthscope is also required to lodge various documents with ASIC. Copies of documents lodged with ASIC by Healthscope may be obtained from, or inspected at, an ASIC office.

8. Profile of the Symbion Health Diagnostics Businesses

This section 8 has been prepared by Symbion Health and is the responsibility of Symbion Health. Healthscope and its directors, officers and advisors do not assume any responsibility for the accuracy or completeness of the information in this section 8.

8.1 Symbion Health Group business overview

Symbion Health is a leading Australian diagnostics and wellness company. It provides diagnostic and wellness services through its pathology, medical centres, diagnostic imaging and pharmacy services divisions, as well as health-related products through its consumer division. Symbion Health was created in November 2005 by the renaming of Mayne Group Limited, following the demerger of Mayne Pharma Limited.

Symbion Health's operations span 4 different business segments:

- pathology, including medical centres;
- diagnostic imaging;
- consumer; and
- pharmacy services.

Pursuant to the proposed Diagnostics Transaction, Healthscope will acquire certain businesses of Symbion Health, being the pathology, medical centres and imaging businesses. These are referred to in this document as the Diagnostics Businesses. A description of each of these businesses follows.

8.2 Symbion Pathology

(a) Industry overview

Pathology is a specialty of medicine that involves the testing of blood, urine and body tissues to aid in the diagnosis and treatment of disease. In Australia, the pathology market covers both private and public community patients. Private community patients are serviced by private pathology practices. The owners of large corporate practices, such as Symbion Pathology, are mainly publicly listed corporations that have successfully merged smaller practices into larger pathology networks. The provision of pathology services through these networks is delivered by specialist pathologists and medical scientists supported by a well-organised infrastructure of laboratory, collection and courier services.

The pathology industry has benefited from improvements in technology and automation over the past 15 years. Patient specimens are generally collected in community and hospital settings, and these are couriered to a laboratory where specimens are analysed. Tests are conducted on those specimens, based on the request of the referring doctor. Over time, advances in technology have enabled improvements in operational efficiency and turnaround times. The pathologist continues to have an essential involvement in the interpretation of tests.

Pathology providers compete on the range, quality, accessibility and turn around time of their services.

Over 90% of private pathology services are funded by the Federal Government through Medicare. The pathology industry has an agreement with the Federal Government for the level of Medicare expenditure for private pathology services. This agreement expires in July 2009, and provides for total Federal Government funded pathology outlays to increase by approximately 5% per annum. The agreement also states that should pathology services increase as a result of new Government initiatives, the funding for these services will be paid in addition to the agreed outlays. Medicare outlays for pathology services in the year ended 30 June 2007 were $1.74 billion.

(b) Business overview

Symbion Pathology is the second largest provider of pathology services in Australia by revenue, with operations in Victoria, New South Wales, the Australian Capital Territory, Queensland, Western Australia and the Northern Territory.

The business has grown through a combination of organic growth and acquisitions and operates under a number of well recognised state-based brands:

- **Dorevitch Pathology (Victoria)**: Dorevitch Pathology is the largest private pathology organisation in Victoria, and encompasses Gippsland Pathology. Dorevitch Pathology provides services to over 70 private and public hospitals in Melbourne, regional Victoria and New South Wales. Additionally, services to community based patients are provided with over 195 accredited collection centres and a network of 24 laboratories spread throughout these regions.
- **Symbion Laverty Pathology (New South Wales and the Australian Capital Territory)**: Symbion Laverty Pathology is the second largest private pathology provider in New South Wales. Its purpose built North Ryde Laboratory was developed as the central laboratory for New South Wales. Across the state, Symbion Laverty Pathology operates 25 laboratories and 202 collection centres.

- **QML Pathology (Queensland and northern NSW)**: QML was acquired by Symbion Health in 2002, and is the leading pathology practice in Queensland with a strong focus on histology, Cytogenetics and pre-natal diagnosis. In 2006, QML relocated to a purpose built laboratory in Murarrie, and operates a total of 28 laboratories and 216 collection centres across Queensland and northern NSW.
- **Western Diagnostic Pathology (WDP) (Western Australia and the Northern Territory)**: WDP has the highest market share in Western Australia and the Northern Territory, and provides services to doctors, hospitals and commercial clients. WDP provides a specialist pathology and consultative service to more than 3,000 doctors and to some of the most remote areas of Australia.

Symbion Pathology's network comprises:

- more than 180 pathologists;
- more than 6,000 scientists, collectors, couriers and support staff;
- more than 80 laboratories; and
- more than 690 collection centres.

Symbion Pathology conducts over 10 million episodes per annum and provides a comprehensive range of pathology services across all disciplines including biochemistry, microbiology, immunology, serology, haematology, cytology and histopathology.

Symbion Pathology has a diversified referral base including general practitioners, specialists, public and private hospitals, clinical trials and veterinary testing. Symbion Pathology's national network of highly trained pathologists and scientists covers all disciplines of pathology. Symbion Pathology has a strong focus on quality and reliability of service, which underpins the business' strong clinical and operational expertise.

During financial year 2007, Symbion Pathology focused on increasing the efficiency of its existing operations through increased automation, workflow analysis and best practice benchmarking. The business also focused on supplementing organic growth with bolt-on acquisitions, with 4 acquisitions completed during last financial year:

- North Eastern Pathology, a small regional pathology business in north eastern Victoria (completed in July 2006);
- Vetpath, a veterinary pathology business based in Western Australia (completed in March 2007);
- Riverina Pathology, a small regional pathology business in NSW (completed in April 2007); and
- Australian Clinical Research Organisation ("ACRO"), referred to as Karrasch, a clinical trials business based in Queensland (completed in June 2007).

8.3 Medical Centres

(a) Industry overview

The medical centres industry in Australia is relatively fragmented with most General Practitioners (GPs) running single or small practices with up to 3-5 GPs. Over the last 10 years, corporate medical centres have become increasingly common. These corporate providers typically do not employ the doctors that consult in their premises, but offer back and front office support in the form of administration, finance and nursing services.

The medical centre operator is typically paid based on a percentage of the revenue the doctors bill to their patients. As a result, government policies and regulations that affect the demand for doctor visits impact on medical centre profitability. In addition, the profitability of the medical centre is a function of the doctor's productivity.

(b) Business overview

Symbion Health operates 54 medical centres in 5 states and territories across Australia. Approximately 2.1 million consultations are performed per annum across these centres.

Symbion Medical Centres are an important referral source for Symbion Pathology and, to a lesser extent, Symbion Imaging. However, the clinical independence of the general practitioners working within Symbion Health's medical centres is a fundamental premise of this business.

In the financial year 2007, Symbion Medical Centres commenced a transformation strategy which is expected to result in a higher proportion of larger centres benefiting from economies of scale, through the amalgamation of existing sites and the acquisition of new sites. In the financial year 2007, Symbion Medical Centres consolidated 2 sites and acquired 8 new sites.

8.4 Diagnostic Imaging

(a) Industry Overview

Diagnostic Imaging is a branch of medicine that assists in diagnosis and treatment of disease using a range of high technology imaging modalities including diagnostic radiology (general x-rays, fluoroscopy, DEXA and mammography), ultrasound, CT scanning, nuclear medicine and magnetic resonance imaging (MRI).

Diagnostic imaging is principally undertaken by radiologists, who are medical specialists with over ten years training and are Fellows of the Royal Australian & New Zealand College of Radiologists (RANZCR). Nuclear medicine is undertaken by nuclear medicine physicians.

The diagnostic imaging industry in Australia comprises both public and private sectors. The public sector provides diagnostic imaging services to public hospital patients. Operators in the private sector derive revenue from medicare reimbursements and private billings, with the majority coming from medicare reimbursements. Private billings account for approximately 40% of all billings.

Diagnostic imaging providers derive revenues from fees for tests performed. The industry has an agreement with the Federal Government for the level of medicare outlays, which determines the fees per test. The current diagnostic imaging agreement runs until July 2008, with total agreed Federal Government funded diagnostic imaging outlays to grow at approximately 5% per annum. The total medicare reimbursement from the Federal Government for diagnostic imaging services provided in Australia during the year ended 30 June 2007 was approximately $1.8 billion.

Diagnostic imaging providers compete primarily on the quality of their diagnosis and service, the speed of response and price. As the majority of diagnostic imaging work is undertaken on site, the level of competition is also dependent on the location of the imaging site in relation to referring doctors, the proximity of other competitors and the relationship between imaging specialists and referring doctors.

(b) Business overview

Symbion Imaging is Australia's third largest provider of diagnostic imaging services in Australia by revenue, with operations in the eastern seaboard states of Victoria, New South Wales and Queensland.

Symbion Imaging's diagnostic imaging network comprises:

- 130 sites, including 41 hospital sites;
- more than 160 diagnostic imaging specialists; and
- more than 950 radiographers and other technical staff.

The business performs more than 2.2 million examinations per annum, offering the full range of diagnostic imaging examinations including general x-ray, ultrasound, computerised tomography (CT), magnetic resource imaging (MRI), nuclear medicine, mammography and interventional radiology.

Symbion Imaging has a well developed and diversified referral base, with referrals coming from general practitioners, specialists, private hospitals and public hospital contracts. Symbion Imaging derives just under 50% of its revenue from Medicare, with the remainder coming largely from private billings and the Department of Veterans Affairs.

In the financial year 2007, Symbion Imaging has focused on restoring performance at the site level which has involved peer group benchmarking and consolidation or closure of 6 underperforming sites. The rationalisation of sites is the first step in the move towards a hub and spoke network utilising large central hub sites co-located with hospitals, surrounded by comprehensive suburban feeder sites.

Initiatives implemented in the financial year 2007, such as a national on-call service and improved access to teleradiology, were designed to increase efficiency and improve working conditions for radiologists.

8.5 Financial information

This section 8.5 sets out certain historical financial information for Symbion Health's Diagnostics Businesses. The financial information in this section 8.5 refers to Symbion Health's continuing business which excludes the results of Mayne Pharma Limited, which was demerged from Symbion Health in November 2005.

The information includes:

- profit and loss, balance sheet and cash flow information for the Diagnostics Businesses in aggregate; and

→ profit and loss information for each of the following components of the Diagnostics Businesses:

- Symbion Pathology (including Symbion Medical Centres);
- Symbion Imaging; and
- Symbion Health's unallocated corporate functions, which will form part of the Diagnostics Businesses acquired by Healthscope under the Diagnostics Transaction.

The information in this section 8.5 should not be taken as an indication of the likely financial performance of these businesses following completion of the Diagnostics Transaction.

The historical financial information of Symbion Health's Diagnostics Businesses provided in this section 8.5 is a summary only, and does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and activities of Symbion Health's Diagnostics Businesses as a full consolidated financial report. The historical financial information has been extracted from the annual financial reports of Symbion Health for the years ended 30 June 2006 and 30 June 2007.

(a) Summary of financial performance of the Diagnostics Businesses

This section sets out financial information for the Diagnostics Businesses on an actual and pro-forma basis. The pro-forma numbers for the Diagnostics Businesses include Symbion Health's unallocated results, as all Symbion Health's existing corporate functions will form part of the Diagnostics Businesses acquired by Healthscope under the Diagnostics Transaction.

(i) Diagnostics Businesses profit and loss

The table below sets out an abridged extract from the audited consolidated financial performance of Symbion Health as at 30 June 2006 and 30 June 2007 of Symbion Pathology (including Symbion Medical Centres) and Symbion Imaging. It also contains the pro-forma 2007 financial performance for Symbion Pathology (including Symbion Medical Centres), Symbion Imaging and unallocated revenues and expenses of Symbion Health, compiled to reflect the Diagnostics Businesses as contemplated by the Diagnostics Transaction.

	2006 actual	2007 actual	2007 Pro-forma adjustments	2007 pro-forma
	$'000	$'000	$'000	$'000
Revenue	909,693	957,806	46	957,852
EBITDA	156,057	170,400	(9,159)	161,241
EBITDA margin %	17.2%	17.8%		16.8%
Depreciation	(35,376)	(36,607)	(1,332)	(37,939)
Amortisation	(2,435)	(3,218)	(1,791)	(5,009)
EBIT	**118,246**	**130,575**	**(12,282)**	**118,293**
EBIT margin %	**13.0%**	**13.6%**		**12.3%**
Net borrowing costs	(1,477)	(1,187)	(29,887)	(31,074)
Income tax expense	(35,986)	(35,318)	9,152	(26,166)
Net Profit after Tax	**80,783**	**94,070**	**(33,017)**	**61,053**

Comparison of financial year 2007 (actual) with financial year 2006 (actual)

- Diagnostics Businesses revenue increased by 5.3% in financial year 2007 to $957.8 million, driven by an increase in revenue from Symbion Pathology (including Symbion Medical Centres) and Symbion Imaging.
- Diagnostics Businesses EBITDA increased by 9.2% to $170.4 million in financial year 2007, due to an increase in EBITDA from Symbion Pathology and Symbion Imaging. The EBITDA margin increased by 60 basis points as a result of an increase in the margin recorded by Symbion Pathology.
- Diagnostics Businesses depreciation increased by 3.5% to $36.6 million, and amortisation increased by 32.2% to $3.2 million.
- Diagnostics Businesses EBIT increased by 10.4% in financial year 2007 to $130.6 million.

2007 Pro-forma adjustments

- The pro-forma EBITDA result includes $9.2 million in costs relating to the Symbion Health corporate function.
- Pro-forma depreciation and amortisation includes $3.1 million expenses for the Symbion Health corporate fixed assets that will transfer to Healthscope.
- Pro-forma borrowing costs of $31.1 million assume that the 2007 Symbion Health group net finance charge is allocated to the Diagnostics Businesses less finance charges attributable to the C&P Businesses.
- The pro-forma tax expense assumes an effective tax rate of 30.0%

(ii) **Diagnostics Businesses balance sheet**

The table below sets out an abridged extract from the audited consolidated balance sheet of Symbion Health as at 30 June 2006 and 30 June 2007 of Symbion Pathology (including Symbion Medical Centres) and Symbion Imaging. It also contains the pro-forma 2007 balance sheets for Symbion Pathology, Symbion Imaging and unallocated net assets of Symbion Health, compiled to reflect the Diagnostics Businesses as contemplated by the Diagnostics Transaction.

	30 Jun 2006 Actual $'000	30 Jun 2007 Actual $'000	2007 Pro forma Adjustments $'000	30 Jun 2007 Pro forma $'000
Assets				
Cash and cash equivalents	-	-	196,682	196,682
Trade and other receivables	75,429	85,485	15,743	101,228
Inventories	13,639	14,295	-	14,295
Property, plant & equipment	176,264	173,945	(1,784)	172,161
Intangible assets	770,335	812,407	10,609	823,016
Other assets	72,390	61,012	12,780	73,792
Total Assets	**1,108,057**	**1,147,144**	**234,030**	**1,381,174**
Liabilities				
Trade and other payables	66,912	61,738	27,720	89,458
Interest bearing liabilities and derivative financial instruments	5,650	4,490	595,000	599,490
Provisions	95,548	87,682	51,608	139,290
Other liabilities	18,109	21,145	24,436	45,581
Total Liabilities	**186,219**	**175,055**	**698,764**	**873,819**
Net Assets	**921,838**	**972,089**	**(464,734)**	**507,355**

Balance sheet movements from 30 June 2006 to 30 June 2007 (actual)

- Trade and other receivables increased by $10.1 million due largely to an increase in trade receivables due to growth in sales.
- Property, plant and equipment reduced by $2.3 million with increases in Symbion Pathology predominantly related to acquisitions offset by reductions in Symbion Imaging due to depreciation expense exceeding capital expenditure during the year.
- Intangibles increased by $42.1 million due to increases in goodwill and licences as a result of acquisitions by Symbion Pathology and Symbion Imaging and development expenditure incurred by Symbion Medical Centres.
- Trade and other payables decreased by $5.2 million primarily due to the timing of payables and accruals.

Pro-forma adjustments as at 30 June 2007

- Pro-forma cash and cash equivalents have increased by $196.7 million. This is due to the inclusion of cash balances previously disclosed as unallocated.
- Pro-forma intangible assets increase by $10.6 million. This is primarily due to the inclusion of assets allocated to the corporate function of Symbion Health that will transfer to Healthscope. These include IT equipment and applications.
- The pro-forma other assets increase by $12.8 million primarily due to the inclusion of deferred tax balances associated with the liabilities transferring to Healthscope.
- Pro-forma trade and other payables increase by $27.7 million. This increase relates to the trade creditors and trading accruals of the corporate function of Symbion Health.
- The pro-forma increase in interest bearing liabilities and derivative financial instruments is due to the inclusion of external borrowings of $595.0 million that were disclosed as unallocated.
- Pro-forma provisions increase by $51.6 million. This increase relates to liabilities that were disclosed as unallocated by Symbion Health that will be assumed by Healthscope as part of the Diagnostics Transaction. These include provisions relating to the Diagnostics Transaction, medical malpractice claims, management incentive accruals and various trading accruals relating to the corporate function.
- Pro-forma other liabilities increase by $24.4 million. This increase relates to tax balances of Symbion Health that were disclosed as unallocated.

(iii) **Diagnostics Businesses cash flow**

The table below sets out an abridged extract from the audited consolidated cash flow statements of Symbion Health for the years ended 30 June 2006 and 30 June 2007 of Symbion Pathology (including Symbion Medical Centres) and Symbion Imaging. It also contains the pro-forma abridged 2007 cash generated from operations for Symbion Pathology, Symbion Imaging and unallocated cash flows of Symbion Health, compiled to reflect the Diagnostics Businesses as contemplated by the Diagnostics Transaction.

	2006 Actual $'000	2007 Actual $'000	2007 Pro-forma Adjustments $'000	2007 Pro-forma $'000
EBITDA	156,057	170,400	(9,159)	161,241
Working capital and other	16,477	(27,576)	(1,792)	(29,368)
Cash generated from operations	**172,534**	**142,824**	**(10,951)**	**131,873**
Interest paid	(757)	(241)	(30,833)	(31,074)
Tax paid	-	-	(26,166)	(26,166)
Capital expenditure	(52,736)	(30,871)	(2,078)	(32,949)
Net acquisitions expenditure	(32,321)	(46,304)	(3,533)	(49,837)
Distributions to JV Partners	(3,748)	(3,648)	-	(3,648)
Cash flows from operating and investing activities	**82,972**	**61,760**	**(73,561)**	**(11,801)**

Cash flow discussion for the period ended 30 June 2007

- Capital expenditure payments of $30.9 million are lower than 2006 as the prior year includes payments associated with the new QML laboratory in Brisbane.
- Acquisition payments of $46.3 million include the purchase consideration for the pathology acquisitions such as Vetpath, Riverina Pathology, North East Pathology and ACRO. In addition, the result includes a number of acquisitions of medical centre sites.

2007 Pro-forma adjustments

- EBITDA has been reduced by $9.2 million to include the 2007 unallocated costs of Symbion Health.
- The pro-forma tax paid of $26.2 million assumes tax paid equals income tax expense in the 2007 pro-forma profit and loss statement.
- Pro-forma interest paid assumes the 2007 Symbion Health Group net finance charge is allocated to the Diagnostics Businesses less amounts directly attributable to the Pharmacy Business and Consumer Businesses.
- Capital expenditure relating to the Symbion Health corporate function of $2.1 million has been included in the 2007 pro-forma result.
- Expenditure relating to previous divestments of Symbion Health of $3.5 million has been included in the pro-forma result.

(b) Symbion Pathology (including Symbion Medical Centres) profit and loss

The table below sets out selected information regarding the financial performance of Symbion Pathology for the years ended 30 June 2006 and 30 June 2007 based on information set out in Symbion Health's 2007 Annual Report.

	2006 Actual $'000	2007 Actual $'000	Movement
Revenue	611,303	648,160	6.0%
EBITDA	103,676	115,307	11.2%
EBITDA margin %	17.0%	17.8%	+83bp
Depreciation	(12,546)	(12,280)	2.1%
Amortisation	(1,976)	(2,748)	(39.1%)
EBIT	**89,154**	**100,279**	**12.5%**
EBIT margin %	**14.6%**	**15.5%**	**+89bp**

Revenue

Symbion Pathology revenue was $648.2 million in financial year 2007, an increase of 6.0% over financial year 2006. The increase in revenue is driven by episode growth and an increase in the average fee per episode. Episode growth was achieved across all states, and organic growth was enhanced by the full year impact of Mansfield Pathology which was acquired in January 2006, and part period contributions from acquisitions made in financial year 2007. The increase in the average fee per episode was driven by private fee initiatives, increased tests per episode, an increase in the Department of Veterans Affairs rebate, and an increase in non-Medicare work. Symbion Medical Centres also contributed to the increase in revenue, through revenue from new centres acquired in financial year 2006 and financial year 2007.

EBITDA

Symbion Pathology's EBITDA was $115.3 million in financial year 2007, representing 11.2% growth on financial year 2006. The Symbion Pathology EBITDA margin increased by 83 basis points to 17.8% in financial year 2007. The increase in EBITDA was driven by an increase in revenue combined with tight control of operating costs. Benchmarking and work flow analysis assisted in identifying cost savings, with labour and consumables efficiencies realised in some areas. The efficiencies from the new QML laboratory were fully realised during financial year 2007.

Depreciation and amortisation

Depreciation decreased marginally in financial year 2007 to $12.3 million. The small decrease in depreciation is due to the realignment of depreciation in line with lease periods for some assets.

Amortisation increased by $0.7 million in financial year 2007 to $2.7 million. Amortisation predominantly relates to up-front payments on general practitioner contracts, and increased as a result of the renewal of a number of contracts during the 2007 financial year.

EBIT

Symbion Pathology's EBIT was $100.3 million in financial year 2007, representing growth of 12.5% on the prior year. The EBIT margin increased 89 basis points to 15.5% in financial year 2007. The increase in EBIT is a result of the higher EBITDA result described above.

(c) Symbion Imaging profit and loss

The table below sets out selected information regarding the financial performance of Symbion Imaging for the years ended 30 June 2006 and 30 June 2007 based on information set out in Symbion Health's 2007 Annual Report.

	2006 Actual $'000	2007 Actual $'000	Movement
Revenue	298,390	309,646	3.8%
EBITDA	52,381	55,093	5.2%
EBITDA margin %	17.6%	17.8%	+24bp
Depreciation	(22,830)	(24,327)	(6.6%)
Amortisation	(459)	(470)	(2.4%)
EBIT	**29,092**	**30,296**	**4.1%**
EBIT margin %	**9.7%**	**9.8%**	**+3bp**

Revenue

Symbion Imaging's revenue was $309.6 million in financial year 2007, an increase of 3.8% over financial year 2006. The revenue growth was driven largely by an increase in the average fee per examination as a result of the private billing initiatives. Examination numbers were consistent with the prior year, with growth in higher modalities such as CT, MRI and ultrasound being offset by a decrease in general x-ray examinations. The decrease in general x-ray examinations was a result of competition from independent practices and the public sector. Revenue in financial year 2007 was also impacted by the closure of 6 sites, which accounted for annualised revenue of approximately $0.4 million.

EBITDA

Symbion Imaging's EBITDA was $55.1 million in financial year 2007, an increase of 5.2% over financial year 2006. The EBITDA margin increased 24 basis points to 17.8% in financial year 2007. The increase in EBITDA was due to an increase in the average fee, the closure of 6 underperforming sites and tight control of operating costs. The peer group benchmarking project assisted in the realisation of labour productivity and supplies efficiencies. These initiatives were partially offset by an increase in radiologist salaries as contracts were renewed.

Depreciation and amortisation

Depreciation increased by 6.6% in financial year 2007 to $24.3 million. The increase in depreciation was attributable to the new equipment acquired during financial year 2006 and financial year 2007.

Amortisation increased marginally in financial year 2007 to $0.5 million.

EBIT

Symbion Imaging's EBIT was $30.3 million in financial year 2007, representing growth of 4.1% on the prior year. The EBIT margin increased by 3 basis points to 9.8% in financial year 2007. The increase in EBIT was a result of the higher EBITDA result described above, offset partially by an increase in depreciation and amortisation.

(d) Summary of unallocated profit and loss

The table below sets out selected information regarding unallocated items of Symbion Health for the years ended 30 June 2006 and 30 June 2007 based on information set out in Symbion Health's 2007 Annual Report. All of Symbion Health's unallocated corporate functions will form part of the Diagnostics Businesses acquired by Healthscope under the Diagnostics Transaction.

	2006 Actual $'000	2007 Actual $'000	Movement
Revenue	202	46	(77.2%)
EBITDA	(7,899)	(9,159)	(16.0%)
Depreciation	(1,812)	(1,332)	26.5%
Amortisation	(1,970)	(1,791)	9.1%
EBIT	**(11,681)**	**(12,282)**	**(5.1%)**

EBITDA

Unallocated EBITDA was a loss of $9.2 million in financial year 2007, compared to a loss of $7.9 million in financial year 2006. The increase in unallocated costs in financial year 2007 related to labour cost increases year on year.

Depreciation and amortisation

Unallocated depreciation decreased 26.5% in financial year 2007 to $1.3 million, mainly due to IT hardware having been fully depreciated in the prior financial year.

Unallocated amortisation decreased 9.1% in financial year 2007 to $1.8 million, due to decreases in computer software amortisation for Symbion Health Group software applications as a result of changes arising from the demerger of Mayne Pharma Limited.

EBIT

Unallocated EBIT was a loss of $12.3 million in financial year 2007, compared to a loss of $11.7 million in financial year 2006.

9. Profile of the Merged Group

9.1 Introduction

This section 9 describes the effect of the Diagnostics Transaction on Healthscope. It does so by providing a profile of the Merged Group assuming that the Diagnostics Transaction is approved and implemented, including certain pro-forma financial information.

9.2 Profile of the Merged Group

(a) Overview

The revised transaction structure that has been agreed by Healthscope, Symbion Health and the IAC Consortium substantially replicates the commercial outcome envisaged under the Original Scheme. Under the Diagnostics Transaction, Healthscope will acquire Symbion Health's pathology, diagnostic imaging and medical centre businesses as it would have under the Original Scheme. The Diagnostics Transaction will combine Healthscope and Symbion Health's complementary businesses and will create a leading Australian healthcare services company, with the market leading position in pathology, and leading positions in private hospitals, diagnostic imaging and medical centres. The Merged Group will have an improved position in the Australian domestic healthcare industry as a whole, as compared to the Healthscope Group or the Symbion Health Diagnostics Businesses on a stand-alone basis.

Under the Diagnostics Transaction, Healthscope will acquire all of the ordinary shares in SH Holdings, the holding company of the Diagnostics Businesses. Healthscope's acquisition of the Diagnostics Businesses is not conditional upon the C&P Scheme being approved. However, should the C&P Scheme be approved and implemented, following implementation Healthscope will acquire Symbion Health Limited (after the C&P Businesses have been transferred from it to certain IAC Consortium entities) for nominal consideration (plus an amount equal to any cash held by the International Companies) and Healthscope will enter into shared service arrangements with the IAC Consortium to replicate the commercial outcome that would have eventuated under the Original Scheme.

Should the C&P Scheme not be approved and implemented and the Diagnsotics Transaction be implemented, Symbion Health (which would at that time own the C&P Businesses alone) will remain listed on ASX and Healthscope will enter into shared service arrangements directly with it.

The significant strategic benefits associated with the integration of the Healthscope Group's hospitals and pathology operations with the Symbion Health Group's pathology, medical centres and diagnostic imaging businesses are compelling and are expected to result in a combined group with the following key attributes:

- pro-forma revenues for the year ended 30 June 2007 of over $2,182 million; [21]
- pro-forma EBITDA for the year ended 30 June 2007 of over $415 million; [22]
- the number 1 position in the Australian pathology industry, based on revenue;
- the number 2 position in the Australian private hospital industry, based on revenue;
- leading positions in diagnostic imaging and medical centres;
- an integrated operating model; and
- stable domestic platform and established presence in the Asian pathology market.

The acquisition of the Symbion Health Diagnostics Businesses by the Healthscope Group will weight the Merged Group to attractive sectors of the domestic healthcare industry. Healthscope believes in the significant strategic benefits the transaction will create for the Merged Group, both in the short term and in the longer term.

Board of directors and management

Following implementation of the Diagnostics Transaction, Healthscope will continue to be led by the existing Healthscope Board of Directors (as described in section 7.1(e)), with current Healthscope Chairman Kevin McCann as Chairman. In addition, Healthscope intends to invite Mr James Hall (currently a director of Symbion Health) to join the board of Healthscope if both the Diagnostics Transaction and C&P Scheme are implemented. Mr Hall will consider whether to accept this invitation once the outcome of the C&P Scheme is known.

21 Based on the pro forma Merged Group financial information set out in section 9.2(h) (and the assumptions and qualifications underlying that pro forma Merged Group financial information).

22 Based on the pro forma Merged Group financial information set out in section 9.2(h) (and the assumptions and qualifications underlying that pro forma Merged Group financial information, including the assumptions relating to the incorporation of synergies).

Healthscope's Managing Director, Bruce Dixon, will continue as Managing Director of the Healthscope Group. Mr Dixon will be supported by the existing Healthscope senior management team and strong, experienced divisional management teams from both Healthscope and Symbion Health. The exact composition of the divisional management teams of the Merged Group will not be finalised until after completion of the Diagnostics Transaction and the outcome of the C&P Scheme is known.

Capital structure

As at the date of this document, Healthscope has 239,373,734 Healthscope Shares on issue. If the Diagnostics Transaction is implemented, Healthscope will issue between approximately 266 million and approximately 302 million additional Healthscope Shares in connection with the Diagnostics Transaction (see section 4.4).

Description of operating divisions

If the Diagnostics Transaction is implemented, then following completion of that transaction, the Merged Group will comprise the businesses illustrated in Figure 9 below and in the diagrams of the Merged Group's Australian and international operations also shown below.

Figure 9: Merged Group structure


Healthscope
Hospitals
• 46 Facilities
• Revenue FY07 $960m
• EBITDA FY07 $142m
Pathology
• 984 Collection Centres
• 151 Laboratories
• Revenue FY07 $857m
• EBITDA FY07 $147m
Diagnostic Imaging
• 130 Imaging Sites
• Revenue FY07 $310m
• EBITDA FY07 $55m
Medical Centres & Skin Cancer Clinics
• 54 Medical Centre Sites
• 30 Skin Cancer Clinics
• Revenue FY07 $60m
• EBITDA FY07 $11m

Note Revenue and EBITDA figures are based on the pro-forma Merged Group financial information set out in section 9 2(h) (and the assumptions and qualifications underlying that pro-forma Merged Group financial information), excluding synergies. The EBITDA amounts shown in the diagram relate to divisional performance only, and exclude corporate head office costs

Australian domestic & international operations [23]


Malaysia
25 Collection Centres
12 Pathology Labs
Singapore
2 Pathology Labs
Queensland
Allamanda Surgicentre
Allamanda Private Hospital
Brisbane Private Hospital
Pacific Private Hospital
Peninsula Private Hospital
Pine Rivers Private Hospital
RiverCity Private Hospital
Sunnybank Private Hospital
225 Collection Centres
32 Pathology Labs
37 Imaging Sites
9 Medical Centres
10 Skin Cancer Clinics
Northern Territory
Darwin Private Hospital
7 Collection Centres
2 Pathology Labs
1 Skin Cancer Clinic
New South Wales and ACT
Brisbane Waters Private Hospital
Campbelltown Private Hospital
Lady Davidson Hospital
Mosman Private Hospital
Nepean Private Hospital
Newcastle Private Hospital
Prince of Wales Private Hospital
Sydney Southwest Private Hospital
The Hills Private Hospital
The Sydney Clinic
Tweed Day Surgery
National Capital Private Hospital
247 Collection Centres
32 Pathology Labs
56 Imaging Sites
19 Medical Centres
12 Skin Cancer Clinics
South Australia
Ashford Private Hospital
Flinders Private Hospital
Griffith Rehabilitation Centre
Parkwynd Private Hospital
The Memorial Hospital
53 Collection Centres
15 Pathology Labs
1 Skin Cancer Clinic
Tasmania
Hobart Private Hospital
St Helen's Private Hospital
4 Collection Centres
1 Pathology Lab
New Zealand
8 Collection Centres
1 Pathology Lab
5 Veterinary Labs
Western Australia
Mount Hospital
99 Collection Centres
10 Pathology Labs
15 Medical Centres
2 Skin Cancer Clinics
Victoria
Bellbird Private Hospital
Como Private Hospital
Cotham Private Hospital
Dorset Rehabilitation Centre
Geelong Private Hospital
Healthscope Community Programs
Ivanhoe Private Rehabilitation Hospital
John Fawkner Private Hospital
Knox Private Hospital
Melbourne Private Hospital
Northpark Private Hospital
Olympia Private Rehabilitation Hospital
Ringwood Private Hospital
The Geelong Clinic
The Melbourne Clinic
The Victoria Clinic
The Victorian Rehabilitation Centre
316 Collection Centres
39 Pathology Labs
37 Imaging Sites
11 Medical Centres
4 Skin Cancer Clinics

23 Based on the aggregate of the Symbion Health Diagnostics Businesses and Healthscope as at 8 October 2007, prior to the effect of any post transaction restructuring and divestments required by the ACCC Undertaking.

(i) Private hospitals

The Symbion Health Group does not have a hospitals business. Therefore, the private hospitals business of the Merged Group will comprise that of the Healthscope Group described in section 7.1(d). In particular:

- Healthscope has Australia's second largest private hospital network, with the Healthscope Group owning or managing 46 medical/surgical, rehabilitation and psychiatric hospitals in Australia. This network consists of well-established, high quality institutions, with many located in key population growth corridors. Hospitals owned or managed by the Healthscope Group include Melbourne Private Hospital, Prince of Wales Private Hospital, Mount Hospital, Ashford Private Hospital and Brisbane Private Hospital.
- The Healthscope Group has a large number of brownfield and greenfield expansion opportunities across its existing portfolio, including major expansionary developments at Mount Hospital and Knox Private Hospital and the construction of a new 140+ bed facility in the North Western Sydney growth corridor, Norwest Private Hospital.
- Healthscope has agreements with all major health funds.

The Australian hospital network of the Healthscope Group which will form part of the Merged Group is summarised in Table 1 below.

Table 1: The Merged Group's Australian hospital network [24]

Hospital Network	Number of Hospitals	Number of Available Overnight Beds
VIC	17	1,221
NSW & ACT	12	1,114
SA	5	556
QLD	8	687
TAS	2	178
WA	1	185
NT	1	87
Total	**46**	**4,028**

(ii) Pathology

The Merged Group will have a leading national presence in the pathology industry with strong market share in all Australian States and established local brands.

Table 2: Merged Group's pathology network [25]

Collection Centre	Healthscope	Symbion Health	Combined
Australian Operations			
VIC	124	192	316
NSW & ACT	32	215	247
SA	53	-	53
QLD	19	206	225
TAS	4	-	4
WA	22	77	99
NT	-	7	7
International Operations			
New Zealand	8	-	8
Malaysia	25	-	25
Total Collection Centres	**287**	**697**	**984**

Laboratory Network	Healthscope	Symbion Health	Combined
Australian Operations			
VIC	16	23	39
NSW & ACT	5	27	32
SA	15	-	15
QLD	5	27	32
TAS	1	-	1
WA	3	7	10
NT	-	2	2
International Operations			
New Zealand	6	-	6
Malaysia	12	-	12
Singapore	2	-	2
Total Laboratories	**65**	**86**	**151**

24 As at 8 October 2007

25 Based on the aggregate of the Symbion Health Diagnostics Businesses and Healthscope as at 8 October 2007, prior to the effect of any post transaction restructuring and divestments required by the ACCC Undertaking.

In addition to its presence in Australia, the Merged Group will also have a growing presence in the Asian pathology market through the Healthscope Group's Asian businesses. In Malaysia, the Healthscope Group is the leading provider of community pathology services with a market share (based on revenue) in the community pathology segment of around 40%. The Healthscope Group has 12 laboratories (including 8 in hospitals) in Malaysia, including the only laboratory with ISO 15189 accreditation for all major disciplines. In Singapore, the Healthscope Group (through its Quest brand) is also the leading provider of community pathology services with two laboratories and a market share (based on revenue) in the community pathology segment of over 50%.

(iii) Diagnostic imaging

The Healthscope Group does not have a diagnostic imaging business, therefore the Merged Group's diagnostic imaging division will comprise that currently conducted by the Symbion Health Group.

The Merged Group will have Australia's third largest diagnostic imaging network by revenues, operating in public hospitals, private hospitals and stand-alone imaging centres in New South Wales, Queensland and Victoria. The Merged Group will operate 130 diagnostic imaging sites using a broad range of techniques and equipment from general x-ray to nuclear medicine. The Symbion Health Group undertook over 2.2 million imaging examinations during the financial year ended 30 June 2007.

On implementation of the Diagnostics Transaction, the Merged Group will have interests in 18 magnetic resonance imaging (MRI) machines and 79 computed tomography (CT) machines, either through direct ownership or joint ventures.

Key imaging brands of the Merged Group will include Queensland Diagnostic Imaging, Sydney X-Ray and Melbourne Ultrasound for Women.

Table 3: Merged Group's diagnostic imaging network

Diagnostic Imaging Network	Number of Sites
VIC	37
NSW	56
QLD	37
Total	**130**

(iv) Medical centres and skin cancer clinics

The Merged Group's medical centres division will include those medical centres currently operated by the Symbion Health Group.

The Merged Group will operate 54 Symbion Health medical centres across 5 Australian States and Territories. The medical centre network will engage over 470 General Practitioners. The Symbion Health medical centres (which will form the basis of the Merged Group's medical centres) provided approximately 2,092,000 consultations during the financial year ended 30 June 2007. General Practitioners involved in each medical centre practice will continue to run all clinical aspects of the business, while the Merged Group will receive a portion of revenue generated in consideration for infrastructure, management and operational services provided to them.

Table 4: Merged Group's medical centre network

Medical Centre Network	Number of Sites
VIC	11
NSW	17
QLD	9
WA	15
ACT	2
Total	**54**

In addition, the Merged Group will operate approximately 30 Healthscope skin cancer clinics across 5 Australian States and the Northern Territory. The skin cancer clinics engage approximately 85 General Practitioners.

Skin Cancer Clinics	Number of Sites
NSW	12
QLD	10
VIC	4
WA	2
SA	1
NT	1
Total	**30**

(b) Transaction rationale

(i) Creation of Australia's largest pathology network

The combination of Healthscope's and Symbion Health's pathology businesses will create Australia's largest pathology network with a strong stable of brands and significant laboratory capacity. The Merged Group will be the number one pathology provider in Australia based on revenue and a strengthened competitor to the current market leader.

The Symbion Health Group has leading local brands in many markets. Whilst the branding strategy will remain local, Healthscope intends to maintain and enhance these brands through an integrated marketing and cross-promotion strategy, including, where appropriate, through the Symbion Health Group's medical centres and Healthscope's hospital network.

Figure 10: Combined pathology branding [26]


Healthscope
General Pathology
LABORATORIES
Gribbles
PATHOLOGY
Davies Campbell de Lambert
PATHOLOGY
symbion
Health
dorevitch
Pathology
symbion
Laverty Pathology
MML Pathology.
western
diagnostic
Pathology

The Diagnostics Transaction will significantly increase the scale of the Healthscope Group's current pathology operations. In many markets, there is duplication between the Healthscope and Symbion Health pathology networks, and a central strategic rationale of the Diagnostic Transaction is the opportunity to rationalise this infrastructure and optimise the location of laboratories to maximise referral capture and enhance service delivery. The rationalisation and increase in scale will also improve Healthscope's ability to provide a diverse range of career development opportunities for its staff. Healthscope expects the cost savings and other restructure benefits to improve EBITDA margins in the pathology division, from approximately 16% on a Healthscope Group stand-alone basis to over 20% on a pro-forma basis for the Merged Group.

The Merged Group will have a network of over 140 laboratories and 900 collection centres and a workforce of pathologists, scientists, collection staff, couriers and support staff.[27] National coverage will improve the chances of winning national testing contracts and clinical trials business.

26 The 'Symbion Health' and 'Symbion Health logo' trade marks would be transferred from Symbion Health to the C&P Companies under the Restructure Agreement (relating to the proposed restructure of the Symbion Health Group). Under the same agreement the Diagnostics Group will obtain the ownership of certain trade marks currently registered in the name of Symbion Health but which are used in the Diagnostics Businesses. Some of these trade marks incorporate the Symbion Health logo (the "Diagnostics Trade Marks"). The Restructure Agreement also provides that the relevant Symbion Health Group members would grant to the Diagnostics Group a non-exclusive, royalty-free licence to use the 'Symbion Health' and 'Symbion Health logo' trade marks for 18 months in Australia in connection with the same goods and services to which those marks were applied by the Diagnostics Businesses prior to the restructure. At the end of that period, the Diagnostics Group must cease to use those two trade marks, whether on their own or as part of the Diagnostics Trade Marks.

27 Based on the aggregate of the Symbion Health Diagnostics Businesses and Healthscope as at 8 October 2007, prior to the effect of any post transaction restructuring.

Figure 11: Combined pathology market share based on licensed collection centres [28]



Market Share
70%
60%
50%
40%
30%
20%
10%
0%
28%
4%
64%
46%
4%
42%
13%
21%
33%
10%
33%
NSW/ACT
NT
QLD
SA
TAS
VIC
WA
Symbion Health
Healthscope

(ii) Creation of a unified and integrated network

The combination of Healthscope's businesses with Symbion Health's Diagnostics Businesses will create a truly integrated private healthcare company and may enable the Merged Group to capture synergies between each business under ownership. Healthscope expects the long term benefits from such integration to be significant.

Integration is a rising trend in the private healthcare sector in Australia and is aimed at enabling the capture of additional revenue and improved margins and increasing patient volumes from a unified referral base. The addition of diagnostic imaging and pathology revenue streams to a hospital's service offering also increases the financial return on the fixed investment in the hospital facility. The model is widely used by major hospital groups in the United States, United Kingdom, Europe and South-East Asia. Public hospitals in Australia use a similar model and Primary Health Care and Sonic Healthcare both use their medical centres as a source of referrals for their pathology business.

At present, Healthscope is the only private 'for profit' healthcare company to be successfully achieving hospital and pathology integration. The model has been well received by doctors and patients to date, and with the model having been widely used by the Australian public health care network for some time, Healthscope is confident of a favourable reception with its extension to diagnostic imaging and medical centres.

(iii) Improved position in the domestic healthcare sector

Combining the diagnostics businesses of two of Australia's leading healthcare services providers will result in the Healthscope Group having an improved position within the domestic healthcare sector. Healthscope will have leading positions in private hospitals and pathology and a larger footprint in the domestic health care sector as a whole. This improved position within the domestic sector will provide a foundation for the Merged Group to investigate opportunities to further expand its current operations internationally.

28 The chart in Figure 11 is based on information sourced from Medicare Australia records as at 20 February 2007 and Healthscope management estimates.

(c) Business strategy and operational plan

(i) Stable industry environment

The Merged Group's businesses are underpinned directly or indirectly by Federal Government funding and policies that are supportive of private healthcare. This has generally resulted in strong and stable cash flows for the respective businesses of the Healthscope Group and Symbion Health Group.

Private hospitals receive a significant proportion of their funding from private health insurers who have agreements with private hospital operators to provide services to fund members. The Federal Government provides a 30% tax rebate to the cost of private health insurance premiums to individuals who obtain private health insurance. The Federal Government's Lifetime Health Cover program also provides a strong incentive for individuals to obtain private health insurance before the age of 31. These policies have assisted in driving private health insurance membership among the Australian population from approximately 31% in 1999 to approximately 43% as at 30 June 2007.

Revenues from the pathology and diagnostic imaging businesses are supported by industry funding agreements with the Federal Government. These agreements provide for total government outlays for these services to increase by approximately 5% per annum. Each agreement runs for 5 years. The current pathology agreement expires on 30 June 2009, and the current diagnostic imaging agreement expires on 30 June 2008. Negotiations are currently under way between the Commonwealth Government and diagnostic imaging industry bodies regarding a new diagnostic imaging agreement. Healthscope is not expecting any major changes to the Federal Government funding policy.

Figure 12: Pathology and diagnostic imaging industry funding

Pathology funding value


8.4%
4.6%
7.3%
8.1%
7.9%
6.1%
1,157
1,407
1,522
1,642
2000
2001
2002
2003
2004
2005
2006
2007
Funding Value ($m)
Growth

Diagnostic imaging funding value


4.9%
5.0%
5.0%
4.1%
11.5%
8.5%
6.5%
1,105
1,159
1,217
1,278
1,331
1,483
1,609
2000
2001
2002
2003
2004
2005
2006
2007
Funding Value ($m)
Growth

(ii) Integration will enable the Merged Group to present a unified healthcare network to customers

The breadth of the Merged Group's businesses may provide opportunities for significant cross-referrals within the network. Medical centres will be a key driver of pathology, hospital and diagnostic imaging referrals. Similarly, hospitals could be a driver of pathology and diagnostic imaging referrals. Services will continue to be delivered through localised brands to ensure that revenue leakage is minimised whilst preserving clinical integrity. At the same time significant integration will occur at back-office and regional levels across the distinct services.

(iii) Relationships with key stakeholders

The Healthscope Group has strong relationships with its staff, clinical professionals and customers. The Merged Group will seek to maintain and nurture these relationships as they are considered to be the keys to the success of its business model.

As the operator of the largest healthcare services network in Australia, the Merged Group will be seeking to attract and retain leading medical practitioners. A larger clinical and referrer base will enable investment in the most advanced technologies providing a further attraction, particularly to imaging specialists. The increase in scale will also enable the Merged Group to provide a diverse range of career and development opportunities to its staff. Healthscope will consider a range of alternative compensation and remuneration programs for its staff to appropriately align incentives.

(iv) Growth opportunities

Healthscope intends to pursue growth opportunities both domestically and internationally. Domestic acquisition-led growth will be focused on bolt-on acquisitions, particularly in hospitals and medical centres including niche practice areas like skin cancer clinics.

Internationally, the opportunities for acquisitions are likely to be focused on pathology in the Asian region (where the Healthscope Group already has a presence in Malaysia and Singapore). The Healthscope Group also has a growing presence in pathology in New Zealand.

(v) Margin improvement

Healthscope expects margins in the core pathology business of the Merged Group to be significantly higher than they currently are for the Healthscope Group due to the realisation of cost synergies. In particular, the elimination of duplicate infrastructure that Healthscope expects to achieve following the implementation of the Diagnostics Transaction is expected to lead this improvement.

Healthscope also expects to benefit from an improved bargaining position with suppliers, while leveraging its advanced automated technology platform across a greater volume of pathology episodes.

Healthscope intends to continue Symbion Health's initiatives in improving the performance of the Symbion Health Group's diagnostic imaging network through rationalisation of underperforming sites, and use of digital technology where appropriate. Healthscope recognises that there are significant cost pressures in diagnostic imaging, and is considering methods of incentivising radiologists by more closely aligning productivity and profitability with compensation.

(vi) Leading brand names

The Merged Group will have long-standing, established and respected brands in healthcare services, such as Gribbles, Dorevitch, QML, Laverty and Western Diagnostic. Healthscope intends to maintain and enhance these brands through co-ordinated marketing, while unifying the underlying logistical infrastructure.

(vii) Improved risk management and business diversity

The Merged Group will have lower operating risk and a more diverse revenue base, as compared with the Healthscope Group on a stand-alone basis. Based on the pro-forma financial information of the Merged Group for the financial year ended 30 June 2007 set out in section 9.2(h), the EBIT of the Merged Group will be more evenly balanced between pathology and hospitals (as compared with that of the Healthscope Group on a stand-alone basis).

Figure 13: Pro-forma business mix of the Merged Group


EBITDA FY07
Healthscope
Symbion Health
Merged Group
Hospitals
Pathology
& Medical Centres
44%
Consumer
Pharmacy
20%
& Medical

The change in business mix will enhance the diversity of the Healthscope Group's earnings, while remaining within areas of its core competence.

(d) Divestments required under the ACCC Undertaking

On 15 August 2007, the ACCC announced that it would not oppose the acquisition of Symbion Health by Healthscope under the Original Scheme. The ACCC agreed to the Previous ACCC Undertaking proposed by Healthscope, which related to the divestment of certain pathology assets, as follows:

→ Gippsland, Victoria;

→ Benalla, Victoria;

→ Wangaratta, Victoria; and

→ Albury, NSW.

The Previous ACCC Undertaking has been withdrawn and replaced with the ACCC Undertaking to reflect the structure of the Diagnostics Transaction. However, the commercial effect of the Previous ACCC Undertaking has not been altered, and the same divestments are required under the ACCC Undertaking as were required under the Previous ACCC Undertaking.

The required divestments represent approximately $34 million in annual revenues and will reduce the identified annual cost synergies by approximately $2 million, from $79 million under the Original Scheme to $77 million under the Revised Proposal. Healthscope and Symbion Health have agreed that these effects are acceptable to the overall transaction.

The quantified impact of the divestments required by the ACCC Undertaking on identified cost synergies, as referred to in Table 5 below, is a result of detailed analysis of the individual sites being divested.

(e) Transaction synergies

Overview

In addition to the strategic benefits created by the Diagnostics Transaction, Healthscope believes that net cost synergies of $77 million per annum should be available from the Diagnostics Transaction by the third year following implementation (financial year 2010). Healthscope has also identified potential for revenue synergies, through its due diligence investigations, which it believes are potentially achievable over the longer term.

Cost Synergies

Prior to the announcement of the Original Scheme in May 2007, Healthscope undertook detailed due diligence on the Symbion Health Group and identified significant cost synergies that could result from the acquisition of Symbion Health's Diagnostics Businesses. Having identified synergy opportunities, a detailed process was undertaken by Healthscope management to substantiate the estimated synergies and the underlying assumptions supporting those estimates. Elimination of uncertainty with respect to the ACCC approval process gives Healthscope additional confidence that the net level of estimated cost synergies is achievable.

The source and quantum of each class of synergies comprising the total estimated cost synergies of $77 million per annum (net of the impact of the divestments required by the ACCC Undertaking) is detailed below. Due to the delay in transaction timing compared with that under the Original Scheme, Healthscope now expects that approximately 7% of these synergies would be achieved in financial year 2008, approximately 77% in financial year 2009, and 100% in financial year 2010. [29]

Table 5: Estimated net cost synergies

Description	Value ($m) per annum
Pathology Cost Synergies	60.1
Corporate Cost Synergies	16.9
Total Cost Synergies	**77.0**

Sources of cost synergies

As indicated in Table 5 above, the two fundamental sources of the estimated cost synergies arise from the consolidation of the pathology and corporate operations of the Healthscope Group and the Symbion Health Group. The amount of the estimated pathology synergies has been the subject of detailed analysis and evaluation between Healthscope's pathology management team and external advisers. The resultant estimates have been refined throughout a period of due diligence. A breakdown of the sources of the identified cost synergies follows:

- The majority of the cost synergies relate to laboratory consolidation, via the integration and rationalisation of overlapping Healthscope and Symbion Health laboratories. Laboratories will be consolidated to optimize the geographic spread and quality of the Merged Group's facilities going forward.
- The other pathology savings relate to:
  - procurement of consumables;
  - the closure of overlapping collection centres within the network; and
  - the rationalisation of duplicated pathology corporate functions and pathology IT.

The estimated corporate synergies have also undergone a similar process of testing and refining throughout Healthscope's due diligence process in relation to the acquisition of Symbion Health (under the Original Scheme) and the acquisition of Symbion Health's Diagnostics Businesses under the Diagnostics Transaction. Of the $16.9 million per annum amount referred to in Table 5 above:

- the majority relates to the rationalisation of corporate functions (i.e. board of directors and executive management) and the saving of costs previously incurred by Symbion Health as a result of being a public listed company; and
- the remainder represents information technology savings, which primarily relate to the merging of the respective businesses' operations to common IT platforms.

29 These expectations are based on the assumption that implementation of the Diagnostics Transaction occurs by February 2008.

Healthscope has estimated the one-off cost of achieving the identified cost synergies to be approximately $51 million. This amount comprises approximately $34 million in operating expenditure, and up to $17 million in capital expenditure. The bulk of these one-off costs will be realised in the 2008 and 2009 financial years.

The primary sources of implementation costs include redundancy costs, pathology laboratory closure costs, capital expenditure relating to laboratory expansion and information technology integration, as well as the establishment of a Project Implementation Team to manage the overall integration of the Healthscope and Symbion Health businesses.

Revenue synergies

Since announcement of the Original Scheme in May 2007, Healthscope has undertaken further investigation and planning in relation to the potential revenue synergies that may result from the acquisition of Symbion Health's Diagnostics Businesses. Detailed analysis of the potential revenue synergies involved identification and quantitative analysis, as well as the formulation of a detailed transaction implementation plan that is designed to maximise revenue synergy capture.

These potential revenue synergies have not been quantified or included in the $77 million per annum net synergies amount referred to above.

Risks

The realisation and timing of the synergies referred to above are subject to certain risks, which are further described in section 11.

Detailed integration plan

Healthscope management has prepared a detailed integration plan which is focused on estimated synergy drivers, and will be facilitated and overseen by a dedicated management team comprising members from both the Healthscope and Symbion Health management teams.

(f) Dividends

Assuming that the Diagnostics Transaction is completed before the record date for any Healthscope interim dividend in respect of the period ending 31 December 2007, the Healthscope Shares issued to Symbion Health and distributed to Symbion Health shareholders in connection with the Diagnostics Transaction will be entitled to participate in such interim dividend. In this regard, Healthscope has agreed that the 'ex date' and record date for such an interim dividend will occur after 28 February 2008 (being the deadline under the Diagnostics Transaction Implementation Deed for completion of the Diagnostics Transaction to occur).

Going forward, Healthscope will continue to assess the level of dividend payments in light of the prevailing circumstances at the relevant times, including by reference to the level of profits that are available for distribution and the capital needs of the Merged Group.

(g) EPS

In the announcement of the Diagnostics Transaction on 8 October 2007, Healthscope indicated that the proposed acquisition of the Diagnostics Businesses is expected to be EPS accretive to Healthscope shareholders in the full year ending 30 June 2010.

The EPS impact was determined prior to the earnings impact of non-recurring items (including one-off integration costs), depreciation and amortisation arising from acquisition accounting, and is based on management's expectations of the operational performance for the various businesses included in the Merged Group. For this calculation, it was assumed that the Healthscope VWAP would be $5.60.

A number of factors will influence the ultimate EPS impact of the acquisition of the Diagnostics Businesses, including:

- the number of Healthscope Shares that will be issued to Symbion Health as a result of the actual Healthscope VWAP;
- the future financial and operating performance of both Healthscope in a pro-forma standalone capacity and the Merged Group;
- the timing and magnitude of synergies that are realised by the Merged Group;
- future interest rates and currency exchange rates;
- the impact of the ACCC Undertaking on the Merged Group's earnings and gearing; and
- the amount of future dividends paid by Healthscope, and the operation of and level of shareholder participation in Healthscope's dividend reinvestment plan.

These factors, and others, will influence in a collective manner the ultimate EPS impact of the Diagnostics Transaction. Different combinations of outcomes from these various factors would, on an overall basis, produce different EPS outcomes. No one factor alone will be determinative of the ultimate impact on EPS.

(h) Pro-forma financial information of the Merged Group

(i) Information prepared

For the purpose of considering the effect of the Diagnostics Transaction on Healthscope, the following pro-forma financial information has been prepared:

- an abridged pro-forma consolidated income statement of the Merged Group for the year ended 30 June 2007;
- an abridged pro-forma consolidated balance sheet of the Merged Group as at 30 June 2007; and
- an abridged pro-forma consolidated cash flow statement of the Merged Group for the year ended 30 June 2007.

The abridged pro-forma financial information for the Merged Group presented in this section 9.2(h) is for illustrative purposes only. It is provided to assist shareholders in considering the effect of the implementation of the Diagnostics Transaction on Healthscope.

The abridged pro-forma consolidated balance sheet of the Merged Group as at 30 June 2007 assumes, amongst other things, that Healthscope had acquired all of the Diagnostics Businesses under the Diagnostics Transaction as at 30 June 2007. The abridged pro-forma consolidated income statement of the Merged Group and abridged pro-forma consolidated cash flow statement of the Merged Group, in each case for the year ended 30 June 2007, assume, amongst other things, that Healthscope had acquired all of the Diagnostics Businesses under the Diagnostic Transaction as at 1 July 2006. Further details of the other applicable assumptions are set out below in this section 9.2(h).

It should be noted that no forecast information in relation to the financial performance of the Merged Group post implementation of the Diagnostics Transaction is being provided, as Healthscope is not able to provide any such information which is sufficiently meaningful and reliable to include in this document. In this regard, the Merged Group's performance in any period will reflect a number of factors that cannot, at this stage, be predicted with a high level of confidence and are outside its control. In this regard, section 11 sets out risks relevant to the performance of the Merged Group's business.

It should also be noted that the abridged pro-forma consolidated income statement of the Merged Group and abridged pro-forma consolidated cash flow statement of the Merged Group set out in this section 9.2(h) are not forecasts. They do not purport to reflect the likely reported earnings or cash flows of the Merged Group for the year ended 30 June 2008 or for any other period, and do not constitute a representation that future profits (or any other matter) will be achieved, either at all or in the amounts or by the dates indicated.

The actual reported earnings and cash flows of the Merged Group will vary from the pro-forma financial information set out in this section 9.2(h) due to factors including the following:

- the effective date of the acquisition of the Diagnostics Businesses by Healthscope will be later than 1 July 2006; and
- any synergy and efficiency benefits expected to be achieved in the first year after implementation of the Diagnostics Transaction will be significantly lower than those expected to be achieved in the third financial year after the completion of the Diagnostic Transaction (the level of synergies and efficiencies assumed for the purposes of financial information for the Merged Group are for the third financial year after the completion of the Diagnostics Transaction (being financial year 2010)).

(ii) Basis of preparation

The pro-forma financial information has been prepared in accordance with the measurement and recognition requirements (but not all the disclosure requirements) of Australian Accounting Standards as if the pro-forma transactions set out in this section 9.2(h) had occurred on the applicable dates. International Financial Reporting Standards form the basis of Australian Accounting Standards adopted by the AASB, being Australian equivalents to International Financial Reporting Standards (AIFRS).

The pro-forma financial information has been prepared on the basis of:

- the 'stand alone' financial information in relation to Healthscope (set out in section 7.1(f)), including the assumptions underlying the preparation of that information; and
- the 'stand alone' financial information in relation to Symbion Health (set out in section 8.5), including the assumptions underlying the preparation of that information.

All financial information relating to Healthscope has been provided by, and is the sole responsibility of, Healthscope. All financial information relating to Symbion Health has been provided by, and is the sole responsibility of, Symbion Health.

It should also be noted that the pro-forma Merged Group financial information:

- does not contain all of the disclosures that are usually provided in an annual report prepared in accordance with the Corporations Act;
- does not include the notes to and forming part of the financial statements of Symbion Health and Healthscope; and
- does not take into account the divestitures that will be required as a result of the ACCC Undertaking (see section 4.3(j)).

(iii) Assumptions and risks

The pro-forma financial information set out in this section 9.2(h) should be read together with:

- the assumptions underlying their preparation as set out in sections 9.2(h)(iv), 9.2(h)(v) and 9.2(h)(vi);
- the risk factors set out in section 11; and
- the other information contained in this document.

In particular, shareholders should carefully consider the assumptions and risk factors when considering the information and assessing the future performance of the Merged Group.

(iv) Abridged pro-forma consolidated income statement of the Merged Group

Figure 14 sets out an abridged stand-alone consolidated income statement of the Healthscope Group, an abridged stand-alone consolidated income statement of the Diagnostics Businesses, and an abridged pro-forma consolidated income statement of the Merged Group (assuming that Healthscope had acquired all of the Diagnostics Businesses under the Diagnostics Transaction as at 1 July 2006), in each case for the year ended 30 June 2007.
Figure 14 provides a summary only.

Figure 14: Abridged pro-forma consolidated income statement of the Merged Group for the year ended 30 June 2007

	Healthscope 2007 Pro forma	Symbion Diagnostic 2007 Pro forma	Pro forma adjustments	Pro forma Merged Group 2007	Synergies	Pro forma Merged Group 2007 Including Synergies
	$'000	$'000	$'000	$'000	$'000	$'000
Revenue	1,224,194	957,852	–	2,182,046	–	2,182,046
EBITDA before non-recurring items	**177,584**	**161,241**	–	**338,825**	**77,000**	**415,825**
Margin (%)	**14.5%**	**16.8%**	–	**15.5%**	–	**19.1%**
Depreciation & amortisation	(35,266)	(42,948)	–	(78,214)	(3,993)	(82,207)
EBIT before non-recurring items	**142,318**	**118,293**	–	**260,611**	**73,007**	**333,618**
Margin (%)	**11.6%**	**12.3%**	–	**11.9%**	–	**15.3%**
Net borrowing costs	(44,700)	(31,074)	(44,550)	(120,324)	–	(120,324)
Net profit before tax and non-recurring items	**97,618**	**87,219**	**(44,550)**	**140,287**	**73,007**	**213,294**
Income tax expense	(28,956)	(26,166)	13,857	(41,265)	(21,902)	(63,167)
NPAT before non-recurring items	**68,662**	**61,053**	**(30,693)**	**99,022**	**51,105**	**150,127**

The abridged pro-forma consolidated income statement of the Merged Group for the year ended 30 June 2007 has been provided to demonstrate an indicative statement of financial performance of the Merged Group assuming that Healthscope had acquired the Diagnostics Businesses under the Diagnostics Transaction as at 1 July 2006. Cost synergies added to the pro-forma income statement have been calculated based on Healthscope's expectations of future cost synergies that will flow to the Merged Group over a number of years (refer to section 9.2(e) for further explanation of the synergies).

Transaction specific assumptions

- The synergies included in the pro-forma consolidated income statement of the Merged Group are the anticipated full year synergies for financial year 2010 (ie, after integration is anticipated to be fully completed) and are based on financial year 2008 dollars. The expected phasing of synergies is 7% in financial year 2008, 77% in financial year 2009 and 100% in financial year 2010.
- As a result of the ACCC Undertaking, the pro forma Merged Group revenues are estimated to be reduced by approximately $34 million. No adjustment has been made for the impact of the divestments required by the ACCC Undertaking to the abridged pro forma consolidated income statement of the Merged Group set out in Figure 14. The annual run rate cost synergies, originally identified as $79 million, have been reduced by $2 million.
- The impact of additional depreciation expense of future implementation capital expenditure to be incurred has been included in the column entitled Pro Forma Merged Group 2007 Including Synergies in Figure 14.
- Non-recurring implementation costs referred to in section 9.2(e) have been excluded from the abridged pro-forma consolidated income statement of the Merged Group.
- The pro-forma interest expense for the Merged Group is based on the application of an interest rate of 8.1% to the incremental debt of the Merged Group from assuming the existing debt of the Diagnostics Businesses at completion of the Diagnostics Transaction and paying the transaction costs, as if this debt had been assumed and these transaction costs had been incurred effective 1 July 2006.
- The tax expense has been derived by removing the impact of non recurring adjustments to the tax expense and the tax impact of non recurring items in the income statement.

(v) Abridged pro-forma consolidated balance sheet of the Merged Group

Figure 15 sets out selected information which has been derived from the audited balance sheet of Healthscope as at 30 June 2007 (as presented in the financial report of Healthscope for the year ended 30 June 2007), the audited balance sheet of Symbion Health as at 30 June 2007 (as presented in the financial report of Symbion Health for the year ended 30 June 2007), and an abridged pro-forma consolidated balance sheet of the Merged Group as at 30 June 2007 (prepared based on the assumptions set out below). Figure 15 is a summary only.

Figure 15: Abridged pro-forma consolidated balance sheet of the Merged Group as at 30 June 2007

	Healthscope June 2007 Actual	Symbion Health June 2007 Actual	LESS Consumer & Pharmacy June 2007 Actual	Symbion Diagnostic June 2007 Pro forma	Recapitalis-ation & Acquisition Adjustments	Pro forma Merged Group June 2007
	$'000	$'000	$'000	$'000	$'000	$'000
Assets						
Cash and cash equivalents	2,441	154,430	-	154,430	(154,430)	2,441
Trade and other receivables	83,865	272,462	171,234	101,228	-	185,093
Inventories	31,151	279,617	265,322	14,295	-	45,446
Property, plant and equipment	659,598	239,160	66,999	172,161	-	831,759
Intangible assets	794,023	1,160,888	337,872	823,016	1,657,101	3,274,140
Other assets	51,890	119,351	45,559	73,792	(5,723)	119,959
Total Assets	**1,622,968**	**2,225,908**	**886,986**	**1,338,922**	**1,496,948**	**4,458,838**
Liabilities						
Trade and other payables	128,316	540,817	451,359	89,458	-	217,774
Interest bearing liabilities and derivative financial instruments	557,185	601,208	1,718	599,490	367,125	1,523,800
Provisions	85,722	152,972	13,682	139,290	(21,306)	203,706
Other liabilities	45,274	55,230	9,649	45,581	13,763	104,618
Total Liabilities	**816,497**	**1,350,227**	**476,408**	**873,819**	**359,582**	**2,049,898**
Net Assets	**806,471**	**875,681**	**410,578**	**465,103**	**1,137,366**	**2,408,940**
Equity						
Contributed equity	737,806	-	-	-	1,598,090	2,335,896
Other equity	68,665	871,794	410,578	461,216	(460,724)	69,157
Total Equity	**806,471**	**871,794**	**410,578**	**461,216**	**1,137,366**	**2,405,053**
Minority interests	-	3,887	-	3,887	-	3,887
Total Equity attributable to members of the Merged Group	**806,471**	**875,681**	**410,578**	**465,103**	**1,137,366**	**2,408,940**

Transaction specific assumptions

- The acquisition accounting assumes a Healthscope VWAP of $5.60 and an exchange ratio of 0.4393 Healthscope Shares for each Symbion Health share and that 649,630,030 Symbion Health shares are on issue at the date of acquisition.
- The information for the Merged Group shows the impact of the acquisition of the Diagnostics Businesses under the Diagnostics Transaction. There is no impact on the consolidated Merged Group from the implementation of the C&P Scheme between Symbion Health and the IAC Consortium. Accordingly, that transaction has been excluded.
- For the purposes of calculating intangible assets in the pro-forma Merged Group balance sheet, the book value of Symbion Health's assets and liabilities, as reported in the audited accounts as at 30 June 2007, is assumed to be equal to their fair value at the date of acquisition (with the exception of contingent liabilities noted below).

- A review of the fair value of assets and liabilities of the Diagnostics Businesses will be undertaken post acquisition, however, for the purposes of providing financial information in this document the contingent liabilities of the Diagnostics Businesses as at 30 June 2007 have been adjusted in the pro-forma Merged Group balance sheet where applicable. When the fair value review is completed, adjustments may need to be made to the fair value of the assets and liabilities as disclosed in the pro-forma balance sheet and other intangible assets may need to be recognised. These adjustments may give rise to changes in the actual amortisation charges compared to the amortisation charges included in the pro-forma income statement.
- Under the Diagnostics Transaction, it is expected that the tax base of certain assets of the Diagnostics Businesses will be different to the accounting values of these assets on entry into the Healthscope tax consolidated group. Any impact of such adjustments on the measurement of deferred tax on acquisition will have an equal and opposite impact on goodwill.
- It is assumed that the deferred tax assets associated with carried forward capital tax losses will not meet the same business or ownership tests and therefore they have not been recognised as an asset (or a reduction in deferred tax liabilities) in the pro forma Merged Group balance sheet. Revenue tax losses recognised in the accounts of Symbion Health as deferred tax assets are expected to be fully utilised during the 2007 financial year.
- In compiling the pro-forma consolidated balance sheet of the Merged Group, all transaction costs associated with the transaction have been assumed to have been paid out of interest bearing liabilities.
- The transaction costs incurred by Healthscope, apart from debt facility costs, have been capitalised as intangible assets in the pro-forma consolidated balance sheet of the Merged Group. The debt facility costs have been allocated against interest bearing liabilities and will be amortised over the term of the facility.
- The Symbion Health balance sheet has been modified to reclassify debtors associated with the pharmacy securitisation program. The adjustment increases the non-securitised trade debtors and decreases cash and cash equivalents by $42.3 million.
- The impact of the final Symbion Health dividend paid in respect of the financial year ended 30 June 2007 has been recognized as an adjustment to the net debt acquired at completion.

(vi) Abridged pro-forma consolidated cash flow statement of the Merged Group

Figure 16 sets out an abridged stand-alone consolidated cash flow statement of the Healthscope Group, an abridged stand-alone consolidated cash flow statement of the Diagnostics Businesses, and an abridged pro-forma consolidated cash flow statement of the Merged Group (assuming that Healthscope had acquired the Diagnostics Businesses under the Diagnostics Transaction as at 1 July 2006, as well as the transaction specific assumptions set out below), in each case for the year ended 30 June 2007. Figure 16 provides a summary only.

Figure 16: Abridged pro-forma consolidated cash flow statement of the Merged Group for the year ended 30 June 2007[1]

	Healthscope 2007 Pro forma	Symbion Diagnostic 2007 Pro forma	Pro forma adjustments	Pro forma Merged Group 2007	Synergies	Pro forma Merged Group 2007 Including Synergies
	$'000	$'000	$'000	$'000	$'000	$'000
EBITDA before non-recurring items	177,584	161,241	-	338,825	77,000	415,825
Working capital and other adjustments	(7,691)	(29,368)	-	(37,059)	-	(37,059)
Cash generated from operations	**169,893**	**131,873**	**-**	**301,766**	**77,000**	**378,766**
Interest paid	(43,318)	(31,074)	(42,910)	(117,302)	-	(117,302)
Tax paid	(18,008)	(26,166)	12,873	(31,301)	(21,902)	(53,203)
Capital expenditure	(52,330)	(32,949)	-	(85,279)	-	(85,279)
(Acquisitions)/Divestments	(69,932)	(49,837)	-	(119,769)	-	(119,769)
Greenfield developments	(35,030)	-	-	(35,030)	-	(35,030)
Dividends paid to minority shareholders	-	(3,648)	-	(3,648)	-	(3,648)
Net proceeds from borrowings	52,020	-	-	52,020	-	52,020
Proceeds from shares issued	26,625	-	-	26,625	-	26,625
Net cash inflow/(outflow) before non-recurring items and dividends to the Merged Group's shareholders	**29,920**	**(11,801)**	**(30,037)**	**(11,918)**	**55,098**	**43,180**

Note 1 Net cash inflow/(outflow) before non-recurring items does not include one-off implementation costs referred to in section 9.2(e).

Transaction specific assumptions

- The synergies included in the pro-forma consolidated cash flow statement of the Merged Group are the anticipated full year synergies for financial year 2010 (ie, after integration is anticipated to be fully completed) and are based on financial year 2008 dollars. The expected phasing of synergies is 7% in financial year 2008, 77% in financial year 2009 and 100% in financial year 2010.
- No adjustment has been made for the impact of the divestments required by the ACCC Undertaking to the abridged pro forma consolidated cash flow statement of the Merged Group set out in Figure 16.
- The pro-forma interest expense for the Merged Group is based on the application of an interest rate of 8.1% to the incremental debt of the Merged Group from assuming the existing debt of the Diagnostics Businesses at completion and paying the transaction costs, as if this debt had been assumed and these transaction costs had been incurred effective 1 July 2006.
- All transaction costs associated with the transaction and the non-recurring implementation costs (referred to in section 9.2(e)) have been excluded from the abridged pro-forma consolidated cash flow statement of the Merged Group.
- The timing of the tax payments on the pro forma adjustments and synergies are assumed to be the same as the timing of the income tax expense.

(i) Healthscope's intentions with respect to the Diagnostics Businesses

(i) Introduction

This section 9.2(i) sets out Healthscope's intentions in relation to:

- the continuation of the Diagnostics Businesses of Symbion Health;
- any major changes to the Diagnostics Businesses and any redeployment of the fixed assets of the Diagnostics Businesses; and
- the future employment of the present employees of the Diagnostics Businesses,

if the Diagnostics Transaction is implemented.

These intentions are based on the information concerning Symbion Health, its business and the general business environment which is known to Healthscope at the time of preparation of this document, which is limited to publicly available information and a due diligence review of certain non-public material provided by Symbion Health.

Final decisions regarding these matters will only be made by Healthscope in light of material information and circumstances at the relevant time. Accordingly, the statements set out in this section 9.2(i) are statements of current intention only, which may change as new information becomes available to it or as circumstances change, including as a result of the outcome of the review referred to in section 9.2(i)(iii).

(ii) Corporate matters

If the Diagnostics Transaction is implemented, Healthscope would acquire all of the shares in SH Holdings, being the entity that owns the Symbion Health Diagnostics Businesses. Symbion Health (which will then own the C&P Businesses alone) will either remain listed on the ASX or be acquired by Lantern.

If Healthscope acquires Symbion Health from Lantern pursuant to the Symbion Health Share Sale Deed (at which time it is anticipated that Symbion Health will have been removed from the Official List of ASX, and would no longer hold the C&P Businesses), Healthscope intends to reconstitute the Symbion Health Board so that it comprises persons nominated by Healthscope. Those nominees have not yet been identified by Healthscope. Final decisions on the selection of Healthscope's nominees will be made in light of the circumstances at the relevant time.

(iii) General operational review

As at the date of this document, Healthscope has conducted a due diligence investigation reviewing certain non-public information about the Symbion Health Group provided by Symbion Health.

Consequently, Healthscope's knowledge of the assets and operations of the Symbion Health Group is limited to public information and that non-public information.

Accordingly, if the Diagnostics Transaction is implemented, Healthscope intends to conduct a thorough and broad-based general review of the operational structure, assets, businesses, personnel and operations of the Diagnostics Businesses (and the Merged Group as a whole).

This review will apply quantitative and qualitative factors to measure performance and areas for improvement. Healthscope will use the processes and methodologies developed in relation to its previous acquisitions to guide this review.

While Healthscope does not have any specific intentions in relation to this review or its outcomes, its current expectation is that a focus of the review will be on:

- the determination of the most effective path to deliver Healthscope's estimated cost synergies and other efficiency gains, by combining the businesses of Healthscope with the Symbion Health Diagnostics Businesses (see section 9.2(e)); and
- the progressive expansion of the Diagnostics Businesses' revenue base, in particular with a view to Healthscope's hospitals having access to pathology and diagnostic imaging services provided by Symbion Health where they are not already provided by the Healthscope Group. To facilitate this potential expansion, a full review will be undertaken of:
  - the capacity of the individual laboratories of the Diagnostics Businesses and their equipment;
  - the location of the collection centres of the Diagnostics Businesses;
  - the relevant courier practices and routes adopted by the Diagnostics Businesses; and
  - the staffing arrangements of the Diagnostics Businesses.

The review may impact on employees of the Merged Group, including as described in section 9.2(i)(iv). In particular, as a result of this review and in order to achieve the cost savings referred to above, some Symbion Health Group employees or Healthscope Group employees may be made redundant. If that is the case, such employees would receive, on redundancy, payments and other benefits in accordance with their contractual and other legal entitlements.

Healthscope is not in a position to determine exactly how many employees may be affected in this way, nor the full nature or timing of any such redundancies, until it has completed its detailed review. However, its intentions with respect to the business include the elimination of duplication in the cost structures of the Merged Group.

(iv) Head office and head office employees

The general operational review described in section 9.2(i)(iii) will include a detailed review of corporate overhead costs. Healthscope expects to rationalise the head office functions of Symbion Health and Healthscope following the outcome of that review. Healthscope intends to combine certain common Symbion Health and Healthscope corporate head office functions. It is anticipated that a number of Symbion Health and Healthscope head office employees would be made redundant and would receive, on redundancy, payments and other benefits in accordance with their contractual and other legal entitlements.

Healthscope is not in a position at this time to determine how many employees may be affected in this way, nor the full nature and timing of any redundancies, until it has conducted the detailed review referred to in section 9.2(i)(iii).

(v) Other intentions

Other than as set out in or referred to in this section 9.2, it is the present intention of Healthscope to:

- generally continue the Diagnostics Businesses of Symbion Health;
- not make any major changes to the Diagnostics Businesses of Symbion Health nor to redeploy any of the fixed assets of the Diagnostics Businesses of Symbion Health; and
- continue the employment of the present employees of the Diagnostics Businesses of Symbion Health.

10. Investigating Accountant's Report

Deloitte

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

26 October 2007

The Directors
Healthscope Limited
Level 1, 407 Royal Parade
Parkville Victoria 3052

Dear Directors

Investigating Accountant's Report on Pro-Forma Historical Financial Information

Deloitte Touche Tohmatsu ("Deloitte") has been engaged by the Directors of Healthscope Limited ("Healthscope" or the "Company") to prepare this Investigating Accountant's Report ("Report") for inclusion in the Explanatory Memorandum to be issued by Healthscope in respect of its proposed acquisition of the Symbion Health Diagnostics Business from Symbion Health Limited ("Symbion").

Expressions defined in the Explanatory Memorandum have the same meaning in this report.

Financial Information

Deloitte has been requested to prepare a report on the Pro Forma Healthscope Consolidated Historical Financial Information and the Pro Forma Merged Group Historical Financial Information described below and disclosed in the Explanatory Memorandum.

Pro Forma Healthscope Consolidated Historical Financial Information

The Pro Forma Healthscope Consolidated Historical Financial Information, as set out in Section 7.1(f) of the Explanatory Memorandum, comprises:

- The abridged pro forma income statements and abridged pro forma cash flow statements of Healthscope for the years ended 30 June 2006 and 30 June 2007;
- The abridged pro forma balance sheets of Healthscope as at 30 June 2006 and 30 June 2007; and

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- The pro forma transactions and/or adjustments described in Section 7.1(f) of the Explanatory Memorandum.

Together, the **Pro Forma Healthscope Consolidated Historical Financial Information.**

The Pro Forma Healthscope Consolidated Historical Financial Information set out in Section 7.1(f) of the Explanatory Memorandum has been derived from the audited financial statements of Healthscope and its controlled entities for the year ended 30 June 2007, after reflecting the pro forma adjustments detailed in Section 7.1(f) of the Explanatory Memorandum.

The financial statements of Healthscope for the year ended 30 June 2007 were audited by Deloitte Touche Tohmatsu. Our audit of Healthscope has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial information is free from material misstatement. The audit opinion issued to the members of Healthscope relating to the financial statements for the year ended 30 June 2007 was unqualified.

The directors of Healthscope are responsible for the preparation and presentation of the Pro Forma Healthscope Consolidated Historical Financial Information, including the determination of the pro forma adjustments.

The Pro Forma Healthscope Consolidated Historical Financial Information is presented in an abbreviated form insofar as it does not include all of the disclosures required by Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act 2001 ("Corporations Act").

Pro Forma Merged Group Historical Financial Information

The Pro Forma Merged Group Historical Financial Information (excluding synergies), as set out in Section 9.2(h) of the Explanatory Memorandum, comprises the unaudited:

- Abridged pro forma income statement and abridged pro forma cash flow statement of the Merged Group for the year ended 30 June 2007;

- Abridged pro forma balance sheet of the Merged Group as at 30 June 2007; and

- Pro forma transactions and/or adjustments described in Section 9.2(h) of the Explanatory Memorandum.

10. Investigating Accountant's Report (continued)

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26 October 2007

Together, the **Pro Forma Merged Group Historical Financial Information.**

The Pro Forma Merged Group Historical Financial Information has been derived from the audited financial statements of Healthscope for the year ended 30 June 2007 and from the financial statements of Symbion for the financial year ended 30 June 2007, after adjusting for the pro forma transactions and/or adjustments and reflecting the assumptions described in Section 9.2(h) of the Explanatory Memorandum.

The financial statements of Symbion for the financial year ended 30 June 2007 were audited by an accounting firm other than Deloitte. This audit was carried out in accordance with Australian Auditing Standards and the corresponding audit opinion issued to the members of Symbion relating to these financial statements was unqualified.

The directors of Healthscope are responsible for the preparation and presentation of the Pro Forma Merged Group Historical Financial Information, including the determination of the pro forma transactions and/or adjustments.

The Pro Forma Merged Group Historical Financial Information is presented in an abbreviated form insofar as it does not include all of the disclosures required by Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act.

Scope

Review of the Pro Forma Healthscope Consolidated Historical Financial Information

We have reviewed the Pro Forma Healthscope Consolidated Historical Financial Information in order to report whether anything has come to our attention which causes us to believe that the Pro Forma Healthscope Consolidated Historical Financial Information, as set out in Section 7.1(f) of the Explanatory Memorandum, does not present fairly:

- The abridged pro forma income statements and abridged pro forma cash flow statements of Healthscope for the years ended 30 June 2006 and 30 June 2007;
- The abridged pro forma balance sheets of Healthscope as at 30 June 2006 and 30 June 2007; and
- The pro forma transactions and/or adjustments described in Section 7.1(f) of the Explanatory Memorandum;

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in accordance with the recognition and measurement principles prescribed in Australian Accounting Standards and the accounting policies adopted by Healthscope as disclosed in the Healthscope consolidated financial statements for the year ended 30 June 2007.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances, including:

- Analytical procedures on the Pro Forma Healthscope Consolidated Historical Financial Information;
- A review of work papers, accounting records and other documents;
- A review of the pro forma adjustments described in Section 7.1(f) of the Explanatory Memorandum;
- A comparison of consistency in application of the recognition and measurement principles in Australian Accounting Standards and the accounting policies adopted by Healthscope as disclosed in the Healthscope consolidated financial statements for the year ended 30 June 2007; and
- Enquiry of the directors and management of Healthscope.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the Pro Forma Healthscope Consolidated Historical Financial Information.

Review of the Pro Forma Merged Group Historical Financial Information

We have reviewed the Pro Forma Merged Group Historical Financial Information in order to report whether anything has come to our attention which causes us to believe that the Pro Forma Merged Group Historical Financial Information (excluding synergies), as set out in Section 9.2(h) of the Explanatory Memorandum, does not present fairly:

- The abridged pro forma income statement and abridged pro forma cash flow statement of the Merged Group for the year ended 30 June 2007;
- The abridged pro forma balance sheet of the Merged Group as at 30 June 2007; and

10. Investigating Accountant's Report (continued)

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- The pro forma transactions and/or adjustments described in Section 9.2(h) of the Explanatory Memorandum;

in accordance with the recognition and measurement principles prescribed in Australian Accounting Standards, the accounting policies adopted by Healthscope as disclosed in the Healthscope consolidated financial statements for the year ended 30 June 2007 and the assumptions described in Section 9.2(h) of the Explanatory Memorandum.

Our review has been conducted in accordance with the Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances, including:

- Analytical procedures on the Pro Forma Merged Group Historical Financial Information;

- A review of work papers, accounting records and other documents, including those dealing with the extraction of the historical balance sheet, income statement and cash flow statement of Healthscope from the audited Healthscope financial statements for the year ended 30 June 2007, and the extraction of the historical balance sheet, income statement and cash flow statement of the Symbion Health Diagnostics Business from the audited Symbion financial statements for the year ended 30 June 2007;

- A review of the work papers of the external auditor of Symbion pertaining to their audit of the consolidated financial statements of Symbion and its controlled entities for the year ended 30 June 2007;

- A comparison of the accounting policies applied in the preparation of the Symbion consolidated financial statements for the year ended 30 June 2007 with those adopted in the preparation of the Healthscope consolidated financial statements for the year ended 30 June 2007 to ascertain whether there were any significant differences in the accounting policies adopted;

- A review of the pro forma transactions and/or adjustments described in Section 9.2(h) of the Explanatory Memorandum;

- A comparison of consistency in application of the recognition and measurement principles in Australian Accounting Standards and the accounting policies adopted by Healthscope as disclosed in the Healthscope consolidated financial statements for the year ended 30 June 2007; and

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- Enquiry of the directors and management of Healthscope.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the Pro Forma Merged Group Historical Financial Information.

Review Statements

Review Statement on the Pro Forma Healthscope Consolidated Historical Financial Information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the Pro Forma Healthscope Consolidated Historical Financial Information, as set out in Section 7.1(f) of the Explanatory Memorandum, does not present fairly:

- The abridged pro forma income statements and abridged pro forma cash flow statements of Healthscope for the years ended 30 June 2006 and 30 June 2007;
- The abridged pro forma balance sheets of Healthscope as at 30 June 2006 and 30 June 2007; and
- The pro forma transactions and/or adjustments described in Section 7.1(f) of the Explanatory Memorandum;

in accordance with the recognition and measurement principles prescribed in Australian Accounting Standards and the accounting policies adopted by Healthscope as disclosed in the consolidated financial statements of Healthscope for the year ended 30 June 2007.

Review Statement on the Pro Forma Merged Group Historical Financial Information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the Pro Forma Merged Group Historical Financial Information (excluding synergies), as set out in Section 9.2(h) of the Explanatory Memorandum, does not present fairly:

- The abridged pro forma income statement and abridged pro forma cash flow statement of the Merged Group for the year ended 30 June 2007;
- The abridged pro forma balance sheet of the Merged Group as at 30 June 2007; and
- The pro forma transactions and/or adjustments described in Section 9.2(h) of the Explanatory Memorandum;

10. Investigating Accountant's Report (continued)

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in accordance with the recognition and measurement principles prescribed in Australian Accounting Standards, the accounting policies adopted by Healthscope as disclosed in the Healthscope consolidated financial statements for the year ended 30 June 2007 and the assumptions described in Section 9.2(h) of the Explanatory Memorandum.

Subsequent Events

Apart from the matters dealt with in this report, and having regard to the scope of our Report, nothing has come to our attention that would cause us to believe that matters arising after 30 June 2007, other than matters dealt with in this Report, would require comment on, or adjustments to, the information contained in this Report, or would cause such information to be misleading or deceptive.

Independence and Disclosure of Interest

Deloitte Touche Tohmatsu does not have any interest in the outcome of the proposed acquisition of the Symbion Health Diagnostics Business other than the preparation of this Report, provision of financial due diligence and other related services in relation to the proposed acquisition, for which normal professional fees will be received. Deloitte Touche Tohmatsu is the independent auditor of Healthscope.

Responsibility

Deloitte Touche Tohmatsu has consented to the inclusion of this Investigating Accountant's Report in the Explanatory Memorandum in the form and context in which it is so included, but has not authorised the issue of the Explanatory Memorandum. Accordingly, Deloitte Touche Tohmatsu makes no representation regarding, and takes no responsibility for, any other documents or material in, or omissions from, the Explanatory Memorandum.

Yours faithfully



DELOITTE TOUCHE TOHMATSU



G Couttas
Partner
Chartered Accountants

11. Risk Factors

11.1 Introduction

This section 11 discusses some of the risks associated with the Diagnostics Transaction (as they relate to Healthscope) and with an investment in Healthscope and Healthscope Shares should the Diagnostics Transaction be implemented. It should be read in conjunction with sections 4, 7, 8 and 9 which include additional detail on Healthscope and the Diagnostics Transaction.

Many of these risks are outside the control of Healthscope and its directors. These risks include those identified in this section 11 and other matters referred to in this document. Additional risks and uncertainties that Healthscope is unaware of, or that Healthscope currently believes to be immaterial, may also become important factors that affect Healthscope. The occurrence of any of the events which pose these risks could have a material adverse effect on Healthscope's prospects, financial condition and results of operations. In that case, the trading price of Healthscope Shares could decline and investors could lose some or all of their investment.

Factors which Healthscope shareholders should consider before making a decision on how to vote on the Healthscope Resolution, and whether to continue to hold Healthscope Shares if the Diagnostics Transaction is implemented, include, but are not limited to, the risk factors described below.

11.2 General risk factors

As with any entity whose securities are listed on ASX, the operating and financial performance of the Merged Group and the value of Healthscope Shares will be influenced by a variety of general business cycles and economic conditions. Changes in business and economic factors, such as interest rates, exchange rates, inflation, changes in national demographics, changes in government fiscal, monetary and regulatory policy in Australia and changes to accounting or financial reporting standards, can be expected to impact on the business of the Merged Group and the market price of Healthscope Shares. Deterioration in general economic conditions may adversely affect the Merged Group's operating and financial performance.

In addition, the price at which the Healthscope Shares trade on ASX may be affected by a range of external factors over which Healthscope and the Merged Group have no control. These risk factors include but are not limited to:

- the risk factors described above;
- variations in the local and global market for listed companies and for healthcare companies in particular;
- inclusion of Healthscope on, or removal of Healthscope from, major market indices; and
- recommendations by brokers and analysts.

These factors may cause the price of Healthscope Shares to fluctuate and trade either above or below historical market prices.

11.3 Risk factors relating to the Diagnostics Transaction

There are a number of risks associated with the implementation of the Diagnostics Transaction and the integration of the businesses of the Merged Group.

(a) Integration and synergy realisation risk

The long term success of the Merged Group, and in particular the ability to realise synergies between the two businesses, will depend, amongst other things, on the success of management in integrating the Diagnostics Businesses and Healthscope's businesses and the strength of management of the Merged Group.

There is no guarantee that Healthscope will be able to integrate the Diagnostics Businesses into its business successfully, or that synergies will be able to be realised at their estimated value or over the expected time period or at the implementation cost estimated in this document. There is a risk that the Merged Group's future profitability and prospects could be adversely impacted if successful integration is not achieved in an orderly and timely fashion.

For the purposes of preparing the pro-forma financial information for the Merged Group set out in section 9.2(h), Healthscope has estimated that $77 million[30] of annual cost synergies should be available by the third year following implementation of the Diagnostics Transaction (financial year 2010). The ability to achieve the estimated synergies on time and to their fullest extent is subject to a number of risks including:

- unforeseen difficulties or costs in the amalgamation of laboratory operations and other physical business locations as well as the closure and relocation of collection centres;

30 Healthscope has revised the estimate of cost synergies from $79 million per annum for the Original Scheme to $77 million per annum to reflect the impact of divestments that will be made as a result of the ACCC Undertaking. Healthscope estimates that 100% of the total $77 million of cost synergies available will be achieved by 2010.

11. Risk Factors (continued)

- unforeseen difficulties or costs in integration of information technology systems (including certain outsourced contracts) into Healthscope's in-house model;
- unforeseen difficulties or costs in the integration of accounting systems and processes;
- unforeseen difficulties or costs in extracting savings in relation to the procurement of consumables; and
- unforeseen difficulties or costs in extracting savings in relation to the integration of Healthscope's and the Diagnostics Businesses head offices.

Any failure by the Merged Group to achieve the level of estimated cost synergies, or delay in the timing for realisation of those synergies or higher than anticipated implementation costs may have a material adverse effect on the financial performance and position, and future prospects, of the Merged Group.

(b) Litigation by Primary Health Care in relation to the Transactions

On 26 October 2007, a wholly owned subsidiary of Primary Health Care commenced proceedings in the Federal Court of Australia in which it alleges that the Capital Reduction required to distribute New Healthscope Shares to Symbion Health shareholders as part of the Diagnostics Transaction does not comply with the requirements of the Corporations Act and that certain provisions of the Diagnostics Transaction Implementation Deed relating to exclusivity and break fees are not binding on Symbion Health because those arrangements entered into by Symbion Health were authorised by the Symbion Health directors, it is alleged, in breach of their duties under the Corporations Act. Symbion Health has stated in the explanatory memorandum to its shareholders in connection with the Transactions that Symbion Health believes that the arrangements in respect of the Diagnostics Transaction comply with the requirements of the Corporations Act and the law, and that it will vigorously defend the proceedings. The Federal Court has ordered that a final hearing in these proceedings be held on 15 and 16 November 2007. Accordingly, it is anticipated that the outcome of these proceedings will be known prior to the Symbion Health Diagnostics General Meeting.

(c) There is a risk that Healthscope's integrated business model may not be well received by Symbion Health's medical professionals

Healthscope operates an integrated model which is intended to be continued by the Merged Group following the implementation of the Diagnostics Transaction. Whilst clinical independence is fundamental to this business model, there is a risk that some of Symbion Health's doctors, pathologists or radiologists perceive the model negatively, or choose to seek alternative employment. There is a risk that if such negative perceptions occur or a number of doctors, pathologists or radiologists decided to leave the Merged Group and replacements were not found in a timely manner, revenues for these businesses could decrease, which would have an adverse impact on the financial performance and position, and future prospects, of the Merged Group.

(d) Loss of key personnel

The Diagnostics Businesses and Healthscope's businesses are dependent upon the continued performance and expertise of key personnel. There can be no assurance that the Merged Group will be able to retain these key personnel. The loss of key personnel may impact on the financial performance of the Merged Group.

(e) Effects of Diagnostic Transaction on business contracts

Some of Healthscope's and Symbion Health's business contracts contain clauses that may allow the counterparty to terminate the contract as a result of the Diagnostics Transaction (eg. as a result of the change of ownership of the Diagnostics Businesses). In addition, certain business contracts of the Symbion Health Group may need to be novated to a Diagnostics Company.

If the counterparty to any such contract were to validly terminate the contract on the basis of the change of ownership of the Diagnostics Businesses, or to refuse to agree a novation of such a contract to a Diagnostics Company, this may have a material adverse effect on the financial performance of the Merged Group, depending on the materiality of the relevant contracts.

(f) Increased financial risk

If the Diagnostics Transaction is implemented, the Merged Group is expected to have a higher exposure to debt funding than Healthscope currently has on a standalone basis. This will increase the exposure of Healthscope shareholders to changes in interest rates, the risk of default on loans and therefore the Merged Group's financial performance.

(g) Fair value accounting

In accounting for the Diagnostics Transaction, Healthscope will need to perform a fair value assessment of all of the assets, liabilities and contingent liabilities of the Diagnostics Businesses, which will include the identification and valuation of intangible assets and depreciation. As a result of this fair value assessment and depreciation, the Merged Group's depreciation and amortisation charges are likely to differ from the depreciation and amortisation charges of Healthscope and the Diagnostics Businesses as separate businesses, which may have an impact on the financial performance of the Merged Group.

(h) Volatility of the share price of the Merged Group

Under the Diagnostics Transaction, Healthscope will issue a significant number of New Healthscope Shares (between approximately 266 million and 302 million), which is greater than the number of Healthscope Shares currently on issue.

The New Healthscope Shares to be issued to Symbion Health are to be distributed by Symbion Health to eligible Symbion Health shareholders by way of the Diagnostics Distribution. Some Symbion Health shareholders who receive New Healthscope Shares may not wish to continue to hold New Healthscope Shares and may wish to sell them on market. In addition, the New Healthscope Shares attributable to Symbion Health shareholders who are Ineligible Overseas Shareholders will be distributed to the Nominee and the Nominee is to sell those shares as soon as reasonably practicable after the Diagnostics Completion Date (with the net sale proceeds being remitted to the relevant Symbion Health shareholders). If such sales occur on market and are substantial, there may be an over-supply of New Healthscope Shares which may exert downward pressure on the market price of Healthscope Shares.

In any event, there is no guarantee regarding the future market price of Healthscope Shares. Future market prices may be either above or below the Healthscope VWAP or historical prices.

11.4 Risk factors associated with the businesses of the Merged Group

The risks outlined in this section relate to the industries and businesses of Healthscope, the Diagnostics Businesses and therefore the Merged Group.

The past performance of Healthscope and the Diagnostics Businesses is not necessarily representative of the future performance of the Merged Group or the value of the Healthscope Shares.

The New Healthscope Shares carry no guarantee in respect of profitability, dividends, return of capital or the price at which they will trade on ASX. There can be no assurance that the Merged Group will achieve its stated objectives or that forward looking statements will be realised.

(a) Government policy and regulation

There are a number of Federal and State policies and regulations that, if changed, may have a material impact on the financial and operational performance of the Merged Group.

The risks relating to these policies and regulations to the Merged Group's pathology and diagnostic imaging businesses include:

- changes to the nature and extent of the regulation or licensing systems could result in a change in industry structure, which could adversely impact the growth opportunities for and profitability of these businesses;
- if industry volumes grow above the 5% capped rate in the pathology and diagnostic imaging markets there is a risk the government may implement a price reduction, which could impact on the profitability per test or examination, leading to an overall reduction in profitability of these businesses; and
- as the pathology and diagnostics imaging business segments are heavily dependent on funding agreements between industry associations and the Australian Federal Government, if new funding agreements between the Federal Government and industry associations are not effected when the existing agreements expire, or adverse changes are made to the existing agreements, the profitability of these businesses could be adversely impacted. The current diagnostic imaging agreement expires in June 2008 and the current pathology agreement expires in June 2009.

The risks relating to these policies and regulations to the hospitals business of the Merged Group include:

- changes to the Federal Government initiatives which promote private health insurance and encourage health fund membership, including the health insurance rebate and lifetime health cover;
- changes to regulations relating to health funds which presently restrict the level of premium increases and regulate the scope of coverage;
- changes to private hospital licensing policy which could have the effect of reducing the barriers to entry and exposing Healthscope to increased competition and additional compliance costs;
- medical negligence legislation which if changed may expose the Merged Group to increased claim costs;
- policy direction changes to State owned public hospitals which encourages them to compete with private hospitals for private patients, and also to compete with private pathology providers; and
- changes to the Medicare regime, including any reduction of Medicare rebates for pathology services.

11. Risk Factors (continued)

In addition, the Merged Group may become subject to other regulations which could increase the regulatory and compliance obligations of the Merged Group. Any new regulatory restrictions or changes in government attitudes or policies in relation to any or all of the existing regulatory areas may adversely impact on the financial performance and position, and future prospects, of the Merged Group.

(b) Licences

Hospitals and pathology laboratories are required to be licensed under various legislation. These licences are generally subject to regular review, and are subject to revocation in certain circumstances. Hospitals in Australia, and pathology laboratories in Australia, New Zealand and Singapore, cannot operate without a valid licence. If the Merged Group is unable to secure licences for the operation of its hospitals and pathology laboratories (where licences are required) in the future, or if any of its existing hospital or pathology laboratory licences are adversely amended or revoked, this may adversely impact on the financial performance and position, and future prospects, of the Merged Group.

(c) Competition

The Merged Group will operate in markets with established competitors. There is a risk that the actions of existing or future competitors may have a material adverse effect on the Merged Group's ability to implement its plans and on the Merged Group's businesses, financial performance and position, and future prospects.

(d) Continued slow growth in general practitioner attendances

The growth in general practitioner attendances in Australia has slowed over the last 12 months. Continued slow growth in general practitioner attendances could decrease the number of pathology and diagnostic imaging referrals from general practitioners, resulting in corresponding slow growth in these industries, which could reduce the profitability of the Merged Group's pathology and diagnostic imaging businesses and have an adverse impact on the financial performance and position, and future prospects, of the Merged Group.

(e) Medical profession salaries and wages pressure

There is a shortage of medical professionals across some areas of medicine. This in turn increases the bargaining power of medical professionals and can lead to upward pressure on applicable wages and salaries in areas of revenue growth. If this shortage were to continue or was enhanced, this may adversely impact the cost structure and profitability of the pathology, medical centres and diagnostic imaging businesses of the Merged Group, which may in turn have an adverse impact on the financial performance and position, and future prospects, of the Merged Group.

(f) Relationships with health funds

The majority of private hospital revenue is derived from health funds. Failure to reach a satisfactory commercial relationship with a key health fund has the potential to impact on the financial and operational performance of the Merged Group. In addition, if the participation rate in private health insurance declines, this may also have an adverse impact on the financial performance and position, and future prospects, of the Merged Group.

(g) Relationships with doctors

Doctors have the ability to impact a patient's selection of hospitals, pathology practices and services, and diagnostic imaging practices and services. Therefore, the Merged Group's future financial performance is heavily reliant on doctors for demand for the Merged Group's services. There is no guarantee that doctors will continue to refer their patients to the Merged Group's hospitals or pathology and diagnostic imaging practices.

Further, the performance of doctors directly affects the profitability of hospitals and pathology and diagnostic imaging practices through the numbers and types of patients doctors treat, the time doctors take per procedure, their consumption of supplies and their decision as to when to discharge a patient. If doctors do not continue to refer their patients to the Merged Group's hospitals and pathology or diagnostic imaging services, or refer fewer patients, this would have an adverse impact on the financial performance and position, and future prospects, of the Merged Group.

(h) Reliance on nursing

The most significant cost in hospital operations is nursing labour. Due to a shortage of nurses in certain geographic regions, there is enhanced competition to recruit and retain nursing staff which also causes additional upward pressure on nursing costs. Should these labour costs be larger than anticipated this may adversely impact on the financial performance and operations of the Merged Group.

(i) Industrial relations

Many of Healthscope's and the Diagnostics Businesses' employees are covered by enterprise bargaining agreements and other workplace agreements, which periodically require renegotiation and renewal. Disputes may arise in the course of such renegotiations which may lead to strikes or other forms of industrial action that could disrupt the Merged Group's operations. Further, any such renegotiation could result in increased labour costs for the Merged Group. If any of these events occur, it may adversely impact on the financial performance and position, and future prospects, of the Merged Group.

(j) Reliance on key suppliers

There are several key suppliers who provide medical supplies, consumables and equipment to the Diagnostics Businesses and Healthscope. If any of these key suppliers terminated their supply arrangements with the Merged Group there could be a disruption cost to the business. In addition, new supply arrangements may be on less favourable terms and conditions than those presently in place.

(k) Insurance

Insurance is maintained within ranges of coverage consistent with industry practice. However, no assurance can be given that such insurance will be available in the future on commercially reasonable terms or that any cover will be adequate and available to cover any or all claims.

(l) Medical indemnity claims and costs

Healthcare companies, and particularly those with hospital businesses, are exposed to the risk of medical indemnity claims and litigation. Current or former patients may, in the normal course of business, commence or threaten litigation for medical negligence against the Merged Group. Subject to the medical indemnity insurance arrangements which the Merged Group has in place at the relevant time, future medical malpractice litigation, or threatened litigation, against the Merged Group could have an adverse impact on the financial performance and position, and future prospects, of the Merged Group.

The risks described above are mitigated to a certain extent by applicable insurance arrangements. Nevertheless, if the costs of such insurance were to rise (which may occur if the frequency of medical malpractice litigation were to increase or as a result of other factors), this could also have an adverse impact on the financial performance and position, and future prospects, of the Merged Group.

11.5 Other commercial risks

There are a number of general commercial risks that could adversely affect the Merged Group's financial performance and position or future prospects, including, but not limited to the following:

- litigation;
- risks associated with development projects, including cost overruns, and delays in revenues flowing from proposed developments;
- the operating performance of the Merged Group's hospitals, pathology laboratories and diagnostic imaging businesses falling materially outside that on which assumptions are based;
- risks associated with the Merged Group's ability to attract and retain qualified personnel;
- development of new services or technology in competition with the Merged Group's operations;
- the level of market acceptance for the services provided by the Merged Group;
- technological change relating to the Merged Group's information systems;
- loss of accreditation for the Merged Group's operations causing the loss of contracts or market share; and
- other causes of interruption.

This section 11 is not exhaustive. You should read this entire document carefully. If you are unclear in relation to any matter or uncertain if Healthscope Shares are (or will continue to be) a suitable investment for you, then you should consult your stockbroker, accountant or other professional adviser.

12. Additional Information

12.1 Overview of the application of Listing Rule 7.1 and the Corporations Act and the requirement for shareholder approval

(a) ASX Listing Rule 7.1 approval

ASX Listing Rule 7.1 provides that a listed company such as Healthscope must not, subject to certain exceptions, issue during any 12 month period any equity securities if the number of such securities exceeds 15% of the number of securities in the same class on issue at the commencement of that 12 month period. One circumstance where an exception applies and such an issue is permitted is where the issue has the prior approval of shareholders via a general meeting.

The proposed issue of between approximately 266 million and 302 million Healthscope Shares to Symbion Health in connection with the Diagnostics Transaction will exceed the 15% threshold referred to above. Healthscope shareholder approval is therefore required for the purposes of ASX Listing Rule 7.1 for those shares to be issued to Symbion Health, even though the Healthscope Shares issued to Symbion Health will, following their issue, be distributed by Symbion Health to Symbion Health shareholders in accordance with the Diagnostics Distribution. Accordingly, Healthscope shareholder approval is being sought for that purpose.

Certain information required to be provided to Healthscope shareholders in accordance with the requirements of the ASX Listing Rules is provided in section 12.4.

(b) Corporations Act approvals

Section 606 of the Corporations Act relevantly provides that a person is prohibited from acquiring voting shares in a listed company (such as Healthscope) through a transaction if, because of the transaction, that person's or someone else's 'voting power' in the listed company increases:

- from 20% or below to more than 20%; or
- from a starting point that is above 20% and below 90%,

and one of the specified exceptions in the Corporations Act does not apply.

A person's voting power in a company is determined in accordance with section 610 of the Corporations Act, and involves a determination of the voting shares in the company in which the person and the person's associates have a Relevant Interest.

In connection with the Diagnostics Transaction, Healthscope will issue a number of Healthscope Shares to Symbion Health, who will in turn immediately distribute those shares to eligible Symbion Health shareholders. The number of Healthscope Shares to be issued will be determined in accordance with the Diagnostics Transaction Implementation Deed, which is described in section 4.4 and section 12.2(b). The number of Healthscope Shares to be issued will be between approximately 266 million and 302 million Healthscope Shares (see section 4.4). Symbion Health will acquire a Relevant Interest in the Healthscope Shares issued to it, and as a consequence will have voting power in Healthscope of between approximately 53% and 56%. This would exceed the 20% threshold in section 606 of the Corporations Act. This will be the case even though Symbion Health has undertaken to Healthscope in the Diagnostics Transaction Implementation Deed to immediately distribute the Healthscope Shares to eligible Symbion Health shareholders, and that it will not vote the Healthscope Shares other than in certain specified circumstances (described in section 12.6(f)).

Further information in relation to the voting power in Healthscope which Symbion Health will have prior to the distribution of the Healthscope Shares pursuant to the Diagnostics Distribution, and after the distribution, is set out in section 12.2.

In addition, as a result of the undertakings by Symbion Health in favour of Healthscope in the Diagnostics Transaction Implementation Deed regarding the voting and disposal of the Healthscope Shares issued to it referred to above, upon the issue of the Healthscope Shares to Symbion Health, Healthscope will also acquire a Relevant Interest in those shares. Therefore, from the issue of the Healthscope Shares to Symbion Health until the distribution of them by Symbion Health under the Diagnostics Distribution, Healthscope will have voting power in itself of between approximately 53% to 56%. This also exceeds the 20% threshold in section 606.

One of the specified exceptions to the prohibition in section 606 of the Corporations Act is item 7 of section 611 of the Corporations Act. Item 7 of section 611 exempts from the operation of section 606 an acquisition of Relevant Interests in the voting shares in a company if the company's shareholders have agreed to the acquisition by an ordinary resolution passed at a general meeting (subject to certain requirements in relation to the voting process and the information provided to shareholders being satisfied).

Accordingly, the Healthscope Resolution to be considered by Healthscope shareholders seeks approval under item 7 of section 611 of the Corporations Act for the voting power of Symbion Health, and Healthscope, to increase beyond the 20% threshold, as contemplated by the Diagnostics Transaction.

Section 12.2 sets out certain information required to be provided to Healthscope shareholders in relation to the approval sought for the purposes of item 7 of section 611.

(c) ASIC Policy Statement 74

ASIC Policy Statement 74 "*Acquisitions Agreed to by Shareholders*" sets out further guidelines regarding the type of information which ASIC recommends should be made available to shareholders considering a resolution pursuant to item 7 of section 611. This information is set out in section 12.3.

It also provides that the relevant shareholders should be provided with a report (either by the directors or by an independent expert) that addresses whether the proposal in question is fair and reasonable to the non-associated shareholders. In this regard, the Healthscope directors have commissioned an independent expert's report from Grant Samuel, which appears at Annexure A to this document. The Independent Expert's Report concludes that the issue of Healthscope Shares to Symbion Health in connection with the Diagnostics Transaction is fair and reasonable having regard to the interests of Healthscope shareholders. **You should read that report in full.**

12.2 Additional information required by Corporations Act

Item 7 of section 611 of the Corporations Act requires that the Healthscope shareholders are given all information known to Symbion Health or its associates, or known to Healthscope, that is material to making a decision on how to vote on the Healthscope Resolution. In particular, the Corporations Act requires the following information to be provided:

(a) The identity of the person proposing to make the acquisition and their associates.

As a result of the Diagnostics Transaction, Symbion Health will subscribe for between approximately 266 million and 302 million Healthscope Shares, and these shares will be issued by Healthscope to Symbion Health. The Healthscope Shares issued to Symbion Health will be distributed in specie to eligible Symbion Health shareholders immediately after their issue by way of the Diagnostics Distribution. Consequently, Symbion Health will acquire a Relevant Interest in the Healthscope Shares to be issued to it in connection with the Diagnostics Transaction, and Symbion Health will have a Relevant Interest in those Healthscope Shares until they are distributed by Symbion Health pursuant to the Diagnostics Distribution.

In addition, as a result of certain undertakings given by Symbion Health to Healthscope under the Diagnostics Transaction Implementation Deed (in particular, the undertakings relating to the disposal and voting of the Healthscope Shares to be issued to Symbion Health, as described in section 12.6(f)), Healthscope will acquire a Relevant Interest in all of the Healthscope Shares which are issued to Symbion Health in connection with the Diagnostics Transaction and will have a Relevant Interest in those Healthscope Shares until they are distributed by Symbion Health pursuant to the Diagnostics Distribution.

Symbion Health's associates (in relation to Healthscope) are all its Related Bodies Corporate and (by reason only of the documentation relating to the Transactions) Healthscope and Lantern.

Healthscope's associates (in relation to Healthscope) are all its Related Bodies Corporate and (by reason only of the documentation relating to the Transactions) Symbion Health and Lantern.

(b) The maximum extent of the increase in that person's voting power in Healthscope that would result from the acquisition.

The number of Healthscope Shares to be issued by Healthscope to Symbion Health will be determined in accordance with clause 8.1 of the Diagnostics Transaction Implementation Deed. In broad terms (and subject to the effects of rounding described below), the effect of this clause is that the number of Healthscope Shares to be issued to Symbion Health will be equal to:

Relevant Number of Symbion Health Shares	**X**	**Relevant Multiplier**

12. Additional Information (continued)

Where:

The **Relevant Number of Symbion Health Shares** is either:

- 649,630,030; or
- if not all of the 2,560,101 Symbion Health performance rights on issue as at the date of this document have been exercised prior to the Diagnostics Record Date, the number equal to 647,069,929 plus the number of Symbion Health shares (not exceeding 2,560,101) issued prior to the Diagnostics Record Date as a result of the vesting and exercise of Symbion Health performance rights.

The **Relevant Multiplier** is determined as follows[31] :

- If the Healthscope VWAP is less than or equal to $5.30, the multiplier will be equal to 0.4642.
- If the Healthscope VWAP is greater than $5.30, but less than $5.60, the multiplier will be between 0.4633 and 0.4401 depending upon the Healthscope VWAP.
- If the Healthscope VWAP is greater than or equal to $5.60, but less than or equal to $6.05, the multiplier will be equal to 0.4393.
- If the Healthscope VWAP is greater than $6.05, but less than $6.51, the multiplier will be between 0.4389 and 0.4092 depending on the Healthscope VWAP.
- If the Healthscope VWAP is greater than or equal to $6.51, the multiplier will be equal to 0.4089.

Accordingly, the number of Healthscope Shares to be issued as consideration for the acquisition of the Diagnostics Businesses will vary depending on the Healthscope VWAP as determined over the Healthscope VWAP Period. To illustrate:

- If the Healthscope VWAP is less than or equal to $5.30, the Relevant Multiplier would be equal to 0.4642. Based on the number of Symbion Health shares anticipated to be on issue as at the Diagnostics Record Date,[32] the number of Healthscope Shares issued would be approximately **302 million** Healthscope Shares (which shares would, after their issue, comprise approximately 56% of the Healthscope Shares then on issue).
- If the Healthscope VWAP is greater than or equal to $6.51, the Relevant Multiplier would be equal to 0.4089. Based on the number of Symbion Health shares anticipated to be on issue as at the Diagnostics Record Date,[33] the number of Healthscope Shares issued would be approximately **266 million** Healthscope Shares (which shares would, after their issue, comprise approximately 53% of the Healthscope Shares then on issue).

Table 1 below shows the approximate number of Healthscope Shares which would need to be issued under the Diagnostics Transaction if the Healthscope VWAP is more than $5.30 for a range of Healthscope VWAPs, in each case based on the number of Symbion Health shares anticipated to be on issue as at the Diagnostics Record Date, and the voting power of Symbion Health in Healthscope immediately after the issue of those Healthscope Shares and prior to their distribution to Symbion Health shareholders pursuant to the Diagnostics Distribution.

Effects of rounding

The precise number of Healthscope Shares to be issued will also depend on the effects of rounding. In broad terms, the entitlements of Symbion Health shareholders to the Healthscope Shares to be distributed to them under the Capital Reduction will be rounded up or down to the nearest whole number of Healthscope Shares (with a fractional entitlement of 0.5 or more being rounded up). Accordingly, the relevant clause in the Diagnostics Transaction Implementation Deed provides that the number of Healthscope Shares to be issued by Healthscope will be increased or reduced (as applicable) to take into account the effects of that rounding for all Symbion Health shareholders (and so as to enable Symbion Health to distribute the relevant number of Healthscope Shares under the Capital Reduction). Therefore, due to the effects of rounding described above, the precise number of Healthscope Shares to be issued will most likely be more or less than the number determined by multiplying the Relevant Multiplier by the aggregate number of Symbion Health shares on issue as at the Diagnostics Record Date.

31 In each case, the number referred to has been rounded to 4 decimal places for illustrative purposes only. The actual number of the multiplier to be used for calculating the number of Healthscope Shares to be issued in each case is a fraction and will not be rounded.

32 The number of Symbion Health shares anticipated to be on issue as at the Diagnostics Record Date is 649,630,030, comprising the Symbion Health shares on issue as at the date of this document plus Symbion Health shares that would be issued if all Symbion Health performance rights vest and new Symbion Health shares are issued to the holders of those performance rights.

33 The number of Symbion Health shares anticipated to be on issue as at the Diagnostics Record Date is 649,630,030, comprising the Symbion Health shares on issue as at the date of this document plus Symbion Health shares that would be issued if all Symbion Health performance rights vest and new Symbion Health shares are issued to the holders of those performance rights.

Voting power of Symbion Health in Healthscope

Symbion Health's voting power in Healthscope is presently zero. Accordingly, immediately following the issue of the Healthscope Shares to Symbion Health and prior to the Diagnostics Distribution, Symbion Health's voting power in Healthscope will have increased from zero to the applicable percentage set out in Table 1 below (based on the Healthscope VWAP and hence the Relevant Multiplier). As can be seen from Table 1 below, Symbion Health's voting power in Healthscope would increase from zero to between approximately 53% to 56% (prior to the Healthscope Shares being distributed by Symbion Health to its shareholders pursuant to the Diagnostics Distribution).

Following the Diagnostics Distribution, Symbion Health will no longer have a Relevant Interest in the Healthscope Shares which were issued to it, and those Healthscope Shares will not be taken into account in determining Symbion Health's voting power in Healthscope. As such, Healthscope expects that Symbion Health's voting power in Healthscope following the Diagnostics Distribution step of the Diagnostics Transaction will be zero.

Table 1: Healthscope Shares to be issued to Symbion Health

Healthscope VWAP ($)	Relevant Multiplier	Approximate number of Healthscope Shares to be issued to Symbion Health (million)	Voting power of Symbion Health in Healthscope following the issue of the shares and prior to the Diagnostics Distribution[34] (%)	Voting power of Symbion Health in Healthscope following the Diagnostics Distribution
$5.30	0.4642	301.526	55.75%	0%
$5.40	0.4556	295.943	55.28%	0%
$5.50	0.4473	290.562	54.83%	0%
$5.60	0.4393	285.373	54.38%	0%
$5.70	0.4393	285.373	54.38%	0%
$5.80	0.4393	285.373	54.38%	0%
$5.90	0.4393	285.373	54.38%	0%
$6.00	0.4393	285.373	54.38%	0%
$6.06	0.4389	285.151	54.36%	0%
$6.10	0.4361	283.281	54.20%	0%
$6.20	0.4290	278.712	53.80%	0%
$6.30	0.4222	274.288	53.40%	0%
$6.40	0.4156	270.002	53.01%	0%
$6.50	0.4092	265.849	52.62%	0%
$6.51	0.4089	265.633	52.60%	0%
$6.60	0.4089	265.633	52.60%	0%
$6.70	0.4089	265.633	52.60%	0%

34 For the purposes of determining the relevant voting power, it is assumed that the number of Symbion Health shares anticipated to be on issue as at the Diagnostics Record Date is 649,630,030, comprising the Symbion Health shares on issue at the date of this document plus Symbion Health shares that would be issued if all Symbion Health performance rights vest and new Symbion Health shares are issued to the holders of those performance rights. It is also assumed that none of the Healthscope Performance Rights have been exercised

12. Additional Information (continued)

Voting power of Healthscope in itself

Healthscope's voting power in itself is presently zero. As a consequence of the undertakings given by Symbion Health to Healthscope in the Diagnostics Transaction Implementation Deed in relation to the voting and disposal of the Healthscope Shares to be issued to Symbion Health, Healthscope will acquire a Relevant Interest in the Healthscope Shares in which Symbion Health has a Relevant Interest upon the issue of those shares, and Healthscope's voting power in itself will correspond to the voting power of Symbion Health. As such, Healthscope's voting power in itself would increase from zero to between approximately 53% to 56% (prior to the Healthscope Shares being distributed by Symbion Health pursuant to the Diagnostics Distribution), and following the Diagnostics Distribution step of the Diagnostics Transaction, Healthscope's voting power in itself will be zero.

(c) The voting power that person would have as a result of the acquisition.

The voting power that Symbion Health would have in Healthscope:

- immediately following the issue of Healthscope Shares to Symbion Health; and
- immediately following the Diagnostics Distribution,

is described in paragraph (b) above.

As described in paragraph (b) above, Healthscope's voting power in itself would correspond to that of Symbion Health.

(d) The maximum extent of the increase in the voting power of each of that person's associates that would result from the acquisition.

The maximum extent of the increase in the voting power of Symbion Health's associates (and Healthscope's associates) that would result from the issue of Healthscope Shares is described in paragraph (b) above.

(e) The voting power that each person's associates would have as a result of the acquisition.

As at the date of this document, neither Healthscope nor Symbion Health is aware of any body corporate which is its associate by reason of that body corporate controlling either of them, and they understand that the present voting power of Lantern, each Healthscope subsidiary and each Symbion Health subsidiary in Healthscope is zero.

On that basis, the voting power that Symbion Health's associates (and Healthscope's associates) would have in Healthscope immediately following the issue of the Healthscope Shares would equate to the voting power of Symbion Health, and would be between, approximately, 53% and 56%. Following the Diagnostics Distribution, the voting power that Symbion Health's associates (and Healthscope's associates) would have in Healthscope would be zero.

For completeness, it is also noted that, as a technical matter, if a shareholder in Symbion Health had voting power of more than 20% in Symbion Health at the applicable time (being the short period during which Symbion Health holds the New Healthscope Shares), then that Symbion Health shareholder would be deemed under the Corporations Act to have a Relevant Interest in all of the Healthscope Shares in which Symbion Health has a Relevant Interest at that time. In that case, that Symbion Health shareholder's voting power in Healthscope would, as a result of the Diagnostics Transaction, increase by an amount which corresponds with the amount of the increase in Symbion Health's voting power, though that indirect increase in voting power would not (of itself) be prohibited by the Corporations Act if the Healthscope Resolution is approved.

Based on substantial shareholder notices lodged as at the date of this document, there is no shareholder in Symbion Health with voting power of more than 20% in Symbion Health, and if that position continues then no deemed increase in voting power of the kind described above would arise for any person as a result of the Diagnostics Transaction.

However, it is noted that Primary Health Care has voting power of just under 20% in Symbion Health as at the date of this document. If Primary Health Care's voting power in Symbion Health were to increase above 20% prior to implementation of the Diagnostics Transaction, then upon the issue of the Healthscope Shares to Symbion Health in connection with the Diagnostics Transaction it would be deemed to have voting power in Healthscope of more than 20% (in the same way that Symbion Health will have voting power of more than 20%). It is also noted that, in any event, based on substantial shareholder notices lodged by Primary Health Care as at the date of this document, Primary Health Care would hold between approximately 10.5% and 11.1% of the shares in Healthscope immediately following implementation of the Diagnostics Transaction (on the assumption that its shareholding in Symbion Health does not change, and that it does not acquire any Healthscope Shares, during the intervening period).

12.3 Additional information contemplated by ASIC policy

ASIC Policy Statement 74 *"Acquisitions Agreed to by Shareholders"* sets out further guidelines regarding the type of information which ASIC recommends should be made available to shareholders in considering a resolution pursuant to item 7 of section 611 of the Corporations Act. This information is set out below.

(a) The identity, associations (with the allottee and with any of its associates) and qualifications of any person who is intended or will become a director of Healthscope if the shareholders agree to the allotment/issue.

Healthscope intends to invite Mr James Hall (currently a director of Symbion Health) to join the Healthscope Board if both the Diagnostics Transaction and C&P Scheme are implemented. Mr Hall will consider whether to accept this invitation once the outcome of the C&P Scheme is known.

Details of Mr Hall's qualifications are as follows:

Qualifications: BCom (Acc), FCPA

Age: 56

Mr Hall joined the Symbion Health Board in June 2005. He is Chair of the Symbion Health Board's Audit & Compliance Committee and a member of the Symbion Health Board's Remuneration Committee. Mr Hall held various senior financial management roles at BHP Billiton until 2002. He was also the Executive Director of Finance at Orica Limited from February 2002 to January 2005. Mr Hall is currently a Director of Paperlinx Limited (since May 2007), Alesco Corporation Limited (since July 2005), the ConnectEast Group (since June 2005) and Centro Properties Group (since September 2005) and a member of JP Morgan Advisory Council. He was formerly a Director of Affinity Health Limited.

(b) A statement of the allottee's intentions regarding the future of Healthscope if shareholders agree to the allotment, and in particular:

- any intention to change the business of Healthscope;
- any intention to inject further capital into Healthscope, and if so, how;
- the future employment of the present employees of Healthscope;
- any proposal whereby any property will be transferred between Healthscope and the allottee or any person associated with any of them; and
- any intention to otherwise redeploy the fixed assets of Healthscope.

Symbion Health has stated to Healthscope that it has no intentions in relation to the Merged Group.

In particular, Symbion Health has stated to Healthscope that Symbion Health's only intention in relation to the Healthscope Shares to be issued to it is to distribute them to eligible Symbion shareholders in accordance with the Diagnostics Distribution, and accordingly, that Symbion Health does not have any intentions regarding the future of Healthscope as it will not hold or control any Healthscope Shares following the completion of the Diagnostics Distribution.

(c) Particulars of the terms of the proposed allotment and any other contract or proposed contract between the allottee and Healthscope (or any of their associates) which is conditional on, or directly or indirectly dependent on, shareholders' agreement to the allotment.

The terms of the allotment form part of the overall terms of the Diagnostics Transaction, the terms of which are governed by the Diagnostics Transaction Implementation Deed and numerous other transaction documents. A summary of the key terms of the Diagnostics Transaction Implementation Deed and certain other material transaction documents is provided in sections 12.5 to 12.11.

(d) When the allotment is to be completed.

The allotment is scheduled to be completed on Wednesday, 12 December 2007, being 8 business days after the Healthscope Extraordinary General Meeting (subject to the satisfaction or waiver (as applicable) of the conditions precedent under the Diagnostics Transaction Implementation Deed). See section 4.3(b) for further information in relation to dates and timing generally.

(e) An explanation of the reasons for any proposed allotment.

The reason for the allotment and issue is by way of consideration for the sale by Symbion Health to Healthscope of all of the shares in SH Holdings, the Subsidiary of Symbion Health which owns the Diagnostics Businesses.

12. Additional Information (continued)

(f) The interests of the Healthscope directors in the Healthscope Resolution.

The interests of the Healthscope directors in the Healthscope Resolution is set out in section 12.12.

(g) The identity of the directors who approved or voted against the proposal to put the Healthscope Resolution to shareholders and the relevant information memorandum.

The proposal to put the Healthscope Resolution to shareholders, and this explanatory memorandum, was approved by each of the Healthscope directors. Details of the Healthscope directors are set out in section 7.1(e).

(h) The recommendation or otherwise of each director as to whether "non-associated shareholders" should agree to the allotment and the reasons for that recommendation or otherwise.

The Healthscope directors unanimously recommend that Healthscope shareholders agree to the allotment by voting in favour of the Healthscope Resolution.

Each of the Healthscope directors intends to vote all of the Healthscope Shares they own or control in favour of the Healthscope Resolution.

The reasons for that recommendation are set out in this document, and are summarised in section 6.2.

(i) Any intention of the allottee (Symbion Health) to change significantly the financial or dividend policies of Healthscope.

As noted in sub-section (b) above, Symbion Health has stated to Healthscope that it has no intentions in relation to the Merged Group. In this regard, Symbion Health has also stated to Healthscope that it has no intentions in relation to the financial or dividend policies of Healthscope.

12.4 Additional information required by ASX Listing Rule 7.3

In accordance with ASX Listing Rule 7.3, the following information is also provided to Healthscope shareholders.

(a) The number of Healthscope Shares to be issued by Healthscope to Symbion Health in consideration for the acquisition of the Diagnostics Businesses will be determined in accordance with clause 8.1 of the Diagnostics Transaction Implementation Deed. The effect of this clause is described in section 12.2(b), and the maximum number of Healthscope Shares to be issued will be approximately 302 million.

(b) The Healthscope Shares will be allotted and issued to Symbion Health on the Diagnostics Completion Date (which is scheduled to be Wednesday, 12 December 2007). See section 4.3(b) for further information in relation to dates and timing generally.

(c) The Healthscope Shares are being issued by Healthscope to Symbion Health as consideration for the acquisition by Healthscope of all of the shares in SH Holdings.

(d) The Healthscope Shares will be allotted and issued to Symbion Health, who will then distribute them to Symbion Health shareholders pursuant to the Diagnostics Distribution.

(e) The securities to be issued are Healthscope Shares, which will rank equally with existing Healthscope Shares from the date of their issue.

12.5 Refinancing of Diagnostics Businesses

(a) Overview

Symbion Health has historically financed SH Holdings and the Diagnostics Businesses through inter-company debt. As part of the acquisition by Healthscope of all of the shares in SH Holdings, Healthscope will be required to fully refinance the Inter-company Debt. Based on pro-forma financial information for the year ended 30 June 2007, SH Holdings would have net debt of $914 million (assuming Diagnostics Completion occurred at 30 June 2007). Pro-forma financial information includes average net debt and average securitisation balances for the year ended 30 June 2007 (adjusted for the $0.05 per Symbion Health share 2007 final dividend paid on 28 September 2007).

The actual net debt and enterprise value of the Diagnostics Businesses at Diagnostics Completion will depend on a number of factors including working capital balances at that time, operating and investing cashflows of the Diagnostics Businesses between 30 June 2007 and Diagnostics Completion, Symbion Health's cash transaction costs associated with the implementation of the Revised Proposal (which are currently estimated at $35.8 million), and the unallocated corporate expenses of Symbion Health incurred up until Diagnostics Completion.

Accordingly, prior to completion of the Diagnostics Transaction, Healthscope will provide a loan facility to SH Holdings of an amount which will enable SH Holdings to fully repay the Inter-company Debt at that time. Under that facility, Healthscope will issue a conditional promissory note (the **Promissory Note**) with a face value of the relevant amount to SH Holdings prior to completion of the Diagnostics Transaction, which SH Holdings will then assign to Symbion Health. Following completion of the Diagnostics Transaction, Symbion Health would draw down the face value of the Promissory Note, resulting in full repayment by SH Holdings of the Inter-company Debt, and enabling Symbion Health to repay its external debt.

Healthscope will obtain the cash required to pay the face value of the Promissory Note by making drawings under a $1,600 million bank facility to be arranged by Australia & New Zealand Banking Group Ltd (ANZ) on the terms described in sections 12.5(b) to 12.5(e) below.

(b) Funding under ANZ facilities

A binding commitment letter dated 7 October 2007 (the **ANZ Commitment Letter**) has been signed by Healthscope and ANZ pursuant to which ANZ has agreed to underwrite and arrange certain facilities (the Facilities) under which (subject to the terms of the **Facilities**) Healthscope will be able to borrow up to $1,600 million to fund the amount of any call under the Promissory Note and to refinance the bank debt of the Healthscope Group.

The ANZ Commitment Letter includes a terms sheet in respect of the Facilities that has been agreed by Healthscope and ANZ and which sets out the terms on which the Facilities are to be provided. ANZ has obtained credit committee approval to provide the Facilities on the terms set out in the ANZ Commitment Letter.

The provision of funding under the ANZ Commitment Letter is subject to the satisfaction or waiver of certain conditions precedent, which are summarised in section 12.5(d) below, and is also subject to the ANZ Commitment Letter not being terminated before ANZ and Healthscope have entered into a fully documented loan agreement in respect of the Facilities. The ANZ Commitment Letter may only be terminated by ANZ in the following circumstances:

- if Healthscope does not proceed, or evidences a clear intention not to proceed, with the Diagnostics Transaction; or
- if the completion of the Diagnostics Transaction, and funding by ANZ under the Facilities to Healthscope to allow Healthscope to pay the face value of the Promissory Note, has not occurred on or before 7 March 2008.

(c) Facilities

The ANZ Commitment Letter provides that ANZ will make available the following Facilities:

- a 364 day tranche of $500 million;
- a 3 year tranche of $500 million; and
- a 5 year tranche of $600 million.

The Facilities will be arranged and underwritten by ANZ, and ANZ will also be the facility agent. Each tranche will be repayable in full on its maturity date (although the ANZ Commitment Letter contemplates that the 364 day tranche may be extended for further periods of 364 days with the consent of the lenders for that tranche and provided that the final maturity date does not extend beyond 5 years from the initial drawdown date) and will otherwise be subject to certain limited mandatory prepayment provisions.

(d) Conditions precedent to funding

ANZ's obligation to provide the funding under the Facilities is subject to the following conditions precedent being satisfied or waived:

(i) execution by Healthscope of a formal facility agreement setting out the terms of the Facilities (the **ANZ Facility Agreement**);

(ii) there being no amendment of, or waiver of a condition precedent to, the documents which underlie the Diagnostics Transaction, unless:

  (A) the waiver was by Symbion Health in accordance with the applicable document; or

  (B) the amendment or waiver is unlikely to have a material adverse impact on the interests of the lenders under the ANZ Facility Agreement; or

  (C) if such amendment or waiver is likely to have a material adverse impact on the interests of the lenders under the ANZ Facility Agreement, it has been approved by ANZ as facility agent (such approval not to be unreasonably withheld or delayed);

(iii) all of the conditions precedent under the documents which underlie the Diagnostics Transaction being satisfied (unless validly waived in the circumstances described in paragraph (ii) above);

12. Additional Information (continued)

(iv) the conditions in the Promissory Note being satisfied. The principal condition in the Promissory Note is that the Diagnostics Distribution has occurred on or before 7 March 2008;

(v) repayment and cancellation (concurrent with drawdown under the ANZ Facility Agreement) of specified existing senior debt facilities of the Healthscope Group;

(vi) evidence that on first drawdown of the Facilities, (i) all Inter-company Debt between SH Holdings (and its subsidiaries) and Symbion Health (and its subsidiaries) has been repaid and cancelled by means of an agreed form of deed of repayment and release; and (ii) all security and guarantees given by SH Holdings (and its subsidiaries) under the existing external indebtedness of Symbion Health will be released;

(vii) the completion of the Diagnostics Transaction, and funding by ANZ under the Facilities to Healthscope to allow Healthscope to pay the face value of the Promissory Note, occurs on or before 7 March 2008; and

(viii) other conditions precedent, which are considered by Healthscope to be normal conditions precedent applicable to banking arrangements of this type.

(e) Undertakings

Under the Facilities, Healthscope will give certain financial covenants in favour of the lenders, including in relation to:

(i) interest cover;

(ii) leverage ratio;

(iii) total debt to capitalisation; and

(iv) dividend payments.

In addition, the Facilities will include a negative pledge by Healthscope under which no encumbrance (subject to certain exceptions) may be created or allowed to subsist over the assets of the Merged Group.

12.6 Diagnostics Transaction Implementation Deed

This section 12.6 summarises the key provisions of the Diagnostics Transaction Implementation Deed (a copy of which is available on Healthscope's website (www.healthscope.com.au)), being the termination rights, exclusivity arrangements, break fee arrangements and undertakings by Symbion Health in relation to the New Healthscope Shares.

(a) Termination of the Diagnostics Transaction Implementation Deed

The Diagnostics Transaction Implementation Deed may be terminated in certain circumstances before completion of the Diagnostics Transaction. If it is terminated, neither the Diagnostics Transaction nor the C&P Scheme will proceed.

(i) Termination by either Healthscope or Symbion Health

The circumstances in which either party may terminate the Diagnostics Transaction Implementation Deed include if:

- a condition precedent which is for the benefit of that party becomes incapable of satisfaction or has not been satisfied or waived before 28 February 2008, and the parties are unable to reach agreement as to whether the Transactions could be structured by alternative means or whether the time period for satisfaction of that condition can be extended;
- the other party is in a material breach of the warranties it has given under the Diagnostics Transaction Implementation Deed, and the circumstances giving rise to the breach have not been remedied within the requisite time period;
- the ACCC requires undertakings to be given by Healthscope in order for the ACCC to provide informal clearance of the Diagnostics Transaction and the financial impact of those undertakings would result in, or be reasonably likely to result in, an ACCC Undertaking Effect; or
- the Diagnostics Transaction has not completed by 5.00 pm on 28 February 2008.

(ii) Termination by Healthscope

The circumstances in which Healthscope may terminate the Diagnostics Transaction Implementation Deed include if:

- a prescribed occurrence or material adverse change occurs in relation to Symbion Health and, where relevant, the circumstances giving rise to the prescribed occurrence or material adverse change have not been remedied within the requisite time period;
- a Symbion Health director publicly changes their recommendation in relation to the Diagnostics Transaction or recommends a Superior Proposal;
- the Healthscope Board publicly changes or withdraws its recommendations in certain circumstances or publicly recommends any Superior Healthscope Proposal; or

- Symbion Health is in material breach of certain of its obligations or warranties and, in relation to certain breaches, the circumstances giving rise to the breach have not been remedied within the requisite time period.

(iii) Termination by Symbion Health

The circumstances in which Symbion Health may terminate the Diagnostics Transaction Implementation Deed include if:

- a prescribed occurrence or material adverse change occurs in relation to Healthscope and, where relevant, the circumstances giving rise to the prescribed occurrence or material adverse change have not been remedied within the requisite time period;
- the Symbion Health Board publicly changes or withdraws its recommendation in certain circumstances, or recommends a Superior Proposal;
- a Healthscope director publicly changes their recommendation in relation to the Diagnostics Transaction or recommends any Superior Healthscope Proposal;
- Healthscope is in material breach of certain of its obligations or warranties under the Diagnostics Transaction Implementation Deed and the circumstances giving rise to the breach have not been remedied within the requisite time period;
- the Healthscope VWAP is less than $5.30;
- Healthscope has not obtained either a variation of the Previous ACCC Undertaking from the ACCC or written confirmation from the ACCC, prior to 11.59 pm on the Business Day before the Diagnostics Completion Date, that the ACCC does not intend to oppose the Diagnostics Transaction; or
- the ACCC makes, or gives notice that it intends to make, an application for an injunction to prohibit, make illegal or materially restrict the completion of the Diagnostics Transaction or any of the documents which underlie the Diagnostics Transaction.

(b) Exclusivity obligations on Symbion Health

Symbion Health has agreed that, until the earlier of the completion of the Diagnostics Transaction, termination of the Diagnostics Transaction Implementation Deed or 28 February 2008, it will not (except with the prior written consent of Healthscope):

- solicit or invite any Competing Proposal or expression of interest which may lead to a Competing Proposal, or initiate discussions with a Third Party which may reasonably be expected to lead to a Competing Proposal; or
- participate in any negotiations in relation to a Competing Proposal or which may reasonably be expected to lead to a Competing Proposal, or provide any information to a Third Party to enable that person to make an offer or proposal which may reasonably be expected to lead to a Competing Proposal unless:
  - the Symbion Health Board, acting in good faith and in order to satisfy what the Symbion Health Board considers to be its fiduciary or statutory duties, determines that, where there is a Competing Proposal, the Competing Proposal is a Superior Proposal or, where there is not yet a Competing Proposal, the steps which the Symbion Health Board proposes to take may reasonably be expected to lead to a Competing Proposal which is a Superior Proposal; and
  - if Symbion Health proposes to provide any confidential information to the Third Party, the Third Party has entered into a written agreement in favour of Symbion Health regarding the use and disclosure of the confidential information by the Third Party and which restricts the Third Party's ability to solicit the employees of Symbion Health (which agreement must be enforceable by the Diagnostics Companies).

If the Symbion Health Board receives a Superior Proposal and as a result proposes to publicly change or withdraw its recommendation that Symbion Health shareholders vote in favour of the Symbion Health Diagnostics Resolutions at the Symbion Health Diagnostics General Meeting, the Symbion Health Board must give Healthscope two clear Business Days written notice of such change or withdrawal and details of all material terms of the proposal.

Healthscope then has that two clear Business Days in which to make a counter proposal to Symbion Health. If the Symbion Health Board then determines that Healthscope's counter proposal would provide a superior outcome for Symbion Health shareholders than the Competing Proposal, Symbion Health and Healthscope must use their best endeavours to enter into appropriate amended agreements to implement Healthscope's counter proposal.

12. Additional Information (continued)

(c) Exclusivity obligations on Healthscope

Healthscope has agreed that, until the earlier of completion of the Diagnostics Transaction, termination of the Diagnostics Transaction Implementation Deed or 28 February 2008, it will not (without the prior written consent of Symbion Health):

- participate in any negotiation in relation to a Competing Proposal or discussions with, or provide information to, a Third Party in relation to the Transactions, any Competing Proposal or Symbion Health, or solicit or invite any Competing Proposal, in respect of Symbion Health;
- solicit or invite any Healthscope Competing Proposal or expression of interest which may lead to a Healthscope Competing Proposal or initiate discussions with any Third Party which may reasonably be expected to lead to a Healthscope Competing Proposal; or
- participate in any negotiation, in relation to a Healthscope Competing Proposal or which may reasonably be expected to lead to a Healthscope Competing Proposal, or provide any information to a Third Party to enable that person to make an offer or proposal which may reasonably be expected to lead to a Healthscope Competing Proposal unless the Healthscope Board, acting in good faith and in order to satisfy what it considers to be its fiduciary or statutory duties, determines that, where there is a Healthscope Competing Proposal, the Healthscope Competing Proposal is a Superior Healthscope Proposal or where there is not yet a Healthscope Competing Proposal, the steps which the Healthscope Board proposes to take may reasonably be expected to lead to a Healthscope Competing Proposal which is a Superior Healthscope Proposal. If the Healthscope Board receives a Superior Healthscope Proposal and as a result proposes to publicly change or withdraw its recommendation that Healthscope shareholders vote in favour of the Healthscope Resolution at the Healthscope Extraordinary General Meeting, the Healthscope Board must give Symbion Health two clear Business Days written notice of such change or withdrawal and all material details of the Superior Healthscope Proposal.

(d) Break fee payable by Symbion Health

Under the Diagnostics Transaction Implementation Deed, Symbion Health has agreed to pay a break fee of $19.575 million (plus GST if applicable) to Healthscope to compensate Healthscope for certain costs incurred in relation to the Diagnostics Transaction if:

(i) a Superior Proposal is announced prior to the date of the Symbion Health Diagnostics General Meeting and is publicly recommended by the Symbion Health Board;

(ii) any Symbion Health director fails to recommend the Diagnostics Transaction, changes or withdraws his or her recommendation, or publicly recommends a Superior Proposal;

(iii) a Competing Proposal is announced prior to the date of the Symbion Health Diagnostics General Meeting and is completed at any time prior to 8 October 2008, as a result of which a Third Party acquires control of Symbion Health or directly or indirectly acquires all or a significant part of, or control of, the Diagnostics Businesses; or

(iv) Healthscope terminates the Diagnostics Transaction Implementation Deed as a result of:

  (A) a material breach of any Symbion Health Warranties, or because a Symbion Health Prescribed Occurrence or Symbion Health Material Adverse Change (in each case, as defined in the Diagnostics Transaction Implementation Deed) occurs, and the circumstances giving rise to the breach or occurrence have not been remedied within the requisite period; or

  (B) a material breach by Symbion Health of certain of its obligations under the Diagnostics Transaction Implementation Deed and where, in the case of certain breaches, the circumstances giving rise to the breach have not been remedied within the requisite period.

Even if one of the events referred to above occurs, this break fee is not payable by Symbion Health if:

(i) the Diagnostics Transaction completes, notwithstanding the occurrence of an event referred to above;

(ii) the value of the New Healthscope Shares to be issued to Symbion Health in connection with the Diagnostics Transaction is less than the assessed valuation range of the Diagnostics Businesses set out in the Symbion Health Independent Expert's Report, excluding from that valuation range the impact of any Competing Proposal (including in any update to its report);

(iii) Symbion Health terminates the Diagnostics Transaction Implementation Deed as a result of the Healthscope VWAP being less than $5.30; or

(iv) Symbion Health is entitled to terminate the Diagnostics Transaction Implementation Deed because:

(A) of a material breach of any Healthscope Warranties, or because a Healthscope Prescribed Occurrence or Healthscope Material Adverse Change (in each case, as defined in the Diagnostics Transaction Implementation Deed) occurs, and the circumstances giving rise to the breach or occurrence have not been remedied within the requisite period;

(B) of a material breach by Healthscope of certain of its obligations under the Diagnostics Transaction Implementation Deed and where, in the case of certain breaches, the circumstances giving rise to the breach have not been remedied within the requisite period;

(C) a Healthscope director publicly changes his or her recommendation of the Diagnostics Transaction or publicly recommends any Superior Healthscope Proposal;

(D) the Healthscope VWAP is less than $5.30;

(E) a variation to the Previous ACCC Undertaking has not been agreed to by the ACCC, where Healthscope has not obtained written confirmation from the ACCC, prior to 11.59 pm on the Business Day before the Diagnostics Completion Date, that the ACCC does not intend to oppose the Diagnostics Transaction; or

(F) the ACCC makes, or gives notice that it intends to make, an application for an injunction to prohibit, make illegal or materially restrict the completion of the Diagnostics Transaction or any of the documents which underlie the Diagnostics Transaction.

The break fee is not payable by Symbion Health merely because the Symbion Health Diagnostics Resolutions are not approved by Symbion Health shareholders at the Symbion Health Diagnostics General Meeting.

In addition, the break fee is not payable by Symbion Health to the extent that a court or the Takeovers Panel determines that any part of the break fee constitutes a breach of the fiduciary or statutory duties of the Symbion Health Board or unacceptable circumstances, or would, if paid, be unlawful for any reason.

(e) Break fees payable by Healthscope

Under the Diagnostics Transaction Implementation Deed, Healthscope has agreed to pay Symbion Health a break fee of $19.575 million (plus GST if applicable) to compensate Symbion Health for certain costs incurred in relation to the Diagnostics Transaction if:

(i) any Healthscope director fails to recommend or publicly changes or withdraws his or her recommendation that Healthscope shareholders vote in favour of the Healthscope Resolution;

(ii) Symbion Health terminates the Diagnostics Transaction Implementation Deed as a result of any of the following:

(A) a Healthscope director publicly changes his or her recommendation that Healthscope shareholders vote in favour of the Healthscope Resolution or publicly recommending a Superior Healthscope Proposal;

(B) a material breach of any Healthscope Warranties, or because a Healthscope Prescribed Occurrence or Healthscope Material Adverse Change (in each case, as defined in the Diagnostics Transaction Implementation Deed) occurs, and the circumstances giving rise to the breach or occurrence have not been remedied within the requisite period;

(C) a material breach by Healthscope of certain of its obligations under the Diagnostics Transaction Implementation Deed and where, in the case of certain breaches, the circumstances giving rise to the breach have not been remedied within the requisite period;

(D) Healthscope has not obtained either a variation of the Previous ACCC Undertaking or written confirmation from the ACCC, prior to 11.59 pm on the Business Day before the Diagnostics Completion Date, that the ACCC does not intend to oppose the Diagnostics Transaction;

(E) the ACCC makes, or gives notice that it intends to make, an application for an injunction to prohibit, make illegal or materially restrict the completion of the Diagnostics Transaction or any of the documents which underlie the Transactions; or

12. Additional Information (continued)

(iii) Healthscope terminates the Diagnostics Transaction Implementation Deed because the ACCC has required that, in order for the ACCC to approve the Diagnostics Transaction, Healthscope gives undertakings which would result in (or would be reasonably likely to result in) an ACCC Undertaking Effect.

This break fee is not payable by Healthscope:

- if the Diagnostics Transaction completes, notwithstanding the occurrence of an event referred to above;
- if Healthscope commissions an independent expert's report in respect of the Diagnostics Transaction, and that independent expert concludes (in its report or any update of its report) that the Diagnostics Transaction is not (as applicable) either in the best interests of, or fair and reasonable to, Healthscope shareholders other than by reason of a Healthscope Competing Proposal; or
- if Healthscope is entitled to terminate the Diagnostics Transaction Implementation Deed as a result of a material breach of any warranties given by Symbion Health, or because a Symbion Health prescribed occurrence or material adverse change (in each case, as defined in the Diagnostics Transaction Implementation Deed) occurs and the circumstances giving rise to the breach or occurrence have not been remedied within the requisite period or a material breach by Symbion Health of certain of its obligations under the Diagnostics Transaction Implementation Deed occurs and, in the case of certain breaches, the circumstances giving rise to the breach have not been remedied within the requisite period.

In addition, Healthscope has agreed to pay Symbion Health a reduced break fee of $10 million (plus GST if applicable) if Symbion Health terminates the Diagnostics Transaction Implementation Deed as a result of the Healthscope VWAP being less than $5.30 (the **Reduced Break Fee**) prior to the Symbion Health Diagnostics General Meeting.

The Reduced Break Fee is not payable by Healthscope:

- if Healthscope is entitled to terminate the Diagnostics Transaction Implementation Deed as a result of a material breach of any warranties given by Symbion Health, or because a Symbion Health prescribed occurrence or material adverse change (in each case, as defined in the Diagnostics Transaction Implementation Deed) occurs and the circumstances giving rise to the breach or occurrence have not been remedied within the requisite period or a material breach by Symbion Health of certain of its obligations under the Diagnostics Transaction Implementation Deed occurs and, in the case of certain breaches, the circumstances giving rise to the breach have not been remedied within the requisite period;
- if at the close of trading on any 5 Trading Days during the Healthscope VWAP Period, the S&P/ASX 200 index is 15% or more below its level as at 28 May 2007;
- if the Healthscope break fee of $19.575 million has been paid or becomes payable; or
- if Symbion Health holds the Symbion Health Diagnostics General Meeting and the Symbion Health Diagnostics Resolutions are put to the Symbion Health Diagnostics General Meeting.

In addition, neither the break fee of $19.575 million or the break fee of $10 million will be payable by Healthscope to the extent that a court or the Takeovers Panel determines that any part of the break fee constitutes a breach of the fiduciary or statutory duties of the Healthscope Board or unacceptable circumstances, or would, if paid, be unlawful for any reason.

(f) Undertakings by Symbion Health in relation to New Healthscope Shares

Symbion Health has agreed with Healthscope not to exercise any right to vote (or appoint any proxy to exercise any right to vote), or any other right (including any right to distribute, trade or sell the New Healthscope Shares, but excluding the right to distribute the New Healthscope Shares to Symbion Health shareholders and the Nominee), in respect of any of the New Healthscope Shares during the period from the time of issue of the New Healthscope Shares until the New Healthscope Shares are distributed to (and all of the New Healthscope Shares have actually been registered in the names of) Symbion Health shareholders and the Nominee, other than a right to vote the New Healthscope Shares:

- while a dividend (or part of a dividend) in respect of any of the New Healthscope Shares is unpaid;
- on a proposal to reduce Healthscope's share capital;
- on a resolution to approve the terms of a buy-back agreement;
- on a proposal that affects the rights attached to any of the New Healthscope Shares;
- on a proposal to wind Healthscope up;

- on a proposal for the disposal of the whole of Healthscope's property, business and undertaking; or
- during Healthscope's winding up,

in which case Symbion Health may exercise its right to vote at its discretion (or appoint a proxy to do so).

12.7 Diagnostics Sale and Purchase Agreement

The Diagnostics Sale and Purchase Agreement provides for the sale by Symbion Health of all of the issued shares in SH Holdings (the **Sale Shares**) to Healthscope. Execution and completion of the Diagnostics Sale and Purchase Agreement is to occur simultaneously on the Diagnostics Completion Date (subject to satisfaction or waiver of the conditions precedent set out in the Diagnostics Transaction Implementation Deed).

The purchase price for the Sale Shares is the issue by Healthscope of the New Healthscope Shares to Symbion Health, as may be adjusted by cash payments to or from Symbion Health related to certain financial matters, including related to:

(a) the difference between the actual net debt of the Symbion Health Group and a forecast of that net debt;

(b) changes in net working capital of the C&P Companies between an agreed reference amount and the actual working capital;

(c) the difference between the actual intercompany loan balances between the C&P Companies and Symbion Health and a forecast of those intercompany loan balances;

(d) certain Symbion Health head office costs to be shared on a pro rata basis including Symbion Health's third party transaction costs, interest on external debt and unallocated corporate costs; and

(e) the difference between actual tax payments allocated to the Consumer Businesses or the Pharmacy Businesses and a forecast of those payments.

Neither Symbion Health nor Healthscope is obliged to complete the Diagnostics Sale and Purchase Agreement unless it is evident that the Diagnostics Distribution can be effected such that Symbion Health shareholders will be able to be registered as the holders of the New Healthscope Shares and that there is no judgment, order, injunction, restraint or prohibition restraining the Diagnostics Distribution at that time.

The Diagnostics Sale and Purchase Agreement has "wrong pockets" clauses that provide, subject to the provisions of the Shared Services Agreement, that assets of the Symbion Health Group which are held by Diagnostics Companies following Diagnostics Completion but were used in any of the C&P Businesses prior to Diagnostics Completion are transferred to Consumer or Pharmacy (as the case may be) or that rights are granted to Consumer or Pharmacy to use those assets as they were enjoyed prior to Diagnostics Completion. Similarly, for assets of the Symbion Health Group which are held by C&P Companies following Diagnostics Completion but were used in the Diagnostics Businesses prior to Diagnostics Completion, the wrong pockets clauses effect a transfer of those assets to Healthscope (or its nominee) or provide that rights are granted to Healthscope (or its nominee) to use those assets as they were enjoyed prior to Diagnostics Completion.

The Diagnostics Sale and Purchase Agreement provides for Healthscope to make employment offers to the Symbion Health employees (other than those employed in the C&P Businesses and other specifically excluded employees).

Subject to specified exceptions, there are reciprocal indemnities under the Diagnostics Sale and Purchase Agreement in relation to any liability that the C&P Group Indemnified Parties (as defined in the Diagnostics Sale and Purchase Agreement, but which broadly means the C&P Companies and, until it becomes a Subsidiary of Healthscope, Symbion Health) may suffer in connection with the Diagnostics Businesses and any liability that the Purchaser Indemnified Parties (as defined in the Diagnostics Sale and Purchase Agreement, but which broadly means Healthscope and its Related Bodies Corporate following Diagnostics Completion) may suffer in connection with any of the C&P Businesses. The rationale behind these indemnities is broadly that liabilities in respect of the Diagnostics Businesses should be borne by the Healthscope Group and liabilities in respect of the C&P Businesses should be borne by the C&P Companies (including Symbion Health, until it becomes a Subsidiary of Healthscope). There are also reciprocal indemnities in relation to any liabilities that C&P Group Indemnified Parties or Purchaser Indemnified Parties may suffer in connection with businesses of the Symbion Health Group that are not C&P Businesses or Diagnostics Businesses (as the case may be) on the basis that Healthscope is responsible for 70.261% of such liabilities and Consumer and Pharmacy (and, until it becomes a Subsidiary of Healthscope, Symbion Health) are responsible for 29.739% of such liabilities.

12. Additional Information (continued)

The Diagnostics Sale and Purchase Agreement contains detailed provisions dealing with tax liabilities and indemnities to allocate tax liabilities between Consumer, Pharmacy and Healthscope.

12.8 Restructure Agreement

The Restructure Agreement is to be signed shortly after the Symbion Health Diagnostics General Meeting if the Symbion Health Diagnostics Resolutions are passed. It is an agreement to transfer the assets of the Symbion Health Group to the companies which will carry on the Diagnostics Businesses, the Consumer Businesses and the Pharmacy Businesses after the Diagnostics Completion Date (to the extent that they are not already held or owned by an appropriate operating subsidiary). Completion of the transfer of assets and contracts in respect of the Diagnostics Businesses (as defined in the Restructure Agreement) is to occur simultaneously on the signing of the Restructure Agreement. Completion of the transfer of assets and contracts in respect of the C&P Businesses (as defined in the Restructure Agreement) is to occur on the date of satisfaction of the condition precedent of the C&P Scheme Implementation Deed that relates to court approval of the C&P Scheme.

The purchase price for the assets to be transferred is the book value of those assets as at the completion date of the transfer of the relevant assets.

The Restructure Agreement requires that Consumer and Pharmacy offer employment to any employees of Symbion Health or any Diagnostics Company whose employment relates to the Consumer Businesses or Pharmacy Businesses respectively.

12.9 Shared Services Agreement

The Shared Services Agreement requires Healthscope to provide (for a fee) specified services to Symbion Health, Consumer and Pharmacy (the **C&P Parties**). These services are provided on a short term basis (generally 9 months from Diagnostics Completion) to give the C&P Parties time to transition away from Healthscope in relation to those services. The services include payroll services, IT services, financial accounting services and certain corporate services. There is also an ability to negotiate a sublease for the premises which the C&P Parties occupied prior to Diagnostics Completion. Certain services are specifically excluded, including workers' compensation services, legal services and OH&S services.

The fee payable by the C&P Parties for many of the services is specified in the schedules to the agreement. For certain services that Symbion Health may require, this will need to be agreed and for any new services that Healthscope agrees to provide, this will also need to be agreed although the agreement provides certain principles that have to be followed in setting that fee.

There are certain limited obligations on the C&P Parties to provide services (for a fee) to Healthscope to the extent required by Healthscope (including to provide the services to the C&P Parties) because an asset, person or contract could not be transferred to either the Diagnostics Group under the Restructure Agreement or Healthscope under the Diagnostics Sale and Purchase Agreement.

The parties must use their best endeavours to obtain all necessary third party consents to these arrangements, although if this cannot be achieved, Healthscope is not obliged to provide that part of the service.

Healthscope has excluded its liability in connection with the provision of the services. It has also capped its potential liability to the total fees payable under the agreement. Further, the C&P Parties are required to indemnify Healthscope for any liability it suffers as a result of providing the services except where Healthscope has wilfully breached the agreement, is negligent, fraudulent or dishonest.

The C&P Parties may terminate a service under the agreement without cause on 1 month's notice or sooner for material and unremedied breach. Healthscope has a right to terminate in certain circumstances, including due to third party restraints, if the Diagnostics Businesses cease to use or be provided with the services (provided the C&P Parties are given 3 months' notice) or it is unable to provide the services for reasons beyond its reasonable control.

12.10 Recapitalisation Steps

Before the sale of the shares in SH Holdings (the Symbion Health Subsidiary that owns the Diagnostics Businesses) to Healthscope can occur, there is a requirement that SH Holdings repay all outstanding indebtedness to Symbion Health (being the Inter company Debt). The Recapitalisation Steps set out the various steps that Symbion Health and Healthscope have agreed to take prior to Diagnostics Completion in order to enable SH Holdings to repay the Inter-company Debt on Diagnostics Completion. Symbion Health will use some of the proceeds generated from the repayment to settle its external loan commitments with its lending syndicate, and will retain any excess funds.

Pursuant to the Recapitalisation Steps, Healthscope will provide a loan facility directly to SH Holdings of an amount that will enable SH Holdings to fully repay the Inter-company Debt so that the Diagnostics Transaction can proceed. Under that facility, Healthscope will issue the Promissory Note, which SH Holdings will then assign to Symbion Health. On Diagnostics Completion, the conditions to draw down of the Promissory Note would be satisfied and Symbion Health would draw down the face value of the Promissory Note resulting in full repayment of the Inter-company Debt by SH Holdings and enabling Symbion Health to repay its external loan commitments with its lending syndicate.

12.11 Summary of documentation between Healthscope and Lantern

Healthscope and Lantern have entered into the Co-operation Deed which governs the relationship between Healthscope and Lantern in respect of the Transactions. This section summarises the key terms of the Co-operation Deed.

Each party has accepted certain obligations in relation to the conduct of their respective Transactions, including restrictions on any waiver of certain conditions precedent to those Transactions. For example, Lantern may not waive the conditions precedent to the C&P Scheme in respect of any breach of the warranties given by Symbion Health or the occurrence of any of the prescribed occurrences set out in the C&P Scheme Implementation Deed without Healthscope's consent, unless the waiver would not or would be likely to not adversely affect Healthscope as prospective purchaser of Symbion Health (under the Symbion Health Share Sale Deed described below).

Lantern and Healthscope have agreed that, until the earlier of termination of the Co operation Deed or the C&P Scheme becoming effective, they will neither solicit, nor engage in negotiations with respect to, certain competing or alternative proposals to the Transactions by a third party, and each party must give the other immediate notice of any unsolicited approach it receives. However, an exclusion from this is that Lantern may discuss or negotiate any Superior Diagnostics Proposal if required to do so under the C&P Scheme Implementation Deed. The Co-operation Deed terminates automatically if the C&P Scheme Implementation Deed or the Diagnostics Transaction Implementation Deed terminates. Lantern may also be required by Symbion Health to terminate the Co operation Deed under the C&P Scheme Implementation Deed if a Superior Diagnostics Proposal is made.

If Healthscope recommends a Superior Healthscope Proposal and terminates the Diagnostics Transaction Implementation Deed, and that Superior Healthscope Proposal is actually implemented prior to 7 October 2008, Healthscope must pay to Lantern an amount equal to certain third party advisory costs and out of pocket expenses incurred by Lantern in connection with the Transactions (less any reimbursement amounts or break fees otherwise paid or payable to Lantern by Symbion Health or any third party), up to a maximum of $5 million.

Subject to the C&P Scheme being implemented, the C&P Holding Entities being transferred to the Lantern Purchasers (so that the only subsidiaries of Symbion Health would be the International Companies) and Lantern conducting Symbion Health's business in compliance with certain agreed restrictions after implementation of the C&P Scheme, Healthscope intends to acquire the shares in Symbion Health from Lantern. The Symbion Health Share Sale Deed sets out the terms on which Healthscope would acquire and Lantern would sell the shares in Symbion Health. If executed, the Symbion Health Share Sale Deed would result in the transfer of the shares in Symbion Health to Healthscope for consideration equal to the sum of $1 and all cash held by the International Companies as at completion of the Diagnostics Transaction Implementation Deed. Each party would give the other warranties as to capacity and authority, and Lantern would give Healthscope warranties in respect of its ownership of the shares in, and its conduct of, Symbion Health.

12.12 Interests of Healthscope directors

The information set out below has been provided to Symbion Health and Symbion Health shareholders in connection with the Diagnostics Transaction.

Interests in Diagnostics Transaction

Except as disclosed elsewhere in this document, no director of Healthscope holds as at the date of this document, or has held in the 2 years before the date of this document, an interest in the Diagnostics Transaction or Symbion Health.

Except as disclosed elsewhere in this document, no one has paid or agreed to pay any amount, and no one has given or agreed to give any benefit to, any director of Healthscope to induce that person to become or to qualify as a director of Healthscope.

12. Additional Information (continued)

Interests of Healthscope directors in Symbion Health shares

As at the date of this document, no Symbion Health shares are held by or on behalf of any of the directors of Healthscope.

Interests of Healthscope directors in Healthscope securities

As at the date of this document, the directors of Healthscope have interests in the following securities in Healthscope:

Director	Fully Paid Ordinary Shares	Performance Rights
H Kevin McCann	1,387,244	nil
Linda B Nicholls	155,443	nil
Richard A F England	115,069	nil
David Evans	18,921,735	nil
Ziggy E Switkowski	130,000	nil
Philip Bullock	nil	nil
Bruce R Dixon	1,668,701	317,307

Note: At the Healthscope 2007 Annual General Meeting, shareholders approved the grant of a further 155,660 performance rights to Bruce Dixon. They have not yet been granted as at the date of this document.

Remuneration of Healthscope directors

The Constitution of Healthscope contains several provisions as to remuneration of executive and non-executive directors of Healthscope. As remuneration for services, each non-executive director of Healthscope is to be paid an amount determined by the Healthscope Board, provided that the aggregate amount payable to non-executive directors for their services in any year may not exceed the amount determined by Healthscope shareholders in general meeting. The latest determination was at the Annual General Meeting held in October 2007, when Healthscope shareholders approved a maximum aggregate remuneration of $1.5 million.

Any Healthscope director who performs substantial services outside the ordinary duties of a Healthscope director (such as serving on special committees) may be paid extra remuneration as determined by the Healthscope Board. In addition, every director of Healthscope is entitled to be paid all reasonable travel, accommodation and other expenses incurred by the director in attending meetings of Healthscope, of the Healthscope Board or of any committees, or while engaged on the business of Healthscope.

Indemnity, insurance and access

The Healthscope Constitution provides for each director of Healthscope to enter into a Director's Deed of Appointment. Each director of Healthscope has entered into a Director's Deed of Appointment, which, in summary, provides that:

- Healthscope is to indemnify each director out of the assets of Healthscope against any liability incurred by the director in or arising out of the conduct of the business of Healthscope or in or arising out of the discharge of the duties of the director. Healthscope must indemnify the director to the extent it is not precluded by law from doing so (subject to the ability of the director to be indemnified from other sources);
- Healthscope must maintain an insurance policy for the benefit of the director which insures the director against any liability incurred by the director for acts or omissions of the director in their capacity as a director of Healthscope; and
- during a period of 7 years after the director ceases to be a director of Healthscope, Healthscope must give the director access to papers of the Healthscope Board for the sole purpose of a director defending any legal proceedings which relate to an act or omission of the director in performing their duties to Healthscope or appearing before any inquiry or hearing of a government agency relating to an act or omission of the director in performing their duties to Healthscope.

Payment and other benefits to Healthscope directors

Except as disclosed elsewhere in this document, no payment or other benefit is being proposed to be made or given to any director, secretary or executive officer of Healthscope or its related entities as compensation for loss of or as consideration for or in connection with their retirement from office in Healthscope or in a related body corporate.

13. Glossary

ACCC means the Australian Competition and Consumer Commission.

ACCC Undertaking means the enforceable undertaking provided by Healthscope pursuant to section 87B of the Trade Practices Act 1974 (Cth), and accepted by the ACCC, on 25 October 2007 in respect of the Diagnostics Transaction.

ACCC Undertaking Effect has the meaning given to it in the Diagnostics Transaction Implementation Deed, and which is described in section 4.3(j).

ANZ means Australia & New Zealand Banking Group Ltd.

Archer Capital means Archer Capital Pty Limited (ACN 076 176 737).

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ACN 008 624 691).

ATO means the Australian Taxation Office.

Business Day is any day that is both a Business Day within the meaning given in the Listing Rules and a day that banks are open for business in Melbourne, Australia.

C&P Businesses means the Consumer Businesses and Pharmacy Businesses.

C&P Companies means Consumer, its Subsidiaries and any other person in which any of them has a shareholding or other equity or beneficial interest, in each case immediately prior to Diagnostics Completion, and Pharmacy, its Subsidiaries and any other person in which any of them has a shareholding or other equity or beneficial interest, in each case immediately prior to Diagnostics Completion.

C&P Holding Entity means the entity which will own the shares in Consumer and Pharmacy upon implementation of the C&P Scheme.

C&P Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act substantially in the form set out in Annexure A to the C&P Scheme Implementation Deed or in such other form as Symbion Health and Lantern agree in writing and subject to any alterations or conditions made or required by the Court pursuant to the Corporations Act and agreed to by Lantern and Symbion Health.

C&P Scheme Implementation Deed means the deed between Symbion Health and Lantern dated 8 October 2007 pursuant to which Symbion Health proposes to implement a scheme of arrangement under Part 5.1 of the Corporations Act pursuant to which Lantern would acquire all of the shares in Symbion Health.

Capital Reduction means an equal reduction of capital by Symbion Health in relation to its ordinary shares under section 256C of the Corporations Act and distribution in specie by Symbion Health of all of the New Healthscope Shares (or, to the extent that certain of the New Healthscope Shares are distributed to Symbion Health shareholders by way of the Diagnostics Transaction Dividend, all of the New Healthscope Shares which are not so distributed by way of the Diagnostics Transaction Dividend) to Symbion Health shareholders (or, in the case of Ineligible Overseas Shareholders, to a nominee in accordance with the Diagnostics Transaction Implementation Deed).

CGT means capital gains tax.

CHESS means the clearinghouse electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Limited (ACN 008 504 532).

Competing Proposal means a transaction or arrangement which is proposed by or involves a Third Party pursuant to which (other than as contemplated pursuant to the Transactions or the Diagnostics Transaction) a Third Party will, if the proposed transaction or arrangement is entered into or completed substantially in accordance with its terms:

(a) directly or indirectly acquire, have a right to acquire or otherwise acquire an economic interest in, all or a significant part of the business of the Symbion Health Group;

(b) acquire a Relevant Interest in any Symbion Health shares, as a result of which the Third Party will have a Relevant Interest in 20% or more of the Symbion Health shares;

(c) otherwise acquire control of Symbion Health or the Symbion Health Group within the meaning of section 50AA of the Corporations Act; or

(d) otherwise directly or indirectly acquire, merge with, or acquire a significant shareholding or economic interest in Symbion Health or all or a significant part of the business of the Symbion Health Group, whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buy-back, sale or purchase of assets, joint venture, reverse takeover, dual-listed company structure, recapitalisation, establishment of a new holding company for the Symbion Health Group or other synthetic merger or any other transaction or arrangement.

For the purposes of paragraphs (a) and (d) above:

(i) in respect of the Diagnostics Transaction:

A. the Diagnostics Businesses (or a significant part of the Diagnostics Businesses) will be taken to be a significant part of the business of the Symbion Health Group; and

B. the C&P Businesses (or a significant part of the C&P Businesses) will not be taken to be a significant part of the business of the Symbion Health Group; and

(ii) in respect of the C&P Scheme:

A. the C&P Businesses will be taken to be a significant part of the businesses of the Symbion Health Group; and

B. the Diagnostics Businesses (or a significant part of the Diagnostics Businesses) will not be taken to be a significant part of the Symbion Health Group.

Consumer means Symbion CP Holdings Pty Limited (ACN 113 556 460).

Consumer Businesses means the consumer products business (including the manufacture and marketing of vitamin, mineral and health supplements and antiseptic products) of the Symbion Health Group, which, for the avoidance of doubt, does not include the Diagnostics Businesses.

Co-operation Deed means the deed with the same name entered into between Healthscope and Lantern on or about 8 October 2007.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Supreme Court of Victoria or such other court of competent jurisdiction as Symbion Health and Lantern agree in writing.

Diagnostics Businesses means the pathology, medical centres and diagnostic imaging businesses of the Symbion Health Group and the Joint Venture Companies.

Diagnostics Companies means the entities within the Diagnostics Group.

Diagnostics Completion means completion of the Diagnostics Transaction in accordance with the terms of the Diagnostics Transaction Implementation Deed and the Diagnostics Sale and Purchase Agreement.

Diagnostics Completion Date means the day on which Diagnostics Completion occurs in accordance with the Diagnostics Transaction Implementation Deed.

Diagnostics Distribution means the in specie distribution of New Healthscope Shares by Symbion Health to Symbion Health shareholders (or the Nominee, in the case of Ineligible Overseas Shareholders) under the Diagnostics Transaction Dividend and Capital Reduction.

Diagnostics Group means SH Holdings and its subsidiaries immediately prior to Diagnostics Completion and The Ward Corporation Pty Limited, SYB (NZ) Limited, Symbion Employee Share Acquisitions Plan Pty Limited and each of their subsidiaries from the time it becomes a direct or indirect Subsidiary of Healthscope.

Diagnostics Record Date means 7:00 pm on the date which is 5 Business Days after the date of the Symbion Health Diagnostics General Meeting or such other date as agreed between Symbion Health and Healthscope.

Diagnostics Sale and Purchase Agreement means a Share Sale and Purchase Deed between Symbion Health, Consumer, Pharmacy and Healthscope, in the form of the draft document initialled by Symbion Health and Healthscope for the purpose of identification (or in such other form as Symbion Health, Consumer, Pharmacy, Lantern and Healthscope agree in writing).

13. Glossary (continued)

Diagnostics Transaction means the proposed transactions pursuant to which:

(a) Symbion Health will sell all of the shares in SH Holdings to Healthscope in accordance with the terms of the Diagnostics Transaction Implementation Deed and the Diagnostics Sale and Purchase Agreement, in consideration for the issue to Symbion Health of the New Healthscope Shares; and

(b) Symbion Health will distribute to Symbion Health shareholders (or the nominee contemplated by the Diagnostics Transaction Implementation Deed) the New Healthscope Shares by way of the Diagnostics Distribution, in accordance with the terms of the Diagnostics Transaction Implementation Deed.

Diagnostics Transaction Dividend means a special dividend by Symbion Health by in specie distribution of the number of New Healthscope Shares as the Symbion Health Board resolves to distribute to Symbion Health shareholders (or in the case of Ineligible Overseas Shareholders, to the Nominee) on the Symbion Health Share Register on the Diagnostics Record Date pursuant to the Diagnostics Transaction.

Diagnostics Transaction Implementation Deed means the transaction implementation deed between Symbion Health and Healthscope dated 8 October 2007 (as amended), a copy of which is available on Healthscope's website (www.healthscope.com.au).

EBIT means earnings before interest and tax.

EBITDA means earnings before interest, tax, depreciation and amortisation.

EPS means earnings per share.

Government Authority means any government or governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any state or territory.

GST has the meaning given to that term in the GST Legislation.

GST Legislation means the A New Tax System (Goods and Services Tax) Act 1999 (Cth) and any related statute imposing such tax or legislation that is enacted to validate, recapture or recoup such tax.

Grant Samuel means Grant Samuel & Associates Pty Limited.

Healthscope means Healthscope Limited (ACN 006 405 152).

Healthscope Board means the board of directors of Healthscope.

Healthscope Competing Proposal means a transaction or arrangement which is proposed by any person, and which at any time is or becomes conditional on the Diagnostics Transaction not proceeding or the Diagnostics Transaction Implementation Deed being terminated, pursuant to which (other than as contemplated pursuant to the Transactions or the Diagnostics Transaction) a person will, if the proposed transaction or arrangement is entered into or completed substantially in accordance with its terms:

(a) directly or indirectly acquire, have a right to acquire or otherwise acquire an economic interest in, all or a significant part of the business of the Healthscope Group;

(b) acquire a Relevant Interest in any Healthscope Shares, as a result of which the Third Party will have a Relevant Interest in 20% or more of the Healthscope Shares;

(c) otherwise acquire control of Healthscope or the Healthscope Group within the meaning of section 50AA of the Corporations Act; or

(d) otherwise directly or indirectly acquire, merge with, or acquire a significant shareholding or economic interest in Healthscope or all or a significant part of the business of the Healthscope Group, whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buy-back, sale or purchase of assets, joint venture, reverse takeover, dual-listed company structure, recapitalisation, establishment of a new holding company for the Healthscope Group or other synthetic merger or any other transaction or arrangement.

Healthscope Constitution means the constitution of Healthscope from time to time.

Healthscope Extraordinary General Meeting means the meeting of Healthscope shareholders convened by Healthscope to consider the Healthscope Resolution.

Healthscope Group means Healthscope and each of its Subsidiaries.

Healthscope Information means all of the information contained in this document, except for the Symbion Health Information, the Investigating Accountant's Report and the Independent Expert's Report.

Healthscope Options has the meaning given in section 7.1(g)(iii).

Healthscope Performance Rights has the meaning given in section 7.1(g)(iv).

Healthscope Resolution means an ordinary resolution of Healthscope shareholders for the purposes of approving:

(a) the issue of the New Healthscope Shares for the purposes of Listing Rule 7.1 in accordance with the requirements of ASX and the Listing Rules; and

(b) the acquisition of any Relevant Interest in Healthscope Shares by Symbion Health and Healthscope in relation to the Diagnostics Transaction for the purposes of, and in accordance with, section 611, item 7 of the Corporations Act.

Healthscope Share means a fully paid ordinary share in Healthscope.

Healthscope VWAP means the average (calculated to 2 decimal places) of the volume weighted average share prices for Healthscope Shares traded on ASX (excluding any and all special crossings, crossings made prior to the commencement of normal trading, crossings made during the closing phase or the after hours adjust phase, overseas trades and overnight crossings or trades pursuant to the exercise of options over Healthscope Shares, and any other trades which Symbion Health and Healthscope reasonably agree to exclude on the basis that they are not representative of the general price at which Healthscope Shares are trading on ASX in the context of trading in Healthscope Shares on any day on which the trades took place) on each of the Trading Days comprising the Healthscope VWAP Period.

Healthscope VWAP Period means the 10 Trading Days prior to, but not including, the day of the Symbion Health Diagnostics General Meeting, save that if the Symbion Health Diagnostics General Meeting is adjourned, postponed or otherwise delayed pursuant to clause 4.7(b) of the Diagnostics Transaction Implementation Deed as a result of the circumstances set out in clause 4.7(a) of the Diagnostics Transaction Implementation Deed, the Healthscope VWAP Period means the 10 Trading Days prior to, but not including, the date on which the Symbion Health Diagnostics General Meeting was originally convened by Symbion Health to be held.

International Companies means The Ward Corporation Pty Limited, SYB (NZ) Limited, Symbion Employee Share Acquisitions Plan Pty Limited, PSPC Holdings Pty Limited and their subsidiaries.

IAC Bidcos means:

(a) Lantern Pharmacy Bidco Pty Limited (ACN 125 475 916) (which wholly owns Lantern Pharmacy Purchaser Pty Limited); and

(b) Lantern CP Bidco Pty Limited (ACN 125 475 925) (which wholly owns Lantern CP Purchaser Pty Limited).

IAC Consortium means:

(a) the IAC Bidcos;

(b) the IAC Holdcos;

(c) the IAC Purchasers;

(d) funds managed or advised by Ironbridge Capital;

(e) funds managed or advised by Archer Capital; and

(f) Lantern.

IAC Holdcos means:

(a) Lantern Pharmacy Holdings Pty Limited (ACN 125 407 285) (which wholly owns Lantern Pharmacy Bidco Pty Limited); and

(b) Lantern CP Holdings Pty Limited (ACN 125 407 954) (which wholly owns Lantern CP Bidco Pty Limited).

IAC Purchasers means Lantern CP Purchaser Pty Limited and Lantern Pharmacy Purchaser Pty Limited.

Independent Expert's Report means the report from Grant Samuel commissioned by Healthscope, and any update to such report that Grant Samuel issues.

Ineligible Overseas Shareholder means a Symbion Health shareholder whose address on the Symbion Health Share Register at the Diagnostics Record Date is in a jurisdiction other than Australia and its external territories, New Zealand (subject to promulgation of an appropriate amendment to the Securities Act (Overseas Companies) Exemption Notice 2002), the United States, Hong Kong or Singapore, unless Symbion Health and Healthscope are satisfied, acting reasonably, that the laws of that Symbion Health shareholder's country of residence (as shown in the Symbion Health Share Register) permit the distribution of New Healthscope Shares to that Symbion Health shareholder pursuant to the Diagnostics Distribution either unconditionally or after compliance with conditions which Healthscope in its sole discretion regards as acceptable.

Inter-company Debt has the meaning given in section 4.3(f).

International Companies means The Ward Corporation Pty Limited, SYB (NZ) Limited, Symbion Employee Share Acquisitions Plan Pty Limited and their subsidiaries.

13. Glossary (continued)

Investigating Accountant's Report means the report from Deloitte Touche Tohmatsu set out in section 10 of this document.

Ironbridge Capital means Ironbridge Capital Pty Limited (ACN 105 880 108).

Joint Venture Companies means any person other than a Diagnostics Company in which a Diagnostics Company has a shareholding or other equity or beneficial interest, in each case immediately prior to Diagnostics Completion.

Lantern means Lantern Bidco Pty Limited (ACN 127 183 886).

Lantern Purchasers means Lantern CP Purchaser Pty Limited (ACN 125 517 231) and Lantern Pharmacy Services Pty Limited (ACN 125 517 222).

Listing Rules means the official listing rules of ASX.

Merged Group means Healthscope and its Subsidiaries following Diagnostics Completion.

New Healthscope Shares means the Healthscope Shares as determined, allotted and issued to Symbion Health as consideration for the sale to Healthscope of shares in SH Holdings under the Diagnostics Transaction.

Nominee means the person nominated by Symbion Health to sell the New Healthscope Shares that are attributable to Ineligible Overseas Shareholders under the terms of the Diagnostics Transaction Implementation Deed (and/or a nominee of that person).

Original Scheme means the transactions contemplated by the scheme implementation deed between Symbion Health and Healthscope dated 28 May 2007, as amended on 2 August 2007.

Pharmacy means Symbion Pharmacy Services Pty Limited (ACN 000 875 034).

Pharmacy Businesses means the pharmacy services and distribution businesses of the Symbion Health Group which, for the avoidance of doubt, do not include the Diagnostics Businesses.

Previous ACCC Undertaking means the enforceable undertaking provided by Healthscope pursuant to section 87B of the Trade Practices Act 1974 (Cth) and accepted by the ACCC on 15 August 2007 in respect of the Original Scheme.

Primary Health Care means Primary Health Care Limited (ACN 064 530 516).

Promissory Note means the conditional promissory note to be issued by Healthscope to SH Holdings prior to Diagnostics Completion in accordance with the Recapitalisation Steps as described in section 12.5(a).

Recapitalisation Steps means the steps, documents and other transactions set out in or contemplated by the Recapitalisation Steps Document.

Recapitalisation Steps Document means the document entitled 'Agreed Recapitalisation Steps' initialled by Symbion Health, Lantern and Healthscope for the purposes of identification (or such other substitute or replacement document agreed between Symbion Health and Healthscope in writing).

Related Bodies Corporate has the meaning given in the Corporations Act.

Relevant Interest has the meaning given to that term in the Corporations Act.

Restructure Agreement means an agreement between Symbion Health and certain subsidiaries of Symbion Health as described in section 12.8.

Revised Proposal means the proposal to enter into the Transactions.

Shared Services Agreement means the shared services agreement to be entered into on or about the Diagnostics Completion Date between Symbion Health, Healthscope, Consumer and Pharmacy, as described in section 12.9.

SH Holdings means Symbion Healthcare Holdings Pty Ltd (ACN 078 954 631) (being the entity that owns the Diagnostics Businesses).

Subsidiary has the meaning given to that term in the Corporations Act.

Superior Diagnostics Proposal means a 'Competing Proposal' (as defined in the Diagnostics Transaction Implementation Deed) in respect of the Diagnostics Businesses only which in the determination of the Symbion Health Board, acting in good faith and in order to satisfy what the Symbion Health Board considers to be its fiduciary or statutory duties (after having taken advice from its financial and legal advisers), would, if completed substantially in accordance with its terms and taking into account the terms and conditions of the Competing Proposal, result in a transaction more favourable to the Symbion Health shareholders than the Diagnostics Transaction.

Superior Proposal means:

(a) in relation to the Diagnostics Transaction, a Competing Proposal which in the determination of the Symbion Health Board, acting in good faith and in order to satisfy what the Symbion Health Board considers to be its fiduciary or statutory duties (after having taken advice from its financial and legal advisers), would, if completed substantially in accordance with its terms and taking into account the terms and conditions of the Competing Proposal, result in a transaction more favourable to the Symbion Health shareholders than the:

(i) Diagnostics Transaction; or

(ii) Transactions viewed in aggregate.

(b) in relation to the C&P Scheme, a Competing Proposal which in the determination of the Symbion Health Board, acting in good faith and in order to satisfy what the Symbion Health Board considers to be its fiduciary or statutory duties (after having taken advice from its financial and legal advisers), would, if completed substantially in accordance with its terms and taking into account the terms and conditions of the Competing Proposal, result in a transaction more favourable to the Symbion Health shareholders than the:

(i) C&P Scheme; or

(ii) Transactions viewed in aggregate.

Superior Healthscope Proposal means a Healthscope Competing Proposal which in the determination of the Healthscope Board, acting in good faith and in order to satisfy what the Healthscope Board considers to be its fiduciary or statutory duties (after having taken advice from its financial and legal advisers), would, if completed substantially in accordance with its terms and taking into account the terms and conditions of the applicable proposal, transaction or arrangement, result in a transaction more favourable to the Healthscope shareholders than the Diagnostics Transaction.

Symbion Health means Symbion Health Limited (ACN 004 073 410).

Symbion Health Board means the board of directors of Symbion Health.

Symbion Health Diagnostics General Meeting means the meeting of Symbion Health shareholders to consider the Symbion Health Diagnostics Resolutions to be convened by Symbion Health as required by the Diagnostics Transaction Implementation Deed.

Symbion Health Diagnostics Resolutions means the following resolutions which are being put to Symbion Health shareholders by Symbion Health:

(a) an ordinary resolution of Symbion Health shareholders approving the Capital Reduction for the purposes of section 256C(1) of the Corporations Act, in the form contemplated by the Diagnostics Transaction Implementation Deed; and

(b) an ordinary resolution of Symbion Health shareholders approving the sale of the New Healthscope Shares otherwise attributable to Ineligible Overseas Shareholders, in the form contemplated by the Diagnostics Transaction Implementation Deed; and

(c) any other approvals required by law, the Listing Rules, ASIC or ASX of Symbion Health shareholders reasonably considered by Symbion Health as necessary in order to implement the Diagnostics Transaction.

Symbion Health Financial Information means the financial information relating to the Symbion Health Group or the Diagnostics Businesses set out in section 8.5 of this document.

Symbion Health Group means Symbion Health and its Subsidiaries.

Symbion Health Information means:

(a) the information set out in section 8 of this document;

(b) the information set out in section 9 of this document to the extent that it has been correctly extracted from the Symbion Health Financial Information;

(c) the information set out in section 12.2 of this document to the extent that it relates to the voting power of Symbion Health in Healthscope, and the associates of Symbion Health in relation to Healthscope; and

(d) the information set out in sections 12.3(a), 12.3(b) and 12.3(i) of this document.

Symbion Health Share Register means the register of members of Symbion Health maintained by or on behalf of Symbion Health in accordance with section 168(1) of the Corporations Act.

Symbion Health Share Sale Deed means the share sale deed which may be entered into between Lantern and Healthscope pursuant to the Co-operation Deed in relation to the sale of the entire issued share capital of Symbion Health.

Symbion Imaging means Symbion Health's diagnostic imaging business.

Symbion Medical Centres means Symbion Health's medical centres business.

Symbion Pathology means Symbion Health's pathology business.

Third Party means:

(a) in relation to the Diagnostics Transaction:

  (i) a person other than Healthscope or any of its Related Bodies Corporate; or

  (ii) a consortium, partnership, limited partnership, syndicate or other group in which neither Healthscope nor any of its Related Bodies Corporate has agreed in writing to be a participant; and

(b) in relation to the C&P Scheme:

  (i) a person other than Lantern or any of its Related Bodies Corporate; or

  (ii) a consortium, partnership, limited partnership, syndicate or other group in which neither Lantern, Ironbridge Capital, Archer Capital, nor any of their Related Bodies Corporate has agreed in writing to be a participant.

Trading Day has the meaning given in the Listing Rules.

Transactions means the proposed transactions pursuant to which:

(a) Symbion Health and Healthscope will effect the Diagnostics Transaction;

(b) Symbion Health will propose the C&P Scheme to Symbion Health shareholders in accordance with the terms of the C&P Scheme Implementation Deed; and

(c) if the C&P Scheme becomes legally effective, Lantern will acquire all of the shares in Symbion Health on the terms and conditions of the C&P Scheme.

VWAP means volume weighted average price.

Annexure A –
Independent Expert's Report

GRANT SAMUEL



GRANT SAMUEL & ASSOCIATES

LEVEL 6
1 COLLINS STREET
MELBOURNE VIC 3000
T: +61 3 9949 8800 / F: +61 3 9949 8838
www.grantsamuel.com.au

26 October 2007

The Directors
Healthscope Limited
407 Royal Parade
Parkville VIC 3052

Dear Directors

Acquisition of Symbion's Diagnostics Business

1 Introduction

Healthscope Limited ("Healthscope") is a significant Australian healthcare company. It operates Australia's second largest network of private hospitals, with operations in all States and Territories of Australia. In addition, Healthscope operates a pathology business in Australia, New Zealand, Malaysia and Singapore, and 30 skin cancer clinics across mainland Australia. Healthscope is listed on the Australian Securities Exchange ("ASX") and had a market capitalisation on 25 October 2007 of approximately $1.3 billion.

On 29 May 2007, Healthscope announced that it had reached an agreement to acquire Symbion Health Limited ("Symbion") and subsequently to on-sell Symbion's pharmacy and consumer businesses to a consortium of private equity funds ("Original Proposal"). The net economic effect of the agreement was that Healthscope would acquire Symbion's pathology, diagnostic imaging and medical centre businesses ("Diagnostics Business").

Healthscope's acquisition of Symbion was to proceed by way of a scheme of arrangement. However, Primary Health Care Limited ("Primary Health Care"), which had accumulated a 20.0% stake in Symbion following the announcement of the Original Proposal, voted against the scheme of arrangement. Excluding the shares held by Primary Health Care, 99.2% of shares voted were voted in favour of the scheme of the arrangement. Including the shares held by Primary Health Care, 73.9% of shares voted were voted in favour of the scheme, which was below the 75% threshold required to approve the scheme.

On 8 October 2007, a revised proposal was announced that, if implemented, will deliver a similar outcome to the Original Proposal ("Revised Proposal"). Under the Revised Proposal:

- Healthscope will acquire Symbion's Diagnostics Business and assume associated debt. The consideration for the acquisition will be the issue to Symbion of 266-302 million Healthscope shares ("Diagnostics Proposal"). The precise number of shares to be issued will depend on the volume weighted average price ("VWAP") of Healthscope shares for the ten days before the Symbion shareholder meeting called to consider the Revised Proposal. The Healthscope shares issued to Symbion will be distributed to Symbion shareholders, who will hold 53-56%[1] of the shares in the expanded Healthscope; and

- the private equity consortium (consisting of Archer Capital Pty Limited and Ironbridge Pty Limited) will acquire Symbion (which will then own only pharmacy and consumer businesses) by way of a scheme of arrangement.

The Diagnostics Proposal will require the approval by way of ordinary resolution (50% of all votes cast) of Symbion shareholders. The private equity consortium's acquisition of Symbion through a scheme of arrangement will require the approval of Symbion shareholders by way of special resolution (75% of all votes cast and 50% of shareholders voting). The two limbs of the Revised Proposal will proceed

---

[1] These percentages do not take into account that certain foreign Symbion shareholders will not receive Healthscope shares pursuant to the Diagnostics Proposal. The Healthscope shares attributable to these shareholders will be sold, and the proceeds remitted to them.

contemporaneously. However, while the private equity consortium's acquisition of Symbion will only proceed if the Diagnostics Proposal is approved, the Diagnostics Proposal is not dependent on the private equity consortium's acquisition of Symbion.

Healthscope's issue of 266-302 million shares to Symbion will mean that Symbion will have a shareholding in Healthscope of 53-56% (at least momentarily, until Symbion distributes the Healthscope shares to its shareholders). Because Symbion will be acquiring voting power in Healthscope in excess of 20%, Healthscope is required to seek shareholder approval of the share issue pursuant to Item 7 of Section 611 of the Corporations Act, 2001 ("Corporations Act").

The Directors of Healthscope have engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report setting out whether, in Grant Samuel's opinion, the Diagnostics Proposal (including the issue of 266-302 million Healthscope shares to Symbion) is fair and reasonable having regard to the interests of Healthscope shareholders. A copy of this report will accompany the Explanatory Memorandum to be sent to Healthscope shareholders in relation to the Diagnostics Proposal. This letter contains a summary of Grant Samuel's opinion and main conclusions.

2 Summary of Opinion

The Diagnostics Proposal will be transformational for Healthscope. It is expected that Healthscope's earnings and market capitalisation will more than double. Healthscope's business, which is currently heavily concentrated in the private hospital sector, will be significantly diversified. Healthscope's pathology, medical centres and diagnostic imaging businesses will collectively generate more than half of its underlying earnings (based on 2007 pro forma earnings).

Healthscope is paying a full price for the Diagnostics Business. However, Healthscope expects to realise substantial cost synergies through integrating the Diagnostics Business into its existing operations. In addition, there is potential for significant revenue synergies. Having regard to the expected nature, quantum and timing of these synergies, Grant Samuel has concluded that the value to Healthscope of the Diagnostics Business should exceed the cost of the acquisition.

The terms of the Diagnostics Proposal are such that the majority of the identified synergy benefits will be captured by Symbion shareholders. Nevertheless, meaningful value should also accrue for current Healthscope shareholders. Healthscope has projected that the Diagnostics Proposal will have a positive impact on earnings per share with effect from the 2010 financial year[2].

The Diagnostics Proposal will have little impact on control of Healthscope. There will be no impact on control at a Board or senior management level. While Symbion shareholders will collectively hold 53-56%[3] of the shares in the merged group, Healthscope's share register will be open and there will be no single shareholder with control. The broadening of Healthscope's register, together with the increase in its market capitalisation, index weighting and share liquidity, should enhance Healthscope's investment appeal.

Accordingly, Grant Samuel has concluded that the Diagnostics Proposal is fair and reasonable having regard to the interests of Healthscope's shareholders.

Healthscope shareholders should understand that the economic rationale for the Diagnostics Proposal is fundamentally dependent on the synergies that Healthscope expects to realise. The quantum and timing of the expected synergies appear reasonable. On the other hand, business integrations are inherently risky. In the case of the Diagnostics Proposal, this risk is exacerbated by the fact that the businesses to be integrated are collectively of comparable size to Healthscope's existing business. Successful management of the integration process will be critical to achievement of the expected benefits.

[2] Assuming a Healthscope VWAP of $5.60.

[3] These percentages do not take into account that certain foreign Symbion shareholders will not receive Healthscope shares pursuant to the Diagnostics Proposal. The Healthscope shares attributable to these shareholders will be sold, and the proceeds remitted to them.



3 Key Conclusions

- **The Diagnostics Proposal will transform Healthscope.**

  The Diagnostics Proposal will dramatically change Healthscope. On a pro forma basis, EBITDA[4] will increase from $177.6 million for 2007 to around $415.8 million (including 100% of expected synergies). Healthscope's market capitalisation will more than double. Based on recent Healthscope share prices, Healthscope will have a market capitalisation of around $2.9 billion. It will be the second largest health company listed on the ASX and a member of the S&P/ASX 100 Index.

  Healthscope's current reliance on its private hospital business, which currently contribute around 77% of Healthscope's earnings, will be substantially reduced. The combined pathology, diagnostics and medical centres business will generate approximately 60% of Healthscope's earnings. Healthscope's expanded pathology business will be Australia's largest and the market leader in most States of Australia.

- **Healthscope expects to realise substantial synergies through the acquisition of the Diagnostics Business.**

  Healthscope has undertaken a detailed review of the synergies that should be available through integration of the Diagnostics Business with its existing operations. On the basis of this review, Healthscope has estimated that annual cost synergies of approximately $77 million will ultimately be realised. On a "run-rate" basis, $59 million of synergies are expected to be realised by the end of the 2009 financial year, with the 2010 financial year the first full year to benefit from substantially all the synergies. Healthscope has estimated that the total cost to achieve the synergies will be $51.1 million, of which around $27.8 million will be incurred during the 2008 financial year and $18.6 million during the 2009 financial year.

  The synergies consist primarily of savings in corporate costs (Symbion corporate costs allocated to the Diagnostics Business but ultimately not incurred by Healthscope) and cost savings realised through the integration of the Symbion pathology business and Healthscope's existing pathology business. The estimated ultimate synergies of $77 million per annum do not take into account any synergies that may be realised in relation to the diagnostics imaging or medical centres businesses to be acquired, nor any revenue synergies that may be available. These revenue synergies, while not publicly quantified by Healthscope, could be significant.

  Based on the projected quantum and timing of estimated synergies, Healthscope expects that the Diagnostics Proposal will have a positive impact on earnings per share with effect from the 2010 financial year.

  Given the nature of the expected synergies, and the process by which they have been estimated by Healthscope, there appear to be reasonable grounds to expect that substantial synergies will ultimately be realised by Healthscope. However, it should be recognised that business integrations and the realisation of associated synergies are inherently risky. In Healthscope's case the inherent riskiness is increased because the Diagnostics Business is of roughly the same size as Healthscope's existing business, and the acquisition of the Diagnostics Business will significantly increase the scope and complexity of Healthscope's overall operations.

---

[4] EBITDA is earnings before net interest, income tax, depreciation, amortisation and significant and non-recurring items.



- **Grant Samuel has estimated that the value to Healthscope of the Diagnostics Business is of the order of $2.8-3.1 billion.**

Grant Samuel has estimated that the value to Healthscope of the Diagnostics Business is of the order of $2.8-3.1 billion. This represents the value to Healthscope of the incremental earnings to be contributed by the Diagnostics Business and the synergies expected to be realised over time. The estimate of value assumes that the expected cost synergies of $77 million are substantially achieved and that Healthscope in addition realises a moderate level of revenue synergies. The estimated value takes into account the costs and risks associated with realisation of the synergies.

The estimated value to Healthscope of the Diagnostics Business represents the following multiples of earnings:

Diagnostics Business – Implied Valuation Parameters

	Variable ($ million)	Low	High
Pro forma 2007 earnings[5]			
EBITDA	161.2	17.1	18.9
EBIT[6]	118.3	23.4	25.8
Pro forma 2007 earnings before corporate cost allocation			
EBITDA	170.4	16.2	17.9
EBIT	127.5	21.7	24.0
Pro forma 2007 earnings including estimated cost synergies			
EBITDA	238.2	11.6	12.8
EBIT	191.3	14.4	16.0

The multiples of 2007 pro forma earnings are high before any synergies are taken into account. However, in Grant Samuel's view the multiples are reasonable having regard to the quantum of expected synergies and their relatively low risk nature. The multiples of pro forma earnings including estimated synergies do not reflect the potential availability of revenue synergies in addition to Healthscope's estimate of $77 million of cost synergies.

- **The effective cost to Healthscope of acquiring the Diagnostics Business is estimated at $2.4-2.6 billion.**

Healthscope will issue 266-302 million Healthscope shares as consideration for the acquisiton of the Diagnostics Business. The actual number of shares to be issued will be determined based on the VWAP for Healthscope shares for the ten days prior to the Symbion shareholders meeting. Grant Samuel has assumed that 285-296 million shares will be issued. On the basis of a value per Healthscope share of $5.40-5.60, Grant Samuel has attributed a total value to the shares to be issued to Symbion in the approximate range $1.5-1.7 billion.

In addition to the share issue to Symbion, Healthscope will assume Symbion net debt of around $914 million as part of the Diagnostics Proposal. Accordingly, Grant Samuel has adopted an estimated acquisition cost of $2.4-2.6 billion for the purpose of evaluating the Diagnostics Proposal.

[5] Proforma earnings for the Diagnostics Business as per Healthscope's Explanatory Memorandum are stated after the allocation of $9 million of Symbion corporate costs. These allocated corporate costs (which have been included in the overall cost synergies expected to be realised) will not be transferred to Healthscope. Accordingly, the multiples of proforma earnings before corporate cost allocation represent multiples of the earnings generated by the businesses to be acquired.

[6] EBIT is earnings before net interest, income tax and significant and non-recurring items.



- **The impact of the Diagnostics Proposal on earnings per share will depend on the quantum and timing of synergies.**

  The short term effect of the Diagnostics Proposal will be earnings per share negative. Grant Samuel's analysis indicates that the earnings per share impact is approximately neutral, once 100% of the expected cost synergies are taken into account (based on pro forma 2007 earnings). However, this analysis does not incorporate any assumptions regarding revenue synergies, which could potentially be significant. Healthscope has announced to the market that it expects the acquisition of the Diagnostics Business to have a postive impact on earnings per share with effect from the 2010 financial year.

- **There is little or no impact on control of Healthscope.**

  The requirement for shareholder approval under Item 7 of Section 611 arises because Symbion will be issued shares representing approximately 53-56%[7] of Healthscope's total shares on issue (at least momentarily, until Symbion distributes the Healthscope shares to its shareholders), substantially in excess of the 20% threshold under the Corporations Act.

  However, the requirement for shareholder approval is based on a strict application of the Corporations Act rather than the actual outcome of the transaction. The shares to be issued to Symbion will immediately be distributed to Symbion shareholders. The practical effect (based on the current Healthscope and Symbion share registers) will be that no party will end up with a shareholding of more than 20% in Healthscope (which on one view suggests no Healthscope shareholder approval should be required). The single largest shareholder in Healthscope will be Primary Health Care, with around 10.5-11.1%. While this is a significant shareholding, it is well below the 20% control threshold under the Corporations Act, and of itself will have little or no impact on control of Healthscope.

  There will be no impact on control of Healthscope at a Board or management level. The current Board of Directors of Healthscope will continue, with one member of the Symbion board joining the Healthscope Board. The Chairman and Chief Executive Officer of Healthscope will continue in their roles.

  In addition, the register of Healthscope will remain relatively open. While Primary Health Care will have a shareholding of around 10%, Healthscope shareholders will retain the potential to receive a premium through some change of control transaction in the future.

- **The Diagnostics Proposal should improve Healthscope's investment appeal.**

  The Diagnostics Proposal will result in the number of Healthscope shares on issue more than doubling, with a commensurate increase in Healthscope's market capitalisation. Based on recent share prices, Healthscope will be the second largest health company listed on the ASX and should become a member of the S&P/ASX 100 Index. The increase in Healthscope's market capitalisation and the expansion of its share register should increase its share liquidity. Enhanced liquidity and Healthscope's presence in the S&P/ASX 100 Index should improve Healthscope's investment appeal, particularly for institutional shareholders.

---

[7] These percentages do not take into account that certain foreign Symbion shareholders will not receive Healthscope shares pursuant to the Diagnostics Proposal. The Healthscope shares attributable to these shareholders will be sold, and the proceeds remitted to them.



- **Transaction costs will be significant.**

  Healthscope has estimated that its total transaction costs in relation to the Diagnostics Proposal (including costs associated with the Original Proposal) will be approximately $35 million. In addition, if the Diagnostics Proposal is implemented, Healthscope will effectively assume 70% of transaction costs of Symbion totalling $43 million in relation to the implementation of the Diagnostics Proposal. The total transaction costs to be incurred by Healthscope, whether directly or indirectly through Symbion, are currently estimated to be approximately $65 million. Of these costs, approximately $12 million have already been incurred, or will have been incurred by the time of the shareholder meeting. Accordingly, the effective incremental transaction cost if the Diagnostics Proposal proceeds is around $53 million. While this amount is significant, and will reduce the financial benefits of the Diagnostics Proposal, they are not significant by comparison with the value that Healthscope expects to derive from the transaction.

- **The Diagnostics Proposal is fair and reasonable to Healthscope shareholders.**

  Healthscope is paying a full price for the Diagnostics Business. The majority of the synergies expected to be realised through the acquisition will accrue for the benefit of Symbion shareholders. Nevertheless, based on Grant Samuel's analysis, the value to Healthscope of the Diagnostics Business exceeds the effective cost of its acquisition. The estimated value to Healthscope of the Diagnostics Business of $2.8-3.1 billion compares with an estimated acquisition cost for the business of $2.4-2.6 billion. On the basis that the expected synergies are delivered, the Diagnostics Proposal should deliver meaningful value to Healthscope shareholders. In addition, from a strategic perspective the acquisition of the Diagnostics Business will diversify Healthscope's business exposures and give it a far stronger position in the pathology sector. There will be little or no adverse impact on control of Healthscope and the Diagnostics Proposal should enhance Healthscope's investment appeal. Healthscope shareholders should be better off if the Diagnostics Proposal proceeds than if it does not.

  Accordingly, in Grant Samuel's view, the Healthscope Proposal is fair and reasonable having regard to the interests of Healthscope shareholders.

- **The ultimate benefit to Healthscope shareholders will depend on the successful integration of the Diagnostics Business and the realisation of expected synergies.**

  The success of the Diagnostics Proposal will ultimately depend on the ability of Healthscope's management to concurrently integrate the Diagnostics Business, extract the expected synergies and maintain the operational and earnings momentum of Healthscope's existing businesses. Grant Samuel's conclusion that the Diagnostics Proposal is fair and reasonable reflects an assumption that Healthscope will substantially realise the expected synergies, at around expected costs and broadly within the planned timeframe. The nature of the synergies, Healthscope's understanding of the businesses to be acquired and the process undertaken to estimate the synergies all suggest that this assumption is reasonable.

  However, it must be recognised that business acquisitions are inherently risky. The actual outcome of the acquisition of the Diagnostics Business could vary depending both on factors within the control of Healthscope and on external events, including competitive responses and regulatory factors. The success of the business integration process and the realisation of expected synergies are the responsibility of the Board and management of Healthscope. Grant Samuel makes no undertaking and accepts no responsibility in this regard.



4 Other Matters

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual shareholders in Healthscope. Because of that, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Explanatory Memorandum issued by Healthscope in relation to the Diagnostics Proposal.

Voting for or against the Diagnostics Proposal is a matter for individual shareholders, based on their own views as to value and future market conditions and their particular circumstances including risk profile, liquidity preference and portfolio strategy. Shareholders who are in doubt as to the action they should take should consult their own professional adviser.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act. The Financial Services Guide is included at the beginning of the full report.

This letter is a summary of Grant Samuel's opinion. The full report from which this summary has been extracted is attached and should be read in conjunction with this summary.

The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.

Yours faithfully
GRANT SAMUEL & ASSOCIATES PTY LIMITED

Grant Samuel & Associates


Healthscope

Financial Services Guide
and
Independent Expert's Report
in relation to the
Proposed Acquisition of the Diagnostics Business from Symbion Health Limited

Grant Samuel & Associates Pty Limited
(ABN 28 050 036 372)

26 October 2007

GRANT SAMUEL



GRANT SAMUEL & ASSOCIATES

LEVEL 6
1 COLLINS STREET
MELBOURNE VIC 3000
T: +61 3 9949 8800 / F: +61 3 9949 8838
www.grantsamuel.com.au

Financial Services Guide

Grant Samuel & Associates Pty Limited ("Grant Samuel") holds Australian Financial Services Licence No. 240985 authorising it to provide financial product advice on securities and interests in managed investments schemes to wholesale and retail clients.

The Corporations Act, 2001 requires Grant Samuel to provide this Financial Services Guide ("FSG") in connection with its provision of an independent expert's report ("Report") which is included in a document ("Disclosure Document") provided to members by the company or other entity ("Entity") for which Grant Samuel prepares the Report.

Grant Samuel does not accept instructions from retail clients. Grant Samuel provides no financial services directly to retail clients and receives no remuneration from retail clients for financial services. Grant Samuel does not provide any personal retail financial product advice to retail investors nor does it provide market-related advice to retail investors.

When providing Reports, Grant Samuel's client is the Entity to which it provides the Report. Grant Samuel receives its remuneration from the Entity. In respect of the Report for Healthscope Limited ("Healthscope") in relation to proposed acquisition of the Diagnostics Business of Symbion Health Limited ("the Healthscope Report"), Grant Samuel will receive a fixed fee of $500,000 plus reimbursement of out-of-pocket expenses for the preparation of the Report (as stated in Section 10.3 of the Healthscope Report).

No related body corporate of Grant Samuel, or any of the directors or employees of Grant Samuel or of any of those related bodies or any associate receives any remuneration or other benefit attributable to the preparation and provision of the Report.

Grant Samuel is required to be independent of the Entity in order to provide a Report. The guidelines for independence in the preparation of Reports are set out in Practice Note 42 issued by the Australian Securities Commission (the predecessor to the Australian Securities & Investments Commission) on 8 December 1993. The following information in relation to the independence of Grant Samuel is stated in Section 10.3 of the Healthscope Report:

> *Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with Healthscope or Symbion that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Diagnostics Proposal. Grant Samuel advises that:*
>
> - *in September 2005, Grant Samuel was engaged by Mayne Group Limited to prepare an independent expert's report in relation to the proposed demerger of the pharmaceutical business from the domestic healthcare businesses that became Symbion;*
> - *one Grant Samuel group executives holds a parcel of 1,000 shares in Symbion; and*
> - *Grant Samuel and certain Grant Samuel executives have commitments to invest in funds managed by Archer Capital, one of the private equity funds that are to acquire the remaining businesses of Symbion. Grant Samuel has no involvement in the management of Archer Capital and has no representation on the Board. The acquisition of the remaining business of Symbion by the private equity funds is conditional on the Diagnostics Proposal.*
>
> *Grant Samuel commenced analysis for the purposes of this report in the week prior to the announcement of the Diagnostics Proposal. This work did not involve Grant Samuel participating in the setting the terms of, or any negotiations leading to, the Diagnostics Proposal.*
>
> *Grant Samuel had no part in the formulation of the Diagnostics Proposal. Its only role has been the preparation of this report.*
>
> *Grant Samuel will receive a fixed fee of $500,000 for the preparation of this report. This fee is not contingent on the outcome of the Diagnostics Proposal. Grant Samuel's out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.*
>
> *Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993".*

Grant Samuel has internal complaints-handling mechanisms and is a member of the Financial Industry Complaints Services' Complaints Handling Tribunal, No. F 4197.

Grant Samuel is only responsible for the Report and this FSG. Complaints or questions about the Disclosure Document should not be directed to Grant Samuel which is not responsible for that document. Grant Samuel will not respond in any way that might involve any provision of financial product advice to any retail investor.



Table of Contents



THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY



1 Details of the Revised Proposal

1.1 Background

On 1 May 2007, Healthscope Limited ("Healthscope") confirmed that it was party to a consortium with Ironbridge Capital and Archer Capital that was in discussions with Symbion Health Limited ("Symbion") in relation to a proposal for the acquisition of Symbion. Under the proposal, Healthscope would acquire Symbion's pathology, diagnostic imaging and medical centres businesses (the "Diagnostics Business") while Ironbridge Capital and Archer Capital (collectively, the "IAC Consortium") would acquire Symbion's pharmacy distribution and consumer businesses ("Pharmacy and Consumer Businesses").

On 29 May 2007, Healthscope announced that it had reached an agreement to acquire Symbion for a combination of cash and Healthscope shares for an implied value of between $4.30 and $4.50 per Symbion share inclusive of any Symbion 2007 final dividend (the "Original Proposal"). The Original Proposal was to be implemented by way of a scheme of arrangement. Under the Original Proposal, Symbion shareholders were provided with downside protection and upside benefits from movements in Healthscope's share price between 1 May 2007 and the date of the scheme meeting. The actual number of Healthscope shares received, and therefore the final implied value of the offer, was to be determined by the volume weighted average price ("VWAP") of Healthscope shares in the 10 trading days immediately prior to the Symbion scheme meeting.

Under the Original Proposal, Symbion shareholders were given the opportunity to elect to receive more cash or more shares in the consideration mix, subject to any necessary scale back to ensure the aggregate cash consideration was $1,196 million. Australian resident Symbion shareholders would also be able to benefit from scrip for scrip CGT rollover relief on the share component of the consideration. Following implementation of the Original Proposal, Symbion shareholders would own between 53% and 56% of the merged group and Healthscope shareholders would own between approximately 44% and 47%.

The sale of the Pharmacy and Consumer Businesses of Symbion to the IAC Consortium for an enterprise value of $1,043 million was proposed to occur following Healthscope's acquisition of Symbion. As part of the acquisition, IAC would assume the liabilities associated with the pharmacy services securitisation program. The sale price for the Pharmacy Services and Consumer businesses was to be adjusted following completion of the Original Proposal to reflect movements in average working capital in these businesses. This adjustment was not to affect the consideration payable to Symbion shareholders.

The scheme of arrangement was subject to a number of conditions, including clearance from the Australian Competition and Consumer Commission ("ACCC"), court approval and Symbion shareholder approval. On 15 August 2007, Healthscope announce that the ACCC would not oppose the Original Proposal on the basis that Healthscope agreed to divest pathology assets in Albury, New South Wales, in addition to the sale of certain regional Victorian assets as previously disclosed to the market. On 6 September 2007, Healthscope confirmed that it had received and rejected an unsolicited confidential proposal from Primary Health Care Limited ("Primary Health Care") involving a number of the assets of Symbion.

On 11 September 2007, Symbion shareholders voted on the Original Proposal. Despite significant shareholder support for the Original Proposal, Primary Health Care, a 20.0% shareholder in Symbion, voted against the transaction. Excluding the shares held by Primary Health Care, 99.2% of shares voted were in favour of the scheme of arrangement, while 81.1% of shareholders who voted were in favour of the scheme. Including the shares held by Primary Health Care, 73.9% of shares were voted in favour of the scheme of arrangement, which was just below the 75% threshold required to approve the scheme.

On 8 October 2007, Healthscope, Symbion and IAC announced a revised proposal (the "Revised Proposal") that, if implemented, will deliver an outcome for all parties that will be similar to the Original Proposal.



1.2 Terms of the Revised Proposal

The Revised Proposal will be implemented in three contemporaneous stages:

- **Stage 1:** Healthscope will acquire the Diagnostics Business from Symbion in consideration for Healthscope shares with an implied value of between $2.46-2.66 per Symbion share. These Healthscope shares will be distributed to Symbion shareholders (the "Diagnostics Proposal");

- **Stage 2:** the IAC Consortium will acquire Symbion via a scheme of arrangement for a price of $1.77 per Symbion share (the "IAC Proposal"). At the time of the scheme, Symbion will own only the Pharmacy and Consumer Businesses; and

- **Stage 3:** the IAC Consortium will sell Symbion with dormant entities to Healthscope for nominal consideration.

Pursuant to the Diagnostics Proposal, Symbion shareholders will own approximately 53-56%[1] of Healthscope's expanded share capital (the same as under the Original Proposal):


Healthscope
Pre-Diagnostics Proposal
Healthscope Shareholders
100%
Healthscope
Hospitals
Diagnostics
Healthscope
Post-Diagnostics Proposal
Healthscope Shareholders
Symbion Shareholders
44-47%
53-56%
Healthscope
Hospitals
Pathology and Medical Centres
Diagnostic Imaging

Under the Diagnostics Proposal, Symbion shareholders will be issued between 0.4089 and 0.4642 Healthscope shares per Symbion share (between 266 million and 302 million Healthscope shares in aggregate). The number of Healthscope shares to be issued will depend on the VWAP of Healthscope shares for the ten trading days prior to the Symbion shareholder meeting. For a VWAP in the range $5.30-6.51, the effect will be to deliver a value of $2.46-2.66 per Symbion share (assuming that the Healthscope shares issued are valued at the VWAP), or total value of $1,602-1,732 million. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which new Healthscope shares trade. At the time of the sale of the Diagnostics Business to Healthscope, the Diagnostics Business is expected to have net debt

[1] The actual number of new Healthscope shares which will be issued to Symbion shareholders will depend on the Healthscope VWAP. These percentages include new Healthscope shares relating to Symbion ineligible overseas shareholders. However, the shares of ineligible shareholders will be sold and new Healthscope shares will not be issued to them.



of approximately $914 million[2]. Accordingly, the enterprise value attributed to the Diagnostics Business under the Diagnostics Proposal is around $2,516-2,646 million. The Healthscope shares which are issued to Symbion shareholders will carry an entitlement to the dividend paid by Healthscope in relation to the 6 months ending 31 December 2007.

The actual number of Healthscope shares to be issued, and the value to be delivered to Symbion shareholders, will vary as follows:

- for a Healthscope VWAP of $5.30 or less, Healthscope will issue approximately 302 million new shares to Symbion shareholders;

- for a Healthscope VWAP greater than $5.30 but less than $5.60, Healthscope will issue a variable number of new shares in the range of approximately 286-301 million to Symbion shareholders. The actual number of shares will be determined by dividing $2.46 by the Healthscope VWAP, and multiplying the result by the number of Symbion shares on issue. The effect will be to deliver value (assuming that Healthscope shares are valued at the VWAP) of $2.46 per Symbion share for a Healthscope VWAP greater than or equal to $5.30 but less than $5.60;

- for a Healthscope VWAP between $5.60 and $6.06, Healthscope will issue 285 million new shares to Symbion shareholders. Accordingly, for this range of Healthscope VWAPs, the effect would be to deliver value in the range of $2.46-2.66 per Symbion share, with the value increasing as the Healthscope VWAP increases;

- for a Healthscope VWAP greater than $6.06 but less than $6.51, Healthscope will issue a variable number of new shares in the range of approximately 266-285 million to Symbion shareholders. The actual share fraction will be determined by dividing $2.66 by the Healthscope VWAP. The effect will be to deliver value (assuming that Healthscope shares are valued at the VWAP) of $2.66 per Symbion share for a Healthscope VWAP greater than or equal to $6.06 but less than $6.51; and

- for a Healthscope VWAP greater than or equal to $6.51, Healthscope will issue 266 million new shares to Symbion shareholders.

The following charts provide a diagrammatic representation of how the number of new Healthscope shares issued to Symbion shareholders as consideration, and the enterprise value attributed to the Diagnostics Business pursuant to the Diagnostics Proposal, varies with movements in the Healthscope VWAP:


New Shares Issued by Healthscope
New Shares (millions)
310
305
300
295
290
285
280
275
270
265
260
Healthscope VWAP
Enterprise Value of Diagnostics Business
Enterprise Value (millions)
$2,800
$2,750
$2,700
$2,650
$2,600
$2,550
$2,500
$2,450
$2,400
Healthscope VWAP

Source: Explanatory Memorandum and Grant Samuel analysis

The IAC Proposal is to be effected through the IAC Consortium's acquisition of Symbion (which would then own only the Consumer and Pharmacy Businesses), by way of a scheme of

---

2 Based on Symbion's recapitalised balance sheet as at 30 June 2007, adjusted for the final 2007 Symbion dividend paid in September 2007.



arrangement, for cash consideration of approximately $1.77 per share, totalling $1,148 million. The actual consideration is dependent on the final cash balances of the Consumer and Pharmacy Businesses at the time of implementation. At the time of implementing the IAC Proposal, Symbion is expected to be in a net cash position of approximately $338 million and have an average securitisation balance of approximately $252 million. Accordingly, the enterprise value attributed to the Consumer and Pharmacy Businesses under the Revised Proposal is around $1,062 million. Healthscope will acquire the Symbion corporate shell from the IAC Consortium for a nominal amount following implementation of the IAC Proposal.

The Diagnostics Proposal is not conditional on the IAC Proposal. However, the IAC Proposal is conditional on the Diagnostics Proposal. In the event Symbion shareholders do not vote in favour of the IAC Proposal, Symbion will continue as an independent company listed on the Australian Securities Exchange ("ASX"), albeit of a significantly smaller size as it will only comprise the Consumer and Pharmacy Businesses.

Healthscope, Symbion and the IAC Consortium believe that the Original Proposal delivers a superior outcome to all shareholders than the Revised Proposal. Accordingly, the parties have agreed that they will revert to the Original Proposal instead of the Revised Proposal in the event that Primary Health Care agrees to make a legally binding commitment to support the Original Proposal by 12 noon (Melbourne time) on the fifth day after shareholder documentation for the Revised Proposal is released to the ASX.

A break fee of $19.6 million may be payable by Symbion to Healthscope if a competing proposal for the Diagnostics Business is recommended by Symbion's Board. The IAC Proposal includes a break fee of $11.5 million unless the break fee under the Diagnostics Proposal is payable, in which case the IAC Proposal break fee is $7.9 million (that is, the total potential break fee is consistent with the $27.9 million payable under the Original Proposal).

1.3 Approvals Required

Under the Transaction Implementation Deed, the Diagnostics Proposal (and therefore the Revised Proposal) is subject to a number of conditions, including:

- the approval of both Healthscope and Symbion shareholders by ordinary resolution (50% threshold) for the acquisition of Symbion's Diagnostics Business by Healthscope;
- the receipt of rulings from the Australian Taxation Office ("ATO") confirming that capital gains tax rollover relief would be available on the sale of the holding company owning the Diagnostics Business and that demerger relief would be available on the distribution of Healthscope shares to Symbion shareholders;
- confirmation that no material capital gain or gains will arise pursuant to CGT event L5, or otherwise, as a result of the Diagnostics Proposal. If a capital gain exceeding $1 million in aggregate arises, the condition in relation to CGT event L5 will not be satisfied;
- the S&P/ASX 200 Index must not fall below 5,312.8 for five of the ten trading days during the Healthscope VWAP pricing period, (that is, between 16 November 2007 and 29 November 2007);
- execution of a restructure agreement in respect of the restructure of the Diagnostics Business and the Consumer and Pharmacy Businesses; and
- completion of certain recapitalisation steps.

The IAC Proposal is also conditional upon a number of matters, including the approval by Symbion shareholders of the scheme of arrangement with the IAC Consortium via a special resolution, requiring a 75% approval plus 50% approval of those present and voting, and the approval of the court.



2 Scope of the Report

2.1 Purpose of the Report

The Diagnostics Proposal is subject to the approval of Healthscope shareholders in accordance with:

- Item 7 of Section 611 of the Corporations Act, 2001 ("Corporations Act"); and
- Listing Rule 7.1 of the ASX Listing Rules ("Listing Rule 7.1").

Section 606 of the Corporations Act effectively prohibits a person from acquiring a relevant interest in a public company where that person's voting power increases from 20% or below to in excess of 20% or, if that person already has voting power in excess of 20%, their voting power would increase further, except in certain limited circumstances. As Symbion will have a relevant interest in Healthscope of 53-56% immediately following the implementation of the Diagnostics Proposal (prior to distribution of Healthscope shares to Symbion shareholders), the Diagnostics Proposal is *prima facie* in breach of Section 606. Item 7 of Section 611 allows shareholders to waive the Section 606 prohibition by passing a resolution in a general meeting. Consequently, Healthscope is seeking shareholder approval for the issue of shares in excess of 20% of issued capital to Symbion under the Diagnostics Proposal.

Regulatory Guideline 74 of the Australian Securities Commission (the predecessor to the Australian Securities & Investments Commission ("ASIC")) requires that shareholders voting pursuant to Section 623 of the Corporations Law (the predecessor to Item 7 of Section 611 of the Corporations Act) be provided with a comprehensive analysis of the proposed transaction, including whether the proposed transaction is fair and reasonable. The Directors of the company may satisfy their obligations to provide such an analysis by commissioning an independent expert's report.

Listing Rule 7.1 prohibits, subject to a number of exceptions, a public company from issuing equity securities in excess of 15% of the existing equity securities on issue in any 12 month period. One exception is if the issue of securities is approved for the purposes of Item 7 of Section 611 of the Corporations Act. Accordingly, if shareholders approve the proposed issue of shares to Symbion under Item 7 of Section 611, then approval is not required under Listing Rule 7.1. An independent expert's report is not required for the purpose of Listing Rule 7.1.

The Directors of Healthscope have engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report for the purposes of Section 611 stating whether, in its opinion, the proposed issue of shares to Symbion as a result of the Diagnostics Proposal is fair and reasonable having regard to the interests of shareholders. A copy of the report will accompany the Notice of Meeting and Explanatory Memorandum ("the Explanatory Memorandum") to be sent to shareholders by Healthscope.

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual Healthscope shareholders. Accordingly, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Explanatory Memorandum issued by Healthscope in relation to the Diagnostics Proposal.

Approval or rejection of the proposed issue of shares to Symbion under the Diagnostics Proposal is a matter for individual Healthscope shareholders based on their views as to the value of the Diagnostics Business and of Healthscope shares, their expectations about future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Shareholders who are in doubt as to the action they should take in relation to the Diagnostics Proposal should consult their own professional adviser.



2.2 Basis of Evaluation

The term "fair and reasonable" has no legal definition although over time a commonly accepted interpretation has evolved. However, fair and reasonable has different meanings for different regulatory purposes.

ASIC Regulatory Guideline 74 provides that the assessment of whether a proposal requiring approval under Section 623 (the predecessor to Item 7 of Section 611) is fair and reasonable should involve a comparison of the likely advantages and disadvantages for shareholders if the proposed transaction is implemented with the advantages and disadvantages to those shareholders if it is not. ASIC Regulatory Guideline 74 implies that fair and reasonable is a single concept to be judged in all the circumstances of the transaction. In essence the proposal will be "fair and reasonable" if shareholders are better off if the proposal is implemented. They will be better off if the expected benefits to shareholders outweigh the disadvantages that might result. This treatment is in contrast to ASIC Regulatory Guideline 75 relating to the assessment of takeover offers where ASIC draws a distinction between the terms "fair" and "reasonable" rather than treating "fair and reasonable" as a single concept.

In Grant Samuel's opinion, the most appropriate basis on which to evaluate the Diagnostics Proposal is to assess its overall impact on Healthscope shareholders and to form a judgement as to whether the expected benefits to shareholders outweigh any disadvantages that might result.

In forming its opinion as to whether the Diagnostics Proposal is fair and reasonable having regard to the interests of shareholders, Grant Samuel has considered the following:

- the terms of the Diagnostics Proposal and their impact on shareholders;
- the value of the Diagnostics Business compared to the value of the shares in Healthscope to be issued to Symbion as consideration;
- the impact on ownership and control of Healthscope; and
- any other benefits or disadvantages of the Diagnostics Proposal.

2.3 Sources of the Information

The following information was utilised and relied upon, without independent verification, in preparing this report:

Publicly Available Information

Healthscope

- the Explanatory Memorandum in relation to the Diagnostics Proposal (including earlier drafts);
- the prospectus in relation to the issue of new Healthscope shares;
- annual reports of Healthscope for the five years ended 30 June 2007;
- press releases, public announcements, media and analyst presentation material and other public filings by Healthscope including information available on its website; and
- brokers' reports and recent press articles on Healthscope.



Symbion

- the Scheme Booklet in relation to the Original Proposal;
- the Explanatory Memorandum in relation to the Revised Proposal;
- annual reports of Symbion for the two years ended 30 June 2007;
- press releases, public announcements, media and analyst presentation material and other public filings by Symbion including information available on its website; and
- brokers' reports and recent press articles on Symbion.

Other

- sharemarket data and related information on Australian listed companies engaged in the healthcare industry and on acquisitions of companies and businesses in this industry; and
- reports on the Australian healthcare industry.

Non Public Information

Healthscope

- management accounts for Healthscope for the period five years ended 30 June 2007;
- budgets for the year ending 30 June 2008 prepared by Healthscope management;
- pro forma financial information for the merged Healthscope/Diagnostics Business (the "Merged Group") for the year ended 30 June 2007;
- detailed synergy analysis for the Merged Group; and
- other confidential documents, board papers, presentations and working papers.

Symbion

- budget for the pathology, medical centres and diagnostic imaging businesses for the year ending 30 June 2008 prepared by Symbion management; and
- other confidential documents, presentations and working papers.

In preparing this report, representatives of Grant Samuel visited the offices of Healthscope and Symbion, as well as Healthscope's pathology laboratory and collection centre in Clayton, Melbourne. Grant Samuel has also held discussions with, and obtained information from, senior management of Healthscope and its advisers and senior management of Symbion and its advisers.

2.4 Limitations and Reliance on Information

Grant Samuel believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

Grant Samuel's opinion is based on economic, sharemarket, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially, subsequent to the date of this report, the opinion could be different in these changed circumstances. However, Grant Samuel has no obligation or undertaking to advise any person of any change in circumstances



which has come to its attention after the date of this report or to review, revise or update its report or opinion.

This report is also based upon financial and other information provided by Healthscope and its advisers and Symbion and its advisers. Grant Samuel has considered and relied upon this information. Healthscope and Symbion have represented in writing to Grant Samuel that to their knowledge the information provided by them was complete and not incorrect or misleading in any material aspect. Grant Samuel has no reason to believe that any material facts have been withheld.

The information provided to Grant Samuel has been evaluated through analysis, inquiry and review to the extent that it considers necessary or appropriate for the purposes of forming an opinion as to whether the Diagnostics Proposal is fair and reasonable having regard to the interests of the shareholders of Healthscope. However, Grant Samuel does not warrant that its inquiries have identified or verified all of the matters that an audit, extensive examination or "due diligence" investigation might disclose. While Grant Samuel has made what it considers to be appropriate inquiries for the purposes of forming its opinion, "due diligence" of the type undertaken by companies and their advisers in relation to, for example, prospectuses or profit forecasts, is beyond the scope of an independent expert. In this context, Grant Samuel advises that:

- it is not in a position nor is it practicable to undertake its own "due diligence" investigation of the type undertaken by accountants, lawyers or other advisers; and
- it has therefore relied on:
  - the fact that Healthscope has confirmed to Grant Samuel that the Directors of Healthscope are satisfied with the results of the due diligence process that has been undertaken by it and its advisers; and
  - the contents of the public reports (specifically the opinions expressed therein) such as the Investigating Accountant's Report prepared by Deloitte Touche Tohmatsu ("Deloitte"), in relation to the pro forma Healthscope historical financial information and pro forma Merged Group financial information.

Accordingly, this report and the opinions expressed in it should be considered more in the nature of an overall review of the anticipated commercial and financial implications rather than a comprehensive audit or investigation of detailed matters.

An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgement of management. This type of information was also evaluated through analysis, inquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of Healthscope or Symbion. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and in a manner consistent with the method of accounting in previous years (except where noted).

The information provided to Grant Samuel included:

- the standalone budget for Healthscope for the year ending 30 June 2008 prepared by management and adopted by the Directors of Healthscope;
- the budget for the pathology, medical centres and diagnostic imaging businesses for the year ending 30 June 2008 prepared by management and adopted by the Directors of Symbion;
- the pro forma consolidated historical financial information for the Diagnostics Business for the year ended 30 June 2007;



- the pro forma consolidated historical financial performance for the Merged Group for the year ended 30 June 2007; and
- analysis of the potential synergies that could be generated by Healthscope from the acquisition of the Diagnostics Business.

Healthscope and Symbion are responsible for this financial information. Grant Samuel has used and relied on this financial information for the purposes of its analysis. Grant Samuel has not investigated this financial information in terms of the reasonableness of the underlying assumptions, accuracy of compilation or application of assumptions. However, the information has been subject to comprehensive review by Deloitte (a copy of which is set out in Section 10 of the Explanatory Memorandum). These reviews were unqualified. On this basis, Grant Samuel considers that there are reasonable grounds to believe that the financial information has been prepared on a reasonable basis.

Subject to these limitations, Grant Samuel considers that, based on the inquiries it has undertaken and only for the purposes of its analysis for this report (which do not constitute, and are not as extensive as, an audit or accountant's examination), there are reasonable grounds to believe that the budgets have been prepared on a reasonable basis. In forming this view, Grant Samuel has taken the following factors, inter alia, into account that:

- the Healthscope 2008 budget for the standalone business has been adopted by the Directors of Healthscope;
- the Symbion 2008 budget for the pathology, medical centres and diagnostic imaging businesses has been adopted by the Directors of Symbion;
- the 2008 budgets have been prepared through a detailed budgeting process involving preparation of "ground up" budgets by the management of individual operations and review by management of Healthscope and Symbion respectively;
- senior Healthscope management have advised that the overall performance of Healthscope in the first three months of the 2008 financial year has been in line with the Healthscope 2008 budget; and
- senior Symbion management have advised that the overall performance of the pathology, medical centres and diagnostic imaging businesses in the first three months of the 2008 financial year has been in line with the Symbion 2008 budget.

The Directors of Healthscope and Symbion have decided not to include the 2008 budgets in the Explanatory Memorandum and therefore the 2008 budgets have not been disclosed in this report.

Grant Samuel has no reason to believe that the Healthscope 2008 budget and the Symbion 2008 budget for the pathology, medical centres and diagnostic imaging businesses reflect any material bias, either positive or negative. However, the achievability of these budgets is not warranted or guaranteed by Grant Samuel. Future profits and cash flows are inherently uncertain. They are predictions by management of future events that cannot be assured and are necessarily based on assumptions, many of which are beyond the control of the company or its management. Actual results may be significantly more or less favourable.

In forming its opinion, Grant Samuel has also assumed that:

- matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed;
- the information set out in the Healthscope's Explanatory Memorandum sent by Healthscope to its shareholders is complete, accurate and fairly presented in all material respects;



- the publicly available information relied on by Grant Samuel in its analysis was accurate and not misleading;
- the Diagnostics Proposal will be implemented in accordance with its terms; and
- the legal mechanisms to implement the Diagnostics Proposal are correct and will be effective.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue.



3 Overview of the Australian Healthcare Industry

3.1 Overview

There has been significant growth in Australian healthcare expenditure over the past decade. Approximately $87 billion was spent on healthcare in the 2006 financial year (around 9% of the gross domestic product ("GDP")), equating to growth of 9.7% on the previous year. The average rate of growth since 1996 has been 8.3% per annum.

Australia's health system is predominantly funded by the State and Commonwealth Governments. In the 2006 financial year, approximately 68% of Australian health spending was made by Commonwealth, State and local Governments. The Commonwealth Government's funding includes two national subsidy schemes, Medicare and the Pharmaceutical Benefits Scheme ("PBS"). These schemes cover all Australians and subsidise their payments for medical services and for a high proportion of prescription medicines. Medicare payments are based on the Medicare Benefits Schedule ("MBS"), which is compiled by the Commonwealth Government. The MBS details the medical procedures and treatments provided by or on behalf of doctors that will be covered by Medicare and the level of reimbursement.

Private health insurers are a major non-Government source of healthcare funding, accounting for about 8% of total Australian health expenditure. A breakdown of Australian health expenditure in the 2006 financial year is summarised below:


Australian Health Expenditure
(Year ended 30 June 2006)
Non-Government
32.2%
Commonwealth
Government
42.9%
State & Local
Government
24.9%

Source: Australian Institute of Health and Welfare, Health Expenditure Australia 2005-06, October 2007

As a result of declining fertility and mortality rates, the age structure of the Australian population is expected to change dramatically over the next 50 years. The percentage of Australians aged over 65 years is estimated to increase from 13% in 2004 to 27% by 2051.



The chart below illustrates the projected ageing of Australia's population:


Australia's Population Projection
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2004
2005
2006
2011
2021
2031
2041
2051
Under 15 years
15 - 64
65 years and older

Source: Australian Bureau of Statistics, Population Projections, Australia 2004-2101, June 2006

An ageing population has a significant impact on the demand for healthcare services, as individuals over the age of 65 years suffer from a greater incidence of chronic illness and disabilities than the rest of the population. Australians aged over 65 years are estimated to use healthcare services at four times the rate of the rest of the population. According to some estimates, healthcare expenditure will represent almost 15% of GDP by 2051.

3.2 Pathology

3.2.1 Overview

Pathology is a specialty branch of medicine that involves the testing of blood, urine and body tissues to aid in the diagnosis and treatment of diseases. These services have become integral to the decision making process of medical practitioners. Some of the commonly offered pathological services/products are:

- chemical pathology: the detection of changes in a wide range of substances in blood and body fluids;
- microbiology: the identification of diseases caused by infectious agents;
- tissue pathology: the examination of tissue for the purposes of cross matching donated tissue for transplanting;
- clinical pharmacology: the examination of drug levels in the body;
- haematology: the study of diseases which affect the blood such as anaemia, leukaemia, lymphoma, and clotting or bleeding disorders; and
- cytopathology: the study and diagnosis of diseases at the cellular level.

The following chart indicates that chemical pathology is the most significant pathology service:




Pathology - Value of Medicare Benefits by Service
(Year ended 30 June 2006)
Haematology
13.3%
Microbiology
13.7%
Tissue Pathology
11.4%
Immunology
3.9%
Patient Episode
Initiation
17.9%
Cytopathology
2.5%
Other
2.1%
Chemical
35.2%

Source: IBISWorld – Pathology Services in Australia 08631, July 2007

In Australia, pathology services are provided by public hospitals and private practices. General Practitioners ("GPs") are responsible for around 70% of all pathology services referrals with specialists, hospitals, community health centres and others accounting for the remaining 30%. A fee known as a Patient Episode Initiation ("PEI") fee is payable for each referral and this fee represents a substantial component of total Medicare benefits paid for pathology services. Influencing the referral decisions of GPs, specialists and others is a critical success factor for pathology services providers and several have sought to improve their access to referrals through vertical integration, by way of ownership of medical centres. The licensing of Pathology Licensed Collection Centres ("LCC") was introduced in 1992 and operates on an annual quota system. Accredited collection centres are generally situated within existing medical centres or function as standalone centres. The licensing requirement has limited the number of collection centres and has helped contain pathology costs and expenditure under the Medicare benefits arrangement.

3.2.2 Industry Funding

Medicare rebates provide the majority of funding for pathology services. In the 2006 financial year, Medicare contributed around 93% ($1.6 billion) of total industry revenue of $1.7 billion. Government policies and industry regulation therefore have a significant impact on the industry dynamics. Since 1997, the Commonwealth Government has entered into three consecutive funding agreements (MOUs) with the Australian Association of Pathology Practises. These agreements have sought to manage the Government outlays for pathology services. The current 5 year agreement, which is due to end in 2009, caps the growth in total Government funding of pathology services at approximately 5% per annum. Given the increase in the volume of patient episodes, the cap in total funding growth has meant that fees per episode have remained essentially constant in nominal terms (and have declined in real terms) over the last ten years. This pricing pressure been instrumental in driving the industry consolidation witnessed in the last decade. The industry body is currently in negotiations with the Government in relation to funding arrangements beyond 2009.

3.2.3 Industry Structure

A continuing shortage of skilled labour, rising labour costs and technological innovation has influenced pathology providers to invest heavily in process automation. Given the cap on fees per episode, the key to earnings growth has been increased service volumes and the achievement of economies of scale. The result has been significant industry rationaliation



in recent years. According to recent estimates, the top three providers now collectively account for over 80% of industry revenues. Given the high level of industry consolidation, with limited opportunities for growth in the local market, some of the larger companies have expanded their operations overseas. Sonic Healthcare Limited ("Sonic") and Symbion are the two leading pathology providers in Australia, servicing over 70% of the market. Healthscope is the third largest participant in the pathology industry, with a 10% market share:


Pathology - Market Share
(Year ended 30 June 2007)
Other
7%
Primary Health Care
Limited
5%
St. John of God Health
Care Inc
5%
Healthscope Limited
10%
Symbion Health
Limited
35%
Sonic Healthcare
Limited
38%

Source: IBISWorld – Pathology Services in Australia: 08631, July 2007

3.2.4 Outlook

The Australian pathology industry has grown steadily over the past 5 years (3.5% average real growth in revenues per annum), and is forecast to grow at an average annualised real rate of 3% over the next few years:


Pathology - Forecast Industry Revenues
($ millions)
2,100
2,050
2,000
1,950
1,900
1,850
1,800
1,750
1,700
1,650
2007
2008
2009
2010
2011
Year ending 30 June

Source: IBISWorld – Pathology Services in Australia: 08631, July 2007



Growth in demand for pathology services is expected to be underpinned by:

- the ongoing ageing of the Australian population. Older people use pathology services at significantly higher rates than younger people;
- growing consumer awareness of the benefits of pathology screening services; and
- continued growth in the rate at which medical practitioners choose to refer patients for pathology services.

Revenue growth will be influenced by the funding arrangements put in place with the Commonwealth government and the growth in non-Medicare funded services.

3.3 Diagnostic Imaging

3.3.1 Overview

Diagnostic imaging is a highly specialised branch of medicine that seeks to diagnose conditions through the generation and interpretation of structural and functional images of the human body. The practice of diagnostic imaging also includes preventative medicine (through screening services) and treatment of medical conditions (through image-guided procedures, radiotherapy and nuclear medicine). Some of the common diagnostic procedures are:

- diagnostic radiology: general x-rays, fluoroscopy (bariums), DEXA (bone density), mammography, OPG (dentistry);
- ultrasound;
- computerised tomography ("CT") scanning;
- nuclear medicine; and
- magnetic resonance imaging ("MRI").

The following chart summarises the revenue of the Australian diagnostic imaging industry by procedure:


Diagnostic Imaging - Value of Medicare Benefits by Service
(Year ended 30 June 2006)
Magnetic Resonance Imaging 7.5%
Ultrasound 30.4%
Nuclear Medicine Imaging 9.8%
Diagnostic Radiology 24.9%
Computerised Tomography 27.4%

Source: Medicare, Statistical Reporting, Diagnostic Imaging Services



Diagnostic imaging services are offered by public hospitals, private hospitals and standalone clinics. In the 2006 financial year, 85% of diagnostic services were provided at specialist sites, 11% at public facilities and 4% at non-specialist radiology practises. Specialists account for around 55% of the referrals and are the primary source of diagnostic referrals. However, GPs are becoming a more important source of referrals. Maintaining positive relationships with the referral base is crucial for operators to sustain revenue growth.

3.3.2 Industry Funding

Radiologists are allowed to set their own fees for diagnostic imaging services. Medicare payments for diagnostic imaging services are set at 85% of the Government's scheduled fee for "out of hospital" services and 75% for "in hospital services". While the bulk of funding for diagnostic imaging services is through Medicare, in the 2006 financial year nearly 40% of the services were privately billed. Other sources of non-Medicare funding include the Department of Veterans Affairs and Workers and Traffic Compensation authorities. A 5 year funding agreement with the Commonwealth Government provides for growth in Government outlays for diagnostic imaging services at approximately 5% per annum. This agreement expires in 2008, and the funding arrangements beyond 2008 are uncertain.

3.3.3 Industry Structure

The Australian diagnostic imaging sector is less consolidated than some other sectors within the healthcare market, with the top three providers collectively accounting for around 60% of total industry revenues. The industry leader, DCA Group Limited ("DCA") (with an estimated 31% market share) was recently acquired by a private equity group. Rapid technological change and the consequent need for access to capital to fund ongoing investment have in part encouraged privately owned diagnostic imaging practices to sell to corporates, promoting industry rationalisation. However, the vital role of radiologists in the diagnostic imaging process and ongoing pressure on the margins of corporate diagnostic imaging participants are likely to result in privately owned practices continuing to have a key role in the diagnostic imaging sector. This has been reflected in the emergence of an increasing number of independent "low end" operators providing x-ray and ultrasound services, with large corporate service providers focussing on the provision of high technology, higher margin services. In addition, there has been an increasing push by public hospitals to capture a share of the private sector patient market for diagnostic imaging services.



The following chart summarises the market shares of the major participants in the Australian diagnostic imaging industry:


Diagnostic Imaging - Market Share
(Year ended 30 June 2007)
DCA Group Limited
31.1%
Other
38.9%
Symbion Health Limited
15.5%
Sonic Healthcare Limited
14.5%

Source: IBISWorld - Diagnostic Imaging Services in Australia: 08637, July 2007

3.3.4 Outlook

The Australian diagnostic imaging industry has grown at an average real rate of 3.8% per annum over the five years ended June 2006, and this growth is expected to continue. Demand for diagnostic imaging services continues to be stimulated by the movement away from invasive exploratory surgery towards the use of modalities such as MRI and CT scanning for certain diagnoses, and the introduction of new technologies. Industry revenue is forecast to grow at an average annualised real rate of 3.0% over the next few years:


Diagnostic Imaging - Forecast Industry Revenues
2,300
2,250
2,200
2,150
2,100
2,050
2,000
1,950
1,900
1,850
($ million)
2007
2008
2009
2010
2011
Year ending 30 June

Source: IBISWorld - Diagnostic Imaging Services in Australia: 08637, July 2007



The key factors expected to influence diagnostic imaging revenue growth are:

- Government policy regarding cost reimbursement and the ultimate cost to the end consumer;
- population demography and growth rates; and
- technological innovation and increased patient awareness.

3.4 Medical Centres

3.4.1 Overview

The GP is the point of first contact for patients in the health system. GPs provide primary care and treatment advice and, through referrals and prescriptions, act as the gatekeepers of the health system.

Most GPs set up medical practices as general clinics with a few opting for multi-practice or specialty clinics. Apart from the larger multi-practice centres, most GP owned medical centres are self managed. Such centres have limited infrastructure and are generally located in densely populated areas of metropolitan cities. In 2004, there were 24,669 GPs in Australia, associated with about 9,600 practices.

3.4.2 Industry Funding

Industry profitability is strongly linked to Medicare funding with the majority (approximately 75%) of GP revenue received via bulk billing. Private billing of patients has declined recently following a prolonged period of growth, as a result of the introduction of a range of Government programs to support GP income through higher Medicare rebates. The Commonwealth Government has tried to reverse the trend of shorter consultations by providing GPs incentives to ensure quality patient consultations. The Government has also tried to encourage GPs to set up practices in rural areas by providing higher MBS rates. Recently, GPs have been given access to MBS items that attract rebates of between $100 and $200. It is estimated that the annual revenues generated in the GP market exceed $4 billion.

3.4.3 Industry Structure

Small practices dominate the GP market, accounting for approximately 70% of sector revenues. The corporate business model, in which the corporate entity contracts with GPs to provide administrative services for a percentage of the total GP billing, is however becoming increasingly popular. Corporate GP practices generally operate within facilities that provide other corporate-owned services such as pathology, radiology and pharmacy. Corporate GP providers currently account for around 15-20% of sector revenues. The largest listed corporate GP service providers are Primary Health Care (4%), Independent Practitioners Network Limited (3%) and Symbion (2%).

The following graph illustrates the fragmented nature of the medical centre market in Australia:




Medical Centres - Market Share
(Year ended 30 June 2007)
Other
91.0%
Primary Health Care
Limited 4.0%
Independent
Practitioner Network
Limited 3.0%
Symbion Health
Limited
2.0%

Source: Symbion management estimates

3.4.4 Outlook

The general practice medical services sector is forecast to grow at an average real rate of 4.1% per annum over the next few years. The key factors that will determine future growth in revenues are:

- the level of Medicare rebates for GP services;
- changes in population demography and population growth rates; and
- changes in the number of GP available to provide GP services.

The following graph shows the forecast revenues of the general medical practice industry to 2012:


General Practice - Forecast Industry Revenues
6,900
6,800
6,700
6,600
6,500
6,400
6,300
6,200
6,100
6,000
5,900
($ millions)
2007
2008
2009
2010
2011
2012
Year ending 30 June

Source: IBISWorld – General Practice Medical Services in Australia:O8621, July 2007



4 Profile of Healthscope Limited

4.1 Background

Healthscope was formed in 1985 as an owner and manager of hospitals. Today, Healthscope is one of Australia's leading providers of hospital and pathology services. Healthscope listed on the ASX in 1994 and had a market capitalisation of $1.3 billion as at 19 October 2007. It has its headquarters in Melbourne, Victoria and operations across Australia, New Zealand, Malaysia and Singapore.

Healthscope has grown its business both organically and through acquisition. The 2005 financial year heralded a period of transformation for Healthscope, with a number of strategic acquisitions which enabled diversification both on an operational and geographic basis. Healthscope's acquisitions of companies, businesses and assets since this time have included:

- The Gribbles Group Limited ("Gribbles Group"), a pathology group in December 2004 for $288.3 million. The acquisition of Gribbles Group provided Healthscope with diversification of earnings and the ability to capture the pathology revenues within its own hospitals, as well as a platform for growth into the South East Asian markets through Gribbles Group's offshore operations in New Zealand, Malaysia and Singapore;

- Nova Health Limited ("Nova"), a group of five private hospitals and a day surgery, in May 2005 for $72.9 million. This acquisition extended Healthscope's core hospitals operations into the south east Queensland and New South Wales central coast regions;

- Singapore-based Quest Laboratories Pte Limited ("Quest") in May 2005 for $3.3 million. Quest is a provider of pathology services;

- 14 ex-Affinity private hospitals from Ramsay Health Care ("Ramsay") in November 2005 for $524.2 million. This acquisition saw Healthscope emerge as the second largest hospital operator in Australia, with hospital operations in every State and Territory of Australia. This acquisition also provided significant scale benefits to Healthscope in managing relationships with service providers and suppliers, as well as health funds;

- Primary Care Skin Cancer Clinics in October 2005 for $26.9 million, which added to Healthscope's pathology revenues and provided an opportunity for Healthscope to make a low risk entry into the primary care market;

- the Davies Campbell de Lambert pathology business in December 2005 for $30.7 million. This acquisition added both capability and credibility to Healthscope's New South Wales pathology operations;

- the remaining 43% minority interest in Gribbles Pathology Malaysia in August 2006 for $8.3 million, providing Healthscope with the opportunity to restructure its business in south east Asia;

- Singapore-based DoctorsLab Diagnostics Pte Ltd in December 2006 for $5.0 million, which, once integrated with its Quest business, made Healthscope the largest non-hospital pathology provider in Singapore;

- Brisbane Private Hospital in February 2007 for $74.8 million;

- Newcastle Private Hospital in June 2007 for $10.1 million; and

- Skin Alert skin clinics in June 2007 for $4.1 million.

Healthscope reviews its portfolio of assets and businesses on an ongoing basis and divests assets that are considered to be non-core. Healthscope's recent divestments have included:



- Amdel, Healthscope's analytical and testing business, in December 2005 for $60 million; and
- four non-core hospitals, Northwest Private, Dubbo Private, La Trobe Private and The Palm Beach Clinic, which were sold effective from 1 October 2006 for $37.4 million.

4.2 Principal Business Activities

Healthscope currently operates through two divisions:

- Hospitals – acute medical/surgical, psychiatric and rehabilitation; and
- Diagnostics – involving pathology businesses with operations in Australia, New Zealand, Malaysia and Singapore.

The diagram below illustrates the business structure of Healthscope:


Healthscope
Hospitals
Diagnostics
Medical/ Surgical (acute)
Psychiatric
Rehabilitation and Extended care
Human Pathology – Australia (including skin cancer clinics)
Human Pathology - Overseas
Veterinary Pathology

Source: Healthscope



The Hospitals business is the largest contributor to the revenue and earnings of Healthscope, generating 80.7% of revenue and 76.7% of EBITDA for the financial year ended 30 June 2007:


Healthscope – Revenue by Business
(Year ended 30 June 2007)
Pathology
19.3%
Hospitals
80.7%
Healthscope – EBITDA by Business
(Year ended 30 June 2007)
Pathology
23.3%
Hospitals
76.7%

Source: Healthscope 2007 Annual Report

4.2.1 Hospitals

There are 536 private hospitals (comprising 284 hospitals and 252 freestanding day surgeries) and 755 public hospitals in Australia. The private healthcare sector plays an important role in the Australian healthcare system, with approximately 39% of all patient separations treated in private hospitals in 2006.

Private hospitals generate earnings through:

- rate increases for private health insurance – approximately 43% of Australians have private health insurance. There is an absolute correlation between the profitability of private health insurers and the rate increases insurers are prepared to negotiate with hospital operators. Health insurance premium growth is well ahead of CPI and in the 10 years to 2010 it is anticipated that private health insurance premiums will have grown by 86% versus CPI growth for the same period of 27%;

- increased volume of patients – the ageing Australian population is expected to drive volume increases, however this growth may be slowed due to work force and capacity constraints;

- increased acuity of procedures undertaken (ie. more complex surgery attracting higher payment rates); and

- relationships with doctors – hospitals rely on the goodwill they foster with doctors to achieve a good clinical outcome that is also profitable.

Healthscope is Australia's second largest provider of private hospital services in Australia, owning or managing 45 private hospitals and one supported residential service through the Healthscope Community Program across every State and Territory in Australia, with approximately 4,028 available overnight private hospital beds. Healthscope's hospitals are located in both capital cities and regional centres.



Healthscope's Hospitals division comprises three sub-divisions:

- medical/surgical (acute) hospitals;
- psychiatric hospitals; and
- rehabilitation and extended care hospitals.

The graphs below illustrate that the majority of revenue of the Hospitals division is generated by the Medical/Surgical Hospitals sub-division. Approximately 81% of the Hospitals division's revenue is generated by facilities in the eastern States of Australia:


Hospitals – Revenue by Sub-Division
(Year ended 30 June 2007)
Other 1%
Rehabilitation 6%
Psychiatric 6%
Medical/Surgical 87%
Hospitals – Revenue by State
(Year ended 30 June 2007)
Northern Territory 2%
Tasmania 5%
Western Australia 7%
South Australia 10%
Victoria 34%
Queensland 15%
New South Wales & Australian Capital Territory 27%

Source: Healthscope Explanatory Memorandum

Medical/Surgical (acute) Hospitals

Healthscope owns and operates 32 medical/surgical hospitals with approximately 3,252 available overnight beds, representing the bulk of the Hospitals division.

Healthscope has a portfolio of quality state-of-the art medical/surgical hospitals including hospitals such as The Prince of Wales Private, Nepean Private, Sunnybank Private, Mount Hospital, Knox Private, Melbourne Private, Allamanda Private, Flinders Private, Ashford Private, National Capital Private, Hobart Private, Geelong Private and Darwin Private.

The medical/surgical hospitals sub-division also includes three Adelaide Community Healthcare Alliance ("ACHA") hospitals, which are managed under service contracts.

Psychiatric Hospitals

Healthscope operates 7 psychiatric hospitals with approximately 344 available overnight beds, in addition to several psychiatric wards within medical/surgical hospitals. Healthscope's psychiatric clinics are located across the eastern seaboard of Australia and include major clinics such as The Melbourne Clinic, The Victoria Clinic and The Sydney Clinic.

Amongst the range of services offered at Healthscope's psychiatric hospitals are therapy for obsessive compulsive disorders, anxiety, drug and alcohol addiction, depression and eating disorders.



Rehabilitation and Extended Care Hospitals

The rehabilitation and extended care hospitals sub-division operates 6 rehabilitation hospitals with approximately 346 available overnight beds, as well as rehabilitation wards within medical/surgical hospitals. Rehabilitation and extended care hospitals include the flagship The Victorian Rehabilitation Centre, Griffith Rehabilitation Centre, Lady Davidson Private Hospital and one supported residential service through the Healthscope Community Program.

Operating across Victoria, New South Wales, South Australia and Queensland, these hospitals provide rehabilitation services for patients with acquired brain injury and musculoskeletal injuries, patients who have suffered cardiac arrests and strokes, and patients requiring pain management.

4.2.2 Diagnostics

Healthscope accounted for approximately 12.8% of the total Australian pathology market in 2007, making it the third largest provider of pathology services in Australia.

Healthscope's Diagnostics division operates in Australia, New Zealand, Singapore and Malaysia.

The Diagnostics division comprises three sub-divisions:

- human pathology – Australia (including skin cancer clinics);
- human pathology – overseas; and
- veterinary pathology.

As illustrated in the graphs below, the Australian human pathology sub-division is the greatest contributor in terms of revenue to the Diagnostics division and Victoria accounts for almost half of all the revenue of the Diagnostics division:


Diagnostics – Revenue by Sub-Division
(Year ended 30 June 2007)
Veterinary Pathology 8%
Human Pathology (Overseas) 14%
Human Pathology (Australia) 78%
Diagnostics – Revenue by State
(Year ended 30 June 2007)
Northern Territory 1.0%
Western Australia
Tasmania
South Australia 24.0%
Victoria 46.0%
Queensland
New South Wales & Australian Capital Territory 16.0%

Source: Healthscope Explanatory Memorandum

Human Pathology – Australia and Overseas

Healthscope established its human pathology business in 2004 with the acquisition of Gribbles Group. The human pathology sub-division operates in all States of Australia under the following brand names: Gribbles (Victoria and South Australia), Davies Campbell de Lambert (New South Wales) and General Pathology Laboratories (Western Australia). It also has international operations in New Zealand, Malaysia and Singapore.



Healthscope currently operates 44 internationally accredited pathology laboratories in Australia and New Zealand, 14 pathology laboratories in Malaysia and Singapore and more than 287 collection centres.

During the 2006 financial year, through its subsidiary LabTests Auckland, Healthscope was awarded an 8-year contract commencing 1 July 2007 by the Auckland Region District Health Boards ("ARDHB") for all community pathology work in the Auckland region. This contract was set aside by the High Court following an appeal by the incumbent provider. Healthscope has lodged an appeal against this decision to the Court of Appeal with a hearing date now set for May 2008. Healthscope believes that it has good prospects for a successful appeal.

Healthscope's skin cancer clinics business trades as National Clinics (formerly DFG Skin Cancer Clinics and Skin Alert Skin Cancer Clinics) and conducts a variety of skin cancer screenings. First established in 1997, the business has expanded since it was acquired by Healthscope in 2005, and now has 30 skin cancer clinics across New South Wales, Queensland, Western Australia, South Australia, Victoria and Northern Territory.

Veterinary Pathology

Operating under the Gribbles brand in Australia and New Zealand, Healthscope provides diagnostic services for veterinary practices and the livestock industry. Healthscope operates its veterinary pathology business from 3 laboratories in Australia and 5 laboratories in New Zealand.

4.3 Financial Performance

The financial performance of Healthscope for the five years ended 30 June 2007 is summarised below:

Healthscope - Financial Performance[3] ($ millions)

	Year ended 30 June				
	2003 actual AGAAP	2004 actual AGAAP	2005 actual AGAAP	2006 actual AIFRS	2007 actual AIFRS
Revenue[4]					
Pathology	-	-	112.1	233.6	263.7
Hospitals	233.9	341.6	359.3	752.1	960.5
Total Revenue	**233.9**	**341.6**	**471.4**	**985.7**	**1,224.2**
Pathology	-	-	17.7	33.6	43.1
Hospitals	29.6	36.6	44.0	106.1	141.9
Corporate costs	(4.0)	(2.4)	(1.2)	(6.8)	(7.4)
EBITDA before significant items[5]	**25.6**	**34.2**	**60.5**	**132.9**	**177.6**
Depreciation and amortisation	*(6.8)*	*(9.4)*	*(14.5)*	*(27.9)*	*(35.3)*
Pathology	-	-	13.6	25.3	32.6
Hospitals	18.8	24.8	33.6	86.5	117.1
Corporate costs	-	-	(1.2)	(6.8)	(7.4)
EBIT before significant items[6]	**18.8**	**24.8**	**46.0**	**105.0**	**142.3**
Net interest expense[7]	(3.3)	(3.0)	(15.5)	(40.4)	(44.7)
Significant and non-recurring items	1.5	2.1	(4.0)	7.5	5.6
Profit before tax	**16.9**	**23.9**	**26.5**	**72.1**	**103.2**
Income tax	(4.3)	(5.8)	(3.2)	(17.2)	(18.9)
Profit after tax	**12.6**	**18.1**	**23.3**	**54.9**	**84.3**
Statistics					
Basic earnings per share (¢)	*14.9*	*19.7*	*20.9*	*25.0*	*35.7*
Dividends per share (¢)	*8.5*	*10.5*	*12.5*	*14.5*	*17.5*
Dividend payout ratio (%)	*57%*	*53%*	*60%*	*58%*	*49%*
Amount of dividend franked	*100%*	*100%*	*100%*	*100%*	*100%*
Total revenue growth (%)	*30.9*	*46.0*	*38.0*	*109.1*	*24.2*
EBITDA growth (%)	*27.9*	*33.6*	*76.7*	*119.8*	*32.6*
EBIT growth (%)	*21.1*	*32.4*	*85.3*	*128.4*	*36.8*
EBITDA margin (%)	*10.9*	*10.0*	*12.8*	*13.5*	*14.5*
EBIT margin (%)	*8.0*	*7.3*	*9.8*	*10.7*	*11.6*
Interest cover (x)[8]	*567.2*	*814.8*	*297.1*	*260.0*	*318.4*

Source: Healthscope Management Accounts, Healthscope Annual Reports and Grant Samuel analysis
Note: Numbers may not add due to rounding

[3] Financial statements for the years prior to 30 June 2006 were prepared in accordance with Australian generally accepted accounting principles ("AGAAP"). Healthscope adopted the Australian equivalent to international financial reporting standards ("AIRFS") from 11 July 2005.

[4] Revenue excludes prosthetic revenue.

[5] EBITDA is earnings before net interest, tax, depreciation, amortisation and significant and non-recurring items.

[6] EBIT is earnings before net interest, tax and significant items and non-recurring items.

[7] Net interest expense includes securitisation costs.

[8] Interest cover is EBIT divided by net interest.



Healthscope's earnings have grown significantly in recent years, largely due to acquisitions made during the 2005 and 2006 financial years:

- the 2003 financial year saw the acquisition of La Trobe University Private Hospital and six hospitals from Mayne. The performance of Healthscope's existing hospitals generally improved, although the financial performance of Healthscope was negatively affected by the Sydney Southwest Private Hospital, a loss-making hospital acquired in February 2002. In April 2003, Healthscope entered into a long term agreement with the ACHA to manage three Adelaide-based hospitals;

- increased profitability in the 2004 financial year was due to the positive contributions of the Mayne hospitals acquired during the 2003 financial year, management fees from the ACHA hospitals and continued improvements in the performance of Healthscope's existing hospitals. Healthscope had acquired the management contract for the Mersey Public Hospital in Tasmania as part of the package of hospitals purchased from Mayne in the 2003 financial year. Following a clinical review by Healthscope and a subsequent review by Government, Healthscope agreed to transfer the hospital back to Government, effective 30 November 2004. As a result of ongoing losses, a provision of $4.1 million was raised in the 2004 financial year to cover the costs of exiting the contract. The Modbury Management Contract, initially entered into with the South Australian Government in 1994, performed to expectations and achieved a breakeven result for the fifth year in succession. As a result, the entire $6.2 million provision for future losses on the contract was written back in the 2004 financial year;

- the 2005 financial year was a transforming year for Healthscope, with the Gribbles Group, Nova and Quest acquisitions. The Hospitals division achieved significant margin and performance improvement across its existing hospital portfolio and also benefited from the termination of the loss-making Mersey Community Hospital management contract on 30 November 2004;

- Healthscope achieved significant increases in both revenues and profits for the 2006 financial year as a result of the full year contributions of acquisitions undertaken in the 2005 financial year (Gribbles Group, Nova and Quest) and part year contributions from acquisitions completed during the 2006 financial year: the 14 ex-Affinity hospitals acquired from Ramsay, the Primary Skin Care Cancer Clinics and the Davies Campbell de Lambert pathology business. Margin improvement for the hospitals reflected efficiency and volume gains from existing hospitals but also the financial strength of the ex-Affinity hospitals acquired from Ramsay. The Diagnostics division significantly underperformed expectations in the first half of the 2006 financial year, as a result of a decline in volumes and lower than expected rates of referral from Healthscope hospitals. In response, Healthscope restructured operational management, restructured and upgraded the Clayton laboratory in Victoria and then acquired and integrated the Davies Campbell de Lambert pathology business in Sydney. The Malaysian and Singaporean pathology operations improved in terms of both volume and margin over the year. Healthscope disposed of its non-core analytical and testing business, Amdel, in December 2005. The increased interest expense reflects the debt associated with the acquisitions undertaken by Healthscope during the 2006 financial year;

- the 2007 financial year marked a year of consolidation and integration for Healthscope following three years of growth through acquisitions, although a number of smaller acquisitions were undertaken. The improvement in financial performance is largely attributable to the full year contribution of the 14 ex-Affinity hospitals acquired from Ramsay in November 2005, as well as part year contributions from acquisitions completed during the 2007 financial year. This improvement was partially offset by the divestment of non-core hospitals in October 2006. The South Australian Government terminated the Modbury Management Contract effective 30 June 2007. This contract made modest contributions to earnings in recent years, after a long period of loss-making. The Diagnostics division achieved a significant improvement in performance and operating margins due to increased referrals from Healthscope hospitals and associated specialists, as well as a full year contribution from the Davies Campbell de Lambert acquisition which improved volumes.



The pathology synergies from the Gribbles Group acquisition also had a significant impact on the operating result of the Diagnostics division. Healthscope expensed costs amounting to $6.1 million in respect of the expenditures and commitments made to implement the ARDHB contract; and

- in the 2008 financial year, Healthscope is anticipating increased demand for its hospital and pathology services, at growth levels at least in line with industry growth rates, and continued improvement in underlying margins. In addition, continued growth through acquisition and brownfield expansions is also expected.

Significant and non-recurring items affecting the financial performance of Healthscope are summarised below:

Healthscope – Significant and Non-Recurring Items ($ millions)

	Year ended 30 June				
	2003 actual AGAAP	2004 actual AGAAP	2005 actual AIFRS	2006 actual AIFRS	2007 actual AIFRS
LabTests Auckland	-	-	-	-	(6.1)
Hospitals – restructure costs	-	-	(1.1)	(1.4)	(3.0)
Diagnostics – restructure costs	-	-	(0.6)	(1.2)	(1.8)
Gain on disposal of land	-	-	3.5	1.9	-
Gain on disposal of non-core businesses	-	-	1.2	-	16.5
Amdel operating result	-	-	4.9	4.6	-
Amdel depreciation	-	-	(2.3)	(2.0)	-
Gain on disposal of Amdel	-	-	-	5.6	-
Goodwill amortisation	-	-	(9.0)	-	-
Release of provision for Modbury operating losses	1.5	6.2	-	-	-
Provision for handback of Mersey Hospital to Government	-	(4.1)	(0.6)	-	-
Total	**1.5**	**2.1**	**(4.0)**	**7.5**	**5.6**

Source: Healthscope Annual Reports and management accounts

Significant items for the 2007 financial year were as follows:

- following a review of the carrying value of the newly established pathology laboratory in Auckland, including independent legal advice in respect of Healthscope's High Court challenge seeking reinstatement of the contract with ARDHB awarded to it in July 2006, the carrying value of LabTests Auckland was reduced to $13.9 million and a charge of $6.1 million booked at 30 June 2007;

- the $3.0 million restructure costs associated with the Hospitals division primarily relate to the termination of the Modbury Management Contract, as well as labour restructuring costs associated with acquisitions during the year;

- the $1.8 million restructure costs associated with the Diagnostics division largely relate to the closure of the molecular pathology laboratory in Brisbane, as well as labour restructuring costs associated with acquisitions during the year; and

- the $16.5 million gain on disposal of non-core hospitals relates to the sale of four non-core hospitals during the 2007 financial year effective 1 October 2006.



4.4 Financial Position

The financial position of Healthscope as at 30 June 2006 and 30 June 2007 is summarised below:

Healthscope - Financial Position ($ millions)	As at 30 June 2006 actual	As at 30 June 2007 actual
Debtors and prepayments	158.8	89.0
Inventories	25.7	31.2
Trade and other payables	(116.7)	(128.3)
Current tax liabilities	(10.1)	(14.0)
Net working capital	**57.7**	**(22.1)**
Property, plant and equipment	566.6	659.6
Intangible assets	747.3	794.0
Investment in associates and jointly controlled entities	1.8	2.1
Deferred tax liabilities (net)	8.1	7.9
Provisions – employee benefits	(68.4)	(74.2)
Provisions – other	(14.2)	(11.6)
Net other assets/(liabilities)	8.6	5.5
Total funds employed	**1,307.5**	**1,361.2**
Cash and cash equivalents	9.8	2.4
Borrowings	(586.1)	(557.2)
Net borrowings	**(576.3)**	**(554.7)**
Net assets	**731.2**	**806.5**
Outside equity interests	(4.0)	-
Equity attributable to Healthscope shareholders	**727.2**	**806.5**
Statistics		
Shares on issue at period end (million)	*232.3*	*237.7*
Net assets per share ($)	*3.15*	*3.39*
NTA per share ($)[9]	*(0.07)*	*0.05*
Gearing[10]	*44%*	*41%*

Source: Healthscope Annual Reports and Grant Samuel analysis
Note: Numbers may not add due to rounding

The following should be noted in relation to Healthscope's financial position as at 30 June 2007:

- debtors and prepayments decreased due to the divestment of four non-core hospitals and the securitisation of debtors;
- the increase in property plant and equipment is primarily due to the acquisition of the Brisbane Private and Newcastle Private hospitals;
- intangible assets largely relate to goodwill and licences. The increase in intangible assets is attributable to the goodwill on acquisition of the 43% minority interest in Gribbles Pathology Malaysia and the acquisition of DoctorsLab Diagnostic in Singapore;
- investments in associates and controlled entities include a 25% interest in NM&IG Medical Pty Limited, an owner and operator of 24 medical centres, a 25% interest in The Mount Cath Lab Pty Limited, a provider of cardiac catheterisation services and a 50% interest in Darwin

[9] NTA is net tangible assets, which is calculated as net assets less intangible assets.

[10] Gearing is net borrowings divided by net assets plus net borrowings.



Cardiac Angiography Laboratory Partnership, also a provider of cardiac catheterisation services;

- other provisions principally consist of medical malpractice insurance provisions and provision for costs associated with the LabTests Auckland restructuring;
- the reduction in cash and cash equivalents is due to the utilisation of surplus cash to repay external debt;
- in June 2007, Healthscope announced it had entered into an agreement with Westpac to provide an off-balance sheet financing alternative through receivables securitisation, with a facility of $110 million. The proceeds of the initial drawdown from the facility of $79 million were used to repay existing long term debt. This reduction in debt was partially offset by debt drawdowns to fund the Gribbles Pathology Malaysia and DoctorsLab Diagnostic acquisitions, as well as the Brisbane Private and Newcastle Private hospitals; and
- Healthscope had undrawn committed debt facilities of $55.0 million as at 30 June 2007.

4.5 Cash Flow

Healthscope's cash flows for the five years ended 30 June 2007 are summarised below:

Healthscope - Cash Flow ($ millions)	Year ended 30 June				
	2003 actual AGAAP	2004 actual AGAAP	2005 actual AIFRS	2006 actual AIFRS	2007 actual AIFRS
EBITDA before significant items	**25.6**	**34.2**	**60.5**	**132.9**	**177.6**
Changes in working capital and other adjustments	(2.7)	1.0	(6.5)	1.1	(7.4)
Capital expenditure (net)	(8.1)	(15.2)	(9.8)	(46.5)	(82.9)
Operating cash flow	**14.8**	**20.0**	**44.2**	**87.5**	**87.3**
Tax paid	(5.5)	(4.4)	(8.1)	(11.8)	(18.0)
Net interest paid	(3.0)	(2.9)	(11.8)	(39.2)	(43.3)
Dividends paid	(6.5)	(8.4)	(14.4)	(27.6)	(37.5)
Acquisitions (net of cash)	(4.6)	(8.6)	(398.8)	(581.9)	(112.1)
Disposals	-	-	-	60.0	37.4
Proceeds from share issues (net buybacks) and equity	32.2	3.2	294.8	273.3	26.6
Net proceeds/(repayments to) borrowings	(15.3)	(1.0)	107.2	243.8	(26.2)
Other	(7.8)	2.1	(10.9)	-	78.6
Net cash generated (used)	**4.4**	**-**	**2.2**	**4.1**	**(7.3)**
Cash – opening	*(0.9)*	*3.5*	*3.5*	*5.7*	*9.8*
Cash – closing	*3.5*	*3.5*	*5.7*	*9.8*	*2.4*

Source: Healthscope Annual Reports and Grant Samuel analysis

The major items affecting the historical cash flows of Healthscope relate to acquisitions and share placements undertaken to fund these acquisitions.

Healthscope partially funded its acquisition of the 14 ex-Affinity hospitals from Ramsay in 2006 through a $128.0 million placement of new shares to institutional and sophisticated investors. In addition, Healthscope raised a further $129.2 million during the 2006 financial year through a 1 for 8 rights issue.

Capital expenditure primarily relates to the ongoing operations of Healthscope. In May 2007, Healthscope commissioned its first greenfield development Campbelltown Private, a 50-bed, four theatre medical/surgical hospital located south west of Sydney. As this hospital has delivered



positive cash earnings following commissioning, Healthscope is now considering its expansion to a 100-bed facility.

During the 2007 financial year, Healthscope incurred the following expenditure:

- $108.9 million on acquisitions;
- $35.0 million in greenfields developments;
- $9.0 million in brownfields developments; and
- $43.3 million investment in existing businesses.

4.6 Taxation

Under the Australian tax consolidation regime, Healthscope and its wholly owned Australian resident entities have elected to be taxed as a single entity.

At 30 June 2007, Healthscope had no carried forward income tax losses. However, Healthscope had carried forward Australian capital losses of approximately $18.3 million.

At 15 October 2007, Healthscope had $17.5 million of accumulated franking credits.

4.7 Capital Structure and Ownership

4.7.1 Capital Structure

As at 19 October 2007, Healthscope had the following securities on issue:

- 239,373,734 ordinary shares;
- 100,001 options over ordinary issued shares; and
- 965,296 performance rights.

Pursuant to Healthscope's former Executive Share Option Plan, options over issued ordinary shares of Healthscope were granted to Directors and executive officers of Healthscope. The options were granted subject to performance hurdles established by the Directors of Healthscope. The Executive Share Option Plan is no longer operational.

The following table summarises the options held as at 19 October 2007:

Healthscope – Options as at 19 October 2007

Number of Options	Expiry Date	Share Hurdle Price
33,333	28 August 2012	$2.56
33,334	28 August 2013	$2.77
33,334	28 August 2014	$2.97
100,001		

Source: Healthscope

An executive performance rights plan was established in July 2004 to provide an incentive to key senior employees to deliver superior long term performance. Under the plan rules, Healthscope issues rights to acquire shares to selected executives and members of the management team. These rights give the recipient the right, but no obligation, to take up shares in Healthscope. This opportunity usually arises after the first performance measurement date, provided the performance condition has been satisfied. No exercise price is payable in order to exercise that right. Generally, other than vested performance rights, the performance rights have exercise dates between July 2008 and July 2009 and fair values in the range $2.23 and $3.79.

4.7.2 Ownership

At 28 September 2007, there were 13,051 registered shareholders in Healthscope. The top 20 shareholders accounted for approximately 60.1% of the ordinary shares on issue. The top twenty registered shareholders are principally institutional nominee or custodian companies. Healthscope has a significant retail investor base with a majority of registered shareholders classified as retail. Healthscope shareholders are predominantly Australian based investors (over 97.2% of registered shareholders and 98.9% of securities on issue).

As at 19 October 2007, Healthscope had received notices from the following substantial shareholders:

Healthscope – Substantial Shareholders as at 19 October 2007

Shareholder	Number of Shares	Percentage
Perpetual Limited	28,967,334	12.1%
Directors, Employees and Related Parties	23,916,659	10.0%
Cooper Investor Pty Limited	19,825,898	8.2%
AMP Capital Investors	17,026,389	7.1%

Source: Healthscope

4.8 Share Price History

A summary of the share price and trading history of Healthscope since July 2001 is set out below:

Healthscope - Share Price History

	Share Price ($)			Average Weekly Volume (000s)	Average Weekly Transactions
	High	Low	Close		
Year ended 31 December					
2001	2.42	0.72	2.12	1,015.9	183.3
2002	2.55	1.76	2.12	846.4	153.5
2003	2.86	1.81	2.66	709.3	165.6
2004	3.69	2.65	3.49	783.6	259.3
2005	6.69	3.48	5.61	3,186.1	1,114.5
2006	5.90	3.61	5.39	8,298.0	2,361.9
Quarter ended					
31 March 2007	6.43	5.33	5.50	4,334.6	2,314.8
30 June 2007	6.08	5.17	5.23	4,443.9	2,442.2
Month ended					
31 July 2007	5.62	5.16	5.50	4,729.8	862.3
31 August 2007	5.70	5.05	5.49	5,380.3	1,214.7
30 September 2007	6.02	5.32	5.76	3,162.7	787.0
Week ended					
5 October 2007	5.83	5.68	5.75	1,778.5	2,167.0
12 October 2007	5.63	5.42	5.50	2,236.0	2,673.0
19 October 2007	5.46	5.30	5.31	2,538.4	2,612.0

Source: IRESS



The following graph illustrates movements in the Healthscope share price and trading volumes since January 2003:


Healthscope Share Price & Trading Volumes
(1 January 2003 to 19 October 2007)
$ Share Price
Daily Volumes 000s
7.00
6.50
6.00
5.50
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
Earnings downgrade following the underperformance of the human pathology business
Announcement of Original Proposal to Symbion
Announcement of Revised Proposal to Symbion
Release of 2006 financial year results
Healthscope commences talks with Symbion
Jan-03
May-03
Oct-03
Feb-04
Jul-04
Dec-04
Apr-05
Sep-05
Jan-06
Jun-06
Nov-06
Mar-07
Aug-07
Volume
Close

Source: IRESS

Healthscope's share price increased steadily from January 2003 through to December 2004. The 2005 financial year marked the commencement of a phase of acquisitions for Healthscope, which saw the share price increase rapidly following Healthscope's acquisition of Gribbles Group in December 2004 to its peak of $6.49 on 26 September 2006 with the announcement of the acquisition of 14 ex-Affinity hospitals from Ramsay. Healthscope's share price fell sharply in January 2006 due to the announcement of an earnings downgrade for the 2006 financial year as a result of the underperformance of the human pathology business. Since the announcement of the results for the 2006 financial year in August 2006, Healthscope's share price has again climbed steadily.

The closing price of Healthscope shares on 30 April 2007, the last trading day prior to the announcement of the Original Proposal, was $5.66. Since the confirmation by Healthscope on 1 May 2007 that it was in discussions with Symbion about a potential transaction, Healthscope shares have traded in the range $5.19 to $6.08 with a VWAP of $5.56 (calculated to 19 October 2007).

On 11 September 2007, Symbion shareholders voted on the Original Proposal. Despite significant shareholder support for the Original Proposal, Primary Health Care, a 20.0% shareholder in Symbion, voted against the transaction. Since this time, the Healthscope share price has fluctuated, apparently reflecting the uncertainty surrounding a transaction with Symbion.

Since the announcement of the Revised Proposal on 8 October 2007, Healthscope shares have traded in the range $5.31 to $5.75 with a VWAP of $5.51 (calculated to 19 October 2007).

Healthscope has been a reasonably liquid stock. Average weekly volume over the twelve months prior to the Original Proposal on 1 May 2007 represented approximately 2.4% of average shares on issue or annual turnover of around 123.2% of total average issued capital. Since the announcement of the Original Proposal on 1 May 2007, average weekly volumes have represented approximately 6.0% of average shares on issue (to 19 October 2007). Since the announcement of the Revised Proposal on 8 October 2007, average weekly volumes have represented approximately 0.3% of average shares on issue (to 19 October 2007).



Healthscope is a member of various indices including the S&P/ASX 200 Healthcare & Equipment Index and the S&P/ASX 200 Index. At 19 October 2007, its weighting in these indices was approximately 6.6% and 0.1% respectively.

The following graph illustrates the performance of Healthscope shares since July 2002 relative to the S&P/ASX 200 Healthcare & Equipment Index and the S&P/ASX 200 Index:


Healthscope vs S&P/ASX 200 Index vs S&P/ASX 200
Healthcare & Equipment Index Common Base
(1 January 2003 to 19 October 2007)
340
290
240
190
140
90
40
Release of 2006 Results
Announcement of Revised Proposal to Symbion
Jan 03
Jun 03
Nov 03
Apr 04
Sep 04
Feb 05
Jul 05
Dec 05
May 06
Oct 06
Mar 07
Aug 07
Healthscope
S&P / ASX 200 Index
S&P / ASX 200 Healthcare& Equipment Index

Source: IRESS

Healthscope outperformed the S&P/ASX 200 Healthcare & Equipment Index and the S&P/ASX 200 Index between December 2004 and January 2005, when Healthscope entered a phase of acquisitions. Upon the announcement of an earnings downgrade in January 2006, the Healthscope share price fell significantly. In August 2006, following the announcement of the results for the 2006 financial year, Healthscope again outperformed both the S&P/ASX 200 Healthcare & Equipment Index and the S&P/ASX 200 Index and has since generally traded in line with the indices.



5 Profile of Symbion Health Limited

5.1 Background

Symbion was created in November 2005 as a result of the demerger of the global pharmaceutical business, Mayne Pharma Limited "(Mayne Pharma"), from Mayne Group Limited ("Mayne"). Mayne's remaining businesses were focussed on the Australian healthcare sector. Mayne was renamed Symbion Health Limited. Symbion first traded on ASX under this name on 21 November 2005, and its current market capitalisation is approximately $2.7 billion (as at 19 October 2007). It has its headquarters in Melbourne and operations across Australia with a small presence in New Zealand.

Symbion is an Australian healthcare company that provides diagnostics services and other health related products and services. Symbion currently has five divisions as illustrated in the following diagram. The pathology and medical centres businesses are consolidated for financial reporting purposes:


Symbion Corporate Structure
Symbion
Diagnostic Imaging
Pathology
Medical Centres
Pharmacy Services
Consumer
DIAGNOSTICS BUSINESS
PHARMACY & CONSUMER BUSINESSES

Source: Symbion

Symbion's business activities are summarised below:

Pathology

Symbion's pathology business is Australia's second largest private pathology group by revenue with more than 180 pathologists and 6,000 scientists, collection and support staff. The business performs more than 10.5 million patient episodes annually in approximately 85 laboratories and over 690 collection centres. It operates across all States and Territories, except for Tasmania and South Australia. The pathology business operates under the following brands:

- Dorevitch Pathology in Victoria;
- Symbion Laverty Pathology in New South Wales and the ACT;
- QML Pathology in Queensland; and
- Western Diagnostic Pathology in Western Australia and the Northern Territory.



Medical Centres

Symbion's medical centre business works with GPs to provide local communities with healthcare and family medicine. Over 470 GPs consult in more than 50 Symbion medical centre facilities located in New South Wales, ACT, Victoria, Queensland and Western Australia. Symbion's medical centres generated approximately 2.1 million consultations for the financial year to 30 June 2007.

Diagnostic Imaging

Symbion's diagnostic imaging business operates Australia's third largest diagnostic imaging network by revenue. Symbion operates 130 imaging sites, including 41 hospital sites in New South Wales, Queensland and Victoria. It performs more than 2.2 million diagnostic examinations annually and employs more than 160 radiologists, 950 radiographers and other technical staff. Symbion currently offers all diagnostic imaging modalities with the exception of P.E.T. scanning.

Pharmacy Services

Symbion's pharmacy services business predominately provides wholesale distribution of pharmaceutical and healthcare product lines to over 2,500 retail pharmacies, as well as public and private hospitals. It also has two pharmacy retail brands: Terry White Chemists® and Chemmart®. The pharmacy services business also supports independent retail pharmacies with its Pharmacy Choice® program and provides a pharmacy software solution, MINFOS®.

Consumer

Symbion's consumer business manufactures and distributes nutraceuticals (vitamin and mineral supplements) with a current market share of approximately 21% across the pharmacy and grocery channels. The consumer business manufactures approximately 60% of its nutraceutical products and its well known brands include Nature's Own™, Bio-Organics™, Cenovis®, Microgenics®, Golden Glow® and Betadine®. The products are largely sold through supermarkets, pharmacies, health food stores, wholesalers and direct mail channels.

Since the demerger, Symbion has delivered continued organic growth and has successfully completed a number of bolt-on acquisitions across the businesses. The pharmacy services business is the largest contributor to the sales of Symbion, generating 69% of revenue for the financial year ended 30 June 2007. However, the pathology and medical centres business is the largest contributor to EBITDA, generating 43.9% of EBITDA for the same financial year:


Symbion – Revenue by Business[11]
(Year ended 30 June 2007)
Pharamacy Services 69.0%
Consumer 5.6%
Imaging 8.2%
Pathology & Medical Centres 17.2%
Symbion – EBITDA by Business[11]
(Year ended 30 June 2007)
Pathology & Medical Centres 43.9%
Consumer 19.8%
Pharmacy Services 15.4%
Diagnostic Imaging 21.0%

Source: Symbion 2007 Annual Report

[11] Before unallocated corporate costs.

5.2 Financial Performance

The financial performance of Symbion for the three years ended 30 June 2007 is summarised below:

Symbion - Financial Performance[12] ($ millions)			
	Year ended 30 June		
	2005[13] actual AIFRS	2006[14] actual AIFRS	2007 actual AIFRS
Total Revenue	**3,175.8**	**3,401.8**	**3,779.2**
EBITDA[15]	**200.1**	**222.9**	**253.4**
Depreciation and amortisation	(47.9)	(49.3)	(51.2)
EBIT[16]	**152.2**	**173.6**	**202.2**
Net interest expense	(8.1)	(36.8)	(55.7)
Significant items	-	(37.7)	(31.8)
Profit before tax	**144.1**	**99.1**	**114.7**
Income tax	(39.1)	(10.7)	(33.8)
Profit from continuing operations	**105.0**	**88.4**	**80.9**
Profit from discontinued operations (after tax)	62.0	(90.6)	13.3
Profit/(Loss) after tax	**167.0**	**(2.2)**	**94.2**
Outside equity interests	(3.9)	(3.9)	(2.8)
Profit after tax attributable to Symbion shareholders	163.1	**(6.1)**	91.4
Statistics			
Basic earnings per share (¢)	*25.5*	*(1.0)*	*14.2*
Basic earnings per share (¢) – from continuing operations only	*15.8*	*13.2*	*12.1*
Dividends per share (¢)	*11.0*	*8.0*	*9.25*
Dividend payout ratio (%)	*43%*	*-800%*	*65%*
Amount of dividend franked	*30%*	*88%*	*100%*
Total revenue growth (%)	*n.a*	*7.1%*	*11.1%*
EBITDA growth (%)	*n.a*	*11.3%*	*13.7%*
EBIT growth (%)	*n.a*	*14.0%*	*16.5%*
EBITDA margin (%)	*6.3%*	*6.6%*	*6.7%*
EBIT margin (%)	*4.8%*	*5.1%*	*5.4%*
Interest cover (x)[17]	*18.8 x*	*4.7 x*	*3.6 x*

Source: Symbion 2006 and 2007 Annual Reports

Key items affecting Symbion's financial performance since 2005 are summarised below:

- since the demerger, Symbion has increased revenues and earnings, generating total EBITDA growth of 13.7% in the 2007 financial year. The growth in revenue and earnings has been supported by both organic growth across all businesses and bolt-on acquisitions in pathology, medical centres and consumer. Symbion has also improved EBITDA margins; and

[12] Financial statements for the years prior to 1 July 2004 were prepared in accordance with Australian generally accepted accounting principles ("AGAAP"). Symbion adopted the Australian equivalent to international financial reporting standards ("AIRFS") from 1 July 2004.

[13] The 2005 financial year figures have been restated to exclude those operations discontinued in 2005 and 2006.

[14] The 2006 financial year figures have been restated to exclude those operations discontinued in 2006 and 2007.

[15] EBITDA is earnings before net interest, tax, depreciation, amortisation and significant and non-recurring items.

[16] EBIT is earnings before net interest, tax and significant items and non-recurring items.

[17] Interest cover is EBIT divided by net interest.



- Symbion has a debtor securitisation program to manage intra-month volatility in Symbion's working capital and minimise the capital employed in the pharmacy business. This program is provided by ANZ. Pharmacy related trade receivables are sold on a weekly basis to a third party trustee. At 30 June 2007 Symbion had net securitised debtors of $268.2 million from a $365 million facility. A debtor securitisation change of $17.9 million for the 2007 financial year is included in net interest expense.

Significant items included in the historical financial performance of Symbion are summarised below:

Symbion – Significant Items ($ millions)			
	Year ended 30 June		
	2005 actual AIFRS	2006 actual AIFRS	2007 actual AIFRS
Costs associated with Original Proposal	-	-	(31.8)
Costs of corporate restructure	-	(17.6)	-
Costs of asset write-off and impairment	-	(8.5)	-
Costs of site closures and product discontinuance	-	(12.1)	-
Revision of estimates for onerous contracts and legal claims	-	0.5	-
Total significant items	**-**	**(37.7)**	**(31.8)**

Source: Symbion 2006 and 2007 Annual Reports

The restructuring costs incurred in the 2006 financial year relate to the demerger.



5.3 Financial Position

The financial position of Symbion as at 30 June 2006 and 30 June 2007 is summarised below:

Symbion - Financial Position ($ millions)		
	As at 30 June 2006 actual	As at 30 June 2007 actual
Debtors and prepayments	246.7	247.7
Inventories	262.4	279.6
Trade and other payables	(510.2)	(540.8)
Current tax liabilities	(7.2)	(9.9)
Net working capital	**(8.3)**	**(23.4)**
Property, plant and equipment	244.8	239.2
Intangible assets	1,094.3	1,160.9
Investment in associates	2.7	2.6
Deferred tax assets (net)	21.7	23.2
Provisions – employee expenses	(83.5)	(85.1)
Provisions – restructuring costs	(37.9)	(20.1)
Provisions – proposed Healthscope transaction	-	(23.1)
Provisions – other	(32.6)	(24.7)
Net other assets/(liabilities)	25.0	24.5
Total funds employed	**1,226.2**	**1,274.0**
Cash and cash equivalents	187.0	196.7
Borrowings	(595.0)	(595.0)
Net borrowings	**(408.0)**	**(398.3)**
Net assets	**818.2**	**875.7**
Outside equity interests	(4.0)	(3.9)
Equity attributable to Symbion shareholders	**814.2**	**871.8**
Statistics		
Shares on issue at period end (million)	*643.4*	*647.1*
Net assets per share ($)	*1.27*	*1.35*
NTA per share ($)[18]	*(0.43)*	*(0.44)*
Gearing[19]	*33%*	*31%*

Source: Symbion 2006 and 2007 Annual Reports

The following should be noted in relation to Symbion's financial position as at 30 June 2007:

- intangible assets primarily relate to the goodwill of businesses acquired by Symbion;
- investments in associates includes various interests in medical services and medical distribution businesses;
- other provisions include:
  - self-insurance of workers' compensation liabilities and medical malpractice liabilities for continuing businesses;
  - restructuring provisions for expenditure related to restructuring Symbion's operations. The estimated costs are based on detailed plans agreed between management and employees representatives;

[18] NTA is net tangible assets, which is calculated as net assets less intangible assets.

[19] Gearing is net borrowings divided by net assets plus net borrowings (excluding securitisation).



- acquisition provisions relating to deferred consideration payments on acquisitions;
- product recall provisions relating to the estimated outstanding costs associated with the PAN Pharmaceutical product recall in the consumer business in 2003;
- a demerger provision relating to the estimated outstanding costs directly attributable to the demerger of Mayne Pharma; and
- a provision relating to the estimated outstanding costs directly attributable to the Original Proposal; and

- Symbion operates a Pharmacy Guarantee Scheme ("PGS") under which Symbion provides guarantees of pharmacists' bank borrowings. The PGS is used to support business relationships with pharmacists and promote the growth of Symbion's brands by assisting pharmacists seeking to acquire, expand or refit pharmacies. Symbion has entered into arrangements that limit its liability to a percentage of the guarantees outstanding. Symbion's PGS exposure was $27 million as at 30 June 2007. There has been a focus on reducing this balance.

5.4 Cash Flow

Symbion's cash flows for the three years ended 30 June 2007 are summarised below:

Symbion - Cash Flow ($ millions)

	Year ended 30 June		
	2005 actual AIFRS	**2006 actual AIFRS**	**2007 actual AIFRS**
EBITDA[20]	**200.1**	**222.9**	**253.4**
Changes in working capital and other adjustments	202.9	(2.2)	1.4
Capital expenditure (net)	(45.9)	(61.4)	(40.9)
Operating cash flow	**357.0**	**159.3**	**214.0**
Tax paid	13.0	(23.4)	(17.6)
Net interest paid	(23.3)	(31.4)	(55.4)
Dividends paid	(52.9)	(45.4)	(44.3)
Acquisitions (net of cash)	(14.6)	(33.2)	(68.2)
Disposals	0.4	3.9	-
Proceeds from share issues (net buybacks) and equity	(41.1)	1.4	-
Net proceeds/(repayments to) from borrowings	180.6	(45.6)	-
Other	(8.7)	(5.3)	(3.9)
Discontinued operations	(324.9)	(183.1)	(14.9)
Net cash generated (used)	**85.5**	**(202.8)**	**9.7**
Cash – opening	304.2	389.8	187.0
Cash – closing	389.8	187.0	196.7

Source: Symbion Annual Reports
Note: Numbers may not add due to rounding

The demerger in 2005, and Symbion's subsequent activities, necessitated a number of funding initiatives. In particular:

- the establishment of a new independent funding facility following the demerger in November 2005;

[20] EBITDA includes discontinued operations.

- capital expenditure in the 2006 financial year was considerably higher than in the previous and following financial years, predominately due to non-recurring capital expenditure related to the new QML laboratory;
- in the 2006 financial year, Symbion received $1.4 million in proceeds from the issue of shares; and
- in the 2007 financial year, payments for acquisitions totalled $68.2 million. These primarily related to the acquisitions of Carlson Health (consumer business), Vetpath and ACRO (pathology business) and a number of medical centre sites.

5.5 Capital Structure and Ownership

5.5.1 Capital Structure

As at 19 October 2007, Symbion had the following securities on issue:

- 647,069,929 ordinary shares; and
- 2,560,101 performance rights.

Under the Performance Rights Plan, eligible executives are granted performance rights subject to company performance. Performance rights are offered at no cost to the executive. Subject to the satisfaction of certain vesting conditions set by reference to Symbion's performance targets and advised to the relevant executive at the time of grant, performance rights vest on announcement of the 3rd full year results following the date of grant, whereupon the executive is allocated shares in the Symbion at no cost to the executive.

In the event the Diagnostics Proposal is approved, the Symbion Board has determined that the conditions associated with the performance rights will have been satisfied, and Symbion will issue shares in respect of these rights.

5.5.2 Ownership

At 28 September 2007, there were 59,753 registered shareholders in Symbion. The top 20 shareholders accounted for approximately 75.59% of the ordinary shares on issue. The top twenty registered shareholders are principally institutional nominee or custodian companies.

As at 19 October 2007, Symbion had received notices from the following substantial shareholders:

Symbion – Substantial Shareholders as at 19 October 2007

Shareholder	Number of Shares	Percentage
Primary Health Care Ltd	129,413,984	20.00%
Schroders Investment Management Australia Ltd	56,268,174	8.70%
JP Morgan Chase & Co	39,272,336	6.07%
Oz Management LLC	37,307,053	5.77%
Barclays Global Investors Australia Ltd	32,876,057	5.08%

Source: Symbion



5.6 Share Price History

A summary of the share price and trading history of Symbion since January 2005 is set out below:

Symbion - Share Price History					
	Share Price ($)			Average Weekly Volume (000s)	Average Weekly Transactions
	High	Low	Close		
Year ended 31 December					
2005	3.80	2.00	3.53	19,677	2,190
2006	3.91	2.77	3.80	12,177	2,152
Quarter ended					
31 March 2007	4.30	3.47	3.63	20,182	3,079
30 June 2007	4.47	3.62	4.08	25,839	2,957
Month ended					
31 July 2007	4.25	4.06	4.15	37,931	2,654
31 August 2007	4.21	3.88	4.16	28,379	3,567
30 September 2007	4.31	4.05	4.17	14,850	2,595
Week ended					
5 October 2007	4.26	4.17	4.20	7,087	2,815
12 October 2007	4.19	4.11	4.14	11,923	2,102
19 October 2007	4.15	4.00	4.05	16,066	2,990

Source: IRESS

The following graph illustrates movements in the Symbion share price and trading volumes since January 2006:


Symbion Share Price & Trading Volumes
(1 January 2006 to 19 October 2007)
$ Share Price
Daily Volumes 000s
5.00
4.75
4.50
4.25
4.00
3.75
3.50
3.25
3.00
2.75
2.50
2.25
2.00
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
Symbion confirms discussion to acquire Primary's pathology business
Primary becomes Substantial Shareholder & announces a proposal to acquire Symbion
Original Proposal received from Healthscope
Joint announcement by Symbion & Healthscope on Proposal
Symbion receive Revised Proposal from Healthscope
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Sep-07
Market Volume
Close Price

Source: IRESS

The closing price of Symbion shares on 30 April 2007, the last trading day prior to the announcement of the Original Proposal, was $4.11. Prior to the Original Proposal, the share price had retreated from a high of $4.30 at the end of January 2007, following disclosure from Primary Health Care of its substantial interest.



Since the announcement of the Original Proposal by Healthscope on 1 May 2007, Symbion shares have closed in the range $3.92 to $4.40 with a VWAP of $4.19 (calculated to 5 October 2007).

Following the announcement of the Original Proposal, average trading volumes have increased significantly and the Symbion share price has fluctuated, apparently reflecting market uncertainty as to whether the transaction will complete.

Since the announcement of the Revised Proposal on 8 October 2007, Symbion shares have closed in the range $4.05 to $4.18 with a VWAP of $4.11 (calculated to 19 October 2007).

Symbion has been a reasonably liquid stock. Average weekly volumes over the twelve months prior to the announcement of the Original Proposal by Healthscope on 1 May 2007 represented approximately 2.2% of average shares on issue or annual turnover of around 115% of total average issued capital. Since the announcement of the Revised Proposal on 8 October 2007, average weekly volumes have represented approximately 2.16% of average shares on issue (to 19 October 2007).

Symbion is a member of various indices including the S&P/ASX 200 Healthcare & Equipment Index, the S&P/ASX 100 Index and the S&P/ASX 200 Index. At 19 October 2007 its weighting in these indices was approximately 13.89%, 0.21% and 0.19% respectively.

The following graph illustrates the performance of Symbion shares since January 2006 relative to the S&P/ASX 200 Healthcare & Equipment Index and the S&P/ASX 200 Index:


Symbion vs S&P/ASX 200 Index vs S&P/ASX 200
Healthcare & Equipment Index Common Base
(1 January 2006 to 19 October 2007)
140
130
120
110
100
90
80
70
Jan 06
Apr 06
Jul 06
Oct 06
Jan 07
Apr 07
Jul 07
Oct 07
Symbion confirms discussion to acquire Primary's pathology business
Primary becomes substantial shareholder & announces a proposal to acquire Symbion
Original Proposal received from Healthscope
Symbion receives Revised Proposal from Healthscope
Symbion 2006 AGM
Joint announcement by Symbion & Healthscope on Proposal
Symbion
S&P / ASX 200 Index
S&P / ASX 200 Healthcare Index

Source: IRESS

Prior to the Original Proposal by Healthscope in May 2007, Symbion had performed broadly in line with the S&P/ASX200 Healthcare and Equipment Index. Whilst Symbion underperformed in October and November 2006, it recovered and outperformed in January 2007 following notice of Primary Health Care's substantial interest and proposal. However, following Symbion's rejection of Primary Health Care's proposal in late January and February 2007, the share price retreated. Following receipt of the Original Proposal from Healthscope in May 2007, Symbion has significantly outperformed the S&P/ASX200 Healthcare and Equipment Index.

Since January 2006, compared to the broader S&P/ASX200 Index, both Symbion and the S&P/ASX200 Healthcare and Equipment Index have underperformed, primarily as a result of the superior performance of the Australian resources sector.



6 Profile of Symbion's Diagnostics Business

6.1 Background

Under the Diagnostics Proposal, it is intended that Symbion's Diagnostics Business will be acquired by Healthscope. The Diagnostics Business comprises Symbion's pathology, medical centres and diagnostic imaging businesses as illustrated in the following diagram:


Symbion Diagnostics Business
Symbion
Diagnostic Imaging
Pathology
Medical Centres

Source: Symbion

The pathology business is the largest contributor to the sales and earnings of the Diagnostics Business, generating 67.7% of revenue and EBITDA for the financial year ended 30 June 2007:


Diagnostics Business – Revenue by Business
(Year ended 30 June 2007)
Diagnostic Imaging 32.3%
Pathology & Medical Centres 67.7%
Diagnostics Business – EBITDA by Business
(Year ended 30 June 2007)
Diagnostic Imaging 32.3%
Pathology & Medical Centres 67.7%

Source: Symbion 2007 Annual Report



6.2 Principal Business Activities

6.2.1 Pathology/Medical Centres

Pathology

Symbion's pathology business is Australia's second largest private pathology group by revenue with more than 180 pathologists and 6,000 scientists, collection and support staff. The business performs more than 10.5 million patient episodes annually in approximately 85 laboratories and 670 collection centres. It operates across all States and Territories, except for Tasmania and South Australia. The pathology business operates under four regional brands:

- **Dorevitch Pathology: Victoria**

  Dorevitch Pathology was established by Dr Abe Dorevitch in 1970, and was acquired by Mayne in 1996. The business was merged with Trezise Pathology and CDS Pathology in 1996 and acquired Gippsland Pathology in 2003.

- **Symbion Laverty Pathology: New South Wales and the ACT**

  Symbion Laverty Pathology has evolved through the acquisition of pathology practices:

  - Sugerman Pathology in 1995;
  - Hampson Pathology in 1996;
  - Macquarie Pathology in 1998;
  - Dr Colin Laverty and Associates in 1998; and
  - Mansfield Pathology in 2006;

- **QML Pathology: Queensland**

  QML Pathology commenced operations in the 1920s, and was amalgamated under the QML name in 1974. Mayne acquired QML Pathology in 2002.

- **Western Diagnostic Pathology: Western Australia and the Northern Territory.**

  Western Diagnostic Pathology was established in 1972, and was acquired by Mayne in 1995.

Symbion's pathology business is the number one provider by revenue in Queensland, Western Australia, the Northern Territory and Victoria and has an estimated 31% share of the national private pathology market.

The pathology business has a diversified referral base including public and private hospitals, specialist, GPs, clinical trials and veterinary. However, more than half of referrals are from GPs:




Symbion Pathology - Referral Base
(As at April 2007)
Specialists
18%
Hospitals
12.0%
Other
5%
GPs
65%

Source: Symbion

Patients are referred to collection centres or, alternatively, GPs collect samples. Symbion's network of couriers collects pathology samples from Symbion collection centres and medical centres of collecting GPs. Symbion operates a fleet of vehicles and employs couriers. Samples are then processed at Symbion's network of laboratories located in each State. Some processing is also conducted at Symbion's smaller laboratories located in regional areas and hospitals. Symbion also has commercial contracts, runs clinical trials and undertakes some veterinary pathology.

The pathology business has achieved consistent growth in recent years through the achievement of market share gains through bolt-on acquisitions and organic growth. Symbion employed a new experienced management team for the pathology business in the 2006 financial year. In this period, the pathology business continued to expand with a number of small acquisitions, including North Eastern Pathology in north eastern Victoria and Riverina Pathology in southern New South Wales. Pathology also expanded its non-Medicare revenue sources, acquiring VetPath, a veterinary pathology business based in Western Australia, and Australian Clinical Research Organisation, a clinical trials business based in Queensland.

Episode growth was achieved across all States, and organic growth was enhanced by the full year impact of the acquisition of Mansfield Pathology, acquired in January 2006, and part period contributions from bolt-on acquisitions completed during 2007.

EBITDA margins increased primarily as the pathology business focused on increasing the efficiency of existing operations through increased automation, workflow analysis and best practice benchmarking and implementation. In addition, the efficiencies from a new QML laboratory in Queensland, which opened in April 2006, were realised during 2007.

In the 2008 financial year, the pathology business will continue to focus on organic growth, supplemented by bolt-on acquisitions. A number of initiatives are in place with the objective of achieving cost efficiencies. These include further benchmarking to industry and developing closer relationships with key suppliers.

In the medium term, the pathology business expects to generate further operational efficiencies and to continue to grow non-Medicare revenue sources. Domestic bolt-on acquisitions will be pursued in addition to expansion into overseas markets.



The business has moderate capital expenditure requirements with maintenance capital expenditure generally in line with depreciation and relatively low levels of expansion capital expenditure. Expansion capital largely consists of occasional capital requirements for new laboratories, supporting systems or the installation of equipment employing new technologies.

Medical Centres

Symbion's medical centres business was established in the 1990s through the aggregation of practitioner owned partnerships and small corporates. The medical centres business works with GPs to provide local communities with healthcare and family medicine. Over 460 GPs operate their practices in more than 50 Symbion medical centre facilities located in New South Wales, ACT, Victoria, Queensland and Western Australia. Symbion's medical centres generated approximately 2.1 million consultations for the financial year to 30 June 2007. Profitability tends to be greatest at larger practices.

Each Symbion medical centre operates as a standalone business with doctors engaging Symbion to provide them with consulting rooms and administrative support services. Symbion does not usually employ GPs directly but engages in contracts with GPs to provide a full service practice and facilities in return for a fixed proportion of the GPs' billing. This fee split is either renegotiated at the end of the contract term or GPs are engaged on open rolling agreements which generate less re-contracting risk to Symbion.

The medical centres are supported locally by State offices with corporate functions centralised at head office. Organic growth is driven by the number of GP consulting hours provided from Symbion centres. Retention and recruitment of GPs is important to maximise available consulting hours from centres. The Australian market for GPs is highly competitive due to a shortage of skilled physicians. Symbion is seeking to build its medical centres business by providing GPs with clinical autonomy. Whilst Symbion's contracts with its GPs do not (and cannot) require them to refer work to Symbion's pathology or diagnostic imaging businesses, the majority of medical centre pathology referrals are to Symbion's pathology business and a significant but lesser percentage of diagnostic imaging referrals are to Symbion's diagnostic imaging business.

Despite generating losses for a number of years following its formation, the medical centres business has been profitable since the 2004 financial year, partially as a result of Government initiatives that were introduced in 2004 and 2005 to support primary care services. However, the relatively unstructured and inconsistent acquisition strategy that had been employed during the business' formative years meant that the business had a mixed portfolio of centres and a number of the medical centres were sub-optimal. No further acquisitions were undertaken until the 2006 financial year.

During the 2007 financial year, the medical centres business commenced a transformation strategy to achieve greater economies of scale through the amalgamation of existing sites into larger centres. Smaller sized medical centres are generally less profitable than larger sites, as the larger sites are able to benefit from economies of scale and greater opportunities for sub-lease and other revenues.

The medical centres business made a number of acquisitions during the 2007 financial year including in Mont Albert (Vic), Marina (QLD), Banora (QLD), Trinity Beach (QLD), Boulder (WA), Karratha (WA), Wanniassa (NSW) and Parramatta Central (NSW). However, there was an increase in costs due to an increase in the fee split percentage payable to GPs, as a result of less favourable contract renewals.

In the 2008 financial year, revenue growth is expected to be driven by organic growth and the full year contribution of acquisitions undertaken in the 2007 financial year. The restructuring of the portfolio to larger practices will continue, with the aim of maximising economies of scale. The medical centres business will continue to consider further acquisitions of medical centres to enhance its portfolio.



The existing medical centres business typically has low capital expenditure requirements. However, the medical centres business has been required to fund acquisitions undertaken in the 2007 financial year, and is expected to require additional funding for acquisitions in the future.

Financial Performance

Symbion's pathology and medical centres businesses are consolidated for financial reporting purposes. The historical financial results of the pathology and medical centres businesses are summarised in the table below:

Pathology & Medical Centres – Financial Performance ($ millions)			
	Year ended 30 June		
	2005 actual	**2006 actual**	**2007 actual**
Revenue	569.1	611.3	648.2
EBITDA	95.2	103.7	115.3
EBITDA margin (%)	*16.7%*	*17.0%*	*17.8%*
EBIT	81.5	89.2	100.3
EBIT margin (%)	*14.3%*	*14.6%*	*15.5%*

Source: Symbion Annual Reports

6.2.2 Diagnostic Imaging

Symbion's diagnostic imaging business operates Australia's third largest diagnostic imaging network by revenue. Symbion operates more than 130 imaging sites, including centres at 41 hospital sites in New South Wales, Queensland and Victoria. It performs more than 2.2 million diagnostic examinations annually and employs more than 950 radiographers and other technical staff. Symbion currently offers all diagnostic imaging modalities with the exception of P.E.T. scanning.

The diagnostic imaging business has a well developed and diversified referral base, with referrals coming from general practitioners and specialists (56%), private hospitals (36%) and public hospital contracts (8%). Whilst specialists provide the majority of referrals to imaging centres, GPs are becoming an increasingly important source of referrals. Symbion seeks to maintain strong relationships with GPs and specialists. Demand for diagnostic imaging services continues to be stimulated by the movement away from invasive exploratory surgery towards the use of modalities such as MRI and CT scanning for certain diagnoses. Symbion is increasingly focussing its diagnostic imaging business on these higher modalities, which are relatively capital intensive, subject to less competition from privately owned diagnostic imaging practices, and have the potential to deliver higher returns than services based on "low-tech" modalities.

Symbion's diagnostic imaging business derives just under 50% of its revenue from Medicare, with the remainder coming largely from private billings and the Department of Veterans Affairs. The funding agreement with the Federal Government caps growth in Government payments for imaging services at 5% per annum until 2008.

Diagnostic imaging centres generally operate in public and private hospitals, and on a standalone basis. They require a highly technical and skilled employee base. Diagnostic imaging is principally undertaken by radiologists and nuclear medicine physicians, who are medical specialists. Regulations govern the operation of imaging sites (including the requirement for a radiologist on site) and the services and amount that can be billed under Medicare. Imaging specialists significantly influence all aspects of the business including winning new work from referring doctors. There is significant demand for imaging specialists across Australia. Technological developments within the diagnostic imaging industry are accelerating, with particular emphasis on CT and MRI.

Symbion has an estimated 18% share of the diagnostic imaging market in Australia excluding public hospitals, which provide a significant proportion of imaging services. Symbion is the number two provider of diagnostic services by revenue in Victoria, Queensland and New South Wales, but number three overall.

The historical financial results of the diagnostic imaging business are summarised in the table below:

Diagnostic Imaging – Financial Performance ($ millions)			
	Year ended 30 June		
	2005 actual	2006 actual	2007 actual
Revenue	287.2	298.4	309.6
EBITDA	53.0	52.4	55.1
EBITDA margin (%)	*18.5%*	*17.6%*	*17.8%*
EBIT	30.8	29.1	30.3
EBIT margin (%)	*10.7%*	*9.8%*	*9.8%*

Source: Symbion

Prior to the 2007 financial year, the diagnostics business experienced frequent management changes, resulting in a lack of strategic focus and direction. The business also had limited cost controls and capital management processes, and faced ongoing margin pressure. The financial performance of the business declined as a result.

In the 2006 financial year, a new management team was introduced to the business. The new team introduced a number of initiatives to improve performance. The initiatives included a review of the portfolio of imaging centres and subsequent rationalisation of underperforming sites. A focused capital program was introduced that was aligned with the strategic direction of the business, along with a renewed cost focus. Initiatives to improve the relationship with imaging specialists were implemented, including revised incentive arrangements to attract and retain imaging specialists and to reward productivity and improved financial outcomes. Management commenced transforming the business to a "hub and spoke" model involving large central hub sites co-located with hospitals and comprehensive feeder suburban sites supported by some small non radiologist feeder sites. This transformation process involves considerable site consolidation and rationalisation.

The diagnostic imaging business achieved revenue growth of 4% and EBITDA growth of 5% during the 2007 financial year, in challenging industry conditions. Revenue growth was driven by an increase in average fees due to private billing initiatives and improved modality mix, which was in part offset by increases in radiologist salaries as contracts were renewed. During the year, the business also undertook peer group benchmarking and the consolidation or closure of six underperforming sites. The business continued to invest in technology including the acquisition of new 3T MRI scanners in New South Wales and Queensland and the acquisition of 64 slice CT scanners for its premier imaging centres.

In the 2008 financial year, the diagnostic imaging business will progress its transformation to a hub and spoke model, including the potential closure of further underperforming sites. The focus on private billing initiatives and higher modality examinations will continue. The diagnostic imaging business will take a proactive approach to the renewal of radiologist contracts expiring during the 2008 financial year.

The capital expenditure requirements of the diagnostic imaging business are significant due to ongoing technological change and the expensive nature of imaging equipment. Maintenance capital expenditure is generally in line with depreciation.

6.3 Pro Forma Financial Performance

The actual financial performance of the Diagnostics Business for the 2006 and 2007 financial years, and the pro forma financial performance for the 2007 financial year, are summarised below:

Diagnostics Business – Pro forma Financial Performance[21] ($ millions)				
	Year ended 30 June			
	2006 actual AIFRS	2007[22] actual AIFRS	2007 pro forma adjustments	2007 pro forma
Total Revenue	909.7	957.8	-	957.9
EBITDA[23]	156.1	170.4	(9.2)	161.2
Depreciation and amortisation	(37.9)	(39.8)	(3.1)	(42.9)
EBIT[24]	118.2	130.6	(12.3)	118.3
Net interest expense	(1.4)	(1.2)	(29.9)	(31.1)
Profit before tax	116.8	129.4	(42.2)	87.2
Income tax	(36.0)	(35.3)	9.2	(26.1)
Profit after tax (before non-recurring items)	80.8	94.1	(33.0)	61.1
Statistics				
Total revenue growth (%)	*n.a.*	*5.3%*	-	*0.0%*
EBITDA growth (%)	*n.a.*	*9.2%*	-	*-5.4%*
EBIT growth (%)	*n.a.*	*10.4%*	-	*-9.4%*
EBITDA margin (%)	*17.2%*	*17.8%*	-	*16.8%*
EBIT margin (%)	*13.0%*	*13.6%*	-	*12.3%*
Interest cover (x)[25]	*80x*	*110x*	-	*4x*

Source: Explanatory Memorandum

In the 2007 financial year, the Diagnostics Business increased revenue, EBITDA margins and EBITDA in each of its pathology, medical centres and imaging businesses. In particular, the pathology and medical centres businesses increased their combined EBITDA margin by 0.8%.

The pro forma financial performance for 2007 reflects the performance of the businesses to be acquired by Healthscope. The pro forma adjustments to the 2007 financial year accounts include:

- an increase in borrowing costs of $29.9 million, on the basis that the Symbion corporate interest expense is primarily allocated to the Diagnostics Business;
- a reduction in EBITDA of $9.2 million, reflecting an allocation of Symbion corporate costs to the Diagnostics Business;
- an increase in depreciation and amortisation expense of $3.1 million in relation to Symbion corporate assets that have been allocated to the Diagnostics Business; and
- a reduction of $9.2 million in income tax expense on the basis of 30% income tax on the pro forma earnings adjustments.

[21] Includes pathology, diagnostic imaging and medical centres.

[22] 2006 and 2007 financial year figures are restated to exclude operations discontinued in 2006 and 2007.

[23] EBITDA is earnings before net interest, tax, depreciation, amortisation and significant and non-recurring items.

[24] EBIT is earnings before net interest, tax and significant items and non-recurring items.

[25] Interest cover is EBIT divided by net interest.

6.4 Pro Forma Financial Position

The financial position of the Diagnostics Business as at 30 June 2006 and 30 June 2007, and the pro forma financial position as at 30 June 2007, are summarised below:

Diagnostics Business - Financial Position ($ millions)[26]				
	As at 30 June			
	2006 actual	2007 actual	Pro forma adjustments	2007 Pro forma
Inventories	13.6	14.3	-	14.3
Trade and other payables	(66.9)	(61.7)	(27.7)	(89.5)
Trade and other receivables	75.5	85.4	15.7	101.3
Net working capital	**22.2**	**38.0**	**(12.0)**	**26.1**
Property, plant and equipment	176.3	173.9	(1.8)	172.2
Intangible assets	770.3	812.4	10.6	823.0
Provisions	(95.5)	(87.7)	(51.6)	(139.3)
Net other assets/(liabilities)	54.2	40.0	(11.6)	28.2
Total funds employed	**927.5**	**976.6**	**(66.4)**	**910.2**
Cash and cash equivalents	-	-	196.7	196.7
Net borrowings	(5.7)	(4.5)	(595.0)	(599.5)
Net assets	**921.8**	**972.1**	**(464.7)**	**507.4**
Statistics				
Shares on issue at period end (million)	*643.4*	*647.1*		*647.1*
Net assets per share ($)	*$1.43*	*$1.50*		*$0.78*
NTA per share ($)[27]	*$0.24*	*$0.25*		*$(0.49)*
Gearing[28]	*0.6%*	*0.5%*		*65.95%*

Source: Explanatory Memorandum

The following is noted in relation to the Diagnostic Business' actual financial position as at 30 June 2007:

- property, plant and equipment decreased by $2.3 million relative to the prior year, principally because depreciation for the diagnostic imaging business exceeded capital expenditure;
- in line with sales growth, trade and other receivables increased by $10.3 million. However, trade and other payables decreased during the period due to changes in the timing of payables; and
- the increase in intangibles reflects additional goodwill arising from acquisitions by the pathology and medical centre businesses during the period.

The pro forma adjustments to the statement of financial position as at 30 June 2007 include:

- intangible assets increase by $10.6 million, primarily due to the inclusion of assets allocated to the corporate function of Symbion that will transfer to Healthscope, including IT equipment and software applications;
- other assets increase by $12.8 million, predominantly due to the inclusion of deferred tax balances associated with the liabilities transferring to Healthscope;

[26] Includes pathology, imaging and medical centres.

[27] NTA is net tangible assets, which is calculated as net assets less intangible assets.

[28] Gearing is net borrowings divided by net assets plus net borrowings.



- trade and other payables increase by $27.7 million. This relates to the trade creditors and trading accruals of the Symbion corporate function;
- provisions increase by $51.6 million. These relate to unallocated Symbion liabilities that will be assumed by Healthscope. They include provisions relating to the Diagnostics Proposal, medical malpractice claims, management incentive accruals and various trading accruals relating to the corporate function;
- other liabilities increase by $24.4 million. This increase relates to tax balances of Symbion that were disclosed as unallocated; and
- the recapitalisation adjustments that will be made upon implementation of the Diagnostics Proposal with the effect of increasing net debt by $398.3 million.

6.5 Pro Forma Cash Flow

The actual cash flows of the Diagnostics Business for the years ended 30 June 2006 and 30 June 2007, and the pro forma cash flows for the year to 30 June 2007, are summarised below:

Diagnostics Business – Pro forma Cash Flows[29] ($ millions)

	Year ended 30 June			
	2006 actual AIFRS	2007[30] actual AIFRS	2007 pro forma adjustments	2007 pro forma
EBITDA	**156.1**	**170.4**	**(9.2)**	**161.2**
Changes in working capital and other adjustments	16.4	(27.6)	(1.8)	(29.3)
Operating cash flow	**172.5**	**142.8**	**(11.0)**	**131.9**
Tax paid	-	-	(26.2)	(26.2)
Net interest paid	(0.8)	(0.2)	(30.8)	(31.1)
Capital expenditure	(52.7)	(30.9)	(2.1)	(32.9)
Acquisitions (net of cash)	(32.3)	(46.3)	(3.5)	(49.9)
Dividends paid	(3.7)	(3.6)	-	(3.6)
Net cash generated from operating and investing activities	**83.0**	**61.8**	**(73.6)**	**(11.8)**

Source: Explanatory Memorandum

The Diagnostics Business has incurred relatively high levels of expenditure in recent years on business development and acquisitions. In particular:

- the pathology business incurred high levels of capital expenditure in the 2006 financial year, predominantly due to non-recurring capital expenditure relating to the new QML laboratory; and
- in the 2007 financial year, payments for acquisitions have included the Vetpath, Riverina, North Eastern and ACRO acquisitions for the pathology business and the acquisition of a number of medical centre practices.

Pro forma adjustments to the statement of cash flows for the 2007 financial year include the following:

- an increase in interest paid of $30.8 million, reflecting the allocation of most of Symbion's net interest expense to the Diagnostics Business;

[29] Includes pathology, diagnostic imaging and medical centres.

[30] 2006 and 2007 financial year figures are restated to exclude operations discontinued in 2006 and 2007.



- a reduction in EBITDA of $9.2 million, reflecting the allocation of previously unallocated Symbion costs;
- an increase in tax paid of $26.2 million, based on an assumption that tax paid equals income tax expense;
- an allocation of $2.1 million of Symbion corporate capital expenditure; and
- an allocation of $3.5 million of expenditure relating to previous divestments of the hospitals and logistics businesses of Symbion, such as workers compensation and other legal claims.



7 Profile of the Merged Group

7.1 Overview

The acquisition of the Diagnostics Business by Healthscope will result in the combination of the businesses of two of Australia's leading healthcare services providers. Healthscope's hospital and pathology operations will be combined with Symbion's pathology, medical centres and diagnostic imaging businesses to create a leading healthcare services business with established brands in all Australian States.

The acquisition of the Diagnostics Business will have a significant impact on the assets, liabilities and earnings of Healthscope. Healthscope (following the acquisition of the Diagnostics Business) is expected to:

- become one of Australia's largest healthcare companies listed on the ASX, with a market capitalisation of more than $2.9 billion (based on share prices at 19 October 2007);
- be included in the S&P/ASX 100 Index;
- on a pro forma basis, have revenue of $2.2 billion, EBITDA of over $416 million and EBIT of $334 million, based on earnings for the financial year ended 30 June 2007 (including synergies);
- hold the number one position in the Australian pathology industry with 984 collection centres and 151 laboratories;
- hold the number two position in the Australian private hospital industry with 46 facilities;
- have a significant diagnostic imaging business with 130 sites, making it the third largest in Australia; and
- have a significant medical centres business, with 54 medical centre sites engaging more than 470 GPs and 30 skin cancer clinics engaging approximately 85 GPs.

In addition, Healthscope will have a developing Asian pathology business through its existing businesses in Malaysia and Singapore, as well as a small pathology business in New Zealand.

Healthscope's intentions in relation to the Diagnostics Business and detailed information regarding the profile of Healthscope following the acquisition of the Diagnostics Business are set out in Section 9 of the Explanatory Memorandum.



7.2 Operations

If the Diagnostics Proposal is successful, Healthscope's business structure will be as follows:


Healthscope
Post-Diagnostics Proposal
Healthscope Shareholders
Symbion Shareholders
44-47%
53-56%
Healthscope
Pathology and Medical Centres
Hospitals
Diagnostics Imaging

Source: Healthscope

If the Diagnostics Proposal is successful, Healthscope proposes implementing a number of strategies, including:

- integrating Healthscope and the Diagnostics Business to present a unified healthcare network to customers, facilitating the capture of synergies;
- seeking to maintain and nurture its relationships with staff, clinical professionals and customers;
- pursuing growth opportunities both domestically and internationally; and
- maintaining and enhancing the leading brands of all businesses through co-ordinated marketing.

7.3 Board and Management

The Board of Healthscope will comprise the current Healthscope Directors. James Hall will be invited to join the Healthscope Board if both the Diagnotics Proposal and the IAC Proposal are successful. The current Healthscope Chairman, Mr Kevin McCann, will remain as Chairman.

The current Healthscope Managing Director, Mr Bruce Dixon, will remain as Managing Director. Certain members of the Symbion Diagnostics Business will be invited to join the Healthscope management team but the composition of the Healthscope management team will not be finalised until the implementation of the Diagnostics Proposal.

7.4 Pro Forma Capital Structure and Ownership

The number of Healthscope shares to be issued will be 266-302 million, depending on the Healthscope VWAP in the 10 trading days prior to the Symbion shareholder meeting to approve the Diagnostics Proposal. Following the issue of new Healthscope shares, the number of Healthscope shares on issue will be approximately 505-541 million, of which Symbion shareholders will hold approximately 53-56%.



In the event the Diagnostics Proposal is implemented, the major shareholders of the Merged Group will include:

Substantial Shareholders – Merged Group	266 million new shares issued		302 million new shares issued	
	Shares (m)	%	Shares (m)	%
Primary Health Care Limited	52.9	10.5%	60.1	11.1%
Perpetual Limited	29.0	5.7%	29.0	5.3%
Schroders Investment Management Australia Limited	23.0	4.6%	26.1	4.8%

Source: Healthscope and Symbion

7.5 Financial Impact of the Acquisition

Healthscope has estimated that the acquisition of the Diagnostics Business will increase pro forma revenue from $1.2 billion to $2.2 billion and EBITDA from $178 million to $339 million, for the financial year ended 30 June 2007 (excluding synergies).

The composition of EBIT of Healthscope before and after the acquisition of the Diagnostics Business is illustrated in the charts below:


Healthscope 2007 Financial Year EBITDA (pre Diagnostics Proposal)
Pathology 23%
Hospitals 77%
Healthscope pro forma 2007 Financial Year EBITDA (post Diagnostics Proposal)
Pathology & Medical Centres 45%
Hospitals 40%
Diagnostic Imaging 15%

Source: Healthscope

Healthscope has stated that it has corporate debt facilities in place to fund the assumption of debt in the Diagnostics Business. It has also indicated that final debt levels associated from the transaction are subject to a range of potential capital management alternatives.

The debt funding for the Diagnostics Proposal and the indicative net debt of Healthscope following its implementation is summarised below:

Diagnostics Proposal – Debt Funding ($ millions)	
Diagnostics Business pro forma net debt	914.4
Transaction costs	(52.3)
Total Acquisition Net Debt	**966.7**
Healthscope net debt at 30 June 2007	554.7
Healthscope Indicative Net Debt	**1,521.4**

Source: Healthscope



7.6 Pro Forma Financial Information

Healthscope has provided unaudited historical pro forma financial information for the Merged Group for illustrative purposes. Healthscope has not provided any forecast information in relation to the expected financial performance and position of the Merged Group.

The unaudited pro forma financial performance of Healthscope for the year ended 30 June 2007 is summarised below:

Healthscope (post Diagnostics Proposal) - Financial Performance ($ millions)				
	Year ended 30 June 2007			
	Healthscope (pre Diagnostics Proposal)	**Diagnostics Business**	**Pro forma Adjustments**	**Merged Group Pro forma**
Revenue	1,224.2	957.9	-	2,182.0
EBITDA before non-recurring items	**177.6**	**161.2**	-	**338.8**
Depreciation and amortisation	(35.3)	(42.9)	-	(78.2)
EBIT before non-recurring items	**142.3**	**118.3**	-	**260.6**
Net interest expense	(44.7)	(31.1)	(44.6)	(120.3)
Profit before tax and non-recurring items	**97.6**	**87.2**	**(44.6)**	**140.3**
Income tax expense	(29.0)	(26.2)	13.9	(41.3)
Profit after tax before non-recurring items	**68.7**	**61.1**	**(30.7)**	**99.0**
Statistics				
Basic earnings per share(¢) – high[11]	*28.9*			*18.3*
Basic earnings per share(¢) – low[11]	*28.9*			*19.7*
Year end shares on issue – high	237.7		302.0	539.7
Year end shares on issue – low	237.7		266.0	503.7

Source: Healthscope Explanatory Memorandum
Note: Numbers may not add due to rounding

The following should be noted in relation to the unaudited pro forma financial performance of Healthscope for the year ended 30 June 2007:

- the pro forma financial information assumes that Healthscope had acquired the Diagnostics Business as at 1 July 2006;
- the $44.6 million adjustment to interest expense relates to the interest associated with the additional debt required to refinance the existing debt of the Diagnostics Business. The interest expense assumes an interest rate of 8.1% on the incremental debt of the Merged Group;
- the $13.9 million adjustment to income tax expense reflects the tax benefit associated with the increase in interest expense; and
- the 266-302 million adjustment to shares on issue reflects the scrip consideration offered under the Diagnostics Proposal.

Implementation of the Diagnostics Proposal is expected to result in the realisation of cost synergies totalling approximately $77 million, primarily in relation to the pathology businesses and the corporate function. The synergies are expected to be progressively realised over the three years ending 30 June 2010, with 7% to be realised in the 2008 financial year, 77% in the 2009 financial year and 100% in the 2010 financial year. In addition, Healthscope expects that significant revenue synergies will be available. However, these have not been publicly quantified by Healthscope and are not taken into account in this analysis. The following table shows the pro forma statement of financial performance for the Merged Group for the year ended 30 June 2007, including the full amount of the expected cost synergies:

[11] Basic earnings per share calculated based on profit after tax before significant items and year end shares on issue.



Healthscope (post Diagnostics Proposal) - Financial Performance ($ millions)			
	Year ended 30 June 2007		
	Merged Group Pro forma	**Synergies**	**Merged Group Including Synergies Pro forma**
Revenue	2,182.0	-	2,182.0
EBITDA before non-recurring items	**338.8**	**77.0**	**415.8**
Depreciation and amortisation	(78.2)	(4.0)	(82.2)
EBIT before non-recurring items	**260.6**	**73.0**	**333.6**
Net interest expense	(120.3)	-	(120.3)
Profit before tax and non-recurring items	**140.3**	73.0	**213.3**
Income tax expense	(41.3)	(21.9)	(63.2)
Profit after tax before non-recurring items	**99.0**	**51.1**	**150.1**
Statistics			
Basic earnings per share(¢) – high[12]	*18.3*		*27.8*
Basic earnings per share(¢) – low[12]	*19.7*		*29.8*
Year end shares on issue – high	539.7		539.7
Year end shares on issue – low	503.7		503.7

Source: Healthscope Explanatory Memorandum

The pro forma statement of financial performance for the 2007 financial year, including synergies, includes the following adjustments:

- non-recurring costs associated with the realisation of the synergies have been excluded; and
- the income tax expense has been increased to reflect the impact of the synergies.

Healthscope has indicated that it expects that the Diagnostics Proposal will become earnings per share ("EPS") accretive in the 2010 financial year.

[12] Basic earnings per share calculated based on profit after tax before significant items and year end shares on issue.

The unaudited pro forma financial position of Healthscope for the year ended 30 June 2007 is summarised below:

Healthscope (post Diagnostics Proposal) - Financial Position ($ millions)				
	30 June 2007			
	Healthscope (pre Diagnostics Proposal) Pro forma	Diagnostics Business	Acquisition Adjustments	Merged Group Pro forma
Trade and other receivables	83.9	101.2	-	185.1
Inventories	31.2	14.3	-	45.4
Trade and other payables	(128.3)	(89.5)	-	(217.8)
Net working capital	**(13.3)**	**26.1**	**-**	**12.8**
Property, plant and equipment	659.6	172.2	-	831.8
Intangible assets	794.0	823.0	1,657.1	3,274.1
Provisions	(85.7)	(139.3)	21.3	(203.7)
Net other assets/(liabilities)	6.6	28.2	(19.5)	15.3
Total funds employed	**1,361.2**	**910.2**	**1,658.9**	**3,930.3**
Cash and cash equivalents	2.4	154.4	(154.4)	2.4
Borrowings	(557.2)	(599.5)	(367.1)	(1,523.8)
Net borrowings	**(554.7)**	**(445.1)**	**(521.6)**	**(1,521.4)**
Net assets	**806.5**	**465.1**	**1,137.4**	**2,408.8**
Outside equity interests	-	3.9	-	3.9
Equity attributable to shareholders of the Merged Group	**806.5**	**465.1**	**1,137.4**	**2,408.8**

Source: Healthscope Explanatory Memorandum
Note: Numbers may not add due to rounding

The pro forma statement of financial position assumes that the acquisition of the Diagnostics Business by Healthscope is effective as at 30 June 2007. The acquisition accounting assumes a Healthscope VWAP of $5.60 and an exchange ratio of 0.4393 Healthscope shares for each Symbion share, and that 649,630,030 Symbion shares are on issue at the date of acquisition. The following comments are made in relation to the pro forma statement of financial position of the Merged Group as at 30 June 2007:

- the book value of the Diagnostics Business' assets and liabilities as at 30 June 2007 is assumed to equal their fair value at the date of acquisition (with the exception of contingent liabilities noted below);
- the contingent liabilities of the Diagnostics Business as at 30 June 2007 have been adjusted where applicable. However, it is intended that a review of the fair value of assets and liabilities of the Diagnostics Business will be undertaken post acquisition, which may give rise to changes in the actual amortisation charges;
- it is assumed that the tax base of certain assets of the Diagnostics Business will be reduced on entry into the Healthscope tax consolidated group. Any impact of such adjustment on the measurement of deferred tax on acquisition will have an equal and opposite impact on goodwill;
- it is assumed that the deferred tax assets associated with carried forward tax losses will not meet the same business or ownership tests and therefore they have not been recognised as an asset in the statement of financial position of the Merged Group. Revenue tax losses recognised in the accounts of Symbion as deferred tax assets are expected to be fully utilised during the 2007 financial year;



- all transaction costs incurred by Healthscope associated with the transaction have been assumed to have been paid out of debt;

- the transaction costs incurred by Healthscope, apart from debt facility costs, have been capitalised as intangible assets in the pro forma consolidated balance sheet of the Merged Group. The debt facility costs have been allocated against debt and will be amortised over the term of the facility;

- the impact of the Symbion final dividend in respect of the 2007 financial year has been recognised as an adjustment to the net debt acquired by the Merged Group at completion; and

- for the purposes of the Merged Group pro forma balance sheet, the Diagnostics Business balance sheet has been adjusted as a consequence of a modification of the Symbion balance sheet by Healthscope to reclassify debtors associated with the pharmacy securitisation program. The adjustment increases the non-securitised trade debtors and decreases cash and cash equivalents by $42.3 million.

The unaudited pro forma cash flow of Healthscope for the year ended 30 June 2007 is summarised below:

Healthscope (post acquisition) - Cash Flow ($ millions)

	30 June 2007					
	Healthscope (pre acquisition) Pro forma	**Diagnostics Business**	**Pro forma Adjustments**	**Healthscope (post acquisition) Pro forma**	**Synergies**	**Pro forma Merged Group including synergies**
EBITDA before non-recurring items	**177.6**	**161.2**	-	**338.8**	**77.0**	**415.8**
Working capital and other adjustments	(7.7)	(29.4)	-	(37.1)	-	(37.1)
Cash generated from operations	**169.9**	**131.9**	-	**301.8**	**77.0**	**378.8**
Interest paid	(43.3)	(31.1)	(42.9)	(117.3)	-	(117.3)
Tax paid	(18.0)	(26.2)	12.9	(31.3)	(21.9)	(53.2)
Capital expenditure	(52.3)	(32.9)	-	(85.3)	-	(85.3)
(Acquisitions)/divestments	(69.9)	(49.8)	-	(119.8)	-	(119.8)
Greenfield developments	(35.0)	-	-	(35.0)	-	(35.0)
Dividends paid to minority shareholders	-	(3.6)	-	(3.6)	-	(3.6)
Net proceeds from borrowings	52.0	-	-	52.0	-	52.0
Proceeds from shares issued	26.6	-	-	26.6	-	26.6
Net cash inflow/(outflow) before non-recurring items	**29.9**	**(11.8)**	**(30.0)**	**(11.9)**	**55.1**	**43.2**

Source: Healthscope Explanatory Memorandum
Note: Numbers may not add due to rounding

The pro forma cash flow statement assumes the Diagnostics Proposal was implemented on 1 July 2006. The following comments are made in relation to the pro forma cash flow statement for the Merged Group for the year ended 30 June 2007:

- the synergies are the expected full year synergies for the 2010 financial year. The synergies are expected to be realised progressively over the three years ending 30 June 2010;

- no adjustment has been made for the impact of the divestments required to be undertaken by the ACCC;



- the pro forma interest expense is based on an interest rate of 8.1% which has been applied to the incremental debt of the Merged Group at completion and after transaction costs; and
- all transaction costs associated with the Diagnostics Proposal and the non-recurring implementation costs associated with the realisation of synergies have been excluded.

7.7 Dividends

Over the past five years, Healthscope has paid fully franked dividends to its shareholders. In the 2007 financial year, Healthscope's dividend payout ratio was 49%, a decrease from the 58% ratio in the 2006 financial year.

In the event that the Diagnostics Proposal is implemented, Healthscope will continue to assess the level of dividend payments in light of the prevailing circumstances at the relevant times, including by reference to the level of profits that are available for distribution and the capital needs of the Merged Group.

Assuming the Diagnostics Proposal is completed before the record date for any Healthscope interim dividend in respect of the half year ending 31 December 2007, the Healthscope shares issued to Symbion and distributed to Symbion shareholders in connection with the Diagnostics Proposal will be entitled to such a dividend. In this regard, Healthscope has agreed that the ex-date and record date for such an interim dividend will occur after 28 February 2008 (being the deadline under the Diagnostics Proposal implementation deed for completion of the Diagnostics Proposal to occur).



8 Valuation Analysis

8.1 Overview

The valuation analysis of the Diagnostics Proposal involves a comparison of:

- the value to Healthscope of the Diagnostics Business; and
- the cost at which the Diagnostics Business is to be acquired.

8.2 Value to Healthscope of the Diagnostics Business

8.2.1 Approach

Generally, the value of a business is defined as the maximum price that could be realised in an open market over a reasonable period of time assuming that potential buyers have full information. This approach normally involves, implicitly or explicitly, an assessment of the likely synergies available to potential acquirers of a target company or business and a judgement as to the likely amount that a potential purchaser would be prepared to pay for those synergies. To the extent synergies are unique to a particular acquirer ("special synergies"), it is normal valuation practice to exclude such synergies, in part or in full, in determining fair value. Only those synergies that are achievable by more than one party are generally included in the assessment of value. The objective of this valuation framework is to estimate the highest price that could be realised for a business, asset or company through a competitive sale process; it is effectively framed to provide evidence as to whether a vendor (or vendor shareholders) are realising full value.

However, this traditional valuation approach is not relevant for the purpose of estimating the value to Healthscope of the Diagnostics Business. Healthscope will receive 100% of the benefits of all synergies realised, and the distinction between special synergies and those generally available to a number of purchasers is not useful. Accordingly, estimation of the value to Healthscope needs to reflect all the expected synergies (having regard to implementation costs and risks); that is, all benefits including any special benefits available to Healthscope should be included in the analysis.

Healthscope expects to realise $77 million of cost synergies through the Diagnostics Proposal, primarily through cost reductions realised through combining Symbion's pathology business with its existing pathology business and through corporate cost savings. In addition, Healthscope expects to realise significant revenue synergies. These synergies underpin the rationale for the transaction. Grant Samuel's estimate of the value to Healthscope of the Diagnostics Business reflects the earnings of the Diagnostics Business on a standalone basis and, on a risk adjusted basis, the synergies that Healthscope expects will be realised through the integration of the Diagnostics Business into Healthscope's existing operations.

8.2.2 Valuation Summary

Grant Samuel has estimated that the value to Healthscope of the Diagnostics Business is in the range $2.8-3.1 billion. The estimate is summarised below:

Diagnostics Business - Estimated Enterprise Value to Healthscope ($ millions)	Valuation Range	
	Low	High
Value of business operations	2,800	3,100
Net third party interests	(37)	(47)
Estimated enterprise value	**2,763**	**3,053**

The value attributed to the operating business of $2.8-3.1 billion is an overall judgement having regard to a number of valuation methodologies. It takes into account both indicative discounted cash flow analysis and evidence as to value based on capitalisation of earnings (multiples of EBITDA, EBIT and net profit after tax).

Given the range of uncertainties inherent in estimating the value to Healthscope of the Diagnostics Business, Grant Samuel has rounded the estimated value to $2.8-3.1 billion.

The estimated equity value of the Diagnostics Business reflects the net debt of Symbion to be assumed by the Diagnostics Business, as set out in the following table:

Diagnostics Business - Estimated Equity Value to Healthscope ($ millions)		
	Valuation Range	
	Low	High
Enterprise value	2,763	3,053
Net debt	(914)	(914)
Estimated equity value	**1,848**	**2,138**

8.3 Methodology

8.3.1 Overview

There are four primary valuation methodologies that are commonly used for valuing businesses:

- capitalisation of earnings or cash flows;
- discounting of projected cash flows;
- industry rules of thumb; and
- estimation of the aggregate proceeds from an orderly realisation of assets.

Each of these valuation methodologies has application in different circumstances.

8.3.2 Capitalisation of Earnings or Cash Flows

Capitalisation of earnings or cash flows is the most commonly used method for valuation of industrial businesses. This methodology is most appropriate for industrial businesses with a substantial operating history and a consistent earnings trend that is sufficiently stable to be indicative of ongoing earnings potential. This methodology involves capitalising the earnings or cash flows of a business at a multiple that reflects the risks of the business and the stream of income that it generates. These multiples can be applied to a number of different earnings or cash flow measures including EBITDA, EBIT or net profit after tax. These are referred to respectively as EBITDA multiples, EBIT multiples and price earnings multiples. Price earnings multiples are commonly used in the context of the sharemarket. EBITDA and EBIT multiples are more commonly used in valuing whole businesses for acquisition purposes where gearing is in the control of the acquirer but are also used extensively in sharemarket analysis.

Application of this valuation methodology involves:

- estimation of earnings or cash flow levels that a purchaser would utilise for valuation purposes having regard to historical and forecast operating results, non-recurring items of income and expenditure and known factors likely to impact on operating performance; and



- consideration of an appropriate capitalisation multiple having regard to the market rating of comparable businesses, the extent and nature of competition, the time period of earnings used, the quality of earnings, growth prospects and relative business risk.

Determination of the appropriate earnings multiple is usually the most judgemental element of a valuation. Definitive or even indicative offers for a particular asset or business can provide the most reliable support for selection of an appropriate earnings multiple. In the absence of meaningful offers it is necessary to infer the appropriate multiple from other evidence.

A pattern may emerge from transactions involving similar businesses with sales typically taking place at prices corresponding to earnings multiples within a particular range. This range will generally reflect the growth prospects and risks of those businesses. Mature, low growth businesses will, in the absence of other factors, attract lower multiples than those businesses with potential for significant growth in earnings.

An alternative approach in valuing businesses is to review the multiples at which shares in listed companies in the same industry sector trade on the sharemarket. This gives an indication of the price levels at which portfolio investors are prepared to invest in these businesses. Share prices reflect trades in small parcels of shares (portfolio interests) rather than whole companies and it is necessary to adjust for this factor. To convert sharemarket data to meaningful information on the valuation of companies as a whole, it is market practice to add a "premium for control" to allow for the premium which is normally paid to obtain control through a takeover offer. This premium is typically in the range 20-35% (although in some circumstances it may be minimal or even zero).

Application of the capitalisation of earnings methodology in the current circumstance is not straightforward. Comparable trading and transaction multiples represent evidence as to the prices that acquirers (of portfolio interests in shares or of companies) have been prepared to pay to acquire the relevant assets. The multiples provide no direct evidence as to the value to the acquirer (which is the relevant metric in the case of the Diagnostics Proposal). Depending upon the level of synergies and the competition for an asset, there could conceivably be substantial differences between prices paid and the value that acquirers expected to realise.

Accordingly, while Grant Samuel has had regard to capitalisation of earnings, through a review of the multiples of earnings implied by its estimate of the value to Healthscope of the Diagnostics Proposal, the assessment is necessarily judgemental.

8.3.3 Discounted Cash Flow

Discounting of projected cash flows has a strong theoretical basis. It is the most commonly used method for valuation in a number of industries, including resources, and for the valuation of start-up projects where earnings during the first few years can be negative but it is also widely used in the valuation of established industrial businesses. Discounted cash flow ("DCF") valuations involve calculating the net present value of projected cash flows. This methodology is able to explicitly capture the effect of a turnaround in the business, the ramp up to maturity or significant changes expected in capital expenditure patterns. The cash flows are discounted using a discount rate which reflects the risk associated with the cash flow stream.

Considerable judgement is required in estimating future cash flows and it is generally necessary to place great reliance on medium to long term projections prepared by management. The discount rate is also not an observable number and must be inferred from other data (usually only historical). None of this data is particularly reliable so estimates of the discount rate necessarily involve a substantial element of judgement. In addition, even where cash flow forecasts are available, the terminal or continuing value is usually a high proportion of value. Accordingly, the multiple used in assessing this terminal value becomes the critical determinant in the valuation (that is, it is a "de facto"



cash flow capitalisation valuation). The net present value is typically extremely sensitive to relatively small changes in underlying assumptions, few of which are capable of being predicted with accuracy, particularly beyond the first two or three years. The arbitrary assumptions that need to be made and the width of any value range mean the results are often not meaningful or reliable. Notwithstanding these limitations, discounted cash flow valuations are commonly used and can at least play a role in providing a check on alternative methodologies, not least because explicit and relatively detailed assumptions as to expected future performance need to be made.

The DCF approach is theoretically well suited to estimating the value to Healthscope of the Diagnostics Business, because it allows the explicit assessment of the synergies expected to be realised and of their associated costs. However, no detailed forecasts for the Diagnostics Business have been prepared by Symbion beyond the year ending 30 June 2008. Grant Samuel has developed a financial model to test the impact on calculated net present values of various scenarios for the future earnings of the Diagnostics Business and the progressive realisation of synergies. The model is based on a number of high level assumptions and is subject to significant uncertainty and contingencies, many of which are outside the control of the Diagnostics Business. Given the uncertainties regarding these assumptions, considerable care needs to be applied in considering the results of the DCF analysis. The DCF analysis is discussed in more detail in Section 8.6 of this report.

8.3.4 Industry Rules of Thumb

Industry rules of thumb are commonly used in some industries. These are generally used by a valuer as a "cross check" of the result determined by a capitalised earnings valuation or by discounting cash flows. While they are only used as a cross check in most cases, industry rules of thumb can be the primary basis on which buyers determine prices in some industries. Grant Samuel is not aware of any commonly used rules of thumb that would be appropriate to estimate the value to Healthscope of the Diagnostics Business. In any event, it should be recognised that rules of thumb are usually relatively crude and prone to misinterpretation.

8.3.5 Net Assets/Realisation of Assets

Valuations based on an estimate of the aggregate proceeds from an orderly realisation of assets are commonly applied to businesses that are not going concerns. They effectively reflect liquidation values and typically attribute no value to any goodwill associated with ongoing trading. Such an approach is not appropriate in the case of the Diagnostics Business.

8.4 Synergies

Healthscope has estimated that it will realise pre-tax cost synergies of $77 million per annum by the 2010 financial year. This takes into account the estimated $2 million net synergy loss projected to result from asset divestments to be made pursuant to Healthscope's agreed ACCC undertakings. The synergy estimates have been reviewed and approved by external consultants engaged by Healthscope.

Due to the delays caused by the failure of the Original Proposal and the development of the Revised Proposal, Healthscope now expects that approximately 7% of the total estimated synergies will be achieved in the 2008 financial year, approximately 77% in the 2009 financial year and 100% in the 2010 financial year.

The estimated cost synergies primarily relate to the consolidation of Symbion's pathology business with that of Healthscope's. The pathology cost synergies are estimated at approximately $60 million per annum. The majority of these pathology synergies relate to the integration and rationalisation of overlapping laboratories. In addition, there are expected to be approximately $17 million of cost synergies from the rationalisation of head office functions, of which $4 million relates to corporate IT.



Healthscope has estimated that the one-off costs of achieving the cost synergies will be approximately $51 million (including capital expenditure).

The synergies described above do not take into account any synergies that may be available through the integration of Symbion's diagnostic imaging or medical centres businesses into Healthscope. Moreover, they do not include any revenue synergies. Revenue synergies are expected from increased volumes in pathology through an optimised deployment of the combined collection centre network, increased volumes in diagnostic imaging and pathology from the hospital and medical centre referral base and benefits associated with a stronger collection of brands. While Healthscope has not publicly quantified these synergies, they are expected to be significant.

Detailed information regarding the synergies expected to be realised following the acquisition of the Diagnostics Business is set out in Section 8.2 of the Explanatory Memorandum.

8.5 Assessment of Implied Multiples

8.5.1 Overview

The earnings multiples implied by Grant Samuel's estimate of the value to Healthscope of the Diagnostics Business are summarised below:

Diagnostics Business – Implied Valuation Parameters			
	Variable ($ million)	Low	High
Multiple of EBITDA			
Year ended 30 June 2006 (actual)	156.1	17.7	19.6
Year ended 30 June 2007 (pro forma)	161.2	17.1	18.9
Year ended 30 June 2007 (pro forma before corporate costs)	170.4	16.2	17.9
Year ended 30 June 2007 (pro forma including cost synergies)	238.2	11.6	12.8
Multiple of EBIT			
Year ended 30 June 2006 (actual)	118.2	23.4	25.8
Year ended 30 June 2007 (pro forma)	118.3	23.4	25.8
Year ended 30 June 2007 (pro forma before corporate costs)	127.5	21.7	24.0
Year ended 30 June 2007 (pro forma including cost synergies)	191.3	14.4	16.0

The estimate of the value to Healthscope of the Diagnostics Business has been assessed having regard to the implied multiples of the following earnings parameters:

- actual earnings for the Diagnostics Business for the 2006 financial year, before any allocation of Symbion corporate costs;
- the pro forma earnings of the Diagnostics Business for the 2007 financial year. These earnings include an allocation of Symbion corporate overheads. The earnings do not include any synergies that may be available to Healthscope from the acquisition;
- pro forma earnings of the Diagnostics Business for the 2007 financial year, before any allocation of Symbion corporate costs (that is, on the basis that the earnings are increased by adding back allocated costs). For the 2007 financial year, these allocated corporate costs totalled $9 million (and form part of the $77 million synergies estimated by Healthscope). Healthscope will not incur these corporate costs; and



- pro forma earnings of the Diagnostics Business for the 2007 financial year, adjusted for the total $77 million of synergies (that is, a further $68 million of expected synergies in addition to the $9 million corporate cost allocation that Healthscope will not incur). This is a theoretical earnings basis as it assumes that all synergies are captured on the date of implementation of the Diagnostics Proposal.

The multiples of earnings before synergies are extremely high. In Grant Samuel's view, however, the multiples are reasonable, given the magnitude of the synergies that Healthscope expects to be able to realise. The multiples of earnings after synergies are taken into account are substantially lower and are broadly consistent with the multiples at which listed healthcare companies are trading on the ASX.

8.5.2 Market Evidence

Interpretation of Multiples

Earnings multiples are normally benchmarked against two primary sets of reference points:

- the multiples implied by the share prices of listed peer companies; and

- the multiples implied by the prices paid in acquisitions of other companies in the same industry.

However, in interpreting and evaluating such data for the purpose of estimating the value to Healthscope of the Diagnostics Business, it is necessary to recognise that:

- multiples based on transaction values reflect the prices that acquirers have been prepared to pay for businesses or companies. They do not reflect the value of the acquisition to the acquirer. It is reasonable to assume that acquirers generally expect to realise more value than the acquisition prices that they pay. Accordingly, it is reasonable to expect that the multiples implied by an estimate of value to an acquirer will generally be higher than transaction multiples. The extent of this premium could reflect a range of factors, including the quantum of any synergies that the acquirer expected to realise; and

- multiples based on listed company share prices do not include a premium for control and are therefore normally (but not always) lower than multiples that apply to acquisitions. Listed company trading multiples will therefore generally be significantly lower than the multiples that would apply to an estimate of the value of an acquisition to an acquirer. It would generally be necessary to judgementally adjust the trading multiples to take into account both a premium for control and a further premium to reflect the acquisition benefits that an acquirer would expect to realise.



Sharemarket Evidence

There are few listed healthcare companies in Australia operating in the same sectors as the Diagnostics Business. The following table sets out the EBITDA and EBIT multiples implied by the share prices of selected Australian healthcare companies:

Sharemarket Ratings of Selected Listed Healthcare Companies[33]							
Company	**Market Capital-isation (millions)**	**EBITDA Multiple[34] (times)**			**EBIT Multiple[35] (times)**		
		Historical	**Forecast**		**Historical**	**Forecast**	
			Yr 1	**Yr 2**		**Yr 1**	**Yr 2**
Sonic Healthcare Limited	$5,327	15.3	12.0	10.8	18.2	14.4	13.0
Ramsay Health Care Limited	$1,816	9.4	7.9	6.7	12.2	10.6	8.9
Primary Health Care Limited	$1,478	15.7	12.9	11.0	19.6	15.9	13.3
Vision Group Holdings	$230	10.8	10.1	8.8	12.3	11.3	10.2

Source: Grant Samuel analysis[36]

The analysis is based on share prices as at 22 October 2007. A detailed analysis of these entities is set out in the Appendix to the report.

The following factors are relevant to consideration of the comparable entity multiples:

- the multiples for the listed entities are based on share prices and therefore do not include a premium for control;
- Sonic is primarily a pathology business, deriving more than 75% of its revenues from the provision of pathology services. Diagnostic imaging (10%) and medical centres (15%) account for the remainder. In recent years, Sonic has aggressively acquired pathology operations overseas. The high trading multiples of Sonic reflect the ongoing opportunities for acquisitive growth, consolidation and associated operational leverage in the United States and European markets;
- Ramsay is the largest operator of private hospitals in Australia. Given its existing market share and competition regulation, it has limited expansion opportunities in Australia, which may explain the relatively lower trading multiples for the company;
- Primary Health Care generates earnings from medical centres (80%), pathology operations (12%) and other healthcare activities (8%). The high trading multiples are indicative of its strong position in the consolidating medical centres sector; and
- Vision Group Holdings Limited is the largest provider of ophthalmic services in Australia, but its business model of partnering with doctors for provision of ophthalmic services is largely untested. This uncertainty is factored into its lower trading multiples.

---

[33] The companies selected have a variety of year ends and therefore the data presented for each company is the most recent annual historical result plus the subsequent two forecast years.

[34] Represents gross capitalisation (that is, the sum of the market capitalisation adjusted for minorities, plus borrowings less cash as at the latest balance date) divided by EBITDA. EBITDA is earnings before net interest, tax, depreciation, amortisation, investment income, and significant items.

[35] Represents gross capitalisation divided by EBIT. EBIT is earnings before net interest, tax, amortisation of intangibles, investment income and significant items.

[36] Grant Samuel analysis based on data obtained from IRESS, company announcements, transaction documentation and, in the absence of company published financial forecasts, brokers' reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each transaction depends on analyst coverage, availability and corporate activity.

Transaction Evidence

Although there has been considerable consolidation in the pathology, medical centres and diagnostic imaging sectors, there is limited financial information in relation to many of the transactions given their small size and/or private company nature. A number of transactions for which financial information is publicly available reflect relatively low implied earnings multiples. This reflects the small scale of such businesses. The majority of transactions have occurred in the range 9–12 times historical EBITDA and 6–8 times forecast EBITDA and 11–14 times historical EBIT and 8–12 times forecast EBIT:

Recent Transaction Evidence – Healthcare Companies

Date	Target	Transaction	Consideration[37] (millions)	EBITDA Multiple[38] (times)		EBIT Multiple[39] (times)	
				Historical[40]	Forecast[40]	Historical	Forecast
Pathology							
Dec 2005	Mansfield Pathology	Acquisition by Symbion	$30[41]	na[42]	na	15.0-16.0	na
Oct 2004	Gribbles Group	Acquisition by Healthscope	$283	14.0	11.2	26.3	na
Jun 2002	Queensland Medical Laboratory	Acquisition by Mayne	$268	9.9	na	na	na
Medical Centres							
Jun 2004	Independent Practitioners Network	Acquisition of controlling interest by Sonic	$83	16.2	na	na	na
Diagnostic Imaging							
Sep 2006	DCA	Acquisition by CVC	$1,779	12.1	11.1	16.2	15.3
Jun 2004	MIA	Acquisition by DCA	$700[43]	9.6	na	14.0	12.0
Sep 2002	I-Med Limited	Acquisition of interests not already owned by DCA	$302	9.7	6.3	12.4	8.6
Sep 2002	Radiation Oncology Associates	Acquisition by MIA	$23	na	na	na	6.6
Feb 2002	Queensland Diagnostic Imaging	Acquisition by Mayne	$87	10.1	7.0	15.8	na
May 2001	Radclin Medical Imaging/East Melbourne Medical Imaging	Acquisition by MIA	$78	na	na	na	8.8
Jan 2000 – Jul 2001	Queensland X-ray Group/ SKG Radiology/ Pacific Medical	Acquisitions by Sonic	$450	na	na	8.4-11.0	10.3-12.0
Jun 2000	MIA	Initial Public Offering	$392	8.6	7.7	11.4	10.2

Source: Grant Samuel analysis[44]

[37] Implied equity value if 100% of the company or business had been acquired.

[38] Represents gross consideration divided by EBITDA.

[39] Represents gross consideration divided by EBIT.

[40] Historical multiples are based on the most recent publicly available full year earnings prior to the transaction announcement date. Forecast multiples are based on company published earnings forecasts or brokers' reports.

[41] Broker estimates.

[42] na = not available.

[43] Based on the value of the offer at the time of announcement.

The transactions that imply higher multiples of earnings include:

- the acquisition of Gribbles Group by Healthscope, where Healthscope paid 14.0 times historical EBITDA and 11.2 times forecast EBITDA, and 26.3 times historical EBIT. The high acquisition multiple reflects competitive pressure from other bidders and potentially significant synergies available to Healthscope from the acquisition;

- the acquisition of a controlling interest in Independent Practitioners Network (a group of medical centres) by Sonic. The transaction value implied a historical EBITDA of 16.2 times. This acquisition represents Sonic's first investment in the medical centres sector, and the high acquisition multiple reflects the strategic benefits of the potential for cross-referrals to its pathology business and the competitive tension from other bidders; and

- the acquisition of DCA by private equity funds advised by CVC Asia Pacific Limited and CVC Partners, which completed at 12.1 times historical and 11.1 forecast EBITDA, and 16.2 historical and 15.3 times forecast EBIT. The implied transaction multiples reflect the dominant market position and strong diagnostic imaging network of DCA's diagnostic imaging subsidiary, I-Med. The multiples also reflect the value of the DCA's aged care subsidiaries.

Further analysis and descriptions of the above transactions are presented in the Appendix. It should be noted that the multiples implied by transactions include a premium for control but do not reflect any special or other benefits that may not be reflected in transaction values.

8.5.3 Analysis and Conclusions

The multiples implied by Grant Samuel's estimate of the value to Healthscope of the Diagnostics Business have been assessed having regard to the above market evidence and to the particular attributes of the Diagnostics Business, including its historical performance, market position and short to medium growth outlook. The market evidence must be considered with caution as:

- the sharemarket multiples of Australian healthcare companies include neither a conventional premium for control nor a further premium to reflect the special value or other incremental value that a buyer of the relevant companies might expect to realise. Comparisons with the multiples implied by Grant Samuel's estimate of the value to Healthscope of the Diagnostics Business therefore involve considerable judgement; and

- although the multiples implied by the terms of transactions involving healthcare companies include a premium for control, they do not reflect any special value or other benefits that the acquirers may have expected to realise, but which were not reflected in transaction pricing. Therefore, although the transaction multiples are more meaningful than the sharemarket trading multiples, they are not directly comparable with the multiples implied by the estimate of the value to Healthscope of the Diagnostics Business.

Nonetheless, in Grant Samuel's view the trading and transaction multiples provide general support for Grant Samuel's estimate of the value to Healthscope of the Diagnostics Business. In Grant Samuel's view, the multiples implied by the estimate are reasonable having regard to the following:

---

[44] Grant Samuel analysis based on data obtained from IRESS, company announcements, transaction documentation and, in the absence of company published financial forecasts, brokers' reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each transaction depends on analyst coverage, availability and corporate activity.



- the amount of expected cost synergies of $77 million is substantial, and very significant by comparison with the pro forma 2007 net profit after tax for the Diagnostics Business of $61.1 million;

- the estimated cost synergies should be relatively low risk in nature (although as with all acquisitions there will be integration and implementation risks);

- Healthscope expects that material revenue synergies should also be available, although these have not been publicly quantified and are not reflected in the earnings multiples;

- the Diagnostics Business will be the second largest participant in the Australian pathology sector. The integration of the Symbion pathology business and Healthscope's existing pathology business will create a business with market leadership;

- the medium to longer term growth prospects for the Diagnostics Business are strong. The ageing Australian population, increasing affluence, greater awareness of the benefits of diagnostic procedures and technological advances should all underpin strong growth in demand for pathology and diagnostic imaging services for the foreseeable future;

- there are a limited number of participants in the healthcare sector and barriers to entry are significant; and

- on the other hand, Government focus on managing healthcare expenditure is likely to result in ongoing margin pressure.

8.6 Indicative Discounted Cash Flow Analysis

Grant Samuel has undertaken an indicative DCF analysis to provide further evidence as to the value to Healthscope of the Diagnostics Business.

Symbion has not prepared detailed forecasts for the Diagnostics Business beyond the year ending 30 June 2008. Accordingly, for the purposes of the valuation, Grant Samuel has developed high level financial models based on two possible scenarios for the future financial performance of the Diagnostics Business. The models project nominal ungeared after tax cash flows for the five years to 30 June 2012, and estimate a terminal value at the end of that period.

Scenario A

The major assumptions underlying Scenario A are as follows:

- EBITDA of the existing businesses grows by 11.1% in the 2008 financial year, and at 7% per annum for the following four years;

- capital expenditure is $61.4 million in the 2008 financial year, declining to $50.1 million in the 2009 financial year due to a slow down in acquisitions, and increasing at inflation in each year thereafter;

- cost synergies are progressively realised, reaching 100% of Healthscope's management estimates in the 2010 financial year, and increasing annually by inflation in each year thereafter;

- revenue synergies are realised progressively, reaching $15.3 million in the 2010 financial year and increasing annually by inflation in each year thereafter;

- Healthscope incurs one-off costs (operating and capital expenditure) associated with the generation of the cost synergies of $51.1 million (2008 dollars), in accordance with



Healthscope management's estimates with the remainder being an estimate of costs associated with the implementation of revenue synergies;

- inflation is 3.0%; and
- for the purpose of calculating terminal values, free cash flows are assumed to grow in perpetuity at rates of 4-5%.

Scenario B

The major assumptions underlying Scenario B are the same as for Scenario A, except that EBITDA of the existing businesses is assumed to grow at 8% per annum for the four years following the 2008 financial year.

The major elements in the two DCF scenarios are set out in the following table:

DCF Analysis – Indicative Scenario Summary ($000s)

	Year ending 30 June			
	2008	**2009**	**2010**	**2011**
Scenario A				
EBITDA	189.3	202.5	216.7	231.9
Cost synergies	5.5	60.7	81.3[45]	84.1
Revenue synergies	1.9	11.4	15.3	16.1
One-off costs (operating and capital)	(30.1)	(26.9)	(14.3)	(2.2)
Capital expenditure	(61.4)	(50.1)	(51.6)	(53.2)
Scenario B				
EBITDA	189.3	204.4	220.8	238.4
Cost synergies	5.5	60.7	81.3[45]	84.1
Revenue synergies	1.9	11.4	15.3	16.1
One-off costs (operating and capital)	(30.1)	(26.9)	(14.3)	(2.2)
Capital expenditure	(61.4)	(50.1)	(51.6)	(53.2)

The DCF scenario analysis does not represent Grant Samuel's or Healthscope's forecasts of the future financial performance of the business. Grant Samuel gives no undertaking and makes no warranty regarding the future financial performance of the Diagnostics Business. Such future performance is subject to fundamental uncertainty. Rather, the scenarios have been developed purely to allow Grant Samuel to assess the impact on calculated net present values of alternative assumptions regarding the future financial performance of the Diagnostics Business.

Net present values have been calculated using discount rates of 9.0-10.0%. These rates represent an estimate of a nominal after tax weighted average cost of capital appropriate for the Diagnostics Business, based on the following assumptions:

- a debt to equity ratio of 25%;
- a beta factor in the range of 0.8-1.0;
- a risk-free rate of 6.3% based on the current Australian Government 10 year bond rate;
- a cost of debt of 7.8%, based on current market rates (that is, a premium of 1.5% over the risk-free rate); and
- a market risk premium of 6%.

[45] Represents $77 million in 2008 dollars.



The outcomes of the DCF analysis are summarised below:

Diagnostics Business – NPV Outcomes ($ millions)				
Discount rate	**9.0%**		**10.0%**	
Terminal value growth rate	**4.0%**	**5.0%**	**4.0%**	**5.0%**
Scenario				
A	3,269	3,942	2,707	3,135
B	3,371	4,065	2,789	3,232

The DCF analysis generates a relatively wide range of outcomes. It should be recognised that the calculated net present values are extremely sensitive to small changes in assumptions regarding EBITDA growth, capital expenditure and synergies for periods many years into the future. This sensitivity to assumptions regarding future operational performance is accentuated by the fact that the terminal value (the value contributed by cash flows generated after 2012) contributes a high proportion of the overall value. The terminal value contributes around 79% of total net present value for both Scenario A and Scenario B, and represents multiples of around 9.7 times EBITDA in the terminal value year.

In particular:

- changes to the rates of EBITDA growth assumed for the 2009-2012 financial years affect calculated net present values by around $100 million for every 1% change in assumed growth rate;
- changes to the quantum of synergies assumed to be realised have a significant impact on value. For example, if only 75% of the expected cost synergies were realised, calculated net present values would be reduced by around $200 million; and
- changes to the rate of growth of free cash flows assumed for the purpose of calculating the terminal value affect net present values by around $200-250 million for every 0.5% change in the cash flow growth rate assumption.

Given the number of assumptions underpinning the DCF analysis, and the sensitivity of the outcomes to changes in assumptions, considerable care needs to be exercised in interpreting the results of the DCF analysis. The DCF analysis does not explicitly take into account the risks associated with the realisation of the expected synergies, nor the risks that the integration process will adversely affect the earnings momentum of the Diagnostics Business or Healthscope's current businesses.

Having regard to these risks, in Grant Samuel's view the DCF analysis supports Grant Samuel's estimate of the value to Healthscope of the Diagnostics Business of $2.8-3.1 billion. Values towards the bottom end of the range implicitly attribute greater weight to the integration risks involved in the Diagnostics Proposal.

8.7 Net Third Party Interests

The Diagnostics Business has interests in a number of pathology businesses, which are accounted for using the equity method of accounting. Grant Samuel has valued these assets at their book value of $2.6 million.

Outside equity interests relate to interests held by third parties in partially owned subsidiaries of the Diagnostics Business. For the purpose of this report, a value of $40–50 million has been attributed to these outside interests based on historical earnings for the 2007 financial year.



8.8 Net Borrowings

Grant Samuel has assumed net borrowings of $914 million for the Diagnostics Business for the purpose of the valuation. The $914 million net borrowings reflects the actual net borrowings of Symbion as at 30 June 2007 adjusted for the $0.05 per share 2007 final dividend paid by Symbion on 28 September 2007, and the impact of various recapitalisation adjustments as agreed between Symbion and Healthscope.

The actual net debt assumed by Healthscope upon implementation of the Diagnostics Proposal will depend on the net debt of Symbion at completion of the transaction.

8.9 Cost of the Acquisition of the Diagnostics Business

8.9.1 Overview

Under the Diagnostics Proposal, Healthscope will issue between 266 million and 302 million new Healthscope shares to Symbion as consideration for the acquisition of the Diagnostics Business. These shares will in turn be distributed to Symbion shareholders. Assessment of the cost to Healthscope of acquiring the Diagnostics Business requires an assessment of the cost to Healthscope of the share issue.

Grant Samuel has considered two approaches to estimating the cost to Healthscope of the share issue:

- on one view, the cost to Healthscope of issuing the shares is equal to the value of those shares to the Symbion shareholders who will ultimately receive them. On this basis, estimation of the cost to Healthscope of acquiring the Diagnostics Business requires an assessment of the value to Symbion shareholders of the Healthscope shares that they will receive; and

- alternatively, the cost to Healthscope of the share issue may be estimated by reference to the cash proceeds that Healthscope could hypothetically have realised through a similar sized issue of new shares to current shareholders and new investors. This is effectively an opportunity cost approach, reflecting the cash proceeds foregone by issuing the shares to Symbion rather than to investors for cash consideration.

8.9.2 Number of Healthscope shares to be issued

The actual number of Healthscope shares to be issued will depend on the VWAP of Healthscope shares for the ten trading days prior to the Symbion shareholder meeting. The following chart provides a diagrammatic representation of how the number of new shares to be issued by Healthscope will vary depending upon the actual Healthscope VWAP:




New Shares Issued by Healthscope
New Shares Issued by Healthscope (million)
310
305
300
295
290
285
280
275
270
265
260
$5.00
$5.10
$5.20
$5.30
$5.40
$5.50
$5.60
$5.70
$5.80
$5.90
$6.00
$6.05
$6.06
$6.10
$6.20
$6.30
$6.40
$6.50
$6.51
$6.60
$6.70
Healthscope VWAP

Source: Explanatory Memorandum

For a Healthscope VWAP at or below $5.30, Healthscope will issue 302 million shares. The number of shares to be issued will progressively decline to 285 million as the VWAP increases to $5.60. For VWAP in the range $5.60-6.06, Healthscope will issue 285 million shares. As the VWAP increases above $6.06 to $6.51, the number of shares to be issued will progressively reduce to 266 million. For VWAP above $6.51, the number of shares to be issued will remain constant at 266 million.

For the purpose of estimating the number of Healthscope shares to be issued, it is necessary to assess the likely Healthscope VWAP. The following table sets out details of recent Healthscope share trading:

Recent Healthscope Share Price Performance ($)	
Period	**Healthscope Share Price**
Closing share price on 30 April 2007	$5.66
VWAP since announcement of Original Proposal on 1 May 2007 to 19 October 2007	$5.56
Closing share price on 5 October 2007	$5.75
VWAP since announcement of Revised Proposal on 8 October 2007 to 19 October 2007	$5.51
VWAP for 4 weeks to 19 October 2007	$5.63
VWAP for 3 months to 19 October 2007	$5.51
VWAP for 6 months to 19 October 2007	$5.56

It is generally reasonable to assume that current market prices are the best predictor of future market prices (at least in the short term). Market prices usually incorporate the influences of all available information on a company's prospects, future earnings and risk. In Healthscope's case there are a number of factors that suggest that the Healthscope share price should generally represent a reasonable assessment of value by a well informed market:

- Healthscope is one of Australia's leading providers of hospital and pathology services. Healthscope had a market capitalisation of approximately $1.3 billion as at 19 October 2007, and is represented in a number of indices on the ASX, including the S&P/ASX 200 Index and the S&P/ASX 200 Healthcare & Equipment Index;



- there is a deep, well-traded market for Healthscope shares. Weekly trading volumes on the ASX for Healthscope shares over the twelve months prior to the announcement of the Revised Proposal on 8 October 2007 averaged approximately 12.6% of the average shares on issue or annual turnover of around 95.5% of total average issued capital; and

- Healthscope is closely followed by stockbrokers, analysts and institutional investors.

On the other hand, there have been significant fluctuations in the Healthscope share price since the announcement of the Original Proposal. Although the Healthscope share price initially increased following the announcement of the Original Proposal, it subsequently fell to a low of $5.19 per share immediately prior to the ACCC's announcement on 15 August 2007 that it would not oppose the Original Proposal. The Healthscope share price rose when it became apparent that the Original Proposal would not proceed, reaching a high of $6.02 per share. The share price then fell again to levels of around $5.50-5.60 following the announcement of the Revised Proposal on 8 October 2007. Since the announcement of the Revised Proposal, Healthscope shares have traded in the range $5.31-5.75, with a VWAP of $5.51 (to 19 October 2007).

The share price movements may reflect:

- trading in Healthscope shares aimed at exploiting arbitrage opportunities between the Healthscope and Symbion share prices in order to maximise the number of Healthscope shares to be issued as consideration under the Diagnostics Proposal;

- unwinding of arbitrage positions through "short covering" (the purchase of Healthscope shares) as the market's assessment of the likelihood of the transaction proceeding diminished;

- a perception by the market that Healthscope may be overpaying for the Diagnostics Business, reflected by falls in the Healthscope share price when it appears that a transaction is more likely to proceed and share price strengthening when the prospects of a transaction recede; or

- the market's assessment that a substantial equity issuance creates an implicit "overhang" of the stock (by certain Symbion shareholders who may not wish to hold Healthscope shares), reflected by a fall in the Healthscope share price when it appears that the transaction is more likely to proceed and a strengthening when the prospects of a transaction recede.

In either event, in Grant Samuel's view it appears reasonable to assume a VWAP in the range $5.40-5.60 for the purpose of estimating the number of shares to be issued by Healthscope. This is at the lower end of the range of prices at which Healthscope shares have traded since the announcement of the Original Proposal but is generally consistent with the (lower) Healthscope share prices that have prevailed during periods in which the market appears to have expected either the Original Proposal or the Revised Proposal to proceed. It is broadly consistent with the range of prices ($5.31-5.75) within which Healthscope shares have traded since the announcement of the Revised Proposal.



The VWAP range of $5.40-5.60 implies multiples of earnings for Healthscope following the acquisition of the Diagnostics Business (including expected synergies) that appear broadly reasonable, having regard to the multiples at which comparable companies are trading.

Implied Multiples of Healthscope Pro Forma Earnings (post Diagnostics Proposal)

	Year ended 30 June 2007			
	EBITDA Excl. synergies	EBITDA Incl. synergies	EBIT Excl. synergies	EBIT Incl. synergies
$5.40	12.7	10.6	16.4	13.2
$5.60	12.8	10.7	16.5	13.4

In any event, an assumed VWAP of $5.40-5.60 is a relatively conservative assumption, because it implies that the number of shares to be issued by Healthscope will fall towards the upper end of the overall range of 266-302 million shares.

On the basis of a VWAP in the range $5.40-5.60, Healthscope will issue between 285 million and 296 million shares to Symbion.

8.9.3 Value of Healthscope shares to be issued

One approach to estimating the "cost" to Healthscope of the shares to be issued to Symbion is to assume that the cost is equal to the value of those shares to Symbion shareholders. It is normal practice to value shares offered as consideration in an acquisition by reference to the market price of those shares. Although share prices reflect only marginal trades in portfolio interests, the share price represents the cash equivalent of shares issued as consideration. In the context of the Diagnostics Proposal, the Healthscope share price at the time that Symbion shareholders receive their Healthscope shares is the relevant measure of value. It is the amount Symbion shareholders could reasonably expect to realise if they sold the Healthscope shares issued to them immediately or in the short term. The underlying value of Healthscope is not relevant for Symbion shareholders. Symbion shareholders would not be able to access the underlying value of Healthscope (except, potentially, through a subsequent takeover bid for Healthscope).

It is generally reasonable to assume that current share prices are the best predictor of future share prices, particularly over the short term. Market prices are commonly assumed to incorporate all available information regarding factors likely to impact future share prices. On this basis, in Grant Samuel's view, it would be reasonable to assume a value for Healthscope shares in the range $5.40-5.60, consistent with the VWAP range for Healthscope assumed for the purpose of estimating the number of shares to be issued.

On the other hand, it is arguable that Healthscope shares would trade at prices higher than the range $5.40-5.60 in the absence of the Diagnostics Proposal (and may in fact do so following the acquisition of Diagnostics Business if the market becomes more confident that expected synergies will be achieved). On this view, the current Healthscope share price may be of only partial relevance in assessing the "cost" to Healthscope of the share issue.

Healthscope shares traded above $5.60 immediately before the announcement of the Original Proposal (with a last trading price before the announcement of $5.66). Between the shareholder vote on 11 September 2007, which resulted in the Original Proposal being voted down, and the announcement of the Revised Proposal on 8 October 2007, Healthscope shares have traded in the range $5.50-5.88, with a VWAP of $5.71. On this basis, it could be argued that a reasonable trading range for Healthscope in the absence of the Diagnostics Proposal could be in the approximate range $5.60-5.80.



An alternative approach to estimating the "cost" to Healthscope of the shares to be issued to Symbion is to consider the cash proceeds that Healthscope could hypothetically realise through a similar sized share issue to investors. This is effectively an opportunity cost approach, having regard to the cash proceeds foregone through the issue of shares to Symbion rather than to investors for cash consideration. While this analysis is essentially theoretical, it does provide an alternative benchmark for assessing the cost of the acquisition of the Diagnostics Business.

A large share issue would presumably be priced at a discount to the estimated trading range (absent the Diagnostics Proposal) of $5.60-5.80 set out above. The extent of such a discount would depend on a range of factors, but could be of the order of 5-10% (while recognising that any discount would not have an economic cost to existing shareholders). At a discount of 5%, the issue price would be in the range $5.32-5.51.

Having regard to the above analysis and recent trading in Healthscope shares, in Grant Samuel's view it is reasonable to assume a value for Healthscope shares in the range $5.40-5.60 for the purpose of estimating the cost to be incurred by Healthscope in acquiring the Diagnostics Business.

8.9.4 Conclusion

In Grant Samuel's view, it is reasonable to assume that Healthscope will issue 285-296 million shares to Symbion as consideration for the acquisition of the Diagnostics Business.

If it is assumed that the value of the Healthscope shares to be issued is equal to the Healthscope VWAP used in determining the number of shares to be issued, then the total value of the shares issued will be $1,598 million. This will be the case regardless of the number of shares actually issued (within the range 285-296 million shares), because the number of shares issued will increase for lower VWAP values, maintaining a constant total value.

However, in Grant Samuel's view the value of the shares to be issued under the Diagnostics Proposal may differ from the VWAP. Grant Samuel has attributed a value to the shares to be issued by Healthscope in the range $5.40-5.60 per share. On this basis, the total value of the shares to be issued under the Diagnostics Proposal is in the approximate range $1,539-1,658 million.

At the time of the acquisition, the Diagnostics Business is expected to have net debt of approximately $914 million, which will be assumed by Healthscope. Accordingly, the total cost to Healthscope of acquiring the Diagnostics Business is around $2,453-2,572 million.

Given the uncertainties and inevitable imprecision in the estimation of the effective cost of the acquisition, Grant Samuel has adopted an estimated acquisition cost of $2.4-2.6 billion for the purpose of evaluating the Diagnostics Proposal.



9 Evaluation of the Proposed Transaction

9.1 Approach

Grant Samuel's assessment as to whether the proposed issue of shares to Symbion under the Diagnostics Proposal is fair and reasonable to the shareholders of Healthscope involves the following:

- comparison of the value to Healthscope of the Diagnostics Business with the cost of the acquisition;
- comparison of the relative interests to be held in Healthscope by Symbion and existing Healthscope shareholders with the relative value contributions to the Merged Group of the Diagnostics Business and Healthscope;
- consideration of the financial impact of the Diagnostics Proposal on Healthscope shareholders including in relation to dividends and gearing. This involves a comparison of the position of Healthscope shareholders assuming the Diagnostics Proposal is implemented with the position if it is not; and
- consideration of other advantages, benefits, costs, disadvantages and risks of the Diagnostics Proposal. This involves a wide range of factors including assessment of the strategic benefits of the acquisition of the Diagnostics Business and the impact of the Diagnostics Proposal on the ownership and control of Healthscope.

The assessment represents an overall judgment as to whether Healthcope shareholders are likely to be better off if the Diagnostics Proposal proceeds.

9.2 Summary

The Diagnostics Proposal will be transformational for Healthscope. It is expected that Healthscope's earnings and market capitalisation will more than double. Healthscope's business, which is currently heavily concentrated in the private hospital sector, will be significantly diversified. Healthscope's pathology, medical centres and diagnostic imaging businesses will collectively generate more than half of its underlying earnings (based on 2007 pro forma earnings).

Healthscope is paying a full price for the Diagnostics Business. However, Healthscope expects to realise substantial cost synergies through integrating the Diagnostics Business into its existing operations. In addition, there is potential for significant revenue synergies. Having regard to the expected nature, quantum and timing of these synergies, Grant Samuel has concluded that the value to Healthscope of the Diagnostics Business should exceed the cost of the acquisition.

The terms of the Diagnostics Proposal are such that the majority of the identified synergy benefits will be captured by Symbion shareholders. Nevertheless, meaningful value should also accrue for current Healthscope shareholders. Healthscope has projected that the Diagnostics Proposal will have a positive impact on earnings per share with effect from the 2010 financial year[46].

The Diagnostics Proposal will have little impact on control of Healthscope. There will be no impact on control at a Board or senior management level. While Symbion shareholders will collectively hold 53-56%[47] of the shares in the Merged Group (based on the current shareholder register), Healthscope's share register will be open and there will be no single shareholder with control. The broadening of Healthscope's register, together with the increase in its market capitalisation, index weighting and share liquidity, should enhance Healthscope's investment appeal.

---

[46] Assuming a Healthscope VWAP of $5.60.

[47] These percentages do not take into account that certain foreign Symbion shareholders will not receive Healthscope shares pursuant to the Diagnostics Proposal. The Healthscope shares attributable to these shareholders will be sold, and the proceeds remitted to them.



Accordingly, Grant Samuel has concluded that the Diagnostics Proposal is fair and reasonable having regard to the interests of Healthscope's shareholders.

Healthscope shareholders should understand that the economic rationale for the Diagnostics Proposal is fundamentally dependent on the synergies that Healthscope expects to realise. The quantum and timing of the expected synergies appear reasonable. On the other hand, business integrations are inherently risky. In the case of the Diagnostics Proposal, this risk is exacerbated by the fact that the businesses to be integrated are collectively of comparable size to Healthscope's existing business. Successful management of the integration process will be critical to achievement of the expected benefits.

9.3 Rationale for the Diagnostics Proposal

The Diagnostics Proposal will transform Healthscope. Healthscope (following the acquisition of the Diagnostics Business) is expected to:

- have a market capitalisation of approximately $2.9 billion, and be a member of the S&P/ASX 100 Index;
- become the second largest healthcare company listed on the ASX;
- hold the number one position in the Australia pathology industry with 984 collection centres and 151 laboratories;
- hold the number two position in the Australian private hospital industry with 46 facilities;
- have a significant diagnostic imaging business with 130 sites, making it the third largest in Australia; and
- have a significant medical centres business, with 54 medical centre sites engaging more than 470 GPs and 30 skin cancer clinics engaging approximately 85 GPs.

On a pro forma basis, Healthscope EBITDA will increase from $177.6 million for 2007 to around $415.8 million (including 100% of the expected synergies). Healthscope's current reliance on its private hospital business, which contributed around 77% of Healthscope's earnings in the 2007 financial year, will be substantially reduced. The combined pathology, diagnostics and medical centres business will generate approximately 60% of Healthscope's earnings.

The strategic rationale for the Diagnostics Proposal is compelling for Healthscope shareholders, having regard to the synergies that Healthscope expects to realise through the amalgamation of its existing businesses with the Diagnostics Business. Healthscope has undertaken a detailed review of the synergies that should be available through integration of the Diagnostics Business with its existing operations. On the basis of this review, Healthscope has estimated that approximately $77 million of cost savings will ultimately be realised by the 2010 financial year. Healthscope has estimated that the total cost to achieve the synergies will be $51.1 million (including capital expenditure), of which around $27.8 million will be incurred during the 2008 financial year and $18.6 million during the 2009 financial year.

The synergies consist primarily of savings through the integration of the existing pathology businesses of Healthscope and the Diagnostics Business. There is considerable duplication between the pathology networks and activities of the businesses. Healthscope expects to realise substantial cost savings, primarily through the rationalization of the pathology business infrastructure and optimisation of the location of laboratories and authorised collection centres. These cost savings are expected to improve EBITDA margins from Healthscope's current margin of approximately 14.5% to over 19% on a pro forma Merged Group basis.



Healthscope also expects to generate material cost synergies through the rationalisation of corporate functions and the elimination of costs incurred by Symbion as a public company (eg. Board of Directors and executive management). The corporate cost savings include savings relating to information technology costs, expected to be realised as a result of the integration of the information technology functions of Healthscope and the Diagnostics Business.

The estimated $77 million of cost savings do not take into account any revenue synergies, including synergies that may be realised through the opportunity for cross-referrals between the businesses, particularly from the medical centres business to the pathology and diagnostic imaging businesses, through vertical integration in Healthscope's hospitals or within Healthscope's expanded pathology business. These revenue synergies, while not publicly quantified by Healthscope, could be significant.

Given the nature of the expected cost synergies, and the process by which they have been estimated by Healthscope, there appear to be reasonable grounds to expect that substantial synergies will ultimately be realised by Healthscope. However, it should be recognised that business integrations and the realisation of associated synergies are inherently risky. In Healthscope's case the inherent riskiness is increased because the Diagnostics Business is of roughly the same size as Healthscope's existing business, and the acquisition of the Diagnostics Business will significantly increase the scope and complexity of Healthscope's overall operations.

9.4 Financial Analysis

9.4.1 Value Analysis

Grant Samuel has estimated that the value to Healthscope of the Diagnostics Business is in the range $2.8-3.1 billion. The effective acquisition cost of the Diagnostics Business has been assessed by Grant Samuel in the range $2.4-2.6 billion.

On this basis, the Diagnostics Proposal should deliver meaningful net value to Healthscope. Healthscope is likely to be better off if the Diagnostics Proposal proceeds than if it does not.

However, notwithstanding this conclusion, the reality is that Healthscope is paying a relatively full price for the Diagnostics Business. Grant Samuel's assessment of the effective acquisition cost for the Diagnostics Business implies the following multiples of earnings:

Implied Multiples of Diagnostics Business Acquisition

	Year ended 30 June 2007			
	EBITDA Excl. synergies	EBITDA Incl. synergies	EBIT Excl. synergies	EBIT Incl. synergies
Cost of acquisition - low[48]	14.1	10.1	18.8	12.5
Cost of acquisition - high[49]	15.3	10.9	20.4	13.6

The multiples of earnings are high, before taking into account the synergies expected to be realised. Delivery of the expected net value to Healthscope will depend on the achievement (at least in large part) of estimated synergies and the maintenance of the earnings momentum of the businesses to be acquired. The "margin for error" is relatively small and any significant deterioration in the performance of the Diagnostics Businesses, or significant reduction in the synergies realised, could undermine the financial rationale for the Diagnostics Proposal.

48 Assumes an acquisition cost of $2.4 billion.

49 Assumes an acquisition cost of $2.6 billion.



Moreover, the incremental value for Healthscope is only likely to be reflected in the Healthscope share price over time, as Healthscope is able to demonstrate the contribution to earnings from the Diagnostics Business and the realisation of synergies on a basis substantially consistent with current expectations.

9.4.2 Contribution Analysis

Healthscope shareholders will collectively hold 44-47% of the shares in the expanded Healthscope after the Diagnostics Proposal. This proportionate shareholding is significantly less than the proportion of earnings contributed by Healthscope to the Merged Group:

Pro Forma Contributions to Merged Group				
	Healthscope (pre Diagnostics Proposal)	Diagnostics Business[50]	Pro Forma Merged Group[50]	Proportion contributed by Healthscope
Year ended 30 June 2007				
Revenue	1,224.2	957.9	2,182.0	56.1%
EBITDA	177.6	170.4	348.0	51.0%
EBIT	142.3	127.5	269.8	52.8%
Net profit after tax	68.7	36.8	105.4	65.1%
As at 30 June 2007				
Net assets	806.5	1,602.5	2,408.9	33.5%
Net tangible assets	828.9	355.8	1,184.7	70.0%

The analysis is consistent with the conclusion that Healthscope is paying a full price for the Diagnostics Business and that Symbion shareholders will receive the benefit of the bulk of the synergies expected to be realised. It reinforces the importance of the achievement of substantial synergies if the Diagnostics Proposal is to deliver net benefits to current Healthscope shareholders. The net profit after tax contribution of the Diagnostics Business reflects the significant net interest incurred as a result of the assumption of Symbion net debt.

9.4.3 Financial Impact of the Diagnostics Proposal

Earnings

Given the significant number of Healthscope shares to be issued to Symbion, the Diagnostics Proposal will be EPS dilutive for Healthscope before expected synergies are taken into account:

Pro Forma Impact on Earnings Per Share – Year ended 30 June 2007							
	Healthscope Standalone	Merged Group pre synergies[51]	Merged Group post synergies[51]	Change (pre synergies)		Change (post synergies)	
				Cents	%	Cents	%
EPS – low[52]	0.29	0.21	0.30	(0.08)	(27.5%)	0.01	(3.2%)
EPS – high[53]	0.29	0.20	0.28	(0.09)	(32.4%)	(0.01)	(3.7%)

[50] The contribution of the Diagnostics Business is before corporate costs as these costs will be eliminated upon implementation of the Diagnostics Proposal, and will not be incurred by Healthscope.

[51] Excluding $9 million corporate costs allocated to the diagnostics business that will not be incurred by Healthscope.

[52] Assumes 266 million new Healthscope shares are issued as consideration for the acquisition of the Diagnostics Business.

[53] Assumes 302 million new Healthscope shares are issued as consideration for the acquisition of the Diagnostics Business.



If the full year cost synergies of $77 million estimated by Healthscope are included in the EPS analysis, the Diagnostics Proposal is marginally EPS accretive to Healthscope shareholders (excluding one-off acquisition and integration costs) if the number of shares issued is towards the lower end of the 266-302 million shares to be issued by Healthscope, and has a marginally negative impact on EPS if the number of shares issued is towards the top end of the range. This analysis does not take into account the impact of any revenue synergies realised by Healthscope.

Given the expected timing of the generation of synergies, Healthscope has indicated that the Diagnostics Proposal will be EPS accretive to Healthscope shareholders in the 2010 financial year (prior to one-off acquisition and integration costs). This analysis assumes a Healthscope VWAP of $5.60, which would result in the issue of 285 million shares.

A number of factors will influence the ultimate EPS impact of the Diagnostics Proposal, including:

- the number of Healthscope shares that will be issued to Symbion, which is determined on the basis of the VWAP of Healthscope shares over the ten trading days prior to the Symbion shareholder meeting to vote on the Diagnostics Proposal;
- the future financial and operating performance of Healthscope, including the performance of the Diagnostics Businesses;
- the timing and extent of the synergies ultimately realised by Healthscope, including any revenue synergies;
- the impact of the divestment of the entities required to be divested by ACCC on the earnings and gearing of Healthscope; and
- the amount of dividends paid by Healthscope and the extent of shareholder participation in the dividend reinvestment plan of Healthscope.

Financial Position and Net Tangible Asset Backing

The pro forma financial position of the Merged Group as at 30 June 2007 is summarised in Section 7 of the report. The pro forma financial position has been prepared on the basis that the Diagnostics Proposal was implemented on 30 June 2007:

Pro Forma Impact on Financial Position – As at 30 June 2007				
	Healthscope Standalone	**Pro Forma Merged Group**	**Change**	
			Cents	**%**
Net assets per share – low [52]	3.39	4.78	1.39	41.0%
Net assets per share – high[53]	3.39	4.46	1.07	31.6%
Net tangible assets per share – low[52]	3.49	2.35	(1.14)	(32.6%)
Net tangible assets per share – high [53]	3.49	2.20	(1.29)	(37.1%)
Gearing – book values[54]	40.7%	38.7%	-	(4.9%)
Gearing – market value (low)[55]	30.1%	34.5%	-	14.5%
Gearing – market value (high)[56]	29.4%	34.1%	-	16.2%

[54] Gearing is net borrowings divided by net assets plus net borrowings.

[55] Gearing is calculated as net borrowings divided by a market value of equity based on a Healthscope VWAP of $5.40 plus net borrowings.

[56] Gearing is calculated as net borrowings divided by a market value of equity based on a Healthscope VWAP of $5.60 plus net borrowings.



The table shows an uplift in Healthscope's net asset backing as a consequence of the Diagnostics Proposal. However, the net tangible asset backing of the Merged Group is significantly lower than the current net asset backing of Healthscope, due to the capitalisation of transaction costs (with the exception of debt facility costs) as intangible assets in the pro forma consolidated balance sheet of the Merged Group.

Based on book values, the gearing of the Merged Group will be marginally lower than the current gearing of Healthscope. Based on market values, however, there will be a modest increase in gearing. Assuming a continuation of recent share prices in the range $5.40-5.60, the issue of shares on the basis of a Healthscope VWAP in this range, and debt levels per the pro forma balance sheet, gearing will increase from 29.4-30.1% to around 34.1-34.5%.

9.5 Other Costs, Disadvantages and Risks

9.5.1 Integration Risks

The achievement of substantial operational synergies from the integration of Healthscope and the Diagnostics Business is fundamental to the Diagnostics Proposal and to the outlook for the Merged Group.

The $77 million of synergies that Healthscope expects to realise through the acquisition of the Diagnostics Business are cost synergies. They relate primarily to the integration of Healthscope's pathology business with Symbion's pathology business and (to a lesser extent) to savings in corporate costs. Given its existing pathology business, Healthscope should have a thorough understanding of the pathology cost synergies available. The expected corporate cost savings should be capable of reasonably accurate estimation and there should be little risk associated with their realisation. Healthscope has engaged external consultants to review and confirm its estimate of the available cost synergies.

Given the nature of the synergies expected to be realised and the process that Healthscope has undertaken to estimate those synergies, there are reasonable grounds to expect that Healthscope will be successful in realising synergies of substantially the quantum and broadly in line with the timetable currently expected.

However, business integrations (even if apparently straight forward) are inevitably risky. This riskiness is exacerbated in the case of the Diagnostics Proposal by the fact that the businesses to be acquired are of approximately the same size as Healthscope's existing businesses, significantly increasing the size and complexity of Healthscope. The challenge for Healthscope management will be to extract the expected synergies while maintaining the earnings momentum of both Healthscope's existing businesses and the businesses acquired from Symbion. This will require a successful integration of management structures and the addressing of any cultural differences between the two organisations. Retention of key management will be an important success factor. Moreover, unexpected external events over which Healthscope has no control (including for example competitive behaviour and regulatory developments) could affect the successful management of the business integration.

Accordingly, while there are reasonable grounds to expect that the expected synergies will be substantially achieved, there remains a risk that actual synergies will be materially lower than expected, that the synergies will be achieved far more slowly than expected, or that the integration process will otherwise detrimentally affect the performance of Healthscope's businesses to a material extent. Such an outcome could significantly reduce or completely eliminate the expected benefits of the Diagnostics Proposal.

The success of the integration process and the achievement of the expected synergies are ultimately the responsibility of the Board and management of Healthscope. Grant Samuel takes no responsibility for the achievement of the expected synergies and does provide any warranty or other undertaking as to their achievement.



9.5.2 Transaction Costs

Healthscope's current estimate is that its total transaction costs in relation to the Diagnostics Proposal (including costs associated with the Original Proposal) will be approximately $35 million. In addition, if the Diagnostics Proposal is implemented, Healthscope will effectively assume 70% of certain transaction costs of Symbion in relation to the implementation of the Diagnostics Proposal. The total transaction costs to be incurred by Symbion are currently estimated at around $43.4 million, of which Healthscope will effectively be responsible for $30.4 million.

Of the total transaction costs for which Healthscope will be liable of $65.4 million, $12.0 million have already been incurred, or will have been incurred, prior to the shareholder meeting. Accordingly, the incremental transaction costs that Healthscope will incur if the Diagnostics Proposal proceeds are around $53.4 million. While the transaction costs are significant, and will reduce the financial benefits of the Diagnostics Proposal, they are not significant by comparison with the value that Healthscope expects to derive from the transaction.

9.5.3 Taxation Implications of the Diagnostics Proposal

Taxation Issues for Healthscope Shareholders

There are no tax consequences for Healthscope shareholders in relation to their Healthscope shares as a result of the Diagnostics Proposal.

Deferred Tax Liability

Under the Diagnostics Proposal, Healthscope will acquire the holding company of the Diagnostics Business through the issue of new Healthscope shares to Symbion. As the historic tax values of the underlying assets in the Diagnostics Business are significantly lower than the value of the consideration provided by Healthscope, the transaction results in an unrealised tax gain (and associated deferred tax liability) being embedded in the assets acquired by Healthscope, calculated on the basis of the difference between the market value of the consideration and the historic tax value of the underlying assets of the Diagnostics Business.

Specifically, Healthscope will issue shares with a market value of approximately $1.6 billion (based on an issue price of $5.60 per Healthscope share) to Symbion. The historic tax value of the underlying assets in the Diagnostics Business is likely to be in the order of $950-1,000 million. Under the tax consolidation regime, and after factoring in the refinancing of debt, the difference in the total tax value compared to the market value is approximately $1,100-1,350 million with a tax effect (liability) of approximately $350-400 million.

However, the majority of this deferred tax liability has no immediate economic impact, and may never have any impact. The majority of the deferred tax liability will only realised by Healthscope if Healthscope disposes of all or part of the Diagnostics Business in the future.

Other Income Tax and Stamp Duty Consequences

As the Diagnostics Proposal will likely result in a change of more than 50% of Healthscope shareholders, according to the same business and ownership tests, any existing carried forward tax losses of Healthscope may no longer be able to be recouped.

Under the Diagnostics Proposal, the purchase of certain of the Diagnostics Business assets by Healthscope (to the extent these assets are directly owned by Symbion) may be subject to stamp duty and the transaction may also give rise to a clawback of any stamp duty relief or concession granted to the Diagnostics Business in respect of previous transactions.



9.6 Other Matters

9.6.1 Premium for Control

Policy Statement 74 requires the independent expert preparing a report pursuant to Section 623 of the Corporations Law (the predecessor to Item 7 of Section 611 of the Corporations Act) to identify whether any person will receive a premium for control as a consequence of the Diagnostics Proposal and to quantify the control premium. The requirement for shareholder approval under Item 7 of Section 611 arises because Symbion will be issued shares representing approximately 53-56%[57] of Healthscope's total shares on issue, substantially in excess of the 20% threshold under the Corporations Act.

A control premium conventionally represents the difference between the price paid for shares and the market price of those shares. The concept of a control premium is clearest when a party acquires a substantial or controlling shareholding in a listed company from another party for a cash payment. In such a case shareholders can identify the extent of the premium that is going to the vendor of the shares.

When new shares are being issued for a new or increased shareholding any premium paid notionally accrues to the benefit of all existing shareholders and the larger the premium, the better for shareholders. However, that analysis is complicated where the new shares are issued in exchange for a business.

In the case of the Diagnostics Proposal, no Healthscope shareholder receives a premium for control because the transaction involves the issue of new shares. The shares to be issued to Symbion will immediately be distributed to Symbion shareholders. The practical effect (based on the current Healthscope and Symbion share registers) will be that no party will end up with a shareholding of more than 20% in Healthscope (which on one view suggests no Healthscope shareholder approval should be required). The single largest shareholder in Healthscope will be Primary Health Care, with around 10.5-11.1%. While this is a significant shareholding, it is well below the 20% control threshold under the Corporations Act, and of itself will have little or no impact on control of Healthscope. Depending on the actual number of new Healthscope shares issued to Symbion, Healthscope will have two or three substantial shareholders (including Primary Health Care)

There will be no impact on control of Healthscope at a Board or management level. The current Board of Directors of Healthscope will continue, with one member of the Symbion Board joining the Healthscope Board. The Chairman and Chief Executive Officer of Healthscope will continue in their roles.

In addition, the register of Healthscope will remain relatively open. While Primary Health Care will have a shareholding of around 10.5-11.1%, Healthscope shareholders will retain the potential to receive a premium through some change of control transaction in the future. (although the shareholding of Primary Health Care could represent a blocking stake to a potential change of control transaction in some circumstances).

9.6.2 Shareholder Decision

The decision of each shareholder as to whether to vote in favour of the Diagnostics Proposal is a matter for individual shareholders based on each shareholder's views as to value and future market conditions, risk profile, liquidity preference, investment strategy, portfolio structure and tax position. In particular, taxation consequences may vary from shareholder to shareholder. If in any doubt, shareholders should consult an independent professional adviser.

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[57] These percentages do not take into account the fact that certain foreign Symbion shareholders will not receive Healthscope shares pursuant to the Diagnostics Proposal. The Healthscope shares attributable to these shareholders will be sold and the proceeds remitted to them.



This report does not purport to consider the investment merits of the Merged Group. Whether to buy, hold or sell shares in Healthscope or the Merged Group is a separate investment decision upon which Grant Samuel does not offer an opinion. Shareholders should consult their own professional adviser in this regard.



10 Qualifications, Declarations and Consents

10.1 Qualifications

The Grant Samuel group of companies provide corporate advisory services (in relation to mergers and acquisitions, capital raisings, debt raisings, corporate restructurings and financial matters generally), property advisory services and manages specialist funds. The primary activity of Grant Samuel & Associates Pty Limited is the preparation of corporate and business valuations and the provision of independent advice and expert's reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 395 (to October 2007) public independent expert and appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Stephen Cooper BCom (Hons) CA (SA) ACMA, Hannah Crawford BCom LLB CA F Fin and Cameron Stewart BCom LLB. Each has a significant number of years of experience in relevant corporate advisory matters. Bo Briedis BCom CA, Tim Frogley BCom LLB and Shakeel Mohammed MS MBA assisted in the preparation of the report. Each of the above persons is an authorised representative of Grant Samuel pursuant to its Australian Financial Services Licence under Part 7.6 of the Corporations Act.

10.2 Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel's opinion as to whether the Diagnostics Proposal is fair and reasonable to Healthscope shareholders. Grant Samuel expressly disclaims any liability to any Healthscope shareholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

Grant Samuel has had no involvement in the preparation of the Explanatory Memorandum issued by Healthscope and has not verified or approved any of the contents of the Explanatory Memorandum. Grant Samuel does not accept any responsibility for the contents of the Explanatory Memorandum (except for this report).

Grant Samuel has had no involvement in Healthscope's due diligence investigation in relation to the Explanatory Memorandum and does not accept any responsibility for the completeness or reliability of the process which is the responsibility of Healthscope.

10.3 Independence

Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with Healthscope or Symbion that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Diagnostics Proposal. Grant Samuel advises that:

- in September 2005, Grant Samuel was engaged by Mayne Group Limited to prepare an independent expert's report in relation to the proposed demerger of the pharmaceutical business from the domestic healthcare businesses that became Symbion;
- one Grant Samuel group executives holds a parcel of 1,000 shares in Symbion; and
- Grant Samuel and certain Grant Samuel executives have commitments to invest in funds managed by Archer Capital, one of the private equity funds that are to acquire the remaining



businesses of Symbion. Grant Samuel has no involvement in the management of Archer Capital and has no representation on the Board. The acquisition of the remaining business of Symbion by the private equity funds is conditional on the Diagnostics Proposal.

Grant Samuel commenced analysis for the purposes of this report in the week prior to the announcement of the Diagnostics Proposal. This work did not involve Grant Samuel participating in the setting the terms of, or any negotiations leading to, the Diagnostics Proposal.

Grant Samuel had no part in the formulation of the Diagnostics Proposal. Its only role has been the preparation of this report.

Grant Samuel will receive a fixed fee of $500,000 for the preparation of this report. This fee is not contingent on the outcome of the Diagnostics Proposal. Grant Samuel's out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993.

10.4 Declarations

Healthscope has agreed that it will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of the report. This indemnity will not apply in respect of the proportion of any liability found by a court to be primarily caused by any conduct involving gross negligence or wilful misconduct by Grant Samuel. Healthscope has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Where Grant Samuel or its employees and officers are found to have been grossly negligent or engaged in wilful misconduct Grant Samuel shall bear the proportion of such costs caused by its action. Any claims by Healthscope are limited to an amount equal to the fees paid to Grant Samuel.

Advance drafts of this report were provided to Healthscope and its advisers. Advance drafts of Section 35 and Section 44 of this report were also provided to Symbion. Certain changes were made to the drafting of the report as a result of the circulation of the draft report. There was no alteration to the methodology, evaluation or conclusions as a result of issuing the drafts.

10.5 Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the Explanatory Memorandum to be sent to shareholders of Healthscope. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

10.6 Other

The accompanying letter dated 26 October 2007 and the Appendices form part of this report.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act. The Financial Services Guide is set out at the beginning of this report.

GRANT SAMUEL & ASSOCIATES PTY LIMITED
26 October 2007

Grant Samuel & Associates

Appendix

Market Evidence

1.1 Valuation Evidence from Transactions

Set out below is a summary of transactions in the Australian healthcare sector since 2000 for which there is sufficient information to calculate meaningful valuation parameters. While all of these transactions took place prior to the current year, they provide evidence of prices that acquirers are willing to pay for healthcare related companies:

Recent Transaction Evidence – Healthcare Companies

Date	Target	Transaction	Consideration[1] (millions)	Revenue Multiple[2] (times)		EBITDA Multiple[3] (times)		EBIT Multiple[4] (times)		Ungeared NTA Multiple[5] (times)
				Historical[6]	Forecast[6]	Historical	Forecast	Historical	Forecast	
Pathology										
Dec 2005	Mansfield Pathology	Acquired by Symbion Health	$30[7]	2.0	na[8]	na	na	15.0-16.0	na	na
Oct 2004	Gribbles Group Limited	Acquired by Healthscope	$283	1.8	1.6	14.0	11.2	26.3	na	8.6
Jun 2002	Queensland Medical Laboratory	Acquired by Mayne Group Limited	$268	1.7	na	9.9	na	na	na	na
Medical Centres										
Jun 2004	Independent Practitioners Network	Acquisition of controlling interest by Sonic Healthcare	$83	1.1	na	16.2	na	na	na	22.5
Diagnostic Imaging										
Sep 2006	DCA	Private equity	$1,779	2.8	2.5	12.1	11.1	16.2	15.3	4.8
Jun 2004	MIA	Acquisition by DCA	$700[9]	2.4	2.2	9.6	na	14.0	12.0	6.1
Sep 2002	I-Med Network	Acquisition of interests not already owned by DCA	$302	2.6	1.8	9.7	6.3	12.4	8.6	na
Sep 2002	Radiation Oncology Associates	Acquisition by MIA	$23	na	na	na	na	na	6.6	4.5
Feb 2002	Queensland Diagnostic Imaging	Acquired by Mayne Group Limited	$87	2.1	1.8	10.1	7.0	15.8	na	5.4
May 2001	Radclin Medical Imaging/East Melbourne Medical Imaging	Acquisition by MIA	$78	2.0	1.9	na	na	na	8.8	6.4
Jan 2000-Jul 2001	Queensland X-ray Group / SKG Radiology / Pacific Medical	Acquisitions by Sonic Healthcare	$450	1.2 - 2.5	2.0 - 2.3	na	na	8.4-11.0	10.3 - 12.0	na
Jun 2000	MIA	Initial public offering	$392	2.5	2.4	8.6	7.7	11.4	10.2	8.2

Source: Grant Samuel analysis[10]

[1] Implied equity value if 100% of the company or business had been acquired.

[2] Represents gross consideration (that is, the sum of the equity and/or cash consideration plus borrowings net of cash) divided by revenue.

[3] Represents gross consideration divided by EBITDA.

[4] Represents gross consideration divided by EBIT.

[5] Represents gross consideration divided by ungeared NTA (i.e. net assets less intangibles plus borrowings less cash as at latest balance date).

[6] Historical multiples are based on the most recent publicly available full year earnings prior to the transaction announcement date. Forecast multiples are based on company published earnings forecasts or brokers' reports.

[7] Broker estimates.

[8] na = not available.

[9] Based on the value of the offer at the time of announcement.



A brief summary of each transaction is set out below:

Pathology

Mansfield Pathology / Symbion Health Limited

In December 2005, Symbion announced that it had entered into an agreement to acquire Mansfield Pathology; a privately owned New South Wales based pathology services operator. At the time, Symbion was Australia's second largest pathology services provider with a national market share of about 33%. Symbion was however under represented in New South Wales where, through Laverty pathology services, Symbion held approximately 20% market share. The acquisition of Mansfield Pathology, which owned 18 accredited collection centres, was expected to increase Symbion's New South Wales market share by 2% and also provide operational synergies. Though no financials were publicly disclosed, analysts estimated that transaction was valued at $30 million at an implied historical EBITA[11] multiples range of 15 – 16 times.

Gribbles Group / Healthscope Limited

In October 2004, Gribbles Limiteddisclosed that it had received a cash takeover offer from Healthscope for $0.60 per share. The offer was revised to $0.63 in November 2004 and valued the company at an enterprise value of $428.5 million. The share offer represented a 69.6% premium over the 30-day VWAP for the period prior to when the market was first informed of 'takeover approaches'. At the time of the offer, Healthscope was the third-largest for profit private hospital provider and either owned or managed 28 hospitals in Australia. Gribbles was a listed pathology services provider with about 10% share of the Australian private pathology industry. Gribbles pathology business was considered complementary to Healthscope's hospital business and the acquisition was expected to generate significant synergies. It is likely that this belief and competition in the sale process influenced the purchase price and acquisition was completed in February 2005 at a relatively high forecast multiple; 11.2 times EBITDA.

Queensland Medical Laboratory / Mayne Group

In June 2002, Mayne Group announced that it would acquire Queensland Medical Laboratory ("QML") for $268.3 million. At the time, QML owned 27 laboratories and 149 accredited collection centres; predominantly in Queensland. The acquisition was expected broaden Mayne Group's pathology network, particularly in Queensland where it operated only 1 laboratory and 3 accredited collection centres, and generate synergies to the tune of $10 million. QML's EBITDA of $27 million implied that the purchase price was 9.9 times historical EBITDA.

Medical Centres

Independent Practitioners Network / Sonic Healthcare Limited

In July 2004, Sonic announced its intention to offer 8.5 cents per share for 2 out of every 3 shares in Independent Practitioners Network ("IPN"). The offer which valued 100% of the equity in the company at $82.5 million represented a 70% premium to Primary Health Care's competing takeover offer at that time. At the time of the offer, IPN operated 73 medical centres and 28 Allied Health medical centres and the Cliveden Hill Private hospital in Melbourne. Of the 44 accredited collection centres operating at IPN medical centres, Sonic operated 41. It is likely that to preserve the revenues from these accredited collection centres, Sonic was forced to purchase a controlling stake in IPN at high multiples. When the offer closed in August 2004, Sonic owned 72% of IPN acquired at a price that was 16.2 times historic EBITDA.

[10] Grant Samuel analysis based on data obtained from IRESS, company announcements, transaction documentation and, in the absence of company published financial forecasts, brokers' reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each transaction depends on analyst coverage, availability and corporate activity.

[11] EBITA is earnings before net interest, tax, amortisation, investment income and significant items.



Diagnostic Imaging

DCA

In September 2006, CVC Asia Pacific Limited and CVC Capital Partners (private equity) announced their interest in acquiring DCA. DCA was Australia's largest diagnostic imaging provider and the largest for profit aged care business. The transaction was completed in December 2006 in a deal which valued the shareholder stake in DCA at $1.7 billion. The effective share offer of $3.46 represented 38% premium over the 3-month VWAP prior to date of announcement of the deal. The enterprise value of the transaction of $2.6 billion implied a forecast EBITDA multiple of 11.1 times. Following the completion of the transaction, DCA was privatised and de-listed from ASX in December 2006.

MIA

In June 2004, DCA and MIA agreed to merge by way of a scheme of arrangement. Under the scheme MIA was acquired by DCA for approximately $700 million (equity value at the time of announcement). MIA was a specialist in radiology and diagnostic imaging and owned 160 clinics in Australia and 16 clinics in the United Kingdom. DCA's I-Med Network owned just over 100 clinics in Australia. Following the merger, DCA became Australia's largest diagnostic imaging provider. The merger valued MIA at $1.02 per share, a 34% premium to the 30-day VWAP to 26 May 2004 (prior to market speculation of the transaction). This premium reflects in part estimated synergies of approximately $15 million per annum. As the transaction was announced during June 2004 but implemented after 30 June 2004, revenue and earnings for the year ended 30 June 2004 have been used to calculate the historical multiples. Forecast EBITDA was not publicly released by MIA but analysts estimated that the transaction implied 8-9 times EBITDA for the year ending 30 June 2005.

I-Med Network / DCA

In September 2002 DCA acquired all of the interests in the I-Med Network that it did not already own. At the time, DCA owned 65% of I-Med Limited which in turn owned interests of between 26% and 49% in five diagnostic imaging groups. The five groups included Jones Holding (17 MRI, ultrasound and x-ray sites), Gold Coast Imaging (7 x-ray, ultrasound, MRI and nuclear medicine clinics), RadPerth Clinic (12 public and private campus x-ray, MRI and nuclear medicine clinics), Southernex Imaging Groups (27 private and public hospital radiology sites) and Regional Imaging (local rural and regional diagnostic imaging clinics across Riverina (5), regional NSW (5), Tasmania (11) and Gippsland (7)). The transaction was complex and involved total consideration in shares, options and cash of $222.9 million. The historical multiples are not meaningful as the forecast period represented the first full year of earnings from two of the five imaging groups.

Radiation Oncology Associates / MIA

In September 2002 MIA announced the acquisition of Radiation Oncology Associates Pty Limited (comprising two Sydney radiation oncology service clinics) for $22.8 million. MIA announced that the acquisition occurred at a multiple of 6.6 times forecast EBITA and 4.5 times ungeared NTA.

Queensland Diagnostic Imaging / Mayne Group

In February 2002 Mayne Group Limited (now Symbion Health following the demerger of Mayne Pharma Limited) announced the acquisition of Queensland Diagnostic Imaging Pty Limited ("QDI"). At the time QDI owned 36 hospital and community clinic sites in Brisbane and the Gold Coast and was the largest Australian private diagnostic imaging practice. The acquisition enabled Mayne Group to attain a leading share in the Queensland market of approximately 28%. The transaction occurred at relatively high historical earnings multiples partly due to increased revenue from maturing operations and an estimated $2 million per annum in synergies. Forecast EBITA was not publicly available but analysts believed it to be in the range of $10-13 million which would imply forecast multiples in the range of 8.3-10.6 times EBITA.



Radclin Medical Imaging and East Melbourne Medical Imaging / MIA

In 2000 Radclin Medical Imaging Pty Limited merged with East Melbourne Medical Imaging Pty Limited to form the largest privately owned Victorian radiology practice ("Radclin"). The practice included 20 radiology and related service clinics in Melbourne and surrounding regions, located in private and public hospitals and at independent sites. In November 2000 Radclin reached an agreement to merge with Sonic in a transaction to consist of approximately 45% cash and 55% Sonic shares. However, on 30 July 2001 MIA announced that it had completed the acquisition of Radclin through the issue of 37 million shares (estimated at up to $40 million) and $39.19 million in cash. The transaction valued Radclin at $78.4 million and implied a multiple of 8.8 times forecast EBITA and 6.4 time ungeared NTA. The price reflects the competition between bidders, potential synergies and that the acquisition significantly increased MIA's presence in Victoria.

Queensland X-ray Group, Pacific Medical Imaging Group, SKG Radiology / Sonic Healthcare

Between January 2000 and July 2001, Sonic announced and completed the acquisition of Pacific Medical Imaging Group, Queensland X-ray Group, and SKG Radiology. Prior to these transactions, Sonic owned only one radiology business, New Zealand Radiology Group, which was acquired as part of SGS Medical Group. At the time of acquisition, Pacific Medical was the third largest Australian radiology business, operating clinics in New South Wales, New Zealand and Hong Kong generating annual revenue of approximately $85 million. SKG Radiology was the largest Western Australian radiology group with estimated revenue of $60 million per annum. Queensland X-Ray was the largest remaining private practice in Australia at the time of acquisition with annual revenue estimated at $80 million. Aggregate consideration for these businesses is estimated at just over $450 million. Financial information for each transaction is limited, however, broker reports around the time suggested that each acquisition occurred at between 10-12 times forecast EBITA.

MIA (initial public offering)

MIA was established in 1997 and in the period December 1997 to November 1999 it acquired six radiology groups across Australia. At the time of the initial public offering in July 2000, MIA operated 113 clinics and forecast revenue for 30 June 2001 of approximately $190 million. Its business strategy included growth through acquisition both in Australia and overseas. The initial public offering raised $74.3 million to fund a buyback of shares and to provide expansion capital. As the offering reflects sharemarket prices the implied multiples do not include a premium for control.



1.2 Valuation Evidence from Sharemarket Prices

The valuation of Symbion's Diagnostics Imaging business has been considered in the context of the sharemarket ratings of Australian healthcare companies, particularly those with diagnostic operations. While none of the selected companies is involved solely in the diagnostic industry or precisely comparable to sSymbion's operations, the sharemarket data provides some guidance by which to assess the valuation of Symbion's diagnostics businesses.

Sharemarket Ratings of Selected Listed Healthcare Companies[12]

Company	Market Capital-isation ($ millions)	EBITDA Multiple[13] (times)			EBIT Multiple[14] (times)			Price Earnings Multiple[15] (times)			Ungeared NTA Multiple (times)
		Histori-cal	Forecast Year 1	Forecast Year 2	Histori-cal	Forecast Year 1	Forecast Year 2	Histori-cal	Forecast Yr 1	Forecast Yr 2	
Sonic Healthcare Limited	A$5,327	15.3	12.0	10.8	18.2	14.4	13.0	27.6	22.5	19.0	6.9
Ramsay Health Care Limited	A$1,816	9.4	7.9	6.7	12.2	10.6	8.9	16.9	15.1	13.3	2.5
Primary Health Care Limited	A$1,478	15.7	12.9	11.0	19.6	15.9	13.3	26.8	23.3	20.0	1.8
Vision Group Holdings	A$230	10.8	10.1	8.8	12.3	11.3	10.2	18.3	15.6	13.6	14.9

Source: Grant Samuel analysis[16]

The multiples shown above are based on sharemarket prices as at 22 October 2007 and do not reflect a premium for control. All of the Australian companies have a 30 June year end.

A brief description of each company is set out below:

Sonic Healthcare Limited

Sonic is a medical diagnostics company providing pathology and radiology services within Australia, New Zealand, North America, United Kingdom, Switzerland and Germany. It employs approximately 15,000 worldwide, including over 470 pathologists and radiologists. Sonic also has a 72% interest in Independent Practitioner Network, a provider of administrative services and facilities to medical practitioners. Sonic is the largest pathology services provider in Australia and the third largest lab operator in US. The company derives almost 50% of its revenues from outside Australia. In the year ended 30 June 2007, the company generated revenues in excess of $1.8 billion primarily from provision of pathology services (77% of revenue) and radiology services (17% of revenue). Revenue grew by 14% over the prior year largely due to acquisitions. However, EBITA/Sales margins declined marginally due to the lower margins of the acquired businesses. The higher trading multiples of Sonic underline the ongoing opportunities for acquisitive growth, consolidation and associated operational leverage in US and European markets.

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[12] The data presented for each company is the last annual historical result plus the subsequent two forecast years.

[13] Represents gross capitalisation (that is, the sum of the market capitalisation adjusted for minorities, plus borrowings less cash as at the latest balance date) divided by EBITDA.

[14] Represents gross capitalisation divided by EBIT.

[15] Represents market capitalisation divided by net profit after tax (before amortisation of intangibles and insignificant items).

[16] Grant Samuel analysis based on data obtained from IRESS, company announcements and, in the absence of company published financial forecasts, brokers' reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each company depends on analyst coverage, availability and recent corporate activity.



Ramsay Health Care Limited

Ramsay is Australia's largest private hospital operator, with 67 hospitals across Australia and Indonesia. Other operations include the provision of therapy based and consultative health services. In September 2007, the company acquired Capio Health Care ("Capio"), the fourth largest private hospital provider in United Kingdom. The acquisition of Capio is expected to provide Ramsay with a platform for expansion outside Australia. In the year to 30 June 2007, Ramsay's revenues grew by 6% to of $2.1 billion. The modest growth rate underlines the limited growth opportunities Ramsay has in the Australia due to Australian Competition and Consumer Commission ("ACCC") concerns. The high cost base, large depreciation expense and the lower domestic growth prospects are reflected in the lower trading multiples for the company.

Primary Health Care Limited

Primary Health Care provides a comprehensive range of medical support services and facilities to healthcare professionals, through its medical centres, licensed day surgeries, specialist and dental clinics. It is the largest medical centre operator in Australia with a 4% share of the highly fragmented market. Primary Health Care currently operates 35 medical centres and expects to open 5 more before the end of the year. In the year to 30 June 2007, Primary Health Care reported revenues of $280.4 million; 16% higher than in the previous year. More than 57% of revenues were derived from service and medical centre provision, 31% from pathology services and the balance from health technology and radiology services. The high multiples for Primary Health Care reflect the market's premium rating of the company because of its strong growth prospects and expectations that the rollout of medical centres will continue successfully.

Vision Group Holdings

Vision Group Holdings ("Vision") is the largest provider of ophthalmic services in Australia with 24 dedicated ophthalmic consulting facilities, 10 day surgeries and 7 refractive surgery and laser centres. Vision employs approximately 450 staff and has operations across Queensland, New South Wales and Victoria. The company has a doctor base of 34 partners who hold 33% of the issued capital. In the year ended 30 June 2007, Vision's revenues grew by 30% to $99.1 million. Consulting and surgery provided 48% of the revenues with day surgery and refractive surgery accounting for 31% and 21% respectively. Queensland contributed to 47% of the revenues and New South Wales and Victoria provided 32% and 21% respectively. The business model pursued by Vision of partnering with revenue generating doctors for the provision of ophthalmic services, is largely is untested. This uncertainty is factored into its low trading multiples.

Directory

Directors

H Kevin McCann AM,
Chairman

Linda B Nicholls AO,
Deputy Chairman

Richard A F England,
Non-executive Director

Ziggy E Switkowski,
Non-executive Director

David Evans,
Non-executive Director

Philip Bullock,
Non-executive Director

Bruce R Dixon,
Managing Director

Company Secretary

Ingrid Player

Registered Office

Level 1, 407 Royal Parade
Parkville VIC 3052

Financial Adviser

Goldman Sachs JBWere Pty Ltd
Level 17, 101 Collins Street
Melbourne VIC 3000

Australian Legal Advisers

Allens Arthur Robinson
Level 27, 530 Collins Street
Melbourne VIC 3000

Share Registry

Link Market Services Limited
Level 12
680 George Street
Sydney NSW 2000

Investigating Accountant

Deloitte Touche Tohmatsu
Queen Victoria Building
180 Lonsdale Street
Melbourne VIC 3000

Independent Expert

Grant Samuel & Associates Pty Limited
Level 6
1 Collins Street
Melbourne VIC 3000
Australia

Healthscope

Annex C

1



ASX and media release
22 October 2007

SYMBION HEALTH TO CONTINUE WITH REVISED PROPOSAL

Symbion Health Limited ("Symbion Health") notes the announcement made today by Primary Health Care Limited ("Primary") that it intends to vote against the proposal by Symbion Health to merge its diagnostics business with Healthscope Limited ("Healthscope") ("the Diagnostics Proposal") and to also vote against the proposed scheme of arrangement in relation to Symbion Health's consumer and pharmacy business ("the C&P Proposal").

Primary has made its announcement today without having received or considered the explanatory memorandum which is to be issued by Symbion Health in relation to the Diagnostics Proposal and the C&P Proposal.

Given the Symbion Health shareholder approval requirements, it is possible that the Diagnostics Proposal and the C&P Proposal can be implemented even if Primary votes against the proposal.

The relevant Symbion Health shareholder approval requirements are set out below:

- for the Diagnostics Proposal: approval is only required from the holders of more than 50% of the total number of Symbion Health shares voted at the Symbion Health shareholder meeting to consider the Diagnostics Proposal; and

- for the C&P Proposal: approval is required from a majority in number of Symbion Health shareholders present and voting at the shareholder meeting holding at least 75% of the total number of Symbion Health shares voted at the shareholder meeting to consider the C&P Proposal. In addition, approval is required from the holders of more than 75% of the total number of Symbion Health shares voted at the meeting to consider the financial assistance resolution which relates to the C&P Proposal.

The Diagnostics Proposal is not conditional on the C&P Proposal. The C&P Proposal is conditional on the Diagnostics Proposal.

The Chairman of Symbion Health, Mr Paul McClintock said:

"When Symbion Health agreed to proceed with the Diagnostics Proposal and the C&P Proposal, Symbion Health recognised the possibility that the Diagnostics Proposal might be implemented and the C&P Proposal might not be implemented.

"Primary's 20% shareholding in Symbion Health is unlikely to be sufficient to block the Diagnostics Proposal, and we believe the Diagnostics Proposal alone would create significant value for Symbion Health shareholders. Once the Diagnostics Proposal is approved, Symbion Health shareholders should vote for the C&P Proposal unless they consider that there would be greater value for Symbion Health shareholders to continue to own these businesses as part of a standalone listed entity.

Symbion Health Directors continue to unanimously recommend the Diagnostics Proposal and the C&P Proposal in the absence of a superior proposal and subject to the receipt of satisfactory reports from the independent expert."

Symbion Health notes that Primary may change its voting intention, including if there is a material change in circumstances or in the structure of the proposal.

Symbion Health also notes that Primary is able to sell its shares in Symbion Health to a third party who may vote in favour of the Diagnostics Proposal and / or the C&P Proposal.

Symbion Health notes that Primary has not made any comment about its willingness to support the original proposal. If, on or before midday (Melbourne time) on the fifth day after the release of the explanatory memorandum in relation to the Diagnostics Proposal and the C&P Proposal, Primary makes a public and legally binding commitment (in an acceptable form) to support the original proposal, Symbion Health, Healthscope and the IAC consortium will seek to implement the original proposal.

For further information please contact:

Symbion Health
Caroline Ingham
Investor Relations Manager
Symbion Health Limited
Ph: +61 3 9918 2802
Mob: +61 419 526 355

Annex C

2

PRIMARY HEALTH CARE LIMITED
(ACN 064 530 516)
LEVEL 1, 30-38 SHORT STREET
LEICHHARDT NSW 2040
TEL: (02) 9561 3300 FAX: (02) 9561 3302

YOUR REF:
OUR REF:

22 October 2007

ASX Limited
COMPANY ANNOUNCEMENTS OFFICE
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

Please refer to attached ASX Announcement for immediate release to the market.

Yours faithfully



Andrew Duff
Company Secretary

1

PRIMARY HEALTH CARE LIMITED
(ACN 064 530 516)
LEVEL 1, 30-38 SHORT STREET
LEICHHARDT NSW 2040
TEL: (02) 9561 3300 FAX: (02) 9561 3302

ASX ANNOUNCEMENT

22 October 2007

PRIMARY TO VOTE AGAINST REVISED PROPOSAL

Primary Health Care Limited ("Primary") today advised that it intends to vote against Symbion Health Limited's ("Symbion") Revised Proposal to sell its diagnostic business to Healthscope Limited ("Healthscope") ("Diagnostic Proposal") and the proposed scheme of arrangement in relation to Symbion's consumer and pharmacy business ("C&P Proposal") (absent a material change in circumstances or in the structure of the Revised Proposal).

Primary notes that the proposed scheme of arrangement in relation to the C&P Proposal requires approval by the holders of at least 75% of Symbion shares voted at the scheme meeting. Given Primary's voting intentions, the outcome of the scheme vote is far from certain, particularly having regard to the voting outcome in the original proposal.

Primary has written to Ernst & Young Transaction Advisory Services Ltd (**E&Y**)[1] (the Independent Expert engaged by Symbion in relation to the original proposal with Healthscope) to advise them of Primary's voting intentions, given their relevance to the Revised Proposal.

Primary has also raised a number of other matters with E&Y reflecting Primary's broader concerns regarding the inherent value of the Revised Proposal, including:

- The value realisable for Symbion's shareholders in respect of Symbion's consumer and pharmacy business if the C&P Proposal is rejected

- The value of the Diagnostics Proposal and in particular the value of the Healthscope consideration being offered

- The amount of any tax leakage under the Revised Proposal if ATO approval of capital gains tax and demerger relief is not forthcoming. Primary remains concerned that a favourable ATO ruling may not be received

Primary notes that the current trading price of Symbion is around $4.05 per share.

-Ends-

[1] Assuming they are appointed as Independent Expert.

Annex C

3



18 October 2007

Dear Shareholder

I would like to take this opportunity to thank you for your support as a Symbion Health shareholder, in what has been an eventful period for the Company. You have received a significant amount of material in recent months in relation to your shareholding in Symbion Health. This letter encloses the notice of meeting for Symbion Health's 2007 Annual General Meeting on Friday 30 November 2007. In addition, I thought I should also take this opportunity to provide you with an update on developments in recent weeks, as well as outlining what you can expect in coming months.

The Original Proposal put to Shareholders on 11 September 2007

On 11 September 2007, Symbion Health shareholders voted on the proposed merger with Healthscope and the subsequent sale of Symbion Health's Consumer and Pharmacy Businesses to a consortium comprising Ironbridge and Archer Capital ("the IAC Consortium"). Although this proposal received resounding support from 99.2% of the votes cast (other than those of Primary Health Care, a competitor of Symbion Health), the proposal was not approved by the requisite majority. Thank you to all shareholders who voted in relation to the proposal. Over 80% of shareholders voted, which is close to the highest voting participation for schemes of arrangements in recent years - a very encouraging outcome.

The resounding support for the original proposal from shareholders other than Primary Health Care also provided further support to continue discussions with Healthscope and IAC. Since the shareholder meeting on 11 September 2007, the Symbion Health Board has considered all alternatives currently available to the Company, and has concluded that pursuing a transaction with Healthscope and the IAC Consortium that substantially replicates the original proposal is in the best interests of Symbion Health shareholders.

The Revised Proposal

Accordingly, on 8 October 2007, Symbion Health announced a revised proposal with Healthscope and the IAC Consortium that, if implemented, will substantially replicate the original proposal. The strategic and financial rationale for the revised proposal remains compelling. In the coming weeks you will be sent an Explanatory Memorandum in relation to the revised proposal, together with notices of meeting for the shareholder meetings being convened to approve the revised proposal and the relevant proxy forms. The Explanatory Memorandum will contain all the information necessary to enable you to consider your voting intentions in relation to the revised proposal.

Primary Health Care remains a 20.0% shareholder in Symbion Health. However, no proposal has been received from Primary Health Care that the Symbion Health Board considers is a superior proposal or, based on the information available to it, is capable of being a superior proposal for all Symbion Health shareholders. Nevertheless, under the revised proposal the Symbion Health Board's ability to consider competing proposals has been further enhanced, with proposals able to be received at any time up until the shareholder meetings.

We will again be asking for your voting support in relation to the revised proposal, either by filling out the proxy forms, or by attending the shareholder meetings. For your convenience, we are looking to hold the shareholder meetings to approve the revised proposal the morning of the day of the Annual General Meeting and at the same venue, and we expect to be able to announce the outcome of the voting in relation to the revised proposal at the Annual General Meeting. It is anticipated that the first of these meetings to approve the revised proposal will commence at 10.30am.

In the lead up to the shareholder meetings, you may receive a phone call in relation to the revised proposal. These calls are to gauge shareholder sentiment in relation to the proposal, as well as to encourage shareholders to exercise their votes and have a say in the future of their company. A shareholder information line will also be set up, to address any queries you may have.

Symbion Health Limited

2007 Annual General Meeting

Enclosed with this letter is the notice of meeting in relation to Symbion Health's 2007 Annual General Meeting, scheduled to be held on Friday 30 November 2007 at 2.30pm at The River Room, Level 1, Crown Towers, 8 Whiteman Street, Southbank, Victoria. Also enclosed is a proxy form to allow you to vote if you are not able to attend the Annual General Meeting in person.

Thank you again for your continued support as a Symbion Health shareholder.

Yours faithfully,



Paul McClintock
Chairman
Symbion Health Limited

Notice of 2007 Annual General Meeting



symbion Health

life matters®



The 2007 Annual General Meeting of Symbion Health will be held as follows:

Friday 30 November 2007 at 2.30 pm

The River Room
Level 1, Crown Towers
8 Whiteman Street
Southbank, Victoria
(Queensbridge St end of the Crown complex)

Symbion Health Limited
ABN 56 004 073 410

Registered Office
Level 7, 5 Queens Road
Melbourne Victoria 3004

All share registry communications to:
Link Market Services Limited
Locked Bag A14 Sydney South
New South Wales 1235

Telephone 1300 727 265
or +61 2 8280 7758
Facsimile 61 2 9287 0309
(for proxies only)

Ordinary Business

Financial Report

1. To receive and consider the Financial Report of the Company for the year ended 30 June 2007 and the reports of the Directors and auditors.

Non-binding Advisory Vote – Adoption of Remuneration Report

2. To adopt the Remuneration Report for the year ended 30 June 2007.

   The Remuneration Report is set out on pages 21 to 28 of the Annual Report 2007.

Election and the Re-election of Directors

3. Mr Paul McClintock retires by rotation in accordance with rules 35(c) and (g) of the Company's constitution and, being eligible, offers himself for re-election.

4. Mr Jim Hall retires by rotation in accordance with rules 35(c) and (g) of the Company's constitution and, being eligible, offers himself for re-election.

5. Dr Christine Bennett who was appointed a Director on 1 February 2007, retires in accordance with rules 35(a) and (b) of the Company's constitution and, being eligible, offers herself for election.

By Order of the Board



I A Paine
Secretary

18 October 2007

Voting Information

1. For the purposes of the meeting, shares will be taken to be held by the persons who are registered holders at 7.00pm (Melbourne time) on 28 November 2007. Accordingly, share transfers registered after that time will be disregarded in determining entitlement to attend and vote at the meeting.

2. A shareholder entitled to attend and vote has a right to appoint a proxy to attend and vote instead of the shareholder. A proxy need not be a shareholder and can be either an individual or a body corporate. If a shareholder appoints a body corporate as a proxy, that body corporate will need to ensure that it:

   - appoints an individual as its corporate representative to exercise its powers at the meeting, in accordance with section 250D of the Corporations Act 2001 (Cth); and
   - provides satisfactory evidence of the appointment of its corporate representative.

   If such evidence is not received at least 48 hours before the meeting, the body corporate (through its representative) will not be permitted to act as a proxy.

   A form of appointment of proxy is enclosed. To be effective, the document appointing the proxy (and if the appointment is signed or executed by the appointor's attorney, the authority under which the appointment was signed or a certified copy of the authority) must be received by the Company at least 48 hours before the meeting. The documents should be delivered to the Company's Share Registry, Link Market Services Limited, Level 12, 680 George Street, Sydney NSW 2000 Australia (Postal Address: Locked Bag A14, Sydney South NSW 1235 Australia) or sent by facsimile to the following number (02) 9287 0309 (international +(612) 9287 0309) by 2:30pm (Melbourne Time) Wednesday 28 November 2007.

   A shareholder who is entitled to cast two or more votes may appoint no more than two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using the enclosed proxy form, an additional form of proxy is available on request from the Share Registry.

3. A representative of a company attending the meeting must present satisfactory evidence of his or her appointment to attend on its behalf, unless previously lodged with the Company's Share Registry.

4. Please refer to other notes appearing on the enclosed form of proxy.

Explanatory notes to shareholders

Ordinary Business

1. Financial Report

The financial report for consideration at the meeting will be the full Financial Report. Unless a shareholder instructs otherwise, each shareholder is sent the Annual Report 2007 and not the full Financial Report. Any shareholder wishing to receive a copy of the full Financial Report should contact the Company's Share Registry and a copy will be forwarded without charge.

2. Non-binding Advisory Vote – Adoption of Remuneration Report

Shareholders are asked to adopt the Company's Remuneration Report. The Remuneration Report is set out on pages 21to 28 of the Annual Report 2007 and is also available from the Company's website.

The Remuneration Report:

- describes the policies behind, and the structure of, the remuneration arrangements of the Company and the link between the remuneration of employees and the Company's performance;
- sets out the remuneration arrangements in place for each Director and for certain members of the senior management team; and
- explains the differences in approach for remunerating Non-Executive Directors and executives of the Company, including the Managing Director.

A reasonable opportunity for discussion of the Remuneration Report will be provided at the Annual General Meeting.

The vote on resolution 2 is advisory only, and does not bind the Directors or the Company. Nevertheless, the outcome of the vote will be taken into consideration by the Board when considering the remuneration arrangements of the Company.

The Board unanimously recommends that shareholders vote in favour of adopting the Remuneration Report.

3., 4. and 5. Re-election and Election of Directors

Messrs McClintock and Hall retire by rotation and offer themselves for re-election.

Dr Christine Bennett retires in accordance with rules 35(a) and (b) of the Company's constitution and offers herself for election.

The experience, qualifications, competencies and other information about the candidates appear below:

Mr Paul McClintock
BA, LLB
Age 58

Mr McClintock joined the Board in June 2005 and was appointed as Chairman from November 2005. He is also a member of the Board's Remuneration Committee.

Mr McClintock has been Director of the private investment-banking firm McClintock Associates for more than 20 years. He was previously Secretary to Cabinet and Head of the Cabinet Policy Unit, reporting to the Prime Minister (2000-2003), and a Commissioner of the Health Insurance Commission. He was also formerly Chairman of Affinity Health Limited.

Mr McClintock is currently a Director of Perpetual Limited (since April 2004), a Director of Macquarie Infrastructure Group (since May 2003), a Director of European Australian Business Council Ltd (since July 2007) and Chairman of Medibank Private (since March 2007). He is also Chair of Thales Australia, St Vincent's Centre for Applied & Clinical Research and COAG Reform Council.

The Board (other than Mr McClintock) unanimously recommends that shareholders vote in favour of the resolution to re-elect Mr McClintock.

Mr Jim Hall
BCom (Acc), FCPA
Age 56

Mr Hall joined the Board in June 2005. He is Chair of the Board's Audit & Compliance Committee and a member of the Remuneration Committee.

Mr Hall held various senior financial management roles at BHP Biliton until 2002. He was also the Executive Director of Finance at Orica Limited from February 2002 to January 2005.

Mr Hall is currently a Director of Paperlinx Limited (since May 2007), Alesco Corporation Limited (since July 2005), the ConnectEast Group (since June 2005) and Centro Properties Group (since September 2005) and a member of JP Morgan Advisory Council. He was formerly a Director of Affinity Health Limited.

The Board (other than Mr Hall) unanimously recommends that shareholders vote in favour of the resolution to re-elect Mr Hall.

symbion Health

Dr Christine Bennett
MBBS, Master of Paediatrics, Fellow of the Royal Australasian College of Physicians
Age 51

Dr Bennett joined the Board in February 2007. She is a member of the Board's Audit & Compliance Committee and Remuneration Committee.

Dr Bennett has held senior positions in the NSW Department of Health, was CEO of Westmead Hospital and has been a Partner for Health and Life Sciences at KPMG.

Dr Bennett is currently a Director of HeartWare Limited (since January 2005), Australian Health Insurance Association, Research Australia Limited and the Australian Centre for Health Research. She is a Member of the Advisory Panel of Inteq Limited, a member of the Ministerial Advisory Group for e-Health and Chair of the Clinical Advisory Committee of Medical Therapies Limited.

Dr Bennett is currently a Group Executive and Chief Medical Officer of MBF Australia Ltd.

The Board (other than Dr Bennett) unanimously recommends that shareholders vote in favour of the resolution to elect Dr Bennett.

All candidates are considered by the Board to be independent, having regard to the guidelines for assessing independence set out in the ASX Corporate Governance Council's "Principles and Recommendations". Broadly speaking, these guidelines seek to determine whether the Director is generally free of any interest and any business or other relationship that could, or could be perceived to, materially interfere with the Director's ability to act in the best interest of the Company.

symbion Health

ABN 56 004 073 410

APPOINTMENT OF PROXY

If you would like to attend and vote at Symbion Health's 2007 Annual General Meeting, please bring this form with you This will assist in registering your attendance

Please return your Proxy forms to:
Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: 1800 628 703
(02) 8280 7513
Facsimile: (02) 9287 0309
ASX Code: SYB
Website: www.linkmarketservices.com.au



X99999999999

A I/We being a member(s) of Symbion Health Limited ("Symbion Health") and entitled to attend and vote at Symbion Health's 2007 Annual General Meeting hereby appoint

the Chairman of the Meeting (mark box) ☐ **OR** if you are NOT appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the 2007 Annual General Meeting of Symbion Health to be held on Friday, 30 November 2007 at 2:30pm, at The River Room, Level 1, Crown Towers, 8 Whiteman Street, Southbank, Victoria and at any adjournment of that meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting. The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

B To direct your proxy how to vote on any resolution please insert [X] in the appropriate box below.

	For	Against	Abstain*
Resolution 2 Non-binding Advisory Vote – Adoption of Remuneration Report	☐	☐	☐
Resolution 3 Re-election of Mr Paul McClintock as a Director	☐	☐	☐
Resolution 4 Re-election of Mr Jim Hall as a Director	☐	☐	☐
Resolution 5 Election of Dr Christine Bennett as a Director	☐	☐	☐

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

C **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign, provided that if more than one form is received signed by different joint holders, the appointment made by the holder named first in the register will be accepted to the exclusion of the appointment(s) made by the other joint holder(s). If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act* (or equivalent legislation for companies incorporated outside Australia)

Link Market Services Limited advises that Chapter 2C of the *Corporations Act* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).



SYB PRX744

Annex C

4

PRIMARY HEALTH CARE LIMITED
(ACN 064 530 516)
LEVEL 1, 30-38 SHORT STREET
LEICHHARDT NSW 2040
TEL: (02) 9561 3300 FAX: (02) 9561 3302

YOUR REF:
OUR REF:

11 October 2007

ASX Limited
COMPANY ANNOUNCEMENTS OFFICE
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

Please refer to attached ASX Announcement for immediate release to the market.

Yours faithfully



Andrew Duff
Company Secretary

PRIMARY HEALTH CARE LIMITED
(ACN 064 530 516)
LEVEL 1, 30-38 SHORT STREET
LEICHHARDT NSW 2040
TEL: (02) 9561 3300 FAX: (02) 9561 3302

ASX ANNOUNCEMENT

11 October 2007

SYMBION IGNORES POTENTIAL VALUE TO SHAREHOLDERS OFFERED BY PRIMARY APPROACH

Primary Health Care Limited ("Primary") today described the dismissal of its approach to the Symbion Health Limited ("Symbion") board as "regrettable and myopic" and said it brought into further question the board's duty to act in the best interests of all shareholders.

As Primary repeated in its statement yesterday, its preferred approach requires engagement from Symbion, however despite numerous requests for this to occur that recommendation has been rejected outright by Symbion.

Primary believes that Symbion's attitude is value destructive for shareholders and that its so called "Plan B" deal with Healthscope Limited ("Healthscope") has been rushed to market without any attempt to adequately compare it to Primary's alternative.

Primary is firmly of the view that it is in the best interest of all Symbion shareholders for its board to explore what deal is possible with Primary.

Furthermore, it is regrettable that Symbion continues to speculate as to Primary's intentions when they have not attempted to engage with our management or advisors.

Symbion has deliberately misrepresented Primary's letter of 8 October 2007 as a proposal (see attachment), in spite of the fact that Primary has been unable to sit at the table with Symbion to engage in meaningful discussion, despite numerous requests to do so, or conduct due diligence.

An additional concern is that Healthscope has stated it is not prepared to agree to Primary's proposal despite the fact it has no current interest in Symbion, and Primary is Symbion's largest shareholder.

Primary also has serious concerns with the haste in which this so called "Plan B" was announced, and calls into question why the Symbion Board would enter into significant break-fee arrangements with Healthscope when the probability of a better deal emerging from a Primary was a reality.

Over the past few weeks Primary has been in correspondence with Symbion, seeking engagement with a view to clarifying the nature of lock up agreements with Healthscope. Irrespective of this and despite Primary's indication that it would be willing to offer a transaction multiple for certain assets that is equal to, or better than, the multiples implied by the original Healthscope / Symbion transaction, Symbion has still refused to engage.

Specifically:

On Wednesday 26 September

- Primary contacted Symbion's advisor via phone and said that Primary wanted to meet with Symbion and propose an offer for assets
- In that conversation, Primary indicated that the price it would be willing to pay would be superior to what Healthscope had already offered.
- Symbion's advisor said that it would speak with Symbion and revert

On Friday 28 September

- Primary received correspondence from Symbion late in the evening stating that they would not be willing to meet with Primary and that they required a formal letter of offer.
- Primary called Symbion's advisor and said that the request for a specific price for assets was an impossible ask as the assets Primary would like to make an offer for are not accounted for separately (i.e. impossible for an outsider to know the revenue or EBITDA of those businesses).
- Symbion's advisor advised Primary that it should include a relevant metric (such as multiple of EBITDA) in any indicative proposal in order to meet Symbion's criteria.

On Thursday 4 October

- Primary's Managing Director sent correspondence to Symbion's Managing Director indicating that it intended to discuss the need for a formal letter of offer at Board level and revert.
- Primary, via Primary' General Counsel, sent correspondence to Symbion's General Counsel highlighting Primary's concern that there would be an inability for Primary to productively engage with Symbion if Symbion entered into any lock up or break fee arrangements.

On Monday 8 October

- Primary outlined a potential alternate proposal in writing.
- The letter included an indication that Primary was willing to pay an attractive multiple for selected assets – over and above the multiple implied by the original Healthscope deal
- Primary noted that further detail was difficult without the ability to engage constructively.
- Primary also indicated that it was willing to consider other structures and hear Symbion's views on the structure outlined by Primary.

Primary is concerned and alarmed about Symbion's desire to protect the interests of Healthscope over and above the interests of its own shareholders by locking itself into new break-fee arrangements and refusing to reasonably entertain discussions with other interested parties. Even in spite of the fact that Primary had encouraged Symbion to enter into discussions with it.

By refusing to engage with other parties, Symbion is ignoring opportunities which could lead to a better outcome for Symbion shareholders and there is little doubt the conduct of the Symbion Board will inevitably be called to account.

Primary's letter of 8 October 2007 is attached.

-Ends-

PRIMARY HEALTH CARE LIMITED
(ACN 064 530 516)
LEVEL 1, 30-38 SHORT STREET
LEICHHARDT NSW 2040
TEL: (02) 9561 3300 FAX: (02) 9561 3302

8 October 2007

Mr. Robert Cooke
Managing Director and Chief Executive Officer
Symbion Health Limited
Level 7, Queens Road
MELBOURNE VIC 3004

CONFIDENTIAL

Dear Robert,

POTENTIAL ALTERNATE TRANSACTION PROPOSAL

I refer to your letter dated 28 September 2007, subsequent and ongoing correspondence.

Primary Health Care Limited ("Primary") continues to consider its options in relation to its investment in Symbion Health Limited ("Symbion"). One option could involve an agreed transaction between Symbion, Healthscope and Primary.

In your letter dated 28 September you state that it has always been open for Primary to put forward a proposal to Symbion. As you are aware, Primary previously (letter 5 September 2007) expressed the desire to enter into discussions in relation to certain Symbion assets. To date Primary has been unable to do so in a detailed manner given the lack of engagement from Symbion (and Healthscope).

OUTLINE OF A PROPOSAL

Pathology

(i) Primary to acquire part of the Symbion Sydney metropolitan pathology business and some other regional assets.

(ii) Primary to acquire an economically viable part of Symbion's Victorian Pathology business (Dorevitch Lab).

(iii) Primary would have Healthscope/Symbion as its pathology provider to Primary's medical centres in areas where Primary does not have pathology infrastructure.

(iv) Primary could, at Healthscope's option, provide NSW laboratory facilities to Healthscope. This would be at a contract price-structure to give Healthscope the EBITDA benefit of scale.

Medical Centres - Primary to acquire.

Radiology

Primary to acquire some of Symbion's radiology businesses. These would generally be community-based sites near to Primary's current or future medical centres. This may be c.10% of the current Symbion radiology business.

Information Technology, Software

Primary's HCN and DDI would contract to develop and implement across Symbion/Healthscope, information technology systems to provide cost savings, better healthcare delivery, and improved market share.

These gains are available, are material, up to $20m plus per annum. They are achievable over the next three years. I think these have not been seen as achievable by Healthscope/Symbion because they do not have positive past experience, do not have ownership nor experience in this area. (Some examples: there are savings in pathology data entry costs. These costs are currently $1.30 per referral in Symbion. With c.11m referrals per annum there are cost savings of c. $10m per annum achievable. Focus and implementation is the key to their achievement. The latter is the business of HCN/DDI. In addition, there are flow-on benefits. There is elimination of data entry errors, reduction in costs of coning, improved laboratory workflow, better healthcare delivery and expansion of practice goodwill. While, in radiology, there are real cost savings, better healthcare delivery, increase in market share by the introduction of "filmless" systems of reporting, image storage and delivery).

Price And Timing

Primary would pay a net bundle price equal to, or better than, the implied EBITDA multiples of the prior Healthscope/Symbion proposal. With Primary's 1/5th ownership of Symbion, funding is available. Primary does not have a set view as to structure. Primary's requirement for due diligence would relate to the assets indicated. This, with benefits for all in a speedy resolution, should produce a reduced time frame of implementation than alternative proposals.

While some benefits of the proposal are clear, there are less apparent benefits I briefly cover:

- In pathology, we believe that the ACCC would be amenable to removal of the need for other divestments by Healthscope.

- Primary medical centres would provide immediate gains, and future profitable growth, to Healthscope/Symbion pathology in areas where Primary does not have pathology infrastructure.

- There may be some savings in not having to close Dorevitch Laboratory.

- Healthscope, at its option, would acquire Symbion's Sydney pathology that relates to its hospitals.

- The portion of Symbion's radiology business that Primary would mostly acquire would be the least attractive from its current earnings and future potential. The future potential of those community radiology sites will be further reduced by Primary's nearby medical centre radiology development.

- There would be gains for Symbion/Healthscope radiology services from Primary Centres utilizing Symbion/Healthscope radiology facilities for services that Primary does not have in its centres. These are often higher paying modalities. The realization of these gains can be significant, and more assured, with the implementation of the IT/software between Primary's medical centres and Symbion's larger radiology practices.

- There are structural impediments to current Symbion medical centres achieving Primary's outcomes. They are not seen by the market as a positive for Healthscope/Symbion management.

GENERAL BENEFITS OF PROPOSAL

1. There would be greater EPS accretion to Healthscope/Symbion shareholders than with prior proposal. Hence, greater value to Healthscope/Symbion shareholders and less dilution of Healthscope shareholders.

2. Transaction costs and tax cost minimized. Certainly, less tax risk than "Plan B" etc.

3. Opportunity to realize the maximum potential of all Symbion assets so that all stakeholders benefit, i.e. each group of shareholders and the community likely to have better healthcare delivery.

4. Ability to complete a transaction in a shorter time frame, with more certainty, and with less risk to the ongoing business, than possible alternatives.

5. Greater likelihood of realization of the benefits of a merger for Healthscope/Symbion, i.e. less execution risk and more potential upside from a cooperative IT/software implementation and other elements of the proposal.

6. Market acceptance as a rational outcome. Market would appreciate the benefits of the various components of this proposal.

Primary remains keen to engage with Symbion and Healthscope to develop a mutually beneficial proposal that would deliver the publicly stated desired outcome (i.e. the sale of all of Symbion's businesses) but on a more attractive basis for Symbion shareholders and with greater transaction certainty.

As previously stated on a number of occasions, Primary confirms that in the event that Symbion enters into further lock-up arrangement with Healthscope, that this will significantly impact Primary's ability to constructively engage with Symbion in relation to the above or any alternate proposal and that this outcome would clearly be detrimental to Symbion shareholders.

Primary wishes to consider other potential transaction alternatives with Symbion. Irrespective of Symbion's view on the transaction structure described above, Primary believes there is a strong merit in the parties engaging.

I suggest that in the first instance, our respective advisers, Caliburn and UBS, meet to discuss this proposal and determine how it may be progressed in a mutually acceptable manner.

Yours faithfully



Edmund Bateman
Managing Director
Primary Health Care Limited

Annex C

5

symbion Health

ASX and media release
10 October 2007

SYMBION HEALTH RESPONSE TO PRIMARY HEALTH CARE'S ANNOUNCEMENT

Symbion Health Limited ("Symbion Health") notes the announcement made yesterday by Primary Health Care ("Primary") in relation to the revised proposal between Symbion Health, Healthscope and the IAC Consortium ("Revised Proposal") that was announced on 8 October 2007.

By blocking the original proposal and now criticising the Revised Proposal, Primary appears to be seeking to prevent Symbion Health shareholders as a whole from obtaining the benefits of such a proposal.

Symbion Health believes a number of the comments made by Primary are inaccurate and misleading.

Primary comment	Symbion Health response
Significant value leakage	• The implied value of the Revised Proposal is less than 2% lower than the of the original proposal (after taking into account the 2007 Symbion Health final dividend paid on 28 September 2007) – this is not "significant value leakage" • The ATO rulings do not represent a potential source of value leakage. The Revised Proposal is conditional upon the receipt of satisfactory ATO rulings in relation to capital gains tax rollover relief and demerger relief • If the sale of the Consumer and Pharmacy businesses (the "C&P Proposal") does not proceed, Symbion Health shareholders would retain an interest in these business which are generating strong earnings and cashflows
Low transaction certainty due to the need to obtain tax rulings	• The fact that implementation of the Revised Proposal is conditional on the receipt of satisfactory tax rulings is not unusual. Many transactions are conditional on the receipt of tax rulings, including the original proposal • The tax outcome for shareholders under the Revised Proposal is essentially the same as under the original proposal • It is incorrect to state that the Revised Proposal seeks to use the demerger relief provision in an unintended way • Symbion Health has been dealing with the ATO to seek to ensure that the terms of the Revised Proposal are subject to favourable rulings from the ATO • Symbion Health believes that the transactions to effect the Diagnostics Proposal (as described in Symbion Health's release dated 8 October 2007) will properly qualify for scrip-for-scrip rollover and demerger rollover under the capital gains tax rules • The availability of tax rollover relief on these transactions is consistent with the tax policy of providing shareholders with (i) capital gains tax rollover where shares in an entity are exchanged for shares in another entity and (ii) capital gains tax rollover where shares in a subsidiary of a listed corporate group are distributed to shareholders of the group as part of a genuine separation of assets

Primary comment	Symbion Health response
Symbion Health shareholders may not unlock full value as the C&P Proposal may not complete	• Symbion Health shareholders have the opportunity to realise an attractive value for the Consumer and Pharmacy businesses. If the C&P Proposal does not proceed, Symbion Health shareholders would retain an interest in these businesses which are generating strong earnings and cashflows
Loss of flexibility for Symbion Health shareholders	• Symbion Health shareholders who do not want to retain their exposure to Healthscope can realise cash for their Healthscope shares by selling them on market
The Revised Proposal is clearly inferior to Primary's alternate proposal and the Original Scheme	• As noted in Symbion Health's announcement earlier today, the Symbion Health Board does not believe the proposal received from Primary on 8 October 2007 is in the best interests of Symbion Health shareholders • The original proposal had an implied value of approximately 9 cents per share more than the Revised Proposal. Symbion Health notes the reason the original proposal was not approved was Primary voted its shares against that proposal • If Primary makes a public and legally binding statement to support the original proposal before 12 noon (Melbourne time) on the fifth day after shareholder documentation for the Revised Proposal is released on the ASX, Symbion Health, Healthscope and the IAC Consortium will seek to implement the original proposal
Symbion Health entered into lock-up arrangements despite the fact that it was on notice that Primary was intending to revert later after discussion with the Primary Board	• Primary's letter (dated 4 October 2007), which was responding to a letter from Symbion Health (dated 28 September 2007), gave no indication that it was intending to send a proposal of any description to Symbion Health • When Primary did revert on 4 October 2007, it did not mention any proposal (or the prospect of any proposal) in its letter to Symbion Health

The Revised Proposal with Healthscope and the IAC Consortium has an implied value of between $4.23 and $4.43[1] per Symbion Health share through a combination of Healthscope shares and cash.

Under the Revised Proposal, the ability for Symbion Health to consider competing proposals has been further enhanced. Consequently, Symbion Health can consider competing proposals for:

- just the Diagnostics business; or
- just the Consumer and Pharmacy businesses (conditional on the sale of the Diagnostics business); or
- for Symbion Health (comprising the Diagnostics business and the Consumer and Pharmacy businesses);

at any time until the relevant shareholder approvals are received. When considering any such competing proposal the Symbion Health board needs to reasonably expect that any alternative proposal would be capable of becoming a superior proposal before it is able to engage in discussions with respect to such a proposal.

The Symbion Health Board continues to unanimously recommend the Revised Proposal with Healthscope and the IAC Consortium, in the absence of a superior proposal and subject to the receipt of satisfactory reports from the independent expert.

The Symbion Health Board will continue to act in the best interests of Symbion Health shareholders as a whole.

For further information please contact:

Symbion Health
Caroline Ingham
Investor Relations Manager
Symbion Health Limited
Ph: +61 3 9918 2802
Mob: +61 419 526 355

Note:
1. Assumes that the Healthscope VWAP is between $5.30 and $6.51, that the new Healthscope shares are valued at a price equal to the Healthscope VWAP and that the C&P Proposal is completed. The Healthscope VWAP, refers, in general terms to the average of the daily volume weighted average prices for Healthscope shares on ASX during the Healthscope VWAP period, being the 10 trading days prior to the meeting to approve the Diagnostics Proposal. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which new Healthscope shares trade.

Annex C

6



ASX and media release
10 October 2007

SYMBION HEALTH REJECTS PROPOSAL FROM PRIMARY HEALTH CARE

Symbion Health Limited ("Symbion Health") today announced that it had rejected a proposal from Primary Health Care Limited ("Primary") for Primary to acquire Symbion Health's medical centres business and selected parts of Symbion Health's pathology and radiology businesses ("Primary's Proposal").

Primary's Proposal was to acquire an unspecified part of Symbion Health's NSW pathology business (both metropolitan and some other regional assets), part of the Victorian pathology business, Symbion Health's medical centres and certain radiology sites located near Primary's medical centres (the "Selective Assets"). In addition, Primary proposed it would supply various information technology systems, for an unspecified price.

Primary's Proposal did not include details of a proposed price for these selective assets other than a reference to a "net bundle price equal to, or better than, the implied EBITDA multiples of the prior Healthscope/Symbion proposal". Primary's Proposal did not specify details of the conditions of its proposal (other than Primary's requirement for unspecified due diligence) or details of how it proposed to fund the acquisition of the Selective Assets (other than a reference to Primary's 20% shareholding in Symbion Health). It is possible that Primary would seek to have its Symbion Health shares cancelled in exchange for the Selective Assets being transferred to it. If this was the case, it is possible that Symbion Health shareholders may not have the opportunity to receive any direct consideration from such a transaction.

The Board of Symbion Health has carefully considered Primary's Proposal and has determined that Primary's Proposal is not in the best interests of Symbion Health shareholders.

The assets which Primary is seeking to acquire are integral to Symbion Health's Diagnostics business and Symbion Health believes that there would be a significant loss of value if the Diagnostics business were broken up in the way Primary proposes.

Under the revised merger proposal with Healthscope Limited ("Healthscope"), Symbion Health shareholders have the opportunity to realise a very attractive value for all of Symbion Health's Diagnostics business and an opportunity to participate directly in the benefits which are expected to be realised from the merger with Healthscope. Symbion Health believes that the value which is expected to be created by not breaking up Symbion Health's Diagnostics business and also by combining the Selective Assets (and other parts of Symbion Health's Diagnostics business) with Healthscope's pathology business significantly exceeds the value of Primary's Proposal. These benefits include the $77 million per annum of cost synergy benefits which Healthscope expects to be realised. Symbion Health believes that the value of the benefits expected from the merger with Healthscope would be significantly reduced by selling the Selective Assets to Primary pursuant to Primary's Proposal.

In addition, Primary's Proposal expressly requires the agreement of Healthscope as well as Symbion Health and Primary. In the last 24 hours, Healthscope has indicated (both publicly and directly to Symbion Health) that it is not prepared to agree to Primary's Proposal as it wants to acquire the entire Diagnostics business owned by Symbion Health. Its position is consistent with its announcement of 6 September when Healthscope publicly rejected a proposal from Primary which was similar to the proposal Symbion Health received from Primary on 8 October. Given Healthscope's position, it is not possible to implement both the revised merger with Healthscope and Primary's Proposal.

Symbion Health believes that it is in the best interests of Symbion Health shareholders to continue to proceed with the revised merger with Healthscope rather than to seek to implement Primary's Proposal as the revised merger with Healthscope is expected to generate significantly greater value for Symbion Health shareholders.

The Symbion Health Board continues to unanimously recommend the revised proposal with Healthscope and the IAC Consortium as announced on 8 October, in the absence of a superior proposal and subject to the receipt of satisfactory reports from the independent expert.

For further information please contact:

Symbion Health
Caroline Ingham
Investor Relations Manager
Symbion Health Limited
Ph: +61 3 9918 2802
Mob: +61 419 526 355

Annex C

7

PRIMARY HEALTH CARE LTD
ACN 064 530 516
30 – 38 Short Street
LEICHHARDT NSW 2040

9 October 2007

Primary Healthcare's Response to the Revised Proposal from

Healthscope and the IAC Consortium

Primary Health Care Limited ("Primary") refers to the announcements from Symbion Health Limited ("Symbion") and Healthscope Limited ("Healthscope") on 8 October 2007 in relation to the revised proposal ("Revised Proposal") between the parties and the IAC Consortium, and the announcement from Symbion on 8 October 2007 in relation to Primary's alternate proposal.

Primary's position in relation to the aforementioned announcements is summarised below:

1. Primary has significant concerns that the Revised Proposal does not provide an attractive and executable outcome for Symbion shareholders.
   - The transaction results in significant value leakage of at least 9 cents per Symbion share and with the potential for material further leakage - depending on the ATO rulings and the value realisable from Symbion's Consumer and Pharmacy businesses
   - Low transaction certainty given the risks around the ATO rulings
   - Symbion shareholders may not unlock full value in relation to Symbion's Consumer and Pharmacy businesses – there is no certainty this transaction will proceed
   - Loss of flexibility for Symbion shareholders – Symbion shareholders cannot elect to take cash rather than Healthscope shares
   - The Revised Proposal is acknowledged by both Symbion and Healthscope as clearly inferior to the Original Scheme
2. Primary believes an alternate proposal can be developed with Symbion (and potentially Healthscope) that is attractive and can offer more transaction certainty than the Revised Proposal. Primary has been and remains willing to engage with Symbion (and Healthscope) to this effect, as of yesterday Primary requested that the Symbion board arrange a meeting of advisors to commence immediate and meaningful discussions.
3. Primary otherwise continues to explore all options in relation to its investment in Symbion.

Primary is of the view that the Revised Proposal does not provide an attractive and executable outcome for Symbion shareholders. In particular, Primary makes the following observations in relation to the Revised Proposal.

- **Significant value leakage:** As noted by Symbion and Healthscope, the Revised Proposal will result in material value leakage of 9 cents per Symbion share representing additional transaction costs of the Revised Proposal. Primary believes the value leakage could be far greater in the event that:
  - A favourable ATO ruling is not obtained for capital gains tax rollover and / or demerger relief and the Revised Proposal proceeds; and / or
  - The sale of the Consumer and Pharmacy businesses (the "C&P Proposal") is not approved.

  Primary believes these events may give rise to material additional value leakage, effectively reducing the headline offer price of the Revised Proposal.
- **Low transaction certainty:** The Revised Proposal is conditional (amongst other conditions) on a favourable ATO ruling being obtained for capital gains tax and demerger relief. Given this transaction seeks to use the demerger relief provisions in an unintended way, there is no certainty that a favourable tax ruling will be obtained.
- **Symbion shareholders may not unlock full value:** Given the sale of the diagnostics business (the "Diagnostics Proposal") is not conditional on the C&P Proposal, there is a real risk that Symbion shareholders will not unlock full value for the Consumer and Pharmacy businesses in the event that the C&P Proposal is not approved. The shares in the remaining listed Symbion entity (containing the Consumer and Pharmacy businesses only) may trade at a significant discount to the value implied by the C&P Proposal.
- **Loss of flexibility for Symbion shareholders:** Under the Revised Proposal, Symbion shareholders are no longer provided with the flexibility to mix and match cash and scrip consideration as was previously provided to Symbion shareholders under the Original Proposal. The fixed consideration structure may provide Symbion shareholders with unwanted exposure to Healthscope.
- **The Revised Proposal is clearly inferior to Primary's alternate proposal and the Original Scheme:** Primary believes an alternate proposal can be developed with Symbion (and potentially Healthscope) that is attractive and can offer more transaction certainty than the Revised Proposal. Furthermore, Symbion and Healthscope's willingness to revert to the Original Scheme is a clear acknowledgement that the Revised Proposal does not provide the most attractive value outcome for Symbion shareholders.

As noted in Symbion's announcement dated 8 October 2007, Primary has provided Symbion with an alternate proposal pursuant to which Symbion would be privatised via a split of assets between Healthscope and Primary (with the Consumer and Pharmacy businesses separately sold). Primary advised Symbion on 4 October 2007 that it was discussing options with the Board of Primary and expected to revert shortly.

Under the proposal, Primary would acquire Symbion's medical centre business and select pathology and radiology assets, and enter into mutually beneficial commercial arrangements with Healthscope in relation to Healthscope's pathology business and health technology services. Primary believes the alternate proposal has compelling strategic rationale for Symbion, Healthscope and Primary and their respective shareholders and would provide attractive value and greater transaction certainty to Symbion shareholders.

Primary believes that a degree of engagement from Symbion is required to enable Primary to formulate a detailed and definitive proposal of the nature highlighted above, given the limited publicly available information on the components of Symbion's businesses and the synergies that are available, which will impact the value Primary can offer.

Primary is concerned that by entering into further lock-up arrangements, Symbion has made it more difficult for other parties (including Primary) to develop alternate proposals which may be more attractive to Symbion shareholders. Primary notes that Symbion entered into those lock-up arrangements despite the fact that it was on notice that Primary was intending to revert after discussions with the Primary Board.

Primary remains willing to engage with Symbion (and Healthscope as relevant) with a view of developing an attractive and executable proposal for Symbion shareholders. Primary otherwise continues to consider its options in relation to its investment in Symbion.

Primary is Symbion's largest shareholder with a shareholding of approximately 20%.



Andrew Duff

Company Secretary

Annex C

8


symbion
Health

ASX and media release
8 October 2007

LETTER RECEIVED FROM PRIMARY HEALTH CARE FOLLOWING EXECUTION OF AGREEMENTS GIVING EFFECT TO REVISED HEALTHSCOPE MERGER PROPOSAL

Symbion Health Limited ("Symbion Health") today announced that it had received a letter from Primary Health Care Limited ("Primary") which expressed Primary's interest in acquiring Symbion Health's medical centres business and selective parts of Symbion Health's pathology and radiology businesses.

The letter was received by Symbion Health after Symbion Health, Healthscope Limited ("Healthscope") and the consortium of Ironbridge Capital and Archer Capital (the "IAC Consortium") executed binding transaction documents to implement the revised proposal (which was announced to ASX earlier today) (the "Revised Proposal").

The letter from Primary did not include details of a proposed price for these selective assets other than a reference to a "net bundle price equal to, or better than, the implied EBITDA multiples of the prior Healthscope/Symbion proposal". The letter did not contain details of the proposed conditions, transaction structure or funding (other than to reference Primary's shareholding in Symbion Health). The letter indicates that Primary would require due diligence but the letter does not set out any details of Primary's expectations in this regard.

The letter indicates that Primary's proposal could involve the agreement of Symbion, Healthscope and Primary.

It appears that Primary's proposal is similar to the proposal which Primary made to Healthscope on 6 September 2007. Healthscope publicly rejected that proposal.

Symbion Health will consider the letter and provide an update to the market in due course.

At this time, Symbion Health continues to recommend the Revised Proposal, in the absence of a superior proposal and subject to the receipt of satisfactory reports from the independent expert.

This announcement lifts the trading halt in Symbion Health shares.

For further information please contact:

Symbion Health
Caroline Ingham
Investor Relations Manager
Symbion Health Limited
Ph: +61 3 9918 2802
Mob: +61 419 526 355

Annex C

9



ASX and media release
8 October 2007

SYMBION HEALTH AND HEALTHSCOPE AGREE ON A REVISED PROPOSAL TO CREATE AUSTRALIA'S PRE-EMINENT HEALTHCARE SERVICES PROVIDER

Summary of the Revised Proposal

- Symbion Health, Healthscope and the consortium comprising Ironbridge Capital and Archer Capital (the "IAC Consortium") have agreed on an alternative transaction structure that, if implemented, will deliver Symbion Health shareholders an implied value of between $4.23 and $4.43[1] per Symbion Health share (excluding the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007) through a combination of Healthscope shares and cash (the "Revised Proposal").
- Based on a Healthscope share price of $5.76, the implied value of the Revised Proposal is $4.30 per Symbion Health share (excluding the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007).[2]
- The Revised Proposal will be implemented in two contemporaneous stages:
    - **Stage one**: Symbion Health will sell its pathology, diagnostic imaging and medical centres businesses (the "Diagnostics Business") to Healthscope in exchange for Healthscope shares with an implied value of between $2.46 and $2.66 per Symbion Health share[3] which will be distributed to Symbion Health shareholders (the "Diagnostics Proposal"); and
    - **Stage two**: the IAC Consortium will acquire Symbion Health via a scheme of arrangement for a price of $1.77[4] per Symbion Health share (the "C&P Proposal"). At the time the scheme is implemented, Symbion Health will only own the consumer and pharmacy services businesses (the "Consumer and Pharmacy Businesses").

  The C&P Proposal is conditional on the Diagnostics Proposal. However, the Diagnostics Proposal is not conditional on the C&P Proposal.
- The Symbion Health Directors unanimously recommend the Revised Proposal in the absence of a superior proposal and subject to the receipt of independent expert's reports confirming that the Diagnostics Proposal is in the best interests of, or fair and reasonable for, Symbion Health shareholders and that the C&P Proposal is in the best interests of Symbion Health shareholders.

- The financial metrics of the Revised Proposal are compelling:
  - 21% to 27% premium to Symbion Health's three month undisturbed VWAP;[5]
  - expected strong increase in EPS attributable to Symbion Health shareholders;[6] and
  - Symbion Health shareholders would own 53-56% of the new Healthscope.[7]
- The same compelling strategic rationale for the original proposal still applies, including:
  - the transaction will create a leading Australian healthcare services company, with a market leading position in pathology and leading positions in hospitals, diagnostic imaging and medical centres;
  - Healthscope expects to realise cost synergies of $77 million per annum[8] and Symbion Health shareholders have the opportunity to participate in these cost synergies by receiving Healthscope shares; and
  - the opportunity for Symbion Health shareholders to realise an attractive value for the Consumer and Pharmacy Businesses.
- The implied value of the Revised Proposal is only approximately 9 cents per share less than that of the original proposal (or less than 2%), after taking into account the 2007 Symbion Health final dividend paid on 28 September 2007 (or only approximately 2 cents per share less than the original proposal when it was first announced to the market on 29 May 2007). The reduction in value is due to additional costs and charges associated with the Revised Proposal.
- The Revised Proposal is subject to receipt of final tax rulings confirming the availability of capital gains tax rollover and demerger relief.
- Under the Revised Proposal, the ability for Symbion Health to consider competing proposals has been further enhanced. Symbion Health can consider competing proposals for the Diagnostics Business, the Consumer and Pharmacy Businesses, and Symbion Health as a whole, until the day of the relevant shareholder meetings.
- The Diagnostics Proposal is subject to a number of conditions including, but not limited to, approval by ordinary resolution of Symbion Health shareholders and Healthscope shareholders, an independent expert appointed by Symbion Health concluding that the transaction is in the best interests of, or fair and reasonable for, Symbion Health shareholders and the receipt by Symbion Health of satisfactory ATO rulings confirming the availability of capital gains tax rollover relief and demerger relief.
- The C&P Proposal is also subject to a number of conditions, including but not limited to, implementation of the Diagnostics Proposal, an independent expert appointed by Symbion Health confirming that the C&P Proposal is in the best interests of Symbion Health shareholders and approval by the holders of at least 75% of the Symbion Health shares voted at the shareholder meeting and at least 50% of the shareholders who vote at the shareholder meeting.

- If Primary Health Care makes a public and legally binding commitment (in a form acceptable to Symbion Health, Healthscope and the IAC Consortium) to support the original proposal, Symbion Health, Healthscope and the IAC Consortium will seek to implement the original proposal.

Comment from the Symbion Health Chairman

In commenting on the Symbion Health Board's considerations in recent weeks, Symbion Health's Chairman Mr Paul McClintock said:

"Since the shareholders meeting on 11 September 2007, the Symbion Health Board has analysed the alternatives currently available to Symbion Health. All possibilities were reviewed, including continuing to run Symbion Health as a standalone company, as well as other consolidation scenarios. The conclusion of this review is that an alternative transaction with Healthscope and the IAC Consortium is in the best interests of Symbion Health shareholders because it reflects the strategic value of our portfolio of assets and rewards Symbion Health shareholders for the available synergies."

In relation to the Revised Proposal, Mr McClintock said "If the Revised Proposal is implemented, the outcome for Symbion Health shareholders will be very similar to the original proposal, receiving a combination of Healthscope shares and cash, with value leakage minimised at less than 2% per share. Consistent with the original proposal, Symbion Health shareholders will own 53-56%[7] of the new merged Healthscope, enabling them to share in Healthscope's expected cost synergies. In addition, the compelling strategic rationale is unchanged and the financial metrics remain strong."

"The Symbion Board unanimously recommends the Revised Proposal in the absence of a superior proposal and subject to the independent expert concluding that the Diagnostics Proposal is in the best interests of, or is fair and reasonable for, Symbion Health shareholders and the C&P Proposal is in the best interests of Symbion Health shareholders."

Mr McClintock said: "Since the shareholder meeting, Symbion Health has not received any other proposals for the company or its businesses. However, the Board has ensured that the Revised Proposal is structured so that competing proposals that will deliver a superior outcome for Symbion Health shareholders can be considered by the Symbion Health Board."

"Despite Primary Health Care stating that it continues to consider its options in relation to its investment in Symbion Health, no proposal has been received from Primary Health Care since Symbion Health received an incomplete, non-binding proposal from Primary Health Care in January 2007."

"To ensure that Primary Health Care had another opportunity to put forward a proposal, Symbion Health notified Primary Health Care and the market in the last two weeks that Symbion Health intended to finalise arrangements with Healthscope as soon as possible and that such arrangements could include such exclusivity, break fee and other arrangements as Symbion Health considered appropriate having regard to the best interests of Symbion Health shareholders."

Background to the Revised Proposal

- The proposed merger with Healthscope (which involved the consequential sale of Symbion Health's Consumer and Pharmacy Services Businesses to a consortium comprising Ironbridge and Archer Capital ("the IAC Consortium") was put before shareholders on 11 September 2007 (the "Original Proposal").
- Although the Original Proposal received resounding support from virtually all (99.2%) of the votes cast other than those of Primary Health Care, the fact that Primary Health Care voted against the proposal was sufficient to ensure that it was not approved by the requisite majority.
- Since the shareholder meeting on 11 September 2007, the Symbion Health Board has considered all the alternatives currently available to Symbion Health and the Symbion Health Board has concluded that pursuing an alternative transaction with Healthscope and the IAC Consortium that substantially reflects the Original Proposal is in the best interests of Symbion Health shareholders. The overwhelming support for the Original Proposal from shareholders (other than Primary Health Care) provided further support for the decision to continue discussions with these parties.

Details of the Revised Proposal

Symbion Health has signed agreements with Healthscope and the IAC Consortium to implement the Revised Proposal and to terminate the Scheme Implementation Deed which related to the Original Proposal.

Under the Revised Proposal, Symbion Health shareholders will receive a combination of Healthscope shares and cash. The implied value of the Revised Proposal is between $4.23 and $4.43 per Symbion Health share (excluding the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007).[1]

Under the Revised Proposal, the consideration will comprise Healthscope shares with an implied value of between $2.46 and $2.66 per share[3] and $1.77 cash per share.[4] The actual number of Healthscope shares received, and therefore the implied value of the Diagnostics Proposal (and therefore the Revised Proposal) will be determined by the average of the daily volume weighted average prices of Healthscope shares in the 10 trading days immediately prior to the Symbion Health shareholder meeting to approve the Diagnostics Proposal. The Healthscope shares which are issued to Symbion Health shareholders will carry an entitlement to the dividend paid by Healthscope in relation to the period ending 31 December 2007.

The Revised Proposal comprises:

- **The Diagnostics Proposal:** The sale of the Symbion Health subsidiary which owns the Diagnostics Business to Healthscope in return for Healthscope shares. The Healthscope shares would then be immediately distributed to Symbion Health shareholders so that Symbion Health shareholders would own between approximately 53% and 56%[7] of the new Healthscope's expanded capital; and
- **The C&P Proposal:** The acquisition of Symbion Health (which would then comprise only the Consumer and Pharmacy Businesses) by the IAC Consortium by way of a scheme of arrangement for cash consideration of $1.77 per share.[4]

The Revised Proposal attributes an enterprise value to Symbion Health of between $3,578 million and $3,708 million.[9] The enterprise value attributed to Symbion Health represents a 2007 EBITDA multiple of between 14.1x to 14.6x.

Earnings per share attributable to Symbion Health shareholders are expected to be significantly enhanced as a result of the Revised Proposal. Pro forma earnings per share before non-recurring items is expected to increase by 34%, assuming Symbion Health shareholders retain their Healthscope shares and invest the cash consideration from the C&P Proposal into Healthscope shares.[10]

Details of the Diagnostics Proposal

Under the Diagnostics Proposal, Healthscope will issue its shares to Symbion Health in consideration for the transfer to Healthscope of all of the shares in the subsidiary of Symbion Health which owns the Diagnostics Business.

The number of Healthscope shares to be issued will be between 266 million and 302 million,[3] which is the same range as under the Original Proposal. The actual number of Healthscope shares received will be determined by the average of the daily volume weighted average prices of Healthscope shares in the 10 trading days immediately prior to the Symbion Health shareholder meeting to approve the Diagnostics Proposal (the "Healthscope VWAP"). Further details of the structure of the Diagnostics Proposal are set out in Annexure A to this announcement.

For illustrative purposes, using values based on the year ended 30 June 2007, when the Symbion Health subsidiary which owns the Diagnostics Business is transferred to Healthscope, that company's net debt is approximately $914 million and Healthscope will assume that debt.[9]

Accordingly, the enterprise value attributed to the Diagnostics Business under the Revised Proposal is between approximately $2,516 million and $2,646 million.[9]

The Diagnostics Proposal is subject to a number of conditions precedent including, but not limited to:

- approval from Symbion Health shareholders by way of ordinary resolutions approving the sale of the Diagnostics Business and any reduction of capital required to effect the distribution of Healthscope shares to Symbion Health shareholders;
- approval from Healthscope shareholders by way of ordinary resolutions; and
- receipt by Symbion Health of satisfactory ATO rulings confirming that capital gains tax rollover relief would be available on the sale of the Diagnostics Business and that demerger relief would be available on the distribution of Healthscope shares to Symbion shareholders.

The Diagnostics Proposal is not conditional on implementation of the C&P Proposal.

Details of the C&P Proposal

Under the C&P Proposal, the IAC Consortium will acquire by way of scheme of arrangement all of the shares in Symbion Health, which then comprises the Consumer and Pharmacy Businesses, for approximately $1,148 million cash.

For illustrative purposes, using values based on the year ended 30 June 2007, when the C&P Proposal is implemented, Symbion Health is expected to be in a net cash position of approximately $338 million plus average securitisation of approximately $252 million.[9]

Accordingly, the enterprise value attributed to the Consumer and Pharmacy Businesses under the Revised Proposal is $1,062 million.[9]

The C&P Proposal is subject to various conditions precedent including, but not limited to:

- implementation of the Diagnostics Proposal (or a corresponding, but superior, proposal for the Diagnostics Business);
- the approval of Symbion Health shareholders by way of a resolution approved by 75% of the votes cast on the resolution and by a majority of shareholders voting; and
- the approval of the Court.

The C&P Proposal is conditional on the completion of the Diagnostics Proposal.

If the Diagnostics Proposal is implemented, but the C&P Proposal is not, Symbion Health shareholders would own shares in Healthscope having an implied value of between $2.46 and $2.66 per Symbion Health share,[3] plus their shares in Symbion Health which would remain listed on the ASX.

Assuming a 2007 pro-forma net debt / EBITDA (including securitisation) of approximately 3.0x, Symbion Health would have approximately $353 million[9] of surplus debt capacity. In these circumstances, Symbion Health would consider ways of distributing approximately $353 million[9] of surplus capital to shareholders, as well as considering potential strategic acquisition opportunities.

Comparison with the Original Proposal

The Revised Proposal has been structured such that the outcome for Symbion Health shareholders substantially replicates the outcome of the Original Proposal. However, given the different structure, there are some variations. The main differences are highlighted below.

Nature of the proposal

The Original Proposal involved the sale of Symbion Health to Healthscope in exchange for Healthscope shares and cash paid to Symbion Health shareholders. Healthscope would then sell the Consumer and Pharmacy Businesses to the IAC Consortium.

The Revised Proposal is to be implemented in two contemporaneous stages and it is possible that the Diagnostics Proposal is implemented but the C&P Proposal is not implemented.

Implied value

Excluding the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007, the implied value of the Revised Proposal is only approximately 9 cents per share less than the Original Proposal due to additional costs and expenses.

Superior proposal

The Original Proposal allowed Symbion Health Directors to consider a competing proposal for the Consumer and Pharmacy Businesses for a three week period, and for Symbion Health any time up until the shareholder meeting.

Under the Revised Proposal, the ability for Symbion Health to consider competing proposals has been further enhanced. Consequently, Symbion Health can consider competing proposals for:

- just the Diagnostics Business; or
- just the Consumer and Pharmacy Businesses (conditional on the sale of the Diagnostics Business); or
- for Symbion Health (comprising the Diagnostics Business and the Consumer and Pharmacy Businesses);

at any time until the relevant shareholder approvals are received.

The tax implications of any competing proposal would need to be considered (including having regard to the nature of the proposed consideration). Consistent with the Diagnostics Proposal from Healthscope, if a competing proposal for the Diagnostics Business included share consideration, satisfactory tax rulings might be required, depending on the nature of the competing proposal. If a competing proposal for the Diagnostics Business included cash consideration, then the tax implications of the disposal of the Diagnostics Business and the distribution of cash to Symbion Health shareholders would also need to be considered.

If a competing proposal were recommended by the Symbion Health Directors, break fees may apply – this is consistent with the position under the Original Proposal.

Consideration alternatives

Under the Original Proposal, there were three scheme consideration alternatives: Standard Consideration, Maximum Cash Consideration and Maximum Share Consideration. Under the Revised Proposal, all Symbion Health shareholders will receive the same consideration. The consideration alternatives are not available as the Revised Proposal is implemented in two stages.

Ability to revert to the Original Proposal

Although the Symbion Board considers that the Revised Proposal is superior to the other alternatives currently available to Symbion Health, it believes that the Original Proposal is superior to the Revised Proposal. However, the Symbion Health Board recognises that shareholders are unlikely to benefit from the Original Proposal while Primary Health Care remains opposed to it.

Consequently, Symbion Health has agreed with Healthscope and the IAC Consortium to seek to implement the Original Proposal if Primary Health Care commits to supporting the Original Proposal in a timely manner. If Primary Health Care makes a public and legally binding commitment (in a form acceptable to Symbion Health, Healthscope and the IAC Consortium) to support the Original Proposal before 12 noon (Melbourne time) on the fifth day after shareholder documentation for the Revised Proposal is released on the ASX, Symbion Health, Healthscope and the IAC Consortium will seek to implement the Original Proposal.

Financing arrangements

The proposed transaction will be financed via a combination of cash from the IAC Consortium and assumption of debt by Healthscope and the issue of Healthscope shares to Symbion Health shareholders.

The IAC Consortium and Healthscope have signed binding debt commitment letters in respect of the bank debt and the IAC Consortium has committed to draw the equity component which is required.

Transaction agreements and timetable

Symbion Health has entered into various agreements with Healthscope and the IAC Consortium to implement the Revised Proposal. The two key agreements are the Transaction Implementation Deed (with Healthscope) and the Scheme Implementation Deed (with the IAC Consortium).

Details of the conditions of the Diagnostics Proposal and the C&P Proposal are set out in Annexure B to this announcement.

A copy of the Transaction Implementation Deed between Symbion Health and Healthscope and the Scheme Implementation Deed between Symbion Health and the IAC Consortium is set out in Annexure C to this announcement.

It is anticipated that detailed documentation (including reports by an independent expert for Symbion Health shareholders) would be sent to shareholders in October 2007 with meetings of Symbion Health and Healthscope shareholders to be held in late November 2007. There would be separate Symbion Health meetings for the Diagnostics Proposal and C&P Proposal, however it is expected these will occur on the same day. This indicative timetable is subject to change.

For further information please contact:

Symbion Health
Caroline Ingham
Investor Relations Manager
Symbion Health Limited
Ph: +61 3 9918 2802
Mob: +61 419 526 355

NOTES:

1. Assumes that the Healthscope VWAP is between $5.30 and $6.51, that the new Healthscope shares are valued at a price equal to the Healthscope VWAP and that the C&P Proposal is completed. The Healthscope VWAP, refers, in general terms to the average of the daily volume weighted average prices for Healthscope shares on ASX during the Healthscope VWAP period, being the 10 trading days prior to the meeting to approve the Diagnostics Proposal. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which new Healthscope shares trade.
2. $5.76 is the average of the daily volume weighted average prices for Healthscope shares over the 10 trading days up to and including 5 October 2007. See also footnote 1.
3. The actual number of new Healthscope shares which will be issued to Symbion Health shareholders will depend on the Healthscope VWAP. Assumes that the Healthscope VWAP is between $5.30 and $6.51 and that the new Healthscope shares are valued at a price equal to the Healthscope VWAP. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which new Healthscope shares trade.
4. Actual value is $1.76693.
5. Symbion Health's three month VWAP is $3.49, being the volume weighted average price of Symbion Health shares over the three months prior to 29 January 2007, the day on which Symbion Health announced that it had received a non-binding, indicative proposal from Primary Health Care.
6. Assumes that Symbion Health shareholders use the cash component of the consideration to purchase new Healthscope shares on market (assuming no additional tax impact and no transaction costs).
7. These percentages do not take into account that new Healthscope shares issued to ineligible overseas shareholders will not be issued to them and will be sold.
8. Healthscope has revised the estimate of cost synergies from $79 million per annum (as was disclosed in the Symbion Health Explanatory Memorandum dated 3 August 2007) to $77 million per annum to reflect the impact of divestments that will be made as part of the ACCC undertakings.
9. Indicative value only and excludes transaction costs. Values relate to the year ended 30 June 2007 (adjusted for the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007) and final values will depend on the relevant balances at completion and other items.
10. Based on Symbion Health and Healthscope financial information for the year ended 30 June 2007 and assuming a Healthscope VWAP of $5.76, cost of incremental funding of 7.4% per annum and the achievement of $77 million of annual cost synergies, which are assumed to be achieved in the year ended 30 June 2007 (excludes transaction costs). Analysis assumes that Symbion Health shareholders retain their Healthscope shares and use the cash component of the consideration to acquire Healthscope shares on market at the Healthscope VWAP (assuming no additional tax impact and no transaction costs).

ANNEXURE A: DETAILS OF THE STRUCTURE OF THE REVISED PROPOSAL

Healthscope VWAP	Healthscope shares issued per Symbion Health share	Pro-forma Symbion Health shareholder ownership in Healthscope	Implied value of the Healthscope shares received under the Diagnostics Proposal[1]		Value of the cash received under the C&P Proposal[2]		Implied value of the Revised Proposal[1, 2]
$5.30	0.4642	55.9%	$2.46	+	$1.77	=	$4.23
$5.40	0.4556	55.4%	$2.46	+	$1.77	=	$4.23
$5.50	0.4473	55.0%	$2.46	+	$1.77	=	$4.23
$5.60	0.4393	54.5%	$2.46	+	$1.77	=	$4.23
$5.70	0.4393	54.5%	$2.50	+	$1.77	=	$4.27
$5.80	0.4393	54.5%	$2.55	+	$1.77	=	$4.31
$5.90	0.4393	54.5%	$2.59	+	$1.77	=	$4.36
$6.00	0.4393	54.5%	$2.64	+	$1.77	=	$4.40
$6.05	0.4393	54.5%	$2.66	+	$1.77	=	$4.42
$6.06	0.4389	54.5%	$2.66	+	$1.77	=	$4.43
$6.10	0.4361	54.3%	$2.66	+	$1.77	=	$4.43
$6.20	0.4290	53.9%	$2.66	+	$1.77	=	$4.43
$6.30	0.4222	53.5%	$2.66	+	$1.77	=	$4.43
$6.40	0.4156	53.2%	$2.66	+	$1.77	=	$4.43
$6.50	0.4092	52.8%	$2.66	+	$1.77	=	$4.43
$6.51	0.4089	52.7%	$2.66	+	$1.77	=	$4.43
$6.60	0.4089	52.7%	$2.70	+	$1.77	=	$4.47
$6.70	0.4089	52.7%	$2.74	+	$1.77	=	$4.51

Notes:

1. Valuing the Healthscope shares at the Healthscope VWAP. The actual value will also be determined by the price at which Healthscope share trade.
2. Actual value is $1.76693.
3. Dollar amounts have been rounded to the nearest cent.

ANNEXURE B: DETAILS OF CONDITIONS

Under the Transaction Implementation Deed, the Diagnostics Proposal (and therefore the Revised Proposal) is conditional upon:

- Symbion Health shareholder approval;
- Healthscope shareholder approval;
- All necessary ASX and ASIC approvals, including approval of the new Healthscope shares for official quotation by the ASX;
- The independent expert appointed by Symbion Health confirming that the Diagnostics Proposal is (as applicable) in the best interests of, or is fair and reasonable for, Symbion Health shareholders;
- Satisfactory ATO rulings being received by Symbion Health confirming the availability of capital gains tax rollover relief and demerger relief in connection with the Diagnostics Proposal;
- No Symbion Health or Healthscope "Prescribed Occurrences" or "Material Adverse Change", and warranties given by Symbion Health and Healthscope remaining true and correct;
- The S&P/ASX 200 not falling 15% below the level at close of trading on 28 May 2007 on 5 of the 10 trading days during the Healthscope VWAP pricing period; and
- Execution of a restructure agreement in respect of the restructure of the Diagnostics Businesses and the C&P Businesses;
- Completion of certain recapitalisation steps;
- No restraints, orders or injunctions which prohibit completion;
- If Healthscope commissions an independent expert's report, that expert confirms that the Diagnostics Proposal is (as applicable) in the best interests of, or fair and reasonable for, Healthscope shareholders;
- Healthscope and Symbion Health being satisfied that no prospectus or other filing is required under foreign law; and
- Confirmation that no material capital gain or gains will arise pursuant to CGT event L5, or otherwise, as a result of the Diagnostics Proposal.

Under the Scheme Implementation Deed, the C&P Proposal is conditional upon:

- Completion of the Diagnostics Proposal (or a corresponding, but superior, proposal for the Diagnostics Business);
- Symbion Health shareholder approval (of the scheme and certain financial assistance), Court approval and any necessary ASX and ASIC approvals, including FIRB approval;
- The independent expert confirming that the C&P Proposal is in the best interests of Symbion Health shareholders;
- No Symbion Health "Prescribed Occurrences" or "Material Adverse Change", and warranties given by Symbion Health remain true and correct;
- No IAC Consortium "Prescribed Occurrences", and warranties given by the IAC Consortium remain true and correct;
- Execution of a restructure agreement in respect of the restructure of the Diagnostics Businesses and the C&P Businesses;
- Completion of certain recapitalisation steps;
- Satisfaction of all of the conditions precedent to the drawdown of the debt and equity funding of the IAC Consortium (other than those which relate to Court approval of the scheme or the scheme becoming effective);
- Approval of certain financial assistance by shareholders in the IAC Consortium; and
- Approval of certain financial assistance by the shareholder(s) in the relevant Symbion Health group company.

This is a summary only and reference should be made to the relevant document, a copy of which is set out in Annexure C to this announcement.

ANNEXURE C: TRANSACTION IMPLEMENTATION DEED AND SCHEME IMPLEMENTATION DEED

CLAYTON UTZ

Transaction Implementation Deed

Symbion Health Limited

ACN 004 073 410

Symbion Health

Healthscope Limited

ACN 006 405 152

Healthscope

The Clayton Utz contact for this document is
Rod Halstead/Karen Evans-Cullen/Jonathan Algar on +61 2 9353 4000

Clayton Utz
Lawyers
Levels 19-35 No. 1 O'Connell Street Sydney NSW 2000 Australia
PO Box H3 Australia Square Sydney NSW 1215
T +61 2 9353 4000 F +61 2 8220 6700

www.claytonutz.com

Our reference 128/13530/80054037.002

Legal\105160337.1

Contents

Transaction Implementation Deed made on 8 | 10 | 07

Parties **Symbion Health Limited ACN 004 073 410** of Level 7, 5 Queens Road, Melbourne, Victoria, 3004, Australia

("**Symbion Health**")

Healthscope Limited ACN 006 405 152 of Level 1, 407 Royal Parade, Parkville, Victoria, 3052, Australia

("**Healthscope**")

Background

A. Symbion Health and Healthscope have agreed that Healthscope will acquire the Diagnostics Businesses from Symbion Health in consideration for the issue of Healthscope Shares to Symbion Health and Symbion Health will distribute those Healthscope Shares to the Symbion Health Shareholders pursuant to an equal reduction of capital and dividend, subject to and in accordance with the terms and conditions of this deed.

B. Furthermore, Symbion Health and Lantern have agreed that Symbion Health will propose a scheme of arrangement pursuant to which Lantern will acquire all of the Symbion Health Shares for cash, subject to and in accordance with the C&P Scheme Implementation Deed.

Operative provisions

1. Definitions and interpretation

1.1 Definitions

In this deed:

"**ACCC**" means the Australian Competition and Consumer Commission.

"**ACCC Undertaking Effect**" has the meaning given to it in clause 10.3(c).

"**ASIC**" means the Australian Securities and Investments Commission.

"**ASX**" means ASX Limited ACN 008 624 691.

"**ATO**" means the Australian Taxation Office.

"**Base Exchange Ratio**" means 246/560.

"**Business Day**" is any day that is both a Business Day within the meaning given in the Listing Rules and a day that banks are open for business in Melbourne, Australia.

"**Capital Reduction**" means an equal reduction of capital by Symbion Health in relation to its ordinary shares under section 256C of the Corporations Act and distribution *in specie* by Symbion Health of all of the Consideration Shares (or, to the extent that certain of the Consideration Shares are distributed to Participating Shareholders by way of the Share Distribution Dividend, all of the Consideration Shares which are not so distributed by way of the Share Distribution Dividend) to Participating Shareholders (or, in the case of Ineligible Overseas Shareholders, to a nominee in accordance with clause 5.8).

"**C&P Businesses**" means the C&P Companies and the Consumer Business and Pharmacy Business, but excluding Symbion Health.

"C&P Companies" has the meaning given to that term in the Diagnostics Sale and Purchase Agreement.

"C&P Scheme" means the scheme of arrangement under Part 5.1 of the Corporations Act substantially in the form set out in Annexure A to the C&P Scheme Implementation Deed or in such other form as Symbion Health and Lantern agree in writing.

"C&P Scheme Implementation Deed" means the deed between Symbion Health and Lantern dated on or about the date of this deed (a copy of which has been initialled by Symbion Health, Lantern and Healthscope for the purposes of identification) pursuant to which Symbion Health proposes to implement a scheme of arrangement under Part 5.1 of the Corporations Act pursuant to which Lantern would acquire all of the shares in Symbion Health.

"C&P Transaction Period" means the period from the date of this deed up to and including the earlier of:

(a) the date of termination of the C&P Scheme Implementation Deed; and

(b) the date of completion of the sale of shares in Symbion Health that is the subject of the Symbion Health Share Sale Deed.

"Competing Proposal" means a transaction or arrangement which is proposed by a Third Party pursuant to which (other than as contemplated pursuant to the Transactions or the Diagnostics Transaction) a Third Party will, if the proposed transaction or arrangement is entered into or completed substantially in accordance with its terms:

(a) directly or indirectly acquire, have a right to acquire or otherwise acquire an economic interest in, all or a significant part of the business of the Symbion Health Group;

(b) acquire a Relevant Interest in any Symbion Health Shares, as a result of which the Third Party will have a Relevant Interest in 20% or more of the Symbion Health Shares;

(c) otherwise acquire control of Symbion Health or the Symbion Health Group within the meaning of section 50AA of the Corporations Act; or

(d) otherwise directly or indirectly acquire, merge with, or acquire a significant shareholding or economic interest in Symbion Health or all or a significant part of the business of the Symbion Health Group, whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buy-back, sale or purchase of assets, joint venture, reverse takeover, dual-listed company structure, recapitalisation, establishment of a new holding company for the Symbion Health Group or other synthetic merger or any other transaction or arrangement.

For the purposes of paragraphs (a) and (d) above:

(i) the Diagnostics Businesses (or a significant part of the Diagnostics Businesses) will be taken to be a significant part of the business of the Symbion Health Group; and

(ii) the C&P Businesses (or a significant part of the C&P Businesses) will not be taken to be a significant part of the business of the Symbion Health Group.

"Completion" means completion of the Diagnostics Transaction in accordance with the terms of this deed and the Diagnostics Sale and Purchase Agreement.

"**Completion Date**" means the day on which Completion occurs in accordance with clause 5.

"**Conditions**" means the conditions precedent to Completion, as set out in clause 4.1.

"**Confidentiality Deed**" means the confidentiality deed between Symbion Health and Healthscope dated 2 March 2007, as amended by the warranty deed between Symbion Health and Healthscope dated 20 April 2007.

"**Consideration Shares**" means the Healthscope Shares as determined, allotted and issued to Symbion Health in accordance with clause 8 and as provided for in the Diagnostics Sale and Purchase Agreement.

"**Consumer Business**" means the consumer products businesses (including the manufacture and marketing of vitamin, mineral and health supplements, and antiseptic products) of the Symbion Health Group, which, for the avoidance of doubt, does not include the Diagnostics Businesses.

"**Corporations Act**" means the Corporations Act 2001 (Commonwealth).

"**Diagnostics Businesses**" means the pathology, medical centres and diagnostic imaging businesses of Symbion Health Group and the Joint Venture Companies.

"**Diagnostics Shares**" has the meaning given to the term "Sale Shares" in the Diagnostics Sale and Purchase Agreement.

"**Diagnostics Entities**" means:

(a) the "Sale Company" as defined in the Diagnostics Sale and Purchase Agreement; and

(b) the "Diagnostics Sale Companies" as defined in the Restructure Agreement.

"**Diagnostics Sale and Purchase Agreement**" means the Share Sale and Purchase Deed between Symbion Health, Symbion CP Holdings Pty Ltd, Symbion Pharmacy Services Pty Ltd and Healthscope, in the form of the draft document initialled by Symbion Health, Lantern and Healthscope for the purpose of identification (or in such other form as Symbion Health, Symbion CP Holdings Pty Ltd, Symbion Pharmacy Services Pty Ltd, Lantern (provided that agreement by Lantern is not required if the C&P Scheme Implementation Deed has been terminated) and Healthscope agree in writing).

"**Diagnostics SPA Warranties**" means the warranties given (or to be given) by members of the Symbion Health Group set out in the Diagnostics Sale and Purchase Agreement.

"**Diagnostics Transaction**" means the proposed transactions pursuant to which:

(a) Symbion Health will sell the Diagnostics Shares to Healthscope in accordance with the terms of this deed and the Diagnostics Sale and Purchase Agreement following completion of the Restructure Agreement; and

(b) Symbion Health will distribute to the Participating Shareholders (or the nominee contemplated by clause 5.8) the Consideration Shares it receives pursuant to the Diagnostics Sale and Purchase Agreement by way of the Capital Reduction and the Share Distribution Dividend, in accordance with the terms of this deed.

"**DSPA Completion**" means completion under the Diagnostics Sale and Purchase Agreement.

"**Dormant Subsidiaries**" has the meaning given to the term "Excluded Companies" in the Diagnostics Sale and Purchase Agreement.

"Encumbrance" includes any mortgage, pledge, lien or charge or any security or preferential interest or arrangement of any kind or any other right of, or arrangement with, any creditor to have its claim satisfied in priority to other creditors with, or from the proceeds of, any asset, or any pre-emptive or similar right or other third party interest.

"End Date" means 28 February 2008 or such later date as is agreed by the parties in writing.

"Government Authority" means any government or governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any state or territory.

"Healthscope Board" means the board of directors of Healthscope.

"Healthscope Break Fee" means an amount equal to $19.575 million.

"Healthscope Commitment Letter" means a credit-approved, executed and binding commitment letter and accompanying term sheet from Australia and New Zealand Banking Group Limited (the **"Healthscope Lender"**) dated on or about 7 October 2007 addressed to Healthscope in the form initialled by Symbion Health, Lantern and Healthscope, pursuant to which the Healthscope Lender has committed to provide credit facilities for an aggregate amount of $1,600 million to Healthscope (as contemplated by the Recapitalisation Steps).

"Healthscope Competing Proposal" means a transaction or arrangement which is proposed by any person, and which at any time is or becomes conditional on the Diagnostics Transaction not proceeding or this deed being terminated, pursuant to which (other than as contemplated pursuant to the Transactions or the Diagnostics Transaction) a person will, if the proposed transaction or arrangement is entered into or completed substantially in accordance with its terms:

(a) directly or indirectly acquire, have a right to acquire or otherwise acquire an economic interest in, all or a significant part of the business of the Healthscope Group;

(b) acquire a Relevant Interest in any Healthscope Shares, as a result of which the Third Party will have a Relevant Interest in 20% or more of the Healthscope Shares;

(c) otherwise acquire control of Healthscope or the Healthscope Group within the meaning of section 50AA of the Corporations Act; or

(d) otherwise directly or indirectly acquire, merge with, or acquire a significant shareholding or economic interest in Healthscope or all or a significant part of the business of the Healthscope Group, whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buy-back, sale or purchase of assets, joint venture, reverse takeover, dual-listed company structure, recapitalisation, establishment of a new holding company for the Healthscope Group or other synthetic merger or any other transaction or arrangement.

"Healthscope Data Room" means the data room established by Healthscope to allow Symbion Health to undertake due diligence in respect of the Healthscope Group, the index for which is attached to the Healthscope Disclosure Letter.

"Healthscope Diagnostics Independent Expert" means the independent expert (if any) engaged by Healthscope to prepare a report regarding the Diagnostics Transaction for inclusion in the Healthscope Shareholder Material (should Healthscope determine that such a report is necessary or appropriate having regard to the nature of the Healthscope Resolutions).

"Healthscope Diagnostics Independent Expert's Report" means the report (if any) from the Healthscope Diagnostics Independent Expert commissioned by Healthscope (should Healthscope determine that such a report is necessary or appropriate having regard to the nature of the Healthscope Resolutions), and any update to such report that the Healthscope Diagnostics Independent Expert issues.

"Healthscope Disclosure Letter" means the disclosure letter executed by Healthscope and given to Symbion Health immediately before the execution of this deed.

"Healthscope Facility Agreement" means the credit facility agreement to be entered into pursuant to the Healthscope Commitment Letter.

"Healthscope FY08 Interim Dividend" means a dividend (which may be fully franked) declared by Healthscope in respect of the 6 months ending 31 December 2007.

"Healthscope General Meeting" means the meeting of Healthscope Shareholders to be convened by Healthscope as required by clause 6.2.

"Healthscope Group" means Healthscope and each of its Subsidiaries.

"Healthscope Indemnified Parties" means the directors, officers and employees of Healthscope and each of its Related Bodies Corporate.

"Healthscope Information" means:

(a) all information that is included in the Healthscope Shareholder Materials and the Healthscope Prospectus other than:

(i) any information provided by or on behalf of Symbion Health to Healthscope or its Representatives for inclusion in the Healthscope Shareholder Materials or in the Healthscope Prospectus;

(ii) the Healthscope Diagnostics Independent Expert's Report; and

(iii) the Healthscope Investigating Accountant's Report; and

(b) the Prospectus Disclosure and any other information provided by or on behalf of Healthscope to Symbion Health or its Representatives for inclusion in, or accompanying, the Symbion Health Shareholder Materials.

"Healthscope Investigating Accountant's Report" means a report from an independent accountant to be addressed to the Healthscope Board included in either or both of the Healthscope Shareholder Materials and the Healthscope Prospectus.

"Healthscope Material Adverse Change" means:

(a) any event, occurrence or matter which individually or when aggregated with all such events, occurrences or matters:

(i) diminishes, or is reasonably likely to diminish, (whether now or in the future) the consolidated net assets of the Healthscope Group by an amount equal to $39 million or more;

(ii) diminishes, or is reasonably likely to diminish, (whether now or in the future) the consolidated annual net profit after tax of the Healthscope Group by an amount equal to $8 million or more (which amount shall be calculated after taking into account any event, occurrence or matter not disclosed prior to the date of this deed which has or could reasonably be expected to have a positive effect on the consolidated annual net profit after tax of the Healthscope Group); or

(iii) has the result that the Healthscope Group is unable to carry on its business in substantially the same manner as carried on as at the date of this deed, or which otherwise materially and adversely affects the prospects of the Healthscope Group,

other than an event, occurrence or matter:

(iv) required to be undertaken or procured by the Healthscope Group pursuant to the Transaction Documents, including under clause 10.3; or

(v) to the extent fairly disclosed in the Healthscope Disclosure Letter or the Healthscope Data Room; or

(b) the Relevant Undertakings would result in, or would be reasonably likely to result in, Significant Undertakings.

"Healthscope Meeting Date" means the date that the meeting convened by Healthscope in accordance with clause 6.2 for the purposes of Healthscope Shareholders approving the Healthscope Resolutions is held.

"Healthscope Permitted Disclosee" means one or more of the following:

(a) a Government Authority;

(b) any Related Body Corporate of Healthscope;

(c) any director or employee of Healthscope or a Related Body Corporate of Healthscope;

(d) any professional adviser, banker or financier to Healthscope or any of its Related Bodies Corporate;

(e) Ironbridge Capital Pty Ltd, Archer Capital Pty Ltd, or any of their respective Related Bodies Corporate, Affiliates (within the meaning given to that term in the Confidentiality Deed), directors or employees; or

(f) any professional adviser, banker or financier to a person referred to in paragraph (f) above.

"Healthscope Prescribed Occurrence" means the occurrence of any of the following events (other than as required to be undertaken or procured by the Healthscope Group pursuant to and in accordance with the Transaction Documents (including under clause 10.2 or any actions to be taken in order to comply with any undertakings given to the ACCC by Healthscope or any of its Related Bodies Corporate including as contemplated by clause 10), or to the extent fairly disclosed in the Healthscope Disclosure Letter or the Healthscope Data Room (including in the budgets for Healthscope for the financial years ending on 30 June 2007 and 30 June 2008), or as agreed to in writing by Symbion Health):

(a) Healthscope or any Subsidiary of Healthscope converts all or any of its securities into a larger or smaller number of securities;

(b) Healthscope or any Subsidiary of Healthscope resolves to reduce its capital in any way;

(c) Healthscope or any Subsidiary of Healthscope:

(i) enters into a buy-back agreement; or

(ii) resolves to approve the terms of a buy-back agreement under section 257C(1) or section 257D(1) of the Corporations Act;

(d) Healthscope or any Subsidiary of Healthscope issues securities, or grants an option over or to subscribe for its securities, or agrees to make such an issue or grant such an option, other than to a wholly-owned subsidiary of Healthscope or in connection with a dividend reinvestment plan (including pursuant to any underwriting of that plan) or an employee incentive arrangement (including any security issued upon conversion or exercise of rights attaching to any security issued under an employee incentive arrangement);

(e) Healthscope or any Subsidiary of Healthscope issues, or agrees to issue, convertible notes or any other security convertible into shares, other than to a wholly-owned subsidiary of Healthscope or in connection with an employee incentive arrangement;

(f) Healthscope or any Subsidiary of Healthscope agrees to pay, declares or pays a dividend or any other form of distribution of profits or capital, other than:

(i) the declaration and payment by Healthscope of the Permitted Healthscope Dividend, or the declaration and payment by Healthscope of the Healthscope FY08 Interim Dividend as permitted by clause 8.4; or

(i) the declaration and payment by any Subsidiary of Healthscope of a dividend, where the recipient of that dividend is Healthscope or a wholly-owned Subsidiary of Healthscope;

(g) Healthscope makes any change to its constitution;

(h) Healthscope or any of its Subsidiaries acquires or agrees to acquire any assets (excluding trading stock), properties or businesses, or incurs, agrees to incur or enters into a commitment or a series of commitments involving capital expenditure by the Healthscope Group, whether in one transaction or a number of such transactions, where the amounts or value involved in such transaction, transactions, commitment or series of commitments exceeds $50 million in aggregate;

(i) Healthscope or any of its Subsidiaries disposes of, or agrees to dispose of, any assets (excluding trading stock), properties or businesses, whether in one transaction or a number of such transactions, where the amount or value involved in such transaction or transactions exceeds $50 million in aggregate;

(j) Healthscope or any Subsidiary of Healthscope creates, or agrees to create, any mortgage, charge, lien or other encumbrance over its business or any part of its property other than in the ordinary course of its business;

(k) Healthscope or any Subsidiary of Healthscope incurs any financial indebtedness or issues any debt securities other than in the ordinary course of business or pursuant to advances under its credit facilities in existence as at the date of this deed where the funds drawn pursuant to those advances are used in the ordinary course of business or in connection with a purpose that is contemplated and permitted in paragraph (h) of this definition;

(l) Healthscope or any Subsidiary of Healthscope makes any loans, advances or capital contributions to, or investments in any other person, other than to or in Healthscope or any wholly-owned Subsidiary of Healthscope in the ordinary course of business, or loans to the extent they are provided for under the Acha Management Agreement (being the two hospital operations management agreements both dated 15 April 2003 to which Healthscope is a party with Adelaide Community Healthcare Alliance Inc. in relation to Ashford Private Hospital, Flinders Private Hospital and The Memorial Hospital) or otherwise in the ordinary course of business;

(m) Healthscope or any of its material Subsidiaries resolves that it be wound up or an application or order is made for the winding up or dissolution of Healthscope or any of its material Subsidiaries other than where the application or order (as the case may be) is set aside within 14 days;

(n) a liquidator or provisional liquidator of Healthscope or any of its material Subsidiaries is appointed;

(o) a court makes an order for the winding up of Healthscope or any of its material Subsidiaries;

(p) an administrator of Healthscope or of any of its material Subsidiaries is appointed under sections 436A, 436B or 436C of the Corporations Act;

(q) Healthscope or any of its material Subsidiaries ceases or threatens to cease, to carry on business;

(r) Healthscope or any of its material Subsidiaries executes a deed of company arrangement;

(s) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of Healthscope or any of its material Subsidiaries;

(t) Healthscope or any of its material Subsidiaries is deregistered as a company or otherwise dissolved;

(u) Healthscope or any of its material Subsidiaries is or becomes unable to pay its debts when they fall due;

(v) the Healthscope Commitment Letter is terminated prior to the Healthscope Facility Agreement being executed and becoming effective, the Healthscope Facility Agreement is terminated or does not reflect the terms of the Healthscope Commitment Letter in all material respects, there is any material change to the terms of the Healthscope Commitment Letter or the Healthscope Facility Agreement which is disadvantageous to the Healthscope Group or the Merged Group, or Healthscope waives any material right thereunder or enters into any new agreement in relation to their subject matter;

(w) the trustee of any trust in which Healthscope or any Subsidiary of Healthscope has an interest of more than 50% and which would, if it were a company, be a material Subsidiary of Healthscope, undertaking an action in respect of that trust if the corresponding action, in the case of Healthscope and its material Subsidiaries, would *(mutatis mutandis)* constitute a Healthscope Prescribed Occurrence.

"Healthscope Prospectus" means the disclosure document to be provided by Healthscope to Symbion Health prepared in accordance with the requirements of Chapter 6D of the Corporations Act in respect of the issue of the Consideration Shares.

"Healthscope Reduced Break Fee" means an amount equal to $10 million.

"Healthscope Resolutions" means:

(a) **(Listing Rule 7.1)** an ordinary resolution of Healthscope Shareholders for the purposes of approving the issue of the Consideration Shares for the purposes of Listing Rule 7.1 in accordance with the requirements of ASX and the Listing Rules;

(b) **(Listing Rule 11.1)** if required by ASX, an ordinary resolution of Healthscope Shareholders for the purposes of satisfying the requirements of ASX and the Listing Rules in relation to the Diagnostics Transaction under Listing Rule 11.1;

(c) **(Section 611 of the Corporations Act)** unless Healthscope has obtained an exemption from the relevant provisions of Chapter 6 of the Corporations Act in relation to the Diagnostics Transaction, an ordinary resolution of Healthscope Shareholders approving the acquisition of any Relevant Interest in Healthscope Shares by Symbion Health or (if applicable) Healthscope in relation to the Diagnostics Transaction for the purposes of, and in accordance with, section 611, item 7 of the Corporations Act; and

(d) any other approvals required by law, the Listing Rules, ASIC or ASX of Healthscope Shareholders reasonably considered by Healthscope to be necessary in order to implement the Diagnostics Transaction.

"Healthscope Shareholder" means a person who is registered in the Healthscope Share Register as a holder of Healthscope Shares.

"Healthscope Shareholder Materials" means the material required by law and the Listing Rules to be provided by Healthscope to Healthscope Shareholders in connection with the Healthscope Resolutions and includes the Healthscope Diagnostics Independent Expert's Report (if any).

"Healthscope Share Register" means the register of members of Healthscope maintained by or on behalf of Healthscope in accordance with section 168(1) of the Corporations Act.

"Healthscope Shares" means fully paid ordinary shares in the capital of Healthscope.

"Healthscope VWAP" means the average (calculated to 2 decimal places) of the volume weighted average share prices for Healthscope Shares traded on ASX (excluding any and all special crossings, crossings made prior to the commencement of normal trading, crossings made during the closing phase or the after hours adjust phase, overseas trades and overnight crossings or trades pursuant to the exercise of options over Healthscope Shares, and any other trades which Symbion Health and Healthscope reasonably agree to exclude on the basis that they are not representative of the general price at which Healthscope Shares are trading on ASX in the context of trading in Healthscope Shares on any day on which the trades took place) on each of the Trading Days comprising the Healthscope VWAP Period.

"Healthscope VWAP Period" means the 10 Trading Days prior to, but not including, the day of the Symbion Health Meeting Date, save that if the Symbion Health General Meeting is adjourned, postponed or otherwise delayed pursuant to clause 4.7(b)(ii) as a result of the circumstances set out in clause 4.7(a)(ii), the Healthscope VWAP Period means the 10 Trading Days prior to, but not including, the date on which the Symbion Health General Meeting was originally convened by Symbion Health to be held.

"Healthscope Warranties" means the representations and warranties made by Healthscope set out in item 1 of Schedule 1.

"Implementation Date" has the meaning given in the C&P Scheme Implementation Deed.

"Ineligible Overseas Shareholder" means:

(a) a Symbion Health Shareholder (other than a U.S. Shareholder) whose address as shown in the Symbion Health Share Register at the Record Date is a place outside Australia and its external territories, unless Healthscope and Symbion Health are satisfied, acting reasonably, that the laws of that Symbion Health Shareholder's country of residence (as shown in the Symbion Health Share Register) permit the distribution *in specie* of Healthscope Shares to that Symbion Health Shareholder pursuant to the Capital Reduction and Share Distribution Dividend, either unconditionally or after compliance with conditions which Healthscope in its sole discretion regards as acceptable; and

(b) if an exemption from the registration requirements of the U.S. Securities Act of 1933 is not available for the distribution of the Consideration Shares pursuant to Rule 802 under the U.S. Securities Act of 1933, on terms reasonably acceptable to Healthscope and Symbion Health, also includes a Symbion Health Shareholder who Symbion Health is aware, or has reason to believe, is a US Shareholder.

"Indemnified Parties" means:

(a) in respect of Healthscope, the Healthscope Indemnified Parties; and

(b) in respect of Symbion Health, the Symbion Health Indemnified Parties.

"ITAA 1936" means the *Income Tax Assessment Act 1936* (Cth).

"ITAA 1997" means the *Income Tax Assessment Act 1997* (Cth).

"Joint Venture Companies" means any person other than a Diagnostics Entity in which a Diagnostics Entity has a shareholding or other equity or beneficial interest.

"Lantern" means Lantern Bidco Pty Limited ACN 127 183 886.

"Listing Rules" means the official listing rules of ASX.

"Lock-up Period" means the period commencing on the date of this deed and ending on the earlier of:

(a) the date this deed is terminated in accordance with its terms;

(b) the Completion Date; and

(c) the End Date.

"Maximum Exchange Ratio means 246/530.

"Merged Group" means Healthscope and its Subsidiaries following Completion.

"Minimum Exchange Ratio" means $2.66/Protection Roof Expiry.

"Original Scheme" has the meaning given in clause 13.8(a).

"Original Scheme Implementation Deed" means the scheme implementation deed between Symbion Health and Healthscope dated 28 May 2007, as amended on 2 August 2007.

"Participating Shareholder" means each person registered in the Symbion Health Share Register as the holder of Symbion Health Shares as at the Record Date.

"Permitted Healthscope Dividend" means a dividend (which may be fully franked) of up to $0.095 per Healthscope Share in respect of the financial year ending 30 June 2007.

"Permitted Symbion Health Dividend" means:

(a) the Symbion Health FY07 Dividend; and

(b) the Share Distribution Dividend.

"Pharmacy Business" means the pharmacy services and distribution businesses of the Symbion Health Group which, for the avoidance of doubt, do not include the Diagnostics Businesses.

"Policy Statements" means all regulatory guidelines, policy statements and practice notes published by ASIC and in force at the date of this deed.

"Prospectus Disclosure" means the information to be prepared and provided by Healthscope to Symbion Health in relation to Healthscope and the Consideration Shares in connection with the distribution in specie of the Consideration Shares under the Capital Reduction and the Share Distribution Dividend as though it were being prepared to satisfy the disclosure requirements of Chapter 6D.2 on the basis that disclosure was being made to Symbion Health Shareholders.

"Protection Floor" means $5.30.

"Protection Roof Exchange Ratio" means $2.66/Healthscope VWAP.

"Protection Roof Expiry" means the Protection Roof Strike + $0.45.

"Protection Roof Strike" means $2.66/Base Exchange Ratio.

"Recapitalisation Steps" means the steps, documents and other transactions set out in or contemplated by the Recapitalisation Steps Document.

"Recapitalisation Steps Document" means the document entitled 'Agreed Recapitalisation Steps' initialled by Symbion Health, Lantern and Healthscope for the purposes of identification (or such other substitute or replacement document agreed between Symbion Health, Lantern and Healthscope in writing).

"Record Date" means 7:00 pm on the date which is 5 Business Days after the Symbion Health Meeting Date or such other date as agreed between the parties.

"Related Body Corporate" has the meaning given in the Corporations Act.

"Relevant Interest" has the meaning given in the Corporations Act.

"Relevant Undertakings" means the undertakings given or proposed to be given by Healthscope to the ACCC in connection with the Diagnostics Transaction.

"Representative" means, in respect of a party, its Related Bodies Corporate and each director, officer, employee, advisor, agent or representative of that party and its Related Bodies Corporate.

"Restructure Agreement" means the document entitled 'Restructure Agreement' initialled by Symbion Health, Lantern and Healthscope for the purposes of identification (or such other substitute or replacement document agreed between Symbion Health, Lantern and Healthscope in writing).

"Senior Executives" means each employee of Symbion Health whose salary for the year commencing 1 July 2007 is in excess of $175,000 per annum.

"Share Distribution Dividend" means the payment of a special dividend by Symbion Health by the distribution *in specie* by Symbion Health to Participating Shareholders (or in the case of Ineligible Overseas Shareholders, to a nominee in accordance with clause 5.8) of that number of Consideration Shares the directors of Symbion Health resolve to distribute.

"Shared Services Agreement" has the meaning given to that term in the Diagnostics Sale and Purchase Agreement.

"SH Holdings" means Symbion Healthcare Holdings Pty Ltd ACN 078 954 631.

"Significant Undertakings" has the meaning given to it in clause 10.3(b).

"Subsidiary" has the meaning given to that term in the Corporations Act.

"Superior Healthscope Proposal" means a Healthscope Competing Proposal which in the determination of the Healthscope Board, acting in good faith and in order to satisfy what the Healthscope Board considers to be its fiduciary or statutory duties (after having taken advice from its financial and legal advisers), would, if completed substantially in accordance with its terms and taking into account the terms and conditions of the applicable proposal, transaction or arrangement, result in a transaction more favourable to the Healthscope Shareholders than the Diagnostics Transaction.

"Superior Symbion Health Proposal" means a Competing Proposal which in the determination of the Symbion Health Board, acting in good faith and in order to satisfy what the Symbion Health Board considers to be its fiduciary or statutory duties (after having taken advice from its financial and legal advisers), would, if completed substantially in accordance with its terms and taking into account the terms and conditions of the Competing Proposal, result in a transaction more favourable to the Symbion Health Shareholders than: (i) the Diagnostics Transaction; or (ii) the Transactions viewed in aggregate.

"Symbion Health Board" means the board of directors of Symbion Health.

"Symbion Health Break Fee" means an amount equal to $19.575 million.

"Symbion Health Data Room" means the data room established by Symbion Health to allow Healthscope to undertake due diligence in respect of the Symbion Health Group, the index for which is attached to the Symbion Health Disclosure Letter.

"Symbion Health Diagnostics Independent Expert" means the independent expert to be engaged by Symbion Health to prepare a report regarding the Diagnostics Transaction for inclusion in the Symbion Health Shareholder Material.

"Symbion Health Diagnostics Independent Expert's Report" means the report from the Symbion Health Diagnostics Independent Expert, and any update to such report that the Symbion Health Diagnostics Independent Expert issues.

"Symbion Health Disclosure Letter" means the letter executed by Symbion Health and given to Healthscope immediately before execution of this deed.

"Symbion Health ESTIP" means the Symbion Health Executive Short Term Incentive Plan adopted by the Board of Symbion Health on or about 28 July 2006, as subsequently amended or varied.

"Symbion Health FY07 Dividend" means the fully franked dividend of $0.05 per Symbion Health Share declared by Symbion Health in respect of the financial year ended 30 June 2007.

"Symbion Health General Meeting" means the meeting of Symbion Health Shareholders to be convened by Symbion Health as required by clause 7.2.

"Symbion Health Group" means Symbion Health and each of its Subsidiaries.

"Symbion Health Indemnified Parties" means the directors, officers and employees of Symbion Health and each of its Related Bodies Corporate other than the Diagnostics Entities.

"Symbion Health Information" means:

(a) all information included in the Symbion Health Shareholder Materials, other than:

(i) any information provided by or on behalf of Healthscope to Symbion Health or its Representatives for inclusion in the Symbion Health Shareholder Materials;

(ii) the Symbion Health Diagnostics Independent Expert's Report;

(iii) the Prospectus Disclosure; and

(iv) the Symbion Health Investigating Accountant's Report; and

(b) any information provided by or on behalf of Symbion Health to Healthscope or its Representatives for inclusion in the Healthscope Shareholder Materials or the Healthscope Prospectus.

"Symbion Health Insurance and Indemnity Deeds" means the individual insurance and indemnity deeds entered into by Symbion Health with the directors and officers of Symbion Health in connection with the Transactions, a list of whose names has been initialled by Healthscope and Symbion Health.

"Symbion Health Investigating Accountant's Report" means the report from KPMG to be addressed to the Symbion Health Board and included in the Symbion Health Shareholder Materials.

"Symbion Health Material Adverse Change" means any event, occurrence or matter which individually or when aggregated with all such events, occurrences or matters:

(a) diminishes, or is reasonably likely to diminish, (whether now or in the future) the consolidated net assets of the Diagnostics Businesses by an amount equal to $33 million or more;

(b) diminishes, or is reasonably likely to diminish, (whether now or in the future) the earnings before interest and tax of the Diagnostics Businesses by an amount equal to $16 million or more (which amount shall be calculated after taking into account any event, occurrence or matter not disclosed prior to the date of this deed which has or could reasonably be expected to have a positive effect on the earnings before interest and tax of the Diagnostics Businesses); or

(c) has the result that the Diagnostics Entities are unable to carry on their business in substantially the same manner as carried on as at the date of this deed, or which otherwise materially and adversely affects the prospects of the Diagnostics Businesses,

other than an event, occurrence or matter:

(d) required to be undertaken or procured by the Symbion Health Group pursuant to the Transaction Documents; or

(e) to the extent fairly disclosed in the Symbion Health Disclosure Letter or the Symbion Health Data Room; or

(f) arising out of:

(ii) any proceedings in any Court or before any Government Agency (including the Takeovers Panel); or

(iii) other litigation,

whether commenced, notified or threatened by ASIC or a Symbion Health shareholder (in its capacity as a Symbion Health shareholder, and not otherwise) that is caused by or arising out of the Diagnostics Transaction or the Transactions (and for the avoidance of doubt, it is agreed that any proceedings or litigation caused by or arising out of the transactions contemplated by the Restructure Agreement are not intended to be covered by the exclusion in this paragraph (f)).

"Symbion Health Meeting Date" means the date that the meeting convened by Symbion Health in accordance with clause 7.2 for the purposes of Symbion Health Shareholders approving the Symbion Health Resolutions is held (or, if the meeting is opened and then adjourned, the date on which the voting on the Symbion Health Resolutions takes place (or is concluded, if later)).

"Symbion Health Prescribed Occurrence" means the occurrence of any of the following events (other than as required to be undertaken or procured by the Symbion Health Group pursuant to and in accordance with the Transaction Documents (including the Capital Reduction, a Permitted Symbion Health Dividend and the Recapitalisation Steps or any actions to be taken in order to comply with any undertakings given to the ACCC by Healthscope or any of its Related Bodies Corporate including as contemplated by clause 10), or to the extent fairly disclosed in the Symbion Health Disclosure Letter or the Symbion Health Data Room (including in the budgets for Symbion Health for the financial years ending on 30 June 2007 and 30 June 2008) or agreed to in writing by Healthscope):

(a) Symbion Health or any Diagnostics Entity converts all or any of its securities into a larger or smaller number of securities;

(b) Symbion Health or any Diagnostics Entity resolves to reduce its capital in any way;

(c) Symbion Health or any Diagnostics Entity:

(i) enters into a buy-back agreement; or

(ii) resolves to approve the terms of a buy-back agreement under section 257C(1) or section 257D(1) of the Corporations Act;

(d) Symbion Health or any Diagnostics Entity issues securities, or grants an option over or to subscribe for its securities, or agrees to make such an issue or grant such an option, other than to a wholly-owned Subsidiary of Symbion Health;

(e) Symbion Health or any Diagnostics Entity issues, or agrees to issue, convertible notes or any other security convertible into shares, other than to a wholly-owned Subsidiary of Symbion Health;

(f) Symbion Health or any Subsidiary of Symbion Health agrees to pay, declares or pays a dividend or any other form of distribution of profits or capital, other than:

(i) the declaration and payment by Symbion Health of the Permitted Symbion Health Dividend; or

(ii) the declaration and payment by any Subsidiary of Symbion Health of a dividend where the recipient of that dividend is Symbion Health or a wholly-owned Subsidiary of Symbion Health;

(g) Symbion Health makes any change to its constitution;

(h) Symbion Health or any of its Subsidiaries acquires or agrees to acquire any assets (excluding trading stock), properties or businesses, or incurs, agrees to incur or enters into a commitment or a series of commitments involving capital expenditure by the Symbion Health Group, whether in one transaction or a number of such transactions, where the amounts or value involved in such transaction, transactions, commitments or series of commitments exceeds $50 million in aggregate;

(i) Symbion Health or any of its Subsidiaries disposes of, or agrees to dispose of, any assets (excluding trading stock and receivables sold into the securitisation program), properties or businesses, whether in one transaction or a number of such transactions, where the amount or value involved in such transaction or transactions exceeds $50 million in aggregate;

(j) Symbion Health or any of the Diagnostics Entities creating, or agreeing to create, any mortgage charge, lien or other encumbrance over its business or any part of its property other than in the ordinary course of its business;

(k) Symbion Health or any Subsidiary of Symbion Health incurring any financial indebtedness or issuing any indebtedness or debt securities, other than in the ordinary course of business or pursuant to advances under its credit facilities in existence as at the date of this deed where the funds drawn pursuant to those advances are used in the ordinary course of business or in connection with a purpose that is contemplated and permitted in paragraph (h) of this definition;

(l) Symbion Health or any of the Diagnostics Entities making any loans, advances or capital contributions to, or investments in, any other person, other than in the Diagnostics Businesses or to any wholly-owned Subsidiary of a Diagnostics Entity in the ordinary course of business, or otherwise in the ordinary course of business;

(m) Symbion Health or any Subsidiary of Symbion Health:

(i) paying any bonus to any director or executive of Symbion Health or any Subsidiary of Symbion Health, other than bonuses payable to executives for the year ending 30 June 2007 in accordance with the employment terms of that executive in existence as at 2 May 2007 and in the ordinary and usual course of business on the basis of principles consistent with those applied for the payment of bonuses by Symbion Health or the relevant Subsidiary of Symbion Health for the year ended 30 June 2006 (provided that, for the avoidance of doubt, the payment of any bonus in accordance with such employment terms requires that the applicable performance targets or benchmarks relating to the payment of the bonus are satisfied and that any other applicable conditions are fulfilled);

(ii) increases the remuneration or compensation of any executive director or executive of Symbion Health or any Subsidiary of Symbion Health other than in accordance with Symbion Health's normal salary review procedure; or

(iii) grants to any director or executive of Symbion Health or any Subsidiary of Symbion Health any increase in severance or termination pay or superannuation entitlements;

(n) Symbion Health or any of the material Diagnostics Entities resolves that it be wound up or an application or order is made for the winding up or dissolution of Symbion Health or any of the material Diagnostics Entities other than where the application or order (as the case may be) is set aside within 14 days;

(o) a liquidator or provisional liquidator of Symbion Health or any of the material Diagnostics Entities is appointed;

(p) a court makes an order for the winding up of Symbion Health or any of the material Diagnostics Entities;

(q) an administrator of Symbion Health or any of the material Diagnostics Entities is appointed under sections 436A, 436B or 436C of the Corporations Act;

(r) Symbion Health or any of the material Diagnostics Entities ceases, or threatens to cease, to carry on business;

(s) Symbion Health or any of the material Diagnostics Entities executes a deed of company arrangement;

(t) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of any of the material Diagnostics Entities;

(u) Symbion Health or any of the material Diagnostics Entities is deregistered as a company or otherwise dissolved;

(v) Symbion Health or any of the material Diagnostics Entities is or becomes unable to pay its debts when they fall due; or

(w) the trustee of any trust in which any of the material Diagnostics Entities has an interest of more than 50% and which would, if it were a company, be a material Subsidiary of SH Holdings undertaking an action in respect of that trust if the corresponding action, in the case of any of the material Diagnostics Entities, would *(mutatis mutandis)* constitute a Symbion Health Prescribed Occurrence,

save that where any exception to paragraphs (d), (e) or (f) of this definition involves a dealing or transaction between Symbion Health and a wholly-owned Subsidiary of Symbion Health or between two or more wholly-owned Subsidiaries of Symbion Health, that exception will only apply if and to the extent that the dealing is between two or more entities each of which is a Diagnostic Entity or two or more entities each of which is a C&P Entity, but not between, on the one hand, an entity which is a Diagnostic Entity and, on the other hand, an entity which is a C&P Entity (provided that this does not prevent the declaration or payment by any Subsidiary of Symbion Health of a dividend to Symbion Health or a wholly-owned Subsidiary of Symbion Health for the purpose of enabling Symbion Health to pay a Permitted Symbion Health Dividend).

"Symbion Health PRP" means the Symbion Health Performance Rights Plan adopted by the Board of Symbion Health on or about 28 July 2006, as subsequently amended or varied.

"Symbion Health Resolutions" means:

(a) **(Listing Rule 11.1)** if required by ASX, an ordinary resolution of Symbion Health Shareholders for the purposes of satisfying the requirements of ASX and the Listing Rules in relation to the Diagnostics Transaction under Listing Rule 11.1;

(b) **(Listing Rule 11.2)** if required by ASX, an ordinary resolution of Symbion Health Shareholders for the purposes of satisfying the requirements of ASX and the Listing Rules in relation to the Diagnostics Transaction under Listing Rule 11.2;

(c) **(Capital Reduction)** an:

(iv) ordinary resolution of Symbion Health Shareholders approving the Capital Reduction for the purposes of section 256C(1) of the Corporations Act, in the form set out in section 1 of Schedule 3 of this deed (or in such other form as Symbion Health and Healthscope may agree in writing); and

(v) ordinary resolution of Symbion Health Shareholders approving the resolution set out in section 2 of Schedule 3 of this deed (or in such other form as Symbion Health and Healthscope may agree in writing); and

(d) any other approvals required by law, the Listing Rules, ASIC or ASX of Symbion Health Shareholders reasonably considered by Symbion Health as necessary in order to implement the Diagnostics Transaction.

"Symbion Health Share Register" means the register of members of Symbion Health maintained by or on behalf of Symbion Health in accordance with section 168(1) of the Corporations Act.

"Symbion Health Shareholder" means a person who is registered in the Symbion Health Share Register as a holder of Symbion Health Shares.

"Symbion Health Shareholder Materials" means the material required by law and the Listing Rules to be provided by Symbion Health to Symbion Health Shareholders in connection with the Symbion Health Resolutions and the implementation of the Diagnostics Transaction, including the Prospectus Disclosure.

"Symbion Health Shares" means fully paid ordinary shares in the capital of Symbion Health.

"Symbion Health Share Sale Deed" means the document entitled 'Share Sale Deed' initialled by Symbion Health, Lantern and Healthscope for the purposes of identification (or such other substitute or replacement document agreed between Symbion Health, Lantern and Healthscope in writing).

"Symbion Health Warranties" means the representations and warranties made by Symbion Health set out in item 2 of Schedule 1.

"Tax" includes any tax, levy, impost, deduction, charge, rate, duty, compulsory loan or withholding that is levied or imposed by a Government Authority, and any related interest, penalty, charge, fee or other amount.

"Third Party" means any of the following:

(a) a person other than Healthscope or any of its Related Bodies Corporate; or

(b) a consortium, partnership, limited partnership, syndicate or other group in which neither Healthscope nor any of its Related Bodies Corporate has agreed in writing to be a participant.

"Timetable" means the indicative timetable in relation to the Transactions set out in Schedule 2, or such other indicative timetable as may be agreed in writing by Symbion Health and Healthscope.

"Trading Day" has the meaning given in the Listing Rules.

"Transaction Completion Payment" means a cash payment to be paid to any Senior Executive at the discretion of Symbion Health, in accordance with clause 8.3.

"Transaction Documents" means:

(a) this deed;

(b) the Diagnostics Sale and Purchase Agreement;

(c) the C&P Scheme Implementation Deed;

(d) the "Scheme" as that term is defined in the C&P Scheme Implementation Deed;

(e) the "Lantern Deed Poll" as that term is defined in the C&P Scheme Implementation Deed;

(f) the Restructure Agreement;

(g) the Recapitalisation Steps Document; and

(h) the Shared Services Agreement.

"Transactions" means the proposed transactions pursuant to which:

(a) Symbion Health and Healthscope will effect the Diagnostics Transaction;

(b) Symbion Health will propose the C&P Scheme to Symbion Health Shareholders in accordance with the terms of the C&P Scheme Implementation Deed; and

(c) if the C&P Scheme becomes Effective (as defined in the C&P Scheme Implementation Deed), Lantern will acquire all of the shares in Symbion Health on the terms and conditions of the C&P Scheme.

"US Shareholder" means a Symbion Health Shareholder who:

(a) is a resident of, or a person in, the United States; or

(b) who holds Symbion Health Shares on behalf of a resident of, or a person in, the United States who beneficially owns Symbion Health Shares, but only with respect to such beneficially owned Symbion Health Shares and not with respect to any other holding of Symbion Health Shares beneficially owned by a person who is not a resident of, or a person in, the United States.

1.2 Interpretation

In this deed headings and words in bold are for convenience only and do not affect the interpretation of this deed and, unless the contrary intention appears:

(a) a word importing the singular includes the plural and vice versa, and a word indicating a gender includes every other gender;

(b) the word "**including**" or any other form of that word is not a word of limitation;

(c) if a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(d) a reference to a "**person**" includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture (whether incorporated or unincorporated), a partnership, a trust, other bodies corporate and bodies politic, substitutes (including, without limitation, persons taking by novation) and assigns;

(e) a reference to a party includes that party's executors, administrators, successors and permitted assigns, including persons taking by way of novation and, in the case of a trustee, includes any substituted or additional trustee;

(f) a reference to a document (including this deed) is to that document as varied, novated, ratified or replaced from time to time;

(g) a reference to a party, paragraph, clause, schedule, exhibit, attachment or annexure is a reference to a party, clause, schedule, exhibit, attachment or annexure to or of this deed, and a reference to this deed includes all schedules, exhibits, attachments and annexures to it;

(h) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(i) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(j) a reference to a time is to that time in Melbourne, Australia;

(k) a reference to a statute includes any regulations or other instruments made under it and a reference to a statute or any regulation or other instrument made under it or a provision of any such statute, regulation or instrument includes consolidations, amendments, re-enactments and replacements;

(l) a reference to a matter of which Symbion Health is "**aware**", means a matter of which any of the following individuals have actual knowledge or awareness:

   (i) Robert Cooke;

   (ii) John Hickey;

   (iii) Mark Hooper;

   (iv) Timothy Paine; and

   (v) the direct reports of the above individuals;

(m) a reference to a matter of which Healthscope is "**aware**", means a matter of which any of the following individuals have actual knowledge or awareness:

(i) Bruce Dixon;

(ii) Josef Czyzewski;

(iii) Vita Pepe;

(iv) AJ Matthew Egan; and

(v) the direct reports of the above individuals;

(n) a reference to a **"liability"** incurred by any person includes any liability of that person arising from or in connection with any obligation (including indemnities and all other obligations owed as principal or guarantor) whether liquidated or not, whether present, prospective or contingent and whether owed, incurred or imposed by or to or on account of or for the account of that person alone, severally or jointly or jointly and severally with any other person;

(o) a reference to a **"loss"** incurred by any person includes any loss, liability, damage, cost, charge, expense which the person pays, incurs or is liable for and any other diminution of value of any description which the person suffers, including all liabilities on account of taxes or duties, all interest, penalties, fines and other amounts payable to third parties and all reasonable legal expenses and other expenses in connection with investigating or defending any claim, action, demand or proceeding, whether or not resulting in any liability, and all amounts paid in settlement of any such claims;

(p) a reference to **"$"**, **"A$"** or **"dollar"** is to Australian currency; and

(q) this deed, or a provision of this deed, must not be construed adversely to a party just because that party prepared it or caused it to be prepared.

1.3 Best and reasonable endeavours

Any provision of this deed which requires a party to use best endeavours, or reasonable endeavours, or to take all steps reasonably necessary, to procure that something is performed or occurs does not include any obligation:

(a) to pay any significant sum of money or to provide any significant financial compensation, valuable consideration or any other incentive to or for the benefit of any person, except for payment of any applicable fee for the lodgement or filing of any relevant application with any Government Authority or fees to any professional advisers; or

(b) to commence any legal action or proceeding against any person, to procure that that thing is done or happens,

except where that provision expressly specifies otherwise.

1.4 Business Day

Except where otherwise expressly provided, where under this deed the day on which any act, matter or thing is to be done is a day other than a Business Day, such act matter or thing shall be done on the immediately preceding Business Day.

2. Operation of this deed

2.1 Original Scheme Implementation Deed

Upon the execution of this deed by each of Healthscope and Symbion Health, the Original Scheme Implementation Deed is terminated and ceases to have any effect or be binding on the parties and, despite anything to the contrary in the Original Scheme Implementation Deed, no rights or obligations of either party under the Original Scheme Implementation Deed survive its termination.

2.2 No claim

No party to this deed or the Original Scheme Implementation Deed will have any claim on any other party to this deed or the Original Scheme Implementation Deed as a consequence of clause 2.1 above.

3. Agreement to propose Diagnostics Transaction

3.1 Transaction Steps

Subject to the terms and conditions of this deed, the parties agree to implement the Diagnostics Transaction as follows:

(a) Healthscope agrees to propose the Healthscope Resolutions;

(b) Symbion Health agrees to propose the Symbion Health Resolutions;

(c) on the Completion Date, Symbion Health and Healthscope agree to execute the Diagnostics Sale and Purchase Agreement and complete the transactions the subject of the Diagnostics Sale and Purchase Agreement in accordance with the terms and conditions of the Diagnostics Sale and Purchase Agreement;

(d) on the Completion Date, Healthscope agrees to issue the Consideration Shares in accordance with clause 5.4;

(e) Healthscope agrees that it will comply with clause 6.4 in relation to the preparation, lodgement and issue of a Healthscope Prospectus; and

(f) Symbion Health agrees to effect the Capital Reduction and pay the Share Distribution Dividend, and comply with clause 5.3 in relation to the implementation of the Capital Reduction and the Share Distribution Dividend,

in each case on and subject to the terms and conditions (including clause 4.1) of this deed (and, as applicable, the other Transaction Documents), and substantially in accordance with the Timetable.

3.2 Assistance

The parties agree to provide the following assistance in the implementation of the steps referred to in clause 3.1:

(a) Symbion Health agrees to assist Healthscope in seeking the Healthscope Resolutions; and

(b) Healthscope agrees to assist Symbion Health in seeking the Symbion Health Resolutions, on and subject to the terms and conditions (including clause 4.1) of this deed, and substantially in accordance with the Timetable.

4. Conditions and pre-implementation steps

4.1 Conditions precedent to Completion

The obligations of Symbion Health and of Healthscope under clause 5 do not become binding on the parties until each of the following conditions has been fulfilled or waived in accordance with clause 4.4:

(a) **(Symbion Health Resolutions)** Symbion Health Shareholders approve the Symbion Health Resolutions by the majorities required by law and the Listing Rules, as applicable;

(b) **(Healthscope Resolutions)** Healthscope Shareholders approve the Healthscope Resolutions by the majorities required by law and the Listing Rules, as applicable;

(c) **(Regulatory Approvals and Modifications)** ASX and ASIC issue or provide such consents or approvals, or do other acts as are necessary to implement the Diagnostics Transaction before 8:00am on the Symbion Health Meeting Date and, if clause 4.5(c) applies, before 11:59 pm on the day before the Completion Date;

(d) **(Restructure Agreement)** the execution of the Restructure Agreement by all of the parties thereto on or before 5:00 pm on the Business Day immediately after the Symbion Health Meeting Date

(e) **(Completion of Recapitalisation Steps)** all of the Recapitalisation Steps referred to in paragraph 5(d) of the Recapitalisation Steps Document being completed in accordance with the Recapitalisation Steps Document before 11:59 pm on the day before the Completion Date;

(f) **(No Symbion Health Material Adverse Change)** no Symbion Health Material Adverse Change occurs after 28 May 2007 and before 8:00am on the Symbion Health Meeting Date and, if clause 4.5(c) applies, before the time of Completion on the Completion Date;

(g) **(No Symbion Health Prescribed Occurrence)** no Symbion Health Prescribed Occurrence occurs or becomes known to Healthscope after 28 May 2007 and before 8:00am on the Symbion Health Meeting Date and, if clause 4.5(c) applies, before the time of Completion on the Completion Date;

(h) **(Symbion Health Warranties)** the:

(i) Symbion Health Warranties that are qualified as to materiality are true and correct; and

(ii) Symbion Health Warranties that are not so qualified are true and correct in all material respects,

in each case as at the date of this deed and as at the time immediately before 8:00am on the Symbion Health Meeting Date and, if clause 4.5(c) applies, before Completion on the Completion Date as though made on and as of that time;

(i) **(No Healthscope Material Adverse Change)** no Healthscope Material Adverse Change occurs after 28 May 2007 and before 8:00am on the Symbion Health

Meeting Date and, if clause 4.5(c) applies, before the time of Completion on the Completion Date;

(j) **(No Healthscope Prescribed Occurrence)** no Healthscope Prescribed Occurrence occurs or becomes known to Symbion Health after 28 May 2007 and before 8:00am on the Symbion Health Meeting Date and, if clause 4.5(c) applies, before the time of Completion on the Completion Date;

(k) **(Healthscope Warranties)** the Healthscope Warranties that are qualified as to materiality are true and correct, and the Healthscope Warranties that are not so qualified are true and correct in all material respects, in each case as at the date of this deed and as at the time immediately before 8:00am on the Symbion Health Meeting Date and, if clause 4.5(c) applies, before Completion on the Completion Date as though made on and as of that time;

(l) **(No restraint)** no judgment, order, decree, statute, law, ordinance, rule or regulation, or other temporary restraining order, preliminary or permanent injunction, restraint or prohibition, entered, enacted, promulgated, enforced or issued by any court or other Government Authority of competent jurisdiction, remains in effect as at the time immediately preceding Completion which prohibits, materially restricts, makes illegal or enjoins Completion;

(m) **(ATO ruling)** a class ruling (or class rulings) is gazetted by the Australian Taxation Office before 8:00am on the Symbion Health Meeting Date (and remains in force, and is not withdrawn or revoked, before the Symbion Health Meeting Date) confirming that:

(i) a demerger, as described under section 125-70 of the ITAA 1997, will happen to a demerger group which includes Symbion Health and Healthscope when the Consideration Shares are distributed *in specie* to Symbion Health Shareholders pursuant to the Capital Reduction and the Share Distribution Dividend;

(ii) any profit recognised by Symbion Health in accounting for the demerger that is credited (but not paid in cash) to shareholders will be a dividend paid to Symbion Health Shareholders under the demerger and will qualify as a demerger dividend such that it will not be assessable income or exempt income, pursuant to subsection 44(4) of the ITAA 1936;

(iii) the Commissioner of Taxation will not make a determination under:

A. subsection 45B(3) of the ITAA 1936 that section 45BA of the ITAA 1936 will apply to demerger benefits provided to Symbion Health Shareholders; or

B. subsections 45A(2) or 45B(3) of the ITAA 1936 that section 45C of the ITAA 1936 will apply to capital benefits provided to Symbion Health Shareholders;

(n) **(ATO private ruling)** a private ruling is issued by the Australian Taxation Office before 8:00am on the Symbion Health Meeting Date(and remains in force, and is not withdrawn or revoked, before the Symbion Health Meeting Date) confirming that Symbion Health will be entitled to access CGT roll-over relief pursuant to Subdivision 124-M of the ITAA 1997 in respect of all capital proceeds received on the disposal by Symbion Health of shares in SH Holdings pursuant to the Diagnostics Transaction;

(o) **(Quotation of Healthscope Shares)** the Healthscope Shares to be issued as the Consideration Shares have been approved for official quotation by ASX (any such approval may be subject to customary conditions) before 8:00am on the Symbion Health Meeting Date and, if clause 4.5(c) applies, before 11:59 pm on the day before the Completion Date;

(p) **(Symbion Health Diagnostics Independent Expert's Report)** the Symbion Health Diagnostics Independent Expert provides a report to the Symbion Health Board stating that in its opinion the Diagnostics Transaction is (as applicable) fair and reasonable for Symbion Health Shareholders or in the best interests of Symbion Health Shareholders, and the Symbion Health Diagnostics Independent Expert does not change its conclusion or withdraw its report by notice in writing to Symbion Health prior to 8:00am on the Symbion Health Meeting Date;

(q) **(Diagnostics SPA Warranties)** the Diagnostics SPA Warranties that are qualified as to materiality are true and correct, and the Diagnostics SPA Warranties that are not so qualified are true and correct in all material respects, as at the date of the Diagnostics Sale and Purchase Agreement and as at the time immediately before 8:00am on the Symbion Health Meeting Date and, if clause 4.5(c) applies, before Completion on the Completion Date (tested as if the Diagnostics Sale and Purchase Agreement had been executed at that time) as though made on and as of each of those times;

(r) **(S&P/ASX 200 Index)** the S&P/ASX 200 is not 15% or more below its level as at the close of trading on 28 May 2007, at the close of trading on any 5 Trading Days during the Healthscope VWAP Period;

(s) **(Healthscope Diagnostics Independent Expert's Report)** if Healthscope commissions a Healthscope Diagnostics Independent Expert's Report, the Healthscope Diagnostics Independent Expert provides a report to the Healthscope Board stating that in its opinion the Diagnostics Transaction is (as applicable) fair and reasonable for Healthscope Shareholders or in the best interests of Healthscope Shareholders, and the Healthscope Diagnostics Independent Expert does not change its conclusion or withdraw its report by notice in writing to Healthscope prior to 8:00am on the Healthscope Meeting Date;

(t) **(no prospectus under foreign laws)** Healthscope and Symbion Health being reasonably satisfied, as at 8:00am on the Symbion Health Meeting Date, that no prospectus, disclosure document or other similar document or filing would be required under the laws of any jurisdiction (other than Australia) in which any Symbion Health Shareholder (or any person on whose behalf a Symbion Health Shareholder holds Symbion Health Shares) in connection with the Diagnostics Transaction (including in connection with the despatch of the Symbion Health Shareholder Materials, the Symbion Health General Meeting, the distribution (or transfer, as applicable) of the Consideration Shares under the Capital Reduction or the Share Distribution Dividend, or the issue (or any subsequent onsale) of the Consideration Shares), other than filings that are not materially onerous in order to take advantage of exemptions or exceptions to any such laws; and

(u) **(No CGT event L5 gain)** as at 8:00am on the Symbion Health Meeting Date, Symbion Health provides a written report to Healthscope confirming that no capital gain or gains will arise for Symbion Health pursuant to CGT event L5, or otherwise, as a result of the Diagnostics Transaction, or that any such gain or gains that will arise will not exceed $1 million in aggregate, provided that this Condition is not satisfied unless the report:

(i) sets out in full detail all relevant calculations undertaken in accordance with Division 711 of the Income Tax Assessment Act 1997 (Cth) in respect of each company ceasing to be a subsidiary member of the Symbion Health tax consolidated group;

(ii) uses the most recent financial and tax information reasonably available to Symbion Health for the purposes of the calculations, such information being prepared consistently with Symbion Health's previous accounting and tax practices and procedures; and

(iii) is free of manifest error.

4.2 General obligations in relation to Conditions

Without prejudice to any other obligations of the parties under this deed (but subject to clause 10.3(b)):

(a) Symbion Health and Healthscope must, to the extent that it is within their respective control, use their best endeavours to ensure that the Conditions set out in clauses 4.1(c) (Regulatory Approvals and Modifications), 4.1(e) (Completion of Recapitalisation Steps), 4.1(l) (No restraint), 4.1(p) (Symbion Health Diagnostics Independent Expert's Report), 4.1(s) (Healthscope Diagnostics Independent Expert's Report) 4.1(t) (no prospectus under foreign laws) and 4.1(u) (No CGT event L5 gain) are satisfied at the times set out in those clauses;

(b) Symbion Health must use its best endeavours to ensure that:

(i) the Conditions set out in clauses 4.1(f) (No Symbion Health Material Adverse Change), 4.1(g) (No Symbion Health Prescribed Occurrence) and 4.1(h) (Symbion Health Warranties) continue to be satisfied at all times until the time immediately before Completion on the Completion Date; and

(ii) the Conditions set out in clauses 4.1(a) (Symbion Health Resolutions), 4.1(d) (Restructure Agreement), 4.1(m) (ATO ruling), 4.1(n) (ATO private ruling) and 4.1(q) (Diagnostics SPA Warranties) are satisfied;

(c) Healthscope must use its best endeavours to ensure that:

(i) the Conditions set out in clauses 4.1(i) (No Healthscope Material Adverse Change), 4.1(j) (No Healthscope Prescribed Occurrence) and 4.1(k) (Healthscope Warranties) continue to be satisfied at all times until the time immediately before Completion on the Completion Date; and

(ii) the Conditions set out in clauses 4.1(b) (Healthscope Resolutions) and 4.1(o) (Quotation of Healthscope Shares) are satisfied; and

(d) neither party shall take any action that will or is likely to hinder or prevent the satisfaction of any Condition except to the extent that such action is required to be done or procured pursuant to, or is otherwise permitted by, the Transaction Documents, or is required by law.

4.3 Notice in relation to satisfaction of Conditions

Each party must:

(a) keep the other promptly and reasonably informed of the steps it has taken and of its progress towards satisfaction of the Conditions; and

(b) in relation to any Condition notify the other party in writing upon becoming aware of:

(i) the satisfaction of that Condition, in which case the notifying party must also provide reasonable evidence the Condition has been satisfied; and

(ii) any fact or circumstance which results in that Condition becoming incapable of satisfaction or may result in that Condition not being satisfied in accordance with its terms.

4.4 Benefit and waiver of Conditions

(a) The Conditions in clauses 4.1(d) (Restructure Agreement), 4.1(f) (No Symbion Health Material Adverse Change), 4.1(g) (No Symbion Health Prescribed Occurrence), 4.1(h) (Symbion Health Warranties), 4.1(q) (Diagnostics SPA Warranties), 4.1(r) (S&P/ASX 200 Index), 4.1(s) (Healthscope Diagnostics Independent Expert's Report) and 4.1(u) (No CGT event L5 gain) are for the benefit of Healthscope and may only be waived by Healthscope by notice in writing to Symbion Health.

(b) The Conditions in clauses 4.1(i) (No Healthscope Material Adverse Change), 4.1(j) (No Healthscope Prescribed Occurrence), 4.1(k) (Healthscope Warranties), 4.1(o) (Quotation of Healthscope Shares) and 4.1(p) (Symbion Health Diagnostics Independent Expert's Report) are for the benefit of Symbion Health and may only be waived by Symbion Health by notice in writing to Healthscope.

(c) The Conditions in 4.1(c) (Regulatory Approvals and Modifications), 4.1(e) (Completion of Recapitalisation Steps), 4.1(l) (No restraint), 4.1(m) (ATO ruling), 4.1(n) (ATO private ruling) and 4.1(t) (no prospectus under foreign laws) are for the benefit of both parties and may only be waived by notice in writing from both parties.

(d) The Conditions in clauses 4.1(a) (Symbion Health Resolutions) and 4.1(b) (Healthscope Resolutions) are for the benefit of both parties and may not be waived.

(e) A party entitled to waive a Condition under this clause 4.4 may do so in its absolute discretion.

(f) If a waiver by a party of a Condition is itself expressed to be conditional and the other party does not accept the conditions thereto, the relevant Condition has not been waived.

(g) If a party waives the breach or non-fulfilment of any of the Conditions in clause 4.1, that waiver does not prevent it from suing the other party for any breach of this deed that resulted in the breach or non-fulfilment of the Condition.

(h) Waiver of a breach or non-fulfilment in respect of one Condition does not constitute:

(i) a waiver of breach or non-fulfilment of any other Condition resulting from the same event; or

(ii) a waiver of breach or non-fulfilment of that Condition resulting from any other event.

4.5 Failure of Conditions

(a) Subject to clause 4.5(c),if any Condition that is stated in clause 4.4 to be for the benefit of a party (in this clause 4.5, the "**first party**") (whether or not the Condition is also stated to be for the benefit of the other party):

(i) becomes incapable of satisfaction; or

(ii) has not been satisfied, or waived in accordance with clause 4.4, before the End Date,

the first party may serve notice on the other party requiring it to consult in good faith with a view to determining whether the Transactions could be structured by alternative means or to extending the date for satisfaction of the relevant Condition, or adjourning or changing the date of any shareholder meeting in respect of the Diagnostics Transaction.

(b) If the parties are unable to reach agreement under clause 4.5(a) within 5 Business Days after the delivery of the notice under that clause, the first party may terminate this deed by notice in writing to the other party, provided that the first party shall not be permitted to terminate this deed in respect of the relevant Condition becoming incapable of satisfaction, or not being satisfied before the End Date, if a failure by such party to comply with its obligations under this deed directly and materially contributed to the relevant Condition becoming incapable of satisfaction, or not being satisfied before the End Date.

(c) If on or before the date which is 11 Business Days after the Symbion Health Meeting Date, Completion has not occurred this clause 4.5(c) will be deemed to apply for the purposes of the relevant Conditions (and in determining whether any relevant Condition has become incapable of satisfaction or will be satisfied or waived before the End Date).

4.6 ATO Rulings

Symbion Health must use its best endeavours to obtain the ATO class and private rulings referred to in clauses 4.1(m) and 4.1(n) as soon as practicable after the date of this deed and in particular must:

(a) as soon as practicable after the date of this deed, file or cause to be filed with the ATO any applications or submissions which are required in order to obtain such rulings;

(b) provide to Healthscope a copy of all documents to be supplied to the ATO, and prior to submitting each such document:

(i) allow Healthscope and its Representatives a reasonable opportunity to review and comment on them; and

(ii) amend any factual or legal inaccuracy or omission, and consider in good faith any other comments, notified to it by Healthscope or its Representatives following the review of such documents by them; and in each case, to the extent that it is reasonably practicable to do so;

(c) to the extent that it is legally permitted to do so, provide to Healthscope a copy of all documents, letters, emails and other communications received from the ATO in connection with the application for the rulings, and ensure that a Healthscope representative participates in, and is fully informed of any discussions between Symbion Health and the ATO in relation to the Diagnostics Transaction, in each case to the extent reasonably practicable; and

(d) notify Healthscope of any meetings, discussions or telephone calls to be held with the ATO for the purposes of obtaining informal clearance from the ATO, and use its best endeavours to ensure that at least one of Healthscope's Representatives is present at or participate in such meeting, discussion or telephone call.

4.7 Adjournment of Symbion Health General Meeting

(a) Despite any provision to the contrary in this deed, if:

(i) on or following 5:00 pm on the day which is 5 Business Days before the date on which the Symbion Health General Meeting has been scheduled to be held:

A. any of the Conditions in clauses 4.1(b) (Healthscope Resolutions), 4.1(c) (regulatory approvals and modifications), 4.1(l) (no restraints), 4.1(m) (ATO rulings), 4.1(n) (ATO private ruling), 4.1(o) (quotation of Healthscope Shares), 4.1(p) (Symbion Health Diagnostics Independent Expert's Report), or 4.1(s) (Healthscope Diagnostics Independent Expert's Report), have not been satisfied or, where possible, waived in accordance with clause 4.4, before the date on which the Symbion Health General Meeting has been scheduled to be held;

B. Healthscope has not obtained the confirmation in writing from the ACCC that it:

1) agrees to consider the competition effects of the Diagnostics Transaction by way of a variation to the Existing ACCC Undertaking as contemplated by clause 10.1; or

2) does not propose to oppose the Diagnostics Transaction;

C. a Competing Proposal has been communicated to Symbion Health;

D. Healthscope is in breach of this deed;

E. Healthscope has postponed, adjourned or otherwise delayed the Healthscope General Meeting; or

(ii) on or following 7:00 pm on the day which is 2 Business Days before the date on which the Symbion Health General Meeting has been scheduled to be held, the Symbion Health Board, acting reasonably, has formed the view that the Healthscope VWAP is, or is likely to be, less than $5.30,

Symbion Health may, acting reasonably, take one or more of the steps set out in clause 4.7(b).

(b) If any of the events referred to in clause 4.7(a) occurs, Symbion Health may:

(i) adjourn, postpone or otherwise delay the holding of the Symbion Health General Meeting; or

(ii) hold the Symbion Health General Meeting and, following the opening of the meeting, adjourn such meeting before a vote of the Symbion Health Shareholders is taken on the Symbion Health Resolutions,

and Healthscope must agree to the taking of the steps referred to in this clause 4.7 and provide all assistance reasonably required by Symbion Health in connection with such steps, provided that in no event will any party be permitted or required to make or seek such an adjournment or postponement of the Symbion Health General Meeting pursuant to this clause 4.7(b) to a date, if the adjournment or postponement to that date would have the effect that Completion could not occur by the End Date.

(c) This clause 4.7 is without prejudice to the rights of Symbion Health and the Symbion Health Board pursuant to clauses 11, 13.10 and 15.2.

(d) Once the notice of meeting of the Symbion Health General Meeting has been despatched to Symbion Health Shareholders, Symbion Health must not adjourn, postpone or otherwise delay the holding of the Symbion Health General Meeting without Healthscope's written consent (such consent not to be unreasonably withheld), other than as contemplated in clause 4.7(a) and clause 4.7(b).

4.8 Adjournment of Healthscope General Meeting

Once the notice of meeting of the Healthscope General Meeting has been despatched to Healthscope Shareholders, Healthscope must not adjourn, postpone or otherwise delay the holding of the Healthscope General Meeting, other than:

(a) with Symbion Health's written consent (such consent not to be unreasonably withheld); or

(b) if Symbion Health has adjourned, postponed or otherwise delayed the holding of the Symbion Health General Meeting.

4.9 Reversion to Original Scheme

If, on or before 12:00 noon (Melbourne time) on the date which is 5 days after the date on which the Symbion Health Shareholder Materials are first lodged with the ASX (the date of such lodgement being the "**Release Date**"), Primary Health Care Limited agrees with Symbion Health (on terms and conditions acceptable to Symbion Health, Lantern and Healthscope) to irrevocably and unconditionally support a proposal on terms and conditions which are in substance equivalent to those in the Original Scheme Implementation Deed then the parties must use their best endeavours to, on or before the date which is 10 days after the Release Date:

(a) negotiate and enter into a scheme implementation deed ("**New SID**") on the same terms and conditions (including as to the consideration to be paid to Symbion Health Shareholders, with the cash component of the consideration being calculated having regard to the fact that the "Permitted Symbion Dividend" referred to in the Original Scheme Implementation Deed has been declared and paid) as the Original Scheme Implementation Deed; and

(b) ensure that the parties to the "Healthscope Deed Poll" and the "IAC Deed Poll", the "Procurement Deed", the "Business Sale Agreements" and the "Bidding Deed" (as those documents are defined in the Original Scheme Implementation Deed), negotiate and enter into the same such documents on the same such terms and conditions; and

(c) in relation to Healthscope, negotiate and enter into a debt commitment letter which provides funding for Healthscope's obligations under the transactions the subject of the New SID and which is, in relation to quantum, conditionality and certainty of funding, equivalent to the Healthscope Commitment Letter,

with only such amendments as are necessary to accommodate for technical changes, changes required by law, changes arising merely out of the passage of time and changes necessary to terminate (on a basis agreed by the parties) the Transaction Documents, including the following amendments to the terms of the Original Scheme Implementation Deed:

(d) the removal (without any substitution, replacement or the introduction of any similar terms) of the "Superior C&P Proposal" concept in clause 5.4;

(e) amendments in relation to dividend arrangements (it being acknowledged that the "Permitted Healthscope Dividend" and the "Permitted Symbion Dividend" referred to in the Original Scheme Implementation Deed have been declared prior to the date of this deed) including that Symbion Health Shareholders will be entitled to participate in either of any dividend (which may be fully franked) declared by Healthscope or Symbion Health in respect of the 6 months ending 31 December 2007;

(f) amendments necessary so that the new scheme implementation deed refers correctly to the new debt and equity financing arrangements that would be necessary to finance the new proposal; and

(g) the amendment of the "End Date" referred to in the Original Scheme Implementation Deed to 28 February 2008.

5. Completion of the Diagnostics Transaction

5.1 General

The parties agree that, subject to the Conditions set out in clause 4.1 being satisfied or waived in accordance with clause 4:

(a) Symbion Health will sell, and Healthscope will purchase, the Diagnostics Shares on the terms and conditions of the Diagnostics Sale and Purchase Agreement;

(b) in consideration for the sale and purchase of the Diagnostics Shares, Healthscope will issue the Consideration Shares to Symbion Health and Symbion will become the legal and beneficial owner of the Completion Shares; and

(c) Symbion Health will implement the Capital Reduction and the Share Distribution Dividend (and comply with clause 5.9 (if applicable)).

5.2 Completion

Unless this deed is previously terminated in accordance with its terms, Completion will take place at the place and time agreed between Healthscope and Symbion Health:

(a) on the day which is 7 Business Days after satisfaction of the Conditions specified in clauses 4.1(a) and 4.1(b); or

(b) if the day referred to in paragraph (a) is not the last Business Day in a calendar month, then on the last Business Day in the calendar month of the day referred to in paragraph (a); or

(c) if the day referred to in paragraph (b) is more than 4 Business Days after the day referred to in paragraph (a), then on the first Friday after the day referred to in paragraph (a),

or on such other day as agreed by the parties in writing (including in Schedule 2) and provided that paragraphs (b) and (c) shall not apply if, as a result of those provisions, the Implementation Date would not occur before the End Date.

5.3 Symbion Health's Completion obligations

(a) Subject to clause 5.5, at Completion, the Diagnostics Sale and Purchase Agreement must be executed by Symbion Health and Symbion Health will comply with its obligations under the Diagnostics Sale and Purchase Agreement.

(b) Subject to clause 5.5, without limiting the terms of the Diagnostics Sale and Purchase Agreement, at Completion, Symbion Health will do and perform all acts, and execute and deliver all documents (including the execution of any master share transfer forms and the delivery of such executed forms to the Healthscope share registry), as are necessary to:

  (i) effect the Capital Reduction;

  (ii) effect the payment of the Share Distribution Dividend; and

  (iii) effect the distribution of the Consideration Shares to Participating Shareholders (or the transfer of such shares to the nominee contemplated by clause 5.8, as applicable) as contemplated by the Capital Reduction and the Share Distribution Dividend,

such that they will be effected immediately after DSPA Completion and such that the Consideration Shares can be registered by Healthscope (or the Healthscope share registry) in the names of the Participating Shareholders and the nominee immediately after DSPA Completion.

(c) Completion will only be taken to have occurred if (and only if) Symbion Health has fully complied with its obligations under paragraph (b) above and Healthscope has issued the Consideration Shares to Symbion Health.

5.4 Healthscope's Completion obligations

Subject to clause 5.5, at Completion, the Diagnostics Sale and Purchase Agreement must be executed by Healthscope and Healthscope will comply with its obligations under the Diagnostics Sale and Purchase Agreement and without limiting the terms of the Diagnostics Sale and Purchase Agreement, Healthscope will issue the Consideration Shares to Symbion Health and (without limiting its obligations under the terms of the Diagnostics Sale and Purchase Agreement) Symbion Health will not be obliged to comply with its obligations in clause 5.3(b) until it has received the Consideration Shares.

5.5 Condition to obligations to complete

Neither Symbion Health nor Healthscope is obliged to:

(a) execute the Diagnostics Sale and Purchase Agreement, or do anything contemplated by the Diagnostics Sale and Purchase Agreement;

(b) in the case of Symbion Health, comply with clauses 5.3(a) or 5.3(b); or

(c) in the case of Healthscope, comply with clause 5.4,

unless the following conditions are satisfied (or waived):

(d) it is evident that all things necessary for Symbion Health to be capable of and able to effect the distribution (and transfer, as applicable) of the Consideration Shares to the Participating Shareholders and the nominee contemplated by clause 5 8, such that those Consideration Shares will be registered in the names of the Participating Shareholders and the nominee (as applicable), in accordance with clause 5.3(b), immediately following their issue to and registration of Symbion Health as shareholder, have been done (including that all applicable documentation has been prepared, that duly authorised Symbion Health signatories or attorneys are present at Completion to execute that documentation (and are willing to execute that documentation), and that the Healthscope share registry is in a position to register the applicable transfers of all of the Consideration Shares immediately after the issue of those shares); and

(e) without limiting the generality of paragraph (d) above, there being no judgment, order or other temporary restraining order, preliminary or permanent injunction, restraint or prohibition of a kind referred to in clause 5.9(a) then in force.

The conditions in paragraphs (d) and (e) above are for the benefit of both parties and may only be waived by both parties.

5.6 Simultaneous actions at DSPA Completion and Completion

In respect of Completion:

(a) the obligations of the parties upon DSPA Completion and Completion set out in this deed and the Diagnostics Sale and Purchase Agreement are interdependent; and

(b) all actions required to be performed are to be taken to have occurred simultaneously at DSPA Completion and Completion (other than the actions contemplated by clause 5.3(b), which are to be taken to have occurred immediately after the Consideration Shares are issued to Symbion Health).

5.7 Notice to complete

(a) If Completion does not occur in accordance with this clause 5 because of the failure of any party (the **"Defaulting Party"**) to satisfy any of its obligations under this clause 5 then Healthscope (where the Defaulting Party is Symbion Health) or Symbion Health (where the Defaulting Party is Healthscope) (in either case the **"Non-Defaulting Party"**) may give the Defaulting Party a notice requiring the Defaulting Party to satisfy those obligations within a period of 5 Business Days after the date of the notice and specifying that time is of the essence in relation to that notice.

(b) If the Defaulting Party fails to comply with the notice, the Non-Defaulting Party may, without limitation to any other rights it may have, terminate this deed.

5.8 Ineligible Overseas Shareholders

(a) Symbion Health will be under no obligation under the Capital Reduction or the Share Distribution Dividend to distribute, and will not distribute, any Consideration Shares to any Ineligible Overseas Shareholder, and instead Symbion Health will transfer the Consideration Shares to which that Ineligible Overseas Shareholder would otherwise have been entitled (if they were not an Ineligible Overseas Shareholder) to a nominee appointed by Symbion Health.

(b) Symbion Health will procure that, as soon as reasonably practicable and in any event not more than 15 Business Days after the Completion Date:

(i) the nominee:

A. sells on the financial market conducted by ASX all of the Consideration Shares transferred to the nominee pursuant to clause 5.8(a) in such manner, at such price and on such other terms as the nominee determines in good faith; or

B. if the nominee believes that the process referred to in clause 5.8(b)(i)A is not appropriate in the circumstances, the nominee undertakes such other sale process that the nominee believes will maximize the price at which the Consideration Shares will be sold; and

(ii) remits to Symbion Health the proceeds of sale (after deducting any applicable brokerage, stamp duty and other selling costs, taxes and charges).

(c) Promptly after the last sale of Consideration Shares in accordance with clause 5.8(b), Symbion Health will pay to each Ineligible Overseas Shareholder the proportion of the net proceeds of sale received by Symbion Health pursuant to clause 5.8(b)(ii) to which that Ineligible Overseas Shareholder is entitled (being the number of Symbion Health Shares held by the Ineligible Overseas Shareholder as at the Record Date divided by the total number of Symbion Health Shares held by all Ineligible Overseas Shareholders as at the Record Date multiplied by the net proceeds of sale).

5.9 Dealing with Consideration Shares if distribution cannot proceed

(a) If because of any judgment, order, or other temporary restraining order, preliminary or permanent injunction, restraint or prohibition, entered, enacted, promulgated, enforced or issued by any court or other Government Authority of competent jurisdiction the distribution by Symbion Health of the Consideration Shares contemplated by paragraph (b) of the definition of Diagnostics Transaction to Symbion Health Shareholders other than Ineligible Overseas Shareholders cannot proceed or is or would be invalid, of no effect or otherwise contrary to applicable law, then Completion must not occur and will be deferred until such time as Symbion Health can distribute the Consideration Shares without breaching such judgment, order or law, provided that (without limiting the circumstances in which this deed may otherwise be terminated) if Completion has not occurred by the End Date then either party may terminate this deed with immediate effect by giving written notice to the other party.

(b) Symbion Health agrees not to exercise any right to vote (or appoint any proxy to exercise any right to vote), or any other right (including any right to distribute, trade or sell the Consideration Shares, but excluding the right to distribute the Consideration Shares to Participating Shareholders and the nominee contemplated by clause 5.8), in respect of any of the Consideration Shares during the period from the time of issue of the Consideration Shares until the Consideration Shares are distributed to (and all of the Consideration Shares have actually been registered in the names of) Participating Shareholders and the nominee contemplated by clause 5.8, other than a right to vote the Consideration Shares:

   (i) while a dividend (or part of a dividend) in respect of any of the Consideration Shares is unpaid;

   (ii) on a proposal to reduce Healthscope's share capital;

   (iii) on a resolution to approve the terms of a buy-back agreement;

   (iv) on a proposal that affects the rights attached to any of the Consideration Shares;

   (v) on a proposal to wind Healthscope up;

   (vi) on a proposal for the disposal of the whole of Healthscope's property, business and undertaking; or

   (vii) during Healthscope's winding up,

   in which case Symbion Health may exercise its right to vote at its discretion (or appoint a proxy to do so).

6. Implementation of Healthscope Resolutions and preparation of the Healthscope Prospectus

6.1 Introduction

Healthscope and Symbion Health each agree that the efficient preparation of the Symbion Health Shareholder Materials, the Healthscope Shareholder Materials and the implementation of the Diagnostics Transaction is in the interests of Healthscope Shareholders and Symbion Health Shareholders and that they will use all reasonable endeavours and utilise all necessary resources (including management resources and the resources of external advisers) to comply with their respective obligations under this clause 6 and to implement the Diagnostics Transaction on the terms and conditions of this deed as soon as reasonably practicable and substantially in accordance with the Timetable.

6.2 Healthscope's obligations in relation to the Healthscope Resolutions and the Healthscope Prospectus

Healthscope must take all steps reasonably necessary to obtain the approval of Healthscope Shareholders to the Healthscope Resolutions as soon as is reasonably practicable after the date of this deed and substantially in accordance with the Timetable, including taking each of the following steps:

(a) **(Healthscope Shareholder Materials and Healthscope Prospectus)** prepare the Healthscope Shareholder Materials and the Healthscope Prospectus for lodgement with ASIC and issue to Symbion Health in accordance with clause 6.4;

(b) **(consultation regarding drafts)** consult with Symbion Health with respect to the preparation, form and content of the Healthscope Shareholder Materials and will consider in good faith when preparing revised drafts of the Healthscope Shareholder Materials any comments provided by Symbion Health and its Representatives on the Healthscope Shareholder Materials;

(c) **(Healthscope Diagnostics Independent Expert)** if the Healthscope Board considers that a report by an independent expert is necessary or appropriate having regard to the nature of the Healthscope Resolutions, promptly appoint the Healthscope Diagnostics Independent Expert and provide all assistance and information reasonably requested by the Healthscope Diagnostics Independent Expert in connection with the preparation of the Healthscope Diagnostics Independent Expert's report for inclusion in the Healthscope Shareholder Materials;

(d) **(approval of Healthscope Shareholder Materials and Healthscope Prospectus)** as soon as practicable, procure that a meeting of the Healthscope Board, or (to the extent legally possible) of an appropriately authorised committee of the Healthscope Board appointed for the purpose, is convened to consider approving the Healthscope Shareholder Materials for despatch to the Healthscope Shareholders and the Healthscope Prospectus for lodgement with ASIC and issue to Symbion Health; and

(e) **(convening Healthscope General Meeting)** take all reasonable steps necessary to convene the Healthscope General Meeting, in accordance with Healthscope's constitution, the Corporations Act and the Listing Rules, so that the Healthscope Meeting Date occurs substantially in accordance with the Timetable and in any event before the Symbion Health Meeting Date.

6.3 Symbion Health's obligations in relation to the Healthscope Resolutions and the Healthscope Prospectus

Symbion Health must take all steps reasonably necessary to assist Healthscope to obtain the approval of Healthscope Shareholders to the Healthscope Resolutions as soon as is reasonably practicable and substantially in accordance with the Timetable including taking each of the following steps:

(a) **(Symbion Health Information)** provide to Healthscope the Symbion Health Information in a form appropriate for inclusion in the Healthscope Shareholder Materials;

(b) **(Independent Expert)** promptly provide all assistance and information reasonably requested by the Healthscope Diagnostics Independent Expert to enable it to prepare its report for inclusion in the Healthscope Shareholder Materials;

(c) **(Review of Healthscope Shareholder Materials and Healthscope Prospectus)** as soon as practicable after delivery, review the drafts of the Healthscope Shareholder Materials and the Healthscope Prospectus prepared by Healthscope and provide, in good faith, comments on those drafts to the extent relating to the Symbion Health Information;

(d) **(Approval in relation to Healthscope Shareholder Materials and the Healthscope Prospectus)** as soon as practicable after delivery of the proposed final version of the Healthscope Shareholder Materials and the Healthscope Prospectus by Healthscope, procure that a meeting of the Symbion Health Board or (to the extent legally possible) of an appropriately authorised committee of the Symbion Health Board is convened to consider approving the Symbion Health Information as being in a form appropriate for despatch to the Healthscope Shareholders and inclusion in the Healthscope Shareholder Materials and the Healthscope Prospectus (as applicable); and

(e) **(Updating)** provide to Healthscope all such further or new information of which Symbion Health becomes aware that arises after the Healthscope Shareholder Materials has been despatched (and the Healthscope Prospectus has been lodged with ASIC) until the date of the Healthscope Meeting Date which is necessary to ensure that the Symbion Health Information, in the form and context in which that information appears in the version of the Healthscope Shareholder Materials as despatched (and the Healthscope Prospectus as lodged with ASIC):

(i) is not misleading or deceptive (whether by omission or otherwise); and

(ii) continues to comply with all applicable laws, Listing Rules and ASIC Policy Statements.

6.4 Healthscope Prospectus - preparation principles

(a) Healthscope must prepare the Healthscope Prospectus in compliance with:

(i) all applicable laws, Listing Rules and Policy Statements; and

(ii) this clause 6.4,

with the level of disclosure that would be necessary if the Healthscope Prospectus was being given to Symbion Health Shareholders;

(b) Healthscope will consult with Symbion Health with respect to the preparation, form and content of the Healthscope Prospectus and will consider in good faith when preparing revised drafts of the Healthscope Prospectus any comments provided by Symbion Health and its Representatives on the Healthscope Prospectus;

(c) Healthscope must seek written consent from Symbion Health for the form and context in which the Symbion Health Information appears in the Healthscope Prospectus and for Symbion Health to be named in the Healthscope Prospectus in this regard;

(d) Symbion Health must:

(i) not unreasonably withhold or delay the consent referred to in paragraph (c),

(ii) provide Healthscope with such assistance, including access to its directors, employees (including presentations by those employees to any due diligence committee established by Healthscope), advisers and records, as Healthscope considers is necessary or desirable to ensure that Healthscope and its Representatives are able to rely on the defences in sections 731, 732 and 733 of the Corporations Act in relation to the Symbion Health Information; and

(iii) also provide Healthscope and its Representatives with full access to the due diligence process conducted by Symbion Health in relation to the Symbion Health Information; and

(e) Healthscope must lodge the Healthscope Prospectus with ASIC and issue the Healthscope Prospectus to Symbion Health before the Symbion Health Shareholder Materials are first publicly released to the ASX.

6.5 Suspension of Symbion Health Dividend Reinvestment Plan

Symbion Health must, from the date of this deed until the earlier of the termination of the C&P Scheme Implementation Deed or the implementation date under the C&P Scheme, suspend (or keep suspended, as the case may be) the operation of the Symbion Health Dividend Reinvestment Plan and must not, without the prior consent of Healthscope, reinstate the operation of the Symbion Health Dividend Reinvestment Plan or introduce any substitute plan.

7. Implementation of Symbion Health Resolutions and the Restructure Agreement

7.1 Introduction

Healthscope and Symbion Health each agree that the efficient preparation of the Symbion Health Shareholder Materials, the Healthscope Shareholder Materials and the implementation of the Diagnostics Transaction is in the interests of Healthscope Shareholders and Symbion Health Shareholders and that they will use all reasonable endeavours and utilise all necessary resources (including management resources and the resources of external advisers) to comply with their respective obligations under this clause 7 and to implement the Diagnostics Transaction on the terms and conditions of this deed as soon as reasonably practicable and substantially in accordance with the Timetable.

7.2 Symbion Health's obligations in relation to the Symbion Health Resolutions

Symbion Health must take all steps reasonably necessary to obtain the approval of Symbion Health Shareholders to the Symbion Health Resolutions as soon as is reasonably practicable after the date of this deed and substantially in accordance with the Timetable, including taking each of the following steps:

(a) **(Symbion Health Shareholder Materials** prepare the Symbion Health Shareholder Materials;

(b) **(consultation regarding drafts)** consult with Healthscope with respect to the preparation, form and content of the Symbion Health Shareholder Materials and will consider in good faith when preparing revised drafts of the Symbion Health Shareholder Materials any comments provided by Healthscope and its Representatives on the Symbion Health Shareholder Materials;

(c) **(Symbion Health Diagnostics Independent Expert)** promptly appoint the Symbion Health Diagnostics Independent Expert and provide all assistance and information reasonably requested by the Symbion Health Diagnostics Independent Expert in connection with the preparation of the Symbion Health Diagnostics Independent Expert's report for inclusion in the Symbion Health Shareholder Materials;

(d) **(approval of Symbion Health Shareholder Materials)** as soon as practicable, procure that a meeting of the Symbion Health Board, or (to the extent legally possible) of an appropriately authorised committee of the Symbion Health Board appointed for the purpose, is convened to consider approving the Symbion Health Shareholder Materials for despatch to the Symbion Health Shareholders and, prior to the despatch of the Symbion Health Shareholder Materials, comply with section 256C(5) of the Corporations Act; and

(e) **(convening Symbion Health General Meeting)** take all reasonable steps necessary to convene the Symbion Health General Meeting, in accordance with Symbion Health's constitution, the Corporations Act and the Listing Rules, so that the Symbion Health Meeting Date occurs substantially in accordance with the Timetable.

7.3 Healthscope's obligations in relation to the Symbion Health Resolutions

Healthscope must take all steps reasonably necessary to assist Symbion Health to obtain the approval of Symbion Health Shareholders to the Symbion Health Resolutions as soon as is reasonably practicable and substantially in accordance with the Timetable including taking each of the following steps:

(a) **(Healthscope Information)** provide to Symbion Health the Healthscope Information in a form appropriate for inclusion in the Symbion Health Shareholder Materials;

(b) **(Independent Expert)** promptly provide all assistance and information reasonably requested by the Symbion Health Diagnostics Independent Expert to enable it to prepare its report for inclusion in the Symbion Health Shareholder Materials;

(c) **(Review of Symbion Health Shareholder Materials)** as soon as practicable after delivery, review the drafts of the Symbion Health Shareholder Materials prepared by Symbion Health and provide, in good faith, comments on those drafts to the extent relating to the Healthscope Information;

(d) **(Approval in relation to Symbion Health Shareholder Materials)** as soon as practicable after delivery of the proposed final version of the Symbion Health Shareholder Materials, procure that a meeting of the Healthscope Board is convened to consider approving the Healthscope Information as being in a form appropriate for inclusion in the Symbion Health Shareholder Materials and despatch to the Symbion Health Shareholders; and

(e) **(Updating)** provide to Symbion Health all such further or new information of which Healthscope becomes aware that arises after the Symbion Health Materials and the Healthscope Prospectus have been despatched or issued to Symbion (as applicable) until the Symbion Health Meeting Date which is necessary to ensure that the Healthscope Information, in the form and context in which that information appears in the version of the Symbion Health Shareholder Materials as despatched:

    (i) is not misleading or deceptive (whether by omission or otherwise); and

    (ii) continues to comply with all applicable laws, Listing Rules and ASIC Policy Statements.

7.4 Symbion Health's obligations in relation to the Restructure Agreement

(a) Subject to the Conditions set out in clauses 4.1(a) (Symbion Health Resolutions) and 4.1(b) (Healthscope Resolutions) being satisfied, Symbion Health must procure that the Restructure Agreement is entered into by all the parties thereto on or before 5pm on the Business Day immediately after the Symbion Health Meeting Date.

(b) The parties agree to take such other steps in relation to restructuring relating to the Diagnostics Businesses as they may agree in writing from time to time.

7.5 Recapitalisation Steps

Healthscope and Symbion Health must comply with their respective obligations under the Recapitalisation Steps.

8. Consideration

8.1 Calculation of Consideration Shares

(a) Subject to paragraph (b), the number of Consideration Shares will be determined by multiplying:

(i) 649,630,030; or

(ii) if not all of the 2,560,101 Symbion Health performance rights (as described in the Symbion Health Disclosure Letter) have been exercised prior to the Record Date, the number equal to 647,069,929 plus the number of Symbion Health Shares (not exceeding 2,560,101) issued prior to the Record Date as a result of the vesting and exercise of the Symbion Health performance rights (as described in the Symbion Health Disclosure Letter),

by:

(iii) if the Healthscope VWAP is equal to or less than the Protection Floor, the Maximum Exchange Ratio;

(iv) if the Healthscope VWAP is greater than the Protection Floor and less than $5.60, the number of Healthscope Shares which is equal to $2.46/Healthscope VWAP;

(v) if the Healthscope VWAP is greater than or equal to $5.60 but less than or equal to the Protection Roof Strike, the Base Exchange Ratio;

(vi) if the Healthscope VWAP is greater than the Protection Roof Strike, but less than the Protection Roof Expiry, a number of Healthscope Shares which is equal to the Protection Roof Exchange Ratio; or

(vii) if the Healthscope VWAP is greater than or equal to the Protection Roof Expiry, the Minimum Exchange Ratio.

(b) If the number of Consideration Shares determined under paragraph (a) is not a whole number, then the number of Consideration Shares determined under paragraph (a) will be rounded to the nearest whole number.

8.2 Ranking of Healthscope Shares

The Healthscope Shares issued as the Consideration Shares must, on their issue, rank equally in all respects with all other Healthscope Shares except that they will not carry a right to participate in any Permitted Healthscope Dividend but will carry a right to participate in the Healthscope FY08 Interim Dividend.

8.3 Treatment of Symbion Health bonus payments, incentive plans and termination payments

(a) Healthscope acknowledges and agrees that the Symbion Health Board:

(i) has determined that the performance conditions in the Symbion Health PRP will have been satisfied in respect of all participants upon satisfaction of both of the Conditions set out in clauses 4.1(a) and 4.1(b) and has resolved to make any award which arises from such a determination, including the amount of Symbion Health Shares, in accordance with the terms of the Symbion Health PRP;

(ii) may, determine whether the performance conditions of the Symbion Health ESTIP have been satisfied by reference to the performance of Symbion Health for the period commencing 1 July 2007 to the *Completion Date and if performance conditions have been satisfied*, award any participant in the Symbion Health ESTIP a cash payment, pro-rata for the portion of the year commencing 1 July 2007 that has been completed, pursuant to the terms of the Symbion Health ESTIP;

(iii) may, if the employment of a participant in the Symbion Health ESTIP is terminated between the date of this deed and the Completion Date, determine that such participant is entitled to an award as a result of the termination of their employment and award the participant in the Symbion Health ESTIP a pro rata cash payment pursuant to the terms of the Symbion Health ESTIP;

(iv) may award to any Senior Executive for payment on the Completion Date a Transaction Completion Payment, provided that:

A. any Senior Executive who receives a Transaction Completion Payment is still employed by Symbion Health as at the Completion Date; and

B. the aggregate of all Transaction Completion Payments paid to Senior Executives does not, without the consent of Healthscope, exceed $1.0 million,

and may do all things necessary to make the determinations, awards, payments and amendments referred to above.

(b) Notwithstanding any other provision of this deed, any shares awarded under or in accordance with clause 8.3(a)(i):

(i) are to be issued by Symbion Health, and must be issued on or prior to the Record Date for determining entitlement to participate in the Capital Reduction and the Share Distribution Dividend; and

(ii) will carry an entitlement to participate in Capital Reduction and the Share Distribution Dividend corresponding with other Symbion Health Shares on issue, provided that Symbion Health must not issue more than *2,560,101 Symbion Health Shares.*

For the avoidance of doubt, Symbion Health acknowledges and agrees that the obligations in this clause 8.3(b) are obligations of Symbion Health (not Healthscope).

(c) Healthscope and Symbion Health agree that:

(i) at the request of Healthscope, Symbion Health will, on Completion, terminate the employment of Robert Cooke, and make payments or awards to Robert Cooke in relation to the termination of his employment with Symbion Health equal to three times his total fixed remuneration (being his base salary and employer superannuation contribution) for the year ended 30 June 2007, such termination to take effect on the first to occur of the Implementation Date and the End Date; and

(ii) at the request of Healthscope, Symbion Health will, on Completion, terminate the employment of John Hickey, and make payments or awards to John Hickey in relation to the termination of his employment with Symbion Health equal to three times his total fixed remuneration (being his base salary and employer superannuation contribution) for the year ending 30 June 2007, such termination to take effect on the first to occur of the Implementation Date and the End Date.

8.4 Payment of dividends

(a) Symbion Health may declare and pay the Permitted Symbion Health Dividend to the Symbion Health Shareholders, provided that, in the case of the Symbion Health FY07 Dividend, the record date for that dividend occurs on or before the Record Date for determining entitlement to participate in the Capital Reduction and the Share Distribution Dividend.

(b) It is agreed that Healthscope may declare and pay a Healthscope FY08 Interim Dividend, provided that the 'ex date' and the record date for that dividend occur after the End Date.

9. Obligations regarding Diagnostics Businesses and Symbion Health Limited

9.1 Conduct of Diagnostics Businesses

From the date of this deed up to and including the Completion Date, Symbion Health must use its best endeavours to procure that the business and operations of the Diagnostics Businesses and the Diagnostics Entities are conducted in the ordinary course and substantially consistent (subject to any applicable laws, regulations and licence conditions) with the manner in which each such business and operation is conducted prior to the date of this deed, except in relation to any matter required to be done or procured by Symbion Health pursuant to, or which is otherwise expressly permitted by, the Transaction Documents, or the undertaking of which Healthscope has approved in writing, such approval not to be unreasonably withheld or delayed.

9.2 Access to information and co-operation

(a) From the date of this deed up to and including Completion Date, Symbion Health must, and must procure each of its Subsidiaries to, respond to reasonable requests from Healthscope for information concerning the Symbion Health Group businesses for the purposes of:

(i) Completion;

(ii) the integration of the Diagnostics Entities and the Healthscope Group following Completion;

(iii) preparation and implementation of the Shared Services Agreement; or

(iv) any other purpose which is agreed in writing between the parties, subject to the proper performance by the directors and officers of Symbion Health and its Subsidiaries of their fiduciary duties.

(b) The parties will do all things reasonably necessary whether before or after Completion (notwithstanding any other provision of this deed), and provide each other with all information reasonably necessary and available to them, to enable Healthscope and Symbion Health to calculate, determine or agree:

(i) the tax cost setting amount ("**TCSA**") as calculated under Division 711 of the Income Tax Assessment Act 1997 of any membership interests or debt or equity interests held in SH Holdings and any other companies which cease to be a member of the Symbion Health consolidated group as a result of the Diagnostics Transaction;

(ii) the amount of any capital gains the Symbion consolidated group will derive under CGT event L5, or otherwise, as a result of the Diagnostics Transaction;

(iii) the amount of any capital gains made, and any taxes including stamp duty which will become payable, as a result of any acquisition of Symbion Health by Lantern, any disposal of C&P Businesses by Symbion Health, and any acquisition of Symbion Health by the Healthscope consolidated group from Lantern;

(iv) the transactions which the parties agree shall be adopted by Lantern and Symbion Health to achieve the acquisitions and disposals referred to in paragraph (iii) above;

(v) the TCSA as calculated under Division 711 of the Income Tax Assessment Act 1997 of any membership interests or debt or equity interests held in Symbion Health, at the time it ceases to be a subsidiary of Lantern as a result of the Symbion Health Share Sale Deed;

(vi) the tax consequences of the transactions the subject of the Restructure Agreement;

(vii) any other necessary tax consolidation or other relevant tax calculations,

except that paragraphs (iii), (iv) and (v) above will not apply if the C&P Scheme Implementation Deed has been terminated.

(c) The parties will use their best endeavours to agree a work schedule as soon as reasonably practicable after the date of this deed which will enable a preliminary determination of the tax consolidation calculations referred to in clause 9 2(b), based on information available 20 Business Days before the scheduled Completion Date, to be established and agreed by the parties by not later than 8:00am on the Symbion Health Meeting Date.

(d) The obligations in clauses 9.2(a), 9.2(b) and 9.2(c) do not require Symbion Health to:

(i) provide information to Healthscope concerning Symbion Health directors' and management's consideration of the Transactions;

(ii) provide any commercially sensitive or competitive information; or

(iii) breach an obligation of confidentiality to any person

and for the avoidance of doubt, nothing in those clauses entitles either party to terminate this deed or to claim damages for breach of contract in the event that they are not satisfied.

(e) The obligations in clause 9.2(b) do not require Healthscope to:

(i) provide information to Symbion Health concerning Healthscope directors' and management's consideration of the Transactions;

(ii) provide any commercially sensitive or competitive information; or

(iii) breach an obligation of confidentiality to any person.

(f) The parties acknowledge that all information which is provided pursuant to this clause 9.2 is provided subject to the terms of the Confidentiality Deed.

9.3 Conduct of Symbion Health during C&P Transaction Period

(a) Without limiting or affecting clause 9.1, during the C&P Transaction Period, Symbion Health must use its best endeavours to procure that the business and operations of Symbion Health and the Dormant Subsidiaries (for the avoidance of doubt, excluding its Subsidiaries other than the Dormant Subsidiaries) are conducted in the ordinary course and substantially consistent (subject to any applicable laws, regulations and licence conditions) with the manner in which each such business and operation is conducted prior to the date of this deed, except in relation to any matter required to be done or procured by Symbion Health pursuant to, or which is otherwise expressly permitted by, the Transaction Documents, or the undertaking of which Healthscope has approved in writing, such approval not to be unreasonably withheld or delayed.

(b) Without limiting clause 9.3(a), during the C&P Transaction Period, Symbion Health must ensure that none of the chattels, property, rights (whether under contract, lease, licence or otherwise), employees, plant, equipment, inventory, corporate services and other assets that comprise, relate to or are used in any of the Diagnostics Businesses and which are reasonably necessary to enable the Diagnostics Businesses to be carried on in substantially the same manner as which they were carried out as at the date of this deed and which are, as at the date of this deed, legally and beneficially owned by (or, in the case of contracts, leases and licences, are contracts, leases or licences to which the applicable party is, as at the date of this deed) a Diagnostics Entity, is transferred, assigned or novated to Symbion Health or any of the C&P Companies.

(c) Without limiting any other terms of this deed, during the period from Completion until the end of the C&P Transaction Period, Symbion Health must use best endeavours to ensure that no Symbion Health Prescribed Occurrence occurs in relation to Symbion Health or the Dormant Subsidiaries (for the avoidance of doubt, excluding its Subsidiaries other than the Dormant Subsidiaries).

10. Obligations in relation to the ACCC

10.1 Variation to ACCC undertaking

Healthscope must use its best endeavours to obtain a variation of the undertaking given by it to the ACCC on 15 August 2007 (**"Existing ACCC Undertaking"**) as soon as practicable after the date of this deed in order to enable Healthscope to acquire the Diagnostics Shares pursuant to the terms of the Diagnostics Sale and Purchase Agreement and in particular must:

(a) as soon as practicable after the date of this deed, file or cause to be filed with the ACCC any applications and submissions which are required in order to obtain such a variation;

(b) provide to Symbion Health a copy of all documents to be supplied to the ACCC or any third party in connection with the application for variation prior to submitting each such document and:

(i) allow Symbion Health a reasonable opportunity to review and comment on them; and

(ii) amend any factual inaccuracy, and consider in good faith any other comments, notified to it by Symbion Health following the review of such documents by Symbion Health,

in each case, to the extent that it is reasonably practicable to do so;

(c) to the extent that it is legally permitted to do so, provide to Symbion Health a copy of all documents received from the ACCC or any third party in connection with the application for variation of the Existing ACCC Undertaking, and keep Symbion Health reasonably informed of any discussions between Healthscope and the ACCC in relation to the Diagnostics Transaction, in each case as soon as reasonably practicable;

(d) notify Symbion Health of any meetings to be held with the ACCC for the purposes of obtaining the ACCC's agreement to vary the Existing ACCC Undertaking and use its best endeavours to ensure that up to 2 of Symbion Health's Representatives are permitted to be present at such meeting; and

(e) authorise the ACCC to conduct any market investigations which the ACCC wishes to undertake in connection with the Diagnostics Transaction.

10.2 ACCC clearance

If the ACCC will not agree to proceed to consider the competition effects of the Diagnostics Transaction by way of a variation to the Existing ACCC Undertaking as referred to in clause 10.1, then, subject to clauses 10.2(b) and 10.2(d), Healthscope must use its best endeavours to obtain informal clearance of the Diagnostics Transaction from the ACCC as soon as practicable after the date of this deed and in particular must:

(a) as soon as practicable after the date of this deed, file or cause to be filed with the ACCC any notifications or submissions (in addition to those submissions previously filed) which are required in order to obtain such informal clearance, in accordance with any applicable guidelines of the ACCC;

(b) provide to Symbion Health a copy of all documents to be supplied to the ACCC or any third party in connection with the application for informal clearance and prior to submitting each such document:

(i) allow Symbion Health a reasonable opportunity to review and comment on them; and

(ii) amend any factual inaccuracy, and consider in good faith any other comments, notified to it by Symbion Health following the review of such documents by Symbion Health,

in each case, to the extent that it is reasonably practicable to do so;

(c) to the extent that it is legally permitted to do so, provide to Symbion Health a copy of all documents received from the ACCC or any third party in connection with the application for informal clearance, and keep Symbion Health reasonably informed of any discussions between Healthscope and the ACCC in relation to the Diagnostics Transaction, in each case as soon as reasonably practicable;

(d) notify Symbion Health of any meetings to be held with the ACCC for the purposes of obtaining informal clearance from the ACCC and use its best endeavours to ensure that up to 2 of Symbion Health's Representatives are permitted to be present at such meeting;

(e) authorise the ACCC to conduct any market investigations which the ACCC wishes to undertake in connection with the Diagnostics Transaction; and

(f) provide Symbion Health with a reasonable opportunity to review and comment on each draft of any procedural or structural undertakings which Healthscope offers to the ACCC in connection with its application for informal clearance and consider in good faith any comments made by Symbion Health in respect of those draft undertakings prior to submitting them to the ACCC.

If the ACCC agrees to proceed to consider the competition effects of the Diagnostics Transaction by way of a variation to the Existing ACCC Undertaking, then the above provisions of this clause 10.2 will not apply and Healthscope will have no obligation to seek to obtain informal clearance of the Diagnostics Transaction from the ACCC.

10.3 Undertakings

(a) Subject to clause 10.3(b), Healthscope must provide to the ACCC any procedural or structural undertakings which relate to Healthscope or the Merged Group and which the ACCC requires in order to grant informal clearance of the Diagnostics Transaction.

(b) Healthscope shall not be obliged to give any procedural or structural undertakings to the ACCC in connection with the Diagnostics Transaction which would result in, or would be reasonably likely to result in (whether now or in the future) an ACCC Undertaking Effect in the event that such undertakings were given, the Diagnostics Transaction implemented and the undertakings complied with (such undertakings being "**Significant Undertakings**").

(c) An "**ACCC Undertaking Effect**" will be taken to occur if the amount determined by the following formula:

$$(A \times 0.30) - (0.1575 \times A) + B$$

is greater than $10 million, where:

A. is the annual revenue of the Merged Group which is reasonably expected would be lost by the Merged Group as a result of the divestment of any businesses which are required to be divested pursuant to the Relevant Undertakings if the Relevant Undertakings, were given, the Diagnostics Transaction implemented and the Relevant Undertakings complied with; and

B. is the amount by which the total annual synergy benefits which (as at the date of this deed) are expected to be realised in the third full year after completion of the Diagnostics

Transaction, would be reduced, or would be reasonably likely to be reduced, as a result of the divestment of any businesses which are required to be divested pursuant to the Relevant Undertakings, if the Relevant Undertakings were given, the Diagnostics Transaction implemented and the Relevant Undertakings complied with.

(d) The obligations in clauses 10.1(a), 10.1(b), 10.2(a) and 10.2(b) do not require Healthscope to provide any information to Symbion Health to the extent that such information is commercially sensitive or competitive, or to do so would result in a breach of obligation of confidentiality of the Healthscope Group to any person.

10.4 Undertaking by Symbion

If the ACCC requests, as a condition of the ACCC accepting a variation to the Existing ACCC Undertaking or of the ACCC granting informal clearance of the Diagnostics Transaction, that Symbion Health gives an undertaking to the ACCC to the effect that Symbion Health will comply with the obligations and voting restrictions imposed on Symbion Health under clause 5.9 of this deed, Symbion Health must provide that undertaking to the ACCC.

11. Recommendation, intentions and announcements

11.1 Symbion Health Board recommendation

The Symbion Health Board must unanimously recommend, in the Symbion Health announcement to be issued pursuant to clause 11.7 and in the Symbion Health Shareholder Materials, that Symbion Health Shareholders vote in favour of the Symbion Health Resolutions subject to:

(a) no Superior Symbion Health Proposal being made;

(b) the value of the Consideration Shares being within or above the assessed valuation range of the Diagnostics Businesses (assuming completion of the Recapitalisation Steps) set out in the Symbion Health Diagnostics Independent Expert's Report (including in any update to its report);

(c) the Symbion Health Diagnostics Independent Expert concluding in the Symbion Health Diagnostics Independent Expert's Report that the Diagnostics Transaction is (as applicable) fair and reasonable for Symbion Health Shareholders or in the best interests of Symbion Health Shareholders (including in any update of its report); and

(d) the Healthscope VWAP being equal to or greater than $5.30.

11.2 Symbion Health Director intentions

Symbion Health must use all reasonable endeavours to procure that each Symbion Health Director announces his or her intention to vote in favour of the Symbion Health Resolutions any Symbion Health Shares in respect of which they have power to vote subject to:

(a) no Superior Symbion Health Proposal being made;

(b) the value of the Consideration Shares being within or above the assessed valuation range of the Diagnostics Businesses (assuming completion of the Recapitalisation Steps) set out in the Symbion Health Diagnostics Independent Expert's Report (including in any update to its report);

(c) the Symbion Health Diagnostics Independent Expert concluding in the Symbion Health Diagnostics Independent Expert's Report that the Diagnostics Transaction is (as applicable) fair and reasonable for Symbion Health Shareholders or in the best interests of Symbion Health Shareholders (including in any update of its report); and

(d) the Healthscope VWAP being equal to or greater than $5.30.

11.3 Healthscope Board recommendation

The Healthscope Board must unanimously recommend, in the Healthscope announcement to be issued pursuant to clause 11.7 and in the Healthscope Shareholder Materials, that Healthscope Shareholders vote in favour of the Healthscope Resolutions, subject to:

(a) no Superior Healthscope Proposal being made; and

(b) if a Healthscope Diagnostics Independent Expert's Report is commissioned, the Healthscope Diagnostics Independent Expert concluding in the Healthscope Diagnostics Independent Expert's Report that the Diagnostics Transaction is (as applicable) in the best interests of Healthscope Shareholders or fair and reasonable for Healthscope shareholders (including in any update of its report).

11.4 Healthscope Director intentions

Healthscope must use all reasonable endeavours to procure that each Healthscope Director announces his or her intention to vote in favour of the Healthscope Resolutions any Healthscope Shares in respect of which they have power to vote, subject to:

(a) no Superior Healthscope Proposal being made; and

(b) if a Healthscope Diagnostics Independent Expert's Report is commissioned, the Healthscope Diagnostics Independent Expert concluding in the Healthscope Diagnostics Independent Expert's Report that the Diagnostics Transaction is (as applicable) in the best interests of Healthscope Shareholders or fair and reasonable for Healthscope Shareholders (including in any update of its report).

11.5 Change of Symbion Health recommendation or intentions

The Symbion Health Board may change its recommendation and any Symbion Health Director may announce his or her intention to vote against the Symbion Health Resolutions or to abstain from voting on the Symbion Health Resolutions any Symbion Health Shares in respect of which they have power to vote if:

(a) a Superior Symbion Health Proposal is made;

(b) the value of the Consideration Shares is below the assessed valuation range of the Diagnostics Businesses (assuming completion of the Recapitalisation Steps) set out in the Symbion Health Diagnostics Independent Expert's Report (including in any update to its report);

(c) the Symbion Health Diagnostics Independent Expert concludes in the Symbion Health Diagnostics Independent Expert's Report that the Diagnostics Transaction is not (as applicable) fair and reasonable for Symbion Health Shareholders or in the best interests of Symbion Health Shareholders (including in any update of its report); or

(d) the Healthscope VWAP is less than $5.30.

11.6 Change of Healthscope recommendation or intentions

The Healthscope Board may change its recommendation and any Healthscope Director may announce his or her intention to vote against the Healthscope Resolutions or to abstain from voting on the Healthscope Resolutions any Healthscope Shares in respect of which they have power to vote if:

(a) a Superior Healthscope Proposal is made; or

(b) if a Healthscope Diagnostics Independent Expert's Report is commissioned, the Healthscope Diagnostics Independent Expert concludes in the Healthscope Diagnostics Independent Expert's Report that the Diagnostics Transaction is not (as applicable) in the best interests of Healthscope Shareholders or fair and reasonable for Healthscope Shareholders (including in any update of its report).

11.7 Announcements

Immediately after the execution of this deed, Symbion Health and Healthscope must issue announcements to ASX which are substantially in the form which they have previously provided to each other.

11.8 Expanded definition of Diagnostics Transaction

It is agreed that for the purposes of this clause 11, a reference to the Diagnostics Transaction is a reference to the Diagnostics Transaction having regard to:

(a) the transactions contemplated by the Symbion Health Share Sale Deed;

(b) the transactions contemplated by the Recapitalisation Steps; and

(c) the transactions contemplated by the Restructure Agreement.

12. Representations, warranties and indemnities

12.1 Healthscope Warranties

Healthscope represents and warrants to Symbion Health (on its own behalf and separately as trustee for each of the Symbion Health Indemnified Parties) that the Healthscope Warranties are true and accurate on each date from the date of this deed (or, if and to the extent that a Healthscope Warranty is given at a later date, from that date) until (and including) the time immediately before Completion.

12.2 Symbion Health Warranties

Symbion Health represents and warrants to Healthscope (on its own behalf and separately as trustee for each of the Healthscope Indemnified Parties) that the Symbion Health Warranties are true and accurate on each date from the date of this deed (or, if and to the extent that a Symbion Health Warranty is given at a later date, from that date) until (and including) the time immediately before Completion.

12.3 Healthscope Indemnity

(a) Healthscope acknowledges that in entering into this deed Symbion Health and the Symbion Health Indemnified Parties have relied on the Healthscope Warranties.

(b) Healthscope indemnifies Symbion Health (on its own behalf and separately as trustee for each of the Symbion Health Indemnified Parties) against any loss suffered or incurred by reason of any breach of any of the representations and warranties of Healthscope in clause 12.1 or of any obligation, undertaking or covenant of Healthscope under any Transaction Document to which it is party.

12.4 Symbion Health indemnity

(a) Symbion Health acknowledges that in entering into this deed Healthscope and the Healthscope Indemnified Parties have relied on the Symbion Health Warranties.

(b) Symbion Health indemnifies Healthscope (on its own behalf and separately as trustee for the Healthscope Indemnified Parties) against any loss suffered or incurred by reason of any breach of any of the representations and warranties of Symbion Health in clause 12.2 or of any obligation, undertaking or covenant of Symbion Health under any Transaction Document to which it is party.

12.5 Notifications

Each party will promptly advise the other in writing if it becomes aware of any fact, matter or circumstance which constitutes or may constitute a breach of any of the representations or warranties given by it under this clause 12.

12.6 Status of representations and warranties

Each representation and warranty in this clause 12:

(a) is severable;

(b) will survive the termination of this deed; and

(c) is given with the intent that liability thereunder will not be confined to breaches which are discovered prior to the date of termination of this deed.

12.7 Status and enforcement of indemnities

(a) Each indemnity in this deed:

  (i) is a continuing obligation, separate and independent from the other obligations of the parties, and survives termination, completion or expiration of this deed; and

  (ii) is given to the party to which it is expressed to be given, and as trustee for each of the Indemnified Parties of that party, and a reference to a loss in an indemnity given to a party includes a loss suffered or incurred by any of the Indemnified Parties of that party.

(b) It is not necessary for a party to incur expense or to make any payment before enforcing a right of indemnity conferred by this deed.

12.8 Release upon Completion

Notwithstanding any other clause in this deed or the Diagnostics Sale and Purchase Agreement, upon Completion occurring, Symbion Health is released and Healthscope releases Symbion Health from any liability or loss arising from a breach by Symbion Health of the Symbion Health Warranties, whether before, at or after the Completion Date.

12.9 Liability of directors, officers and employees

To the extent permitted by law, each party releases all rights against, and agrees that it will not make any claim against, each past or present director, officer and employee of the other party or their Related Bodies Corporate in relation to:

(a) information provided to the first party in relation to the Transactions; or

(b) any breach of any representations, covenants and warranties of the first party in this deed,

to the extent that such director, officer or employee has acted without negligence, in good faith and has not engaged in wilful misconduct.

12.10 Payment of insurance premiums

Healthscope acknowledges that, by no later than the Implementation Date, Symbion Health will pay all premiums to ensure that insurance cover described in the Symbion Health Insurance and Indemnity Deeds is operative for the period from the Implementation Date until the date which is 7 years from the Implementation Date.

12.11 Healthscope's obligations in relation to insurance and indemnity

(a) Subject to the implementation of the C&P Scheme, on and from the Implementation Date until the date which is 7 years after the Implementation Date, Healthscope must:

(i) take all steps required to maintain the insurance cover described in the Symbion Health Insurance and Indemnity Deeds on the terms set out in those deeds; and

(ii) indemnify each director, officer and employee the subject of each of the Symbion Health Insurance and Indemnity Deeds in respect of any breach of those deeds by Symbion Health provided that this indemnity will not apply in respect of any insured or indemnified liability unless that liability relates to facts, matters, events or circumstances which occurred:

A. on or before the Implementation Date; or

B. after the date on which Symbion Health becomes a Subsidiary of Healthscope or one of its Related Bodies Corporate.

(b) Healthscope agrees that the promises and indemnities given in paragraph (a) are made in favour of and given for the benefit of, and are enforceable directly by (without the need for any action by Symbion Health), the directors, officers and employees referred to in paragraph (a) and those persons may plead this deed in bar or any claim made by Healthscope against any of those persons.

13. Lock-up arrangements

13.1 Termination of existing discussions

(a) Each party represents and warrants to the other that, as at the time of execution of this deed, it is not in any negotiations or discussions, and has ceased any existing negotiations or discussions, in respect of any Competing Proposal with any person (other than, for the avoidance of doubt, the discussions in respect of the Diagnostics Transaction and the Transactions).

(b) Symbion Health agrees that if it has provided any confidential information to a Third Party since 1 January 2007 pursuant to a confidentiality agreement and in connection with such Third Party's consideration of a possible Competing Proposal to the Diagnostics Transaction or the Transactions, Symbion Health has requested or will request in writing the return or destruction by the Third Party of such confidential information as soon as reasonably practicable.

(c) Healthscope will not, and must ensure that its Representatives do not:

(i) participate in any negotiations or discussions with, or provide any information to, any Third Party in relation to the Transactions, any Competing Proposal or the Symbion Health Group (or any part thereof); or

(ii) directly or indirectly solicit or invite any Competing Proposal, or expression of interest or offer which may lead to a Competing Proposal, or initiate any discussions with any Third Party which may reasonably be expected to lead to a Competing Proposal,

during the Lock-Up Period without the prior written consent of Symbion Health, provided that nothing in this clause 13.1(c) prevents or restricts any discussions or the disclosure of any information:

(iii) in the course of any customary investor or analyst presentations or briefings;

(iv) in any public or media statements in relation to the Transactions;

(v) in any ASX release in relation to the Transactions;

(vi) in any disclosure document or shareholder materials contemplated by this deed;

(vii) to a person listed in (a), (b), (c) or (d) of the definition of Healthscope Permitted Disclosee; or

(viii) to a person listed in (e) or (f) of the definition of Healthscope Permitted Disclosee in relation to the Transactions.

For the purposes of this clause 13.1(c), a Competing Proposal will be taken to include a transaction or arrangement proposed by Healthscope (rather than a Third Party) and which otherwise satisfies the definition of Competing Proposal in clause 1.1.

13.2 Symbion Health no shop

During the Lock-up Period, Symbion Health must not, and must ensure that its Representatives do not, except with the prior written consent of Healthscope, directly or indirectly solicit or invite any Competing Proposal or expression of interest or offer which may lead to a Competing Proposal, or initiate discussions with any Third Party which may reasonably be expected to lead to a Competing Proposal.

13.3 Healthscope no shop

During the Lock-up Period, Healthscope must not, and must ensure that its Representatives do not, except with the prior written consent of Symbion Health, directly or indirectly solicit or invite any Healthscope Competing Proposal or expression of interest or offer which may lead to a Healthscope Competing Proposal, or initiate discussions with any Third Party which may reasonably be expected to lead to a Healthscope Competing Proposal.

13.4 Symbion Health no talk and no due diligence

During the Lock-up Period, Symbion Health must not, and must ensure that its Representatives do not, except with the prior written consent of Healthscope:

(a) participate in any negotiations in relation to a Competing Proposal or which may reasonably be expected to lead to a Competing Proposal; or

(b) provide any information to a Third Party for the purposes of enabling that person to make an expression of interest, offer or proposal which may reasonably be expected to lead to a Competing Proposal,

unless:

(c) the Symbion Health Board, acting in good faith and in order to satisfy what the Symbion Health Board considers to be its fiduciary or statutory duties, determines that, where there is a Competing Proposal, the Competing Proposal is a Superior Symbion Health Proposal or, where there is not yet a Competing Proposal, the steps which the Symbion Health Board proposes to take may reasonably be expected to lead to a Competing Proposal which is a Superior Symbion Health Proposal; and

(d) if Symbion Health proposes to provide any confidential information to a Third Party pursuant to clause 13.4(b), before Symbion Health provides such information to the Third Party the Third Party has entered into a written agreement in favour of Symbion Health regarding the use and disclosure of the confidential information by the Third Party and which restricts the Third Party's ability to solicit the employees of the Symbion Health Group (which written agreement must provide (in a legally effective manner) that the Diagnostics Entities are to be beneficiaries of (and have a direct right to enforce) the various covenants and undertakings to be provided by the Third Party in the written agreement).

13.5 Healthscope no talk and no due diligence

(a) During the Lock-up Period, Healthscope must not, and must ensure that its Representatives do not, except with the prior written consent of Symbion Health:

    (i) participate in any negotiations in relation to a Healthscope Competing Proposal or which may reasonably be expected to lead to a Healthscope Competing Proposal; or

    (ii) provide any information to a Third Party for the purposes of enabling that person to make an expression of interest, offer or proposal which may reasonably be expected to lead to a Healthscope Competing Proposal,

    unless the Healthscope Board, acting in good faith and in order to satisfy what the Healthscope Board considers to be its fiduciary or statutory duties, determines that, where there is a Healthscope Competing Proposal, the Healthscope Competing Proposal is a Superior Healthscope Proposal or, where there is not yet a Healthscope Competing Proposal, the steps which the Healthscope Board proposes to take may reasonably be expected to lead to a Healthscope Competing Proposal which is a Superior Healthscope Proposal.

(b) For the avoidance of doubt:

(i) Healthscope will not be in breach of this clause 13.5 if Healthscope or any of its Representatives:

A. participates in any negotiations in relation to a transaction or arrangement which is not, at that time, a Healthscope Competing Proposal (such a transaction or arrangement being an **Other Healthscope Proposal**); or

B. provides any information to a Third Party for the purposes of enabling that person to make an expression of interest, offer or proposal which may reasonably be expected to lead an Other Healthscope Proposal,

and the Other Healthscope Proposal becomes a Healthscope Competing Proposal at a subsequent point in time (the **Proposal Change Time**); and

(ii) if an Other Healthscope Proposal becomes a Healthscope Competing Proposal, this clause 13.5 will apply in relation to that Healthscope Competing Proposal with effect from the Proposal Change Time.

13.6 Symbion Health notification

(a) During the Lock-up Period, Symbion Health must promptly notify Healthscope if it proposes to take any action of a kind referred to in clause 13.4(a) or 13.4(b), unless:

(i) the Symbion Health Board, acting in good faith, determines that it would be a breach of its fiduciary or statutory duties to so notify Healthscope; or

(ii) Healthscope has provided its prior written consent to the taking of such action.

(b) If the Symbion Health Board receives a Superior Symbion Health Proposal and as a result proposes to publicly change or withdraw its recommendation that Symbion Health Shareholders vote in favour of the Symbion Health Resolutions, the Symbion Health Board must give Healthscope 2 clear Business Days notice (such notice to be in writing) of such change or withdrawal, and provide to Healthscope all material terms of the applicable Superior Symbion Health Proposal, including details of the proposed price (including details of the consideration if not simply cash), conditions, timing and break fee (if any). Symbion Health will use its reasonable endeavours to ask the person who has made the applicable Superior Symbion Health Proposal (the "**Bidder**") for their consent to their name being provided by Symbion Health to Healthscope on a confidential basis. For the avoidance of doubt, Symbion Health will have no obligation to disclose the identity of the Bidder to Healthscope if the Bidder does not consent to such disclosure. Any information provided pursuant to this clause 13.6(b) will be provided subject to the terms of the Confidentiality Deed.

(c) During the period of 2 clear Business Days referred to in clause 13.6(b) , Healthscope will have the right to offer to:

(i) amend the terms of the Diagnostics Transaction; or

(ii) if applicable, amend the terms of the Diagnostics Transaction and to have Lantern offer to amend the terms of the C&P Scheme, (each a "**Counterproposal**") so that the relevant transaction, or, if applicable, transactions, (as amended) would provide a superior outcome for the Symbion Health Shareholders than the applicable Superior Symbion Health Proposal.

(d) The Symbion Health Board must consider the Counterproposal and if the Symbion Health Board, acting in good faith, determines that the Counterproposal would provide a superior outcome for the Symbion Health Shareholders than the applicable Superior Symbion Health Proposal, it being acknowledged that:

(i) in the case of a Superior Symbion Health Proposal involving the Diagnostics Businesses, the price for the Diagnostics Businesses implied by the Counterproposal does have to be above, but does not have to be materially above, the price for the Diagnostics Businesses implied by the applicable Superior Symbion Health Proposal; and

(ii) in the case of a Superior Symbion Health Proposal involving the Diagnostics Businesses and the C&P Businesses or Symbion Health as a whole, the price for the Diagnostics Businesses and the C&P Businesses implied by the Counterproposal does have to be above, but does not have to be materially above, the price for the Diagnostics Businesses and the C&P Businesses or Symbion Health as a whole (as the case may be) implied by the applicable Superior Symbion Health Proposal,

for the Symbion Health Board to consider the Counterproposal in relation to price to be superior, and the Symbion Health Board, acting in good faith, determines that the other terms and conditions taken as a whole are not less favourable than those in the applicable Superior Symbion Health Proposal, Healthscope and Symbion Health must use their best endeavours to agree the amendments to the applicable Transaction Documents which are reasonably necessary to reflect the Counterproposal, (including amendments to the Consideration Shares (and any additional consideration) which are reasonably necessary to reflect the Counterproposal), and to enter into one or more appropriate amended agreements to give effect to those amendments and to implement the Counterproposal, in each case as soon as reasonably practicable.

13.7 Healthscope notification

(a) During the Lock-up Period, Healthscope must promptly notify Symbion Health if it proposes to take any action of a kind referred to in clause 13.5(a)(i) or 13.5(a)(ii), unless:

(i) the Healthscope Board, acting in good faith, determines that it would be a breach of its fiduciary or statutory duties to so notify Symbion Health; or

(ii) Symbion Health has provided its prior written consent to the taking of such action.

(b) If the Healthscope Board receives a Superior Healthscope Proposal and as a result proposes to publicly change or withdraw its recommendation that Healthscope Shareholders vote in favour of the Healthscope Resolutions, the Healthscope Board must give Symbion Health 2 clear Business Days notice (such notice to be in writing) of such change or withdrawal, and provide to Symbion Health all material terms of the applicable Superior Healthscope Proposal, including details of the proposed price (including details of the consideration if not simply cash), conditions, timing and break fee (if any). Healthscope will use its reasonable endeavours to ask the person who has made the applicable Superior Healthscope

Proposal (the "**Bidder**") for their consent to their name being provided by Healthscope to Symbion Health on a confidential basis. For the avoidance of doubt, Healthscope will have no obligation to disclose the identity of the Bidder to Symbion Health if the Bidder does not consent to such disclosure.

13.8 Payment of costs

(a) Symbion Health and Healthscope believe that the Diagnostics Transaction will provide benefits to Symbion Health, Healthscope and their respective shareholders, and acknowledge that if they enter into this deed and it becomes effective and the Diagnostics Transaction is subsequently not implemented, both parties will incur significant costs (it being acknowledged that both parties have already incurred significant costs in connection with the negotiation of, and the transactions (**Original Scheme**) that were contemplated by, the Original Scheme Implementation Deed).

(b) In the circumstances referred to in clause 13.8(a):

(i) both parties requested that provision be made for the payments referred to in clauses 13.9 and 13.10, without which neither party would have entered into this deed; and

(ii) the Symbion Health Board and the Healthscope Board believe that it is appropriate for both parties to agree to the payments referred to in clauses 13.9 and 13.10 in order to secure each other's participation.

(c) Symbion Health and Healthscope acknowledge that the Symbion Health Break Fee and the Healthscope Break Fee represent a reasonable amount to compensate the other for the following:

(i) advisory costs (including costs of advisers) in pursuing the Diagnostics Transaction and the Original Scheme;

(ii) costs of management and directors' time in pursuing the Diagnostics Transaction and the Original Scheme;

(iii) out of pocket expenses in pursuing the Diagnostics Transaction and the Original Scheme; and

(iv) reasonable opportunity costs in pursuing the Diagnostics Transaction and the transactions contemplated under the Original Scheme Implementation Deed, or not pursuing other alternative acquisitions or strategic initiatives.

(d) The parties agree that clauses 13.9 and 13.10 do not limit the rights of Symbion Health or Healthscope in respect of any other claims which they may have against each other, whether under this deed or otherwise.

13.9 Symbion Health Break Fee

(a) Subject to clauses 13.9(c) and 13.11(a), Symbion Health must pay Healthscope the Symbion Health Break Fee in accordance with clause 13.9(b) without withholding or set off if:

(i) a Superior Symbion Health Proposal is announced prior to the date of the Symbion Health General Meeting and is publicly recommended by the Symbion Health Board;

(ii) any director of Symbion Health fails to recommend or publicly changes or withdraws his or her recommendation of the Diagnostics Transaction, or publicly recommends a Superior Symbion Health Proposal;

(iii) a Competing Proposal is announced prior to the date of the Symbion Health General Meeting and is completed at any time prior to the first anniversary of the date of this deed and, as a result, a Third Party:

A. acquires control of Symbion Health or the Symbion Health Group within the meaning of section 50AA of the Corporations Act (or acquires an equivalent shareholding or economic interest in Symbion Health pursuant to the implementation of a dual-listed company structure or a reverse takeover);

B. directly or indirectly acquires, has a right to acquire or otherwise acquires an economic interest in, all or a significant part of the Diagnostics Businesses;

C. acquires control of the Diagnostics Businesses or any of the Diagnostics Entities within the meaning of section 50AA of the Corporations Act; or

D. directly or indirectly acquires, merges with, or acquires a significant shareholding or economic interest in any of the Diagnostics Entities or all or a significant part of the Diagnostics Businesses, whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buy-back, sale or purchase of assets, joint venture, reverse takeover, dual-listed company structure, recapitalisation, establishment of a new holding company for the Symbion Health Group or any of the Diagnostics Entities or other synthetic merger or any other transaction or arrangement; or

(iv) Healthscope terminates this deed in accordance with clause 15.1(b), 15.1(e) or 15.1(f).

(b) Symbion Health must pay Healthscope the Symbion Health Break Fee within 5 Business Days after receiving a written notice from Healthscope setting out the relevant circumstances and requiring payment of the Symbion Health Break Fee.

(c) Despite any other term of this deed:

(i) the Symbion Health Break Fee will not be payable to Healthscope if Completion of the Diagnostics Transaction occurs notwithstanding the occurrence of any event in clause 13.9(a);

(ii) the Symbion Health Break Fee is only payable once;

(iii) the Symbion Health Break Fee will not be payable to Healthscope if:

A. the value of the Consideration Shares is below the assessed valuation range of the Diagnostics Businesses (assuming completion of the Recapitalisation Steps), excluding from that valuation range the impact of any Competing Proposal, set out in the Symbion Health Diagnostics Independent Expert's

Report (including in any update to such report, other than any update which is prepared solely as a result of the announcement of a Superior Symbion Health Proposal or a Competing Proposal or any public recommendation of a Superior Symbion Health Proposal or a Competing Proposal by any director of Symbion Health);

B. the Healthscope VWAP is less than $5.30 (or if the Symbion Health General Meeting is not held, the value which would have been the Healthscope VWAP, if the Symbion Health Meeting had been held on the date on which it was first scheduled to be held, is less than $5.30), and (unless this deed has been otherwise terminated prior to that date) Symbion Health terminates this deed pursuant to clause 15.2(f) on or before the date that is 2 weeks after Symbion Health becomes entitled to terminate this deed pursuant to that clause; or

C. Symbion Health is entitled to terminate this deed under clause 15.2(b), 15.2(d), 15.2(e) 15.2(f), 15.2(g), 15.2(h), or 15.2(i).

(d) For the avoidance of doubt, the Symbion Health Break Fee will not be payable merely by reason that the Symbion Health Resolutions are not approved by Symbion Health Shareholders at the Symbion Health General Meeting.

13.10 Healthscope Break Fee

(a) Subject to clauses 13.10(b) and 13.11(b), Healthscope must pay Symbion Health the Healthscope Break Fee in accordance with clause 13.10(f), without withholding or set-off, in the following circumstances:

(i) any director of Healthscope fails to recommend or publicly changes or withdraws his or her recommendation that Healthscope Shareholders vote in favour of the Healthscope Resolutions;

(ii) if Symbion Health terminates this deed in accordance with clause 15.2(b), 15.2(d), 15.2(e), 15.2(g), 15.2(h), or 15.2(i); or

(iii) if Healthscope terminates this deed in accordance with clause 15.1(g).

(b) Despite any other term of this deed:

(i) the Healthscope Break Fee will not be payable to Symbion Health if Completion of the Diagnostics Transaction occurs notwithstanding the occurrence of any event in clause 13.10(a);

(ii) the Healthscope Break Fee is only payable once;

(iii) the Healthscope Break Fee will not be payable to Symbion Health if:

A. a Healthscope Diagnostics Independent Expert's Report is commissioned and the Healthscope Diagnostics Independent Expert concludes in the Healthscope Diagnostics Independent Expert's Report that the Diagnostics Transaction is not (as applicable) in the best interests of Healthscope Shareholders or fair and reasonable for Healthscope Shareholders other than by reason of a Healthscope Competing Proposal (including in any update of its report, other than any update which is prepared solely as a result of the announcement of a Superior Healthscope Proposal or any public recommendation of a Superior Healthscope Proposal by any director of Healthscope); or

B. if Healthscope is entitled to terminate this deed under clause 15.1(b), 15.1(e), or 15.1(f).

(c) For the avoidance of doubt, the Healthscope Break Fee will not be payable merely by reason that the Healthscope Resolutions are not approved by Healthscope Shareholders at the Healthscope General Meeting.

(d) Subject to clauses 13.10(e) and 13.11(b), Healthscope must pay Symbion Health the Healthscope Reduced Break Fee in accordance with clause 13.10(f) without withholding or set-off if Symbion Health terminates this deed in accordance with clause 15.2(f) prior to the Symbion Health Resolutions being put to the Symbion Health General Meeting.

(e) The Healthscope Reduced Break Fee shall not be payable:

(i) if Healthscope is entitled to terminate this deed under clause 15.1(b), 15.1(e) or 15.1(f);

(ii) if on the close of trading on any 5 Trading Days during the Healthscope VWAP Period, the S&P/ASX 200 Index is 15% or more below its level as at the close of trading on 28 May 2007;

(iii) if the Healthscope Break Fee has been paid or become payable (and for the avoidance of doubt, the maximum aggregate amount that Healthscope will be obliged to pay pursuant to the Healthscope Break Fee and the Healthscope Reduced Break Fee is $19.575 million); or

(iv) if the Symbion Health General Meeting is held and the Symbion Health Resolutions are put to that meeting (even if the Healthscope VWAP is less than $5.30).

For the avoidance of doubt, the principle of clauses 13.10(d) and 13.10(e)(iv) is that if the Healthscope VWAP is less than $5.30, Symbion Health must decide whether to terminate this deed or hold the Symbion Health General Meeting, and if Symbion Health decides to hold the Symbion Health General Meeting and put the Symbion Health Resolutions to that meeting then no Healthscope Reduced Break Fee will be payable.

(f) Healthscope must pay Symbion Health the Healthscope Break Fee or the Healthscope Reduced Break Fee within 5 Business Days after receiving a written demand from Symbion Health setting out the relevant circumstances and requiring payment of the Healthscope Break Fee or the Healthscope Reduced Break Fee (as appropriate).

13.11 Compliance with law

(a) If a court or the Takeovers Panel determines that any part of the Symbion Health Break Fee:

(i) constitutes or would, if performed, constitute:

A. a breach of the fiduciary or statutory duties of the Symbion Health Board; or

B. unacceptable circumstances within the meaning of the Corporations Act; or

(ii) is unenforceable or would, if paid, be unlawful for any reason,

then Symbion Health will not be obliged to pay such part of the Symbion Health Break Fee and, if such fee has already been paid, then Healthscope must within 5 Business Days after receiving written demand from Symbion Health refund that part of the Symbion Health Break to Symbion Health.

(b) If a court or the Takeovers Panel determines that any part of the Healthscope Break Fee or the Healthscope Reduced Break Fee:

(i) constitutes or would, if performed, constitute:

A. a breach of the fiduciary or statutory duties of the Healthscope Board; or

B. unacceptable circumstances within the meaning of the Corporations Act; or

(ii) is unenforceable or would, if paid, be unlawful for any reason,

then Healthscope will not be obliged to pay such part of the Healthscope Break Fee or the Healthscope Reduced Break Fee and, if the such fee has already been paid, then Symbion Health must within 5 Business Days after receiving written demand from Healthscope refund that part of the Healthscope Break Fee or the Healthscope Reduced Break Fee (as the case may be) to Healthscope.

13.12 Walver of break fees under Original Scheme Implementation Deed

Each of Healthscope and Symbion Health agrees to waive (and will be taken to have waived) any right it may have to claim a Healthscope Break Fee, Reduced Healthscope Break Fee or Symbion Health Break Fee (as applicable) within the meaning of the Original Scheme Implementation Deed under the terms of that deed.

13.13 Expanded definition of Diagnostics Transaction

It is agreed that for the purposes of clause 13, a reference to the Diagnostics Transaction is a reference to the Diagnostics Transaction having regard to:

(a) the transactions contemplated by the Symbion Health Share Sale Deed;

(b) the transactions contemplated by the Recapitalisation Steps; and

(c) the transactions contemplated by the Restructure Agreement.

14. Confidentiality

14.1 Confidentiality Deed

Save as set out in clause 14.2, the parties acknowledge and agree that:

(a) they continue to be bound by the Confidentiality Deed after the date of this deed; and

(b) the rights and obligations of the parties under the Confidentiality Deed survive termination of this deed.

14.2 Disclosure on termination of agreement

The parties agree that, if this deed is terminated under clause 15, either party may disclose by way of announcement to ASX the fact that this deed has been terminated, where such disclosure is in the reasonable opinion of that party required to ensure that the market in its securities is properly informed, and provided, where reasonably practicable, that party consults with the other party as to (and gives the other party a reasonable opportunity to comment on) the form of the announcement prior to its disclosure.

14.3 Disclosure of arrangements with IAC and Lantern

(a) Healthscope will, upon request from Symbion Health provide to Symbion Health copies of all agreements, documents and arrangements (including ancillary agreements, documents and arrangements) entered into or agreed between Healthscope and Lantern and its Related Bodies Corporate in connection with the C&P Scheme Implementation Deed.

(b) Symbion Health will, upon request from Healthscope provide to Healthscope copies of all agreements, documents and arrangements (including ancillary agreements, documents and arrangements) entered into or agreed between Symbion Health and Lantern and its Related Bodies Corporate in connection with the C&P Scheme Implementation Deed.

(c) If the Symbion Health Board has received a Competing Proposal and the Symbion Health Board, acting in good faith and in order to satisfy what the Symbion Health Board considers to be its fiduciary or statutory duties, determines that, subject only to:

(i) the willingness of the Third Party to enter into arrangements with Symbion Health and Lantern in accordance with clause 9.5 of the Scheme Implementation Deed; and

(ii) the Competing Proposal from the Third Party being implemented in accordance with its terms;

the Third Party has satisfied the Board that it has certainty of funding in relation to the Competing Proposal and that the Competing Proposal is reasonably expected to become a Superior Diagnostics Proposal, then Healthscope will permit Symbion Health to provide copies of the agreements, documents and arrangements referred to in clause 14.3(a) as well as any other agreements, documents and arrangements between any of Healthscope, Lantern, Symbion Health and their respective Related Bodies Corporate relating to the Transactions (excluding the Original Scheme), provided that such agreements, documents and arrangements are provided to the Third Party on a confidential basis. Prior to Symbion Health providing any such agreement, document or arrangement to the Third Party, Symbion Health must notify Healthscope in writing of the fact that Symbion Health intends to do so (provided that Symbion Health will not be under any obligation to identify the Third Party).

15. Termination

15.1 Termination by Healthscope

Healthscope may terminate this deed at any time before Completion by notice in writing to Symbion Health:

(a) in accordance with clause 4.5;

(b) if there is a material breach of any of the Symbion Health Warranties or a Symbion Health Prescribed Occurrence or Symbion Health Material Adverse Change occurs, provided that Healthscope is only entitled to terminate if it has given notice to Symbion Health setting out the relevant circumstances and stating an intention to terminate and the relevant circumstances have continued to exist 5 Business Days (or any shorter period ending at 5.00 pm on the day before the Completion Date) from the time such notice is received by Symbion Health;

(c) if any director of Symbion Health publicly changes his or her recommendation in relation to the Diagnostics Transaction or publicly recommends a Superior Symbion Health Proposal, whether pursuant to clause 11.5 of this deed or otherwise;

(d) if the Healthscope Board publicly changes or withdraws its recommendation of the Diagnostics Transaction pursuant to clause 11.6 or publicly recommends any Superior Healthscope Proposal;

(e) if Symbion Health is in material breach of any of clauses 4, 6.3, 7 or 9 of this deed, before that time, provided that Healthscope is only entitled to terminate if it has given notice to Symbion Health setting out the relevant circumstances and stating an intention to terminate and the relevant circumstances have continued to exist 5 Business Days (or any shorter period ending at 5.00 pm on the day before the Completion Date) from the time such notice is received by Symbion Health;

(f) if Symbion Health is in material breach of clauses 11.1, 11.2, 13.1, 13.2, 13.4 or 13.6 of this deed;

(g) if the ACCC requires Significant Undertakings to be given by Healthscope in order for the ACCC to provide informal clearance of the Diagnostics Transaction;

(h) if Completion has not occurred by 5:00 pm on the End Date; or

(i) in accordance with clause 5.9(a).

15.2 Termination by Symbion Health

Symbion Health may terminate this deed at any time before Completion by notice in writing to Healthscope:

(a) in accordance with clause 4.5;

(b) if there is a material breach of any of the Healthscope Warranties, or a Healthscope Prescribed Occurrence or Healthscope Material Adverse Change occurs, provided that Symbion Health is only entitled to terminate if it has given notice to Healthscope setting out the relevant circumstances and stating an intention to terminate and the relevant circumstances have continued to exist 5 Business Days (or any shorter period ending at 5.00 pm on the day before the Completion Date) from the time such notice is received by Healthscope (unless the Healthscope Material Adverse Change which has occurred is as set out in paragraph (b) of the definition of Healthscope Material Adverse Change, in which case, Symbion Health is not required to give notice under this clause 15.2(b) before it terminates this deed);

(c) if the Symbion Health Board publicly changes or withdraws its recommendation of the Diagnostics Transaction pursuant to clause 11.5 or publicly recommends to Symbion Health Shareholders any Superior Symbion Health Proposal;

(d) if Healthscope is in material breach of clauses 4, 6.2 or 10 of this deed before that time, provided that Symbion Health is only entitled to terminate if it has given notice to Healthscope setting out the relevant circumstances and stating an intention to terminate and the relevant circumstances have continued to exist 5 Business Days (or any shorter period ending at 5.00 pm on the day before the Completion Date) from the time such notice is received by Healthscope;

(e) if any director of Healthscope publicly changes his or her recommendation of the Diagnostics Transaction or publicly recommends any Superior Healthscope Proposal, whether pursuant to clause 11.6 of this deed or otherwise;

(f) if the Healthscope VWAP is less than $5.30 (or if the Symbion Health General Meeting is not held, the value which would have been the Healthscope VWAP, if the Symbion Health General Meeting had been held on the date on which it was scheduled to be held as at the date of termination, is less than $5.30);

(g) if a variation to the Existing ACCC Undertaking has not been agreed by the ACCC and Healthscope has not obtained written confirmation from the ACCC, prior to 11:59 pm on the Business Day before the Completion Date, that the ACCC does not propose to oppose the Diagnostics Transaction, including as a consequence of Healthscope not providing to the ACCC the undertakings that the ACCC requires in connection with the Diagnostics Transaction in order to provide such informal clearance, or as a consequence of the ACCC requiring Significant Undertakings;

(h) if the ACCC makes, or gives notice of its intention to make, an application or files proceedings with any court of competent jurisdiction seeking an injunction to prohibit, make illegal or otherwise materially restrict or prevent the completion of the Diagnostics Transaction or any Transaction Document;

(i) if Healthscope is in material breach of clauses 11.3, 11.4, 13.1(c), 13.3, 13.5 or 13.7;

(j) if Completion has not occurred by 5:00 pm on the End Date; or

(k) in accordance with clause 5.9(a).

15.3 Effect of termination

In the event of termination of this deed by either Symbion Health or Healthscope pursuant to this clause 15, this deed will become void and have no effect, other than:

(a) Clauses 1, 13.9, 13.10, 13.11, 13.12 14, 16, 18 and 19 which shall survive termination; and

(b) in respect of any liability for an antecedent breach of this deed.

16. Costs and stamp duties

16.1 Costs

Except as otherwise provided in this deed, each party must pay its own costs and expenses in connection with negotiating, preparing, executing and performing this deed.

16.2 Stamp duties

Healthscope and Symbion Health agree that, as between Healthscope and Symbion Health, Healthscope:

(a) must, subject to paragraph (d) below, pay all stamp duties and any related fines and penalties in respect of the Transaction Documents (other than the C&P Scheme Implementation Deed), the performance of such documents and each transaction effected by or made under the Transaction Documents (other than the C&P Scheme Implementation Deed);

(b) indemnifies Symbion Health against any liability arising from failure to comply with clause 16.2(a); and

(c) is authorised to apply for and retain the proceeds of any refund due in respect of stamp duty paid under this clause 16.2.

(d) It is agreed that Healthscope will have no obligation or responsibility to pay any stamp duties or any related fines and penalties to the extent that the stamp duties arise under or in connection with the Restructure Agreement if Completion does not occur.

17. Notices

17.1 How notice to be given

Each communication (including each notice, consent, approval, request and demand) under or in connection with this deed:

(a) must be in writing;

(b) must be addressed as follows (or as otherwise notified by that party to each other party from time to time):

(i) if to Symbion Health:

Address:	Level 7, 5 Queens Road, Melbourne, VIC, 3004 Australia
Fax number:	+61 3 9918 2867
For the attention of:	The Company Secretary
Copied to:	Clayton Utz, Level 19, 1 O'Connell Street, Sydney, NSW, 2000, Australia
Fax number:	+61 2 8220 6700
For the attention of:	Rod Halstead;

(ii) if to Healthscope:

Address:	Level 1, 407 Royal Parade, Parkville, VIC, 3052, Australia
Fax number:	+61 3 9356 7599
For the attention of:	The Company Secretary;
Copied to:	Allens Arthur Robinson, 530 Collins Street, Melbourne, VIC, 3000
Fax number:	+61 3 9614 4661
For the attention of:	Cameron Price

(c) must be signed by the party making it or (on that party's behalf) by the solicitor for, or any attorney, director, secretary or authorised agent of, that party; and

(d) must be delivered by hand or posted by prepaid post to the address, or sent by fax to the number, in accordance with clause 17.1(b).

17.2 When notice taken to be received

Each communication (including each notice, consent, approval, request and demand) under or in connection with this deed is taken to be received by the addressee:

(a) (in the case of prepaid post sent to an address in the same country) on the third day after the date of posting;

(b) (in the case of prepaid post sent to an address in another country) on the fifth day after the date of posting by airmail;

(c) (in the case of fax) at the time in the place to which it is sent equivalent to the time shown on the transmission confirmation report produced by the fax machine from which it was sent; and

(d) (in the case of delivery by hand) on delivery,

but if the communication is taken to be received on a day that is not a Business Day or after 5.00 pm, it is taken to be received at 9.00 am on the next Business Day.

18. GST

18.1 Interpretation

(a) Except where the context suggests otherwise, and subject to clause 18.1(b), terms used in this clause have the meanings given to those terms by the *A New Tax System (Goods and Services Tax) Act 1999* (as amended from time to time).

(b) "Input tax credit" has the meaning given by the *A New Tax System (Goods and Services Tax) Act 1999* and a reference to an input tax credit entitlement of an entity includes an input tax credit for an acquisition made by that entity but to which another member of the same GST group is entitled.

(c) Any part of a supply that is treated as a separate supply for GST purposes (including attributing GST payable to tax periods) will be treated as a separate supply for the purposes of this clause.

(d) Any consideration for a supply that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to that supply for the purpose of this clause.

18.2 Reimbursements and similar payments

Any payment or reimbursement required to be made under this deed that is calculated by reference to a cost, expense, or other amount paid or incurred will be limited to the total cost, expense or amount less the amount of any input tax credit to which an entity is entitled for the acquisition to which the cost, expense or amount relates.

18.3 GST payable

(a) If GST is payable in relation to a taxable supply made under or in connection with this deed then any party (**"Recipient"**) that is required to provide consideration to another party (**"Supplier"**) for that supply must, subject to clause 18.1(d), pay an additional amount to the Supplier equal to the amount of that GST at the same times as other consideration is to be provided for that supply.

(b) No payment of any amount pursuant to clause 18.3(a) is required until the Supplier has provided a valid tax invoice to the Recipient.

(c) Where additional amounts are payable between parties to this deed pursuant to clause 18.3(a), amounts so payable, to the extent they are equivalent in amount, shall be set off against each other as if paid and each party shall be obliged only to provide the tax invoice referred to in clause 18.3(b) no later than the time at which any consideration is to be first provided for that supply.

(d) If the GST payable in relation to a supply made under or in connection with this deed varies from the additional amount paid by the Recipient under clause 18.3(a) then the Supplier must promptly issue an adjustment note to the Recipient and will provide a corresponding refund or credit to, or will be entitled to receive the amount of that variation from, the Recipient. Any payment, credit or refund under this paragraph is deemed to be a payment, credit or refund of the additional amount payable under clause 18.3(a).

19. General

19.1 Amendments

This deed may only be varied by a document signed by or on behalf of each party.

19.2 Waiver

(a) Failure to exercise or enforce, or a delay in exercising or enforcing, or the partial exercise or enforcement of, a right, power or remedy provided by law or under this deed by a party does not preclude, or operate as a waiver of, the exercise or enforcement, or further exercise or enforcement, of that or any other right, power or remedy provided by law or under this deed.

(b) A waiver or consent given by a party under this deed is only effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of a term of this deed operates as a waiver of another breach of that term or of a breach of any other term of this deed.

19.3 Further acts and documents

Each party must promptly do all further acts and execute and deliver all further documents (in a form and content reasonably satisfactory to that party) required by law or reasonably requested by another party to give effect to this deed.

19.4 Consents

A consent or approval required under this deed from a party may not be unreasonably withheld, unless this deed expressly provides otherwise.

19.5 Counterparts

This deed may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this deed, and all together constitute one agreement.

19.6 Entire agreement

This deed and the Confidentiality Deed embody the entire understanding of Symbion Health and Healthscope and constitute the entire terms agreed by Symbion Health and Healthscope in relation to the subject matter of this deed and together supersede any prior written or other agreement between Symbion Health and Healthscope in relation to that subject matter.

19.7 No assignment

A party cannot assign, novate or otherwise transfer any of its rights or obligations under this deed without the prior consent of each other party.

20. Governing law, jurisdiction and service of process

20.1 Governing law

This deed is governed by and must be construed according to the law applying in the state of Victoria, Australia.

20.2 Jurisdiction

Each party irrevocably:

(a) submits to the non-exclusive jurisdiction of the courts of the state of Victoria, Australia, and the courts competent to determine appeals from those courts, with respect to any proceedings that may be brought at any time relating to this deed; and

(b) waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, if that venue falls within clause 20.2(a).

1. Healthscope representations and warranties

Healthscope represents and warrants to Symbion Health (on its own behalf and separately as trustee for each of the Symbion Health Indemnified Parties):

(a) on each date from the date of this deed until (and including) the Completion Date that:

(i) it is a validly existing corporation registered under the laws of its place of incorporation;

(ii) the execution and delivery by Healthscope of the Transaction Documents to which Healthscope is party has been properly authorised by all necessary corporate action and Healthscope has full corporate power and lawful authority to execute and deliver such Transaction Documents and to perform or cause to be performed its obligations under such Transaction Documents;

(iii) the Transaction Documents to which Healthscope is party constitute legal, valid and binding obligations on it and do not conflict with or result in a breach of or default under:

A. the constitution or equivalent constituent documents of Healthscope or any of its Related Bodies Corporate;

B. any writ, order or injunction, judgment, law, rule or regulation to which Healthscope or any of its Related Bodies Corporate is party, or by which Healthscope or any of its Related Bodies Corporate is bound; or

C. any material contract to which Healthscope or any of its Related Bodies Corporate is party that would entitle the counter-party or counter-parties thereto to terminate the contract,

save as disclosed in the Healthscope Disclosure Letter;

(iv) the Cooperation Deed between Healthscope and Lantern (**Cooperation Deed**) and the Symbion Health Share Sale Deed have been entered into *in the form provided by Healthscope to Symbion Health and initialled* for the purposes of identification, have been duly executed by Healthscope, constitute legally valid and binding obligations on Healthscope that are enforceable in accordance with their terms, and set out all material terms agreed between the parties thereto in connection with the Transactions subject to such amendments, waivers or other agreements Healthscope may agree to the extent it does not breach the warranty in paragraph 1(a)(v);

(v) Healthscope has not agreed to amend the Cooperation Deed or the Symbion Health Share Sale Deed in any material respect which is disadvantageous to the Healthscope Group, the Symbion Health Group (other than the C&P Entities) or the Merged Group, or waived or agreed to waive any of its rights thereunder in any material respects, or entered into any other agreement with respect to their subject matter, save, in each case, with the prior written consent of Symbion Health;

(vi) the Healthscope Commitment Letter has been duly executed by Healthscope and constitutes legally valid and binding obligations on Healthscope that are enforceable in accordance with its terms;

(vii) without the prior written consent of Symbion Health, Healthscope has not agreed to amend the Healthscope Commitment Letter in any material respect which is disadvantageous to the Healthscope Group or the Merged Group, or waived or agreed to waive any of its rights thereunder in any material respects or entered into any other agreement with respect to its subject matter (save for the Healthscope Facility Agreement), and the Healthscope Commitment Letter has not been terminated;

(viii) other than as expressly contemplated by clause 4.1, no shareholder or Government Authority approvals are required to be obtained by the Healthscope Group in order for it to execute and perform the Transaction Documents to which it is a party; and

(ix) Healthscope has complied with its obligations under clause Schedule 1 of the Confidentiality Deed (*Standstill*);

(b) as at the date of this deed, there are:

(i) 237,960,397 Healthscope Shares on issue;

(ii) 100,001 options to acquire Healthscope Shares on issue (as described in the Healthscope Disclosure Letter); and

(iii) 965,296 performance rights (as described in the Healthscope Disclosure Letter),

and Healthscope has not issued (and is not required to issue) any other securities or instruments which are still outstanding (or may become outstanding) and which may convert into Healthscope securities other than in connection with a dividend reinvestment plan (including pursuant to any underwriting of that plan) or an employee incentive arrangement (including any security issued upon conversion or exercise of rights attaching to any security issued under an employee incentive arrangement);

(c) on the date of despatch of the Healthscope Shareholder Materials and the Symbion Health Shareholder Materials and the Completion Date:

(i) the Healthscope Information, the Healthscope Prospectus and the Prospectus Disclosure (as the case may be) has been prepared and included in the Symbion Health Shareholder Materials in good faith and on the understanding that Symbion Health and its directors, officers and employees have relied on that information for the purposes of considering and approving the Symbion Health Information and that the Symbion Health Diagnostics Independent Expert and KPMG have relied on the information for the purposes of preparing the Symbion Health Diagnostics Independent Expert's Report and the Symbion Health Investigating Accountant's Report respectively;

(ii) the Healthscope Information, the Healthscope Prospectus and the Prospectus Disclosure (as the case may be) complies in all material respects with relevant laws (including the Corporations Act, Listing Rules and relevant Policy Statements), and includes all information regarding Healthscope, its Related Bodies Corporate and the Healthscope Shares that is required by the Corporations Act, Policy Statements and Listing Rules;

(iii) the Healthscope Information, the Healthscope Prospectus and the Prospectus Disclosure (as the case may be) (other than to the extent that it consists of information relating to Symbion Health that was provided by or on behalf of Symbion Health, or has been extracted from public announcements made by Symbion Health to ASX) in the form and context in which it appears in the Healthscope Prospectus is not misleading or deceptive in any material respect and does not contain any material omission; and

(iv) Healthscope has complied with its obligations under clause 7.3(e);

(d) on the date of this deed, date of despatch of the Healthscope Shareholder Materials and the Symbion Health Shareholder Materials, the Symbion Health General Meeting and the Completion Date:

(i) following the making by Healthscope of an announcement to ASX pursuant to clause 11.7, Healthscope has complied in all respects with its continuous disclosure obligations under Listing Rule 3.1 and Healthscope is not withholding any information from Symbion Health which is being withheld from public disclosure in reliance on Listing Rule 3.1A; and

(ii) Healthscope is not aware of any material information relating to its businesses that has not been disclosed to Symbion Health and is objectively necessary for Symbion Health to make an informed decision as to whether to proceed with the Diagnostics Transaction.

(e) on each date from the date on which the Healthscope Facility Agreement is entered into until the Completion Date:

(i) the Healthscope Facility Agreement reflects the Healthscope Commitment Letter in all material respects;

(ii) the Healthscope Facility Agreement has been duly executed by Healthscope thereto, and constitutes legally valid and enforceable obligations on Healthscope that are enforceable in accordance with its terms;

(iii) without the prior written consent of Symbion Health, Healthscope has not amended or agreed to amend the Healthscope Facility Agreement in any material respect which is disadvantageous to the Healthscope Group or the Merged Group, or waived or agreed to waive any of its rights thereunder, or entered into any other agreement with respect to its subject matter, and the Healthscope Facility Agreement has not been terminated; and

(iv) so far as Healthscope is aware, no event has occurred which would entitle the lender under the Healthscope Facility Agreement to terminate the Healthscope Facility Agreement, or to refuse any drawdown request from Healthscope under the Healthscope Facility Agreement.

(f) the Consideration Shares will be validly allotted and issued to Symbion Health, fully paid, free from all liens, charges and other Encumbrances and rank equally with all existing Healthscope Shares (except that they will not carry a right to participate in any Permitted Healthscope Dividend but will carry a right to participate in any Healthscope FY08 Interim Dividend);

(g) the allotment and issue to Symbion Health of the Consideration Shares will not breach any obligation binding on Healthscope or result in a breach of or any order, judgement or decree of any court or Government Authority to which Healthscope is a party or by which Healthscope is bound;

(h) Healthscope is eligible under the ASX Listing Rules and other requirements of ASX to remain listed on ASX and the Consideration Shares are eligible under the ASX Listing Rules and other requirements of ASX for quotation on ASX;

(i) the Consideration Shares will be issued to Symbion Health with disclosure under Part 6D.2 of the Corporations Act and the offer of the Consideration Shares to Symbion Health and the Healthscope Prospectus will comply with all applicable laws, including the Corporations Act and the ASX Listing Rules.

2. Symbion Health representations and warranties

Symbion Health represents and warrants to Healthscope (on its own behalf and separately as trustee for each of the Healthscope Indemnified Parties):

(a) on each date from the date of this deed until (and including) the Completion Date that:

(i) Symbion Health is a validly existing corporation registered under the laws of its place of incorporation;

(ii) the execution and delivery by Symbion Health of the Transaction Documents to which Symbion Health is party has been properly authorised by all necessary corporate action and Symbion Health has full corporate power and lawful authority to execute and deliver such Transaction Documents and to perform or cause to be performed its obligations under such Transaction Documents;

(iii) the Transaction Documents to which Symbion Health is party constitute legal, valid and binding obligations on Symbion Health and do not conflict with or result in a breach of or default under:

A. the constitution of Symbion Health or any of its Related Bodies Corporate;

B. any writ, order or injunction, judgment, law, rule or regulation to which Symbion Health or any of its Related Bodies Corporate is party, or by which Symbion Health or any of its Related Bodies Corporate is bound; or

C. any material contract to which Symbion Health or any of its Related Bodies Corporate is party that would entitle the counter-party or counter-parties thereto to terminate the contract,

save as disclosed in the Symbion Health Disclosure Letter;

(iv) the C&P Scheme Implementation Deed has been entered into in the form provided by Symbion Health to Healthscope and initialled for the purposes of identification, has been duly executed by Symbion Health, constitutes legally valid and binding obligations on Symbion Health that are enforceable in accordance with their terms, and sets out all material terms agreed between the parties thereto in connection with the Transactions subject to such amendments, waivers or other agreements Symbion Health may agree to the extent it does not breach the warranty in paragraph 2(a)(v);

(v) Symbion Health has not agreed to amend (and has not consented to the amendment of) the C&P Scheme Implementation Deed, the C&P Scheme or the deed poll given by Lantern contemplated by C&P Scheme Implementation Deed in any material respect which is disadvantageous to the Symbion Health Group (excluding each C&P Entity which is not Symbion Health), the Healthscope Group or the Merged Group, or waived or agreed to waive any of its rights thereunder in any material respects, or entered into any other agreement with respect to their subject matter which is disadvantageous to the Symbion Health Group (excluding each C&P Entity which is not Symbion Health), the Healthscope Group or the Merged Group, save, in each case, with the prior written consent of Healthscope;

(vi) as at the date of this deed there are:

A. 647,069,929 Symbion Health Shares on issue;

B. 2,560,101 performance rights (as described in the Symbion Health Disclosure Letter),

and, except as set out in clause 8.3 Symbion Health has not issued (and is not required to issue) any other securities or instruments which are still outstanding (or may become outstanding) and which may convert into Symbion Health securities;

(b) on the date of despatch of the Healthscope Shareholder Materials and the Symbion Health Shareholder Materials and the Completion Date:

(i) the Symbion Health Information has been prepared and included in the Healthscope Prospectus in good faith and on the understanding that Healthscope, its directors and its officers will rely on that information for the purposes of considering and approving the Healthscope Information in the Healthscope Shareholder Materials and the Healthscope Prospectus and that the Healthscope Diagnostics Independent Expert and the independent accountant who prepared the Healthscope Investigating Accountant's Report have relied on the information for the purposes of preparing the Healthscope Diagnostics Independent Expert's Report and the Healthscope Investigating Accountant's Report respectively;

(ii) the Symbion Health Information in the Healthscope Prospectus does not contain a statement which is misleading or deceptive in any material respect and does not contain any material omission (other than a statement or omission which has been rectified by Symbion Health in accordance with applicable law by the Completion Date);

(iii) Symbion Health has complied with any obligations it may have under clause 6.5; and

(iv) the provision of the Symbion Health Shareholder Materials to Symbion Shareholders, and the Symbion Health Information, each complies in all material respects with relevant laws (including the Corporations Act, Listing Rules and relevant Policy Statements);

(c) on the date of this deed, the date of despatch of the Healthscope Shareholder Materials and the Symbion Health Shareholder Materials, the Healthscope General Meeting and the Completion Date:

(i) following the making by Symbion Health of an announcement to ASX pursuant to clause 11.7, Symbion Health has complied in all respects with its continuous disclosure obligations under Listing Rule 3.1 and Symbion Health is not withholding any information from Healthscope which is being withheld from public disclosure in reliance on Listing Rule 3.1A; and

(ii) Symbion Health is not aware of any material information relating to the Diagnostic Entities or the Diagnostics Businesses that it has not disclosed to Healthscope and is objectively necessary for Healthscope to make an informed decision as to whether to proceed with the Diagnostics Transaction.

Schedule 2 – Timetable

Meeting and explanatory documentation (including the Healthscope Prospectus)

Symbion Health

Despatch of Symbion Health Shareholder Materials to Symbion Health shareholders	Wed 31 Oct

Healthscope

Lodgement of Healthscope Prospectus by Healthscope with ASIC	Fri 26 Oct (after first court hearing for C&P Scheme)
Despatch of Healthscope Shareholder Materials to Healthscope shareholders	Wed 31 Oct

Shareholder meetings, scheme and capital reduction mechanics

Healthscope

Meeting to approve Diagnostics Transaction	Fri 30 Nov

Symbion Health

First court hearing for C&P Scheme	Fri 26 Oct
Meetings to approve Diagnostics Transaction, Capital Reduction and C&P Scheme	Fri 30 Nov
Record Date for Capital Reduction and Share Distribution Dividend	Fri 7 Dec
Completion of Diagnostics Transaction (including Capital Reduction and Share Distribution Dividend)	Tues 11 Dec
Second court hearing for C&P Scheme	Fri 14 Dec
Lodge court order with ASIC and C&P Scheme becomes effective	Fri 14 Dec
Record date for C&P Scheme	Fri 21 Dec
Implementation date for C&P Scheme	Fri 28 Dec

Schedule 3 – Form of Capital Reduction resolution

Capitalised terms referred to in this notice of meeting shall have the same meaning as defined in the Explanatory Memorandum accompanying this notice of meeting.

1. **Equal Reduction of Capital**

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

> *"That, subject to and conditional upon DSPA Completion, the reduction in the share capital of the Company by the in specie distribution of the Consideration Shares issued and allotted to the Company on DSPA Completion which are not to be distributed pursuant to the Share Distribution Dividend, to each holder of ordinary shares in the Company as at 7.00 pm on the Record Date, in proportion to the number of ordinary shares held by such holders on the Record Date, be and is hereby approved as an equal reduction pursuant to Section 256C(1) of the Corporations Act 2001 (Cth)."*

2. **Overseas shareholders**

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

> *"That, subject to and conditional upon the approval of Resolution 1, the Company :*
>
> *(i) transfer to the Nominee the Consideration Shares which, pursuant to Resolution 1, the Company would otherwise be required to distribute to holders of ordinary shares in the Company who are, in the Company's opinion, Ineligible Overseas Shareholders as at 7.00 pm on the Record Date;*
>
> *(ii) procure that, as soon as reasonably practicable and in any event not more than 15 Business Days after the Completion Date:*
>
> *(a) the Nominee:*
>
> *A. sells on the financial market conducted by ASX all of the Consideration Shares so transferred to the Nominee in such manner, at such price and on such other terms as the Nominee determines in good faith; or*
>
> *B. if the nominee believes that the process referred to in paragraph A above is not appropriate in the circumstances, the nominee undertakes such other sale process that the nominee believes will maximize the price at which the Consideration Shares will be sold; and*
>
> *(b) remits to the Company the proceeds of sale (after deducting any applicable brokerage, stamp duty and other selling costs, taxes and charges); and*
>
> *(iii) promptly after the last such sale of Consideration Shares by the Nominee, pay to each Ineligible Overseas Shareholder the proportion of the net proceeds of sale so received by the Company to which that Ineligible Overseas Shareholder is entitled (being the number of Symbion Health Shares held by the Ineligible Overseas Shareholder as*

at the Record Date divided by the total number of Symbion Health Shares held by all Ineligible Overseas Shareholders as at the Record Date multiplied by the net proceeds of sale)."

Signed ~~as an agreement~~ sealed and delivered as a deed

Signed for and on behalf of **Symbion Health Limited** ACN 004 073 410 by its Attorneys under a Power of Attorney dated 4 October 2007 each of whom declares that he or she has no notice of the revocation of such Power of Attorney, in the presence of:



Signature of Attorney



Signature of Witness



Name of Attorney in full

KAREN EVANS-CULLEN

Name of Witness in full



Signature of Attorney

MARK. HOOPER

Name of Attorney in full

Signed for and on behalf of **Healthscope Limited** ACN 006 405 152 by its Attorneys under a Power of Attorney dated 7 October 2007 each of whom declares that he or she has no notice of the revocation of such Power of Attorney, in the presence of:

Signature of Attorney



Signature of Witness

BRUCE DIXON

Name of Attorney in full

PAUL [illegible]

Name of Witness in full



Signature of Attorney

J. J. [illegible]

Name of Attorney in full

Scheme Implementation Deed

Symbion Health Limited
ACN 004 073 410

Symbion Health

Lantern Bidco Pty Limited
ACN 127 183 886

Lantern



The Clayton Utz contacts for this document are
Rod Halstead/Karen Evans-Cullen/Jonathan Algar on +61 2 9353 4000

Clayton Utz
Lawyers
Levels 19-35 No. 1 O'Connell Street Sydney NSW 2000 Australia
PO Box H3 Australia Square Sydney NSW 1215
T +61 2 9353 4000 F +61 2 8220 6700

www.claytonutz.com

Our reference 126/13530/80054037

Legal\105161645.1

Contents

Scheme Implementation Deed made on  **2007**

Parties

Symbion Health Limited ACN 004 073 410 of Level 7, 5 Queens Road, Melbourne, Victoria, 3004, Australia ("**Symbion Health**")

Lantern Bidco Pty Limited ACN 127 183 886 of Pier 2/3, Suite 7, 13 Hickson Road, Sydney, NSW 2000 ("**Lantern**")

Background

A. Symbion Health and Healthscope have agreed that Healthscope will acquire the Diagnostics Businesses in consideration for Healthscope Shares and Symbion Health will distribute those Healthscope Shares to the Symbion Health Shareholders pursuant to an equal reduction of capital and payment of a dividend by in specie distribution, subject to and in accordance with the terms and conditions of the Transaction Implementation Deed ("**Diagnostics Transaction**").

B. Symbion Health and Healthscope have further agreed that, together with the steps referred to in recital A above, all of Symbion Health's assets and liabilities that do not relate to the C&P Businesses will be transferred to, or assumed by, Healthscope.

C. Symbion Health has also agreed with Lantern that following the steps described in recitals A and B above, Lantern will acquire all of the Symbion Health Shares for the Scheme Consideration pursuant to the Scheme.

Operative provisions

1. Definitions and interpretations

1.1 Definitions

In this deed:

"**Archer Capital**" means Archer Capital Pty Limited ACN 076 176 737.

"**ASIC**" means the Australian Securities and Investments Commission.

"**ASX**" means ASX Limited ACN 008 624 691.

"**Break Fee**" means an amount equal to $11.479 million unless the Symbion Health Break Fee has been or is required to be paid under the Transaction Implementation Deed in which case it will be $7.885 million.

"**Business Day**" is any day that is both a Business Day within the meaning given in the Listing Rules and a day that banks are open for business in Melbourne, Australia.

"**C&P Businesses**" means the C&P Entities and the Consumer Business and Pharmacy Business of the Symbion Health Group.

"**C&P Entities**" has the meaning given to the term "C&P Companies" in the Diagnostics Sale and Purchase Agreement but excluding Symbion Health.

"**C&P Holding Entity**" means the Symbion Group entity which will own the shares in Symbion Pharmacy Services Pty Limited and Symbion CP Holdings Pty Limited on the Implementation Date.

"Competing Proposal" means a transaction or arrangement which is proposed by or involves a Third Party pursuant to which (other than as contemplated pursuant to the Transactions) a Third Party will, if the proposed transaction or arrangement is entered into or completed substantially in accordance with its terms:

(a) directly or indirectly acquire, have a right to acquire or otherwise acquire an economic interest in, all or a significant part of the business of the Symbion Health Group;

(b) acquire a Relevant Interest in any Symbion Health Shares, as a result of which the Third Party will have a Relevant Interest in more than 20% of the Symbion Health Shares;

(c) otherwise acquire control of Symbion Health or the Symbion Health Group within the meaning of section 50AA of the Corporations Act; or

(d) otherwise directly or indirectly acquire, merge with, or acquire a significant shareholding or economic interest in Symbion Health or its businesses, whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buy-back, sale or purchase of assets, joint venture, reverse takeover, dual-listed company structure, recapitalisation, establishment of a new holding company for the Symbion Health Group or other synthetic merger or any other transaction or arrangement.

For the purposes of paragraphs (a) and (d) above:

(i) the C&P Businesses will be taken to be a significant part of the business of the Symbion Health Group; and

(ii) the Diagnostics Businesses (or a significant part of the Diagnostics Businesses) will not be taken to be a significant part of the Symbion Health Group.

"Conditions" means the conditions precedent to the Scheme becoming Effective, as set out in clause 4.1.

"Confidentiality Deeds" means the confidentiality deed between Symbion Health and Ironbridge Capital Pty Limited ACN 105 880 108 dated 6 March 2007, and the confidentiality deed between Symbion Health and Archer Capital Pty Limited ACN 076 176 737 dated 6 March 2007.

"Consideration Shares" has the meaning given to that term in the Transaction Implementation Deed.

"Consumer Business" means the consumer products businesses (including the manufacture and marketing of vitamin, mineral and health supplements, and antiseptic products) of the Symbion Health Group, which, for the avoidance of doubt, does not include the Diagnostics Businesses.

"Consumer Debt Commitment Letter" means the credit-approved, irrevocable, executed and binding certain funds commitment letter and accompanying term sheet (with commercially sensitive material removed) from BOS International (Australia) Limited and The Royal Bank of Scotland plc, Australia Branch (in this definition, the **"Lenders"**) dated on or about 8 October 2007 addressed to Lantern Bidco Pty Limited, Lantern CP Purchaser Pty Limited and Lantern CP Bidco Pty Limited pursuant to which the Lenders have committed, on a certain funds basis, to provide credit facilities of $310 million in aggregate to Lantern CP Purchaser Pty Limited in connection with funding arrangements relating to the acquisition by Lantern

Bidco Pty Limited of the Symbion Health Shares under the Scheme such letter and term sheet (with commercially sensitive material removed) being in the form initialled by Symbion Health on the date of this deed, or a substitute credit-approved, executed and binding commitment letter and term sheet (with commercially sensitive material removed) in a form where the conditions to, availability period for and amount and certainty of, the alternative debt funding is no less favourable to Lantern CP Purchaser Pty Limited or is otherwise approved by Symbion Health in writing.

"Co-operation Deed" means the deed with the same name entered into between Healthscope and Lantern on or about the date of this deed.

"Corporations Act" means the Corporations Act 2001 (Commonwealth).

"Court" means the Supreme Court of Victoria or such other court of competent jurisdiction as Symbion Health and Lantern agree in writing.

"Debt Commitment Letters" means the Consumer Debt Commitment Letter and the Pharmacy Debt Commitment Letter.

"Diagnostics Businesses" means the pathology, medical centres and diagnostic imaging businesses of Symbion Health Group and the Joint Venture Companies.

"Diagnostics Entities" has the meaning given to that term in the Transaction Implementation Deed.

"Diagnostics Sale and Purchase Agreement" has the meaning given to that term in the Transaction Implementation Deed.

"Diagnostics Transaction" has the meaning given in the Transaction Implementation Deed.

"Diagnostics Transaction Dividend" has the meaning given to the term "Share Distribution Dividend" in the Transaction Implementation Deed.

"Effective" means, when used in relation to the Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) (and, if applicable, section 417(b)) of the Corporations Act in relation to the Scheme.

"Effective Date" means the date on which the Scheme becomes Effective.

"End Date" means 28 February 2008 or such later date as is agreed by the parties in writing.

"Equity Commitment Letters" means each of the binding, executed commitment letters dated on or about 7 October 2007 addressed separately to each of Lantern CP Holdings Pty Limited and Lantern Pharmacy Holdings Pty Limited from each of Ironbridge Fund II LP, Ironbridge Capital II A Pty Limited as trustee for Ironbridge Fund II A, Ironbridge Capital II B Pty Limited as trustee for Ironbridge Fund II B, AC4 Belco BVBA, Archer Capital 4A Pty Limited as trustee for Archer Capital Trust 4A and Archer Capital 4B Pty Limited as trustee for Archer Capital Trust B (the **"Investors"**) under which the Investors separately undertake to ensure that various amounts (totalling A$227,000,000) are contributed to Lantern CP Holdings Pty Limited and various amounts (totalling A$190,000,000) are contributed to Lantern Pharmacy Holdings Pty Limited, in each case to enable Lantern to provide or procure the provision of the Scheme Consideration on the Implementation Date in accordance with the Scheme, such commitments being unconditional (save for a condition in relation to the Scheme becoming Effective) in each case in the form initialled by Symbion Health.

"Explanatory Memorandum" means the explanatory memorandum to be prepared in respect of the Scheme and the Resolution in accordance with the terms of this deed and to be despatched by Symbion Health to the Symbion Health Shareholders.

"First Court Date" means the first day of hearing of an application made to the Court for an order pursuant to section 411(1) of the Corporations Act convening the Scheme Meeting or, if the hearing of such application is adjourned for any reason, means the first day of the adjourned hearing.

"Government Authority" means any government or governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any state or territory.

"Healthscope" means Healthscope Limited ACN 006 405 152.

"Healthscope Break Fee" has the meaning given to "Symbion Health Break Fee" in the Transaction Implementation Deed.

"Healthscope Counterproposal" has the meaning given to "Counterproposal" in the Transaction Implementation Deed.

"IAC Facility Agreements" means the credit facility agreements to be entered into pursuant to the Debt Commitment Letters.

"IAC Holdcos" means:

(a) Lantern Pharmacy Holdings Pty Limited ACN 125 407 285 (which wholly owns Lantern Pharmacy Bidco Pty Limited ACN 125 475 916 (which in turn wholly owns Lantern Pharmacy Purchaser Pty Limited)); and

(b) Lantern CP Holdings Pty Limited ACN 125 407 954 (which wholly owns Lantern CP Bidco Pty Limited ACN 125 475 925 (which in turn wholly owns Lantern CP Purchaser Pty Limited)).

"IAC Purchasers" means Lantern CP Purchaser Pty Limited and Lantern Pharmacy Purchaser Pty Limited.

"Implementation Date" means the date which is 3 Business Days after the Scheme Record Date or such other date as Symbion Health and Lantern agree in writing.

"Indemnified Parties" means:

(a) in respect of Lantern, the Lantern Indemnified Parties; and

(b) in respect of Symbion Health, the Symbion Health Indemnified Parties.

"Independent Expert" means the independent expert to be engaged by Symbion Health to express an opinion on whether the Scheme is in the best interests of Symbion Health Shareholders.

"Independent Expert's Report" means the report from the Independent Expert for inclusion in the Explanatory Memorandum, and any update to such report that the Independent Expert issues.

"Ironbridge Capital" means Ironbridge Capital Pty Limited ACN 105 880 108.

"Joint Venture Companies" means any person other than a Diagnostics Entity in which a Diagnostics Entity has a shareholding or other equity or beneficial interest.

"Lantern Board" means the board of directors of Lantern.

"Lantern Deed Poll" means a deed poll to be executed by Lantern in favour of the Scheme Shareholders, substantially in the form set out in Annexure B or in such other form as Symbion Health and Lantern agree in writing.

"Lantern Group" means the IAC Holdcos, Lantern, and each Related Body Corporate of each of them.

"Lantern Indemnified Parties" means the directors, officers and employees of Lantern Group.

"Lantern Information" means all information regarding Lantern and its Related Bodies Corporate that is provided by or on behalf of Lantern to Symbion Health or its Representatives for inclusion in the Explanatory Memorandum.

"Lantern Permitted Disclosee" means one or more of the following:

(a) a Government Authority;

(b) any Related Body Corporate of Lantern;

(c) any director or employee of Lantern or a Related Body Corporate of Lantern;

(d) any professional adviser, banker or financier to Lantern or any of its Related Bodies Corporate;

(e) Healthscope Limited or any of its Related Bodies Corporate, Affiliates (within the meaning given to that term in the Confidentiality Deed), directors or employees;

(f) Archer Capital;

(g) Ironbridge Capital;

(h) any funds managed or advised by Archer Capital or Ironbridge Capital and those funds' underlying investors; or

(i) any professional adviser, banker or financier to a person referred to in paragraph (e) above.

"Lantern Prescribed Occurrence" means (other than as required by or as a consequence of this deed or the Scheme, or as agreed to in writing by Symbion Health) the occurrence of any of the following between the date of this deed and 8:00am on the Second Court Date:

(a) Lantern or any member of the Lantern Group resolves that it be wound up or an application or order is made for the winding up or dissolution of Lantern or any member of the Lantern Group other than where the application or order (as the case may be) is set aside within 14 days;

(b) a liquidator or provisional liquidator of Lantern or any member of the Lantern Group is appointed;

(c) a court makes an order for the winding up of Lantern or any member of the Lantern Group;

(d) an administrator of Lantern or of any member of the Lantern Group is appointed under sections 436A, 436B or 436C of the Corporations Act;

(e) Lantern or any member of the Lantern Group ceases, or threatens to cease, to carry on business;

(f) Lantern or any member of the Lantern Group executes a deed of company arrangement;

(g) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of Lantern or any member of the Lantern Group;

(h) Lantern or any member of the Lantern Group is deregistered as a company or otherwise dissolved;

(i) Lantern or any member of the Lantern Group is or becomes unable to pay its debts when they fall due;

(j) either or both of the Debt Commitment Letters are terminated prior to the IAC Facility Agreements being executed and becoming effective, either or both of the IAC Facility Agreements are terminated or do not reflect the terms of the Debt Commitment Letters in relation to any matter which relates to quantum, conditions to, availability period for, and certainty of funding, there is any change to the terms of the Debt Commitment Letters or the IAC Facility Agreements in relation to any matter which relates to quantum, conditions to, availability period for, and certainty of funding which is less favourable to the Lantern Group, or Lantern waives any material right thereunder in relation to any matter which relates to quantum, conditions to, availability period for, and certainty of funding or enters into any new agreement in relation to their subject matter where the quantum, conditions to, availability period for, and certainty of funding under such new agreement are not in all material respects equivalent to the Debt Commitment Letters or the IAC Facility Agreements; or

(k) any of the Equity Commitment Letters are terminated, there is any change to the terms of the Equity Commitment Letters or the IAC Facility Agreements which is less favourable to the Lantern Group, or Lantern waives any material right thereunder or enters into any new agreement in relation to their subject matter where the terms of such new agreement is less favourable to the Lantern Group than the Equity Commitment Letters.

"Lantern Warranties" means the representations and warranties made by Lantern in clause 11.1.

"Listing Rules" means the official listing rules of ASX.

"Lock-up Period" means the period commencing on the date of this deed and ending on the earlier of:

(a) the date this deed is terminated in accordance with its terms;

(b) the Implementation Date; and

(c) the End Date.

"Original Scheme Implementation Deed" means the scheme implementation deed between Symbion Health and Healthscope dated 28 May 2007, as amended on 2 August 2007.

"Permitted Symbion Health Dividend" means:

(a) the Symbion Health FY07 Dividend; and

(b) the Diagnostics Transaction Dividend.

"Pharmacy Business" means the pharmacy services and distribution businesses of the Symbion Health Group which, for the avoidance of doubt, do not include the Diagnostics Businesses

"Pharmacy Debt Commitment Letter" means the credit-approved, irrevocable, executed and binding certain funds commitment letter and accompanying term sheet (with commercially sensitive material removed) from BOS International (Australia) Limited and The Royal Bank of Scotland plc, Australia Branch (in this definition, the **"Lenders"**) dated 8 October 2007 addressed to Lantern, Lantern Pharmacy Purchaser Pty Limited and Lantern Pharmacy Bidco Pty Limited pursuant to which the Lenders have committed, on a certain funds basis, to provide credit facilities of $250 million in aggregate to Lantern Pharmacy Purchaser Pty Limited in connection with funding arrangements relating to the acquisition by Lantern of the Symbion Health Shares under the Scheme, such letter and term sheet (with commercially sensitive material removed) being in the form initialled by Symbion Health on the date of this deed, or a substitute credit-approved, executed and binding commitment letter and term sheet (with commercially sensitive material removed) in a form where the conditions to, availability period for and amount and certainty of, the alternative debt funding is no less favourable to Lantern Pharmacy Purchaser Pty Limited or is otherwise approved by Symbion Health in writing.

"Policy Statements" means all regulatory guidelines, policy statements and practice notes published by ASIC and in force at the date of this deed.

"Purchase Consideration Loan" means the loan agreement between Symbion Health and Lantern initialled by Symbion Health and Lantern for the purposes of identification.

"Recapitalisation Steps" has the meaning given in the Transaction Implementation Deed.

"Recapitalisation Steps Document" has the meaning given in the Transaction Implementation Deed.

"Related Body Corporate" has the meaning given in the Corporations Act and, in the case of Lantern, includes each member of the Lantern Group.

"Relevant Interest" has the meaning given in the Corporations Act.

"Representative" means, in respect of a party, its Related Bodies Corporate and each director, officer, employee, advisor, agent or representative of that party and its Related Bodies Corporate.

"Resolution" means a resolution of the Symbion Health Shareholders for the purposes of section 260A of the Corporations Act under section 260B(1) of the Corporations Act approving the financial assistance by Symbion Health to Lantern under the Recapitalisation Steps.

"Resolution - Lantern" means a resolution of Lantern Pharmacy Holdings Pty Limited for the purposes of section 260A of the Corporations Act under section 260B(3) of the Corporations Act approving the financial assistance by Symbion Health to Lantern under the Recapitalisation Steps.

"Resolution - Symbion Group Company" means any required resolution of the shareholder(s) in the C&P Holding Entity for the purposes of section 260A of the Corporations Act under section 260B(1) of the Corporations Act approving the financial assistance to be given by the C&P Holding Entity granting, with effect from implementation of the scheme, a guarantee and mortgage over the shares that the C&P Holding Entity holds in each of Symbion Pharmacy Services Pty Limited and Symbion CP Holdings Pty Limited.

"Restructure Agreement" has the meaning given to that term in the Transaction Implementation Deed.

"Rumpco Pre-Sale Transaction Steps" has the meaning given in the Co-operation Deed.

"Scheme" means a scheme of arrangement under Part 5.1 of the Corporations Act between Symbion Health and the Scheme Shareholders substantially in the form set out in Annexure A or in such other form as Symbion Health and Lantern agree in writing and subject to any alterations or conditions made or required by the Court pursuant to section 417(b) of the Corporations Act and agreed to by Lantern and Symbion Health.

"Scheme Consideration Aggregate" means an amount of $1.76693 multiplied by the aggregate number of Scheme Shares provided that this amount will be reduced by the aggregate cash amount of:

(a) any dividend declared, determined or paid by Symbion Health, during the period from (and including) the date of this deed until (and including) the Implementation Date other than a Permitted Symbion Health Dividend; and

(b) any payment made pursuant to clause 5.3(e).

"Scheme Consideration" means the consideration to be provided to Scheme Shareholders under the terms of the Scheme, as described in clause 5.

"Scheme Meeting" means the meeting of Symbion Health Shareholders ordered by the Court to be convened in relation to the Scheme pursuant to section 411(1) of the Corporations Act.

"Scheme Record Date" means 7.00 pm on the date which is 5 Business Days after the Effective Date.

"Scheme Share" means each Symbion Health Share on issue as at the Scheme Record Date.

"Scheme Shareholder" means each person registered in the Symbion Health Share Register as the holder of Scheme Shares as at the Scheme Record Date.

"Second Court Date" means the first day of hearing of an application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme or, if the hearing of such application is adjourned for any reason, means the first day of the adjourned hearing.

"Senior Executives" means each employee of Symbion Health whose salary for the year commencing 1 July 2007 is in excess of $175,000 per annum.

"Shared Services Agreement" has the meaning given to that term in the Diagnostics Sale and Purchase Agreement.

"Shareholder Meeting" means the meeting of Symbion Health Shareholders to be convened immediately after the Scheme Meeting to consider the Resolution.

"Shareholder Meeting - Lantern" means the meeting of shareholders in Lantern Pharmacy Holdings Pty Limited to be convened immediately after the Scheme Meeting to consider the Resolution - Lantern.

"Subsidiary" has the meaning given to that term in the Corporations Act.

"Superior Diagnostics Acquirer" means a Third Party (as defined in the Transaction Implementation Deed) which submits a Superior Diagnostics Proposal.

"Superior Diagnostics Proposal" means a Competing Proposal (as defined in the Transaction Implementation Deed) in respect of the Diagnostics Businesses only which in the determination of the Symbion Health Board, acting in good faith and in order to satisfy what the Symbion Health Board considers to be its fiduciary or statutory duties (after having taken advice from its financial and legal advisers), would, if completed substantially in accordance with its terms and taking into account the terms and conditions of the Competing Proposal, result in a transaction more favourable to the Symbion Health Shareholders than the Diagnostics Transaction.

"Superior Proposal" means a Competing Proposal which in the determination of the Symbion Health Board, acting in good faith and in order to satisfy what the Symbion Health Board considers to be its fiduciary or statutory duties (after having taken advice from its financial and legal advisers), would, if completed substantially in accordance with its terms and taking into account the terms and conditions of the Competing Proposal, result in a transaction more favourable to the Symbion Health Shareholders than: (i) the Scheme; or (ii) the Transactions viewed in aggregate.

"Symbion Health Board" means the board of directors of Symbion Health.

"Symbion Health Data Room" means the data room established by Symbion Health to allow Lantern to undertake due diligence in respect of the C&P Businesses, the index for which is attached to the Symbion Health Disclosure Letter.

"Symbion Health Disclosure Letter" means the letter executed by Symbion Health and given to Lantern (and a copy of which has been given to Healthscope) immediately before execution of this deed.

"Symbion Health Dividend Reinvestment Plan" means the dividend reinvestment plan adopted by the Symbion Health Board in May 2007.

"Symbion Health ESTIP" means the Symbion Health Executive Short Term Incentive Plan adopted by the Board of Symbion Health on or about 28 July 2006, as subsequently amended or varied.

"Symbion Health FY07 Dividend" means a fully franked dividend of $0.05 per Symbion Health Share declared by Symbion Health in respect of the financial year ended 30 June 2007.

"Symbion Health Group" means Symbion Health and each of its Subsidiaries.

"Symbion Health Indemnified Parties" means the directors, officers and employees of Symbion Health and each of its Related Bodies Corporate.

"Symbion Health Information" means all information included in the Explanatory Memorandum, other than the Lantern Information, the Independent Expert's Report and the Investigating Accountant's Report.

"Symbion Health Insurance and Indemnity Deeds" means the individual insurance and indemnity deeds entered into by Symbion Health with the directors and officers of Symbion

Health in connection with the Transactions, a list of whose names has been initialled by Lantern and Symbion Health.

"Symbion Health Material Adverse Change" means any event, occurrence or matter which individually or when aggregated with all such events, occurrences or matters:

(a) diminishes, or is reasonably likely to diminish, (whether now or in the future) the consolidated net assets of the C&P Businesses by an amount equal to $33 million or more;

(b) diminishes, or is reasonably likely to diminish, (whether now or in the future) the earnings before interest and tax of the C&P Businesses by an amount equal to $16 million or more (which amount shall be calculated after taking into account any event, occurrence or matter not disclosed prior to the date of this deed which has or could reasonably be expected to have a positive effect on the earnings before interest and tax of the C&P Businesses); or

(c) has the result that the C&P Entities are unable to carry on their business in substantially the same manner as carried on as at the date of this deed, or which otherwise materially and adversely affects the prospects of the C&P Businesses,

other than an event, occurrence or matter:

(d) required to be undertaken or procured by the Symbion Health Group pursuant to the Transaction Documents; or

(e) to the extent fairly disclosed in the Symbion Health Disclosure Letter or the Symbion Health Data Room; or

(f) arising out of:

(i) any proceedings in any Court or before any Government Agency (including the Takeovers Panel); or

(ii) other litigation,

whether commenced, notified or threatened by ASIC or a Symbion Health shareholder (in its capacity as a Symbion Health shareholder, and not otherwise) that is caused by or arising out of the Scheme or the Transactions (and for the avoidance of doubt, it is agreed that any proceedings or litigation caused by or arising out of the transactions contemplated by the Restructure Agreement are not intended to be covered by the exclusion in this paragraph (f)).

"Symbion Health Prescribed Occurrence" means the occurrence of any of the following events (other than as required to be undertaken or procured by the Symbion Health Group pursuant to, and in accordance with, the Transaction Documents (including the capital reduction and the Recapitalisation Steps contemplated under the Transaction Implementation Deed and the Permitted Symbion Health Dividend), or to the extent fairly disclosed in the Symbion Health Disclosure Letter or the Symbion Health Data Room (including in the budgets for Symbion Health for the financial years ending on 30 June 2007 and 30 June 2008) or agreed to in writing by Lantern):

(a) Symbion Health or any C&P Entity converts all or any of its securities into a larger or smaller number of securities;

(b) Symbion Health or any C&P Entity resolves to reduce its capital in any way;

(c) Symbion Health or any C&P Entity:

(i) enters into a buy-back agreement; or

(ii) resolves to approve the terms of a buy-back agreement under section 257C(1) or section 257D(1) of the Corporations Act;

(d) Symbion Health or any C&P Entity issues securities, or grants an option over or to subscribe for its securities, or agrees to make such an issue or grant such an option, other than to a wholly-owned Subsidiary of Symbion Health, or pursuant to clause 5.3;

(e) Symbion Health or any C&P Entity issues, or agrees to issue, convertible notes or any other security convertible into shares, other than to a wholly-owned Subsidiary of Symbion Health, or pursuant to clause 5.3;

(f) Symbion Health or any Subsidiary of Symbion Health agrees to pay, declares or pays a dividend or any other form of distribution of profits or capital, other than:

(i) the declaration and payment by Symbion Health of the Permitted Symbion Health Dividend; or

(ii) the declaration and payment by any Subsidiary of Symbion Health of a dividend where the recipient of that dividend is Symbion Health or a wholly-owned Subsidiary of Symbion Health;

(g) Symbion Health makes any change to its constitution;

(h) Symbion Health or any of its Subsidiaries acquires or agrees to acquire any assets (excluding trading stock), properties or businesses, or incurs, agrees to incur or enters into a commitment or a series of commitments involving capital expenditure by the Symbion Health Group, whether in one transaction or a number of such transactions, where the amounts or value involved in such transaction, transactions, commitments or series of commitments exceeds $50 million in aggregate;

(i) Symbion Health or any of its Subsidiaries disposes of, or agrees to dispose of, any assets (excluding trading stock and receivables sold into the securitisation program), properties or businesses, whether in one transaction or a number of such transactions, where the amount or value involved in such transaction or transactions exceeds $50 million in aggregate;

(j) Symbion Health or any C&P Entity creates, or agrees to create, any mortgage charge, lien or other encumbrance over its business or any part of its property other than in the ordinary course of its business;

(k) Symbion Health or any Subsidiary of Symbion Health incurs any financial indebtedness or issues any indebtedness or debt securities other than in the ordinary course of business or pursuant to advances under its credit facilities in existence as at the date of this deed where the funds drawn pursuant to those advances are used in the ordinary course of business or in connection with a purpose that is contemplated and permitted in paragraph (h) of this definition;

(l) Symbion Health or any C&P Entity makes any loans, advances or capital contributions to, or investments in, any other person, other than to or in Symbion Health or any wholly-owned Subsidiary of Symbion Health in the ordinary course of business, or otherwise in the ordinary course of business;

(m) other than pursuant to clause 5.3, Symbion Health or any Subsidiary of Symbion Health:

(i) pays any bonus to any director or executive of Symbion Health or any Subsidiary of Symbion Health, other than bonuses payable to executives for the year ending 30 June 2007 in accordance with the employment terms of that executive in existence as at 2 May 2007 and in the ordinary and usual course of business on the basis of principles consistent with those applied for the payment of bonuses by Symbion Health or the relevant Subsidiary of Symbion Health for the year ended 30 June 2006 (provided that, for the avoidance of doubt, the payment of any bonus in accordance with such employment terms requires that the applicable performance targets or benchmarks relating to the payment of the bonus are satisfied and that any other applicable conditions are fulfilled);

(ii) increases the remuneration or compensation of any executive director or executive of Symbion Health or any Subsidiary of Symbion Health other than in accordance with Symbion Health's normal salary review procedure; or

(iii) grants to any director or executive of Symbion Health or any Subsidiary of Symbion Health any increase in severance or termination pay or superannuation entitlements;

(n) Symbion Health or any of the material C&P Entities resolves that it be wound up or an application or order is made for the winding up or dissolution of Symbion Health or any of its material C&P Entities other than where the application or order (as the case may be) is set aside within 14 days;

(o) a liquidator or provisional liquidator of Symbion Health or any of its material C&P Entities is appointed;

(p) a court makes an order for the winding up of Symbion Health or any of its material C&P Entities;

(q) an administrator of Symbion Health or of any of its material C&P Entities is appointed under sections 436A, 436B or 436C of the Corporations Act;

(r) Symbion Health or any of its material C&P Entities ceases, or threatens to cease, to carry on business;

(s) Symbion Health or any of its material C&P Entities executes a deed of company arrangement;

(t) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of Symbion Health or any of its material C&P Entities;

(u) Symbion Health or any of its material C&P Entities is deregistered as a company or otherwise dissolved;

(v) Symbion Health or any of its material C&P Entities is or becomes unable to pay its debts when they fall due; or

(w) the trustee of any trust in which Symbion Health or any C&P Entity has an interest of more than 50% and which would, if it were a company, be a material Subsidiary of Symbion Health undertaking an action in respect of that trust if the corresponding action, in the case of Symbion Health and its material C&P Entities, would *(mutatis mutandis)* constitute a Symbion Health Prescribed Occurrence,

save that where any exception to paragraphs (d), (e) or (f) of this definition involves a dealing or transaction between Symbion Health and a wholly-owned Subsidiary of Symbion Health or between two or more wholly-owned Subsidiaries of Symbion Health, that exception will only apply if and to the extent that the dealing is between two or more entities each of which is a Diagnostics Entity or two or more entities each of which is a C&P Entity, but not between, on the one hand, an entity which is a Diagnostics Entity and, on the other hand, an entity which is a C&P Entity (provided that this does not prevent the declaration or payment by any Subsidiary of Symbion Health of a dividend to Symbion Health or a wholly-owned Subsidiary of Symbion Health in conjunction with the Recapitalisation Steps or for the purpose of enabling Symbion Health to pay the Permitted Symbion Health Dividend).

"Symbion Health PRP" means the Symbion Health Performance Rights Plan adopted by the Board of Symbion Health on or about 28 July 2006, as subsequently amended or varied.

"Symbion Health Resolutions" has the meaning given to that term in the Transaction Implementation Agreement.

"Symbion Health Share Register" means the register of members of Symbion Health maintained by or on behalf of Symbion Health in accordance with section 168(1) of the Corporations Act.

"Symbion Health Share Sale Deed" has the meaning given to "Rumpco Sale Agreement" in the Co-operation Deed.

"Symbion Health Shareholder" means a person who is registered in the Symbion Health Share Register as a holder of Symbion Health Shares.

"Symbion Health Shares" means fully paid ordinary shares in the capital of Symbion Health.

"Symbion Health Warranties" means the representations and warranties made by Symbion Health in clause 11.3.

"Third Party Costs" means any advisory costs (including costs of advisors) or out of pocket expenses incurred by Lantern, or a Related Body Corporate of Lantern, Archer Capital or Ironbridge Capital to a Third Party and paid by Lantern, Archer Capital or Ironbridge Capital to that Third Party in connection with the Transactions but only to the extent relating to the Transactions and not the Original Scheme.

"Third Party" means any of the following:

(a) a person other than Lantern or any of its Related Bodies Corporate; or

(b) a consortium, partnership, limited partnership, syndicate or other group in which neither Lantern, Ironbridge Capital, Archer Capital, nor any of their Related Bodies Corporate has agreed in writing to be a participant.

"TID Completion" means completion of the Transaction Implementation Deed in accordance with its terms.

"Timetable" means the indicative timetable in relation to the Scheme set out in Schedule 1, or such other indicative timetable as may be agreed in writing by Symbion Health and Lantern.

"Transaction Completion Payment" means a cash payment to be paid to any Senior Executive at the discretion of Symbion Health.

"Transaction Documents" means:

(a) this deed;

(b) the Scheme;

(c) the Lantern Deed Poll;

(d) the Transaction Implementation Deed;

(e) the Diagnostics Sale and Purchase Agreement;

(f) the Shared Services Agreement;

(g) the Recapitalisation Steps Document; and

(h) the Restructure Agreement.

"Transaction Implementation Deed" means the transaction implementation deed between Symbion Health and Healthscope dated on or about the date of this deed.

"Transactions" means the proposed transactions pursuant to which:

(a) Symbion Health will sell the Diagnostics Businesses to Healthscope in accordance with the terms of the Transaction Implementation Deed and the Diagnostics Sale and Purchase Agreement;

(b) Symbion Health will distribute to the Symbion Health Shareholders the Healthscope Shares it receives pursuant to the Transaction Implementation Deed and the Diagnostics Sale and Purchase Agreement by way of a reduction of capital and dividend;

(c) Symbion Health will propose the Scheme to the Scheme Shareholders in accordance with the terms of this deed; and

(d) if the Scheme becomes Effective, Lantern will acquire all of the Scheme Shares for the Scheme Consideration.

1.2 Interpretation

In this deed headings and words in bold are for convenience only and do not affect the interpretation of this deed and, unless the contrary intention appears:

(a) a word importing the singular includes the plural and vice versa, and a word indicating a gender includes every other gender;

(b) the word **"including"** or any other form of that word is not a word of limitation;

(c) if a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(d) a reference to a **"person"** includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture (whether incorporated or unincorporated), a partnership, a trust, other bodies corporate and bodies politic, substitutes (including, without limitation, persons taking by novation) and assigns;

(e) a reference to a party includes that party's executors, administrators, successors and permitted assigns, including persons taking by way of novation and, in the case of a trustee, includes any substituted or additional trustee;

(f) a reference to a document (including this deed) is to that document as varied, novated, ratified or replaced from time to time;

(g) a reference to a party, paragraph, clause, schedule, exhibit, attachment or annexure is a reference to a party, clause, schedule, exhibit, attachment or annexure to or of this deed, and a reference to this deed includes all schedules, exhibits, attachments and annexures to it;

(h) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(i) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(j) a reference to a time is to that time in Melbourne, Australia;

(k) a reference to a statute includes any regulations or other instruments made under it and a reference to a statute or any regulation or other instrument made under it or a provision of any such statute, regulation or instrument includes consolidations, amendments, re-enactments and replacements;

(l) a reference to a matter of which Symbion Health is **"aware"**, means a matter of which any of the following individuals have actual knowledge or awareness:

   (i) Robert Cooke;

   (ii) John Hickey;

   (iii) Mark Hooper;

   (iv) Timothy Paine; and

   (v) the direct reports of the above individuals;

(m) a reference to a matter of which Lantern is **"aware"**, means a matter of which any of the following individuals have actual knowledge or awareness:

   (i) Greg Minton;

   (ii) Neil Brockhuizen;

   (iii) Ben Frewin; and

   (iv) John Russell.

(n) a reference to a **"liability"** incurred by any person includes any liability of that person arising from or in connection with any obligation (including indemnities and all other obligations owed as principal or guarantor) whether liquidated or not, whether present, prospective or contingent and whether owed, incurred or imposed by or to or on account of or for the account of that person alone, severally or jointly or jointly and severally with any other person;

(o) a reference to a **"loss"** incurred by any person includes any loss, liability, damage, cost, charge, expense which the person pays, incurs or is liable for and any other diminution of value of any description which the person suffers, including all liabilities on account of taxes or duties, all interest, penalties, fines and other amounts payable to third parties and all reasonable legal expenses and other expenses in connection with investigating or defending any claim, action, demand or proceeding, whether or not resulting in any liability, and all amounts paid in settlement of any such claims;

(p) a reference to "**$**", "**A$**" or "**dollar**" is to Australian currency; and

(q) this deed must not be construed adversely to a party just because that party prepared it or caused it to be prepared.

1.3 Best and reasonable endeavours

Any provision of this deed which requires a party to use best endeavours, or reasonable endeavours, or to take all steps reasonably necessary, to procure that something is performed or occurs does not include any obligation:

(a) to pay any significant sum of money or to provide any significant financial compensation, valuable consideration or any other incentive to or for the benefit of any person, except for payment of any applicable fee for the lodgement or filing of any relevant application with any Government Authority or fees to any professional advisers; or

(b) to commence any legal action or proceeding against any person, to procure that that thing is done or happens,

except where that provision expressly specifies otherwise.

1.4 Business Day

Except where otherwise expressly provided, where under this deed the day on which any act, matter or thing is to be done is a day other than a Business Day, such act matter or thing shall be done on the immediately preceding Business Day.

2. Reversion to Original Scheme

(a) If, on or before 12:00 noon (Melbourne time) on the date which is 5 days after the date on which the Symbion Health Shareholder Materials are first lodged with the ASX (the date of such lodgement being the "**Release Date**"), Primary Health Care Limited agrees with Symbion Health (on terms and conditions acceptable to Symbion Health, Healthscope and Lantern) to irrevocably and unconditionally support a proposal on terms and conditions which are in substance equivalent to those in the Original Scheme Implementation Deed then, subject to Symbion Health and Healthscope entering into a scheme implementation deed in accordance with clause 2(b), Lantern must use its best endeavours to, on or before the date which is 10 days after the Release Date:

(i) ensure that the parties to the "IAC Deed Poll", the "Procurement Deed", the "Business Sale Agreements" and the "Bidding Deed" (as those documents are defined in the Original Scheme Implementation Deed), negotiate and enter into the same such documents on the same such terms and conditions with only such amendments as are necessary to accommodate for technical changes, changes required by law, changes arising merely out of the passage of time and changes necessary to terminate (on a basis agreed by the parties) the Transaction Documents; and

(ii) negotiate and enter into debt commitment letters and equity commitment letters which provide funding in connection with the obligations under the "IAC Deed Poll" (as defined in the Original Scheme Implementation Deed) and which are, in relation to quantum, conditionality and certainty of funding, equivalent to the Debt Commitment Letters and the Equity Commitment Letters.

(b) Lantern acknowledges that Healthscope and Symbion Health may negotiate and enter into a scheme implementation deed on the same terms and conditions (including as to the consideration to be paid to Symbion Health Shareholders) as the Original Scheme Implementation Deed with only such amendments as are necessary to accommodate for technical changes, changes required by law, changes arising merely out of the passage of time and changes necessary to terminate (on a basis agreed by Healthscope and Symbion Health) the Transaction Documents, including the following amendments to the terms of the Original Scheme Implementation Deed:

(i) the removal (without any substitution, replacement or the introduction of any similar terms) of:

A. the condition in clause 3.1(r) (Debt Commitment Letters); and

B. the "Superior C&P Proposal" concept in clause 5.4;

(ii) amendments in relation to dividend arrangements (it being acknowledged that the "Permitted Healthscope Dividend" and the "Permitted Symbion Dividend" referred to in the Original Scheme Implementation Deed have been declared prior to the date of this deed) including that Symbion Health Shareholders will be entitled to participate in either of any dividend (which may be fully franked) declared by Healthscope or Symbion Health in respect of the 6 months ending 31 December 2007;

(iii) amendments necessary so that the new scheme implementation deed refers correctly to the new debt and equity financing arrangements that would be necessary to finance the new proposal; and

(iv) the amendment of the "End Date" referred to in the Original Scheme Implementation Deed to 28 February 2008,

and Lantern will use its best endeavours to enable Healthscope and Symbion to enter into such a deed.

3. Agreement to proceed with Scheme

3.1 Symbion Health to propose Scheme

Symbion Health agrees to propose and implement the Scheme on and subject to the terms and conditions of this deed.

3.2 Lantern to assist

Lantern agrees to comply with its obligations under this deed, the Scheme and the Lantern Deed Poll, and will assist Symbion Health in proposing and implementing the Scheme, in accordance with this deed.

4. Conditions precedent

4.1 Conditions

The obligations of Symbion Health under clause 6.1(l) and of Lantern under clause 6.2(j) do not become binding on the parties and the Scheme must not become Effective until each of the following conditions has been fulfilled or waived in accordance with clause 4.4:

(a) **(Symbion Health Shareholder approval)** Symbion Health Shareholders approve the Scheme by the majorities required under section 411(4)(a)(ii) of the Corporations Act;

(b) **(No Symbion Health Prescribed Occurrence)** no Symbion Health Prescribed Occurrence occurs or becomes known to Lantern after the date of this deed and before 8.00 am on the Second Court Date;

(c) **(Symbion Health Warranties)** the Symbion Health Warranties that are qualified as to materiality are true and correct, and the Symbion Health Warranties that are not so qualified are true and correct in all material respects, in each case as at the date of this deed and as at 8.00 am on the Second Court Date as though made on and as of that time;

(d) **(Symbion Health Restructuring)** the execution of the Restructure Agreement by all of the parties thereto on or before 5.00pm on the Business Day immediately after the Scheme Meeting;

(e) **(Completion of Recapitalisation Steps)** all of the Recapitalisation Steps referred to in paragraphs 5(d), 5(e) and 5(f) of the Recapitalisation Steps Document being completed in accordance with the Recapitalisation Steps Document before 11:59 pm on the day before the Second Court Date;

(f) **(No Lantern Prescribed Occurrence)** no Lantern Prescribed Occurrence occurs or becomes known to Symbion Health after the date of this deed and before 8.00 am on the Second Court Date;

(g) **(Lantern Warranties)** the Lantern Warranties that are qualified as to materiality are true and correct, and the Lantern Warranties that are not so qualified are true and correct in all material respects, in each case as at the date of this deed and as at 8.00 am on the Second Court Date as though made on and as of that time;

(h) **(Lantern funding arrangements)** the IAC Purchasers have entered into binding IAC Facility Agreements which reflect the terms of the Debt Commitment Letters which relate to the conditions to, and certainty of, the debt funding of the IAC Purchasers (including conditions precedent to drawdown of funds, the commitment period, termination rights and other related matters) in all material respects, the IAC Facility Agreements and the Equity Commitment Letters remain in force as at 8.00 am on the Second Court Date and all of the conditions precedent to the drawdown of funds under the IAC Facility Agreements and the Equity Commitment Letters have been satisfied or waived prior to 8.00 am on the Second Court Date, other than any conditions relating to the Court approval of the Scheme or the Scheme becoming Effective;

(i) **(No restraint)** no judgment, order, decree, statute, law, ordinance, rule or regulation, or other temporary restraining order, preliminary or permanent injunction, restraint or prohibition, entered, enacted, promulgated, enforced or issued by any court or other Government Authority of competent jurisdiction, remains in effect as at 8:00 am on the Second Court Date which prohibits, materially restricts, makes illegal or enjoins the completion of the Transactions or any Transaction Document;

(j) **(ASX and ASIC approvals)** ASX and ASIC issue or provide such consents or approvals, or do other acts as are necessary to implement the Transactions before 8:00 am on the Second Court Date;

(k) **(Independent Expert's Report)** the Independent Expert provides the Independent Expert Report to the Symbion Health Board stating that in its opinion the Scheme is in the best interests of Symbion Health Shareholders, and the Independent Expert does not change its conclusion or withdraw its report by notice in writing to Symbion Health prior to 8:00 am on the Second Court Date;

(l) **(Court approval of Scheme)** the Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act;

(m) **(FIRB)** to the extent that it is required, either:

(i) the Treasurer of the Commonwealth of Australia (the **"Treasurer"**) or a delegate of the Treasurer has provided written advice or confirmation which is unconditional or subject only to conditions reasonably acceptable to Lantern that there is no objection under the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth) or foreign investment policy of Australia to the proposed acquisition of Symbion Health by Lantern pursuant to the Scheme; or

(ii) the Treasurer has ceased to be empowered to make any order under the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth) in relation to the proposed acquisition of Symbion Health by Lantern pursuant to the Scheme,

prior to 8:00 am on the Second Court Date;

(n) **(TID)** prior to 8:00am on the Second Court Date:

(i) the Transaction Implementation Deed and the Diagnostics Sale and Purchase Agreement each completes in accordance with its terms (including the distribution of the Consideration Shares by Symbion Health to Symbion Health Shareholders under the Transaction Implementation Deed); or

(ii) similar documents entered into between Symbion Health and a Superior Diagnostics Acquirer in accordance with clause 9.5 complete in accordance with their terms.

(o) **(Financial assistance)**

prior to 8:00am on the Second Court Date:

(i) the C&P Holding Entity approves the Resolution - Symbion Group Company by the majority required by law;

(ii) Symbion Health Shareholders approve the Resolution by the majority required by law; and

(iii) shareholders in Lantern Pharmacy Holdings Pty Limited approve the Resolution - Lantern by the majority required by law;

(p) **(No Symbion Health Material Adverse Change)** no Symbion Health Material Adverse Change occurs after 28 May 2007 and before 8:00am on the Second Court Date.

4.2 General obligations in relation to Conditions

Without prejudice to any other obligations of the parties under this deed:

(a) Symbion Health and Lantern must, to the extent that it is within their respective control, use their best endeavours to ensure that the Conditions set out in clauses 4.1(a) (Symbion Health Shareholder approval), 4.1(i) (No restraint), 4.1(j) (ASX and ASIC approvals), 4.1(k) (Independent Expert's Report), 4.1(l) (Court approval of Scheme), 4.1(n) (TID), and 4.1(o) (Financial assistance) are satisfied at the times set out in those clauses;

(b) Symbion Health must:

(i) use its best endeavours to ensure that the Conditions set out in clauses 4.1(b) (No Symbion Health Prescribed Occurrence) and 4.1(p) (No Symbion Health Material Adverse Change) continue to be satisfied at all times until 8.00 am on the Second Court Date, and that the Condition set out in clause 4.1(c) (Symbion Health Warranties) is satisfied as at the times set out in that clause;

(ii) use its best endeavours to ensure that the Conditions set out in clause 4.1(d) (Symbion Health Restructuring) and clause 4.1(e) (Completion of Recapitalisation Steps) are satisfied; and

(iii) exercise all rights available to it under the Transaction Implementation Deed to facilitate the satisfaction of the Condition in clause 4.1(n) (TID);

(c) Lantern must use its best endeavours to ensure that the Condition set out in clause 4.1(d) (No Lantern Prescribed Occurrence) continues to be satisfied at all times until 8:00 am on the Second Court Date, and that the Conditions set out in clauses 4.1(g) (Lantern Warranties), 4.1(h) (Lantern Funding Arrangements) and 4.1(m) (FIRB) are satisfied at the times set out in those clauses;

(d) neither party shall take any action that will or is likely to hinder or prevent the satisfaction of any Condition except to the extent that such action is required to be done or procured pursuant to, or is otherwise permitted by, the Transaction Documents, or is required by law;

(e) Lantern will provide to Symbion Health the form of all documentation, and any other information reasonably required by Symbion Health, in order for the C&P Holding Entity to comply with section 260B of the Corporations Act in respect of the matters described in the defined term "Resolution - Symbion Group Company" (**"Lantern Resolution Information"**); and

(f) Lantern indemnifies the directors of each member of the Symbion Health Group in relation to:

(i) any liability incurred by any of them arising in connection with the matters described in clause 4.2(e); and

(ii) any liability incurred by any of them arising as a consequence of the directors taking any action or omitting to take action consistent with or contemplated in the Lantern Resolution Information or otherwise, where acting or omitting to act in a manner contemplated in the Lantern Resolution Information would have resulted in a breach of law, taking any action or omitting to take action in compliance with law, which is approved by Lantern.

4.3 Notice in relation to satisfaction of Conditions

Each party must:

(a) keep the other promptly and reasonably informed of the steps it has taken and of its progress towards satisfaction of the Conditions; and

(b) in relation to any Condition notify the other party in writing upon becoming aware of:

(i) the satisfaction of that Condition, in which case the notifying party must also provide reasonable evidence the Condition has been satisfied; and

(ii) any fact or circumstance which results in that Condition becoming incapable of satisfaction or may result in that Condition not being satisfied in accordance with its terms.

4.4 Benefit and waiver of Conditions

(a) The Conditions in clauses 4.1(b) (No Symbion Health Prescribed Occurrence), 4.1(c) (Symbion Health Warranties), 4.1(d) (Symbion Health Restructuring), and 4.1(p) (No Symbion Health Material Adverse Change) are for the benefit of Lantern and may only be waived by Lantern by notice in writing to Symbion Health.

(b) The Conditions in clauses 4.1(d) (No Lantern Prescribed Occurrence), 4.1(g) (Lantern Warranties) and 4.1(k) (Independent Expert's Report) are for the benefit of Symbion Health and may only be waived by Symbion Health by notice in writing to Lantern.

(c) The Conditions in clauses 4.1(e) (Completion of Recapitalisation Steps), 4.1(h) (Lantern Funding Arrangements), 4.1(i) (No restraint), 4.1(j) (ASX and ASIC approvals), 4.1(n) (TID) and 4.1(o) (Financial assistance) are for the benefit of both parties and may only be waived by notice in writing from both parties.

(d) The Conditions in clauses 4.1(a) (Symbion Health Shareholder approval), 4.1(l) (Court approval of Scheme) and 4.1(m) (FIRB) are for the benefit of both parties but may not be waived.

(e) A party entitled to waive a Condition under this clause 4.4 may do so in its absolute discretion.

(f) If a waiver by a party of a Condition is itself expressed to be conditional and the other party does not accept the conditions thereto, the relevant Condition has not been waived.

(g) If a party waives the breach or non-fulfilment of any of the Conditions in clause 4.1, that waiver does not prevent it from suing the other party for any breach of this deed that resulted in the breach or non-fulfilment of the Condition.

(h) Waiver of a breach or non-fulfilment in respect of one Condition does not constitute:

(i) a waiver of breach or non-fulfilment of any other Condition resulting from the same event; or

(ii) a waiver of breach or non-fulfilment of that Condition resulting from any other event.

4.5 Failure of Conditions

(a) If any Condition that is stated in clause 4.4 to be for the benefit of a party (in this clause 4.5, the **"first party"**) (whether or not the Condition is also stated to be for the benefit of the other party):

(i) becomes incapable of satisfaction; or

(ii) has not been satisfied, or waived in accordance with clause 4.4, before the End Date,

the first party may serve notice on the other party requiring it to consult in good faith with a view to determining whether the Transactions could be structured by alternative means or to extending the date for satisfaction of the relevant Condition, or adjourning or changing the date of the application to the Court for an order pursuant to section 411(4)(b) of the Corporations Act.

(b) If the parties are unable to reach agreement under clause 4.5(a) within 5 Business Days after the delivery of the notice under that clause, the first party may terminate this deed by notice in writing to the other party, provided that the first party shall not be permitted to terminate this deed in respect of the relevant Condition becoming incapable of satisfaction, or not being satisfied before the End Date, if a failure by such party to comply with its obligations under this deed directly and materially contributed to the relevant Condition becoming incapable of satisfaction, or not being satisfied before the End Date.

4.6 Adjournment of Scheme Meeting

(a) Despite any provision to the contrary in the deed, if, on or following 5:00 pm on the day which is 5 Business Days before the date on which the Scheme Meeting has been scheduled to be held:

(i) any of the Conditions in clauses 4.1(d) (Symbion Health Restructuring) 4.1(e) (Completion of Recapitalisation Steps), 4.1(h) (Lantern Funding Arrangements), 4.1(i) (No restraint), 4.1(j) (ASX and ASIC approvals), 4.1(k) (Independent Expert's Report), 4.1(m) (FIRB), 4.1(o) (Financial assistance) or 4.1(n) (TID) have not been satisfied or, where possible, waived in accordance with clause 4.4; or

(ii) a Competing Proposal has been communicated to Symbion Health,

Symbion Health may, acting reasonably, take one or more of the steps set out in clause 4.6(b).

(b) If any of the events referred to in clause 4.6(a) occurs, Symbion Health may:

(i) apply to the Court for an order adjourning, postponing, or otherwise delaying the holding of the Scheme Meeting;

(ii) hold the Scheme Meeting in accordance with the order of the Court pursuant to section 411(1) of the Corporations Act and, following the opening of the meeting, adjourn such meeting before a vote of the Symbion Health Shareholders is taken on the Scheme; or

(iii) seek an adjournment of the hearing of the application to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme,

and Lantern must agree to the taking of the steps referred to in this clause 4 6 and provide all assistance reasonably required by Symbion Health in connection with such steps, provided that in no event will any party be permitted or required to make or seek such an adjournment or postponement of the Scheme Meeting pursuant to this clause 4.6(b) to a date, if the adjournment or postponement to that date would have the effect that the Scheme could not become Effective by the End Date.

(c) Despite any other provision in this deed any date on which an adjournment of the hearing of the application to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme is sought or obtained is not the Second Court Date.

(d) This clause 4.6 is without prejudice to the rights of Symbion Health and the Symbion Health Board pursuant to clauses 8 and 12.2, and its adjournment and postponement rights under applicable law.

5. Key terms of the Scheme

5.1 General

(a) The parties agree that:

(i) Symbion Health will propose the Scheme in the form set out in Annexure A or in such other form as the parties agree in writing (such agreement not to be unreasonably withheld and not to cause Symbion Health to be in breach of the warranty in paragraph 2(a)(v) of Schedule 1 of the Transaction Implementation Deed); and

(ii) the Scheme, if approved by the Court, will be subject to any alterations or conditions which are made or required by the Court under section 411(6) of the Corporations Act and approved in writing by each party.

(b) Subject to the Scheme becoming Effective, the general effect of the Scheme will be as follows:

(i) all of the Scheme Shares will be transferred to Lantern in accordance with the terms of the Scheme; and

(ii) in consideration for the transfer to Lantern of all Scheme Shares held by Scheme Shareholders, Scheme Shareholders will be entitled to receive the Scheme Consideration in accordance with clause 5.2(c) and the terms of the Scheme.

5.2 Scheme Consideration

(a) Subject to the Scheme becoming Effective, Lantern agrees in favour of Symbion Health that, in consideration of the transfer to Lantern of each Scheme Share under the Scheme, Lantern will provide to each Scheme Shareholder the Scheme Consideration for each Scheme Share held by them, in accordance with the terms of the Scheme.

(b) The total Scheme Consideration payable by Lantern under the terms of the Scheme will be the Scheme Consideration Aggregate (subject to the effect of clauses 5.2 and 5.3 of the Scheme).

(c) Subject to clauses 5.2 and 5.3 of the Scheme, each Scheme Shareholder will be entitled to receive as Scheme Consideration, a cash amount equal to the Scheme Consideration Aggregate divided by the aggregate number of Scheme Shares on issue at the Scheme Record Date for each Scheme Share held by that Scheme Shareholder at the Scheme Record Date.

5.3 Treatment of Symbion Health bonus payments, incentive plans and termination payments

(a) Lantern acknowledges and agrees that the Symbion Health Board:

(i) has determined that the performance conditions in the Symbion Health PRP will have been satisfied in respect of all participants upon satisfaction of the conditions set out in clauses 4.1(a) (**Symbion Health Resolutions**) and 4.1(p) (**Symbion Health Diagnostics Independent Expert's Report**) of the Transaction Implementation Deed and has resolved to make any award which arises from such a determination, including the amount of Symbion Health Shares, in accordance with the terms of the Symbion Health PRP;

(ii) may determine whether the performance conditions of the Symbion Health ESTIP have been satisfied by reference to the performance of Symbion Health for the period commencing 1 July 2007 to the Implementation Date and if performance conditions have been satisfied, award any participant in the Symbion Health ESTIP a cash payment, pro-rata for the portion of the year commencing 1 July 2007 that has been completed, pursuant to the terms of the Symbion Health ESTIP;

(iii) may, if the employment of a participant in the Symbion Health ESTIP is terminated between the date of this deed and the Implementation Date, determine that such participant is entitled to an award as a result of the termination of their employment and award the participant in the Symbion Health ESTIP a pro rata cash payment pursuant to the terms of the Symbion Health ESTIP;

(iv) may award to any Senior Executive for payment on the Implementation Date a Transaction Completion Payment, provided that:

A. any Senior Executive who receives a Transaction Completion Payment is still employed by Symbion Health as at the Implementation Date; and

B. the aggregate of all Transaction Completion Payments paid to Senior Executives does not, without the consent of Lantern, exceed $1.06 million,

and may do all things necessary to make the determinations, awards, payments and amendments referred to above.

(b) Lantern and Symbion Health agree that, at the request of Lantern, Symbion Health will on TID Completion:

(i) terminate the employment of Robert Cooke, and make payments or awards to Robert Cooke in relation to the termination of his employment with Symbion Health equal to three times his total fixed remuneration (being his base salary and employer superannuation contribution) for the year ended 30 June 2007, such termination to take effect on the first to occur of the Implementation Date and the End Date; and

(ii) terminate the employment of John Hickey, and make payments or awards to John Hickey in relation to the termination of his employment with Symbion Health equal to three times his total fixed remuneration (being his base salary and employer superannuation contribution) for the year ending 30 June 2007, such termination to take effect on the first to occur of the Implementation Date and the End Date.

(c) Notwithstanding any other provision of this deed, any shares awarded under or in accordance with clause 5.3(a)(i):

(i) are to be issued by Symbion Health, and must be issued on or prior to the Scheme Record Date; and

(ii) will carry an entitlement to participate in the Scheme corresponding with other Symbion Health Shares on issue,

provided that Symbion Health must not issue more than 2,674,765 Symbion Health Shares.

(d) If the record date for any Permitted Symbion Health Dividend occurs prior to the date on which any shares awarded under or in accordance with clause 5.3(a)(i) are issued by Symbion Health, the Symbion Health Board may, to the extent it is reasonably practicable (taking into account any relevant legal or taxation implications):

(i) in declaring the Permitted Symbion Health Dividend, declare that such dividend will be payable in respect of both the issued Symbion Health Shares, and of any shares to be issued by Symbion Health under or in accordance with clause 5.3(a)(i) when any such shares are issued; and

(ii) in resolving to issue any Symbion Health Shares under or in accordance with clause 5.3(a)(i), resolve that those shares shall be issued with the right to participate in the Permitted Symbion Health Dividend as if they had been issued prior to the record date for such dividend.

(e) If it is not reasonably practicable for the declaration and resolution referred to in clause 5.3(d) above to be made, then:

(i) the Symbion Health Board may resolve that the persons to whom shares are to be awarded under or in accordance with clause 5.3(a)(i) be paid an amount equivalent to the value of any Permitted Symbion Health Dividend which would have been payable in respect of those shares, had those shares participated in the Permitted Symbion Health Dividend; and

(ii) if the Symbion Health Board resolves to make any payment pursuant to clause 5.3(e)(i) above, the aggregate amount of that payment must be paid, and notified to Lantern in writing, prior to the Scheme Record Date.

5.4 Payment of dividends

Symbion Health may declare and pay the Permitted Symbion Health Dividend to the Symbion Health Shareholders, provided that the record date for that dividend occurs on or before the Scheme Record Date.

6. Implementation of Scheme

6.1 Symbion Health's obligations in relation to the Scheme

Symbion Health must take all steps reasonably necessary to implement the Scheme as soon as is reasonably practicable after the date of this deed and so as to complete the Scheme substantially in accordance with the Timetable, and in particular Symbion Health must:

(a) **(Explanatory Memorandum)** as soon as practicable after the date of this deed, prepare the Explanatory Memorandum (excluding the Lantern Information) in accordance with the requirements of the Corporations Act and the Policy Statements;

(b) **(Form of Explanatory Memorandum)** make available to Lantern drafts of the Explanatory Memorandum a reasonable time before the draft Explanatory Memorandum is provided to ASIC in accordance with clause 6.1(d), and consider in good faith when preparing a revised draft of the Explanatory Memorandum any comments from Lantern and its Representatives on the contents of the draft previously provided to Lantern, provided that such comments are received a reasonable time before the draft Explanatory Memorandum is provided to ASIC in accordance with clause 6.1(d);

(c) **(Independent Expert)** promptly appoint the Independent Expert (if the Independent Expert has not been appointed prior to the date of this deed) and provide all assistance and information reasonably requested by the Independent Expert in connection with the preparation of the Independent Expert's report for inclusion in the Explanatory Memorandum;

(d) **(Liaise with ASIC)** as soon as reasonably practicable after the date of this deed but no later than 14 days before the First Court Date, provide an advanced draft of the Explanatory Memorandum to ASIC for its review and approval for the purposes of section 411(2) of the Corporations Act, and to Lantern, and (to the extent reasonably practicable):

(i) keep Lantern reasonably informed of any material matters raised by ASIC in relation to the Explanatory Memorandum (and of any resolution of those matters), and use all reasonable endeavours to resolve any such matters; and

(ii) to the extent that Symbion Health is itself unable to resolve any matters raised by ASIC in relation to the Explanatory Memorandum or a matter raised by ASIC in relation to the Explanatory Memorandum concerns the Lantern Information, allow Lantern to participate in Symbion Health's meetings and discussions with ASIC;

(e) **(Section 411(17)(b) statement)** apply to ASIC for the production of statements in writing pursuant to section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme;

(f) **(Court documents)** prepare all documents necessary for the Court proceedings relating to the Scheme (including originating process, affidavits, submissions and draft minutes of Court orders) in accordance with all applicable laws and, to the extent it is reasonably practicable to do so, provide Lantern with drafts of those documents for review and consider in good faith, for the purpose of amending those drafts, comments from Lantern and its Representatives on those drafts;

(g) **(First Court Hearing)** lodge all documents with the Court and take all other reasonable steps to ensure that an application is heard by the Court for an order under section 411(1) of the Corporations Act directing Symbion Health to convene the Scheme Meeting;

(h) **(Registration of Explanatory Memorandum)** request ASIC to register the explanatory statement included in the Explanatory Memorandum in relation to the Scheme in accordance with section 412(6) of the Corporations Act;

(i) **(Convening Scheme Meeting)** take all reasonable steps necessary to comply with the orders of the Court including, as required, despatching the Explanatory Memorandum to the Symbion Health Shareholders and convening and holding the Scheme Meeting;

(j) **(Update Explanatory Memorandum)** if it becomes aware of information after the date of despatch of the Explanatory Memorandum, which is required to be disclosed to Symbion Health Shareholders under any applicable law, as expeditiously as practicable:

(i) inform Symbion Health Shareholders of the information in an appropriate and timely manner, and in accordance with applicable law; and

(ii) to the extent it is reasonably practicable to do so, provide Lantern with drafts of any documents that it proposes to issue to Symbion Health Shareholders under this clause 6.1(j) and consider in good faith (for the purposes of amending those drafts) any comments received in a timely manner from Lantern and its Representatives on those drafts;

(k) **(Court approval)** if the resolution submitted to the Scheme Meeting in relation to the Scheme is passed by the majorities required under section 411(4)(a)(ii) of the Corporations Act, apply to the Court for orders approving the Scheme;

(l) **(Implementation of Scheme)** if the Scheme is approved by the Court:

(i) promptly lodge with ASIC an office copy of the orders approving the Scheme in accordance with section 411(10) of the Corporations Act;

(ii) close the Symbion Health Share Register as at the Scheme Record Date and determine entitlements to the Scheme Consideration in accordance with the Scheme;

(iii) promptly execute proper instruments of transfer of, and register all transfers of Scheme Shares to Lantern in accordance with the Scheme; and

(iv) promptly do all other things contemplated by or necessary to give effect to the Scheme and the orders of the Court approving the Scheme;

(m) **(Representation)** allow, and not oppose, any application by Lantern for leave of the Court to be represented, or the separate representation of Lantern by counsel, at the Court hearings held for the purposes of sections 411(1) and 411(4)(b) in relation to the Scheme, provided that in making any application for representation or in appearing before the Court, Lantern acts in accordance with the Transaction Documents and does not oppose any application by Symbion Health in exercise of its rights under the Transaction Documents;

(n) **(Dividend Reinvestment Plan)** not, without the prior consent of Lantern, reinstate the operation of the Symbion Health Dividend Reinvestment Plan or introduce any substitute plan;

(o) **(Keep Lantern informed)** from the First Court Date until the Implementation Date, promptly inform Lantern if it becomes aware that the Explanatory Memorandum contains a statement which is, or has become misleading or deceptive in a material respect or contains a material omission;

(p) **(Convening of Shareholder Meeting)** take all necessary steps to convene the Shareholder Meeting in compliance with the Corporations Act, including:

(i) the preparation and filing with ASIC of all notices and other material required to be prepared and filed in relation to the Shareholder Meeting or the Resolution; and

(ii) complying with any reasonable request of ASIC in relation to the material referred to in paragraph 6.1(p)(i);

(q) **(Lodge notice with ASIC)** if the Resolution submitted to the Shareholder Meeting is passed by the majority required by section 260B(1)(a) of the Corporations Act, lodge notices with ASIC in accordance with sections 260B(6) and (7) of the Corporations Act on the day of the Shareholder Meeting; and

provided that Symbion Health shall not be obliged under clauses 6.1(b), 6.1(d), 6.1(f) or 6.1(j) to provide draft documents to Lantern for review, consider Lantern's comments on such draft documents or allow Lantern to participate in Symbion Health's discussions with ASIC to the extent that the relevant draft documents relate to a Competing Proposal.

6.2 Lantern's obligations in relation to the Scheme

Lantern must take all steps reasonably necessary to assist Symbion Health to implement the Scheme as soon as is reasonably practicable and so as to complete the Scheme substantially in accordance with the Timetable and in particular Lantern must:

(a) **(Lantern Information)** provide to Symbion Health the Lantern Information as soon as reasonably practicable after the date of this deed:

(i) in a form appropriate for inclusion in the Explanatory Memorandum; and

(ii) in a form that includes all information regarding Lantern, Archer Capital and Ironbridge Capital and their respective Related Bodies Corporate that is required by the Corporations Act, Policy Statements and Listing Rules to be included in the Explanatory Memorandum, including all the information that would be required under sub-sections 636 (1)(c), (f), (h), (i), (k)(ii), (l) and (m) of the Corporations Act to be included in a bidder's statement if Lantern were offering the Scheme Consideration as consideration under a takeover bid;

(b) **(Independent Expert)** promptly provide all assistance and information reasonably requested by the Independent Expert to enable it to prepare its report for inclusion in the Explanatory Memorandum;

(c) **(Review Explanatory Memorandum)** as soon as reasonably practicable after receipt from Symbion Health of the draft of the Explanatory Memorandum provided in accordance with clause 6.1(b), review the draft prepared by Symbion Health and provide written comments on that draft in good faith;

(d) **(Approval of Lantern Information)** as soon as reasonably practicable after receipt from Symbion Health of the draft of the Explanatory Memorandum provided in accordance with clause 6.1(b), either:

(i) confirm in writing to Symbion Health that the Lantern Information (other than to the extent that it consists of information relating to Symbion Health that was provided by or on behalf of Symbion Health) in the form and context in which it appears in the Explanatory Memorandum is not misleading or deceptive in any material respect and does not contain any material omission and is in a form appropriate for despatch to the Symbion Health Shareholders (subject to the approval of the Court); or

(ii) provide to Symbion Health the changes reasonably required to ensure that the Lantern Information (other than to the extent that it consists of information relating to Symbion Health that was provided by or on behalf of Symbion Health) in the form and context in which it appears in the Explanatory Memorandum is not misleading or deceptive and does not contain any material omission and is in a form appropriate for despatch to the Symbion Health Shareholders (subject to the approval of the Court);

(e) **(Keep Symbion Health informed)** promptly inform Symbion Health if it becomes aware from the First Court Date until the Implementation Date that the Lantern Information in the form and context in which it appears in the Explanatory Memorandum is or has become misleading or deceptive in any material respect or contains any material omission, and provide such further or new information as is required to ensure that such information is no longer misleading or deceptive in any material respect or contains any material omission;

(f) **(Symbion Health's liaisons with ASIC)** to the extent that Lantern is permitted to participate in Symbion Health's liaisons with ASIC under clause 6.1 Lantern must promptly and in good faith provide to Symbion Health all information reasonably required by ASIC or Symbion Health, as the case may be, in writing and in a form appropriate for consideration by ASIC and, where appropriate, inclusion in the Explanatory Memorandum;

(g) **(Provide comments)** to the extent that Lantern is provided with draft documents under clauses 6.1(f) or 6.1(j), Lantern must promptly and in good faith provide all comments regarding those draft documents to Symbion Health in writing and in a form appropriate for inclusion in such draft document;

(h) **(Deed Poll)** prior to the First Court Date, enter into the Lantern Deed Poll and deliver the executed Lantern Deed Poll to Symbion Health;

(i) **(Representation)** procure that, if requested by Symbion Health, it is represented by counsel at the Court hearings convened for the purposes of section 411(4)(b) of the Corporations Act, at which, through its counsel, Lantern will undertake (if requested by the Court) to do all such things and take all such steps within its power as may be reasonably necessary in order to ensure the fulfilment of its obligations under this deed and the Scheme;

(j) **(Scheme Consideration)** if the Scheme becomes Effective, provide, or procure the provision of, the Scheme Consideration on the Implementation Date in accordance with the Scheme;

(k) **(Convening of Shareholder Meeting)** take all necessary steps to convene, or procure the convening of, the Shareholder Meeting - Lantern in compliance with the Corporations Act, including:

   (i) the preparation and filing with ASIC of all notices and other material required to be prepared and filed in relation to the Shareholder Meeting - Lantern or the Resolution - Lantern; and

   (ii) complying with any reasonable request of ASIC in relation to the material referred to in paragraph 6.2(k)(i); and

(l) **(Lodge notice with ASIC)** if the Resolution submitted to the Shareholder Meeting - Lantern is passed by the majority required by section 260B(1)(a) of the Corporations Act, lodge notices with ASIC in accordance with sections 260B(6) and (7) of the Corporations Act on the day of the Shareholder Meeting.

6.3 RumpCo Pre-Sale Transaction Steps

Symbion Health must take all steps reasonably necessary to implement the Rumpco Pre-Sale Transaction Steps (including procuring that its subsidiaries take such steps) as soon as is reasonably practicable after the date of this deed (or otherwise in accordance with the timing contemplated by the Rumpco Pre-Sale Transaction Steps) so as to enable the completion of each of the Rumpco Pre-Sale Transaction Steps, and in particular Symbion Health must enter into the Purchase Consideration Loan before 8am on the Second Court Date.

6.4 Recapitalisation Steps

Lantern and Symbion Health must comply with their respective obligations under the Recapitalisation Steps.

6.5 Reconstitution of Symbion Health Board

As soon as practicable after the Implementation Date, Symbion Health will use its best endeavours to:

(a) take all actions necessary to procure that any director of Symbion Health and of any Symbion Health Subsidiary as designated by Lantern in writing resigns their office; and

(b) cause the appointment to the Symbion Health Board and to the boards of each of its Subsidiaries of such persons as nominated by Lantern, subject to those persons having provided a consent to act as directors of the relevant companies.

7. Conduct of business and requests for access

7.1 Conduct of Symbion Health business

From the date of this deed up to and including the Implementation Date, Symbion Health must use its best endeavours to procure that the Symbion Health Group conducts its business and operations in the ordinary course and substantially consistent (subject to any applicable laws, regulations and licence conditions) with the manner in which each such business and operation is conducted prior to the date of this deed, except in relation to any matter required to be done or procured by Symbion Health pursuant to, or which is otherwise expressly permitted by, the Transaction Documents, or the undertaking of which Lantern has approved in writing, such approval not to be unreasonably withheld or delayed.

7.2 Access to information and co-operation

(a) From the date of this Deed and up to and including the Implementation Date Symbion Health must, and must procure each of its Subsidiaries to, respond to reasonable requests from Lantern for information concerning the Symbion Health Group businesses for the purposes of:

(i) the implementation of the Scheme;

(ii) the sale, and the completion of the sale of the Diagnostics Businesses pursuant to the Diagnostics Sale and Purchase Agreement;

(iii) the Transitional Services Agreement; or

(iv) any other purpose which is agreed in writing between the parties,

subject to the proper performance by the directors and officers of Symbion Health and its Subsidiaries of their fiduciary duties.

(b) From the date of this deed up to and including the Implementation Date, and if the Scheme becomes Effective, after the Implementation Date, the parties will do all things reasonably necessary, and provide each other with all information reasonably necessary, to enable Lantern and Symbion Health to calculate:

(i) the tax cost setting amount ("**TCSA**") of the assets of the C&P Businesses at the time Symbion Health becomes a member of the Lantern tax consolidated group as a result of the Scheme;

(ii) the amount of any capital gains the Lantern tax consolidated group will derive under CGT event L3, or otherwise, in respect of the tax cost setting processes;

(iii) the amount of any capital gains the Lantern tax consolidated group will make under CGT event L5, or otherwise, in respect of the sale of Symbion Health; and

(iv) any other necessary tax consolidation calculations or other relevant tax calculations, subject to the proper performance by the directors and officers of the parties of their fiduciary duties.

(c) From the date of this Deed and up to and including the Implementation Date, Symbion Health consents (to the extent not already provided) to Lantern syndicating its source of debt funding pursuant to the Debt Commitment Letters with such banks that Lantern proposes (**"Debt Syndication"**), provided that Lantern first procures such banks to sign to confidentiality undertakings similar to the Confidentiality Deed.

(d) Symbion Health acknowledges that Lantern, in connection with the Debt Commitment Letters, is required to provide certain information to the arrangers under the Debt Commitment Letters (**"Arrangers"**). From the date of this Deed and up to and including the Implementation Date, Lantern or Lantern's advisers and financiers must, subject to the Confidentiality Deed, be:

(i) provided with a management presentation by Symbion Health's management for the purposes of the Debt Syndication;

(ii) given reasonable access to trading and financial updates of the Symbion Health Group insofar as they relate to the C&P Businesses; and

(iii) given reasonable access (including meetings, management presentations and site visits as reasonable required by the Arranger) to senior management to discuss the affairs, finances and accounts of Symbion Health with its officers, employees, and advisers;

(iv) given reasonable access to (in addition the information referred to in paragraph (ii)), financial information relating to changes in the trading performance, cash flow position, profit and loss account and balance sheet of Symbion Health (to the extent relating to the C&P Businesses) for the period between 30 June 2007 and 31 December 2007 by providing the normal monthly management reports for the C&P Businesses and such other information reasonably requested by Lantern and Lantern's Advisers for the purposes of updating their financial due diligence reports in relation to the C&P Businesses;

(v) given reasonable assistance in connection with the preparation of an information memorandum in the form that the Arrangers reasonably consider necessary in connection with the Debt Syndication.

(e) The obligations in clause 7.2(a), (b) and (d) do not require Symbion Health to:

(i) provide information to Lantern concerning Symbion Health directors' and management's consideration of the Scheme;

(ii) provide any commercially sensitive or competitive information; or

(iii) breach an obligation of confidentiality to any person,

and for the avoidance of doubt, nothing in those clauses entitles either party to terminate this deed or to claim damages for breach of contract in the event that they are not satisfied.

(f) The parties acknowledge that all information which is provided pursuant to this clause 7.2 is provided subject to the terms of the Confidentiality Deeds.

8. Recommendation, intentions and announcements

8.1 Symbion Health Board recommendation

The Symbion Health Board must unanimously recommend, in the Symbion Health announcement to be issued pursuant to clause 8.4 and in the Explanatory Memorandum, that Symbion Health Shareholders vote in favour of the Scheme subject to:

(a) no Superior Proposal being made;

(b) the value of the Scheme Consideration to be paid for each Scheme Share being within or above the assessed valuation range of Symbion Health Shares (on the basis that TID Completion and the Recapitalisation Steps had occurred) set out in the Independent Expert's Report (including in any update to its report);

(c) the Independent Expert concluding in the Independent Expert's Report that the Scheme is in the best interests of Symbion Health Shareholders (including in any update to its report); and

(d) the Symbion Health Board continuing to recommend that Symbion Health Shareholders vote in favour of the Diagnostics Transaction in accordance with the terms of the Transaction Implementation Deed.

8.2 Symbion Health Director intentions

Symbion Health must use all reasonable endeavours to procure that each Symbion Health Director announces his or her intention to vote in favour of the Scheme any Symbion Health Shares in respect of which they have power to vote subject to:

(a) no Superior Proposal being made;

(b) the value of the Scheme Consideration to be paid for each Scheme Share being within or above the assessed valuation range of Symbion Health Shares (on the basis that TID Completion and the Recapitalisation Steps had occurred) set out in the Independent Expert's Report (including in any update to its report);

(c) the Independent Expert concluding in the Independent Expert's Report that the Scheme is in the best interests of Symbion Health Shareholders (including in any update to its report); and

(d) the Symbion Health Board continuing to recommend that Symbion Health Shareholders vote in favour of the Diagnostics Transaction in accordance with the terms of the Transaction Implementation Deed.

8.3 Change of recommendation or intentions

The Symbion Health Board may change its recommendation and any Symbion Health Director may announce his or her intention to vote against the Scheme or to abstain from voting on the Scheme any Symbion Health Shares in respect of which they have power to vote if:

(a) a Superior Proposal is made;

(b) the value of the Scheme Consideration to be paid for each Scheme Share is below the assessed valuation range of Symbion Health Shares (on the basis that TID Completion and the Recapitalisation Steps had occurred) set out in the Independent Expert's Report;

(c) the Independent Expert does not conclude that the Scheme is in the best interests of Symbion Health Shareholders or changes its recommendation in any update to its report; or

(d) the Symbion Health Board no longer recommends that Symbion Health Shareholders vote in favour of the Diagnostics Transaction in accordance with the terms of the Transaction Implementation Deed.

8.4 Announcements

Immediately after the execution of this deed, Symbion Health and Lantern must issue announcements to ASX which are substantially in the form which they have previously provided to each other.

9. Lock-up arrangements

9.1 Termination of previous discussions

(a) Each party represents and warrants to the other that, as at the time of execution of this deed, it has ceased any existing negotiations or discussions, in respect of any Competing Proposal with any person (other than, for the avoidance of doubt, the discussions in respect of the Transactions).

(b) Lantern will not, and must ensure that its Representatives and Archer Capital and Ironbridge Capital and their respective Representatives, do not:

(i) participate in any negotiations or discussions with, or provide any information to, any Third Party in relation to the Transactions, any Competing Proposal, the Symbion Health Group (or any part thereof); or

(ii) directly or indirectly solicit or invite any Competing Proposal, or expression of interest or offer which may lead to a Competing Proposal, or initiate any discussions with any Third Party which may reasonably be expected to lead to a Competing Proposal,

during the Lock-Up Period without the prior written consent of Symbion Health, provided that nothing in this clause 9.1(b) prevents or restricts any discussions or the disclosure of any information:

(iii) in the course of any customary investor or analyst presentations or briefings in relation to the Transactions;

(iv) in any public or media statements in relation to the Transactions; or

(v) to a Lantern Permitted Disclosee in relation to the Transactions.

9.2 No shop

During the Lock-up Period, Symbion Health must not, and must ensure that its Representatives do not, except with the prior written consent of Lantern directly or indirectly solicit or invite any Competing Proposal or expression of interest or offer which may lead to a Competing Proposal, or initiate discussions with any Third Party which may reasonably be expected to lead to a Competing Proposal.

9.3 No talk and no due diligence

During the Lock-up Period, Symbion Health must not, and must ensure that its Representatives do not, except with the prior written consent of Lantern:

(a) participate in any negotiations in relation to a Competing Proposal or which may reasonably be expected to lead to a Competing Proposal; or

(b) provide any information to a Third Party for the purposes of enabling that person to make an expression of interest, offer or proposal which may reasonably be expected to lead to a Competing Proposal,

unless:

(c) the Symbion Health Board, acting in good faith and in order to satisfy what the Symbion Health Board considers to be its fiduciary or statutory duties, determines that, where there is a Competing Proposal, the Competing Proposal is a Superior Proposal or, where there is not yet a Competing Proposal, the steps which the Symbion Health Board proposes to take may reasonably be expected to lead to a Competing Proposal which is a Superior Proposal; and

(d) if Symbion Health proposes to provide any confidential information to a Third Party pursuant to clause 9.3(b), before Symbion Health provides such information to the Third Party the Third Party has entered into a written agreement in favour of Symbion Health regarding the use and disclosure of the confidential information by the Third Party and which restricts the Third Party's ability to solicit the employees of the Symbion Health Group.

9.4 Notification

(a) During the Lock-up Period, Symbion Health must promptly notify Lantern if it proposes to take any action of a kind referred to in clause 9.3(a) or 9.3(b), unless:

(i) the Symbion Health Board, acting in good faith, determines that it would be a breach of its fiduciary or statutory duties to so notify Lantern; or

(ii) Lantern has provided its prior written consent to the taking of such action.

(b) If the Symbion Health Board receives a Superior Proposal and as a result proposes to publicly change or withdraw its recommendation that Symbion Health Shareholders vote in favour of the Scheme, the Symbion Health Board must give Lantern 2 clear Business Days notice (such notice to be in writing) of such change or withdrawal, and provide to Lantern all material terms of the Competing Proposal, including details of the proposed price (including details of the consideration if not simply cash), conditions, timing and break fee (if any). Symbion Health will use its reasonable endeavours to ask the person who has made the Competing Proposal (the "**Bidder**") for their consent to their name being provided by Symbion Health to Lantern on a confidential basis (it being acknowledged that Lantern may subsequently disclose the Bidder's name to the IAC Purchasers on a confidential basis). For the avoidance of doubt, Symbion Health will have no obligation to disclose the identity of the Bidder to Lantern if the Bidder does not consent to such disclosure. Any information provided pursuant to this clause 9.4(b) will be provided subject to the terms of the Confidentiality Deeds.

(c) During the period of 2 clear Business Days referred to in clause 9.4(b), Lantern will have the right to offer to:

(i) amend the terms of the Scheme; or

(ii) if applicable, amend the terms of the Scheme and to have Healthscope offer to amend the terms of the Diagnostics Transaction,

(each a "**Counterproposal**") so that the Scheme and the Transactions (as amended) would provide a superior outcome for the Symbion Health Shareholders than the Competing Proposal.

(d) The Symbion Health Board must consider the Counterproposal and if the Symbion Health Board, acting in good faith, determines that the Counterproposal would provide a superior outcome for the Symbion Health Shareholders than the applicable Superior Proposal it being acknowledged that:

(i) in the case of a Superior Proposal involving the C&P Businesses, the price for the C&P Businesses implied by the Counterproposal does have to be above, but does not have to be materially above, the price for the C&P Businesses implied by the applicable Superior Proposal; and

(ii) in the case of a Superior Proposal involving the Diagnostics Businesses and the C&P Businesses or Symbion Health as a whole, the price for the Diagnostics Businesses and the C&P Businesses implied by the Counterproposal does have to be above, but does not have to be materially above, the price for the Diagnostics Businesses and the C&P Businesses or Symbion Health as a whole (as the case may be) implied by the applicable Superior Symbion Health Proposal,

for the Symbion Health Board to consider the Counterproposal in relation to price to be superior, and the Symbion Health Board, acting in good faith, determines that the other terms and conditions taken as a whole are not less favourable than those in the applicable Superior Proposal) Lantern and Symbion Health must use their best endeavours to agree the amendments to this deed which are reasonably necessary to reflect the Counterproposal, (including amendments to the Scheme Consideration which are reasonably necessary to reflect the Counterproposal), and to enter into an appropriate amended agreement to give effect to those amendments and to implement the Counterproposal, in each case as soon as reasonably practicable.

9.5 Notification of a Superior Diagnostics Proposal

(a) Subject to and in accordance with clause 9.5(b), if the Symbion Health Board receives a Superior Diagnostics Proposal and as a result proposes to publicly change or withdraw its recommendation that Symbion Health Shareholders vote in favour of the Symbion Health Resolutions and Healthscope does not (after Symbion Health has complied with its obligations under the Transaction Implementation Deed) submit a Diagnostics Counterproposal or submits a Diagnostics Counterproposal that the Symbion Health Board does not consider will provide a superior outcome for the Symbion Health Shareholders than the Superior Diagnostics Proposal pursuant to the terms of the Transaction Implementation Deed, Symbion Health must:

(i) subject to satisfaction of clauses 9.5(a)(ii) and 9.5(a)(iii), terminate the Transaction Implementation Deed and, by written notice, require Lantern to terminate the Co-operation Deed and the Symbion Health Share Sale Deed (which notice Lantern must comply with);

(ii) subject to satisfaction of clause 9.5(a)(iii), enter into a new transaction implementation deed with the Superior Diagnostics Acquirer and, by written notice, require Lantern to enter into a new co-operation deed and Symbion Health share sale deed with the Superior Diagnostics Acquirer (which notice Lantern must comply with); and

(iii) amend all of the other Transaction Documents to reflect the substitution of Healthscope with the Superior Diagnostics Acquirer (which amendments will be taken to be binding on Lantern).

(b) The new transaction implementation deed, new co-operation deed and new Symbion Health share sale deed with the Superior Diagnostics Acquirer, and the amendments to the other Transaction Documents, referred to in clause 9.5(a) must be on the same terms and conditions as the original Transaction Documents, Symbion Health Share Sale Deed and the Co-operation Deed (as the case may be) except in relation to:

(i) the name, ACN and address details of the Diagnostics Superior Acquirer;

(ii) the price implied for the Diagnostics Businesses pursuant to the Superior Diagnostics Proposal;

(iii) provisions or amendments (including those required to reflect the nature of the consideration provided) which are not more disadvantageous to Lantern than the position it has under the Transaction Documents, the Symbion Health Share Sale Deed and the Co-operation Deed, after taking into account any compensation offered to Lantern by Symbion Health or the Superior Diagnostics Acquirer in respect of any provisions or amendments which are disadvantageous to Lantern; or

(iv) provisions or amendments which are agreed between Lantern and Symbion Health.

(c) For the purposes of clause 9.5(b)(iii):

(i) the parties acknowledge that, in determining whether any provision or amendment is disadvantageous to Lantern, any transaction costs incurred by Lantern in relation to the Superior Diagnostics Proposal, up to $500,000, as well as any transaction costs incurred by Symbion Health in relation to the Superior Diagnostics Proposal, will be disregarded; and

(ii) for the avoidance of doubt, compensation may not include any amount which would, in the absence of a Superior Diagnostics Proposal, have been to the benefit of any or all of the C&P Entities, the Consumer Business, the Pharmacy Business, Lantern or a Related Body Corporate of Lantern if the Transactions were completed as contemplated.

9.6 Payment of costs

(a) Symbion Health and Lantern believe that the Transactions will provide benefits to Symbion Health, Lantern and their respective shareholders, and acknowledge that if they enter into this deed and the Scheme is subsequently not implemented, both parties will incur significant costs.

(b) In the circumstances referred to in clause 9.6(a):

(i) both parties requested that provision be made for the payments referred to in clause 9.7 without which neither party would have entered into this deed; and

(ii) the Symbion Health Board and the Lantern Board believe that it is appropriate for both parties to agree to the payments referred to in clause 9.7 in order to secure each other's participation.

(c) Symbion Health and Lantern acknowledge that the Break Fee represents a reasonable amount to compensate the other for the following:

(i) advisory costs (including costs of advisers);

(ii) costs of management and directors' time;

(iii) out of pocket expenses; and

(iv) reasonable opportunity costs in pursuing the Transactions or not pursuing other alternative acquisitions or strategic initiatives.

(d) The parties agree that clause 9.7 do not limit the rights of Symbion Health or Lantern in respect of any other claims which they may have against each other, whether under this deed or otherwise.

9.7 Payments

(a) Subject to clause 9.8(a), and provided that no Break Fee has become payable pursuant to clause 9.7(b), Symbion Health must pay Lantern an amount equal to the Third Party Costs up to a total of $5 million in aggregate unless the Condition in clause 4.1(n) is not satisfied or the Scheme has not become Effective as a result of any act or omission by IAC or the failure of the Conditions in clause 4.1(f) (no Lantern Prescribed Occurrence), 4.1(g) (Lantern Warranties), 4.1(h) (Lantern funding arrangements), 4.1(m) (FIRB) or 4.1(o)(iii) (Financial assistance), within 5 Business Days of Lantern providing Symbion Health with notice in writing of those Third Party Costs and proof to Symbion Health's satisfaction that Lantern has paid to the relevant Third Party the Third Party Costs.

(b) Subject to clauses 9.7(d) and 9.8(a), Symbion Health must pay Lantern the Break Fee in accordance with clause 9.7(c) without withholding or set off if:

(i) a Superior Proposal or a Superior Diagnostics Proposal (other than a Superior Diagnostics Proposal in respect of which clause 9.5 applies or in respect of which Lantern is in breach of clause 9.5) is announced prior to the date of the Scheme Meeting and is publicly recommended by the Symbion Health Board;

(ii) any director of Symbion Health fails to recommend or publicly changes or withdraws his or her recommendation of the Scheme, or publicly recommends a Superior Proposal or a Superior Diagnostics Proposal (other than a Superior Diagnostics Proposal in respect of which clause 9.5 applies or in respect of which Lantern is in breach of clause 9.5);

(iii) a Competing Proposal (other than a Superior Diagnostics Proposal to which clause 9.5 applies or in respect of which Lantern is in breach of clause 9.5) is announced prior to the date of the Scheme Meeting and is completed at any time prior to the first anniversary of the date of this deed and, as a result, a Third Party:

A. acquires control of Symbion Health or the Symbion Health Group within the meaning of section 50AA of the Corporations Act (or acquires an equivalent shareholding or economic interest in Symbion Health pursuant to the implementation of a dual-listed company structure or a reverse takeover);

B. directly or indirectly acquires, has a right to acquire or otherwise acquires an economic interest in, all or, a significant part of the C&P Businesses;

C. acquires control of the C&P Businesses or any of the material C&P Entities within the meaning of section 50AA of the Corporations Act; or

D. directly or indirectly acquires, merges with, or acquires a significant shareholding or economic interest in any of the material C&P Entities or all of the C&P Businesses, whether by way of a takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buy-back, sale of purchase of assets, joint venture, reverse takeover, dual-listed company structure, recapitalisation, establishment of a new holding company for the Symbion Health Group or any of the material C&P Entities or other synthetic merger or any other transactions or arrangement; or

(iv) Lantern terminates this deed in accordance with clause 12.1(b), 12.1(d) or 12.1(e).

(c) Symbion Health must pay Lantern the Break Fee within 5 Business Days after receiving a written notice from Lantern setting out the relevant circumstances and requiring payment of the Break Fee.

(d) Despite any other term of this deed:

(i) the amount of the Break Fee will be reduced by all amounts Symbion Health has paid to Lantern in respect of Third Party Costs under clause 9.7(a);

(ii) the Break Fee will not be payable to Lantern if the Scheme becomes Effective notwithstanding the occurrence of any event in clause 9.7(b);

(iii) the Break Fee is only payable once;

(iv) the Break Fee will not be payable to Lantern if:

A. the value of the Scheme Consideration to be paid for each Scheme Share is below the assessed valuation range of Symbion Health Shares (on the basis that TID Completion and the Recapitalisation Steps had occurred) set out in the Independent Expert's Report or the Independent Expert concludes that the Scheme is not in the best interests of Symbion Health Shareholders (in each case including in any update to such report, other than any update which is prepared solely as a result of the announcement of a Superior Proposal or any public recommendation of a Superior Proposal by any director of Symbion Health); or

B. Symbion Health is entitled to terminate this deed under clause 12.2(b) or 12.2(d).

(e) For the avoidance of doubt, the Break Fee will not be payable merely by reason that:

(i) the Scheme is not approved by Symbion Health Shareholders at the Scheme Meeting; or

(ii) the Diagnostics Transaction is not approved by Symbion Health Shareholders at the general meeting convened by Symbion Health pursuant to the Transaction Implementation Deed.

(f) If at any time after a Break Fee of $11.479 million has been paid to Lantern under this clause 9.7, the Healthscope Break Fee has been paid or becomes payable by Symbion Health, Lantern must immediately pay an amount in cash of $3.594 million to Symbion Health; or

(g) If a Break Fee has been paid to Lantern under this clause 9.7 and any one or more of Lantern, Ironbridge Capital, Archer Capital or any of their respective Related Bodies Corporate:

(i) acquires control of Symbion Health or the Symbion Health Group within the meaning of section 50AA of the Corporations Act (or acquires an equivalent shareholding or economic interest in Symbion Health pursuant to the implementation of a dual-listed company structure or a reverse takeover);

(ii) directly or indirectly acquires, has a right to acquire or otherwise acquires an economic interest in, all or, a significant part of the C&P Businesses;

(iii) acquires control of the C&P Businesses or any of the material C&P Entities within the meaning of section 50AA of the Corporations Act; or

(iv) directly or indirectly acquires, merges with, or acquires a significant shareholding or economic interest in any of the material C&P Entities or all of the C&P Businesses, whether by way of a takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buy-back, sale of purchase of assets, joint venture, reverse takeover, dual-listed company structure, recapitalisation, establishment of a new holding company for the Symbion Health Group or any of the material C&P Entities or other synthetic merger or any other transactions or arrangement,

at any time prior to the first anniversary of the date of this deed, Lantern must pay to Symbion Health on demand an amount equal to any Break Fee which has been paid to Lantern under this clause 9.7 less an amount equal to the amount of any advisory costs (including costs of advisors) or out of pocket expenses incurred by Lantern or a Related Body Corporate of Lantern, Archer Capital, Ironbridge Capital and paid to a Third Party in connection with the Transactions and the transactions in connection with the Original Scheme.

9.8 Compliance with law

(a) If a court or the Takeovers Panel determines that any part of the Symbion Health Break Fee:

(i) constitutes or would, if performed, constitute:

A. a breach of the fiduciary or statutory duties of the Symbion Health Board; or

B. unacceptable circumstances within the meaning of the Corporations Act; or

(ii) is unenforceable or would, if paid, be unlawful for any reason,

then Symbion Health will not be obliged to pay such part of the Symbion Health Break Fee and, if such fee has already been paid, then Lantern must within 5 Business Days after receiving written demand from Symbion Health refund that part of the Symbion Health Break Fee to Symbion Health.

(b) If a court or the Takeovers Panel determines that any part of the Lantern Break Fee:

(i) constitutes or would, if performed, constitute:

A. a breach of the fiduciary or statutory duties of the Lantern Board; or

B. unacceptable circumstances within the meaning of the Corporations Act; or

(ii) is unenforceable or would, if paid, be unlawful for any reason,

then Lantern will not be obliged to pay such part of the Lantern Break Fee and, if the such fee has already been paid, then Symbion Health must within 5 Business Days after receiving written demand from Lantern refund that part of the Lantern Break Fee to Lantern.

10. Liability of directors, officers and employees

10.1 Liability of directors, officers and employees

To the extent permitted by law, each party releases all rights against, and agrees that it will not make any claim against, each past or present director, officer and employee of the other party or their Related Bodies Corporate in relation to:

(a) information provided to the first party in relation to the Transactions; or

(b) any breach of any representations, covenants and warranties of the first party in this deed,

to the extent that such director, officer or employee has acted without negligence, in good faith and has not engaged in wilful misconduct.

10.2 Payment of insurance premiums

Lantern acknowledges that, by no later than the Implementation Date, Symbion Health will pay all premiums to ensure that insurance cover described in the Symbion Health Insurance and Indemnity Deeds is operative for the period from the Implementation Date until the date which is 7 years from the Implementation Date.

10.3 Lantern's obligations in relation to insurance

From the Implementation Date until the date which is 7 years from the Implementation Date, Lantern must take all steps required to maintain the insurance cover described in the Symbion Health Insurance and Indemnity Deeds on the terms set out in those deeds.

10.4 Enforceability of clause 10

(a) Each party acknowledges that the release and agreement given by it under clause 10.1 is for the benefit of each past or present director and employee of the other party and may be enforced by such individuals directly against the first party.

(b) Lantern acknowledges that its obligations under clauses 10.2 and 10.3 are for the benefit of the Symbion Health directors, officers and employees in favour of whom Symbion Health Insurance and Indemnity Deeds have been executed, and may be enforced by such individuals directly against Lantern.

11. Representations, warranties and indemnities

11.1 Lantern representations and warranties

Lantern represents and warrants to Symbion Health (on its own behalf and separately as trustee for each of the Symbion Health Indemnified Parties):

(a) on each date from the date of this deed until (and including) the Second Court Date that:

(i) Lantern is a validly existing corporation registered under the laws of its place of incorporation;

(ii) the execution and delivery by Lantern of the Transaction Documents to which Lantern is party has been properly authorised by all necessary corporate action and Lantern has full corporate power and lawful authority to execute and deliver such Transaction Documents and to perform or cause to be performed its obligations under such Transaction Documents;

(iii) the Transaction Documents to which Lantern is party constitute legal, valid and binding obligations on Lantern and do not conflict with or result in a breach of or default under:

A. the constitution of Lantern or any of its Related Bodies Corporate;

B. any writ, order or injunction, judgment, law, rule or regulation to which Lantern or any of its Related Bodies Corporate is party, or by which Lantern or any of its Related Bodies Corporate is bound; or

C. any material contract to which Lantern or any of its Related Bodies Corporate is party that would entitle the counter-party or counter-parties thereto to terminate the contract,

(iv) the IAC Facility Agreements from the time of their execution have been duly entered into by Lantern and constitute legally valid and binding obligations on Lantern that are enforceable in accordance with its terms;

(v) without the prior written consent of Symbion Health, Lantern has not agreed to amend the Debt Commitment Letter, Equity Commitment Letter or IAC Facility Agreements in relation to any matter which relates to quantum, conditions to and certainty of funding or waived or agreed to waive any of its rights thereunder in relation to any matter which relates to quantum, conditions to and certainty of funding or entered into any other agreement with respect to their subject matter in relation to any matter which relates to quantum, conditions to and certainty of funding, and Debt Commitment Letter, Equity Commitment Letter or IAC Facility Agreements have not been terminated;

(vi) other than as expressly contemplated by clause 4.1 and on the basis of information disclosed to Lantern in the Symbion Health Data Room, no shareholder or Government Authority approvals are required to be obtained by the Lantern Group in order for it to execute and perform the Transaction Documents to which it is a party; and

(vii) Lantern, Archer Capital and Ironbridge Capital and all their respective Related Bodies Corporate have complied with their obligations under clause 10 of the Confidentiality Deeds (*Standstill*);

(b) on the First Court Date and the Second Court Date:

(i) the Lantern Information has been prepared and included in the Explanatory Memorandum in good faith and on the understanding that Symbion Health and its directors, officers and employees have relied on that information for the purposes of considering and approving the Symbion Health Information in the Explanatory Memorandum and that the Independent Expert has relied on the information for the purposes of preparing the Independent Expert's Report;

(ii) the Lantern Information complies in all material respects with relevant laws (including the Corporations Act, Listing Rules and relevant Policy Statements), and includes all information regarding Lantern, Archer Capital and Ironbridge Capital and their respective Related Bodies Corporate that is required by the Corporations Act, Policy Statements and Listing Rules to be included in the Explanatory Memorandum, including all the information that would be required under sub-sections 636(1)(c), (f), (h), (i), (k)(ii), (l) and (m) of the Corporations Act to be included in a bidder's statement if Lantern were offering the Scheme Consideration as consideration under a takeover bid;

(iii) the Lantern Information (other than to the extent that it consists of information relating to Symbion Health that was provided by or on behalf of Symbion Health, or has been extracted from public announcements made by Symbion Health to ASX) in the form and context in which it appears in the Explanatory Memorandum is not misleading or deceptive in any material respect and does not contain any material omission; and

(iv) Lantern has complied with its obligations under clause 6.2(e);

11.2 Lantern indemnities

(a) Lantern acknowledges that in entering into this deed Symbion Health and the Symbion Health Indemnified Parties have relied on the Lantern Warranties

(b) Lantern indemnifies Symbion Health (on its own behalf and separately as trustee for each of the Symbion Health Indemnified Parties) against any loss suffered or incurred by reason of any breach of any of the representations and warranties of Lantern in clause 11.1, or of any obligation, undertaking or covenant of Lantern under any Transaction Document to which it is party.

11.3 Symbion Health representations and warranties

Symbion Health represents and warrants to Lantern (on its own behalf and separately as trustee for each of the Lantern Indemnified Parties):

(a) on each date from the date of this deed until (and including) the Second Court Date that:

(i) Symbion Health is a validly existing corporation registered under the laws of its place of incorporation;

(ii) the execution and delivery by Symbion Health of the Transaction Documents to which Symbion Health is party has been properly authorised by all necessary corporate action and Symbion Health has full corporate power and lawful authority to execute and deliver such Transaction Documents and to perform or cause to be performed its obligations under such Transaction Documents;

(iii) the Transaction Documents to which Symbion Health is party constitute legal, valid and binding obligations on Symbion Health and do not conflict with or result in a breach of or default under:

A. the constitution of Symbion Health or any of its Related Bodies Corporate;

B. any writ, order or injunction, judgment, law, rule or regulation to which Symbion Health or any of its Related Bodies Corporate is party, or by which Symbion Health or any of its Related Bodies Corporate is bound; or

C. any material contract to which Symbion Health or any of its Related Bodies Corporate is party that would entitle the counter-party or counter-parties thereto to terminate the contract,

save as disclosed in the Symbion Health Disclosure Letter;

(iv) the Transaction Documents set out all material terms agreed between the parties thereto in connection with the proposed sale of the Diagnostics Businesses to Healthscope;

(v) Symbion Health has not agreed to amend the Transaction Implementation Deed, in any material respect which is disadvantageous to the Lantern Group, the Symbion Health Group or waived or agreed to waive any of its rights thereunder in any material respects save, in each case, with the prior written consent of Lantern;

(vi) the Transaction Implementation Deed has not been terminated and Symbion Health has not entered into any other agreement in relation to the Diagnostics Businesses (other than the Transaction Documents), or without the prior written consent of Lantern;

(b) as at the date of this deed there are:

(i) 647,069,929 Symbion Health Shares on issue;

(ii) 2,560,101 performance rights (as described in the Symbion Health Disclosure Letter),

and, except as set out in clause 5.3 Symbion Health has not issued (and is not required to issue) any other securities or instruments which are still outstanding (or may become outstanding) and which may convert into Symbion Health securities; ands

(c) on the First Court Date and the Second Court Date:

(i) the Symbion Health Information will be prepared and included in the Explanatory Memorandum in good faith and on the understanding that Lantern, its directors and its officers will rely on that information for the purposes of considering and approving the Lantern Information in the Explanatory Memorandum;

(ii) the Symbion Health Information in the Explanatory Memorandum does not contain a statement which is misleading or deceptive in any material respect and does not contain any material omission (other than a statement or omission which has been rectified by Symbion Health to the court's satisfaction by the Second Court Date);

(iii) Symbion Health has complied with any obligations it may have under clause 6.1(n);

(iv) the Symbion Health Information complies in all material respects with relevant laws (including the Corporations Act, Listing Rules and relevant Policy Statements); and

(d) on the date of this deed, the First Court Date, the Scheme Meeting and the Second Court Date following the making by Symbion Health of an announcement to ASX pursuant to clause 8.4, Symbion Health has complied in all respects with its continuous disclosure obligations under Listing Rule 3.1 and Symbion Health is not withholding any information from Lantern which is being withheld from public disclosure in reliance on Listing Rule 3.1A.

11.4 Symbion Health Indemnity

(a) Symbion Health acknowledges that in entering into this deed Lantern and the Lantern Indemnified Parties have relied on the Symbion Health Warranties.

(b) Symbion Health indemnifies Lantern (on its own behalf and separately as trustee for the Lantern Indemnified Parties) against any loss suffered or incurred by reason of any breach of any of the representations and warranties of Symbion Health in clause 11.3, or of any obligation, undertaking or covenant of Symbion Health under any Transaction Document to which it is party.

11.5 Notifications

Each party will promptly advise the other in writing if it becomes aware of any fact, matter or circumstance which constitutes or may constitute a breach of any of the representations or warranties given by it under this clause 11.

11.6 Status of representations and warranties

Each representation and warranty in this clause 11:

(a) is severable;

(b) will survive the termination of this deed; and

(c) is given with the intent that liability thereunder will not be confined to breaches which are discovered prior to the date of termination of this deed.

11.7 Status and enforcement of indemnities

(a) Each indemnity in this deed:

(i) is a continuing obligation, separate and independent from the other obligations of the parties, and survives termination, completion or expiration of this deed;

(ii) is given to the party to which it is expressed to be given, and as trustee for each of the Indemnified Parties of that party, and a reference to a loss in an indemnity given to a party includes a loss suffered or incurred by any of the Indemnified Parties of that party.

(b) It is not necessary for a party to incur expense or to make any payment before enforcing a right of indemnity conferred by this deed.

12. Termination

12.1 Termination by Lantern

Lantern may terminate this deed at any time before 8.00 am on the Second Court Date by notice in writing to Symbion Health:

(a) in accordance with clause 4.5;

(b) if there is a material breach of any of the Symbion Health Warranties or a Symbion Health Prescribed Occurrence or a Symbion Health Material Adverse Change occurs, provided that Lantern is only entitled to terminate if it has given notice to Symbion Health setting out the relevant circumstances and stating an intention to terminate and the relevant circumstances have continued to exist 5 Business Days (or any shorter period ending at 5.00 pm on the day before the Second Court Date) from the time such notice is received by Symbion Health;

(c) if any director of Symbion Health publicly changes his or her recommendation in relation to the Scheme or publicly recommends a Superior Proposal, whether pursuant to clause 8.3 of this deed or otherwise;

(d) if Symbion Health is in material breach of any of clauses 4, 6.1 or 7.1 of this deed, before that time, provided that Lantern is only entitled to terminate if it has given notice to Symbion Health setting out the relevant circumstances and stating an intention to terminate and the relevant circumstances have continued to exist 5 Business Days (or any shorter period ending at 5.00 pm on the day before the Second Court Date) from the time such notice is received by Symbion Health;

(e) if Symbion Health is in material breach of clauses 8.1, 8.2 or, 9.1, 9.3 or 9.4 of this deed; or

(f) if the Implementation Date has not occurred by the End Date.

12.2 Termination by Symbion Health

Symbion Health may terminate this deed at any time before 8.00 am on the Second Court Date by notice in writing to Lantern:

(a) in accordance with clause 4.5;

(b) if:

(i) there is a material breach of any of the Lantern Warranties, or a Lantern Prescribed Occurrence, provided that Symbion Health is only entitled to terminate if it has given notice to Lantern setting out the relevant circumstances and stating an intention to terminate and the relevant circumstances have continued to exist 5 Business Days (or any shorter period ending at 5.00 pm on the day before the Second Court Date) from the time such notice is received by Lantern; or

(ii) Lantern is in material breach of clauses 9.1 or 9.5.

(c) if the Symbion Health Board publicly changes or withdraws its recommendation pursuant to clause 8.3 or publicly recommends to Symbion Health Shareholders any Superior Proposal or Superior Diagnostics Proposal in respect of which clause 9.5(a)(i) to 9.5(a)(iii) (inclusive) and clause 9.5(b) are not satisfied (other than as a result of Symbion Health's failure to comply with those clauses);

(d) if Lantern is in material breach of clauses 4 or 6.2 of this deed, provided that Symbion Health is only entitled to terminate if it has given notice to Lantern setting out the relevant circumstances and stating an intention to terminate and the relevant circumstances have continued to exist 5 Business Days (or any shorter period ending at 5.00 pm on the day before the Second Court Date) from the time such notice is received by Lantern; or

(e) if the Implementation Date has not occurred by the End Date.

12.3 Effect of termination

In the event of termination of this deed by either Symbion Health or Lantern pursuant to this clause 12, this deed will become void and have no effect, other than:

(a) clauses 1, 9.7, 9.8, 13, 14, 15, 17 and 18 which shall survive termination; and

(b) in respect of any liability for an antecedent breach of this deed.

13. Confidentiality

13.1 Confidentiality Deeds

Save as set out in clause 13.2, the parties acknowledge and agree that:

(a) they continue to be bound by the Confidentiality Deeds after the date of this deed; and

(b) the rights and obligations of the parties under the Confidentiality Deeds survive termination of this deed.

13.2 Disclosure on termination of deed

The parties agree that, if this deed is terminated under clause 12, either party may disclose by way of announcement to ASX the fact that this deed has been terminated, where such disclosure is in the reasonable opinion of that party required to ensure that the market in its securities is properly informed, and provided, where reasonably practicable, that party consults with the other party as to (and gives the other party a reasonable opportunity to comment on) the form of the announcement prior to its disclosure.

13.3 Disclosure of Transaction Implementation Deed and ancillaries

(a) Symbion Health will, upon request from Lantern:

(i) provide to Lantern copies of all agreements, documents and arrangements (including ancillary agreements, documents and arrangements) entered into or agreed between Symbion Health and Healthscope or its Related Bodies Corporate in connection with the subject matter of the Transaction Implementation Deed or otherwise in connection with the sale of the Diagnostics Businesses pursuant to the Transaction Implementation Deed;

(ii) provide to Lantern such assistance as it reasonably requires to understand the terms and effect of the agreements, documents and arrangements.

(b) Lantern will, upon request from Symbion Health:

(i) provide to Symbion Health copies of all agreements, documents and arrangements (including ancillary agreements, documents and arrangements) entered into or agreed between any of Healthscope or its Related Bodies Corporate on the one hand and any of Lantern, Archer Capital and Ironbridge Capital or any their respective Related Bodies Corporate, on the other hand, in connection with the subject matter of the Transaction Documents, the Co-operation Deed and the Symbion Health Share Sale Deed or otherwise in connection with the Transaction Documents, the Co-operation Deed and the Symbion Health Share Sale Deed;

(ii) permit Symbion Health to provide copies of the agreements, documents and arrangements referred to in clause 13.3(b)(i) to any Third Party from whom Symbion Health has received a Competing Proposal (as defined in the Transaction Implementation Deed) for the Diagnostics Businesses only, provided that such agreements, documents and arrangements are provided to the Third Party on a confidential basis; and

(iii) provide to Symbion Health such assistance as it reasonably requires to understand the terms and effect of the agreements, documents and arrangements.

14. Costs and stamp duties

14.1 Costs

Except as otherwise provided in this deed, each party must pay its own costs and expenses in connection with negotiating, preparing, executing and performing this deed.

14.2 Stamp duties

(a) Lantern and Symbion Health agree that, as between Lantern and Symbion Health, Lantern:

(i) must pay all stamp duties and any related fines and penalties in respect of the this Deed;

(ii) indemnifies Symbion Health against any liability arising from failure to comply with clause 14.2(a)(i); and

(iii) is authorised to apply for and retain the proceeds of any refund due in respect of stamp duty paid under this clause 14.2.

(b) It is agreed that Lantern will have no obligation or responsibility to pay any stamp duties or any related fines and penalties to the extent that the stamp duties arise under or in connection with the Restructure Agreement or the transactions the subject of Restructure Agreement.

15. Notices

15.1 How notice to be given

Each communication (including each notice, consent, approval, request and demand) under or in connection with this deed:

(a) must be in writing;

(b) must be addressed as follows (or as otherwise notified by that party to each other party from time to time):

(i) if to Symbion Health:

Address:	Level 7, 5 Queens Road, Melbourne, VIC, 3004 Australia
Fax number:	+61 3 9918 2867
For the attention of:	The Company Secretary
Copied to:	Clayton Utz, Level 19, 1 O'Connell Street, Sydney, NSW, 2000, Australia
Fax number:	+61 2 8220 6700
For the attention of:	Rod Halstead;

(ii) if to Lantern:

Address:	Pier 2/3 Suite 7 13 Hickson Road, Sydney NSW, 2000
Fax number:	+61 2 9241 3151
For the attention of:	Ben Frewin

(c) must be signed by the party making it or (on that party's behalf) by the solicitor for, or any attorney, director, secretary or authorised agent of, that party; and

(d) must be delivered by hand or posted by prepaid post to the address, or sent by fax to the number, in accordance with clause 15.1(b).

15.2 When notice taken to be received

Each communication (including each notice, consent, approval, request and demand) under or in connection with this deed is taken to be received by the addressee:

(a) (in the case of prepaid post sent to an address in the same country) on the third day after the date of posting;

(b) (in the case of prepaid post sent to an address in another country) on the fifth day after the date of posting by airmail;

(c) (in the case of fax) at the time in the place to which it is sent equivalent to the time shown on the transmission confirmation report produced by the fax machine from which it was sent; and

(d) (in the case of delivery by hand) on delivery,

but if the communication is taken to be received on a day that is not a Business Day or after 5.00 pm, it is taken to be received at 9.00 am on the next Business Day.

16. GST

16.1 Interpretation

(a) Except where the context suggests otherwise, and subject to clause 16.1(b), terms used in this clause have the meanings given to those terms by the *A New Tax System (Goods and Services Tax) Act 1999* (as amended from time to time).

(b) "Input tax credit" has the meaning given by the *A New Tax System (Goods and Services Tax) Act 1999* and a reference to an input tax credit entitlement of an entity includes an input tax credit for an acquisition made by that entity but to which another member of the same GST group is entitled.

(c) Any part of a supply that is treated as a separate supply for GST purposes (including attributing GST payable to tax periods) will be treated as a separate supply for the purposes of this clause.

(d) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purpose of this clause.

16.2 Reimbursements and similar payments

Any payment or reimbursement required to be made under this deed that is calculated by reference to a cost, expense, or other amount paid or incurred will be limited to the total cost, expense or amount less the amount of any input tax credit to which an entity is entitled for the acquisition to which the cost, expense or amount relates.

16.3 GST payable

(a) If GST is payable in relation to a taxable supply made under or in connection with this deed then any party ("**Recipient**") that is required to provide consideration to another party ("**Supplier**") for that supply must, subject to clause 16.3(b), pay an additional amount to the Supplier equal to the amount of that GST at the same times as other consideration is to be provided for that supply.

(b) No payment of any amount pursuant to clause 16.3(a) is required until the Supplier has provided a valid tax invoice to the Recipient.

(c) Where additional amounts are payable between parties to this deed pursuant to clause 16.3(a), amounts so payable, to the extent they are equivalent in amount, shall be set off against each other as if paid and each party shall be obliged only to provide the tax invoice referred to in clause 16.3(b) no later than the time at which any consideration is to be first provided for that supply.

(d) If the GST payable in relation to a supply made under or in connection with this deed varies from the additional amount paid by the Recipient under clause 16.3(a) then the Supplier must promptly issue an adjustment note to the Recipient and will provide a corresponding refund or credit to, or will be entitled to receive the amount of that variation from, the Recipient. Any payment, credit or refund under this paragraph is deemed to be a payment, credit or refund of the additional amount payable under clause 16.3(a).

17. General

17.1 Amendments

This deed may only be varied by a document signed by or on behalf of each party.

17.2 Waiver

(a) Failure to exercise or enforce, or a delay in exercising or enforcing, or the partial exercise or enforcement of, a right, power or remedy provided by law or under this deed by a party does not preclude, or operate as a waiver of, the exercise or enforcement, or further exercise or enforcement, of that or any other right, power or remedy provided by law or under this deed.

(b) A waiver or consent given by a party under this deed is only effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of a term of this deed operates as a waiver of another breach of that term or of a breach of any other term of this deed.

17.3 Further acts and documents

Each party must promptly do all further acts and execute and deliver all further documents (in a form and content reasonably satisfactory to that party) required by law or reasonably requested by another party to give effect to this deed.

17.4 Consents

A consent or approval required under this deed from a party may not be unreasonably withheld, unless this deed expressly provides otherwise.

17.5 Counterparts

This deed may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this deed, and all together constitute one agreement.

17.6 Entire agreement

This deed and the Confidentiality Deeds embody the entire understanding of Symbion Health and Lantern and constitute the entire terms agreed by Symbion Health and Lantern in relation to the subject matter of this deed and together supersede any prior written or other agreement between Symbion Health and Lantern in relation to that subject matter.

17.7 No assignment

A party cannot assign, novate or otherwise transfer any of its rights or obligations under this deed without the prior consent of each other party.

18. Governing law, jurisdiction and service of process

18.1 Governing law

This deed is governed by and must be construed according to the law applying in the state of Victoria, Australia.

18.2 Jurisdiction

Each party irrevocably:

(a) submits to the non-exclusive jurisdiction of the courts of the state of Victoria, Australia, and the courts competent to determine appeals from those courts, with respect to any proceedings that may be brought at any time relating to this deed; and

(b) waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, if that venue falls within clause 18.2(a).

Schedule 1 - Timetable

Event	Date
Symbion Health lodges draft Explanatory Memorandum with ASIC	12 October 2007
First Court Date	26 October 2007
Despatch of Explanatory Memorandum completed	31 October 2007
Scheme Meeting	30 November 2007
Second Court Date	14 December 2007
Effective Date	14 December 2007
Scheme Record Date	21 December 2007
Implementation Date	28 December 2007

Executed as a deed.

Signed for and on behalf of **Symbion Health Limited ACN 004 073 410** by its Attorneys under a Power of Attorney dated 4 OCTOBER 2007 each of whom declares that he or she has no notice of the revocation of such Power of Attorney, in the presence of:



Signature of Attorney



Signature of Witness

KAREN EVANS-CULLEN

Name of Witness in full

ROBERT COOKE

Name of Attorney in full



Signature of Attorney

MARK. HOOPER

Name of Attorney in full

Executed by **Lantern Bidco Pty Limited, ACN 127 183 886** in the presence of:



(Signature of Director)

EDWARD JOHN RUSSELL

(Name of Director in full)



(Signature of Secretary/other Director)

Benjamin F.W. Frewin

(Name of Secretary/other Director in full)

Annexure A - Scheme

Lega \105161645.1

Scheme of Arrangement made under section 411 of the Corporations Act 2001 (Commonwealth)

Parties

Symbion Health Limited ACN 004 073 410 of Level 7, 5 Queens Road, Melbourne, Victoria, 3004, Australia ("**Symbion Health**")

The holders of fully paid ordinary shares in the capital of Symbion Health

Recitals

A. Symbion Health is a public company incorporated in the state of Victoria and is admitted to the official list of ASX.

B. Lantern Bidco Pty Limited ACN 127 183 886 ("**Lantern**") is a proprietary company incorporated in Victoria.

C. Symbion Health and Lantern have entered into a scheme implementation deed dated 8 October 2007 (the "**Implementation Deed**"), pursuant to which, amongst other things, Symbion Health has agreed to propose this Scheme to Symbion Health Shareholders, and each of Symbion Health and Lantern has agreed to take certain steps to give effect to the Scheme.

D. If the Scheme becomes Effective, then:

(a) all the Scheme Shares will be transferred to Lantern and the Scheme Consideration will be provided to the Scheme Shareholders in accordance with the provisions of the Scheme; and

(b) Symbion Health will enter the name and address of Lantern in the Symbion Health Share Register as the holder of the Scheme Shares.

E. Lantern has entered into the Lantern Deed Poll for the purpose of covenanting in favour of Scheme Shareholders to perform the obligations contemplated of it under the Scheme.

1. Definitions and Interpretation

1.1 Definitions

In this document, unless the contrary intention appears or the context requires otherwise:

"**ASIC**" means the Australian Securities and Investments Commission.

"**ASX**" means ASX Limited ABN 98 008 624 691.

"**Business Day**" is any day that is both a Business Day within the meaning given in the Listing Rules and a day that banks are open for business in Melbourne, Australia.

"**Capital Reduction**" means an equal reduction of capital by Symbion Health in relation to its ordinary shares under section 256C of the Corporations Act and distribution *in specie* by Symbion Health of all of the Consideration Shares (or, to the extent that certain of the Consideration Shares are distributed to Participating Shareholders by way of the Share Distribution Dividend, all of the Consideration Shares which are not so distributed by way of the Share Distribution Dividend) to Participating Shareholders (or, in the case of Ineligible Overseas Shareholders, to a nominee in accordance with clause 5.8 of the Transaction Implementation Deed).

"CHESS" means the clearing house electronic sub-register system for the electronic transfer of securities operated by ASX Settlement and Transfer Corporation Pty Limited ABN 49 008 504 532.

"Conditions Precedent" means the conditions precedent to this Scheme set out in clause 2.1.

"Consideration Shares" means the Healthscope Shares as determined, allotted and issued to Symbion Health in accordance with clause 8 of the Transaction Implementation Deed and as provided for in the Diagnostics Sale and Purchase Agreement.

"Corporations Act" means the Corporations Act 2001 (Commonwealth).

"Court" means the Supreme Court of Victoria or such other court of competent jurisdiction Symbion Health and Lantern agree in writing.

"Diagnostics Shares" means all of the shares in the capital of, and any other equity interests or securities (including any options or other convertible securities) in, Symbion Healthcare Holdings Pty Limited ACN 078 954 631.

"Diagnostics Record Date" means 7:00 pm on the date which is 5 Business Days after the Symbion Health Meeting Date or such other date as agreed between the parties.

"Diagnostics Sale and Purchase Agreement" means the Share Sale and Purchase Deed between Symbion Health, Symbion CP Holdings Pty Ltd ACN 113 556 460, Symbion Pharmacy Services Pty Ltd ACN 000 875 034 and Healthscope, in the form of the draft document initialled by Symbion Health, Lantern and Healthscope for the purpose of identification (or in such other form as Symbion Health, Symbion CP Holdings Pty Ltd, Symbion Pharmacy Services Pty Ltd, Lantern (provided that agreement by Lantern is not required if the Implementation Deed has been terminated) and Healthscope agree in writing).

"Diagnostics Transaction" means the proposed transactions pursuant to which:

(a) Symbion Health will sell the Diagnostics Shares to Healthscope in accordance with the terms of the Transaction Implementation Deed and the Diagnostics Sale and Purchase Agreement following completion of the Restructure Agreement; and

(b) Symbion Health will distribute to the Participating Shareholders (or the nominee contemplated by clause 5.8 of the Transaction Implementation Deed) the Consideration Shares it receives pursuant to the Diagnostics Sale and Purchase Agreement by way of the Capital Reduction and the Share Distribution Dividend, in accordance with the terms of the Transaction Implementation Deed.

"Effective" means, when used in relation to this Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the orders of the Court made under section 411(4)(b) (and, if applicable, section 411(6)) of the Corporations Act in relation to the Scheme.

"Effective Date" means the date on which the Scheme becomes Effective.

"End Date" means 28 February 2008 or such later date as is agreed by Symbion Health and Lantern in writing.

"Explanatory Memorandum" means the information memorandum in respect of the Scheme approved by the Court under section 411(1) of the Corporations Act for distribution to Symbion Health Shareholders containing, among other things, the explanatory statement required by part 5.1 of the Corporations Act relating to the Scheme and a notice convening the Scheme Meeting.

"**Healthscope**" means Healthscope Limited ACN 006 405 152.

"**Healthscope Shares**" means fully paid ordinary shares in the capital of Healthscope.

"**Implementation Date**" means the date which is 3 Business Days after the Scheme Record Date, or such other date as Symbion Health and Lantern agree in writing.

"**Implementation Deed**" means the deed between Symbion Health and Lantern dated 8 October 2007 pursuant to which Symbion Health proposes to implement the Scheme.

"**Ineligible Overseas Shareholder**" means either of the following:

(a) a Symbion Health Shareholder (other than a U.S. Shareholder) whose address as shown in the Symbion Health Share Register at the Diagnostics Record Date is a place outside Australia and its external territories, unless Healthscope and Symbion Health are satisfied, acting reasonably, that the laws of that Symbion Health Shareholder's country of residence (as shown in the Symbion Health Share Register) permit the distribution *in specie* of Healthscope Shares to that Symbion Health Shareholder pursuant to the Capital Reduction and Share Distribution Dividend, either unconditionally or after compliance with conditions which Healthscope in its sole discretion regards as acceptable; or

(b) if an exemption from the registration requirements of the U.S. Securities Act of 1933 is not available for the distribution of the Consideration Shares pursuant to Rule 802 under the U.S. Securities Act of 1933, on terms reasonably acceptable to Healthscope and Symbion Health, a Symbion Health Shareholder who Symbion Health is aware, or has reason to believe, is a US Shareholder.

"**Lantern Deed Poll**" means the deed poll dated 8 October 2007 executed by Lantern in favour of the Scheme Shareholders (subject to any amendments permitted by its terms).

"**Listing Rules**" means the official listing rules of ASX.

"**Participating Shareholder**" means each person registered in the Symbion Health Share Register as the holder of Symbion Health Shares as at the Diagnostics Record Date.

"**Permitted Symbion Health Dividend**" means:

(a) the Symbion Health FY07 Dividend; and

(b) the Share Distribution Dividend.

"**Recapitalisation Steps**" means the steps, documents and other transactions set out in or contemplated by the Recapitalisation Steps Document.

"**Recapitalisation Steps Document**" means the document entitled 'Agreed Recapitalisation Steps' initialled by Symbion Health, Lantern and Healthscope for the purposes of identification (or such other substitute or replacement document agreed between Symbion Health, Lantern and Healthscope in writing).

"**Restructure Agreement**" means the document entitled 'Restructure Agreement' initialled by Symbion Health, Lantern and Healthscope for the purposes of identification (or such other substitute or replacement document agreed between Symbion Health, Lantern and Healthscope in writing).

"**Scheme**" means the scheme of arrangement under part 5.1 of the Corporations Act between Symbion Health and Symbion Health Shareholders as set out in this document, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act and agreed to by Lantern and Symbion Health.

"Scheme Consideration Aggregate" means an amount of $1.76693 multiplied by the aggregate number of Scheme Shares provided that this amount will be reduced by the aggregate cash amount of:

(a) any dividend declared, determined or paid by Symbion Health, during the period from (and including) the date of the Implementation Deed up to (and including) the Implementation Date other than a Permitted Symbion Health Dividend; and

(b) any payment made pursuant to clause 5.3(e) of the Implementation Deed.

"Scheme Consideration" means the consideration to be provided to Scheme Shareholders under the terms of this Scheme, for the transfer to Lantern of their Scheme Shares, ascertained in accordance with clause 5.

"Scheme Meeting" means the meeting of Symbion Health Shareholders ordered by the Court in relation to the Scheme to be convened under section 411(1) of the Corporations Act.

"Scheme Record Date" means 7.00 pm on the date which is 5 Business Days after the Effective Date.

"Scheme Shares" means the Symbion Health Shares on issue as at the Scheme Record Date.

"Scheme Shareholder" means each person registered in the Symbion Health Share Register as the holder of Scheme Shares as at the Scheme Record Date.

"Second Court Date" means the first day of hearing of an application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme or, if the hearing of such application is adjourned for any reason, means the first day of the adjourned hearing.

"Share Distribution Dividend" means the payment of a special dividend by Symbion Health by the distribution *in specie* by Symbion Health to Participating Shareholders (or, in the case of Ineligible Overseas Shareholders, to a nominee in accordance with clause 5.8 of the Transaction Implementation Deed) of that number of Consideration Shares the directors of Symbion Health resolve to distribute.

"Symbion Health Board" means the board of directors of Symbion Health.

"Symbion Health FY07 Dividend" means a fully franked dividend of $0.05 per Symbion Health Share declared and paid by Symbion Health in respect of the financial year ended 30 June 2007.

"Symbion Health Meeting Date" means the date that the meeting convened by Symbion Health for the purposes of Symbion Health Shareholders approving the Symbion Health Resolutions is held (or, if the meeting is opened and then adjourned, the date on which the voting on the Symbion Health Resolutions takes place (or is concluded, if later)).

"Symbion Health Share Register" means the register of members of Symbion Health maintained by or on behalf of Symbion Health in accordance with section 168(1) of the Corporations Act.

"Symbion Health Share Registry" means Link Market Services Limited, of Level 4, 333 Collins Street, Melbourne, Victoria, 3000.

"Symbion Health Shareholder" means a person who is registered in the Symbion Health Share Register as a holder of Symbion Health Shares.

"Symbion Health Shares" means fully paid ordinary shares in the capital of Symbion Health.

"Symbion Health Resolutions" means:

(a) **(Listing Rule 11.1)** if required by ASX, an ordinary resolution of Symbion Health Shareholders for the purposes of satisfying the requirements of ASX and the Listing Rules in relation to the Diagnostics Transaction under Listing Rule 11.1;

(b) **(Listing Rule 11.2)** if required by ASX, an ordinary resolution of Symbion Health Shareholders for the purposes of satisfying the requirements of ASX and the Listing Rules in relation to the Diagnostics Transaction under Listing Rule 11.2;

(c) **(Capital Reduction)** an:

(i) ordinary resolution of Symbion Health Shareholders approving the Capital Reduction for the purposes of section 256C(1) of the Corporations Act; and

(ii) ordinary resolution of Symbion Health Shareholders approving a resolution providing for the transfer of Consideration Shares, otherwise distributable to an Ineligible Overseas Shareholder under the Capital Reduction, to a nominee who is required to sell those Consideration Shares, and the payment of the proceeds of sale of those Consideration Shares to each Ineligible Overseas Shareholder; and

(d) any other approvals required by law, the Listing Rules, ASIC or ASX of Symbion Health Shareholders reasonably considered by Symbion Health as necessary in order to implement the Diagnostics Transaction.

"Transaction Implementation Deed" means the transaction implementation deed between Symbion Health and Healthscope dated on or about 8 October 2007.

"US Shareholder" means a Symbion Health Shareholder who:

(a) is a resident of, or a person in, the United States; or

(b) who holds Symbion Health Shares on behalf of a resident of, or a person in, the United States who beneficially owns Symbion Health Shares, but only with respect to such beneficially owned Symbion Health Shares and not with respect to any other holding of Symbion Health Shares beneficially owned by a person who is not a resident of, or a person in, the United States.

1.2 Interpretation

In this document, unless the contrary intention appears or the context requires otherwise:

(a) the singular includes the plural and vice versa;

(b) each gender includes each other gender;

(c) references to persons includes references to individuals, corporations, other bodies corporate or bodies politic;

(d) references to paragraphs or clauses are to a paragraph or clause of this document;

(e) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(f) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(g) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(h) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(i) a reference to any time is a reference to that time in Melbourne, Australia;

(j) a reference to "$" or "A$" is to the lawful currency of the Commonwealth of Australia;

(k) a reference to a document is that document as varied, novated, ratified or replaced from time to time;

(l) the interpretation of a substantive provision is not affected by any heading; and

(m) "**includes**" in any form is not a word of limitation.

1.3 Business Day

Except where otherwise expressly provided, where under this document the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing shall be done on the immediately preceding Business Day.

2. Conditions

2.1 Conditions Precedent to the Scheme

The Scheme is conditional upon, and will have no force or effect until, the satisfaction of each of the following conditions precedent, and the provisions of clauses 3, 4 and 5 will not come into effect unless and until each of these conditions precedent have been satisfied:

(a) as at 8.00 am on the Second Court Date each of the conditions precedent set out in clause 4.1 of the Implementation Deed (other than the condition precedent relating to the approval of the Court set out in clause 4.1(l) of the Implementation Deed) have been satisfied or waived in accordance with the terms of the Implementation Deed;

(b) as at 8.00 am on the Second Court Date the Implementation Deed has not been terminated;

(c) the Court approves this Scheme under section 411(4)(b) of the Corporations Act with or without modification;

(d) such other conditions made or required by the Court under section 411(6) of the Corporations Act in relation to the Scheme as are acceptable to Lantern and Symbion Health have been satisfied; and

(e) the coming into effect, pursuant to section 411(10) of the Corporations Act, of the orders of the Court made under section 411(4)(b) of the Corporations Act (and, if applicable, section 411(6) of the Corporations Act) in relation to the Scheme.

2.2 Certificates in relation to Conditions Precedent

On the Second Court Date:

(a) Symbion Health must provide to the Court a certificate (or such other evidence as the Court may request) confirming (in respect of matters within its knowledge) whether or not as at 8.00 am on the Second Court Date:

(i) the conditions precedent set out in clauses 4.1(a) **(Symbion Health Shareholder approval)**, 4.1(b) **(No Symbion Health Prescribed Occurrence)**, 4.1(c) **(Symbion Health Warranties)**, 4.1(d) **(Symbion Health Restructuring)**, 4.1(k) **(Independent Expert's Report)** and 4.1(n) **(TID)** of the Implementation Deed have been satisfied or waived; and

(ii) to the best of Symbion Health's knowledge the conditions precedent set out in clauses 4.1(e) **(Completion of Recapitalisation Steps)**, 4.1(i) **(No restraint)**, 4.1(j) **(ASX and ASIC approvals)**, 4.1(o) **(Financial assistance)**, and 4.1(p) **(No Symbion Health Material Adverse Change)** of the Implementation Deed have been satisfied or waived; and

(b) Lantern must provide to the Court a certificate (or such other evidence as the Court may request) confirming (in respect of matters within its knowledge) whether or not as at 8.00 am on the Second Court Date:

(i) the conditions precedent set out in clauses 4.1(f) **(No Lantern Prescribed Occurrence)**, 4.1(g) **(Lantern Warranties)**, 4.1(h) **(Lantern funding arrangements)** and 4.1(m) **(FIRB)** of the Implementation Deed have been satisfied or waived; and

(ii) to the best of Lantern's knowledge the conditions precedent set out in clauses 4.1(e) **(Completion of Recapitalisation Steps)**, 4.1(i) **(No restraint)**, 4.1(j) **(ASX and ASIC approvals)** and 4.1(o) **(Financial assistance)** of the Implementation Deed have been satisfied or waived.

2.3 Termination of Implementation Deed

Without limiting any rights under the Implementation Deed, in the event that the Implementation Deed is terminated in accordance with its terms before 8.00 am on the Second Court Date, Symbion Health, Lantern are each released from:

(a) any further obligation to take steps to implement the Scheme; and

(b) any liability with respect to the Scheme.

3. Scheme

3.1 Effective Date of the Scheme

Subject to clause 3.2, the Scheme will take effect on and from the Effective Date.

3.2 End Date

The Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before the End Date, or such later date as Symbion Health and Lantern agree in writing.

4. Implementation of Scheme

4.1 Lodgement

If the Conditions Precedent are satisfied, Symbion Health must lodge with ASIC in accordance with section 411(10) of the Corporations Act an office copy of the Court order approving the Scheme as soon as possible after, and in any event by no later than 4.00 pm on the Business Day following, the date on which the Court approves the Scheme or such other Business Day as Symbion Health and Lantern agree in writing.

4.2 Transfer of Scheme Shares

On the Implementation Date, subject to the provision of the Scheme Consideration in the manner contemplated by clauses 4.3, 4.4 and 5 and Lantern having provided Symbion Health with written confirmation thereof, all of the Scheme Shares will, together with all rights and entitlements attaching to the Scheme Shares, be transferred to Lantern without the need for any further act by any Scheme Shareholder (other than acts performed by Symbion Health or its directors as attorney or agent for Scheme Shareholders under this Scheme), by Symbion Health effecting a valid transfer or transfers of the Scheme Shares to Lantern under section 1074D of the Corporations Act or, if that procedure is not available for any reason, by:

(a) Symbion Health delivering to Lantern a completed share transfer form or forms (which may be a master transfer form) to transfer all of the Scheme Shares to Lantern duly executed by Symbion Health as the attorney and agent of each Scheme Shareholder under clause 8.1 of this Scheme;

(b) Lantern executing and delivering the share transfer form or forms to Symbion Health; and

(c) Symbion Health immediately after receipt of the share transfer form or forms under clause 4.2(b), entering, or procuring the entry of, the name and address of Lantern in the Symbion Health Share Register as the holder of all of the Scheme Shares.

4.3 Provision of Scheme Consideration

On the Implementation Date, in consideration for the transfer to Lantern of each Scheme Share Lantern will pay to each Scheme Shareholder such amount of Scheme Consideration as that Scheme Shareholder is entitled to under clause 5 for each Scheme Share registered in the name of that Scheme Shareholder in A$ by sending or procuring the despatch to each such Scheme Shareholder by prepaid post to his or her address recorded in the Symbion Health Share Register as at the Scheme Record Date, a pre-printed cheque for the amount of Scheme Consideration due to that Scheme Shareholder, as determined in accordance with the Scheme.

4.4 Joint holders

In the case of Scheme Shares held in joint names, any cheque required to be paid to Scheme Shareholders will be payable to the joint holders and will be forwarded to the holder whose name appears first in the Symbion Health Share Register as at the Scheme Record Date.

5. Scheme Consideration

5.1 Scheme Consideration

Subject to clauses 5.2 and 5.3, each Scheme Shareholder will be entitled to receive as Scheme Consideration, a cash amount equal to the Scheme Consideration Aggregate divided by the aggregate number of Scheme Shares on issue at the Scheme Record Date for each Scheme Share held by that Scheme Shareholder at the Scheme Record Date.

5.2 Fractional entitlements

If the number of Scheme Shares held by a Scheme Shareholder at the Scheme Record Date is such that the aggregate entitlement of that Scheme Shareholder to Scheme Consideration comprising cash is such that a fractional entitlement to a cent in cash arises, then the entitlement of that Scheme Shareholder must be rounded up or down, with any fractional entitlement of less than 0.5 being rounded down to the nearest whole cent and any fractional entitlement of 0.5 or more being rounded up to the nearest whole.

5.3 Shareholding splitting or division

If Lantern is of the opinion (acting reasonably) that two or more Scheme Shareholders (each of whom holds a number of Scheme Shares which results in rounding in accordance with clause 5.2) have, before the Scheme Record Date, been party to shareholding splitting or division in an attempt to obtain unfair advantage by reference to such rounding, Lantern may give notice to those Scheme Shareholders:

(a) setting out their names and registered addresses as shown in the Symbion Health Share Register;

(b) stating that opinion; and

(c) attributing to one of them specifically identified in the notice the Scheme Shares held by all of them,

and, after such notice has been given, the Scheme Shareholder specifically identified in the notice as the deemed holder of all the specified Scheme Shares will, for the purposes of the other provisions of this Scheme, be taken to hold all of those Scheme Shares and each of the other Scheme Shareholders whose names and registered addresses are set out in the notice will, for the purposes of the other provisions of this Scheme, be taken to hold no Scheme Shares. Lantern, in complying with the other provisions of this Scheme relating to it in respect of the Scheme Shareholder specifically identified in the notice as the deemed holder of all the specified Scheme Shares, will be taken to have satisfied and discharged its obligations to the other Scheme Shareholders named in the notice under the terms of this Scheme.

6. Dealings in Symbion Health Shares

6.1 Dealings in Symbion Health Shares by Scheme Shareholders

For the purposes of establishing who are Scheme Shareholders, dealings in Symbion Health Shares will be recognised by Symbion Health provided that:

(a) in the case of dealings of the type to be effected on CHESS, the transferee is registered in the Symbion Health Share Register as the holder of the relevant Symbion Health Shares by the Scheme Record Date; and

(b) in all other cases, registrable transfers or transmission applications in respect of those dealings are received at the place where the Symbion Health Share Register is kept by 5:00 pm on the day which is the Scheme Record Date (in which case Symbion Health must register such transfers before 7:00 pm on that day),

and Symbion Health will not accept for registration, or recognise for the purpose of establishing who are Scheme Shareholders, any transmission application or transfer in respect of Symbion Health Shares received after such times on the Scheme Record Date.

6.2 Symbion Health Share Register

Symbion Health will, until the Scheme Consideration has been paid and Lantern has been entered in the Symbion Health Share Register as the holder of all of the Scheme Shares, maintain the Symbion Health Share Register in accordance with the provisions of this clause 6 and the Symbion Health Share Register in this form and the terms of this Scheme will solely determine entitlements to the Scheme Consideration.

6.3 Information to be made available to Lantern

Symbion Health must procure that as soon as practicable following the Scheme Record Date, details of the names, registered addresses and holdings of Symbion Health Shares of every Scheme Shareholder shown in the Symbion Health Share Register at the Scheme Record Date are made available to Lantern in such form as Lantern may reasonably require.

6.4 Effect of share certificates and holding statements

As from the Scheme Record Date (and other than for Lantern following the Implementation Date), all share certificates and holding statements for the Scheme Shares will cease to have effect as documents of title, and each entry on the Symbion Health Share Register at that date will cease to have any effect other than as evidence of entitlement to the Scheme Consideration.

6.5 No disposals after Scheme Record Date

If the Scheme becomes Effective, a Scheme Shareholder, and any person claiming through that Scheme Shareholder, must not dispose of or purport or agree to dispose of any Scheme Shares or any interest in them after the Scheme Record Date.

7. Suspension and termination of quotation

Symbion Health must apply to ASX:

(a) for suspension of trading of the Symbion Health Shares on ASX with effect from the close of business on the Effective Date; and

(b) for termination of official quotation of the Symbion Health Shares on ASX and the removal of Symbion Health from the official list of ASX with effect from the Business Day immediately following the Implementation Date.

8. General Scheme provisions

8.1 Appointment of agent and attorney

Each Scheme Shareholder, without the need for any further act, irrevocably appoints Symbion Health as its agent and attorney for the purpose of:

(a) executing any document or form or doing any other act necessary to give effect to the terms of the Scheme including, without limitation, the execution of the share transfer(s) to be delivered under clause 4.2(a) and the giving of the Scheme Shareholders' consent under clause 8.3; and

(b) enforcing the Lantern Deed Poll against Lantern,

and Symbion Health accepts such appointment. Symbion Health, as agent of each Scheme Shareholder, may sub-delegate its functions, authorities or powers under this clause 8.1 to all or any of its directors and officers (jointly, severally, or jointly and severally).

8.2 Enforcement of Lantern Deed Poll

Symbion Health undertakes in favour of each Scheme Shareholder that it will enforce the Lantern Deed Poll against Lantern, on behalf of and as agent and attorney for the Scheme Shareholders.

8.3 Scheme Shareholders' consent

Each Scheme Shareholder irrevocably:

(a) consents to Symbion Health and Lantern doing all things and executing all deeds, instruments, transfers or other documents as may be necessary, incidental or expedient to the implementation and performance of the Scheme; and

(b) acknowledges that the Scheme binds Symbion Health and all of the Symbion Health Shareholders from time to time (including those who do not attend the Scheme Meeting, do not vote at that meeting or vote against the Scheme).

8.4 Scheme Shareholder's agreements

Under the Scheme each Scheme Shareholder agrees to the transfer of their Scheme Shares, together with all rights and entitlements attaching to those Scheme Shares, to Lantern in accordance with the terms of the Scheme.

8.5 Warranty by Scheme Shareholders

Each Scheme Shareholder is deemed to have warranted to Lantern that all their Scheme Shares (including any rights and entitlements attaching to those shares) will, at the date of the transfer of them to Lantern, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to sell and to transfer their Scheme Shares together with any rights and entitlements attaching to such shares.

8.6 Title to Scheme Shares

Lantern will be beneficially entitled to the Scheme Shares transferred to it under this Scheme pending registration by Symbion Health of Lantern in the Symbion Health Share Register as the holder of the Scheme Shares.

8.7 Alterations and Conditions

Symbion Health may, by its counsel or solicitors, and with the consent of Lantern, consent on behalf of all persons concerned, including a Scheme Shareholder, to any modification of or amendment to the Scheme which the Court thinks fit to impose.

8.8 Notices

Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to Symbion Health, it will not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Symbion Health's registered office or at the Symbion Health Share Registry as the case may be.

8.9 Inconsistencies

This Scheme binds Symbion Health and all Symbion Health Shareholders, and to the extent of any inconsistency, overrides the Symbion Health constitution.

8.10 Further assurance

Symbion Health will execute all documents and do all acts and things as may be necessary or expedient for the implementation of, and performance of its obligations under, the Scheme.

8.11 Stamp Duty

Lantern will pay any stamp duty payable on the transfer by Scheme Shareholders of the Scheme Shares to Lantern.

8.12 Governing Law

This Scheme is governed by the laws of the State of Victoria. The parties submit to the non-exclusive jurisdiction of the courts of Victoria, Australia for any proceedings in connection with the Scheme.

Contents

Annexure B - Lantern Deed Poll

Legal\105159802.4

Deed poll made on **2007**

Parties **Lantern Bidco Pty Limited ACN 127 183 886** of Pier 2/3, Suite 7, 13 Hickson Road, Sydney, NSW 2000 (**"Lantern"**)

In favour of **Each holder of fully paid ordinary shares in the capital of Symbion Health Limited ACN 004 073 410** (**"Symbion Health"**) on issue as at 7:00 pm on the Scheme Record Date (**"Scheme Shareholders"**)

Recitals

A. Symbion Health and Lantern have entered into a scheme implementation deed dated 8 October 2007 (the **"Implementation Deed"**).

B. Symbion Health has agreed in the Implementation Deed to propose a scheme of arrangement between Symbion Health and the holders of fully paid ordinary shares in Symbion Health, the effect of which will be that Lantern acquires all of the Scheme Shares from Scheme Shareholders for the Scheme Consideration.

C. Lantern is entering into this deed poll to covenant in favour of Scheme Shareholders that it will observe and perform its obligations under the Scheme, as if named as a party to the Scheme.

1. Definitions and interpretations

1.1 Definitions

In this deed poll:

(a) **"Scheme"** means the proposed scheme of arrangement under Part 5.1 of the Corporations Act between Symbion Health and the Scheme Shareholders, a copy of which is annexed to this deed poll; and

(b) capitalised terms have the meaning given to them in the Scheme, unless the context requires otherwise.

1.2 Interpretation

In this deed poll, unless the contrary intention appears or the context requires otherwise:

(a) the singular includes the plural and vice versa;

(b) each gender includes each other gender;

(c) references to persons includes references to individuals, corporations, other bodies corporate or bodies politic;

(d) references to paragraphs or clauses are to a paragraph or clause of this deed poll;

(e) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(f) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(g) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(h) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(i) a reference to any time is a reference to that time in Melbourne, Australia;

(j) a reference to "$" or "A$" is to the lawful currency of the Commonwealth of Australia;

(k) a reference to a document is to that document as varied, novated, ratified or replaced from time to time;

(l) the interpretation of a substantive provision is not affected by any heading; and

(m) "includes" in any form is not a word of limitation.

1.3 Nature of deed poll

Lantern acknowledges that:

(a) this deed poll may be relied on and enforced by any Scheme Shareholder in accordance with its terms even though the Scheme Shareholders are not party to it; and

(b) under the Scheme, each Scheme Shareholder appoints Symbion Health as its agent and attorney to enforce this deed poll against Lantern.

2. Conditions

2.1 Conditions Precedent

Lantern's obligations under this deed poll are subject to the Scheme becoming Effective.

2.2 Termination

If the Implementation Deed is terminated or the Scheme does not become Effective on or before the End Date, the obligations of Lantern under this deed poll automatically terminate and the terms of this deed poll will be of no further force or effect, unless Symbion Health and Lantern otherwise agree in accordance with the Implementation Deed.

2.3 Consequences of termination

If this deed poll is terminated under clause 2.2, then in addition and without prejudice to any other rights, powers or remedies available to it, Lantern is released from its obligations to further perform this deed poll except those obligations under clause 6.1 and any other obligations which by their nature survive termination.

3. Compliance with Scheme obligations

3.1 Scheme Consideration

Subject to clause 2, in consideration for the transfer to Lantern of each Scheme Share, on the Implementation Date, Lantern will pay to each Scheme Shareholder such amount of Scheme Consideration as that Scheme Shareholder is entitled to for each Scheme Share held by them in accordance with the terms of the Scheme.

3.2 Manner and timing of satisfaction

Pursuant to and subject to the Scheme and subject to clause 2 of this deed poll, the obligations of Lantern to provide the Scheme Consideration to each applicable Scheme Shareholder will be satisfied by Lantern complying with its obligations under clauses 4.3 and 5 of the Scheme.

3.3 Other obligations of Lantern

Subject to clause 2 Lantern:

(a) must pay the Scheme Consideration to each Scheme Shareholder in accordance with clauses 4.3 and 5 of the Scheme; and

(b) covenants in favour of the Scheme Shareholders to perform all other obligations that are attributed to it under the Scheme, as if named as a party to the Scheme.

4. Warranties

Lantern represents and warrants that:

(a) it is a validly existing corporation registered under the laws of its place of incorporation;

(b) the execution and delivery by it of this deed poll has been properly authorised by all necessary corporate action and it has full corporate power and lawful authority to perform or cause to be performed its obligations under this deed poll and to carry out or cause to be carried out the transactions contemplated by this deed poll; and

(c) this deed poll will constitute legally, valid and binding obligations on it enforceable in accordance with its terms (subject to any necessary stamping) and does not conflict with or result in a breach of or default under:

    (i) the constitution or equivalent constituent documents of it or any of its Related Bodies Corporate; or

    (ii) any writ, order or injunction, judgment, law, rule or regulation to which it is party, or by which it is bound.

5. Continuing obligations

This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(a) Lantern has fully performed its obligations under this deed poll; or

(b) the earlier termination of this deed poll under clause 2.2.

6. General

6.1 Stamp duty

Lantern will:

(a) pay or procure the payment of all stamp duties and any related fines and penalties in respect of the Implementation Deed, this deed poll, the performance of this deed poll and each transaction effected by or made under this deed poll; and

(b) indemnify each Scheme Shareholder against any liability arising from failure to comply with clause 6.1(a).

6.2 Waiver

(a) Waiver of any right arising from a breach of this deed poll or of any right power, authority, discretion or remedy arising upon default under this deed poll must be in writing and signed by the party granting the waiver.

(b) A failure or delay in exercise, or partial exercise, of:

(i) a right arising from a breach of this deed poll; or

(ii) a right, power, authority, discretion or remedy created or arising upon default under this deed poll,

does not result in a waiver of that right, power, authority, discretion or remedy.

(c) A party is not entitled to rely on a delay in the exercise or non-exercise of a right, power, authority, discretion or remedy arising from a breach of this deed poll or on a default under this deed poll as constituting a waiver of that right, power. authority, discretion or remedy.

(d) A party may not rely on any conduct of another party as a defence to the exercise of a right, power, authority, discretion or remedy by that other party.

(e) This clause may not itself be waived except in writing.

6.3 Variation

A provision of this deed poll may not be varied unless:

(a) before the Second Court Date, the variation is agreed to in writing by Symbion Health; or

(b) on or after the Second Court Date, the variation is agreed to in writing by Symbion Health and is approved by the Court,

in which event Lantern will enter into a further deed poll in favour of the Scheme Shareholders giving effect to such amendment or variation.

6.4 Cumulative rights

The rights, powers and remedies of Lantern and each Scheme Shareholder under this deed poll are cumulative and do not exclude any other rights, powers or remedies provided by the law independently of this deed poll.

6.5 Assignment

The rights and obligations of Lantern and the rights of each Scheme Shareholder under this deed poll are personal and must not be assigned, charged or otherwise dealt with at law or in equity.

6.6 Further action

Lantern will promptly do all things and execute and deliver all further documents required by law to give effect to this deed poll.

7. Governing law and jurisdiction

(a) This deed poll is governed by the laws of the State of Victoria.

(b) Lantern irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of the State of Victoria for any proceedings in connection with this deed poll.

Executed as a deed poll.

Executed by **Lantern Bidco Pty Limited ACN 127 183 886** by or in the presence of:

Signature of Director	Signature of Secretary/other Director
Name of Director in full	Name of Secretary/other Director in full

Contents

Annex C

10


symbion
Health

Symbion Health Limited

Revised transactions with Healthscope and the Ironbridge/Archer Consortium ("IAC")

8 October 2007

Robert Cooke, Managing Director & CEO
Mark Hooper, Chief Financial Officer



Agenda

- Introduction
- Diagnostics Proposal
- C&P Proposal
- Comparison of the Revised Proposal to the Original Proposal
- Ability to revert to the Original Proposal
- Indicative timetable





Introduction



Background

- Strong support from shareholders (other than Primary Health Care) for the proposed merger with Healthscope put to shareholders on 11 September 2007 (“Original Proposal”)
- The Symbion Health Board thoroughly assessed all alternatives currently available, including continuing as a stand alone company
- The Symbion Health Board also had regard to the voting results which provided a strong mandate to consider alternative proposals that have the potential to deliver a similar outcome for shareholders
- **The Symbion Health Board believes the outcome of the Revised Proposal has the ability to substantially replicate the outcome of the Original Proposal and is in the best interests of Symbion Health shareholders in the absence of a superior proposal and subject to the receipt of satisfactory reports from the independent expert**

Overview of the Revised Proposal

Diagnostics Proposal

Symbion Health sells its Diagnostics Business to Healthscope.

Symbion Health shareholders receive between 0.4089 and 0.4642 Healthscope shares with an implied value of between $2.46 and $2.66 per Symbion Health share.[1]



C&P Proposal

EITHER

$1.77 cash per Symbion Health share[2] if the IAC scheme of arrangement is completed.

OR

Symbion Health shareholders retain their shares in Symbion Health (which owns the C&P Businesses).

1. The actual number of new Healthscope shares which will be issued to Symbion Health shareholders will depend on the Healthscope VWAP. Assumes that the Healthscope VWAP is between $5.30 and $6.51 and that the new Healthscope shares are valued at a price equal to the Healthscope VWAP. The Healthscope VWAP refers, in general terms, to the average of the daily volume weighted average prices for Healthscope shares on ASX during the Healthscope VWAP period, being the 10 trading days before the Symbion Health Shareholder meeting to approve the Diagnostics Proposal. The actual value of the consideration will be determined by the new Healthscope VWAP and the price at which new Healthscope shares trade.
2. Actual value is $1.76693.



Overview of the Revised Proposal

- Implied value of between $4.23 to $4.43 (excluding the Symbion Health 2007 final dividend)[1]
- Implemented in two contemporaneous stages:
  - Acquisition of Symbion Health's pathology, diagnostic imaging and medical centres businesses by Healthscope (the "Diagnostics Proposal")
  - Acquisition of Symbion Health (which at the time owns the consumer and pharmacy services businesses) by the IAC Consortium via a scheme of arrangement (the "C&P Proposal")
- **Symbion Health Directors unanimously recommend the Revised Proposal in the absence of a superior proposal and subject to receipt of independent expert's reports confirming that the Diagnostics Proposal is in the best interests of, or fair and reasonable for, Symbion Health shareholders and the C&P Proposal is in the best interests of Symbion Health shareholders**
- Symbion Health Directors can consider competing proposals for the Diagnostics Business, the Consumer and Pharmacy Services Businesses, or Symbion Health as a whole
- If Primary Health Care is prepared to support the Original Proposal, Symbion Health, Healthscope and the IAC Consortium have agreed they will revert to the Original Proposal, rather than proceeding with the Revised Proposal

1. Assumes that the Healthscope VWAP is between $5.30 and $6.51, that the new Healthscope shares are valued at a price equal to the Healthscope VWAP and the C&P Proposal is completed. The Healthscope VWAP refers, in general terms, to the average of the daily volume weighted average prices for Healthscope shares on ASX during the Healthscope VWAP period, being the 10 trading days before the Symbion Health Shareholder meeting to approve the Diagnostics Proposal. The actual value of the consideration will be determined by the new Healthscope VWAP and the price at which new Healthscope shares trade.



Compelling strategic rationale unchanged

- Creation of Australia's leading healthcare services company
  - #1 pathology provider
  - #2 private hospital provider
  - Leading positions in diagnostic imaging and medical centres
- Healthscope expects cost synergies of $77 million per annum, to be realised progressively over three years[1]
- Symbion Health shareholders have the opportunity to share in the expected benefits of these cost synergies by receiving Healthscope shares
- Opportunity for Symbion Health shareholders to realise an attractive value for the Consumer and Pharmacy Services Businesses

1. Healthscope has revised the estimate of cost synergies from $79 million per annum (as was disclosed in the Symbion Health Explanatory Memorandum dated 3 August 2007) to $77 million per annum to reflect the impact of divestments that will be made as part of the ACCC undertakings.



Strong financial rationale remains

- Attractive value
  - Implied value of $4.23 to $4.43[1]
  - Represents a value reduction of only approximately 9 cents per share (or less than 2%) compared to the Original Proposal[2]
- 21% to 27% premium to Symbion Health's 3 month undisturbed VWAP[3]
- Expected strong EPS accretion to Symbion Health shareholders
  - Pro-forma EPS (before non recurring items) is expected to increase by 34%[4]
- Symbion Health shareholders would own 53–56%[5] of the merged group
- Enterprise value attributed to Symbion Health represents a 2007 EBITDA multiple of between 14.1x and 14.6x

1. Assumes that the Healthscope VWAP is between $5.30 and $6.51, that the new Healthscope shares are valued at a price equal to Healthscope VWAP and the C&P Proposal completes. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which new Healthscope shares trade.
2. Excluding the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007.
3. Symbion Health's 3 month undisturbed VWAP is $3.49, being the volume weighted average price of Symbion Health shares over the 3 months prior to 29 January 2007, the day on which Symbion Health announced that it had received a non-binding, indicative proposal from Primary Health Care.
4. Based on Symbion Health and Healthscope financial information for the year ended 30 June 2007 and assuming a Healthscope VWAP of $5.76, cost of incremental funding of 7.4% per annum and the achievement of $77 million of annual cost synergies, which are assumed to be achieved in the year ended 30 June 2007 (excludes transaction costs). Analysis assumes that Symbion Health shareholders retain their Healthscope shares and use the cash component of the consideration to acquire Healthscope shares on market at the Healthscope VWAP (assuming no additional tax impact and no transaction costs).
5. These percentages do not take into account that new Healthscope shares issued to ineligible overseas shareholders will not be issued to them and will be sold.





Diagnostics Proposal



Overview of the Diagnostics Proposal

- Sale of the subsidiary owning Symbion Health's pathology, diagnostic imaging and medical centres businesses ("Diagnostics Business") to Healthscope in exchange for shares in Healthscope
  - Symbion Health's corporate functions also transferred to Healthscope
- Requires approval by an ordinary resolution (50%) of Symbion Health shareholders
- Healthscope to issue between 266m and 302m shares[1] to Symbion Health shareholders
  - Same range as under the Original Proposal. Further details are set out in the Appendix
- Symbion Health distributes the Healthscope shares to Symbion Health shareholders
  - Symbion Health shareholders would own 53-56% of the merged group[2]
- For illustrative purposes, using values based on the year ended 30 June 2007, when the Symbion Health subsidiary which owns the Diagnostics Business is transferred to Healthscope, that company's net debt is approximately $914 million and Healthscope assumes that debt[3]
- Accordingly, the enterprise value attributable to the Diagnostics Business is between approximately $2,516 million and $2,646 million[3]
  - Represents a 2007 EBITDA multiple of between 15.6x and 16.4x (pre-synergies) and 10.6x and 11.1x (post synergies)

1. The actual number of Healthscope shares which will be issued to Symbion Health shareholders will depend on the Healthscope VWAP.
2. These percentages do not take into account that new Healthscope shares issued to ineligible overseas shareholders will not be issued to them and will be sold.
3. Indicative value only and excludes transaction costs. Values relate to the year ended 30 June 2007 (adjusted for the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007) and final values will depend on the relevant balances at completion and other items.

Overview of the Diagnostics Proposal



- Key conditions precedent for the Diagnostics Proposal include:
  - Approval by ordinary resolution (50%) of Symbion Health shareholders and Healthscope shareholders and all necessary ASX and ASIC approvals
  - Symbion Health's independent expert concluding that the Diagnostics Proposal is in the best interests of, or is fair and reasonable for, Symbion Health shareholders
  - Receipt of satisfactory ATO rulings confirming the availability of capital gains tax rollover relief and demerger relief
  - No Symbion Health or Healthscope "Prescribed Occurrence" or "Material Adverse Change"
  - The S&P/ASX 200 not falling 15% below the level at close of trading on 28 May 2007 on 5 of the 10 days during the Healthscope VWAP Period
- The Diagnostics Proposal is not conditional on implementation of the C&P Proposal





C&P Proposal



Overview of the C&P Proposal

- IAC Consortium will acquire Symbion Health, which then comprises the Consumer and Pharmacy Services Businesses, for approximately $1,148 million cash
- The transaction will be implemented via a scheme of arrangement, requiring approval from Symbion Health shareholders (75% of the votes cast and more than 50% of the shareholders voting) and approval by the Court
- For illustrative purposes, using values based on the year ended 30 June 2007, when the C&P Proposal is implemented, Symbion Health's net cash position is approximately $338 million plus average securitisation of approximately $252 million, implying an enterprise value of $1,062 million[1]
  - Represents a 2007 pro-forma EBITDA multiple of 11.9x
- C&P Proposal is conditional on implementation of the Diagnostics Proposal (or a corresponding, but superior, proposal for the Diagnostics Business)

1. Indicative value only and excludes transaction costs. Values relate to the year ended 30 June 2007 (adjusted for the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007) and final values will depend on the relevant balances at completion and other items.



Overview of the C&P Proposal

- Key conditions precedent for the C&P Proposal include:
  - Approval by the holders of at least 75% of the Symbion Heath shares voted at the shareholder meeting and at least 50% of the shareholders who vote at the shareholder meeting
  - Approval of certain financial assistance by special resolution (75%) of Symbion Health shareholders
  - Court approval and any necessary ASX and ASIC approvals
  - Symbion Health's independent expert confirming the C&P Proposal is in the best interests of Symbion Health shareholders
  - Completion of the Diagnostics Proposal (or a corresponding, but superior, proposal for the Diagnostics Business)
  - No Symbion Health "Prescribed Occurrence" or "Material Adverse Change"
  - No IAC Consortium "Prescribed Occurrence"

Consequences if the C&P Proposal is not implemented



- If the C&P Proposal is not implemented, Symbion Health (which at the relevant time comprises the Consumer and Pharmacy Services Businesses) would remain listed on the ASX
  - A focused consumer and pharmacy services company with 2007 pro-forma EBIT of $80 million
  - Market leading positions and strong business fundamentals
- Assuming a 2007 pro-forma net debt / EBITDA (including securitisation) of approximately 3.0x, Symbion Health would have approximately $353 million of surplus debt capacity[1]
- In these circumstances, Symbion Health would consider ways of distributing approximately $353 million[1] of surplus capital to shareholders, as well as potential acquisition opportunities

1. Indicative value only and excludes transaction costs. Values relate to the year ended 30 June 2007 (adjusted for the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007) and final values will depend on the relevant balances at completion and other items.





Comparison of the Revised Proposal to the Original Proposal

Comparison of the Revised Proposal to the Original Proposal



	Revised Proposal	Original Proposal
Consideration	• Implied value of \$4.23 to \$4.43 (excluding the \$0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007)	• Implied value of between \$4.31 and \$4.51 (excluding the 2007 final dividend paid on 28 September)
Approval thresholds	• Ordinary resolution (50%) of Symbion Health shareholders for the Diagnostics Proposal • Ordinary resolution (50%) of Healthscope shareholders for the Diagnostics Proposal • 75% of Symbion Health shareholder votes and more than 50% of shareholders voting, for the C&P Proposal	• 75% of Symbion shareholder votes and more than 50% of shareholders voting
Symbion shareholders	• 53-56% ownership of new Healthscope	• 53-56% ownership of new Healthscope
Cost synergies	• \$77 million expected by Healthscope by 2010[1]	• \$79 million expected by Healthscope (less impact of ACCC divestments)
Consideration alternatives	• All shareholders will receive the same consideration	• 3 consideration alternatives – Standard Consideration, Maximum Cash and Maximum Shares
Capacity to consider superior proposals	• Diagnostics Business only – until Diagnostics Proposal shareholder meeting; or • C&P Businesses only (conditional on the sale of the Diagnostics Business) – until C&P Proposal scheme meeting; or • Whole company – until Diagnostics Proposal shareholder meeting	• C&P Businesses only – for 3 weeks from announcement • Whole company – until scheme meeting

1. Healthscope has revised the estimate of cost synergies from \$79 million per annum (as was disclosed in the Symbion Health Explanatory Memorandum dated 3 August 2007) to \$77 million per annum to reflect the impact of divestments that will be made as part of the ACCC undertakings.

Comparison of the Revised Proposal to the Original Proposal



	Cash consideration[1]	Healthscope shares[1,2]	Total per share[1,2]
Cash consideration	$1.90	$2.46-$2.66	$4.36-$4.56
Less 2007 final dividend	($0.05)		($0.05)
Original Proposal (excluding the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007)	**$1.85**	**$2.46-$2.66**	**$4.31-$4.51**
Less value reduction on Diagnostics Proposal	($0.05)		($0.05)
Less value reduction on C&P Proposal	($0.04)		($0.04)
Revised Proposal (excluding the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007)	**$1.77[3]**	**$2.46-$2.66**	**$4.23-$4.43**

1. Values have been rounded to two decimal places.
2. Assumes that the Healthscope VWAP is between $5.30 and $6.51, that the new Healthscope shares are valued at a price equal to the Healthscope VWAP and that the C&P Proposal is completed. The Healthscope VWAP, refers, in general terms to the average of the daily volume weighted average prices for Healthscope shares on ASX during the Healthscope VWAP period, being the 10 trading days prior to the meeting to approve the Diagnostics Proposal. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which new Healthscope shares trade.
3. Actual value is $1.76693.

Ability to consider competing proposals



- Under the Revised Proposal, the ability for Symbion Health to consider competing proposals has been further enhanced
- Symbion Health can consider competing proposals for
  - just the Diagnostics Business; or
  - just the Consumer and Pharmacy Businesses (conditional on the sale of the Diagnostics Business); or
  - for Symbion Health
- The tax implications of any competing proposal would need to be considered
  - if a competing proposal for the Diagnostics Business included share consideration, satisfactory tax rulings might be required
  - if a competing proposal for the Diagnostics Business included cash consideration, the tax implications of the disposal of the Diagnostics Business and the distribution of cash to Symbion Health shareholders would also need to be considered



Ability to revert to the Original Proposal



Ability to revert to the Original Proposal

- Although the Symbion Board considers that the Revised Proposal is superior to the other alternatives currently available to Symbion Health, it believes that the Original Proposal is superior to the Revised Proposal. However, the Symbion Health Board recognises that shareholders are unlikely to benefit from the Original Proposal while Primary Health Care remains opposed to it
- Consequently, Symbion Health has agreed with Healthscope and the IAC Consortium to seek to implement the Original Proposal if Primary Health Care commits to supporting the Original Proposal in a timely manner
- If Primary Health Care makes a public and legally binding commitment (in a form acceptable to Symbion Health, Healthscope and the IAC Consortium) to support the Original Proposal before 12 noon (Melbourne time) on the fifth day after shareholder documentation for the Revised Proposal is released on the ASX, Symbion Health, Healthscope and the IAC Consortium will seek to implement the Original Proposal

Indicative timetable



Explanatory Memorandum despatched to shareholders	31 October
Symbion Health shareholder meetings	30 November
Record date for Diagnostics Proposal	7 December
Diagnostics Proposal completes, Healthscope shares distributed to Symbion Health shareholders	11 December
Record date for C&P Proposal (IAC scheme)	21 December
C&P Proposal completes, cash consideration paid to shareholders	28 December

Note: this indicative timetable is subject to change



Appendix: Details of the structure of the Revised Proposal

Details of the structure of the Revised Proposal

Healthscope VWAP	Healthscope shares issued per Symbion Health share	Pro-forma Symbion Health shareholder ownership in Healthscope	Implied value of the Healthscope shares received under the Diagnostics Proposal[1]		Value of the cash received under the C&P Proposal[2]		Implied value of the Revised Proposal[1, 2]
$5.30	0.4642	55.9%	$2.46	+	$1.77	=	$4.23
$5.40	0.4556	55.4%	$2.46	+	$1.77	=	$4.23
$5.50	0.4473	55.0%	$2.46	+	$1.77	=	$4.23
$5.60	0.4393	54.5%	$2.46	+	$1.77	=	$4.23
$5.70	0.4393	54.5%	$2.50	+	$1.77	=	$4.27
$5.80	0.4393	54.5%	$2.55	+	$1.77	=	$4.31
$5.90	0.4393	54.5%	$2.59	+	$1.77	=	$4.36
$6.00	0.4393	54.5%	$2.64	+	$1.77	=	$4.40
$6.05	0.4393	54.5%	$2.66	+	$1.77	=	$4.42
$6.06	0.4389	54.5%	$2.66	+	$1.77	=	$4.43
$6.10	0.4361	54.3%	$2.66	+	$1.77	=	$4.43
$6.20	0.4290	53.9%	$2.66	+	$1.77	=	$4.43
$6.30	0.4222	53.5%	$2.66	+	$1.77	=	$4.43
$6.40	0.4156	53.2%	$2.66	+	$1.77	=	$4.43
$6.50	0.4092	52.8%	$2.66	+	$1.77	=	$4.43
$6.51	0.4089	52.7%	$2.66	+	$1.77	=	$4.43
$6.60	0.4089	52.7%	$2.70	+	$1.77	=	$4.47
$6.70	0.4089	52.7%	$2.74	+	$1.77	=	$4.51

1. Valuing the Healthscope shares at the Healthscope VWAP. The actual value will also be determined by the price at which Healthscope share trade.
2. Actual value is $1.76693.
3. Dollar amounts have been rounded to the nearest cent.

Annex C

11


symbion
Health

ASX and Media Release
25 September 2007

SYMBION HEALTH'S CONTINUING DISCUSSIONS WITH HEALTHSCOPE

Symbion Health Limited ("Symbion Health") notes the announcement made today by Primary Health Care Limited ("Primary") in relation to the discussions between Symbion Health and Healthscope Limited ("Healthscope").

The original proposal to merge Symbion Health with Healthscope represented excellent value for Symbion Health shareholders. In voting against that merger, Primary Health Care deprived all Symbion Health shareholders of the benefits of that transaction.

The overwhelming support from Symbion Health shareholders (other than Primary Health Care) for the original merger provides a strong mandate for Symbion Health to work with Healthscope on an alternative transaction.

Since the Symbion Health shareholder meeting, Symbion Health has evaluated all alternatives which are currently available and has decided that continuing discussions with Healthscope is currently in the best interests of Symbion Health shareholders.

It has always been open to anyone to put forward a proposal to Symbion Health. It is still open to anyone (including Primary Health Care) to do so.

Despite Primary Health Care stating that it continues to consider its options in relation to its investment in Symbion, no proposal has been received from Primary Health Care since it announced that it had acquired a shareholding in Symbion Health in January 2007.

If Primary Health Care is able to put a detailed proposal to Symbion Health, Symbion Health will consider any such proposal and, if the Symbion Health Board forms the view that it is in the best interests of Symbion Health shareholders to do so, Symbion Health will be in a position to constructively engage with Primary Health Care in relation to any such proposal.

Symbion Health has the ability to endorse a proposal from Primary Health Care without triggering the obligation to pay a break fee to Healthscope. However, Symbion Health will only seek to endorse such a proposal from Primary Health Care if the Symbion Health Board forms the view that it is in the best interests of Symbion Health shareholders to do so.

In the meantime, Symbion Health will continue its discussions with Healthscope in relation to an alternative transaction because that is in the best interests of Symbion Health shareholders having regard to the alternatives which are currently available. Symbion Health will only seek to implement such an alternative transaction with Healthscope (including such exclusivity, break fee and other arrangements as appropriate) if to do so is in the best interests of Symbion Health shareholders.

Symbion Health believes that the market for its shares is fully informed and Symbion Health is in compliance with its obligations under the ASX Listing Rules.

Symbion Health will continue to keep the market fully informed in relation to any material developments and will provide its shareholders with additional information in relation to any alternative transaction.

For further information please contact:
Symbion Health
Caroline Ingham
Investor Relations Manager
Symbion Health Limited
Ph: +61 3 9918 2802
Mob: +61 419 526 355

Annex C

12

PRIMARY HEALTH CARE LIMITED
(ACN 064 530 516)
LEVEL 1, 30-38 SHORT STREET
LEICHHARDT NSW 2040
TEL: (02) 9561 3300 FAX: (02) 9561 3302

YOUR REF:
OUR REF:

25 September 2007

ASX Limited
COMPANY ANNOUNCEMENTS OFFICE
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

Please refer to attached Media Release for immediate release to the market.

Yours faithfully



Andrew Duff
Company Secretary

PRIMARY HEALTH CARE LIMITED
(ACN 064 530 516)
LEVEL 1, 30-38 SHORT STREET
LEICHHARDT NSW 2040
TEL: (02) 9561 3300 FAX: (02) 9561 3302

Media Release

25 September 2007

Symbion – Continued discussions with Healthscope

On 11 September 2007, the proposed acquisition by Healthscope Limited ("Healthscope") of Symbion Health Limited ("Symbion") was rejected by Symbion shareholders.

Primary Health Care Limited ("Primary") notes the announcement from Symbion on 19 September 2007 that discussions are continuing between Symbion and Healthscope in relation to an alternative proposal. Primary is of the view that the Symbion announcement does not address a number of key outstanding questions and issues which are relevant to Symbion shareholders remaining fully informed.

Primary yesterday wrote to Symbion's General Counsel requesting a response to the questions below.

1. **What is the status of the Scheme Implementation Deed ("the SID") between Symbion and Healthscope dated 28 May 2007 including the status of any "lock-up arrangements"?**
2. **What is the status of the purported five business day negotiating period as announced post the failed scheme on 11 September 2007 and the stated right to terminate the SID at the end of this period?**
3. **On what basis will Symbion's Directors consider an alternative proposal given the original Healthscope proposal is no longer in existence?**
4. **What is the current status of discussions with Healthscope in relation to the alternative proposal, what is the proposed deal structure and what are the potential tax risks to Symbion and its shareholders?**
5. **What is the status of the proposed sale of the Symbion Consumer and Pharmacy business to the Ironbridge and Archer Consortium ("IAC") and the contracted relationship between Symbion, Healthscope and IAC?**

Primary continues to consider its options in relation to its investment in Symbion. While Primary remains willing to engage with Symbion on these options with a view to developing an attractive and executable proposal, it believes the matters raised in its letter require immediate disclosure by Symbion in order to ensure an efficient market and to enable productive discussions with any third parties (including Primary) to take place.

Primary also strongly encourages Symbion to confirm that the exclusivity and break fee arrangements are no longer in place or to take all necessary steps to terminate these arrangements with Healthscope and also strongly encourages Symbion to ensure no further deal protection mechanisms are agreed. Primary does not believe that it is in the best interests of Symbion shareholders (including Primary) for Symbion to commit to further deal protection mechanisms with Healthscope given that Healthscope announced its intention to continue to engage with Symbion on 11 September 2007 (being the day the merger was rejected) and has continued to so engage since that date.

Primary has previously written to Symbion requesting that Symbion not enter into further deal protection mechanisms (including further break fee arrangements) with Healthscope but Symbion has declined to provide such confirmation and reserved its rights to enter into such arrangements.

Primary is Symbion's largest shareholder with a shareholding of approximately 20%. Absent a satisfactory response to the above questions, Primary remains deeply concerned that Symbion shares are trading on an uninformed basis and reserves all its rights in relation to actions taken by and the conduct of the board of Symbion.

- Ends -

Annex C

13


symbion
Health

ASX and media release
19 September 2007

UPDATE ON TRANSACTION WITH HEALTHSCOPE

Symbion Health ("Symbion Health") announced today that discussions are continuing with Healthscope Limited ("Healthscope") with a view to determining whether the proposed transaction with Healthscope can be implemented by an alternative structure.

In commenting on the decision to consider an alternative proposal Symbion Health's Chairman Mr Paul McClintock said "The overwhelming support for the original proposal from Symbion Health shareholders other than Primary Health Care provides a strong mandate for Symbion Health to work with Healthscope on an alternative transaction structure to achieve a similar outcome for Symbion Health shareholders."

In relation to the progress made over the past week, Mr McClintock said "Discussions have been constructive and good progress has been made. We are confident of being able to provide a further update to the market in the coming weeks."

Mr McClintock confirmed that "Throughout the transaction the Symbion Health Directors have been able to consider competing proposals for Symbion Health, and this continues to be the case. However, given the value for Symbion Health shareholders inherent in the Healthscope transaction, we will only endorse a competing proposal if it is clearly demonstrated to be capable of providing a superior outcome for our shareholders," Mr McClintock said.

Symbion Health will keep the market fully informed in relation to any material developments and will provide its shareholders with additional information in relation to any alternative transaction.

For further information please contact:
Symbion Health
Caroline Ingham
Investor Relations Manager
Symbion Health Limited
Ph: +61 3 9918 2802
Mob: +61 419 526 355

Annex C

14

symbion Health

ASX and Media Release
11 September 2007

RESULTS OF SHAREHOLDER VOTE ON SCHEME OF ARRANGEMENT

Symbion Health Limited (Symbion Health) today announced that it had not received adequate votes in favour of the scheme of arrangement with Healthscope. Despite almost unanimous support for the scheme from Symbion Health shareholders other than Primary Health Care, Primary Health Care voted its shares against the scheme and its 20% shareholding was enough to deprive Symbion Health shareholders of the benefits of the merger with Healthscope.

Excluding the shares held by Primary Health Care, 99.2% of shares voted were voted in favour of the scheme, which were held by 81.1% of shareholders who voted. Including the shares held by Primary Health Care, 73.9% of shares voted were voted in favour of the scheme, which is just below the 75% threshold required to approve the scheme.

In commenting on the results of today's meeting Symbion Health's Chairman Mr Paul McClintock said, "It is disappointing that despite the very strong support of Symbion Health shareholders other than Primary Health Care, the proposed scheme of arrangement with Healthscope was not approved. Primary Health Care is a competitor of Symbion Health and it is possible that Primary Health Care's commercial interests differ from the interests of other Symbion Health shareholders.

"Whilst it was always going to be close if Primary Health Care voted against the scheme, it was still important to proceed with today's vote in order to confirm Symbion Health shareholders' (other than Primary Health Care) support for the transaction. Today's voting results demonstrate that the virtually all shareholders were supportive of the proposed merger with Healthscope, and recognise the significant value that could be created through the transaction. These results will be an important consideration for the Symbion Health Directors when considering the company's future," Mr McClintock said.

In commenting on the future direction of Symbion Health, Mr McClintock said, "Symbion Health has an attractive portfolio of businesses and remains fully committed to its strategy of business reinvigoration and growth. The strategies in place are progressing well and we are confident that these strategies will deliver significant value to shareholders. Continuing to run Symbion Health as a standalone business is a very attractive option for Symbion Health."

"Symbion Health remains in a unique position to drive and benefit from industry consolidation. The merger with Healthscope voted on today was put to shareholders because the Symbion Health Directors genuinely believe that it is a very attractive offer that warranted consideration by shareholders. Given the resounding support today from shareholders (other than Primary Health Care), we may consider other proposals that deliver a similar outcome for Symbion Health shareholders," Mr McClintock said.

Alternative transaction with Healthscope

Given the strong support for the proposed merger with Healthscope, one option that may be considered by the Symbion Health Directors is for Symbion Health to seek to implement a transaction with Healthscope using an alternative structure. No alternative transaction has been agreed by the parties at this point in time. If this was to occur shareholders would be provided with additional information in relation to any such alternative transaction.

The Scheme Implementation Deed between Symbion Health and Healthscope dated 29 May 2007 remains in place and specifies that Symbion Health and Healthscope will, for a period of five business days, consult in good faith with a view to determining whether the transaction can be structured by alternative means, before either party can terminate the Scheme Implementation Deed. Symbion Health and Healthscope intend to commence these discussions immediately.

In commenting on a potential alternative transaction, Mr McClintock said, "The Symbion Health Directors will only consider an alternative transaction if it delivers an attractive outcome for Symbion Health shareholders and has the same compelling strategic rationale as the proposed merger with Healthscope. Given the confidence we have in our businesses going forward, continuing as a standalone entity is also a compelling option for Symbion Health."

Attached is the information required by Section 251AA of the Corporations Act 2001 to be notified by the Company to the Australian Stock Exchange in respect of the resolution.

Symbion Health will keep the market updated in relation to any material developments.

For further information please contact:

Symbion Health
Caroline Ingham
Investor Relations Manager
Symbion Health Limited
Ph: +61 3 9918 2802
Mob: +61 419 526 355

LINK
MARKET SERVICES

SYMBION HEALTH LIMITED

SCHEME MEETING

Tuesday, 11 September, 2007

RESULTS OF MEETING

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

	Manner in which the securityholder directed the proxy vote (as at proxy close):				**Manner in which votes were cast in person or by proxy on a poll (where applicable)**		
Resolution	Votes ***For***	Votes ***Against***	Votes ***Discretionary***	Votes ***Abstain***	***For***	***Against***	***Abstain *****
APPROVE THE SCHEME OF ARRANGEMENT	333,783,655	132,328,298	11,574,664	570,364	374,094,261	132,349,453	570,364

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

Annex C

15


symbion
Health

life matters®


Annual Report 2007





Contents




symbion
Health

Symbion Health is a leading Australian healthcare company. The Company exists to provide trusted diagnostic and wellness services and products to improve or sustain health, through:

- Pathology services under leading brand names including Dorevitch Pathology, Symbion Laverty Pathology, QML, and Western Diagnostic Pathology;
- Diagnostic imaging services;
- Primary care services, through the Medical Centre division;
- Wholesale distribution of pharmaceutical and over the counter products to pharmacies and hospitals, as well as providing services to Symbion Health's two recognised pharmacy brands Terry White Chemists® and Chemmart®; and,
- Manufacturing and marketing of vitamins, minerals and herbal supplements, under leading brand names including Nature's Own™, Cenovis®, Bio-Organics™, Microgenics® and Golden Glow®.

Symbion Health was created in November 2005 by the renaming of Mayne Group Limited, following the demerger of Mayne Pharma Limited.

Symbion Health is listed on ASX and is included in the ASX 100 index, with a market capitalisation of $2.6 billion as at 24 August 2007.

Our values

- Customer focus
- Working together
- Quality
- Honesty and Integrity
- Professionalism

In 2007 Symbion Health's businesses continued to build on the momentum created since the demerger in November 2005. The benefits of the initiatives implemented over the past 18 months clearly flowed through to operating results during the year. The Pathology, Imaging, Pharmacy Services and Consumer divisions all achieved revenue growth and margin enhancement in 2007.



$million
3,000
2,000
1,000
0
$3,401.8
$3,779.2
2006
2007

Continuing Business Sales Revenue

Continuing business sales revenue increased by 11.1% to $3,779.2 million in 2007. All divisions contributed to revenue growth in 2007, with the Pharmacy Services and Consumer divisions recording double digit revenue growth. 2007 revenue growth was largely driven by organic growth, with some contribution from acquisitions.



$million
200
150
100
50
0
$173.6
$202.2
2006
2007

Continuing Business EBIT[1]

Continuing business EBIT increased 16.5% in 2007 to $202.2 million. The divisions were successful in leveraging revenue growth into stronger earnings growth, with the Pathology, Imaging, Pharmacy Services and Consumer divisions all achieving margin growth across the year. The Pharmacy Services and Consumer divisions achieved the strongest growth in earnings.

1. Before significant items and securitisation charge



cents
20
15
10
5
0
14.6 cents
15.9 cents
2006
2007

Continuing Business Earnings Per Share (EPS)[2]

Continuing business earnings per share increased 8.9% in 2007 to 15.9 cents. The increase in operating earnings across the divisions was partially offset by a higher interest expense and securitisation charge.

2 Before significant items and minority interests



40%
30%
20%
10%
0
33.7%
31.6%
2006
2007

Capital Structure

Symbion Health's net debt was $403.9 million at the end of 2007, compared with $415.2 million at the end of 2006. The small decrease in net debt was due to solid operating cashflows in 2007, largely offset by cash outflows in relation to capital expenditure and acquisition expenditure.

Symbion Health's gearing, measured as net debt over net debt plus equity, decreased to 31.6% at the end of 2007, compared to 33.7% at the end of 2006. The small decrease in gearing reflects the slightly lower net debt position at the end of 2007.



$million
3,000
2,000
1,000
0
$2,164.5
$2,225.9
2006
2007

Group Assets

Group assets increased by $61.4 million to $2,225.9 million at the end of 2007. The increase in group assets was due to capital expenditure across all divisions, and bolt-on acquisitions in the Pathology, Medical Centres and Consumer businesses.

Chairman's Review

symbion Health



2007 Group Results

In the first full financial year since the demerger of Mayne Pharma, each of the Symbion Health divisions delivered improved financial results, and the company recorded $202.2 million in continuing business earnings before interest and tax and significant items, a 16.5% improvement on prior year. Net profit after tax (before significant items and minority interests) increased by 10.0% to $105.6 million.

In addition to organic growth, there has been significant corporate development activity over the past 12 months. A number of bolt-on acquisitions were completed, and attention has been given to realising the benefits of industry consolidation for Symbion Health shareholders through the proposed merger with Healthscope Limited.

Dividend

Positive momentum has been achieved in earnings per share and dividends, and shareholders will share in this improvement through a fully franked final dividend of 5.0 cents per share (taking total dividends for 2007 to 9.25 cents, up from 8.0 cents in the previous year).

Board and Governance

During 2007 the Board continued to enhance the Company's corporate governance policies and procedures, including a strong focus on risk management at Board level. Our focus has been on both the issues of financial risk and the improvement of our clinical risk management, including the establishment of an Incident Support line, providing access and support for the business in relation to serious incidents 24 hours each day, 7 days a week.

There were several other clinical governance initiatives implemented across the Company during the year, with involvement from the National Professional Advisory Committee. A Clinical Working Party was established to review and standardise clinical policies such as infection control in imaging and medical centres, and cardio pulmonary resuscitation practices.

Carolyn Kay retired from the Symbion Health Board on 1 March 2007 and I would like to record my appreciation for her input. Ms Kay assisted in the development of Symbion Health's vision and values, as well as wisely contributing to the strategic direction of the Company.

On 1 February 2007 Dr Christine Bennett was appointed to the Symbion Health Board. Dr Bennett brings a wealth of experience in medical practice and national medical research, and the Board has already benefited from her practical experience.

Management and Leadership

It has been a significant year for the management team, managing the challenges and demands of leading a complex and large business in a time of significant corporate activity. It is very pleasing that despite the activity and time that has gone into the merger discussions with Healthscope, all divisions remained focused and have improved their performance during 2007.

On behalf of my fellow Directors, I would like to acknowledge the work of Robert Cooke and his management team in leading these agendas so effectively.

Healthscope Merger

I encourage shareholders to vote on the proposed merger with Healthscope at the shareholder meeting scheduled for 11 September 2007. The Symbion Health Directors recommend that you vote in favour of the merger in the absence of a superior proposal. Symbion Health shareholders are being offered a premium for their Symbion Health shares, with the opportunity to share in the upside of the merged group through ownership of Healthscope shares. The details of the merger have been addressed in detail in the Explanatory Memorandum, which was sent to shareholders in the week commencing 6 August 2007.

Whatever the outcome of the vote, Symbion Health is a considerably stronger entity as a result of the work undertaken by our management and staff over the last 12 months.

Finally, on behalf of my fellow directors, I would like to thank Symbion Health shareholders for their support.



Paul McClintock
Chairman

Managing Director and CEO's Report



2007 Group Results

Symbion Health delivered a strong 16.5% improvement in continuing business earnings before interest and tax and significant items, delivering an EBIT result of $202.2 million in 2007. This achievement has been largely driven by organic improvement across the divisions, supported by the pursuit of targeted growth opportunities, particularly in the pathology and consumer divisions.

The majority of our divisions operate in capped government funded environments. Whilst the focus will always be on growing our revenue, in the current competitive environment Symbion Health placed a strong emphasis on becoming more cost focused during 2007.

Symbion Health reported continuing business sales revenue of $3,779.2 million, an 11.1% increase over prior year. NPAT (before significant items and minority interests) of $105.6 million was delivered, representing a 10.0% increase on 2006. The increase in earnings from operations was partially offset by an increase in interest expense, and to a lesser extent an increase in the securitisation charge. The higher interest expense is attributable to higher debt levels assumed by Symbion Health following the demerger.

Divisional Performance

Pleasingly, all divisions reported an improvement in revenue and margins, compared to the previous year.

The **Pathology division** (including medical centres) achieved a solid revenue result of $648.2 million, an improvement of 6.0% compared to the prior year. Operational efficiencies underpinned the 12.5% growth in EBIT to $100.3 million. This division delivered a particularly pleasing second half. Operational highlights from this division include:

- Dorevitch Pathology conducts testing for the National Bowel Cancer Screening Program on behalf of the Federal Government. The early detection and treatment of bowel cancer is the key to success in reducing the incidence of this disease;
- Opening of Bega (NSW) and Geelong (Vic) laboratories;
- Four strategic acquisitions of pathology practices;
- Delivery of efficiencies from new QML location; and,
- Symbion Medical Centres consolidated two sites and acquired eight new sites.

Positive momentum was evident in the **Imaging division**, despite the ongoing challenges facing this industry. Imaging recorded a 3.8% growth in revenue in 2007 to $309.6 million, and EBIT growth of 4.1% to $30.3 million. Operational highlights for the year include:

- Ongoing investment in technology;
- Consolidation of sites; and,
- Introduction of a national on-call system.

The fast pace of the **Pharmacy Services** division turnaround was maintained across the year with market share gains resulting in revenue growth of 13.1% to $2,608.2 million in 2007. Revenue growth, combined with the realisation of operational efficiencies, resulted in the Pharmacy Services division recording EBIT growth of 27.3%, and an EBIT result of $47.0 million. Operational highlights include:

- Significant management team restructure;
- Core pharmacy distribution sales up 9.7% and hospitals sales up 48.3%;
- Growth in stores across the Terry White Chemists® and Chemmart® brands;
- Growth in customers using MINFOS® Symbion's complete software solution for pharmacies;
- Expansion of Private Label products, supported by new ranges, packaging and a dedicated sales force; and,
- Improved supplier collaboration.

The **Consumer division** continued its strong track record, achieving double digit revenue and earnings growth for the year. The Consumer division recorded revenue of $213.2 million (+14.4% growth), and EBIT of $37.0 million (+22.8% growth). Operational highlights include:

- Acquisition of Carlson Health providing penetration into the health food store market through the Microgenics® brand;
- Ongoing new product launches – including Natures Own™ 'Age Renewal', and a strong focus on product development pipeline; and,
- Commissioning the new Centralised Distribution Facility – with one warehouse now serving 90% of the country.

Further details on performance are included in the reports that follow, which I encourage you to read.

Staff, Community and Environment

The sustainable financial success of any organisation is a reflection of its managers and staff. Since the inception of Symbion Health, we have worked hard to establish a vision and values that can be shared by all staff – from this a strong culture develops. Over the past year, we have sought to engage our 10,500 staff as we work to improve the diagnostic and wellness services and products we provide to Australians. Key highlights include: extension of Symbion Plus – the staff benefits program available to all Symbion Health staff; the ongoing recognition of Pharmacy Services staff through the divisional GEM Awards (Great Efforts Matter); and, the Consumer Division's Leadership Essentials Program.

In April 2007, we undertook a follow up staff survey, allowing performance to be measured and compared to November 2005 results. All staff had the opportunity to provide feedback, and across the company, an improvement in culture was shown, with all 16 attributes measured in both the 2005 and the 2007 surveys showing positive improvement in the latest survey. Whilst the results are pleasing, there is still a way to go, and this survey is being used by divisional managers to address areas of concern raised, and to proactively improve the culture of Symbion Health.

Symbion Health takes the safety of our staff and customers very seriously. Our performance in Occupational Health and Safety as measured by Lost Time Injuries has improved by 18.5% compared to FY06 results. No lost time injuries is the ultimate aim of the company. Symbion Health has demonstrated that it has robust OHS systems in place to support the ongoing reduction of injuries, and the pro-active reporting of incidents to ensure that appropriate preventative action can be taken prior to accidents occurring.

With respect to the environment, during the year Symbion Health introduced an Environment Policy, supported by an "Environmental Matters" competition. Symbion Pharmacy Services introduced a Green Fleet initiative and demonstrated reduction in energy costs in warehouses via the installation of lighting technology – with the added benefit of reducing greenhouse emissions.

Symbion Health, through it's five businesses, operates in many local communities throughout Australia. Throughout the year, numerous community initiatives were undertaken, highlighted by the events of our annual Symbion Health Day celebrations in March, where the theme was "Customers and local communities". We were "Green with Heart" on the day and raised money supporting many initiatives and charities.

The future

The momentum created in Symbion Health's divisions over the last 18 months provides a solid platform for the future. The attractiveness of Symbion Health's businesses also places the Company in a unique position to drive and benefit from industry consolidation.

Symbion Health shareholders have been asked to vote on a proposed merger with Healthscope. The merger will create a leading Australian healthcare services company. The merged group will be the largest pathology provider in Australia, and will have leading positions in private hospitals, medical centres and diagnostic imaging.

Symbion Health shareholders are being offered an attractive premium for their shares, and have the opportunity to participate in the benefits expected from the merger, through ownership of new Healthscope shares. Further details of the transaction are provided in the Explanatory Memorandum that was sent to shareholders in the week commencing 6 August 2007. This is an exciting opportunity for Symbion Health, its shareholders and employees, and the Symbion Health Directors recommend that you vote in favour of the merger in the absence of a superior proposal.

Conclusion

I reflect on the achievements of Symbion Health since the demerger in November 2005 with pride. I would also like to acknowledge every one of my senior management team for their guidance and determination as we have delivered a consistent improvement in results over this period. I would also like to acknowledge the contribution of all Symbion Health staff. It certainly has not always been an easy path, and we have made some decisions over the past 18 months that have fundamentally changed the way we operate.

In terms of the future for each division, I know that the strong fundamentals that accompany each division ensure a bright outlook, irrespective of whether the proposed merger with Healthscope proceeds.



Robert Cooke
Managing Director and Chief Executive Officer










Symbion Pathology (including Symbion Medical Centres)

Symbion Pathology is the second largest provider of pathology services in Australia by revenue, with operations in Victoria, New South Wales, the Australian Capital Territory, Queensland, Western Australia and the Northern Territory.

The business has grown through a combination of organic growth and acquisitions and operates under a number of well recognised state-based brands. Symbion Pathology's network comprises:

- more than 180 pathologists;
- more than 6,000 scientists, collectors, couriers and support staff;
- more than 80 laboratories; and
- more than 670 collection centres.

Conducting over 10 million episodes per annum, Symbion Pathology's national network of highly trained pathologists and scientists covers all disciplines of pathology, including biochemistry, microbiology, immunology, serology, haematology, cytology and histopathology. Symbion Pathology has a strong focus on quality and reliability of service, which underpins the division's strong clinical and operational expertise. Symbion Pathology has a diversified referral base including general practitioners, specialists, public and private hospitals, clinical trials and veterinary testing.

Symbion Health operates a network of 53 medical centres in four States (Queensland, New South Wales, Victoria and Western Australia) and one territory (Australian Capital Territory). Approximately 2.1 million consultations are performed per annum across these centres. Symbion Medical Centres are an important referral source for Symbion Pathology and as such, Medical Centre results are reported with the Symbion Pathology Division. The clinical independence of the general practitioners working within Symbion Health's medical centres is a fundamental premise of this business.

2007 overview

In 2007, Symbion Pathology (including Symbion Medical Centres) achieved revenue growth of 6.0% and EBIT growth of 12.5%. The EBIT margin improved 90 basis points to 15.5%.

The increase in revenue was driven by episode growth and an increase in the average fee per episode. Episode growth was achieved across all states, and organic growth was enhanced by the full year impact of Mansfield Pathology which was acquired in January 2006, and part period contributions from bolt-on acquisitions completed during 2007.

During the year, Symbion Pathology continued to expand with a number of acquisitions, including North Eastern Pathology in north eastern Victoria and Riverina Pathology in southern New South Wales. Symbion Pathology also expanded its non Medicare revenue sources, acquiring VetPath, a veterinary pathology business based in Western Australia, and Australian Clinical Research Organisation, a clinical trials business based in Queensland.

During 2007, Symbion Pathology focused on increasing the efficiency of its existing operations through increased automation, workflow analysis and best practice benchmarking. Benchmarking and workflow analysis assisted in identifying cost savings, with labour and consumables efficiencies realised. The efficiencies from the new QML laboratory, which opened in April 2006, were realised during 2007.

Workforce development is a significant focus for the division, and during the year, Symbion Pathology increased its commitment to registrar training, becoming Australia's biggest private pathologist trainee organisation (25 positions nationally).

In 2007, Symbion Medical Centres commenced a transformation strategy which is expected to result in a higher proportion of larger centres benefiting from economies of scale, through the amalgamation of existing sites and the acquisition of new sites. Strategic medical acquisitions for the year included Mont Albert (Vic), Marina (QLD), Banora (QLD), Trinity Beach (QLD), Boulder (WA) & Karratha (WA), Wanniassa (NSW), Parramatta Central (NSW).

Symbion Imaging

Symbion Imaging is Australia's third largest provider of diagnostic imaging services in Australia by revenue, with operations in the eastern seaboard states of Victoria, New South Wales and Queensland.

Symbion Imaging's diagnostic imaging network comprises:

- 130 sites, including 41 hospital sites;
- more than 160 diagnostic imaging specialists; and
- more than 950 radiographers and other technical staff.

The business performs more than 2.2 million examinations per annum, offering the full range of diagnostic imaging examinations including general X-ray, ultrasound, computerised tomography (CT), magnetic resource imaging (MRI), nuclear medicine, mammography and interventional radiology.

Symbion Imaging has a well developed and diversified referral base, with referrals coming from general practitioners, specialists, private hospitals and public hospital contracts. Symbion Imaging derives just under 50% of its revenue from Medicare, with the remainder coming largely from private billings and the Department of Veterans Affairs.

2007 overview

In 2007, Symbion Imaging achieved revenue growth of 3.8% and EBIT growth of 4.1%. The EBIT margin improved 3 basis points to 9.8%.

Revenue growth was largely driven by the introduction of an initiative to increase average fees, as well as an increasing proportion of higher modality work such as CT and MRI scans which attract higher fees.

In 2007 Symbion Imaging has focused on restoring performance at the site level which has involved peer group benchmarking and consolidation or closure of 6 sites.

Ongoing investment in technology continued throughout the year, including:

- Installation of new 3T MRI scanners at the Symbion Clinical Research Imaging Centre (Prince of Wales Research Institute NSW) and St Andrews Hospital QLD; and,
- Acquisition of 64 slice CT scanners in key high-end premier imaging centres.

A number of initiatives were implemented in 2007, including the introduction of a national on-call system, which effectively consolidates radiologist on-call rosters, reducing workload nationally and improving life-style choices for Symbion Imaging radiologists. Ongoing investment in, and refinement of our teleradiology network has occurred, to increase efficiency and improve working conditions for our radiologists. The peer group benchmarking project assisted in the realisation of labour productivity and supplies efficiencies.

Whilst the impact of management revenue and cost initiatives has been positive, the financial gains have been partially offset by an increase in radiologist salaries as contracts are renewed and we continue to remain market competitive.


symbion
Imaging

Queensland
Diagnostic Imaging




central west
Radiology

mudgee
Radiology

MVU


Melbourne
Ultrasound
for Women

PHILIPS



Chemmart


symbion
Pharmacy Services


symbion
Hospital Services


symbion
Dental


TerryWhite


Chemmart


Pharmacy+
Choice


minfos

Symbion Pharmacy Services

Symbion Pharmacy Services provides wholesale distribution of pharmaceutical and over-the-counter products to pharmacies and hospitals across Australia. Symbion Pharmacy Services offers at least once daily delivery of the full range of PBS medicines to pharmacies across Australia, including pharmacies in rural and remote areas. Symbion Pharmacy Services is also a leading distributor of pharmaceutical products to Australian public and private hospitals.

Symbion Pharmacy Services provides additional services to pharmacies including marketing, promotional support, back office support, technology, staff training and merchandising programs, through its two recognised pharmacy brands, Terry White Chemists* and Chemmart*, and offers a range of retail services to independent pharmacies through its Pharmacy Choice* program.

Other activities carried out by Symbion Pharmacy Services include the sale of Private Label products to pharmacies, pre-wholesaling and direct to pharmacy distribution services on behalf of manufacturers, and sales and maintenance of a fully integrated dispensary and point of sale system called MINFOS*.

2007 overview

In 2007, Symbion Pharmacy Services achieved revenue growth of 13.1% and EBIT growth of 27.3%. The EBIT margin improved 20 basis points to 1.80%.

In 2007 Symbion Pharmacy Services maintained a strong customer focus with several new customers joining the Symbion Pharmacy Services network, with improved brand support performance also contributing to the revenue growth. Hospitals distribution also experienced significant growth in revenue in 2007.

In addition to core sales, Terry White* and Chemmart* experienced strong brand growth, with an increase in store numbers across both brands. The improved and extended private label range was well received, with significant sales and margin growth achieved.

The increase in the Pharmacy Services margin in 2007 is a combination of strong growth in revenue, effective gross profit management in a competitive environment and tight control of operating costs. A number of cost initiatives have underpinned margin improvement including a flatter management structure, warehouse rationalisation and a streamlining of delivery frequencies in some areas.

Symbion Consumer

Symbion Consumer is a vertically integrated consumer health business focused on nutraceuticals and over-the-counter products. Symbion Consumer develops, manufactures and markets vitamins, mineral and herbal supplements, and is the leading provider of these nutraceutical products in the Australian market, with market share of approximately 21% across the pharmacy and grocery channels.

Symbion Consumer's products are sold through 4 main channels: pharmacy, grocery, health food stores and direct-to-consumer. The portfolio of leading brands, including Nature's Own™, Cenovis®, Bio-organics™, Microgenics® and Golden Glow®, are tailored to suit specific channels.

Symbion Consumer has a Therapeutic Goods Administration and Good Manufacturing Practice compliant manufacturing facility in Virginia, Queensland. This facility manufactures approximately 60% of Symbion Consumer's nutraceutical products. The remaining 40% of products are predominantly soft gel products, which are manufactured externally through local contract manufacturers.

Symbion Consumer also distributes a select range of over-the-counter products, including Betadine®, the leading pharmacy antiseptic.

In 2007, Symbion Consumer achieved revenue growth of 14.4% and EBIT growth of 22.6%. The EBIT margin improved 120 basis points to 17.3%.

In 2007, Symbion Consumer has focused on promoting its clear and differentiated branding strategy with specific brands for each channel and a power brand sitting across all retail channels.

Nature's Own™ recorded the strongest growth in 2007, with Cenovis® also experiencing solid growth. Growth across the key categories of fish oil and multi-vitamins continued in 2007 supplemented by new product launches including the successful launch of Nature's Own™ Age Renewal range in April 2007.

Domestic acquisitions are seen as an effective tool to supplement organic growth and to utilise existing manufacturing capacity. In February 2007, Symbion Consumer acquired Carlson Health, providing a strong presence into the health food store channel via the Microgenics® brand.

Symbion Consumer continues to benefit from increased volumes and process improvement through its in house manufacturing facility, leading to further manufacturing efficiencies in 2007. Cost initiatives including the implementation of a single enterprise resource planning system and a move to a centralised distribution facility also contributed to improvement in efficiencies.


symbion
Consumer


Nature's Own
PUT YOUR HEALTH FIRST


CENOVIS


BIO ORGANICS


MICRO


Golden Glow


Betadine



Board of Directors



(L-R Dr Ian Blackburne, Mr Paul McClintock; Mr Jim Hall; Mr Robert Cooke, Dr Christine Bennett)

Mr Paul McClintock *BA, LLB*

Mr McClintock joined the Board in June 2005 and was appointed as Chairman from November 2005. He is also a member of the Board's Remuneration Committee.

Mr McClintock has been Director of the private investment banking firm McClintock Associates for more than 20 years. He was previously Secretary to Cabinet and Head of the Cabinet Policy Unit, reporting to the Prime Minister (2000-2003), and a Commissioner of the Health Insurance Commission. He was also formerly Chairman of Affinity Health Limited.

Mr McClintock is currently a Director of Perpetual Limited (since April 2004), a Director of Macquarie Infrastructure Group (since May 2003), a Director of European Australian Business Council Ltd (since July 2007) and Chairman of Medibank Private (since March 2007). He is also Chair of Thales Australia, St Vincent's Centre for Applied & Clinical Research and COAG Reform Council. Age 58.

Mr Robert Cooke *Grad Dip Finance and Accounting, Bach. Health Administration, Dip Business Studies*

Mr Cooke joined the Board as Managing Director and CEO in November 2005.

He has more than 26 years experience in senior health service management positions. Most recently, he was the Managing Director of Affinity Health. Prior to this, he was General Manager Hospitals at Mayne (2002-2004) after joining the company in 1992.

Directorships previously held include the Australian Private Hospitals Association and Case Management Society of Australia. Mr Cooke is also an Associate Fellow of the Australian College of Health Service Executives and a Fellow of the Australian Institute of Management. Age 51.

Dr Ian Blackburne *PhD (Chemistry), MBA*

Dr Blackburne joined the Board in September 2004. He is Chair of the Board's Remuneration Committee and a member of the Audit & Compliance Committee.

Dr Blackburne was formerly Managing Director of Caltex Australia. He formerly held the honorary post of Adjunct Professor at University of Queensland in the Schools of Molecular Sciences and Management and was Chair of the Australian Nuclear Science and Technology Organisation.

Dr Blackburne is Chairman of CSR Limited (since April 2003) and a Director of Suncorp Metway (since August 2000). He is also a Director of Teekay Corporation. Age 61.

Mr Jim Hall *BCom (Acc), FCPA*

Mr Hall joined the Board in June 2005. He is Chair of the Board's Audit & Compliance Committee and a member of the Remuneration Committee.

Mr Hall held various senior financial management roles at BHP Billiton until 2002. He was also the Executive Director of Finance at Orica Limited from February 2002 to January 2005.

Mr Hall is currently a Director of Paperlinx Limited (since May 2007), Alesco Corporation Limited (since July 2005), the ConnectEast Group (since June 2005) and Centro Properties Group (since September 2005) and a member of JP Morgan Advisory Council. He was formerly a Director of Affinity Health Limited. Age 56.

Dr Christine Bennett *MBBS, Master of Paediatrics, Fellow of the Royal Australasian College of Physicians*

Dr Bennett joined the Board in February 2007. She is a member of the Board's Audit & Compliance Committee and Remuneration Committee.

Dr Bennett has held senior positions in the NSW Department of Health, was CEO of Westmead Hospital and has been a Partner of Health and Life Sciences at KPMG.

Dr Bennett is currently a Director of HeartWare Limited (since January 2005), Australian Health Insurance Association, Research Australia Limited and the Australian Centre for Health Research. She is a Member of the Advisory Panel of Inteq Limited, a member of the Ministerial Advisory Group for e-Health and Chair of the Clinical Advisory Committee of Medical Therapies Limited.

Dr Bennett is currently a Group Executive and Chief Medical Officer of MBF Australia Ltd. Age 51.

Executive Team

symbion Health

Robert Cooke

Managing Director and Chief Executive Officer

(Refer to page 10)

Mark Hooper

Chief Financial Officer

Mark joined Symbion Health in September 2006, and commenced as Chief Financial Officer in November 2006. Mark has held a wide range of senior financial and commercial roles over the past 25 years, across a number of industries including pharmaceuticals and mining. Prior to Symbion Health, Mark was the Chief Financial Officer of Sigma Pharmaceuticals.

Qualifications:

Certified Practicing Accountant
Bachelor of Business Study (Accounting) - Swinburne University
Advanced Management Program - Macquarie University

Robert Barnes

General Manager, Symbion Consumer

Robert has managed the Consumer Division since 2002. His career has spanned health care industries both locally and internationally over the last 20 years. These industries have included Diagnostics, Pharmaceuticals, Medical Devices and Consumer health products.

Qualifications:

Masters of Business Administration – RMIT
Bachelor of Applied Science – RMIT

Mark Briscoe

Commercial Manager, Symbion Imaging

Mark was appointed Commercial Manager in October 2006, after joining Symbion Health in November 2005. Prior to joining Symbion Health, Mark was Commercial Manager at Affinity Health. Mark has 14 years experience in the health care industry.

Qualifications:

Bachelor of Commerce, Accounting and Economics – University of NSW

Patrick Davies

General Manager, Symbion Pharmacy Services

Patrick was appointed to his current position in January 2006. Patrick has held executive management roles in the Pharmacy Services, Consumer and Medical Centre divisions with Symbion Health over the last 15 years.

Qualifications:

Masters of Business Administration - Australian Graduate School of Management
Chartered Accountant
Bachelor of Economics – University of Adelaide

Fiona French

Manager CEO's Office

Fiona joined Symbion Health in November 2005. She has worked her 14 year career in health care administration in private and public hospitals, including eight years with Mayne. Her most recent previous role was Corporate Services Manager at Affinity Health.

Qualifications:

Masters of Business Administration – Monash University
Bachelor of Behavioural Science – Latrobe University

Dr Peter Garcia-Webb

General and Clinical Manager, Symbion Pathology

Peter is a chemical pathologist with over 30 years experience in the industry. He was appointed to his current role in May 2006. His most recent previous position was head of Department of Chemical Pathology at Western Diagnostic Pathology. Peter is a member of AMA Federal Council as the pathology craft group member, Chair of the AMA IT committee and member of several Federal Government committees.

Qualifications:

Fellow Australian Association of Clinical Biochemists
Fellow Royal College of Pathologists of Australasia
MD – University of Western Australia
MBBS – Guy's Hospital, London University

Dr Michael Guerin

Chief Medical Officer

Michael is a qualified pathologist and has worked for the Company in a number of senior Pathology management positions since 1996. He was appointed to his current position in April 2006. He is currently President of the Australian Association of Pathology Practices and chairs the Symbion Health National Professional Advisory Committee.

Qualifications:

Fellow Royal College of Pathologists of Australasia
Member Australian Association of Clinical Biochemists
MBBS – University of Adelaide
Bachelor of Science (Hons) – University of Adelaide

John Hickey

Group General Manager Strategy and Business Development

John joined Symbion Health in November 2005, as Chief Financial Officer. In November 2006 he became the Group General Manager, Strategy and Business Development. Prior to Symbion Health, John was the Chief Financial Officer at Affinity Health between 2003 and 2005, and previously worked in a variety of management positions with Mayne Group Limited since 1994.

Qualifications:

Chartered Accountant
Bachelor of Business (Accounting and Finance) – Edith Cowan University

Wayne Johnston

Group Financial Controller

Wayne has worked for the Company in various senior financial roles including in the logistics division and corporate office since 1989. He commenced in his role as Group Financial Controller in 2003, and in 2005, the role expanded to encompass the taxation and treasury functions.

Qualifications:

Certified Practising Accountant
Bachelor of Business (Accounting) – Latrobe University

Tim Paine

General Counsel and Company Secretary

Tim joined the Company in August 2004. He previously held various roles at ANZ Bank, including Company Secretary and Deputy Group General Counsel. Prior to that Tim was a solicitor in private practice. He has extensive experience in major corporation transactions and litigations, both domestically and overseas.

Qualifications:

Bachelor of Laws – Monash University
Bachelor of Economics – Monash University

Tim Roper

Chief Information Officer

Tim joined Symbion Health in December 2005. Tim has worked in Information Technology across a number of industries including tertiary education, computer design and manufacturing, software engineering, IT consulting, transport and logistics, and private hospitals.

Qualifications:

Bachelor of Science (Maths) (Honours) – University of Adelaide

Anoop Singh

Chief Financial and Operating Officer, Symbion Pathology

Anoop has worked in the Australian pathology industry for over 16 years. Since joining the Company in 1996, Anoop has held a number of senior executive roles in the Pathology division. He was appointed Chief Financial and Operating Officer of the Pathology division in May 2006.

Qualifications:

Certified Practising Accountant
Masters of Business Administration – University of Melbourne
Masters of Economics – University of Madras
Bachelors of Economics – University of Bombay

Jenny Williams

Human Resources Manager

Jenny was appointed to the role of HR Manager in November 2005, and has worked for the Company in senior HR positions since 2001. Jenny has local and international experience in both HR and education roles.

Qualifications:

Graduate Diploma of Human Resources – Victoria University
Diploma of Education – Victoria University
Bachelor of Science – Latrobe University

Robert Wise

General Manager, Symbion Medical Centres

Robert was appointed to his current position in April 2006. Robert has held a range of senior hospital management positions in the public and private sectors throughout Australia, including seven years with Mayne. His previous position was Chief Operating Officer at Affinity Health.

Qualifications:

Certified Practising Accountant
Bachelor of Arts in Accountancy – University of South Australia

Corporate Governance Statement

Role of the Board

The Board of Directors is the governing body of Symbion Health Limited (the Company) and seeks to represent and serve the interests of shareholders by overseeing and appraising the key strategies, policies and performance of Symbion Health. The Board's role includes protecting and optimising Company performance and building sustainable value for shareholders, reviewing and ensuring compliance with Symbion Health's strategic plans, monitoring and reviewing its occupational health safety and environment practices and performance, monitoring the assessment and mitigation of risks, and ensuring shareholders are kept informed of the Company's performance and major developments affecting its state of affairs.

The *Board Charter* which includes details in relation to the responsibilities of the Board and its relationship with management, was originally adopted by the Board in June 2003, and was fully revised and endorsed by the Board in November 2005.

Charters and policies italicised and underlined in this statement (for example, the *Board Charter*) are available from the Corporate Governance section of our website (www.symbionhealth.com).

Board composition

The Board has five Directors – four Non-Executive Directors, including the Chairman, and one Executive Director. The names, qualifications, skills, experience, expertise, and appointment dates of the current Directors of the Company are set out on page 10 of the Annual Report.

The size and composition of the Board is determined by the full Board and it is intended that the Board should comprise a majority of independent non-executive directors and comprise directors with a broad range of skills, expertise and experience from a diverse range of backgrounds.

All current Non-Executive Directors are considered by the Board to be independent, having regard to the guidelines for assessing "independence" set out in the Best Practice Recommendations and the materiality threshold referred to below. These guidelines seek to determine whether the Director is generally free of any interest and any business or other relationship that could, or could be perceived to, materially interfere with the Director's ability to act in the best interests of the Company. Where the Director has an affiliation with a business that provides to, or acquires from, Symbion Health goods or services in the ordinary course of business on an arms-length basis and that, during the last three years, accounts for less than 2% of consolidated gross revenue or costs (from the separate perspectives of both the Company and the particular business in question), this should be regarded as immaterial for the purpose of determining independence. Where this threshold is exceeded, the Board will review the materiality of the particular circumstance with respect to the independence of the particular Director.

The Board annually reviews the independence of each Director in light of the interests disclosed to the Board and has adopted protocols for potential conflicts to be raised.

Board meetings and contacts with executives

The Board holds regular scheduled meetings each year, plus meetings at such other times as may be necessary to address any significant matters that may arise, such as major investment decisions. On occasion, Symbion Health Board meetings are held at divisional sites throughout the year. This allows formal interaction with key executives and site tours are conducted as part of this program. During the year, a board meeting was held at the Company's North Ryde offices.

Details of the number of Board meetings that were held during the year and Director attendance at those meetings is set out on page 18 of the Annual Report. The Managing Director attends Committee meetings by invitation, and senior executives regularly attend Board and Board Committee meetings to make presentations. Directors may attend Committee meetings of which they are not members, and also undertake additional visits to operational sites from time to time.

Specific responsibilities of the Board

In carrying out its responsibilities and functions, the Board may delegate any of its powers to a Board committee, a director, employee or other person. However, the Board acknowledges that it retains ultimate responsibility for the exercise of such powers under the Corporations Act.

General

The following general responsibilities/function of the Board are included in the *Board Charter*:

- selecting, appointing and evaluating the performance of, determining the remuneration of, and planning for the successor of, the Managing Director ("MD");
- reviewing procedures in place for appointment of and monitoring of senior management and its performance;
- approval of, management and development of corporate strategy;
- reviewing and guiding systems of risk management and internal control and ethical and legal compliance;
- monitoring corporate performance and implementation of strategy and policy; and
- monitoring and reviewing management processes in place aimed at ensuring the integrity of financial and other reporting.

Risk management

The Board's specific function with respect to risk management is to review and satisfy itself that:

- Symbion Health's ongoing risk management program effectively identifies all areas of potential risk;

- adequate policies and procedures have been designed and implemented to manage identified risks;
- a regular program of audits is undertaken to test the adequacy of and compliance with prescribed policies; and
- proper remedial action is undertaken to redress areas of weakness.

The Charter notes that due to the small size of the Board, it is not considered necessary or appropriate to maintain a separate Occupational Health, Safety and Environment Committee and Nomination Committee and that the responsibilities generally performed by these Committees are assumed by the Board. These responsibilities are included in the Board Charter and can be summarised as follows:

Occupational Health, Safety and Environment (OHS&E)

- monitoring and reviewing all aspects of OHS&E risks that are relevant to Symbion Health's operations;
- reviewing all significant OHS&E policies;
- ensuring adequate procedures are in place to support Symbion Health's OHS&E policies;
- monitoring compliance with Symbion Health's policies and procedures and overseeing incident investigations and receiving and monitoring reports from management regarding the adequacy of performance and compliance; and
- reviewing major initiatives, developments and long term strategies in the health, safety and environment area.

Nomination of Directors and Corporate Governance

- reviewing the size and composition of the Board, criteria for Board membership, membership of the Board, and potential candidates for appointment;
- reviewing succession plans;
- considering the appointment and removal of directors to the Board;
- arranging for the performance evaluation of the Board, its Committees and individual Directors;
- reviewing corporate governance issues; and
- ensuring effective induction process is in place for new Directors.

To ensure opportunity for independent decision-making by Non-Executive Directors where appropriate, Non-Executive Directors hold a private session in the absence of management, at the commencement of each meeting.

Board Committees

To assist in the execution of its responsibilities, the Board has established as at the date of this report, an Audit & Compliance Committee, Remuneration Committee, Share Issue Committee and a Standing Committee for Urgent Matters. The Board has determined that the Board should be responsible for overseeing risk management. However, the Audit & Compliance Committee retains responsibility for monitoring and managing financial risk.

Audit and Compliance Committee

A fully revised Audit and Compliance Committee Charter and External Audit Policy was endorsed by the Board on 28 November 2005 and further reviewed in August 2006. The Audit and Compliance Committee Charter sets out the roles and responsibilities of the Committee. These include:

- overseeing the Company's relationship with the external auditor and the internal auditor, and the external audit function and internal audit function in general;
- overseeing the preparation of financial statements and reports including reviewing financial statements for accuracy, to ensure they reflect a true and fair view, and for adherence to accounting standards and policies;
- assisting the Board in relation to the reporting of financial information, the appropriate application and amendment of accounting policies, the appointment, independence and remuneration of the external auditor and to provide a link between the external auditor, the Board and management;
- reviewing the appropriateness of accounting policies adopted and any changes made or contemplated and assessing management processes supporting external reporting;
- reviewing the scope, plans, results and effectiveness of the external and internal audit programs;
- responsibility for making recommendations to the Board on the appointment, reappointment, replacement and remuneration of the external auditor as well as for evaluating the auditor's performance and independence;
- advising the Board on the appropriateness of significant policies and procedures relating to financial processes and disclosures and reviewing the effectiveness of Symbion Health's internal control framework;
- reviewing procedures and policies the Company has in place to ensure compliance with laws and regulations in areas such as trade practices, insider trading laws, continuous disclosure requirements and other best practice corporate governance processes;
- establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding dishonest, fraudulent or otherwise improper conduct, including in relation to accounting, internal accounting controls and auditing matters, and procedures for the confidential, anonymous submission of concerns by employees;
- managing the process of identifying and managing financial risk; and
- providing advice to the Board regarding whether the Committee is satisfied that the provision of non-audit services is in accordance with the Board's External Audit Policy and compatible with the general standard of independence.

The Charter provides that the Committee must consist of only Non-Executive Directors, a majority of independent Directors, an independent chair who is not Chairman of the Board and a

Corporate Governance Statement

minimum of three Board members. It also states that all members should be financially literate and at least one member should have financial expertise in financial accounting and reporting (i.e. a qualified accountant or other financial professional with experience of financial and accounting matters).

During the year, all members have been independent Non-Executive Directors. The current composition of the committee is:

- Mr J Hall (from 28 July 2005 and Chair from 28 November 2005);
- Dr I Blackburne (from 23 November 2004); and
- Dr C Bennett (from 1 August 2007).

Ms C Kay was also a member during the year until her retirement as a director of the Company on 1 March 2007. Details of the members' qualifications are set out on page 10 of this report. Details of the number of Committee meetings held during the year and attendance at those meetings are set out in the Directors' Report on page 18 of the Annual Report.

The external audit partner usually attends meetings by invitation, as do relevant senior executives of Symbion Health. The external auditors (KPMG) were appointed in 1990, and their continued appointment is periodically reviewed. The Lead External Audit Engagement Partner has been rotated with effect from commencement of the 2007 financial year and, under current policy, is required to rotate at least once every five years.

Remuneration Committee

The Remuneration Committee is responsible for:

- reviewing and determining the remuneration arrangements for the Managing Director and other senior executives including short term incentive strategies, performance targets and bonus payments;
- reviewing Symbion Health's remuneration policies and personnel practices and strategies generally;
- reviewing and recommending to the Board major changes/ developments to long term incentive plans and approving allocation of securities and other equity instruments within the delegated authority from the Board;
- reviewing and recommending to the Board the remuneration arrangements for Non-Executive members of the Board; and
- reviewing and recommending to the Board the remuneration report prepared in accordance with the Corporations Act.

The *Remuneration Committee Charter*, which was reviewed in November 2005 and again in February 2006, specifies that the Committee must consist of a minimum of three Non-Executive Directors (the majority being independent Directors) and is to be chaired by an independent Director who is not the Chairman of the Board.

During the year, all members have been independent Non-Executive Directors. The current composition of the committee is:

- Dr I Blackburne (Chair from 14 February 2005);
- Mr P McClintock (from 28 November 2005);
- Mr J Hall (from 28 November 2005); and,
- Dr C Bennett (from 1 August 2007).

Ms C Kay was also a member during the year until her retirement as a director of the Company on 1 March 2007. Details of the number of Committee meetings held during the year and attendance at those meetings are set out in the Directors' Report on page 18 of the Annual Report.

Share Issue Committee and Standing Committee for Urgent Matters

The Share Issue Committee can be comprised of any two Directors, including at least one Non-Executive Director. It has delegated power to issue shares under the Dividend Reinvestment Plan and employee share and option schemes and in other circumstances approved by the Board.

The Standing Committee for Urgent Matters can be comprised of any three Directors, including the Managing Director and at least two Non-Executive Directors. The committee deals with matters that require an immediate response and have previously been approved in principle by the Board.

These committees did not meet during the year.

Corporate governance principles

The Board reviews Symbion Health's corporate governance practices in line with the Australian Stock Exchange ('ASX') Corporate Governance Council's 'Principles of Good Corporate Governance and Best Practice Recommendations', published in March 2003. The Board considers that it's Corporate Governance Practices, as set out in this statement and elsewhere in this report, have followed those Best Practice Recommendations throughout the year subject to the following:

- As noted above, due to the small size of the Board, the Board determined that it was not necessary or appropriate to maintain a Nomination Committee and that therefore the role formerly performed by this Committee was to be assumed by the Board.
- Due to the proposed scheme of arrangement with Healthscope Limited, and the requirement under that proposal for all non-executive directors to resign from the Board of the Company, the Directors agreed not to carry out a formal performance review during the year.

Non-Executive Director remuneration and other terms and conditions of appointment

The Company's remuneration policy for Non-Executive Directors and relevant details regarding remuneration are set out in the Remuneration Report on pages 21 to 28 of the Annual Report.

All Directors, except the Managing Director, must retire by rotation at least every three years, although each may stand for re-election.

The Board has an established policy that tenure of Board service should be limited to a maximum of nine years except in special circumstances.

Under its Constitution, the Company indemnifies its Directors, to the extent permitted by law, against any liability incurred to a person other than the Company or its related bodies corporate, unless the liability arises out of conduct by the Director involving a lack of good faith. The indemnity also extends to cover costs and expenses incurred by the Director in connection with legal proceedings. The Company has entered into formal deeds confirming an indemnity of this nature in favour of each of its Directors.

The deeds also grant rights of access to, and use of, Board papers, minutes of meetings and other related documents in connection with proceedings in which the Director may be involved. In general terms, the rights of access and use expire seven years after ceasing to be a Director. Under the deeds, the Company also assumes obligations to arrange Directors' and officers' liability insurance on behalf of the Directors, generally until the end of seven years after ceasing to be a Director. These deeds have been entered into under the Company's Constitution approved by shareholders.

During the year, the Company also entered into Deeds of Indemnity in favour of each current Director and certain executives for liability incurred in connection with the proposed scheme of arrangement with Healthscope Limited. More detail is set out in the Directors' Report on page 19 of the Annual Report.

The policy and practice of the Board is that Directors must comply with the requirements of the Corporations Act regarding disclosure of any office, property or other interests held by a Director that could create a potential conflict of interest. This position is also entrenched in the Company's Constitution. In addition, each Director is required to notify the Company if any circumstances change, or new information comes to their attention, which they believe should be considered by the Board in the context of determining their "independence" as a Director.

In relation to new Non-Executive Director appointments, the appointee receives a formal appointment letter from the Chairman setting out key terms and conditions relating to their proposed appointment and attaching the Board and Committee Charters and key Board policies. Confirmation is also sought that the individual will be able to allocate sufficient time to meet the requirements of the role. On becoming a Non-Executive Director they then participate in an induction program that involves meeting key executives and visiting major business sites.

Independent professional advice

The Company has a formal policy that any Director, with the approval of the Chairman, can seek independent professional advice at the Company's expense. If the Chairman refuses approval, the Director may consult with the full Board or, in the case of an executive Director, with the Non-Executive Directors.

Board review of management performance and remuneration

The Managing Director and, senior executives and managers are subject to an annual individual performance evaluation process that addresses performance against agreed business objectives and provides for constructive discussion on individual competencies to enhance future performance. At the time of each review, the objectives (including measures) are set for the forthcoming review period.

The performance of key executives is further considered by the Board's Remuneration Committee, including in the context of reviewing the capability of management to realise the Company's business strategy.

The performance of the Managing Director is assessed by the Board against objectives related to Symbion Health's strategy and business plans. More details regarding performance objectives are set out in the Remuneration Report on page 24 of the Annual Report.

The Company's remuneration policies for the Managing Director, and details of the remuneration received by key management personnel and executives receiving the highest remuneration during the year are set out in the Remuneration Report on pages 21 to 28 of the Annual Report.

Ethics

Symbion Health recognises that it has legal and other responsibility to shareholders, employees, patients, customers, and the wider community. Accordingly, it is an important goal of the Company to develop and maintain a strong culture built on the expectation that all Directors, managers and employees will act with integrity and honesty at all times, to fulfill Symbion Health's responsibilities to these stakeholders. Symbion Health has individual policies across a range of specific areas including, for example, occupational health and safety, workplace discrimination and harassment and appropriate use of internet and email. *A Code of Conduct* was adopted in June 2003 and reviewed and approved by the Board in August 2007, and sets out a clear expectation of desired behaviours. A Charter of Care is also in place in the clinical divisions outlining the company's commitment to patient care.

A *Whistleblowers Protection Policy* exists to enhance compliance with all relevant laws, regulations, policies, ethical standards and proper and safe forms of behaviour. This process permits any employee or contractor who believes, in good faith, that any reportable conduct has occurred to report their concerns under a formal system and on a confidential or anonymous basis.

Corporate Governance Statement

Share trading policy for Directors and employees

The Company has established a policy in relation to *Trading in its securities by Directors and employees*. The policy reflects the insider trading provisions of the Corporations Act and, broadly speaking, seek to limit trading of Company securities by Directors and employees to three one month windows during the year coinciding with the release of the Company's half-year results, annual results and the holding of the Annual General Meeting.

The policy is available for employee access on the Symbion Health intranet. A summary of this policy is available from the Corporate Governance section on the Company's website. Directors' shareholdings are set out in the Directors' Report on page 19 of the Annual Report.

Continuous disclosure policy and processes

Symbion Health has in place a *Disclosure Policy* that sets out guidelines and processes to be followed, in order to ensure the Company's continuous disclosure obligations are met. In addition, there is a *Media Relations Policy* that clearly lists those individuals who are authorised to make statements to the media and the process for authorising media releases. Symbion Health also has an established practice of posting major announcements, such as half-year and full-year results, on its website promptly following lodgement of announcements with the ASX. There are also procedures in place relating to the release of price-sensitive information, which require confirmation of market release from the ASX prior to release of that category of information to any other parties. A more detailed summary of Symbion Health's policies and procedures regarding continuous disclosure, media relations and communication with shareholders is available from the Corporate Governance section on the Company's website.

Internal control and management of significant business risk

Risk management

The identification and management of risk within the Company is a priority for the Board and management. The Board is responsible for monitoring risk management, and views risk management as integral to creating and maintaining shareholder value and the successful execution of its strategies. Therefore it is committed to the philosophy of effective business risk management as a core managerial capability. The Managing Director and Chief Financial Officer provide assurances to the Board as to the integrity of the Company's risk management process and financial reports.

The Board has approved a Risk Management Framework that sets out the processes for the identification and monitoring of risk across Symbion Health. In accordance with this framework, a Risk Management Committee was established in 2006 and risk registers and treatment plans are in place for each of Symbion Health's divisions.

Symbion Health's *Risk Management Policy* confirms the importance of developing organisation-wide capabilities in risk management so as to ensure a consistent, efficient, and effective assessment of risk in the achievement of corporate goals. The policy includes details of the responsibilities of the Board, the Audit & Compliance Committee, senior management, internal audit, and the Risk Management Committee.

Systems adopted by the Company include effective strategic planning, adopting policies and procedures to minimise risk, effective monitoring of risk and frequent reporting and forecasting. In addition, the Board seeks to develop a culture that is aware of, and able to communicate and manage risk.

The Board continues to be responsible for monitoring implementation of and compliance to the Risk Management Policy.

Financial reporting, investment appraisal, and foreign currency/interest rate exposure

The results of each business are reported against the budget and monitored by the Board and management. There are guidelines for capital expenditure, which include specified levels of delegated authority and require Board approval for significant expenditure proposals.

The Company is exposed to changes in interest rates and foreign exchange rates. The Company's policy is to use derivative financial instruments solely to hedge these risks. It does not enter, hold or issue derivative financial instruments for trading purposes.

Internal audit and compliance

Symbion Health's internal audit function is a component of its internal control environment.

Internal audit operates within a framework established under the internal audit charter. The charter gives authority to the internal audit function and provides the principles around independence, compliance with standards, quality control, practice methodologies, reporting and external audit liaisons within which internal audit operates. The charter includes internal audit's mission and vision which is positioned to align service delivery to changing business needs, ensure the continuous and effective operation of internal controls across the enterprise and deliver the audit program using a business risk-based approach aligned to Symbion Health's business objectives.

Part of the process for the preparation and verification of financial statements is for the Managing Director and Chief Financial Officer to verify in writing to the Audit and Compliance Committee the integrity of the financial reports and that these reports are founded on a sound system of risk management.

A Compliance Program is in place within each division of Symbion Health to monitor the business' compliance with its legal and statutory obligations. The principal objectives of the Compliance Program are to ensure there are systems and processes in place to promote a clear understanding across the group of all relevant obligations, to monitor compliance and, where issues are identified, to ensure that prompt action is taken to achieve compliance.

Communications with shareholders

The Board aims to ensure that shareholders are kept informed of all major developments affecting the Company's state of affairs. Information is communicated to shareholders through the Annual Report, half year and full year results announcements, disclosures to the ASX, the Company's internet site (www.symbionhealth.com) and the Annual General Meeting. Symbion Health also has a number of systems and processes in place aimed at providing shareholders with important information in a timely manner through electronic communication and facilitating more effective participation at general meetings. In particular, the Company seeks to:

- provide a comprehensive and up-to-date website that includes copies of material information lodged with the ASX (including announcements and financial information) as well as other Company information;
- place relevant announcements, briefings and speeches made to the market or media on the website;
- advise the market in advance of open briefings to institutional investors and stockbroking analysts via the ASX and the Company's website, and lodge all presentation materials with the ASX prior to the presentation commencing. The Company's policy is also to place such information on the website promptly following completion of the briefing;
- place full text of Notices of Meeting and accompanying Explanatory Notes on the website; and
- encourage shareholders to provide email addresses, and notify shareholders who have provided email addresses when material announcements have been lodged with the ASX.

In addition, the Annual General Meeting also provides an important opportunity for shareholders to express views and respond to Board proposals.

The external auditor attends the Annual General Meeting and is available to answer shareholder questions concerning the conduct of the audit and the preparation and content of the auditor's report.

Directors' Report

The Directors present their report for the year ended 30 June 2007 (referred to as 'the year' or '2007') accompanied by the financial report of the Company and the entities it controlled from time to time during the year ('Symbion Health').

Directors

The Directors of the Company during the year (or, where indicated, during part of the year only) were:

- Mr (Eric) Paul McClintock;
- Mr Robert John Cooke;
- Dr Ian David Blackburne;
- Mr James William Hall;
- Ms (Sarah) Carolyn Hailes Kay (retired 1 March 2007);
- Dr Christine Constance Bennett (appointed 1 February 2007)

Secretary

Details of the qualifications and experience of Mr Tim Paine, the Company Secretary, are set out on page 11 of the Annual Report.

Directors' meetings

The number of meetings of the Board of Directors and of each Board Committee held during the year, and each Director's attendance at those meetings, are set out below:

	Board		Audit & Compliance		Remuneration	
	Held*	Att	Held*	Att	Held*	Att
Paul McClintock	15	14	-	/^	4	4
Robert Cooke	15	15	-	8^	-	4^
Ian Blackburne	15	15	8	8	4	4
James Hall	15	15	8	8	4	4
Christine Bennett	8	8	-	1^	-	2^
Carolyn Kay	9	9	/	/	3	3

* This reflects the number of meetings held during the year while the Director held office or was a member of the relevant committee

^ These directors attended the meetings by invitation of the Committee.

Messrs P McClintock and R Cooke also met in committee on three occasions during the year to make final determinations in respect of dividend payments and financial reporting requirements to the Australian Stock Exchange, which had been previously considered by the Board.

A Board Sub-Committee was formed by resolution of the Board on 19 April 2007 to deal with matters relating to the proposed scheme of arrangement with Healthscope. The members of the Committee were Messrs P McClintock, J Hall and R Cooke. This Committee met twice during the year.

Details of committee membership and functions are set out in the Corporate Governance Statement on pages 12 to 14 of the Annual Report.

Principal activities

The principal activities of Symbion Health during the year consisted of diagnostic and wellness products and services through its pathology, imaging, medical centres, pharmacy and consumer divisions. Further details of these activities can be found at pages 6 to 9 of the Annual Report.

Dividends and distributions

In respect of the year ended 30 June 2007:

- an interim dividend of 4.25 cents per share was paid on 30 March 2007 (100 per cent franked); and
- a final dividend of 5.0 cents per share is intended to be paid on 28 September 2007 (100 per cent franked).

Review and results of operations

A review of operations of the Company during the year, and the results of those operations, can be found at pages 4 to 9 of the Annual Report.

Significant change in the state of affairs

On 29 May 2007, Symbion Health and Healthscope announced a proposal pursuant to which Healthscope will acquire Symbion Health under a scheme of arrangement. Under the scheme of arrangement, Healthscope will acquire all of the shares in Symbion Health and Symbion Health shareholders will receive a combination of cash and Healthscope shares with a combined implied value of between approximately $4.36 and $4.56 per Symbion Health share, including the amount of any Symbion Health dividend paid in relation to the financial year ended 30 June 2007. Following the acquisition of Symbion Health by Healthscope, it is proposed that the IAC Consortium (formed by Ironbridge Capital and Archer Capital) will acquire Symbion Health's Consumer and Pharmacy Services businesses.

An Explanatory Memorandum in relation to the proposal was sent to Symbion Health shareholders in the week commencing 6 August 2007. Symbion Health shareholders will vote on the scheme of arrangement at a meeting to be held on 11 September 2007. Subject to Court approval on 14 September 2007, the effective date of the scheme and the last day of trading in Symbion Health shares would be 17 September 2007.

As at 23 August 2007, Primary Health Care Limited had notified Symbion Health that it had a relevant interest in 129,413,984 ordinary shares in Symbion Health, which represents 20.00% of the Symbion Health shares on issue. Primary Health Care Limited is a service provider to a range of health care professionals. Primary Health Care Limited has not, at the date of this Report, disclosed its intentions in relation to its holding in Symbion Health.

Events after the end of the year

Other than the events referred to above and in pages 3 to 9 of this Annual Report, there has not arisen in the interval between the end of the year and the date of this report, any matter or circumstance that in the opinion of the Directors of the Company, has significantly affected, or may significantly affect the operations of Symbion Health, the results of those operations or the state of affairs of Symbion Health, in future financial years.

Future developments

Symbion Health shareholders will be asked to consider and, if thought fit, approve, the scheme of arrangement at a meeting to be held on 11 September 2007. If the scheme of arrangement is approved, likely developments for the Company and its operations in future years and the expected results of those operations would be subject to decisions to be made by Healthscope.

In these circumstances, the Directors believe on reasonable grounds that to include further information relating to likely developments and results other than as discussed above and elsewhere in this Annual Report would be likely to result in unreasonable prejudice to the Company. Accordingly, no further information relating to likely developments and results is included in this report.

Relevant interests of Directors in shares

The relevant interests of each Director in shares of the Company as at the date of this report are:

Director	Fully Paid Ordinary Shares	Performance Rights
P McClintock	73,541	-
I Blackburne	37,115	-
J Hall	15,587	-
C Bennett	474	-
R Cooke	57,362	1,261,221

Note No shares are held non-beneficially

Options

There are no options over unissued ordinary shares of the Company as at the date of this report and no options were granted during or since the end of the year.

During the year, 500,000 options over unissued shares lapsed. The options were issued under the Company's Executive Share Option Scheme which was originally approved by shareholders in 1988.

Indemnities and insurance

Rules 69(a) and (b) of the Company's constitution provide that the Company must, to the extent permitted by law, indemnify each officer of the Company or related body corporate of the Company against all liabilities incurred by the officer in such a capacity.

In addition, rule 69(c) of the Company's constitution provides that the Company may enter into, or pay a premium in respect of, a contract insuring a person who is or has been an officer of the company or of a related body corporate against any liability incurred by the person as such an officer, to the extent permitted by law.

During or since the end of the year, the Company entered into a deed of access, indemnity and insurance in favour of Dr Christine Bennett (who became a Director on 1 February 2007) in accordance with the terms of rules 69(a) and (b) of the Company's constitution. This Deed indemnifies Dr Bennett in relation to liability incurred for any acts or omissions in her capacity as an officer of the Company, to the extent permitted by law.

Also in accordance with the Company's general policy of entering into transaction-specific indemnities with its Directors, officers and employees, the Company:

- entered into deeds of indemnity in favour of Messrs R Cooke, P McClintock, J Hall, and Drs I Blackburne and C Bennett, consistent with the terms of rules 69(a) and (b) of the Company's constitution. These deeds indemnify each Director, to the maximum extent permitted by law, in relation to liability (including related legal costs in certain circumstances) incurred in connection with the scheme of arrangement for the acquisition of the Company by Healthscope Limited; and
- entered into deeds of indemnity in favour of W Johnston, D Stephen, B Barons, M Briscoe, S Smith, A Singh, J Davison, T Paine, T Roper, M Behne, M Hooper, J Hickey, R Barnes, R Wise, P Davies, D Field, J Craig, G Bowman, S Loftus, P Garcia-Webb, C Ingham, J Williams, F French, V Taylor, L Evans, K Lopreiato and E Economakos, consistent with the terms of rules 69(a) and (b) of the Company's constitution. These deeds indemnify each employee, to the maximum extent permitted by law, in relation to liability (including related legal costs in certain circumstances) incurred in connection with the scheme of arrangement for the acquisition of the Company by Healthscope Limited.

The Company was not liable during the 2007 financial year under any such indemnities to its Directors, officers or employees.

No indemnity has been granted to an auditor of the Company in their capacity as auditor of the Company.

During the year, the Company paid a premium in respect of a contract insuring Directors and Executive Officers of Symbion Health against liability that is permitted to be covered by section 199B of the *Corporations Act 2001*. The class of Executive Officer covered by the insurance policy includes officers involved in the management of Symbion Health. It is a condition of the insurance contract that its limits of indemnity, the nature of the liability indemnified and the amount of the premium, not be disclosed.

Environmental regulations

The operations of Symbion Health in Australia are subject to various environmental regulations under both Commonwealth and State legislation.

Based upon enquiries within Symbion Health, the Directors are not aware of any material breaches of any particular and significant environmental regulation affecting Symbion Health's operations.

Directors' Report

In making this report, the Directors note that Symbion Health's operations during the year commonly involved the use and development of land, the transport of goods, the disposal of waste, the use of various substances and processes in the manufacturing of consumer healthcare products and the storage of pharmaceutical products and substances involved in the manufacturing process and the provision of healthcare services. These activities, particularly the manufacturing activities, may require a licence, consent or approval from Commonwealth or State or foreign regulatory bodies. The healthcare businesses are licensed in several states for the storage, handling or transport of flammable liquids and dangerous goods. Where Symbion Health's activities potentially involve contaminated waste (e.g. medical waste), this waste is generally transported and disposed of by external organisations, that are appropriately licensed. The consumer product manufacturing facility also holds licences for nutraceutical manufacturing, the storage of flammable liquids and waste water treatment.

The Directors believe the environmental performance of Symbion Health is sound and that the environmental impacts associated with these operations are minimal.

Non-Audit services

During the year KPMG, the Company's auditor, has performed certain other services in addition to their statutory duties.

The Board has considered the non-audit services provided during the year by the auditor, and in accordance with written advice provided by resolution of the Audit & Compliance Committee, is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- All non-audit services were subject to the corporate governance procedures adopted by the Company and have been reviewed by the Audit & Compliance Committee to ensure that they do not impact the integrity and objectivity of the auditor.
- The non-audit services provided do not undermine the general principles of auditor independence as set out in Professional Statement F1 *Professional Independence*, issued by the Institute of Chartered Accountants in Australia and CPA Australia, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is included in this Directors' Report.

Details of the amounts paid to the auditor of the Company, KPMG, and its related practices for audit and non-audit related services provided during the year are set out in Note 27 on page 76 of the Annual Report.

The audit-related fees of $500,000 referred to in Note 27 primarily relate to appointment of KPMG as the Investigating Accountant in relation to the Explanatory Memorandum for the scheme of arrangement relating to the acquisition by Healthscope Limited of the shares in Symbion Health Limited.

The taxation services of $670,916 referred to in Note 27 comprise the provision by the auditor of tax compliance services including tax advice in relation to ATO audits and transfer pricing matters. Tax advisory services was provided by the auditor in relation to specific tax issues including tax issues relating to the proposed Healthscope scheme of arrangement, assistance with GST matters, a private ruling application and assistance with due diligence on potential acquisitions.

Proceedings on behalf of the Company

No proceedings under section 237 of the Corporations Act 2001 have been brought on behalf of the Company and no application has been made for leave to bring, or to intervene in, such proceedings in respect of the Company.

Rounding

The Company is of the kind referred to in the ASIC Class Order 98 / 100. As a result, amounts in this report and accompanying financial report have, except where otherwise required, been rounded to the nearest thousand dollars or, where the amount is $500 or less, zero in accordance with that Class Order.

This Directors' report is made on 24 August 2007 in accordance with a resolution of the Directors.

Paul McClintock
Chairman

Robert Cooke
Managing Director & CEO

Lead auditor's Independence declaration under section 307C of the Corporations Act 2001

To: The Directors of Symbion Health Limited
I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2007 there have been:

(1) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(2) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

M Bisetto
Partner

Melbourne
24 August 2007

Remuneration Report

symbion Health

The Directors of Symbion Health Limited present the Remuneration Report prepared in accordance with section 300A of the Corporations Act for the Company and the consolidated entity for the year ended 30 June 2007.

This Remuneration Report forms part of the Directors' Report and is presented in accordance with a resolution of the Directors of Symbion Health Limited

All values expressed in this report are in Australian dollars.

Overview

The key aspects of the Company's remuneration strategy have remained consistent over the last financial year and continue to be designed to attract, retain and motivate suitably qualified and experienced Directors and senior executives. This strategy has been consistently applied across all Key Management Personnel (KMP) and other senior executives over the course of 2007.

Executive Directors and Senior Executives

Executive remuneration comprises both a fixed component (made up of salary and other benefits including superannuation) and at risk components in the form of short and long term incentives and is designed to attract suitably qualified candidates, reward the achievement of strategic objectives, and achieve the broader outcome of creation of value for shareholders. The Managing Director does not receive any fees for his services as a Director of the Company.

Non-Executive Directors

The fees paid to Non-Executive Directors are set at levels which reflect both the responsibilities of, and the time commitments required from, each Non-Executive Director to discharge their duties. Fee levels are set having regard to independent professional advice and the fees paid by comparable companies. The fees paid to Non-Executive Directors are not linked to the performance of the Company.

Non-executive directors receive fees in cash, a portion of which must generally be applied to acquiring shares in the Company.

Symbion Health Remuneration Policies

1. Managing Director and Senior Executive Remuneration

The disclosures in this section relate to the Symbion Health Limited executives listed in Table 9 on page 27 of this report. These individuals are the KMP of the Company (other than the Non-Executive Directors) – namely the Managing Director and the senior executives with authority and responsibility for planning, directing and controlling the activities of the Company during the financial year. Table 9 also includes the five Company and group executives (excluding the Managing Director) who received the highest remuneration for the 2007 year.

1.1 Board Policy on Remuneration

The Company has a remuneration policy that:

- reinforces the short, medium and long term objectives of the Company as set out in the Company's strategic business plans;
- provides a common interest between employees and shareholders by linking executive rewards with factors that contribute to shareholder wealth; and
- is competitive in markets in which the Company operates, in order to attract, motivate and retain high calibre employees.

Executive remuneration is structured to include both fixed and at-risk components. For fixed remuneration, the Board has continued to position executives within the range of median of market data, plus or minus 20%. However, the at-risk or incentive based component of remuneration provides the potential for executives' total reward to reach the top quartile of market remuneration data (provided performance has been sufficient to achieve stretch targets related to the financial and strategic objectives of the Company). The Remuneration Committee takes advice from independent consultants such as Hay Group, Mercer Human Resources Consulting and Godfrey Remuneration Group in determining remuneration policy and the market competitiveness of executives' total reward.

1.2 Company Strategy and Performance

There have been significant changes in the Company over the last five years as outlined below. There have been changes in remuneration policy also over this time, including the introduction of long term incentive arrangements for senior executives of the Company. Financial measures have represented a significant portion of STI plans and therefore company performance has had a direct impact on incentives payable to senior executives. Company performance over this period is discussed below, showing that over the past five years there has been underlying growth in the Company share price, growth in earnings before interest and tax in continuing businesses and year on year improvement in earnings per share.

1.2.1 Company Strategy

The Company has been through a period of significant change and transformation over the past five years with major acquisitions and divestments taking place, as well as the demerger of the international pharmaceuticals business. Further change will occur if Symbion Health shareholders vote on 11 September 2007 in favour of a proposal pursuant to which Healthscope will acquire Symbion Health by way of a scheme of arrangement.

In 2001, FH Faulding & Co Limited was acquired, which added the Pharmacy, Consumer and Pharmaceuticals businesses to the existing business portfolio. In June 2003, the non-health Logistics business was sold, and in December 2003, the Hospitals business was divested.

In May 2005, a strategic review to assess the merits of a demerger involving separate listings of the global pharmaceutical business

Remuneration Report

and an entity focused on the domestic healthcare businesses was announced to the market. On 18 November 2005, the demerger of Mayne Pharma Limited from the domestic healthcare businesses became effective, and the Company was renamed Symbion Health Limited. The separation of the domestic healthcare businesses from the pharmaceutical business has enabled each of the businesses to focus on their core activities and more effectively implement their distinctive strategies.

Symbion Health's vision is to become a recognised world class, integrated health, diagnostic and wellness provider, through its businesses of Pathology, Medical Centres, Imaging, Pharmacy and Consumer. Since the demerger, significant progress has been made in improving the performance of Symbion Health's businesses. This has placed the Company in a unique position to be a key beneficiary of industry consolidation.

On 29 May 2007, Symbion Health and Healthscope announced a proposal pursuant to which Healthscope will acquire all of Symbion Health's shares for a combination of scrip and cash via a scheme of arrangement. Following the acquisition of Symbion Health by Healthscope, it is proposed that the IAC Consortium (formed by Ironbridge Capital and Archer Capital) will acquire Symbion Health's Consumer and Pharmacy Services businesses.

An Explanatory Memorandum was sent to Symbion Health shareholders in the week commencing 6 August 2007. Symbion Health shareholders will vote on the scheme of arrangement at a meeting to be held on 11 September 2007. Subject to Court approval on 14 September 2007, the effective date of the scheme and the last day of trading in Symbion Health shares would be 17 September 2007.

The discussion of financial performance in the following section focuses on the Company's continuing businesses of Symbion Pathology, Symbion Medical Centres, Symbion Imaging, Symbion Pharmacy Services and Symbion Consumer. Furthermore, given the changes in corporate structure largely as a result of the demerger in November 2005, comparison of the Company's results is focused on the continuing business results.

1.2.2 Company performance and shareholder wealth

Table 2 - Symbion Health share price - 1 July 2002 to 30 June 2007


$
7
6
5
4
3
2
1
0
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jun-07
— Symbion share price (adjusted to take account of demerger)
— Symbion share price (unadjusted for impact of demerger)

As can be seen from the unadjusted graph above, immediately prior to the announcement on 4 May 2005 that the Company was considering a demerger the share price was $3.53. Shareholders who participated in the demerger received one Mayne Pharma share for each share held in the Company prior to the demerger. As a result of this a drop occurred in the Symbion share price on 21 November 2005 when the Mayne Pharma shares were allocated. In order to get a clearer picture of the underlying trend in the Company's share price, the adjusted share price effectively removes the impact of the demerger of Mayne Pharma and subsequent allocation of Mayne Pharma shares.

Given the change to AIFRS from AGAAP in 2005, it is not possible to provide a meaningful comparison of earnings over a five year period. The chart below shows continuing business earnings before interest, tax and significant items.

A three year comparison is provided as AIFRS numbers are only available for 2005, 2006 and 2007.

Table 3 - Earnings before interest, tax and significant items


300
250
200
150
100
50
0
258
103
155
223
49
174
202
202
2005
2006
2007
Continuing
Discontinued

Earnings before interest and tax (EBIT) from Symbion Health's continuing businesses have increased significantly over the past three financial years from $155 million in 2005 to $202 million in 2007. The growth in continuing business EBIT has been driven by organic growth, supplemented by bolt-on acquisitions. In 2007, the Pathology, Pharmacy Services and Consumer businesses have contributed to the majority of the increase in earnings.

On an AGAAP basis, earnings before interest, tax and significant items increased 35.5% in 2004 and 9.8% in 2005. Growth in these years was driven by both organic growth and acquisitions.

Table 4 - Continuing business earnings per share (before significant items and minority interests)


16.5
16.0
15.5
15.0
14.5
14.0
0
15.9
14.6
2006
2007

There has been positive momentum in earnings per share in recent years. In 2004 and 2005, earnings per share benefited from on- and off- market buy-backs completed following the sale of the Logistics and Hospitals businesses. However, given the demerger and the change to Australian equivalents to International Financial Reporting Standards (AIFRS), as well as further accounting standard changes in 2007 in relation to financial guarantee contracts, earnings per share data can only be meaningfully compared from the past two financial years, being 2007 and the prior year comparative.

The Company's continuing business EPS (before significant items and minority interests) increased 8.9% in financial year 2007 from 14.6 cents to 15.9 cents. The increase in earnings from operations was partially offset by a higher securitisation charge and interest expense. The increase in interest expense is reflective of the Company's capital structure following the demerger. The demerger principles of debt apportionment allocated all of the Mayne Group debt to the Company, with additional debt drawn at the time of the demerger to enable Mayne Pharma to be demerged with a net cash position.

The table below compares the dividends per share paid to shareholders over the past five years. The decrease in dividends per share in 2006 reflects the demerger of Mayne Pharma that took place during the year.

Table 5 – Dividend History (cents per share and percentage franked)

	2003		2004		2005		2006		2007	
	c	%Frk	c	%Frk	c	%Frk	c	%Frk	c	%Frk
Interim dividend	4.0	0	10.5	0	4.5	0	4.0	75	4.25	100
Final dividend	0*	0	6.5	0	6.5	50	4.0	100	5.0	100
Total dividend	4.0		17.0		11.0		8.0		9.25	

* no final dividend paid, paid as interim dividend in following year

1.3 Components of Remuneration

1.3.1 Overview

The Board aims to achieve a balance between fixed and performance related components of remuneration that reflect market conditions at each job and seniority level. The relative proportion of the Managing Director's and senior executives' total remuneration packages that is performance based increases with seniority as follows:

- 28.6% of the Managing Director's target remuneration is fixed, and 71.4% is at risk (28.6% against short term incentives and 42.8% against long term incentives);
- 40% of the Chief Financial Officer's and the Group General Manager Strategy and Development's target remuneration is fixed, and 60% is at risk (equally divided between short and long term incentives); and
- the target remuneration of other direct reports to the Managing Director is 50% fixed, and 50% at risk (equally divided between short and long term incentives).

1.3.2 Fixed Annual Remuneration (FAR)

The FAR for all current executives is expressed as a dollar amount that the executive may take in a form agreed with the Company. FAR comprises salary, company superannuation contributions and other benefits (e.g. novated vehicle lease) including applicable fringe benefit tax and is subject to annual review by the Remuneration Committee.

FAR is aligned to the market, based on remuneration information sourced from external remuneration advisors The Company's remuneration policy is to review executive remuneration with effect from 1 July each year, however there are no guaranteed increases in FAR in any executive service contracts.

1.3.3 Short Term Incentives

All senior executives participated in the Executive Short Term Incentive Plan (ESTIP) for 2007. Payment of incentives under the ESTIP is dependent on the achievement of stretch milestones related to key success factors of the Company.

Remuneration Report

Under the terms of his invitation to participate in the ESTIP, The Managing Director is required to take any award in excess of 75% of FAR as performance rights over shares in the Company. Due to the proposed scheme of arrangement with Healthscope, the Board amended this requirement for 2007 and any award in excess of 75% of FAR will be paid in cash for this financial year. Awards made to other executives under the ESTIP are made in cash, with executives having the ability to voluntarily defer all or part of any payment by sacrificing a cash payment for shares in the Company. However, as a result of the proposed scheme of arrangement with Healthscope, all awards made to executives under the ESTIP for 2007 have been made in cash.

If the proposed scheme of arrangement with Healthscope is approved, the Symbion Health Board will also make further determinations in relation to the achievement of performance conditions of the ESTIP in relation to the 2008 financial year for that proportion of the 2008 financial year from 1 July 2007 to the Implementation Date of the scheme, with a minimum pro-rata period of 3 months, and may make cash payments to participants in the ESTIP pursuant to the terms of the ESTIP in accordance with that determination.

Performance Criteria

Stretch targets are selected following approval by the Board of the Company's strategic and operational plans for the coming year. The Board agrees objectives for the Managing Director. These objectives also provide the basis of targets for the direct reports of the Managing Director.

For 2007, targets included achievement of budgeted key financial goals such as EBIT, ROIC, cash flow, billing and cost management; achievement of stretch milestones in the implementation of the components of Company strategy that were appropriate to each executive's area of responsibility; further development and implementation of key performance indicators; business growth and market penetration initiatives; development of organisational capability; strengthening of risk management and development of key stakeholder relationships.

Assessment of Performance Measures

Assessment of performance against objectives occurs following the completion of the financial year. The financial milestones under the ESTIP are assessed against the Company's financial results for the full financial year. Performance against the non-financial milestones is reviewed against the internal strategic benchmarks set by the Board. The grant of awards to KMP and other senior executives is subject to final approval by the Board.

The percentage of the available STI that was paid or vested in 2007, is set out in the table below.

Table 6 - Percentage of STI Paid

For the year to 30 June 2007	Maximum Potential STI ($)[a]	Actual STI Payment ($)	Actual STI Payment as a % of Maximum STI
Symbion Health Executives			
Managing Director			
R Cooke	1,000,000	910,000	91
Senior Executives			
M Hooper*	295,200	280,440	95
J Hickey	360,000	342,000	95
P Garcia-Webb	212,500	123,250	58
P Davies	175,000	175,000	100
R Barnes	162,500	152,750	94

(a) STI constitutes a cash incentive earned during 2006/07 and was paid on 15 August 2007. A minimum level of performance must be achieved before any STI is paid. Therefore, the minimum potential value of STI which was granted in respect of the year is nil.

(b) Where the actual STI payment is less than the maximum potential, the difference is forfeited and does not become payable in subsequent years.

* Executive was only eligible for payment against a STI for a portion of the year. The maximum potential STI shown therefore represents the applicable pro-rata amount available for payment.

1.3.4 Long Term Incentive Program

The Company's Long Term Incentive (LTI) program, developed in conjunction with external remuneration specialists, is designed to link executive reward with the key performance drivers that underpin sustainable growth in shareholder value. (The vehicle adopted by the Board for implementing its LTI arrangements is a Performance Rights Plan (PRP)).

Participation in the PRP is offered to those who are able to influence the generation of shareholder wealth and thus have a direct impact on the Company's performance against the relevant performance hurdles. Selected high potential executives may be offered participation subject to the approval of the Board. All KMPs were made grants under the PRP during 2007. Mr M Hooper received a further grant on his appointment to the position of Chief Financial Officer. Further invitations to participate in the PRP are approved on an annual basis by the Board.

Overview of the Performance Rights Plan

Under the PRP, eligible executives are granted Performance Rights on terms and conditions determined by the Board. Performance Rights are offered at no cost to the executive. Subject to the satisfaction of performance conditions set out below, any Performance Rights granted vest following the announcement of the company's 3rd full year profit results, following the date of the grant, whereupon participants will be allocated shares in the Company at no cost to the executive.

Participants are eligible to vote and to receive any dividend, bonus issue, return of capital or other distributions made in respect of the shares that they are allocated upon vesting of their Performance Rights.

In general, executives are not able to trade in shares allocated under the PRP on vesting until the earlier of:

- seven years after the date of the grant of shares allocated on vesting; or
- twelve months following the cessation of employment with the Company.

If a participant ceases to be employed by the Company before a Performance Right has vested by reason of death, disability, bona fide redundancy or other reason with the approval of the Board, the Board has discretion to determine the extent to which Performance Rights vest. If no determination is made, Performance Rights will lapse.

If a participant ceases to be employed by the Company before a Performance Right has vested for any other reason, Performance Rights will lapse. In the event of a takeover or change of control of the Company, any unvested Performance Rights may vest at the Board's discretion, having regard for the achievement of performance hurdles. The Symbion Health Board has determined that if the proposed scheme of arrangement with Healthscope is approved, the performance conditions in the Symbion Health PRP will have been satisfied in respect of all participants and will award participants in the Symbion Health PRP Symbion Health shares, in accordance with the terms of the Symbion Health PRP. As disclosed in the Explanatory Memorandum distributed to shareholders in the week commencing 6 August 2007, if the scheme of arrangement is approved these shares will be issued to PRP participants prior to the Record Date for the scheme and will participate in the scheme.

The PRP rules prohibit hedging or dealing with a derivative instrument intended to "lock in" a profit relating to shares received on vesting of Performance Rights, or Performance Rights.

Where, in the reasonable opinion of the Board, a participant acts fraudulently or dishonestly or is in breach of his or her obligations to the Company, the Board may deem any unvested Performance Rights of the participant to have lapsed and/or deem all or any shares received on the vesting of Performance Rights held by the participant to be forfeited.

Performance Hurdles

Performance hurdles under the PRP are set by reference to Symbion Health's performance targets and are advised to the executive at the time of the grant. Performance hurdles for Performance Rights issued in 2007 were tied to the Company's Total Shareholder Return (TSR).

The growth in the Company's TSR over the three year performance period is compared with the TSR performance of other companies in a comparator group. For the purposes of the PRP, the comparator group is the companies that comprise the Standard & Poor's S&P/ ASX 200 index.

In assessing whether performance hurdles have been met at the end of the performance period, the Company receives independent data that will provide both the Company's TSR growth from the commencement of each grant, and that of the comparator group.

The vesting schedule for Performance Rights is shown below.

Table 7 – Vesting schedule for Performance Rights

Performance Measure	% Performance Rights to Vest
Symbion Health TSR below 50th percentile	0
Symbion Health TSR in the 50th percentile	50
Symbion Health TSR between the 51st and 74th percentile	At 51st percentile, 52% vests.
	At each increased percentile, an additional 2% vests
Symbion Health TSR equal to or greater than 75th percentile	100

The Board's current policy remains that no retesting of performance hurdles is permitted, and any Performance Rights that do not vest in a financial year automatically lapse.

The Board considers that TSR is an appropriate performance condition for the PRP because:

- it provides an external validation of performance;
- it is consistent with LTI best practice; and
- it ensures that a portion of each executive's remuneration is clearly linked to the generation of profits and shareholder value and ensures that executives only receive a benefit where there is a corresponding direct benefit to shareholders.

Performance Rights Granted as Remuneration

Grants of Performance Rights have been made under the PRP to all KMP in 2007 and the movement in Performance Rights held by all KMP during the year and are set out in Table 8 below.

Remuneration Report

Table 8 - Performance Rights granted during the year and movement in Performance Rights during the year

Executive Director / Senior Executive	Balance at 1 July 2006	Number of Performance Rights granted[a]	Maximum value of 2007 grants at date of award[b]	Future year that grant may vest[c]	Number of Performance Rights Vested[d]	Balance at 30 June 2007
R Cooke	786,748	474,473	$725,944	2009	0	1,261,221
J Hickey	281,512	113,873	$174,226	2009	0	395,385
M Hooper	0	177,136[e]	$306,319	2009	0	177,136
R Barnes	0	51,401	$78,644	2009	0	51,401
P Davies	0	55,355	$84,693	2009	0	55,355
P Garcia-Webb	0	67,217	$102,842	2009	0	67,217

(a) Performance Rights were granted on 27 October 2006 to all executives participating in the LTI program. Mr M Hooper received a further grant on 15 December 2006 on his appointment to CFO The grants made to executives constituted 100% of grants available for the year. As the Performance Rights vest on satisfaction of performance conditions which are to be tested in future financial periods, none of the Performance Rights set out above vested or were forfeited during the year. The terms of the Performance Rights are discussed above.

(b) The value per Performance Right was calculated at $1.53 for rights granted 27 October 2006 and at $1.84 for rights granted 15 December 2006 that may vest in 2009, using Monte Carlo Simulation valuation methodology. The key parameters taken into account in the valuation were the estimate of the volatility of Symbion Health's share price, risk free rates derived from the Australian dollar swap rates as at the valuation date, the historic dividend yield rates for Symbion Health shares and the performance hurdles. An explanation of the pricing model used to calculate these values is set out in Note 32 to the financial statements The aggregate value of Performance Rights granted to the CEO and KMP during the year (at the date of grant) is $1,472,668 The value determined by this methodology is not related to, nor indicative of, any benefit that executives may ultimately realise should the Performance Rights vest. The minimum total value of the grant if the applicable performance conditions are not met is nil.

(c) At the time of the grant, performance conditions were due to be assessed in 2009, however the Symbion Health Board has determined that if the proposed scheme of arrangement with Healthscope is approved, the performance conditions will have been satisfied in respect of all participants and will award participants Symbion Health shares in accordance with the terms of the Symbion Health PRP. These shares will be allocated to PRP participants prior to the Record Date for the scheme and will participate in the scheme

(d) No performance rights lapsed, were forfeited or vested during 2007.

(e) The first grant of 63,263 rights to Mr M Hooper was made on 27 October 2006 as part of the grant of rights to all executives participating in the LTI program The second grant, made on 15 December 2006 was a grant of 113,873 rights that was made to him on his appointment to the position of CFO

1.4 Details of Contracts of CEO and Senior Executives

The remuneration and other terms of employment for KMP are formalised in employment and service agreements. Each of these agreements provide for performance-related cash bonuses under the STI plan (as disclosed above), other benefits and participation, where eligible in the Company's LTI plan as disclosed above.

(a) Duration of Contracts

Under the terms of the employment contracts and the service agreements, the Managing Director and other members of the senior executive team continue to be employed until their employment is terminated.

(b) Notice Periods and Payments on Termination

The service agreements and employment contracts are generally open ended and provide for termination payments to be made in certain circumstances. The employment contracts of the Managing Director and other executives (except Mr P Davies) provide that employment may be terminated on a mutual notice period of six months. Mr Davies' agreement provides for a mutual notice period of twelve months. The Company may make a payment in lieu of notice.

Mr R Cooke's service agreement provides for a termination payment of a sum equal to twelve months of the executive's FAR plus 50% of the maximum short term incentive which he was able to earn for the year in which the agreement is terminated. Any termination payment is inclusive of any payment in lieu of notice.

Employment contracts of KMP other than that of the Managing Director, Mr R Cooke, provide that if their employment is terminated on the grounds of redundancy, the retrenchment benefits will accord with the terms of Company retrenchment policy (i.e. payment in lieu of notice; plus two weeks' FAR for each year of service (to a maximum of 52 weeks)).

The Symbion Health Board has agreed at the request of Healthscope, that if the proposed scheme of arrangement with Healthscope is approved, Symbion Health will terminate the employment of Mr R Cooke and Mr J Hickey with effect from the Implementation Date and will make payments or awards to each of Mr Cooke and Mr Hickey in relation to the termination of his employment with Symbion Health, equal to 3 times his respective total fixed remuneration (being his base salary and employer superannuation contribution) for the year ended 30 June 2007.

(c) Restraint of Trade

Service agreements and employment contracts of KMP contain restraint of trade provisions which prohibit engagement in any activity that would compete with the company, generally for a period of six months in order to protect the Company's business interests. In line with the principles of employment law, and in order to ensure that the restraint is enforceable by the Company, the amount of payment due to the executive on termination of his or her employment is linked to the length of the restraint.

Mr R Cooke's service agreement contains a restraint provision that, at the discretion of the Company, for twelve months from the date of termination of his employment he must not compete within Australia with any business or activity carried on by the Company.

Attempts to endeavour to entice away employees and customers of the Company are also subject to a twelve month restraint. In exchange for continued compliance with this provision, Mr Cooke is entitled to an amount equivalent to twelve months' FAR, payable in quarterly instalments. The Symbion Health Board has determined that if the proposed scheme of arrangement with Healthscope is approved, Mr Cooke will be released from these restraint provisions.

1.5 Detail of Remuneration Paid

Details of the remuneration paid to the Managing Director and other KMP (excluding Non Executive Directors) in respect of 2007 are set out in the following table. All values are in Australian dollars.

Table 9 - Detail of Remuneration Paid

				Primary			Post Employment	Equity	Other	TOTAL
Title	Name	Term of Office	Financial Year	Fixed Salary	Incentive Payments[a]	Non Monetary benefits[b]	Super	Options/ Rights[c]	Termination Benefits	
Symbion Health Limited Executives										
Managing Director and Chief Executive Officer	R Cooke	Full Year	2007	917,200	910,000	2,869	82,800	543,933	0	2,456,802
Group General Manager - Strategy and Development	J Hickey^	Full Year	2007	440,256	342,000	0	39,744	195,808	0	1,017,808
Chief Financial Officer	M Hooper^	From 4 September 2006 (commenced as Chief Financial Officer on 1 November 2006)	2007	353,194	280,440	0	31,884	66,617	0	732,135
General Manager - Pathology	P Garcia-Webb	Full Year	2007	389,810	123,250	2,707	35,190	26,481	0	577,438
General Manager - Pharmacy Services	P Davies	Full Year	2007	358,177[e]	500,000[d]	0	28,980	21,808	0	908,965
General Manager - Consumer	R Barnes	Full Year	2007	298,090	152,750	0	26,910	20,250	0	498,000
TOTAL			2007	2,756,727	2,308,440	5,576	245,508	874,897	0	6,191,148

(a) Comprises incentive payments in accordance with short term incentive programs for the year ended 30 June 2007, based on performance in that year and approved by the Board in August 2007.

(b) Comprises other remuneration benefits such as the package value of motor vehicle benefits inclusive of FBT.

(c) In accordance with the requirements of the Accounting Standards, remuneration includes a portion of the notional value of equity compensation granted or outstanding during the year. The notional value of the equity instruments is determined as at the grant date and progressively allocated over the relevant instrument's vesting period. The amount included as remuneration is not related to or indicative of the benefit (if any) that individual executives may ultimately realise should the equity instruments vest. The notional value of equity instruments as at the date of their grant has been determined in accordance with AASB 2 "Related Party Disclosures" using the Black Scholes methodology. Details of the assumptions underlying the valuation are set out in Note 32 to the financial statements. 22.19% of the CEO's, 9.1% of Mr M Hooper's, 19.2% of Mr J Hickey's and between 2.4% and 4.6% of other key management personnel's remuneration for the financial year consists of Performance Rights.

^ Mr M Hooper commenced as Chief Financial Officer on 1 November 2006. For the period from 4 September 2006 to 31 October 2006, Mr Hooper held the position of General Manager Business Development. Mr J Hickey commenced as Group Manager – Strategy and Development on 1 November 2006. Prior to that time, he held the position of Chief Financial Officer until 31 October 2006.

(d) Incentive payments made to Mr Davies included a payment of $175,000 against short term incentive targets under the ESTIP and an additional discretionary bonus of $325,000 granted by the Board in respect of Mr Davies performance during the 2006/07 financial year.

(e) Includes payment of $37,157 for annual leave cashed out in accordance with Workchoices.

Remuneration Report

2. Non-Executive Director remuneration

2.1 Board policy on non-executive director remuneration

The Company's Constitution provides that the Board shall determine the total remuneration paid to Non-Executive Directors for their services as Directors in respect of each year and its distribution amongst them, provided that such total amount shall not exceed the maximum aggregate amount approved from time to time by shareholders in a general meeting. The present aggregate amount, which was approved by shareholders at the 2004 Annual General Meeting, is $1,500,000 a year. The total remuneration paid to all of the Non-Executive Directors for their services as Directors during 2007 was $689,191 excluding superannuation contributions.

The fees paid to Non-Executive Directors reflect the responsibilities of, and time commitments required from, each Non-Executive Director to discharge their duties. The remuneration of Non-Executive Directors is not linked to the performance of the Company, in order to maintain their independence and impartiality. In setting fee levels, the Board periodically obtains external independent advice as to the appropriate remuneration levels to remain competitive with the market. In particular, the Board seeks to position the emoluments of Non-Executive Directors at levels similar to those in companies of comparable size and complexity to the Company.

Non-Executive Directors' fees are currently $110,000 per annum, except for the Chair who receives $330,000 per annum. Further, the Chair of the Audit & Compliance Committee receives an additional fee of $15,000 per annum and the Chair of the Remuneration Committee receives an additional fee of $5,000 per annum. Other Non-Executive Directors do not receive additional remuneration for their participation as members of Board Committees.

Superannuation contributions in addition to Directors' fees are made by the Company on behalf of the Non-Executive Directors in accordance with the Company's statutory obligations.

In accordance with rule 37(f) of the Constitution, Directors are also permitted to be paid additional fees for special duties or exertions. Such fees are not included in the aggregate remuneration cap approved by shareholders. The Symbion Health Board has determined that in recognition of the significant additional commitments and time requirements on Non-Executive Directors as a result of the Board's consideration of proposed scheme of arrangement with Healthscope, a special exertion fee in addition to their existing fee entitlements be paid in the sum of $45,000 to Mr J Hall, $40,000 to Mr P McClintock, and $25,000 to each of Dr I Blackburne and Dr C Bennett.

Directors are also entitled to be reimbursed for all business related expenses, including travel, as may be incurred in the discharge of their duties.

2.2 Retirement benefits

In May 2003, the Board resolved to discontinue the practice of entering into agreements to pay retirement allowances to Non-Executive Directors. No current Non-Executive Director is entitled to a retirement allowance upon ceasing to hold office.

2.3 Non-Executive Director Share Plan

The Board believes it is important for Non-Executive Directors to have share ownership in the Company to better align their interests with those of shareholders. To achieve this, the establishment of a Non-Executive Directors' Share Plan (Plan) was approved by shareholders at the Annual General Meeting held in November 2000. The current policy of the Board is that Directors must apply a minimum of 20% of their Directors' fees in acquiring shares in the Company under the Plan until the value of shares in which the Director has an interest is equal to or greater than the annual amount of their Directors' fees. The Plan also allows Non-Executive Directors to take a higher proportion of their fees in the form of shares should they elect to do so.

A Non-Executive Director who acquires shares under the Plan generally must not transfer those shares before the earlier of the end of ten years from the acquisition date or the date on which the Non-Executive Director ceases to be a Director of the Company.

The Plan is not a performance-based share plan and is not intended as an incentive component of Non-Executive Director remuneration.

During the year, a total of 30,879 ordinary shares were acquired by Directors under the Plan. All of these shares were purchased on the ASX, and no new shares were issued under the Plan during the year. The Plan was suspended in March 2007 due to the Board's consideration of the proposed scheme of arrangement with Healthscope Limited. Interests held by Non-Executive Directors in shares in the Company are set out on page 19 of the Directors' Report.

2.4 Details of Non-Executive Director Remuneration

Non-Executive Directors' fees are fixed at the levels set out in Section 2.1 of the report.

Details of the remuneration received by each Non-Executive Director for services performed during 2007 are set out in Table 10.

Table 10 – Non-Executive Directors' remuneration

	Fees $		Post employment $	Total Remuneration $
Non-Executive Director	Cash (a)	Shares	Superannuation benefits	
P McClintock	275,000	54,807	29,700	359,507
I Blackburne	99,667	15,270	10,350	125,287
J Hall	108,333	16,599	11,250	136,182
C Kay	59,083	14,607	6,638	80,328
C Bennett	44,000	1,825	4,125	49,950
TOTAL	586,083	103,108	62,063	751,254

(a) This includes Board and Committee fees paid during the year (in addition to any residual payments from the Non-Executive Directors' Share Plan)

For personal use only

Financial Report

Income statements

for the financial year ended 30 June 2007

	Note	Consolidated		Parent entity	
		2007	2006	2007	2006
		$'000	$'000	$'000	$'000
Revenue	4	**3,832,415**	**3,447,432**	**174,471**	**258,582**
Employee expense		(594,930)	(569,122)	(28,883)	(44,416)
Subcontractor expense		(8,128)	(10,700)	(5)	(4)
Purchases of materials and trading stocks		(2,554,972)	(2,220,015)	-	-
Change in inventories		(12,677)	(37,135)	-	-
Consumables expense		(128,351)	(120,032)	(357)	(536)
Depreciation and amortisation	5	(51,180)	(49,260)	(4,379)	(4,509)
Marketing costs		(24,692)	(24,456)	(127)	(23)
Fleet operation and distribution costs		(43,624)	(37,814)	(235)	(344)
Occupancy costs		(96,028)	(98,366)	(6,903)	(9,831)
Communications and systems		(22,050)	(34,743)	(15,993)	(28,779)
Financial expenses	5	(61,759)	(43,051)	(51,600)	(58,486)
Other expenses	5	(119,410)	(103,743)	(81,765)	(61,192)
Cost recovery from controlled entities		-	-	27,104	48,603
Share of net profits of associates accounted for using the equity method	31	131	104	-	-
Profit before income tax expense		**114,745**	**99,099**	**11,328**	**99,065**
Income tax (expense)/benefit	6	(33,871)	(10,680)	30,318	77,068
Profit from continuing operations		**80,874**	**88,419**	**41,646**	**176,133**
Profit/(loss) from discontinued operations	34	**13,352**	**(90,608)**	**20,851**	**(117,594)**
Profit/(loss) for the period		**94,226**	**(2,189)**	**62,497**	**58,539**
Attributable to:					
Equity holders of Symbion Health Limited		91,419	(6,121)		
Minority interest		2,807	3,932		
Profit/(loss) for the period		**94,226**	**(2,189)**		
Earnings per share					
Basic and diluted earnings per share attributable to ordinary equity holders	7	14.2c	(1.0)c		
Basic and diluted earnings per share from continuing operations	7	12.1c	13.2c		
Dividends per share					
2007 Interim paid 30 March		4.25c			
2006 Final paid 6 October		4.0c			
2006 Interim paid 28 April			4.0c		
2005 Final paid 30 September			6.5c		

The Income statements are to be read in conjunction with the accompanying notes to these financial statements.

symbion Health

Statements of recognised income and expense

for the financial year ended 30 June 2007

	Note	Consolidated		Parent entity	
		2007	2006	2007	2006
		$'000	$'000	$'000	$'000
Fair value reserve transferred to income statement		-	(410)	-	(410)
Foreign exchange translation differences		(7,746)	19,786	-	-
Net gain/(loss) on hedge of net investment in foreign subsidiaries		4,458	(3,322)	-	-
Net loss on demerged foreign entities recognised in the income statement		-	(9,506)	-	-
Revaluation of cash flow hedge and fair value reserves		2,292	1,939	2,292	1,939
Net (loss)/income recognised directly in equity		**(996)**	**8,487**	**2,292**	**1,529**
Profit/(loss) for the period		**94,226**	**(2,189)**	**62,497**	**58,539**
Total recognised income and expense for the period		**93,230**	**6,298**	**64,789**	**60,068**
Attributable to:					
Equity holders of Symbion Health Limited		90,423	2,366		
Minority interest		2,807	3,932		
Total recognised income and expense for the period		**93,230**	**6,298**		
Impact of change in accounting policy on retained earnings at beginning of period	2	-	(3,319)		

Other movements in equity arising from transactions with owners as owners are set out in Note 19. The amounts recognised directly in equity are disclosed net of tax.

The Statements of recognised income and expense are to be read in conjunction with the accompanying notes to these financial statements.

Balance sheets

as at 30 June 2007

	Note	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Current assets					
Cash and cash equivalents	9	196,682	187,005	100,000	113,961
Trade and other receivables	10	230,210	232,178	14,745,997	11,555,639
Inventories	11	279,617	262,435	-	-
Prepayments		17,440	14,531	2,626	3,493
Total current assets		**723,949**	**696,149**	**14,848,623**	**11,673,093**
Non-current assets					
Deposits	9	599	651	-	-
Other receivables	12	2,237	4,081	-	1,670
Investments accounted for using the equity method	31	2,627	2,729	-	-
Other financial assets	13	27,970	29,326	309,611	356,776
Property, plant & equipment	14	239,160	244,846	7,314	6,800
Goodwill	15	744,623	706,607	-	-
Other intangible assets	15	416,265	387,652	6,709	6,566
Deferred tax assets	6	68,478	92,440	19,524	41,927
Total non-current assets		**1,501,959**	**1,468,332**	**343,158**	**413,739**
Total assets	24	**2,225,908**	**2,164,481**	**15,191,781**	**12,086,832**
Current liabilities					
Trade and other payables	16	540,764	510,163	31,841	43,583
Borrowings	17	-	-	13,882,133	10,780,281
Other financial liabilities	17	2,338	3,849	-	-
Employee benefits	18	40,520	43,037	1,229	2,153
Current tax liabilities		9,939	7,234	7,902	6,612
Provisions	18	56,544	52,565	34,279	22,534
Total current liabilities		**650,105**	**616,848**	**13,957,384**	**10,855,163**
Non-current liabilities					
Payables	16	53	1,152	-	-
Borrowings	17	595,000	595,000	595,000	595,000
Other financial liabilities	17	3,870	4,042	-	-
Employee benefits	18	44,574	40,466	1,009	773
Deferred tax liabilities	6	45,291	70,708	14,739	38,433
Provisions	18	11,334	18,104	7,493	13,259
Total non-current liabilities		**700,122**	**729,472**	**618,241**	**647,465**
Total liabilities	24	**1,350,227**	**1,346,320**	**14,575,625**	**11,502,628**
Net assets		**875,681**	**818,161**	**616,156**	**584,204**
Equity					
Share capital	19	1,101,256	1,088,645	1,101,256	1,088,645
Reserves	20	19,164	12,447	27,914	17,909
Accumulated losses	21	(248,626)	(286,884)	(513,014)	(522,350)
Total equity attributable to equity holders of Symbion Health Limited		**871,794**	**814,208**	**616,156**	**584,204**
Minority interests		3,887	3,953	-	-
Total equity	21	**875,681**	**818,161**	**616,156**	**584,204**

The Balance sheets are to be read in conjunction with the accompanying notes to these financial statements.

Statements of cash flows

for the financial year ended 30 June 2007

	Note	Consolidated		Parent entity	
		2007	2006	2007	2006
		$'000	$'000	$'000	$'000
Cash flows from operating activities					
Cash receipts from customers		4,078,605	3,709,291	962	8,484
Cash payments to suppliers and employees		(3,823,732)	(3,488,570)	(40,667)	(39,591)
Cash generated from operations		254,873	220,721	(39,705)	(31,107)
Dividends received from discontinued entity		-	41,102	-	-
Financial income received		4,141	15,914	9,696	16,722
Financial expenses paid		(59,499)	(47,279)	(41,361)	(35,126)
Income tax paid		(17,604)	(23,411)	(17,377)	(23,353)
Net cash from operating activities - continuing operations		**181,911**	**207,047**	**(88,747)**	**(72,864)**
Net cash from operating activities - discontinued operations	34	(7,182)	17,924	(6,468)	(10,904)
Net cash from operating activities	22(a)	**174,729**	**224,971**	**(95,215)**	**(83,768)**
Cash flows from investing activities					
Payments for acquisition of entities net of cash acquired		(62,719)	(31,942)	-	-
Payments for operating rights and licences		(5,511)	(1,186)	-	-
Payments for property, plant and equipment		(47,463)	(62,578)	(5,084)	(624)
Payments for other investments		-	(73)	-	-
Proceeds from deposits with other entities		54	-	-	-
Proceeds from sale of property, plant and equipment		6,558	1,199	-	-
Proceeds from sale of investments		-	3,934	-	-
Loans to related parties		-	-	(16,430)	(295,191)
Net cash from investing activities - continuing operations		**(109,081)**	**(90,646)**	**(21,514)**	**(295,815)**
Net cash from investing activities - discontinued operations	34	(7,209)	(146,986)	(7,043)	(68,827)
Net cash from investing activities		**(116,290)**	**(237,632)**	**(28,557)**	**(364,642)**
Cash flows from financing activities					
Proceeds from issue of shares		-	1,384	-	1,384
Proceeds from borrowings		-	829,794	-	829,794
Repayments of borrowings		-	(875,403)	-	(875,223)
Payment of finance lease liabilities		(4,129)	(9,268)	-	-
Dividends received		120	-	164,000	270,502
Dividends paid		(44,261)	(45,362)	(40,493)	(41,614)
Net cash from financing activities - continuing operations		**(48,270)**	**(98,855)**	**123,507**	**184,843**
Net cash from financing activities - discontinued operations	34	-	(1,078)	-	-
Net cash from financing activities		**(48,270)**	**(99,933)**	**123,507**	**184,843**
Net increase/(decrease) in cash and cash equivalents		10,169	(112,594)	(265)	(263,567)
Cash and cash equivalents at the beginning of the period		187,005	389,758	35,602	295,598
Cash divested/demerged		(541)	(94,057)	-	-
Effect of exchange rate changes on cash held in foreign currencies		49	3,898	(122)	3,571
Cash and cash equivalents at 30 June	9	**196,682**	**187,005**	**35,215**	**35,602**

The Statements of cash flows are to be read in conjunction with the accompanying notes to these financial statements.

Notes to the financial statements

for the financial year ended 30 June 2007

1. Significant accounting policies

Symbion Health Limited (the 'Company') is a company domiciled in Australia. The consolidated financial report of the Company for the financial year ended 30 June 2007 comprises the Company and its subsidiaries (together referred to as the 'consolidated entity') and the consolidated entity's interest in associates.

(a) Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards ('AASBs') adopted by the Australian Accounting Standards Board ('AASB' – including Australian Interpretations) and the Corporations Act 2001. Financial reports of the consolidated entity and the Company also comply with International Financial Reporting Standards ('IFRS') and interpretations adopted by the International Accounting Standards Board.

The financial statements were approved by the Board of Directors on 24 August 2007.

(b) Basis of preparation

The financial report is presented in Australian Dollars, which is the Company's functional currency.

Issued standards early adopted

The consolidated entity has elected to early adopt AASB 101 *Presentation of Financial Statements* (October 2006).

Issued standards not early adopted

The following standards and amendments have been identified as those which may impact the entity in the period of initial application. They are available for early adoption but have not been applied by the consolidated entity in these financial statements:

- AASB 7 *Financial Instruments: Disclosure* (August 2005) replacing the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007.
- AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 *Financial Instruments: Disclosures and Presentation*, AASB 101 *Presentation of Financial Statements*, AASB 114 *Segment Reporting*, AASB 117 *Leases*, AASB 133 *Earnings per Share*, AASB 139 *Financial Instruments: Recognition and Measurement*, AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, AASB 4 *Insurance Contracts*, AASB1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts*, arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.
- AASB 8 *Operating Segments* replaces the presentation requirements of segment reporting in AASB 114 *Segment Reporting*. AASB 8 is applicable for annual reporting periods beginning on or after 1 January 2009.
- AASB 123 *Borrowing costs*, AASB 2007-4 *Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments*, AASB 2007-6 *Amendments to Australian Accounting Standards arising from AASB 123* and AASB 2007-7 *Amendments to Australian Accounting Standards* were issued in June 2007. Any impact on the future financial results of the Company and the consolidated entity has not yet been assessed.

The initial application of AASB 7, AASB 2005-10 and AASB 8 is not expected to have an impact on the financial results of the Company and the consolidated entity as the standards and the amendments are concerned only with disclosures.

The financial report has been prepared on the basis of historical costs except for derivative financial instruments, financial instruments held for trading and financial instruments classified as available-for-sale, which are stated at their fair value. Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The Company is of a kind referred to in the ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the class order, amounts in the financial report and Directors' report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Management is required to make judgements, assumptions and estimates that affect the application of policies and reported amounts of assets, liabilities, income and expenses in preparing an annual financial report in accordance with Australian Accounting Standards. These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. A regular review is made of these estimates, and any revisions resulting from a change in the estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of Australian Accounting Standards that have a significant effect on the financial report and estimates with a significant risk of material adjustment in the next year are discussed in Note 1(z).

Except for the change in accounting policy (refer Note 2), the accounting policies set out below have been applied consistently throughout the consolidated entity to all periods presented in these consolidated financial statements. Where relevant, the accounting policies applied to the comparative period presented have also been disclosed if they differ from the current period policies.

(c) Basis of consolidation

The consolidated entity's consolidated financial report comprises the financial statements of the parent company (holding company) and all its controlled entities (subsidiaries) and equity accounting of all its associated entities.

1. Significant accounting policies (continued)

Subsidiaries

Subsidiaries are those entities controlled by the Company. Control is the power of an entity, directly or indirectly, to govern the financial and operating policies of another entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial report from the date that control is obtained until the date that control ceases.

Investments in subsidiaries are carried at their cost of acquisition in the Company's financial statements.

All inter-entity transactions, balances and any unrealised gains and losses arising from inter-entity transactions have been eliminated on consolidation. Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

Accounts of foreign controlled entities, prepared in accordance with foreign accounting principles are, for consolidation purposes, amended to conform with AIFRS and the policies adopted by the consolidated entity.

Associated entities

Associates are entities over which the consolidated entity has significant influence, but not control, over the financial and operating policies of the entity. The consolidated entity's share of the total recognised gains and losses of associates is included in the consolidated financial statements on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases.

When the consolidated entity's share of the losses exceeds its interest in the associate, the consolidated entity's carrying amount of the associate investment is reduced to nil and no further losses are recognised unless the consolidated entity has incurred legal or constructive obligations or made payments on behalf of an associate.

Unrealised gains arising from transactions with associates are eliminated to the extent of the consolidated entity's interest in the entity with adjustments made to "investment in associates" and "share of associates net profit". Unrealised losses are eliminated in the same way as unrealised gains.

In the Company's financial statements, investments in associates are carried at cost.

Joint ventures

Joint ventures are those entities over whose activities the consolidated entity has joint control, established by a contractual agreement.

Jointly controlled entities

The investments in jointly controlled entities, including partnerships, are accounted for in the consolidated financial report using equity accounting principles. Investments in joint venture entities are carried at the lower of the equity accounted amount and recoverable amount.

The consolidated entity's share of the jointly controlled entity's net profit or loss is recognised in the consolidated income statement from the date joint control is established until the date joint control ceases. Other reserve movements are recognised directly in consolidated reserves.

In the Company's financial statements, investments in joint ventures and jointly controlled entities are carried at cost.

(d) Foreign currency

Foreign currency transactions

Foreign currency transactions are translated to Australian currency at the foreign exchange rate ruling at the transaction dates.

At balance date, monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling on that date. Exchange differences arising on translation are brought to account as exchange gains or losses in the income statement in the period in which the exchange rates change, except when deferred in equity as qualifying cash flow hedges.

Non-monetary assets and liabilities measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at exchange rates ruling at the date the fair value was determined.

Foreign statements of foreign operations

The results and financial position of foreign operations of controlled entities have been translated to Australian dollars as follows:

- assets and liabilities including goodwill and fair value adjustments arising on consolidation are translated at the closing rate ruling at balance sheet date;
- income and expenses are translated at rates approximating the foreign exchange rate ruling at the date of the transactions; and
- all foreign exchange differences arising on translation are recognised directly in a separate component of equity.

Net investment in foreign operations

On consolidation, exchange differences arising from the translation of any net investment in a foreign operation, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the foreign currency translation reserve. The exchange differences are released into the income statement upon disposal of the foreign operation as part of the gain or loss on sale.

In respect of all foreign operations, any foreign currency translation differences that have arisen subsequent to 1 July 2004, the date of transition to AIFRS, are presented as a separate component of equity.

Notes to the financial statements

for the financial year ended 30 June 2007

1. Significant accounting policies (continued)

(e) Derivatives

The consolidated entity uses derivative financial instruments to hedge its foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the consolidated entity does not enter, hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments. Controls have been put in place to monitor compliance with this policy.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged (see below).

The fair value of interest rate swaps is the estimated amount that the consolidated entity would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. The gain or loss relating to the ineffective portion of the derivative financial instrument is recognised immediately in the income statement.

When the forecasted transaction subsequently results in the recognition of a non-financial asset or liability, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or liability, then the associated gains and losses previously recognised in equity are reclassified into profit or loss in the same period during which the asset acquired or liability assumed affects profit or loss.

Excluding cash flow hedges covered by the preceding two policy statements, the associated cumulative gain or loss on a cash flow hedge is removed from equity and recognised in the income statement in the same period during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, then the cumulative unrealised gain or loss recognised in equity is immediately recognised in the income statement.

Hedge of monetary assets and liabilities

When a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognised monetary asset or liability, hedge accounting is not applied and any gain or loss on the hedging instrument is recognised in the income statement.

Hedge of net investment in foreign operation

The portion of the gain or loss on an instrument used to hedge an investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the income statement.

(f) Property, plant and equipment

Items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation (see accounting policy (i)) and impairment losses (see accounting policy (n)).

Certain items of land and buildings that had been revalued to fair value on or prior to the date of transition to AIFRS , being 1 July 2004, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(g) Leased assets

Leases of property, plant and equipment, where the consolidated entity assumes substantially all the risks and benefits of ownership, are classified as finance leases.

Finance leases are capitalised at the lease inception at the lower of the present value of the minimum lease payments and the fair value of the leased property. The corresponding rental obligations, net of finance charges, are included in interest-bearing liabilities classified between current and non-current amounts.

Leases in which a significant portion of the risk and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the lease term.

1. Significant accounting policies (continued)

(h) Intangible assets

Goodwill

Business combinations prior to 1 October 2003
Goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous Australian GAAP. The classification and accounting treatment of business combinations that occurred prior to 1 October 2003 was not reconsidered in preparing the consolidated entity's opening AIFRS balance sheet at 1 July 2004.

Business combinations since 1 October 2003
All business combinations are accounted for by applying the purchase method. Purchased goodwill represents the difference between the cost of acquisition and the fair value of the net assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired (see accounting policy (n)).

Negative goodwill arising on an acquisition is recognised directly in profit or loss.

Brand names and licences

Brand names and certain licences acquired by the consolidated entity have an indefinite useful life and are stated at cost less accumulated impairment losses. Brand names and licences are tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired (see accounting policy (n)).

Brand names have all been acquired with purchases of businesses or controlled entities. Acquired brands are only recognised where title is clear, brand earnings are separately identifiable and the brand could be sold separately from the rest of the business.

Operating rights and licences

Operating rights and licences acquired by the consolidated entity have both finite and infinite useful lives and are stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy (n)).

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised as an expense in the income statement as incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or service is technically and commercially feasible, will generate probable future economic benefits and the consolidated entity has sufficient resources to complete development.

Other intangible assets

Other intangible assets acquired by the consolidated entity are stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy (n)).

Expenditure on internally generated goodwill and brands is recognised in the income statement as incurred.

Amortisation

Amortisation is charged to the income statement on a basis that reflects the pattern over which economic benefits from the assets are expected to be consumed by the consolidated entity over the estimated useful lives of the intangible assets, unless such lives are indefinite.

Goodwill and indefinite useful life intangible assets are systematically tested for impairment on an annual basis (see accounting policy (n)).

The estimated useful lives in the current and comparative periods are as follows:

Operating rights and licences	3 - 15 years
Capitalised software	3 - 10 years.

(i) Depreciation

Freehold properties

Depreciation of buildings on freehold land has been calculated on their deemed cost value. Buildings are depreciated over their useful life, being on average 40 years, at 2.5% per annum.

Leasehold improvements

The deemed cost values of leasehold improvements are depreciated by equal annual charges over the unexpired lease periods, which range from 1 year to 15 years.

Plant and equipment

Depreciation on these assets is calculated using the straight-line method at various rates appropriate to their estimated useful lives. Depreciation rates range from 5% per annum to 33.3% per annum, dependent upon the nature and useful life of the asset.

Leased plant and equipment

Depreciation on these assets is calculated using the straight-line method at various rates appropriate to their estimated useful lives. Depreciation rates range from 5% per annum to 33.3% per annum, dependent upon the nature and useful life of the asset.

Residual values are reassessed annually.

All of the above rates are consistent with those used in the comparative financial period.

Notes to the financial statements

for the financial year ended 30 June 2007

1. Significant accounting policies (continued)

(j) Investments and other financial assets

The consolidated entity classifies its investments in the following categories: financial assets at fair value through profit and loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification of the financial asset depends upon the purpose for which the investment was acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading and those designated by management, on initial recognition, at fair value through profit and loss.

The fair value of a financial asset classified as held for trading is its quoted bid price at balance sheet date. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. The policy of management is to designate a financial asset as held for trading if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair values. Derivatives are also categorised as held for trading unless they are designated as hedges.

Assets at fair value through profit and loss are stated at fair value, with any resultant gain or loss recognised in the income statement. The consolidated entity has not designated any financial asset or liability as measured at fair value through profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those that mature greater than 12 months after balance sheet date which are classified as non-current assets, and are carried at amortised cost, using the effective interest rate method, less impairment losses (see accounting policy (n)).

Interest calculated using the effective interest rate method is recognised in the income statement. Loans and receivables are included in receivables in the balance sheet.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the consolidated entity intends, and has the ability to, hold to maturity.

Held-to-maturity investments are carried at amortised cost, using the effective interest rate method, less impairment losses (see accounting policy (n)). Interest calculated using the effective interest rate method is recognised in the income statement.

Available-for-sale financial assets

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories discussed above.

Available-for-sale financial assets are stated at fair value, with any resultant gain or loss recognised directly in equity, except for impairment losses (see accounting policy (n)) that are recognised in the income statement. The fair value of an available-for-sale financial asset is its quoted bid price at balance sheet date.

Available-for-sale financial assets are included in non-current assets unless it is intended that the investment will be disposed of within the next 12 months. Where these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

(k) Trade and other receivables

Trade receivables settlement varies with the nature of the customer and industry acceptable practices. Trade and other receivables are stated at their amortised cost less impairment losses (see accounting policy (n)).

(l) Inventory

Raw materials and stores, work in progress and finished goods are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less estimated cost of completion and selling expenses.

Standard costing is used for manufactured inventory items. Standard cost includes direct materials, direct labour and other direct variable costs and allocated production overheads necessary to bring inventories to their present location and condition, based on normal operating capacity of the production facilities. The cost of manufacturing inventories and work in progress are assigned on a first-in-first-out basis. Costs arising from exceptional wastage are expensed as incurred.

The cost of other inventories is based on a first-in-first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

(m) Cash and cash equivalents

Cash and cash equivalents comprises cash balances, deposits held at call, and other short-term and highly liquid deposits with an original maturity of three months or less.

Bank overdrafts that are repayable on demand and form an integral part of the consolidated entity's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

(n) Impairment

The carrying amounts of the consolidated entity's assets, other than inventories (see accounting policy (l)), employee benefit assets (see accounting policy (q)) and deferred tax assets (see

1. Significant accounting policies (continued)

accounting policy (v)) are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated (see below).

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or of its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset has been impaired, the cumulative loss that has been recognised directly in equity is recognised in profit or loss even though the financial asset has not been derecognised. The amount of the loss that is recognised in the income statement is the difference between the acquisition cost and current fair value, less any impairment loss previously recognised in profit or loss.

Calculations of recoverable amount

The recoverable amount of the consolidated entity's investments in held-to-maturity securities and receivables carried at amortised cost is calculated as the present value of the estimated future cash flows, discounted at the original effective interest rate. Receivables with a short duration are not discounted.

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Significant receivables are individually assessed for impairment. Impairment testing of significant receivables that are not assessed as impaired individually is performed by placing them into portfolios of significant receivables with similar risk profiles and undertaking a collective assessment of impairment. Non-significant receivables are not individually assessed. Instead, impairment testing is performed by placing non-significant receivables in portfolios of similar risk profiles, based on objective evidence from historical experience adjusted for any effects of conditions existing at each balance sheet date.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate, based on the weighted average cost of capital, being 9.6% (2006: 9.3%). For an asset that does not generate its own independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversal of impairments

An impairment loss in respect of a held-to-maturity security or a receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss.

An impairment loss in respect of goodwill is not reversed.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount and when there is an indication that the impairment loss may no longer exist.

An impairment loss is only reversed to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment had been recognised.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when:

- the rights to receive cash flows from the asset have expired;
- the consolidated entity retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party; or
- the consolidated entity has transferred its rights to receive cash flows from the asset and either:
- has transferred substantially all the risks and rewards of the asset; or
- has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(o) Contributed equity

Ordinary shares are classified as equity. Transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit.

Repurchase of share capital

The amount of consideration paid, including directly attributable costs, is recognised as a deduction from total equity when share capital is repurchased.

Dividends

Dividends are recognised as a liability in the period in which they are declared.

(p) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings using an effective interest rate method.

Notes to the financial statements

for the financial year ended 30 June 2007

1. Significant accounting policies (continued)

(q) Employee benefits

Wages, salaries, annual leave and sick leave

Liabilities for employee entitlements to wages, salaries, annual leave and vesting sick leave represent the amount which the consolidated entity has a present obligation to pay resulting from employees' services provided up to the balance date.

Liabilities for wages, salaries, annual leave and sick leave are expected to be settled within 12 months of the reporting date. The liabilities have been calculated at undiscounted amounts based on wage and salary rates that the consolidated entity expects to pay as at reporting date and include related on-costs.

Long service leave

The liability for employee entitlements to long service leave, other than pension plans, represents the present value of the estimated future cash outflows to be made by the consolidated entity resulting from employees' services provided up to the balance date.

In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates, and the consolidated entity's experience with staff departures. Related on-costs have also been included in the liability.

The obligation is discounted using rates based on government rates with maturity dates approximating the terms of the entity's obligations.

Defined contribution superannuation funds

Obligation for contributions to defined contribution superannuation funds are recognised as an expense in the income statement as incurred.

Share-based payment transactions

The parent entity operates three share-based compensation plans that enable consolidated entity employees to acquire shares in the parent entity. These comprise the Employee Share Acquisition Plan, the Executive Short-Term Incentive Plan and the Performance Share Plan.

The share-based compensation plans allow consolidated entity employees to acquire shares of the Company. The fair value of rights granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period which the employees become unconditionally entitled to the shares.

The fair value at grant date is determined using an appropriate pricing model that takes into account the terms and conditions upon which the rights were granted. The amount recognised as an expense over the vesting period is adjusted to reflect the actual number of share rights that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

Upon the exercise of rights, the balance of the share-based payments reserve relating to those rights is transferred to share capital.

(r) Provisions

A provision is recognised when a legal or constructive obligation exists as a result of a past event and it is probable that this will result in an outflow of economic benefits.

Provisions are determined by discounting the expected future cash outflows at a pre-tax rate that reflects current market assessments of the time value of money and, when appropriate, the risks specific to the liability.

Restructuring

A provision for restructuring is recognised when a detailed and formal restructuring plan has been approved and the restructuring has either commenced or has been publicly announced by the consolidated entity. Future operating costs are not provided for.

Self-insured workers' compensation

Australian businesses provide for self-insured workers' compensation under the licensing conditions of the respective States. The provisions are based on independent actuarial assessments of claim liabilities and IBNR factors.

Self-insured medical malpractice

The consolidated entity self-insures for certain past risks associated with medical malpractice. Outstanding claims are recognised when an incident occurs that may give rise to a claim and are discounted using rates based on government rates with maturity dates approximating the terms of the entity's obligations. IBNR factors are also used in determining the provision.

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the consolidated entity from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(s) Trade and other payables

Trade creditors are generally settled within 30 days and are carried at amortised cost. Other creditors are carried at amortised cost.

(t) Revenue

Sales revenue comprises revenue from the sale of goods and from the provision of services. Sales revenues are recognised at the fair value of the consideration received net of the amount of goods and services taxes payable to the taxation authorities.

Revenue from the sale of goods arises in the Consumer and Pharmacy businesses. Revenue from the sale of goods is recognised (net of rebates, returns, discounts and other allowances) when the significant risks and rewards of ownership of the goods have been transferred to the customer. Where rebates are based on sales achieved by distributors, these rebates are estimated and recorded as a deduction from sales revenue. Where goods are held by distributors on consignment, the sale is not recognised until the distributor has recorded a sale to a third party.

1. Significant accounting policies (continued)

(u) Net financing costs

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, dividend income, foreign exchange gains and losses, net fees incurred on debtors securitisation programs, amortisation of financial guarantee contracts and gains and losses on hedging instruments that are recognised in the income statement (see accounting policy (e)).

Interest income is recognised as the interest accrues, using the effective interest rate method. Dividend income is recognised in the income statement on the date the entity's right to receive payment is established. The interest expense component of finance lease payments is recognised in the income statement using the effective interest rate method.

(v) Income tax

Income tax recognised in the income statement comprises current and deferred tax. Income tax that relates to items recognised directly in equity is recognised in equity.

Current tax is the expected payable on the taxable income for the period, using tax rates enacted or substantially enacted at balance sheet date, including any adjustment in respect of tax payable in previous years.

Deferred tax is provided using the balance sheet liability method which recognises deferred tax balances when there is a difference between the carrying value of an asset or liability for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

Deferred tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Tax consolidation

The parent entity is the head entity in the tax-consolidated group comprising all of its Australian wholly-owned subsidiaries. The implementation date for the tax-consolidated group was 1 July 2002.

The Urgent Issues Group ('UIG') issued Interpretation 1052 which requires wholly-owned subsidiaries in the tax-consolidated group to recognise their own tax balances directly with the current tax liability or asset being assumed by the parent entity via inter-entity receivable/payable. Deferred tax assets and liabilities are allocated to wholly-owned subsidiaries in the tax-consolidated group based on the 'stand-alone tax payer' approach set out in the Interpretation. The parent entity, as the head entity, only recognises deferred tax assets of wholly-owned subsidiaries in the tax-consolidated group that relate to tax losses. All other deferred tax assets and liabilities are recognised by the individual subsidiary as if it continued to be a taxable entity in its own right.

Nature of tax funding arrangement and tax sharing agreement

The head entity, in conjunction with other members of the tax-consolidated group, has entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability/(asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity receivable (payable) equal in amount to the tax liability (asset) assumed. The inter-entity receivable/(payable) is at call.

Contributions to fund the current tax liabilities are payable in accordance with the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The head entity, in conjunction with other members of the tax-consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

(w) Non-current assets held for sale and discontinued operations

Assets held for sale

Non-current assets (and all assets and liabilities in a disposal group) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continued use.

On initial classification as held for sale, all non-current assets and disposal groups are recognised at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale and subsequent remeasurements are included in profit or loss.

Non-current assets (including those in a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised. Non-current assets, the asset and liabilities of a disposal group classified as held for sale are presented separately in the balance sheet.

1. Significant accounting policies (continued)

Discontinued operations

A discontinued operation is a component of the consolidated entity's business that represents a separate major line of business or geographical area of operations. A discontinued operation also includes a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale.

(x) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax ('GST'), except where the GST is not recoverable from the relevant taxation authority when it is recognised as part of the cost of acquisition of an asset or as part of an expense.

Receivables and payables are stated with the amount of GST included. The net amount recoverable from or payable to the taxation authority is included as a current asset or a current liability in the balance sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of investing and financing cash flows recoverable from or payable to the taxation authority are classified as operating cash flows.

(y) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risk and rewards that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

Segment information is presented in the financial statements in respect of the consolidated entity's business segments, which are the primary base of segment reporting. The business reporting format reflects the consolidated entity's management and internal reporting structure.

Inter-segment reporting is determined on an arms' length basis. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Unallocated items comprise expenditure which is not recovered from the operating segments, cash deposits, investments, borrowings and tax balances not attributable to the operating segments.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

The consolidated entity comprises the following main business segments:

- 'Pathology' comprises pathology services, including the management of medical centres.
- 'Imaging' comprises the provision of imaging and scanning services and related procedures.
- 'Consumer' comprises the manufacture and distribution of health and personal care products.
- 'Pharmacy' comprises the provision of distribution and retail management services to pharmacies.
- 'Pharmaceuticals' includes the development, manufacture and distribution of injectable pharmaceuticals. During the prior period the pharmaceutical business was separated from the consolidated entity's operations on approval of the Mayne Pharma demerger. The pharmaceutical business has been disclosed in the June 2006 comparatives as a discontinued operation.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

(z) Accounting estimates and judgements

Consideration has been given to the development, selection and disclosure of the consolidated entity's critical accounting policies and estimates and the application of these policies and estimates.

The key accounting estimates relate to the assumption and risk factors on impairment of goodwill and intangibles with indefinite useful lives. The consolidated entity assesses whether goodwill and intangibles with indefinite useful lives are impaired at least annually. These calculations involve an estimation of the recoverable amount of the cash-generating units to which the goodwill and intangibles with indefinite useful lives are allocated.

During the year ended 30 June 2007 management reassessed its estimates in respect of:

- deferred tax liabilities related to the discontinued logistics businesses (see Note 34).
- tax deductions in relation to the costs of the demerger of Mayne Pharma Limited (Note 34).
- the allocations of employee benefits provisions between current and non-current liabilities. This change in methodology in estimating the allocation was also applied to the comparative balances as at 30 June 2006, resulting in a decrease in current employee benefits provisions of $20.02 million and an increase in non-current employee benefits provisions of $20.02 million.

2. Change in accounting policy

2.1 Restatement of comparatives

The following expense categories have been restated to align to the disclosure applicable to the continuing businesses post the demerger of the Pharmaceuticals business:

	Note	Restated	As reported
Employee expenses		(569,122)	(584,716)
Purchases of materials and trading stocks		(2,220,015)	(2,254,278)
Marketing costs		(24,456)	(33,413)
Fleet operation and distribution costs		(37,814)	(4,754)
Communications and systems		(34,743)	-
Other expenses	(a)	(103,743)	(126,668)

(a) the restated balance excludes debtors securitisation charge of $13.936 million which have been reclassified as financial expenses (refer 2.2 below)

2.2 Debtors securitisation charge

In prior periods the Company disclosed the debtors securitisation charge as part of other expenses in the Consolidated Income Statement. From 1 July 2006 the Company has determined to disclose the charge as part of financial expenses.

The main reason for the change is to reflect amended accounting guidance published since the original policy was determined. The change also reflects the Company's current view that the securitisation charge is primarily funding in nature and therefore for a user of the financial statements best disclosed as part of financial expenses.

In accordance with the requirements of AASB 108 *Accounting Policies, Changes in Accounting Estimates and Errors* the change in accounting policy has been recognised retrospectively and comparatives have been restated. The change in accounting policy had the following impact on the consolidated financial report:

		Consolidated		Parent entity	
		2007	2006	2007	2006
	Note	$'000	$'000	$'000	$'000
Income statement					
Decrease in other expenses	5	17,941	13,936	-	-
Increase in financial expenses	5	(17,941)	(13,936)	-	-
Increase in net profit before tax from continuing operations		-	-	-	-

The change in accounting policy had no impact on earnings per share in the period and the prior comparative period.

2.3 Adoption of AASB 2005-9

AASB 2005-9 *Amendments to Australian Accounting Standards [AASB 4, AASB 1023, AASB 139 and AASB 132]* provides that when a contract meets the definition of a financial guarantee contract it is accounted for under AASB 139 *Financial Instruments : Recognition and Measurement* and AASB 132 *Financial Instruments : Disclosure and Presentation* and not under AASB 4 *Insurance Contracts* and AASB 1023 *General Insurance Contracts.*

AASB 139 defines a financial guarantee contract and provides that such contracts must be recognised at their fair value at the date of the inception of the contract and in subsequent periods at the higher of the amount provided determined in accordance with AASB 137 *Provisions, Contingent Liabilities and Contingent Assets* and the amount initially recognised less any amortisation.

The change in accounting standard has been recognised retrospectively and comparatives have been restated. The change in accounting standard had the following impact on the consolidated financial report:

	Consolidated	Parent entity
	$'000	$'000
Opening balance sheet at 1 July 2005		
Increase in current other financial liabilities	189	-
Increase in non-current other financial liabilities	3,130	-
Decrease in retained earnings at 1 July 2005	3,319	-

Notes to the financial statements

for the financial year ended 30 June 2007

2. Change in accounting policy (continued)

		Consolidated		Parent entity	
		2007	2006	2007	2006
	Note	$'000	$'000	$'000	$'000
Income statement					
Increase in costs of financial guarantee contracts	5	(54)	(144)	-	-
Increase in costs recognised to adjust the discounting of provisions	5	(9)	(6)	-	-
Increase in amortisation of financial guarantee contracts	4	1,148	2,073	-	-
Increase in net profit after tax from continuing operations		1,085	1,923	-	-
Recognised income and expense					
Increase in profit for the period		1,085	1,923	-	-
Increase in total recognised income and expense for the period		1,085	1,923	-	-
Balance sheet					
Cumulative increase in current other financial liabilities	17	147	280	-	-
Cumulative increase in non-current other financial liabilities	17	164	1,116	-	-
Cumulative decrease in retained earnings		311	1,396	-	-
Contingent liabilities					
Decrease in Symbion Pharmacy Services Pty Ltd Pharmacy Guarantee Scheme	28	311	1,396	-	-

The change in accounting policy had no impact on earnings per share (2006: 0.3 cents).

3. Proposed Healthscope scheme of arrangement

The Proposal

On 29 May 2007 the Company and Healthscope Limited ("Healthscope") announced that they had entered into an Implementation Deed pursuant to which it was proposed that Healthscope will acquire all of the shares in the Company in a scheme of arrangement (the "Scheme"). As part of the proposal, Healthscope have entered into a separate agreement to give the right to acquire the Company's consumer and pharmacy services businesses to a consortium of private equity firms, Ironbridge Capital and Archer Capital ("IAC Consortium").

The Implementation Deed specifically allowed for a 3 week period to 18 June 2007 during which a third party could make a competing proposal to the proposed sale of the Company's consumer and pharmacy services businesses to the IAC Consortium. On 19 June 2007, Symbion Health announced that Sigma Pharmaceuticals Limited ("Sigma"), in conjunction with a private equity consortium associated with Carnegie Wylie & Company, had made a formal proposal to acquire the Company's consumer and pharmacy services businesses for a higher cash price than the price that would be payable by the IAC Consortium.

On 20 June 2007, Symbion Health announced that it had received a counter proposal from Healthscope, in response to the proposal from Sigma. The counter proposal from Healthscope increased the scheme consideration payable to the Company's shareholders and that increase reflected an increased cash price that will be payable by the IAC Consortium to acquire Symbion Health's consumer and pharmacy services businesses. The Symbion Health Board resolved that Healthscope's counter proposal was superior to the Sigma proposal. The counter proposal was possible because of the unique structure of the Implementation Deed and resulted in an additional $42 million aggregate consideration that will be payable to Symbion Health shareholders under the Scheme, if it is implemented. As a result, on 2 August 2007 the Implementation Deed was amended to reflect Healthscope's successful counter proposal.

Following approval of the Scheme, it is proposed that the Company's consumer and pharmacy services businesses will be sold to the IAC Consortium. Healthscope will retain the Company's pathology, medical centres and diagnostic imaging businesses.

The Consumer and Pharmacy Services disposal is conditional upon, amongst other things, the Scheme being approved. Therefore, by voting in respect of the Scheme, Symbion Health shareholders will effectively be voting in respect of both the Scheme and the Consumer and Pharmacy Services disposal, as the disposal will not occur unless the Scheme occurs.

3. Proposed Healthscope scheme of arrangement (continued)

The Proposal is expected to create a leading Australian healthcare services provider with strong positions in attractive sectors of the healthcare industry. Healthscope and the Company's pathology, medical centres and diagnostic imaging businesses (the "Merged Group") is expected to be the leading pathology provider in Australia with a presence in all States and Territories and leading positions in private hospitals, medical centres and diagnostic imaging.

On 3 August 2007, the Company lodged with the Supreme Court of Victoria, the Explanatory Memorandum for the Scheme.

It is envisaged that the Company's shareholders will vote on the Scheme at a shareholder meeting to be held at 10.00am on 11 September 2007 in Melbourne, Australia. If the Company's shareholders vote in favour of the Scheme, the ownership of the Company and its subsidiaries will transfer to Healthscope. The implementation date of the Scheme is expected to be 28 September 2007.

In addition, as a consequence of the Scheme, the Company is expected to delist from the Australian Stock Exchange on 1 October 2007.

Further details on the Scheme can be found in the Explanatory Memorandum, available on the Company's website www.symbionhealth.com.

4. Revenue

		Consolidated		Parent entity	
	Note	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Revenue from rendering of services		987,057	939,746	46	202
Revenue from sale of goods		2,792,183	2,462,059	-	-
External sales revenue	24	3,779,240	3,401,805	46	202
Interest revenue:					
Bank deposits		4,603	4,219	3,152	6,031
Other loans and receivables - controlled entities		-	-	7,008	23,847
Unwinding present value of receivables		265	-	265	-
Total interest revenue		4,868	4,219	10,425	29,878
Amortisation of financial guarantee contracts		1,148	2,073	-	-
Total financial income		6,016	6,292	10,425	29,878
Dividends:					
Controlled entities		-	-	164,000	228,502
Other entities		30	28	-	-
Total dividends		30	28	164,000	228,502
Other income		47,129	39,307	-	-
Revenue from continuing operations		**3,832,415**	**3,447,432**	**174,471**	**258,582**

Notes to the financial statements

for the financial year ended 30 June 2007

5. Profit before income tax expense

	Consolidated		Parent entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Cost of goods sold for continuing operations	(2,567,649)	(2,257,150)	-	-
Financial expenses:				
Interest paid to controlled entities	-	-	(9,222)	(22,269)
Interest paid to other entities	(42,355)	(28,302)	(42,340)	(37,278)
Finance lease interest	(779)	(1,013)	-	(1)
Costs of debtors securitisation	(17,941)	(13,936)	-	-
Costs of financial guarantee contracts	(54)	(144)	-	-
Costs recognised to adjust the discounting of provisions	(630)	(718)	(38)	-
	(61,759)	(44,113)	(51,600)	(59,548)
less borrowing costs capitalised	-	1,062	-	1,062
Total financial expenses for continuing operations	(61,759)	(43,051)	(51,600)	(58,486)
Depreciation and amortisation:				
Depreciation of:				
Freehold buildings	(783)	(746)	-	-
Leasehold improvements	(3,395)	(4,312)	(179)	(264)
Plant and equipment	(38,492)	(34,712)	(1,618)	(1,616)
Leased plant and equipment	(2,672)	(4,410)	-	-
Total depreciation	(45,342)	(44,180)	(1,797)	(1,880)
Amortisation of:				
Computer software	(3,794)	(3,475)	(2,154)	(2,196)
Licences and product development	(2,044)	(1,605)	(428)	(433)
Total amortisation	(5,838)	(5,080)	(2,582)	(2,629)
Total depreciation and amortisation for continuing operations	(51,180)	(49,260)	(4,379)	(4,509)
Other expenses				
Unrealised foreign exchange gains/(losses)	137	-	6,234	(7,260)
Other expenses	(87,786)	(66,011)	(46,271)	(40,314)
Significant items:				
Costs of proposed Healthscope Scheme	(31,761)	-	(31,761)	-
Costs of corporate restructure	-	(17,612)	-	(6,800)
Costs of asset write-off and impairment	-	(8,462)	-	(1,199)
Costs of site closures and product discontinuance	-	(12,116)	-	-
Revision of estimates for provisions for onerous contracts and legal claims	-	458	-	(4,097)
Loss on debt forgiveness	-	-	(9,967)	(1,522)
Total other expenses for continuing operations	(119,410)	(103,743)	(81,765)	(61,192)

6. Income tax

(a) The major components of income tax expense are:

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Income statement				
Current tax expense:				
Current income tax charge	24,311	24,842	(43,101)	(30,203)
Adjustments for prior years	(744)	(3,316)	235	(2,265)
	23,567	21,526	(42,866)	(32,468)
Deferred tax expense:				
Origination and reversal of temporary differences	(3,967)	21,870	(1,724)	19,144
Benefit of tax loss recognised	-	(19,292)	-	(19,292)
Benefit relating to the application of Australian tax consolidations regime and UIG 1052	-	-	-	(35,354)
Other	-	-	-	(3,206)
	(3,967)	2,578	(1,724)	(38,708)
Income tax expense/(benefit) reported in the income statement	19,600	24,104	(44,590)	(71,176)
Attributable to:				
Continuing operations	33,871	10,680	(30,318)	(77,068)
Discontinued operations	(14,271)	13,424	(14,272)	5,892
	19,600	24,104	(44,590)	(71,176)
Statement of recognised income and expense				
Net gain on revaluation of cash flow hedges and fair value reserves	982	839	982	839
Income tax expense reported in equity	982	839	982	839

Notes to the financial statements

for the financial year ended 30 June 2007

6. Income tax (continued)

(b) The prima facie tax on operating profit differs from the income tax provided in the financial statements and is reconciled as follows:

	Consolidated		Parent entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Prima facie tax expense on profit calculated at 30% (June 2006 - 30%)	34,424	29,153	3,398	29,720
From which is deducted the tax effect of:				
Dividend income	-	-	(49,200)	(68,551)
(Over)/under provision in prior year for continuing businesses	(1,498)	(702)	478	(2,212)
Utilisation of prior year tax losses	(227)	(268)	-	(268)
Capital allowances/transactions	-	268	-	-
Overseas income tax rate differences	(499)	(59)	-	-
Share of net profits of associated entities	(12)	(2)	-	-
Other variations	(1,852)	(571)	(236)	-
Individually significant items:				
- Recognition of revenue losses previously unbooked	-	(19,292)	-	(19,292)
- Adoption of Australian tax consolidation regime and UIG 1052	-	-	-	(18,854)
- Non-assessable gains on debt forgiveness	-	-	-	457
- Other variations	-	441	-	996
	30,336	8,968	(45,560)	(78,004)
To which is added the tax effect of:				
Non-deductible expenditure	1,028	1,712	12,735	936
Individually significant items:				
- Non-deductible expenditure - proposed Healthscope Scheme	2,507	-	2,507	-
Income tax expense/(benefit) attributable to profit for continuing operations	**33,871**	**10,680**	**(30,318)**	**(77,068)**

(c) Individually significant items included in income tax expense/(benefit):

	Consolidated 2007	Consolidated 2006	Parent entity 2007	Parent entity 2006
Proposed Healthscope Scheme	(7,021)	-	(7,021)	-
Utilisation of prior year tax losses	-	(19,292)	-	(19,292)
Corporate restructure	-	(5,323)	-	(2,040)
Asset write-off and impairment	-	(2,539)	-	(360)
Site closures and product discontinuance	-	(3,165)	-	-
Revision of estimates for onerous contracts and legal claims	-	148	-	23
Realised exchange gains	-	-	-	697
Unrealised exchange gains/(losses)	-	-	1,911	(2,909)

6. Income tax (continued)

(d) Deferred income tax

	Consolidated balance sheet		Parent entity balance sheet	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Deferred tax liabilities				
Depreciation of property plant and equipment	8,225	9,085	3,567	4,364
Unrealised foreign exchange gains	7,372	5,232	7,309	5,232
Accrued income	3,361	3,290	49	2,870
Cash flow hedges	1,821	839	1,821	839
Trade marks and brand names	-	5,154	-	-
Licences	-	9,105	-	-
Land and buildings	564	876	-	-
Capitalised leased assets	2,034	3,225	-	-
Other	21,914	33,902	1,993	25,128
	45,291	70,708	14,739	38,433
Deferred tax assets				
Depreciation of property plant and equipment	5,590	5,075	307	57
Unrealised foreign exchange losses/(gains)	409	(279)	181	90
Employee benefit provisions	16,723	15,821	702	-
Restructuring provisions	1,019	2,249	-	-
Other provisions	24,190	27,982	6,660	8,961
Accrued expenses	3,572	3,845	97	127
Doubtful debts	971	1,665	-	-
Revenue losses available for offset against future taxable income	6,430	18,235	5,992	18,112
Trade marks and brand names	-	5,154	-	5,154
Licences	-	9,104	-	9,104
Land and buildings	498	1,214	-	305
Capitalised leased liabilities	1,097	1,384	-	-
Other	7,979	991	5,585	17
	68,478	92,440	19,524	41,927
Net deferred tax assets	23,187	21,732	4,785	3,494

(e) Benefit for tax losses incurred

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Benefit recognised				
Included in the balance shown for deferred tax asset in Note 6(d) are the following amounts in respect of tax losses (revenue and capital) which have been tax effected for accounting purposes:				
Revenue losses	6,430	18,235	5,992	18,112
Capital losses	-	-	-	-
Included in deferred tax asset	6,430	18,235	5,992	18,112
Benefit not recognised				
The potential future income tax benefit in controlled entities arising from tax losses (revenue and capital) not recognised as an asset because it is not probable that future taxable profit will be earned against which the consolidated entity can utilise the benefits from:				
Revenue losses	10,708	10,708	10,708	10,708
Capital losses	161,015	185,831	161,015	185,831
	171,723	196,539	171,723	196,539

Notes to the financial statements

for the financial year ended 30 June 2007

6. Income tax (continued)

This benefit for tax losses will only be obtained if:

(i) the relevant company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii) the relevant company and/or consolidated entity continues to comply with conditions for deductibility imposed by tax legislation; and

(iii) no changes in tax legislation adversely affect the relevant company and/or consolidated entity in realising the benefit from the deductions for the losses.

7. Earnings per share

	Note	Consolidated 2007	2006
Basic earnings per share:			
Before significant items		18.0c	19.2c
After significant items		14.2c	(1.0)c
Diluted earnings per share:			
Before significant items		18.0c	19.2c
After significant items		14.2c	(1.0)c
Basic earnings per share from continuing operations			
Before significant items		15.9c	14.6c
After significant items		12.1c	13.2c

Reconciliation of earnings used in calculation of basic and fully diluted earnings per share calculations before and after significant items:	Note	$'000	$'000
Net profit/(loss)		91,419	(6,121)
Add-back: Significant items before tax	5	31,761	158,115
Add-back: Tax benefit on significant items	6	(7,021)	(29,001)
Net profit before significant items		116,159	122,993

Reconciliation of weighted average number of shares used in the calculation of basic and diluted earnings per share:	Number of shares	
Shares on issue July 1	643,399,762	636,186,970
Add: Effect of dividend reinvestment plan	1,848,294	3,028,154
Add: Effect of shares issued under executive plans	-	863,772
Weighted average number of ordinary shares used	645,248,056	640,078,896
Add: Effect of potential conversion to ordinary shares under executive rights/option schemes	241,828	95,895
Weighted average number of ordinary shares used in calculation of diluted earnings per share	645,489,884	640,174,791

8. Dividends

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Interim ordinary paid 30 March 2007 4.25c (fully franked)	(27,425)	-	(27,425)	-
Final ordinary paid 6 October 2006 4.0c (fully franked)	(25,736)	-	(25,736)	-
Interim ordinary paid 28 April 2006 4.0c (franked at 3.00c per share)	-	(25,634)	-	(25,634)
Final ordinary paid 30 September 2005 6.5c (franked at 3.25c per share)	-	(41,391)	-	(41,391)
Total dividends paid	**(53,161)**	**(67,025)**	**(53,161)**	**(67,025)**

Since the end of the financial year the Directors have declared the following dividend:

Dividends	Amount per ordinary share	Franked amount per share	Amount per share of foreign source dividend	Record date for determining entitlements to the dividend	Dividend payment date
Final ordinary	5.0c	5.0c	nil	24 September 2007	28 September 2007

8. Dividends (continued)

The financial effect of these dividends has not been brought to account in the consolidated financial report for the year ended 30 June 2007 and will be recognised in subsequent financial reports.

On 6 August 2007, the Company announced that the Symbion Health Dividend Reinvestment Plan ('DRP') has been suspended. The suspension is in accordance with clause 10 of the Company's DRP Rules. It will mean that the DRP will not operate in respect of the final ordinary dividend outlined above.

9. Cash and cash equivalents

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Current				
Cash on hand and at banks	86,797	63,454	-	-
Loans and deposits	109,885	123,551	100,000	113,961
Total cash and cash equivalents current	**196,682**	**187,005**	**100,000**	**113,961**
Weighted average interest rates	6.23%	5.77%	6.25%	5.77%
Non-current				
Loans and deposits	599	651	-	-
Total cash and cash equivalents non-current	**599**	**651**	**-**	**-**
Weighted average interest rates	5.18%	4.88%	-	-
Reconciliation of current cash to statements of cash flows				
Cash as at the end of the financial year as shown in the statements of cash flows is reconciled to current cash and cash equivalents in the balance sheet as follows:				
Total cash and cash equivalents current	196,682	187,005	100,000	113,961
Bank overdraft	-	-	(64,785)	(78,359)
Total cash and cash equivalents per statements of cash flows	**196,682**	**187,005**	**35,215**	**35,602**

10. Trade and other receivables (current)

	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Trade debtors	203,391	195,585	422	1,217
Impairment losses	(9,261)	(6,328)	-	-
	194,130	189,257	422	1,217
Other debtors	34,178	42,921	14,521	23,660
Loan to former Senior Executive	1,902	-	1,902	-
Amounts owing by controlled entities	-	-	14,729,152	11,530,762
Total trade and other receivables current	**230,210**	**232,178**	**14,745,997**	**11,555,639**

11. Inventories

	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Raw materials and stores at net realisable value	25,603	25,556	-	-
Work in progress at net realisable value	227	866	-	-
Finished goods at net realisable value	253,787	236,013	-	-
Total inventories	**279,617**	**262,435**	**-**	**-**

12. Other receivables (non-current)

	Consolidated		Parent entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Loans carried at amortised cost:				
Loan to former Senior Executive [a]	-	1,670	-	1,670
Loan to employees re Share Acquisition Plan	932	996	-	-
	932	2,666	-	1,670
Prepayments	588	738	-	-
Other	717	677	-	-
Total other receivables non-current	2,237	4,081	-	1,670

(a) The loan payable to the Company by Mr SB James has been reclassified as a current other receivable (Note 10) in the current financial year. The loan is due to be repaid in September 2007.

13. Other financial assets

	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Non-current				
Investments in controlled entities				
at cost	-	-	309,610	356,776
Investments in other entities				
at cost, shares not quoted on prescribed Stock Exchanges	748	746	-	-
at cost, interest in partnership	396	201	-	-
at cost, notes not quoted on prescribed Stock Exchanges	26,826	28,379	1	-
Investments in other entities	27,970	29,326	1	-
Total other investments	**27,970**	**29,326**	**309,611**	**356,776**

14. Property, plant and equipment

	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Freehold land and buildings at cost	35,894	37,662	-	-
Provision for depreciation	(2,100)	(1,063)	-	-
Freehold land and buildings written down value	33,794	36,599	-	-
Leasehold improvements at cost	37,475	35,204	844	794
Provision for depreciation	(12,432)	(9,717)	(309)	(131)
Leasehold improvements written down value	25,043	25,487	535	663
Plant and equipment at cost	404,909	387,445	14,604	13,463
Provision for depreciation	(244,605)	(235,484)	(10,060)	(8,784)
Provision for impairment	(896)	(3,329)	-	-
Plant and equipment written down value	159,408	148,632	4,544	4,679
Assets under construction at cost	10,728	20,853	2,235	1,458
Leased plant and equipment at capitalised cost	25,442	36,843	-	-
Provision for depreciation	(15,255)	(23,568)	-	-
Leased plant and equipment written down value	10,187	13,275	-	-
Total property, plant and equipment written down value	**239,160**	**244,846**	**7,314**	**6,800**

14. Property, plant and equipment (continued)

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	Freehold land and buildings $'000	Leasehold improvements $'000	Plant and equipment $'000	Assets under construction $'000	Leased plant and equipment $'000	Plantation assets $'000	Total $'000
Consolidated - 2007							
Carrying amount at the start of the year	36,599	25,487	148,632	20,853	13,275	-	244,846
Additions	35	1,685	28,958	18,041	4,092	-	52,811
Transfers	732	1,558	22,806	(27,452)	(4,069)	-	(6,425)
Disposals	(2,789)	(297)	(5,834)	(712)	(439)	-	(10,071)
Additions through acquisitions of entities	-	5	899	-	-	-	904
Depreciation expense	(783)	(3,395)	(38,492)	-	(2,672)	-	(45,342)
Impairment loss reversal	-	-	2,433	-	-	-	2,433
Foreign currency exchange differences	-	-	6	(2)	-	-	4
Carrying amount at the end of the year	**33,794**	**25,043**	**159,408**	**10,728**	**10,187**	**-**	**239,160**
Consolidated - 2006							
Carrying amount at the start of the year	101,127	25,395	237,997	136,196	16,845	822	518,382
Additions	11,911	3,700	30,216	60,120	4,644	-	110,591
Transfers	191	4,202	31,124	(39,020)	(1,761)	-	(5,264)
Disposals	(11,851)	(2,953)	(2,891)	(2,491)	(908)	-	(21,094)
Demerger of Mayne Pharma	(63,568)	(2,104)	(103,947)	(132,547)	(814)	(430)	(303,410)
Additions through acquisitions of entities	-	1,594	37	-	-	-	1,631
Harvested trees transferred to inventory	-	-	-	-	-	(392)	(392)
Depreciation expense	(1,602)	(4,368)	(41,744)	-	(4,495)	-	(52,209)
Impairment loss	-	-	(3,329)	-	-	-	(3,329)
Foreign currency exchange differences	391	21	1,169	(1,405)	(236)	-	(60)
Carrying amount at the end of the year	36,599	25,487	148,632	20,853	13,275	-	244,846

Notes to the financial statements

for the financial year ended 30 June 2007

14. Property, plant and equipment (continued)

	Freehold land and buildings $'000	Leasehold improvements $'000	Plant and equipment $'000	Assets under construction $'000	Leased plant and equipment $'000	Plantation assets $'000	Total $'000
Parent entity - 2007							
Carrying amount at the start of the year	-	663	4,679	1,458	-	-	6,800
Additions	-	51	770	3,847	-	-	4,668
Transfers	-	-	723	(3,070)	-	-	(2,347)
Disposals	-	-	(10)	-	-	-	(10)
Depreciation expense	-	(179)	(1,618)	-	-	-	(1,797)
Carrying amount at the end of the year	**-**	**535**	**4,544**	**2,235**	**-**	**-**	**7,314**
Parent entity - 2006							
Carrying amount at the start of the year	-	3,011	5,107	13,927	18	-	22,063
Additions	-	-	-	2,462	-	-	2,462
Transfers	-	442	2,180	(4,913)	-	-	(2,291)
Disposals	-	(2,526)	(992)	-	(18)	-	(3,536)
Demerger of Mayne Pharma	-	-	-	(10,018)	-	-	(10,018)
Depreciation expense	-	(264)	(1,616)	-	-	-	(1,880)
Carrying amount at the end of the year	-	663	4,679	1,458	-	-	6,800

15. Goodwill and other intangible assets

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Goodwill at cost	744,623	706,607	-	-
Accumulated impairment	-	-	-	-
Goodwill written down value	**744,623**	**706,607**	**-**	**-**
Brand names at cost	117,892	99,292	-	-
Licences and product development at cost	293,227	284,745	2,921	2,921
Accumulated amortisation	(5,173)	(3,145)	(1,734)	(1,306)
Licences and product development written down value	288,054	281,600	1,187	1,615
Computer software at cost	36,603	26,384	16,393	13,840
Accumulated amortisation	(26,284)	(19,624)	(10,871)	(8,889)
Computer software written down value	10,319	6,760	5,522	4,951
Total other intangibles written down value	**416,265**	**387,652**	**6,709**	**6,566**

15. Goodwill and other intangible assets (continued)

Reconciliations of the carrying amounts for each class of intangibles are set out below:

	Goodwill $'000	Brand names $'000	Licences and product development $'000	Computer software $'000	Total $'000
Consolidated - 2007					
Carrying amount at the start of the year	706,607	99,292	281,600	6,760	1,094,259
Additions	38,171	-	5,901	1,207	45,279
Additions through acquisitions of entities	-	18,600	2,909	-	21,509
Disposals	-	-	(12)	(81)	(93)
Transfers from assets under construction	498	-	(300)	6,227	6,425
Amortisation expense	-	-	(2,044)	(3,794)	(5,838)
Adjustments relating to prior acquisitions	(653)	-	-	-	(653)
Foreign currency exchange differences	-	-	-	-	-
Carrying amount at the end of the year	**744,623**	**117,892**	**288,054**	**10,319**	**1,160,888**
Consolidated - 2006					
Carrying amount at the start of the year	1,595,458	99,292	532,191	11,958	2,238,899
Additions	40,300	-	22,888	488	63,676
Additions through acquisitions of entities	-	-	9,544	-	9,544
Disposals	-	-	-	(1,522)	(1,522)
Demerger of Mayne Pharma	(934,850)	-	(275,622)	(5,118)	(1,215,590)
Transfers from assets under construction	100	-	(100)	5,264	5,264
Amortisation expense	-	-	(11,783)	(4,212)	(15,995)
Foreign currency exchange differences	5,599	-	4,482	(98)	9,983
Carrying amount at the end of the year	706,607	99,292	281,600	6,760	1,094,259

	Goodwill $'000	Brand names $'000	Licences and product development $'000	Computer software $'000	Total $'000
Parent entity - 2007					
Carrying amount at the start of the year	-	-	1,615	4,951	6,566
Additions	-	-	-	443	443
Disposals	-	-	-	(65)	(65)
Transfers from assets under construction	-	-	-	2,347	2,347
Amortisation expense	-	-	(428)	(2,154)	(2,582)
Carrying amount at the end of the year	**-**	**-**	**1,187**	**5,522**	**6,709**
Parent entity - 2006					
Carrying amount at the start of the year	-	-	2,049	4,898	6,947
Additions	-	-	-	-	-
Disposals	-	-	(1)	(42)	(43)
Transfers from assets under construction	-	-	-	2,291	2,291
Amortisation expense	-	-	(433)	(2,196)	(2,629)
Carrying amount at the end of the year	-	-	1,615	4,951	6,566

Notes to the financial statements

for the financial year ended 30 June 2007

15. Goodwill and other intangible assets (continued)

Included in the carrying value of goodwill and other intangible assets are the following indefinite-life assets allocated to each of the cash generating units:

	Consolidated 2007			Consolidated 2006		
	Goodwill $'000	Brands and licences $'000	Total $'000	Goodwill $'000	Brands and licences $'000	Total $'000
Pathology and medical centres	344,322	220,211	564,533	309,072	218,206	527,278
Imaging:						
- Victoria	22,620	12,000	34,620	22,620	12,000	34,620
- New South Wales	78,560	27,000	105,560	78,560	27,000	105,560
- Queensland	82,582	18,000	100,582	82,582	18,000	100,582
Consumer	97,562	109,709	207,271	94,796	87,700	182,496
Pharmacy	118,977	11,624	130,601	118,977	11,592	130,569
	744,623	398,544	1,143,167	706,607	374,498	1,081,105

Impairment tests for cash generating units

As required by AASB 136 *Impairment of Assets*, the Company has tested the recoverable amount of its cash generating units ('CGU's') containing goodwill and/or intangible assets with indefinite lives as at 30 June 2007.

The Company's Weighted Average Cost of Capital (WACC) of 9.6% has been consistently applied as the discount rate measure for each CGU's cash flow projections.

For all CGU's, discounted cashflows are based on each business unit's budgets for the next three years. Cashflows for a further two years have been extrapolated using consistent principles from the three year plans. In addition, all recoverable amount tests have been based upon a value in use methodology.

The following are the key assumptions used in the impairment testing for each CGU:

Pathology

The Company has determined that for its Australian Pathology Services segment (Pathology and Medical Centres) there is one CGU to be used for the testing of recoverable amount for goodwill and intangible assets with indefinite lives. The operations that amalgamate into the CGU equate to the pathology services that operate under the Approved Pathology Authorities ('APA') licence that the Company operates in Australia. In the prior corresponding period there were two CGUs for the Pathology segment representing the two APAs in existence at that time - Eastern seaboard and Western seaboard. During the current financial year the APAs were merged into a single licence.

The key assumption used in the Pathology valuations is the rate of episode growth. Our predictions are based on historical industry growth adjusted for actual experience and the full year benefit of acquisitions made in 2007.

Imaging

The Company has split its Diagnostic Imaging business by geographical region to identify the CGUs for testing of recoverable amounts. The CGUs are therefore aligned to the three Australian states that the Company operate in: being Victoria, New South Wales and Queensland.

The key assumptions used in the Imaging valuations are examination growth and average examination fee. Our predictions for both assumptions are based upon historical industry growth rates and our historical performance against industry rates.

Pharmacy

The Company has only one CGU in its Pharmacy business. For the purposes of recoverable amount testing of this CGU, the key assumptions used are Pharmaceutical Benefit Scheme ('PBS') growth and the Company's industry market share as compared to its competitors. Our predictions for PBS growth are based upon government estimates adjusted for actual experience. Market share assumptions are based upon historical trends.

Consumer

The Company has only one CGU in its Consumer business. Revenue growth assumptions compared to industry growth used in the first three years of cashflows for the Consumer CGU are consistent with the performance of the Company's Consumer business over the last three years. Assumptions for year four and five are more in line with market growth expectations.

15. Goodwill and other intangible assets (continued)

Indefinite lived intangibles

Pathology ACC licences

The licences have been assessed as having an indefinite useful life because, whilst the licences are subject to annual renewal, based on past experience, there is no evidence that they will not be renewed, there is no evidence that the company will not satisfy all of the conditions necessary to obtain renewal and the cost of renewal is minimal. In determining that the licences have an indefinite useful life, the principal factor that influenced this determination is the expectation that the existing Government licensing arrangements will not be subject to significant amendment in the foreseeable future.

Pharmacy – Terry White brand name and Consumer brand names

The brand names have been assessed as having an indefinite useful life because there are no legal, economic or contractual factors that limit the period of time over which the consolidated entity is able to access the benefits inherent in the brands and it is the intention of the consolidated entity to maintain and utilise the brands for the foreseeable future. In determining that the brands have an indefinite useful life, the principal factors that influenced this determination are the intentions of the consolidated entity to maintain and utilise the brands, their ability to continue to generate incremental cash flows to the business and no evidence of a significant detrimental change in market demand for the products to which the brands relate.

MRI licences

The licences have been assessed as having an indefinite useful life because there is no evidence to suggest that the current government policy for funded MRI machines will not continue. In determining that the licences have an indefinite useful life, the principal factor that influenced this determination is the expectation that the existing government licensing arrangements will not be subject to significant amendment in the foreseeable future.

16. Trade and other payables

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Current				
Trade creditors	442,512	407,544	5,195	4,737
Other creditors and accruals	98,252	102,619	26,646	38,846
Total trade and other payables current	540,764	510,163	31,841	43,583
Non-current				
Other	53	1,152	-	-
Total trade and other payables non-current	53	1,152	-	-

17. Borrowings and other financial liabilities

Borrowings				
Current				
Unsecured - at amortised cost:				
Bank overdrafts	-	-	64,785	78,359
Amounts owing to controlled entities [(a)]	-	-	13,817,348	10,701,922
	-	-	13,882,133	10,780,281
Non-current				
Unsecured - at amortised cost:				
Bank term loans	595,000	595,000	595,000	595,000
	595,000	595,000	595,000	595,000

(a) payables to entities within the wholly-owned group include amounts arising under the consolidated entity's tax funding arrangement (refer to Note 6 for details). Intercompany loan balances are repayable at call. A market rate of interest is only charged on outstanding intercompany loan balances with non-Australian resident subsidiaries.

17. Borrowings and other financial liabilities (continued)

Maturity profile:

	Year ended 30 June 2007 Expected to mature in						2007
	2008	2009	2010	2011	2012	Thereafter	Totals
Type	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Bank term loans	-	-	-	595,000	-	-	595,000
Average rate - floating				7.07%			
Totals	-	-	-	595,000	-	-	**595,000**

	Year ended 30 June 2006 Expected to mature in						2006
	2007	2008	2009	2010	2011	Thereafter	Totals
Type	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Bank term loans	-	-	-	-	595,000	-	595,000
Average rate - floating					6.60%		
Totals	-	-	-	-	595,000	-	595,000

Other financial liabilities

	Consolidated		Parent entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Current				
Financial guarantee contracts	147	280	-	-
Secured - at amortised cost:				
Lease liabilities [a]	2,191	3,569	-	-
	2,338	3,849	-	-
Non-current				
Financial guarantee contracts	164	1,116	-	-
Secured - at amortised cost:				
Lease liabilities [a]	3,706	2,926	-	-
	3,870	4,042	-	-

(a) secured by the assets leased.

Maturity profile:

	Year ended 30 June 2007 Expected to mature in						2007
	2008	2009	2010	2011	2012	Thereafter	Totals
Type	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Financial guarantee contracts	147	78	35	29	21	1	311
Average rate - fixed	9.30%	9.30%	9.30%	9.30%	9.30%	9.30%	
Lease liabilities	2,191	1,116	537	988	1,065	-	5,897
Average rate - fixed	6.49%	8.15%	7.55%	7.95%	8.03%		
Totals	**2,338**	**1,194**	**572**	**1,017**	**1,086**	**1**	**6,208**

	Year ended 30 June 2006 Expected to mature in						2006
	2007	2008	2009	2010	2011	Thereafter	Totals
Type	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Financial guarantee contracts	280	400	292	277	114	33	1,396
Average rate - fixed	9.30%	9.30%	9.30%	9.30%	9.30%	9.30%	
Lease liabilities	3,569	1,387	1,409	130	-	-	6,495
Average rate - fixed	6.94%	7.68%	7.36%	8.07%			
Totals	3,849	1,787	1,701	407	114	33	7,891

17. Borrowings and other financial liabilities (continued)

Finance lease liabilities

Finance lease liabilities are repayable as follows:

Consolidated [a]	Minimum lease payments 2007 $'000	Present value of minimum lease payments 2007 $'000	Minimum lease payments 2006 $'000	Present value of minimum lease payments 2006 $'000
Within one year	2,553	2,191	3,911	3,569
Later than one and less than five years	4,304	3,706	2,948	2,926
Later than five years	-	-	360	-
Minimum lease commitments	6,857	5,897	7,219	6,495
Future finance charges	(960)		(724)	
Total finance lease liabilities	**5,897**		**6,495**	
Classified as:				
Current liabilities	2,191		3,569	
Non-current liabilities	3,706		2,926	
Total finance lease liabilities	**5,897**		**6,495**	

(a) The parent entity has no finance lease liabilities (2006: nil)

18. Provisions

	Note	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Current					
Employee benefits [a]	1(q)	40,520	43,037	1,229	2,153
Self-insurance [b]	1(r)	15,425	17,868	10,552	14,247
Restructuring [c]	1(r)	13,414	24,904	436	5,468
Product recall		66	1,000	-	-
Acquisitions	1(r)	4,348	5,974	-	-
Proposed Healthscope transaction		23,111	-	23,111	-
Demerger [c]	1(r)	180	2,819	180	2,819
Provisions - current		**56,544**	**52,565**	**34,279**	**22,534**
Non-current					
Employee benefits [a]	1(q)	44,574	40,466	1,009	773
Self-insurance [b]		2,492	2,497	2,492	2,497
Restructuring [c]		6,693	13,015	5,001	10,762
Acquisitions		2,149	2,592	-	-
Provisions - non-current		**11,334**	**18,104**	**7,493**	**13,259**

Notes to the financial statements

for the financial year ended 30 June 2007

18. Provisions (continued)

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
(a) Aggregate current and non-current employee entitlements	85,094	83,503	2,238	2,926
The present values of employee entitlements not expected to be settled within twelve months of balance date have been calculated using an average discount rate of 2.5% which allows for the assumed rate of increase in wage and salary rates.				
Number of employees at balance date	10,681	10,586	218	198
(b) The provision for self-insurance includes workers' compensation actuarial assessments for the following Australian States:				
New South Wales	5,292	7,438		
Victoria	5,981	6,506		
Queensland [i]	-	1,749		
Western Australia	737	1,736		
South Australia	1,062	1,006		
(i) The Company's self-insurance licence in Queensland was revoked as at 1 July 2006 as a consequence of the demerger of the Pharmaceuticals business				
(c) Provision for restructuring and demerger, current plus non-current comprises:				
Continuing businesses	6,710	24,811	-	3,299
Discontinued businesses	13,577	15,927	5,617	15,750
Total provision for restructuring and demerger	20,287	40,738	5,617	19,049
Reconciliations - current and non-current balances				
Reconciliations of the carrying amounts of each class of provision, except for employee benefits, are set out below:				
Self-insurance [a]				
Carrying amount at beginning of year	20,365	26,281	16,744	20,728
Provisions made during the year	5,847	3,729	367	144
Provisions divested during the year	-	(1,849)	-	-
Amounts indemnified by divested businesses	-	(2,563)	-	(2,630)
Transfer of provision from other creditors	2,447	-	64	-
Payments made during the year	(10,742)	(5,233)	(4,131)	(1,498)
Carrying amount at end of year	**17,917**	**20,365**	**13,044**	**16,744**
Restructuring				
Carrying amount at beginning of year	37,919	34,704	16,230	32,317
Provisions made during the year	8,783	45,465	435	7,000
Unwinding present value interest cost	192	163	-	-
Transfer of provision from/(to) other creditors	700	-	-	(585)
Transfer of provision from/(to) controlled entity	-	-	932	(4,400)
Provisions written back during the year	(6,786)	(13,183)	(6,265)	(12,378)
Payments made during the year	(20,670)	(27,345)	(5,895)	(5,724)
Provisions demerged during the year	-	(1,387)	-	-
Exchange variance	(31)	(498)	-	-
Carrying amount at end of year	**20,107**	**37,919**	**5,437**	**16,230**
Acquisitions				
Carrying amount at beginning of year	8,566	75,808	-	-
Increase through acquisition of entities/businesses	4,160	2,817	-	-
Unwinding present value interest cost	334	467	-	-
Provisions written back during the year	(1,206)	(3,574)	-	-
Payments made during the year	(5,357)	(9,237)	-	-
Provisions demerged during the year	-	(59,241)	-	-
Exchange variance	-	1,526	-	-
Carrying amount at end of year	**6,497**	**8,566**	-	-

18. Provisions (continued)

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Product recall				
Carrying amount at beginning of year	1,000	7,806	-	-
Provisions made during the year	-	500	-	-
Provisions written back during the year	-	(3,772)	-	-
Payments made during the year	(934)	(3,534)	-	-
Carrying amount at end of year	**66**	**1,000**	**-**	**-**
Demerger				
Carrying amount at beginning of year	2,819	1,620	2,819	1,620
Provisions made during the year	-	15,430	-	15,430
Provisions written back during the year	(350)	-	(350)	-
Payments made during the year	(2,289)	(14,231)	(2,289)	(14,231)
Carrying amount at end of year	**180**	**2,819**	**180**	**2,819**
Proposed Healthscope transaction				
Carrying amount at beginning of year	-	-	-	-
Provisions made during the year	23,111	-	23,111	-
Carrying amount at end of year	**23,111**	**-**	**23,111**	**-**
The provisions above are classified as:				
Current	56,544	52,565	34,279	22,534
Non-current	11,334	18,104	7,493	13,259
Total	**67,878**	**70,669**	**41,772**	**35,793**

(a) Included in Other debtors in Note 10 (Trade and other receivables current), is an amount of $7.402 million (2006 $9.390 million) representing indemnity for workers' compensation claims relating to divested hospitals, logistics and pharmaceuticals businesses.

Nature and purpose of provisions

Self-Insurance

The provision relates to self-insured workers' compensation liabilities under the licensing conditions of the respective state authorities of Victoria, New South Wales, South Australia and Western Australia and self-insured medical malpractice liabilities for continuing businesses.

The provision for workers' compensation is based upon an independent actuarial assessment of claims liabilities and IBNR factors.

Restructuring

The provision relates to expenditure connected to restructuring the entity's operations. The estimated costs are based on detailed plans agreed between management and employees representatives. The decision to restructure these operations was announced and/or communicated to those affected by it prior to year end.

Acquisitions

The provision principally relates to deferred consideration payments on acquisitions.

Product Recall

The provision relates to the estimated outstanding costs associated with the PAN Pharmaceutical product recall in the Consumer business in 2003.

Demerger

The provision relates to the estimated outstanding costs directly attributable to the demerger of Mayne Pharma Limited in the 2006 financial year.

Healthscope

The provision relates to the estimated outstanding costs directly attributable to the proposed Healthscope scheme of arrangement (Note 3).

19. Share capital

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Issued and paid up capital:				
647,069,929 ordinary shares fully paid				
(June 2006: 643,399,762 ordinary shares fully paid)	1,101,256	1,088,645	1,101,256	1,088,645
Total issued and paid up capital	**1,101,256**	**1,088,645**	**1,101,256**	**1,088,645**
Movements in share capital				
Opening balance	1,088,645	2,802,963	1,088,645	2,802,963
Add:				
Ordinary shares issued during the year :				
Pursuant to exercise of options under the Symbion Executive Share Option Scheme	-	1,384	-	1,384
Pursuant to the Dividend Reinvestment Plan	12,611	25,331	12,611	25,331
Pursuant to the Senior Executive Share Incentive Plan	-	1,781	-	1,781
Pursuant to exercise of share appreciation rights	-	946	-	946
Transfer from equity compensation reserve	-	472	-	472
Less:				
Reduction in share capital pursuant to the demerger deed	-	(1,744,232)	-	(1,744,232)
Closing balance	**1,101,256**	**1,088,645**	**1,101,256**	**1,088,645**

Share issues in the year ended 30 June 2007

The following ordinary shares were issued during the year:

Dividend reinvestment plan:

1,893,101 ordinary shares, fully paid at $3.16 per share

1,777,066 ordinary shares, fully paid at $3.73 per share

Share issues in the year ended 30 June 2006

The following ordinary shares were issued during the year:

Dividend reinvestment plan:

3,436,152 ordinary shares, fully paid at $4.98 per share

2,490,446 ordinary shares, fully paid at $3.30 per share

Executive Share Option Scheme:

80,000 ordinary shares, fully paid at $4.48 per share

50,000 ordinary shares, fully paid at $5.07 per share

100,000 ordinary shares, fully paid at $4.07 per share

120,000 ordinary shares, fully paid at $1.49 per share

74,000 ordinary shares, fully paid at $1.69 per share

60,000 ordinary shares, fully paid at $1.02 per share

Senior Executive Share Incentive Plan:

522,194 ordinary shares, fully paid at $3.41 per share

Performance Share Plan:

140,000 ordinary shares, fully paid at $2.97 per share

140,000 ordinary shares, fully paid at $3.79 per share

Terms and conditions of ordinary shares:

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up of the Company ordinary shareholders rank after all creditors and are fully entitled to any proceeds of liquidation.

Stock Exchange listing

Symbion Health Limited's shares are listed on the Australian Stock Exchange.

On-market share buy-backs

No shares were bought back in the financial year ended 30 June 2007.

Symbion Executive Share Option Scheme

Prior to 2002, executives were entitled to participate in the Symbion Executive Share Option Scheme (previously Mayne Executive Share Option Scheme). The scheme was based on the allocation of options at an exercise price equal to the underlying share price at the date of allocation.

19. Share capital (continued)

At the end of the 2006 financial year there were five remaining participants in the scheme. During the 2007 financial year all five allocations lapsed. Therefore, the number of unissued shares for which options were outstanding as at the end of the financial year was nil (June 2006: 500,000).

1999 Symbion Health Employee Share Acquisition Plan ("1999 ESAP")

A brief summary of the 1999 ESAP, which was approved by shareholders on 17 November 1998, is as follows:

(a) The Company has advanced funds to the Symbion Health Employee Share Acquisition Plan Trust to enable the trust to acquire shares in the Company.

(b) The Company has established a wholly owned subsidiary to act as Trustee and Plan Manager of the 1999 ESAP.

(c) Eligible employees who have served for a period decided from time to time by the Plan Manager are invited to purchase shares from the Plan Manager. The purchase price will be determined by the Plan Manager in accordance with the 1999 ESAP rules.

(d) The purchase price is repayable from dividends payable on the shares, from any proceeds of a sale of bonus shares or rights or a return of capital, from any sale of the shares under a takeover or compulsory acquisition, from the net proceeds of a sale consequent to the cessation of employment or death of the employee or from a voluntary payment by the employee.

(e) No interest is payable on the unpaid purchase price.

(f) Except in the case of cessation of employment, an employee cannot dispose of the shares until three years from the date of purchase.

(g) When the purchase price has been fully paid and the restrictions on disposal have ceased, the employee may require the Plan Manager to transfer the shares into the employee's name or to sell the shares and to account to the employee for the proceeds.

(h) If an employee ceases to be employed before the purchase price has been paid in full, the shares must be sold by the Plan Manager unless, in specified periods, the employee or his or her executors voluntarily pay the balance of the purchase price to the Plan Manager. If the balance is paid, the shares will be transferred to the employee or his or her executors.

(i) If the Plan Manager sells the shares, the proceeds must be applied in or towards paying the outstanding purchase price but the employee will have no obligation to pay the balance of the price if the proceeds are insufficient. If there is a surplus, the surplus must be paid to the employee. If the proceeds from selling the shares would be insufficient to fully pay the outstanding purchase price, the Plan Manager may defer the sale and the employee will then have no further obligation to pay the outstanding price and no further rights in respect to the shares.

(j) The Plan Manager may seek a direction from the employee as to voting in respect of the shares and in the absence of a direction may vote or abstain as it decides.

(k) At 30 June 2007 there were 622,323 restricted shares held on behalf of 3,159 Australian employees (June 2006: 630,006 shares held on behalf of 3,198 Australian employees) under the 1999 ESAP. The average outstanding amount of the unpaid purchase price as at 30 June 2007 is $1.48 (June 2006: $1.57).

Healthscope Scheme

The proposed Healthscope Scheme of Arrangement is discussed in Note 3. The Plan Manager proposes to accept the standard consideration in respect of the 1999 ESAP shares. Upon receipt of the standard consideration, the outstanding balance of unpaid purchase price in respect of all 1999 ESAP shares will be paid in full. Accordingly, any remaining balance of the cash consideration will be remitted to participants, and the new Healthscope shares comprising the share consideration will be registered in the participant's name. These shares will not be subject to any restriction on disposal by participants.

2001 Mayne Employee Share Acquisition Plan ("2001 ESAP")

On 31 August 2001, the Plan Manager issued an invitation to eligible employees to acquire approximately $1,000 of the then Mayne Group ordinary shares at a purchase price of 1 cent per share, with the number of shares to be received based on the volume weighted average price at which Mayne Group shares were traded on the Australian Stock Exchange during the week up to and including the date of allocation.

On 1 November 2001, 1,800,022 shares were issued to 13,534 employees under the invitation. All of these shares have been released from restriction on trading.

2004 Symbion Employee Share Acquisition Plan ("2004 ESAP")

In December 2004, the Company issued an invitation to eligible employees to purchase approximately $1,000 of the then Mayne Group ordinary shares at no consideration. The number of shares received was based on the weighted average of the prices at which the Company shares traded on the Australian Stock Exchange during the one week period before the day of allocation.

These shares were allocated under a Plan adopted by the Board on 29 May 2002. The terms of the Plan are substantially similar to the 1999 ESAP, except that no purchase price is payable in respect of shares acquired under the 2004 ESAP.

Accordingly, participants are entitled to receive all cash dividends, bonus shares and rights on the shares held by the Trustee on

Notes to the financial statements

for the financial year ended 30 June 2007

19. Share capital (continued)

behalf of the participant, and all proceeds on a sale of their shares by the Trustee (once restrictions cease) without first having to repay the purchase price. In addition, if an accretion arises other than by way of dividend, bonus shares or rights, the Trustee may decide to transfer or provide the benefit of all or part of the accretion to the participant.

Shares acquired under the 2004 ESAP have a similar restriction on trading as the 1999 ESAP.

Employees ceasing employment during the year with Symbion Health and the company that employed them at the time of the 2004 share allocation had their 2004 ESAP shares transferred to them by the Plan Manager upon notification to the Plan Manager of them no longer being employed.

As at 30 June 2007 there were 7,140 shareholders holding 1,635,060 shares under the 2004 ESAP (June 2006: 7,339 shareholders holding 1,680,631 shares).

Healthscope Scheme
The proposed Healthscope Scheme of Arrangement is discussed in Note 3. The Plan Manager proposes to accept the standard consideration in respect of the 2004 ESAP shares. The cash consideration will be remitted to participants, and the new Healthscope shares comprising the share consideration will be registered in the participant's name. These shares will not be subject to any restrictions on disposal by participants.

Non-Executive Directors' Share Plan ("the Plan")

The Plan was approved by shareholders at the Annual General Meeting held in November 2000. The Plan commenced operations from 1 January 2001. In May 2003, the Plan was amended to increase the minimum proportion of Non-Executive Directors' fees to be applied in acquiring shares in the Company under the Plan from 10% to 20% in the case of Directors who were not entitled to a retirement allowance. During the 2005 year, all Directors entitled to a retirement allowance retired from office. Accordingly, all Directors currently in office are required to participate in the Plan at a minimum level of 20% until the value of shares in which the Director has an interest is equal to or greater than the annual amount of their Director's fees. The Plan allows a Director to elect to take more than the mandatory percentage of fees in Symbion shares. The shares acquired under the Plan are purchased on market.

Directors are not entitled to transfer shares acquired under the Plan until the earlier of the date 10 years from the date of acquisition, the date on which the Director ceases to be a Director of the Company or of the ultimate holding company of the Company, and the date on which the Director's voting power in the Company exceeds 50%.

The Plan allows the purchase and allocation of shares on a monthly basis, with the purchase of shares to be executed by an unrelated third party so as to eliminate, to the extent possible, any requirement to determine whether Directors are in possession of price sensitive information.

The Plan was suspended in March 2007 due to the Board's consideration of the proposed scheme of arrangement with Healthscope Limited.

During the 2007 financial year, the total number of ordinary shares purchased on-market under the Plan was 30,879 (June 2006: 33,255 shares) and no shares were issued under the Plan. At 30 June 2007, 57,717 ordinary shares (June 2006: 53,651 ordinary shares) were held by the Non-Executive Directors in office at that date, and subject to restriction on transfer as noted above.

Symbion Health Limited Performance Rights Plan ("Performance Rights Plan")

Share Performance Rights Awarded

Mr Robert Cooke commenced as Chief Executive Officer and Managing Director of Symbion Health on 18 November 2005. Under the terms of his employment contract, Mr Cooke was granted 786,748 share performance rights on the day he commenced his role. These share performance rights will vest to Mr Cooke five days after the announcement of the Company's full year profit results in 2008, subject to satisfaction of specific performance hurdles. In addition, the terms of his contract provide for Mr Cooke to receive further annual share performance rights up to the maximum value of 150% of Mr Cooke's total fixed remuneration at the time of the grant. On 27 October 2006, Mr Cooke was awarded 474,473 share performance rights as his entitlement for the 2006 year. These share performance rights will vest to Mr Cooke five days after the announcement of the Company's full year profit results in 2009, subject to satisfaction of specific performance hurdles.

On 18 November 2005, Mr John Hickey commenced employment with Symbion Health as Chief Financial Officer. Under the terms of Mr Hickey's employment contract, he received 281,512 share performance rights on the day of his appointment to the position. These share performance rights will vest to Mr Hickey five days after the announcement of the Company's full year profit results in 2008, subject to satisfaction of specific performance hurdles. In addition, under the terms of his employment contract, Mr Hickey is entitled to be granted additional share performance rights annually up to the maximum value of 75% of his total fixed remuneration at the time of the grant. These additional share performance rights are also subject to specific performance hurdles and will only vest when these hurdles are achieved. Mr Hickey relinquished the role of Chief Financial Officer to assume the role of Group General Manager – Strategy and Development on 1 November 2006. The terms of his employment contract regarding share performance rights are identical in the new role. On 27 October 2006, Mr Hickey was awarded 113,873 share performance rights as his entitlement for the 2006 year. These share performance rights will vest to Mr Hickey five days after the announcement of the Company's full year profit results in 2009, subject to satisfaction of specific performance hurdles.

19. Share capital (continued)

On 1 September 2006, Mr Mark Hooper commenced employment with Symbion Health Limited as National Business Development Manager. Under the terms of Mr Hooper's employment contract, he was eligible to participate in the Performance Rights Plan. On 28 September 2006, he was awarded 63,263 share performance rights. These share performance rights will vest to Mr Hooper five days after the announcement of the Company's full year profit results in 2009, subject to satisfaction of specific performance hurdles. On 1 November 2006, Mr Hooper assumed the role of Chief Financial Officer of Symbion Health Limited. Under the terms of his employment contract for this role, he received 113,873 share performance rights on 15 December 2006. These performance rights will also vest to Mr Hooper five days after the announcement of the Company's full year profit results in 2009, subject to satisfaction of specific performance hurdles. The new employment contract also entitles Mr Hooper to be granted additional share performance rights annually up to the maximum value of 75% of his total fixed remuneration at the time of the grant.

Other senior executives as nominated by the Chief Executive Officer and Managing Director and approved by the Board, also participate in the Performance Rights Plan. Under the Performance Rights Plan, eligible executives are granted Performance Rights on terms and conditions determined by the Board. Performance Rights are offered at no cost to the executive. Subject to the satisfaction of performance conditions, any Performance Rights granted vest following the announcement of the company's 3rd full year profit results, following the date of the grant, whereupon participants will be allocated the shares in the Company. The size of the grant is expressed as a percentage of the executive's Fixed Annual Remuneration (FAR). Currently for executives other than the Chief Executive Officer and Managing Director, Group General Manager – Strategy and Development and the Chief Financial Officer, this grant does not exceed 50% of FAR.

During the year, 29 Symbion Health senior executives (other than Mr Cooke, Mr Hickey and Mr Hooper) were awarded in total 841,023 share performance rights. These share performance rights will vest to the executives five days after the announcement of the Company's full year profit results in 2009, subject to satisfaction of specific performance hurdles.

Healthscope Scheme

The proposed Healthscope Scheme of Arrangement (the 'Scheme') is discussed in Note 3. The Symbion Health Board has determined that if the Scheme is approved, the performance conditions in the Performance Rights Plan will have been satisfied in respect of all participants and will award participants in the Performance Rights Plan Symbion Health shares, in accordance with the terms of the Performance Rights Plan. These shares will be issued prior to the Scheme Record Date and will participate in the Scheme. The total number of shares to be issued is 2,674,765.

Executive Short-Term Incentive Plan ("ESTIP")

Thirty-one senior executives of Symbion Health Limited participated in the ESTIP in the 2007 financial year. Payment of incentives under the ESTIP was dependent on the achievement of stretch milestones related to key success factors of the Company.

The Chief Executive Officer and Managing Director is required to take any award under the ESTIP in excess of 75% of FAR as shares in the Company. Awards made to other executives under the ESTIP are made in cash, with executives having the ability to voluntarily defer all or part of any payment by sacrificing a cash payment for shares in the Company.

Healthscope Scheme

The proposed Healthscope Scheme of Arrangement (the 'Scheme') is discussed in Note 3. The Symbion Health Board has determined that 2008 ESTIP participants will receive a pro-rata payment immediately prior to the Scheme being effective of a minimum pro-rata period of 3 months, provided specific performance hurdles are met.

In addition, the Board has determined to amend the conditions of Mr Cooke's employment with regard to the 2007 ESTIP award to withdraw the requirement that any award above 75% of Mr Cooke's FAR must be taken as shares in the Company. The award for 2007 will now be fully taken as cash.

If the employment of a participant in the ESTIP is terminated prior to the Implementation Date, the Company's Board may also determine that such participant is entitled to an award as a result of the termination of their employment and award the participant in the ESTIP a pro-rata cash payment pursuant to the terms of the ESTIP.

Notes to the financial statements

for the financial year ended 30 June 2007

20. Reserves

	Consolidated		Parent entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Equity compensation reserve				
Opening balance	309	2,313	309	2,313
Option expense	629	(895)	629	(895)
Share appreciation rights expense	7,084	309	7,084	309
Transfer to share capital (options exercised)	-	(472)	-	(472)
Transfer to share capital (share appreciation rights exercised)	-	(946)	-	(946)
Closing balance	**8,022**	**309**	**8,022**	**309**
Fair value reserve				
Opening balance	-	-	-	-
Adjustment on adoption of AASB 132 and AASB 139	-	(5,065)	-	(5,065)
Revaluation	-	5,475	-	5,475
Transfer to income statement	-	(410)	-	(410)
Closing balance	-	-	-	-
Cash flow hedge reserve				
Opening balance	1,958	-	1,958	-
Adjustment on adoption of AASB 132 and AASB 139	-	5,494	-	5,494
Revaluation	2,292	(3,536)	2,292	(3,536)
Closing balance	**4,250**	**1,958**	**4,250**	**1,958**
General reserve				
Opening balance	15,642	-	15,642	-
Gain on demerger	-	15,642	-	15,642
Closing balance	**15,642**	**15,642**	**15,642**	**15,642**
Foreign currency translation reserve				
Opening balance	(5,462)	(12,420)	-	-
Currency translation differences arising during the period	(3,288)	16,464	-	-
Transfer to income statement on sale or demerger of controlled entities	-	(9,506)	-	-
Closing balance	**(8,750)**	**(5,462)**	-	-
Total reserves attributable to equity holders of Symbion Health Limited	**19,164**	**12,447**	**27,914**	**17,909**

Nature and purpose of reserves

Equity compensation reserve

This reserve is used to record the value of benefits provided to employees and Directors in the form of equity as part of their remuneration. The plans are described in Note 19.

Fair value reserve

This reserve records the fair value changes on available-for-sale investments.

Cash flow hedge reserve

This reserve records the portion of the gain or loss on a hedging instrument in a cash flow hedge that is deemed to be an effective hedge.

General reserve

The balance in the general reserve arises from a gain on the demerger of Mayne Pharma Limited that is recognised directly in equity.

Foreign currency translation reserve

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations on consolidation and the translation of transactions that hedge the consolidated entity's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation.

21. Retained profits and equity reconciliations

	Note	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Accumulated losses at the beginning of the period		(286,884)	(210,419)	(522,350)	(513,864)
Effect of change in accounting policy	2	-	(3,319)	-	-
Net profit/(loss) attributable to equity holders of Symbion Health Limited		91,419	(6,121)	62,497	58,539
Dividends recognised during the period		(53,161)	(67,025)	(53,161)	(67,025)
Accumulated losses at the end of the period		**(248,626)**	**(286,884)**	**(513,014)**	**(522,350)**
Total equity reconciliation					
Total equity at the beginning of the period		818,161	2,577,836	584,204	2,291,412
Effect of change in accounting policy	2	-	(3,319)	-	-
Adjustment on the adoption of AASB 132 and AASB 139:					
- Fair value reserve		-	(5,065)	-	(5,065)
- Cash flow hedge reserve - increase in fair value		-	5,494	-	5,494
Total recognised income and expense for the period attributable to equity holders of Symbion Health Limited		90,423	2,366	64,789	60,068
Dividends paid during the period to equity holders of Symbion Health Limited		(53,161)	(67,025)	(53,161)	(67,025)
Share capital issued during the period		12,611	28,496	12,611	28,496
Reduction in share capital as a result of the demerger transaction		-	(1,744,232)	-	(1,744,232)
Change in share capital held by group entities under executive and staff share schemes		-	8,061	-	-
Gain on demerger taken to general reserve		-	15,642	-	15,642
Employee share options		629	(895)	629	(895)
Share appreciation rights		7,084	309	7,084	309
Change in minority interests		(66)	493	-	-
Total equity at the end of the period		**875,681**	**818,161**	**616,156**	**584,204**

22. Notes to the statements of cash flows

(a) Reconciliation of profit/(loss) after income tax to net cash from operating activities

		Consolidated		Parent entity	
		2007	2006	2007	2006
	Note	$'000	$'000	$'000	$'000
Profit/(loss) after income tax		94,226	(2,189)	62,497	58,539
Add/(Less): Adjustments of non-cash items:					
Depreciation and amortisation		51,180	68,204	4,379	4,509
(Profit)/loss on sale of non-current assets		(1,935)	4,641	//	3,982
Amortisation of borrowing and reorganisation costs		-	1,024	-	1,024
Employee long-term incentive expense		1,136	-	1,136	-
Amortisation of financial guarantee contracts		(1,094)	(1,929)	-	-
Costs on unwinding discounting of provisions		365	718	(227)	-
Undistributed (profits)/losses of associated entities		(41)	184	-	-
Unrealised exchange (gains)/losses		(296)	-	(6,393)	7,260
Add/(Less): Items classified as investing/financing activities:					
Realised exchange losses		-	-	-	1,532
Costs of proposed Healthscope transaction		31,761	-	31,761	-
Company liquidations/disposals		7,694	-	30,919	-
Divestment of hospitals, logistics and ECD businesses		-	(10,937)	-	(10,937)
Costs on demerger of pharmaceuticals business		-	126,445	-	122,639
Costs of asset write-offs and impairments		-	8,462	-	1,199
Internal dividends		-	-	(164,000)	(270,502)
Debt forgiveness		-	-	9,967	1,522
Changes in assets and liabilities net of effects from acquisitions/disposals of businesses and controlled entities:					
Decrease/(increase) in trade debtors/other debtors		1,090	(12,409)	13,599	57,602
Increase in inventories		(13,472)	(40,253)	-	-
(Increase)/decrease in prepayments		(2,914)	9,786	867	8,114
Increase/(decrease) in trade creditors/other creditors		36,663	76,796	(239)	(15,781)
(Decrease)/increase in provisions		(30,943)	7,154	(17,590)	(21,011)
Increase/(decrease) in current tax liabilities		15,754	(23,277)	(47,813)	(23,385)
(Decrease)/increase in deferred tax liabilities		(11,470)	38,925	(9,669)	21,624
Increase in deferred tax assets		(2,975)	(26,374)	(4,486)	(31,698)
Net cash from operating activities		**174,729**	**224,971**	**(95,215)**	**(83,768)**

(b) Acquisition of controlled entities/businesses

	Note	Consolidated 2007	Consolidated 2006	Parent 2007	Parent 2006
Cash consideration		(56,531)	(29,014)	-	-
Less balances acquired:					
Cash		101	-	-	-
Total cash consideration	30	(56,430)	(29,014)	-	-
Deposits relating to acquisitions in future periods		(1,000)	-	-	-
Payments relating to acquisitions in prior periods		(5,289)	(2,928)	-	-
Outflow of cash for continuing operations		**(62,719)**	**(31,942)**	-	-

22. Notes to the statements of cash flows (continued)

(c) Disposal of controlled entities/businesses

		Consolidated		Parent entity	
	Note	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Cash consideration received		-	-	-	-
Less: Balances disposed		(541)	-	-	-
Net cash consideration received		(541)	-	-	-
Receipts relating to disposals in prior periods	34	-	14,913	-	14,933
(Outflow)/inflow of cash		(541)	14,913	-	14,933
Transaction costs incurred in disposal of businesses	34	(7,176)	(21,556)	(7,043)	(21,556)
Net outflow of cash		(7,717)	(6,643)	(7,043)	(6,623)

(d) Non-cash financing and investing activities

During the financial year the consolidated entity acquired $4.092 million of property, plant and equipment by means of entering into financial leases (2006: $4.644 million). Finance leases were acquired with the acquisition of entities and businesses during the year.

Dividends satisfied by the issue of shares under the dividend reinvestment plan are shown in Note 19.

(e) Financing facilities

	Consolidated	
	2007 $'000	2006 $'000
Committed facilities [1]:		
A$650 million multi-currency syndicated bank debt facility	650,000	650,000
ANZ Bank committed facility	30,000	30,000
Less: utilisation	(595,000)	(595,000)
Available committed facilities	**85,000**	**85,000**
Uncommitted facilities and programs [2]:		
Debtors securitisation	365,000	365,000
National Australia Bank uncommitted facility	20,000	20,000
Less: utilisation	(295,587)	(236,920)
Available uncommitted facilities	**89,413**	**148,080**

1. Committed facilities:
   (a) Bank debt facilities - The consolidated entity has an AUD 650 million syndicated multi-currency and multi-issuer bank debt facility that was drawn to AUD 595 million as at 30 June 2007. This replaced an AUD 500 million bank debt facility in November 2005, as part of the demerger of Mayne Pharma Limited. The AUD 650 million syndicated bank debt facility matures in November 2010
   (b) There is also a bilateral AUD 30 million bank debt facility which was undrawn at 30 June 2007.
2. Uncommitted facilities and programs
   Major programs include.
   (a) The consolidated entity has AUD 365m debtors securitisation facilities relating to Pharmacy trade receivables of which AUD 69.413 million (2006 AUD128.080 million) is available. The cash flows associated with the securitisation program are disclosed in the Statement of cash flows as part of cash flows from operating activities.
   (b) Bank overdraft facilities are arranged in each country in which the consolidated entity operates. Terms and conditions are agreed from time to time by Group Treasury.
   (c) There is also a bilateral uncommitted AUD 20 million bank debt facility that was undrawn at 30 June 2007

23. Additional financial instruments disclosure

a) Interest rate risk

Interest rate risk exposures

The consolidated entity's exposures to interest rate risk and the effective weighted interest rates for loans and deposits are set out in Note 9, for interest-bearing liabilities are set out in Note 17 and for employee benefits are set out in Note 18. The consolidated entity's other financial assets and liabilities, being cash, receivables, other financial assets and payables, are non interest bearing.

The consolidated entity enters into interest rate swaps and interest rate options to lower funding costs or to alter interest rate exposures arising from mismatches between assets and liabilities. (e.g. converting fixed debt to floating to match a floating receivable).

Notes to the financial statements

for the financial year ended 30 June 2007

23. Additional financial instruments disclosure (continued)

Interest rate swaps

An interest rate swap is an agreement to swap interest payment streams based on a notional principal amount. Interest rate swaps allow the economic entity to raise borrowings at fixed or floating rates and swap them into appropriate exposures.

The following table indicates the types of swaps used, their notional amounts, maturity date, and weighted average interest rates. The average floating rate is the implied market rate for the term of the swap plus a margin where applicable, weighted by the face value of the instrument. All face values have been converted to AUD at foreign exchange rates current at reporting date. The interest rates may change significantly, affecting future cash flows.

2007	Expected to mature in						2007	
	2008	2009	2010	2011	2012	Thereafter	Total	Fair value
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Pay - fixed rate swaps								
Australian dollars	-	20,000	-	200,000	-	-	220,000	6,071
Average fixed rate		5.75%		5.88%				
Average floating rate		6.42%		6.42%				

2006	Expected to mature in						2006	
	2007	2008	2009	2010	2011	Thereafter	Total	Fair value
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Pay - fixed rate swaps								
Australian dollars	-	-	20,000	40,000	130,000	-	190,000	2,797
Average fixed rate			5.75%	5.85%	5.79%			
Average floating rate			5.85%	5.85%	5.85%			

b) Foreign exchange risk

The primary objective of the consolidated entity's foreign exchange hedging policy is the protection of the consolidated entity's consolidated shareholders' funds. This is achieved by matching the currency exposures of debt raised to the currency of the underlying assets.

The consolidated entity transacts predominantly in Australian dollars and has a relatively small exposure to offshore assets. The consolidated entity predominantly uses the spot foreign currency market to service any foreign currency transactions, and hedges internal loans between wholly owned offshore controlled entities with its net investment in these entities.

As such, the consolidated entity had no outstanding foreign exchange exposures as at 30 June 2007.

During the 2006 financial year, the consolidated entity's USD Bonds matured in February 2006 (USD 291.330 million) and its USD 200 million Notes were retired in November 2005 as part of the demerger of the Phamaceuticals business.

c) Credit risk exposures

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

Recognised financial instruments

The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the balance sheet is the carrying amount, net of any impairment losses.

Foreign currency swap agreements and interest rate swaps agreements

The theoretical risk in using these instruments is the cost of replacing, at market rates, these swaps in the event of default by the counterparty. In order to control this risk management assigns counterparty risk weightings to each transaction. Additionally, the consolidated entity deals only with strong financial intermediaries, principally major banks and their controlled entities and as a result, the consolidated entity does not expect any counterparties to fail to meet their obligations given their high credit ratings.

The credit exposure of interest rate contracts, as set out in the table below, is represented by the aggregate of positive fair value contracts at the reporting date, exclusive of recognised accrued interest, reduced by the effects of netting arrangements with financial institution counterparties.

	2007 Exposure $'000	2006 Exposure $'000
Interest rate swaps	6,071	2,797

23. Additional financial instruments disclosure (continued)

d) Net fair value of financial assets and liabilities

Net fair values of financial assets and liabilities are determined by the consolidated entity on the following basis:

Assets

Cash, short term deposits and debtors

- the carrying amount approximates fair value because of the short maturity of these instruments.

Long term investments

- the fair values of quoted investments are based on quoted market prices for these investments. A reasonable estimate of the fair value of long term investments with no quoted market prices was not made as no loss will crystallise if they are held to maturity.

Liabilities

Short term debt

- the carrying amount approximates fair value because of the short maturity of these instruments.

Long term debt

- the fair value of long term debt has been estimated based on the current rates offered in the secondary market. Consequently, movements in interest rates can affect fair values.

The carrying amounts and estimated fair values of the consolidated entity's recognised financial assets and liabilities are set out below.

	Consolidated			
	2007 Carrying amount $'000	2007 Net fair value $'000	2006 Carrying amount $'000	2006 Net fair value $'000
Financial assets:				
Cash	86,797	86,797	63,454	63,454
Loans and deposits	109,885	109,885	123,551	123,551
Loans and deposits non-current	599	599	651	651
Receivables current	230,210	230,210	232,178	232,178
Receivables non-current	2,237	2,237	4,081	4,081
Other financial assets:				
- Shares in other corporations - unlisted	748	748	746	746
- Notes in other corporations - unlisted	26,826	26,826	28,379	28,379
- Interest in partnership	396	396	201	201
Financial liabilities:				
Payables current	540,764	540,764	510,163	510,163
Interest-bearing liabilities current	2,338	2,338	3,849	3,569
Provisions current	97,064	97,064	95,602	95,602
Payables non-current	53	53	1,152	1,152
Interest-bearing liabilities non-current	598,870	598,416	599,042	597,926
Provisions non-current	55,908	55,908	58,570	58,570

(e) Equity securities – Pharmacy securitisation program

Unquoted equity securities (refer Note 13) include Class A notes in the trust managing the Pharmacy securitisation program and are carried at cost. The consolidated entity does not anticipate that the carrying amounts recorded at the balance sheet date would be significantly different from the values that would eventually be received or settled.

As stated, under the securitisation program relating to Pharmacy trade receivables the consolidated entity has an investment in non-interest bearing Class A notes in the trust to which the receivables have been transferred. As a noteholder, the consolidated entity retains some credit and other risks associated with the receivables sold to the trust, however the majority of the exposure to variability in the amounts and timing of the net cash flows inherent in the receivables has been transferred.

Notes to the financial statements

for the financial year ended 30 June 2007

24. Segmental reporting

	Sales revenue 2007			Sales revenue 2006		
	Continuing $'000	Discontinued $'000	Total $'000	Continuing $'000	Discontinued $'000	Total $'000
Business segments						
Pathology	648,160	-	648,160	611,303	-	611,303
Imaging	309,646	-	309,646	298,390	-	298,390
Consumer	213,199	-	213,199	186,434	963	187,397
Pharmacy	2,608,189	-	2,608,189	2,305,476	-	2,305,476
Pharmaceuticals	-	-	-	-	280,757	280,757
Unallocated	46	-	46	202	-	202
Consolidated	**3,779,240**	**-**	**3,779,240**	**3,401,805**	**281,720**	**3,683,525**
Geographic segments						
Australia	3,772,387	-	3,772,387	3,396,000	35,904	3,431,904
Asia Pacific	6,853	-	6,853	5,769	8,749	14,518
Americas	-	-	-	-	83,095	83,095
Europe, Middle East & Africa	-	-	-	36	153,972	154,008
Consolidated	**3,779,240**	**-**	**3,779,240**	**3,401,805**	**281,720**	**3,683,525**

	Depreciation 2007			Depreciation 2006		
	Continuing $'000	Discontinued $'000	Total $'000	Continuing $'000	Discontinued $'000	Total $'000
Business segments						
Pathology	12,280	-	12,280	12,546	-	12,546
Imaging	24,327	-	24,327	22,830	-	22,830
Consumer	2,737	-	2,737	2,559	6	2,565
Pharmacy	4,666	-	4,666	4,433	-	4,433
Pharmaceuticals	-	-	-	-	8,023	8,023
Unallocated	1,332	-	1,332	1,812	-	1,812
Consolidated	**45,342**	**-**	**45,342**	**44,180**	**8,029**	**52,209**
Geographic segments						
Australia	45,327	-	45,327	44,167	4,489	48,656
Asia Pacific	15	-	15	13	35	48
Americas	-	-	-	-	3,078	3,078
Europe, Middle East & Africa	-	-	-	-	427	427
Consolidated	**45,342**	**-**	**45,342**	**44,180**	**8,029**	**52,209**

	Amortisation 2007			Amortisation 2006		
	Continuing $'000	Discontinued $'000	Total $'000	Continuing $'000	Discontinued $'000	Total $'000
Business segments						
Pathology	2,748	-	2,748	1,976	-	1,976
Imaging	470	-	470	459	-	459
Consumer	634	-	634	376	-	376
Pharmacy	195	-	195	299	-	299
Pharmaceuticals	-	-	-	-	10,915	10,915
Unallocated	1,791	-	1,791	1,970	-	1,970
Consolidated	**5,838**	**-**	**5,838**	**5,080**	**10,915**	**15,995**
Geographic segments						
Australia	5,838	-	5,838	5,080	1,396	6,476
Americas	-	-	-	-	3,533	3,533
Europe, Middle East & Africa	-	-	-	-	5,986	5,986
Consolidated	**5,838**	**-**	**5,838**	**5,080**	**10,915**	**15,995**

24. Segmental reporting (continued)

	Earnings before net financial expenses, tax and significant items 2007			Earnings before net financial expenses, tax and significant items 2006		
	Continuing $'000	Discontinued $'000	Total $'000	Continuing $'000	Discontinued $'000	Total $'000
Business segments						
Pathology	100,279	-	100,279	89,154	-	89,154
Imaging	30,296	-	30,296	29,092	-	29,092
Consumer	36,951	-	36,951	30,091	52	30,143
Pharmacy	47,005	-	47,005	36,933	-	36,933
Pharmaceuticals	-	-	-	-	49,682	49,682
Unallocated	(12,282)	(1,126)	(13,408)	(11,680)	(421)	(12,101)
Consolidated	**202,249**	**(1,126)**	**201,123**	**173,590**	**49,313**	**222,903**
Geographic segments						
Australia	200,417	(1,114)	199,303	172,566	20,088	192,654
Asia Pacific	1,832	(15)	1,817	1,000	1,160	2,160
Americas	-	(394)	(394)	-	(1,298)	(1,298)
Europe, Middle East & Africa	-	397	397	24	29,363	29,387
Consolidated	**202,249**	**(1,126)**	**201,123**	**173,590**	**49,313**	**222,903**

	Significant items before tax 2007			Significant items before tax 2006		
	Continuing $'000	Discontinued $'000	Total $'000	Continuing $'000	Discontinued $'000	Total $'000
Business segments						
Consumer	-	-	-	7,243	-	7,243
Pharmaceuticals	-	-	-	-	(126,465)	(126,465)
Unallocated	(31,761)	-	(31,761)	(44,975)	6,082	(38,893)
Consolidated	**(31,761)**	**-**	**(31,761)**	**(37,732)**	**(120,383)**	**(158,115)**
Geographic segments						
Australia	(31,761)	-	(31,761)	(37,944)	(119,949)	(157,893)
Asia Pacific	-	-	-	234	-	234
Europe, Middle East & Africa	-	-	-	(22)	(434)	(456)
Consolidated	**(31,761)**	**-**	**(31,761)**	**(37,732)**	**(120,383)**	**(158,115)**

	Profit before tax 2007			Profit before tax 2006		
	Continuing $'000	Discontinued $'000	Total $'000	Continuing $'000	Discontinued $'000	Total $'000
Business segments						
Pathology	100,279	-	100,279	89,154	-	89,154
Imaging	30,296	-	30,296	29,092	-	29,092
Consumer	36,951	-	36,951	37,334	52	37,386
Pharmacy	47,005	-	47,005	36,932	-	36,932
Pharmaceuticals	-	-	-	-	(76,783)	(76,783)
Unallocated	(44,043)	(1,126)	(45,169)	(56,654)	5,660	(50,994)
Earnings before net finance expense & tax	170,488	(1,126)	169,362	135,858	(71,071)	64,787
Net finance expense	(55,743)	207	(55,536)	(36,759)	(6,113)	(42,872)
Consolidated	**114,745**	**(919)**	**113,826**	**99,099**	**(77,184)**	**21,915**
Geographic segments						
Australia	168,656	(1,114)	167,542	134,622	(99,862)	34,760
Asia Pacific	1,832	(15)	1,817	1,234	1,160	2,394
Americas	-	(394)	(394)	-	(1,298)	(1,298)
Europe, Middle East & Africa	-	397	397	2	28,929	28,931
Earnings before net finance expense & tax	170,488	(1,126)	169,362	135,858	(71,071)	64,787
Net finance expense	(55,743)	207	(55,536)	(36,759)	(6,113)	(42,872)
Consolidated	**114,745**	**(919)**	**113,826**	**99,099**	**(77,184)**	**21,915**

Notes to the financial statements

for the financial year ended 30 June 2007

24. Segmental reporting (continued)

	Capital Expenditure 2007			Capital Expenditure 2006		
	Continuing $'000	Discontinued $'000	Total $'000	Continuing $'000	Discontinued $'000	Total $'000
Business segments						
Pathology	18,411	-	18,411	24,300	-	24,300
Imaging	17,964	-	17,964	28,323	-	28,323
Consumer	4,258	-	4,258	4,390	6	4,396
Pharmacy	4,974	-	4,974	2,807	-	2,807
Pharmaceuticals	-	-	-	-	33,826	33,826
Unallocated	2,078	-	2,078	1,602	-	1,602
Consolidated	**47,685**	**-**	**47,685**	**61,422**	**33,832**	**95,254**
Geographic segments						
Australia	47,359	-	47,359	61,422	11,412	72,834
Asia Pacific	326	-	326	-	58	58
Americas	-	-	-	-	17,495	17,495
Europe, Middle East & Africa	-	-	-	-	4,867	4,867
Consolidated	**47,685**	**-**	**47,685**	**61,422**	**33,832**	**95,254**

	Assets 2007			Assets 2006		
	Continuing $'000	Discontinued $'000	Total $'000	Continuing $'000	Discontinued $'000	Total $'000
Business segments						
Pathology	732,313	-	732,313	685,041	-	685,041
Imaging	379,334	-	379,334	385,598	-	385,598
Consumer	302,456	-	302,456	273,145	-	273,145
Pharmacy	528,952	-	528,952	525,621	-	525,621
Unallocated	272,286	10,567	282,853	285,939	9,137	295,076
Consolidated	**2,215,341**	**10,567**	**2,225,908**	**2,155,344**	**9,137**	**2,164,481**
Geographic segments						
Australia	2,200,634	-	2,200,634	2,143,390	-	2,143,390
Asia Pacific	14,707	470	15,177	11,954	474	12,428
Americas	-	1,695	1,695	-	2,048	2,048
Europe, Middle East & Africa	-	8,402	8,402	-	6,615	6,615
Consolidated	**2,215,341**	**10,567**	**2,225,908**	**2,155,344**	**9,137**	**2,164,481**

	Liabilities 2007			Liabilities 2006		
	Continuing $'000	Discontinued $'000	Total $'000	Continuing $'000	Discontinued $'000	Total $'000
Business segments						
Pathology	100,565	-	100,565	106,599	-	106,599
Imaging	48,417	-	48,417	55,859	-	55,859
Consumer	36,522	1	36,523	31,155	-	31,155
Pharmacy	427,209	-	427,209	392,694	-	392,694
Unallocated	734,643	2,870	737,513	755,968	4,045	760,013
Consolidated	**1,347,356**	**2,871**	**1,350,227**	**1,342,275**	**4,045**	**1,346,320**
Geographic segments						
Australia	1,346,842	-	1,346,842	1,338,633	-	1,338,633
Asia Pacific	510	10	520	3,642	8	3,650
Americas	-	466	466	-	321	321
Europe, Middle East & Africa	4	2,395	2,399	-	3,716	3,716
Consolidated	**1,347,356**	**2,871**	**1,350,227**	**1,342,275**	**4,045**	**1,346,320**

25. Capital expenditure commitments

	Consolidated		Parent entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Estimated capital expenditure contracted for at balance date but not provided for, payable -				
Premises and improvements				
Within one year	1,928	2,805	92	-
Later than one and less than five years	-	-	-	-
Later than five years	-	-	-	-
	1,928	2,805	92	-
Plant and equipment				
Within one year	10,316	6,359	587	79
Later than one and less than five years	-	150	-	-
Later than five years	-	-	-	-
	10,316	6,509	587	79
Acquisition of businesses and controlled entities				
Within one year	10,243	-	-	-
Later than one and less than five years	-	-	-	-
Later than five years	-	-	-	-
	10,243	-	-	-
Total capital expenditure commitments	**22,487**	**9,314**	**679**	**79**

26. Lease commitments

Operating lease commitments payable -

Property				
Within one year	57,675	51,735	1,639	1,803
Later than one and less than five years	120,205	120,561	2,914	403
Later than five years	15,841	26,770	-	-
	193,721	199,066	4,553	2,206
Plant and equipment				
Within one year	6,631	5,312	60	59
Later than one and less than five years	6,538	6,688	31	32
Later than five years	-	-	-	-
	13,169	12,000	91	91
Total operating lease commitments	**206,890**	**211,066**	**4,644**	**2,297**
Operating lease rentals recognised as an expense during the period				
Property	62,462	62,805	2,844	3,951
Plant and equipment	23,064	23,843	6,658	8,916
Total operating lease rentals expense	85,526	86,648	9,502	12,867

27. Auditor's remuneration

	Note	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Audit services					
Auditors of the Company - KPMG					
Audit and review of the Financial Reports:					
- Continuing operations		1,011	955	872	955
Audit-related services:					
- Continuing operations	(a)	500	2	500	-
- Discontinued operations	(b)	-	530	-	530
		1,511	1,487	1,372	1,485
Other services					
Auditors of the Company - KPMG					
Other assurance services					
- Continuing operations		-	12	-	12
Taxation services:					
- Continuing operations	(c)	671	334	671	334
- Discontinued operations	(d)	-	1,552	-	963
		671	1,898	671	1,309

(a) The 2007 amount relates to the investigating accounting work for the proposed Healthscope scheme of arrangement

(b) Relates to the audit of special purpose financial statements for the demerger of Mayne Pharma Limited

(c) The 2007 amount includes fees of $0.148 million relating to the proposed Healthscope scheme of arrangement.

(d) Includes fees of $0.895 million relating to the demerger of Mayne Pharma Limited.

28. Contingencies

	Consolidated 2007	Consolidated 2006	Parent entity 2007	Parent entity 2006
Claims for which no reserves are considered appropriate	5,200	5,300	1,800	1,800
Contingencies relating to sale of businesses	82	95	-	-
Performance bonds and guarantees	43,686	49,993	42,207	48,138
Symbion Pharmacy Services Pty Ltd Pharmacy Guarantee Scheme (a)	26,555	36,997	-	-
Total	75,523	92,385	44,007	49,938

(a) Symbion Pharmacy provides guarantees of pharmacists' borrowings from a number of banks to enable the pharmacists to acquire or expand pharmacies. To manage exposure under these guarantees, arrangements have been entered into to limit the banks' recourse to Symbion Pharmacy under the guarantee scheme. The contingent liability represents the recourse limit based on loan utilisation at 30 June 2007. The fair value of this liability has been recorded on balance sheet as a financial liability (refer Note 2)

Deed of Cross Guarantee

Under the terms of the Deed of Cross Guarantee, described in Note 29, the Company has guaranteed the repayment of all current and future creditors in the event any of the parties to the Deed are wound up. No deficiencies of net assets exists in these companies.

Contingent asset

Prior to April 2003, the Company's former subsidiary FH Faulding & Co Limited ("Faulding") was a party to a supply agreement with Pan Pharmaceuticals ("Pan") pursuant to which it sourced approximately 30% of Symbion Consumer's nutriceutical products. In 28 April 2003, the Australian Therapeutic Goods Administration required a recall of all products manufactured by Pan since 1 May 2002. Pan was subsequently placed in liquidation, and Faulding has lodged a proof of debt in the liquidation. A subsidiary of the Company had previously provided for the anticipated costs of the recall in 2003, however no receivable was recognised in respect of this claim at that time.

Pursuant to arrangements entered into upon the demerger of Mayne Pharma Limited, any amount recovered by Faulding in connection with the Pan recall and Pan's alleged contractual breaches, as well as the costs incurred in pursuing such recovery, will be to the account of the Company. The Company settled its proof of debt claim with Pan's liquidators in May 2007. The liquidators admitted the debt in the agreed amount.

The Company subsequently received an interim dividend of $5.05 million from Pan's liquidators. Any further amounts to be received by the Group are largely dependent upon the Company's ongoing discussions with the Pan liquidators and the amount of future dividends that the Pan liquidators may declare. These uncertain amounts are a contingent asset of the Company.

29. Deed of Cross Guarantee

Pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998, the wholly-owned subsidiaries listed below are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports, and Directors' reports.

It is a condition of the Class Order that the relevant holding entity and each of the relevant subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed is that each holding entity guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries in each group under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Corporations Act 2001, each holding entity will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that each holding entity is wound up.

Symbion Health Group

Deed of Cross Guarantee dated 27 June 2006

Symbion Health Limited entered into a Deed of Cross Guarantee with certain of its wholly-owned subsidiaries on 27 June 2006 replacing the Deed of Cross Guarantee dated 5 June 2001 (as amended).

The holding entity and subsidiaries subject to the Deed of Cross Guarantee dated 27 June 2006, as at 30 June 2007 are:

Symbion Health Limited (holding entity)
Healthcare Imaging Services (Victoria) Pty Limited
Healthcare Imaging Services Pty Limited
MCP Direct Pty Ltd
MCP Operations Pty Ltd
Pathology Services Pty Limited
Queensland Diagnostic Imaging Pty Ltd
Queensland Medical Services Pty Ltd
Symbion CP Holdings Pty Ltd
Symbion Diagnostic Imaging Holdings Pty Ltd
Symbion Healthcare Holdings Pty Ltd
Symbion Medical Centre Holdings Pty Ltd
Symbion Medical Centre Operations Pty Ltd
Symbion Pathology Holdings Pty Ltd
Symbion Pathology Pty Ltd

Pathology Services Pty Ltd was liquidated during the financial year and removed from the Deed through a Revocation Deed dated 21 September 2006.

Financial statements for the Symbion Health Group Deed of Cross Guarantee dated 27 June 2006

Consolidated income statements and consolidated balance sheets, comprising the holding entities and subsidiaries which are parties to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee, at 30 June are set out as follows:

Income statements

	Symbion Health Group	
	2007 $'000	2006 $'000
Revenue	**889,372**	**839,395**
Employee expense	(394,025)	(381,064)
Subcontractor expense	(569)	(1,118)
Purchases of materials and trading stocks	(32,998)	(28,347)
Change in inventories	(11,431)	(2,344)
Consumables expense	(78,977)	(69,458)
Depreciation and amortisation	(35,919)	(31,898)
Marketing costs	(657)	(518)
Fleet operation and distribution costs	(5,176)	(2,163)
Occupancy costs	(45,467)	(43,959)
Financial expenses	(52,470)	(55,772)
Other expenses	(141,529)	(54,895)
Profit before income tax expense	**90,154**	**167,859**
Income tax benefit	3,108	44,783
Profit for the period	**93,262**	**212,642**
Accumulated losses at the beginning of the period	(264,692)	(413,892)
Dividends recognised during the year	(53,161)	(67,025)
Other appropriations	-	3,583
Accumulated losses at the end of the period	**(224,591)**	**(264,692)**

Notes to the financial statements

for the financial year ended 30 June 2007

29. Deed of Cross Guarantee (continued)

Balance sheets

	Symbion Health Group	
	2007	**2006**
	$'000	**$'000**
Current assets		
Cash and cash equivalents	38,448	53,995
Trade and other receivables	12,186,295	9,563,873
Inventories	25,997	14,215
Prepayments	9,920	9,358
Total current assets	**12,260,660**	**9,641,441**
Non-current assets		
Other receivables	298	2,092
Investments in controlled entities	384,333	380,330
Other investments	3,395	3,437
Property, plant & equipment	146,995	152,806
Goodwill	458,250	443,777
Other intangible assets	227,436	218,891
Deferred tax assets	45,325	67,016
Total non-current assets	**1,266,032**	**1,268,349**
Total assets	**13,526,692**	**10,909,790**
Current liabilities		
Trade and other payables	98,417	102,430
Interest-bearing loans and borrowings	11,784,553	9,191,626
Employee benefits	36,305	47,931
Current tax liabilities	7,902	6,612
Provisions	37,398	34,534
Total current liabilities	**11,964,575**	**9,383,133**
Non-current liabilities		
Payables	/	/
Interest-bearing loans and borrowings	596,019	606,331
Employee benefits	23,543	9,399
Deferred tax liabilities	30,477	55,805
Provisions	7,493	13,254
Total non-current liabilities	**657,539**	**684,796**
Total liabilities	**12,622,114**	**10,067,929**
Net assets	**904,578**	**841,861**
Equity		
Share capital	1,101,256	1,088,645
Reserves	27,913	17,908
Accumulated losses	(224,591)	(264,692)
Total equity	**904,578**	**841,861**

30. Particulars in relation to controlled entities

	Notes	Country of incorporation	Symbion Health Limited's direct and indirect interest held 2007 %	2006 %
Parent entity				
Symbion Health Limited		Australia		
Controlled entities	(a),(b)			
Symbion Employee Share Acquisition Plan Pty Ltd		Australia	100	100
- Symbion Employee Share Acquisition Plan Trust	(d)		100	100
- Senior Executive Short Term Incentive Plan Trust	(d)		100	100
- Executive Short Term Incentive Plan (ESTIP) Trust			100	-
Symbion Healthcare Holdings Pty Ltd	(c)	Australia	100	100
- AME Medical Services Pty Ltd		Australia	100	100
- Larches Pty Ltd		Australia	100	100
- Integrated Health Care Pty Ltd		Australia	100	100
- Kelldale Pty Ltd		Australia	100	100
- Pacific Medical Centres Pty Limited		Australia	100	100
- Jandale Pty Ltd		Australia	100	100
- Symbion Pathology Holdings Pty Ltd	(c)	Australia	100	100
- Symbion Pathology Pty Ltd	(c)	Australia	100	100
- Queensland Medical Services Pty Ltd	(c)	Australia	100	100
- Gippsland Pathology Service Pty Ltd		Australia	100	100
- Symbion Pathology Holdings Asia Pty Ltd		Australia	100	-
- Symbion Pathology (India) Private Limited		India	100	-
- Symbion Medical Centre Holdings Pty Limited	(c)	Australia	100	100
- Symbion Medical Centre Operations Pty Limited	(c)	Australia	100	100
- Symbion CP Holdings Pty Ltd		Australia	100	100
- Queensland Specialist Services Pty Ltd		Australia	100	100
- Symbion Diagnostic Imaging Holdings Pty Limited	(c)	Australia	100	100
- Healthcare Imaging Services Pty Ltd	(c)	Australia	100	100
- Queensland Diagnostic Imaging Pty Ltd	(c)	Australia	100	100
- Southport Diagnostic Imaging Pty Ltd		Australia	50	50
- Healthcare Imaging Services (Victoria) Pty Ltd	(c)	Australia	100	100
- Cabramatta Imaging Pty Ltd		Australia	50	50
- Cabramatta Imaging Unit Trust	(d)		50	50
- Brystow Pty Ltd		Australia	100	100
- Orana Services Trust	(d)		50	50
- Orana Services Pty Ltd		Australia	50	50
- Norcoray Unit Trust	(d)		50	50
- Norcoray Pty Ltd		Australia	50	50
- Western Suburbs Ultra-sound & Radiology Services Trust		Australia	100	100
- PSPA Pty Ltd		Australia	100	100
PSCP Holdings Pty Ltd		Australia	100	100
Symbion Finance (Australia) Pty Ltd		Australia	100	100
Wellness Holdings Pty Ltd		Australia	100	100
The Ward Corporation Pty Limited		Australia	100	100
- Symbion Holdings (UK) Ltd		United Kingdom	100	100
- Symbion International B.V.		The Netherlands	100	100
- Mayne Nickless Incorporated		United States	100	100
- Security Express Limited		United Kingdom	100	100
- Mayne SNC Van Der Heijden Logistics Services	(e)	Belgium	100	100
- Symbion Holdings (NZ) Limited		New Zealand	100	100
SYB (NZ) Limited		New Zealand	100	100
Transport Security Insurance (Pte) Ltd		Singapore	100	100
- Mayne European Holdings Limited		United Kingdom	100	100
- MCP Direct Pty Ltd	(c)	Australia	100	100
- MCP Operations Pty Ltd	(c)	Australia	100	100
- BML Pharmaceuticals Pty Limited	(d)	Australia	100	100
- Cenovis Pty Ltd	(d)	Australia	100	100

30. Particulars in relation to controlled entities (continued)

	Notes	Country of incorporation	Symbion Health Limited's direct and indirect interest held 2007 %	2006 %
- Cenovis Health Co Sdn Bhd		Malaysia	100	100
- Cenovis Health Co Pty Ltd		Australia	100	100
- Faulding Distributors (SEA) Pte Ltd		Singapore	100	100
- Faulding Healthcare Europe Holdings Ltd		United Kingdom	100	100
- Faulding Consumer UK Limited		United Kingdom	100	100
- Bullivants' Natural Health Products Pty Limited	(d)	Australia	100	100
- Bullivants' Natural Health Products (HK) Limited		Hong Kong	100	100
- Bullivants' Natural Health Products (International) Pty Ltd		Australia	100	100
- Symbion Consumer Products (NZ) Limited		New Zealand	100	100
- Medicine Man Labs Pty Ltd		Australia	100	-
- Optimum Healthcare Pty Ltd		Australia	99.8	-
- CHL Limited		New Zealand	100	-
- Carlson Health Pty Ltd		Australia	100	-
- Crimson Court (M) Sdn Bhd		Malaysia	100	-
- Symbion Pharmacy Services Pty Ltd	(d)	Australia	100	100
- Chem Mart Pty Limited		Australia	100	100
- Faulding Healthcare Retail Pty Ltd		Australia	100	100
- Terry White Management Pty Ltd		Australia	100	100
- Healthsense Pty Ltd		Australia	100	100
- The Medicine Shoppe Australia Pty Ltd		Australia	100	100
- Minfos Systems Pty Ltd		Australia	80	80
- Queensland Biochemics Pty Ltd		Australia	100	100
- ACN 086 061 207 Pty Ltd		Australia	100	100
- Chem Mart Pharmaceuticals (NZ) Ltd		New Zealand	100	100
- ACN 091 753 043 Pty Ltd		Australia	100	100
- Therapeutic Information Resources Australia Pty Ltd		Australia	100	100
- Pharmaceutical Care Information Services Pty Ltd		Australia	50	50
- ACN 008 103 599 Pty Ltd		Australia	100	100
- ACN 063 535 955 Pty Ltd		Australia	100	100
- ACN 063 535 884 Pty Ltd		Australia	100	100
- F H Faulding Nominees Pty Ltd		Australia	100	100
Saltsal Pty Limited		Australia	100	100
- Aksertel Pty Limited		Australia	100	100
- Onosas Pty Limited		Australia	100	100

(a) All controlled entities are audited by KPMG

(b) Entities not directly held by Symbion Health Limited are indented

(c) These Australian controlled entities are not required to prepare financial reports or to be audited for statutory purposes because they have entered into a Deed of Cross Guarantee as detailed in Note 29. All Australian controlled entities other than those noted under (d) are small proprietary companies and are not required to prepare audited financial reports

(d) These Australian controlled entities are required to prepare audited financial reports

(e) Owned 99% by Symbion Holdings (U.K.) Limited and 1% by Mayne European Holdings Limited

All entities are domiciled in their country of incorporation. No controlled entities carry on material business operations other than in their country of incorporation.

Acquisition of controlled entities and businesses

2007

The following controlled entity was acquired during the financial year:

	Date of acquisition	Consideration $'000	Acquisition provision raised $'000	Proportion of shares acquired
Medicine Man Labs Pty Ltd (Carlson Health Group)	1 Feb 2007	21,926	-	100%

30. Particulars in relation to controlled entities (continued)

The consolidated entity also acquired the assets of Pathology and Medical Centre businesses for total consideration of $34.5 million.

The acquisition of controlled entities and businesses had the following effect on the consolidated entity's assets and liabilities:

	Continuing operations			
	Carlson Health Group $'000	Pathology businesses $'000	Medical centres $'000	Total $'000
Consideration (cash) 2007	21,625	19,719	13,171	54,515
Costs of acquisition	301	406	1,208	1,915
Net consideration paid 2007	21,926	20,125	14,379	56,430
Net consideration	**21,926**	**20,125**	**14,379**	**56,430**
Fair value of net assets acquired:				
Cash	101	-	-	101
Trade and other receivables	8,082	163	-	8,245
Inventories	-	155	-	155
Property, plant and equipment	570	335	-	905
Intangible assets	18,609	2,900	-	21,509
Deferred tax assets	30	121	-	151
Provision - deferred consideration	-	-	(4,042)	(4,042)
Trade and other payables	(8,123)	-	-	(8,123)
Deferred tax liabilities	-	(77)	-	(77)
Employee entitlements	(107)	(355)	(103)	(565)
Net identifiable assets and liabilities	19,162	3,242	(4,145)	18,259
Goodwill on acquisition	2,764	16,883	18,524	38,171
	21,926	20,125	14,379	56,430

2006

No controlled entities were acquired during the year ended 30 June 2006.

During the year, the consolidated entity acquired the assets of Pathology and Medical Centres businesses for total consideration of $28.0 million ($2.342 million was paid in the previous financial year).

In addition, in August 2005, the consolidated entity acquired the assets of an Italian based pharmaceuticals business for a total consideration of $16.0 million. This business formed part of the demerged pharmaceuticals business.

The acquisitions had the following effect on the consolidated entity's assets and liabilities:

	Continuing operations			Discontinued operations	
Consolidated	Pathology businesses $'000	Medical centres $'000	Total $'000	Biologici Italia Laboratories $'000	Total $'000
Deposit paid 2005 [a]	2,342	-	2,342	-	-
Consideration (cash) 2006	24,794	2,457	27,251	16,005	16,005
Costs of acquisition	1,547	216	1,763	-	-
Net consideration paid 2006	26,341	2,673	29,014	16,005	16,005
Net consideration	**28,683**	**2,673**	**31,356**	**16,005**	**16,005**
Fair value of net assets acquired:					
Trade and other receivables	-	-	-	13	13
Inventories	-	-	-	962	962
Property, plant and equipment	171	-	171	5	5
Intangible assets	9,500	-	9,500	421	421
Deferred tax assets	305	-	305	-	-
Provision - deferred consideration	(2,157)	(324)	(2,481)	(343)	(343)
Trade and other payables	-	-	-	(248)	(248)
Employee entitlements	(692)	(49)	(741)	-	-
Net identifiable assets and liabilities	7,127	(373)	6,754	810	810
Goodwill on acquisition	21,556	3,046	24,602	15,195	15,195
	28,683	2,673	31,356	16,005	16,005

(a) preliminary acquisition entries only booked in 2005

Notes to the financial statements

for the financial year ended 30 June 2007

30. Particulars in relation to controlled entities (continued)

These acquisitions have largely been integrated into the existing Symbion Health operations and it is impracticable to determine the individual financial impact that these assets made to the consolidated result.

Disposal of controlled entities and businesses

The following controlled entities were disposed of during the 2007 financial year:

	Date of disposal	Consideration $'000	Consolidated loss on disposal $'000	Proportion of shares sold
Seacrest Unit Trust	30 September 2006	-	(147)	51%
Seacresh Pty Limited	30 September 2006	-	-	51%

The following controlled entities were disposed of during the 2006 financial year:

	Date of disposal	Consideration $'000	Consolidated loss on disposal $'000	Proportion of shares sold
Newage Sdn Bhd	27 September 2005	1,016	(27)	67%

The disposal of controlled entities and businesses had the following effect on the consolidated entity's assets and liabilities:

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Cash consideration received	-	79	-	-
Amounts due in future periods	-	937	-	-
Disposal price	-	1,016	-	-
Assets and liabilities disposed of:				
- Fixed and non-current assets	44	70	-	-
- Current assets - cash	541	99	-	-
- Current assets - other	95	2,826	-	-
- Creditors and borrowings	(391)	(517)	-	-
	289	2,478	-	-
less minority interests	(142)	-	-	-
Net assets disposed of	**147**	**2,478**	**-**	**-**

31. Equity accounting information

Associated entities

Associated entity	Principal activity	% Interest in equity capital		Investment carrying amount: Equity value [(a)]	Investment carrying amount: Equity value	Dividends received		Equity share of operating profits/ (losses) after tax and minority interests	
		2007	2006	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 $'000	2006 $'000
St George Private Hospital Nuclear Medicine Pty Ltd	Medical services - Australia	50.0%	50.0%	300	346	90	-	44	39
Campsie Nuclear Medicine Pty Ltd	Medical services - Australia	50.0%	50.0%	194	136	-	100	58	(26)
Bondi Nuclear Medicine Pty Ltd	Medical services - Australia	50.0%	50.0%	25	(4)	-	-	29	(9)
North Coast Nuclear Medicine (Qld) Pty Ltd	Medical services - Australia	40.0%	40.0%	2,012	2,251	-	-	-	-
Total Health Group Pty Ltd	Distribution - Australia	35.1%	0.0%	96	-	-	-	-	-
Indo China Healthcare Limited	Distribution - Thailand	0.0%	0.0%	-	-	-	-	-	(188)
				2,627	2,729	90	100	131	(184)

(a) The market values of investments in associated entities are represented by their equity carrying values

31. Equity accounting information (continued)

Financial information relating to associates

The total revenue and profit/(loss) of associates is:

	2007 Revenue $'000	2007 Profit $'000	2006 Revenue $'000	2006 Profit/(loss) $'000
Continuing operations				
St George Private Hospital Nuclear Medicine Pty Ltd	1,389	88	1,224	78
Campsie Nuclear Medicine Pty Ltd	883	115	927	149
Bondi Nuclear Medicine Pty Ltd	430	58	140	(18)
North Coast Nuclear Medicine (Qld) Pty Ltd	-	-	-	-
Total Health Group Pty Ltd	-	-	-	-
	2,702	261	2,291	209
Discontinued operations				
Indo China Health Care Limited - Trading	-	-	3,548	(417)
Total	**2,702**	**261**	**5,839**	**(208)**

The consolidated entity's share of profits and losses, assets and liabilities of associates is:

	2007 $'000	2006 $'000
Income statement		
Revenues	2,702	5,839
Profit/(loss)	261	(208)
Share of net profit/(loss) as disclosed by associates	221	(84)
Dividends received from associates	(90)	(100)
Share of associates net profit/(loss) equity accounted	131	(184)
Attributable to:		
Continuing operations	131	4
Discontinued operations	-	(188)
Total	**131**	**(184)**
Balance sheet		
Assets	6,402	6,898
Liabilities	(371)	(1,158)
Net assets	6,031	5,740
Share of associates net assets equity accounted	**2,627**	**2,729**

32. Transactions with related parties

Remuneration of key management personnel by the consolidated entity

Please see the remuneration report on pages 21 to 28 of the annual report for details regarding the remuneration policy and structure of specified Directors and executives of the Company.

The following were key management personnel of the consolidated entity at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Directors holding office during and since the end of the financial year:

Non-executive Directors		
P McClintock	Appointed 8 June 2005	
I Blackburne	Appointed 1 September 2004	
J Hall	Appointed 8 June 2005	
C Kay	Appointed 28 September 2001	Retired 1 March 2007
C Bennett	Appointed 1 February 2007	
Executive Director		
R Cooke	Appointed 18 November 2005	

The following persons were the five executives with the greatest authority for the strategic direction and operational management of the consolidated entity during the financial year:

Executives		
J Hickey	Group General Manager – Strategy & Business Development	Appointed 1 November 2006 [a]
M Hooper	Chief Financial Officer	Appointed 1 November 2006 [b]
P Garcia-Webb	General Manager - Pathology	
P Davies	General Manager - Pharmacy Services	
R Barnes	General Manager - Consumer	

(a) Prior to 1 November 2006 Mr Hickey was the Chief Financial Officer.

(b) From his commencement with the Company on 4 September 2006 until 1 November 2006, Mr Hooper was National Business Development Manager

Individual Directors' and executives' compensation disclosures

Information regarding individual Directors' and executives' compensation is provided in the remuneration report of the Directors' report on pages 21 to 28 and on pages 85 to 88 of the financial report.

Apart from the details disclosed in this note, no Director has entered into a material contract with the consolidated entity since the end of the previous financial year and there were no material contracts involving Directors' interests existing at year-end.

32. Transactions with related parties (continued)

Directors' remuneration

Details of the remuneration received by each Non-Executive Director for services performed during 2007 and 2006 are set out below.

		Primary				Post employment	Other compensation	Total remuneration
		Cash [a]	Shares	Demerger due diligence committee fee [b]	Non-monetary benefits	Superannuation benefits	Retirement benefits	
Non-Executive Director		$	$	$	$	$	$	$
2007								
P McClintock	2007	275,000	54,807	-	-	29,700	-	359,507
(Chairman)	2006	217,943	57,000	-	-	25,588	-	300,531
I Blackburne	2007	99,667	15,270	-	-	10,350	-	125,287
	2006	104,940	17,787	-	-	11,045	-	133,772
J Hall	2007	108,333	16,599	-	-	11,250	-	136,182
	2006	106,259	18,741	30,000	-	11,887	-	166,887
C Kay [c]	2007	59,083	14,607	-	-	6,638	-	80,328
	2006	107,870	17,584	20,000	-	10,795	-	156,249
C Bennett [d]	2007	44,000	1,825	-	-	4,125	-	49,950
	2006	-	-	-	-	-	-	-
2006								
P Willcox [e]	2006	156,250	-	-	-	14,062	-	170,312
R Russell [e]	2006	52,083	-	-	-	4,687	-	56,770
J Sime [e]	2006	56,250	-	-	-	5,062	-	61,312
N Scheinkestel [e]	2006	52,083	-	-	-	4,687	-	56,770
Total	**2007**	**586,083**	**103,108**	-	-	**62,063**	-	**751,254**
	2006	853,678	111,112	50,000	-	87,813	-	1,102,603

(a) This includes Board and Committee fees paid during the year (in addition to any residual payments from Non-Executive Directors' Share Plan).

(b) Mr Hall received additional fees in 2006 for chairing, and Ms Kay received additional fees for being a member of, the Demerger Due Diligence Steering Committee. This was not a Board Committee.

(c) Retired from the Board on 1 March 2007.

(d) Appointed to the Board on 1 February 2007

(e) Each of these Directors resigned from the Board on 18 November 2005, but continued as Directors of Mayne Pharma Limited. As part of the demerger arrangements, the Company met their Directors' fees until 30 November 2005. Mr Willcox was Chairman of the Company prior to the demerger.

Disclosures related to equity instruments

Number of shares held – specified Directors and executives:

	Balance 1 July 2006	Received as remuneration[a]	Net change other	Balance 30 June 2007
Specified Directors				
Current Directors				
P McClintock	57,088	16,453	-	73,541
I Blackburne	22,531	4,584	10,000	37,115
J Hall	10,604	4,983	-	15,587
C Bennett	-	474	-	474
Past Directors				
C Kay	22,428	4,385	-	26,813[c]
Current Executive Director				
R Cooke	56,006	-	1,356	57,362
Specified executives				
Current executives				
J Hickey	25,303	-	612	25,915
M Hooper	-	-	-	-
P Garcia-Webb	2,900	-	-	2,900
R Barnes [b]	229	-	-	229
P Davies [b]	229	-	-	229
Total	197,318	30,879	11,968	240,165

Notes to the financial statements

for the financial year ended 30 June 2007

32. Transactions with related parties (continued)

(a) In the case of the Non-Executive Directors, these are shares purchased on-market under the Non-Executive Directors Share Plan referred to in Note 19.

(b) Shares obtained under the 2004 Symbion Employee Share Acquisition Plan which are subject to trading restrictions (refer Note 19 for details of the trading restrictions)

(c) Balance held at retirement date (1 March 2007).

Number of share performance rights held by specified Directors and executives

	Balance 1 July 2006	Granted as remuneration[b]	Net change other	Balance 30 June 2007	Vested at 30 June 2007		
					Vested and exercisable	Vested and not exercisable	Total vested
Specified Director [a]							
Present Director							
R Cooke	786,748	474,473	-	1,261,221	-	-	-
Specified executives							
Present executives							
J Hickey	281,512	113,873	-	395,385	-	-	-
M Hooper	-	177,136	-	177,136	-	-	-
P Garcia-Webb	-	67,217	-	67,217	-	-	-
R Barnes	-	51,401	-	51,401	-	-	-
P Davies	-	55,355	-	55,355	-	-	-
Total - Specified Director & executives	**1,068,260**	**939,455**	**-**	**2,007,715**	**-**	**-**	**-**

(a) No options held by the specified Director during the year.

(b) These figures refer to share performance rights granted to the KMP under the Performance Rights Plan during the 2007 year. The share performance rights will vest after announcement of the 2009 financial year result, subject to performance hurdles. Further details are outlined on page 25 of the remuneration report.

Dividends

Dividends paid by the parent entity during the year on Directors' shareholdings were $0.015 million (2006: $0.141 million) comprised as follows:

Director	Dividend date: 6 October 2006	Dividend date: 30 March 2007	Total $
P McClintock	2,471	3,125	5,596
R Cooke	2,240	2,410	4,650
I Blackburne	1,353	1,577	2,930
J Hall	481	662	1,143
C Kay [a]	947	-	947
C Bennett	-	20	20
Total dividends	**7,492**	**7,794**	**15,286**

(a) Retired as at 1 March 2007. Any dividends paid after this date have not been disclosed

32. Transactions with related parties (continued)

Executive Key Management Personnel ('KMP') Remuneration

				Primary			Post	Equity	Other compensation		
Name	Title	Term of office	Financial year	Fixed salary	Incentive payments and other bonuses[a]	Non-monetary benefits[c]	Super-annuation benefits	Options/ Rights[d],[f]	Termin-ation benefits	Leave payments on termination	Total remun-eration
				$	$	$	$	$	$	$	$
Symbion Health Limited executives											
R Cooke	Managing Director and Chief Executive Officer	Full year	2007	917,200	910,000	2,869	82,800	543,933[d]	-	-	2,456,802
			2006	669,701	637,500	-	60,457	216,531[d]	-	-	1,584,189
J Hickey[e]	Group General Manager - Strategy & Business Development	Full year	2007	440,256	342,000	-	39,744	195,808[d]	-	-	1,017,808
			2006	321,456	229,500	567	29,019	91,809[d]	-	-	672,351
M Hooper[e]	Chief Financial Officer	From 4 Sep 2006	2007	353,194	280,440	-	31,884	66,617[d]	-	-	732,135
			2006	-	-	-	-	-	-	-	-
P Garcia-Webb	General Manager - Pathology	Full year	2007	389,810	123,250	2,707	35,190	26,481[d]	-	-	577,438
			2006	56,494	-	-	5,100	-	-	-	61,594
P Davies[f]	General Manager - Pharmacy Services	Full year	2007	358,177	500,000[a]	-	28,980	21,808[d]	-	-	908,965
			2006	104,680	175,000	8,300	9,450	-	-	-	297,430
R Barnes	General Manager - Consumer	Full year	2007	298,090	152,750	-	26,910	20,250[d]	-	-	498,000
			2006	298,090	325,000[b]	-	26,910	-	-	-	650,000
T Paine[g]	Group General Counsel & Company Secretary	Full year	2006	438,918[h]	220,500[b]	23,938	26,082	-	-	-	709,438
Former executives - Symbion Health Limited											
P Csoban	General Manager - Pathology	2006 only (to 31 Mar 2006)	2006	307,262	54,270	114,937	27,738	-	405,777	118,766	1,028,750
N Rodaway	Group General Manager - Diagnostic Services	2006 only (to 31 Dec 2005)	2006	369,160	146,667	-	70,840	-	1,171,306	284,071	2,042,044
D Cranwell	Group General Manager - Pharmacy Services	2006 only (to 3 Mar 2006)	2006	402,480	156,000	32,980	65,520	-	1,052,993	220,479	1,930,452
Former executives - Mayne Group Limited											
S James	Managing Director & Chief Executive Officer	2006 only (to 18 Nov 2005)	2006	676,236	875,000	137,195	-	123,594	3,106,849	381,948	5,300,822
P Binfield	Chief Financial Officer	2006 only (to 18 Nov 2005)	2006	194,533	166,667	43	13,800	-	-	-	375,043
J Pearce	Group General Manager - Personnel	2006 only (to 18 Nov 2005)	2006	153,183	150,667	3,534	35,150	-	-	-	342,534
Total			**2007**	**2,756,727**	**2,308,440**	**5,576**	**245,508**	**874,897**	**-**	**-**	**6,191,148**
			2006	3,992,193	3,136,771	321,494	370,066	431,934	5,736,925	1,005,264	14,994,647

(a) Comprises incentive payments in accordance with short term incentive programs for the year ended 30 June 2007, based on performance in that year and approved by the Board in August 2007

(b) 2006 disclosures for Mr Barnes and Mr Paine include incentive payments made in accordance with SESTIP and approved by the Board in November 2005

(c) Comprises other remuneration benefits such as the package value of motor vehicle benefits inclusive of FBT

(d) The amount disclosed represents the pro-rata notional value for the year, calculated on the basis that the Performance Rights will vest in the 2008 and 2009 financial years. Further details of the methodology used to calculate this amount is contained in Table 7 on page 25 of the remuneration report. The value determined by this methodology is not related to, nor indicative of, any benefit that the KMP may ultimately realise should the Performance Rights vest.

(e) Mr Hooper commenced as Chief Financial Officer on 1 November 2006 For the period from 4 September 2006 to 31 October 2006, Mr Hooper held the position of National Business Development Manager. Mr Hickey commenced as Group Manager - Strategy and Development on 1 November 2006 Prior to that time he held the position of Chief Financial Officer

(f) Mr Davies was an employee of the Company for the full year in 2006 but became a KMP on 3 March 2006 Remuneration disclosed relates to the period Mr Davies was a KMP.

(g) Mr Paine is not a KMP The table includes 2006 remuneration details for Mr Paine as he was in the top five remunerated employees

(h) The 2006 fixed salary for Mr Paine includes a one-off retention payment of $150,000

Notes to the financial statements

for the financial year ended 30 June 2007

32. Transactions with related parties (continued)

(i) In accordance with the requirements of AASBs, remuneration includes a portion of the notional value of equity compensation granted or outstanding during the year. The notional value of the equity instruments is determined as at the grant date and progressively allocated over the relevant instrument's vesting period. The amount included as remuneration is not related to or indicative of the benefit (if any) that individual executives may ultimately realise should the equity instruments vest. The notional value of equity instruments as at the date of their grant has been determined in accordance with AASB 2 *Related Party Disclosures*, using the Black Scholes methodology. Details of the assumptions underlying the valuation are set out in Note 19 to the financial statements.

(j) As discussed in Note 19, the Company has determined that share performance rights issued under the Performance Rights Plan will vest in full to a number of senior executives if the proposed Healthscope scheme of arrangement is successful. The impact of this issue has not been disclosed in the table above.

(k) Incentive payments made to Mr Davies included a payment of $175,000 against short-term incentive targets under the ESTIP and an additional discretionary bonus of $325,000 granted by the Board in respect of Mr Davies performance during the 2007 year

Loan to former Executive Director

At the Annual General Meeting in November 2000, shareholders ratified the issue, on 23 June 2000, of 750,000 shares to SB James at market price and financed by an interest free loan of $2.198 million. The loan to Mr James must be repaid in full by no later than the expiry date of his service agreement. If the amount outstanding at the relevant date exceeds the value of the shares issued, repayment is only required of an amount equal to the value of the shares on that date. The loan must be reduced by the after-tax amount of any dividends received in respect of the shares and by the after-tax amount of any fees received by Mr James as a result of holding a Directorship (with the Company's consent) of a company outside Symbion Health. Any proceeds of a buy-back or cancellation of the shares by the Company must first also be applied to repayment of the loan. The Company is liable for any fringe benefits tax payable in respect of the issue of shares and the loan.

The shares are subject to a trading restriction until the loan is repaid.

In September 2005, the Board agreed that the interest-free loan advanced to Mr James be maintained on its current terms given the termination of his employment with the Company due to the demerger of Mayne Pharma Limited and that the terms included:

(a) an obligation to repay the loan in September 2007 (or earlier if Mr James so elects);

(b) the amount of the loan is reduced by any dividends received on the shares; and

(c) should Mr James sell all or any of the shares prior to September 2007, the proceeds of the sale must be applied in repayment of the loan.

During the year, $0.033 million (2006: $0.040 million) of the loan to Mr James was repaid. At 30 June 2007, the outstanding balance of the loan to Mr James was $1.902 million (2006: $1.935 million). The highest outstanding amount of the loan during the 2007 financial year was $1.935 million, the balance at the start of the year.

Other transactions

Particulars of related party transactions entered into by the consolidated entity with Directors or their Director-related entities during the year are as follows:

(a) During the year, the parent entity has entered into:

   (i) a deed of access, indemnity and insurance in favour of Dr C Bennett (who became a Director on 1 February 2007) in accordance with the terms of rules 69(a) and (b) of the Company's constitution.

The deed provides that for a period of seven years after ceasing to be a Director:

- Directors have a right of access and use with respect to Board papers, minutes of Board and of Committee meetings and other related documents in connection with proceedings in which the Director may be involved, subject to reasonable limitations where issues of confidentiality or privilege arise; and
- the parent entity has an obligation to arrange Directors' and officers' liability insurance on terms which are reasonable having regard to various factors relating to the parent entity and the insurance market.

(b) Also in accordance with the Company's general policy of entering into transaction-specific indemnities with its Directors, officers and employees, during the year the Company:

   (i) entered into deeds of indemnity in favour of Messrs R Cooke, P McClintock, J Hall, Drs I Blackburne and C Bennett, consistent with the terms of rules 69(a) and (b) of the Company's constitution; and

   (ii) entered into deeds of indemnity in favour of Messrs W Johnston, D Stephen, B Barons, M Briscoe, S Smith, A Singh, J Davison, T Paine, T Roper, M Behne, M Hooper, J Hickey, R Barnes, R Wise, P Davies, D Field, J Craig, G Bowman, S Loftus, Dr P Garcia-Webb, Mesdames C Ingham, J Williams, F French, V Taylor, L Evans, K Lopreiato and E Economakos, consistent with the terms of rules 69(a) and (b) of the Company's constitution.

   These deeds indemnify each Director and employee, to the maximum extent permitted by law, in relation to any liability (including related legal costs in certain circumstances) incurred in connection with the proposed scheme of arrangement with Healthscope Limited.

(c) The parent entity pays premiums in respect of Directors' and Officers' liability insurance. Part of the premium relates to former Directors and Officers of the consolidated entity.

32. Transactions with related parties (continued)

(d) From time to time, Directors and group executives (and their personally related entities) enter into transactions with entities in the economic entity, including the use or provision of services under normal customer, supplier or employee relationships. These transactions:

(i) occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing with the Director or their personally-related entity at arm's length in the same circumstances;

(ii) do not have the potential to adversely affect decisions about the allocation of scarce resources made by users of the financial report, or the discharge of accountability by the Director or executive; and

(iii) are trivial or domestic in nature.

Transactions within the wholly-owned group

Dividends and interest received by the parent entity from controlled entities are disclosed in Note 4.

Borrowing costs paid by the parent entity to controlled entities are disclosed in Note 5.

Details of investments in controlled entities are disclosed in Note 13.

Amounts due to and receivable from controlled entities within the wholly-owned group are disclosed in Notes 10 and 17. These balances comprise:

	2007 $'000	2006 $'000
Receivables	1,195	1,304
Loans at call	14,727,957	11,529,456
Accrued interest	-	2
Amounts owing by controlled entities	14,729,152	11,530,762
Weighted average interest rates	7.50%	4.38%
Payables	44	500
Loans at call	13,807,595	10,692,110
Accrued interest	9,709	9,312
Amounts owing to controlled entities	13,817,348	10,701,922
Weighted average interest rates	5.79%	5.33%

Interest is charged only on loans at call owing to overseas operating controlled entities.

Interest rates charged are based on the consolidated entity's planned investment and borrowing rates set at the commencement of each financial year.

Loans between entities in the wholly-owned group are repayable at call.

Associated Entities

Dividends paid by associated entities are disclosed in Note 31.

Campsie Nuclear Medicine Pty Ltd

An entity within the consolidated entity charged rent and outgoings and provided accounting services for Campsie Nuclear Medicine Pty Ltd. During the 2007 financial year, these charges totalled $0.102 million (2006: $0.104 million) of which $0.009 million (2006: $0.017 million) was outstanding at period end.

St George Private Hospital Nuclear Medicine Pty Ltd

An entity within the consolidated entity charged salary and wage expenses and provided accounting services for St George Private Hospital Nuclear Medicine Pty Ltd. During the 2007 financial year, these charges totalled $0.359 million (2006: $0.338 million) of which $0.029 million (2006: $0.169 million) was outstanding at period end.

Bondi Nuclear Medicine Pty Ltd

An entity within the consolidated entity charged rent and outgoings and salary and wage expenses, and provided accounting services for Bondi Nuclear Medicine Pty Ltd. During the 2007 financial year, these charges totalled $0.068 million (2006: $0.077million) of which $0.009 million (2006: $0.027 million) was outstanding at period end.

33. Superannuation commitments

During 2007 the consolidated entity was not required to contribute to any defined benefit plans.

Obligations of the consolidated entity in relation to defined benefit plans that existed as at 30 June 2005 were either transferred to Mayne Pharma Limited as part of the demerger of the Pharmaceuticals business in November 2005, or removed due to the closure of the Mayne Group Superannuation Fund on 1 July 2006.

Contributions were made to a number of accumulation funds in accordance with various awards. Contributions were $36.90 million (2006: $39.21 million).

34. Discontinued operations

Balances relating to the discontinued pharmaceuticals, logistics, hospitals and consumer businesses announced in prior periods are included in discontinued operations.

Financial position

		Consolidated		Parent entity	
		2007	2006	2007	2006
	Notes	$'000	$'000	$'000	$'000
Total assets		10,567	9,137	-	-
Total liabilities		(2,871)	(4,045)	-	-
Net assets		**7,696**	**5,092**	**-**	**-**

Income statement

	Notes	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Revenue	(a)	207	288,887	-	-
Employee expense		(140)	(62,689)	-	-
Subcontractor expense		-	(132)	-	-
Purchases of materials and trading stocks	(b)	-	(141,096)	-	-
Change in inventories	(b)	-	(899)	-	-
Depreciation and amortisation	(b)	-	(18,944)	-	-
Marketing costs		-	(7,420)	-	-
Fleet operation and distribution costs		-	(3,272)	-	-
Occupancy costs		-	(2,582)	-	-
Financial expenses	(b)	-	(9,818)	-	-
Other expenses	(b)	(986)	(119,031)	6,579	(111,702)
Share of net losses of associates accounted for using the equity method		-	(188)	-	-
(Loss)/profit before income tax expense		**(919)**	**(77,184)**	**6,579**	**(111,702)**
Income tax benefit/(expense)	(c)	14,271	(13,424)	14,272	(5,892)
Profit/(loss) from discontinued operations		**13,352**	**(90,608)**	**20,851**	**(117,594)**

34. Discontinued operations (continued)

Statement of cash flows

	Consolidated		Parent entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Cash flows from operating activities				
Cash receipts from customers	(72)	389,290	-	-
Cash payments to suppliers and employees	(161)	(304,396)	-	(603)
Cash generated from operations	(233)	84,894	-	(603)
Dividends paid to continuing entities	-	(41,102)	-	-
Financial income received	206	3,607	-	3,333
Financial expenses paid	(6,468)	(16,405)	(6,468)	(13,634)
Income tax paid	(687)	(13,070)	-	-
Net cash from operating activities from discontinued operations	**(7,182)**	**17,924**	**(6,468)**	**(10,904)**
Cash flows from investing activities				
Payments for acquisition of entities net of cash acquired	-	(19,557)	-	-
Payments for property, plant and equipment	-	(33,832)	-	-
Payments for operating rights and licences	-	(10,490)	-	-
Payments for other investments	-	(2,261)	-	-
Payments for product development costs	-	(11,409)	-	-
Payments made on disposal of entities	(7,176)	(21,556)	(7,043)	(21,556)
Payments for costs of demerger	-	(62,807)	-	(62,807)
Proceeds from sale of property, plant and equipment	-	13	-	
Proceeds on disposal of entities/business operations	-	14,913	-	14,933
Payments for deposits with other entities	(33)	-	-	-
Loans from related parties	-	-	-	603
Net cash from investing activities from discontinued operations	**(7,209)**	**(146,986)**	**(7,043)**	**(68,827)**
Cash flows from financing activities				
Proceeds from borrowings	-	2,116	-	-
Repayments of borrowings	-	(3,194)	-	-
Net cash from financing activities from discontinued operations	-	**(1,078)**	-	-
Net cash flows from discontinued operations	**(14,391)**	**(130,140)**	**(13,511)**	**(79,731)**

Notes to the financial statements for discontinued operations

(a) Revenue

Revenue from sale of goods	-	281,720	-	-
External sales revenue	-	281,720	-	-
Interest revenue:				
Bank deposits	207	3,706	-	-
Total interest revenue	207	3,706	-	-
Other income	-	3,461	-	-
Revenue from discontinued operations	**207**	**288,887**	-	-

Notes to the financial statements

for the financial year ended 30 June 2007

34. Discontinued operations (continued)

(b) (Loss)/profit before income tax expense for discontinued operations includes the following specific expenses:

	Consolidated		Parent entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Cost of goods sold for discontinued operations	-	(141,995)	-	-
Depreciation and amortisation				
Depreciation of:				
Freehold buildings	-	(856)	-	-
Leasehold improvements	-	(56)	-	-
Plant and equipment	-	(7,032)	-	-
Leased plant and equipment	-	(85)	-	-
Total depreciation for discontinued operations	-	(8,029)	-	-
Amortisation of:				
Computer software	-	(737)	-	-
Licences and product development	-	(10,178)	-	-
Total amortisation for discontinued operations	-	(10,915)	-	-
Total depreciation and amortisation for discontinued operations	-	(18,944)	-	-
Financial expenses				
Interest paid to other entities	-	(9,992)	-	-
Less borrowing costs capitalised	-	174	-	-
Total financial expenses for discontinued operations	-	(9,818)	-	-
Other expenses				
Research and development	-	(8,662)	-	-
Other expenses	(986)	10,014	6,579	-
Significant items:				
Loss on demerger of pharmaceuticals business	-	(63,851)	-	(63,831)
Transaction costs of demerger of pharmaceuticals business	-	(62,614)	-	(58,808)
Revision of estimates for provisions for onerous contracts and legal claims	-	6,082	-	10,937
Total other expenses for discontinued operations	(986)	(119,031)	6,579	(111,702)

34. Discontinued operations (continued)

(c) Income tax

(i) The prima facie tax (benefit)/expense on operating (loss)/profit from discontinued operations differs from the income tax provided in the financial statements and is reconciled as follows:

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Prima facie tax (benefit)/expense on (loss)/profit calculated at 30% (June 2006 - 30%)	(276)	(23,155)	1,974	(33,510)
From which is deducted the tax effect of:				
Over provision in prior year for discontinued businesses	(3,976)	(2,041)	(3,976)	-
Prior year over provision - disposal of logistics businesses	(11,033)	-	(11,033)	-
Prior year over provision - disposal of other businesses	(1,236)	-	(1,236)	-
Research and development	-	(899)	-	-
Other variations	-	1,463	(1)	-
Individually significant items:				
- Prior year (over)/under provision - disposal of logistics businesses	-	(3,296)	-	2,664
- Non-assessable income - revision of estimates for onerous contracts and legal claims	-	-	-	(3,259)
- Other variations	-	1,258	-	-
	(16,521)	(26,670)	(14,272)	(34,105)
To which is added the tax effect of:				
Non-deductible expenditure	2,250	564	-	-
Overseas income tax rate differences	-	152	-	-
Share of net losses of associated entities	-	56	-	-
Individually significant items:				
- Prior year under provision - disposal of hospitals businesses	-	13,464	-	13,464
- Non-deductible expenditure - demerger of pharmaceuticals business	-	25,858	-	26,533
Income tax (benefit)/expense attributable to (loss)/profit from discontinued operations	(14,271)	13,424	(14,272)	5,892

(ii) Individually significant items included in income tax benefit/(expense) for discontinued operations:

Disposal of logistics businesses	-	(3,296)	-	2,664
Disposal of hospitals businesses	-	13,464	-	13,464
Demerger of pharmaceuticals business	-	(12,082)	-	(10,259)
Revision of estimates for onerous contracts and legal claims	-	2,356	-	23

35. Events subsequent to reporting date

Dividends

Dividends	Amount per ordinary share	Franked amount per share	Amount per share of foreign source dividend	Record date for determining entitlements to the dividend	Dividend payment date
Final ordinary	5.0c	5.0c	nil	24 September 2007	28 September 2007

The financial effect of these dividends has not been brought to account in the financial statements for the year ended 30 June 2007 and will be recognised in subsequent financial reports.

Directors' declaration

In the opinion of the Directors of Symbion Health Limited ('the Company'):

(a) the financial statements and notes and the remuneration disclosures that are contained in sections 1 to 1.1 and 1.3 to 2.4 of the remuneration report in the Directors' report, set out on pages 21 to 28, are in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the Company's and the consolidated entity's financial position as at 30 June 2007 and of their performance for the financial year ended on that date; and

  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001;

(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 1;

(c) the remuneration disclosures that are contained in sections 1 to 1.1 and 1.3 to 2.4 of the remuneration report in the Directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures*; and

(d) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

There are reasonable grounds to believe that the Company and the controlled entities identified in Note 30 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and those controlled entities pursuant to ASIC Class Order 98/1418.

The Directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the Managing Director and Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2007.

Signed in accordance with a resolution of the Directors:



P McClintock
Chairman



R Cooke
Managing Director & CEO

Melbourne
24 August 2007

Independent auditor's report to the members of Symbion Health Limited

Report on the financial report and AASB 124 remuneration disclosures contained in the Directors' report

We have audited the accompanying financial report of Symbion Health Limited ('the Company'), which comprises the balance sheets as at 30 June 2007, and the income statements, statements of recognised income and expense and cash flow statements for the year ended on that date, a description of significant accounting policies and other explanatory notes 1 to 35 and the directors' declaration set out on page 94 of the Group comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

As permitted by the Corporations Regulations 2001, the Company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), required by Australian Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "remuneration report" in sections 1 to 1.1 and 1.3 to 2.4 of the Directors' report and not in the financial report. We have audited these remuneration disclosures.

Directors' responsibility for the financial report and the AASB 124 remuneration disclosures contained in the Directors' report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

The directors of the Company are also responsible for the remuneration disclosures contained in the Directors' report.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is also to express an opinion on the remuneration disclosures contained in the Directors' report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the Directors' report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the Directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the Directors' report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the Directors' report.

We performed the procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001 and Australian Accounting Standards (including the Australian Accounting Interpretations), a view which is consistent with our understanding of the Company's and the Group's financial position and of their performance and whether the remuneration disclosures are in accordance with Australian Accounting Standard AASB 124.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditor's opinion on the financial report

In our opinion:

(a) the financial report of Symbion Health Limited is in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the Company's and the Group's financial position as at 30 June 2007 and of their performance for the year ended on that date, and

  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Auditor's opinion on AASB 124 remuneration disclosures contained in the Directors' report

In our opinion, the remuneration disclosures that are contained in sections 1 to 1.1 and 1.3 to 2.4 of the remuneration report in the Directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures*.





KPMG

Maurice Bisetto
Partner

Melbourne
24 August 2007

Major shareholders

The information in this section is correct as at 23 August 2007.

The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following companies have notified the Company that they have a relevant interest in more than 5% of any class of the Company's voting securities. The current issued capital of Symbion Health Limited as at 23 August 2007 is 647,069,929.

Shareholder	Latest Reported Shareholding	% of Issued Capital
Primary Health Care Limited	129,413,984	20.00%
Schroder Investment Management Australia Limited	56,268,174	8.70%
Oz Management LLC	44,000,269	6.80%
National Australia Bank Limited	40,081,975	6.19%

Distribution of shares

Holdings	Number of holders of fully paid ordinary shares	Number of shares
1-1,000*	33,138	11,667,858
1,001-5,000	21,591	50,099,808
5,001- 10,000	3,598	25,679,185
10,001-100,000	2,025	42,324,206
100,001 and over	112	517,298,872
Total	60,464	647,069,929
* including less than a marketable parcel	4,021	150,164

Twenty Largest Shareholders*

	Number of Shares	Percent of Shares on issue
National Australia Trustees Limited	121,644,993	18.80%
National Nominees Limited	88,782,998	13.72%
HSBC Custody Nominees (Australia) Limited	74,448,976	11.51%
J P Morgan Nominees Australia Limited	51,720,821	7.99%
HSBC Custody Nominees (Australia) Limited – GSI ECSA	30,417,952	4.70%
Citicorp Nominees Pty Limited	27,422,354	4.24%
ANZ Nominees Limited (Cash Income A/C)	15,320,134	2.37%
HSBC Custody Nominees (Australia) Limited – A/C 2	8,908,575	1.38%
AMP Life Limited	7,331,321	1.13%
Cogent Nominees Pty Limited	6,911,482	1.07%
Queensland Investment Corporation	6,341,214	0.98%
UBS Nominees Pty Ltd	5,112,744	0.79%
Fleet Nominees Pty Ltd	4,747,138	0.73%
Idameneo (No 123) Pty Limited	4,688,000	0.72%
HSBC Custody Nominees (Australia) Limited – GSCO ECA	3,754,147	0.58%
UBS Nominees Pty Limited (116C A/C)	3,690,000	0.57%
Citicorp Nominees Pty Limited (CFSIL CWLTH AUST SHS 1 A/C)	3,500,000	0.54%
Argo Investments Limited	3,471,070	0.54%
Pan Australian Nominees Pty Limited	3,197,326	0.49%
Cogent Nominees Pty Ltd (SL Non Cash Collateral A/C)	2,566,000	0.40%

* This table identifies the registered shareholders who may not beneficially own the shares.

Voting Rights

On a show of hands, every person present in the capacity of a member or the representative of a member which is a body corporate, or the proxy or an attorney of a member, or in more than one of those capacities has one vote. On a poll, every member who is present in person or by proxy or attorney or, in the case of a member which is a body corporate, by representative, has one vote in respect of every fully paid share held by such member. No shareholder has any different voting rights than are enjoyed by all shareholders.

Shareholder Information

IMPORTANT DATES

Scheme Meeting
11 September 2007

Final dividend to be paid
28 September 2007

COMPANY INFORMATION

Symbion Health Limited
ABN 56 004 073 410

PO Box 167 IN GPO Melbourne
Victoria 3001 Australia

Registered Office
Level 7, 5 Queens Road, Melbourne
Victoria 3004 Australia

Telephone 61 3 9918 2000
Facsimile 61 3 9867 1179

www.symbionhealth.com

Stock Exchange Listing

Australian Stock Exchange Limited
Stock Code 'SYB'

Share Registry

Link Market Services Limited
Locked bag A14 Sydney South
New South Wales 1235 Australia

Level 12, 680 George Street, Sydney
New South Wales 2000 Australia

Telephone 1300 727 265 or 61 2 8280 7758
Facsimile 61 2 9287 0303
61 2 9287 0309 (proxies only)

Email registrars@linkmarketservices.com.au
Website www.linkmarketservices.com.au

American Depositary Receipts

BNY Mellon Shareowner Services
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 1028-1258

Toll free for US residents, 1-888-BNY-ADRs
Non-US residents: +1-212-815-3700

Email shareowners@bankofny.com

Website www.adrbny.com

Managing Director and Chief Executive Officer

Mr Robert Cooke

Chief Financial Officer

Mr Mark Hooper

Company Secretary

Mr Tim Paine

Independent Auditors

KPMG

* Symbion, Symbion logo, Life Matters, Terry White Chemists, Chemmart, Nature's Own, Cenovis, Bio-Organics, QML, QDI logo and Pharmacy Choice are trade marks of Symbion Health Limited and its related subsidiaries.

* Betadine* is a registered trade mark of Mundipharma AG used under licence.


symbion
Health

www.symbionhealth.com

Annex D

1


Healthscope

Acquisition of Symbion Health Diagnostics
Investor Presentation

9th October 2007

Mr Bruce Dixon
Managing Director

Mr Joe Czyzewski
Chief Financial Officer

Important Notice

The forward looking statements included in these materials involve subjective judgment and analysis and are subject to significant uncertainties, risks and contingencies, many of which are outside the control of, and are unknown to Healthscope and Symbion Health. In particular, they speak only as of the date of these materials, they assume the success of Healthscope's business strategies, and they are subject to significant regulatory, business, competitive and economic uncertainties and risks.

No representation, warranty or assurance (express or implied) is given or made in relation to any forward looking statement by any person (including Healthscope and Symbion Health). In particular, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward looking statement will be achieved. Actual future events may vary materially from the forward looking statements and the assumptions on which the forward looking statements are based. Given these uncertainties, readers are cautioned not to place undue reliance on such forward looking statements.

The information in these materials is provided for informational purposes only and does not take into account the investment objectives, financial situation and needs of any particular investor. Healthscope, Symbion Health, their related bodies corporate and affiliates and their respective directors, partners, employees, agents and advisers disclaim any liability for any direct, indirect or consequential loss or damages suffered by any person as a result of relying on any statement in, or omission from, these materials.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, Healthscope and Symbion Health disclaim any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in these materials to reflect any change in expectations in relation to any forward looking statements or any change in events, conditions or circumstances on which any such statements is based. Nothing in these materials shall under any circumstances create an implication that there has been no change in the affairs of Healthscope or Symbion Health since the date of these materials.

Introduction

Healthscope, Symbion Health and IAC have agreed on a "Revised Proposal," which provides an outcome similar to that envisioned by the original Scheme of Arrangement

- The Revised Proposal possesses all the merits for Healthscope shareholders of the Original Proposal and the strategic rationale remains compelling. The Revised Proposal comprises the Diagnostics Proposal and the C&P Proposal
  - Under the Diagnostics Proposal, Healthscope acquires Symbion Health's pathology, diagnostic imaging and medical centres businesses (the "Diagnostics Business") – the same businesses it would have acquired under the Original Proposal
  - Amount of previously identified run rate cost synergies remains unchanged ($77m net of ACCC disposals)
  - Healthscope pro-forma ownership of the merged group remains unchanged at 44% - 47%[1]
  - Value leakage associated with the Revised Proposal is compensated for by an agreed reduction to the offer value of ~9 cents per Symbion Health share
- The Diagnostics Proposal has been unanimously recommended by Healthscope Directors
- From a Symbion Health shareholder perspective, the Revised Proposal substantially reflects the commercial terms of the Original Proposal
  - Virtually all (99.2%) votes cast were in favour of the Original Proposal, other than those of Primary Health Care
  - Delivers implied value of between $4.23 and $4.43 per Symbion Health share[1]. Implied value of the Revised Proposal is only ~9 cents per share less than that of the Original Proposal (excluding the $0.05 per share 2007 final dividend paid by Symbion Health on 28 September 2007)

[1] Assumes a Healthscope VWAP of between $5.30 and $6.51 and does not take into account that Healthscope shares issued to ineligible overseas shareholders will not be issued to them and will be sold

Healthscope

Revised Proposal Overview

① Healthscope acquires Diagnostics Business for Scrip (the "Diagnostics Proposal")



#2 Healthscope issues Healthscope shares to Symbion Health
Requires Healthscope ordinary resolutions (50%)
#3 Symbion Health distributes Healthscope shares to Symbion shareholders
Requires Symbion Health ordinary resolution (50%)
Healthscope
symbion Health
Symbion Health Shareholders
#1 Healthscope Acquires Symbion Health Diagnostics for Healthscope Scrip and assumes debt
Requires Symbion Health ordinary resolution (50%)
Diagnostics Businesses
C&P Businesses

② IAC acquires Symbion Health via Scheme of Arrangement for Cash (the "C&P Proposal")



Symbion Health Shareholders
$1.77 cash per Symbion Health Share from IAC
IAC
53%-56%¹
Healthscope
symbion Health
Scheme of arrangement for IAC to acquire Symbion Health / C&P Businesses for cash
Requires 75% by value and 50% by headcount
Diagnostics Businesses
C&P Businesses

The Revised Proposal is subject to receiving rulings from the Australian Taxation Office confirming that capital gains tax rollover relief would be available on the sale of the Diagnostics Business and that demerger relief would be available on the distribution of Healthscope shares to Symbion Health shareholders

[1] Assumes a Healthscope VWAP of between $5.30 and $6.51 and does not take into account that Healthscope shares that would otherwise be issued to ineligible overseas shareholders will instead be sold

Healthscope

Healthscope's Acquisition of Diagnostics Business (the "Diagnostics Proposal")

- Revised Proposal values Diagnostics Business between $2,516m and $2,646m[1, 2]
  - *Value includes the issuance of Healthscope scrip to Symbion Health*, which Symbion Health will then distribute to Symbion Health shareholders, and the assumption of debt
  - Scrip component translates to the issue of between 266m and 302m[2] new Healthscope shares, resulting in a pro-forma Healthscope ownership of between 44% - 47%[2,3] (same as Original Proposal)
- Enterprise value represents a 2007 EV/EBITDA multiple of 15.6x to 16.4x excluding synergies and 10.6x to 11.1x including synergies[2]
- The Healthscope VWAP under the Diagnostics Proposal will be re-set and based on the 10 trading days prior to the Symbion Health shareholder meeting, using the same principles and ratios that applied under the Original Proposal
- Key commercial difference is the delay in expected transaction completion. Due to the delay, Healthscope Directors now expect the transaction to be EPS accretive in FY2010
- Diagnostics Proposal delivers a similar outcome to the Original Proposal. Strategic rationale for the transaction remains compelling for Healthscope shareholders

[1] Based on average Symbion net debt as at 30 June 2007
[2] Assumes a Healthscope VWAP of between $5.30 and $6.51
[3] Percentages do not take into account that new Healthscope shares which would otherwise be issued to ineligible overseas shareholders will not be issued to them and will be sold

Healthscope

What does the Revised Structure Mean For Healthscope Shareholders?

- The Diagnostics Proposal is not conditional on implementation of the C&P Proposal
- Modest value leakage associated with the Revised Proposal (due to additional costs and charges) is compensated for by an agreed reduction to the offer value (~9 cents per share)
- Diagnostics Proposal requires Healthscope shareholders to approve ordinary resolutions relating to the issue of Healthscope shares to Symbion Health (50% approval required)
  - Healthscope Directors will seek an independent expert's report to opine on whether the acquisition of the Diagnostics Business is fair and reasonable
- Revised Proposal is conditional on Symbion Health obtaining ATO rulings to confirm scrip for scrip rollover relief and demerger relief
- Healthscope will continue to be led by the existing Healthscope Board of Directors and continue to be managed by the existing Healthscope senior management team and will be supported by strong, experienced divisional management teams from both companies

How Will the C&P Proposal Affect Healthscope?

The Diagnostics Proposal is not conditional on implementation of the C&P Proposal

- ▷ Healthscope will enter into shared service arrangements with the remainder of Symbion Health regardless of whether the C&P Proposal is implemented
- ▷ If the C&P Proposal is implemented, Healthscope will acquire the corporate shell of Symbion Health for nominal value and enter into shared service agreements with IAC (replicating the outcome under the Original Proposal)
- ▷ If the C&P Proposal does not proceed, Symbion Health will remain listed on the ASX
  - — Healthscope will enter into contractual arrangements with Symbion Health to replicate the contractual position that would have occurred had the C&P Proposal been successful



Scenario 1: C&P Proposal Completes
IAC
Shared services arrangements
Healthscope
100%
C&P Businesses
symbion
Symbion Health transferred to Healthscope for nominal consideration
Diagnostics and Existing Operations
Scenario 2: C&P Proposal Fails
Shared services arrangements
symbion
Healthscope
Contractual replication of terms as if the C&P Proposal had completed
C&P Businesses
Diagnostics and Existing Operations

Healthscope

Strategic Rationale Under Revised Proposal Remains Unchanged

- Healthscope is acquiring the same businesses as under the Original Proposal
- Modest value leakage of ~9 cents per share (due to additional costs and charges associated with the Revised Proposal) is compensated by an agreed reduction in the offer value
- Underlying rationale for the Original Proposal remains unchanged
  - Creation of a leading Australian healthcare services company with the market leading position in pathology and leading positions in private hospitals, diagnostic imaging and medical centres
  - Combination of complementary businesses resulting in an integrated hospitals and diagnostics provider with powerful brands in each state
  - Strong, experienced diagnostics management teams from both Healthscope and Symbion Health
  - Run rate cost synergies (net of ~$2m synergy loss from ACCC disposals) of $77m per annum
  - Revenue synergies potentially achievable over the longer term
- ACCC position is clear. Required divestments are known, quantified and will have an acceptable impact on transaction synergies and Healthscope going forward

ACCC Position Known and Quantified

ACCC announced its approval of the Original Proposal 15 August

- ▷ Healthscope undertaking to divest certain pathology assets in regional Victoria and NSW
  - — Gippsland, Victoria
  - — Benalla, Victoria
  - — Wangaratta, Victoria
  - — Albury, NSW
- ▷ Represents ~$34m in annual revenue and reduces identified cost synergies by ~$2m
- ▷ Healthscope may only sell to an Approved Purchaser (as determined by ACCC)

Cost Synergy Review and Status

- Healthscope has undertaken a detailed review of achievable transaction synergies
  - Detailed evaluation and confirmation of identified cost synergies in consultation with Symbion Health and with assistance of external advisors
  - Estimation of potential revenue synergies in consultation with Symbion Health and with assistance of external advisors
- Run rate cost synergies expected to be $77m (net of $2m synergy loss due to ACCC undertaking)
- Synergy capture and implementation plans have solidified during the formulation of the Revised Proposal
- Healthscope is well advanced in its synergy planning
- Project Management Office (PMO) established:
  - Finalise detailed integration strategy & planning
  - Coordinate integration work streams (Operations, Revenue, Corporate & IT)
  - Provide communications support
  - Monitoring and reporting

Identified Revenue Synergies

"Same Business" Synergies

- Increased volume through optimised deployment of combined Authorised Collection Centre ("ACC") networks
- Increased volume through niche molecular services due to increased distribution platform
- Increased share of pathology outpatient referrals and increased volumes through Healthscope ACCs

Integration Synergies

- Healthscope hospitals contract with Symbion Diagnostic Imaging facilities where possible. Targeted sites already identified
- Increased doctor capacity in Healthscope skin clinics through integration with Symbion Medical Centres

Classification of Revenue Synergies

Low Risk

- ACC redeployment
- Integration of Symbion Diagnostic Imaging facilities into existing Healthscope hospitals (selected sites)

Medium Risk

- Niche molecular synergies
- Increase in outpatient referrals
- Integration of Healthscope skin clinics with Symbion Health medical centres

Higher Risk

- Increase in ACC throughput

Healthscope's Proven Performance in the Pathology Sector

2007 financial results demonstrate Healthscope's ability to successfully integrate diagnostics assets and support the case for vertical integration

- Pathology episode growth of 9.2% - above rate of total industry growth
- Australian pathology revenue growth of 14%
  - Driven by increased proportion of hospital & specialist work
- Pathology and hospital margin expansion
  - Integration strategy proving to be successful

($m Before NRIs)	FY06	FY07	Change (%)
Hospital EBITDA[1]	106.1	141.9	33.7%
Pathology EBITDA	33.6	43.1	28.3%
Corporate	(6.8)	(7.4)	8.8%
Total	**132.9**	**177.6**	**33.6%**
Hospital Margin[1]	14.1%	14.8%	5.0%
Pathology Margin	14.4%	16.3%	13.2%
Group Margin (net of corporate)[1]	**13.5%**	**14.5%**	**7.4%**

[1] Excludes Prosthetics


Healthscope

Potential Exists to Pursue the Original Scheme of Arrangement

- Symbion Health, Healthscope and IAC believe the Revised Proposal is a compelling proposition for their respective shareholders and investors. However, all parties agree that the Original Proposal continues to provide an outcome for all parties that is superior to the Revised Proposal
- The parties have agreed to allow Primary until 12 noon (Melbourne time) on the fifth day after shareholder documentation for the Revised Proposal is released on the ASX to make a legally binding commitment to support the Original Proposal
- If Primary makes this commitment within the specified time period, Healthscope, Symbion Health and the IAC Consortium will seek to implement the Original Proposal instead of the Revised Proposal

Key Terms and Conditions of the Revised Proposal

Conditions Precedent to the Diagnostics Proposal

- Respective independent expert reports confirming the Diagnostics Proposal is in the best interests of Symbion Health shareholders and Healthscope shareholders
- Healthscope shareholder and Symbion Health shareholder approval of respective ordinary resolutions (50% threshold)
- All necessary regulatory approvals
- ATO rulings for Symbion Health confirming scrip for scrip rollover relief and demerger relief
- No Symbion Health or Healthscope "Prescribed Occurrences" or "Material Adverse Change"
- The S&P/ASX 200 does not fall by more than 15%

Superior Proposals

- Symbion Health can consider (but not solicit) Revised Proposals for the Diagnostics business, the C&P business (conditional on a sale of Diagnostics Business) and/or the whole of Symbion Health
- In the event a superior proposal is received, Healthscope and IAC will have matching rights

Break fees

- $19.6m reciprocal break fees between Healthscope and Symbion Health for change of recommendation or receipt and recommendation of a Superior Proposal

Healthscope

Indicative Revised Proposal Timetable

Dispatch of Explanatory Memorandum to Healthscope shareholders	**31 October**
Dispatch of Explanatory Memorandum to Symbion Health shareholders	**31 October**
Deadline for Primary to declare its position on the Original Proposal	**5 November**
Healthscope general meeting	**30 November**
Symbion Health general meeting	**30 November**
Completion of Diagnostics Transaction	**11 December**

Note: Indicative and subject to change

Appendix

Equity Pricing Principles

Equity Pricing Principles

- Equity pricing principals are identical between the Original Proposal and Revised Proposal
- "Double collar" pricing mechanism:
  - Sets a floor on the implied offer price for Symbion Health shareholders
  - Allows Healthscope to enhance its EPS accretion once the implied offer price exceeds $4.51[1] under the Original Proposal or $4.42 under the Revised Proposal
- Final implied value of the offer will be determined by the "Healthscope VWAP" which will be re-set and based on the 10 trading days prior to the Symbion Health Shareholder meeting

Healthscope VWAP	5.30	5.40	5.50	5.60	5.70	5.80	5.90	6.00	6.06	6.20	6.30	6.40	6.51	6.60
Exchange ratio	0.4642x	0.4556x	0.4473x	0.4393x	0.4393x	0.4393x	0.4393x	0.4393x	0.4389x	0.4290x	0.4222x	0.4156x	0.4089x	0.4089x
Pro-forma HSP ownership	44.1%	44.6%	45.0%	45.5%	45.5%	45.5%	45.5%	45.5%	45.5%	46.1%	46.5%	46.8%	47.3%	47.3%
Original Offer implied value[1]	$4.31	$4.31	$4.31	$4.31	$4.36	$4.40	$4.45	$4.49	$4.51	$4.51	$4.51	$4.51	$4.51	$4.55
Revised Proposal implied value	$4.23	$4.23	$4.23	$4.23	$4.27	$4.31	$4.36	$4.40	$4.43	$4.43	$4.43	$4.43	$4.43	$4.47

[1] Excludes Symbion Health FY2007 final dividend which has now been paid

Healthscope

Annex D

2



Healthscope

Healthscope Limited
ABN 85 006 405 152
Level 1
407 Royal Parade
PO Box 834
Parkville Vic 3052
Tel: +61 3 9356 7500
Fax: +61 3 9356 7599

08 October 2007

Healthscope, Symbion Health and the IAC Consortium Agree Revised Proposal

Overview

- Healthscope Limited ("Healthscope"), Symbion Health Ltd ("Symbion Health") and a consortium comprising Ironbridge Capital and Archer Capital (the "IAC Consortium") have agreed on a revised proposal (the "Revised Proposal") that, if implemented, will deliver an outcome for all parties that will be similar to that envisioned by the Scheme of Arrangement put to Symbion Health Shareholders on 11 September (the "Original Proposal"). The Original Proposal received resounding support from virtually all (99.2%) of the votes cast other than those of Primary Health Care Limited ("Primary")
- The Revised Proposal will result in a similar outcome to the Original Proposal for Healthscope Shareholders. Under the Revised Proposal, Healthscope would acquire the pathology, diagnostic imaging and medical centres businesses (the "Diagnostics Business") of Symbion Health (the "Diagnostics Proposal"), and the IAC Consortium would acquire Symbion via a Scheme of Arrangement (the "C&P Proposal"). At the time of the Scheme, Symbion Health would only own the pharmacy services and consumer businesses (the "Consumer and Pharmacy Businesses")
- Under the Revised Proposal, Symbion Health shareholders will realise total value for the Diagnostics Business of between approximately $2,516 million and $2,646 million[1,4] delivered through the issuance of Healthscope scrip and assumption of debt by Healthscope
- The basis of the previously identified cost synergies remains unchanged under the Revised Proposal, albeit the annual run rate cost synergies of $79 million previously announced have been reduced by ~$2 million as a result of the undertakings agreed with the ACCC. Due to the delay in expected transaction completion compared to the Original Proposal, Healthscope Directors now expect the transaction to be earnings per share accretive during the 2010 financial year
- The Revised Proposal suffers from a modest amount of value leakage as a result of increased transaction costs and charges related to the Revised Proposal. To compensate for this leakage, Symbion Health, Healthscope and the IAC Consortium have agreed to a reduction to the offer value of approximately 9 cents per Symbion Health share
- The offer price to Symbion Health shareholders has an implied value of between $4.23 and $4.43 (excluding the $0.05 per share Symbion Health 2007 final dividend paid by Symbion Health on 28 September 2007)[1]
- Under the Revised Proposal, Healthscope Shareholders will own approximately 44 – 47% of Healthscope – the same percentage as under the Original Proposal[2]

- Healthscope will continue to be led by the existing Healthscope Board of Directors. As under the Original Proposal, current Symbion Health Board member Jim Hall has been invited to join the Board of Healthscope should the Revised Proposal proceed. Healthscope will continue to be managed by the existing Healthscope senior management team supported by strong, experienced divisional management teams from both companies
- The Revised Proposal is subject to approval by both Healthscope and Symbion Health shareholders. The Diagnostics Proposal will require approval by ordinary resolution of Healthscope shareholders and Symbion Health shareholders (50% threshold), and is not conditional on the C&P Proposal
- The Revised Proposal is subject to receiving rulings from the Australian Taxation Office confirming that capital gains tax rollover relief would be available on the sale of the Diagnostics Business and that demerger relief would be available on the distribution of Healthscope shares to Symbion Health shareholders
- Healthscope Directors unanimously recommend the Diagnostics Proposal subject to receipt of an Independent Expert's report confirming the Diagnostics Proposal is fair and reasonable
- Symbion Health Directors unanimously recommend the Revised Proposal in the absence of a superior proposal and subject to receipt of an Independent Expert's report confirming that the Diagnostics Proposal is fair and reasonable and that the C&P Proposal is in the best interests of Symbion Health shareholders

"Symbion Health shareholders other than Primary made it absolutely clear that the Scheme with Healthscope was attractive to them. Symbion Health and Healthscope have agreed a Revised Proposal that delivers Symbion Health shareholders and Healthscope shareholders a similar outcome," Healthscope Chairman, Mr Kevin McCann said.

Strategic Rationale

The Diagnostics Proposal preserves the strong strategic rationale of the Original Proposal, including:

- The transaction will create a leading Australian healthcare services company, with the market leading position in pathology, and leading positions in private hospitals, diagnostic imaging and medical centres
- Healthscope expects to realise run rate cost synergies (net of ~$2 million synergy loss from disposals as part of agreed ACCC undertakings) of $77 million per annum
- Healthscope has identified potential revenue synergies which it believes are achievable over the longer term
- Revenue synergy estimates have been developed by Healthscope, in consultation with Symbion Health and with assistance of external consultants
- Synergies have continued to be refined and implementation plans solidified over the last few months
- Symbion Health shareholders will have the opportunity to participate in these cost and revenue synergies through their ownership of Healthscope shares

Healthscope's Managing Director, Mr Bruce Dixon, said that the merger was strategically compelling in May when it was first proposed and continues to make sense now. "We've chosen this transaction structure over a number of alternatives because it preserves the commercial rationale for putting these businesses together in the first place. We can build a first rank national health services company, spearheaded by the nation's leading pathology network," Mr Dixon said.

Revised Proposal Details

Under the Revised Proposal, Symbion Health shareholders would receive a combination of Healthscope shares and, pursuant to the IAC Scheme, cash paid by IAC for their Symbion Health shares. The implied value of the Revised Proposal is between $4.23 and $4.43 per Symbion Health share (excluding the Symbion Health 2007 final dividend of $0.05 per share paid on 28 September 2007)[1].

The Revised Proposal comprises the Diagnostics Proposal and the C&P Proposal:

- The Diagnostics Proposal: The sale of the shares of the company owning the Diagnostics Business to Healthscope in return for Healthscope shares. The Healthscope shares would then be distributed to Symbion Health shareholders so that Symbion Health shareholders would own between approximately 53% and 56%[2,3] of Healthscope's expanded capital
- The number of Healthscope shares to be issued will be between 266 million and 302 million[3], which is the same range as under the Original Proposal. As with the Original Proposal, there will be a Healthscope VWAP period under the Revised Proposal, which will determine the number of Healthscope shares issued to Symbion Health shareholders. The Healthscope VWAP will be re-set under the Revised Proposal, based on the 10 trading days prior to the Symbion Health shareholder meeting, using the same principles and ratios that applied under the Original Proposal
- For illustrative purposes and using values based on results reported at 30 June 2007, at the time of the sale of the company owning the Diagnostics Business to Healthscope, that company is expected to have net debt of approximately $914 million
- Accordingly, the enterprise value attributed to the Diagnostics Business under the Diagnostics Proposal is in the order of between $2,516 million and $2,646 million[1,4]
- The Diagnostics Proposal is not conditional on implementation of the C&P Proposal
- Under the Revised Proposal it is not possible to offer Symbion Health shareholders mix and match options for cash and scrip
- The C&P Proposal: The acquisition of Symbion Health (which would then comprise only the Consumer and Pharmacy Businesses) by the IAC Consortium by way of a Scheme of Arrangement for cash consideration of $1.77 per share

The Revised Proposal attributes an enterprise value to Symbion Health of between $3,578 million and $3,708 million[1,4]. The enterprise value attributed to Symbion Health represents a 2007 EBITDA multiple of 14.1x to 14.6x and a 21% to 27% premium to Symbion Health's three month undisturbed VWAP[1,5].

Details of the C&P Proposal

Under the C&P Proposal, the IAC Consortium will acquire all of the shares in Symbion Health, which will then comprise the Consumer and Pharmacy Businesses, for $1,148 million cash via Scheme of Arrangement.

For illustrative purposes and using values based on results reported at 30 June 2007, at the time of implementing the C&P Proposal, Symbion Health is expected to be in a net cash position of approximately $338 million and have an average securitisation balance of approximately $252 million.

Accordingly, the enterprise value attributed to the Consumer and Pharmacy Businesses under the Revised Proposal is in the order of $1,062 million.

Symbion Health shareholders would need to approve a Scheme of Arrangement with the IAC Consortium via a special resolution requiring a 75% approval plus the majority of those present and voting.

Ability to Revert to Original Proposal

Healthscope, Symbion Health and the IAC Consortium believe the Revised Proposal is a compelling proposition for their respective sets of shareholders and investors. However, each party also has the belief that the Original Proposal continues to provide an outcome for all parties that is superior to the Revised Proposal. Therefore, the parties have agreed they will seek to implement the Original Proposal (in its original form and structure) instead of the Revised Proposal should Primary make a legally binding commitment to support the Original Proposal by 12 noon (Melbourne time) on the fifth day after shareholder documentation for the Revised Proposal is released on the ASX.

For further information please contact:

Hinton and Associates

Tim Duncan
Ph: +61 3 9600 1979
Mob: + 61 408 441 122

---

[1] Assumes that the Healthscope VWAP is between $5.30 and $6.51 and that the new Healthscope shares are valued at a price equal to Healthscope VWAP. The Healthscope VWAP refers in general terms to the average of the daily volume weighted average prices for Healthscope shares on ASX during the Healthscope VWAP period, being the 10 trading days prior to the meeting to approve the Diagnostics Proposal. The actual value of the consideration will be determined by the Healthscope VWAP and the price at which new Healthscope shares trade.
[2] These percentages do not take into account that new Healthscope shares issued to ineligible overseas shareholders will not be issued to them and will be sold.
[3] The actual number of new Healthscope shares which will be issued to Symbion Health shareholders will depend on the Healthscope VWAP.
[4] Assumes Symbion net debt as at 30 June 2007.
[5] Symbion Health's three month VWAP is $3.49, being the volume weighted average price of Symbion Health shares over the three months prior to 29 January 2007, the day on which Symbion Health announced that it had received a non-binding, indicative proposal from Primary Health Care.

Annex D

3


Healthscope
ANNUAL REPORT
2007

Contents

Annual General Meeting

10.00am 24 October 2007
The Westin Melbourne
Western Room III
205 Collins Street
Melbourne, Victoria, 3000

Healthscope



H Kevin McCann Chairman



Bruce R Dixon Managing Director

Chairman's Statement & Managing Director's Report

The financial year ended 30 June 2007 has been a year of consolidation and integration for Healthscope following three years of significant growth through acquisitions. The improved financial outcome for the year largely resulted from the full year contribution of the 14 ex-Affinity hospitals acquired in November 2005 and the increased synergy capture from the Gribbles pathology business acquired in December 2004. The strength of the results is reflected in the improved operating margins achieved in both the hospitals and pathology groups.

The Company made a number of smaller targeted acquisitions in the hospital and pathology businesses. We also divested a number of hospitals during the year to improve our positioning in the healthcare industry. Through its portfolio of quality Australian private hospitals, its Australian pathology business and pathology businesses in Malaysia, Singapore and New Zealand, the Company continues to be well positioned to capture further growth and consolidation opportunities in the healthcare industry of each of the countries in which the Group operates.

Chairman's Statement & Managing Director's Report

Financial Results

The Company recorded strong growth in revenues and profit in the financial year ended 30 June 2007. The highlights of the financial results achieved are:

- Profit after tax of $84.3 million, an increase of 54% over last year
- Profit after tax before non-recurring items of $68.7 million, an increase of 39%
- Total revenues of $1,383 million, an increase of 23%
- EBITDA before non-recurring items of $177.6 million, up 34% on last year
- Earnings per share of 35.7 cents, an increase 43% over last year

The significant increase in both revenue and profit largely arose from the full year contributions from the acquisitions undertaken in FY2006, as well as part year contributions from acquisitions completed during FY2007. This was offset in part by the divestment of 4 non-core hospitals in October 2006. In addition, the Company's existing businesses achieved improvements in margins over the year, with the pathology synergies from the Gribbles acquisition having a significant contribution to the pathology result.

The result for the year included a number of non-recurring items, including a gain of $15.1 million (net of tax) on the sale of 4 hospitals.

Your directors have declared a final fully franked dividend of 9.0 cents per share, bringing total dividends for the 2007 year to 17.5 cents. This increase represents an increase of 20% over the previous year. The Dividend Reinvestment Plan has been retained with a 2.5% discount for shares taken up under the Plan.



Total Revenue
$m
1500
1250
1000
750
500
250
0
2003 2004 2005 2006 2007



EBITDA
$m
200
160
120
80
40
0
2003 2004 2005 2006 2007

The Year in Review

1. Acquisitions & Disposals

Whilst the year past has been largely a year of consolidation, the Company made a number of smaller acquisitions and also divested certain assets to improve the quality of its healthcare portfolio and to improve its industry positioning.

Two hospital acquisitions were made during the year, namely Brisbane Private (February 2007) and Newcastle Private (June 2007). Both hospitals have strong reputations in their respective markets and add to the overall quality of our hospitals portfolio. In May 2007, the Company commissioned its first greenfield development, Campbelltown Private, a 50 bed, 4-theatre medical/surgical hospital located south west of Sydney. As this hospital has delivered positive cash earnings from commissioning, the Company is now considering expansion to a 100-bed facility.

Following a comprehensive review of our hospitals portfolio, we identified a number of hospitals that were not a longer term fit with the Company's growth and quality aspirations. As a result 4 "non-core" hospitals were sold, effective from October 2006, at a price in excess of book value.

We acquired the 43% minority interest in Gribbles Pathology Malaysia from the Berjaya Group. We also acquired DoctorsLab Diagnostics Pte Ltd in Singapore, making Healthscope the largest non-hospital pathology provider in the country. This acquisition has now been successfully integrated with Quest Laboratories, our existing pathology business and the combined group is producing very pleasing results.



Net Profit after Tax
$m
90
75
60
45
30
15
0
2003 2004 2005 2006 2007

Healthscope



Operating Cashflow
$m
125
100
75
50
25
0
2003 2004 2005 2006 2007



Earnings per share
cents
50
40
30
20
10
0
2003 2004 2005 2006 2007



Total dividend per share
cents
20
16
12
8
4
0
2003 2004 2005 2006 2007

A further minor investment was made during June 2007 in the skin cancer screening business through the acquisition of Skin Alert Pty Ltd which added a further 12 clinics to the Group's existing 20 clinics which trade under the name National Clinics.

2. Operations

Management focus in the year in review has been on delivering improved results through revenue and margin growth on our existing asset portfolio.

Heathscope's hospitals, which account for approximately 78% of the Company's revenue and profit, achieved a 28% increase in revenues. This largely resulted from a full year contribution from the 14 ex-Affinity hospitals and part year contributions from the hospitals acquired during FY2007. These gains were partially offset by the loss of revenue from the 4 hospitals sold in October 2006. However it is pleasing to note that the core underlying growth from our hospitals (on a like for like basis) was12.5%, which is significantly above the industry growth for the year.

The 5% growth in EBITDA margins in FY2007 over the previous year was achieved in the face of increased wages pressures and tough negotiating conditions with health insurers. We will continue to seek operating efficiencies to further improve operating margins in our hospitals.

The South Australian Government terminated the Modbury hospital contract effective 30 June 2007. This contract made a modest contribution to earnings in recent years.

Healthscope's pathology business delivered a very strong result for the year. In Australia this was due to improved volumes largely achieved from increased referrals from Healthscope's hospitals and associated specialists. In addition, the full year contribution from the Davies Campbell deLambert pathology operations in NSW, acquired in December 2005, added to these volume gains. The improved volumes were the key driver to the significant improvement in operating margins achieved during the year.

The Malaysian and Singaporean based pathology businesses have again continued to improve in both volumes and margins over the year especially in Singapore following the acquisition during the year of DoctorsLab Diagnostics.

3. Auckland Pathology Contract.

The Company, through its subsidiary Labtests Test Auckland Limited, was awarded an 8-year contract, commencing 1 July 2007 by the Auckland Region Health Boards for all community pathology work in the Auckland region. This contract was set aside by the High Court following an appeal by the incumbent service provider. The Company has lodged an appeal against this decision to the Court of Appeal with a hearing date now set for May 2008. The Company has been advised that it has good prospects for a successful appeal.

The Company expensed costs amounting to $6.1 million in respect of the expenditures and commitments made to implement the Contract.

4. Quality/Occupational Health and Safety.

Healthscope is committed to ensuring that quality of care (in our hospitals) and service performance in our pathology laboratories and collection centres are core values of our businesses. Significant expenditure and resources will be committed to ensure high service quality.

Chairman's Statement & Managing Director's Report

The improvement in the Company's employee safety performance is pleasing. The Company's hospitals achieved a 20% reduction in our Lost Time Injury Frequency Rate (LTIFR) over the year, this being achieved following year on year improvements of 21%, 35%, 29% and 21% in the preceding years. This culture of continuous improvement in safety performance is ingrained in all of the Company's businesses and a further reduction is targeted in LTIFR for the year ahead.



Regulatory Environment

We do not expect changes to the private health regulatory environment. There is bipartisan political support for the provision of private hospital facilities and services, which include the 30% health insurance rebate and lifetime health insurance cover

There have been considerable cost pressures placed on hospital operators following increases in nursing wages over the past year. We have to date absorbed these cost increases with modest compensation from health funds. While we recognise the cost increases faced by health funds from increased service utilisation by an ageing population, private hospitals cannot continue to bear a disproportionate share of such increases. The mutual dependency between health funds and private hospital operators needs to be recognised by health funds in negotiation of equitable re-imbursement rates in the future.



The funding of the pathology industry by the Federal Government is not expected to vary significantly from the five year Agreement reached in 2005 which recognised a 5% growth in pathology revenues. The changes to the Health Insurance Act to be introduced in March 2008 will provide a clearer and strengthened regulatory framework for financial relationships between pathology providers and doctors.

Outlook

We expect in the year ahead that there will be increased demand from our hospital and pathology services, at growth levels at least in line with the industry growth rates. We expect some improvement and growth in these businesses through acquisitions and brownfield expansion.

Our People

The integration of acquired businesses over the past year has been a major challenge for our executive team and employees. We would like to thank all our employees and executive management for their contribution to the outstanding results for the year.



Summary

In conclusion, we would both like to thank our medical practitioners who use our hospital and pathology facilities, for their contributions and continued support during the past year.



Kevin McCann
Chairman



Bruce Dixon
Managing Director

Vale Ron Evans AM
1939 - 2007



Ron Evans joined the board on 25 January 2000 shortly after he and his associates acquired almost 19.9% of the shareholding in the Company. At the time, the Company had a market capitalisation of $18 million. At the date of his passing, 9 March 2007, Healthscope had a market capitalisation of $1.35 billion.

We acknowledge that his business acumen and sage counsel made significant contribution to the growth in size and profitability of Healthscope.

As a member of the Board Acquisition Sub-Committee he oversighted the Gribbles pathology, Nova, Mayne and Affinity hospitals acquisitions. His standing with Australian banks and underwriters facilitated the Company securing equity and debt on attractive terms, to finance these acquisitions.

In all his dealings at Healthscope, he bought an unflinching integrity and the highest standards of corporate behaviour. The board liked him as a colleague and we appreciated his good humour, his dry wit and his unpretentious personality.

Ron Evans helped Healthscope to become the outstanding health care provider it is now, committed to its patients, the clinicians who use its facilities, its shareholders and its many thousands of employees.

We will greatly miss him.

Information on Directors

H Kevin McCann AM Chairman (age 66)

Non-executive Director and Chairman of the Nominations Committee



Qualifications: BA, LLB (Hons) LLM, FAICD (Chairman from March 1994)

Experience: Mr McCann is a former partner and Chairman of Allens Arthur Robinson a leading national corporate law firm specialising in mergers and acquisitions, mineral and resource law and capital market transactions. His is Chairman of Origin Energy Limited (appointed in February 2000), the lead independent director of Macquarie Bank Limited (since December 1996) and a director of Bluescope Steel Limited (appointed in May 2002). He is a member of the Defence Procurement Advisory Board, the Takeovers Panel, the Council of the National Library of Australia and Chairman of the Sydney Harbour Federation Trust.

During the past three years he was director of Triako Resources Limited (from April 1999 to September 2006).

He brings to the Board extensive experience as a director of successful Australian public companies and a knowledge of corporate governance requirements relating to listed companies and entities.

Interest in shares: 1,387,244 ordinary shares

Linda B Nicholls AO Deputy Chairman (age 59)

Non-executive Director and member of the Audit, Compliance and Risk Assurance Committee, Remuneration Committee and the Nominations Committee



Qualifications: BA (Econ), MBA, FAICD (appointed Director and Deputy Chairman in January 2000)

Experience: Ms Nicholls is a corporate advisor and a director of several leading Australian companies and organisations. She is a director of Sigma Pharmaceuticals Limited (appointed December 2005), Insurance Manufacturers of Australia Pty Ltd (appointed November 1999) and St. George Bank Limited (appointed August 2002). In November 2006, Ms Nicholls was appointed as a director of the Australian Institute of Company Directors and is President of its Victorian division. She was recently appointed as a non-executive director of the United States Studies Centre at Sydney University.

Ms Nicholls was a former director of Australian Postal Corporation from 1989 to 2006 and was its Chairman from 1997 to 2006. She was a former Director of Perpetual Trustees Australia Limited from 1996 to 2005.

She brings to the Board considerable experience as an executive and advisor in the financial services industry and health sector.

Interest in shares: 154,365 ordinary shares



Richard A F England Director (age 57)

Non-executive Director, Chairman of the Audit, Compliance and Risk Assurance Committee and member of the Nominations Committee

Qualifications: FCA, MAICD (appointed Director in October 1996)

Experience: Mr England is a Chartered Accountant. He is Chairman of KH Foods (appointed in 2006) and Chairman of Ruralco Holdings Limited (appointed Director in 2002 and Chairman in 2007). Mr England is a director of St. George Bank Limited (since September 2004), Choiseul Investment Limited (since July 2004) and ITL Limited (since 2003). As a director he brings financial and accounting experience to the Board as well as broad management experience.

During the past three years, he has also served as Chairman of Gropep Limited (from 1998 to December 2006).

Interest in shares: 115,069 ordinary shares



Ziggy E Switkowski Director (Age 59)

Non-executive Director, Chairman of the Remuneration Committee, member of the Audit, Compliance and Risk Assurance Committee and member of the Nominations Committee

Qualifications: PhD, B.Sc (Hons), FAICD (appointed Director in January 2006)

Experience: Dr Switkowski is a director of Suncorp-Metway Limited (appointed September 2005), Tabcorp Holdings Limited (appointed October 2006) and Opera Australia. He was previously the Chief Executive Officer and Managing Director of Telstra from 1999 to July 2005. In March 2007, Dr Switkowski was appointed Chair, Australia Nuclear Science and Technology Organisation.

As a director he brings significant senior executive operating and Board experience gained from leading large Australian and international organisations.

Interest in shares: 130,000 ordinary shares



David Evans Director (Age 43)

Non-executive Director, member of Remuneration Committee and the Nominations Committee

Qualifications: BA (Econ) (appointed Director on 30 April 2007)

Experience: Mr Evans is the Managing Director of Evans & Partners, a director of Mirrabooka Investments Ltd (appointed October 2003), Essendon Football Club, the Securities and Derivatives Industry Association and an advisory director of the Monash Institute of Medical Research. He was previously a managing director and chief of staff at Goldman Sachs JBWere and held a number of senior executive positions in his ten years with the firm. He brings to the Board significant broad business and finance experience.

Interest in shares: 18,921,735 ordinary shares

Information on Directors

Bruce R Dixon Managing Director (age 50)

Executive Director

Qualifications: BA (Econ), MAICD
(appointed Managing Director in December 1997)

Experience: Mr Dixon has an extensive background in the healthcare sector having held senior positions in both private and public hospitals. Prior to joining Healthscope, he held the position of General Manager, SSL Healthcare Services, a division of Spotless Services Limited.

Interest in shares: 1,576,012 ordinary shares

Performance rights: 431,058



Ingrid A Player Company Secretary (age 34)

Company Secretary

Qualifications: Llb (Hons), BEc

Experience: Appointed Company Secretary February 2006. Ms Player is responsible for the legal affairs of Healthscope and for the company secretarial matters. Prior to joining Healthscope, Ms Player had over 9 years experience working as a lawyer in Australia and overseas.

Interest in shares: Nil

Performance rights: 13,027



Directors' Report

The Directors present their report for the year ended 30 June 2007 accompanied by the financial report of the Company and the entities it controlled from time to time during the year ('Healthscope').

Directors

The Directors of the Company during the year (or, where indicated, during part of the year only) were:

Mr H Kevin McCann
Ms Linda B Nicholls
Mr Richard A F England
Mr Ron B Evans (passed away 9 March 2007)
Dr Ziggy E Switkowski
Mr David Evans (appointed 30 April 2007)
Mr Bruce R Dixon

Details of each current Director's qualifications, special responsibilities and experience are set out on pages 6 to 8.

Meetings Of Directors

The number of meetings of the Board of Directors and of each Board Committee held during the year, and each Director's attendance at those meetings, are set out below:

i) Board of Directors Meetings

	Scheduled		Unscheduled	
	Number eligible to attend	Number attended	Number eligible to attend	Number attended
H Kevin McCann	11	11	7	7
Linda B Nicholls	11	11	7	7
Bruce R Dixon	11	11	7	7
Richard England	11	10	7	6
Ronald B Evans*	7	4	5	2
Ziggy E Switkowski	11	10	7	5
David Evans**	2	2	1	1

* Passed away 9 March 2007
** Appointed on 30 April 2007

ii) Board Committee Meetings

	Audit Committee		Remuneration Committee		Nomination Committee	
	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended
H Kevin McCann	-	-	2	2	2	2
Linda B Nicholls	7	5	2	2	2	2
Bruce R Dixon	-	-	-	-	-	-
Richard England	7	7	-	-	2	2
Ronald B Evans*	-	-	1	-	1	1
Ziggy E Switkowski	7	7	1	1	2	2
David Evans **	-	-	-	-	-	-

* Passed away 9 March 2007
** Appointed on 30 April 2007

Directors' Report

The Board established a sub-committee to consider major acquisitions. The members of the Committee consisted of Mr K McCann, Mr R Evans and Mr B Dixon. The Committee met on one occasion with all members being present.

In addition to the above, a special purpose Board sub-committee was appointed to undertake certain matters in relation to the proposed merger with Symbion Health Limited. The members of the Committee were Messrs. England (with Dr Switkowski as his alternate) and Dixon. The Committee met on 8 occasions during the year. Mr Dixon attended all meetings and Mr England attended 7 meetings. Dr Switkowski attended 1 meeting as a member of the Committee and 5 as an observer.

The non-executive directors meet at least once annually, without management, to discuss the operations of the Board and key issues affecting the Company, including the performance of senior executives, succession planning and other strategic issues affecting the Company. Further details of Committee membership and functions are set out in the Corporate Governance Statement on pages 24 to 27.

Principal Activities

Healthscope's principal activity during the year was the provision of healthcare services, through the ownership and management of hospitals and the provision of diagnostic services (pathology).

Operating Results

The consolidated operating profit of the economic entity for the year attributable to members of the Company, after providing for income tax, amounted to $84,007,000 (2006: $53,702,000).

Dividends

In respect of the year ended 30 June 2007:

- an interim dividend of 8.5 cents per share was paid on 16 April 2007 (100% franked); and
- a final dividend of 9 cents per share is intended to be paid on 8 October 2007 (100% franked) to eligible shareholders.

Review Of Operations

Group Results

The significant increase in revenues and profitability of the Group largely resulted from full period contributions from the acquired 14 ex-Affinity hospitals with economic effect from 1 November 2005 and revenue and margin gains from both the hospital and pathology businesses.

The group result was also impacted to a lesser extent by a number of acquisitions and divestments during the year. The acquisitions included:

- Brisbane Private Hospital – February 2007
- Newcastle Private Hospital – May 2007
- Campbelltown Private Hospital – June 2007
- DoctorsLab (Singapore) – December 2006
- Skin Alert Skin Cancer Clinics – June 2007

Four hospitals were divested during the year, all with economic effect from 1 October 2006. These hospitals, were namely The Palm Beach Clinic (Qld), Northwest Private (Tas), La Trobe (Vic) and Dubbo (NSW).

In addition, the minority interests (42.8%) held by Berjaya Group Berhad in the Gribbles Pathology (Malaysia) SDN BHD were acquired in August 2006.

The table below provides an analysis of the strong growth in EBITDA achieved in FY2007 compared with the previous year: a more detailed discussions is contained in the Review of Operations.

EBITDA	FY2007	FY2006	Variation
	$ Millions	$ Millions	%
Hospitals	141.9	106.1	33.7
Pathology	43.1	33.6	28.2
Corporate	(7.4)	(6.8)	8.99
Total-before NRIs	177.6	132.9	33.6
Non-Recurring Items	5.5	9.5	(41.9)
Total	**183.1**	**142.4**	**28.5**

There were a number of Non Recurring Items, which cumulatively added $15.6 million (net of tax) to the Group result. These consisted of the following items:

Healthscope

ITEM	EBITDA $ Millions	NPAT $ Millions
Profit on Sale of 4 hospitals	16.5	15.1
Gribbles acquisition Provision Adjustment		8.2
Write-down in carrying value of Labtests Auckland	(6.1)	(4.3)
Other items	(4.9)	(3.4)
Total	**5.5**	**15.6**

Following a review of the carrying value of the newly established pathology laboratory in Auckland New Zealand, including independent legal advice in respect of the Company's High Court challenge seeking reinstatement of contract with the Auckland Regional District Health Boards (ARDHB) awarded to it in July 2006, the carrying value was reduced to $13.9m and a charge of $6.1m booked at 30 June 2007. Following a settlement with the ATO on all outstanding Gribbles taxation matters, an amount of $8.2m was reversed from the Gribbles acquisition provision. Other non-recurring costs incurred were largely relating to the closure of the molecular pathology laboratory in Brisbane, the write-down of undepreciated value of certain capital items resulting from the hand back of the Modbury Hospital management contract and labour restructuring costs associated with acquisitions during the year.

The effective tax rate for the Company's operations for the year was 30%, with the overall tax expense being favourably impacted by both the capital gain on the sale of the 4 hospitals being largely sheltered by previous capital losses and the adjustment to the acquisition provision on the Gribbles acquisition.

Earnings per share for the year total 35.7 cents (25.0 cents in FY2006) and 29.1 cents per NRIs (22.5 cents in FY2006).

Each operating division's performance is briefly reviewed as follows:

Hospitals

	Year End 30 June 2007	Year End 30 June 2006	Variation %
Revenue*	$960.5m	$752.0m	27.8
EBITDA	$141.9m	$106.1m	33.7
EBITDA Margin	14.8%	14.1%	5.0

*Excluding prosthetics revenue of $141M (FY2006 - $100m)

The significant improvement in the EBITDA for the year for the hospitals group was largely due to the full year contribution of the 14 ex-Affinity hospitals acquired in November 2005. These hospitals have been now successfully integrated into Healthscope's hospitals portfolio. The Company's core hospitals also delivered good revenue growth (12.5%). Both the ex-Affinity hospitals and the core hospitals delivered solid margin growth over the previous year. The hospitals business contributes approximately 78% of the Company's revenue and of EBITDA.

The Company acquired two hospitals during the year, namely Brisbane Private (February 2007) and Newcastle Private (May 2007). These two hospitals together with the newly commissioned Campbelltown Private made minor contributions during the year but are expected to provide revenue and earnings growth in the current year. Healthscope earned a management fee of $1.4 million in FY2007 under a contract with NIB Health funds to manage Newcastle Private until the conditions precedent to the sale were satisfied The management contract with the Adelaide Community Healthcare Alliance also delivered an improved management fee of $5.3m for the year ($3.8m – FY2006).

Four hospitals, considered non-core to the Group, (Northwest Private, Dubbo Private, LaTrobe Private and The Palm Beach Clinic) were sold during the year effective from 1 October 2006 at a sale price of $37.4m, delivering a capital gain on disposal of $16.5m.

Arrangements with the South Australian Government were finalised during the year for the termination of the management contract for the Modbury Public Hospital. The contract, initially entered into in 1994, was scheduled to terminate, subject to certain extension options not being exercised, in 2010. The contract has been terminated effective from 1 July 2007.

Pathology

	Year End 30 June 2007	Year End 30 June 2006	Variation %
Revenue	$263.7m	$233.6m	12.9
EBITDA	$43.1m	$33.6m	28.3
EBITDA Margin	16.3%	14.4%	13.2

The Pathology business recorded EBITDA of $43.1 million representing an increase of $9.5 million from that reported for year ended June 2006.

Directors' Report

Australian Human Pathology revenues increased 14% to $199.8 million, with revenue growth exceeding the growth in patient episodes of 9.2%, which is well in excess of the overall industry growth of approximately 6%. This growth in volume and revenue is attributable to further gains in hospital and specialists' referrals, a full year contribution from the Davies, Campbell & De Lambert business in NSW (acquired in December 2005) and above market volume growth in Queensland and Victoria. These gains were partly offset by volume losses in Western Australia. Five additional laboratories were established at Healthscope hospitals during the year.

The pathology operations in Malaysia have continued to deliver solid growth in revenue and earnings. The acquisition of the minority interest of 42.8% held by Berjaya Group Berhad was completed in August 2006. The performance of the Singapore based operations has been enhanced through the acquisition of Doctorslab Diagnostics Pte Ltd in December 2006. This acquired business is now fully integrated with Healthscope's Quest Laboratories and is delivering increased revenues and margin gains for the overall business.

The Northland Pathology business in New Zealand is meeting expectations. The group has renewed its contract for community pathology services in the Northland region for a further 12 month period to 30 June 2008.

The Veterinary Pathology businesses in both Australia and New Zealand have delivered earnings in line with the past year, with earnings being impacted by prolonged drought in Australia.

The Skin Cancer Clinics have improved their earnings following the opening of a further 5 clinics during the year. The earnings of this business should be further enhanced by the acquisition of Skin Alert Pty Ltd in June 2007.

Occupational Health And Safety

Healthscope's hospitals achieved a further 20% reduction in lost time injuries following year on year improvements of 21%, 35%, 29% and 21% in the preceding four years. This reduction in workplace injuries occurred across the total group, including the ex-Affinity hospitals acquired in 2005.

The Board and Executive Management continue to take a pro-active approach to employee safety with a commitment to implement strategies to further reduce the risk of injuries at all Healthscope facilities.

Quality Programs

The Company regards quality as its licence to operate. The Company has invested significant funds and resources to upgrade and extend its quality programs across all of its hospitals and pathology operations.

Many of the hospitals and laboratories underwent accreditation by the relevant industry standards bodies with pleasing results.

Healthscope became the first listed healthcare company to successfully undertake Corporate Accreditation by the independent industry watchdog, the Australian Council on Health Care Standards. This independent review of Head Office corporate functions resulted in "extensive achievement" ratings for governance, policies, quality management system, medical records, health information management, OHS, manual handling and continuous performance improvement.

Outlook

On 1 May 2007 the Company announced its intention to acquire all the shares of Symbion Health Ltd under a scheme of arrangement, with a subsequent divestment of Symbion's Pharmacy Services and Consumer businesses to a private equity consortium. This proposal has been unanimously recommended by the Symbion Board to its shareholders and the Independent expert has opined that the Scheme is in the best interests of Symbion shareholders. The ACCC has also advised its approval of the transaction following certain divestment undertakings made by Healthscope.

The proposal if approved by Symbion shareholders at the scheme meeting scheduled for 11 September 2007 will result in the creation of Australia's leading healthcare provider and deliver significant long-term value to Healthscope shareholders.

With regard to the outlook for the current year for Healthscope's existing businesses, these are expected to grow at least in line with industry growth rates with continued improvement in underlying margins. A further update on the financial outlook of the Company will be delivered at its AGM to be held on 24th October 2007.

State Of Affairs

The Company's activities related to the ownership and management of private hospitals within Australia and also provides human and veterinarian pathology services. The pathology services are provided within Australia, New Zealand and South East Asia.

Subsequent Events

There are no material events subsequent to balance date.

Future Developments

In the opinion of the directors, it would prejudice the interests of the economic entity if the Directors' Report were to refer to any likely developments in the operations of the economic entity in subsequent financial years or to the expected results of those operations, beyond the coverage given to these matters herein.

Environmental Issues

Healthscope's operations are subject to various environmental regulations under both Commonwealth and State legislation There are no significant regulations with which the operations are unable to comply.

Indemnification And Insurance Of Officers And Auditors

During or since the end of the year, the Company paid a premium in respect of a contract insuring each of the Directors of the Company, the Company Secretary and Executives of the Company against liabilities that are permitted to be covered by Section 199B of the Corporations Act 2001. It is a condition of the insurance contract that its limits of indemnity, the nature of the liability indemnified and the amount of the premium not be disclosed.

Options And Performance Rights

During the financial year to 30 June 2007, 541,970 performance rights were issued to executives pursuant to the Healthscope Executive Performance Rights Plan and 9,464 rights were cancelled due to the termination of employment and 7,269 rights vested.

Rights held at the end of the reporting period:

Number of Rights	Grant Date	Vesting Date	Expiry Date
170,499	01/07/2004	01/07/2007	30/06/2009
113,751	29/10/2004	01/07/2007	30/06/2009
426,398	01/07/2005	01/07/2008	30/06/2010
541,970	01/07/2006	01/07/2009	30/06/2011
1,252,618			

During the year 100,000 ordinary shares were issued by virtue of the exercise of options and no options to acquire shares lapsed. At the date of this report there are 100,001, ordinary shares for which options are outstanding.

The following table summarises information about options held as at 30 June 2007:

Number of Options	Grant Date	Available Date	Expiry Date	Weighted Average Exercise Price	Share Price Hurdle
				$	$
33,333	28/08/2001	28/08/2002	28/08/2012	1.68	2.56
33,334	28/08/2001	28/08/2003	28/08/2013	1.68	2.77
33,334	28/08/2001	28/08/2004	28/08/2014	1.68	2.97
100,001				1.68	

Directors' Report

Directors' Benefits

No director has received or become entitled to receive, during or since the end of the financial year, a benefit because of a contract made by the Company, a controlled entity or a related body corporate with a director, a firm of which a director is a member or an entity in which a director has a substantial financial interest.

This statement excludes a benefit included in the aggregate amount of emoluments received or due and receivable by directors and shown in the financial statements or the fixed salary of a full-time employee of the chief entity, controlled entity or related body corporate.

Directors with the disclosed related party interests as disclosed in note 30 do not participate in decisions by the Company as to whether to engage any company or entity providing goods or services. All contracts are entered into on an arms length basis and on normal terms and conditions.

Directors' Interests In Contracts

No material contracts involving directors' interests were entered into since the end of the previous financial year, or existed at the end of the year, other than the transactions detailed in note 30 to the financial statements.

Directors' Shareholdings

The following table sets out each director's relevant interest in shares and performance rights as at the date of this report.

	Fully paid ordinary share Number	Performance rights Number
H K McCann	1,387,244	-
LB Nicholls	154,365	-
B R Dixon	1,668,701	317,307
R A F England	115,069	-
D Evans	18,921,735	-
Z E Switkowski	130,000	-

Proceedings On Behalf Of Company

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings.

The Company was not a party to any such proceedings during the year.

Rounding Off Of Amounts

The Company is an entity to which ASIC Class Order 98/100 applies. Accordingly, amounts in the financial statements and Directors' Report have been rounded to the nearest thousand dollars.

Remuneration Report

This report outlines the remuneration arrangements in place for directors and executives of Healthscope Limited.

Remuneration Philosophy

The Company seeks to align the nature and amount of remuneration of its directors and executives with the creation of shareholder value. The remuneration structure outlined below for executives, including the Managing Director, comprises fixed remuneration and variable remuneration, which is subject to the achievement of financial and non-financial objectives. The objective of the variable remuneration is to both reinforce the short and long term goals of the Company and to provide a common interest between management and shareholders.

Remuneration Committee

The Remuneration Committee is responsible for reviewing and approving the compensation arrangements for the Managing Director and senior management. The Board approves any equity based remuneration recommended by the Remuneration Committee. The Board also approves the remuneration of non-executive directors within the aggregate approved by shareholders and recommended by the Remuneration Committee.

The Remuneration Committee comprises three non-executive Directors, Dr Z E Switkowski (Committee Chairman), Ms L B Nicholls and Mr D Evans. The Chairman and Managing Director attend by invitation.

The Remuneration Committee assesses the appropriateness of the nature and amount of the remuneration of directors and executives on an annual basis by reference to the relevant employment market conditions with the overall objective of ensuring superior stakeholder returns from the development and retention of high quality Board members and executives.

Remuneration Structure

In accordance with the ASX Corporate Governance Council Best Practice Recommendations, the structure of non-executive director and executive remuneration is separate and distinct.

Director and Executive Remuneration

Objective

The Company aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities within the Company and so as to:

- Reward executives for Company, business unit and individual performance against targets set by reference to appropriate financial and non-financial benchmarks;
- Align the interests of executives with those of shareholders;
- Link reward with the strategic goals and financial performance of the Company; and
- Ensure total remuneration is competitive by market standards in the health sector.

Structure

In determining the level and make-up of executive remuneration, the Remuneration Committee utilises the services of external consultants to provide independent advice on market levels of remuneration for comparable executive roles. This was most recently undertaken in 2007.

Remuneration consists of the following key elements:

- Fixed Remuneration;
- Variable Remuneration - Short Term Incentive; and
- Variable Remuneration - Long Term Incentive.

The proportion of fixed remuneration and variable remuneration (potential short term and long term incentives) is established for each executive by the Remuneration Committee. The proportion of fixed and variable remuneration varies depending on the position and the ability of that position to influence the outcomes of the Company. The Board approves participation in the equity based Long Term Incentives.

Fixed Remuneration (Base Salary)

Objective

The level of fixed remuneration is set in order to provide a base level of remuneration, which is both appropriate to the position and is competitive in the market.

Fixed remuneration for the executives is reviewed annually by the Remuneration Committee. The process consists of a review in conjunction with the Managing Director of company-wide, business unit and individual performance, relative to comparative remuneration in the health sector. As noted above, the Remuneration Committee may utilise appropriately qualified external consultants.

Directors' Report

Structure

Executives are given the opportunity to receive their fixed remuneration in a variety of forms including cash, and benefits such as motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating additional cost for the Company.

Variable Remuneration – Short Term Incentives (STI)

Objective

The objective of the STI program is to link the achievement of the Company's financial and operational targets with the remuneration received by the executives charged with meeting those targets. The total potential STI available is set at a level which provides sufficient incentive to the executive to achieve the targets and such that the cost to the Company is appropriate in the circumstances.

Structure

Actual STI payments granted to each executive depend on the extent to which specific targets set at the beginning of the financial year are met. The targets consist of a number of Key Performance Indicators (KPI's) covering both financial and non-financial measures of performance. These targets include both company-wide and specific individual targets relevant to the individual executive. Typically, KPI's include measures such as contribution to earnings, cashflow, occupational health & safety, customer service and risk management. Annual KPI targets must be achieved before STI payments are made.

The aggregate of annual STI payments available for staff across the Company is subject to the approval of the Remuneration Committee. STI's are a cash payment made following the release of audited full year accounts.

Variable Remuneration – Long Term Incentives (LTI)

Objective

The objective of the Company's LTI plan, the Executive Performance Rights Plan, is to reward executives in a manner, which is aligned with the creation of shareholder wealth.

As such, only executives who are able to influence the generation of shareholder wealth, and thus have a direct impact on the Company's long-term performance, are eligible to participate in the Executive Performance Rights Plan.

Structure

Long-term incentives are granted to executives in the form of zero priced performance rights. It is intended that performance rights will be granted annually to qualifying executives. The performance rights have a vesting period of 3 years, subject to the attainment of specified hurdles The rights are subject to cancellation where the executive's service terminates prior to the vesting period.

The Company sets a performance hurdle that is designed to ensure that rewards under the Executive Performance Rights Plan are available if the Company achieves targeted levels of longer-term performance. [1]The Remuneration Committee reviews the appropriateness of the hurdle, before recommending annual awards to the Board for approval.

For the executive performance rights issued in and for the FY2007, the Remuneration Committee selected a dual hurdle split equally between a Total Shareholder Return (TSR) performance condition and an Earnings Per Share (EPS) performance condition.

The performance rights issued in and for the FY2007 are split into two equal tranches, and each tranche will vest (i.e. become exercisable) if the performance condition attached to that tranche is met, namely:

1. Tranche A – the Performance Condition requires the TSR ranking of the Company over the vesting period to be equal to, or greater than, the 75th percentile in ranking against a comparator group of companies selected from the ASX 200 excluding resources and financial companies. Partial (50%) vesting will be achieved if the TSR ranking is equal to the 51st percentile, with pro rata vesting achieved if the ranking is between the 51st and 75th percentiles.

2. Tranche B – the Performance Condition requires that the average annual percentage compound growth over the vesting period in the Company's Earnings Per Share, must equal or exceed 10% per annum, compounded annually.

The table and graph on page 17 show the performance of the company over recent years together with the generation of shareholder wealth measured in EPS and TSR.

The Performance Hurdles relating to prior grants under the Plan in FY2005 and FY2006 required EPS growth before non-recurring items, of 4% per annum above the Consumer Price Index over the 3 year vesting period.

1. In the event of a change of Company control, proposed scheme of arrangement or demerger, under the Executive Performance Rights Plan Rules, a pro-rata number of performance rights may be exercised whether or not any performance condition has been satisfied.

The performance hurdle for the FY2008 LTI allocation is under review as a result of the Symbion transaction The review will be put forward for consideration by shareholders at the 2007 AGM.

The table on page 22 provides details of the executive performance rights granted, the value of the right, vesting periods and the exercise price. The rules of the Executive Performance Rights Plan limit the total issuance of performance rights when combined with other employee share plans to be no more than 5% of total shares issued. As at 30 June 2007, the aggregate of all outstanding options and performance rights represents 0.6% of the total issued capital of the Company.

Prior to the introduction of the Executive Performance Rights Plan in October 2004, the Company had an executive option scheme in place. This scheme is no longer utilised.

The table on page 23 provides details of options granted, the value of options, vesting periods and lapsed options under this executive option scheme.

Company Performance and Earnings Per Share

	2003	2004	2005	2006	2007
Net Profit after tax ($'000)	12,646	18,149	27,498	53,702	84,007
Earnings per share before amortisation of goodwill - cents	14.3	19.7	20.9	25.0	35.7
EPS – Percentage growth	2.9%	37.8%	6.1%	19.6%	42.8%
Dividends per share - cents	8.5	10.5	12.5	14.5	17.5
DPS – Percentage growth	30.8%	23.5%	19.1%	16.0%	20.7%

Total Shareholder Return 1 July 2001 to 30 June 2007


Healthscope (TSR)
600
500
400
300
200
100
0
423 5
233 0
163 6
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07

Source: IRESS Market Technology

Directors' Report

Employment Contracts

The Managing Director, Mr Dixon, is employed under an employment contract, which extends to 21 December 2010. At that time, the Company and Mr Dixon may negotiate a new employment contract. Under the terms of the present contract:

- Mr Dixon may resign from his position and thus terminate this contract by giving 3 months written notice. On termination, any unvested outstanding options and performance rights will be forfeited.
- The Company may terminate this agreement by providing 12 months' written notice or provide payment in lieu of the notice period (based on the fixed component of Mr Dixon's remuneration). Any LTI options and performance rights that have vested, or will vest during the notice period will be released. LTI options and performance rights that have not yet vested prior to termination will be forfeited.
- The Company may terminate the contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs Mr Dixon is only entitled to that portion of remuneration, which is fixed, and only up to the date of termination. Any unvested options and performance rights will be forfeited on termination.
- Mr Dixon's contract provides for a termination payment equivalent to 12 months salary if his employment is effectively terminated due to a takeover of the Company.

The Chief Financial Officer (CFO), Mr Czyzewski, has an employment agreement in place with the Company including a three month notice period. If the CFO's employment is terminated due to a take-over of the Company, his contract provides for a termination payment equivalent to 12 months salary.

Non-Executive Director Remuneration

Objective

The Board seeks to set aggregate remuneration for non-executive directors at a level which provides the Company with the ability to attract and retain directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Structure

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive Directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined is then divided between the directors as agreed. The latest determination was at the Annual General Meeting held on 25 October 2005 when shareholders approved an aggregate remuneration of $1,000,000 per year.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst directors is reviewed annually. The Remuneration Committee considers advice from external consultants as well as the fees paid to non-executive Directors of comparable companies when undertaking the annual review process and makes recommendations to the Board.

Each Director receives a fee for being a Director of the Company. An additional fee is paid to the Chairman of each of the Audit, Compliance and Risk Assurance Committee and Remuneration Committee. The payment of additional fees for chairing these committees recognises the additional time commitment required by directors. Additional extraordinary fees are payable to Directors in FY2008 in respect to company transforming corporate activity that involves additional Director time i.e. the Symbion transaction. These fees are paid based on actual additional time committed and are capped based on a permissible maximum. The fees paid to Directors were reviewed in December 2006.

There is no scheme to provide retirement benefits, other than statutory superannuation, to non-executive Directors.

All non-executive Directors hold shares in the Company (purchased by the director on market) significantly in excess of their annual fees.

Details of Key Management Personnel Remuneration

i) Non-executive Directors Remuneration

The following table discloses the actual remuneration of the non executive Directors of the Company for the years ended 30 June 2006 and 2007.

H K McCann (Chairman)

L B Nicholls (Deputy Chairman)

R A F England (Non executive)

R B Evans (Non executive) – to 9 March 2007

Z E Switkowski (Non executive)

D Evans (Non executive) – Appointed 30 April 2007

Non-Executive Directors		Short term benefits			Post Employment Benefits	Share Based Payments	
		Salary	Director's Fees	Cash STI	Superannuation	Options & Rights	Total
		$	$	$	$	$	$
Mr H K McCann	2006	-	206,426	-	18,578	-	225,004
	2007	-	213,720	-	19,235	-	232,955
Ms L B Nicholls	2006	-	137,618	-	12,386	-	150,004
	2007	-	141,515	-	12,736	-	154,251
Mr R A F England	2006	-	90,829	-	8,174	-	99,003
	2007	-	107,237	-	9,651	-	116,888
Mr R B Evans	2006	-	83,000	-	-	-	83,000
	2007	-	60,731	-	-	-	60,731
Dr Z E Switkowski	2006	-	36,919	-	2,670	-	39,589
	2007	-	95,101	-	8,559	-	103,660
Mr D Evans	2007	-	-	-	-	-	-
Total	**2006**	-	**605,542**	-	**41,808**	-	**647,350**
	2007	-	**618,304**	-	**50,181**	-	**668,485**

The aggregate remuneration limit payable by the Company to its non-executive directors agreed at the Annual General Meeting held on 25 October 2005 was $1,000,000 p.a.

ii) Managing Directors Remuneration

The table below details both the actual remuneration received by Mr Bruce Dixon, Managing Director, for the year ended 30 June 2007, compared to the prior year.

Actual Remuneration Package

	Actual 2006	Actual 2007
	$	$
Short Term Benefits – salary [i,iii]	707,924	708,077
Short Term Benefits – Cash STI [i]	90,000	562,000
Post Employment Benefits – Superannuation	57,729	68,640
Share Based Payments – LTI Performance Rights [ii]	249,676	392,624
Total	**1,105,329**	**1,731,341**

(i) The STI detailed in FY2006 was in respect of targets set for FY2006 and was paid in FY2007. The STI detailed in FY2007 was in respect of targets set for FY2007 and was paid in FY2008.

(ii) The LTI amount is the value of executive performance rights (2005, 2006 and 2007) amortised over their vesting period.
In respect of the share based LTI component of Executives emoluments, the fair value measurement provisions of AASB 2 "Share Based Payment" have been adopted for all options and performance rights granted to Directors and relevant Executives. The fair value of such grants is being amortised and disclosed as part of Director and Executive emoluments on a straight-line basis over the vesting period. The Company has recognised an expense in its results in respect of any options or performance rights issued.

(iii) Includes accrual for long service leave expensed in the financial year.

Directors' Report

iii) Executive Remuneration

The following table discloses the remuneration paid to the Key Management Personnel, other than disclosed in (i) and (ii), of the Company and group executives of the consolidated entity for the years ended 30 June 2006 and 2007.

J Czyzewski (Chief Financial Officer)

V Pepe (Chief Operating Officer)

M Egan (Director of Pathology / Corporate Strategy)

		Short Term Benefits			Post Employment Benefits	Share Based Payment	
		Salary & Fees (iii)	Cash Bonus (i)	Non Monetary Benefits	Superannuation	Options & Rights (ii)	Total
		$	$	$	$	$	$
J J Czyzewski	2006	362,842	75,000	8,600	33,028	72,984	552,454
	2007	379,926	250,000	8,030	36,269	65,476	739,701
V Pepe	2006	401,639	136,250	5,519	14,609	44,210	602,227
	2007	431,093	300,000	4,470	47,512	63,270	846,345
A J M Egan	2006	275,994	24,000	-	24,771	146,492	471,257
	2007	367,951	210,000	-	35,188	126,333	739,472
Total	**2006**	**1,040,475**	**235,250**	**14,119**	**72,408**	**263,686**	**1,625,938**
	2007	**1,178,970**	**760,000**	**12,500**	**118,969**	**255,079**	**2,325,518**

(i) The STI (cash bonus) for 2006 relates to FY2006 performance paid in FY2007.
The STI (cash bonus) for 2007 relates to FY2007 performance paid in FY2008.

(ii) In respect of the share based LTI component of executives emoluments, the fair value measurement provisions of AASB 2 "Share Based Payment" have been adopted for all options and performance rights granted to Directors and relevant Executives. The fair value of such grants is being amortised and disclosed as part of Director and Executive emoluments on a straight-line basis over the vesting period. The Company has recognised an expense in its results in respect of any options or performance rights

(iii) includes accrual for long service leave expensed in the financial year.

Analysis of Short Term Incentive cash bonuses relating to FY2007 performance

Details of the short-term incentive cash bonuses paid in FY2008, relating to FY2007 performance, to the Key Management Personnel are detailed below:

	Short Term Incentive Bonus		
Key Management Personnel	Included in remuneration $	% of maximum bonus paid	% not achieved in year
Directors			
B R Dixon	562,000	100	-
Executives			
J J Czyzewski	250,000	100	-
V Pepe	300,000	100	-
A J M Egan	210,000	84	16

Amounts included in remuneration for the financial year represent amounts paid in FY2008, based on achievement of individual performance targets and satisfaction of specified Company performance criteria for the year ended 30 June 2007.

Analysis of Short Term Incentive bonuses included in FY2006 remuneration

Details of the short-term incentive cash bonuses paid in FY2007, relating to the FY2006 performance, to the Key Management Personnel are detailed below.

	Short Term Incentive Bonus		
Key Management Personnel	Included in remuneration $	% of maximum bonus paid	% not achieved in year
Directors			
B R Dixon	90,000	20	80
Executives			
J J Czyzewski	75,000	25	75
V Pepe	136,250	50	50
A J M Egan	24,000	10	90

Amounts included in remuneration for the financial year represent the amount that was paid in the 2007 financial year based on the achievement of personal goals and satisfaction of the specified Company performance criteria for the 2006 financial year.

Remuneration details of the five highest remunerated Executives

The following table discloses the remuneration of the 5 highest remunerated executives of the Company and group executives of the consolidated entity for the years ended 30 June 2007 with comparatives for 30 June 2006:

Executive Officers	Short term Benefits			Post Employment Benefits	Share Based Payment	
2007	Salary (iii)	Other	Cash STI (ii)	Superannuation	Options & Rights (i)	Total
	$	$	$	$	$	$
V Pepe	431,093	4,470	300,000	47,512	63,270	846,345
J J Czyzewski	379,926	8,030	250,000	36,269	65,476	739,701
A J M Egan	367,951	-	210,000	35,188	126,333	739,472
S Williams	231,783	9,143	100,000	26,422	29,355	396,703
P Waterson	232,930	7,079	100,000	22,998	27,590	390,597
TOTAL	1,646,683	28,722	960,000	168,389	312,024	3,112,818

Executive Officers	Short term benefits			Post Employment Benefits	Share Based Payment	
2006	Salary (iii)	Other	Cash STI (ii)	Superannuation	Options & Rights (i)	Total
	$	$	$	$	$	$
V Pepe	401,639	5,519	136,250	14,609	44,210	602,227
J J Czyzewski	362,842	8,600	75,000	33,028	72,984	552,454
A J M Egan	275,994	-	24,000	24,771	146,492	471,257
A Lane	212,496	4,425	100,000	18,991	15,969	351,881
M Coglin	221,329	-	50,000	15,826	15,404	302,559
TOTAL	1,474,300	18,544	385,250	107,225	295,059	2,280,378

(i) The Company has in respect of the share based component of Director's and Officers emoluments, adopted the fair value measurement provisions of AASB 2 "Share Based Payment" for all options and performance rights granted to Directors and relevant Executives. The fair value of such grants is being amortised and disclosed as part of Director and Executive emoluments on a straight-line basis over the vesting period. The Company has recognised an expense in its results in respect of any options or performance rights issued.

For options and performance rights vesting after 1 July 2002, options granted as part of Director and Executive emoluments have been valued using the Black – Scholes method for the period to June 2004, Binomial lattice method for the year ended 30 June 2005 and the year ended 30 June 2006 and the Monte Carlo simulation method for the year ended 30 June 2007 valuation. These valuations take account of factors including the options exercise price, the historical level and volatility of the underlying share price, the risk free interest rate, expected dividends on the underlying share, current market price on the underlying share and expected life of the option or performance right. For further details of all options and performance rights issued, refer to Note 28 to the financial statements.

(ii) Amounts included in remuneration for the financial year represents the amount that vested in the financial year based on the achievement of personal goals and satisfaction of the specified Company performance criteria for the year ended 30 June 2007, but paid in FY2008.

(iii) Includes accrual for long service leave expensed in the financial year

Remuneration Performance Rights held by Key Management Personnel

In FY2005, FY2006 and FY2007, performance rights were granted as equity – based LTI compensation to the Key Management Personnel as detailed below. The rights were issued at zero exercise price and each right entitles the holder to acquire one fully paid ordinary Company share for no consideration, subject to certain qualifying conditions. (Refer to note 28 (vi)).

	Number Granted	Grant Date	Value per right at grant date (i)	First exercise date (ii)	Last exercise date
Director					
B R Dixon	113,751	29/10/04	2.42	01/07/07	01/07/09
	125,000	01/07/05	3.79	01/07/08	01/07/10
	192,307	01/07/06	2.23	01/07/09	01/07/11
Executives					
J J Czyzewski	24,219	01/07/04	2.42	01/07/07	01/07/09
	21,277	01/07/05	3.79	01/07/08	01/07/10
	25,641	01/07/06	2.23	01/07/09	01/07/11
V Pepe	21,484	01/07/04	2.42	01/07/07	01/07/09
	21,277	01/07/05	3.79	01/07/08	01/07/10
	25,641	01/07/06	2.23	01/07/09	01/07/11
A J M Egan	100,000	01/07/05	3.79	01/07/08	01/07/10

(i) The value per right at grant date has been determined based on independent valuation provided by Mellon Human Resources and Leadenhall VRG Pty Ltd.

(ii) Participants in the Performance Rights Plan were advised on 1 August 2007 that 100% of their Rights granted in FY2005 had vested and become exercisable due to the company meeting the EPS performance hurdle as at the first performance measurement date, 1 July 2007.

The following shares have been issued since balance date for the vesting and exercising of performance rights:

	Number Exercised & converted to shares	Date of issuing of shares
Director		
B R Dixon	113,751	03/08/07
Executives		
J J Czyzewski	24,219	03/08/07
V Pepe	21,484	10/08/07

Executive Share Options held by Key Management Personnel

The Executive Share Option Plan was discontinued effective from 1 July 2004, with the Plan replaced by the Executive Performance Rights Plan. Details of outstanding (either non-vested or non-exercised) options are as follows

	Balance 01/07/2006	Granted	Exercised	Paid $ per share	Balance 30/06/07	Balance Vested	Vested during year
Executive							
J J Czyzewski	100,000	-	(100,000)	2.09	-	-	-
	100,000	-	(100,000)		-	-	-

Each option converts into one ordinary share in Healthscope Limited on exercise. No amounts are paid or payable on receipt of the option, with payment of the exercise price made when the option is exercised.

During the financial year, 100,000 options were exercised by Key Management Personnel for 100,000 ordinary shares in Healthscope Limited. The weighted average exercise price on each option was $2 09. No amounts remain unpaid on the options exercised during the financial year at year end.

Further details of the options granted during the year are contained in note 28 to the financial statements.

Relevant Shareholdings of Key Management Personnel

The table below shows the number of fully paid ordinary shares of Healthscope Limited held by Key Management Personnel.

	Balance 01/07/2006	On-Market Purchases **	Received on exercise of options	Dividend Reinvestment Plan	Net other changes*	Balance 30/06/2007
Directors						
H K McCann	1,387,244					1,387,244
LB Nicholls	142,384	10,000		1,981		154,365
B R Dixon	1,576,012					1,576,012
R A F England	115,069					115,069
D Evans	-				18,921,735	18,921,735
Z E Switkowski	30,000	100,000				130,000
Executives						
J J Czyzewski	210,000		100,000			310,000
V Pepe	961,948			22,795		984,743
A J M Egan	-					-
	4,422,657	110,000	100,000	24,776	18,921,735	23,579,168

* Relevant interest held in these shares upon appointment to the Board

** Trading in the Company's securities is governed by the Company's share trading policy detailed on page 27

Value of Performance Rights to Directors and Executives

The following table summarises the value of performance rights granted, exercised or passed during the annual reporting period to identified directors and executives:

	Value of Performance Rights granted at Grant Date	Value of Performance Rights exercised at the exercise date	Value of Performance Rights lapsed at the lapsed date	Total
	$	$	$	$
B R Dixon	428,845	-	-	428,845
J J Czyzewski	57,179	-	-	57,179
V Pepe	57,179	-	-	57,179

Directors' Report

Corporate Governance Statement

Introduction

Healthscope is committed to high standards of corporate governance in its business.

The Board of Directors ('the Board') guides and monitors the business and affairs of the Company on behalf of the shareholders by whom they are elected and to whom they are accountable. The Board recognises that sound and effective corporate governance is central to meeting these responsibilities.

The Company's corporate governance practices are in line with the ASX Corporate Governance Council's best practice recommendations and were in place throughout the year.

For further information on corporate governance policies adopted by the Company, refer to our website: www.healthscope.com.au.

Board Of Directors

Structure and Composition of the Board

The Board comprises five non-executive and one executive Director, the Managing Director. The Directors bring wide and varied commercial experience to Board deliberations. Details of each current Director's qualifications, special responsibilities and experience are set out on pages 6 to 8.

Matters Reserved for the Board

The role and responsibility of the Board is to oversee the management of the Company on behalf of its shareholders. The Board has approved a formal Board charter, which details the Board's role, powers, duties and functions. The Board charter was most recently reviewed in July 2007.

Specific Responsibilities of the Board include:

- setting Healthscope's corporate strategy and monitoring management's implementation of that strategy;
- appointing, determining remuneration of, evaluating performance of, planning for the succession of (and, where necessary, terminating) the Managing Director and Chief Executive Officer;
- ratifying the appointment of Executives – reporting to the Managing Director and Chief Executive Officer, overseeing remuneration policies and senior executive performance;
- overseeing the Company's control and accountability systems - particularly in relation to the integrity of financial and other reporting;
- approving the Company's annual financial plans and budgets, monitoring financial performance and approving the annual and half year financial statements and reports;
- approving, and monitoring the progress of, major capital expenditure, capital management, acquisitions and divestitures;
- reviewing and ratifying policies and systems of risk oversight (including policies and controls which enable risk to be assessed and managed) and management and internal compliance and control, codes of conduct, legal compliance and corporate governance;
- ensuring appropriate standards of clinical governance and occupational health and safety are in place and to monitor performance against those standards;
- setting the Company's values and standards of conduct and ensuring that these are adhered to in the interests of its shareholders, employees, patients, clinicians and health professionals utilising its hospitals, pathology and other services, suppliers and communities in which it operates.

Delegation to Management

All matters not specifically reserved for the Board have been delegated to the Managing Director. Delegation of authority guidelines and authority limits have been developed and approved by the Board.

Independence of Directors

The Company's Directors are considered to be independent when they are "independent of management and free from any business or other relationship that could materially interfere with – or could reasonably be perceived to materially interfere with – the exercise of their unfettered and independent judgement".

In the context of director independence, "materiality" is considered both from the Company and individual director perspective. The determination of materiality requires consideration of both quantitative and qualitative elements.

An item is presumed to be quantitatively immaterial if it is equal or less than 5% of the appropriate base amount. It is presumed to be material (unless there is qualitative evidence to the contrary) if it is equal to or greater than 10% of the appropriate base amount. Qualitative factors considered include whether a relationship is strategically important, the competitive landscape, the nature of the relationship and the contractual or other arrangements governing it and other factors which point to the actual ability of the director in question to shape the direction of the company's loyalty.

The Board has reviewed the independence of each director as at the date of this report. In accordance with the definition of independence above, and the materiality thresholds set, the following directors of Healthscope Limited are considered to be independent:

Name	Position	Term in office
H K McCann	Chairman	13 years
L B Nicholls	Deputy Chairman	7 years
R A F England	Director	10 years
Z E Switkowski	Director	1 ½ years

Mr David Evans holds a relevant interest of 7.96% of the Company's shares and is therefore not regarded as an independent director in accordance with the criteria outlined in the ASX Corporate Governance Guidelines

Chairman

The Board selects the Chairman. The current Chairman is Mr H. K. McCann. He is responsible for leadership of the Board and monitoring its effectiveness.

Access to Information and Independent Advice

Directors may, in fulfilling their duties and responsibilities, have access to all employees of the Company and subject to laws, to all Company records and information. Directors may obtain independent professional advice, with the prior approval of the Chairman, at the Company's expense.

Avoidance of conflict

Directors with the disclosed related party interests as disclosed in note 30, do not participate in decisions by the Company as to whether to engage any company or entity providing goods or services. All contracts are entered into on an arms length basis and on normal terms and conditions.

Performance Evaluation

The Board and management have instituted processes for performance evaluation of the Board, its Committees, Directors and executives. The Board undertakes regular performance reviews embracing both a collegiate consideration by the full Board and individual appraisals of Directors seeking re-election at the next Annual General Meeting.

The Managing Director meets with the Board annually prior to the end of the financial year to discuss, review and agree objectives and associated performance indicators for the next year. The Remuneration Committee of the Board evaluates the Managing Director's performance annually and reports to the Board to assist its decisions on performance appraisal.

The Managing Director undertakes annual performance reviews with each of the Key Management Personnel, with specific focus on performance against set objectives. At this time, performance objectives for the coming year are also established.

Board Member Selection and Procedure

The selection of Board members is a decision for the Board acting on the recommendation of the Nominations Committee. In selecting new Board members, the Directors take to account the appropriate skills and characteristics required by the Board to maximise its effectiveness and assess the blend of skills, knowledge and experience necessary for the present and future needs of the Company.

The Board may use the assistance of external advisers in identifying suitable candidates for nomination.

Company Secretaries

Details of the qualifications and experience of Ingrid Player, the Company Secretary, are set out on page 8. David Allison (B.Bus (Acctg), CPA) also acts as a Company Secretary and has experience in a company secretariat role arising from time spent in such roles held with other Australian listed companies.

Board Committees

Nominations Committee

The Board has established a Nominations Committee consisting of all non-executive Directors and is chaired by Mr McCann. Given the relatively small size of the Board, this group provides an effective forum for consideration of Board composition and new nominations, for consideration of the Board's operation and review of director and Board performance and for oversight of induction arrangements for new directors.

Audit, Compliance and Risk Assurance Committee

The Board has established an Audit, Compliance and Risk Assurance Committee ("the Committee"), which operates under a charter approved by the Board.

Directors' Report

The Committee comprises of the following three directors:

R A F England (Chairman)
Independent non- executive director

L B. Nicholls
Independent non-executive director

Z.E. Switkowski
Independent non-executive director

The Company's Managing Director, Chief Financial Officer, Chairman, the external auditors and the internal auditors attend meetings by invitation. Other executives attend as required. Meetings are held as required, but at least five times per year.

The Committee are responsible for reviewing and reporting to the Board that:

- policies and procedures are effective for the management of certain risks, including clinical risk;
- policies and procedures are in place to ensure compliance with all relevant legislation;
- the system of control which management has established effectively safeguards the assets of the economic entity;
- accounting records are properly maintained in accordance with statutory requirements;
- financial information provided to shareholders and the Board is accurate and reliable; and
- the internal and external audit functions are effective.

The Committee provides a direct link between the Board and the external audit function.

Further, the Committee approves the scope of the annual internal audit program. The internal auditors report directly to the Committee. The Committee is also responsible for the appointment of the internal auditor and monitoring its performance.

Remuneration Committee

The Board has established a Remuneration Committee, which operates under a charter approved by the Board.

The Committee comprises three non-executive directors of the Company, two of whom are independent:

Z.E. Switkowski (Chairman)
Independent non- executive director

L.B. Nicholls
Independent non-executive director

D. Evans
Non-executive director

The Chairman of the Board and the company's Managing Director attend meetings by invitation. Other executives attend as required.

The role of the Remuneration Committee is to determine the remuneration and short-term incentives of the Managing Director, approve the remuneration and short-term incentives of executives, to make recommendations in relation to recruitment, retention and termination policies and procedures for executives and make recommendations to the Board in relation to long term, equity based incentive schemes for executives.

The Committee is also responsible for reviewing and recommending to the Board compensation arrangements for the Directors.

For details on the amount of remuneration and all monetary and non-monetary components for all Key Management Personnel refer pages 18 to 23 of the Directors' report.
In relation to the payments of short term and long-term incentives, the Remuneration Committee has regard to the overall performance of Healthscope and the performance of the individual during the period.

The Charters for these committees are on the Company's website.

For details of the number of meetings of the Committee held during the year and the attendances at those meetings, refer to page 9 of the Directors' Report.

Corporate Responsibility

Continuous Disclosure

Healthscope is committed to the provision of timely, full and accurate disclosure to the market. The Company's continuous disclosure policy aims to ensure compliance with the continuous disclosure obligations under the Corporations Act and Australian Stock Exchange (ASX) Listing Rules, such that:

- All investors have equal and timely access to material information concerning Healthscope – including its financial situation, performance, ownership and governance;
- Company announcements are factual and presented in a clear and balanced way

The policy puts in place vetting and authorisation processes designed to ensure that Company announcements are made in a timely manner, are factual, do not omit material information and are expressed in a clear and objective manner.

Shareholder Communication Strategy

The Company's shareholder communication strategy has been developed to provide shareholders with accurate, relevant and timely information to enable them to exercise their rights as shareholders in an informed manner and to provide potential investors and other interested stakeholders equal and timely access to information about the Company.

Code of Conduct

The Board and Management of Healthscope are committed to the Code of Business Conduct which is based on the Company's core values and the expectations of our customers, shareholders, employees and the broader community.

Trading in Company Securities

The Board has policies and procedures in place to ensure directors, officers and employees do not trade in the Company's shares in breach of the Corporations Act prohibitions on insider trading and/or compromise confidence in the Company's practices in relation to share dealings.

Directors, officers and employees are not permitted to buy or sell Company shares within periods from 31 December to the date of the half yearly announcement to the ASX and 30 June to the date of the preliminary final announcement to the ASX. Trading at other times is permitted, unless there is price sensitive information known to the director or staff member. Insider trading is prohibited at all times. All proposed trades by Directors and senior executives require prior notification to the Company Secretary who will consider the circumstances to ensure they are not in possession of material information that is not generally available before they trade. In cases of doubt the matter will be immediately referred to the Chairman for decision.

Risk Management

The Board regularly monitors Healthscope's operational and financial performance against budget and other key performance measures. Through the Audit, Compliance and Risk Assurance Committee, the Board also reviews certain operational, clinical and financial risks and seeks external advice as required. Appropriate risk management strategies are developed or are in the process of development to mitigate all identified risks of the business.

Auditor Independence And Non-Audit Services

The auditor's independence declaration is included on Page 28 of the financial report.

The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Details of amounts paid or payable to the auditor for non-audit services provided during the financial year by the auditor is detailed in note 31 to the financial statements.

Signed in accordance with a resolution of the Board of Directors



B R Dixon
Managing Director

Dated: 22 August 2007, Melbourne, Victoria.

Auditor's Independence Declaration

DTT Victoria

DTT VICTORIA
A.B.N. [illegible]

[illegible] Street
[illegible]
GPO Box [illegible]
Melbourne VIC 3001
[illegible]
Tel: [illegible]
Fax: [illegible]
www.[illegible].com.au

Auditor's Independence Declaration

The Board of Directors
[illegible] Limited
[illegible]
[illegible] Road
[illegible] VIC 3052

Dear Board Members

[illegible] with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Healthscope Limited.

As lead audit partner for the audit of the financial statements of HealthScope Limited for the financial year ended [illegible] 2007, I declare that to the best of my knowledge and belief, there have been no [illegible]:

(i) [illegible] independence requirements [illegible] the Corporations Act 2001 in relation to the audit; and

(ii) [illegible] applicable code of professional conduct in relation to the audit.

Yours [illegible]

DTT Victoria

DTT VICTORIA
[illegible] Accountants

[illegible]

Craig Bryan
[illegible]

Melbourne, 22 August 2007

[illegible] Professional Standards Legislation.
DTT [illegible] changed its name from [illegible] and is a continuation of that [illegible] partnership. The partners of DTT Victoria [illegible] the Australian partnership of Deloitte Touche Tohmatsu.
[illegible] with effect from 14 August 2006

Healthscope

Income Statement for the year ended 30 June 2007

		Consolidated		Company	
		2007	2006	2007	2006
	Note	$'000	$'000	$'000	$'000
Revenue	3	1,365,366	1,115,111	603,459	500,020
Other income	5(a)	17,227	7,576	16,523	(13)
Share of net profits of associates and joint ventures accounted for using the equity method		2,327	1,191	1,802	980
Expenses	5(b)	(1,201,789)	(981,385)	(508,695)	(412,262)
Profit before Amortisation, Depreciation, Borrowing costs and Income Tax (EBITDA)		**183,131**	**142,493**	**113,089**	**88,725**
Depreciation, amortisation of property, plant and equipment	5(c)	(35,266)	(29,962)	(14,847)	(12,529)
Profit before Borrowing Costs and Income Tax (EBIT)		**147,865**	**112,531**	**98,242**	**76,196**
Net Finance costs	4	(44,700)	(40,439)	(33,831)	(28,974)
Profit before income tax expense		**103,165**	**72,092**	**64,411**	**47,222**
Income tax expense	6	(18,885)	(17,172)	(6,011)	(4,211)
Net Profit for the year		**84,280**	**54,920**	**58,400**	**43,011**
Attributable to:					
Equity holders of the parent		84,007	53,702	58,400	43,011
Minority Interest		273	1,218	-	-
Profit for the Year		**84,280**	**54,920**	**58,400**	**43,011**

Earning Per Share		Cents per Share	Cents per Share
Basic (cents per share)	19	35.70	25.00
Diluted (cents per share)	19	35.49	24.89

The accompanying notes numbered 1 to 32 form part of this financial report.

Balance Sheet as at 30 June 2007

		Consolidated		Company	
		2007	2006	2007	2006
	Note	$'000	$'000	$'000	$'000
CURRENT ASSETS					
Cash and cash equivalents		2,441	9,792	-	1,774
Trade and other receivables	7	76,018	144,150	24,753	58,517
Prepayments		13,010	14,718	8,582	11,242
Inventories	8	31,151	25,730	12,674	11,877
Total current assets		122,620	194,390	46,009	83,410
NON CURRENT ASSETS					
Trade and other receivables	7	7,847	8,568	7,397	8,413
Other financial assets	9	4,159	-	1,012,677	985,289
Investments accounted for using the equity method	10	2,109	1,815	-	-
Property, plant and equipment	11	659,598	566,642	375,002	321,189
Intangible assets	12	794,023	747,280	-	-
Deferred tax assets	6	32,612	29,017	21,411	22,622
Total non current assets		1,500,348	1,353,322	1,416,487	1,337,513
Total assets		1,622,968	1,547,712	1,462,496	1,420,923
CURRENT LIABILITIES					
Trade and other payables	13	128,316	116,736	83,359	68,581
Deferred purchase consideration	14	1,018	-	1,018	-
Borrowings	15	22,708	7,074	23,000	5,920
Current tax liabilities	6	13,986	10,123	12,931	-
Provisions	16	76,550	73,703	35,609	39,422
Total current liabilities		242,578	207,636	155,917	113,923
NON CURRENT LIABILITIES					
Borrowings	15	534,477	578,974	530,733	577,000
Deferred purchase consideration	14	5,522	-	5,522	-
Deferred tax liabilities	6	24,748	20,914	223	12,967
Provisions	16	9,172	8,965	3,967	3,717
Total non current liabilities		573,919	608,853	540,445	593,684
Total liabilites		816,497	816,489	696,362	707,607
Net assets		806,471	731,223	766,134	713,316
EQUITY					
Issued Capital	17	737,806	711,181	737,806	711,181
Reserves	18	4,552	(1,560)	6,409	1,112
Accumulated Profits		64,113	17,610	21,919	1,023
Equity attributable to equity holders of the parent		806,471	727,231	766,134	713,316
Minority Interest		-	3,992	-	-
Total equity		806,471	731,223	766,134	713,316

The accompanying notes numbered 1 to 32 form part of this financial report.

Cash Flow Statement for the year ended 30 June 2007

	Note	Consolidated		Company	
		2007	2006	2007	2006
		$'000	$'000	$'000	$'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		1,400,921	1,115,868	609,022	724,997
Payment to suppliers and employees		(1,231,028)	(980,339)	(540,336)	(659,429)
Interest received		814	2,245	695	1,616
Interest and costs of finance paid		(44,132)	(41,504)	(44,443)	(40,794)
Income tax paid		(18,008)	(11,718)	(16,365)	(11,908)
Net cash provided by operating activities	26(e)	108,567	84,552	8,573	14,482
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from the sale of business		37,350	60,000	37,350	-
Proceeds from the sale of property, plant and equipment		4,453	10	259	16
Purchase of property, plant and equipment		(52,330)	(46,569)	(20,020)	(18,013)
Greenfield facility developments		(35,030)	-	(12,802)	-
Net advances to related entities		-	(1,453)	(15,291)	(776)
Net (advances to)/repayments from ACHA		407	-	407	-
Dividends received		-	-	30,378	32,498
Capitalised acquisition costs		(3,227)	-	(2,422)	-
Acquisition of businesses (net of cash of acquired)	25	(108,915)	(581,906)	(96,089)	(537,966)
Net cash used in investing activities		(157,292)	(569,918)	(78,230)	(524,241)
CASH FLOWS FROM FINANCING ACTIVITIES					
Net proceeds/(repayments to) from borrowings		(26,216)	243,778	(1,516)	260,966
Proceeds from receivables securitisation		78,900	-	78,900	-
Finance leasing		(664)	-	-	-
Dividends paid		(37,504)	(27,650)	(37,504)	(27,650)
Net proceeds from the issue of shares		26,625	273,300	26,625	273,300
Net cash provided by financing activities		41,141	489,428	66,505	506,616
Net increase/(decrease) in cash held		(7,584)	4,062	(3,152)	(3,143)
Cash at beginning of the financial year		9,792	5,685	1,774	4,917
Net cash on acquisition		363	-	-	-
Effects of exchange rate changes on the balance of cash held in foreign currencies		(130)	45	-	-
Cash at end of the financial year	26(a)	2,441	9,792	(1,378)	1,774

The accompanying notes numbered 1 to 32 form part of this financial report

Statement of Changes in Equity for the year ended 30 June 2007

CONSOLIDATED	Issued Capital $'000	Retained Earnings $'000	Foreign Currency Translation Reserve $'000	Employee Benefits Reserve $'000	Hedging Reserve $'000	Total $'000	Minority Interest $'000	Total Equity $'000
Opening balance at 1 July 2005	437,870	(8,442)	(514)	308	-	429,222	2,774	431,996
Profit for the period	-	53,702	-	-	-	53,702	1,218	54,920
Dividends paid	-	(27,650)	-	-	-	(27,650)	-	(27,650)
Conversion of executive share options	634	-	-	-	-	634	-	634
Dividends reinvestment scheme	11,707	-	-	-	-	11,707	-	11,707
Underwritten cash component of dividend	17,437	-	-	-	-	17,437	-	17,437
Capital raising	120,350	-	-	-	-	120,350	-	120,350
Rights issue	129,225	-	-	-	-	129,225	-	129,225
- less transaction costs	(6,042)	-	-	-	-	(6,042)	-	(6,042)
Cost of share based payments	-	-	-	804	-	804	-	804
Translation of foreign based controlled entities	-	-	(2,158)	-	-	(2,158)	-	(2,158)
Closing balance at 30 June 2006	**711,181**	**17,610**	**(2,672)**	**1,112**	**-**	**727,231**	**3,992**	**731,223**
Opening balance at 1 July 2006	711,181	17,610	(2,672)	1,112	-	727,231	3,992	731,223
Profit for the period	-	84,007	-	-	-	84,007	273	84,280
Dividends paid	-	(37,504)	-	-	-	(37,504)	-	(37,504)
Conversion of executive share options	209	-	-	-	-	209	-	209
Dividend reinvestment scheme	17,266	-	-	-	-	17,266	-	17,266
Underwritten cash component of dividend	9,237	-	-	-	-	9,237	-	9,237
Minority Interest Acquired	-	-	-	-	-	-	(4,265)	(4,265)
Gain on cash flow hedges					4,159	4,159	-	4,159
Vesting of performance rights	19	-	-	(19)	-	-	-	-
Transaction costs	(106)	-	-		-	(106)	-	(106)
Share based payments cancelled	-	-	-	(16)	-	(16)	-	(16)
Costs of share based payments	-	-	-	1,173	-	1,173	-	1,173
Translation of foreign based controlled entities	-	-	815	-	-	815	-	815
Closing balance at 30 June 2007	**737,806**	**64,113**	**(1,857)**	**2,250**	**4,159**	**806,471**	**-**	**806,471**

The accompanying notes numbered 1 to 32 form part of this financial report

COMPANY	Issued Capital $'000	Retained Earnings $'000	Employee Benefits Reserve $'000	Hedging Reserve $'000	Total Equity $'000
Opening balance at 1 July 2005	437,870	(14,338)	308	-*	423,840
Profit for the period	-	43,011	-	-	43,011
Dividends paid	-	(27,650)	-	-	(27,650)
Conversion of executive share options	634	-	-	-	634
Dividends reinvestment scheme	11,707	-	-	-	11,707
Underwrite cash component of dividend	17,437	-	-	-	17,437
Capital raising	120,350	-	-	-	120,350
Rights issue	129,225	-	-	-	129,225
- less transaction costs	(6,042)	-	-	-	(6,042)
Cost of share based payments	-	-	804	-	804
Closing balance at 30 June 2006	711,181	1,023	1,112	-	713,316
Opening balance at 1 July 2006	711,181	1,023	1,112	-	713,316
Profit for the period	-	58,400	-	-	58,400
Dividends paid	-	(37,504)	-	-	(37,504)
Conversion of executive share options	209	-	-	-	209
Dividend reinvestment scheme	17,266	-	-	-	17,266
Underwrite cash component of dividend	9,237	-	-	-	9,237
Gain on cash flow hedges				4,159	4,159
Vesting of performance rights	19	-	(19)	-	-
Transaction costs	(106)	-	-	-	(106)
Share based payments cancelled	-	-	(16)	-	(16)
Cost of share based payments	-	-	1,173	-	1,173
Closing balance at 30 June 2007	737,806	21,919	2,250	4,159	766,134

The accompanying notes numbered 1 to 32 form part of this financial report

Notes to the Financial Report for the year ended 30 June 2007

Note 1: Summary of Accounting Policies

Statement of compliance

The financial report is a general purpose financial report, which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Interpretations, and complies with other requirements of the law. Accounting Standards include Australian equivalents to International Financial Reporting Standards ('A-IFRS'). Compliance with the A-IFRS ensures that the consolidated financial statements and notes of the consolidated entity comply with International Financial Reporting Standards ('IFRS').

The parent entity financial statements and notes also comply with IFRS except for the disclosure requirements in IAS 32 'Financial Instruments Disclosure Presentation' as the Australian equivalent Accounting Standard, AASB 132 'Financial Instruments: Disclosure and Presentation' does not require such disclosures to be presented by the parent entity where its separate financial statements are presented together with consolidated financial statements of the Group

The financial statements were authorised for issue by the directors on 22 August 2007.

Basis of preparation

The financial report has been prepared on the basis of historical cost. Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in Australian dollars, unless otherwise noted.

The company is a company of the kind referred to in ASIC Class Order 98/100, dated 10 July 1998, and in accordance with that Class Order amounts in the financial report are rounded off to the nearest thousand dollars, unless otherwise indicated.

The financial report covers the economic entity of Healthscope Ltd and controlled entities, and Healthscope Ltd as an individual parent entity. Healthscope Ltd is a listed public company, incorporated and domiciled in Australia.

Working Capital Position

The working capital position as at 30 June 2007 for the consolidated entity results in a surplus of current liabilities over current assets of $119.958 million (parent $109.908 million).

The contributing factor to this deficiency is that during the year the company entered into an accounts receivable securitisation facility for $110 million with Westpac Banking Corporation. During the year $78.9 million of receivables were sold to Westpac under this facility and the proceeds from the sale were used to retire non current debt and reduce the overall cost of debt servicing.

The directors continually monitor the group's working capital position including forecast working capital requirements in light of the group's existing debt facility. (refer Note 26)

The following significant accounting policies have been adopted in the preparation and presentation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(a) Principles of Consolidation

The consolidated financial statements comprise the accounts of Healthscope Limited and all of its controlled entities. The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being the company (the parent entity) and its subsidiaries as defined in accounting standard AASB 127 'Consolidated and Separate Financial Statements'. A controlled entity is any entity controlled by Healthscope Limited. Control exists where Healthscope Limited has the capacity to dominate the decision making in relation to the financial and operating policies of another entity so that the other entity operates with Healthscope Limited to achieve the objectives of Healthscope Limited. A list of controlled entities is contained in Note 24 to the accounts. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

On acquisition, the assets, liabilities and contingent liabilities of the subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Where the fair value of the net identifiable assets exceeds the cost of acquisition, the deficiency is credited to profit and loss in the period of acquisition.

The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised

When control of an entity is obtained during a financial year, its results are included in the consolidated income statement from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation. Minority interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

(b) Income Tax

Current Tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by the reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred Tax

Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income or accounting profit. Furthermore, a deferred tax liability is not recognised in relation to taxable temporary differences arising from the initial recognition of goodwill.

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the company/group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period

Current and deferred tax is recognised as an expense or income in the income statement, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for business combination, in which case it is taken into account in the determination of goodwill or excess.

The company and all its wholly owned subsidiaries have implemented the tax consolidation regime from 14 April 2003. All wholly owed entities acquired by the company during the year ended 30 June 2007, joined the Healthscope Limited tax consolidated group.

(c) Inventories

Inventories are measured at the lower of cost, on a first in first out basis, and net realisable value

(d) Receivables

Trade receivables and other receivables are recorded at amortised cost less impairment.

(e) Derecognition of Financial Assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when:

- the rights to receive cash flows from the asset have expired; or
- the consolidated entity retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party; or
- the consolidated entity has transferred its rights to receive cash flows from the asset and either
  - has transferred substantially all the risks and rewards of the asset; or
  - has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(f) Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost less where applicable, any accumulated depreciation.

Freehold land and buildings are measured on the cost basis.

Plant and Equipment are measured on the cost basis.

Note 1: Summary of Accounting Policies (continued)

Depreciation

The depreciable amount of all fixed assets, including buildings and capitalised lease assets, but excluding freehold land is depreciated over their useful lives to the economic entity, commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements. The estimated useful lives, residual values and depreciation method is reviewed at the end of each annual accounting period.

The gain or loss on disposal of all fixed assets, including revalued assets, is determined as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is included in operating profit before income tax of the economic entity in the year of disposal.

The range of depreciation rates used for each class of depreciable assets are:

Class of fixed asset	Depreciation rate
Buildings	2% to 2.5%
Leasehold improvements	2% to 16%
Plant & equipment	10% to 33%
Leased assets	10% to 33%

(g) Goodwill

Goodwill, representing the excess of the cost of acquisition over the fair value of the identifiable net assets acquired, is not amortised, but tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Any impairment loss is recognised immediately in the profit and loss and is not subsequently reversed

Goodwill acquired in a business combination is initially measured at its cost, being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. Goodwill is subsequently measured at its cost less any impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units (CGUs), or groups of CGU's, expected to benefit from the synergies of the business combination. CGUs (or groups of CGUs) to which goodwill has been allocated are tested for impairment annually, or more frequently if events or changes in circumstances indicate that goodwill might be impaired.

If the recoverable amount of the CGU (or group of CGUs) is less than the carrying amount of the CGU (or groups of CGUs), the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or groups of CGUs) and then to the other assets of the CGU (or groups of CGUs) pro-rata on the basis of the carrying amount of each asset in the CGU (or groups of CGUs).

On disposal of an operation within a CGU, the attributable amount of goodwill is included in the determination of the profit or loss on disposal of the operation.

(h) Intangible Assets

Intangible assets acquired in a business combination

All potential intangible assets acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their value can be measured reliably.

Licences

Pathology licences meet the recognition criteria of an intangible asset. The value of the licences has been determined with reference to an independent valuation and in the opinion of the directors the licences do not have a finite useful life. Accordingly the licences have not been subject to amortisation, but tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Any impairment is recognised immediately in the profit and loss and is not subsequently reversed.

Research & Development Costs

Expenditure on research activities is recognised as an expense in the period in which it is incurred. Where no internally-generated intangible asset can be recognised development expenditure is recognised as an expense in the period as incurred.

An intangible asset arising from development (or from the development phase of an internal project) is recognised if, and only if, all of the following are demonstrated:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- the intention to complete the intangible asset and use or sell it;
- the ability to use or sell the intangible asset;
- how the intangible asset will generate probable future economic benefits;

- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangible assets are stated at cost less accumulated amortisation and impairment, and are amortised on a straight-line basis over their useful lives of no longer than 5 years.

(i) Impairment of other tangible and intangible assets

At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash generating unit) is estimated to be less than the carrying amount, the carrying amount of the asset (cash generating unit) is reduced to its recoverable amount. An impairment loss is recognised in the profit or loss immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised in profit or loss immediately.

(j) Acquisition of Assets

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition.

Acquisition of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) as assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under AASB 3 'Business Combinations' are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with AASB 5 'Non-current Assets held for Sale and Discontinued Operations', which are recognised and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

(k) Leased Assets

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are transferred to entities in the consolidated entity are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are depreciated on a straight line basis over their estimated useful lives where it is likely that the economic entity will obtain ownership of the asset or over the term of the lease. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are recognised as an expense on a straight line basis over the lease term, except where another systematic basis is more representative of the time pattern in which the economic benefits from the leased asset are consumed.

Notes to the Financial Report for the year ended 30 June 2007

Note 1: Summary of Accounting Policies (continued)

Lease incentives under operating leases are recognised as deferred income. The aggregate benefits of incentives are recognised as a reduction of rental expense on a straight line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(l) Employee Entitlements

A liability is recognised for benefits accruing to employees in respect of wage and salaries, annual leave and long service leave when it is probable that settlement will be required and are capable of being measured reliably.

Liabilities recognised in respect of employee benefits to be settled within 12 months, are measured at their nominal value, using the remuneration rate expected apply at the time of settlement.

Liabilities recognised in respect of employee benefits which are not expected to be settled within 12 months are measured at the present value of the estimated future cash outflows to be made by the Group in respect of service provided by employees up to reporting date.

(m) Joint Venture Arrangements

Jointly controlled assets and operations

Interests in jointly controlled assets and operations are reported in the financial statements by including the Group's share of assets employed in the jointly controlled ventures, the share of liabilities incurred in relation to the jointly controlled ventures and the share of any expenses incurred in relation to the jointly controlled ventures in their respective classification categories.

Jointly controlled entities

Interests in jointly controlled entities are accounted for under the equity method in the consolidated financial statements and the cost method in the company financial statements.

(n) Investments in Associates

Investments in associates are accounted for under the equity method of accounting in the consolidated financial statements and the cost method in the company financial statements. This is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture.

The financial statements of the associate are used by the Group to apply the equity method. The reporting dates of the associate and the Group are identical and both use consistent accounting policies.

The investment in the associate is carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any impairment in value. The consolidated income statement reflects the Group's share of the results of operations of the associate.

Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this, when applicable, in the consolidated statement of changes in equity.

(o) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investment, that are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value.

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(p) Financial Instruments issued by the Company

Transaction costs on the issue of equity instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

(q) Foreign Currency

Foreign Currency Transactions

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date. Exchange differences are recognised in net profit or loss in the period in which they arise.

On consolidation, the assets and liabilities of the Group's foreign operations (including comparatives) are translated into Australian dollars at exchange rates prevailing on the balance sheet date. Income and expense items (including comparatives) are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed.

(r) Provision for Insurance Claims

The provision is based on the schedule of outstanding claims and the costs have been estimated based on currently available data where the consolidated group has no related insurance policy.

Provisions are determined by discounting expected future cash outflows at a pre-tax rate that reflects current market assessment of the time value of money and when appropriate, the risks specific to the liability

The provision is reviewed at each reporting date and updated for additional information.

(s) Provisions

Provisions are recognised when the Group has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those cashflows.

Onerous contracts

Present obligations arising under onerous contracts are recognised and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

(t) Borrowings

Loans are carried at amortised cost, which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of creditors.

(u) Revenue

Revenue from the rendering of a service is recognised once the service has been provided.

Revenue from a contract to provide services is recognised by reference to the stage of completion of the contract.

Revenue from the sale of goods is recognised when the Group has transferred to the buyer, the significant risks and rewards of ownership of the goods.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates are accounted for in accordance with the equity method of accounting.

(v) Rounding of Accounts

The parent entity has applied the relief available to it under ASIC Class Order 98/100 and accordingly, amounts in the Financial Report and Directors' Report have been rounded to the nearest thousand dollars.

(w) Derivative Financial Instruments

The Group enters into interest rate swaps to manage its exposure to interest rate risk. Further details of derivative financial instruments are disclosed in note 27 to the financial statements.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event, the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as either hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedges), hedges of highly probable forecast transactions (cash flow hedges), or hedges of net investments in foreign operations.

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk. Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated, exercised, or no

Note 1: Summary of Accounting Policies (continued)

longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedged risk is amortised to profit or loss from that date.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss.

Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At the time, any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

(x) Comparative Figures

Where required by Accounting Standards, comparative figures have been adjusted to conform with changes in presentation for the current financial year.

(y) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognized as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables as disclosed in the Balance Sheet are shown inclusive of GST.

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

(i) where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense or

(ii) for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(z) Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in the profit or loss in the period in which they were incurred.

(za) Share based payments

The Group provides benefits to employees (including executive directors) of the Group in the form of equity-based payment transactions, whereby employees render services in exchange for shares or rights over shares.

There are currently two plans in place to provide these benefits:

1. the Executive Option Plan, and
2. the Executive Performance Rights Plan.

The schemes are only available to eligible executive employees. Executive employees are those who take part in management roles within the Group but excludes non-executive directors. The cost of these transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer. In valuing these transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares.

The cost of these transactions is recognised together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award.

(zb) Critical accounting judgements and key sources of estimation uncertainty

In the application of the Group's accounting policies, which are described in Note 1, management is required to make judgements, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis of making the judgements Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Medical Malpractice Insurance

During the year, management performed the regular review of the medical malpractice insurance claims provision across the Group, which is included in the balance sheet at 30 June 2007 at $7,043 thousand.

The provision represents the present value of the estimated future outflow of economic benefits that may be required to be made to meet malpractice claims made against the company.

(zc) Adoption of new and revised Accounting Standards

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to its operations and effective for the current annual reporting period. The adoption of these new and revised Standards and Interpretations has resulted in changes to the Group's accounting policies in the following areas that have affected the amounts reported for the current or prior years:

- financial guarantee contracts (AASB 2005-09 'Amendments to Australian Accounting Standards').

At the date of authorisation of the financial report, the following Standards and Interpretations were in issue but not yet effective:

- AASB 7 'Financial Instruments: disclosures' and consequential amendments to other accounting standards resulting from its issue
  Effective for annual reporting periods beginning on or after 1 January 2007
- AASB 101 'Presentation of Financial Statements' – revised standard
  Effective for annual reporting periods beginning on or after 1 January 2007
- Interpretation 10 'Interim Financial Reporting and Impairment'.
  Effective for annual reporting periods beginning on or after 1 November 2006
- AASB 8 'Operating Segments' and consequential amendments to other accounting standards resulting from its issue
  Effective for annual reporting periods beginning on or after 1 January 2009 – expected to be initially applied in the financial year ending 30 June 2010

The directors anticipate that the adoption of these standards and Interpretations in future periods will have no material financial impact on the financial statements of the company or the Group. The circumstances addressed by Interpretation 10, which prohibits the reversal of certain impairment losses, do no affect either the company's or the Group's previously reported results and accordingly, there will be no impact to these financial statements on adoption of the Interpretation.

The application of AASB 101 (revised), AASB 7 and AASB 2005-10 will not affect any of the amounts recognised in the financial statements, but will change the disclosures presently made in relation to the company's and the Group's financial instruments and the objectives, policies and processes for managing capital. Initial application of AASB 8 will not affect any of the amounts recognised in the financial report, but will change the disclosures presently made in relation to the consolidated entity's financial report. Healthscope Limited has not yet assessed the possible impact on the financial report following the consequential amendments to other accounting standards resulting from the issue of AASB 8.

These Standards and Interpretations will be first applied in the financial report of the Group that relates to the annual reporting period beginning after the effective date of each pronouncement, which will be the company's annual reporting period beginning on 1 July 2007.

Notes to the Financial Report for the year ended 30 June 2007

Note 2: Business and Geographical Segments

	2007 $'000	2006 $'000
Segment Revenue		
Pathology	263,714	233,558
Hospitals	1,101,652	852,432
Analytical	-	29,033
Other	-	88
Total	1,365,366	1,115,111
Segment Results – Earnings before Interest and Tax		
Pathology	32,600	25,262
Hospitals	117,080	86,478
Analytical	-	2,554
Corporate	(7,362)	(6,755)
Total	142,318	107,539
Non-recurring		
Pathology	(7,908)	(999)
Hospitals	13,455	414
Analytical	-	5,577
Total EBIT	147,865	112,531
Interest	(44,700)	(40,439)
Profit for the year before income tax expense	103,165	72,092
Income tax expense	(18,885)	(17,172)
Net Profit for the year	84,280	54,920

	Assets		Liabilities	
Segment assets and liabilities	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Pathology	468,304	421,972	216,387	169,682
Hospitals	1,543,596	1,460,043	772,172	755,004
Analytical	-	-	-	-
Other	-	-	-	-
Total of all segments	2,011,900	1,882,015	988,559	924,686
Unallocated	-	29,017	-	31,033
Eliminations	(393,091)	(363,320)	(172,062)	(139,230)
Consolidated	1,618,809	1,547,712	816,497	816,489

Other segment information	Pathology 2007 $'000	Pathology 2006 $'000	Hospital 2007 $'000	Hospital 2006 $'000	Other 2007 $'000	Other 2006 $'000	Total 2007 $'000	Total 2006 $'000
Equity accounted investments included in segment assets	1,924	1,630	185	185	-	-	2,109	1,815
Acquisition of segment assets	47,450	23,841	141,796	382,548	2,988	3,820	192,234	410,209
Depreciation and amortisation of assets	10,490	8,350	24,776	19,613	-	1,999	35,266	29,962

Geographical Segment	Revenue from external customers 2007 $'000	Revenue from external customers 2006 $'000	Segment assets 2007 $'000	Segment assets 2006 $'000	Acquisition segment assets 2007 $'000	Acquisition segment assets 2006 $'000
Australia	1,317,161	1,062,420	1,956,245	1,848,562	163,185	410,209
New Zealand	17,698	27,752	37,822	20,997	16,799	-
South East Asia	30,507	24,939	17,833	12,456	14,047	-
Unallocated	-	-	-	29,017	-	-
Eliminations	-	-	(393,091)	(363,320)	-	-
	1,365,366	1,115,111	1,618,809	1,547,712	194,031	410,209

The Group's two divisions operate in three principal geographic areas – Australia, New Zealand and South East Asia. The composition of each geographic segment is as follows:

Australia	Hospitals and Pathology
New Zealand	Pathology
South East Asia	Pathology

Note 3: Revenue

An analysis of the Group's revenue for the year is as follows:

	Consolidated 2007 $'000	Consolidated 2006 $'000	Company 2007 $'000	Company 2006 $'000
Revenue from rendering services	1,320,319	1,086,036	534,062	449,893
Rental revenue	13,698	10,546	5,482	4,371
Management Fees	6,666	3,797	6,666	3,797
Other Revenue	24,683	14,732	26,871	9,461
	1,365,366	1,115,111	573,081	467,522
Dividends:				
Dividends and other distributions from controlled entities	-	-	30,378	32,498
	1,365,366	1,115,111	603,459	500,020

Notes to the Financial Report for the year ended 30 June 2007

	Consolidated		Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000

Note 4: Finance Income and Expense

Interest income				
Bank Deposits	945	2,334	693	1,614
Inter-group	-	-	11,973	11,147
Finance income	945	2,334	12,666	12,761
Interest on bank overdrafts and loans	(46,437)	(42,773)	(46,437)	(41,735)
Interest capitalised to qualifying assets	1,092	-	-	-
Interest on obligation under finance leases	(300)	-	(60)	-
Finance costs	(45,645)	(42,773)	(46,557)	(41,735)
Net finance costs	(44,700)	(40,439)	(33,831)	(28,974)

Note 5: Profit for the Year

(a) Gain or Loss

Profit / (loss) for the year has been arrived at after crediting/ charging the following gains and losses:

Gain/(loss) on disposal of property plant and equipment	714	1,999	10	(13)
Gain/(loss) on disposal of business	16,513	5,577	16,513	-
	17,227	7,576	16,523	(13)

Profit for the year includes the following expenses

(b) Other Expenses

Employee Benefits Expense	(624,804)	(517,052)	(268,825)	(224,048)
Medical / Consumable supplies	(185,761)	(149,759)	(73,728)	(59,476)
Prosthetics Expenses	(141,172)	(100,425)	(57,100)	(43,386)
Contractors / consultants	(48,693)	(40,569)	(30,321)	(27,216)
Utilities	(19,251)	(17,586)	(7,799)	(7,383)
Insurance costs	(6,651)	(9,317)	(3,358)	(4,604)
Rent, rates and taxes	(38,423)	(34,136)	(6,077)	(5,934)
Repairs and Maintenance	(17,709)	(15,024)	(8,376)	(7,086)
Printing & stationery	(8,323)	(6,728)	(3,035)	(2,330)
Defined contribution plans	(41,921)	(35,390)	(18,133)	(15,434)
Courier and vehicle	(7,102)	(7,867)	(234)	(193)
Other	(51,013)	(44,947)	(28,651)	(13,809)
Significant expense items:				
– Non Recurring Expenses				
– Redundancies and start up costs - Lab Tests Auckland	(6,073)	-	-	-
– Restructure cost - Other	(4,893)	(2,585)	(3,058)	(1,363)
	(1,201,789)	(981,385)	(508,695)	(412,262)

	Consolidated		Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000

(c) Depreciation / amortisation of property plant & equipment

	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Depreciation of non-current assets				
- buildings	7,035	5,677	4,427	3,415
- leasehold improvements	3,399	3,217	1,204	1,171
- plant and equipment	23,405	19,012	8,644	7,785
- leased plant and equipment	900	1,953	31	53
Total Depreciation	34,739	29,859	14,306	12,424
Amortisation of non-current assets				
- Deferred expenditure	527	103	541	105
Total Depreciation and Amortisation	35,266	29,962	14,847	12,529

(d) Operating Lease rental expenses

	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Minimum lease payments	33,156	30,049	3,811	3,990

(e) Share Based Payment

	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Equity settled share-based payments:	1,173	804	1,173	804

Note 6: Income Tax Expense

Recognised in the income statement

	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Current tax expense comprises				
Current tax expense	31,051	20,442	17,544	11,908
Adjustments recognised in the current year in relation to the current tax of the prior years	(8,210)	-	-	-
	22,841	20,442	17,544	11,908
Deferred tax expense (income)				
Origination and reversal of temporary differences	(3,956)	(4,669)	(11,533)	(7,697)
Total income tax expense in income statement	18,885	17,172	6,011	4,211

Note 6: Income Tax Expense (continued)

	Consolidated		Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Numerical reconciliation tax expense and pre-tax net profit				
Profit from operations	103,165	72,092	64,411	47,222
Income tax using domestic corporation tax rate of 30% (2006:30%)	30,949	21,627	19,323	14,167
Increase in income tax expense due to:				
Non-deductible expenses	1,544	2,045	1,868	-
Effect of tax losses recognised		-		-
Decrease in income tax expense due to:				
Effect on tax rate in foreign jurisdictions (rates decreased)	-	-	-	-
Non-assessable capital profits	(3,527)	(2,245)	(3,527)	(6,683)
Amount allocated to goodwill on acquisition giving rise to deferred tax expense	(300)	(3,572)	-	(3,273)
Other deductible expenses	(1,571)	(683)	(11,653)	-
	27,095	17,172	6,011	4,211
Under / (over) provided in prior years				
Acquisition tax provision adjustment	(8,210)	-	-	-
Income tax expense	18,885	17,172	6,011	4,211
Current tax Liabilities				
Income tax payable	13,986	10,123	1,179	-
Current tax expense	31,051	20,442	17,544	11,908
Movement in deferred tax liabilities	(352)	(7,092)	(12,744)	(11,777)
Movement in deferred tax assets	(3,604)	2,423	1,211	4,080
Tax instalments paid in relation to current year	(13,109)	(5,630)	(4,832)	(4,211)
Income tax payable	13,986	10,123	1,179	-
Current tax liabilities				
Income tax attributable to:				
Parent Entity	1,179	-	1,179	-
Entities in tax consolidated group	11,752	-	11,752	-
Other	1,055	10,123	-	-
	13,986	10,123	12,931	-

CONSOLIDATED	Opening Balance $'000	Charged to Income $'000	Acquisitions / Disposals $'000	Closing Balance $'000
2007 Gross Deferred Tax Liabilities				
Trade and other payables	(357)	212	-	(145)
Property Plant and Equipment	(10,659)	1,212	(3,880)	(13,327)
Inventories	(6,024)	(1,971)	(306)	(8,301)
Other	(3,874)	899	-	(2,975)
	(20,914)	352	(4,186)	(24,748)
2007 Gross Deferred Tax Assets				
Trade and other receivables	981	(452)	-	529
Provisions	21,686	1,376	1,471	24,533
Property Plant and Equipment	2,961	3,828	(1,480)	5,309
Other	3,389	(1,148)	-	2,241
	29,017	3,604	(9)	32,612
2006 Gross Deferred Tax Liabilities				
Trade and other payables	(1,015)	658	-	(357)
Property Plant and Equipment	(20,588)	11,949	(2,020)	(10,659)
Inventories	(3,599)	(3,605)	1,180	(6,024)
Other	(1,964)	(1,910)	-	(3,874)
	(27,166)	7,092	(840)	(20,914)
2006 Gross Deferred Tax Assets				
Trade and other receivables	374	607	-	981
Provisions	12,671	3,911	5,104	21,686
Property Plant and Equipment	7,908	(4,947)	-	2,961
Other	5,383	(1,994)	-	3,389
	26,336	(2,423)	5,104	29,017

Note 6: Income Tax Expense (continued)

COMPANY	Opening Balance $'000	Charged to Income $'000	Acquisitions / Disposals $'000	Closing Balance $'000
2007 Gross Deferred Tax Liabilities				
Trade and other payables	(357)	357	-	-
Property Plant and Equipment	(8,637)	12,411	-	3,774
Inventories	(3,963)	3,963	-	-
Other	(10)	(3,987)	-	(3,997)
	(12,967)	12,744	-	(223)
2007 Gross Deferred Tax Assets				
Trade and other receivables	152	(47)	-	105
Provisions	19,957	(9,282)	-	10,675
Property Plant and Equipment	442	3,396	-	3,838
Other	2,071	4,722	-	6,793
	22,622	(1,211)	-	21,411
2006 Gross Deferred Tax Liabilities				
Trade and other payables	(632)	275	-	(357)
Property Plant and Equipment	(12,457)	15,210	(11,390)	(8,637)
Inventories	(1,422)	(3,721)	1,180	(3,963)
Other	(23)	13	-	(10)
	(14,534)	11,777	(10,210)	(12,967)
2006 Gross Deferred Tax Assets				
Trade and other receivables	87	65	-	152
Provisions	4,596	(2,806)	18,167	19,957
Property Plant and Equipment	1,064	(622)	-	442
Other	2,788	(717)	-	2,071
	8,535	(4,080)	18,167	22,622

Tax Consolidation System

The company and all its wholly-owned Australian resident entities set out in note 24, are part of a tax-consolidated group under Australian taxation law. Healthscope Limited is the head entity of the tax-consolidated group. Tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the member of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the "Group Allocation" approach. Current tax liabilities and assets and deferred tax assets arising from unused tax losses and tax credits of the members of the tax-consolidated group are recognised by the company (as head entity in the tax-consolidated group).

Due to the existence of a tax funding arrangement between the entities in the tax-consolidated group, amounts are recognised as payable to or receivable by the company and each member of the group in relation to the tax contribution amounts paid or payable between the parent entity and the other members of the tax-consolidated group in accordance with the arrangement.

Nature of tax funding arrangement and tax sharing agreement

The head entity, in conjunction with other members of the tax consolidated group, has entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity receivable (payable) equal in amounts to the tax liability (asset) assumed. The inter-entity receivable (payable) is at call.

Contributions to fund the current tax liabilities are payable in accordance with the tax funding arrangement and reflects the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The head entity, in conjunction with other members of the tax-consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

Note 7: Trade and Other Receivables

	Consolidated		Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
CURRENT				
Trade receivables	72,626	141,389	21,260	56,967
Provision for doubtful debts.	(1,968)	(3,313)	(349)	(507)
	70,658	138,076	20,911	56,460
Loan to Adelaide Community Healthcare Alliance Inc.	462	360	462	360
Capitalised contract acquisition costs	465	548	465	500
GST refund	3,751	4,655	2,915	1,040
Other	682	501	-	157
	76,018	144,150	24,753	58,517
NON CURRENT				
Capitalised contract acquisition costs	931	1,143	481	988
Loan to Adelaide Community Healthcare Alliance Inc.	6,916	7,425	6,916	7,425
	7,847	8,568	7,397	8,413

The loans due from the Adelaide Community Healthcare Alliance Inc bear interest at the sum of the bid rate and a commercial credit margin.

The average credit period for the provision of services is 30 days. No interest is charged on the trade receivables. An allowance has been made for estimated irrecoverable trade receivable amounts arising from the past provision of services, determined by reference to past default experience. During the current financial year, the allowance for doubtful debts decreased by $1,345 thousand (2006: decreased by $814 thousand) in the Group and decreased by $158 thousand (2006: increased by $16 thousand) in the company.

During the year $78.9 million of trade receivables were sold to Westpac under the Receivables Securitisation Program established during the year. The proceeds from the sale were used to retire non current debt and reduce the overall cost of debt servicing.

Notes to the Financial Report for the year ended 30 June 2007

	Consolidated		Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000

Note 8: Inventories

CURRENT				
Consumable supplies at cost.	31,151	25,730	12,674	11,877

Note 9: Other Financial Assets

Investments carried at cost:				
NON CURRENT				
Investment carried at cost in subsidiaries (refer Note 24) and associates and joint ventures (refer Note 10)	-	-	777,239	749,152
Amounts receivable from wholly-owned entities	-	-	231,279	236,137
	-	-	1,008,518	985,289
Derivatives that are designated and effective as hedging instruments carried at fair value:				
NON CURRENT				
Interest rate Swaps	4,159	-	4,159	-
	4,159	-	1,012,677	985,289

Note 10: Investments Accounted for Using the Equity Method

Investment in Associates	1,924	1,630	-	-
Interest in jointly controlled entities	185	185	-	-
	2,109	1,815	-	-

Name	Principal Activities	Ownership Interest 2007 %	Ownership Interest 2006 %	Carrying Amount of Investment 2007 $000	Carrying Amount of Investment 2006 $000
Associates:					
Unlisted:					
NM&IG Medical Pty Ltd	Medical Centres	25	25	1,922	1,628
The Mount Cath Lab Pty Ltd	Cardiac catheterisation	50	50	2	2
				1,924	1,630
Jointly Controlled Entities:					
Darwin Cardiac Angiography Laboratory Partnership	Cardiac catheterisation	50	50	185	185
				185	185

Summarised financial information of associates

	Consolidated	
	2007	2006
	$'000	$'000
Financial Position:		
Current assets	1,333	1,686
Non-current assets	4,052	2,391
	5,385	4,077
Current liabilities	(946)	(734)
Non current liabilities	(1,213)	(70)
	(2,159)	(804)
Net Assets	3,226	3,273
Financial Performance:		
Share of associated entity's profit before income tax expense	2,993	1,400
Share of associated entity's income tax expense	(898)	(420)
Share of associated entity's profit after income tax	2,095	980

Summarised financial information in respect of the Group's jointly controlled entities is set out below:

Financial Position:		
Current assets	22	27
Non-Current assets	281	577
	303	604
Current liabilities	(91)	(83)
Non-Current liabilities	-	(56)
	(91)	(139)
Net assets	212	465
Financial Performance:		
Share of jointly controlled entity's profits		
Share of profit before tax	331	301
Income tax expense	(99)	(90)
Consolidated entity's share of jointly controlled entity's net profit	232	211

Notes to the Financial Report for the year ended 30 June 2007

Note 11: Property, Plant and Equipment

	Consolidated		Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
LAND, BUILDINGS AND IMPROVEMENTS				
Licensed Private Hospitals and Associated Properties				
At Cost	476,673	433,009	309,123	268,121
Less Accumulated Depreciation	(23,297)	(17,221)	(13,781)	(10,353)
	453,376	415,788	295,342	257,768
Leasehold				
At Cost	60,517	58,456	22,075	22,578
Less Accumulated Amortisation	(10,707)	(8,076)	(4,442)	(3,643)
	49,810	50,380	17,633	18,935
Total land, buildings and improvements	**503,186**	**466,168**	**312,975**	**276,703**
PLANT AND EQUIPMENT				
Plant and equipment				
At Cost	238,090	169,265	88,781	71,677
Less Accumulated Depreciation	(84,785)	(71,356)	(26,757)	(27,225)
	153,305	97,909	62,024	44,452
Leased Assets	5,596	5,927	213	419
Less Accumulated Depreciation	(2,489)	(3,362)	(210)	(385)
	3,107	2,565	3	34
Total plant and equipment	**156,412**	**100,474**	**62,027**	**44,486**
Total property, plant and equipment	**659,598**	**566,642**	**375,002**	**321,189**

During the year ended 30 June 2007 the group purchased property, plant and equipment to the value of $146.4m (2006: $326.7m) and disposed of property, plant and equipment with a written down value of $18.8m (2006: $11.47m). The purchase price of property, plant and equipment is considered by the directors to at least equate to the market value of the assets at 30 June 2007

The directors believe that the carrying value of property, plant and equipment will be fully recoverable from the assets use and subsequent disposal (refer note 1(i)).

(a) Movements in Carrying Amounts

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year.

CONSOLIDATED	Freehold Land	Buildings	Leasehold Improvements	Plant & Equipment	Leased Plant & Equipment	Total
Cost	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**
Balance at 1 July 2005	35,010	152,659	34,708	150,815	13,495	386,687
Additions	-	6,265	7,210	34,205	-	47,680
Transfers	-	-	985	4,888	(5,873)	-
Disposals	(810)	(2,043)	(7,454)	(33,877)	(2,121)	(46,305)
Additions through acquisition	58,450	183,653	23,084	13,324	473	278,984
Foreign currency exchange	(38)	(137)	(77)	(90)	(47)	(389)
Balance at 30 June 2006	**92,612**	**340,397**	**58,456**	**169,265**	**5,927**	**666,657**
Balance at 1 July 2006	92,612	340,397	58,456	169,265	5,927	666,657
Additions	-	5,690	3,525	71,105	1,272	81,592
Transfers	-	-	-	1,101	(1,101)	-
Disposals	(2,990)	(8,460)	(1,486)	(18,970)	(1,019)	(32,925)
Additions through acquisition	10,000	39,400	-	15,678	512	65,590
Foreign currency exchange	-	25	22	(90)	5	(38)
Balance at 30 June 2007	**99,622**	**377,052**	**60,517**	**238,089**	**5,596**	**780,876**
Accumulated Depreciation						
Balance at 1 July 2005	-	(12,018)	(6,501)	(80,623)	(4,564)	(103,706)
Additions	-	-	(1,110)	-	-	(1,110)
Transfers	-	-	(302)	(1,702)	2,004	-
Disposals	-	448	3,046	30,132	1,214	34,840
Additions through acquisition	-	-	(17)	(226)	(94)	(337)
Other	-	-	-	-	15	15
Depreciation expense	-	(5,677)	(3,217)	(19,012)	(1,953)	(29,859)
Foreign currency exchange	-	26	25	75	16	142
Balance at 30 June 2006	**-**	**(17,221)**	**(8,076)**	**(71,356)**	**(3,362)**	**(100,015)**
Balance at 30 June 2006	-	(17,221)	(8,076)	(71,356)	(3,362)	(100,015)
Additions	-	-	-	-	-	-
Transfers	-	-	-	(818)	818	-
Disposals	-	969	782	11,400	956	14,107
Additions through acquisition	-	-	-	(793)	-	(793)
Depreciation expense	-	(7,035)	(3,399)	(23,405)	(900)	(34,739)
Foreign currency exchange	-	(10)	(14)	187	-	163
Balance at 30 June 2007	**-**	**(23,297)**	**(10,707)**	**(84,785)**	**(2,488)**	**(121,277)**
Carrying Amounts						
At 1 July 2005	35,010	140,641	28,207	70,192	8,931	282,981
At 30 June 2006	92,612	323,176	50,380	97,909	2,565	566,642
At 1 July 2006	92,612	323,176	50,380	97,909	2,565	566,642
At 30 June 2007	99,622	353,755	49,810	153,304	3,108	659,598

Note 11: Property, Plant and Equipment (continued)

COMPANY	Freehold Land	Buildings	Leasehold Improvements	Plant & Equipment	Leased Plant & Equipment	Total
Cost	$'000	$'000	$'000	$'000	$'000	$'000
Balance at 1 July 2005	25,120	98,220	22,060	47,063	424	192,887
Additions	-	5,836	497	9,615	-	15,948
Transfers	-	-	-	-	-	-
Disposals	-	-	-	(545)	-	(545)
Additions through acquisition	33,200	105,745	21	15,544	-	154,510
Other	-	-	-	-	(5)	(5)
Balance at 30 June 2006	**58,320**	**209,801**	**22,578**	**71,677**	**419**	**362,795**
Balance at 1 July 2006	58,320	209,801	22,578	71,677	419	362,795
Additions	-	3,051	169	34,564	-	37,784
Transfers	-	-	-	22	-	22
Disposals	(2,990)	(8,459)	(672)	(17,482)	(206)	(29,809)
Additions through acquisition	10,000	39,400	-	-	-	49,400
Other	-	-	-	-	-	-
Balance at 30 June 2007	**65,330**	**243,793**	**22,075**	**88,781**	**213**	**420,192**
Accumulated Depreciation						
Balance at 1 July 2005	-	(6,938)	(2,472)	(20,051)	(351)	(29,812)
Additions	-	-	-	-	-	-
Transfers	-	-	-	-	-	-
Disposals	-	-	-	611	19	630
Depreciation expense	-	(3,415)	(1,171)	(7,785)	(53)	(12,424)
Balance at 30 June 2006	**-**	**(10,353)**	**(3,643)**	**(27,225)**	**(385)**	**(41,606)**
Balance at 1 July 2006	-	(10,353)	(3,643)	(27,225)	(385)	(41,606)
Additions	-	-	-	-	-	-
Transfers	-	-	-	(1)	-	(1)
Disposals	-	999	405	9,113	206	10,723
Depreciation expense	-	(4,427)	(1,204)	(8,644)	(31)	(14,306)
Balance at 30 June 2007	**-**	**(13,781)**	**(4,442)**	**(26,757)**	**(210)**	**(45,190)**
Carrying Amounts						
At 1 July 2005	25,120	91,281	19,588	27,012	73	163,075
At 30 June 2006	58,320	199,448	18,935	44,452	34	321,189
At 1 July 2006	58,320	199,448	18,935	44,452	34	321,189
At 30 June 2007	65,330	230,012	17,633	62,024	3	375,002

Note 12: Intangibles

CONSOLIDATED	Goodwill $'000	Licences $'000	TOTAL $'000
Balance at 1 July 2005	394,044	91,138	485,182
Additions	280	-	280
Transfers	-	-	-
Disposals	(32,987)	-	(32,987)
Additions through acquisitions	289,951	7,083	297,034
Foreign Exchange	(2,229)	-	(2,229)
Balance at 30 June 2006	**649,059**	**98,221**	**747,280**
Balance at 30 June 2006	649,059	98,221	747,280
Additions	-	-	-
Transfers	-	-	-
Disposals	-	-	-
Additions through acquisitions	46,743	-	46,743
Foreign Exchange	-	-	-
Balance at 30 June 2007	695,802	98,221	794,023

Allocation of goodwill to cash-generating units

The allocation of goodwill for impairment testing purposes is to three individual cash-generating units. The recoverable amounts of these cash-generating units are based on similar key assumptions and the aggregate carrying amount of goodwill allocated to those units is provided below

	2007 $'000	2006 $'000
Hospital Operations – Australia	342,062	310,614
Pathology Operations – Global	353,740	338,445
	695,802	649,059

The recoverable amount of each cash-generating unit is the net present value of the future cash flows of the cash generating unit. Recoverable amounts have been determined using:

- 2007/2008 management approved profit and loss and cashflow budgets for each cash generating unit;
- inherent growth factors consistent with current performance;
- prevailing market based discount rates for both the Group's debt and equity instruments.

Management believes that any reasonable possible change in the key assumptions, on which recoverable amount has been assessed would not cause any excess of recoverable amount in any of the cash generating units described above.

Note 13: Trade and Other Payables

	Consolidated		Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
CURRENT				
Trade creditors	54,752	43,846	43,258	30,057
Sundry creditors and accruals	73,564	72,890	40,101	38,524
	128,316	116,736	83,359	68,581

The average credit period on purchases of goods 30 days. No interest is charged on the trade payables. The Group has financial risk management policies in place to ensure that all payables are paid within the credit timeframe.

Note 14: Deferred Purchase Consideration

CURRENT				
Deferred purchase consideration	1,018	-	1,018	-
NON CURRENT				
Deferred purchase consideration	5,522	-	5,522	-

The Non-current portion of the deferred consideration has been discounted to the present value using discount rate 6.4% (BBSY)

Note 15: Borrowings

CURRENT				
Bank Overdrafts	-	-	1,378	-
Loan facility advance	15,000	-	15,000	-
Hire purchase facility	6,535	5,915	6,535	5,915
Lease liability	1,173	1,159	87	5
	22,708	7,074	23,000	5,920
NON-CURRENT				
Loan facility advances	530,000	577,000	530,000	577,000
Lease liability	4,477	1,974	733	-
	534,477	578,974	530,733	577,000

The loan facility advances and bank overdraft of the parent entity and controlled entities are secured by a first registered fixed and floating charge over the assets of the parent entity and all Australian & New Zealand controlled entities. (Refer Note 24)

A syndicated facility of $550 million, along with a further advance facility of $50 million remain in place.

Note 16: Provisions

	Consolidated		Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
CURRENT				
Employee Benefits (i)	65,252	59,468	28,566	28,298
Termination of Mersey Contract	-	250	-	250
Provision arising as at acquisition date	-	2,758	-	-
Medical Malpractice Insurance	7,043	11,174	7,043	10,874
Lab Tests Auckland restructuring	3,799	-	-	-
Onerous lease contracts	456	53	-	-
	76,550	73,703	35,609	39,422
NON-CURRENT				
Employee Benefits	8,916	8,965	3,967	3,717
Onerous lease contracts	256	-	-	-
	9,172	8,965	3,967	3,717

	Termination of Mersey Contract	Provision arising as at acquisition date	Medical Malpractice Insurance[ii]	Lab Test Auckland restructuring [iii]	Onerous lease contracts[iv]
	$'000	$'000	$'000	$'000	$'000
Consolidated					
Balance as of 1/07/06	250	2,758	11,174	-	53
Additional provisions recognised	-	-	1,040	3,799	659
Reductions arsing from payments/other sacrifices of future economic benefits	(250)	-	(1,100)	-	-
Reductions resulting from re-measurement or settlement without cost	-	(2,758)	(4,071)	-	-
Balance at 30 June 2007	-	-	7,043	3,799	712
Current	-	-	7,043	3,799	456
Non current	-	-	-	-	256
			7,043	3,799	712
Company					
Balance as at 1/7/06	250	-	10,874	-	-
Additional provisions recognised	-	-	1,040	-	-
Reductions arsing from payments/other sacrifices of future economic benefits	(250)	-	(1,100)	-	-
Reductions resulting from re-measurement or settlement without cost	-	-	(3,771)	-	-
Balance at 30 June 2007	-	-	7,043	-	-
Current	-	-	-	-	-
Non current	-	-	7,043	-	-
	-	-	7,043	-	-

Notes to the Financial Report for the year ended 30 June 2007

Note 16: Provisions (continued)

(i) The current provision for employee entitlements includes $32,346 thousand (company $19,294 thousand) of annual leave and vested long service leave entitlements accrued but not expected to be taken within 12 months (2006: $28,916 thousand and $19,076 thousand for the Group and company respectively).

(ii) The provision for medical malpractice insurance, represents the present value of the estimated future outflow of economic benefits that may be required to be made to meet malpractice claims made against the company

(iii) The provision for LabTest Auckland restructuring represents restructure costs expected to be incurred in the next 12 months.

(iv) The provision for onerous lease contracts represents the present value of the future lease payments that the Group is presently obligated to make under non-cancellable onerous operating lease contracts, less revenue expected to be earned on the lease including estimated future sub-lease revenue, where applicable. The estimate may vary as a result of changes in the utilisation of the leased premises and sub-lease arrangement where applicable. The unexpired term of the leases range from 2 to 3 years.

Note 17: Issued Capital

	Consolidated		Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Paid-up capital				
237,675,018 (2006 - 232,305,829)				
Fully paid ordinary shares	737,806	711,181	737,806	711,181
	737,806	711,181	737,806	711,181
(a) Ordinary Shares				
At the beginning of the reporting period	711,181	437,870	711,181	437,870
400,000 on 29 August 2005		418		418
100,000 on 3 September 2005		216		216
20,750 on 9 September 2005		120,350		120,350
1,225,000 on 9 September 2005		7,685		7,685
955,722 on 26 September 2005		5,312		5,312
25 338,148 on 16 November 2005		129,225		129,225
1,714 483 on 4 April 2006		6,395		6,395
2,566,327 on 6 April 2006		9,752		9,752
1,710,528 on 9 October 2006	8,193		8,193	
1,928,373 on 9 October 2006	9,237		9,237	
100,000 on 6 December 2006	209		209	
7,269 on 18 January 2007	19		19	
1,623 019 on 16 April 2007	9,073		9,073	
Transaction costs arising from the issue of shares	(106)	(6,042)	(106)	(6,042)
	737,806	711,181	737,806	711,181

Changes to the then Corporations Law abolished the authorised capital and par values concept in relation to share capital from 1 July 1998. Therefore, the company does not have a limited amount of authorised capital and issued shares do not have a par value

Note 18: Reserves

(a) Foreign Currency Translation Reserve

The translation reserve comprises all foreign exchange differences arising from, the translation of the financial statements of foreign operations where their functional currency is different to the presentation currency of the reporting entity, as well as from the translation of liabilities that hedge the Company's net investment in a foreign subsidiary.

(b) Employee Benefits Reserve

The employee benefits reserve arises from the grant of shares, options and performance rights to executives under the executive share option scheme and the executive performance rights scheme. Amounts are transferred out of the reserve and into share capital when the options are exercised or the performance rights vest.

Note 19: Earnings Per Share

	Consolidated	
	2007	2006
	Cents per share	Cents per share
Basic earnings per share	35.70	25.00
Diluted earnings per share	35.49	24.89

Basic earnings per share

The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:

	2007	2006
	$'000	$'000
Earnings used in the calculation of basics EPS	84,007	53,702
	2007	2006
	No.	No.
Weighted average number of ordinary shares for the purpose of basic earnings per share	235,330,983	214,774,251

Diluted earnings per share

The earnings used in the calculation of diluted earnings per share is as follows:

	2007	2006
	$'000	$'000
Earnings used in the calculations of diluted EPS	84,007	53,702
	2007	2006
	No.	No.
Weighted average number of ordinary shares used in calculation of basic EPS	235,330,983	214,774,451
Shares deemed to be issued for no consideration in respect of:		
Employee options	143,408	282,419
Performance Rights	1,252,618	727,381
Weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted EPS	236,727,009	215,784,251

Weighted average number of converted, lapsed, or cancelled potential ordinary shares included in the calculation of diluted earnings per share:

	2007	2006
	No.	No.
Options to purchase ordinary shares pursuant to the employee share option plan	43,407	40,847

	Consolidated		Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000

Note 20: Dividends

Recognised Amounts				
Interim fully franked ordinary dividend of 8.5 cents (2006: 7.0 cents) per share franked at a tax rate of 30% (2006: 30%), paid on 16 April 2007.	20,074	15,968	20,074	15,968
Previous year final				
Final fully franked ordinary dividend of 7.5 cents (2005: 6.5 cents) per share franked at the tax rate of 30% (2006: 30%) paid on 26 September 2006.	17,430	11,682	17,430	11,682
	37,504	27,650	37,504	27,650
Unrecognised Amounts				
Fully franked ordinary dividend of 9.0 cents (2006: 7.5 cents) per share payable to shareholders registered on 10 September 2007.	21,391	17,423	21,391	17,423
Balance of the franking account at year end includes franking credits arising from payment of provision for income tax and franking debits arising from payment of dividends.	24,906	21,656		
Impact on franking account balance of dividends not recognised	(9,168)	(7,467)		

Note 21: Commitments for Expenditure

Capital expenditure commitments:

Capital expenditure projects	25,688	12,325	19,150	5,350
Payable:				
- Not longer than 1 year	25,688	12,325	19,150	5,350
- Longer than 1 year but no longer than 5 years	-	-	-	-
	25,688	12,325	19,150	5,350

Note 22: Contingent Liabilities

Estimates of material amounts of contingent liabilities, not provided for in the financial report:

Retirement and termination benefits payable in certain circumstances to executive officers under service agreement.	1,172	1,162	1,172	1,162
The parent entity has given a bank guarantee of $987,000 (2006 - $921,000) to the Work Cover Corporation of South Australia, in order to satisfy certain statutory agreements.	987	921	987	921
The consolidated entity has given bank guarantees of $5,156,000 in respect of property leases.	5,156	647	5,156	191

	Consolidated		Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000

Note 23: Leases

(a) Finance lease commitments:

Minimum future lease payments				
Payable				
- Not later than 1 year	2,068	1,318	160	4
- Later than 1 year but no later than 5 years	4,053	2,215	640	-
- Later than 5 years	320	-	320	-
Minimum lease payments	6,441	3,533	1,120	4
Less future finance charges	(791)	(400)	(300)	-
Present value of minimum lease payments	5,650	3,133	820	4
These commitments represent future payments for various plant and equipment, computer and telephone systems and have been recognised as a liability in the current financial year.				
Present value of minimum lease payments				
Payable				
- Not later than 1 year	1,173	1,159	87	4
- Later than 1 year but no later than 5 years	4,186	1,974	442	-
- Later than 5 years	291	-	291	-
Present value of minimum lease payments	5,650	3,133	820	4
Included in the financial statements:				
Current borrowings (Note 15)	1,173	1,159	87	4
Non current borrowings (Note 15)	4,477	1,974	733	-
Total	5,650	3,133	820	4

(b) Operating lease commitments:

Non-cancellable operating leases contracted for but not capitalised in the financial report				
Payable:				
- Not later than 1 year	22,366	24,475	2,920	2,666
- Later than 1 year but no later than 5 years	48,137	48,328	4,339	10,955
- Later than 5 years	63,920	60,467	5,269	19,540
	134,423	133,270	12,528	33,161

The property leases are non-cancellable leases with varying terms

	Consolidated		Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000

Note 23: Leases (continued)

(c) Joint Venture

	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Finance lease commitments:				
- Not later than 1 year	-	118	-	-
- Later than 1 year but no later than 5 years	-	-	-	-
Minimum lease payment	-	120	-	-
Less future finance charges	-	2	-	-
Total lease liability	-	118	-	-

Note 24: Subsidiaries

Name of Entity	County of Incorporation	% Owned 2007 %	% Owned 2006 %
Parent Entity:			
HEALTHSCOPE LIMITED (i)	Australia		
Subsidiaries			
Healthscope South Australia Pty Ltd (iii) (ii)	Australia	100	100
Healthscope (Tasmania) Pty Ltd (iii) (ii)	Australia	100	100
Healthscope (Tasmania Finance) Pty Ltd (ii)	Australia	100	100
Maybury Craft Pty Ltd (ii)	Australia	100	100
Darwin Private Hospital Pty Ltd (iii) (ii)	Australia	100	100
Australian Hospital Care (Como) Pty Ltd (ii)	Australia	100	100
Australian Hospital Care (Dorset) Pty Ltd (ii)	Australia	100	100
Australian Hospital Care (Knox) Pty Ltd (ii)	Australia	100	100
Australian Hospital Care (Lady Davidson) Pty Ltd (ii)	Australia	100	100
Australian Hospital Care (Ringwood) Pty Ltd (ii)	Australia	100	100
The Victorian Rehabilitation Centre Pty Ltd (ii)	Australia	100	100
Healthscope Investments Pty Ltd	Australia	100	-
Melbourne Hospital Pty Limited	Australia	100	-
P.O.W Hospital Pty Ltd	Australia	100	-
Brisbane Private Hospital Pty Ltd	Australia	100	-
QPH Wickham Pty Ltd	Australia	100	-
Newcastle Private Hospital Pty Ltd	Australia	100	-

Name of Entity	County of Incorporation	% Owned 2007 %	2006 %
GRIBBLES GROUP			
Advanced Medical Technology Pty Ltd (ii)	Australia	100	100
A.C.N 009 076 555 Pty Ltd	Australia	100	100
ATTEB M. Pty Ltd (ii)	Australia	100	100
Clinical Laboratories Pty Ltd	Australia	100	100
FHIC Pty Ltd (ii)	Australia	100	100
General Pathology Laboratories Pty Ltd (ii)	Australia	100	100
Gribbles Molecular Science Pty Ltd	Australia	100	100
Gribbles Administrative Services Pty Ltd (ii)	Australia	100	100
Gribbles DAR. Pty Ltd (ii)	Australia	100	100
Gribbles IP Holdings Pty Ltd (ii)	Australia	100	100
Gribbles Medical Research Pty Ltd (ii)	Australia	100	100
Gribbles Pathology Pty Ltd (ii)	Australia	100	100
Gribbles Services Pty Ltd (ii)	Australia	100	100
Latoi C.A. Pty Ltd (ii)	Australia	100	100
Mazlin Investments Pty Ltd (ii)	Australia	100	100
Medical Marketing Research Pty Ltd (ii)	Australia	100	100
Revesco Investments Pty Ltd (ii)	Australia	100	100
Spectrum Medical Services Pty Ltd (ii)	Australia	100	100
The Gribbles Group Pty Ltd (ii)	Australia	100	100
SKINCARE			
Histoderm Pty Ltd (ii)	Australia	100	100
D F G Clinics Pty Ltd (ii)	Australia	100	100
Skin Alert Pty Ltd	Australia	100	-
DAVIES CAMPBELL & DE LAMBERT			
28-050-049-780 Pty Ltd (ii)	Australia	100	100
43 065 317 106 Pty Ltd (ii)	Australia	100	100
96 002 869 632 Pty Ltd (ii)	Australia	100	100
Davies, Campbell & de Lambert Pty Limited (ii)	Australia	100	100
Medibill Pty Ltd (ii)	Australia	100	100
PATHOLOGY INTERNATIONAL			
Healthscope New Zealand Limited	New Zealand	100	100
Gribbles Pathology NZ Limited	New Zealand	100	100
Gribbles Veterinary Pathology Limited	New Zealand	100	100
Labnet Invermay Limited	New Zealand	100	100
Northland Pathology Laboratory Limited	New Zealand	100	100
Labtests Limited	New Zealand	100	-
Lab Tests Auckland Limited	New Zealand	100	-
Gribbles Pathology (Malaysia) SDN BHD	Malaysia	100	56.9
Gribbles Cytology Services SDN BHD	Malaysia	100	39.8
Gribbles Environmental Health Services SDN BHD	Malaysia	100	100
Gribbles Veterinary Services SDN BHD	Malaysia	100	100
GPM Logistics SDN BHD	Malaysia	100	100
The Gribbles Group (Mauritius) Limited	Mauritius	100	100
Gribbles Pathology (Singapore) Pte Ltd	Singapore	100	56.9
The Medical Laboratory (S) Pte Ltd	Singapore	100	100
Quest Laboratories Pte Ltd	Singapore	100	100
Doctorslab Diagnostics Pte Ltd	Singapore	100	-

Note 24: Subsidiaries (continued)

Name of Entity	County of Incorporation	% Owned 2007 %	% Owned 2006 %
NOVA			
Nova Health Pty Limited	Australia	100	100
Brisbane Waters Administration Pty Ltd (ii)	Australia	100	100
Brisbane Waters Equities Pty Ltd (ii)	Australia	100	100
HCA Holdings (Southport) Pty Ltd (ii)	Australia	100	100
HCA Management Company Pty Ltd (ii)	Australia	100	100
Allamanda Private Hospital Pty Ltd (ii)	Australia	100	100
Pacific Private Hospital Pty Ltd (ii)	Australia	100	100
Allamanda Surgicentre Pty Ltd (ii)	Australia	100	100
Rivercity Private Hospital Pty Ltd (ii)	Australia	100	100
Tweed Surgicentre Pty Ltd (ii)	Australia	100	100

(i) Healthscope Limited is the head entity within the tax consolidated group.

(ii) These companies are part of the tax consolidated group.

(iii) These wholly owned controlled entities have entered into a deed of cross guarantee with Healthscope Limited pursuant to ASIC Class Order 98/1418 and are relieved from the requirement to prepare and lodge audited financial reports

Subsidiaries Deregistered during the Year

Name of Entity	Date of Deregistration	Name of Entity	Date of Deregistration
A.C.N. 091 375 414 Pty Ltd	30/07/2006	MDPH Pty Ltd	27/08/2006
Australian Analytical Laboratories Pty Ltd	30/07/2006	Nova Aged Care Services Pty Ltd	27/08/2006
Australis Health Pty Ltd	27/08/2006	Nova Health (MPH) Pty Ltd	27/08/2006
Brisbane Waters Cardiac Services Pty Ltd	27/08/2006	The Central Coast Private Hospital Pty Limited	27/08/2006
Brisbane Waters Medical Services Pty Ltd	27/08/2006	Endemic Pathology Laboratory Pty Ltd	28/01/2007
Brisbane Waters Operating Suite Pty Ltd	27/08/2006	St Georges Medical Pty Ltd	28/01/2007
Brisbane Waters Wards Pty Ltd	27/08/2006	ACN 065 045 981 Pty Ltd	28/01/2007
Hartwell Private Hospital Pty Ltd	27/08/2006	A.C.N. 093 808 836 Pty Ltd	13/05/2007
HCA Allamanda Private Hospital Pty Limited	27/08/2006	AHC Radiology Pty Ltd	30/06/2007
HCA Hospitals Pty Ltd	27/08/2006	Australian Hospital Care (Northpark) Pty Ltd	30/06/2007
Integrated Health Network Pty Ltd	27/08/2006	Australian Hospital Care (Spare) Pty Ltd	30/06/2007
Longueville Hospital Pty Limited	27/08/2006	Nova Health Operations Pty Ltd	30/06/2007

Deed of Cross Guarantee

The consolidated income statement and balance sheet of the entities listed above and marked(iii), which are party to the deed of cross guarantee, are:

	2007 $'000	2006 $'000
Income Statement		
Revenue	699,305	515,430
Expenses	(575,078)	(421,203)
Share of net profits of associates and joint ventures accounted for using the equity method	-	1,191
Profit before Amortisation, Depreciation, Borrowing costs and Income Tax (EBITDA)	124,227	95,418
Depreciation, amortisation of property, plant and equipment	(16,935)	(14,384)
Profit before Borrowing Costs and Income Tax (EBIT)	107,292	81,034
Finance costs	(46,557)	(41,306)
Profit before income tax expense	60,735	39,728
Income tax expense	(9,368)	(4,762)
Net Profit after income tax	51,367	34,966
Net Profit attributable to members of the parent entity	51,367	34,966
Balance Sheet		
CURRENT ASSETS		
Cash and cash equivalent	-	-
Trade and other receivables	21,908	69,622
Prepayments	8,739	11,402
Inventories	14,352	13,392
ACHA Loan	462	-
Other	-	-
Total current assets	45,461	94,418
NON CURRENT ASSETS		
Receivables	6,964	7,582
Investments accounted for using the equity method	-	696
Property, plant and equipment	418,910	362,745
Investments	764,715	740,799
Amount receivable from related entities	198,058	216,861
Deferred expenditure	-	-
Deferred tax assets	14,495	3,117
Total non current assets	1,403,142	1,331,800
Total assets	1,448,603	1,426,218

Notes to the Financial Report for the year ended 30 June 2007

Note 24: Subsidiaries (continued)

	2007 $'000	2006 $'000
CURRENT LIABILITIES		
Payables	88,134	70,773
Deferred purchase consideration	1,018	-
Interest bearing liabilities	22,996	8,537
Current tax liabilities	1,715	5,340
Provisions	32,384	31,914
Mersey Provision	-	250
Other	7,043	15,291
Total current liabilities	153,290	132,105
NON CURRENT LIABILITIES		
Interest bearing liabilities	530,732	577,000
Deferred purchase consideration	5,522	-
Provisions	4,624	4,304
Total non current liabilities	540,878	581,304
Total liabilites	694,168	713,409
Net assets	754,435	712,809
EQUITY		
Contributed equity	737,806	711,181
Reserves	2,250	1,112
(Accumulated losses) * / Retained earnings	14,379	516
Total equity	754,435	712,809
* Accumulated Losses / Retained earnings		
(Accumulated losses) / Retained earnings at the beginning of the year	516	(6,800)
Net Profit	51,367	34,966
Dividends paid	(37,504)	(27,650)
Retained earnings at the end of the financial year	14,379	516

Note 25: Acquisition of Businesses

Names of Businesses Acquired	Principle Activity	Date of Acquisition	Proportion of Shares Acquired %	Cost of Acquisition $'000
2007 Controlled Entities				
Gribbles (Pathology) Malaysia	Pathology	21/08/06	42.77	8,302
DoctorsLab Diagnostics Pte Ltd	Pathology	12/12/06	100	4,963
Brisbane Private	Private Hospital	12/02/07	100	74,810
Newcastle Private	Private Hospital	01/06/07	100	10,146
Skin Alert	Skin Clinics	20/06/07	100	4,087
Deferred consideration in respect of prior year acquisitions				6,607
				108,915
2006 Controlled Entities				
14 Ex-Affinity Hospitals	Private Hospitals	01/11/05	100	524,245
Davies Campbell de Lambert	Pathology	21/12/05	100	30,725
Primary Care Skin Clinics	Pathology	23/10/05	100	26,936
				581,906

Acquisition of minority interest in Gribbles Pathology (Malaysia) Sdn Bhd.

On 21st August 2006, Healthscope Limited acquired the remaining 42.77% minority interest shareholding in Gribbles Pathology (Malaysia) Sdn Bhd from Berjaya Group Berhad. The purchase consideration was RM23,000,000. Details of the acquisition of the minority interest is as follows.

	$'000
Book value and fair value of assets acquired	4,254
Goodwill arising on acquisition	4,048
	8,302
Consideration	
Cash	(8,250)
Costs associated with acquisition	(52)
Total net consideration paid	(8,302)

Note 25: Acquisition of Businesses (continued)

Acquisition of DoctorsLab Diagnostics Pte Ltd Singapore

On 12th December 2006, Healthscope Limited acquired 100% of DoctorsLab Diagnostics Pte Ltd Singapore. The purchase consideration was $4,963,000 (SGD $5,800,000). Details of the composition of the acquisition is as follows.

	$'000
Book value and fair value assets acquired:	
Cash and cash equivalents	1
Trade receivables	2,143
Inventories	223
Other receivables	35
Property, plant & equipment	65
Trade payables	(357)
Provisions	(566)
Fair value of net assets acquired	1,544
Goodwill arising on acquisition	3,419
	4,963
Consideration:	
Total net consideration paid	(4,963)

Acquisition of Brisbane Private Hospital

On 12 February 2007, Healthscope Limited acquired 100% of the share capital of QPH Wickham Pty Ltd and its wholly owned subsidiary Brisbane Private Hospital Pty Ltd. The purchase consideration was $74,810,000.

Details of the acquisition is as follows:

	Book Value	Fair Value adjustments	Revised Net Assets
	$'000	$'000	$'000
Receivables	6,429	11	6,440
Prepayments	239	-	239
Inventory	1,243	-	1,243
Plant and equipment	7,225	(4,515)	2,710
Property	54,126	(4,726)	49,400
Deferred tax assets	1,073	(392)	681
Payables	(7,467)	1,373	(6,094)
Employee entitlements	(1,926)	60	(1,866)
Provisions	-	(578)	(578)
Deferred tax liabilities	-	(4,576)	(4,576)
Borrowings	(1,511)	-	(1,511)
	59,431	(13,343)	46,088
Less working capital adjustment			(114)
Fair value of net assets acquired			45,974
Goodwill arising on acquisition			28,836
			74,810
Consideration			
Cash net of cash acquired			(71,948)
Costs on acquisition			(2,862)
Total net consideration paid			(74,810)

Acquisition of Newcastle Private Hospital

On 1 June 2007, Healthscope Limited acquired 100% of the share capital of Newcastle Private Hospital Pty Ltd.

The purchase consideration was $16,436,000. Details of the acquisition is as follows:

	Book Value	Fair Value adjustments	Revised Net Assets
	$'000	$'000	$'000
Fair value of net assets			
Receivables	6,367	(250)	6,117
Prepayments	105	-	105
Inventory	867	-	867
Plant and equipment	11,561	(2,182)	9,379
Deferred tax assets	-	720	720
Payables	(4,565)	-	(4,565)
Employee entitlements	(2,157)	-	(2,157)
Provisions	149	-	149
Deferred tax liabilities	-	(260)	(260)
	12,327	(1,972)	10,355
Less working capital adjustment			(85)
Fair value of net assets acquired			10,270
Goodwill arising on acquisition			6,166
			16,436
Consideration			
Cash net of cash acquired			(9,083)
Costs on acquisition			(1,064)
Net cash consideration paid			(10,146)
Deferred settlement			(6,290)
Total net consideration			(16,436)

Notes to the Financial Report for the year ended 30 June 2007

Note 25: Acquisition of Businesses (continued)

Acquisition of Skin Alert Pty Ltd

On 20 June 2007, Healthscope Limited acquired 100% of the share capital of Skin Alert Pty Ltd, which operates a number of skin cancer clinics in Queensland and NSW. The purchase consideration was $4,337,000.

Details of the acquisition is as follows:

	Book Value $'000	Fair Value adjustments $'000	Revised Net Assets $'000
Fair value of net assets			
Cash and cash equivalents	363		363
Inventory	153		153
Plant and equipment	721		721
Deferred tax assets	70		70
Payables	(775)		(775)
Employee entitlements	(94)		(94)
Loans	(2,419)	2,314	(105)
Leases	(270)		(270)
Fair value of net assets acquired	(2,251)	2,314	63
Goodwill arising on acquisition			4,274
			4,337
Consideration			
Cash			1,436
Working capital loan			2,314
Costs on acquisition			337
Total net consideration paid			4,087
Deferred settlement			250
Total consideration			4,337

Note 26: Notes to Cash Flow Statements

(a) Reconciliation of cash and cash equivalents

	Consolidated 2007 $'000	Consolidated 2006 $'000	Company 2007 $'000	Company 2006 $'000
Cash Assets				
Cash and cash equivalents	2,441	9,792	-	1,774
Bank overdraft (refer Note 15)	-	-	(1,378)	-
	2,441	9,792	(1,378)	1,774
Reconciliation of Cash				
Cash at the end of the financial year as shown in the statement of cash flows is reconciled to items in the statement of financial position as follows:				
Cash on hand	-	-	-	-
Cash at bank	2,441	9,792	(1,378)	1,774
	2,441	9,792	(1,378)	1,774

(b) Finance Facilities

	Consolidated 2007 $'000	Consolidated 2006 $'000	Company 2007 $'000	Company 2006 $'000
Major standby arrangements with banks to provide funds and support facilities				
Bank overdraft credit facility	5,000	2,000	5,000	2,000
Cash at bank	2,441	9,792	-	1,774
Amount utilised	-	-	(1,378)	-
Unused credit facility	7,441	11,792	3,622	3,774
Credit facility	600,000	680,000	600,000	680,000
Amount utilised	(545,000)	(577,000)	(545,000)	(577,000)
Unused credit facility	55,000	103,000	55,000	103,000
Receivables securitisation facility	110,000	-	110,000	-
Amount utilised	(78,900)	-	(78,900)	-
Unused credit facility	31,100	-	31,100	-

c) Businesses Acquired

During the financial year, the Group acquired five businesses. The net cash outflow on acquisitions was $102,308 thousand. Refer to Note 25 for further details of these acquisitions.

Note 26: Notes to Cash Flow Statements (continued)

d) Disposal of four hospitals to Healthe Care Australia Pty Ltd

On 1st October 2006, Healthscope Limited divested Dubbo Private Hospital, LaTrobe Private Hospital, North West Private Hospital and The Palm Beach Clinic. The consideration on disposal was $38,349,676. Detail of the disposal is as follows.

	$'000
Contribution to the Group:	
Revenue	10,176
Expenses incurred	(8,953)
EBITDA from operations	1,223
Net Cash inflow on disposal	
Proceeds on sale of business	38,350
Costs incurred in disposal	(1,000)
	37,350
Net Assets Disposed:	
Cash and cash equivalents	3
Trade receivables	4,986
Inventories	1,085
Other receivables	1,736
Property, plant & equipment	18,619
Trade payables	(2,991)
Provisions	(2,601)
Net assets disposed	20,837
Profit on disposal	16,513
Proceeds from the sale of assets	37,350

(e) Reconciliation of cash flow from operations with operating profit after income tax

	Consolidated		Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Operating profit after income tax	84,280	54,920	58,400	43,011
Non-cash flows in operating profit				
- Depreciation and amortisation	35,266	29,962	14,847	12,529
- Unrealised foreign currency losses	(104)	84	-	-
- Dividends received and receivable	-	-	(30,478)	(32,498)
- (Profit)/Loss on sale of property, plant & equipment	(714)	(1,999)	10	(13)
- Loss on write-off of property, plant & equipment	598	-	-	-
- (Profit) on sale of investment	(16,513)	(5,577)	(16,513)	-
- Employee performance rights	1,138	804	1,138	804
Share of profit in joint venture entities	(293)	(1,191)	(1,802)	-
Movement in deferred tax asset	(3,158)	(4,907)	(4,329)	(3,677)
Movement in current tax liability	6,234	8,728	(850)	(4,916)
Movement in deferred taxes liability	(291)	2,969	(2,654)	2,969
Changes in assets and liabilities:				
- Increase / (decrease) to provisions	5,515	880	(334)	5,588
- (Increase)/decrease in receivables	(557)	2,257	(7,590)	(8,003)
- (Increase) in prepayments	(3,958)	(477)	(3,518)	(2,406)
- (Increase) in inventories	(4,709)	(3,499)	(1,913)	(1,635)
- Increase in payables	5,833	1,598	4,059	2,729
Cash flow from operations	108,567	84,552	8,573	14,482

Note 27: Financial Instruments

The directors consider that the carrying amounts of financial assets and liabilities recorded at amortised cost in the financial statements approximates their fair values.

(a) Financial risk management objectives

The Group's Corporate Treasury function provides services to the business, co-ordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyses exposures by degree and magnitude of risks. These risks include market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk.

The Group seeks to minimise the effects of these risks, by using derivative financial instruments to hedge these risk exposures. The use of financial derivative is governed by the Group's policies approved by the board of directors, which provide written principles on foreign exchange risk, interest rate risk, credit risk, the use of financial derivatives and non-derivative financial instruments, and the investment of excess liquidity. Compliance with policies and exposure limits is reviewed by the internal auditors on a regular basis. The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Notes to the Financial Report for the year ended 30 June 2007

Note 27: Financial Instruments (continued)

The Group's activities expose it primarily to the financial risks of changes in interest rates. The Group enters into a number of derivative financial instruments to manage its exposure to interest rate, including:

- interest rate swaps to mitigate the risk of rising interest rates.

There has been no change to the Group's exposure to market risks or the manner in which it manages and measures the risk.

(b) Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

(c) Interest rate risk management

The company and the Group is exposed to interest rate risk as it borrows funds at both fixed and floating interest rates. The risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate borrowings by the use of interest rate swap contracts. Hedging activities are evaluated regularly to align with interest rate views and defined risk appetite; ensuring optimal hedging strategies are applied, by either positioning the balance sheet or protecting interest expense through different interest rate cycles.

Interest rate swap contracts

Under interest rate swap contracts, the Group agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Group to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt held and the cashflow exposures on the issued variable debt held. The fair value of interest swaps at the reporting date is determined by discounting the future cashflows using the interest rate curves at reporting date and the credit risk inherent in the contract, and are disclosed below. The average interest rate is based on the outstanding balances at the start of the financial year. The following table details the notional principal amounts and the remaining terms of interest rate swap contracts outstanding as at the reporting date.

	Average contracted fixed rate		Notional principal amount		Fair Value	
	2007	2006	2007	2006	2007	2006
	%	%	$'000	$'000	$'000	$'000
Less than 1 year	-	-	-	-	-	-
1 to 2 years	5.81	-	330,000	-	4,159	-
2 to 3 years	-	5.81	-	330,000	-	2,527
5 years +	-	-	-	-	-	-
			330,000	330,000	4,159	2,527

The interest rate swaps settle on a quarterly basis. The floating rate on the interest rate swaps is the Australian BBSW. The Group will settle the difference between the fixed and floating interest rate on a net basis.

The interest rate swap contracts exchanging fixed for floating rate interest are designated and effective as fair value hedges in respect of interest rates

Financial Instruments	Floating interest rate		Non-interest bearing		Total carrying amount as per balance sheet		Weighted average interest rate	
	2007	2006	2007	2006	2007	2006	2007	2006
	$'000	$'000	$'000	$'000	$'000	$'000	%	%
(i) Financial Assets								
Trade debtors	-	-	70,658	137,381	70,658	137,381	n/a	n/a
Cash at bank	2,441	9,792	-	-	2,441	9,792	n/a	n/a
Loan to ACHA	7,378	7,785	-	-	7,378	7,785	8.2	7.7
Total financial assets	**9,819**	**17,577**	**70,658**	**137,381**	**80,477**	**154,958**	**n/a**	**n/a**
(ii) Financial Liabilities								
Trade creditors and accruals	-	-	128,316	116,736	128,316	116,736	n/a	n/a
Deferred purchase consideration	6,540	-	-	-	6,540	-	6.4	n/a
Interest bearing liabilities	545,000	577,000	-	-	545,000	577,000	7.6	7.4
Lease liability	5,650	3,133	-	-	5,650	3,133	8.2	10.5
Hire purchase liability	6,535	5,915	-	-	6,535	5,915	3.0	3.3
Total financial liabilities	563,725	586,048	128,316	116,730	692,041	702,784	n/a	n/a

Note 28: Share Based Payments

Executive Share Option Plan

An executive option scheme was in operation whereby Healthscope Limited granted options over the ordinary issued shares of Healthscope Limited to Directors and Executive Officers of the consolidated entity. The options were granted subject to performance hurdles established by the Directors of Healthscope Limited. The options are able to be exercised in three tranches being one, two and three years after issue (or later). In order to be exercised, the market price must be greater than the share price hurdle for ten days in a twenty day period.

The Company undertook a 3 for 4 rights issue on 16 December 2004. Under the rules of the Healthscope Executive Option Plan, this necessitates a recalculation of the exercise price for each option in terms of a specified formula. The result is a 30 cent per option reduction in the exercise price of each option from this date forward. This adjustment has been reflected in all the figures presented below.

The Company undertook a further 1 for 8 rights issue on 16th November 2005. Under the rules of the Healthscope Executive Option Plan, this necessitates a recalculation of the exercise price for each option in terms of a specified formula. The result is a reduction in the exercise price per option of 7 cents from this date forward. This adjustment has been reflected in all the figures presented below.

Note 28: Share Based Payments (continued)

Information with respect to the number of options granted is as follows:

	2007		2006	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance at beginning of year	200,001	1.88	700,001	1.46
- issued (i)	-	-	-	-
- exercised (ii)	(100,000)	2.09	(500,000)	1.27
- lapsed (iii)	-	-	-	-
Balance at end of year (iv)	100,001	1.68	200,001	1.88
Exercisable at end of year	100,001	1.68	100,000	1.68

(i) Options granted during the reporting period:

No Options were granted during the year ended 30 June 2006 or the year ended 30 June 2007.

(ii) Options Exercised

The following table summarises information about the options exercised during the year ended 30 June 2007.

Number of Options	Grant Date	Expiry Date	Weighted Average Exercise Price $	Proceeds from shares issued $	Number of shares issued	Share Issue Date	Fair Value of shares issued $
100,000	03/09/2003	30/09/2006	2.09	209,000	100,000	06/12/06	5.40

The following table summarises information about options exercised during the year ended 30 June 2006:

Number of Options	Grant Date	Expiry Date	Weighted Average Exercise Price $	Proceeds from shares issued $	Number of shares issued	Share Issue Date	Fair Value of shares issued $
66,667	28/09/1999	28/08/2010	0.03	2,000	66,667	29/08/2005	5.53
66,666	28/09/1999	28/08/2011	0.03	2,000	66,666	29/08/2005	5.53
66,667	28/09/1999	28/08/2012	0.03	2,000	66,667	29/08/2005	5.53
66,666	11/02/2002	28/08/2013	2.06	137,332	66,666	29/08/2005	5.53
66,667	11/02/2002	28/08/2014	2.06	137,334	66,667	29/08/2005	5.53
66,667	11/02/2002	28/08/2014	2.06	137,334	66,667	29/08/2005	5.53
100,000	3/09/2003	3/09/2015	2.16	216,000	100,000	03/09/2005	5.77
500,000				634,000	500,000		

The fair value of shares issued during the reporting period is considered to be the market price of shares of Healthscope Limited on the ASX as at the close of trading on their respective issue dates.

(iii) Options Lapsed

No options lapsed in the financial years ended 30 June 2007 and 30 June 2006.

(iv) Options held as at the end of the reporting period

The following table summarises information about options held as at 30 June 2007:

Number of Options	Grant Date	Vesting Date	Expiry Date	Weighted Average Exercise Price $	Share Price Hurdle $
33,333	28/08/2001	28/08/2002	28/08/2012	1.68	2.56
33,334	28/08/2001	28/08/2003	28/08/2013	1.68	2.77
33,334	28/08/2001	28/08/2004	28/08/2014	1.68	2.97
100,001				1.68	

(v) Fair Value of Options:

The fair value of each option is estimated on the date of grant using the Binomial lattice method which takes account of factors including the option exercise price, the level and volatility of the underlying share price, the risk free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option.

The resulting weighted average fair values per option as at grant date for all options are:

Number of Options	Grant Date	Vesting Date	Fair Value $
33,333	28/08/2001	28/08/2002	0.814
33,334	28/08/2001	28/08/2003	0.814
33,334	28/08/2001	28/08/2004	0.814
100,001			

(vi) Executive Performance Rights

An executive performance rights plan was established to provide an incentive to key senior employees to deliver superior long-term performance. Under the plan rules, Healthscope Limited issues "rights to acquire shares" to selected executives and members of management. These rights give the recipient the right, but no obligation, to take up shares in the Company. This opportunity normally arises after the first performance measurement date, provided the performance condition has been satisfied. No exercise price is payable in order to exercise the right.

The performance hurdle for the rights issued in FY2005 and FY2006, is a set level of real growth in the Company's Earnings Per Share. The performance hurdle requirement is that the average annual Earnings per share growth (before non-recurring items) of Healthscope Limited from 30 June 2004 to the respective measurement date is at least equal to the movement in the Australian Consumer Price Index ("CPI") plus 4% per annum over the same period.

For the executive performance rights issued in and for the FY2007, the performance hurdle is split equally between a Total Shareholder Return (TSR) performance condition and an Earnings Per Share (EPS) performance condition.

The performance rights issued in and for the FY2007 are split into two equal tranches, and each tranche will vest (i.e. become exercisable) only if the performance condition attached to that tranche is met, namely:

- Tranche A – the Performance Condition requires the TSR ranking of the Company over the vesting period to be equal to, or greater than, the 75th percentile in ranking against a comparator group of companies selected from the ASX 200 excluding resources and financial companies. Partial (50%) vesting will be achieved if the TSR ranking is equal to the 51st percentile, with pro rata vesting achieved if the ranking is between the 51st and 75th percentiles.
- Tranche B – the Performance Condition requires that the average annual percentage compound growth over the vesting period in the Company's Earnings Per Share, must equal or exceed 10% per annum, compounded annually.

Note 28: Share Based Payments (continued)

A right to take up a share vests and becomes exercisable after the performance hurdle has been satisfied. The performance under the hurdle is measured at the third anniversary date of the Grant Date, and if not satisfied, as at the half and full year ends up to the expiry date which is the fifth anniversary of the grant date. The performance rights will lapse if not exercised by the expiry date

Information with respect to the number of rights granted is as follows:

	2007 Number	2006 Number
Balance at the beginning of the year	727,381	317,062
- Number issued on 1 July 2005	-	437,277
- Number issued on 1 July 2006	541,970	-
- Rights cancelled due to termination of employment	(9,464)	(26,958)
- Rights vested	(7,269)	-
Balance at 30 June 2007	1,252,618	727,381
Exercisable at 30 June 2007	-	-

Rights held at the end of the reporting period

Number of Rights	Grant Date	Vesting Date	Expiry Date
170,499	01/07/2004	01/07/2007	30/06/2009
113,751	29/10/2004	01/07/2007	30/06/2009
426,398	01/07/2005	01/07/2008	30/06/2010
541,970	01/07/2006	01/07/2009	30/06/2011
1,252,618			

Fair Value of Performance Rights

The fair value of each right is estimated on the date of grant using the Black-Scholes model for the 2004 rights and Binomial lattice model for 2005 and 2006 rights and Monte Carlo simulation method for 2007 rights, which takes account of factors including the level of volatility of the underlying share price, dividend yield, current share price, life of the performance right, the risk free interest rate and the exercise price.

The fair value per performance right at grant date has been determined to be, by reference to an independent valuation, $2.42 for the right issued in 2005, $3.79 for the right issued in 2006 and $2.23 for the right issued in 2007.

Note 29: Key Management Personnel Compensation

(a) Equity Interests in Related Parties

Equity Interests in Controlled Entities

Details of the percentage of ordinary shares held in controlled entities are disclosed in note 24 to the financial statements.

Equity Interests into Jointly Controlled Entities

Details of interests in joint ventures are disclosed in note 10 to the financial statements.

(b) Key Management Personnel Remuneration

The aggregate compensation made to key management personnel of the company and the Group is set out below:

	Consolidated		Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Short term employment benefits	3,839,851	2,693,310	3,839,851	2,693,310
Post-employment benefits	237,790	171,945	237,790	171,945
Share based payments	647,703	513,362	647,703	513,362
	4,725,344	3,378,617	4,725,344	3,378,617

(c) Details of Key Management Personnel

Mr H Kevin McCann	(Chairman, non-executive director)
Ms Linda B Nicholls	(Deputy Chairman, non-executive director)
Mr Richard A F England	(Non-executive director)
Mr Ron B Evans	(Non-executive director), passed away 9 March 2007
Dr Ziggy E Switkowski	(Non-executive director)
Mr David Evans	(Non-executive director), appointed 30 April 2007
Mr Bruce R Dixon	(Managing Director)
Mr Joe J Czyzewski	(Chief Financial Officer)
Ms Vita Pepe	(Chief Operating Officer)
Mr A J Matthew Egan	(Director Pathology and Corporate Strategy)

(d) Key Management Equity Holdings

Fully Paid Ordinary Shares in Healthscope Limited

	Balance 01/07/2006	On-Market Purchases	Received on exercise of options	Dividend Reinvestment Plan	Net other changes	Balance 30/06/2007
Directors						
H K McCann	1,387,244					1,387,244
LB Nicholls	142,384	10,000		1,981		154,365
B R Dixon	1,576,012					1,576,012
R A F England	115,069					115,069
R B Evans	18,921,735				(18,921,735)	-
D Evans	-				18,921,735	18,921,735
Z E Switkowski	30,000	100,000				130,000
Executives						
J J Czyzewski	210,000		100,000			310,000
V Pepe	961,948			22,795		984,743
A J M Egan	-					-
	23,344,392	110,000	100,000	24,776	-	23,579,168

Note 29: Key Management Personnel Compensation (continued)

	Balance 01/07/2005	On-Market Purchases	Received on exercise of options	Dividend Reinvestment Plan	Net other changes	Balance 30/06/2006
Directors						
H K McCann	1,366,437				20,807	1,387,244
L B Nicholls	124,880			1,814	15,690	142,384
B R Dixon	1,544,737	25,000		213	6,062	1,576,012
R A F England	111,646			3,423	-	115,069
P B Evans	18,821,735				100,000	18,921,735
D Evans	-					-
Z E Switkowski	-	30,000				30,000
Executives						
J J Czyzewski	110,000		100,000			210,000
V Pepe	879,290			21,090	61,568	961,948
A J M Egan	-					-
	22,958,725	55,000	100,000	26,540	204,124	23,344,392

Executive Options in Healthscope Limited

	Balance 01/07/2006 No	Granted No	Exercised No	Balance 30/06/07 No	Balance Vested No	Vested during year No
J J Czyzewski	100,000	-	(100,000)	-	-	-

	Balance 01/07/2005 No	Granted No	Exercised No	Balance 30/06/06 No	Balance Vested No	Vested during year No
J J Czyzewski	200,000	-	(100,000)	100,000	-	100,000

Executive Performance Rights in Healthscope Limited

	Balance at 01/07/06 No	Granted No	Exercised No	Balance at 30/06/07 No	Balance vested at 30/6/07 No	Vested during year No
B R Dixon	238,751	192,307	-	431,058	-	
J J Czyzewski	45,296	25,641	-	70,937	-	
V Pepe	42,761	25,641	-	68,402	-	
A J M Egan	100,000	-	-	100,000	-	

	Balance at 01/07/05 No	Granted No	Exercised No	Balance at 30/06/06 No	Balance vested at 30/6/06 No	Vested during year No
B R Dixon	113,751	125,000	-	238,751	-	
J J Czyzewski	24,219	21,277	-	45,496	-	
V Pepe	21,484	21,277	-	42,761	-	
A J M Egan	100,000	-	-	100,000	-	

(e) Transactions within the wholly owned group

The wholly owned group includes:

- The ultimate parent entity in the wholly-owned group;
- Wholly owned controlled entities; and
- Other entities in the wholly owned group.

The ultimate parent entity in the wholly owned group is Healthscope Limited.

During the 2003/04 financial year, the directors elected for wholly-owned Australian entities within the group to be taxed as a single entity from 14 April 2003.

Note 30: Related Party Transactions

Transactions with other related parties

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

	Consolidated		Company	
	2007	2006	2007	2006
i) Director related entities	$	$	$	$
Underwriting fees, structuring fees and management fees paid to Macquarie Equity Capital Markets Limited (MECML), a member of the Macquarie Bank Group. Mr H K McCann is a non executive Director of Macquarie Bank Limited. Mr McCann did not participate in the decision to engage MECML. Fees were agreed on arms length basis by management and the Board in the absence of Mr McCann.	-	4,108,540	-	4,108,540
Fees paid to Spotless Services Limited, a service provider to the health sector at normal commercial rates. Mr R B Evans was a non-executive Director of Spotless Services Limited until he passed away on 9 March 2007. Spotless is one of a number of service providers to the Company. Contracts were negotiated by Management and Mr Evans did not participate in the decision to acquire services from Spotless.	10,772,459	7,488,496	10,772,459	7,488,496
Fees paid to Clifford Hallam Healthcare, a supplier of medical supplies to the health sector at normal commercial rates. Mr R A F England became a non executive director of Clifford Hallam Healthcare in June 2005. Clifford Hallam Healthcare is one of a number of suppliers to the Company. Contracts were negotiated by Management and Mr England was not involved in the decision to acquire services from Clifford Hallam Healthcare.	25,838,502	10,717,839	25,838,502	10,714,673
Fees paid to St George Bank as a participant in the Group's banking syndicate. Mrs Nicholls has been a non-executive director of St George Bank since August 2002, and Mr England since September 2004.	7,054,011	5,678,684	7,054,011	5,678,684

Notes to the Financial Report for the year ended 30 June 2007

Note 31: Auditors' Remuneration

	Consolidated		Company	
	2007	2006	2007	2006
	$	$	$	$
Remuneration of the auditors of the parent entity for:				
- audit or review of the financial report	575,000	565,000	575,000	565,000
other services				
- Accounting assistance	95,313	6,990	95,313	6,990
	670,313	571,990	670,313	571,990
Other Auditors (KPMG) – Auditing of overseas subsidiaries	69,267	91,917	-	-
	739,580	663,907	670,313	571,990

Note 32: Subsequent Events

There are no material events subsequent to balance date.

Healthscope

Directors' Declaration

In accordance with a resolution of the directors of Healthscope Limited, I state that:

(1) In the opinion of the directors:

(a) the financial statements and notes of the company and of the consolidated entity as set out on pages 29 to 82 are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the disclosing entity will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2007.

(3) In the opinion of the directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in note 24 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee.

(4) The Deed of Cross Guarantee has been entered into by the parties identified in note 24 to take advantage of the relief from accounting requirements available through Class Order 98/1418 issued by the Australian Securities and Investment Commission, and at the date of the declaration the company and the controlled entities identified in note 24 are within the classes of companies effected by this class order.

On behalf of the Board



B R Dixon
Managing Director

Dated: 22 August 2007, Melbourne, Victoria.

Independent Auditor's Report

DTT Victoria

DTT Victoria
ABN [illegible]

[illegible] Street
Melbourne VIC 3000
GPO Box [illegible]
Melbourne VIC 3001
DX 111
Tel: +61 3 [illegible] 7000
Fax: +61 3 [illegible] 7001
www.deloitte.com.au

Independent Auditor's Report to the Members of Healthscope Limited

Report on the Financial Report and AASB 124 Compensation Disclosures in the Directors' Report

We have audited the accompanying financial report of Healthscope Limited, which comprises the balance sheet as at 30 June 2007, and the income statement, cash flow statement and statement of changes in equity for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year as set out on pages 29 to 83.

We have also audited the compensation disclosures contained in the directors' report. As permitted by the *Corporations Regulations 2001*, the company has disclosed information about the compensation of key management personnel ("compensation disclosures"), as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard AASB 124 *Related Party Disclosures* ("AASB 124"), under the heading "remuneration report" on pages 15 to 23 of the directors' report, and not in the financial report.

The Directors' Responsibility for the Financial Report and the AASB 124 Compensation Disclosures Contained in the Directors' Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. The directors are also responsible for the compensation disclosures contained in the directors' report. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the consolidated financial statements and notes comply with International Financial Reporting Standards.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report and compensation disclosures contained in the directors' report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and the compensation disclosures comply with AASB 124.

Liability limited by a scheme approved under Professional Standards Legislation.
DTT Victoria has changed its name from BDT and is a continuation of that Victorian partnership. The partners of DTT Victoria have also joined the Australian partnership of Deloitte Touche Tohmatsu.
[illegible] effective from 14 August 2006

DTT Victoria

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the compensation disclosures contained in the directors' report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the compensation disclosures contained in the directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the compensation disclosures contained in the directors' report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the compensation disclosures contained in the directors' report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

[illegible] Independence Declaration

In conducting our audit we have complied with the independence requirements of the *Corporations Act 2001*.

In our opinion:

(a) the financial report of Healthscope Limited is in accordance with the *Corporations Act 2001*, including:
  - (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and
  - (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) the consolidated financial statements and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

[illegible] on the AASB 124 Compensation Disclosures Contained in the Directors' Report

In our opinion, the compensation disclosures that are contained on pages 15 to 23 under the heading "[illegible] report" of the directors' report, comply with paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard AASB 124 *Related Party Disclosures*.

DTT Victoria

DTT VICTORIA
Chartered Accountants



Craig Bryan
Partner
Melbourne, 22 August 2007

[illegible] by a scheme approved under Professional Standards Legislation
DTT [illegible] has changed its name from BDO and is a continuation of that Victorian partnership. The partners of DTT Victoria have [illegible] partnership of Deloitte Touche Tohmatsu
[illegible] effect from 14 August 2006.

Shareholder Information

Additional Stock Exchange information as at 31 July 2007

Shareholdings – as at 31 July 2007

(a) Distribution of Shareholders Number

Size of holding	Number of ordinary Shareholders
1-1,000	2,974
1,001 – 5,000	7,132
5,001 – 10,000	1,802
10,001 – 100,000	1,030
100,001 – and over	120

(b) The number of shareholdings held in less than marketable parcels is 261.

(c) Voting rights – each share is entitled to one vote.

(d) The names of the 20 largest Shareholders as at 31 July 2007 are:

Name	No. of Ordinary Shares held	% held of issued shares
1. RBC Dexia Investor Services Australia Nominees Pty Ltd	22,164,664	9.33
2. National Nominees Ltd	20,400,498	8.58
3. Cogent Nominees Pty Limited	13,999,281	5.89
4. HSBC Custody Nominees Ltd	12,379,086	5.20
5 ANZ Nominees Limited	12,256,541	5.16
6. J P Morgan Nominees Australia Pty Ltd	12,234,264	5.15
7. Citicorp Nominees Pty Ltd	10,385,444	4.37
8. Queensland Investment Corporation	7,432,693	3.13
9. Corkery Pty Ltd	7,325,230	3.08
10. Estate of Mr Ronald Barry Evans	5,504,237	2.31
11. Zonda Investments Pty Ltd	3,188,897	1.34
12. Warbont Nominees Pty Ltd	2,198,301	0.92
13. Sandhurst Trustees Ltd	1,832,273	0 77
14. Zonda Pty Ltd	1,530,967	0.64
15. Mr Bruce Robert Dixon	1,467,475	0.62
16. Dene Nominees Pty Ltd	1,436,600	0.60
17. Mirrabooka Investment Ltd	1,426,274	0.60
18. UBS Nominees Pty Ltd	1,420,207	0.60
19. BEC Equities Pty Ltd	1,372,404	0.58
20. AMP Life Limited	1,356,440	0.57
	141,311,776	59.46

(e) The names of the substantial shareholders listed in the Company's register as at July 2007 are:

Name	No. of ordinary shares held	% held of issued shares
1. Perpetual Trustees	34,246,860	14.41
2. AMP Ltd	25,410,605	10.69
3. Cooper Investors Pty Ltd	19,825,898	8.34
4. BEC Equities Pty Ltd	18,921,735	7.96

Stock Exchange listing

Quotation has been granted for all the ordinary shares of the Company on all member exchanges of the Australian Stock Exchange Limited.

Company Details

The registered office of the Company is:

Healthscope Limited
Level 1
407 Royal Parade
Parkville, Vic. 3052.

Five Year Historical Summary

2003 to 2007 financial performance

	Units	(1) 2003	(1) 2004	(2) 2005	(2) 2006	(2) 2007
Total Revenue	$'000	245,057	364,282	534,767	1,122,687	1,382,593
Total Revenue excl Prosthetic revenue	$'000	233,897	341,565	506,153	1,020,393	1,240,665
EBITDA	$'000	26,983	36,542	67,947	142,493	183,131
EBIT	$'000	20,283	27,366	51,128	112,531	147,865
Profit before Tax	$'000	16,902	23,822	33,758	72,092	103,165
Profit after Tax	$'000	12,646	18,149	27,848	54,920	84,280
EBITDA (before non-recurring items)	$'000	25,483	33,343	65,906	137,502	177,584
EBIT (before non-recurring items)	$'000	18,783	24,167	49,087	107,540	142,318
Profit before Tax (before non-recurring items)	$'000	15,402	20,623	31,717	67,101	97,618
Profit after Tax (before non-recurring items)	$'000	11,596	15,589	25,807	49,929	68,662
Operating Cashflow	$'000	14,482	27,932	33,988	84,552	108,567
Operating Cashflow / EBITDA	%	53.7	76.4	50.0	59.3	59.3
Operating Cashflow / EBITDA (before non-recurring items)	%	56.8	83.8	51.6	61.5	61.1
Operating Cashflow less Tax & Interest / EBITDA	%	85.0	52.7	79.4	95.1	92.8
Operating Cashflow less Tax & Interest / EBITDA (before non-recurring items)	%	90.0	57.8	81.8	98.6	95.7
Capital Expenditure	$'000	8,132	13,212	21,276	46,569	52,330
Capital Expenditure - Acquisition	$'000	12,604	23,380	381,253	581,906	108,915
Total Assets	$'000	238,155	271,015	917,270	1,547,712	1,622,968
Net Debt	$'000	47,400	46,285	327,821	576,256	554,744
Shareholders Equity	$'000	123,989	136,985	431,996	731,223	806,471
Dividends per share	cents	8.50	10.50	12.50	14.50	17.50
Key Ratios						
Earnings per share	cents	14.93	19.73	20.90	25.00	35.70
Operating cashflow / share	cents	16.56	31.52	18.97	36.40	45.68
Total dividend per share	cents	8.50	10.50	12.50	14.50	17.50
Net asset backing per share	$	1.42	1.55	2.41	3.15	3.39
Net debt to capitalisation	%	27.7	25.3	43.1	44.1	40.8
Net debt to Equity	%	38.2	33.8	75.9	78.8	68.8
Interest cover (EBITDA / Interest expense)	times	8.0	10.3	3.9	3.5	4.1
Interest cover (EBITDA before non-recurring items / Interest expense)	times	7.5	9.4	3.8	3.4	4.0
Return on Equity (NPAT / Equity)	%	10.2	13.2	6.4	7.5	10.5
Return on Invested Capital (EBIT before non-recurring items / Capital Invested)	%	11.5	13.7	6.7	8.4	10.7
Margins						
EBITDA margins	%	11.0	10.0	12.7	12.7	13.2
EBIT Margins	%	8.3	7.5	9.6	10.0	10.7
NPAT Margins	%	5.2	5.0	5.2	4.9	6.1

(1) - Financial statements and ratio's prepared under AGAAP

(2) - Financial Statements and ratio's prepared under A-IFRS

Director and Investor Information

Hospital Listing

Allamanda Private Hospital

Allamanda Surgicentre

Bellbird Private Hospital

Brisbane Private Hospital

Brisbane Waters Private Hospital

Campbelltown Private Hospital

Como Private Hospital

Cotham Private Hospital

Darwin Private Hospital

Dorset Rehabilitation Centre

Geelong Private Hospital

Griffith Rehabilitation Hospital

Hobart Private Hospital

Ivanhoe Private Rehabilitation Hopsital

John Fawkner Private Hospital

Knox Private Hospital

Lady Davidson Private Hospital

Melbourne Private Hospital

Mosman Private Hospital

National Capital Private Hospital

Nepean Private Hospital

Newcastle Private Hospital

Northpark Private Hospital

Olympia Private Rehabilitation Hospital

Pacific Private Hospital

Parkwynd Private Hospital

Peninsula Private Hospital

Pine Rivers Private Hospital

Prince of Wales Private Hospital

Ringwood Private Hospital

RiverCity Private Hospital

St Helen's Private Hospital

Sunnybank Private Hospital

Sydney Southwest Private Hospital

The Geelong Clinic

The Hills Private Hospital

The Melbourne Clinic

The Mount Hospital

The Sydney Clinic

The Victoria Clinic

The Victorian Rehabilitiation Centre

Tweed Day Surgery

Hospital Management Contracts

Ashford Private Hospital

Flinders Private Hospital

The Memorial Hospital

Pathology Listing

Davies Campbell de Lambert

General Pathology Laboratories

Gribbles Molecular Science

Gribbles Pathology

Gribbles Veterinary Pathology

Histoderm

Quest Laboratories

Skin Cancer Clinics Listing

National Clinics

Skin Alert

Healthscope

HEALTHSCOPE LIMITED

ACN 006 405 152

Level 1,
407 Royal Parade
Parkville, Victoria, 3052
AUSTRALIA

Telephone: (+613) 9356 7500
Facsimile: (+613) 9356 7599

E mail: info@healthscope.com.au
Website: www.healthscope.com.au

DIRECTORS

H K McCann (Chairman)

L B Nicholls (Deputy Chairman)

B R Dixon (Managing Director)

R A F England

Z E Switkowski

D Evans

COMPANY SECRETARY

I A Player

SHARE REGISTRY

Link Market Services Limited
Level 9,
333 Collins Street
Melbourne, Victoria 3000

Telephone: (+613) 9615 9800
Facsimile: (+613) 9615 9921

FINANCIAL CALENDAR

Financial year end 30 June

Annual General Meeting 24 October 2007

Healthscope is listed on the Australian Stock Exchange Limited. The ASX Code is 'HSP' and the Seat Abbreviation 'Healthscope'.

For further information on investor relations, contact Healthscope Chief Financial Officer,

Mr J J Czyzewski, at Healthscope Limited,
Level 1,
407 Royal Parade,
Parkville, Victoria, 3052.

Telephone: (+613) 9356 7500


Healthscope

Annex D

4


Healthscope

Head Office
Level 1, 407 Royal Parade
Parkville Victoria 3052
Tel: (03) 9356 7500
Fax: (03) 9356 7599
www.healthscope.com.au

11 September 2007

ASX ANNOUNCEMENT

Healthscope to Commence Alternative Transaction Talks with Symbion

Healthscope is to enter into talks with Symbion to establish whether the proposed merger transaction can be effected by alternative means.

This follows the very strong level of support from Symbion Health shareholders other than Primary Health Care for a Healthscope/Symbion Health merger demonstrated by the vote at today's Scheme Meeting.

Such talks are contemplated by the Scheme Implementation Deed should a condition to the Scheme – in this case, shareholder approval - not be satisfied.

The Scheme Implementation Deed provides for a period of five business days of discussions, although this period can be extended at the discretion of the parties.

Healthscope's Managing Director, Mr Bruce Dixon, said he was optimistic that a way forward would be found.

"We were gratified to see such a high level of support for the merger among Symbion shareholders today. Although we didn't quite get there, it is abundantly clear that our proposal is extremely popular with Symbion shareholders as a whole. This gives us an extremely firm foundation on which to take our next steps," Mr Dixon said.

For further information:

Tim Duncan, Hintons
(03) 9600 1979; mob: 0408 441 122.

Annex D

5


Healthscope
Annual Report 2006

Contents

Annual General Meeting

10.00am 23 October 2006
Grand Hyatt Melbourne
Kensington 1 Room
123 Collins Street
Melbourne, Victoria, 3000


H Kevin McCann - Chairman


Bruce R Dixon - Managing Director

Chairman's Statement & Managing Director's Report

The financial year ended 30th June 2006 has transformed the Company. With the acquisition during the year of 14 ex-Affinity hospitals, Healthscope is the second largest private hospital operator in Australia and with hospital operations in every State and Territory of Australia. As important, is that we acquired a portfolio of outstanding acute and rehabilitation hospitals to add to our existing group. With a portfolio of quality hospitals, a national Australian pathology business and its expanding pathology operations in Malaysia and Singapore and New Zealand, the Company is now well positioned both within Australia and in selected offshore markets to capture further growth options in the healthcare industry.


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Financial Results

The Company has again delivered record growth in revenues and profit in the financial year ended 30 June 2006. The highlights of the financial results achieved are:

- Record profit after tax of $54.9 million, (increase of 97%) and
- Record revenues of $1,125 million, up (110%).
- Record EBITDA of $144.8 million, up 113% on last year.
- Record earnings per share of 25.0 cents, an increase 20% over the prior year.

The significant increases in both revenues and profits largely arose from the full year contributions from the acquisitions undertaken in FY2005 (The Gribbles Group, Nova Health and Quest Laboratories) and also part year contributions from acquisitions completed during FY2006 (14 ex-Affinity hospitals, Primary Skin Care Cancer Clinics and Davies Campbell de Lambert Pathology). In addition, the Company's existing businesses all achieved improvements in margins over the prior year.

Your directors have declared a final fully franked dividend of 7.5 cents per share, bringing total dividends for the 2006 year to 14.5 cents. This represents an increase of 16% over the previous year. It is our aim to maintain a progressive dividend policy. The Dividend Reinvestment Plan has been retained with a 2.5% discount for shares taken up under the Plan.

The Year in Review

Acquisitions & Disposals

The acquisition of the 14 ex-Affinity hospitals on 1 November 2005 will in time be recognised as a Company redefining achievement. The hospitals acquired are of an outstanding reputation and quality and transform the Company's hospital portfolio from a regional and niche hospital group to a group of 48 (either owned or managed) quality hospitals consisting of major tertiary hospitals, regional medical/surgical hospitals, rehabilitation and psychiatric hospitals spanning all geographic regions throughout Australia. This acquisition has provided significant scale benefits to the Company in managing relationships with service providers and suppliers and also health funds.

The acquisition of Davies Campbell de Lambert Pathology (DCdeL), completed in December 2005 was a key element of addressing certain identified weaknesses in pathology business of The Gribbles Group acquired in December 2004. Davies Campbell De Lambert Pathology enjoys an excellent reputation in the Sydney metropolitan region. All our NSW pathology revenues and operations have now been consolidated under the DCdeL banner with the group now having both the capability and credibility to not only service the pathology needs of our NSW based hospitals but also grow market share in the State.

The acquisition of Primary Skin Care Cancer Clinics in October 2005 not only added to the Company's pathology revenues but also provided the opportunity for the Company to make a low risk entry into the primary care market.



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In April 2006, the Company entered into a conditional contract to acquire the 162 bed Newcastle Private Hospital from the NIB healthfund. Pending satisfaction of the conditions, we are managing the hospital on their behalf.

In August 2006, the Company also entered into a conditional agreement with Berjaya Group Berhad to acquire its minority interests (42.8%) held in Gribbles Pathology (Malaysia). This provides Healthscope with the opportunity to restructure its business in South East Asia including to partner with a Bumiputra partner in Malaysia.

After careful review, the Amdel analytical and testing business was sold in December 2005 as we concluded that this business provided few synergy benefits with our pathology businesses. This non-core business did not justify the significant capital investment and management time to improve its operations.

Operations

After a poor first half, the second half's achievements were excellent with all segments of the Company delivering on expectations.

The hospitals group now accounts for approximately 78% of the Company's revenues and profit, continued to deliver increased revenue and improved margins, despite a slow start to the 2006 year. This improvement was also achieved at the Nova hospitals, which were acquired in May 2005. The 14 ex-Affinity hospitals performed largely to our expectations, with a number of hospitals performing well ahead of expectations. The margin improvement achieved over the year reflects both the efficiency and volume gains at our existing hospitals but also the financial robustness of the ex-Affinity hospitals acquired.

The integration of the 14 ex-Affinity hospitals into the Healthscope portfolio has now been successfully completed. We are now focused on capturing cost and revenue synergies across the total portfolio.

The pathology business significantly under performed expectations in the first half of the 2006 year. Structural and performance issues within the business resulted in some volume declines and a disappointing rate of revenue synergy capture from our hospitals. Significant action was taken to address these matters, including restructuring of operational management, restructuring and upgrading of the Clayton laboratory in Victoria and the acquisition and integration of the Davies Campbell Pathology business in Sydney. We believe that the Australian pathology business now has a stable and strong platform to enable the business to grow in line with pathology market growth rates while accelerating capture of revenue synergies from Healthscope hospitals

The Malaysian and Singaporean based pathology businesses have continued to improve in both volumes and margins over the year. The Company has a significant position in both markets. This provides the Company with growth options to expand into neighbouring countries in the region.

Chairman's Statement & Managing Director's Report (continued)



Auckland Pathology Contract

The Company, through its 78% owned subsidiary Lab Tests Auckland Limited was awarded an 8 year contract, commencing 1 July 2007 by the Auckland Region Health Boards (ARHB) for all community pathology work in the Auckland region. This contract with revenues in excess of NZ$560 million will provide significant growth in earnings in FY2008 and beyond and will underpin further growth opportunities in the region.

Quality/Occupational Health and Safety

Your directors regard quality of care, in our hospitals, and of performance in our pathology laboratories, fundamental to the patients and clinicians who use our hospital and pathology facilities. Significant expenditures and resources have been committed to upgrade and where necessary restructure these programs, to ensure optimum quality in the delivery of our services.



The company is committed to continuous improvement in the Company's safety performance. The Company's hospitals achieved a 21% reduction in our Lost Time Injury Frequency Rate (LITFR) over the year, this being achieved following year on year improvements of 21%, 35% and 29% in the preceding years. This culture of continuous improvement in safety performance is being spread over all segments of the Company's businesses and aggressive targets for further reduction have been set for the year ahead. We seek to provide a working environment for our employees, which has a zero tolerance for injury.

Regulatory Environment

The Federal Government continues to strongly support the provision of private hospital facilities and services as demonstrated by its commitment to the 30% health insurance rebate and lifetime cover. State Governments are also recognising the vital role that private hospitals can play in meeting the heath care needs of the communities they serve by contracting with private hospitals to undertake elective surgery in order to reduce public hospital waiting lists.



More recent increases in nursing wages has placed considerable cost pressures on hospital operators. Absorption of these cost increases by hospital operators with little or no compensation from Health Funds is not a viable industry option. The mutual dependency between Health Funds and Hospital Operators has been recognised by most health funds in negotiation of re-imbursement rates. However, health funds in new funding models which transfer risk and cost to hospital operators, seek to offset the cost of increased service utilisation by an ageing population This is a significant challenge for Healthscope in the current and future financial years.

The funding of the pathology industry by the Federal Government is expected to not vary from the 5 year Agreement reached in 2005 which provides for a 5% growth in pathology revenues.



Outlook

Our focus in the year ahead is to deliver to shareholders the value promised from the hospital and pathology acquisitions over the past 2 years. Accordingly, in the current year, we will be working to ensure that our assets deliver a satisfactory return to shareholders

Our People

In the past year, the acquisitions and activity associated with the integration of acquired businesses has been a major challenge for our executive management team and our directors. Despite all these issues they were able to deliver quality improved results in the second half of the year.

We were delighted to advise that Dr Ziggy Switkowski accepted an invitation to join our Board to fill a casual vacancy. His extensive Australian and international commercial and operating experience has been of considerable beneficial assistance to the Board.



Summary

In conclusion, both of us would like to thank our fellow directors, our executives, all our employees, our medical practitioners and referrers for their contribution and support during the past year.



Kevin McCann
Chairman



Bruce Dixon
Managing Director.



Information on Directors



H Kevin McCann AM Chairman (age 65)

Non-executive Director and Chairman of the Remuneration Committee

Qualifications: BA, LLB (Hons) LLM, FAICD

Experience: Appointed Chairman March 1994. Former Chairman of Allens Arthur Robinson a leading national corporate law firm who practised as a commercial lawyer specialising in mergers and acquisitions, resource law and capital market transactions. Chairman of Origin Energy Limited (since February 2000), Triako Resources Limited (since April 1999) and the Sydney Harbour Federation Trust. The Lead independent director of Macquarie Bank Limited (since December 1996) and a director of Bluescope Steel Limited (appointed in May 2002). A member of the Defence Procurement Advisory Board, the Takeovers Panel and the council of the National Library of Australia.

He brings to the Board extensive experience as a director of successful Australian public companies and a knowledge of corporate governance requirements relating to listed companies and entities.

Interest in shares: 1,387,244 ordinary shares



Linda B Nicholls Deputy Chairman (age 58)

Non-executive Director and member of the Audit, Compliance and Risk Assurance Committee and Remuneration Committee

Qualifications: BA, MBA

Experience: Appointed as Director and Deputy Chairman in January 2000. She is a corporate advisor and a director of several leading Australian companies and organisations. She is Chairman of Australia Post (appointed in September 1997) and a director of Sigma Company Limited (since April 1997), Insurance Manufacturers of Australia Pty Ltd (since November 1999) and St George Bank Limited (since August 2002).

She brings to the Board considerable experience as an executive and advisor in the financial services industry and health sector.

Interest in shares: 142,384 ordinary shares



Richard A F England Director (age 56)

Non-executive Director and Chairman of the Audit, Compliance and Risk Assurance Committee

Qualifications: FCA, MAICD

Experience: Appointed Director October 1996. Mr England is a Chartered Accountant. He is Chairman of Gropep Limited (appointed in 1998) Deputy Chairman of Ruralco Holdings Limited (since 2002). Mr England is a director of St George Bank Limited (since September 2004), Choiseul Investments Limited (since July 2004), ITL Limited (since 2003), Everod Pty Ltd (August 2005) and he has recently been appointed to the Board of KH Foods Limited (July 2006). As a director he brings financial and accounting experience to the Board as well as broad management experience.

During the past three years, he has also served as a director of the listed companies Peter Lehmann Wines Limited (June 1998 to October 2003) and ABB Grain Limited (February 2003 to June 2004).

Interest in shares: 115,069 ordinary shares



Ron B Evans AM Director (age 67)

Non-executive Director and member of the Remuneration Committee

Qualifications: BSc, MBA

Experience: Appointed Director January 2000. Mr Evans is a Director of Spotless Group Limited (appointed in September 1978) and Chairman of the Australian Football League. As former Chief Executive and Director of a major Australian corporate he brings many years of commercial experience.

Interest in shares: 18,921,735 ordinary shares



Ziggy E Switkowski Director (Age 58)

Non-executive Director and member of the Audit, Compliance and Risk Assurance Committee

Qualifications: PhD, B.Sc (Hons), FAICD

Experience: Appointed Director January 2006. Dr Switkowski is a director of Suncorp-Metway Limited, Tabcorp Holdings Limited, Opera Australia and is President of the Australian Centre for the Moving Image (ACMI). He was previously the Chief Executive Officer and Managing Director of Telstra from 1999 to July 2005. On 6 June Dr Switkowski was appointed to Chair an Australian Government inquiry into the Review of Uranium Mining, Processing and Nuclear Energy in Australia

As a director he brings significant senior executive operating and Board experience gained from leading large Australian and international organisations.

Interest in shares: 30,000 ordinary shares



Bruce R Dixon Managing Director (age 49)

Executive Director

Qualifications: BA (Econ), MAICD

Experience: Appointed Managing Director December 1997. Mr Dixon has an extensive background in the healthcare sector having held senior positions in both private and public hospitals. Prior to joining Healthscope, he held the position of General Manager, SSL Healthcare Services, a division of Spotless Services Limited.

Interest in shares: 1,576,012 ordinary shares

Performance rights: 238,751



Company Secretary

Ingrid A Player Company Secretary (age 33)

Qualifications: Llb (Hons), BEc

Experience: Appointed Company Secretary February 2006. Ms Player is responsible for the legal affairs of Healthscope and for the Company secretarial matters. Prior to joining Healthscope, Ms Player has over 9 years experience working as a lawyer in Australia and overseas.

Interest in shares: Nil

Performance rights: 5,585

Directors' Report

Your Directors submit the financial report of the parent entity and its controlled entities for the financial year ended 30 June 2006.

DIRECTORS

The names of Directors in office at any time during or since the end of the year are.

Mr H Kevin McCann	Ms Linda B Nicholls
Mr Richard A F England	Mr Ron B Evans
Mr Paul G Choiselat (resigned 19 January 2006)	Dr Ziggy E Switkowski (appointed 30 January 2006)
Mr Bruce R Dixon	

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated

PRINCIPAL ACTIVITIES

The principal activity of the economic entity during the year was the provision of healthcare services, through the ownership and management of hospitals and the provision of diagnostic services (pathology)

There was a significant change in the nature of the activities of the group with the acquisition of The Gribbles Group Ltd in December 2004

OPERATING RESULTS

The consolidated operating profit of the economic entity for the year attributable to members of the parent entity, after providing for income tax, amounted to $53,702,000 (2005 $27,498,000)

DIVIDENDS PAID

Dividends paid are as follows:

1 Final ordinary dividend for FY2005, of 6.5 cents per share paid on 26 September 2005, as recommended in last year's report, and
2 Interim ordinary dividend for FY2006 of 7.0 cents per share paid on 4 April 2006

DIVIDEND DECLARED

In respect of the financial year ended 30 June 2006, the Directors have declared a final dividend of 7.5 cents per share franked at 100% to the holders of fully paid ordinary shares, to be paid on 9 October 2006 to shareholders registered on 18 September 2006

REVIEW OF OPERATIONS

A brief overview of each operating division's performance is as follows:

Hospitals

The significant improvement in the EBITDA for the year for the Hospitals group was largely due to the full year contribution of the Nova Health hospitals acquired in May 2005 and the eight-month contribution from the 14 ex-Affinity hospitals acquired in November 2005. In addition margin improvement occurred from the Company's existing hospitals. The hospitals business now contributes approximately 78% of the Company's revenue and of EBITDA.

The contribution from the ex-Affinity hospitals exceeded the expectations at purchase Integration of these hospitals is now largely complete, with only two hospitals yet to achieve legal completion. The performance of the group will further improve following completion of the expansions at Knox Private (30 beds) in April 2006 and Victorian Rehabilitation Centre East (11 beds) in February 2006. Progress on steps to optimise cost and revenue synergies from the hospitals is well advanced and progress to date is meeting expectations.

The Medical/Acute Hospital group's performance significantly improved due to increased activity at Darwin Private, Sydney South West and North West Burnie and an overall improvement in margins at most hospitals.

The Psychiatric Hospital group achieved an improved result driven by the improved performance of The Melbourne Clinic following the completion of its upgrade in December 2004. Although the overall performance of The Sydney Clinic was flat against the prior year, the second half performance showed a major improvement after the expanded facility became fully operational in March 2006 following extensive refurbishment

The improved results from the Rehabilitation Hospital group were driven mainly by the additional Community Houses established in Geelong, Bendigo and the additional two units at the Community house at Shepparton.

An increased management fee from the ACHA contract of $3.8 million ($2.4 million – FY2005) was earned in the period. This $1.4 million increase resulted from significant improvements in activity levels and operating efficiencies at the ACHA hospitals, especially in the second half of the year

Directors' Report (continued)

The improvement in the operating margins of the overall Hospital group in the second half of the year was in part achieved from the enhanced negotiating leverage with consumable and medical suppliers and service providers, resulting from the significant increase in spend on these items with the expansion of Company's hospital portfolio to 48 hospitals

In May 2006, the South Australian Government announced its intention to terminate the management contract for the Modbury Public Hospital. The contract, initially entered into in 1994, was scheduled to terminate, subject to certain extension options not being exercised, in 2010. No firm timetable or contract cancellation terms have yet been finalised with the Government.

Pathology

The Pathology business recorded EBITDA of $33.6 million representing an increase of $16.2 million from that reported for the year ended 30 June 2005, (with the prior year figures representing approximately 6 months of operations since the acquisition of Gribbles Group Limited in December 2004). The second half EBITDA of $19.2 million represents an increase over the first half of 33% or $4 8 million

Australian Human Pathology revenues increased 7% to $176 4 million This growth in volume and revenue is largely attributable to the acquisition of Davies Campbell de Lambert in NSW in December 2005, volume growth in Queensland, South Australia and Western Australia as well as the contribution from the start up laboratories in Tasmania and the Northern Territory. Market share in Victoria recovered in the second half, with volumes being in line with the prior comparable period, following a successful restructuring and upgrading of the Clayton laboratory

Volume decline in the first half was recovered in the second half with 9% growth year on year This growth is primarily attributable to restructuring of business operations and the realisation of revenue synergies from both existing hospitals and the newly acquired ex-Affinity hospitals Hospital referrals increased 48% in the second half over the first half and this growth is expected to continue.

The pathology operations in Malaysia have continued to deliver solid growth in revenue and earnings. The performance of the Singapore based operations has been enhanced through the acquisition of Quest Laboratories Pte Limited in May 2005, and has been integrated with the existing Gribbles pathology business. Whilst revenue growth has slowed in this market, cost synergies achieved from the integration have yielded margin gains and improved profitability.

The Northland Pathology business in New Zealand is meeting expectations. The group has renewed its contract for community pathology services in the Northland region until June 2007.

The Veterinary Pathology businesses in both Australia and New Zealand have delivered revenue and earnings growth over the past year.

The Primary Skin Cancer Clinics acquisition was completed in October 2005. The earnings of this business have not matched original expectations, however they are now growing following the opening of 2 new clinics and additional doctor recruitments

Analytical

The Amdel analytical and testing business had reported a further improvement in its business in the first half of the year. However, this business was deemed to be non-core, with little real synergistic fit with the Company's healthcare businesses. The business was sold to Champ Ventures in December for a gross amount of $60 million. An after tax profit of $5 6 million was recognised on the sale.

Occupational Health And Safety

Healthscope's hospitals achieved a 21% reduction in workplace injuries following year on year improvements of 21%, 35% and 29% in the preceding three years This commitment to continuous improvement has been further emphasised by the Board in setting aggressive targets for FY 2007.

Quality Programs

The Company regards quality as its licence to operate. The Company has invested significant funds and resources to upgrade and extend its quality programs across all of its hospitals and pathology operations.

OUTLOOK

The key focus for the Company in the current year is to extract value from the significant hospital and pathology acquisitions over the past two years.

In the last year, the Company has focused and restructured the Gribbles pathology business. Improvements in revenues and margins achieved in 2006 are expected to continue in 2007 Capture of pathology revenue synergies from our hospitals will continue for the coming 12 months.

The acquisition of the 14 ex-Affinity hospitals significantly upgraded the quality of the Company's hospital portfolio. Applying Healthscope's management focus and culture to these hospitals is expected to yield further margin gains.

Further organic growth is available in all business segments. The emphasis on revenue growth will not however be at the expense of continued focus on margin improvement throughout the Group Brownfield expansion projects at key hospitals will continue to be examined, as will opportunities to upgrade the hospital portfolio.

Healthscope was awarded the Auckland Region District Health Board community pathology contract in July 2006 This 8-year contract provides for the community pathology requirements in the region covering a population base of 1.4 million. As the contract is to commence on 1 July 2007, no impact on earnings is expected in FY2007.

The Company is committed to manage both its assets and its balance sheet in a manner which will improve the return on assets and shareholder return.

The pleasing results achieved in the second half of FY2006 give the Company confidence that the strong financial and operational performance will be maintained in the year ahead The Company will provide further updates on its financial prospects at its Annual General Meeting, to be held on 23 October 2006 and again in February 2007 on release of its FY2007 Half Year Accounts.

STATE OF AFFAIRS

The Company's activities related to the ownership and management of private hospitals within Australia and also provides human and veterinarian pathology services. The pathology services are provided within Australia, New Zealand and South East Asia.

AFTER BALANCE DATE EVENTS

On the 14th July 2006, a consortium led by Healthscope Limited was appointed as sole provider of community pathology services in the Auckland region of New Zealand. The long-term contract covers all pathology tests referred by health professionals in the regions governed by the Auckland District Health Board, The Waitemata District Health Board and the Carties Manukau District Health Board.

The consortium, Labtests Auckland Pty Ltd, comprises Healthscope (76 7 %) and two local New Zealand based entities.

The contract is for a period of 8 years, commencing 1 July 2007 and is worth in excess of $560 million in revenue

On 21 August 2006, the Company entered into a conditional agreement with Berjaya Berhad to acquire its minority (42 8%) interest in Gribbles Pathology (Malaysia) Sdh Bhd

FUTURE DEVELOPMENTS

In the opinion of the directors, it would prejudice the interests of the economic entity if the Directors' Report were to refer to any likely developments in the operations of the economic entity in subsequent financial years or to the expected results of those operations, beyond the coverage given to these matters herein.

ENVIRONMENTAL ISSUES

The economic entity's operations are subject to environmental regulation under the law of the Commonwealth and States There are no significant regulations with which the operations are unable to comply

Directors' Report (continued)

REMUNERATION REPORT

This report outlines the remuneration arrangements in place for directors and executives of Healthscope Limited

Remuneration Philosophy

The Company seeks to align the nature and amount of emoluments of its directors and executives with the creation of shareholder value. The remuneration structure outlined below for executives, including the Managing Director, comprises fixed remuneration and variable remuneration, which is subject to the achievement of financial and non-financial objectives. The objective of the variable remuneration is to both reinforce the short and long term goals of the Company and to provide a common interest between management and shareholders.

Remuneration Committee

The Remuneration Committee is responsible for reviewing and approving the compensation arrangements for the Managing Director and senior management. The Board approves any equity based remuneration recommended by the Remuneration Committee. The Board also approves the remuneration of non-executive directors within the aggregate approved by shareholders and recommended by the Remuneration Committee

The Remuneration Committee comprises three non-executive Directors, Mr H K McCann (Chairman), Ms L B Nicholls and Mr R B Evans. The Managing Director attends by invitation.

The Remuneration Committee assesses the appropriateness of the nature and amount of the remuneration of directors and executives on an annual basis by reference to the relevant employment market conditions with the overall objective of ensuring maximum stakeholder return from the retention of a high quality Board and executive team

Remuneration Structure

In accordance with the ASX Corporate Governance Council Best Practice Recommendations, the structure of non-executive director and executive remuneration is separate and distinct

Executive Directors, Secretary and Executives

Objective

The Company aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities within the Company and so as to:

- Reward executives for Company, business unit and individual performance against targets set by reference to appropriate financial and non-financial benchmarks;
- Align the interests of executives with those of shareholders,
- Link reward with the strategic goals and financial performance of the Company; and
- Ensure total remuneration is competitive by market standards in the health sector

Structure

In determining the level and make-up of executive remuneration, the Remuneration Committee utilises the services of external consultants to provide independent advice on market levels of remuneration for comparable executive roles. This was most recently completed in 2005

Remuneration consists of the following key elements:

- Fixed Remuneration
- Variable Remuneration - Short Term Incentive; and
- Variable Remuneration - Long Term Incentive

The proportion of fixed remuneration and variable remuneration (potential short term and long term incentives) is established for each executive by the Remuneration Committee. The proportion of fixed and variable remuneration varies depending on the position and the ability of that position to influence the outcomes of the Company. The Board approves the participation in the equity based Long Term Incentives.

Fixed Remuneration (Base Salary)

Objective

The level of fixed remuneration is set in order to provide a base level of remuneration, which is both appropriate to the position and is competitive in the market.

Fixed remuneration for the executives is reviewed annually by the Remuneration Committee which process consists of a review in conjunction with the Managing Director of Company-wide, business unit and individual performance and relevant comparative remuneration in the health market. As noted above, the Remuneration Committee may consult appropriately qualified external consultants

Structure

Executives are given the opportunity to receive their fixed remuneration in a variety of forms including cash, and benefits such as motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating additional cost for the Company

Variable Remuneration – Short Term Incentives (STI)

Objective

The objective of the STI program is to link the achievement of the Company's financial and operational targets with the remuneration received by the executives charged with meeting those targets. The total potential STI available is set at a level which provides sufficient incentive to the executive to achieve the targets and such that the cost to the Company is appropriate in the circumstances.

Structure

Actual STI payments granted to each executive depend on the extent to which specific targets set at the beginning of the financial year are met. The targets consist of a number of Key Performance Indicators (KPI's) covering both financial and non-financial measures of performance. These targets include both company-wide and specific individual targets relevant to the individual executive. Typically, KPI's include measures such as contribution to earnings, cashflow, occupational health & safety, customer service and risk management. Annual KPI targets which must be achieved before STI payments are made .

The aggregate of annual STI payments available for staff across the Company is subject to the approval of the Remuneration Committee Payments made are delivered as a cash bonus.

Variable Remuneration – Long Term Incentives (LTI)

Objective

The objective of the Company's LTI plan, the Executive Performance Rights Plan, is to reward executives in a manner, which is aligned with the creation of shareholder wealth.

As such, only executives who are able to influence the generation of shareholder wealth, and thus have a direct impact on the Company's long-term performance, are eligible to participate in the Executive Performance Rights Plan.

Structure

Long-term incentives are granted to executives in the form of zero priced performance rights. It is intended that performance rights will be granted annually to qualifying executives The performance rights have a vesting period of 3 years, subject to the attainment of specified hurdles. The rights are subject to cancellation where the executive's service terminates prior to the vesting period.

The Company sets a performance hurdle that is designed to ensure that rewards under the Executive Performance Rights Plan are available only if the Company achieves targeted levels of longer-term performance The Remuneration Committee reviews the appropriateness of the hurdle, before recommending annual awards to the Board for approval.

For the executive performance rights issued in and for the FY2007, the Remuneration Committee selected a dual hurdle split equally between a Total Shareholder Return (TSR) performance condition and an Earnings Per Share (EPS) performance condition.

The performance rights issued in and for the FY2007 are split into two equal tranches, and each tranche will vest (i e. become exercisable) only if the performance condition attached to that tranche is met, namely:

1 Tranche A – the Performance Condition requires the TSR ranking of the Company over the vesting period to be equal to, or greater than, the 75th percentile in ranking against a comparator group of companies selected from the ASX 200 excluding resources and financial companies Partial (50%) vesting will be achieved if the TSR ranking is equal to the 51st percentile, with pro rata vesting achieved if the ranking is between the 51st and 75th percentiles
2 Tranche B – the Performance Condition requires that the average annual percentage compound growth over the vesting period in the Company's Earnings Per Share, must equal or exceed 10% per annum, compounded annually

The Performance Hurdles relating to prior grants under the Plan in FY2005 and FY2006 required EPS growth before non-recurring items, of 4% per annum above the Consumer Price Index over the 3 year vesting period.

Performance hurdles for future grants will be reviewed annually.

Directors' Report (continued)

The table 1 on page 20 provides details of the executive performance rights granted, the value of the right, vesting periods and the exercise price The rules of the Executive Performance Rights Plan limit the total issuance of performance rights when combined with other employee share plans to be no more than 5% of total shares issued. As at 30 June 2006, the aggregate of all outstanding options and performance rights represents 0.6% of the total issued capital of the Company

Prior to the introduction of the Executive Performance Rights Plan in October 2004, the Company had an executive option scheme in place. This scheme is no longer utilised

Table 2 on page 20 provides details of options granted, the value of options, vesting periods and lapsed options under this executive option scheme

Relationship between Company Performance and Remuneration

The table and graph below highlight the performance of the Company and generation of shareholder wealth over of the past 6 years These items are critical in the assessment of executive remuneration.

	2001	2002	2003	2004	2005	2006
Net Profit after tax ($'000)	6,520	10,549	12,646	18,149	27,498	53,702
Earnings per share before amortisation of goodwill - cents	9.6	13.9	14.3	19 7	20 9	25.0
EPS – Percentage growth		44 8%	2.9%	37.8%	6 1%	19.6%
Dividends per share - cents	4.5	6.5	8 5	10.5	12.5	14.5
DPS – Percentage growth		44.4%	30.8%	23.5%	19.1%	16.0%

Total Shareholder Return 1 July 2001 to 30 June 2006



Source IRESS Market Technology

Employment Contracts

The Managing Director, Mr Dixon, is employed under an employment contract, which terminates on 21 December 2010. At this time, the Company and Mr Dixon may negotiate a new employment contract. Under the terms of the present contract:

- Mr Dixon may resign from his position and thus terminate this contract by giving 3 months written notice. On termination, any unvested outstanding options and performance rights will be forfeited.
- The Company may terminate this agreement by providing 12 months written notice or provide payment in lieu of the notice period (based on the fixed component of Mr Dixon's remuneration). Any LTI options and performance rights that have vested, or will vest during the notice period will be released. LTI options and performance rights that have not yet vested prior to termination will be forfeited.
- The Company may terminate the contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs Mr Dixon is only entitled to that portion of remuneration, which is fixed, and only up to the date of termination. Any unvested options and performance rights will be forfeited on termination.
- Mr Dixon's contract provides for a termination payment equivalent to 12 months salary if his employment is effectively terminated due to a takeover of the Company.

The Chief Financial Officer (CFO), Mr Czyzewski, has an employment agreement in place with the Company including a three month notice period. If the CFO's employment is terminated due to a take-over of the Company, his contract provides for termination payment equivalent to 12 months salary.

Non-Executive Director Remuneration

Objective

The Board seeks to set aggregate remuneration for non-executive directors at a level which provides the Company with the ability to attract and retain directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Structure

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined is then divided between the directors as agreed. The latest determination was at the Annual General Meeting held on 25 October 2005 when shareholders approved an aggregate remuneration of $1,000,000 per year.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst directors is reviewed annually. The Remuneration Committee considers advice from external consultants as well as the fees paid to non-executive directors of comparable companies when undertaking the annual review process and makes recommendations to the Board.

Each director receives a fee for being a director of the Company. An additional fee is also paid for each board committee on which a director sits, other than the Chairman and the Deputy Chairman who receive no fees for the Committees of which they are members or which they attend. The payment of additional fees for serving on a committee recognises the additional time commitment required by directors. The fees paid to directors were reviewed in May 2006 and advice taken from an external consultant (Egan Consulting).

There is no scheme to provide retirement benefits, other than statutory superannuation, to non-executive directors.

All non-executive directors hold shares in the Company (purchased by the director on market) significantly in excess of their annual fees.

Directors' Report (continued)

Details of Key Management Personnel Remuneration

Non-executive Directors Remuneration

The following table discloses the actual remuneration of the directors of the Company for the years ended 30 June 2005 and 2006 and also the remuneration for directors determined by the Board for the year ended 30 June 2007. The fees to be pa d for FY2006 assume the Directors serve for the entire year

H K McCann (Chairman)
L B Nicholls (Deputy Chairman)
P G Choiselat (Non executive) – resigned 19 January 2006
B R Dixon (Managing Director)
R A F England (Non executive)
R B Evans (Non executive)
Z E Switkowski (Non executive) – appointed 30 January 2006

			Annual Emoluments		Long Term Emoluments - Share Based		
Non-Executive Directors		Salary $	Director's Fees $	Super-annuation $	Cash STI $	Amortised Cost $	Total $
Mr H K McCann	2005	-	137,617	12,386	-	-	150,003
	2006	-	206,426	18,578	-	-	225,004
	2007	-	206,422	18,578	-	-	225,000
Ms L B Nicholls	2005	-	105,507	9,496	-	-	115,003
	2006	-	137,618	12,386	-	-	150,004
	2007	-	137,615	12,385	-	-	150,000
Mr P G Choiselat	2005	-	62,999	-	-	-	62,999
	2006	-	50,750	-	-	-	50,750
Mr R A F England	2005	-	68,810	6,193	-	-	75,003
	2006	-	90,829	8,174	-	-	99,003
	2007	-	96,826	8,714	-	-	105,540
Mr R B Evans	2005	-	55,000	-	-	-	55,000
	2006	-	83,000	-	-	-	83,000
	2007	-	83,000	-	-	-	83,000
Dr Z E Switkowski	2006	-	36,919	2,670	-	-	39,589
	2007	-	90,000	8,100	-	-	98,100
TOTAL	**2005**	**-**	**429,933**	**28,075**	**-**	**-**	**458,008**
	2006	**-**	**605,542**	**41,808**	**-**	**-**	**647,350**
	2007	**-**	**613,863**	**47,777**	**-**	**-**	**661,640**

The remuneration for non-executive directors for FY2007 totals $661,640. The aggregate remuneration limit payable by the Company to its non-executive directors agreed at the Annual General Meeting held on 25 October 2005 was $1,000,000 p a.

Managing Directors Remuneration

The tables below detail both the actual remuneration received by Mr Bruce Dixon, Managing Director, for the year ended 30 June 2006, compared to the prior year and also the salary package recommended by the Remuneration Committee and agreed by the Board for the year ended 30 June 2007, compared to the package for the two prior years.

	Actual 2005 $	Actual 2006 $	Package 2007 $
Base Salary	366,156	692,299	688,073
Superannuation	25,844	57,729	61,927
Cash STI (i)	455,000	90,000	562,500
LTI – Share Based (Amortised Cost) (ii)	99,186	249,676	499,675
Total	**$946,186**	**1,089,704**	**1,812,175**

(i) The STI detailed in FY2005 was in respect of targets set for FY2005 and was paid in FY2006. The STI detailed in FY2006 was in respect of targets set for FY2006 and was paid in FY2007. The STI for FY2007 is the maximum amount achievable if performance targets are met. This will be paid in FY2008

(ii) The LTI amount is the value of executive performance rights (2005 and 2006) amortised over their vesting period In respect of the share based LTI component of Executives emoluments, adopted the fair value measurement provisions of AASB 124 "Related Party Disclosures" for all options and performance rights granted to Directors and relevant Executives. The fair value of such grants is being amortised and disclosed as part of Director and Executive emoluments on a straight-line basis over the vesting period. The Company has recognised an expense in its results in respect of any options or performance rights issued

Executive Remuneration

The following table discloses the remuneration paid to the Key Management Personnel of the Company and group executives of the consolidated entity for the years ended 30 June 2005 and 2006. In addition, the salary packages for executives for the year ended 30 June 2007 assuming employment for the full year are disclosed.

J Czyzewski (Chief Financial Officer)
V Pepe (Chief Operating Officer)
M Egan (Director of Pathology / Corporate Strategy)

		Primary			Post Employment	Equity	Total
		Salary & Fees $	Cash Bonus (ii) $	Non Monetary Benefits $	Super-annuation $	Amortised Cost (iii) $	$
J J Czyzewski	2005	318,199	150,000	8,423	26,422	83,088	586,132
	2006	360,980	75,000	8,600	33,028	72,984	550,592
	2007	377,982	250,000	-	34,018	79,750	741,750
V Pepe	2005	298,312	150,000	3,472	24,771	20,301	496,856
	2006	385,382	125,000	5,519	14,609	44,210	574,720
	2007	412,844	300,000	-	37,156	77,543	827,543
A J M Egan	2005	73,415	60,000	-	6,098	-	139,513
	2006	275,235	24,000	-	24,771	146,492	470,498
	2007	366,973	200,000	-	33,027	146,492	746,492
Total	**2005**	**689,926**	**360,000**	**11,895**	**57,291**	**103,389**	**1,222,501**
	2006	**1,021,597**	**224,000**	**14,119**	**72,408**	**263,686**	**1,595,810**
	2007	**1,157,799**	**750,000**	**-**	**104,201**	**303,785**	**2,315,785**

(i) 2005 comparatives figures do not include details of executives who are no longer considered to be Key Management Personnel. The STI (cash bonus) for 2005 relates to FY2005 performance paid in FY2006. The STI (cash bonus) for 2006 relates to FY2006 performance paid in FY2007

(ii) The STI (cash bonus) for 2007 is the maximum amount achievable if performance targets are met. These will be paid in FY2008

(iii) In respect of the share based LTI component of executives emoluments, the fair value measurement provisions of AASB 124 "Related Parties Disclosure" have been adopted for all options and performance rights granted to Directors and relevant Executives. The fair value of such grants is being amortised and disclosed as part of Director and Executive emoluments on a straight-line basis over the vesting period. The Company has recognised an expense in its results in respect of any options or performance rights

Analysis of Short Term Incentive cash bonuses relating to FY 2006 performance

Details of the short-term incentive cash bonuses to be paid in FY2007, relating to FY2006 performance, to the Key Management Personnel are detailed below

	Short Term Incentive Bonus		
Key Management Personnel	Included in remuneration $	vested in year %	forfeited in year %
Directors			
Mr B R Dixon	90,000	20	80
Executives			
Mr J J Czyzewski	75,000	25	75
Mrs V Pepe	125,000	50	50
Dr A J M Egan	24,000	10	90

Amounts included in remuneration for the financial year represent the amount that will be paid in FY2007, based on achievement of personal goals and satisfaction of specified Company performance criteria for the year ended 30 June 2006.

Analysis of Short Term Incentive bonuses included in FY 2005 remuneration

Details of the short-term incentive cash bonuses paid in FY2006, relating to the FY2005 performance, to the Key Management Personnel are detailed below.

	Short Term Incentive Bonus		
Key Management Personnel	Included in remuneration $	vested in year %	forfeited in year %
Directors			
Mr B R Dixon	455,000	100	-
Executives			
Mr J J Czyzewski	150,000	100	-
Mrs V Pepe	150,000	100	-
Dr A J M Egan	60,000	100	-

Amounts included in remuneration for the financial year represent the amount that was paid in the 2006 financial year based on the achievement of personal goals and satisfaction of the specified Company performance criteria for the 2005 financial year

Remuneration details of the five highest remunerated Executives

The following table discloses the remuneration of the 5 highest remunerated executives of the Company and group executives of the consolidated entity for the years ended 30 June 2006 with comparatives for 30 June 2005.

		Annual Emoluments				Long Term Emoluments Share Based	
Executive Officers		Salary $	Super-annuation $	Other $	Cash STI (ii) $	Amortised Cost (i) $	Total $
Mr J Czyzewski	2005	318,199	26,422	8,423	150,000	83,088	586,132
	2006	360,980	33,028	8,600	75,000	72,984	550,592
Ms V Pepe	2005	298,312	24,771	3,472	150,000	20,301	496,856
	2006	385,382	14,609	5,519	125,000	44,210	574,720
Dr A J M Egan	2005	73,415	6,098	-	60,000	-	139,513
	2006	275,235	24,771	-	24,000	146,492	470,498
Mr A Lane	2005	176,433	16,514	463	70,000	8,243	271,653
	2006	211,014	18,991	4,425	100,000	15,969	350,399
Dr M Coglin	2005	198,875	16,514	4,561	30,000	9,048	258,998
	2006	211,014	15,826	-	50,000	15,404	292,244
TOTAL	2005	**1,065,234**	**90,319**	**16,919**	**460,000**	**120,680**	**1,753,152**
	2006	**1,443,625**	**107,225**	**18,544**	**374,000**	**295,059**	**2,238,453**

(i) The Company has in respect of the share based component of Director's and Officers emoluments, adopted the fair value measurement provisions of AASB 124 "Related Parties Disclosure" for all options and performance rights granted to Directors and relevant Executives The fair value of such grants is being amortised and disclosed as part of Director and Executive emoluments on a straight-line basis over the vesting period The Company has recognised an expense in its results in respect of any options or performance rights issued

For options and performance rights vesting after 1 July 2002, options granted as part of Director and Executive emoluments have been valued using the Binomial lattice method for the period to June 2004 and Black-Scholes model for the year ended 30 June 2005 and the year ended 30 June 2006 valuation, which take account of factors including the options exercise price, the historical level and volatility of the underlying share price, the risk free interest rate, expected dividends on the underlying share, current market price on the underlying share and expected life of the option or performance right For further details of all options and performance rights issued, refer to Note 26 to the financial statements

(ii) Amounts included in remuneration for the financial year represents the amount that vested in the financial year based on the achievement of personal goals and satisfaction of the specified Company performance criteria for the year ended 30 June 2006, but paid in FY 2007

Directors' Report (continued)

Remuneration Performance Rights held by Key Management Personnel

In FY2005 and FY2006, performance rights were granted as equity – based LTI compensation to the Key Management Personnel as detailed below. The rights were issued at zero exercise price and each right entitles the holder to acquire one fully paid ordinary Company share for no consideration, subject to certain qualifying conditions. (Refer to note 26).

Table 1

	Number Granted	Grant Date	Value per right at grant date	First exercise date	Last exercise date
Directors					
Bruce R Dixon	113,751	29/10/04	2 42	29/10/07	29/10/09
	125,000	01/07/05	3 79	01/07/08	01/07/10
Executives					
Josef J Czyzewski	24,219	01/07/04	2 42	01/07/07	01/07/09
	21,277	01/07/05	3 79	01/07/08	01/07/10
Vita Pepe	21,484	01/07/04	2.42	01/07/07	01/07/09
	21,277	01/07/05	3.79	01/07/08	01/07/10
Matthew Egan	100,000	01/07/05	3.79	01/07/08	01/07/10

The value per right at grant date has been determined based on an independent valuation provided by Mellon Human Resources and Leadenhall VRG Pty Ltd.

Executive Share Options held by Key Management Personnel

The Executive Share Option Plan was discontinued effective from 1 July 2004, with the Plan replaced by the Executive Performance Rights Plan. Details of outstanding (either non-vested or non-exercised) options are as follows

Table 2

	Balance 01/07/2005	Granted	Exercised	Paid $ per share	Balance 30/06/06	Balance Vested	Vested during year
Executive							
Josef J Czyzewski	200,000	-	(100,000)	2.16	100,000	-	100,000
	200,000	-	(100,000)		100,000	-	100,000

Each option converts into one ordinary share in Healthscope Limited on exercise No amounts are paid or payable on receipt of the option, with payment of the exercise price made when the option is exercised.

During the financial year, 100,000 options were exercised by Key Management Personnel for 100,000 ordinary shares in Healthscope Limited. The weighted average exercise price on each option was $2 16. No amounts remain unpaid on the options exercised during the financial year at year end

Further details of the options granted during the year are contained in note 26 to the financial statements

Relevant Shareholdings of Key Management Personnel

Number of fully paid ordinary shares of Healthscope Limited.

	Balance 01/07/2005	Acquired under Rights Offer	On-Market Purchases	Received on exercise of options	Net other changes*	Balance 30/06/2006
Specified Directors						
H Kevin McCann	1,366,437	20,807		-	-	1,387,244
Linda B Nicholls	124,880	15,690		-	1,814	142,384
Bruce R Dixon	1,544,737	6,062	25,000	-	213	1,576,012
Richard England	111,646	-		-	3,423	115,069
Ronald B Evans	18,821,735	100,000		-	-	18,921,735
Ziggy E Switkowski	-	-	30,000	-	-	30,000
Specified Executives						
Josef J Czyzewski	110,000	-		100,000	-	210,000
Vita Pepe	879,290	61,568			21,090	961,948
Matthew Egan	-	-		-	-	-
	22,958,725	204,127	55,000	100,000	26,540	23,344,392

* Shares issued under Dividend Reinvestment Plan

Directors' Report (continued)

MEETINGS OF DIRECTORS

The number of Directors' meetings and meetings of committees of Directors held during the period each Director held office during the financial year and the number of relevant meetings attended by each Director are detailed in the table below:

Board Meetings

	Scheduled		Unscheduled	
	Number eligible to attend	Number attended	Number eligible to attend	Number attended
H Kevin McCann	9	9	5	5
Linda B Nicholls	9	8	5	4
Paul G Choiselat*	4	4	4	4
Bruce R Dixon	9	9	5	5
Richard England	9	9	5	4
Ronald B Evans	9	8	5	4
Ziggy E Switkowski**	5	4	1	1

* resigned 19 January 2006
** appointed 30 January 2006

Board Committee Meetings

	Audit Committee Meetings		Remuneration Committee		Nomination Committee	
	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended
H Kevin McCann	-	-	1	1	2	2
Linda B Nicholls	7	6	1	1	2	2
Paul G Choiselat*	4	4	-	-	2	-
Bruce R Dixon	-	-	-	-	-	-
Richard England	7	7	-	-	2	-
Ronald B Evans	-	-	1	1	2	2
Ziggy E Switkowski**	3	3	-	-	-	-

*resigned 19 January 2006
** appointed 30 January 2006

The Board established a sub-committee to consider major acquisitions consisting of Mr McCann, Mr Evans and Mr Dixon met on 5 occasions. The committee members were present at all meetings except where one meeting Mr Evans was an apology.

In addition the non-executive directors meet at least once annually, without management, to discuss the operations of the Board and key issues affecting the Company, including the performance of senior executives, succession planning and other strategic issues affecting the Company

CORPORATE GOVERNANCE STATEMENT

The Board guides and monitors the business and affairs of Healthscope Limited on behalf of the shareholders by whom they are elected and to whom they are accountable. The Board recognises that sound and effective corporate governance is central to meeting these responsibilities.

The Corporate Governance Statement has been drafted with regard to complying with the recommendations of the Australian Stock Exchange Corporate Governance Council's (the Council's) "Principles of Good Corporate Governance and Best Practice Recommendations" (the recommendations). In accordance with the Council's recommendations, the Corporate Governance Statement contains certain specific information and discloses the extent to which the Company has followed the guidelines during the period. Where a recommendation has not been followed, this is disclosed, together with the reasons for the departure

Healthscope Limited's corporate governance practices were in place throughout the year ended 30 June 2006. The corporate governance practices of Healthscope Limited were in line with the Corporate Governance Council's best practice recommendations.

For further information on corporate governance policies adopted by Healthscope Limited, refer to our website: **www.healthscope.com.au**.

Structure of the Board

The skills, experience and expertise relevant to the position of director held by each director in office at the date of the annual report are included in the Director's Report on pages 6 to 8.

Directors of Healthscope Limited are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with – or could reasonably be perceived to materially interfere with – the exercise of their unfettered and independent judgement.

In the context of director independence, "materiality" is considered both from the Company and individual director perspective. The determination of materiality requires consideration of both quantitative and qualitative elements. An item is presumed to be quantitatively immaterial if it is equal or less than 5% of the appropriate base amount. It is presumed to be material (unless there is qualitative evidence to the contrary) if it is equal to or greater than 10% of the appropriate base amount. Qualitative factors considered include whether a relationship is strategically important, the competitive landscape, the nature of the relationship and the contractual or other arrangements governing it and other factors which point to the actual ability of the director in question to shape the direction of the Company's loyalty.

The Board has reviewed the independence of each director as at the date of this report. In accordance with the definition of independence above, and the materiality thresholds set, the following directors of Healthscope Limited are considered to be independent:

Name	Position
H K McCann	Chairman
L B Nicholls	Deputy Chairman
R A F England	Director
Z E Switkowski	Director

Mr R B Evans holds a relevant interest of 8.15% of the Company's shares and therefore is not regarded as an independent director in accordance with the criteria set down by the ASX Corporate Governance Guidelines

The term in office held by each director in office at the date of this report is as follows.

Name	Term in Office
H K McCann	12 years
L B Nicholls	6 years
R A F England	9 years
R B Evans	6 years
B R Dixon	8 years
Z E Switkowski	6 months

The Chairman, Mr H K. McCann, notwithstanding his length of service is considered by the Board to be independent given his performance, commitment and demonstrated ability to act in the best interests of the Company.

Directors may, in fulfilling their duties and responsibilities, have access to all employees of the Company and subject to laws to all Company records and information. Directors may obtain independent professional advice, with the prior approval of the Chairman, at the Company's expense.

Directors' Report (continued)

Nominations Committee

The Board has established a Nominations Committee consisting of five non-executive directors. Given the relatively small size of the Board, this sub-group provides an effective forum for consideration of Board composition and new nominations, for consideration of the Board's operation and performance and for oversight of induction arrangements for new directors

Audit, Compliance and Risk Assurance Committee

The Board has established an Audit, Compliance and Risk Assurance Committee ("the Committee"), which operates under a charter approved by the Board.

The Committee comprises three independent non-executive directors of the Company:

Member Name	Qualifications
R A F England (Chairman) FCA, MAICD	Mr England is a Chartered Accountant and former partner of KPMG and Ernst and Young with significant experience of Healthscope Limited having served as a director for 9 years. He is also a director of a number of other public and private companies and brings financial and accounting experience to the Committee.
L B Nicholls BA, MBA	Ms Nicholls has been a director of Healthscope Limited for 6 years. She is a corporate advisor and a director of several leading Australian companies and organisations.
Z E Switkowski PhD, B Sc (Hons), FAICD	Dr Switkowski brings significant senior executive operating and Board experience gained from leading large Australian and international organisations.

The Company's Managing Director, Chief Financial Officer, Chairman, the external auditors and the internal auditors also attend meetings by invitation Other executives attend on an as required basis. Meetings are held as required, but at least five times per year.

The Committee are responsible for reviewing and reporting to the Board that

- policies and procedures are effective for the management of certain risks, including clinical risk;
- policies and procedures are in place to ensure compliance with all relevant legislation;
- the system of control which management has established effectively safeguards the assets of the economic entity;
- accounting records are properly maintained in accordance with statutory requirements;
- financial information provided to shareholders and the Board is accurate and reliable; and
- the internal and external audit functions are effective

The Committee provides a direct link between the Board and the external audit function.

The Committee approves the scope of the annual internal audit program. The internal auditors report directly to the Committee. The Committee is also responsible for the appointment of the internal auditor and monitoring their performance.

For details of the number of meetings of the Committee held during the year and the attendances at those meetings, refer to page 22 of the Directors Report.

Remuneration Committee

The Board has established a Remuneration Committee, which operates under a charter approved by the Board. The Committee comprises three non-executive directors of the Company, two of whom are independent.

Member Name	Qualifications
H K McCann (Chairman) BA, LLB (Hons) LLM, FAICD	Mr McCann has been a director of Healthscope Limited for 12 years. He brings to the Committee extensive experience as a director of successful Australian public companies.
L B Nicholls BA, MBA	Ms Nicholls has been a director of Healthscope Limited for 6 years. She is a corporate advisor and a director of several leading Australian companies and organisations
R B Evans BSc, MBA	As a former Chief Executive and Director of a major Australian corporation, Mr Evans brings many years of commercial experience to the Committee.

The role of the Remuneration Committee is to determine the remuneration and short-term incentives of the Managing Director, approve the remuneration and short-term incentives of executives, to make recommendations in relation to recruitment, retention and termination policies and procedures for executives and make recommendations to the Board in relation to long term, equity based incentive schemes for executives.

The Committee is also responsible for reviewing and recommending to the Board compensation arrangements for the Directors.

For details on the amount of remuneration and all monetary and non-monetary components for all Key Management Personnel refer pages 16 to 21 of the Directors' report. In relation to the payments of short term and long-term incentives, the Remuneration Committee has regard to the overall performance of Healthscope Limited and the performance of the individual during the period.

Performance

The Board and management have instituted processes for performance evaluation of the Board, its Committees, Directors and executives. The Board undertakes regular performance reviews embracing both a collegiate consideration by the full Board and individual appraisals of Directors seeking re-election at the next Annual General Meeting.

The Managing Director meets with the Board annually prior to the end of the financial year to discuss, review and agree objectives and associated performance indicators for the next year. The Remuneration Committee of the Board evaluates the Managing Director's performance annually and reports to the Board to assist its decisions on performance appraisal.

The Managing Director undertakes annual performance reviews with each of the Key Management Personnel, with specific focus on performance against set objectives. At this time, performance objectives for the coming year are also established.

Risk Management

The Board regularly monitors the operational and financial performance of the Company and economic entity against budget and other key performance measures. The Board through the Audit, Compliance and Risk Assurance Committee, also reviews certain operational, clinical and financial risks and when it considers it necessary seeks external advice. Appropriate risk management strategies are developed or are in the process of development to mitigate all identified risks of the business.

Trading in Company securities

The Board has policies and procedures in place to ensure directors, officers and employees do not trade in the Company's shares which breaches the Corporations Act prohibitions on insider trading and/or compromises confidence in the Companies practices in relation to share dealings.

Directors, officers and employees are not permitted to buy or sell Company shares within periods from 31 December to the date of the half yearly announcement to the ASX and 30 June to the date of the preliminary final announcement to the ASX. Trading at other times is permitted, unless there is price sensitive information known to the director or staff member. Insider trading is prohibited at all times. All proposed trades require prior notification to the Company Secretary who will consider the circumstances to ensure they are not in possession of material information that is not generally available before they trade. In cases of doubt the matter is to be immediately referred to the Chairman for decision.

Company Secretaries

Details of the qualifications and experience of Ingrid Player, the Company Secretary, are set out on page 8. David Allison (B Bus (Acctg), CPA) also acts as a Company Secretary and has experience in a company secretariat role arising from time spent in such roles held with other Australian listed companies.

INDEMNIFICATION AND INSURANCE OF OFFICERS AND AUDITORS

During or since the end of the financial year the Company has given an indemnity or entered an agreement to indemnify, or paid or agreed to pay insurance premiums as follows.

The Company has paid premiums to insure each of the Directors of the Company (as named above), the Company Secretary and Executives against liabilities for costs and expenses incurred by them in defending any legal proceedings arising out of their conduct while acting in the capacity of Director, Secretary or Executive of the Company, other than conduct involving a wilful breach of duty in relation to the Company. The amount of the premium for the 12-month renewal to 30 September 2006 was $218,995.

OPTIONS AND PERFORMANCE RIGHTS

During the financial year to 30 June 2006, 437,277 performance rights were issued to executives pursuant to the Healthscope Executive Performance Rights Plan and 26,958 rights were cancelled due to the termination of employment.

During the year 500,000 ordinary shares were issued by virtue of the exercise of options and no options to acquire shares lapsed. At the date of this report there are 200,001, ordinary shares for which options are outstanding

DIRECTORS' BENEFITS

No director has received or become entitled to receive, during or since the end of the financial year, a benefit because of a contract made by the chief entity, a controlled entity or a related body corporate with a director, a firm of which a director is a member or an entity in which a director has a substantial financial interest

This statement excludes a benefit included in the aggregate amount of emoluments received or due and receivable by directors and shown in the financial statements or the fixed salary of a full-time employee of the chief entity, controlled entity or related body corporate.

Directors with the disclosed related party interests as disclosed in note 32 do not participate in decisions by the Company as to whether to engage any company or entity providing goods or services All contracts are entered into on an arms length basis and on normal terms and conditions.

DIRECTORS' INTERESTS IN CONTRACTS

No material contracts involving directors' interests were entered into since the end of the previous financial year, or existed at the end of the year, other than the transactions detailed in note 32 to the financial statements.

PROCEEDINGS ON BEHALF OF COMPANY

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings

The Company was not a party to any such proceedings during the year.

ROUNDING OFF OF AMOUNTS

The Company is an entity to which ASIC Class Order 98/100 applies Accordingly, amounts in the financial statements and Directors' Report have been rounded to the nearest thousand dollars.

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

The auditor's independence declaration is included on Page 27 of the financial report

The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Details of amounts paid or payable to the auditor for non audit services provided during the financial year by the auditor is detailed in note 5 to the financial statements

Signed in accordance with a resolution of the Board of Directors



B R Dixon
Managing Director

Dated: 24 August 2006, Melbourne, Victoria.

Auditors' Independence Declaration

DTT Victoria

DTT Victoria
ABN 96 080 779 423
563 Bourke Street
Melbourne VIC 3000
GPO Box 78B
Melbourne VIC 3001 Australia

DX 111
Tel. +61 (0) 3 9208 7000
Fax. +61 (0) 3 9208 7001
www.deloitte.com.au

Auditor's Independence Declaration

The Board of Directors
Healthscope Limited
Level 1
407 Royal Parade
PARKVILLE VIC 3052

Dear Board Members

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Healthscope Limited.

As the lead audit partner for the audit of the financial statements of Healthscope Limited for the financial year ended 30 June 2006, I declare to the best of my knowledge and belief that there have been no contraventions of:

(i) the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and
(ii) any applicable code of professional conduct in relation to the audit.

Yours sincerely

DTT Victoria

DTT Victoria
Chartered Accountants



Craig Bryan
Partner

Melbourne: 23 August 2006

Liability limited by a scheme approved under Professional Standards Legislation.
DTT Victoria has changed its name from BDO and is a continuation of that Victorian partnership. The partners of DTT Victoria have also joined the Australian partnership of Deloitte Touche Tohmatsu.
All changes with effect from 14 August 2006

Income Statement

for the year ended 30 June 2006

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000	Company 2006 $'000	Company 2005 $'000
Revenue from ordinary activities	2	1,117,445	529,995	512,781	311,867
Other income	2	7,576	4,772	(13)	-
Share of net profits of associates and joint ventures accounted for using the equity method		1,191	620	980	-
Expenses from ordinary activities	3	(981,385)	(467,440)	(412,262)	(260,585)
Profit before Amortisation, Depreciation, Borrowing costs and Income Tax (EBITDA)		**144,827**	**67,947**	**101,486**	**51,282**
Depreciation, amortisation of property, plant and equipment	3	(29,962)	(16,819)	(12,529)	(8,621)
Profit before Borrowing Costs and Income Tax (EBIT)		**114,865**	**51,128**	**88,957**	**42,661**
Finance costs expense	3	(42,773)	(17,370)	(41,735)	(17,184)
Profit from ordinary activities before income tax expense		**72,092**	**33,758**	**47,222**	**25,477**
Income tax expense relating to ordinary activities	4	(17,172)	(5,910)	(4,211)	(7,157)
Net Profit for the year		**54,920**	**27,848**	**43,011**	**18,320**
Attributable to					
Equity holders of the parent		53,702	27,498	43,011	18,320
Minority Interest		1,218	350	-	-
Profit for the Year		**54,920**	**27,848**	**43,011**	**18,320**

	Note	Cents per Share	Cents per Share
Basic earnings per share	7	25.00	20.89
Diluted earnings per share	7	24 89	20 70

The accompanying notes numbered 1 to 38 form part of this financial report

Balance Sheet

as at 30 June 2006

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000	Company 2006 $'000	Company 2005 $'000
CURRENT ASSETS					
Cash assets	9	9,792	5,685	1,774	4,917
Receivables	10	137,741	78,857	56,820	27,370
Prepayments		14,728	9,838	11,242	5,834
Inventories	11	25,730	13,773	11,877	4,740
Other	12	5,704	2,153	1,697	658
Total current assets		**193,695**	**110,306**	**83,410**	**43,519**
NON CURRENT ASSETS					
Inventories	11	-	355	-	-
Other financial assets	13	7,425	8,644	992,714	587,830
Investments accounted for using the equity method	14	2,510	1,117	-	-
Property, plant and equipment	19	566,642	282,981	321,189	163,075
Intangibles	20	747,280	485,182	-	-
Deferred tax assets	4	29,017	26,336	22,622	8,535
Other	12	1,143	2,349	988	2,352
Total non current assets		**1,354,017**	**806,964**	**1,337,513**	**761,792**
Total assets		**1,547,712**	**917,270**	**1,420,923**	**805,311**
CURRENT LIABILITIES					
Payables	21	116,736	71,317	68,581	25,910
Deferred purchase consideration	22	-	3,023	-	1,875
Interest bearing liabilities	23	7,074	4,950	5,920	2,453
Current tax liabilities	4	10,123	6,880	-	-
Employee entitlements	24	59,468	33,878	28,298	12,353
Provisions	25	14,235	4,312	11,124	1,144
Total current liabilities		**207,636**	**124,360**	**113,923**	**43,735**
NON CURRENT LIABILITIES					
Interest bearing liabilities	23	578,974	328,556	577,000	322,000
Deferred tax liabilities	4	20,914	27,166	112,967	14,534
Employee entitlements	24	8,965	5,192	3,717	1,202
Total non current liabilities		**608,853**	**360,914**	**593,684**	**33,736**
Total liabilites		**816,489**	**485,274**	**707,607**	**381,471**
Net assets		**731,223**	**431,996**	**713,316**	**423,840**
EQUITY					
Contributed equity	26	711,181	437,870	711,181	437,870
Reserves		(1,560)	(206)	1,112	308
Accumulated Profits (Losses)		17,610	(8,442)	1,023	(14,338)
Parent Entity Interest		727,231	429,222	713,316	423,840
Minority Interest	28	3,992	2,774	-	-
Total equity		**731,223**	**431,996**	**713,316**	**423,840**

The accompanying notes numbered 1 to 38 form part of this financial report

Statement of Cash Flows

for the year ended 30 June 2006

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000	Company 2006 $'000	Company 2005 $'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		1,115,868	537,728	724,997	299,907
Payments to suppliers and employees		(980,339)	(483,792)	(659,429)	(273,128)
Interest received		2,245	1,904	1,616	1,887
Interest and costs of finance paid		(41,504)	(13,714)	(40,794)	(12,918)
Income tax paid		(11,718)	(8,138)	(11,908)	(7,018)
Net cash provided by operating activities	8(a)	**84,552**	**33,988**	**14,482**	**8,730**
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from sale of property, plant, equipment and business		60,010	11,521	16	3,310
Purchase of property, plant and equipment		(46,569)	(21,276)	(18,013)	(13,370)
Settlement of deferred purchase consideration		-	(20,256)	-	(20,256)
Termination of Mersey contract		-	(2,529)	-	(2,529)
Net advances to related entities		(1,453)	(4,290)	(776)	(161,651)
Net (advances to)/repayments from ACHA		-	(2,694)	-	(2,694)
Dividends received		-	-	32,498	19,890
Purchase of investments	16	(581,906)	(378,543)	(537,966)	(359,638)
Net cash used in investing activities		**(569,918)**	**(418,067)**	**(524,241)**	**(536,938)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Net proceeds from borrowings		243,778	107,232	260,966	253,131
Establishment costs on debt funding		-	-	-	(3,645)
Finance lease payments		-	(1,346)	-	-
Dividends paid		(27,650)	(14,437)	(27,650)	(14,437)
Net proceeds from the issue of shares		273,300	294,810	273,300	294,810
Net cash provided by financing activities		**489,428**	**386,259**	**506,616**	**529,859**
Net increase/(decrease) in cash held		4,062	2,180	(3,143)	1,651
Cash at beginning of the financial year		5,685	3,520	4,917	3,266
Effects of exchange rate changes on the balance of cash held in foreign currencies		45	(15)	-	-
Cash at end of the financial year	9	9,792	5,685	1,774	4,917

The accompanying notes numbered 1 to 38 form part of this financial report

Statement of Changes in Equity
for the year ended 30 June 2006

CONSOLIDATED	Issued Capital $'000	Retained Earnings $'000	Foreign Currency Translation Reserve $'000	Employee Benefits Reserves $'000	Total $'000	Minority Interest $'000	Total Equity $'000
Opening balance at 1 July 2004	**143,060**	**(21,503)**	**-**	**-**	**121,557**	**-**	**121,557**
Profit for the period	-	27,498	-	-	27,498	350	27,848
Dividends paid	-	(14,437)	-	-	(14,437)	-	(14,437)
Conversion of executive share options	1,036	-	-	-	1,036	-	1,036
Dividend reinvestment scheme	5,141	-	-	-	5,141	-	5,141
Underwritten cash component of dividend	5,767	-	-	-	5,767	-	5,767
Institutional component of entitlement offer	158,229	-	-	-	158,229	-	158,229
Retail component of share issue	49,792	-	-	-	49,792	-	49,792
Share placement	87,109	-	-	-	87,109	-	87,109
- less transaction costs	(12,264)	-	-	-	(12,264)	-	(12,264)
Minority interest on acquisition of controlled entity	-	-	-	-	-	2,424	2,424
Cost of share based payments	-	-	-	308	308	-	308
Foreign exchange translation differences	-	-	(514)	-	(514)	-	(514)
Closing balance at 30 June 2005	**437,870**	**(8,442)**	**(514)**	**308**	**429,222**	**2,774**	**431,996**
Opening balance at 1 July 2005	**437,870**	**(8,442)**	**(514)**	**308**	**429,222**	**2,774**	**431,996**
Profit for the period	-	53,702	-	-	53,702	1,218	54,920
Dividends paid	-	(27,650)	-	-	(27,650)	-	(27,650)
Conversion of executive share options	634	-	-	-	634	-	634
Dividends reinvestment scheme	11,707	-	-	-	11,707	-	11,707
Underwritten cash component of dividend	17,437	-	-	-	17,437	-	17,437
Capital raising	120,350	-	-	-	120,350	-	120,350
Rights issue	129,225	-	-	-	129,225	-	129,225
- less transaction costs	(6,042)	-	-	-	(6,042)	-	(6,042)
Cost of share based payments	-	-	-	804	804	-	804
Translation of foreign based controlled entities	-	-	(2,158)	-	(2,158)	-	(2,158)
Closing balance at 30 June 2006	**711,181**	**17,610**	**(2,672)**	**1,112**	**727,231**	**3,992**	**731,223**

Statement of Changes in Equity

for the year ended 30 June 2006

COMPANY	Issued Capital $'000	Retained Earnings $'000	Employee Benefits Reserves $'000	Total Equity $'000
Opening balance at 1 July 2004	**143,060**	**(18,221)**	**-**	**124,839**
Profit for the period	-	18,320	-	18,320
Dividends paid	-	(14,437)	-	(14,437)
Conversion of executive share options	1,036	-	-	1,036
Dividend reinvestment scheme	5,141	-	-	5,141
Underwrite cash component of dividend	5,767	-	-	5,767
Instit itional component of entitlement offer	158,229	-	-	158,229
Retail component of share issue	49,792	-	-	49,792
Share placement	87,109	-	-	87,109
- less transaction costs	(12,264)	-	-	(12,264)
Cost of share based payments	-	-	308	308
Closing balance at 30 June 2005	**437,870**	**(14,338)**	**308**	**423,840**
Opening balance at 1 July 2005	**437,870**	**(14,338)**	**308**	**423,840**
Profit for the period	-	43,011	-	43,012
Dividends paid	-	(27,650)	-	(27,651)
Conversion of executive share options	634	-	-	634
Dividends reinvestment scheme	11,707	-	-	11,707
Underwrite cash component of dividend	17,437	-	-	17,437
Capital raising	120,350	-	-	120,350
Rights issue	129,225	-	-	129,225
- less transaction costs	(6,042)	-	-	(6,042)
Cost of share based payments	-	-	804	804
Closing balance at 30 June 2006	**711,181**	**1,023**	**1,112**	**713,316**

Notes To The Financial Report

for the year ended 30 June 2006

NOTE 1: SUMMARY OF ACCOUNTING POLICIES

Statement of compliance

The financial report is a general purpose financial report, which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Urgent Issues Group Interpretations, and complies with other requirements of the law. Accounting Standards include Australian equivalents to International Financial Reporting Standards ('A-IFRS') Compliance with the A-IFRS ensures that the consolidated financial statement and notes of the consolidated entity comply with International Financial Reporting Standards ('IFRS').

The financial statements were authorised for issue by the directors on 24 August 2006.

Basis of preparation

The financial report has been prepared on the basis of historical cost Cost is based on the fair values of the consideration given in exchange for assets.

In the application of A-IFRS management is required to make judgements, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis of making the judgements. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects on that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of A-IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable, in the relevant notes to the financial statements

Accounting policies are selected and applied in a manner, which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported

The consolidated entity changed its accounting policies on 1 July 2005 to comply with A-IFRS The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards', with 1 July 2004 as the date of transition An explanation of how the transition from superseded policies to A-IFRS has affected the Company's and consolidated entity's financial position, financial performance and cash flows is discussed in note 37

The directors have also elected under s 334(5) of the Corporations Act 2001 to apply Accounting Standard AASB 119 'Employee Benefits' (December 2004), even though the Standard is not required to be applied until annual reporting periods beginning on or after 1 January 2006.

The accounting policies set out below have been applied in preparing the financial statements for the year ended 30 June 2006, the comparative information presented in these financial statements for the year ended 30 June 2005, and in the preparation of the opening A-IFRS balance sheet at 1 July 2004 (as disclosed in note 38) The consolidated entity has not restated comparative information for financial instruments, including derivatives, as permitted under the first-time adoption transitional provisions. The accounting policies for financial instruments applicable to the comparative information and the impact of changes in these accounting policies on 1 January 2005, the date of transition for financial instruments, is discussed further in note 1(w).

The financial report covers the economic entity of Healthscope Ltd and controlled entities, and Healthscope Ltd as an individual parent entity. Healthscope Ltd is a listed public company, incorporated and domiciled in Australia.

The financial report has also been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets

The following is a summary of the material accounting policies adopted in the preparation and presentation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(a) Principles of Consolidation

The consolidated accounts comprise the accounts of Healthscope Limited and all of its controlled entities.

Notes To The Financial Report

for the year ended 30 June 2006 (continued)

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being the Company (the parent entity) and its subsidiaries as defined in accounting standard AASB 127 'Consolidated and Separate Financial Statements'. A controlled entity is any entity controlled by Healthscope Limited Control exists where Healthscope Limited has the capacity to dominate the decision making in relation to the financial and operating policies of another entity so that the other entity operates with Healthscope Limited to achieve the objectives of Healthscope Limited A list of controlled entities is contained in Note 15 to the accounts. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

On acquisition, the assets, liabilities and contingent liabilities of the subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Where the fair value of the net identifiable assets exceeds the cost of acquisition, the deficiency is credited to profit and loss in the period of acquisition.

The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

When control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation. Minority interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report

(b) Income Tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period It is calculated using tax rates and tax laws that have been enacted or substantively enacted by the reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred income tax is accounted for using the comprehensive balance sheet method in respect of all temporary differences at the balance date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

In principle, deferred tax liabilities are recognised for all assessable temporary differences and deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition of assets and liabilities (other than as a result of the acquisition of an entity or operation that is a business combination), which affects neither taxable income nor net profit or loss.

Deferred tax liabilities are recognised for temporary difference arising on investments in controlled entities, branches, associates and joint venture entities, and interests in joint venture operations, except where the consolidated entity is able to control the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is calculated at tax rates that are expected to apply to the period when the carrying amount of the asset or liability is recovered or settled. Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

The Company and all its wholly owed subsidiaries have implemented the tax consolidation regime from 14 April 2003. All wholly owned entities acquired by the Company during the year ended 30 June 2006, joined the Healthscope Limited tax consolidated group.

(c) Inventories

Inventories are measured at the lower of cost, on a first in first out basis, and net realisable value

(d) Receivables

Trade receivables and other receivables are recorded at amortised cost less impairment.

(e) Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost less where applicable, any accumulated depreciation

Freehold land and buildings are measured on the cost basis.

Plant and Equipment are measured on the cost basis

Depreciation

The depreciable amount of all fixed assets, including buildings and capitalised lease assets, but excluding freehold land is depreciated over their useful lives to the economic entity, commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements. The estimated useful lives, residual values and depreciation method is reviewed at the end of each annual accounting period

The gain or loss on disposal of all fixed assets, including revalued assets, is determined as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is included in operating profit before income tax of the economic entity in the year of disposal

The range of depreciation rates used for each class of depreciable assets are:

Class of fixed asset	Depreciation rate
Buildings	2%
Leasehold improvements	2% to 16%
Plant & equipment	13% to 25%
Leased assets	13% to 25%

(f) Intangibles

Intangible assets acquired in a business combination

All potential intangible assets acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their value can be measured reliably.

Goodwill

Goodwill, representing the excess of the cost of acquisition over the fair value of the identifiable net assets acquired, is not amortised, but tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Any impairment loss is recognised immediately in the profit and loss and is not subsequently reversed. Refer also note 1 (g).

Licences

Pathology licences meet the recognition criteria of an intangible asset. The value of the licences has been determined with reference to an independent valuation and in the opinion of the directors the licences do not have a finite useful life. Accordingly the licences have not been subject to amortisation, but tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Any impairment is recognised immediately in the profit and loss and is not subsequently reversed

(g) Impairment of assets

At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash generating unit to which the asset belongs

Goodwill and intangible assets with indefinite useful lives are tested for impairment annually and whenever there is an indication that the asset may be impaired. An impairment of goodwill is not subsequently reversed

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted

If the recoverable amount of an asset (or cash generating unit) is estimated to be less than the carrying amount, the carrying amount of the asset (cash generating unit) is reduced to its recoverable amount. An impairment loss is recognised in the profit or loss immediately, unless the relevant asset is carried at fair value in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

(h) Acquisition of Assets

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition.

Notes To The Financial Report

for the year ended 30 June 2006 (continued)

(i) Leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are transferred to entities in the consolidated entity are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are depreciated on a straight line basis over their estimated useful lives where it is likely that the economic entity will obtain ownership of the asset or over the term of the lease Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are recognised as an expense on a straight line basis over the lease term, except where another systematic basis is more representative of the time pattern in which the economic benefits fro\m the leased asset are consumed.

Lease incentives under operating leases are recognised as deferred income The aggregate benefits of incentives are recognised as a reduction of rental expense on a straight line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(j) Employee Entitlements

Provision is made for the liability for employee entitlements arising from services rendered by employees to balance date Employee entitlements expected to be settled within one year, have been measured at their nominal amount using the remuneration rate expected to apply at the time of settlement Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred

The Company operates an ownership based remuneration schemes (the Executive Option Plan and the Executive Performance Rights Plan) Details of options issued are provided in note 26 to the accounts. The scheme is available only to eligible executive employees. Executive employees are those who take part in management but exclude non-executive Directors

(k) Interest in Joint Ventures

Jointly controlled assets and operations

Interests in jointly controlled assets and operations are reported in the financial statements by including the consolidated entity's share of assets employed in the joint ventures, the share of liabilities incurred in relation to the joint ventures and the share of any expenses incurred in relation to the joint ventures in their respective classification categories.

Jointly controlled entities

Interests in jointly controlled entities are accounted for under the equity method in the consolidated financial statements and the cost method in the Company financial statements

(l) Investments in Associates

Investments in associates are accounted for under the equity method of accounting in the consolidated financial statements This is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture.

The financial statements of the associate are used by the Group to apply the equity method The reporting dates of the associate and the Group are identical and both use consistent accounting policies.

The investment in the associate is carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any impairment in value. The consolidated income statement reflects the Groups's share of the results of operations of the associate.

Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this, when applicable in the consolidated statement of changes in equity.

(m) Cash

Cash and short-term deposits in the balance sheet comprise cash at bank an in hand and short-term deposits with an original maturity of three months or less

For the purpose of the statement of cash flows, can and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts

(n) Financial Instruments issued by the Company

Transaction costs on the issue of equity instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instrument not been issued.

(o) Foreign Currency

Foreign Currency Transactions

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date. Exchange differences are recognised in net profit or loss in the period in which they arise.

Foreign Operations

Exchange differences relating to foreign currency monetary items forming part of the net investments in a self-sustaining foreign operations are transferred on consolidation to the foreign currency translation reserve.

Financial statements of self-sustaining foreign controlled entities are translated at reporting date using the current rate method and exchange difference are taken directly to the foreign currency translation reserve

(p) Research & Development Costs

Expenditure on research activities is recognised as an expense in the period in which it is incurred. Where no internally-generated intangible asset can be recognised, development expenditure is recognised, development expenditure is recognised as an expense in the period as incurred.

An intangible asset arising from development (or from the development phase of an internal project) is recognised if, and only if, all of the following are demonstrated:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- the intention to complete the intangible asset and use or sell it,
- the ability to use or sell the intangible asset;
- how the intangible asset will generate probable future economic benefits;
- the availability of adequate technical, financial and other resources to complete the development and to sue or sell the intangible asset, and
- the ability to measure reliably the expenditure attributable to the intangible asset during its development

Internally-generated intangible assets are stated at cost less accumulated amortisation and impairment, and are amortised on a straight-line basis over their useful lives of no longer than 5 years

(q) Provision for Insurance Claims

The provision is based on the schedule of outstanding claims and the costs have been estimated based on currently available data where the consolidated group has no related insurance policy.

The provision is reviewed at each reporting date and updated for additional information

(r) Trade and other creditors

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(s) Provisions

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those cashflows.

(t) Interest Bearing Liabilities

Loans are carried at their principal amounts, which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of creditors.

(u) Revenue

Revenue from the rendering of a service is recognised once the service has been provided.

Revenue from a contract to provide services is recognised by reference to the stage of completion of the contract.

Revenue from the sale of goods is recognised when the consolidated entity has transferred to the buyer, the significant risks and rewards of ownership of the goods

Notes To The Financial Report

for the year ended 30 June 2006 (continued)

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established Dividends received from associates are accounted for in accordance with the equity method of accounting

(v) Rounding of Accounts

The parent entity has applied the relief available to it under ASIC Class Order 98/100 and accordingly, amounts in the Financial Report and Directors' Report have been rounded to the nearest thousand dollars

(w) Derivative Financial Instruments

The consolidated entity enters into interest rate swaps to manage its exposure to interest rate risk. Further details of derivative financial instruments are disclosed in note 37 to the financial statements

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event, the timing of the recognition in profit or loss depends on the nature of the hedge relationship The consolidated entity designates certain derivatives as either hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedges), hedges of highly probable forecast transactions (cash flow hedges), or hedges of net investments in foreign operations.

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedged risk is amortised to profit or loss from that date

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity The gain or loss relating to the ineffective portion is recognised immediately in profit or loss

Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At the time, ay cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

The consolidated entity has elected not to restate comparative information for financial instruments within the scope of Accounting Standards AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement" as permitted on the first time adoption of A-IFRS. The following accounting policies were applied to accounting for financial instruments in the comparative financial year

(i) Accounts payable

Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

(ii) Derivative financial instruments

Interest rate swaps

Gains and losses on interest rate swaps are included in the determination of interest expense

(iii) Financial instruments issued by the Company

Transaction costs on the issue of equity instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued

Interest and dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments.

(iv) Foreign currency

General hedging transactions

Any costs or gains arising at inception of a hedge are accounted for separately from the exchange differences on the hedging transactions. The costs or gains are deferred and recognised as assets or liabilities on entering the hedging transactions and amortised in profit and loss over the lives of the hedging transactions.

Hedging specific commitments

In relation to transactions intended to hedge specific purchases or sales:

i costs or gains arising at the time of entering into the transactions; and

ii exchange differences, to the extent that they arise up to the dates of purchase or sale,

are deferred and included in the measurement of the purchases or sales.

(v) Borrowings

Bills of exchange are recorded at an amount equal to the net proceeds received, with the premium or discount amortised over the period until maturity. Interest expense is recognised on an effective yield basis.

Ancillary costs incurred in connection with the arrangement of borrowings are deferred and amortised over the period of reporting.

(vi) Receivables

Trade receivables and other receivables are recorded at amounts due less any allowance for doubtful debts.

(x) Comparative Figures

Where required by Accounting Standards, comparative figures have been adjusted to conform with changes in presentation for the current financial year.

(y) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognized as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables as disclosed in the Balance Sheet are shown inclusive of GST.

(z) Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in the Income Statement in the period in which they were incurred.

(za) Share based payments

The Group provides benefits to employees (including executive directors) of the Group in the form of equity -based payment transactions, whereby employees render services in exchange for shares or rights over shares.

There are currently two plans in place to provide these benefits:

- the Executive Option Plan, and
- the Executive Performance Rights Plan.

The schemes are only available to eligible executive employees. Executive employees are those who take part in management roles within the Group but excludes non-executive directors. The cost of these transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer. In valuing these transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares.

The cost of these transactions is recognised together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award.

Notes To The Financial Report

for the year ended 30 June 2006 (continued)

	Consolidated		Company	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
NOTE 2: PROFIT FROM OPERATIONS				
(a) Revenue				
Revenue from operations consisted of the following items				
- Revenue from rendering services	1,086,036	516,875	449,893	281,005
- Interest Revenue - external	2,334	1,975	1,614	1,863
- Interest Revenue Inter-group	-	-	11,147	-
- Rental revenue	10,546	4,273	4,371	2,664
- Management Fees	3,797	2,435	3,797	2,420
- Dividends and other distributions from wholly owned and controlled entities	-	-	32,498	19,890
- Other Revenue	14,732	4,437	9,461	4,025
	1,117,445	529,995	512,781	311,867
(b) Profit before income tax				
Profit before income tax has been arrived at after crediting/ (charging) the following gains and losses from operations				
- Profit on disposal of property, plant and equipment	1,999	3,701	(13)	-
- Profit on disposal of business	5,577	1,071	-	-
	7,576	4,772	(13)	-

NOTE 3: PROFIT FROM ORDINARY ACTIVITIES

	Consolidated 2006 $'000	Consolidated 2005 $'000	Company 2006 $'000	Company 2005 $'000
Profit from ordinary activities before income tax has been determined after:-				
Expenses				
Employee Benefits Expense	(552,442)	(287,265)	(239,482)	(167,048)
Medical / Consumable supplies	(250,184)	(95,419)	(102,862)	(51,906)
Contractors / consultants	(40,569)	(18,576)	(27,216)	(15,419)
Utilities	(17,586)	(10,538)	(7,383)	(5,418)
Insurance costs	(9,317)	(5,721)	(4,604)	(3,790)
Rent, rates and taxes	(34,136)	(16,737)	(5,934)	(5,428)
Repairs and Maintenance	(15,024)	(4,060)	(7,086)	(2,226)
Printing & stationery	(6,728)	(2,898)	(2,330)	(1,166)
Courier and vehicle	(7,867)	(4,456)	(193)	(186)
Other	(44,947)	(19,039)	(13,809)	(6,448)
Significant expense items:				
- Non Recurring Expenses				
- Redundancies and start-up laboratory costs	(2,585)	(1,308)	(1,363)	(1,550)
- Restructure cost	-	(1,423)	-	-
	(981,385)	(467,440)	(412,262)	(260,585)

	Consolidated		Company	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
(a) Depreciation / amortisation of property, plant & equipment				
Depreciation of non-current assets				
- building	5,677	2,656	3,415	1,857
- leasehold improvements	3,217	1,692	1,171	1,248
- plant and equipment	19,012	9,936	7,785	5,292
- leased plant and equipment	1,953	2,431	53	120
Total Depreciation	29,859	16,715	12,424	8,517
Amortisation of non-current assets				
Deferred expenditure	103	104	105	104
Total Depreciation and Amortisation	**29,962**	**16,819**	**12,529**	**8,621**
(b) Borrowing Costs				
Borrowing costs	42,773	17,370	41,735	17,184
Total Borrowing Costs	**42,773**	**17,370**	**41,735**	**17,184**
(c) Bad and Doubtful Debts				
Bad debts written-off (recovered)	853	82	2	70
Doubtful debt provision	(814)	59	(103)	20
Total Bad and Doubtful Debts	**39**	**141**	**(101)**	**90**
(d) Operating Lease rental expenses				
Minimum lease payments	30,049	18,891	3,990	4,742
	30,049	18,891	3,990	4,742
(e) Share Based Payment				
Equity settled share-based payments	804	308	804	308

Notes To The Financial Report
for the year ended 30 June 2006 (continued)

	Consolidated		Company	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
NOTE 4: INCOME TAX EXPENSE				
Recognised in the income statement				
Current tax expense comprises				
Current tax expense	15,773	5,059	7,008	1,898
Adjustments recognised in the current year in relation to the current tax of the prior years	-	(415)	-	-
	15,773	4,644	7,008	1,898
Deferred tax expense (income)				
Origination and reversal of temporary differences	1,399	1,266	(2,797)	5,259
Total income tax expense in income statement	17,172	5,910	4,211	7,157
Numerical reconciliation tax expense and pre-tax net profit				
Profit before tax	72,092	33,758	47,222	25,477
Income tax using domestic corporation tax rate of 30% (2005:30%)	21,627	10,127	14,167	7,643
Increase in income tax expense due to:				
- Non-deductible expenses	2,045	1,793	-	-
- Effect of tax losses recognised	-	(2,129)	-	-
Decrease in income tax expense due to:				
- Effect on tax rate in foreign jurisdictions (rates decreased)	-	238	-	-
- Non-assessable capital profits	(2,245)	(1,431)	(6,683)	(486)
- Amount allocated to goodwill on acquisition other deductible giving rise to deferred tax expense	(3,572)	-	(3,273)	-
- Other deductible expenses	(683)	(2,273)	-	-
	17,172	6,325	4,211	7,157
Under / (over) provided in prior years	-	(415)	-	-
Income tax expense on pre-tax net profit	17,172	5,910	4,211	7,157
Current tax Liabilities				
Income tax payable	10,123	6,880	-	-
Income tax expense	17,172	5,910	4,211	7,157
Movement in deferred tax liabilities	7,092	1,212	11,777	1,310
Movement in deferred tax assets	(2,423)	7,896	(4,080)	(1,449)
Tax instalments paid	(11,718)	(8,138)	(11,908)	(7,018)
Income tax payable	10,123	6,880	-	-

CONSOLIDATED	Opening Balance $'000	Charged to Income $'000	Acquisitions / Disposals $'000	Closing Balance $'000
2006 Gross Deferred Tax Liabilities				
Trade and other payables	(1,015)	658	-	(357)
Property, Plant and Equipment	(20,588)	11,949	(2,020)	(10,659)
Inventories	(3,599)	(3,605)	1,180	(6,024)
Other	(1,964)	(1,910)	-	(3,874)
	(27,166)	7,092	(840)	(20,914)
2006 Gross Deferred Tax Assets				
Trade and other receivables	374	607	-	981
Provisions	12,671	3,911	5,104	21,686
Property, Plant and Equipment	7,908	(4,947)	-	2,961
Other	5,383	(1,994)	-	3,389
	26,336	(2,423)	5,104	29,017
2005 Gross Deferred Tax Liabilities				
Trade and other payables	(48)	(967)	-	(1,015)
Property, Plant and Equipment	(15,548)	1,697	(6,737)	(20,588)
Inventories	(2,095)	305	(1,809)	(3,599)
Other	(556)	177	(1,585)	(1,964)
	(18,247)	1,212	(10,131)	(27,166)
2005 Gross Deferred Tax Assets				
Trade and other receivables	104	(20)	290	374
Provisions	7,373	6,042	(744)	12,671
Property, Plant and Equipment	3,434	1,150	3,324	7,908
Other	3,886	724	773	5,383
	14,797	7,896	3,643	26,336

COMPANY	Opening Balance $'000	Charged to Income $'000	Acquisitions / Disposals $'000	Closing Balance $'000
NOTE 4: INCOME TAX EXPENSE (continued)				
2006 Gross Deferred Tax Liabilities				
Trade and other payables	(632)	275	-	(357)
Property, Plant and Equipment	(12,457)	15,210	(11,390)	(8,637)
Inventories	(1,422)	(3,721)	1,180	(3,963)
Other	(23)	13	-	(10)
	(14,534)	11,777	(10,210)	(12,967)
2006 Gross Deferred Tax Assets				
Trade and other receivables	87	65	-	152
Provisions	4,596	(2,806)	18,167	19,957
Property, Plant and Equipment	1,064	(622)	-	442
Other	2,788	(717)	-	2,071
	8,535	(4,080)	18,167	22,622
2005 Gross Deferred Tax Liabilities				
Trade and other payables	(48)	(584)	-	(632)
Property, Plant and Equipment	(11,519)	1,682	(2,620)	(12,457)
Inventories	(1,555)	133	-	(1,422)
Other	(102)	79	-	(23)
	(13,224)	1,310	(2,620)	(14,534)
2005 Gross Deferred Tax Assets				
Trade and other receivables	92	(5)	-	87
Provisions	6,401	(1,805)	-	4,596
Property, Plant and Equipment	930	134	-	1,064
Other	1,420	227	1,141	2,788
	8,843	(1,449)	1,141	8,535

Tax Consolidation System

The Company and all its wholly-owned Australian resident entities set out in note 15, are part of a tax-consolidated group under Australian taxation law. Healthscope Limited is the head entity of the tax-consolidated group. Tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the member of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the "Group Allocation" approach. Current tax liabilities and assets and deferred tax assets arising from unused tax losses and tax credits of the members of the tax-consolidated group are recognised by the Company (as head entity in the tax-consolidated group).

Due to the existence of a tax funding arrangement between the entities in the tax-consolidated group, amounts are recognised as payable to or receivable by the Company and each member of the group in relation to the tax contribution amounts paid or payable between the parent entity and the other members of the tax-consolidated group in accordance with the arrangement.

Intellectual Property

The income tax expense takes no account of any tax deduction or tax losses in respect of the past copyright transaction undertaken by the Gribbles Group

NOTE 5: AUDITORS' REMUNERATION

	Consolidated		Company	
	2006 $	2005 $	2006 $	2005 $
Remuneration of the auditors of the parent entity for				
- auditing or reviewing the financial report	565,000	425,000	565,000	425,000
- other services				
- Taxation services	-	57,252	-	57,252
- IFRS	-	21,820	-	21,820
- Other	6,990	10,690	6,990	10,690
	571,990	514,762	571,990	514,762
Other Auditors – Auditing the financial report	91,917	72,000	-	-
	663,907	586,762	571,990	514,762

NOTE 6: DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES

	Consolidated		Company	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Dividends paid during the year				
Interim fully franked ordinary dividend of 7.0 cents (2005: 6.0 cents) per share franked at a tax rate of 30% (2005 30%), paid on 4 April 2006.	15,968	9,558	15,968	9,558
Previous year final				
Final fully franked ordinary dividend of 6.5 cents (2005 5.5 cents) per share franked at the tax rate of 30% (2005: 30%) paid on 26 September 2005.	11,682	4,879	11,682	4,879
	27,650	14,437	27,650	14,437
Dividends declared but not recognised as a liability				
Fully franked ordinary dividend of 7.5 cents (2005: 6.5 cents) per share payable on shareholders registered on 18 September 2006.	17,423	11,645	17,423	11,645
Balance of the franking account at year end includes franking credits arising from payment of provision for income tax and franking debits arising from payment of dividends.	21,656	15,715		

Notes To The Financial Report

for the year ended 30 June 2006 (continued)

	Consolidated	
	2006	2005
NOTE 7: EARNINGS PER SHARE		
Basic earnings per share (cents per share).	25 00	20.89
Diluted earnings per share (cents per share).	24 89	20 70
The following reflects the data used in the calculation of basic and diluted earnings per share:		
Weighted average number of ordinary shares outstanding during the year used in calculating basic earnings per share.	214,774,251	131,618,085
Effect of dilutive securities:		
Share options & Performance Rights	1,009,800	1,232,029
Weighted average of ordinary shares and potential ordinary shares used in calculating diluted Earnings Per Share	215,784,251	132,850,114
Schemes shares remaining unconverted at 30 June 2006 as potential ordinary shares	927,382	1,017,063
Weighted average number of lapsed or converted options included in the calculation of diluted Earnings Per Share.	40,847	187,607
Net profit used in calculation of basic Earnings Per Share and diluted Earnings Per Share.	53,702,000	27,498,000

	Consolidated		Company	
	2006 $	2005 $	2006 $	2005 $
NOTE 8: CASH FLOW INFORMATION				
(a) Reconciliation of cash flow from operations with operating profit after income tax				
Operating profit after income tax	54,920	27,848	43,011	18,320
Non-cash flows in operating profit				
- Depreciation and amortisation	29,962	16,819	12,529	8,621
- Unrealised foreign currency losses	84	69	-	-
- Dividends received and receivable	-	-	(32,498)	(19,890)
- (Profit)/Loss on sale of property, plant & equipment	(1,999)	(3,701)	(13)	-
- (Profit) on sale of investment	(5,577)	(1,071)	-	-
- Employee Performance Rights	804	308	804	308
Share of profit in Joint Venture entities	(1,191)	(265)	-	-
Movement in deferred tax asset	(4,907)	1,456	(3,677)	1,351
Movement in current tax liability	8,728	(155)	(4,916)	(893)
Movement in deferred taxes liability	2,969	(293)	2,969	(389)
Changes in assets and liabilities:				
- Increase / (decrease) to provisions	880	(1,758)	5,588	2,624
- (Increase)/decrease in receivables	2,257	(2,508)	(8,003)	4,932
- (Increase)/decrease in prepayments	(477)	(85)	(2,406)	(3,627)
- (Increase)/decrease in inventories	(3,499)	855	(1,635)	444
- Increase/(decrease) in payables	1,598	(3,571)	2,729	(3,071)
Cash flow from operations	84,552	33,988	14,482	8,730

(b) Acquisition Of Business

(i) **Acquisition of 14 ex-Affinity Healthcare Ltd Hospitals from the Ramsay Health Care Group.**

On 1st November 2005, Healthscope Limited acquired 14 hospitals from Ramsay Health Care Limited

The hospitals were acquired via a combination of the purchase of the respective companies and the acquisition of certain assets and liabilities of certain hospitals The entities acquired were:

Name Of Business/Company Acquired*	Principle Activity	Date of Acquisition	Proportion of Shares Acquired %
Australian Hospital Care (Knox) Pty Ltd	Private Hospital	1/11/2005	100
Australian Hospital Care (Ringwood) Pty Ltd	Private Hospital	1/11/2005	100
Australian Hospital Care (Dorset) Pty Ltd	Private Hospital	1/11/2005	100
Australian Hospital Care (Como) Pty Ltd	Private Hospital	1/11/2005	100
Australian Hospital Care (Lady Davidson) Pty Ltd	Private Hospital	1/11/2005	100
Prince of Wales Hospital Pty Limited	Private Hospital	1/11/2005	100
Melbourne Hospital Pty Limited	Private Hospital	1/11/2005	100
The Victorian Rehabilitation Centre Pty Limited	Private Hospital	1/11/2005	100
Australian Hospital Care (Northpark) Pty Limited	Private Hospital	1/11/2005	100
Mount Hospital Cath Labs Pty Limited	Medical Laboratory	1/11/2005	50
Australian Hospital Care (Spare) Pty Limited	Trustee	1/11/2005	100
AHC Radiology Pty Limited	Trustee	1/11/2005	100

The acquisition of the ex-Affinity hospitals provided for economic and legal completion of each hospital to occur at different dates primarily due to the timing of relevant government approvals As at 30 June 2006 economic completion occurred for the 14 hospitals, however legal completion for Prince of Wales Hospital and Melbourne Private Hospital is yet to occur.

NOTE 8: CASH FLOW INFORMATION (continued)

Details of the composition of the acquisition of the 14 Ex-Affinity Hospitals is as follows:

	Book Value $'000	Fair Value adjustments $'000	Revised Net Assets $'000
Cash and cash equivalents	16,973	(16,954)	19
Trade receivables	60,033	-	60,033
Prepayments	796	-	796
Inventories	10,051	-	10,051
Property, plant & equipment	299,231	(27,730)	271,501
Deferred tax assets	-	13,171	13,171
Trade payables	(57,570)	-	(57,570)
Provisions	(268)	(9,908)	(10,176)
Employee entitlements	(39,503)	-	(39,503)
Deferred tax liabilities	-	(6,024)	(6,024)
Intercompany loans	(97,070)	(34,268)	(131,358)
Fair value of net assets acquired	192,653	(81,713)	110,940
Goodwill arising on acquisition			240,426
			351,366
Consideration			
Cash			476,500
Transitional services agreement			
- Paid			12,833
- Unpaid			667
Cash - working capital			6,266
Acquisition costs paid			27,979
Total cost of acquisition			524,245
Less inter-group loan accounts settled			(172,879)
Total Net Consideration			351,366

For the period from the date of acquisition to 30 June 2006 the ex-Affinity hospitals contributed $31,173,411 on an earnings before interest and tax basis. Given the lack of historical financial information for these individual Hospitals and the seasonality involved it is impractical to determine the contribution of the group had the acquisition occurred on 1 July 2005.

(ii) Acquisition of Primary Care Skin Cancer Clinics

On 23rd October 2005, Healthscope Limited acquired 100% of the Primary Care Skin Cancer Clinic Group.

(iii) Acquisition of Davies Campbell de Lambert

On 21st December 2005, Healthscope Limited acquired 100% of Davies Campbell de Lambert, a pathology operator in NSW

Details of these two acquisitions are summarised below:

	Primary Care Skin Cancer Clinics			Davies Campbell de Lambert		
	Book Value $'000	Fair Value	Revised Net Assets $'000	Book Value $'000	Fair Value	Revised Net Assets $'000
Cash and cash equivalents	102	-	102	106	-	106
Trade receivables	207	-	207	1,213	-	1,213
Prepayments	72	-	72	75	-	75
Inventories	-	-	-	227	-	227
Property, plant & equipment	677	-	677	755	-	755
Goodwill	2,871	(106)	2,765	7,554	-	7,554
Licences	-	-	-	-	7,083	7,083
Deferred tax assets	-	10	10	343	-	343
Trade payables	(300)	34	(266)	(172)	-	(172)
Employee entitlements	(48)	-	(48)	(1,267)	-	(1,267)
Deferred tax liabilities	-	(13)	(13)	(105)	-	(105)
Other liabilities	(303)	-	(303)	(73)	-	(73)
Other loans	(254)	-	(254)	-	-	-
Fair value of net assets acquired	3,024	(75)	2,949	8,656	7,083	15,739
Goodwill arising on acquisition			23,987			14,986
			26,936			30,725
Consideration						
Cash net of cash acquired			26,500			30,500
Cost associated with acquisition			436			225
Total Consideration			**26,936**			**30,725**

The operating profits earned from these two acquisitions have been included in the consolidated accounts from their respective dates of acquisition For the current year, since the date of acquisition these operations contributed in aggregate on an earnings before interest and tax basis $3,623,864 Given the lack of historical information based on the nature of the transaction it is impracticable to determine the contribution of the operations had the acquisition occurred on 1 July 2005

NOTE 8: CASH FLOW INFORMATION (continued)

(c) Disposal of Business

On 19 December 2005, Healthscope publicly announced the sale of Amdel Ltd, the Company's analytical and testing services business

The details of the composition of the disposal of Amdel Ltd is as follows:

Contribution to group	2006 $'000
Revenue from ordinary activities	29,033
Expenses incurred	(24,477)
Depreciation & amortisation	(2,002)
Profit before tax from disposed entity	2,554
Proceeds on the sale of business	60,000
Costs incurred in disposal	(3,384)
Net assets disposed of including goodwill	(51,043)
Profit disposal of Amdel Ltd	5,573

	Consolidated		Company	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
NOTE 9: CASH ASSETS				
Cash on hand	-	34	-	12
Cash at bank	9,792	5,651	1,774	4,905
	9,792	5,685	1,774	4,917
Reconciliation of Cash				
Cash at the end of the financial year as shown in the statement of cash flows is reconciled to items in the statement of financial position as follows				
Cash on hand	-	34	-	12
Cash at bank	9,792	5,651	1,774	4,905
	9,792	5,685	1,774	4,917
NOTE 10: RECEIVABLES				
CURRENT				
Trade debtors	140,694	78,917	56,967	26,803
Loan to Adelaide Community Healthcare Alliance Inc	360	858	360	858
Provision for doubtful debts	(3,313)	(918)	(507)	(291)
	137,741	78,857	56,820	27,370

	Consolidated		Company	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000

NOTE 11: INVENTORIES

CURRENT				
Consumable supplies at cost	25,730	13,773	11,877	4,740
NON CURRENT				
Consumable supplies at cost	-	355	-	-

NOTE 12: OTHER ASSETS

CURRENT				
Capitalised contract acquisition costs	548	104	500	104
GST refund	4,655	1,030	1,040	396
Other	501	1,019	157	158
	5,704	2,153	1,697	658
NON CURRENT				
Capitalised contract acquisition costs	1,143	2,349	988	2,352
	1,143	2,349	988	2,352

NOTE 13: OTHER FINANCIAL ASSETS

Shares in controlled entities at cost (unquoted) (refer Note 15)	-	-	749,152	377,893
Amounts receivable from wholly-owned entities	-	-	236,137	202,318
Loan to Adelaide Community Healthcare Alliance Inc	7,425	7,619	7,425	7,619
Loan other	-	20	-	-
Investment in Pathnet India Pvt Ltd	-	1,005	-	-
	7,425	8,644	992,714	587,830

The loans due from the Adelaide Community Healthcare Alliance Inc bear interest at the sum of the bid rate and a commercial credit margin.

A number inter-groups loans bear interest at the sum of the bid rate and a commercial credit margin

NOTE 14: INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Associated Companies (refer Note 18)	2,325	932	-	-
Interest in jointly controlled entities (refer Note 17)	185	185	-	-
	2,510	1,117	-	-

Notes To The Financial Report

for the year ended 30 June 2006 (continued)

NOTE 15: CONTROLLED ENTITIES

Name of Entity	County of Incorporation	% Owned 2006 %	2005 %
Parent Entity:			
Healthscope Limited	Australia		
Subsidiaries			
Healthscope South Australia Pty Ltd	Australia	100	100
Healthscope (Tasmania) Pty Ltd	Australia	100	100
Healthscope (Tasmania Finance) Pty Ltd	Australia	100	100
Maybury Craft Pty Ltd	Australia	100	100
Darwin Private Hospital Pty Ltd	Australia	100	100
AHC Radiology Pty Ltd	Australia	100	-
Australian Hospital Care (Como) Pty Ltd	Australia	100	-
Australian Hospital Care (Dorset) Pty Ltd	Australia	100	-
Australian Hospital Care (Knox) Pty Ltd	Australia	100	-
Australian Hospital Care (Lady Davidson) Pty Ltd	Australia	100	-
Australian Hospital Care (Northpark) Pty Ltd	Australia	100	-
Australian Hospital Care (Ringwood) Pty Ltd	Australia	100	-
Australian Hospital Care (Spare) Pty Ltd	Australia	100	-
The Victorian Rehabilitation Centre Pty Ltd	Australia	100	-
Gribbles Group			
Advanced Medical Technology Pty Ltd	Australia	100	100
A.C.N 091 375 414 Pty Ltd	Australia	100	100
A.C.N 009 076 555 Ltd	Australia	100	100
A.C.N 065 045 981 Pty Ltd	Australia	100	100
ATTEB M. Pty Ltd	Australia	100	100
Endemic Pathology Laboratory Pty Ltd	Australia	100	100

Name of Entity	County of Incorporation	% Owned 2006 %	2005 %
Gribbles Group (cont'd)			
Australian Analytical Laboratories Pty Ltd	Australia	100	100
FHIC Pty Ltd	Australia	100	100
Gribbles Molecular Science Pty Ltd	Australia	71	71
General Pathology Laboratories Pty Ltd	Australia	100	100
Gribbles Administrative Services Pty Ltd	Australia	100	100
Gribbles DAR Pty Ltd	Australia	100	100
Gribbles IP Holdings Pty Ltd	Australia	100	100
Clinical Laboratories Pty Ltd	Australia	100	100
Gribbles Medical Research Pty Ltd	Australia	100	100
Gribbles Pathology Pty Ltd	Australia	100	100
Gribbles Services Pty Ltd	Australia	100	100
Latot C.A. Pty Ltd	Australia	100	100
Mazlin Investments Pty Ltd	Australia	100	100
Medical Marketing Research Pty Ltd	Australia	100	100
Revesco Investments Pty Ltd	Australia	100	100
A.C.N 093 808 836 Pty Ltd	Australia	100	100
Spectrum Medical Services Pty Ltd	Australia	100	100
St George's Medical Pty Ltd	Australia	100	100
The Gribbles Group Pty Ltd	Australia	100	100
Skin Cancer Clinics			
Histoderm Pty Ltd	Australia	100	-
D F G Clinics Pty Ltd	Australia	100	-
Davies Campbell de Lambert			
28-050-049-780 Pty Ltd	Australia	100	-
43 065 317 106 Pty Ltd	Australia	100	-
96 002 869 632 Pty Ltd	Australia	100	-
Davies, Campbell & de Lambert Pty Limited	Australia	100	-
Medibill Pty Ltd	Australia	100	-

Name of Entity	County of Incorporation	% Owned 2006 %	% Owned 2005 %
Pathology International			
Gribbles Pathology NZ Ltd	New Zealand	100	100
Gribbles NZ Limited	New Zealand	100	100
Gribbles Veterinary Pathology Ltd	New Zealand	100	100
Labnet Invermay Ltd	New Zealand	100	100
Northland Pathology Laboratory Ltd	New Zealand	100	100
Gribbles (Pathology) Malaysia SDN BHD	Malaysia	56.9	56 9
Gribbles Cytology Services SDN BHD	Malaysia	39 8	39 8
Gribbles Environmental Health Services SDN BHD	Malaysia	56.9	56 9
Gribbles Veterinary Services SDN BHD	Malaysia	56 9	56.9
GPM Logistics SDN BHD	Malaysia	56.9	56.9
The Gribbles Group (Mauritius) Limited	Mauritius	100	100
Gribbles Pathology Singapore Pte Ltd	Singapore	56 9	56 9
The Gribbles Group Pte Ltd	Singapore	100	100
The Medical Laboratory (Singapore) Pte Ltd	Singapore	100	100
Quest Laboratories Pte Ltd	Singapore	100	100
Nova			
Australis Health Pty Ltd [iii]	Australia	100	100
Brisbane Waters Administration Pty Ltd [iii]	Australia	100	100
Brisbane Waters Cardiac Services Pty Ltd [iii]	Australia	100	100
Brisbane Waters Equities Pty Ltd [iii]	Australia	100	100
Brisbane Waters Medical Services Pty Ltd [iii]	Australia	100	100
Brisbane Waters Operating Suite Pty Ltd [iii]	Australia	100	100

Name of Entity	County of Incorporation	% Owned 2006 %	% Owned 2005 %
Nova [iv] (cont'd)			
Brisbane Waters Wards Pty Ltd [iii]	Australia	100	100
Hartwell Private Hospital Pty Ltd [iii]	Australia	100	100
HCA Allamanda Private Hospital Pty Ltd [iii]	Australia	100	100
HCA Holdings (Southport) Pty Ltd [iii]	Australia	100	100
HCA Hospitals Pty Ltd [iii]	Australia	100	100
HCA Management Company Pty Ltd [iii]	Australia	100	100
Integrated Health Network Pty Ltd [iii]	Australia	100	100
Longueville Hospital Pty Ltd [iii]	Australia	100	100
MDPH Pty Ltd [iii]	Australia	100	100
Nova Aged Care Services Pty Ltd [iii]	Australia	100	100
Nova Health (MPH) Pty Ltd [iii]	Australia	100	100
Nova Health Pty Ltd [iii]	Australia	100	100
Nova Health Operations Pty Ltd [iii]	Australia	100	100
Queensland Surgicentre Allamanda Pty Ltd [iii]	Australia	100	100
Queensland Surgicentre Pacific Pty Ltd [iii]	Australia	100	100
Queensland Surgicentre Southport Pty Ltd [iii]	Australia	100	100
Queensland Surgicentre Westside Pty Ltd [iii]	Australia	100	100
The Central Coast Private Hospital Pty Ltd [iii]	Australia	100	100
Tweed Surgicentre Pty Ltd [iii]	Australia	100	100

(i) Healthscope Limited is the head entity within the tax consolidated group
(ii) These companies are part of the tax consolidated group
(iii) These wholly owned controlled entities have entered into a deed of cross guarantee with Healthscope Limited pursuant to ASIC Class Order 98 / 1418 and are relieved from the requirement to prepare and lodge audited financial reports
(iv) The Nova Health Pty Limited group of companies joined the Healthscope Limited tax consolidated group on 25 July 2005

Notes To The Financial Report

for the year ended 30 June 2006 (continued)

NOTE 15: CONTROLLED ENTITIES (continued)

Deed of Cross Guarantee

The consolidated income statement and balance sheet of entities, which are party to the deed of cross guarantee, are

	2006 $'000	2005 $'000
Income Statement		
Revenue from ordinary activities	515,430	375,694
Expenses from ordinary activities	(421,203)	(332,741)
Profit before Amortisation, Depreciation, Borrowing costs and Income Tax (EBITDA)	**94,227**	**42,953**
Depreciation, amortisation of property, plant and equipment	(14,384)	(10,286)
Profit before Borrowing Costs and Income Tax (EBIT)	**79,843**	**32,667**
Borrowing costs expense	(41,306)	(17,236)
Share of net profits of associates and joint ventures accounted for using the equity method	1,191	265
Profit from ordinary activities before income tax expense	**39,728**	**15,696**
Income tax expense relating to ordinary activities	(4,762)	(3,190)
Net Profit after income tax	**34,966**	**12,506**
Net Profit attributable to members of the parent entity	**34,966**	**12,506**
Balance Sheet		
CURRENT ASSETS		
Cash assets	(2,617)	4,921
Receivables	64,699	36,313
Prepayments	11,402	5,968
Inventories	13,392	6,228
ACHA Loan	360	360
Other	4,565	6,055
Total current assets	**91,801**	**59,845**
NON CURRENT ASSETS		
Receivables	7,582	2,615
Investments accounted for using the equity method	696	185
Property, plant and equipment	362,745	204,266
Investments	740,799	361,659
Amount receivable from related entities	216,861	173,849
Deferred Expenditure	-	2,454
Deferred tax assets	38,020	6,193
Total non current assets	**1,366,703**	**751,221**
Total assets	**1,458,504**	**811,066**

	2006 $'000	2005 $'000
CURRENT LIABILITIES		
Payables	70,773	33,403
Deferred purchase consideration	-	1,875
Interest bearing liabilities	5,920	2,453
Current tax liabilities	5,340	-
Provisions	31,914	15,861
Mersey Provision	250	250
Other	15,291	168
Total current liabilities	**129,488**	**54,010**
NON CURRENT LIABILITIES		
Interest bearing liabilities	577,000	322,000
Deferred tax liabilities	34,903	2,456
Provisions	4,304	1,529
Total non current liabilities	**616,207**	**325,985**
Total liabilites	**745,695**	**379,995**
Net assets	**712,809**	**431,071**
EQUITY		
Contributed equity	711,181	437,871
Reserves	1,112	-
(Accumulated Losses) * / Retained profits	516	(6,800)
Total equity	**712,809**	**431,071**
* Accumulated Losses		
Accumulated losses at the beginning of the year	(6,800)	(4,869)
Net Profit	34,966	12,506
Dividends paid	(27,650)	(14,437)
Retained profits / (Accumulated losses) at the end of the financial year	516	(6,800)

NOTE 16: ACQUISITION OF BUSINESSES

Names of Businesses Acquired	Principle Activity	Date of Acquisition	Proportion of Shares Acquired %	Cost of Acquisition $'000
Controlled Entities				
14 Ex-Affinity Hospitals	Private Hospitals	1/11/05	100	524,245
Davies Campbell de Lambert	Pathology	21/12/05	100	30,725
Primary Care Skin Clinics	Pathology	23/10/05	100	26,936
				581,906

	Consolidated		Company	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000

NOTE 17: JOINTLY CONTROLLED ENTITY

Interest in Jointly Controlled Entity

A 50% interest is held in the Darwin Cardiac Angiography Laboratory Partnership whose principal activity is providing cardiac catheterisation services

The reporting date of the partnership is 30 June 2006.

The economic entity's share of assets employed in the jointly controlled entity is:

	Consolidated 2006 $'000	Consolidated 2005 $'000	Company 2006 $'000	Company 2005 $'000
Current assets	27	22	-	-
Non-Current assets	577	396	-	-
	604	418	-	-
Current liabilities	(83)	(81)		
Non-Current liabilities	(56)	(104)	-	-
	(139)	(185)		
Net assets	465	233	-	-
Share of jointly controlled entity's profits				
Share of profit before tax	301	379	-	-
Income tax expense	(90)	(114)	-	-
Consolidated entity's share of jointly controlled entity's net profit	211	265	-	-

NOTE 18: ASSOCIATED COMPANIES

Interest are held in the following associated companies

		Ownership Interest		Carrying Amount of Investment	
Name	Principal Activities	2006 %	2005 %	2006 $000	2005 $000
Unlisted					
NM& IG Medical Pty Ltd	Medical Centres	25	25	1,628	932
The Mount Cath Lab Pty Ltd	Cardiac catheterisation	50	-	697	-
				2,325	932

	Consolidated		Company	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Summarised financial information of associates				
Current assets	1,686	556	1,130	-
Non-current assets	2,391	2,351	40	-
	4,077	2,907	1,170	-
Current liabilities	(734)	(632)	(102)	-
Non current liabilities	(70)	(70)	-	-
	(804)	(702)	(102)	-
Net Assets	3,273	2,205	1,068	-
Share of associated entity's profit from ordinary activities before income tax expense	1,400	540	1,274	-
Share of associated entity's income tax expense	(420)	(185)	(294)	-
Share of associated entity's profit from ordinary activities after income tax	980	355	980	-

NOTE 19: PROPERTY, PLANT AND EQUIPMENT

	Consolidated 2006 $'000	Consolidated 2005 $'000	Company 2006 $'000	Company 2005 $'000
LAND BUILDINGS AND IMPROVEMENTS				
Licensed Private Hospitals and Associated Properties				
At Cost	433,009	187,669	268,121	123,340
Less Accumulated Depreciation	(17,221)	(12,018)	(10,353)	(6,938)
	415,788	175,651	257,768	116,402
Leasehold				
At Cost	58,456	34,708	22,578	22,060
Less Accumulated Amortisation	(8,076)	(6,501)	(3,643)	(2,472)
	50,380	28,207	18,935	19,588
Total land, buildings and improvements	**466,168**	**203,858**	**276,703**	**135,990**
PLANT AND EQUIPMENT				
Plant and equipment				
At Cost	169,265	150,815	71,677	47,064
Less Accumulated Depreciation	(71,356)	(80,623)	(27,225)	(20,051)
	97,909	70,192	44,452	27,013
Leased Assets	5,927	13,495	419	424
Less Accumulated Depreciation	(3,362)	(4,564)	(385)	(351)
	2,565	8,931	34	73
Total plant and equipment	**100,474**	**79,123**	**44,486**	**27,085**
Total property, plant and equipment	**566,642**	**282,981**	**321,189**	**163,075**

During the year ended 30 June 2006 the group purchased property, plant and equipment to the value of $326.7m and disposed of property, plant and equipment with a written down value of $11.47m. The purchase price of property, plant and equipment is considered by the directors to at least equate to the market value of the assets at 30 June 2006.

NOTE 19: PROPERTY, PLANT AND EQUIPMENT (continued)

The directors believe that the carrying value of property, plant and equipment will be fully recoverable from the assets use and subsequent disposal (refer note 1(e)).

Movements in Carrying Amounts

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year.

CONSOLIDATED	Freehold Land $'000	Buildings $'000	Leasehold Improvements $'000	Plant & Equipment $'000	Leased Plant & Equipment $'000	Total $'000
Cost						
Balance at 1 July 2004	28,551	129,057	23,017	50,374	424	231,423
Additions	-	7,941	2,184	13,458	-	23,583
Transfers	-	(3,455)	2,937	12,318	(11,800)	-
Disposals	(3,417)	(571)	(2,728)	(3,319)	(273)	(10,308)
Additions through acquisition	9,878	19,696	9,303	77,984	25,148	142,009
Other	(2)	(9)	(5)	-	(4)	(20)
Balance at 30 June 2005	**35,010**	**152,659**	**34,708**	**150,815**	**13,495**	**386,687**
Balance at 1 July 2005	35,010	152,659	34,708	150,815	13,495	386,687
Additions	-	6,265	7,210	34,205	-	47,680
Transfers	-	-	985	4,888	(5,873)	-
Disposals	(810)	(2,043)	(7,454)	(33,877)	(2,121)	(46,305)
Additions through acquisition	58,450	183,653	23,084	13,324	473	278,984
Foreign currency exchange	(38)	(137)	(77)	(90)	(47)	(389)
Balance at 30 June 2006	**92,612**	**340,397**	**58,456**	**169,265**	**5,927**	**666,657**

CONSOLIDATED	Freehold Land $'000	Buildings $'000	Leasehold Improvements $'000	Plant & Equipment $'000	Leased Plant & Equipment $'000	Total $'000
Accumulated Depreciation						
Balance at 1 July 2004	-	(7,215)	(1,565)	(20,146)	(231)	(29,157)
Additions	-	(2,147)	-		-	(2,147)
Transfers	-	-	-	(1,902)	1,902	-
Disposals	-	-	1,364	1,958	-	3,322
Additions through acquisition	-	-	(4,608)	(50,597)	(3,804)	(59,009)
Other	-	-	-	-	-	-
Depreciation expense		(2,656)	(1,692)	(9,936)	(2,431)	(16,715)
Balance at 30 June 2005	**-**	**(12,018)**	**(6,501)**	**(80,623)**	**(4,564)**	**(103,706)**
Balance at 1 July 2005	-	(12,018)	(6,501)	(80,623)	(4,564)	(103,706)
Additions	-	-	(1,110)	-	-	(1,110)
Transfers	-	-	(302)	(1,702)	2,004	-
Disposals	-	448	3,046	30,132	1,214	34,840
Additions through acquisition	-	-	(17)	(226)	(94)	(337)
Other	-	-	-	-	15	15
Depreciation expense	-	(5,677)	(3,217)	(19,012)	(1,953)	(29,859)
Foreign currency exchange	-	26	25	75	16	142
Balance at 30 June 2006	**-**	**(17,221)**	**(8,076)**	**(71,356)**	**(3,362)**	**(100,015)**
Carrying Amounts						
At 1 July 2004	28,551	121,842	21,452	30,228	193	202,266
At 30 June 2005	35,010	140,641	28,207	70,192	8,931	282,981
At 1 July 2005	35,010	140,641	28,207	70,192	8,931	282,981
At 30 June 2006	92,612	323,176	50,380	97,909	2,565	566,642

NOTE 19: PROPERTY, PLANT AND EQUIPMENT (continued)

COMPANY	Freehold Land $'000	Buildings $'000	Leasehold Improvements $'000	Plant & Equipment $'000	Leased Plant & Equipment $'000	Total $'000
Cost						
Balance at 1 July 2004	25,120	96,459	22,636	38,296	424	182,935
Additions	-	5,379	1,042	6,320	-	12,741
Transfers	-	(3,618)	-	3,618	-	-
Disposals	-	-	(1,618)	(1,171)	-	(2,789)
Balance at 30 June 2005	**25,120**	**98,220**	**22,060**	**47,063**	**424**	**192,887**
Balance at 1 July 2005	25,120	98,220	22,060	47,063	424	192,887
Additions	-	5,836	497	9,615	-	15,948
Transfers	-	-	-	-	-	-
Disposals	-	-	-	(545)	-	(545)
Additions through acquisition	33,200	105,745	21	15,544	-	154,510
Other	-	-	-	-	(5)	(5)
Balance at 30 June 2006	**58,320**	**209,801**	**22,578**	**71,677**	**419**	**362,795**
Accumulated Depreciation						
Balance at 1 July 2004	-	(5,236)	(1,548)	(14,535)	(231)	(21,550)
Additions	-	-	-	(138)	-	(138)
Transfers	-	155	-	(155)	-	-
Disposals	-		324	69	-	393
Depreciation expense	-	(1,857)	(1,248)	(5,292)	(120)	(8,517)
Balance at 30 June 2005	**-**	**(6,938)**	**(2,472)**	**(20,051)**	**(351)**	**(29,812)**
Balance at 1 July 2005	-	(6,938)	(2,472)	(20,051)	(351)	(29,812)
Additions	-	-	-	-	-	-
Transfers	-	-	-	-	-	-
Disposals	-	-	-	611	19	630
Depreciation expense	-	(3,415)	(1,171)	(7,785)	(53)	(12,424)
Balance at 30 June 2006	**-**	**(10,353)**	**(3,643)**	**(27,225)**	**(385)**	**(41,606)**
Carrying Amounts						
At 1 July 2004	25,120	91,223	21,088	23,761	193	161,385
At 30 June 2005	25,120	91,282	19,588	27,012	73	163,075
At 1 July 2005	25,120	91,282	19,588	27,012	73	163,075
At 30 June 2006	58,320	199,448	18,935	44,452	34	321,189

CONSOLIDATED	Goodwill $'000	Licences $'000	TOTAL $'000
NOTE 20: INTANGIBLES			
Cost			
Balance at 1 July 2004	-	-	-
Additions	-	-	-
Transfers	-	-	-
Disposals	-	-	-
Additions through acquisitions	394,044	91,138	485,182
Revaluations	-	-	-
Depreciation expense	-	-	-
Balance at 30 June 2005	**394,044**	**91,138**	**485,182**
Balance at 1 July 2005	394,044	91,138	485,182
Additions	280	-	280
Transfers	-	-	-
Disposals	(34,458)	-	(34,458)
Additions through acquisitions	289,951	7,083	297,034
Foreign Exchange	(2,511)	-	(2,511)
Balance at 30 June 2006	**647,306**	**98,221**	**745,527**
Accumulated Amortisation			
Balance at 1 July 2004	-	-	-
Additions	-	-	-
Transfers	-	-	-
Disposals	-	-	-
Additions through acquisitions	-	-	-
Restatement	-	-	-
Impairment	-	-	-
Balance at 30 June 2005	-	-	-
Balance at 1 July 2005	-	-	-
Additions	-	-	-
Transfers	-	-	-
Disposals	1,471	-	1,471
Additions through acquisitions	-	-	-
Restatement	-	-	-
Impairment	-	-	-
Foreign Exchange	282	-	282
Balance at 30 June 2006	**1,753**	-	**1,753**
Written Down Value - 30 June 2005	**394,044**	**91,138**	**485,182**
Written Down Value - 30 June 2006	**649,059**	**98,221**	**747,280**

NOTE 20: INTANGIBLES (continued)

Allocation of goodwill to cash-generating units

The allocation of goodwill for impairment testing purposes is to three individual cash-generating units. The recoverable amounts of these cash-generating units are based on similar key assumptions and the aggregate carrying amount of goodwill allocated to those units is provided below.

	2006 $'000	2005 $'000
Hospital Operations – Australia	310,614	91,304
Pathology Operations – Global (1)	311,731	246,377
Skin Cancer Diagnostic Operations - Australia	26,714	-
	649,059	337,581

The recoverable amount of each cash-generating unit is the net present value of the future cash flows of the cash generating unit. Recoverable amounts have been determined using:

- 2006/2007 management approved profit and loss and cashflow budgets for each cash generating unit;
- inherent growth factors consistent with current performance and
- prevailing market based discount rates

Management believes that any reasonably possible change in the key assumptions, on which recoverable amount has been assessed would not cause any excess of recoverable amount in any of the cash generating units described above

1 The Pathology operations are in the first instance based on international geographies and then where applicable based on individual operating centres where these are deemed to be of a scale and independent of other operating centres.

	Consolidated		Company	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000

NOTE 21: PAYABLES

	Consolidated 2006 $'000	Consolidated 2005 $'000	Company 2006 $'000	Company 2005 $'000
CURRENT				
Unsecured liabilities				
Trade creditors	43,846	31,773	30,057	8,037
Sundry creditors and accruals	72,890	39,544	38,524	17,873
	116,736	71,317	68,581	25,910

NOTE 22: DEFERRED PURCHASE CONSIDERATION

	Consolidated 2006 $'000	Consolidated 2005 $'000	Company 2006 $'000	Company 2005 $'000
CURRENT				
Deferred purchase consideration	-	3,023	-	1,875

	Consolidated		Company	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000

NOTE 23: INTEREST BEARING LIABILITIES

	2006 $'000	2005 $'000	2006 $'000	2005 $'000
CURRENT				
Secured liabilities:				
Hire purchase facility	5,915	2,416	5,915	2,416
Lease liability	1,159	2,534	5	37
	7,074	4,950	5,920	2,453
NON CURRENT				
Secured liabilities				
Loan facility advances	577,000	322,698	577,000	322,000
Lease liability	1,974	5,858	-	-
	578,974	328,556	577,000	322,000

The loan facility advances and bank overdraft of the parent entity and controlled entities are secured by a first registered fixed and floating charge over the assets of the parent entity and all Australian & New Zealand controlled entities.

(Refer Note 37)

NOTE 24: EMPLOYEE ENTITLEMENTS

	2006 $'000	2005 $'000	2006 $'000	2005 $'000
CURRENT				
Liability for long service leave	20,552	10,553	9,222	3,758
Liability for annual leave	38,916	23,325	19,076	8,595
	59,468	33,878	28,298	12,353
NON CURRENT				
Liability for long service leave	8,965	5,192	3,717	1,202
	8,965	5,192	3,717	1,202
*Aggregate employee entitlements liability (including on-costs)	68,433	39,070	32,015	13,555
Number of employees at year end (actual numbers)	16,549	10,833	10,961	5,364

NOTE 25: PROVISIONS

	Termination of Mersey Contract $'000	Provision arising as at acquisition date $'000	Malpractice $'000	Unoccupied Leases $'000	TOTAL $'000
CONSOLIDATED					
Balance as of 1/07/05	250	3,058	894	110	4,312
Provision made during the year	-	-	648	-	648
Provision recognised on acquisition of controlled entities	-	-	9,908	-	9,908
Provision used during the year	-	-	(576)	(57)	(633)
Balance at 30 June 2006	250	3,058	10,874	53	14,235
Current	250	3,058	10,874	53	14,235
Non current	-	-	-	-	-
	250	3,058	10,874	53	14,235
COMPANY					
Balance as at 1/7/05	250	-	894	-	1,144
Provision made during year	-	-	648	-	648
Provision recognised acquisition of controlled entities	-	-	9,908	-	9,908
Provision used during the year	-	-	(576)	-	(576)
Balance at 30 June 2006	250	-	10,874	-	11,124
Current	250	-	10,874	-	11,124
Non current	-	-	-	-	-
	250	-	10,874	-	11,124

	Consolidated		Company	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000

NOTE 26: CONTRIBUTED EQUITY

	Consolidated 2006 $'000	Consolidated 2005 $'000	Company 2006 $'000	Company 2005 $'000
Paid-up capital				
232,305,829 (2005 - 179, 158,149)				
Fully paid ordinary shares	711,181	437,870	711,181	437,870
	711,181	437,870	711,181	437,870
(a) Ordinary Shares				
At the beginning of the reporting period	437,870	143,060	437,870	143,060
66,667 on 24 August 2004	-	137	-	137
394,337 on 27 September 2004	-	1,353	-	1,353
266,667 on 8 November 2004	-	588	-	588
52,683 on 10 November 2004	-	108	-	108
13,984 on 24 November 2004	-	28	-	28
53,787,016 on 21 December 2004	-	167,838	-	167,838
16,057,127 on 19 January 2005	-	49,792	-	49,792
944,721 on 29 March 2005	-	3,788	-	3,788
1,438,214 on 1 April 2005	-	5,767	-	5,767
100,000 on 4 May 2005	-	175	-	175
17,415,730 on 25 May 2005	-	77,500	-	77,500
400,000 on 29 August 2005	418	-	418	-
100,000 on 3 September 2005	216	-	216	-
20,750,000 on 9 September 2005	120,350	-	120,350	-
1,325,000 on 9 September 2005	7,685	-	7,685	-
953,722 on 26 September 2005	5,312	-	5,312	-
25,338,148 on 16 November 2005	129,225	-	129,225	-
1,714,483 on 4 April 2006	6,395	-	6,395	-
2,566,327 on 6 April 2006	9,752	-	9,752	-
Transaction costs arising from the issue of shares	(6,042)	(12,264)	(6,042)	(12,264)
At reporting date	711,181	437,870	711,181	437,870

(b) Options

An executive option scheme was in operation whereby Healthscope Limited granted options over the ordinary issued shares of Healthscope Limited to Directors and Executive Officers of the consolidated entity. The options were granted subject to performance hurdles established by the Directors of Healthscope Limited. The options are able to be exercised in three tranches being one, two and three years after issue (or later). In order to be exercised, the market price must be greater than the share price hurdle for ten days in a twenty day period.

The Company undertook a 3 for 4 rights issue on 16 December 2004. Under the rules of the Healthscope Executive Option Plan, this necessitates a recalculation of the exercise price for each option in terms of a specified formula. The result is a 30 cent per option reduction in the exercise price of each option from this date forward. This adjustment has been reflected in all the figures presented below

Notes To The Financial Report

for the year ended 30 June 2006 (continued)

NOTE 26: CONTRIBUTED EQUITY (continued)

The Company undertook a further 1 for 8 rights issue on the 16th November 2005 Under the rules of the Healthscope Executive Option Plan, this necessitates a recalculation of the exercise price for each option in terms of a specified formula. The result is a reduction in the exercise price per option of 7 cents from this date forward This adjustment has been reflected in all the figures presented below.

Information with respect to the number of options granted is as follows.

	2006		2005	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance at beginning of year	700,001	1.46	1,200,002	1 92
- issued (i)	-	-	-	-
- exercised (ii)	(500,000)	1 27	(500,001)	2 07
- lapsed (iii)	-	-	-	-
Balance at end of year (iv)	200,001	1.88	700,001	1.46
Exercisable at end of year	100,000	1.68	500,001	1 19

(i) Options granted during the reporting period:

No Options were granted during the year ended 30 June 2005 or the year ended 30 June 2006.

(ii) Options Exercised

The following table summarises information about the options exercised during the year ended 30 June 2006

Number of Options	Grant Date	Expiry Date	Weighted Average Exercise Price $	Proceeds from shares issued $	Number of shares issued	Share Issue Date	Fair Value of shares issued $
66,667	28/09/1999	28/08/2010	0.03	2,000	66,667	29/08/2005	5 53
66,666	28/09/1999	28/08/2011	0.03	2,000	66,666	29/08/2005	5 53
66,667	28/09/1999	28/08/2012	0.03	2,000	66,667	29/08/2005	5 53
66,666	11/02/2002	28/08/2013	2.06	137,332	66,666	29/08/2005	5 53
66,667	11/02/2002	28/08/2014	2.06	137,334	66,667	29/08/2005	5.53
66,667	11/02/2002	28/08/2014	2.06	137,334	66,667	29/08/2005	5.53
100,000	3/09/2003	3/09/2015	2 16	216,000	100,000	03/09/2005	5 77
500,000				634,000	500,000		

The following table summarises information about options exercised during the year ended 30 June 2005.

Number of Options	Grant Date	Expiry Date	Weighted Average Exercise Price $	Proceeds from shares issued $	Number of shares issued	Share Issue Date	Fair Value of shares issued $
66,667	28/08/2001	28/08/2013	2.05	136,667	66,667	24/08/2004	3.18
100,000	03/09/2003	03/09/2014	2 46	246,000	100,000	08/11/2004	3 49
166,667	28/08/2001	28/08/2014	2.05	341,667	166,667	08/11/2004	3.49
52,683	28/08/2001	28/08/2014	2 05	108,000	52,683	10/11/2004	4.48
13,984	28/08/2001	28/08/2014	2 05	28,667	13,984	24/11/2004	3 66
33,333	28/08/2001	28/08/2012	1.75	58,333	33,333	04/05/2005	4 50
33,333	28/08/2001	28/08/2013	1.75	58,333	33,333	04/05/2005	4.50
33,334	28/08/2001	28/08/2014	1.75	58,335	33,334	04/05/2005	4 50
500,001				1,036,002	500,001		

The fair value of shares issued during the reporting period is considered to be the market price of shares of Healthscope Limited on the ASX as at the close of trading on their respective issue dates.

(iii) Options Lapsed

No options lapsed in the financial years ended 30 June 2006 and 30 June 2005

(iv) Options held as at the end of the reporting period

The following table summarises information about options held as at 30 June 2006.

Number of Options	Grant Date	Available Date	Expiry Date	Weighted Average Exercise Price $	Share Price Hurdle $
33,333	28/08/2001	28/08/2002	28/08/2012	1.68	2.56
33,334	28/08/2001	28/08/2003	28/08/2013	1.68	2.77
33,334	28/08/2001	28/08/2004	28/08/2014	1.68	2 97
100,000	03/09/2003	03/09/2006	03/09/2016	2.09	3.57
200,001				1.88	

(v) Fair Value of Options:

The fair value of each option is estimated on the date of grant using the Binomial lattice method which takes account of factors including the option exercise price, the level and volatility of the underlying share price, the risk free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option.

The resulting weighted average fair values per option as at grant date for all options are:

Number of Options	Grant Date	Available Date	Fair Value $
33,333	28/08/2001	28/08/2002	0 814
33,333	28/08/2001	28/08/2003	0 814
33,334	28/08/2001	28/08/2004	0 814
100,000	03/09/2003	03/09/2006	0 629
200,000			

(vi) Executive Performance Rights

An executive performance rights plan was established to provide an incentive to key senior employees to deliver superior long-term performance. Under the plan rules, Healthscope Limited issues "rights to acquire shares" to selected executives and members of management. These rights give the recipient the right, but no obligation to take up shares in the Company. This opportunity normally arises after the first performance measurement date provided the performance condition has been satisfied No exercise price is payable in order to exercise the right.

The performance hurdle for the rights issued to date i e 30 June 2006, is a set level of real growth in the Company's Earnings Per Share. The performance hurdle requirement is that the average annual Earnings per share growth (before non-recurring items) of Healthscope limited from 30 June 2004 to the measurement date is at least equal to the movement in the Australian Consumer Price Index ("CPI") plus 4% per annum over the same period.

For the executive performance rights issued in and for the FY2007, the Remuneration Committee selected a dual hurdle split equally between a Total Shareholder Return (TSR) performance condition and an Earnings Per Share (EPS) performance condition

The performance rights issued in and for the FY2007 are split into two equal tranches, and each tranche will vest (i.e become exercisable) only if the performance condition attached to that tranche is met, namely:

NOTE 26: CONTRIBUTED EQUITY (continued)

- Tranche A – the Performance Condition requires the TSR ranking of the Company over the vesting period to be equal to, or greater than, the 75th percentile in ranking against a comparator group of companies selected from the ASX 200 excluding resources and financial companies. Partial (50%) vesting will be achieved if the TSR ranking is equal to the 51st percentile, with pro rata vesting achieved if the ranking is between the 51st and 75th percentiles.
- Tranche B – the Performance Condition requires that the average annual percentage compound growth over the vesting period in the Company's Earnings Per Share, must equal or exceed 10% per annum, compounded annually

A right to take up a share vests and becomes exercisable after the performance hurdle has been satisfied The performance under the hurdle is measured at the third anniversary date of the Grant Date, and if not satisfied, as at the half and full year ends up to the expiry date which is the fifth anniversary of the grant date The performance rights will lapse if not exercised by the expiry date.

Information with respect to the number of rights granted is as follows.

	2006 Number
Balance at the beginning of the year	317,062
- Number issued on 1 July 2005	437,277
- Rights cancelled due to termination of employment	(26,958)
Balance at 30 June 2006	727,381
Exercisable at 30 June 2006	-

Rights held at the end of the reporting period

Number of Rights	Grant Date	Vesting Date	Expiry Date
176,353	1/07/2004	1/07/2007	30/06/2009
113,751	29/10/2004	29/10/2007	29/10/2009
437,277	1/07/2005	1/07/2008	30/06/2010
727,381			

Fair Value of Performance Rights

The fair value of each right is estimated on the date of grant using the Black-Scholes model which takes account of factors including the level of volatility of the underlying share price, dividend yield, current share price, life of the performance right, the risk free interest rate and the exercise price.

The fair value per performance right at grant date has been determined to be by reference to an independent valuation $2 42 for the right issued in 2004 and $3.79 for the right issued in 2005.

The fair value of these performance rights is currently not recognised as an expense in the financial statements.

NOTE 27: RESERVES

Foreign Currency Translation Reserve

The translation reserve comprises all foreign exchange differences arsing from, the translation of the financial statements of foreign operations where their functional currency is different to the presentation currency of the reporting entity, as well as from the translation of liabilities that hedge the Company's net investment in a foreign subsidiary.

Employee Benefits Reserve

The employee benefits reserve arises from the grant of shares options and performance rights to executives under the executive share option scheme and the executive performance rights scheme Amounts are transferred out of the reserve and into share capitals when the options are exercised or the performance rights vest.

	Consolidated		Company	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000

NOTE 28: MINORITY INTERESTS

	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Minority interests in controlled entities comprises:				
Contributed Equity	8,129	8,129	-	-
Retained Profits	(4,137)	(5,400)	-	-
	3,992	2,729	-	-
Reconciliation of minority interests in controlled entities				
Opening balance	2,774	-	-	-
Balance Acquired	-	2,424	-	-
Add: Share of Operating Profit	1,218	350	-	-
Closing Balance	3,992	2,774	-	-

NOTE 29: CAPITAL AND LEASING COMMITMENTS

Finance lease commitments:

	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Minimum future lease payments				
Payable				
- Not later than 1 year	1,318	3,148	4	37
- Later than 1 year but no later than 5 years	2,215	6,554	-	-
- Later than 5 years	-	8	-	-
Minimum lease payments	3,533	9,710	4	37
Less future finance charges	(400)	(1,318)	-	-
Present value of minimum lease payments	3,133	8,392	4	37

These commitments represent future payments for various plant and equipment, computer and telephone systems and have been recognised as a liability in the current financial year.

	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Present value of minimum lease payments				
Payable				
- Not later than 1 year	1,159	2,534	4	37
- Later than 1 year but no later than 5 years	1,974	5,851	-	-
- Later than 5 years	-	7	-	-
Present value of minimum lease payments	3,133	8,392	4	37
Included in the financial statements:				
Current borrowings (Note 23)	1,159	2,534	4	37
Non current borrowings (Note 23)	1,974	5,858	-	-
Total	3,133	8,392	4	37

	Consolidated		Company	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
NOTE 29: CAPITAL AND LEASING COMMITMENTS (continued)				
Operating lease commitments:				
Non-cancellable operating leases contracted for but not capitalised in the financial report				
Payable				
- Not later than 1 year	24,475	12,582	2,666	2,715
- Later than 1 year but no later than 5 years	48,328	30,865	10,955	11,608
- Later than 5 years	60,467	27,031	19,540	22,766
	133,270	70,478	33,161	37,089
The property leases are non-cancellable leases with varying terms.				
Capital expenditure commitments:				
Capital expenditure projects				
Payable				
- Not later than 1 year	12,325	5,578	5,350	3,474
- Later than 1 year but no later than 5 years	-	-	-	-
	12,325	5,578	5,350	3,474
Joint Venture				
Finance lease commitments:				
- Not later than 1 year	118	156	-	-
- Later than 1 year but no later than 5 years	-	-	-	-
Minimum lease payment	120	175	-	-
Less future finance charges	(2)	(19)	-	-
Total lease liability	118	156	-	-
NOTE 30: CONTINGENT LIABILITIES				
Estimates of material amounts of contingent liabilities, not provided for in the financial report:				
Retirement and termination benefits payable in certain circumstances to executive officers under service agreement	1,162	1,150	1,162	1,150
The parent entity has given a bank guarantee of $921,000 (2005 - $824,000) to the Workcover Corporation of South Australia, in order to satisfy certain statutory agreements	921	827	921	827
The consolidated entity has given bank guarantees of $647,000 in respect of property leases.	647	756	191	756
As a number of events had been notified under our malpractice insurance policy with HIH a provision was raised in the previous Financial Report based upon notified claims at balance date The provision has been reduced by settled claims, but does not provide for significant events for which no claim has been made and therefore a liability cannot be quantified	-	-	-	-

	Consolidated		Company	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000

NOTE 31: FINANCE FACILITIES

	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Major standby arrangements with banks to provide funds and support facilities				
Bank overdraft credit facility	2,000	2,000	2,000	2,000
Cash at Bank	9,792	5,651	1,774	4,905
Amount utilised	-	-	-	-
Unused credit facility	11,792	7,651	3,774	6,905
Credit facility	680,000	385,000	680,000	385,000
Amount utilised	(577,000)	(322,000)	(577,000)	(322,000)
Unused credit facility	103,000	63,000	103,000	63,000

A syndicated facility of $325 million was established on 10 December 2004, along with a further advance facility of $25 million.

The syndicated facility was expanded by a further $35 million to $360 million on 24 February 2005

The syndicated facility was expanded by a further $300 million to $660 million on 9 September 2005.

The syndicated facility reduced by $5 million to $655 million on 30 June 2006

NOTE 32: RELATED PARTY AND KEY MANAGEMENT PERSONNEL DISCLOSURES

Equity Interests in Related Parties

Equity Interests in Controlled Entities

Details of the percentage of ordinary shares held in controlled entities are disclosed in note 15 to the financial statements.

Equity Interests into Jointly Controlled Entities

Details of interests in joint ventures are disclosed in note 17 to the financial statements.

Key Management Personnel Remuneration

Details of Key Management Personnel remuneration are disclosed in the Directors Report accompanying the Financial Report

Transactions within the wholly owned group

The wholly owned group includes

- The ultimate parent entity in the wholly owned group;
- Wholly owned controlled entities; and
- Other entities in the wholly owned group.

The ultimate parent entity in the wholly owned group is Healthscope Limited.

During the 2003/04 financial year, the directors elected for wholly owned Australian entities within the group to be taxed as a single entity from 14 April 2003.

NOTE 32: RELATED PARTY AND KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

Transactions with other related parties

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated

	Consolidated		Company	
	2006 $	2005 $	2006 $	2005 $
Director related entities				
Underwriting fees, structuring fees and management fees paid to Macquarie Equity Capital Markets Limited (MECML), a member of the Macquarie Bank Group, Mr H K McCann is a non-executive Director of Macquarie Bank Limited				
Mr McCann did not participate in the decision to engage MECML. Fees were agreed on arms length basis by management and the Board in the absence of Mr McCann	4,108,540	4,612,134	4,108,540	-
Electricity and Gas paid to Origin Energy Limited at normal commercial rates Mr H K McCann is Chairman of Origin Energy Limited.				
Origin is one of a number of utility suppliers to the Company The contract was negotiated by management and Mr McCann did not participate in the decision to acquire service from Origin.	968,595	678,270	700,658	630,098
Fees paid to Spotless Services Limited, a service provider to the health sector at normal commercial rates. Mr R B Evans is a non-executive Director of Spotless Services Limited				
Spotless is one of a number of service providers to the Company. Contracts were negotiated by Management and Mr Evans did not participate in the decision to acquire services from Spotless	7,488,496	6,893,628	7,488,496	6,893,628
Fees paid to Clifford Hallam Healthcare, a supplier of medical supplies to the health sector at normal commercial rates Mr R A F England became a non-executive director of Clifford Hallam Healthcare in June 2005.				
Clifford Hallam Healthcare is one of a number of suppliers to the Company Contracts were negotiated by Management and Mr England was not involved in the decision to acquire services from Clifford Hallam Healthcare	10,717,839	7,069,650	10,714,673	7,069,650
Fees paid to St George Bank as a participant in the Group's banking syndicate Mrs Nicholls has been a non-executive director of St George Bank since August 2002, and Mr England since September 2004	5,678,684	1,045,312	5,678,684	1,045,312

*Legal fees paid to Allens Arthur Robinson at normal commercial rates for the 2005 financial year were $3,055,376 Mr H K McCann was non-partner Chairman of the firm until December 2004

NOTE 33: SUPERANNUATION COMMITMENTS

The economic entity participated in a number of accumulation plans to provide benefits to employees of entities in the economic entity on retirement, death or disability. The economic entity has no liability for any unfunded benefits which may exist within these plans.

NOTE 34: SEGMENT REPORTING

	2006 $'000	2005 $'000
Segment Revenue		
Pathology	233,558	112,719
Analytical	29,033	27,871
Hospitals	852,432	387,796
Other	2,422	1,609
Total of all segments	1,117,445	529,995
Segment Results – Earnings before Interest and Tax		
Pathology	25,262	13,635
Analytical	2,554	1,548
Hospitals	86,478	33,563
Corporate	(6,755)	(2,904)
Other	2,334	3,689
Total of all segments	109,873	49,531
Non-recurring	4,992	1,597
Total EBIT	114,865	51,128
Interest	(42,773)	(17,370)
Profit from ordinary activities before income tax expense	72,092	33,758
Income tax expense relating to ordinary activities	(17,172)	(5,910)
Net Profit	54,920	27,848

	Assets		Liabilities	
Segment assets and liabilities	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Pathology	395,877	369,853	169,195	205,036
Analytical	-	26,995	-	53,383
Hospital	1,460,043	864,447	755,004	417,880
Other	26,095	-	487	-
Total of all segments	1,882,015	1,261,295	924,686	676,299
Unallocated	29,017	34,240	31,033	(28,143)
Eliminations	(363,320)	(378,265)	(139,230)	(162,882)
Consolidated	1,547,712	917,270	816,489	485,274

Notes To The Financial Report

for the year ended 30 June 2006 (continued)

NOTE 34: SEGMENT REPORTING (continued)

	Pathology		Hospital		Other		Total	
Other segment information	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Equity accounted investments included in segment assets	1,628	932	882	185	-	-	2,510	1,117
Acquisition of segment assets	23,841	4,987	382,548	13,385	3,820	497	410,209	18,869
Depreciation and amortisation of assets	8,350	2,574	19,613	10,567	1,999	3,678	29,962	16,819

	Revenue from external customers		Segment assets		Acquisition segment assets	
Geographical Segment	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Australia	1,064,754	504,747	1,848,562	1,260,953	410,209	17,766
New Zealand	27,752	14,589	20,997	9,451	-	362
South East Asia	24,939	10,659	12,456	9,383	-	741
Unallocated	-	-	29,017	15,747	-	-
Eliminations	-	-	(363,321)	(378,264)	-	-
	1,117,445	529,995	1,547,711	917,270	410,209	18,869

NOTE 35: EVENTS SUBSEQUENT TO BALANCE DATE

On the 14th July 2006, a consortium led by Healthscope Limited was appointed as sole provider of community pathology service in the Auckland region of New Zealand. The long-term contract covers all pathology tests referred by health professionals in the regions governed by the Auckland District Health Board, The Waitemata District Health Board and the Carties Manukau District Health Board.

The consortium, Lab Tests Auckland Pty Ltd , comprises Healthscope (76.7 %) and two local New Zealand based entities

The contract is for a period of 8 years, commencing 1 July 2007 and is worth in excess of $560 million in revenue

On 21 August 2006, the Company entered into a conditional agreement with Berjaya Berhad to acquire its minority (42 8%) interest in Gribbles Pathology (Malaysia) Sdh Bhd

NOTE 36: IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS

For financial reporting periods beginning on or after 1 January 2005, the consolidated entity must comply with Australian equivalents to International Reporting Standards ("A-IFRS") as issued by the Australian Accounting Standards Board

This annual financial report has been prepared in accordance with Australian Accounting Standards and Urgent Issues Group Consensus Views ("Australian GAAP").

The consolidated entity changed its accounting policies on 1 July 2005 to comply with Australian equivalents to International Financial Reporting Standards (A-IFRS'). The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 'First time Adoption of Australian Equivalents to International Financial Reporting Standards', with 1 July 2004 as the date of transition.

NOTE 36: IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS (continued)

An explanation of how the transition from superseded policies to A-IFRS has affected the Company and consolidated entity's financial position and financial performance is set out in the following tables and the notes that accompany the tables.

The figures disclosed are of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report

Reconciliation of Statement of Financial Position as presented under AGAAP to that under A-IFRS as at 30 June 2005.

	Consolidated				Company		
	AGAAP 2005 $000s	Notes	AIFRS adjustments $000s	AGAAP adjusted for AIFRS 2005 $000s	AGAAP 2005 $000s	AIFRS adjustments $000s	AGAAP adjusted for AIFRS 2005 $000s
ASSETS							
Current assets	110,306		-	110,306	43,519	-	43,519
Non current assets	796,335	(i)	10,729	806,964	755,569	(i) 6,223	761,792
		(ii)	(100)				
Total assets	906,641			917,270	799,088		805,311
LIABILITIES							
Current liabilities	124,350		10	124,360	43,735	-	43,735
Non current liabilities	339,778	(i)	21,136	360,914	325,054	(i) 10,703	335,757
Total liabilities	464,128			485,274	368,789		379,492
Net assets	442,513			431,996	430,299		425,819
EQUITY							
Share capital	437,870		-	437,870	437,870	-	437,870
Retained profits	2,428		(10,870)	(8,442)	(7,571)	(4,788)	(12,359)
Reserves	(514)	(iii)	308	(206)	-	(iii) 308	308
Minority interests	2,729	(iv)	45	2,774	-	-	-
Total equity	442,513			431,996	430,299		425,819

(i) AASB 112 "Income taxes" requires the difference between the accounting cost base and the tax cost base of all assets and liabilities to be recognised as deferred tax assets and liabilities

(ii) AASB 3 "Business Combinations" does not require goodwill (being the excess of purchase consideration over the net identifiable assets acquired) to be amortised The standard requires that goodwill is assessed annually for impairment. Previously the group amortised goodwill over the period to which benefits are expected to be realised

(iii) Under AASB 2 "Share based payments", the Company would recognise the fair value of share options and share performance rights granted to employees as remuneration as an expense in the income statement on a pro-rata basis over the vesting period of the option or right with a corresponding adjustment to equity Share based payments were previously not recognised under AGAAP

(iv) Restatement of fair values arising on acquisition of interests in associated entities

(v) In accordance with AASB 137 certain intangible assets recognised on acquisition have been de-recognised due to the recognition criteria The de-recognition has seen an increase in the resultant goodwill arising on consolidation

NOTE 36: IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS (continued)

Reconciliation of Statement of Financial Position as presented under AGAAP to that under A-IFRS as at 1 July 2004.

	Consolidated				Company		
	AGAAP 1 July 2004 $000s	Notes	AIFRS adjustments $000s	AGAAP adjusted for AIFRS 2004 $000s	AGAAP 2004 $000s	AIFRS adjustments $000s	AGAAP adjusted for AIFRS 2004 $000s
ASSETS							
Current assets	55,666		-	55,666	45,268	-	45,268
Non current assets	215,349		-	215,349	206,428	-	206,428
Total assets	271,015			271,015	251,696		251,696
LIABILITIES							
Current liabilities	80,742		-	80,742	71,967	-	71,967
Non current liabilities	53,288	(i)	15,428	68,716	52,911	(i) 1,979	54,890
Total liabilities	134,030			149,458	124,878		126,857
Net assets	136,985			121,557	126,818		124,839
EQUITY							
Share capital	143,060		-	143,060	143,060	-	143,060
Retained profits	(6,075)	(i)	(15,428)	(21,503)	(16,242)	(ii) (1,979)	(18,221)
Reserves	-		-	-	-	-	-
Minority interests	-		-	-	-	-	-
Total equity	136,985			121,557	126,818		124,839

Reconciliation of net profit for the year ended 30 June 2005 under AGAAP to that under A-IFRS

Year ended 30 June 2005	Notes	Economic entity $000s	Parent entity $000s
Net profit reported under AGAAP		22,940	23,108
Write-back of goodwill amortisation	(ii)	8,969	-
De-recognition of restruction provision		(1,423)	-
Share based payment expense	(iii)	(308)	(308)
Income tax expense (Movement in deferred tax balances)	(i)	(2,330)	(4,480)
Net profit reported under A IFRS		27,848	18,320

Reconciliation of total equity as at 30 June 2005 presented under AGAAP to that under A-IFRS

	Notes	Economic entity 30 June 2005 $000s	Parent entity 30 June 2005 $000s
Total equity under AGAAP		442,513	430,299
Adjustments to share capital/reserves			
- Retained profits – share options/rights	(iii)	308	308
Adjustment to retained profits			
- Share capital – share options/rights	(iii)	(308)	(308)
Recognition of deferred tax balance	(i)	(9,137)	(4,480)
De-recognition of restructure provision	(v)	(1,423)	-
Total Equity Under AIFRS		431,953	425,819

NOTE 37: FINANCIAL INSTRUMENTS

	Floating interest rate		Non-interest bearing		Total carrying amount as per balance sheet		Weighted average interest rate	
Financial Instruments	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 %	2005 %
Financial Assets								
Trade debtors	-	-	137,381	77,999	137,381	77,999	n/a	n/a
Cash at bank	9,792	5,651	-	-	9,792	5,651	n/a	n/a
Loan to ACHA	7,785	8,477	-	-	7,785	8,477	7.7	7.4
Total Financial Assets	17,577	14,128	137,381	77,999	154,958	92,127	n/a	n/a
Financial Liabilities								
Trade creditors and accruals	-	-	116,730	71,362	116,730	71,362	n/a	n/a
Deferred purchase consideration	-	-	-	3,023	-	3,023	n/a	n/a
Interest bearing liabilities	577,000	322,698	-	-	577,000	322,698	7.4	7.9
Bank overdraft	-	-	-	-	-	-	-	-
Lease liability	3,133	8,392	-	-	3,133	8,392	10.5	10.5
Hire purchase liability	5,915	2,416	-	-	5,915	2,416	3.3	2.6
Total Financial Liabilities	586,048	333,506	116,730	74,385	702,778	407,891	n/a	n/a

Interest rate swaps are used to reduce exposure to interest rate fluctuations. They comprise contracts made with other parties to exchange, at specified intervals, the difference between fixed and floating-rate amounts calculated by reference to an agreed notional principal amount. The payment or receipt of the net amount of interest is made every quarter. The following table sets out the notional principal amounts and remaining terms of the outstanding contracts.

NOTE 37: FINANCIAL INSTRUMENTS (continued)

	2006 $'000	2005 $'000
1 year or less	-	109,000
Over 1 to 2 years	-	7,000
Over 2 to 3 years	330,000	20,000
Over 4 to 5 years	-	21,000
	330,000	157,000

Range of fixed interest rates 5.759% to 5.855%

NOTE 38: COMPANY DETAILS

The registered office of the Company is:

Healthscope Limited
Level 1
407 Royal Parade
PARKVILLE VIC 3052

Directors' Declaration

In accordance with a resolution of the directors of Healthscope Limited, I state that

1 In the opinion of the directors:

(a) the financial statements and notes of the Company and of the consolidated entity as set out on pages 28 to 78 are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the disclosing entity will be able to pay its debts as and when they become due and payable

2 This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2006.

3. In the opinion of the directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in note 15 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee

4 The Deed of Cross Guarantee has been entered into by the parties identified in note 15 to take advantage of the relief from accounting requirements available through Class Order 98/1418 issued by the Australian Securities and Investment Commission, and at the date of the declaration, the Company and the controlled entities identified in note 15 are within the classes of companies affected by this class order

On behalf of the Board



B R Dixon
Managing Director

Dated. 24 August 2006, Melbourne, Victoria.

Independent Audit Report

to the Members of Healthscope Limited

DTT Victoria

DTT Victoria
ABN 96 080 779 423
563 Bourke Street
Melbourne VIC 3000
GPO Box 78B
Melbourne VIC 3001 Australia

DX 111
Tel. +61 (0) 3 9208 7000
Fax +61 (0) 3 9208 7001
www.deloitte.com.au

Independent Audit Report to the Members of Healthscope Limited

Scope

The Financial Report and Directors' Responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity, a summary of significant accounting policies and other explanatory notes and the directors' declaration for both Healthscope Limited (the company) and the consolidated entity, for the year ended 30 June 2006 as set out on pages 28 to 79. The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

The company has disclosed information in relation to the remuneration of directors and executives (remunerations disclosures), as required by Accounting Standard 'AASB 1046: Director and Executive Disclosures by Disclosing Entities', under the heading 'Remuneration Report' on pages 12 to 21 of the Directors' Report, as permitted by the Corporations Regulations 2001.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with Accounting Standards in Australia and the Corporations Act 2001. This includes responsibility for the maintenance of adequate financial records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit has been conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 1046 and the Corporations Regulations 2001. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly in accordance with Accounting Standards in Australia and the Corporations Act 2001 so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations, their changes in equity and their cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 1046 and the Corporations Regulations 2001.

DTT Victoria

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the directors.
While we considered the effectiveness of management's internal controls over the financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

1. In our opinion, the financial report of Healthscope Limited is in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

   (b) complying with Accounting Standards in Australia and the Corporations Regulations 2001.

2. The remuneration disclosures that are contained in the Directors' Report comply with Accounting Standard AABS 1046 and the Corporations Regulations 2001.

DTT Victoria

DTT Victoria
Chartered Accountants



CMJ BRYAN
Partner

Melbourne: 23 August 2006

Shareholder Information

Shareholdings – as at 31 July 2006

Distribution of Shareholders Number

Size of holding	Number of ordinary Shareholders
1-1,000	3,007
1,001 – 5,000	7,797
5,001 – 10,000	2,109
10,001 – 100,000	1,299
100,001 – and over	128

The number of shareholdings held in less than marketable parcels is 241.

Voting rights – each share is entitled to one vote.

The names of the 20 largest Shareholders as at 31 July 2006 are:

Name	No. of Ordinary Shares held	% held of issued shares
1 National Nominees Ltd	27,445,515	11 81
2 JP Morgan Nominees Australia	18,382,579	7 91
3 Westpac Nominees Pty Limited	16,340,385	7.03
4 ANZ Nominees Limited	10,930,466	4.71
5 Citicorp Nominees Pty Ltd	9,281,230	4.00
6 Corkery Pty Ltd	7,325,230	3 15
7 Cogent Nominees Pty Limited	6,127,724	2.64
8 Mr Ronald Barry Evans	5,504,237	2.37
9 Queensland Investment Corporation	4,626,642	1 99
10 AMP Life Limited	3,909,290	1.68
11 Zonda Investments Pty Ltd	3,188,897	1.37
12 ANZ Nominees Limited	2,504,577	1 08
13 RBC Global Services Australia Nominees Pty Ltd	2,310,908	0.99
14 Sandhurst Trustees Ltd	2,058,041	0 89
15 Citigroup Nominees Pty Ltd	1,952,968	0.84
16 Zonda Pty Ltd	1,530,967	0 66
17 Invia Custodian Pty Limited	1,512,293	0 65
18 Mr Bruce Robert Dixon	1,502,475	0.65
19 Dene Nominees Pty Ltd	1,436,600	0.62
20 Mirrabooka Investment Ltd	1,426,274	0.61
	129,297,298	55.66

The names of the substantial shareholders listed in the Company's register as at July 2006 are:

Name	No. of ordinary shares held	% held of issued shares
BEC Equities Pty Ltd	18,921,735	8.15
Cooper Investors Pty Ltd	17,388,916	7.49
AMP Ltd	15,001,027	6 46
Invesco Australia Ltd	11,768,318	5 06

Stock Exchange listing

Quotation has been granted for all the ordinary shares of the Company on all member exchanges of the Australian Stock Exchange Limited.

Five Year Historical Summary

2002 to 2006 financial performance

	Units	(1) 2002	(1) 2003	(1) 2004	(2) 2005	(2) 2006
Total Revenue	$'000	178,745	245,057	364,282	534,767	1,125,021
EBITDA	$'000	20,804	26,983	36,542	67,947	144,827
EBIT	$'000	16,264	20,283	27,366	51,128	114,865
Profit before Tax	$'000	14,052	16,902	23,822	33,758	72,092
Profit after Tax	$'000	10,549	12,646	18,149	27,848	54,920
EBITDA (before non-recurring items)	$'000	20,027	25,483	33,343	65,906	139,836
EBIT (before non-recurring items)	$'000	15,487	18,783	24,167	49,087	109,874
Net Profit before Tax (before non-recurring items)	$'000	13,275	15,402	20,623	31,717	67,101
Net Profit after Tax (before non-recurring items)	$'000	10,005	11,596	15,589	25,807	49,929
Operating Cashflow	$'000	14,359	14,482	27,932	33,988	84,552
Operating Cashflow / EBITDA	%	69.0	53.7	76.4	50.0	58.4
Operating Cashflow less Tax & Interest / EBITDA	%	69.0	85.0	52.7	79.4	93.6
Capital Expenditure	$'000	7,143	8,132	13,212	21,276	46,569
Capital Expenditure - Acquisition	$'000	62,249	12,604	23,380	381,253	581,906
Total Assets	$'000	195,043	238,155	271,015	917,270	1,547,712
Net Debt	$'000	66,950	47,400	46,285	327,821	576,256
Shareholders Equity	$'000	83,014	123,989	136,985	431,996	731,223
Key Ratios						
Earnings per share	cents	14.51	14.93	19.73	20.90	25.00
Operating cashflow / share	cents	19.33	16.56	31.52	18.97	36.40
Total dividend per share	cents	6.50	8.50	10.50	12.50	14.50
Net asset backing per share	$	1.12	1.42	1.55	2.41	3.15
Net debt to capitalisation	%	44.6	27.7	25.3	43.1	44.1
Net debt to Equity	%	80.6	38.2	33.8	75.9	78.8
Interest cover (EBITDA / Interest expense)	times	9.4	8.0	10.3	3.9	3.4
Return on Equity (NPAT / Equity)	%	12.7	10.2	13.2	6.4	7.5
Return on Invested Capital (EBIT before non-recurring items / Capital Invested)	%	10.3	11.5	13.7	6.7	8.6
Margins						
EBITDA margins	%	11.6	11.0	10.0	12.7	12.9
EBIT Margins	%	9.1	8.3	7.5	9.6	10.2
NPAT Margins	%	5.9	5.2	5.0	5.2	4.9

(1) Financial statements and ratio's prepared under AGAAP

(2) Financial Statements and ratio's prepared under A-IFRS

Directory and Investor Information

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HEALTHSCOPE LIMITED

ACN 006 405 152

Level 1,
407 Royal Parade
Parkville, Victoria, 3052
AUSTRALIA

Telephone (+613) 9356 7500
Facsimile (+613) 9356 7599

E mail: info@healthscope.com.au
Website: www.healthscope.com.au

DIRECTORS

H K McCann (Chairman)

L B Nicholls (Deputy Chairman)

B R Dixon (Managing Director)

Z E Switkowski

R A F England

R B Evans

COMPANY SECRETARY

I A Player

SHARE REGISTRY

Link Market Services Limited
Level 4,
333 Collins Street
Melbourne, Victoria 3000

Telephone: (+613) 9615 9800
Facsimile: (+613) 9615 9921

INVESTOR RELATIONS

Healthscope is listed on the Australian Stock Exchange Limited. The ASX Code is 'HSP' and the Seat Abbreviation 'Healthscope'.

For further information on investor relations, contact Healthscope Chief Financial Officer, Mr J J Czyzewski, at Healthscope Limited, Level 1,
407 Royal Parade,
Parkville, Victoria, 3052.

Telephone (+613) 9356 7500


Healthscope

END